Form 20-F
period 2005-12-31
Seaspan CORP
filed 2006-03-17
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,846,500 Class A Common Shares, par value of $0.01 per share

7,145,000 Class B Common Shares, par value at $0.01 per share

100 Class C Common Shares, par value $0.01 per shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

SEASPAN CORPORATION

i

ii

PART I

This Annual Report should be read in conjunction with the financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the Securities and Exchange Commission, or SEC, on August 8, 2005. Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should, be considered in light of various important factors, including those set forth in this Annual Report under the heading “Risk Factors.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common and subordinated shares. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Unless we specify otherwise, all references and data in this Annual Report to our business, our containerships and our contracted fleet refer to our current fleet of 15 containerships that we have purchased from 15 wholly owned subsidiaries of Seaspan Container Lines Limited, or SCLL, and an additional eight containerships that we have agreed to acquire from eight other wholly owned subsidiaries of SCLL over approximately the next 18 months, in each case, upon their completion and delivery. Those 23 subsidiaries are collectively referred to as the VesselCos. Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan Corporation,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation, and, for periods before our initial public offering, the predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 2500 TEU class vessels, 3500 TEU class vessels, 4250 TEU class vessels, 8500 TEU class vessels, and 9600 TEU class vessels have an actual capacity of 2546 TEU, 3534 TEU, 4253 TEU, 8468 TEU, and 9580 TEU, respectively. Unless otherwise indicated, all references to currency amounts in this Annual Report are in U.S. dollars.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

	Years Ended December 31,				January 1 to August 11, 2005(1)	August 12 to December 31, 2005
	2001(1)	2002(1)	2003(1)	2004(1)
	(in thousands)
Statements of operations data (period ended):
Revenue (2)	$5,140	$20,993	$35,011	$35,933	$40,157	$34,803
Operating expenses:
Ship operating	1,346	4,560	6,577	7,157	7,733	8,252
Depreciation	1,311	5,217	8,587	8,808	9,904	7,186
General and administrative (3)	128	131	208	207	218	1,694

Operating earnings	2,355	11,085	19,639	19,761	22,302	17,671
Other expenses (earnings):
Interest expense	1,070	7,799	12,193	11,804	14,563	1,699
Change in fair value of interest rate swaps (4)	11,066	14,218	(5,808)	(1,416)	(7,308)	—
Interest income	—	—	—	—	—	(124)
Write-off on debt refinancing	7,805	—	—	3,135	—	—
Undrawn credit facility fee	—	—	—	—	—	1,041
Amortization of deferred financing fees	26	126	183	222	450	726
Other	90	74	(36)	(53)	(17)	—

Net earnings (loss)	$(17,702)	$(11,132)	$13,107	$6,069	$14,614	$14,329

Common shares outstanding						35,991,600

Per share data:
Earnings from commencement of operations, basic and diluted in dollars						$0.40
Cash dividends paid						$0.23

Statements of cash flows data (period ended):
Cash flows provided by (used in):
Operating activities	$1,837	$9,646	$16,860	$18,540	$19,289	$24,115
Investing activities	(23,133)	(26,294)	(236,369)	(8,692)	(20,939)	(826,253)
Financing activities	22,560	25,070	212,320	(8,279)	793	817,856

	Years Ended December 31,				January 1 to August 11, 2005(1)	August 12 to December 31, 2005
	2001(1)	2002(1)	2003(1)	2004(1)
	(in thousands)

Balance sheet data (at period end):
Cash and cash equivalents	$1,264	$9,686	$2,497	$4,066	$3,209	$15,718
Current assets	14,364	15,433	9,100	13,258	22,316	18,070
Vessels	200,373	221,021	452,141	454,862	466,112	621,163
Deferred financing fees	1,715	1,562	4,828	8,201	8,548	6,526
Fair value of interest rate swaps, asset (4)	—	—	—	—	—	4,799
Total assets	216,461	238,022	466,069	476,321	496,976	650,558
Current liabilities (excluding current portion of long-term debt)	1,760	3,925	4,135	5,481	5,357	4,226
Current portion of long-term debt (5)	6,698	11,984	12,848	19,773	26,203	—
Long-term debt (5)	164,528	155,359	347,946	376,999	405,495	122,893
Due to related party	49,678	69,440	96,883	64,822	43,393	—
Fair value of interest rate swaps, liability (4)	11,066	25,284	19,476	18,860	11,552	—
Owner’s equity (deficiency)	(17,692)	(28,824)	(15,707)	(9,638)	4,976	—
Share capital	—	—	—	—	—	512,589
Total shareholders’ equity	—	—	—	—	—	523,439

Other data:
Number of vessels in operation at period end (2)	2	5	5	6	10	13
TEU capacity at period end	8,506	21,265	21,265	29,733	50,960	63,719
Fleet utilization (6)	100.0%	99.8%	100.0%	100.0%	99.8%	100.0%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.
(2)	The commencement of the predecessor’s active operations began with the delivery of two 4250 TEU vessels in 2001. Three additional 4250 TEU vessels were delivered in June, September, and October 2002, respectively. The first 8500 TEU vessel was delivered in December 2004 and the second in January 2005. In 2005, the predecessor also took delivery of three 4250 TEU vessels. On August 12, 2005, we acquired ten containerships from the predecessor, and began active vessel operations. In 2005, we also took delivery of three 4250 TEU vessels. Each of these vessels has been in operation since delivery.
(3)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial fleet, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.
(4)

The predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in current period earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. For the fiscal period ended December 31, 2005, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns and outstanding debt through July 2012. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. As the interest swap agreements have been designated as hedging instruments in accordance with the requirements in FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, changes in the fair value of the interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income.

(5)	All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.
(6)	There was no drydocking of the vessels during the periods presented. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during the period. We use fleet utilization to measure our efficiency in operating our vessels and the amount of days that our vessels are off-hire. We define operating days as the number of our ownership days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a period during which our vessels actually generate revenues. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affects the amount of vessel operating expenses that we incur.

Vessel Acquisitions and Recent Developments

The following table lists each of the VesselCos from which we have purchased each of the first 15 vessels of our contracted fleet along with the vessel name, size in TEUs and charterer.

	Company Name	Vessel Name	Size (TEUs)	Charterer
1	CSCL Hamburg Shipping Company Limited	CSCL Hamburg*	4250	CSCL Asia
2	CSCL Chiwan Shipping Company Limited	CSCL Chiwan*	4250	CSCL Asia
3	CSCL Ningbo Shipping Company Limited	CSCL Ningbo*	4250	CSCL Asia
4	CSCL Dalian Shipping Company Limited	CSCL Dalian*	4250	CSCL Asia
5	CSCL Felixstowe Shipping Company Limited	CSCL Felixstowe*	4250	CSCL Asia
6	Clorina Marine Company Limited	CSCL Oceania*	8500	CSCL Asia
7	Elia Shipping Company Limited	CSCL Africa*	8500	CSCL Asia
8	Vancouver Shipping Company Limited	CSCL Vancouver*	4250	CSCL Asia
9	Tofino Shipping Company Limited	CSCL Sydney*	4250	CSCL Asia
10	Nootka Shipping Company Limited	CSCL New York*	4250	CSCL Asia
11	Nanaimo Shipping Company Limited	CSCL Melbourne(1)	4250	CSCL Asia
12	Burrard Shipping Company Limited	CSCL Brisbane(2)	4250	CSCL Asia
13	Seaspan King Shipping Company Limited	CP Kanha(3)	4250	CP USA(6)
14	Seaspan Queen Shipping Company Limited	Dubai Express(4)	4250	CP USA
15	Seaspan Knight Shipping Company Limited	Jakarta Express(5)	4250	CP USA

(*)	Indicates delivered vessels as of August 12, 2005.
(1)	Delivered on August 17, 2005.
(2)	Delivered on September 15, 2005.
(3)	Delivered on October 18, 2005.
(4)	Delivered on January 3, 2006.
(5)	Delivered on February 21, 2006.
(6)	CP Ships USA, LLC, or CP USA.

On December 30, 2005, China Shipping (Group) Company, or China Shipping, novated its 12 time charters to China Shipping Container Lines (Asia) Co. Ltd., or CSCL Asia, a British Virgin Islands company and a majority owned subsidiary of CSCL. China Shipping Container Lines Co., Ltd, or CSCL, a majority owned subsidiary of China Shipping, had been subchartering these vessels from China Shipping. Each of CSCL and China Shipping Container Lines (Hong Kong) Co., Limited, or CSCL Hong Kong, have guaranteed the obligations and liabilities of CSCL Asia under each the time charter.

We have agreed to acquire two 3500 TEU vessels from Conti 51. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Conti 52. Container Schiffahrts—GmbH & Co. KG Nr. 1, or Conti. The scheduled delivery date for the first vessel is February 28, 2007 and July 31, 2007 for the second.

We have also agreed to acquire four 2500 TEU vessels that will be constructed by Jiangsu Yangzijiang Shipbuilding, or Jiangsu. The scheduled delivery dates for these vessels are: August 30, 2008 for the first, November 30, 2008 for the second, January 30, 2009 for the third, and February 28, 2009 for the fourth vessel.

On March 9, 2006, we paid a dividend of $12.3 million, or $0.425 per share, for the quarter ended December 31, 2005.

Additional information about these acquisitions, including our financing of them, and about the dividends we paid is included in “Item 5. Operating and Financial Review and Prospects.”

On February 12, 2006, during the final inspection at the end of the scheduled drydocking of the CSCL Hamburg for her special survey, a 12-16 inch long crack was detected on each side of the rudder horn in the area where the rudder horn is welded to the hull plating. Permanent repairs were concluded on March 7, 2006, and the vessel returned to service under its time charter at midnight on March 9, 2006. The CSCL Hamburg was out of service for approximately of 26 days, and was in drydock for approximately 23 days, approximately 13 days in excess of the ten days budgeted for the special survey. The incremental cost to make the repair was approximately $75,000, not including the lost time charter revenue. We may be responsible for covering the incremental cost of this repair, while the remainder of the special survey costs will be for the account of our Manager.

Upon learning of this matter, our Manager ordered the inspection of the rudder horn area of the CSCL Chiwan, which had previously completed her special survey on February 15, 2006, and during which no cracks were detected. During the underwater reinspection, one crack, which was significantly smaller than those found on the CSCL Hamburg, was also found on each side of the CSCL Chiwan’s rudder horn. We expect the cost to permanently repair the CSCL Chiwan’s rudder horn will also be approximately $75,000, that the repairs will be carried out without the vessel having to divert to a drydock, and that repairs will not take longer than four to five days.

On March 13, 2006, our Manager completed the inspection of the CSCL Ningbo. Similar cracks were found, but these were smaller than those found in the CSCL Chiwan. No repairs will be required until the CSCL Ningbo’s scheduled drydocking in 2007,

Our Manager is planning to inspect all of the 4250 TEU vessels that have been, or shortly will be, delivered by Samsung Heavy Industries Co. Ltd., or Samsung, to determine if the cracking problem extends to them as well. Our Manager is currently in consultation with Lloyd’s Register of Shipping, or Lloyd’s, Det Norske Veritas, or Det Norske, Samsung and the manufacturer of the rudder horn, to determine responsibility for the problem. Our Manager is considering all options available to it to seek compensation for the costs of making these repairs. In addition, the off hire periods are still being settled with CSCL Asia and insurance claims have been made.

Additional information about these repairs is included in “Item 5. Operating and Financial Review and Prospects.”

B.	Capitalization and Indebtedness

The following should be read in conjunction with the historical financial statements and the related notes thereto in this Annual Report as well as “Item 5—Operating and Financial Review and Prospects—A. Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table sets forth our capitalization as of December 31, 2005:

Actual
(in thousands)
Cash and cash equivalents	$15,718
Secured credit facility	122,893
Shareholders’ equity (1)
Common shares, par value $0.01 per share, 200,000,000 shares authorized; 28,846,500 shares issued and outstanding as adjusted	605,777
Subordinated shares, par value $0.01 per share, 25,000,000 shares authorized; 7,145,000 shares issued and outstanding as adjusted	150,045
Incentive shares, par value $0.01 per share, 100 shares authorized; 100 shares issued and outstanding as adjusted	1
Fees and expenses in connection with issuance of the common shares	(45,330)
Excess of purchase price paid over historical cost on vessel purchase (2)	(197,904)
Retained earnings	6,051
Accumulated other comprehensive income	4,799

Total shareholders’ equity	523,439

Total capitalization	$662,050

(1)	At December 31, 2005, we do not have any options, warrants or other dilutive securities outstanding, other than our option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the ten additional containerships in our contracted fleet.
(2)	Reflects the $197.9 million excess of the purchase price of the initial fleet over the predecessor’s carrying value, which is recorded as a charge to equity.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common shares.

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves.

We intend to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	changes in the basis of taxation of our activities in various jurisdictions.

The amount of cash we have available for dividends on our common shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facility and, in any future debt agreements;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, must pay a monthly administrative services fee not to exceed $6,000 per month and must reimburse our Manager for all reasonable costs in providing us with administrative and strategic services.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facility will also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common and subordinated share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common and subordinated shares. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. We will likely need at some time in the future to retain funds, on an annual basis, in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base. For a description of these factors, please read “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends.” Unless we are successful in making accretive acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

We will be required to make substantial capital expenditures to complete the acquisition of our contracted fleet and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

In order to complete the acquisition of our contracted fleet, we have agreed to purchase an additional eight containerships, incrementally over approximately the next 18 months, at an aggregate cost of $573.3 million from the VesselCos. Our obligation to purchase the additional eight vessels is not conditional upon our ability to obtain financing for such purchase. We have the option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional eight containerships. Such common shares would be valued at a net price equal to 95% of our initial public offering price.

In addition, we intend to make substantial capital expenditures to increase the size of our fleet beyond our initial 23 vessels. We have entered into a purchase agreement with Conti to acquire two 3500 TEU vessels over the next 17 months. We have also entered into a ship building contract for four 2500 TEU vessels with Jiangsu. The vessels will be constructed for us over the next 35 months. For a description of these agreements, please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet—Acquisition of our Fleet.”

To fund the remaining portion of these and other capital expenditures, we will use cash from operations or incur borrowings or raise capital through the sale of additional equity. We intend to raise funds through the issuance of additional equity in order to complete the funding of the acquisition of our contracted fleet. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility will impose financial and other restrictions on us, including our ability to pay dividends.

We have entered into a $1.0 billion secured credit facility of which $513.3 million is available to complete the acquisition of our contracted fleet and the balance of $250.0 million will be available to fund the acquisition of any additional new or used containerships. There are restrictions on the amount that can be advanced to us under the credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain circumstances, based additionally on the TEU capacity of the vessel, and the price at which we acquired the vessel and other factors. Our credit facility has a maturity date of the earlier of (x) the seventh anniversary of the final delivery date of the last of the 23 containerships comprising the contracted fleet or (y) October 31, 2014. For more information, please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Credit Facility.”

Our ability to borrow amounts under our credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down under our credit facility. We may be required to prepay amounts borrowed under our credit facility if we, or in certain circumstances, our charterers, experience a change of control.

Our credit facility will also impose operating and financial restrictions on us and will require us to comply with certain financial covenants. These restrictions and covenants will limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreement, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

To fund the construction and acquisition of the 2500 TEU vessels and the 3500 TEU vessels that we recently contracted to acquire, we intend to enter into a new long term debt facility. We expect that the new facility will also contain restrictions.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facility.

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facility or future credit facilities. While we intend to refinance amounts drawn under our credit facility or future credit facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility, future credit facilities, or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility, future credit facilities, or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We derive all of our revenue from two charterers, and the loss of either charterer, any time charter or any vessel could result in a significant loss of revenue and cash flow.

CSCL Asia and CP USA, a subsidiary of CP Ships Limited, or CP Ships (which is a subsidiary of TUI AG, or TUI), are currently our only customers. China Shipping accounted for 100% of the predecessor’s containership revenue. China Shipping subchartered its vessels to its wholly owned subsidiary, CSCL. CSCL accounted for 100% of our containership revenue until October 18, 2005, when our first vessel chartered by CP Ships was delivered to us. On December 30, 2005, China Shipping novated its 12 time charters to CSCL Asia, a majority owned subsidiary of CSCL. In addition, CSCL Asia will charter each of the four 2500 TEU vessels that will be constructed and that we expect to be delivered to us between August 2008 and February 2009. Upon delivery of our contracted fleet, we will derive a majority of our revenue and cash flows from CSCL Asia and CP USA. In 2007, we expect two 3500 TEU vessels to be delivered to us. Those vessels will be chartered to COSCO Container Lines Co., Ltd., or COSCON. After the delivery of the two 3500 TEU vessels we will derive all our revenue from three charterers. All of the vessels that we are to acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the ship building contract with each of Samsung, Zhejiang Shipbuilding Co. Ltd., or Zhejiang, and Jiangsu;

•	the charterer exercises certain specific limited rights to terminate the charter;

•	under our time charters with CP USA, the charters terminate upon a change of control of our company if CP USA fails to consent to such change of control;

•	under our time charters with CP USA, the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement; or

•	under our time charters with COSCON, the charterer terminates the charter because the ship fails to meet certain guaranteed speed requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenue from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

A decrease in the level of China’s exports of goods or an increase in trade barriers to China’s exports will have a material adverse impact on our charterers’ business and, in turn, affect our business and results of operations.

There are many more goods exported out of China than are imported. Most of our charterers’ container shipping business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business.

Furthermore, increasing trade protectionism in the markets that our charterers serve has caused an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China. These increases also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade with China would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have an adverse impact on our financial condition and results of operations.

The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although our time charters with CSCL Asia are guaranteed by CSCL and CSCL Hong Kong and are governed by English law, if we are required to commence legal proceedings against CSCL or CSCL Hong Kong with respect to the provisions of a time charter or the guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings against CSCL and CSCL Hong Kong in China. Similarly, although Jiangsu provides a warranty against certain defects for each of the four 2500 TEU vessels that it will construct for us, a refund guarantee from a financial institution for the installment payments we will make to Jiangsu, and the ship building contract is governed by English law, if we are required to commence legal proceeding against Jiangsu with respect to the provisions of the ship building contract or the warranty, or against the refund guarantor for a refund of our installment payments, we may have difficulties enforcing any judgment obtained in such proceeding against Jiangsu or the refund guarantor in China.

We depend on our Manager to operate our business.

We are a newly formed company, incorporated in May 2005, with no current plans to have any employees other than our chief financial officer. Pursuant to the management agreement, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and ability to execute our growth strategy will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

Our ability to compete for and to enter into new charters and expand our relationships with our charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of vessel construction constraints;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	successfully execute our growth strategy.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Delays in deliveries of our newly built containerships could harm our operating results.

We have agreed to purchase eight containerships to complete our contracted fleet. In addition, we have also agreed to purchase an additional six containerships. The eight containerships, which will complete our contracted fleet, are scheduled to be delivered at various times over approximately the next 18 months. Each of these eight vessels is being built at the shipyard in South Korea owned by Samsung. Of the additional six containerships that we have agreed to purchase, two are being built at the shipyard in Ningbo, China, owned by Zhejiang, and four will be built at the shipyards in Jiangsu Province, China, owned by Jiangsu. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other events that disrupt Samsung’s, Zhejiang’s or Jiangsu’s operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of Samsung, Zhejiang or Jiangsu;

•	a backlog of orders at Samsung, Zhejiang or Jiangsu;

•	hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with Samsung, Zhejiang or Jiangsu.

In addition, each of the ship building contracts for the eight containerships completing our contracted fleet being built by Samsung and for the additional six containerships that will be or are being built by Zhejiang or Jiangsu contains a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a containership is materially delayed or if a ship building contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We are relying on the VesselCos to pay all costs for the eight containerships completing our contracted fleet and on Conti to pay all costs for the additional two containerships, with certain exceptions, that we will not own until after delivery and inspection.

The VesselCos are responsible for all costs relating to the construction and delivery of the additional eight containerships that we have contracted to purchase, but have not yet been delivered from the shipyard. Conti is responsible for all payments related to the construction and delivery of the additional two 3500 TEU containerships, except for the costs related to the supervision and survey of the construction of the vessels and certain supply costs, for which we are responsible. When the vessels have been delivered and have passed inspection, we will purchase the vessels at a specified price. If the VesselCos or Conti fail to continue to make construction payments for its respective containerships, we could lose access to the containerships as a result of the default or we may need to finance the containerships before they begin operating and generating revenue, which could harm our business and reduce our ability to pay dividends to our shareholders.

We will be paying all costs for the four 2500 TEU vessels that will be built for us by Jiangsu.

For each 2500 TEU vessel, we are required to make five payment installments, each consisting of 10% of the total contracted purchase price for each vessel and a sixth installment for the final 50% balance remaining outstanding for each vessel. To fund the construction of these vessels we intend to enter into a new long term debt facility. If Jiangsu is unable to deliver a vessel or if we reject a vessel and, in either case, we are unable to recover our payments from Jiangsu or its refund guarantor, or if the vessel has material defects that entitle CSCL Asia to reject a vessel and we are unable to re-charter the vessel, we would continue to be responsible for the payments under our new long term debt facility without the benefit of revenue generated from those vessels or the funds paid to Jiangsu to offset our payments. Such an outcome could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Zhejiang has limited experience building containerships.

Zhejiang has only built bulkcarriers, multipurpose ships, tankers and offshore supply vessels. Zhejiang has recently begun building containerships, and is expected to deliver its first containership in 2006; thus, Zhejiang has limited experience in building containerships. If Zhejiang is unable to build the two 3500 TEU containerships that we have ordered or if we cannot take delivery of the containerships due to flaws or defects, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

Due to our lack of diversification, adverse developments in our containership transportation business could reduce our ability to pay dividends to our shareholders.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Our growth depends upon continued growth in demand for containerships and the ocean-going shipping container industry may be at or near the peak of its upward trend and charter hire rates are at or near historical highs; these factors may lead to reductions and volatility in charter hire rates and profitability.

Our articles of incorporation limit our business to the chartering or rechartering of containerships to others and any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, although our business purpose may be modified by our board of directors subject to, for as long as the management agreement with our manager is in effect, the approval of the holders of our incentive shares. Our growth will generally depend on continued growth in world and regional demand for chartering marine container shipping.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. The current industry’s upward trend may be at or near its peak and charter hire rates are at or near historical highs. In the future, rates may contract. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are out of service; and

•	port congestion.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of depression when our ships’ charters expire, we may be forced to recharter our ships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to subject them to a long-term time charter arrangement as part of our acquisition and financing plan.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

The market supply of containerships has been increasing and the containerships orderbook reached a new record level as of June 1, 2005. An over-supply of containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional long-term, fixed-rate time charters for such ships. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a containership, we may incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We may be unable to draw down the full amount of our credit facility if the market value of our vessels declines.

There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain instances, additionally based on the amount of TEU capacity of the vessel, the price at which we acquired the vessel and other factors. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility, or obtain other financing or incur debt on terms that are acceptable to us or at all. We may also not be able to refinance our debt or obtain additional financing.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership related assets and container shipping businesses. Factors that may limit the number of acquisition opportunities in the containership industry in the near term include the relatively small number of independent containership fleet owners and the limited number of modern containerships with appropriate characteristics not subject to existing long-term charters. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to retain our ability to pay substantial regular dividends.

Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity and our ability to pay dividends to our shareholders.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our shareholders. For additional information on these and other environmental requirements, you should carefully review the information contained in “Item 4. Information on the Company—D. Property, Plants and Equipment—Environmental and Other Regulations.”

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of the business.

International container shipping is subject to security and customs inspection and related procedures, or inspection procedures, in countries of origin, destination, and trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers.

Since the events of September 11, 2001, United States and Canadian authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

A government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships may negatively impact our revenue and our ability to pay dividends to our shareholders.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 1l, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Hostilities in South Korea could constitute a force majeure event under our contracts with Samsung and could impact the construction of our newbuildings or result in their inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by our containerships involve the loading or discharging of containerships in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, and particularly in China or Japan, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and share price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenue, which could result in reduction in the market price of our common shares. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance will include hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facility, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 15 vessels has an average age of 1.8 years, we cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

As we expand our business, our Manager may need to improve its operating and financial systems and will need to recruit suitable employees and crew for our vessels.

With the recent delivery of five containerships, the future delivery of the eight containerships completing our contracted fleet, and the additional six vessels that we have agreed to purchase or have built, we will more than double the size of our initial fleet. Our Manager’s current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While our Manager has not experienced any difficulty in recruiting to date, we cannot guarantee that it will be able to continue to hire suitable employees as we expand our fleet. If our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its and our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders may be reduced.

We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into additional long-term, fixed-rate container time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our 4250 TEU vessels are currently enrolled with Det Norske, our 8500 TEU vessels are currently enrolled with Lloyd’s. The two 3500 TEU vessels that we have agreed to purchase are being built in compliance with the rules of Germanischer Lloyd. Upon completion, each of the 3500 TEU vessels will be enrolled with either Lloyd’s or Det Norske. All of the currently trading vessels have been awarded ISM certification and we expect that each of the vessels to be delivered in the future will be awarded ISM certification upon delivery.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our initial fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection. These vessels have qualified within their respective classification societies for drydocking once every five years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements. This would negatively impact our revenue.

Our Manager will engage in other businesses and may compete with us.

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd. and Norsk Pacific Steamship Company Limited, generally will agree, and will cause their controlled affiliates (which does not include us and our subsidiaries), not to engage in the business of chartering or rechartering containerships to others during the term of the management agreement. The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements—Omnibus Agreement—Non-competition.”

Our officers will not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers will be involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our chief executive officer has entered into an employment agreement with our Manager whereby he has agreed to serve as our chief executive officer for an initial term of three years that is renewable annually thereafter by mutual consent. Pursuant to this employment agreement, our chief executive officer will devote substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer will be employed by us and not by our Manager and will devote all of his time to our matters. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us. Please read “Item 4. Information on the Company—B. Business Overview—Management.”

Our Manager and its affiliates have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment and ours.

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our common shares, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our common shares. These conflicts include, among others, the following situations:

•	the asset purchase agreement, the management agreement and the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were negotiated prior to our initial public offering and were not the result of arm’s length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

•	our chief executive officer and certain of our directors may also serve as executive officers or directors of our Manager;

•	our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common shares and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on the incentive shares;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends, even if the purpose or effect of the borrowing is to pay a dividend on the subordinated shares;

•	other than our chief financial officer, our officers, including our chief executive officer, will not spend all of their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience in the container shipping industry and has worked with our Manager for many years. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. Although Mr. Wang has an employment agreement with our Manager, he does not have an employment agreement with us. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be adversely affected by the loss of such services.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager will share in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common and subordinated shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements—Management Agreement—Compensation of Our Manager.”

Our Manager is a privately held company and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, an investor in our shares might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of the acquisition of all of our contracted fleet of 23 containerships, we will have substantial indebtedness. We will also incur more indebtedness in connection with the acquisition of the additional four 2500 TEU vessels and two 3500 TEU vessels and expect to incur more indebtedness in connection with future acquisitions. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

In addition, upon a change of control, our Manager may elect to have us purchase the incentive shares, which could result in a substantial payment to our Manager and discourage a change of control that might otherwise be beneficial to shareholders.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the prior approval of our board of directors.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

The nineteen 4250 TEU vessels in our contracted fleet have been, or will be, built in accordance with custom designs and are the same in all material respects. In addition, all of the vessels in our contracted fleet have, or will have, the same or similar equipment. As a result, any latent design defect discovered in a 4250 TEU vessel will likely affect all of our 4250 TEU vessels and any equipment defect discovered will likely affect all of the vessels in our contracted fleet.

All of the nineteen 4250 TEU vessels that we have purchased or have agreed to purchase are, or will be, based on standard designs from Samsung and customized by SCLL and our Manager in consultation with the charterers of each vessel and the classification societies, Lloyd’s and Det Norske, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one of our 4250 TEU vessels will likely affect all of our other vessels in that class. Although the oldest of these 4250 TEU vessels has been operating since 2001 with no evidence of any material defects, we cannot assure you that latent defects will not be discovered in these vessels. In addition, all of the vessels in our contracted fleet have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all of the vessels in our contracted fleet. Any disruptions in the operation of the vessels in our contracted fleet resulting from these defects could adversely affect our receipt of revenue under time charters for the vessels affected.

The four 2500 TEU vessels that will be built for us by Jiangsu will be built in accordance with standard designs from Jiangsu and will be the same in all material respects. In addition, all of the 2500 TEU vessels will have the same or similar equipment. As a result, any latent design defect discovered in a 2500 TEU vessel will likely affect all of our 2500 TEU vessels and any equipment defect discovered will likely affect all of the 2500 TEU vessels.

Similarly to our 4250 TEU vessels, all of the four 2500 TEU vessels that will be built for us by Jiangsu will be based on standard designs from Jiangsu and will be uniform in all material respects. As a result, any latent design defect discovered in one of our 2500 TEU vessels will likely affect all of our other vessels in that class. In addition, all of the 2500 TEU vessels that will be built for us by Jiangsu will have the same or similar equipment. As a result, any equipment defect discovered in one 2500 TEU vessel built by Jiangsu may affect all 2500 TEU vessels built by Jiangsu. Any disruptions in the operation of our vessels resulting from these defects could adversely affect our receipt of revenue under time charters for the vessels affected.

There are greater than normal construction, delivery and operational risks with respect to the 9600 TEU vessels that we have agreed to purchase.

The two 9600 TEU vessels on order that we have agreed to purchase are some of the first vessels of this type to be built. Although one other company before us has built, serviced or operated similar vessels built by Samsung, there are unknown and possibly greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which would adversely affect our receipt of revenue under time charters for these vessels, as well as their future resale value.

Increased competition in technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters are terminated and the resale value of our vessels. As a result, our cash available for the payment of dividends could be adversely affected.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We are incorporated in the Republic of the Marshall Islands, which does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation—United States” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common shares.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we qualify for this statutory tax exemption and we take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, 5% shareholders could acquire and own the majority of our outstanding common shares. This would preclude us from being eligible for the Section 883 exemption unless we can establish that among those 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of such shares for more than half the number of days during the taxable year. If 5% shareholders acquire the majority of our outstanding common shares, there can be no assurance that a sufficient number of those shareholders will be qualified shareholders for purposes of Section 883 to enable us to continue to be eligible for the Section 883 exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. While our charterers generally are obligated under the charters to reimburse us for any 4% U.S. federal income tax imposed on charter hire they pay to us, the imposition of this taxation could have a negative effect on our business and could result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our assets, income and operations, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We derive substantially all of our income from time chartering and voyage chartering activities and we believe that at least a majority, if not all, such income should be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Such services income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income, in particular, at least a majority, if not all, our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently introduced in the U.S. Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax discussed at “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of U.S. Holders—Distributions” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings.

Under the Income Tax Act (Canada) (the Canada Tax Act), a corporation that is resident in Canada is subject to tax in Canada on its worldwide income, and shareholders of a corporation resident in Canada may be subject to Canadian capital gains tax on a disposition of its shares and to Canadian withholding tax on dividends paid in respect of such shares.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of its gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and it was not granted articles of continuance in Canada before the end of the year.

Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income. Further, shareholders who are non-residents of Canada may be or become subject under the Canada Tax Act to tax in Canada on any gains realized on the disposition of our shares and would be or become subject to Canadian withholding tax on dividends paid or deemed to be paid by us, subject to any relief that may be available under a tax treaty or convention.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on business in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please read “Item 10. Additional Information—E. Taxation—Canadian Federal Income Tax Consequences” for a discussion of expected material Canadian federal income tax consequences of owning and disposing of our common shares.

Item 4.	Information on the Company

A.	History and Development of the Company

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005 to acquire all of SCLL’s current containership business.

Upon the completion of our initial public offering on August 12, 2005, we acquired ten containerships consisting of eight 4250 TEU vessels and two 8500 TEU vessels from the VesselCos. We refer to these ten containerships as our initial fleet. In addition, we entered into a purchase agreement with certain of the VesselCos to acquire an additional 13 new containerships as they are completed and delivered. Of the additional 13 new containerships, we have taken delivery of five 4250 TEU vessels. The next eight containerships, which will complete our contracted fleet, will be acquired over approximately the next 18 months. The eight containerships will consist of six 4250 TEU and two 9600 TEU vessels being constructed by Samsung. We refer to these 23 vessels collectively as our contracted fleet. Our contracted fleet will have approximately 116,900 TEU in capacity. In addition, we have agreed to acquire two 3500 TEU vessels from Conti and four 2500 TEU vessels. Each of the 2500 TEU vessels will be built by Jiangsu and will be acquired over the next 35 months; while, each of the 3500 TEU vessels is being constructed by Zhejiang and will be acquired over the next 17 months. We maintain our principal executive office at Unit 2, 7th floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number at such address is (852) 2540 1686.

B.	Business Overview

General

Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to grow our business in order to increase distributable cash flow per share.

Each vessel in our contracted fleet has been or is being built based upon standard designs from Samsung, customized by SCLL and our Manager in consultation with the charterers of the vessels and two classification societies, Lloyd’s and Det Norske. These designs, which include certain technological advances, make our containerships efficient with respect to both voyage speed and loading when compared to many vessels operating in the industry. Our 8500 TEU vessels are capable of speeds of 25.2 knots on design drafts, making them among the fastest containerships. The average age of the 15 vessels currently in our fleet and that are part of our contracted fleet is 1.8 years and upon the scheduled delivery of the last vessel in our contracted fleet as of August 31, 2007, the average age of our contracted fleet will be 2.3 years. In addition to our contracted fleet, we have also agreed to acquire six additional containerships: four 2500 TEU vessels that will be built for us by Jiangsu and two 3500 TEU vessels that are being built by Zhejiang in compliance with the rules of Germanischer Lloyd. Please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 12 containerships in our fleet are under time charters with CSCL Asia, as a result of a novation by China Shipping. CSCL Asia, a British Virgin Islands company, is the wholly owned subsidiary of CSCL, a majority owned subsidiary of China Shipping. CSCL is a Chinese company, is the 6th largest container shipping company in the world, is listed on the Hong Kong Stock Exchange and has a market capitalization of approximately $2.0 billion. CSCL Asia primarily operates in the China trade routes, which in the past few years have experienced significant growth. Three containerships in our fleet are under time charters with CP USA, a subsidiary of CP Ships. The remaining eight vessels completing our contracted fleet that are under construction are also subject to long-term, fixed-rate charters. Two of these vessels are chartered to CSCL Asia and six are under time charters with CP USA. The four 2500 TEU vessels have also been chartered to CSCL Asia. The additional two 3500 TEU vessels that are under construction are subject to long-term, fixed-rate charters to COSCON. COSCON principally services the Trans-Pacific, Asia-Europe and Inter-Asia trade lanes.

On December 21, 2005, CP Ships announced that it completed its previously-announced amalgamation with Ship Acquisition Inc., a subsidiary of TUI (which, in turn, is the parent company of Hapag-Lloyd). As a result of the amalgamation, TUI now owns 100% of the common shares of CP Ships. CP ships principally services the Transatlantic trade lanes.

Our operations are managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into a long-term management agreement pursuant to which our Manager and its affiliates provide us with technical, administrative and strategic services. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. Our Manager is owned by trusts established for members of the Dennis Washington family and an entity owned by directors and officers of our Manager and SCLL. SCLL is primarily owned by an entity controlled by a director of SCLL and an entity that is a member of the Washington Marine Group. The Washington Marine Group is a group of companies engaged in marine transportation and ship building, and is affiliated with the Washington Companies. The Washington Companies invest in and operate railway, mining, environmental remediation, aviation technology and other infrastructure businesses in North America. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreement.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•	Long-term, fixed-rate time charters. Each vessel in our contracted fleet is subject to a long-term, fixed-rate time charter. As a result, the revenue from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders only when we have concurrently entered into long-term time charters with our customers.

•	Full-service solutions approach to securing charters. We provide integrated solutions for customers that desire to add multiple vessels in order to enter new trade routes or materially expand existing trade routes. Our Manager has the ability to provide ship design, drawing approval, construction supervision and brokering services to our customers. We believe this full-service solutions approach benefits our container liner customers in the form of lower operating and maintenance costs and improved service levels.

•	Strong customer relationships. We have long-standing relationships with our current customers, CSCL and CP Ships. We have played an important role in CSCL’s and CP Ships’ growth, and upon delivery of our contracted fleet, we expect our vessels will represent in excess of 15% of CSCL’s container shipping capacity and over 7% of Hapag-Lloyd’s container shipping capacity. Our relationships with CSCL and with our new customer, COSCON, provides us with exposure to the high-growth China trade market. We believe that we will continue to be a significant provider to these three major container liners as they continue to grow their businesses and that our relationship with COSCON will also continue to grow. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business.

•	Uniform and newly built fleet. The majority of our fleet consists of ships that have been ordered based upon standard designs from Samsung and customized by SCLL and our Manager in consultation with the charterers of the vessels and two leading classification societies. The nineteen 4250 TEU vessels are sister ships and will be uniform in all material respects. In addition, a majority of our ships will have the same or similar equipment. This should provide us with significant efficiencies and economies of scale in operations, maintenance and crew training and provide our customers with efficiencies in stowage and scheduling.

•	Experienced management. Our chief executive officer and chief financial officer each have over 25 years of professional experience in the shipping industry. In addition, the core management from our Manager has experience with many companies in the international ship management industry, including China Merchants Group, Maersk Sealand, Neptune Orient Lines, American President Lines, Safmarine, Columbia Ship Management and Bell Ships. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. We were the first to order the 8500 TEU vessels and the 9600 TEU vessels. We also believe our Manager’s relationship with the Washington Marine Group will enhance our ability to identify and pursue future growth opportunities.

Our Business Strategies

We will seek to increase distributable cash flow per share by employing the following business strategies:

•	Pursue long-term, fixed-rate charters. We intend to continue to pursue long-term, fixed-rate charters, which provide us with stable future cash flows. Further, container liner companies typically employ long-term charters for strategic expansion into major trade routes while employing spot charters for shorter term discretionary needs. As container liner companies expand their services into these major trade routes, we believe that we will be well positioned to participate in their growth.

•	Expand our customer relationships. We intend to expand our relationships with CSCL, CP Ships and COSCON, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

•	Make strategic acquisitions. We have increased, and continue to intend to increase, the size of our fleet beyond our contracted fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share. Historically, SCLL and our Manager have acquired containerships at a time when the demand for newbuilding construction and associated newbuilding prices were low. We intend to continue this strategy to the extent market conditions permit, as it will enable us to minimize initial capital costs, enhance returns and reduce rechartering and residual value risk.

•	Concentrate on multiple vessel charters. We will continue to focus on entering into multiple vessel charters with our customers. We believe that container liner companies prefer the convenience of sourcing multiple vessel charters from a full-service provider rather than relying on multiple providers.

•	Maintain financial flexibility. We intend to pursue a financial strategy that aims to preserve our financial flexibility so that we will be able to pursue acquisition and expansion opportunities to take advantage of market conditions in the future. We intend to use cash from operations to pay dividends, as well as to reinvest in our business and acquire new vessels.

Time Charters

General

We own containerships and charter them pursuant to long-term, fixed rate charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage costs.

Each of the vessels in our contracted fleet is subject to a long-term time charter. Currently, 12 containerships in our fleet are subject to charters with CSCL Asia, a majority owned subsidiary of CSCL. Three containerships are subject to charters with CP USA, a subsidiary of CP Ships. CP Ships has provided a guarantee of the obligations and liabilities of CP USA under each time charter and CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Each of the 14 vessels that will be delivered to us over the next 35 months is also subject to a long-term time charter. Six containerships are subject to charters with CP USA, two are subject to charters with China Shipping, which will novate them to CSCL Asia, four are subject to charters with CSCL Asia and the remaining two containerships are subject to charters with COSCON.

We have three general forms of time charters; one, with respect to charters with CSCL Asia, the second with respect to charters with CP USA and the third with respect to charters with COSCON. The following discussion describes the material terms common to all forms, as well as material terms unique to the general forms.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire, as described below. One of our charterers has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of 18 of the vessels in our fleet chartered to CSCL Asia are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The charters for the remaining five 4250 TEU vessels in our current fleet have terms of 12 years. The four 2500 TEU vessels that will be constructed are also subject to charters of 12 years. The two 9600 TEU vessels under construction are subject to charters with terms of 12 years and the charters will be novated by China Shipping to CSCL Asia upon the vessels’ inspection and delivery to us.

The charter periods for the two 3500 TEU vessels currently under construction that are chartered to COSCON are 12 years. There is no option to extend beyond the initial term.

The initial term of each of the time charters with CP USA is three years. CP USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless CP USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If CP USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter is extended for the full ten years, CP USA has an option to extend the term for two additional one-year periods.

In the case of our charters with CP USA, while the initial term is only three years, we consider these charters to be long-term charters. Given that CP USA is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term, that the charter hire rates are substantially below those rates presently offered in the spot market and short-term time charter market, and that the charters automatically renew unless terminated upon two years prior notice, we believe it is likely that CP USA will extend the charters beyond the initial term.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire is payable, in advance, in U.S. dollars, as specified in the charter.

If a vessel’s speed is reduced as a result of a defect or breakdown of the hull, machinery or equipment, hire payments under all of our time charters may be reduced by the cost of the time lost and extra fuel consumed. Historically, we have had no instances of hire rate reductions and neither has SCLL.

Under the time charters with CSCL Asia, the hire rate is payable in advance every 15 days at the applicable daily rate. Generally, the hire rate is a fixed daily amount which increases by a fixed amount at varying intervals during the term of the charter and/or any extension to the term.

Under the time charters with CP USA, the hire rate is payable monthly in advance at the applicable daily rate. The hire rate consists of two general components: a fixed hire rate component and a fixed payment for services. Pursuant to the management services agreement entered into by certain VesselCos with our Manager and CP USA, which will be assigned to us on completion of our purchase of the vessel owned by each such VesselCo, CP USA has agreed to make certain payments toward operating expenses directly to our Manager under the direction of those VesselCos. Both components are fixed for the first three years of the charters and for the seven extension years and increase for the two subsequent extension terms.

Similarly to the time charters with CSCL Asia, under the time charters with COSCON, the hire rate is payable in advance every 15 days at the applicable fixed daily rate.

Operations and Expenses

Our Manager operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, if a vessel actually disposes of garbage, garbage fees and capital expenses, which include drydocking of the vessels. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreement. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees and commissions.

Off-hire

Under all forms of time charters, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	drydocking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our time charters with CP USA, if a vessel is delayed, detained or arrested for 30 consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. Under our time charter with COSCON, if a vessel is placed off-hire for 30 cumulative days in 365 consecutive days, or is requisitioned, delayed, detained or arrested, COSCON may cancel the time charter with respect to that vessel. CSCL Asia does not have similar rights under its charters with us.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel that includes maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our Manager provides these services to us pursuant to the management agreement between us. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreement.

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under our time charters with CP USA, if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, CP USA has the right to terminate the time charter with respect to that vessel. Under our time charters with COSCON, if a vessel consistently fails to perform to a guaranteed speed and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, COSCON has the right to terminate the time charter with respect to that vessel. CSCL Asia does not have similar rights under its charters with us.

Change of Control

Under our time charters with CP USA, CP USA’s prior consent is required to any material change in our ownership or voting control. CP USA cannot unreasonably withhold such consent. Neither CSCL Asia nor COSCON have similar rights under their charters with us.

Sale of Vessels

Several of our time charters with CSCL Asia allow us to sell the vessels under time charters to any party as long as the warranties under the time charters remain unaffected. The remaining time charters with CSCL Asia allow us to sell the vessels under the time charters to any party as long as we obtain the charterer’s prior consent. CSCL Asia cannot unreasonably withhold such consent.

In the event we wish to sell one of the vessels under a time charter with CP USA, we must first notify CP USA and provide CP USA with an opportunity to purchase the vessel. If CP USA refuses to purchase the vessel or if we are unable to reach an agreement with CP USA within 14 days, we will be free to conclude a sale with another party subject to certain terms.

Our time charters with COSCON allow us to sell the vessels under time charters to any buyer suitable to fulfil the charter, but only when justified by circumstances and subject to COSCON’s consent, which cannot be unreasonably withheld.

Charterers, Trade Routes and Goods Transported

CSCL Asia is a majority owned subsidiary of CSCL. CSCL is the 6th largest container shipping company in the world with over 356,000 TEU of capacity. CSCL is incorporated in China, is listed on the Hong Kong Stock Exchange and has a market capitalization of approximately $2.0 billion. Currently, CSCL Asia charters 12 of the 15 vessels in our fleet. CSCL and CSCL Hong Kong have provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

CP USA was formed pursuant to a merger with another subsidiary of CP Ships under the laws of the state of Delaware and is a subsidiary of CP Ships. CP USA currently charters three vessels in our fleet and will charter a total of six additional vessels in our contracted fleet.

CP Ships was recently acquired by TUI, as a result of an amalgamation of CP Ships with a subsidiary of TUI. CP Ships has a containership fleet capacity of 434,000 TEU. TUI has announced that it plans to integrate CP Ships into its affiliate, Hapag Lloyd to create the world’s 5th largest container shipping company.

The actual voyage routes of our vessels are dependant on the demands of each of our charterers. Currently, CSCL Asia employs the 4250 TEU vessels in trade routes between China and the west coast of North America, calling at certain major ports, including Long Beach and Oakland, California, Seattle, Washington and Vancouver, British Columbia and between China and the east coast of North America, calling at certain major ports, including Miami, Florida, Charleston, South Carolina and New York. The North American trade routes include various ports in China, such as Shanghai, Dalian, Ningbo and Xiamen, and major ports in other places, including Hong Kong and Pusan, Korea. CSCL Asia will confirm the intended trading routes for the 2500 TEU vessels once we take delivery of those vessels.

The 8500 TEU vessels are employed in trade routes between China, the Mediterranean and Europe, which include major ports such as Hamburg, Germany, Felixstowe, United Kingdom and Le Havre, France. These European trade routes also include various ports of call in China, such as Shanghai and Dalian.

The goods that are shipped by CSCL Asia from China to North America include primarily consumer goods, including toys, electronics and clothing. The goods that are shipped from North America to China include primarily waste paper, metal scrap, wood materials and frozen foods. The goods that are shipped by CSCL Asia from China to Europe include primarily furniture, toys, clothing, food, metal products, coffee and peanuts. The goods shipped from Europe and the Mediterranean to China include primarily machinery, industrial products, chemicals, sugar and waste paper.

In addition, CP USA currently employs two of the three 4250 TEU vessels that it charters from us in trade between Sri Lanka, India and the east coast of North America, calling at certain major ports, including Norfolk, Virginia, Charleston, South Carolina and New York. The third 4250 TEU vessel chartered by CP USA trades in a new express service between Shanghai, Ningbo and Los Angeles.

In general, the goods that are shipped by CP USA from the Asian ports include primarily textiles, machinery parts, chemicals and seafood. The goods that are shipped by CP USA from North America includes primarily machinery parts, chemicals and poultry.

COSCON is the container shipping subsidiary of China COSCO Holdings Company Limited, or China COSCO, a Chinese company publicly traded on the Hong Kong Stock Exchange, with a market capitalization of approximately $2.9 billion. China COSCO is one of the leading global providers of integrated container shipping services and COSCON is currently the world’s seventh largest container shipping company. COSCON will charter the two 3500 TEU vessels that we are scheduled to acquire in 2007 and will confirm the intended trading routes for those vessels at that time.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containership service comes from a number of experienced shipping companies. Many of our competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Management Related Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Management Agreement, Omnibus Agreement and each of the employment agreements with Gerry Wang and Graham Porter. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Management Agreement, Omnibus Agreement and each of the employment agreements between subsidiaries of our Manager, Gerry Wang and Graham Porter listed as an exhibit to this Annual Report.

Certain aspects of our operations, including the management of our fleet, is performed by our Manager under the supervision of our board of directors. Our chief executive officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Our chief executive officer and others, including our Manager and its affiliated companies, report to our board of directors regarding strategic, administrative and technical management matters.

Our officers and other individuals providing services to us may face a conflict regarding the allocation of their time between our business and the other business interests of our Manager and its affiliates. Our Manager intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with substantially all of our services, which include the following:

•

technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business (provision of technical services and related costs will be paid for by the Manager at its cost and in return for its technical services, the Manager will receive the fixed daily technical services fee);

•	administrative services, which include, in each case, at the direction of our board of directors, assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the SEC pursuant to the Exchange Act), assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•	strategic services, which include chartering our vessels, managing our relationships with our charter parties, chartering, locating, purchasing, financing and negotiating the purchasing and selling of our vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working closely on the integration of any acquired business, supervising the design and construction of new buildings, licensing to us the tradename “Seaspan” and associated logos, and such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Our Manager is responsible for paying for all costs associated with the provision of technical services but will not be responsible for certain “extraordinary costs and expenses”, which consist of repairs for accidents; non-routine drydocking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them.

Subject to certain termination rights, the initial term of the management agreement will expire on December 31, 2025. If not terminated, the management agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

Reporting Structure

Our chief executive officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Pursuant to his employment agreement described below, our chief executive officer devotes substantially all of his time to us and our Manager on our business and affairs. Our Manager reports to our board of directors through our chief executive officer and operates our business. Our board of directors and our chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer utilize the resources of our Manager to run our business. Our chief financial officer is employed by us and devotes all of his time to our matters.

Compensation of Our Manager

In return for its technical management of our ships our Manager receives a daily fixed fee per vessel payable on a monthly basis. The initial fixed fees are $4,000 per day for each 2500 TEU vessel, $4,200 per day for each 3500 TEU vessel, $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. We believe these are fair market fees. The initial fixed fees for the 4250 TEU, 8500 TEU and 9600 TEU vessels will be in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years, provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee. The initial fixed fees for the 3500 TEU vessels will be in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years. Similarly, the initial fixed fees for the 2500 TEU vessels will be in effect through December 31, 2011, and thereafter will be subject to renegotiation every three years. With respect to fee renegotiation, if our Manager and the board of directors are unable to reach an agreement an arbitrator will determine the fair market fee. In the event that we acquire an additional vessel, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement an arbitrator will determine the fair market fee.

In return for providing us with strategic and administrative services, our Manager is entitled to a service fee not exceeding a maximum of $6,000 per month, and to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. Our Manager provides these services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreement provides that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

In connection with providing us with strategic services, our Manager has acquired 100 incentive shares for $1,000. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share. Under the terms of the management agreement, we have the right to reacquire the incentive shares from our Manager at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

Omnibus Agreement

We have entered into an agreement with our Manager, certain of our Manager’s subsidiaries which provide services to us, Norsk, a company within the Washington Marine Group, and Seaspan International, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The following discussion describes the provisions of the omnibus agreement.

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of the management agreement, except as provided below. In the event that the management agreement is terminated for Manager Cause or Manager Breach or if our Manager elects to terminate the management agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. The non-competition agreement will not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

•	acquiring and subsequently operating assets that are within the definition of containership business as part of a business if a majority of the fair market value of the acquisition is not attributable to the containership business. However, if at any time a party completes such an acquisition, it must offer to sell the assets that are attributable to the containership business to us for their fair market value plus any additional tax or other similar costs to the acquiring party that would be required to transfer such assets to us separately from the acquired business;

•	solely with respect to Seaspan International, acquiring and subsequently operating assets that are within the definition of containership business that relate to discussions, negotiations or agreements that occurred prior to the date of our initial public offering; provided, however, that Seaspan International must offer to sell the assets to us within one year from the acquisition date valued at their “fully built-up cost,” which represents the aggregate expenditures incurred by Seaspan International to acquire and bring such assets to the condition and location necessary for our intended use;

•	collectively with Gerry Wang, Graham Porter and the controlled affiliates of Seaspan International, Norsk and our Manager, acquiring up to a 9.9% equity ownership, voting or profit participation for investment purposes only in any publicly traded entity that is engaged in the containership business;

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after the management agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1,000 TEU; or

•	providing technical ship management services relating to containerships.

Rights of First Offer on Containerships

Our Manager and Seaspan International and their controlled affiliates have granted us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer will not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer will be in effect during the term of the management agreement and, unless termination is for Company Breach or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

Prior to any disposition of assets that fall within the definition of containership business, Seaspan International, our Manager and their controlled affiliates, as appropriate, will deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer or disposition of the assets. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Seaspan International, our Manager or their controlled affiliates, as appropriate, to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, Seaspan International or our Manager, as the case may be, will be able within the next 180 days to sell, transfer or dispose of such assets to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the selling party than those offered pursuant to the written notice.

Our Manager and Seaspan International shall have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of the management agreement and extending for a period of two years, unless such termination is for Manager Cause, Manager Breach or the Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Employment Agreement with Gerry Wang

Our chief executive officer has entered into an employment agreement with Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager. The employment agreement provides that Mr. Wang receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Wang serves as the chief executive officer of SSML and as our chief executive officer. He devotes substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, the Manager will not terminate the chief executive officer without our prior consent, which shall not be unreasonably withheld.

Mr. Wang has acknowledged in the agreement that by virtue of his employment, he will owe fiduciary obligations to us and to SSML. In such case where our interests and those of SSML conflict, Mr. Wang will act in our best interests and such action or inaction in fulfilling his obligations in our respect will not be a breach of his employment agreement with SSML.

Mr. Wang has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that the Manager is prohibited from engaging in pursuant to the omnibus agreement.

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the management agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Porter serves as the chief executive officer of Seaspan Advisory. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term.

Mr. Porter has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that the Manager is prohibited from engaging in pursuant to the omnibus agreement.

Risk of Loss and Insurance

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. We have not obtained, and will not obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

C.	Organizational Structure

We are not part of a group and do not have any subsidiaries.

D.	Property, Plants and Equipment

Our Fleet

Each vessel in our contracted fleet has been or is being built based upon standard designs from Samsung customized by SCLL and our Manager in consultation with the charterers of the vessels and two classification societies, Lloyd’s and Det Norske. These designs, which include certain technological advances, make our containerships efficient with respect to both voyage speed and loading when compared to many vessels operating in the industry. Our 8500 TEU vessels are capable of speeds of 25.2 knots on design drafts, making them among the fastest containerships. The average age of our current fleet of 15 vessels is 1.8 years and upon scheduled delivery of the last vessel in our contracted fleet as of August 31, 2007, the average age of our contracted fleet will be 2.3 years. In addition to our contracted fleet, we have also agreed to acquire six additional containerships:

four 2500 TEU vessels that will be built for us by Jiangsu and two 3500 TEU vessels that are being built by Zhejiang in compliance with the rules of Germanischer Lloyd. Lloyd’s or Det Norske will classify each of the 2500 TEU and 3500 TEU vessels upon their delivery.

All the vessels in our current fleet of 15 containerships are ocean going single screw diesel engine driven fully cellular containerships constructed by Samsung. Thirteen of the vessels have a container capacity of 4250 TEU each. Those vessels are 260.0 meters long, 32.3 meters wide and 19.3 meters deep and have a gross tonnage of 39,941 tons. The remaining two vessels have a container capacity of 8500 TEU each. Those vessels are approximately 334.0 meters long, 42.8 meters wide and 24.6 meters deep. The gross tonnage of each vessel is 90,645 tons.

Fifteen of our vessels were designed and were constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s. The classification society for our 4250 TEU vessels is Det Norske and for our 8500 TEU vessels, the classification society is Lloyd’s. All of the vessels have been certified as being “in class” by their respective classification societies.

Currently, our fleet of 15 containerships consists of the following vessels:

Vessel Name	Size (TEU)	Time Charter (years)		Commencement of Charter	Options (years)	Charterer
CSCL Hamburg	4253	10		July 2001	2	CSCL Asia
CSCL Chiwan	4253	10		September 2001	2	CSCL Asia
CSCL Ningbo	4253	10		June 2002	2	CSCL Asia
CSCL Dalian	4253	10		September 2002	2	CSCL Asia
CSCL Felixstowe	4253	10		October 2002	2	CSCL Asia
CSCL Oceania	8468	12		December 2004	3	CSCL Asia
CSCL Africa	8468	12		January 2005	3	CSCL Asia
CSCL Vancouver	4253	12		February 2005	—	CSCL Asia
CSCL Sydney	4253	12		April 2005	—	CSCL Asia
CSCL New York	4253	12		May 2005	—	CSCL Asia
CSCL Melbourne	4253	12		August 2005	—	CSCL Asia
CSCL Brisbane	4253	12		September 2005	2	CSCL Asia
CP Kanha	4253	3+7	(1)	October 2005	2	CP USA
Dubai Express	4253	3+7	(1)	January 2006	2	CP USA
Jakarta Express	4253	3+7	(1)	February 2006	2	CP USA

The remaining eight containerships that will complete our contracted fleet are currently under construction and consist of the following vessels:

Vessel Name	Size (TEU)	Time Charter (years)		Options (years)	Charterer	Contractual Delivery Date
Saigon Express	4253	3+7	(1)	2	CP USA	June 14, 2006
Lahore Express	4253	3+7	(1)	2	CP USA	September 14, 2006
Rio Grande Express	4253	3+7	(1)	2	CP USA	November 14, 2006
Santos Express	4253	3+7	(1)	2	CP USA	January 14, 2007
Rio de Janeiro Express	4253	3+7	(1)	2	CP USA	April 14, 2007
Manila Express	4253	3+7	(1)	2	CP USA	June 14, 2007
CSCL Zeebrugge	9580	12		—	China Shipping(2)	May 31, 2007
CSCL Long Beach	9580	12		—	China Shipping(2)	August 31, 2007

(1)	For these charters, the initial terms are three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP Ships elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

(2)	Currently, the time charter is held by China Shipping; however, upon inspection and delivery to us, the charters will be novated to CSCL Asia.

The foregoing table indicates the delivery date for each vessel as stated in the relevant ship building contract. However, Samsung has delivered almost all of the 15 vessels that are part of our contracted fleet prior to their contracted delivery dates and we expect that some of the vessels under construction may also be ready for delivery prior to their contracted delivery dates. Under the relevant ship building contract, any early delivery of a vessel requires that Samsung obtain the consent of the relevant VesselCo, which in turn will require our consent pursuant to our purchase agreement with the VesselCos.

The following table indicates the delivery date for each of the two 3500 TEU vessels being built by Zhejiang and the four 2500 TEU vessels that will be constructed for us by Jiangsu.

Vessel Name	Size (TEU)	Time Charter (years)	Options (years)	Charterer	Contractual Delivery Date
Zhejiang Shipbuilding Hull No. 125	3534	12	—	COSCON	February 28, 2007
Zhejiang Shipbuilding Hull No. 126	3534	12	—	COSCON	July 31, 2007
Jiangsu Shipbuilding Hull YZJ 2006-696C	2546	12	—	CSCL Asia	August 30, 2008
Jiangsu Shipbuilding Hull YZJ 2006-716C	2546	12	—	CSCL Asia	November 30, 2008
Jiangsu Shipbuilding Hull YZJ 2006-717C	2546	12	—	CSCL Asia	January 30, 2009
Jiangsu Shipbuilding Hull YZJ 2006-718C	2546	12	—	CSCL Asia	February 28, 2009

The technical specifications of the four sizes of vessels in our fleet are as follows:

Size (TEU)	Service Speed (knots)	Length (meters)	Breadth (meters)	Engine (BHP)	Approximate Crew Size
2546	22.0	208.9	29.8	21,660	20
3534	22.5	231.0	32.2	42,867	20
4253	24.5	260.0	32.3	49,680	19
8468	25.2	334.0	42.8	93,120	22
9580	26.1	336.7	45.6	93,120	22

The last two vessels of our contracted fleet to be delivered to us are expected to be, at the time of their delivery, the largest operating containerships in the world. Their container capacity is expected to be 9600 TEU each and they will each have a deadweight of not less than 108,330 metric tons. These vessels will be approximately 336.7 meters long, 45.6 meters wide and 27.2 meters deep.

Acquisition of Our Fleet

The following summary of the material terms of the Asset Purchase Agreement between us and the VesselCos, the Sale and Purchase Agreements between us and Conti, and the Ship Building Contracts between us and Jiangsu, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of each of the Asset Purchase Agreement, the Sale and Purchase Agreements and the Ship Building Contracts. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Asset Purchase Agreement, each of the Sale and Purchase Agreements and Ship Building Contracts listed as an exhibit to this Annual Report.

Our Contracted Fleet

We acquired 15 of the vessels that are part our contracted fleet from certain of the VesselCos, for a total purchase price of approximately $941.1 million. Over approximately the next 18 months, we expect to acquire an additional eight containerships from the remainder of the VesselCos for an aggregate purchase price of approximately $573.3 million, as each of the containerships is delivered and passes inspection. We will also acquire, as of the date of completion of the purchase of a vessel by us, an assignment of the time charter for that vessel, as well as all warranties and all other rights and benefits accruing to the VesselCo under the ship building contract for that vessel, to the extent Samsung agrees to such assignment. To the extent that such rights are not assignable, the relevant VesselCo will enforce such rights on our behalf. SCLL has agreed to cause each of the VesselCos to perform their obligations under the agreement. Upon acquisition of all the vessels, our contracted fleet will consist of nineteen 4250 TEU vessels, two 8500 TEU vessels and two 9600 TEU vessels. Our contracted fleet will have a total of approximately 116,900 TEU in capacity.

Each of the remaining eight containerships that will complete our contracted fleet is being built by Samsung at its shipyard at Koje Island, South Korea, pursuant to a ship building contract with a VesselCo. These ship building contracts will not be assigned to us by the VesselCos prior to delivery and the VesselCos will be responsible for payments due under the ship building contracts. We have the right under our asset purchase agreement with the VesselCos to perform the obligations of a VesselCo, which will reimburse us for any amounts incurred therewith, in the event of a default or an anticipated default by a VesselCo under its shipbuilding contract with Samsung.

The purchase price for the remaining eight containerships in our contracted fleet and related assets is approximately $573.3 million. The purchase price for the remaining eight containerships in our contracted fleet and related assets will be funded with borrowings under our credit facility and the proceeds of a future equity offering or offerings. We expect to raise approximately $156.8 million from a future equity offering or offerings within 18 months after our initial public offering in order to complete the funding of the aggregate purchase price for the remaining eight containerships in our contracted fleet and related assets. Our obligation to purchase the remaining eight containerships in our contracted fleet is not conditional upon our ability to obtain financing for such purchases.

We have the option to issue up to $100.0 million of common shares as part of the purchase price for the last four of the remaining eight containerships in our contracted fleet. We must give 30 days’ prior notice to exercise this option. Those common shares will be valued at 95% of the initial public offering price of our common shares. The VesselCos are not obligated to accept the shares if we are in a material default under our credit facility. If the VesselCos do not accept the common shares in such a case, we are not obligated to purchase the respective vessel and are released from all liabilities except for certain out-of-pocket expenses. The option also terminates upon a change of control of us. Otherwise, the option is not revocable by the VesselCos. Assuming the final four vessels are delivered on their contractual delivery dates and the option is exercised on each such vessel, the common shares will be issued in the third fiscal quarter of 2006, or the first fiscal quarter of 2007.

The following table lists each of the VesselCos from which we have agreed to purchase the remaining eight containerships in our contracted fleet along with the vessel name, size in TEUs and charterer.

Company Name	Vessel Name	Size (TEUs)	Charterer
Seaspan Bishop Shipping Company Limited	Saigon Express	4250	CP USA
Seaspan Castle Shipping Company Limited	Lahore Express	4250	CP USA
Seaspan Pawn Shipping Company Limited	Rio Grande Express	4250	CP USA
Seaspan Ace Shipping Company Limited	Santos Express	4250	CP USA
Seaspan Eagle Shipping Company Limited	Rio de Janeiro Express	4250	CP USA
Seaspan Birdie Shipping Company Limited	Manila Express	4250	CP USA
Hemlock Shipping Company Limited	CSCL Zeebrugge	9600	CSCL Asia (1)
Spruce Shipping Company Limited	CSCL Long Beach	9600	CSCL Asia (1)

(1)	Currently, the time charter is held by China Shipping; however, upon inspection and delivery to us, the charters will be novated to CSCL Asia.

We are acquiring the vessels on an “as is/where is” basis provided that the VesselCos’ provide representations and warranties as to the seaworthiness, adequacy and suitability for use in the business, compliance with the requirements of class and the classification society, freedom from encumbrances and good and marketable title of the vessels. We have the right to review the vessels’ records and classification surveys prior to delivery.

It is a condition of our purchase of each vessel that the relevant advances from the existing credit facility of the VesselCo transferring such vessel be repaid from the purchase price and the vessel be transferred to us free and clear of all liens and encumbrances, other than those incurred in to the ordinary course of the vessel’s operations. Security interests in the vessels granted under the VesselCos’ existing credit facilities will be discharged following repayment of advances made under the facilities.

Completion of the purchase of each vessel is also subject to obtaining all necessary consents to assignment to us of the time charter for the vessel and certain customary conditions. If there is a change of control of us prior to the delivery of the additional eight vessels, our successor must post a letter of credit sufficient to satisfy the remaining obligations under the asset purchase agreement.

Each of the VesselCos has agreed that it will not exercise any rights or options granted under the time charter or any ship building contract to which it is a party without our prior written consent. Where the structure, design, specification, tonnage, speed or fuel consumption of a vessel is or will be materially changed from that set out in the relevant ship building contract and such change or the acceptance of such vessel requires the consent of the VesselCo pursuant to that ship building contract, we may not be able to withhold our consent if the charterer under the time charter for that vessel consents to the change and will accept the vessel without any reduction in charter payments. However, if the charterer refuses to accept the vessel without a reduction in charter payments, and a substantially similar replacement charter is not procured, we are under no obligation to purchase the vessel. If we do not purchase such vessel, the applicable VesselCo may purchase and operate the vessel subject to the terms of the omnibus agreement.

If for any reason one or more of the additional eight containerships that are currently on order is not delivered by Samsung to the applicable VesselCo in accordance with the ship building contract, we are not obligated to purchase the vessel and the time charter for that vessel will be excluded from the transaction.

Our Additional Vessels

Our 2500 TEU Vessels

We have entered into four ship building contracts with Jiangsu, pursuant to which we have agreed to acquire four 2500 TEU vessels as each containership is delivered and passes inspection. The aggregate purchase price for all four 2500 TEU vessels is approximately $178.0 million, subject to certain pre-delivery expenses, such as pre-delivery interest, remaining at budgeted levels. These four vessels will be built by Jiangsu at its shipyards in Jiangsu Province, China, pursuant to the ship building contracts.

Each of the ship building contracts for the 2500 TEU vessels require that Jiangsu provide one or more refund guarantees in our favor from a specified financial institution or refund guarantor. If Jiangsu fails to return to us any installment paid by us in circumstances where we are entitled to receive repayment of such installment, the refund guarantor is required to pay such installment to us.

We expect to fund the purchase price for these four vessels with borrowings under a new long term debt facility that we will arrange and with proceeds of future equity offerings. Our obligation to purchase these four vessels is not conditional upon our ability to obtain financing for such purchases. Each 2500 TEU vessel is subject to a 12 year time charter with CSCL Asia.

In addition to the four 2500 TEU vessels that will be built for us, we have the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four vessels. We have made no commitment, financial or otherwise, to proceed with the order for the optional vessels. If CSCL Asia exercises its option to charter the first group of four vessels under the same terms as the initial four 2500 TEU vessels, we will enter into ship building contracts for the optional vessels. CSCL Asia has until June 30, 2006, to exercise its option with respect to these vessels. We would only exercise our option with respect to the second group of optional vessels if acceptable long-term charters were arranged. We have until September 30, 2006, to exercise these options.

Our 3500 TEU Vessels

We have agreed to acquire two 3500 TEU vessels from Conti, as each containership is delivered and passes inspection. The two 3500 TEU vessels are being built by Zhejiang at its shipyard in Ningbo, China, pursuant to a ship building contract between Conti and Zhejiang. These ship building contracts will not be assigned to us by Conti prior to the delivery and Conti will be responsible for all payments related to the construction and delivery of the two containerships. We are responsible for the costs related to certain supplies and to the supervision and survey of the construction of the vessels. Our Manager will perform all tasks related to the supervision and survey of the construction of the vessels.

The aggregate purchase price for the two 3500 TEU vessels is approximately $100.0 million. We have paid to Conti an aggregate of $4.0 million, from operating funds, as the first installment for the vessels and the remainder of the purchase price will be due upon delivery of each vessel. Conti Holding GmbH & Co. KG, or Conti Holding, an affiliate of Conti, has guaranteed repayment of the $4.0 million in the event that Conti fails to repay the $4.0 million when required to do so. However, the $4 million will not be repaid to us by Conti in the event the ship building contract is cancelled, rescinded or terminated for any reason whatsoever not due to Conti’s default under the ship building contract.

We expect to fund the purchase price for these two vessels with borrowings under a new long-term debt facility that we will arrange and with proceeds of future equity offerings. Our obligation to purchase these two vessels is not conditional upon our ability to obtain financing for such purchases. Both 3500 TEU vessels are subject to 12 year charters with COSCON.

We also have the right to request and effect any changes or modifications to the building contract so long as we notify Conti. Where the cost of any individual change, or cumulative changes, exceeds $150,000, we will pay the excess into an interest bearing trust account before any change is ordered. If we do not pay such excess, Conti may object to any such change and communicate its objection to Zhejiang. All amounts held in such a trust account will be released to us upon payment of the purchase price along with any interest thereon. If we default on the payment of the purchase price, we will forfeit the moneys in the trust account and any repayment under Conti Holding’s guarantee.

Conti may either accept or reject the vessel and cancel the ship building contract for insufficient speed, excessive fuel consumption, deadweight below contract requirements, insufficient number of container loadings, excessive delay in delivery or any other reason provided for in the ship building contract, but only so long as Conti has obtained our consent to do so.

Each of the two 3500 TEU vessels is being built and completed in compliance with the rules of Germanischer Lloyd and for registration in Malta, Liberia or the Marshall Islands. We will retain Germanischer Lloyd as the classification society for each vessel during construction, but upon delivery, we will change the classification society to either Lloyd’s or Det Norske. Also upon delivery, we will register each 3500 TEU vessel under the laws of Hong Kong and we will be responsible for any increase of the purchase price under the ship building contract as a result of this change in flag.

Upon delivery of each 3500 TEU vessel, Conti will assign to us any and all rights, titles and interests in the ship building contract, all warranties provided to Conti under the ship building contract and any and all benefits and advantages, including warranties and rebates, granted to Conti by third parties in connection with the ship building contract. However, we will have no warranty claim against Conti with respect to the condition upon delivery of each 3500 TEU vessel.

Our Credit Facility

The following summary of the material terms of the Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Credit Facility listed as an exhibit to this Annual Report

We have entered into a $1.0 billion secured loan facility agreement with certain lenders, including Citibank, N.A., Credit Suisse, DnB Nor Bank ASA, Landesbank Hessen-Thuringen and Fortis Capital Corp. This credit facility will be used in part to fund our acquisition of the contracted fleet from the VesselCos and additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the contracted fleet and any additional containerships we may acquire (with funds from our credit facility) or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Additionally, the amount that can be advanced to us at any one advance under Tranche A is restricted, in the case of our initial fleet, to the lower of $450.0 million and a percentage of the market value of the vessels in respect of which such advance is being made and, in the case of our additional eight vessels, to the lower of $750.0 million, when aggregated with other Tranche A loans, and a percentage of the market value of the vessel in respect of which such advance is being made. In the case of Tranche B, there are additional requirements based on the market value of the vessel, the amount of TEU capacity of the vessel and the price at which we acquired the vessel. The market value of any vessel is generally determined as the average of two independent valuations on a charter-free basis and assuming an arm’s length sale on normal commercial terms. In certain circumstances, the market value of any vessel is determined as the aggregate of the present value of the bareboat equivalent charterhire rate for the remaining term of the charter and the present value of the depreciated market value of such vessel at the end of the term of the charter and assuming a useful economic life of 25 years and a specified scrap value for that vessel.

Tranche A will be used to fund our acquisition of the contracted fleet while Tranche B will be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels comprising the contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our contracted fleet, if any. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

Our credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin (based on certain loan to value ratios) and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. We have entered into hedging arrangements to manage our interest rate exposure from the floating rate under our credit facility.

Our credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A and $6,250,000 in respect of Tranche B, starting five years and three months from the earlier of the date of the delivery of the last vessel in our contracted fleet and December 31, 2007. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, we are required to prepay all outstanding advances or a portion thereof in certain circumstances.

Amounts outstanding under our credit facility may be prepaid in whole or in part at our election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

Our credit facility provides that the borrowings thereunder will be secured by the following, among others:

•	a first-priority mortgage on our contracted fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of our time charters and earnings;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention account; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our tangible net worth (the adjusted amount paid up or credited as paid up on our share capital less intangible assets as further defined in the credit facility) will always exceed $450.0 million;

•	our interest and principal coverage ratio (earnings before interest, taxes, depreciation and amortization to interest and principal payment expense) will at all times be greater than or equal to 1.1 to 1.0;

•	our net interest coverage ratio (earnings before interest, taxes, depreciation and amortization to net interest expense) will at all times be greater then 2.5 to 1.0;

•	if one or both of CSCL Asia and CP USA defaults under 51% or more of the applicable time charters and no suitable replacement charters are procured within 90 days of such default, the market value of the fleet will not be less than 150% of all outstanding advances;

•	if more than 50% of the fleet (assessed by value) is subject to charters with a remaining term of one year or less, we must have minimum liquidity (cash and cash equivalents held by us) of not less than $25.0 million; and

•	our total debt must at all times be less than 65% of our total assets, as defined in the credit facility, which include, generally, the current book value of all vessels owned or leased with a purchase option, cash, certain marketable securities and receivables, and the book value of all other non-shipping assets shown in our latest financial statements.

Our credit facility contains general covenants including covenants requiring us to maintain adequate insurance coverage, provide our facility agent with copies of financial statements, notify the lenders of any event of default, obtain and comply with any necessary authorizations, comply with all applicable laws where the failure to comply is reasonably likely to have a material adverse effect, maintain the classification and repair of the fleet in accordance with industry practice, lawfully and safely operate the fleet, discharge any liabilities and arrest of any containerships in the fleet within 30 days, provide the lender with information in respect of any total loss, class recommendation and environmental claims and comply with ISM Code and ISPS Code.

Our credit facility contains restrictive covenants that prohibit us from, among other things: substantially changing the general nature of our business, changing the flag, class or management of our vessels without the lenders’ consent, participating in mergers with other entities, releasing proceeds of insurance in respect of a vessel without the prior approval of the lenders in amounts equal to or greater than $20.0 million and paying dividends if an event of default has occurred and is continuing.

We are also prohibited from incurring any additional indebtedness or issuing any guarantees in respect of other financial indebtedness of any person to be secured against any of the assets over which our lenders are to have security.

In addition, each of the following events with respect to us, in some cases after the passage of time or notice or both, will be an event of default under our credit facility:

•	non-payment of amounts due under our credit facility unless due to administrative delay and cured within 3 business days;

•	default by us, other than payment default, under any material provision of the loan agreement or security document, except, in the case of a default capable of remedy in accordance with the facility, a default remedied within 30 days of the earlier of notice to us and discovery;

•	breach of a material representation or warranty not remedied within 30 days of the earlier of notice to us and discovery;

•	cross-default of other indebtedness of $25.0 million or greater;

•	an event of insolvency or bankruptcy;

•	failure to pay a final judgment or court order;

•	cessation of business;

•	any attachment, sequestration, distress, execution or analogous event affecting our assets having an aggregate value of $25.0 million that is not discharged within 30 days;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility or a related finance document;

•	invalidity of a security document in any material respect or if any of those security documents ceases to provide a perfected first priority security interest; and

•	if an event of default is outstanding, the lenders may cancel the credit facility and/or declare the outstanding amounts due and payable.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships (MARPOL) imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of the vessels we have agreed to purchase are generally Annex VI compliant. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The United States has not ratified Annex VI.

The operation of our vessels are also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea (SOLAS) to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of the 15 vessels in our current fleet is ISM code-certified.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, as described below, apply to our vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements. What follows will describe these regulations.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenue;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including container ships, with respect to the fuel used to power such ships.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

The Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Each of our vessels has the necessary response plans in place to comply with the requirements of the CGMTA and OPA.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. Vessel owners and operators may evidence their financial responsibility by insurance, self-insurance, surety bond or guarantee. We have obtained the necessary OPA financial assurance certificates for each of our vessels currently in service.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

CERCLA

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million, unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

Ballast Water Management

In response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports, the U.S. Coast Guard requires mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. In addition, a United States District Court has ruled recently that the United States Environmental Protection (or U.S. EPA) lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the Clean Water Act and ordered the U.S. EPA to repeal regulations it had adopted exempting discharges of ballast water from such permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering waters subject to the Clean Water Act’s jurisdiction would be required to have a permit to discharge ballast water. This could require the installation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters in the United States that are subject to this ruling. Additional federal legislation regarding invasive species has been introduced in the U.S. Congress but has not yet been enacted. If more stringent regulation is ultimately enacted, our management costs relating to invasive species could increase in the future.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act

The Canada Shipping Act, or CSA, applies to all vessels operating in Canadian waters and in the exclusive economic zone of Canada and establishes the primary regulatory and liability regime for oil pollution prevention and response. CSA requires ship owners to have an oil pollution emergency response plan and an arrangement with one of the approved pollution response organizations to provide equipment for responding to an oil pollution spill. Vessels must carry a certificate of compliance with the CSA. Failure of a vessel to comply with these requirements can result in a fine of up to C$250,000. CSA also makes it a strict liability offence to discharge a pollutant, including but not limited to, oil from a vessel. Maximum fines for marine pollution range from C$250,000 to C$1 million or imprisonment from six months to three years, or both.

CSA also provides the authorities with broad discretionary powers to enforce its requirements. The CSA authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offence has been committed.

Migratory Birds Convention Act

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada—United States treaty designed to protect migrating birds that cross North American land and water areas. MBCA prohibits the deposit of “any oil, oily wastes or other substances harmful to migratory birds in any waters or area frequented by migratory birds.” Maximum fines range from C$50,000 to C$250,000 or imprisonment from six months to five years, or both.

The Canadian Environmental Protection Act

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. In so far as the shipping industry is concerned, CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit.

Contravention of CEPA can result in maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both. The penalties may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offence are also recoverable. CEPA establishes civil liability for restoration of the environment, costs and expenses incurred relating to prevention or remedying environmental damage, or an environmental emergency. Limited defenses are provided but generally would not cover violations arising from ordinary vessel operations.

An Act To Amend The Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999

An Act To Amend The Migratory Birds Convention Act, 1994 , and the Canadian Environmental Protection Act, 1999 clarifies existing prohibitions, expands the investigative and enforcement powers of Environment Canada and provides the government with the ability to enforce the two statutes effectively in Canada’s Exclusive Economic Zone. The Act also creates or amends a number of strict liability offences. Other amendments effected by the Act include:

•	the extension to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, of the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits;

•	a provision allowing a foreign vessel to be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general;

•	an increased maximum fine of C$1 million or up to three years’ imprisonment, or both, for indictable offences and an increased maximum fine of C$300,000 or up to six months’ imprisonment for summary offences, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer;

•	for offences committed by a vessel in excess of 5,000 tons deadweight, a minimum fine of C$500,000 for an indictable offence and C$100,000 for a summary offence;

•	a provision that an offence can be committed by a person or a vessel; and

•	the grant to a court of the discretion, on application by a person who has incurred monetary loss as a result of an offence, to order the convicted party to pay compensation to that person.

The Act is now in force in Canada. If one of our vessels fails to comply with its provisions, it could have an adverse effect on us.

Fisheries Act

The Fisheries Act prohibits the “spill” of a deleterious substance in waters frequented by fish. The owner of a “deleterious substance,” the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to counteract, mitigate or remedy any adverse effects resulting from a spill and are subject to maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both.

Marine Liability Act

The Marine Liability Act implements the 1992 International Convention on Civil Liability for Oil Pollution Damage (the CLC or Civil Liability Convention) and the 1992 International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage (the IOPC or Fund Convention). The Marine Liability Act creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the Act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The Act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

Other Regions

Other regions of the world also have the ability to adopt requirements or regulations that may impose obligations on our vessels and may increase our costs to operate them. We cannot assure you that compliance with these requirements will not entail significant expenditures on our part. However, these requirements would apply to the industry as a whole and should also affect our competitors.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The VesselCos implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and we intend to do so in the future.

Item 5.	Operating and Financial Review and Prospects

A.	Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this Annual Report. The financial statement balances for the fiscal period ended December 31, 2005 included in this Annual Report as well as in management’s discussion and analysis below are from the date of incorporation to December 31, 2005, and include 142 days of operations from August 12, 2005, the date of completion of our initial public offering.

Overview

We are a Marshall Islands corporation incorporated on May 3, 2005. Our business is to own and charter containerships pursuant to long-term, fixed-rate charters to container lines and to grow our fleet through additional accretive acquisitions. Upon completion of our initial public offering, we acquired our initial fleet of ten containerships from ten existing wholly owned subsidiaries of Seaspan Container Lines Limited, or SCLL. In addition, we entered into an agreement to acquire 13 additional vessels from 13 other wholly owned subsidiaries of SCLL, in each case, upon their completion and delivery. Those 23 subsidiaries are collectively referred to as the VesselCos. Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan Corporation,” the “Company,” “we,” “our,” and “us” refer to Seaspan Corporation, and, for periods before our initial public offering, the predecessor.

Our revenue is generated through long-term fixed-rate charters and our operating expenses are substantially fixed. Our financial results will be most significantly affected by the delivery date of containerships. The charter agreements have, to date, all commenced with delivery of each vessel. All of the current vessel construction agreements have contracted delivery dates. A change in the date of delivery of a vessel will significantly impact our results of operations.

Under long-term time charters, we earn a daily charter hire rate and the charterer bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. Our Manager is responsible for paying the actual ship operating expenses, including the cost of crewing, insuring, repairing and maintaining each vessel. We pay our Manager a fixed daily operating expense rate per vessel for the technical services the Manager provides in respect of ship operating expenses.

The commencement of the predecessor’s active operations began with the delivery of two 4250 TEU vessels in 2001. Three additional 4250 TEU vessels were delivered in June, September, and October 2002, respectively. The first 8500 TEU vessel was delivered in December 2004 and the second in January 2005. In 2005, the predecessor also took delivery of three 4250 TEU vessels. On August 12, 2005, we acquired ten containerships from the predecessor, and began active vessel operations. In 2005, we also took delivery of three 4250 TEU vessels. Two additional 4250 TEU vessels were delivered in 2006. Each of these vessels has been in operation since delivery. Approximately every five years, a vessel is drydocked for an average of ten days at which time major repairs and retrofittings are undertaken. During 2006, the CSCL Chiwan was taken through its scheduled drydocking between February 7, 2006 and February 15, 2006, and no damage or defects were found. The CSCL Hamburg was taken through its scheduled drydocking between February 12, 2006 and March 7, 2006.

During the final inspection at the end of the scheduled drydocking of the CSCL Hamburg for her special survey, a 12-16 inch long crack was detected on each side of the rudder horn in the area where the rudder horn is welded to the hull plating. Permanent repairs were concluded on March 6, 2006, and the vessel returned to service under its time charter at midnight on March 9, 2006. The CSCL Hamburg was out of service for approximately 26 days and was in dry dock for approximately 23 days, approximately 13 days in excess of the ten days budgeted for the special survey. The incremental cost to make the repair was approximately $75,000, not including the lost time charter revenue. We may be responsible for covering the incremental cost of this repair, while the remainder of the special survey costs will be for the account of our Manager.

Upon learning of this matter, our Manager ordered the inspection of the rudder horn area of the CSCL Chiwan. During the underwater reinspection, one crack, which was significantly smaller than those found on the CSCL Hamburg, was also found on each side of the CSCL Chiwan’s rudder horn. We expect the cost to permanently repair the CSCL Chiwan’s rudder horn will be approximately $75,000, that the repairs will be carried out without the vessel having to divert to a drydock, and that the repairs will not take longer than four to five days.

On March 13, 2006, our Manager completed the inspection of the CSCL Ningbo. Similar cracks were found, but these were smaller than those found in the CSCL Chiwan. No repairs will be required until the CSCL Ningbo’s scheduled drydocking in 2007,

Our Manager is planning to inspect all of the 4250 TEU vessels that have been, or shortly will be, delivered by Samsung to determine if the cracking problem extends to them as well. In addition, our Manager is currently in consultation with Lloyd’s, Det Norske, Samsung and the manufacturer of the rudder horn, to determine responsibility for the problem. Our Manager is considering all options available to it to seek compensation for the costs of making these repairs. In addition, the off hire periods are still being settled with CSCL Asia and insurance claims have been made.

No additional drydockings are scheduled for 2006.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimate on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our IPO are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Derivative Instruments

For the fiscal period ended December 31, 2005, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns and outstanding debt through July 2012. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. As the interest swap agreements have been designated as hedging instruments in accordance with the requirements in FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, changes in the fair value of the interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income.

Historically the predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings of the periods ended August 11, 2005 and December 31, 2004 and December 31, 2003.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Drydocking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, one of which must be a Special Survey.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Fiscal period ended December 31, 2005

The following discussion of our financial condition and results of operations is for the fiscal period beginning the date of our incorporation, May 3, 2005, to December 31, 2005, which includes 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the fiscal period ended December 31, 2005

Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$34,803
Operating expenses:
Ship operating	8,252
Depreciation	7,186
General and administrative	1,694

Operating earnings	17,671
Other expenses (earnings):
Interest expense	1,699
Interest income	(124)
Undrawn credit facility fee	1,041
Amortization of deferred financing fees	726

Net earnings	$14,329

Common shares outstanding	35,991,600

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	$0.40
Cash dividends paid	$0.23

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$24,115
Investing activities	(826,253)
Financing activities	817,856

Net increase in cash and cash equivalents	$15,718

Selected balance sheet data:
Cash and cash equivalents	$15,718
Vessels	621,163
Fair value of interest rate swaps	4,799
Other assets	8,878

Total assets	$650,558

Other liabilities	$4,226
Long-term debt	122,893
Shareholders’ equity	523,439

Total liabilities and shareholders’ equity	$650,558

Other data:
Number of vessels in operation at period end	13
Average age of fleet in years at period end	1.9
TEU capacity at period end	63,719
Average remaining initial term on outstanding charters (1)	9.2
Fleet utilization	100%

(1)

The remaining initial term on the CP USA charters includes all renewal periods. Our charters with CP USA are for initial terms of three years. CP USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless CP USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If CP USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter of a vessel is extended for the full ten years, CP USA has an option to extend the term for two additional one-year periods. Given that CP USA is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term, that the charter hire rates are substantially below those rates presently offered in the spot market and short-term time charter market, and that the charters automatically renew unless terminated upon two years prior notice, we believe it is likely that CP USA will extend the charters beyond the initial term.

142 day operating period ended December 31, 2005 compared to the predecessor’s 223 day operating period ended August 11, 2005

We had eight 4250 TEU vessels and two 8500 TEU vessels in operation for the entire 142 day period from August 12, 2005 to December 31, 2005. On August 17, 2005, the 4250 TEU CSCL Melbourne was delivered to us and began operations approximately two weeks ahead of the contractual delivery date. On September 15, 2005, the 4250 TEU CSCL Brisbane was delivered to us and began operations approximately four weeks ahead of the contractual delivery date. On October 18, 2005, the 4250 TEU CP Kanha was delivered to us and began operations approximately eight weeks ahead of the contractual delivery date. The predecessor operated five 4250 TEU vessels, and one 8500 TEU vessel for the 223 day period ended August 11, 2005, and acquired three additional 4250 TEU vessels in February, April and May 2005, and one 8500 TEU vessel in January 2005. Our fleet was 100.0% utilized during our initial 142 day operating period ended December 31, 2005. The predecessor’s fleet was 99.8% utilized during the 223 day operating period ended August 11, 2005.

Revenue

Revenue for the period was based on contracted daily rates for each vessel. Charter revenue decreased 13.3%, or $5.4 million, to $34.8 million for the 142 day period ended December 31, 2005, from $40.2 million for the predecessor’s 223 day period ended August 11, 2005. The decrease was due to our shorter operating period, net of the additional ships.

Ship Operating Expenses

Ship operating costs increased 6.7%, or $0.6 million, to $8.3 million for the 142 day period ended December 31, 2005, from $7.7 million for the predecessor’s 223 day period ended August 11, 2005. The increase was due to the additional vessels in operation and the resulting increase in total operating expenses reflected in the fixed cost we pay to our Manager.

Historically, the predecessor was responsible for and incurred all ship operating expenses. Subsequent to our initial public offering, our ship operating expenses, including crewing, drydocking, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels, are borne by our Manager under our management agreement. Operating expenses for the period are calculated based on contracted daily rates for each vessel, as specified in our management agreement, multiplied by the number of days in which each ships operates in a year. Because these payments are fixed at a contracted daily rate, any volatility in actual ship operating expenses will be absorbed by our Manager. However, certain extraordinary costs are not covered by our contracted daily rate. During the 142 day period ended December 31, 2005, we had 10 vessels in full operation. An additional three vessels were delivered in the period, and the associated fixed ship operating expenses commenced from their respective delivery dates.

Depreciation

Depreciation decreased 27.4%, or $2.7 million to $7.2 million, for the 142 day period ended December 31, 2005, from $9.9 million for the predecessor’s 223 day period ended August 11, 2005. The decrease was due primarily to a shorter operating period. The depreciation reported represents depreciation from August 12, 2005 to December 31, 2005 for the initial fleet and depreciation on the CSCL Melbourne, the CSCL Brisbane and the CP Kanha from their respective dates of purchase.

General and Administrative Expenses

General and administrative expenses increased $1.5 million, to $1.7 million for the 142 day period ended December 31, 2005, from $0.2 million for the predecessor’s 223 day period ended August 11, 2005. Costs for the 142 day period ended December 31, 2005, were higher than those incurred by the predecessor due to additional administrative expenses, including legal, accounting, treasury, rent, securities regulatory compliance, executive salaries, travel, board of directors fees, insurance, audit, agency fees, and other costs normally incurred by a publicly listed company.

Interest Expense, Undrawn Credit Facility Fee and Interest Income

Interest expense decreased 88.4%, or $12.9 million, to $1.7 million, for the 142 day period ended December 31, 2005, from $14.6 million for the predecessor’s 223 day period ended August 11, 2005. The decrease was due to a shorter period over which interest expense was incurred and lower outstanding loan balances.

Interest expense for the period is based on the debt drawn under our credit facility. On August 17, 2005, we drew $18.0 million to purchase the CSCL Melbourne. On September 15, 2005, we drew an additional $48.0 million to purchase the CSCL Brisbane. On October 18, 2005, we drew an additional $56.9 million to purchase the CP Kanha. Our credit facility requires that we pay interest of LIBOR plus a margin, which is based on our loan to asset value. All predecessor long term debt was settled on the completion of the initial public offering and was not assumed by us.

We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns and outstanding debt through July 2012. The swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swap agreements are excluded from earnings until settled. The effective portion of changes in the fair value will be recorded to accumulated other comprehensive income until the hedged interest expense is recorded. At each reporting date, the net interest payable/receivable under the swap will be adjusted against the hedged interest expense, thus the interest expense in the income statement will be equal to the fixed interest rate stated in the swap. Ineffectiveness will be recorded in the income statement.

During the 142 day period ended December 31, 2005, we incurred and paid $1.0 million in undrawn credit facility fees. Our undrawn credit facility fee is a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

During the 142 day period ended December 31, 2005, we earned interest income of $0.1 million, through investing excess cash balances in highly liquid securities with terms to maturity of three months or less.

Amortization of Deferred Financing Fees

Amortization of deferred financing fees relating to our credit facility increased 61.3%, or $0.2 million, to $0.7 million for the 142 day period ended December 31, 2005, from $0.5 million for the predecessor’s 223 day period ended August 11, 2005. The increase was due to fees and other direct costs incurred for entering into our credit facility. These fees are being deferred and amortized over the terms of the credit facility using the interest yield basis.

Other Comprehensive Income

As at December 31, 2005, the fair value of our swap agreements was $4.8 million in our favor. The change in fair value of the swap agreements for the fiscal period ended December 31, 2005 has been recorded to other comprehensive income. Please also read “Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

223 day operating period ended August 11, 2005 compared to year ended December 31, 2004

The predecessor operated five 4250 TEU vessels for the year ended December 31, 2004, and took delivery of its first 8500 TEU vessel in December 2004. The predecessor operated five 4250 TEU vessels, and one 8500 TEU vessel for the 223 day period ended August 11, 2005, and acquired three additional 4250 TEU vessels in February, April and May 2005, and one 8500 TEU vessel in January 2005.

Revenue

Charter revenue increased 11.8%, or $4.3 million, to $40.2 million for the 223 day period ended August 11, 2005, from $35.9 million for the year ended December 31, 2004. The increase was due to the increase in the predecessor’s fleet.

Ship Operating Expenses

Ship operating costs increased 8.0%, or $0.5 million, to $7.7 million for the 223 day period ended August 11, 2005, from $7.2 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005, increased insurance costs related to those vessels and scheduled repairs and maintenance.

Depreciation

Depreciation expense increased 12.4%, or $1.1 million, to $9.9 million for the 223 day period ended August 11, 2005, from $8.8 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005.

General and Administrative Expenses

General and administrative expenses remained unchanged at $0.2 million for the 223 day period ended August 11, 2005 and for the year ended December 31, 2004.

Interest Expense and Change in Fair Value of Interest Rate Swaps

Interest expense for the predecessor increased 23.4%, or $2.8 million, to $14.6 million for the 223 day period ended August 11, 2005 from $11.8 million for the year ended December 31, 2004, due to higher principal balances. All predecessor long term debt was settled on the completion of the initial public offering and was not assumed by us.

The predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings of the periods ended August 11, 2005 and December 31, 2004. Changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. Such changes resulted in an increase in gains of $5.9 million, to $7.3 million for the 223 day period ended August 11, 2005, from a gain of $1.4 million for the year ended December 31, 2004, due to market interest rate changes.

Amortization of Deferred Financing Fees and Write Off on Debt Refinancing

Amortization of deferred financing fees for the predecessor increased $0.3 million, to $0.5 million for the 223 day period ended August 11, 2005, from $0.2 million for the year ended December 31, 2004. In November 2004, the predecessor also wrote off $3.1 million due to the debt refinancing.

Year ended December 31, 2004 compared to year ended December 31, 2003

The predecessor operated five 4250 TEU vessels during the twelve months ended December 31, 2003 and December 31, 2004. The predecessor took delivery of its first 8500 TEU vessel in December 2004. Accordingly, the 2004 results reflect the operation of five 4250 TEU vessels for twelve months and one 8500 TEU vessel for approximately one month.

Revenue

Charter revenue increased 2.6%, or $0.9 million, to $35.9 million for 2004, from $35.0 million for 2003. The increase for 2004 is due to the delivery of the first 8500 TEU vessel, the CSCL Oceania, in December 2004.

Ship Operating Expenses

Ship operating expenses increased 8.8%, or $0.6 million, to $7.2 million for 2004, from $6.6 million for 2003. The increase for 2004 was due to the addition of the CSCL Oceania and increases in insurance costs and scheduled repairs and maintenance.

Depreciation

Depreciation on the vessels increased 2.6%, or $0.2 million, to $8.8 million for 2004, from $8.6 million for 2003. The increase was due to the delivery of the CSCL Oceania in December 2004.

General and Administrative Expenses

General and administrative expenses were consistent between 2004 and 2003 at $0.2 million.

Interest Expense

Interest expense decreased 3.2%, or $0.4 million, to $11.8 million for 2004, from $12.2 million in 2003. Interest is paid on the long-term debt and operating bank loans and under the swap agreements, related to the operating vessels. In November 2004, the predecessor refinanced the five operating 4250 TEU vessels and the two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time for more favorable repayment terms. As interest expense is at floating rates, the change between 2003 and 2004 was primarily due to lower average interest rates and decreases in principal balances outstanding due to debt repayments made, offset by increased indebtedness due to the CSCL Oceania commencing operations in December 2004. The predecessor’s historical 2004 and 2003 interest expense represents interest expense under the bank loans prior to our initial public offering and not under our credit facility.

Change in Fair Value of Interest Rate Swaps

In the past, the predecessor entered into interest rate swap agreements to fix the interest rates payable on certain of our long-term debt. However, the predecessor did not account for such swap agreements as hedging instruments. Accordingly, changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. During 2004 and 2003, such changes resulted in gains of $1.4 million and $5.8 million, respectively, due to market interest rate increases.

Amortization of Deferred Financing Fees and Write Off on Debt Refinancing

Amortization of deferred financing fees was consistent between 2004 and 2003 at $0.2 million. Amortization of deferred financing fees is for fees and other direct costs incurred on the issuance of long-term debt and is amortized using the interest yield method over the term of the underlying obligation. In November 2004, the predecessor wrote off $3.1 million due to the debt refinancing.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2005, our cash totaled $15.7 million. As at December 31, 2005, we have drawn $122.9 million of an available $750.0 million from Tranche A of our credit facility to fund the purchase of three vessels in our contracted fleet. The remaining $627.1 million will be available to fund the acquisition of our contracted fleet. No amounts have been drawn to date from Tranche B of our credit facility, of which $250.0 million is available to fund the acquisition of any additional new or used containerships.

All amounts under the Tranche A of our credit facility must be drawn within three months of the delivery of the last of the 23 vessels comprising our contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. All amounts under Tranche B must be drawn prior to December 31, 2006. There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and in certain circumstances, based on the amount of TEU capacity of the vessel and the price at which we acquired the vessel, in respect of which the advance is being made.

The credit facility has a maturity date of the earlier of (x) the seventh anniversary of the final delivery date of the last of the 23 containerships comprising our contracted fleet or (y) October 31, 2014. For more information, please read “Our Credit Facility.”

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining containerships under the asset purchase agreement. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares and initially we will use all of our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement) to fund our distributions to shareholders.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow surplus. As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash for reinvestment in our business while continuing to pay dividends. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet of 23 containerships, such as the recent acquisition and ship building contracts for the 2500 TEU and 3500 TEU vessels. There can be no assurance that we will be successful in meeting our goal.

In the event our future liquidity needs are greater than our current forecast, it could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

The cost to complete the acquisition of the additional six containerships is currently estimated to be approximately $278.0 million, which we expect to fund from a new long term debt facility that we expect to enter into in the near future and future equity offerings. Our obligation to purchase the additional six containerships is not conditional upon our ability to obtain financing for such purchase.

The cost to complete the acquisition of the ten containerships, which will complete our contracted fleet, as at December 31, 2005, is estimated to be approximately $687.1 million, which we expect to fund primarily from our credit facility and from the sale of additional common shares. We expect that we will complete this sale of additional common shares within the next twelve months. Our obligation to purchase the ten containerships that will complete our contracted fleet is not conditional upon our ability to obtain financing for such purchase.

SCLL and certain VesselCos have agreed to mitigate the risk of completing the sale of additional common shares within 18 months after the completion of our initial public offering by providing us the right to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships in our contracted fleet. Such common shares would be valued at a net price equal to 95% of our initial public offering price. The issuance of the $100.0 million in common shares, plus the amount that will be available at such time under the $750.0 million Tranche A of our credit facility will be sufficient to pay for the purchase price for the additional eight containerships completing our contracted fleet.

China Shipping Container Lines (Asia) Co. Ltd., or CSCL Asia, and CP Ships USA, LLC, or CP USA, a subsidiary of CP Ships Limited, or CP Ships (which is a subsidiary of TUI AG, or TUI), are currently our only customers. China Shipping (Group) Company, or China Shipping, accounted for 100% of the predecessor’s containership revenue. China Shipping subchartered its vessels to its wholly owned subsidiary, China Shipping Container Lines Co., Ltd, or CSCL. CSCL accounted for 100% of our containership revenue until October 18, 2005, when our first vessel chartered by CP Ships was delivered to us. On December 30, 2005, China Shipping novated its 12 time charters to CSCL Asia, a majority owned subsidiary of CSCL. In addition, CSCL Asia will charter each of the four 2500 TEU vessels that will be constructed and that we expect to be delivered to us between August 2008 and February 2009. Upon delivery of our contracted fleet, we will derive a majority of our revenue and cash flows from CSCL Asia and CP USA. In 2007, we expect two 3500 TEU vessels to be delivered to us. Those vessels will be chartered to COSCO Container Lines Co., Ltd., or COSCON. After the delivery of the two 3500 TEU vessels we will derive all our revenue from three charterers. All of the vessels that we are to acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, CP USA or COSCON were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Operating Activities Cash Flows

Net cash from operating activities increased $4.8 million, to $24.1 million during the 142 day period ended December 31, 2005, from $19.3 million for the 223 day period ended August 11, 2005. Cash flow from operating activities for the 142 day period ended December 31, 2005 reflects net earning from operations of $14.3 million, non-cash depreciation and amortization of $7.9 million, and changes in non-cash operating working capital of $1.9 million.

The predecessor’s net cash flow from operating activities was exposed to fluctuations in operating expenses. Our operating expenses are borne by our Manager pursuant to our management agreement. We pay our Manager a contracted daily operating expense rate per vessel for technical services it provides to us. In return for providing us with strategic and administrative management, our Manager is entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services plus a monthly administrative services fee not to exceed $6,000 per month. As such, we expect that our operating cash flow will increase at a stable incremental rate as the size of our fleet increases, with minor fluctuations for normal changes in working capital balances, vessel off-hire periods, such as drydocking and repairs and maintenance activity and general and administrative expenses.

Net cash from operating activities for the predecessor increased $0.8 million, to $19.3 million during the 223 day period ended August 11, 2005, from $18.5 million for the year ended December 31, 2004. The increase was primarily attributable to the delivery in 2005 of the four additional vessels. Cash flow from operating activities for the 223 day period ended August 11, 2005, reflect net earnings from operations of $14.6 million, non-cash depreciation and amortization of $10.4 million, changes in the fair value of interest rate swaps of $(7.3) million, and changes in non-cash operating working capital of $1.6 million.

Net cash from operating activities for the predecessor was $18.5 million during the year ended December 31, 2004, reflecting net earnings from operations of $6.1 million, non-cash depreciation and amortization of $9.0 million, changes in the fair value of interest rate swaps of $(1.4) million, accrued interest capitalized to interest rate swaps of $0.8 million, a non-cash write off of deferred financing costs on refinancing of $3.1 million and changes in non-cash operating working capital of $0.9 million.

Investing Activities Cash Flows

Investing activities cash flow decreased $805.4 million, to $(826.3) million for the 142 day period ended December 31, 2005, from $(20.9) million for the 223 day period ended August 11, 2005. On completion of our initial public offering, we purchased 10 vessels for $664.0 million. On August 17, 2005, we purchased the CSCL Melbourne for $52.7 million, on September 15, 2005, we purchased the CSCL Brisbane for $52.7 million, and on October 18, 2005, we purchased the CP Kanha for $56.9 million.

Investing activities cash flow for the predecessor decreased $12.2 million, to $(20.9) million for the 223 day period ended August 11, 2005, from $(8.7) million for the year ended December 31, 2004. Cash flow for investing activities for the 223 day period ended August 11, 2005, consisted solely of net cash payments for vessel construction, and increased due to additional vessel construction costs paid.

Net cash used for investing activities for the predecessor was $8.7 million during the year ended December 31, 2004, reflecting net cash payments for vessel construction of $7.5 million and repayments to related parties of $1.2 million.

Financing Activities Cash Flows

Net cash from financing activities increased $817.1 million, to $817.9 million for the 142 day period ended December 31, 2005, from $0.8 million for the 223 day period ended August 11, 2005. During the 142 day period ended December 31, 2005, we completed our initial public offering, issuing 35,715,100 common shares for gross proceeds of $750.0 million. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for gross proceeds of $5.8 million. We incurred $45.3 million in costs in connection with our initial public offering. We also incurred an additional $7.3 million in financing fees as a result of obtaining our credit facility and paid a cash dividend of $8.3 million, or $0.23 per share. During the period, we borrowed $122.9 million from our credit facility to fund the purchase of the CSCL Melbourne, CSCL Brisbane and the CP Kanha. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the contracted fleet and any additional containerships we may acquire (with funds from our credit facility) or October 31, 2014, whichever is earlier.

Net cash from financing activities for the predecessor increased $9.1 million, to $0.8 million for the 223 day period ended August 11, 2005, from $(8.3) million for the year ended December 31, 2004. Historically, the financing for vessels occurred at the time the predecessor entered into ship building contracts. For the predecessor, vessels were financed primarily with bank loans and cash advances from the vessel owners. This financing would remain in place after the vessels were delivered. In the 223 day period ended August 11, 2005, the predecessor received additional cash under its long-term debt agreements towards the financing of the acquisition of the four 4250 TEU vessels. In November 2004, the predecessor refinanced, for more favorable repayment terms, the five operating 4250 TEU vessels, two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time. As a result of the refinancing in late 2004, the predecessor obtained additional cash and repaid to SCLL a $32.1 million cash advance for vessel construction. As the predecessor’s long-term debt was settled subsequent to our initial public offering and was not assumed by us, the historical cash flow from financing activities of the predecessor are not indicative of what our net cash flow from financing activities are currently, or will be in the future.

Cash flow for the 223 day period ended August 11, 2005, included a reduction in restricted cash of $11.5 million, issuance of long term debt of $45.3 million, repayment of long term debt of $11.2 million and repayment of amounts due to related party of $21.4 million.

Net cash from financing activities for the predecessor was $(8.3) million during the year ended December 31, 2004, and included an increase in restricted cash of $0.6 million, issuance of long term debt of $300.3 million and repayment of long term debt of $269.6 million as part of the debt refinancing, $7.1 million in financing fees, and repayment of amounts due to related party of $32.1 million.

Ongoing Capital Expenditures and Dividends

Our operating fleet is less than five years old; as such, no significant capital expenditures for drydocking and maintenance have occurred in the past. In 2006, the CSCL Hamburg incurred approximately $75,000 in extraordinary drydocking costs related to repairs to the rudder horn. We expect that the CSCL Chiwan will also incur approximately $75,000 for similar repairs. We may be responsible for covering the incremental cost of this repair, while the remainder of the special survey costs will be for the account of our Manager.

Our Manager has included the cost of routine drydocking within the technical services fee we pay pursuant to the management agreement. Over the next five years, we estimate that our Manager will spend for drydocking an average of approximately $0.4 million for each 3500 TEU and 4250 TEU vessel and approximately $0.5 million for each 8500 TEU and 9600 TEU vessel. The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. On an annual basis, we will likely need at some time in the future to retain funds in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels (we estimate that the vessels in our contracted fleet had or will have, as applicable, useful lives of approximately 30 years when new, but their actual useful lives could vary significantly);

•	the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•	future market charter rates for our vessels, particularly with respect to our contracted fleet when the vessels come off charter (this will depend on various factors, including: our existing charters are not expected to expire for approximately 10-12 years from their commencement; the existing charters are at rates substantially below current spot rates and short-term charter rates; but actual market charter rates when the existing charters expire are currently unknown);

•	our future operating and interest costs, particularly after the expiration of the initial management fees and financing arrangements described in this Annual Report (our technical operating costs will be fixed until December 31, 2008 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged through 2012; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base.

During the 142 day period ended December 31, 2005, we paid a cash dividend of $8.3 million, or $0.23 per share for the partial quarter ended September 30, 2005.

C.	Research and Development

Not applicable.

D.	Off-Balance Sheet Arrangements

At December 31, 2005 we are not party to any arrangements that are considered to be off balance sheet arrangements.

E.	Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of December 31, 2005, excluding amounts payable under our credit facility and interest rate swaps, consists of the following:

	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Purchase agreement for additional vessels	$284,467	$402,592	$—	$—	$—	$—	$687,059
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	26,606	36,570	40,515	40,515	40,515	607,725	792,446

	$311,073	$439,162	$40,515	$40,515	$40,515	$607,725	$1,479,505

(1)

The technical services portion of the fees are fixed through December 31, 2008 and includes payments for the vessels currently operating in our fleet at December 31, 2005 and fees for the remaining vessels in our contracted fleet of 23 vessels based on each of their contracted delivery dates. The administrative services portion of the fees are capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have assumed the same rate for 2009 to 2025, the end of the initial term of the management agreement. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

As of December 31, 2005, our amounts payable under our credit facility consists of the following:

	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Credit facility principal payments	$—	$—	$—	$—	$—	$122,893	$122,893

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers and their ages as of the date of this annual report are listed below:

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors
Gerry Wang	43	Chief Executive Officer and Director
Kevin M. Kennedy	46	Chief Financial Officer and Secretary
David Korbin	64	Director
Peter Lorange	62	Director
Peter S. Shaerf	51	Director
Milton K. Wong	67	Director

Certain biographical information about each of these individuals is set forth below:

Kyle Washington. Kyle Washington was appointed our Chairman of the Board in May 2005. Mr. Washington is responsible for the overall corporate strategy of the Washington Marine Group and is active in developing senior level customer, supplier, competitor and governmental relationships. Mr. Washington has been with the Washington Marine Group since 1994. Within the Washington Marine Group, he is a director and the Executive Chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. He is also a director and the Executive Chairman of the Board of SCLL and each of the VesselCos. Mr. Washington is also a director and Chairman of our Manager and certain of its operating subsidiaries. Mr. Washington is also a director of Washington Canadian Ltd. Mr. Washington is a graduate of the University of Montana with a degree in business finance.

Gerry Wang. Gerry Wang was appointed our Chief Executive Officer and Director in May 2005. Mr. Wang joined the Offshore Division of Seaspan International Ltd. in early 1990 and is currently a director, Chief Executive Officer and President of SCLL and each of the VesselCos. Mr. Wang is also a director and Chief Executive Officer of certain affiliates of our Manager. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his MBA degree from the University of British Columbia in Vancouver, BC, Canada.

Kevin M. Kennedy. Kevin M. Kennedy was appointed our Chief Financial Officer and Secretary in May 2005. Mr. Kennedy is also a director of Seaboard Corp. (AMEX), and serves as the financial expert on their Audit Committee. From 1994 to 2001, Mr. Kennedy worked for the GE Capital Services Structured Finance

Group Inc., where from 1999 to 2001 he served as the Managing Director and Head of Marine Financing. From 2001 to 2005, Mr. Kennedy served as a Partner in the Great Circle Fund LP, a private equity fund focused on the maritime industry. Mr. Kennedy has an MBA from Columbia University and a B.S., Nautical Science, from the U.S. Merchant Marine Academy.

David Korbin. David Korbin was appointed as a Director in August 2005. Mr. Korbin presently works as a management and financial consultant. He has been a Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001, serving as Chair of the board of directors since 2004 and as Chair of the audit committee from 2002 to 2003. From 1992 to 2000, he served as director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Vancouver General Hospital audit committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a Chartered Accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992, he was managing partner of Deloitte Touche. Mr. Korbin was also on the National Board of both Deloitte Haskins and Sells and Deloitte Touche during his tenure as managing partner.

Peter Lorange. Peter Lorange was appointed as a Director in August 2005. Mr. Lorange has been President of IMD since July 1, 1993. He is Professor of Strategy and holds the Nestlé Chair. He was formerly President of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Christiania Eiendomsselskap A/S, S. Ugelstad Shipowners A/S, StreamServe Inc., Preferred Global Health, Zaruma Resources Inc. and Copenhagen Business School. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University, and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf was appointed as a Director in August 2005. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 30 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. He also operated a small Caribbean liner service while working for a firm of British shipowners. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company that works extensively in the investment community. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corp (NYSE). Since May 2005, he has been a director of TBS International (NASDAQ), and since April 2002, a director of Trailer Bridge (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004. He is also a Director of The Containerization and Intermodal Institute and Vice-Chairman of the Government sponsored Short Sea Shipping Co-operative (“SCOOP”) and is a member of the Maritime Law Association. Mr. Shaerf received his B.A. in International Business Law from London Guildhall University in London, England.

Milton K. Wong. Milton K. Wong was appointed as a Director in August 2005. Mr. Wong is also a director of Alcan Inc., Genome British Columbia, Pacific Salmon Endowment Fund Society, The Pierre Elliot Trudeau Foundation and The Canada-US Fulbright Program. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited and was appointed Chancellor Emeritus of Simon Fraser

University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Law Doctorate from Simon Fraser University.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of Seaspan Management Services Limited and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly owned subsidiaries will provide us with technical, administrative and strategic services, pursuant to the management agreement.

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors and Director of our Manager
Gerry Wang	43	Director of our Manager and Director, President and Chief Executive Officer of Seaspan Ship Management Ltd.
Graham Porter	35	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	39	Chief Financial Officer of Seaspan Ship Management Ltd.
Peter Curtis	47	Vice President of Seaspan Ship Management Ltd.

Kyle Washington. Kyle Washington was appointed Director and Chairman of our Manager in August 2005.

Gerry Wang. Gerry Wang was appointed Director of our Manager and director, President and Chief Executive Officer of Seaspan Ship Management Ltd. in August 2005.

Graham Porter. Graham Porter was appointed Managing Director, Deputy Chairman and Director of our Manager in July 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division, and is currently a director, Managing Director and Secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, Managing Director or Deputy Chairman of certain affiliates of our Manger. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu. Sai W. Chu was appointed Chief Financial Officer of Seaspan Ship Management Ltd., SCLL, each of the VesselCos and Seaspan Crew Management Ltd. in May 2005 after joining Seaspan Ship Management Ltd. as Corporate Controller in September 2004 and the Washington Marine Group as Corporate Controller in April 2004. Mr. Chu qualified as a Chartered Accountant in 1992 having articled with KPMG’s Vancouver office and also qualified as a Certified Management Accountant in 1990. From 1995 to 1998, he was the Assistant Corporate Controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America, which, at the time, was listed on the Toronto Stock Exchange. From 1998 to 1999, Mr. Chu was Manager, Financial Reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility, which, at the time, was listed on the Toronto Stock Exchange. From 2000 to April 2004, he was Controller of Datawest Solutions Inc., a technology provider of banking and payment solutions, which, at the time, was listed on the Toronto Stock Exchange.

Peter Curtis. Peter Curtis was appointed Vice President of Seaspan Ship Management Ltd. in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by Seaspan Ship

Management Limited, a subsidiary of our Manager. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he joined a firm of consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as normal vessel type of projects. From 1991 to 1999, Mr. Curtis joined Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and Cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining Seaspan Ship Management Limited in 2001, Mr. Curtis was based in Cyprus for two years, with Columbia Ship Management as Technical Director. In 1981, he obtained a BSC Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

B.	Compensation

Each independent member of our board of directors receives an annual cash retainer of $45,000 payable in equal quarterly installments and pro rated for the initial term. In addition, the chairperson of the Audit Committee receives an annual payment of $15,000, the chairperson of the Compensation Committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive compensation for their services as directors. In addition, our board of directors has adopted an equity incentive plan as described below and on February 15, 2006, each independent director was awarded an equity incentive award of 3,750 shares of restricted stock.

During the year ended December 31, 2005, we paid to our directors and executive officers (six persons) aggregate cash compensation of $0.4 million. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock based awards as may be determined by our board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire 10 years from the date of its adoption.

C.	Board Practices

The Board of Directors consists of six members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Kyle Washington, and David Korbin have terms expiring in 2006 and have been nominated by the Board of Directors for re-election at the 2006 Annual Meeting of Shareholders. Directors Gerry Wang and Peter Lorange have terms expiring in 2007. Directors Peter S. Shaerf and Milton K. Wong have terms expiring in 2008.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington and Gerry Wang, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. The Board has the following two committees: Audit

Committee and Compensation Committee. The membership of these committees during 2005 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our Web site at www.seaspancorp.com. During 2005, the Board held four meetings. Each director attended all Board meetings, except for two Board meetings at which one director was absent from one and two were absent from the other. Each director attended all applicable committee meetings, except for one Audit Committee meeting at which one director was absent.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes David Korbin, Peter Lorange, and Milton K. Wong. All members of the committee are financially literate and the Board has determined that Mr. Korbin qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

During 2005, our Compensation Committee included Peter Lorange, Peter S. Shaerf and Milton K. Wong. The Compensation Committee: reviews, evaluates, and approves the agreements, plans, policies and programs of the Corporation to compensate the officers and directors of the Corporation, produces a report on executive compensation each year and publishes the report in the Corporation’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of the Corporation’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempted from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the BCA, similar to NYSE requirements;

•	we do not hold regularly scheduled meetings at which only independent directors are present;

•	in lieu of a nominating committee, the full board of directors regulates nominations as set forth in our Bylaws; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensations plans, the full board of directors approves such adoption.

D.	Employees

Our only employee is our Chief Financial Officer. Our Manager provides us with all of our staff and all of our other officers. Our board of directors has the authority to hire additional employees as it deems necessary.

E.	Share Ownership

The following table sets forth the beneficial interests of our directors and officers in our common shares.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
0731455 B.C. Ltd (1)	—	—	1,191,071	16.7%	3.3%
Kyle Washington	—	—	—	—	—
Kevin M. Kennedy	—	—	—	—	—
David Korbin	3,750.013%		—	—	.013%
Peter Lorange	3,750.013%		—	—	.013%
Peter S. Shaerf	3,750.013%		—	—	.013%
Milton K. Wong	3,750.013%		—	—	.013%
All executive officers, directors and director nominees as a group (7 persons)	15,000.05%		1,191,071	16.7%	3.3%

(1)	0731455 B.C. Ltd., a British Columbia company, is owned by Gerry Wang, our chief executive officer.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and subordinated shares by each person known by us to be a beneficial owner of more than 5% of the common or subordinated shares.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
Dennis R. Washington	—	—	1,786,250	25.0%	5.0%
The Kevin Lee Washington Trust II	—	—	1,786,250	25.0%	5.0%
Tiger Container Shipping Company Limited (1)	—	—	2,381,429	33.3%	6.6%
Neuberger & Berman L.P.	4,186,312	14.5%	—	—	11.6%

(1)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager.

The Company’s major shareholders have the same voting rights as other shareholders of the Company.

As at December 31, 2005, 2,800 of our common shares were held by five holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.	Related Party Transactions

We, our Manager and certain affiliates entered into various documents and agreements that effected the transactions relating to our formation, our initial public offering and the application of the proceeds from our initial public offering. These agreements were not the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the expenses incurred in connection with our initial public offering were paid from the proceeds of the offering. In accordance with our conflicts of interest policy, all material related party transactions will be subject to approval by a majority of the independent directors on our board of directors.

Registration Rights Agreement

In connection with our initial public offering, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, as amended, or Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period and the VesselCos if we exercise our right to issue to them common shares as part of the purchase price for the vessels if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Item 10. Additional Information—C. Material Contracts—Registration Rights Agreement” for a description of this agreement.

Management Related Agreements

For a description of our management agreement and omnibus agreement, please read “Item 4—B. Business Overview—Management Related Agreements.”

Asset Purchase Agreement

For a description of our asset purchase agreement, please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Acquisition of Our Fleet.”

Sale of Subordinated Shares

Concurrently with our initial public offering, we sold 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a purchase price per share equal to the initial public offering price of our common shares.

Loans from SCLL

SCLL made an intercompany loan to us of $3.0 million to serve as collateral under the swap agreements prior to the closing of our initial public offering. These amounts were returned to us, and we repaid the loan to SCLL, upon the closing of the credit facility. In addition, SCLL made a $0.5 million loan to us to cover certain expenses incurred prior to our initial public offering, such as administrative expenses and travel expenses. The $0.5 million loan was repaid to SCLL upon completion of the initial public offering.

Item 8.	Financial Information

A.	Financial Statements and Other Financial Information

Please see Item 18 below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Although not directly related to us, beginning in early 2001, the Washington Group International, Inc., or WGI, an entity in which Dennis Washington was a large shareholder and is currently a director, experienced a liquidity crisis. The crisis ultimately led to the commencement, on May 14, 2001, of reorganization cases for WGI and certain of WGI’s direct and indirect subsidiaries under Chapter 11 of the United States Bankruptcy Code. WGI reorganized and emerged from bankruptcy in January 2002.

Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We paid our first dividend, in the amount of $0.23 per share, on December 5, 2005, on a pro rated basis for the partial quarter ended September 30, 2005. We intend to pay dividends on a quarterly basis. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet of 23 containerships, such as the recent acquisition and ship building contracts for the 2500 TEU and 3500 TEU vessels. There can be no assurance that we will be successful in meeting our goal.

Concurrently with our initial public offering, we sold to members of the Washington family or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, 7,145,000 subordinated shares at a per share price equal to the initial public offering price for the common shares. The terms of our subordinated shares are intended to provide added assurance that we will be able to pay quarterly dividends on our common shares equal to $0.425 per share during the delivery period of our contracted fleet. In general, our common shares will receive regular quarterly dividends of $0.425 per share, plus any arrearages from prior quarters, before our subordinated shares will receive any dividends. Our subordinated shares will not be entitled to arrearages. Each of our subordinated shares will convert into a common share after the end of the subordination period, which extends until the first day of any quarter after September 30, 2008 that both of the following tests are met:

(1)	we have paid quarterly dividends an amount at least equal to $0.425 per share on both our common and subordinated shares for the immediately preceding four-quarter period; and

(2)	the cash generated from operations available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.425 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period.

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in our articles of incorporation.

As compensation for providing strategic services, our Manager received 100 incentive shares. The purpose of the incentive shares is to incentivize the Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.485 per share as follows:

•	first, 90% of incremental dividends to all common shares and subordinated shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.550 for that quarter;

•	second, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

•	after that, 75% of the incremental dividends to all common shares and subordinated shares, pro rata, and 25% of incremental dividends to the incentive shares.

You may not receive dividends in the intended amounts described above, or at all. Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves,” “—The amount of cash we have available for dividends on our common shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our contracted fleet and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Our common stock is traded on the NYSE under the symbol “SSW.”

The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 9, 2005 to December 31, 2005	$21.51	$17.20
August 9, 2005 to September 30, 2005	$21.51	$18.60

Item 10.	Additional Information

A.	Share Capital

Under our articles of incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share, of which 28,861,500 common shares are issued and outstanding; 25,000,000 subordinated shares (referred to in our articles of incorporation as the Class B Common Shares), par value $0.01 per share, of which 7,145,000 shares are issued and outstanding, 100 incentive shares (referred to in our articles of incorporation as the Class C

Common Shares), par value $0.01 per share, of which 100 shares are issued and outstanding, and 65,000,000 preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our Rule 424(b)(1) prospectus (File No. 333-126762), filed with the SEC on August 9, 2005 and hereby incorporated by reference into this Annual Report and there have been no changes since that date.

B.	Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762 ), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as exhibit 3.2 to Form F-1 (File No. 333-126762 ) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws filed as exhibit 3.2 to Form F-1 (File No. 333-126762 ) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

We have in place a rights agreement that would have the effect of delaying, deferring or preventing a change in control of Seaspan. The rights agreement has been filed as part of our Form 8-A (File No. 001-32591), filed with the SEC on August 2, 2005, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Underwriting Agreement among Seaspan Corporation, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., UBS Securities LLC, Fortis Securities LLC, Legg Mason Wood Walker, Incorporated, Wachovia Capital Markets, LLC, DnB NOR Markets, Inc. and Dahlman Rose & Company, LLC, dated as of August 8, 2005, previously filed as exhibit 1.1 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

(b) Subscription Agreement between Seaspan Corporation and Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd., and Tiger Container Shipping Company Limited, dated August 8, 2005, previously filed as exhibit 10.6 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and is hereby incorporated by reference into this Annual Report.

(c) Shareholder Rights Agreement between Seaspan Corporation and American Stock Transfer & Trust Company, dated August 4, 2005, previously filed as exhibit 10.7 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and is hereby incorporated by reference into this Annual Report.

(d) Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin Kennedy, David Korbin, Peter Shaerf, Peter Lorange and Milton K. Wong, previously filed as exhibit 10.10 to Form F-1 (File No. 333-126762 ) filed with the SEC on July 21, 2005 and is hereby incorporated by reference into this Annual Report.

(e) Agreement between Seaspan Corporation and Relational Advisors LLC, dated May 18, 2005, previously filed as exhibit 10.11 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

D.	Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

E.	Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

United States Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch tax.

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the exemption provided under Section 883 of the Code (the “Section 883 Exemption”) applies (as more fully described below under “The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our Transportation Income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the Transportation Income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of Transportation Income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any Transportation Income from voyages that begin and end in the United States.

The Net Basis Tax and Branch Profits Tax

We currently do not and do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning

U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States.

If, contrary to the above, we earn income that is treated as “U.S. effectively connected income,” that income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) unless the Section 883 Exemption (as discussed below) applies. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

Unless the Section 883 Exemption applies, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a ship that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a ship, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits tax described above on its U.S. source Transportation Income attributable to voyages that begin or end (but not both) in the United States (“U.S Source International Shipping Income”).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

(i)	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

(ii)	it satisfies one of the following three ownership tests (discussed in more detail below): (a) the more than 50% ownership test (the “50% Ownership Test”), (b) the controlled foreign corporation test (the “CFC Test”) or (c) the “Publicly Traded Test”; and

(iii)	it meets certain substantiation, reporting, and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “Qualified Shareholders.” For this purpose, Qualified Shareholders are: (i) individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, (ii) foreign corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (iii) certain foreign governments, non profit organizations, and certain beneficiaries of foreign pension funds. Shareholders who are U.S. citizens or residents or are domestic corporations are not Qualified Shareholders.

A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain statements from the holders relied upon to satisfy the 50% Ownership Test, signed under penalty of perjury,

including the holder’s name, permanent address and country where the holder is fully liable to tax, if any, a description of the holder’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we are required to file a U.S. federal income tax return and list on such return the name and address of each shareholder holding 5% or more of the value of our common shares who is relied upon to meet the 50% Ownership Test.

We do not believe we satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

The CFC Test

The CFC Test requires that the non-U.S. corporation claiming the Section 883 Exemption be treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes (for the definition of a CFC, please read the discussion below under “Consequences of Possible CFC Classification”) and meet an income inclusion test.

We do not believe that we meet the CFC Test, as we do not believe we are a CFC (please read below under “Consequences of Possible CFC Classification”).

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “5% Override Rule”). For purposes of applying the 5% Override Rule, a 5% shareholder is a shareholder holding, directly, indirectly or constructively, at least 5% of the vote and value of a class of equity (a “5% Shareholder”).

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We believe our common shares are “primarily traded” on the New York Stock Exchange.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, will be listed on such market or markets, which we refer to as the listing threshold. We believe our common shares listed on the New York Stock Exchange represent more than 50% of our outstanding stock by voting power and value. Therefore, we believe that we satisfy the listing threshold.

It is further required with respect to each class of stock relied upon to meet the listing threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfy these trading frequency and trading volume tests.

As discussed above, if 50% or more of our common shares are owned by 5% Shareholders, our common shares will be treated as failing the Publicly Traded Test under the 5% Override Rule. To identify 5% Shareholders for purposes of applying the 5% Override Rule, the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common shares. The Section 883 Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There is some uncertainty as to whether our common and subordinated shares will be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. For 2005, regardless of whether they are treated as a single or two separate classes of stock for this purpose, we believe that we were not subject to the 5% Override Rule and therefore satisfied the Publicly Traded Trust and qualified for the Section 883 Exemption. There can be no assurance that we will not be subject to the 5% Override Rule in the future, and there can be no assurance that we will qualify for the Section 883 Exemption at any time in the future.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership or other entity taxed as a pass-through entity holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the pass-through entity. If you are a partner in a pass-through entity holding our common shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our shares.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates (through 2008) provided that: (i) such shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (iii) the U.S. Individual Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and we note that proposed legislation has recently been introduced in the United States Senate that may affect your entitlement to a preferential rate of tax on our dividends.

Under proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Any dividends paid on our common shares that are not eligible for the preferential rate of tax on qualified dividend income will be taxed as ordinary income to a U.S. Individual Holder. See below for special rules, however, that may be applicable in the event we were treated as a PFIC.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our current operations and future projections, we do not believe that we are, and we do not expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that at least a majority, if not all, the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, at least a majority, if not all, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

If we were classified as a PFIC for any year during which a U.S. Holder owns shares, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the shareholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year; and

•	the amount allocated to each of the other taxable years in the shareholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections, such as a qualified electing fund election or mark to market election, may be available to a shareholder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide shareholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a domestic corporation or a qualified foreign corporation (generally through 2008) are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax and would instead be taxed on distributions as described above.

Consequences of Possible CFC Classification

If more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a “CFC Shareholder”), we could be treated as a CFC. CFC Shareholders are treated as receiving current distributions of their share of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. Although we do not believe we are a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Tax Rates

The highest statutory rate of U.S. federal income tax for individuals is currently 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual is currently 15% if the asset disposed of was held for more than one year at the time of disposition.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares that is not a U.S. person is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under income tax treaties if the distributions are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Shares

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common shares is generally the same as described above regarding distributions. However, Non-U.S. Holders who are individuals can also be subject to tax on U.S. source gain resulting from the disposition of our common shares if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements and backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder certifies that he is a non-U.S. person under penalties of perjury or otherwise establishes an exemption. If a holder sells his common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside of the United States, then information reporting and backup withholding generally will not apply to such payment. However, U.S. information reporting requirements (but not backup withholding requirements) will apply to a payment of sales proceeds, even if such payment is made outside of the United States, if a holder sells shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules exceeding such holder’s U.S. federal income tax liability by filing a claim for refund with the IRS.

Marshall Islands Tax Consequences

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Canadian Federal Income Tax Consequences

Subject to the assumptions below, under the Canada Tax Act, we believe no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. Our belief is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment or fixed base in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2005, our floating-rate borrowings totaled $122.9 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $88.4 million. These interest rate swaps have a fair value of $4.8 million in our favor.

The table below provides information about our financial instruments at December 31, 2005 that are sensitive to changes in interest rates. See note 7 to our financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreement. The information in this table is based upon our credit facility.

	Principal Repayment Dates
	2006	2007	2008	2009	2010	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates	—	—	—	—	—	$34,455
Bearing interest at fixed interest rates	—	—	—	—	—	$88,438
Fixed pay rate (1)	—	—	—	—	—	4.6325%

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks of changing interest rates. The swaps are accounted for as hedging instruments as they are expected to be effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled. The ineffective portion of the interest rate swaps are recognized immediately in net income.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We conducted an evaluation of our disclosure under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our evaluation, we concluded that disclosure controls and procedures were effective as of December 31, 2005.

During 2005 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Seaspan have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A.	Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, David Korbin, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our Web site (www.seaspancorp.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholders. Please contact Kevin M. Kennedy for any such request.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2005 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and other services provided by KPMG LLP for 2005.

In the 2005 fiscal period, the fees paid to the Auditors were as follows:

2005
Audit Fees	$645,000
Audit-Related Fees	8,000
Tax Fees	18,000
All Other Fees	—

$671,000

Audit Fees

Audit fees for 2005 include fees related to our initial public offering completed in August 2005.

Audit-Related Fees

Audit-related fees for 2005 are primarily for accounting advice.

Tax Fees

Tax fees for 2005 are primarily for assistance with tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2005.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

Page
SEASPAN CORPORATION (PREDECESSOR)
Report of Independent Registered Public Accounting Firm	F-1
Predecessor Combined Balance Sheets as of December 31, 2004 and August 11, 2005	F-2
Predecessor Combined Statement of Operations and Owners’ Equity (Deficiency) for the Years Ended December 31, 2003 and 2004, and the 223 Day Period Ended August 11, 2005	F-3
Predecessor Combined Statements of Cash Flows for the Years ended December 31, 2003 and 2004, and the 223 Day Period Ended August 11, 2005	F-4
Notes to the Predecessor Combined Financial Statements for the Years ended December 31, 2004 and 2003, and the 223 day period Ended August 11, 2005	F-5

SEASPAN CORPORATION
Management’s Statement of Responsibilities	F-18
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheet as of December 31, 2005	F-20
Statement of Operations for the Fiscal Period Ended December 31, 2005	F-21
Statement of Shareholders’ Equity for the Fiscal Period Ended December 31, 2005	F-22
Statement of Cash Flows for the Fiscal Period Ended December 31, 2005	F-23
Notes to the Financial Statements for the Fiscal Period Ended December 31, 2005	F-24

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1(***)	Amended and Restated Articles of Incorporation of Seaspan Corporation

1.2(*)	Bylaws of Seaspan Corporation

2.1(*)	Specimen of Share Certificate of Seaspan Corporation

2.2(**)	Registration Rights Agreement

4.1(*)	Form of Underwriting Agreement

4.2	Seaspan Corporation Stock Incentive Plan

4.3(**)	Management Agreement between Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

4.4(*)	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd.

4.5(*)	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd.

4.6(*)	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited

4.7(**)	Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thuringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent

4.8(***)	Subscription Agreement between Seaspan Corporation and Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd., and Tiger Container Shipping Company Limited

4.9(***)	Form of Shareholders Rights Agreement

4.10(**)	Asset Purchase Agreement by and among Seaspan Corporation and the VesselCos

4.11(*)	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang and Kevin M. Kennedy

4.12(*)	Agreement between Seaspan Corporation and Relational Advisors LLC

4.13	Sale and Purchase Agreement between Conti 51. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Seaspan Corporation, dated February 10, 2006

4.14	Sale and Purchase Agreement between Conti 52. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Seaspan Corporation, dated February 10, 2006

4.15	Ship Building Contract between Seaspan Corporation, Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co. Ltd., for Hull No. YZJ2006-696C, dated February 28, 2006

4.16	Ship Building Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. for Hull No. YZJ2006-716C, dated February 28, 2006

4.17	Ship Building Contract between Seaspan Corporation, Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co. Ltd. for Hull No. YZJ2006-717C, dated February 28, 2006

Exhibit Number	Description

4.18	Ship Building Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. for Hull No. YZJ2006-718C, dated February 28, 2006

8.1(*)	Subsidiaries of Seaspan Corporation

11.1	Code of Ethics

11.2(****)	Compensation Committee Annual Report

11.3(****)	Audit Committee Annual Report

12.1	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer

13.1	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Seaspan Corporation Certification of Kevin M. Kennedy, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 333-126762), filed with the SEC on July 21, 2005, and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 333-126762), filed with the SEC on August 2, 2005, and hereby incorporated by reference to such Registration Statement.
***	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Registration No. 333-126762), filed with the SEC on August 4, 2005, and hereby incorporated by reference to such Registration Statement.
****	Previously filed as an exhibit to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 17, 2006, and hereby incorporated by reference to such Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/S/ KEVIN M. KENNEDY
Kevin M. Kennedy
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 17, 2006

Predecessor Combined Financial Statements

(Expressed in United States dollars)

SEASPAN CORPORATION

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Seaspan Corporation

We have audited the accompanying predecessor combined balance sheets of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and the related predecessor combined statements of operations and owner’s equity (deficiency) and cash flows for the 223 day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the predecessor combined financial statements referred to above present fairly, in all material respects, the financial position of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and the results of their operations and their cash flows for the 223 day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

SEASPAN CORPORATION

Predecessor Combined Balance Sheets

(Expressed in thousands of United States dollars)

	December 31, 2004	August 11, 2005
Assets

Current assets:
Cash and cash equivalents	$4,066	$3,209
Restricted cash (note 3)	4,544	16,059
Accounts receivable	1,929	125
Inventories	438	878
Due from related parties (note 4(a))	1,655	1,084
Prepaid expenses	626	961

	13,258	22,316
Vessels (note 5)	454,862	466,112

Deferred financing fees and other (note 6)	8,201	8,548

	$476,321	$496,976

Liabilities and Owner’s Equity (Deficiency)

Current liabilities:
Accounts payable and accrued liabilities (note 9(a))	$5,028	$4,249
Deferred revenue	453	1,108
Due to related party (note 4(b))	64,822	43,393
Current portion of long-term debt	19,773	26,203

	90,076	74,953
Long-term debt (note 7)	376,999	405,495
Fair value of interest rate swaps	18,860	11,552
Other long-term liabilities	24	—

	485,959	492,000
Owner’s equity (deficiency)	(9,638)	4,976

	$476,321	$496,976

Commitments and contingent obligations (note 10)
Subsequent events (notes 1 and 14)

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Predecessor Combined Statements of Operations and Owner’s Equity (Deficiency)

(Expressed in thousands of United States dollars)

	Years ended December 31,		223 day period ended August 11, 2005
	2003	2004
Revenue	$35,011	$35,933	$40,157

Operating expenses:
Ship operating	6,577	7,157	7,733
Depreciation	8,587	8,808	9,904
General and administrative	208	207	218

	15,372	16,172	17,855

Operating earnings	19,639	19,761	22,302

Other expenses (earnings):
Interest (note 8)	12,193	11,804	14,563
Amortization of deferred financing fees	183	222	450
Write off on debt refinancing (note 6)	—	3,135	—
Change in fair value of interest rate swaps	(5,808)	(1,416)	(7,308)
Other	(36)	(53)	(17)

	6,532	13,692	7,688

Net earnings	13,107	6,069	14,614
Owner’s equity (deficiency), beginning of period	(28,824)	(15,707)	(9,638)
Owner’s investment	10	—	—

Owner’s equity (deficiency), end of period	$(15,707)	$(9,638)	$4,976

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Predecessor Combined Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Years ended December 31,		223 day period ended August 11, 2005
	2003	2004
Cash provided by (used in):

Operating activities:
Net earnings	$13,107	$6,069	$14,614
Items not involving cash:
Depreciation	8,587	8,808	9,904
Amortization of deferred financing fees	183	222	450
Change in fair value of interest rate swaps	(5,808)	(1,416)	(7,308)
Accrued interest capitalized to interest rate swaps	—	801	—
Write-off on debt refinancing	—	3,135	—
Change in non-cash operating working capital (note 9(b))	791	921	1,629

Cash from operating activities	16,860	18,540	19,289

Investing activities:
Vessels	(236,558)	(7,475)	(20,939)
Due from related parties	183	(1,217)	—
Other	6	—	—

Cash used in investing activities	(236,369)	(8,692)	(20,939)

Financing activities:
Owner’s investments	10	—	—
Change in restricted cash	(1,620)	611	(11,515)
Issuance of long-term debt	203,138	300,318	45,267
Repayment of long-term debt	(12,674)	(269,629)	(11,215)
Due to related party	27,443	—	(21,429)
Repayment of due to related party	—	(32,061)	571
Financing fees incurred	(3,611)	(7,054)	(862)
Other long-term liabilities	(366)	(464)	(24)

Cash from (used in) financing activities	212,320	(8,279)	793

Increase (decrease) in cash and cash equivalents	(7,189)	1,569	(857)
Cash and cash equivalents, beginning of period	9,686	2,497	4,066

Cash and cash equivalents, end of period	$2,497	$4,066	$3,209

Supplementary information (note 9(c))

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

1.	General:

Seaspan Corporation was incorporated in the Marshall Islands for the purpose of acquiring ten containerships (the “Vessels”) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries of Seaspan Container Lines Limited (“SCLL”) and to enter into agreements to acquire 13 additional vessels from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL on completion of their construction, which completion is scheduled to occur between 2005-2007. The subsidiaries of SCLL that currently own the Vessels and Seaspan Corporation are collectively referred to as the “Company” in these predecessor combined financial statements. The primary activity of each of the entities included in the Company is the ownership and operation of the Vessels which are engaged in the deep-sea container transportation business. At August 11, 2005, the initial fleet that the Company owned, or had rights and obligations related to the acquisition of, consisted of eight 4250 Twenty-foot Equivalent Unit (“TEU”) containerships and two 8500 TEU containerships. These predecessor combined financial statements have been prepared to reflect the combined financial position, results of operations and cash flows of the legal entities that owned the Vessels, and represent the predecessor to Seaspan Corporation which will acquire the Vessels pursuant to the terms of the acquisition agreements entered into between Seaspan Corporation and each predecessor owner (note 14).

The following table sets out the details of the ten legal entries and the Vessels included in these predecessor combined financial statements:

Vessel Group / Company Name	Vessel name	Commencement of charter	Size (TEUs)
CSG I Vessel Companies:
CSCL Hamburg Shipping	CSCL Hamburg	July 2001	4250
CSCL Chiwan Shipping	CSCL Chiwan	September 2001	4250
CSCL Ningbo Shipping	CSCL Ningbo	June 2002	4250
CSCL Dalian Shipping	CSCL Dalian	September 2002	4250
CSCL Felixstowe Shipping	CSCL Felixstowe	October 2002	4250

CSG II Vessel Companies:
Clorina Marine	CSCL Oceania	December 2004	8500
Elia Shipping	CSCL Africa	January 2005	8500

CSG III Vessel Companies:
Vancouver Shipping	CSCL Vancouver	February 2005	4250
Tofino Shipping	CSCL Sydney	April 2005	4250
Nootka Shipping	CSCL New York	May 2005	4250

Commencement of charter is the month in which the Vessel commenced revenue generating operations.

2.	Significant accounting policies:

(a)	Basis of accounting:

These predecessor combined financial statements are prepared in accordance with accounting principles generally accepted in the United States and combine the financial position, results of

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

operations and cash flows of the legal entities comprising the Company as discussed in note 1. Owner’s equity (deficiency) represents the interest of SCLL in the net carrying value of the assets and liabilities of the Company. All inter-entity transactions and balances have been eliminated.

These predecessor combined financial statements include the general and administrative expenses incurred by the predecessor in their operations. The Company believes these general and administrative expenses reflect the cost reasonable to present the results of operations of the predecessor. However, the financial position, results of operations and cash flows of the Company are not indicative of those that would have been achieved had the Company owned and operated the Vessels as an independent publicly listed entity during the periods, as Seaspan Corporation will incur additional administrative expenses, including legal, accounting, treasury, rent, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the predecessor combined financial statements do not purport to be indicative of future financial position, results of operations or cash flows of Seaspan Corporation.

Seaspan Corporation currently estimates that actual costs of general and administrative expenses will significantly increase from historical levels when all of the contracted fleet of 23 vessels are in operation.

(b)	Foreign currency translation:

The functional and reporting currency is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the functional reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings. For the periods presented in the predecessor combined statements of operations, exchange gains and losses were not significant.

(c)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(d)	Inventories:

Inventories represented lubricant oils on board the Vessels carried at the lower of cost or replacement cost. Cost is determined substantially on a first-in first-out basis. The cost of spare parts and supplies to operate the Vessels are expensed as incurred.

(e)	Vessels:

Vessels are carried at cost and include capitalized interest during construction and other construction, design, supervision and pre-delivery costs.

Depreciation is provided on a straight-line basis over the estimated useful life of each Vessel. No charge for depreciation is made until each Vessel is put into operation.

The carrying value of the Vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the Vessels exceeded the undiscounted estimated future cash flows, the Vessels would be written down to their fair value.

Normal repair and maintenance costs, including such costs incurred during drydocking, are expensed as incurred.

Drydocking costs, which improve or extend the useful life of the Vessels, are capitalized as incurred and depreciated prospectively over the period to the next scheduled drydocking. The time between scheduled drydockings is five years. As each of the Vessels was put into service in the last five years, no drydocking costs have been capitalized or depreciated in the periods presented.

(f)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of long-term debt. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

(g)	Income taxes:

All income from shipping activities arising out of the ownership of vessels registered in the Republic of Cyprus is exempt from taxation in Cyprus.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than the Republic of Cyprus on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Accordingly, any such taxes, fees or levies have not been recognized in these predecessor combined financial statements. Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(h)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(i)	Derivatives instruments:

Interest rate swap agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap agreements on the balance sheet at their fair value. As the interest rate swap agreements have not been designated as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swap are reported in current period earnings. The fair value will change as market interest rates change.

The Company does not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

(j)	Guarantees:

The Company recognizes the fair value of the obligation under guarantees and indemnification arrangements that the underlying legal entities have issued. Conditions that are subject to the guarantee are monitored to identify whether the charge against the Vessels has a material fair value or it is probable that a loss has occurred. Any such losses would be recognized when estimable. In the future, the existing guarantees and indemnification arrangements will no longer be applicable as they will be discharged upon the completion of Seaspan Corporation’s offering.

(k)	Use of estimates:

The preparation of combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the combined balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the Vessel lives and the recoverability of the carrying value of Vessels, which are subject to future market events. Actual results could differ from those estimates.

3.	Restricted cash:

Certain of the Company’s bank accounts are subject to restrictions under the credit agreements, which give priority to principal and interest payments and limit the amount of cash available for operations.

4.	Related party transactions:

(a)	Due from related parties:

The balance due from related parties is for funds advanced to entities with common ownership, to fund current operating costs of the Vessels. The amounts are intended to be repaid in the ordinary course of business.

(b)	Due to related party:

The amount is due to SCLL, the Company’s parent. It is non-interest bearing, unsecured and has no fixed terms of repayment.

(c)	Related party transactions:

For Vessels under construction during the period, Seaspan Ship Management Limited (“SSML”) provided management supervision, insurance arrangements, accounting and treasury, and provisioning services in the amount of $90,000 (2004—$620,000; 2003—$620,000). For Vessels operating or that began operations during the period, SSML provided technical management services, in the amount of $573,000 (2004—$474,000; 2003—$425,000) and Seaspan Crew Management Limited provided crew management services, in the amount of $113,000 (2004—$113,000; 2003—$74,000). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. SSML and SCLL have also negotiated supplier and builder rebates. To August 11, 2005, substantially all supplier rebates have related to vessels under construction. These supplier rebates have been recognized by the Company as

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

a reduction to the capital cost of the applicable Vessel when earned. Included in accounts receivable at August 11, 2005 is nil (2004—$1,852,000; 2003—nil) of supplier rebates that are receivable from construction suppliers. Builder rebates, based on fleet volume discounts, are for the account of SCLL.

5.	Vessels:

December 31, 2004	Cost	Accumulated depreciation	Net book value
Vessels	$301,996	$23,922	$278,074
Deposits on vessels	176,788	—	176,788

	$478,784	$23,922	$454,862

August 11, 2005	Cost	Accumulated depreciation	Net book value
Vessels	$499,939	$33,827	$466,112

At December 31, 2004, four of the legal entities within the Company had entered into ship building contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three 4250 TEU and one 8500 TEU containership by Samsung. Terms of the ship building contracts required a deposit in payment of 90% of the construction costs prior to commencing construction, with the balance due upon delivery of the Vessel. At May 27, 2005, all four of these Vessels have been delivered.

The deposit includes advances to Samsung for the construction of the Vessels under the terms of the ship building contacts, capitalized interest and other construction, supervision, design and predelivery costs. As security for the deposits, Samsung provided Irrevocable Letters of Refundment Guarantee (the “Refundment Guarantees”) issued by a bank, covering 90% of the contract value. The Refundment Guarantees have been assigned to the bank under terms of the credit facilities (note 7).

6.	Deferred financing fees and other:

	December 31, 2004	August 11, 2005
Deferred financing fees, beginning of year	$4,828	$8,201
Costs incurred	7,075	862
Amortization capitalized	(344)	(65)
Amortization expensed	(222)	(450)
Write-off on debt refinancing	(3,136)	—

Deferred financing fees, end of year	$8,201	$8,548

During 2004, the Company refinanced certain long-term debt facilities, as described in note 7. For accounting purposes, these refinancings constituted, in part, modifications and, in part, extinguishments of the original debt instruments. As a result, during 2004, previously capitalized costs of $2,450,000 and costs incurred during 2004 of $686,000 were expensed.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

7.	Long-term debt:

	December 31, 2004	August 11, 2005
Bank term loans:
CSG I Vessel Companies	$165,000	$158,815
CSG II Vessel Companies	130,000	126,000
CSG III Vessel Companies	96,772	102,383

Junior loans:
CSG I Vessel Companies	—	12,500
CSG II Vessel Companies	5,000	20,000
CSG III Vessel Companies	—	12,000

	396,772	431,698
Current portion	19,773	26,203

	$376,999	$405,495

(a)	Bank term loans—CSG I Vessel Companies:

The five CSG I Vessel Companies (see note 1) jointly entered into a loan agreement to finance the ownership of five deep-sea Vessels. During the year ended December 31, 2004, the CSG I Vessel Companies refinanced their long-term debt facilities. The original facilities were repaid with financing received under substantially the same terms as the former debt, but at revised interest rates and with different principal repayment terms and with certain different lenders.

The bank term loans for the CSG I Vessel Companies are comprised of five loans, one for each CSG I Vessel Company. Each term loan bears interest at the LIBOR plus 1.4% per annum. The CSG I Vessel Companies have entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates (note 12(c)). The CSG I Vessel Companies have the option, after providing notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Each bank term loan is repayable as to principal and interest in forty quarterly installments to approximately November 2014 with a remaining balance of $9,050,000 per loan.

As at August 11, 2005, the principal repayments due for the next five years and thereafter are:

2005	$8,250
2006	8,250
2007	8,250
2008	8,250
2009	22,625
Thereafter	103,190

$158,815

The bank term loans are secured by mortgages on the Vessels owned by the CSG I Vessel Companies (the “CSG I Vessels”), assignments of the charter party agreements with China Shipping (Group)

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

Company (“CSG”) and assignments of the retention and earnings bank accounts of each CSG I Vessel Company. The credit agreements also provide restrictions against the use of funds in these bank accounts, which give priority to principal and interest payments and limit the amount of cash available for operations.

The CSG I Vessel Companies future charter revenues are protected by a loss of earnings and/or charter hire insurance policies. These policies have been assigned to the bank as security for the loans.

Subsequent to August 11, 2005, the bank term loans were repaid (note 14).

(b)	Junior loans—CSG I Vessel Companies:

Each CSG I Vessel Company has entered into a junior loan facility of $5,000,000 that may be drawn at any time before October 30, 2005.

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG I Vessel Companies have the option, after providing written notice, to prepay the loan at any time, together with accrued interest in increments of $200,000 per loan. Once the junior facilities are drawn upon, principal and interest payments are repayable in forty consecutive installments commencing three months after first drawdown of funds.

The junior loans are secured by a second priority on the following: mortgages on the CSG I Vessels and assignments of the charter party agreements with CSG. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG I Vessels.

The CSG I Vessel Companies’ future charter revenue are protected by a loss of earnings and/or charter hire insurance policies. These policies will have a second priority assignment to the bank as security for the junior loans.

Subsequent to August 11, 2005, the CSG I Junior loans were repaid.

(c)	Bank term loans—CSG II Vessel Companies:

The two CSG II Vessel Companies (see note 1) jointly entered into a loan agreement to finance the construction and ownership of two deep-sea container vessels. During the year ended December 31, 2004, the CSG II Vessel Companies refinanced their long-term debt facility. The original facilities were repaid with the proceeds from the new debt facility, under substantially the same terms as the former debt, but at reduced interest rates and with different principal repayment terms and with certain different lenders.

The bank term loans for the CSG II Vessel Companies are comprised of two loans, one for each CSG II Vessel Company. Each bank term loan bears interest at the aggregate of the LIBOR plus 1.25% per annum. The CSG II Vessel Companies have entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates (note 12(c)). The CSG II Vessel Companies have the option, after providing notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Interest only payments are accrued quarterly until three months after the vessel delivery dates, after which time the bank term loans are repayable in forty quarterly installments to approximately January 2015.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

As at August 11, 2005, the principal repayments due for the next five years and thereafter are:

2005	$8,000
2006	8,000
2007	8,000
2008	8,000
2009	8,000
Thereafter	86,000

$126,000

The bank term loans are secured by mortgages on the Vessels owned by the CSG II Vessel Companies (the “CSG II Vessels”), assignments of the charter party agreements with CSG after the vessel launch date and assignments of the ship building contracts and Refundment Guarantees prior to vessel deliveries. The loans are also secured by assignments of certain bank accounts, insurance proceeds of the CSG II Vessel Companies and a pledge of shares.

The CSG II Vessel Companies’ future charter revenues are protected by a loss of earnings and/or charter hire insurance policies. These policies have been assigned to the bank as security for the loans.

Subsequent to August 11, 2005, the CSG II bank term loans were repaid.

(d)	Junior loans—CSG II Vessel Companies:

Each CSG II Vessel Company has entered into a junior loan facility of $10,000,000 that may be drawn in two installments. The delivery drawing of $5,000,000 may be drawn at any time before July 31, 2005 to partially settle the delivery installment due to Samsung (note 5) and the post-delivery drawing of $5,000,000 may be drawn at anytime before November 12, 2005.

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG II Vessel Companies have agreed to enter into interest rate swap agreements to reduce their exposure to market risks from changing interest rates (note 12(c)). The CSG II Vessel Companies have the option, after providing written notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Once the junior facility is drawn upon, principal and interest payments are repayable in twenty-seven consecutive installments commencing three months after vessel deliveries.

The junior loans are secured by second priority on the following; mortgages on the CSG II Vessels, assignments of the charter party agreements with CSG after the CSG II Vessel launch dates, assignments of the ship building contracts and Refundment Guarantees prior to CSG II Vessel deliveries. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG II Vessel Companies and a pledge of shares.

The CSG II Vessel Companies’ future charter revenues are protected by a loss of earnings and/or a charter hire insurance policies. These policies will have a second priority assignment to the bank as security for the junior loans.

Subsequent to August 11, 2005, the CSG II Junior loans were repaid (note 14).

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

(e)	Bank term loans—CSG III Vessel Companies:

The bank term loans that relate to the CSG III Vessel Companies (see note 1) are drawn under a credit agreement comprising seven loans, one for each of the CSG III Vessel Companies, and for each of Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control that are excluded from these predecessor combined financial statements.

During the year ended December 31, 2004, the CSG III Vessel Companies modified their original debt instruments but at reduced interest rates and with different principal repayment terms.

The bank term loans for each CSG III Vessel Company are available in two tranches. Tranche A, with an available limit of $32,362,500, may be drawn upon at any time prior to deliveries. Upon deliveries, the amount of Tranche A funds outstanding must be the lesser of 75% of the vessel construction cost or the available limit. Tranche B, with an available limit of $2,157,500, may only be drawn upon after vessel deliveries and at the lesser of 5% of the vessel construction cost or the available limit. Tranche A bears interest at the aggregate of the LIBOR, a 0.8% pre-delivery margin and a 0.3725% exposure fee until vessel deliveries and at the aggregate of the commercial interest reference rate of 4.63% and an exposure rate of 0.3725% after vessel deliveries. Tranche B bears interest at the LIBOR plus a 2.0% post delivery margin after vessel deliveries. The CSG III Vessel Companies have the obligation to enter into an interest swap agreements, on Tranche B, after deliveries, to reduce their exposure to market risks from changing interest rates. The CSG III Vessel Companies also have the option, after providing notice, to prepay the loans at any time, together with accrued interest, in increments of $1,000,000 per loan.

Interest only payments are to be payable quarterly, settled by way of additional drawdown, on the Tranche A bank term loans until the vessel delivery dates. Tranche A of the bank term loans are repayable in forty-eight quarterly installments beginning on the second quarter day after the vessel delivery dates, except if the Vessel delivery dates are a quarter day, then repayment begins on the next quarter day. Quarter days are March 15, June 15, September 15 and December 15. Interest only payments are to be payable quarterly, settled by way of additional drawdown, on the Tranche B of the bank term loans until four years and three months after the vessel delivery dates, at which time the outstanding balance on Tranche B of $2,157,500 is due and payable.

As at August 11, 2005, the principal repayments due for the next five years and thereafter are:

2005	$8,051
2006	8,051
2007	8,051
2008	8,051
2009	8,051
Thereafter	62,128

$102,383

The term loans are secured by mortgages on the Vessels to be owned by the CSG III Vessel Companies (the “CSG III Vessels”), assignments of the charter party agreements with CSG after the CSG III

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

Vessel launch date and assignments of the ship building contracts and the Refundment Guarantees prior to CSG III Vessel deliveries. The loans are also secured by assignments of certain bank accounts, insurance proceeds of the CSG III Vessel Companies and a pledge of shares.

The CSG III Vessel Companies’ future charter revenues are to be protected by a loss of earnings and/or charter hire insurance policies. These policies will be assigned to the bank as security for the loans.

Under this credit agreement, the CSG III Vessel Companies are jointly liable with Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control, for the repayment of term loans totaling up to approximately $294,951,138 at August 11, 2005.

(f)	Junior loans—CSG III Vessel Companies:

The junior loans for the CSG III Vessel Companies are drawn under a credit agreement comprising seven loans, one for each of the CSG III Vessel Companies, and one for each of Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control that are excluded from the predecessor combined financial statements.

Each junior loan facility of $4,000,000 will be drawn at the time of delivery of the CSG III Vessels to partially settle the delivery installment due to Samsung (note 5).

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG III Vessel Companies have agreed to enter into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. The CSG III Vessel Companies have the option, after providing written notice, to prepay the loans at any time, together with accrued interest in increments of $500,000 per loan.

Once the junior facilities are drawn upon, principal and interest payments are repayable in thirty seven consecutive installments commencing three months after vessel deliveries.

The junior loans are secured by a second priority on the following; mortgages on the CSG III Vessels, assignments of the charter party agreements with CSG after the CSG III Vessel launch date, assignments of the ship building contracts and Refundment Guarantees prior to CSG III Vessel deliveries. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG III Vessel Companies.

The CSG III Vessel Companies’ future charter revenues are protected by a loss of earnings and/or a charter hire insurance policies. These policies will have a second priority assignment to the bank as security for the loans.

Under this credit agreement, the CSG III Vessel Companies are jointly liable with Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control, for the repayment of the junior loans totaling $20,000,000.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

8.	Interest expense:

The Company capitalizes interest cost to deposits on Vessels as a component of the cost of construction in progress. The following is a summary of interest cost incurred on long-term debt during each of the years presented:

	December 31,		August 11, 2005
	2003	2004
Interest costs incurred	$15,120	$17,286	$15,715
Less: interest capitalized	(2,927)	(5,482)	(1,152)

Interest expense	$12,193	$11,804	$14,563

9.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities in the predecessor combined balance sheets are:

	December 31, 2004	August 11, 2005
Trade accounts	$1,792	$1,067
Accrued interest	2,553	2,248
Other accrued liabilities	683	934

	$5,028	$4,249

(b)	Working capital:

The net change in non-cash operating working capital items related to operating activities set out in the predecessor combined statements of cash flows consists of:

	December 31,		August 11, 2005
	2003	2004
Cash provided by (used in):
Accounts receivable	$31	$(31)	$2,528
Inventories	402	49	(440)
Prepaid expenses	148	(149)	(335)
Accounts payable and accrued liabilities	410	1,297	(779)
Deferred revenue	(200)	(245)	655

	$791	$921	$1,629

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

(c)	Supplementary information to the predecessor combined statements of cash flows consists of:

	December 31,		August 11, 2005
	2003	2004
Interest paid, excluding interest capitalized	$12,151	$10,745	$14,572
Non-cash transactions:
Reclassification of deposits on Vessels to Vessels	—	74,000	176,788
Accrued and capitalized interest costs, including amortization of deferred financing fees	3,089	5,826	216

10.	Commitments and contingent obligations:

The Company is a member of a protection and indemnity association under which multiple parties’ risks are insured and the Company could be liable for calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. The Company accounts for such calls as contingent obligations and will recognize its obligation when the amount of any liability under the call arrangement can be reasonably estimated. Calls are included in estimated annual premiums which are billed annually. To date, no calls for additional annual premium payments have been made.

11.	Charter party:

The Company is committed under charter party agreements with CSG as follows:

Vessel name	Time charter (years)	Commencement of charter	Options (years)	Daily hire rate
CSCL Hamburg	10	July 2001	2	$18.0
CSCL Chiwan	10	September 2001	2	18.0
CSCL Ningbo	10	June 2002	2	19.9
CSCL Dalian	10	September 2002	2	19.9
CSCL Felixstowe	10	October 2002	2	19.9
CSCL Oceania	12	December 2004	3	29.5
CSCL Africa	12	January 2005	3	29.5
CSCL Vancouver	12	February 2005	—	17.0
CSCL Sydney	12	April 2005	—	17.0
CSCL New York	12	May 2005	—	17.0

The Company is committed under the charter party agreements with CSG to supply the Vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

12.	Financial instruments:

(a)	Concentration of credit risk:

CSG is the Company’s sole customer at August 11, 2005.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Years ended December 31, 2004 and 2003

223 day period ended August 11, 2005

(b)	Fair value:

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, due from related parties and accounts payable and accrued liabilities in the balance sheet approximate their fair values because of their short term to maturity. The carrying value of long-term debt and other long-term liabilities, recalculated at current interest rates, approximates their carrying value. The fair value of the due to related party is not readily determinable due to the related party relationship and the lack of a market for such instruments.

The fair value of the interest rate swap agreements is recognized on the predecessor combined balance sheet.

(c)	Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit agreement related to the CSG I and CSG II Vessel Companies (note 7) at August 11, 2005, certain legal entities within the Company have entered into interest rate swap agreements to fix the LIBOR at per annum interest rates on notional loan balances as follows:

Vessel companies	Notional amount	Fixed LIBOR	Ending date
CSG I	$165,000	5.974%	November 9, 2014
CSG II—bank loans	65,000	4.350%	December 5, 2012
CSG II—junior loans	5,000	4.430%	December 6, 2011

13.	Guarantee:

As described in notes 7(e) and (f), the CSG III Vessel Companies are jointly liable under credit agreements underlying the bank term loans and junior loans with four subsidiaries of SCLL that are not included in these predecessor combined financial statements.

14.	Subsequent event:

On August 12, 2005, Seaspan Corporation completed an initial public offering, selling 28,570,000 common shares for gross proceeds of $599,970,000 and 7,145,000 subordinated shares for proceeds of $150,045,000. These proceeds were used to acquire the Vessels described in note 1, as well as repay all outstanding debt, accrued interest and swap obligations on the Vessels.

Financial Statements

(Expressed in United States dollars)

SEASPAN CORPORATION

For the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Seaspan Corporation (the “Company”) is responsible for the preparation of the accompanying financial statements and the preparation and presentation of information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the financial statements and the independent auditors’ report.

The financial statements have been reviewed by the audit committee, which has recommended their approval by the Board of Directors. The Company’s independent auditors, KPMG LLP, have examined the financial statements and their report follows.

/S/ GERRY WANG	/S/ KEVIN M. KENNEDY
Gerry Wang	Kevin M. Kennedy
Chief Executive Officer	Chief Financial Officer

February 22, 2006, except for note 13(e), which is as of February 28, 2006

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

We have audited the accompanying balance sheet of Seaspan Corporation as of December 31, 2005 and the related statements of operations, shareholders’ equity and cash flows for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaspan Corporation as of December 31, 2005 and the results of its operations and its cash flows for the fiscal period ended December 31, 2005 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2006, except for note 13(e), which is as of February 28, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

SEASPAN CORPORATION

Balance Sheet

(Expressed in thousands of United States dollars)

December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$15,718
Prepaid expenses	2,352

18,070

Vessels (note 5)	621,163
Deferred financing fees (note 6)	6,526
Fair value of interest rate swaps	4,799

$650,558

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9(a))	$1,467
Deferred revenue	2,759

4,226
Long-term debt (note 7)	122,893

127,119
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 28,846,500 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	512,589
Retained earnings	6,051
Accumulated other comprehensive income	4,799

Total shareholders’ equity	523,439

$650,558

Commitments and contingent obligations (notes 10 and 11)

Subsequent events (note 13)

Approved on behalf of the Board:

/S/ GERRY WANG	Director	/S/ DAVID KORBIN	Director

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statement of Operations

(Expressed in thousands of United States dollars, except per share amount)

For the fiscal period ended December 31, 2005 (note 1)

Revenue	$34,803
Operating expenses:
Ship operating (note 4(a))	8,252
Depreciation	7,186
General and administrative	1,694

17,132

Operating earnings	17,671

Other expenses (earnings):
Interest expense	1,699
Interest income	(124)
Undrawn credit facility fee	1,041
Amortization of deferred financing fees	726

3,342

Net earnings	$14,329

Earnings per share, basic and diluted from commencement of operations	$0.40

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statement of Shareholders’ Equity

(Expressed in thousands of United States dollars, except per share amount)

For the fiscal period ended December 31, 2005 (note 1)

	Number of common shares			Common shares	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Total comprehensive income
	Class A	Class B	Class C
Class A common shares issued on initial public offering	28,570,000	—	—	$599,970	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	150,045	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	1	—	—	1
Excess of purchase price paid over historical cost on vessel purchase (note 8)	—	—	—	(197,904)	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	5,807	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	(45,330)	—	—	(45,330)
Net earnings	—	—	—	—	14,329	—	14,329	$14,329
Other comprehensive net income:
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	4,799	4,799	4,799

								$19,128

Dividends on common shares	—	—	—	—	(8,278)	—	(8,278)

	28,846,500	7,145,000	100	$512,589	$6,051	$4,799	$523,439

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statement of Cash Flows

(Expressed in thousands of United States dollars)

For the fiscal period ended December 31, 2005 (note 1)

Cash provided by (used in):

Operating activities:
Net earnings	$14,329
Items not involving cash:
Depreciation	7,186
Amortization of deferred financing fees	726
Changes in non-cash operating working capital:
Prepaid expenses	(2,352)
Accounts payable and accrued liabilities	1,467
Deferred revenue	2,759

Cash from operating activities	24,115

Investing activities:
Expenditures for vessels	(162,237)
Vessels acquired at completion of initial public offering (note 8)	(664,016)

Cash used in investing activities	(826,253)

Financing activities:
Common shares issued, net of share issue costs	710,493
Draws on credit facility	122,893
Financing fees incurred	(7,252)
Dividends on common shares	(8,278)

Cash from financing activities	817,856

Increase in cash and cash equivalents	15,718
Cash and cash equivalents, beginning of fiscal period	—

Cash and cash equivalents, end of fiscal period	$15,718

Supplementary information (note 9(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

1.	General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands. These financial statements are for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005, and include 142 days of operation from the date of the initial public offering (“IPO”) on August 12, 2005.

The Company was formed for the purpose of acquiring ten containerships (the “Initial Fleet”) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the ”Predecessor”) of Seaspan Container Lines Limited (“SCLL”) and to enter into an agreement to acquire 13 additional vessels from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as “VesselCos”) on completion of their construction, which completion is scheduled to occur between 2005-2007 (the “Asset Purchase Agreement”). The primary activity of the Company is the ownership and operation of the vessels which are engaged in the deep-sea container transportation business. At August 12, 2005, the Initial Fleet that the Company owned consisted of eight 4250 Twenty-foot Equivalent Unit (“TEU”) containerships and two 8500 TEU containerships. At December 31, 2005, the fleet of the Company consists of eleven 4250 TEU containerships and two 8500 TEU containerships.

The following table sets out the vessels included in these financial statements

Vessel name	Commencement of charter	Size (TEUs)
CSCL Hamburg	July 2001	4250
CSCL Chiwan	September 2001	4250
CSCL Ningbo	June 2002	4250
CSCL Dalian	September 2002	4250
CSCL Felixstowe	October 2002	4250
CSCL Oceania	December 2004	8500
CSCL Africa	January 2005	8500
CSCL Vancouver	February 2005	4250
CSCL Sydney	April 2005	4250
CSCL New York	May 2005	4250
CSCL Melbourne	August 2005	4250
CSCL Brisbane	September 2005	4250
CP Kanha	October 2005	4250

Commencement of charter is the month in which the vessel commenced revenue generating operations.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

2.	Initial public offering:

On August 12, 2005, the Company completed an IPO and issued 28,570,000 common shares and 7,145,000 subordinated shares for gross proceeds of $599,970,000 and $150,045,000 respectively. On August 12, 2005, the Company also issued 100 incentive shares to Seaspan Advisory Services Limited, a wholly-owned subsidiary of Seaspan Management Services Limited. On September 13, 2005, the underwriters exercised their overallottment option and the Company issued an additional 276,500 common shares for gross proceeds of $5,806,500. The proceeds received by the Company from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 28,570,000 common shares and 7,145,000 subordinated shares at $21.00 per share	$750,015
Sale of 276,500 common shares at $21.00 per share	5,807

$755,822

Use of proceeds from sale of common shares:
Purchase of Initial Fleet	$664,016
Underwriting and structuring fees paid to third parties	37,847
Repayment of advances from SCLL	1,411
Professional fees and other offering expenses to third parties	7,483
Credit facility costs	7,252
Partial funding of purchase price of the CSCL Melbourne	34,671
Working capital	3,142

$755,822

3.	Significant accounting policies:

(a)	Basis of accounting:

These financial statements are prepared in accordance with accounting principles generally accepted in the United States and reflect operations of the Company for the fiscal period ended December 31, 2005.

(b)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the financial reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(c)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

(d)	Vessels:

Vessels purchased on completion of the IPO are carried at the historical carrying value of the Predecessor which includes capitalized interest during construction and other construction, design, supervision and pre-delivery costs.

The additional vessels purchased pursuant to the Asset Purchase Agreement are recorded at their cost to the Company, reflecting the predetermined purchase price in the agreement (note 10).

Depreciation is provided on a straight-line basis over the 30 year estimated useful life of each vessel.

The carrying value of the vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the fiscal period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

(e)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the credit facility. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

(f)	Income taxes:

There are no taxes on income in the jurisdiction in which the Company is incorporated. The Company is not subject to taxes on income in any other jurisdiction where the Company operates.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than Hong Kong on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Taxes, fees or levies charged by Hong Kong are included in technical services, as part of the management agreement (note 4(a)). Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(g)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(h)	Derivatives instruments:

Interest rate swap agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap agreements on the balance sheet at their fair value. As the interest rate swap agreements have been designated as hedging instruments in accordance with the requirements in the accounting literature, changes in the fair value of the interest rate swap are reported in accumulated other comprehensive income. The fair value will change as

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income.

The Company does not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

(i)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel lives and the recoverability of the carrying value of vessels, which are subject to future market events. Actual results could differ from those estimates.

4.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the “Manager”) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 19.9% voting interest in the Company for the fiscal period ended December 31, 2005.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•	Technical Services—The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the fiscal period ended December 31, 2005, the Manager provided technical services at a cost of $8,251,000 to the Company.

•	Administrative and Strategic Services—The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the fiscal period ended December 31, 2005, the Manager provided fixed fee administrative and strategic services at a cost of $27,871, and the Company reimbursed expenses incurred by the Manager in the amount of $313,623.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At December 31, 2005, the incentive shares do not have rights to incremental dividends.

(b)	Due to related parties:

As at December 31, 2005, $534,582 is due to related parties for reimbursement of administrative and strategic services expenses paid on the Company’s behalf. The amounts are to be repaid in the ordinary course of business.

5.	Vessels:

	Cost	Accumulated depreciation	Net book value
Vessels	$628,349	$7,186	$621,163

The Initial Fleet purchased from the Predecessor on completion of the IPO is recorded at the Predecessor’s historical carrying value in the amount of $466,112,668. Pursuant to the Asset Purchase Agreement (note 10), during the fiscal period ended December 31, 2005, the Company also purchased the CSCL Melbourne and CSCL Brisbane at a cost of $52,671,339 each and the CP Kanha at a cost of $56,893,397.

6.	Deferred financing fees:

	Tranche A	Tranche B	Total
Deferred financing fees, beginning of fiscal period	$—	$—	$—
Costs incurred	5,453	1,799	7,252
Amortization expensed	236	490	726

Deferred financing fees, end of fiscal period	$5,217	$1,309	$6,526

7.	Long-term debt:

During the fiscal period, the Company entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility will be used in part to fund the acquisition of the fleet from the VesselCos (note 10) and any additional new or used containerships the Company may decide to acquire. The credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the contracted fleet and any additional containerships the Company may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Additionally, the amount that can be advanced at any one advance under Tranche A is restricted, in the case of the additional vessels, to the lower of $750.0 million, when aggregated with other Tranche A loans, and a percentage of the market value of the vessel in respect of which such advance is being made. In the case of Tranche B, there are additional requirements based on the market value of the vessel, the amount of TEU capacity of the vessel and the price at which the Company acquires the vessel.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

Tranche A will be used to fund our acquisition of the contracted fleet while Tranche B will be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels comprising the contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our contracted fleet, if any. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

The credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. The margin at any particular date will be based on certain “loan to value ratios.” The “loan to value ratio” as of any particular date is the ratio of the aggregate principal amount of outstanding advances under the credit facility as of that date, less any cash collateral in bank accounts or cash equivalents secured in favor of the lenders, to the aggregate of the market values (as determined on a charter-free basis by the average of two independent appraisers) of those vessels actually delivered. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the credit facility.

The credit facility requires payments of a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

The credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A and $6,250,000 in respect of Tranche B, starting five years and three months after the date of the delivery of the last vessel in the contracted fleet. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, the Company is required to prepay all outstanding advances or a portion thereof in the event of default of certain conditions. Amounts outstanding under the credit facility may be prepaid in whole or in part at the Company’s election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

The credit facility is secured by the following, among others:

•	a first-priority mortgage on our contracted fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of our time charters and earnings;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention accounts; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

As at December 31, 2005, the principal payments due for the next five years and thereafter are:

2006	$—
2007	—
2008	—
2009	—
2010	—
Thereafter	122,893

$122,893

8.	Share capital:

Class A common shares carry certain rights and class B common shares are subordinated to the class A common shares for the fiscal period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company has paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the ”Subordination Fiscal period”).

During the Subordination Fiscal period, subject to the discretion of the Board of Directors, the Company intends to pay a regular quarterly dividend on the class A common shares of $0.425 per share, plus any arrears in the payment of the $0.425 per share amount from prior quarters, before class B common shares are entitled to any dividends from operating surplus. The class A common shares will accrue arrears during the Subordination Fiscal period.

The class B common shares are subordinated shares and may not receive any dividends from the Company’s operating surplus, until the class A common shares have received a quarterly dividend of $0.425 per share and any arrears in the payment of the $0.425 per share amount from prior quarters. The class B common shares will not accrue arrears. The class B shares will convert to class A common shares on a one-for-one basis after the expiration of the Subordination Fiscal period, as defined in the articles of incorporation.

The class C common shares are incentive shares that are entitled to share in incremental dividends if certain target dividend levels have been met. The class C common shares will not convert to class A common shares.

On August 12, 2005 the Company purchased 10 vessels from the Predecessor. The Initial Fleet was recorded at the Predecessor’s historical carrying value, as the Company was formed by SCLL to succeed the Predecessor’s business upon completion of the IPO. As a result, the excess of the purchase price of the Initial Fleet over the historical carrying value was recorded as a charge to shareholders’ equity.

The following table summarizes the reduction to the Initial Fleet’s purchase price and the charge to shareholders’ equity:

Purchase price of the Initial Fleet paid in cash	$664,016
Vessels at historical carrying value of Predecessor	(466,112)

Charge to share capital	$197,904

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

9.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

Due to related parties (note 4(b))	$535
Accrued interest	297
Other accrued liabilities	635

$1,467

(b)	Supplementary information to the statement of cash flows consists of:

Interest paid	$1,390
Undrawn credit facility fee paid	1,034
Non-cash transactions:
Excess of purchase price over carrying value of the Initial Fleet	197,904

10.	Commitments and contingent obligations:

Pursuant to the Asset Purchase Agreement, the Company is committed to purchase the following additional ten vessels on completion of construction from VesselCos at the following predetermined purchase prices:

Vendor
Seaspan Queen Shipping Company Limited	$56,893
Seaspan Knight Shipping Company Limited	56,893
Seaspan Bishop Shipping Company Limited	56,893
Seaspan Castle Shipping Company Limited	56,893
Seaspan Pawn Shipping Company Limited	56,893
Seaspan Ace Shipping Company Limited	56,893
Seaspan Eagle Shipping Company Limited	56,893
Seaspan Birdie Shipping Company Limited	56,893
Hemlock Shipping Company Limited	115,956
Spruce Shipping Company Limited	115,956

$687,056

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

11.	Charter party:

The Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”), a subsidiary of China Shipping (Group) Company (“CSCL”) and CP Ships USA LLC (“CP USA”), a subsidiary of CP Ships Limited, as follows:

Vessel name	Time charter (years)		Commencement of charter	Options (years)	Daily hire rate
CSCL Hamburg	10		July 2001	2	$18.0
CSCL Chiwan	10		September 2001	2	18.0
CSCL Ningbo	10		June 2002	2	19.9
CSCL Dalian	10		September 2002	2	19.9
CSCL Felixstowe	10		October 2002	2	19.9
CSCL Oceania	12		December 2004	3	29.5
CSCL Africa	12		January 2005	3	29.5
CSCL Vancouver	12		February 2005	—	17.0
CSCL Sydney	12		April 2005	—	17.0
CSCL New York	12		May 2005	—	17.0
CSCL Melbourne	12		August 2005	—	17.0
CSCL Brisbane	12		September 2005	2	17.0
CP Kanha	3+7	(1)	October 2005	2	18.0

(1)	For this charter, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless CP USA elects to terminate the charter with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year in years four through nine.

The Company is committed under the charter party agreements with CSCL Asia to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

The Company is also committed under charter party agreements with CP USA to supply vessels on a full time basis for a fixed daily charter rate, once vessel construction is complete. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

As at December 31, 2005, minimum future revenues to be received on time charters currently in place are approximately:

2006	$93,737
2007	93,499
2008	94,354
2009	93,802
2010	92,772

$468,164

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia and CP USA are the Company’s only customers as at December 31, 2005.

(b)	Fair value:

The carrying value of cash and cash equivalents, receivable from charterer, and accounts payable and accrued liabilities in the balance sheet approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the interest rate swap agreements is recognized on the balance sheet.

(c)	Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit facility agreement (note 7) at December 31, 2005 the Company has entered into interest rate swap agreements to fix the LIBOR at per annum interest rates on notional loan balances as follows:

	Notional amount	Fixed LIBOR	Ending date
Interest rate swaps	$88,438	4.6325%	July 16, 2012

13.	Subsequent events:

(a)	On January 3, 2006, the Company acquired the Dubai Express from Seaspan Queen Shipping Company Limited at a cost of $56,893,397 pursuant to the Asset Purchase Agreement. The Dubai Express is the second of nine vessels subject to long-term, fixed-rate charters with CP USA.

On January 3, 2006, the Company drew an additional $56,893,397 on the credit facility to fund the purchase of the Dubai Express.

(b)	On February 10, 2006, the Company declared a cash dividend of $0.425 per share, representing a total cash distribution of $15.3 million. The cash dividend is payable on March 9, 2006, to all shareholders of record on February 23, 2006.

(c)	On February 14, 2006, the Company agreed to purchase two 3500 TEU vessels under construction, from affiliates of Conti Holdings GmbH & Co. KG (“Conti”). The delivery cost is expected to be approximately $50.0 million per vessel. The Company paid a $4.0 million deposit upon signing the transaction. The vessels are expected to be delivered in February and July 2007.

On February 14, 2006, the Company simultaneously signed 12 year charter agreements for the two 3500 TEU vessels with Cosco Container Lines Co. Ltd. at $19,000 per day. The Manager will provide technical services for the two 3500 TEU vessels at an initial rate of $4,200 per day through 2008.

(d)	On February 21, 2006, the Company acquired the Jakarta Express from Seaspan Knight Shipping Company Limited at a cost of $56,893,397 pursuant to the Asset Purchase Agreement. The Jakarta Express is the third of nine vessels subject to long-term, fixed-rate charters with CP USA.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars)

For the fiscal period ended December 31, 2005

On February 21, 2006, the Company drew an additional $56,893,397 on the credit facility to fund the purchase of the Jakarta Express.

(e)	On February 28, 2006, the Company agreed to purchase four 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding in China. The delivery cost is expected to be approximately $44.5 million per vessel. The vessels are expected to be delivered between August 2008 and February 2009.

On February 28, 2006, the Company simultaneously signed 12 year charter agreements for the four 2500 TEU vessels with CSCL Asia at an initial rate of $16,750 per day, increasing to $16,900 per day after six years. The manager will provide technical services for the four 2500 TEU vessels at an initial rate of $4,000 per day through 2011.

The Company has the option to order an additional eight 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding, in two tranches of four vessels each, for the same price as the initial four. If the additional vessels are built, CSCL Asia would have the option to charter the second group of four vessels under the same terms as the first four. The last group of four vessels would only be built if acceptable long-term charters were arranged. The Company has made no commitment, financial or otherwise, to build any of the option vessels and has until June 30, 2006 to exercise these options.