Form 20-F
period 2006-12-31
Seaspan CORP
filed 2007-03-15
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1932

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,377,250 Class A Common Shares, par value of $0.01 per share.

7,145,000 Class B Common Shares, par value at $0.01 per share

100 Class C Common Shares, par value $0.01 per shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to

Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

SEASPAN CORPORATION

i

ii

PART I

This Annual Report should be read in conjunction with the financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and variations of such words and similar expressions are intended to identify forward-looking statements. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors detailed from time to time in our periodic reports, including our Prospectus filed with the Securities and Exchange Commission, or SEC, on November 3, 2006.

Forward-looking statements in this Annual Report are necessary estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Risk Factors.”

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

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 9600 TEU class vessels, 8500 TEU class vessels, 5100 TEU class vessels, 4800 TEU class vessels, 4250 TEU class vessels, 3500 TEU class vessels, and 2500 TEU class vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU, 2546 TEU, respectively.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

	Years Ended December 31,			January 1 to August 11, 2005(1)	August 12 to December 31, 2005	Year Ended December 31, 2006
	2002(1)	2003(1)	2004(1)
Statements of operations data (period ended):
Revenue	$20,993	$35,011	$35,933	$40,157	$34,803	$118,489
Operating expenses:
Ship operating	4,560	6,577	7,157	7,733	8,252	29,407
Depreciation	5,217	8,587	8,808	9,904	7,186	26,878
General and administrative (2)	131	208	207	218	1,694	4,911

Operating earnings	11,085	19,639	19,761	22,302	17,671	57,293
Other expenses (income):
Interest expense	7,799	12,193	11,804	14,563	1,699	17,594
Change in fair value of interest rate swaps (3)	14,218	(5,808)	(1,416)	(7,308)	—	908
Interest income	—	—	—	—	(124)	(1,542)
Write-off on debt refinancing	—	—	3,135	—	—	—
Undrawn credit facility fee	—	—	—	—	1,041	2,803
Amortization of deferred financing fees	126	183	222	450	726	1,966
Other	74	(36)	(53)	(17)	—	—

Net earnings (loss)	$(11,132)	$13,107	$6,069	$14,614	$14,329	$35,564

Common shares outstanding					35,991,600	47,522,350

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	N/A	N/A	N/A	N/A	$0.40	$0.94
Cash dividends paid	N/A	N/A	N/A	N/A	$0.23	$1.70

	Years Ended December 31,			January 1 to August 11, 2005(1)	August 12 to December 31, 2005	Year Ended December 31, 2006
	2002(1)	2003(1)	2004(1)
Statements of cash flows data (period ended):
Cash flows provided by (used in):
Operating activities	$9,646	$16,860	$18,540	$19,289	$24,115	$71,363
Investing activities	(26,294)	(236,369)	(8,692)	(20,939)	(826,253)	(605,652)
Financing activities	25,070	212,320	(8,279)	793	817,856	610,798

Selected balance sheet data (at period end):
Cash and cash equivalents	$9,686	$2,497	$4,066	$3,209	$15,718	$92,227
Current assets	15,433	9,100	13,258	22,316	18,070	96,655
Vessels	221,021	452,141	454,862	466,112	621,163	1,198,782
Fair value of interest rate swaps, asset (3)	—	—	—	—	4,799	10,711
Deferred financing fees	1,562	4,828	8,201	8,548	6,526	7,809
Total assets	238,022	466,069	476,321	496,976	650,558	1,315,272
Current liabilities (excluding current portion of long-term debt)	3,925	4,135	5,481	5,357	4,226	11,167
Current portion of long-term debt (4)	11,984	12,848	19,773	26,203	—	—
Long-term debt (4)	155,359	347,946	376,999	405,495	122,893	563,203
Due to related party	69,440	96,883	64,822	43,393	—	1,320
Fair value of interest rate swaps, liability (3)	25,284	19,476	18,860	11,552	—	15,831
Owner’s equity (deficiency)	(28,824)	(15,707)	(9,638)	4,976	—	—
Share capital	—	—	—	—	360	475
Total shareholders’ equity	—	—	—	—	523,439	725,071

Other data:
Number of vessels in operation at period end	5	5	6	10	13	23
TEU capacity at period end	21,265	21,265	29,733	50,960	63,719	108,473
Fleet utilization (5)	99.8%	100.0%	100.0%	99.8%	100.0%	99.0%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.
(2)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial ten container ships, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.
(3)

The predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. For the year ended December 31, 2006, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.6000% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

(4)	All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.
(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during the period. We use fleet utilization to measure our efficiency in operating our vessels and the amount of days that our vessels are off-hire. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a period during which our vessels actually generate revenues. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affects the amount of vessel operating expenses that we incur.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Inherent in Our Business

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years.

We purchased four 4800 TEU secondhand vessels from A.P. Møller-Mærsk A/S, or APM, in 2006. Simultaneously with the delivery of the four 4800 TEU vessels, we entered into five-year charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. Our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $5,750 per day through December 31, 2008. The daily fixed fee thereafter will be subject to renegotiation every three years. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease during the option years.

The age of our 4800 TEU secondhand vessels will result in increased operating costs, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our 4800 TEU secondhand vessels have an average age of approximately 17.5 years as of December 31, 2006. Older vessels are typically more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to these 4800 TEU secondhand vessels and may restrict the type of activities in which these vessels may engage. The increased costs associated with these vessels may prevent us from operating them profitably during the remainder of their useful lives.

Under the time charters for our 5100 TEU and 4800 TEU vessels, if a vessel is off-hire for more than 60 days, the charterer has a right to terminate the charter agreement for that vessel.

Each of the four 5100 TEU vessels which we have agreed to purchase are subject to a 12-year time charter with Mitsui O.S.K. Lines, or MOL, commencing upon the delivery of each vessel. Similarly, each of our 4800 TEU vessels is subject to a five-year time charter with APM commencing upon the delivery of each vessel. Pursuant to these time charter agreements, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but may be required to pay expenses necessary to maintain the vessel in proper operating condition. The loss of a time charter could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life our revenue will decline.

Unless we maintain reserves or are able to borrow funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Additionally, any reserves set aside for vessel replacement would not be available for dividends.

As we expand our business, our Manager may need to improve its operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

With the acquisition of the additional 18 undelivered vessels that we have agreed to purchase, we will almost double the size of our operating fleet since our initial public offering. Our Manager’s current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional administrative and management personnel. We cannot guarantee that our Manager will be able to continue to hire suitable employees as we expand our fleet. In the event the shortage of experienced labor continues or worsens or if our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its financial and operating systems or to recruit suitable employees as we expand our fleet, our results of operations and customer relationships may be adversely affected.

Failure to timely comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act could result in a loss of investor confidence in our financial reports and have an adverse affect on the trading price of our common shares.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Beginning with our

Annual Report for the year ending December 31, 2007, Section 404(b) of the Sarbanes-Oxley Act will require our independent registered public accounting firm to issue reports on management’s assessment of our internal control over financial reporting. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively. As a result, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our common shares.

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

We intend to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	changes in the basis of taxation of our activities in various jurisdictions.

The amount of cash we have available for dividends on our shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facilities and in any future credit agreements or debt securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, must pay a monthly administrative services fee not to exceed $6,000 per month and must reimburse our Manager for all reasonable costs in providing us with administrative and strategic services.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common and subordinated share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common and subordinated shares. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. We will likely need at some time in the future to retain funds, on an annual basis, in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base. Unless we are successful in making accretive acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

We have agreed to purchase an additional 18 containerships, incrementally over approximately the next 33 months, at a total purchase price of $1.1 billion. Our obligation to purchase these additional 18 vessels is not conditional upon our ability to obtain financing for such purchase. We have the option to issue common shares in payment of up to $100.0 million of the purchase price for four of the 18 vessels we have agreed to purchase. We have declined to exercise the option on two of the four remaining containerships that we have contracted to purchase. Such common shares would be valued at a net price equal to 95% of our initial public offering price.

To fund the remaining portion of these and other capital expenditures, we will use cash from operations or incur borrowings or raise capital through the sale of additional securities. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities will impose financial and other restrictions on us, including our ability to pay dividends.

We have entered into a $1.0 billion secured credit facility of which we have drawn $464.3 million to date of an available $750.0 million from Tranche A to complete the acquisition of the vessels which we had contracted to purchase at the time of our initial public offering and the 4800 TEU secondhand vessels from APM. Tranche B of $250.0 million had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. Further, there are restrictions on the amount that can be advanced to us under the $1.0 billion credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain circumstances, based additionally on the TEU capacity of the vessel, and the price at which we acquired the vessel and other factors. Our $1.0 billion credit facility has a maturity date of the earlier of (a) the seventh anniversary of the final delivery date of the last of the vessels which we had contracted to purchase at the time of our initial public offering or (b) October 31, 2014.

We have also entered into a $365.0 million secured revolving credit facility to complete the acquisition of the two 3500 TEU vessels and the eight 2500 TEU vessels. To date, we have drawn $35.4 million on this facility. The $365.0 million credit facility has a maturity date of (a) for the 2500 vessels, the earlier of (i) the tenth anniversary of the delivery of the final 2500 TEU vessel or (ii) August 31, 2019, or (b) for the 3500 TEU vessels, the earlier of (i) the tenth anniversary of the delivery of the second 3500 TEU vessel or (ii) July 31, 2017.

We have entered into a credit facility for $218.4 million to partially finance the construction of the four 5100 TEU vessels that will be built by Hyundai Heavy Industries, Co., Ltd. or HHI. The facility maturity date is earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021. To date, we have drawn $63.4 million under this credit facility.

Prior to each drawdown under our credit facilities, we are required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down under our credit facilities. We may be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our charterers, experience a change of control.

Our credit facilities also impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	conduct material transactions with our affiliates except on an arm’s-length basis;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreements, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facilities.

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facilities or future credit facilities. While we intend to refinance amounts drawn under our credit facilities or future credit facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities, future credit facilities, future issuance of debt securities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, future credit facilities, future debt securities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of the acquisition of the remaining 18 containerships which we have agreed to purchase, we will have substantial indebtedness. Our level of debt could have important consequences to us, including the following:

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

We currently derive all of our revenue from three charterers, and the loss of any charterer, any time charter or any vessel could result in a significant loss of revenue and cash flow.

Customers for our current operating fleet are China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL; and Hapag-Lloyd USA, LLC, or HL USA, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd; and APM. China Shipping (Group) Company, or China

Shipping, accounted for 100% of the predecessor’s containership revenue. China Shipping subchartered its vessels to its subsidiary, CSCL. CSCL accounted for 100% of our containership revenue until October 18, 2005, when our first vessel chartered by HL USA was delivered to us. On December 30, 2005, China Shipping novated its 12 time charters to CSCL Asia, a majority-owned subsidiary of CSCL. Currently, HL USA charters seven 4250 TEU vessels from us. For the year ended December 31, 2006, CSCL Asia, HL USA and APM accounted for 73.4%, 24.0% and 2.6% of our containership revenue, respectively. All of our vessels are chartered to charterers under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•

at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract with each of Samsung Heavy Industries Co., Ltd., or Samsung, Zhejiang Shipbuilding Co. Ltd., or Zhejiang, Jiangsu Yangzijiang Shipbuilding, or Jiangsu, and HHI (individually, the “Shipbuilder” and collectively, the “Shipbuilders”);

•	the charterer exercises certain specific limited rights to terminate the charter;

•	upon a change of control of our company, if the charterer fails to consent to such change of control; or

•

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

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

A decrease in the level of China’s exports of goods or an increase in trade barriers to China’s exports will have a material adverse impact on our charterers’ business and, in turn, affect our business and results of operations.

China exports considerably more goods than it imports. Most of our charterers’ container shipping business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business.

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

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although our time charters with CSCL Asia are guaranteed by CSCL and China Shipping Container Lines (Hong Kong) Co., Limited, or CSCL Hong Kong, and are governed by English law, if we are required to commence legal proceedings against CSCL or CSCL Hong Kong with respect to the provisions of a time charter or the guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings against CSCL and CSCL Hong Kong in China. Similarly, although Jiangsu provides a warranty against certain defects for each of the eight 2500 TEU vessels that it will construct for us, a refund guarantee from a financial institution for the installment payments we will make to Jiangsu, and the shipbuilding contract is governed by English law, if we are required to commence legal proceeding against Jiangsu with respect to the provisions of the shipbuilding contract or the warranty, or against the refund guarantor for a refund of our installment payments, we may have difficulties enforcing any judgment obtained in such proceeding against Jiangsu or the refund guarantor in China.

We depend on our Manager to operate our business.

We are a recently formed company, incorporated in May 2005, with no current plans to have any employees other than our chief financial officer. Pursuant to the management agreement, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and ability to execute our growth strategy will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

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

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Delays in deliveries of our newly built containerships could harm our operating results.

We are currently under contract to purchase 18 additional containerships. The two 9600 TEU vessels and the two 4250 TEU vessels which we have contracted to purchase are scheduled to be delivered at various times over approximately the next five months. Each of these four vessels is being built at the shipyard in Koje Island, South Korea owned by Samsung. Of the additional 14 containerships that we have contracted to purchase, two are being built at the shipyard in Ningbo, China, owned by Zhejiang, eight will be built at the shipyards in Jiangsu Province, China, owned by Jiangsu and four will be built at the shipyard in Ulsan, South Korea, owned by HHI. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other events that disrupt any of the Shipbuilders’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of any of the Shipbuilders;

•	a backlog of orders at any of the Shipbuilders;

•	hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with any of the Shipbuilders.

In addition, each of the shipbuilding contracts for the four containerships being built by Samsung and for the additional 14 containerships that will be or are being built by Zhejiang, Jiangsu or HHI contains a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition.

We are relying on the VesselCos to pay all costs for the two 9600 TEU vessels and the two 4250 TEU vessels that we have contracted to purchase, but have not been delivered. Similarly, we are relying on Conti to pay all costs for the two 3500 TEU containerships, with certain exceptions, that we will not own until after delivery and inspection.

Upon the completion of our initial public offering on August 12, 2005, we acquired ten containerships and entered into a purchase agreement to acquire an additional 13 containerships as they are completed from certain wholly owned subsidiaries of Seaspan Containers Lines Limited, or SCLL, which we refer to as the VesselCos. Of these additional 13 new containerships, we have taken delivery of nine vessels and expect to take delivery of the remaining four vessels over the next five months. The VesselCos are responsible for all costs relating to the construction and delivery of the two 9600 TEU vessels and the two 4250 TEU vessels that we have contracted to purchase, but have not yet been delivered.

The two 3500 TEU vessels that we will take delivery of over the next four months are being built by Zhejiang pursuant to a shipbuilding contract between affiliates of Conti Holding GmbH & Co. KG, or Conti, and Zhejiang. We have agreed to acquire the two 3500 TEU vessels from affiliates of Conti as each vessel is delivered and passes inspection. These affiliates of Conti are responsible for all payments related to the construction and delivery of the two 3500 TEU containerships, except for the costs related to the supervision and survey of the construction of the vessels and certain supply costs, for which we are responsible. When the vessels have been delivered and have passed inspection, we will purchase the vessels at a specified price. We have entered into a $218.4 million long-term credit facility to fund the construction of these vessels.

If the VesselCos or Conti fail to continue to make construction payments for its respective containerships, we could lose access to the containerships as a result of the default or we may need to finance the containerships before they begin operating and generating revenue, which could harm our business.

We will be paying all costs for the four 5100 TEU vessels that are being built for us by HHI and the eight 2500 TEU vessels that are being built for us by Jiangsu.

For each of the four 5100 TEU vessels that we have agreed to purchase, we are required to make five payment installments, ranging from 5% to 20% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. We have entered into a $218.4 million long-term credit facility to partially fund the construction of these vessels.

For each of the eight 2500 TEU vessels that we have agreed to purchase, we are required to make five payment installments, each consisting of 10% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. We have entered into a $365.0 million long-term credit facility to fund the construction of these vessels.

If HHI or Jiangsu is unable to deliver a vessel or if we reject a vessel and, in either case, we are unable to recover our payments from HHI, Jiangsu or their refund guarantors, or if the vessel has material defects that entitle MOL or CSCL Asia to reject a vessel and we are unable to re-charter the vessel, we would continue to be responsible for the payments under our new long term credit facilities without the benefit of revenue generated from those vessels or the funds paid to Jiangsu or HHI to offset our payments. Further, HHI is unable to deliver a vessel, we will have to pay back a portion of the outstanding balance under our credit facility for $218.4 million. Such an outcome could have a material adverse effect on our business, results of operations and financial condition.

Zhejiang has limited experience building containerships.

Zhejiang has only built bulkcarriers, multipurpose ships, tankers and offshore supply vessels. Zhejiang has recently begun building containerships, thus Zhejiang has limited experience in building containerships. If Zhejiang is unable to build the two 3500 TEU containerships that we have ordered or if we cannot take delivery of the containerships due to flaws or defects, it could adversely affect our results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could reduce our ability to service our debt obligations and pay dividends to our shareholders.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Our growth depends upon continued growth in demand for containerships and there has been a significant downward correction in charter rates and fair market value of vessels from the second half of 2005.

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

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. In the future, rates may continue to decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The market supply of containerships has been increasing. An over-supply of containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

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

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to draw down the full amount of our credit facilities if the market value of our vessels declines.

There are restrictions on the amount that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain instances, additionally based on the amount of TEU capacity of the vessel, the price at which we acquired the vessel and other factors. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facilities, or obtain other financing or incur debt on terms that are acceptable to us or at all. We may also not be able to refinance our debt or obtain additional financing.

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

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to retain our ability to service our debt obligations and pay substantial regular dividends.

Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition and results of operations.

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

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

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

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships may negatively impact our revenue.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Hostilities in South Korea could constitute a force majeure event under our contracts with Samsung and HHI and could impact the construction of our newbuildings or result in their inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenue, which could result in reduction in the market price of our securities. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our 8500 TEU vessels are currently enrolled with Lloyd’s Register. Our 4250 TEU vessels that are chartered to CSCL Asia are currently enrolled with Det Norske Veritas, and our 4250 TEU vessels that are chartered to HL USA are currently enrolled with Lloyd’s Register. Our 4800 TEU vessels that are chartered to APM are currently enrolled with Lloyd’s Register. Upon delivery, each of the 9600 TEU, additional 4250 TEU vessels and the 2500 TEU vessels that we have contracted to purchase will be enrolled with Lloyd’s Register and each of the 5100 TEU vessels that we have contracted to purchase will be enrolled with Det Norske Veritas. The two 3500 TEU vessels that we have contracted to purchase are being built in compliance with the rules of Germanischer Lloyd. Upon delivery, however, each of the 3500 TEU vessels will be transferred to Det Norske Veritas. All of the currently operating vessels have been awarded ISM certification and we expect that each of the vessels to be delivered in the future will be awarded ISM certification upon delivery.

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

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd., or Seaspan International, and Norsk Pacific Steamship Company Limited, generally agreed to, and agreed to cause their controlled affiliates (which does not include us), not to engage in the business of chartering or rechartering containerships to others during the term of the management agreement. The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us.

Our officers do not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our chief executive officer has entered into an employment agreement with our Manager whereby he has agreed to serve as our chief executive officer for an initial term of three years to December 31, 2008 that is renewable annually thereafter by mutual consent. Pursuant to this employment agreement, our chief executive officer devotes substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer is employed by us and not by our Manager and devotes all of his time to our matters. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us.

Our Manager and its affiliates have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment and ours.

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our securities, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our securities. These conflicts include, among others, the following situations:

•

the asset purchase agreement, the management agreement and the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were negotiated prior to our initial public offering and were not the result of arm’s-length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

•	our chief executive officer and certain of our directors also serve as executive officers or directors of our Manager;

•

our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional securities and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on the incentive shares;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends, even if the purpose or effect of the borrowing is to pay a dividend on the subordinated shares;

•	other than our chief financial officer, our officers, including our chief executive officer, do not spend all of their time on matters related to our business; and

•	our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

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

Even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which the management agreement can be terminated by us. On the other hand, our Manager has substantial rights to terminate the management agreement and, under certain circumstances could receive very substantial sums in connection with such termination.

The management agreement has an initial term of 20 years and automatically renews for subsequent five-year terms provided certain conditions are met. Our Manager has the right after five years from our initial public offering to terminate the management agreement on twelve months’ notice, although the covenant limiting our Manager’s ability to compete with us continues for two years following such termination. Our Manager also has the right to terminate the management agreement after a dispute resolution if we have materially breached the management agreement, in which case none of the covenants would continue to apply to our Manager.

The agreement with our Manager will terminate upon the sale of substantially all our assets to a third party, our liquidation or after any change of control of our company occurs. If the management agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid the fair market value of the incentive shares as determined by an appraisal process. Any such payment could be substantial.

In addition, our rights to terminate the management agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may not be able to terminate the management agreement until 15 years into the term. This early termination right requires a two-thirds approval of our independent directors, and if we elect to do so, or if we elect to terminate the management agreement at the end of the 20-year term or a subsequent renewal term, our Manager will continue to receive dividends on the incentive shares for a five-year period from the date of termination.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager shares in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common and subordinated shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders.

Our Manager is a privately held company and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit depends in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, an investor in our securities might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

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

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our securities and your ability to realize any potential change of control premium.

Each vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respect to all other vessels in its class, thus any defect in one vessel will likely affect all of our other vessels in such class.

Each vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could adversely affect our receipt of revenue under time charters for the vessels affected.

There are greater than normal construction, delivery and operational risks with respect to the 9600 TEU vessels that we have agreed to purchase.

The two 9600 TEU vessels that we have agreed to purchase are some of the first vessels of this type to be built. Although one other company before us has built, serviced or operated similar vessels built by Samsung, there are unknown and possibly greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which would adversely affect our receipt of revenue under time charters for these vessels, as well as their future resale value.

Increased competition in technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters are terminated and the resale value of our vessels. As a result, our cash available for the service of our debt obligations and the payment of dividends could be adversely affected.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common shares.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we qualified for this statutory tax exemption for the year ended December 31, 2006 (our “2006 Year”) and we will take this position for U.S. federal income tax return reporting purposes. However, there are circumstances, including some that are beyond our control, which could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, 5% shareholders could acquire and own the majority of our outstanding common shares. This would preclude us from being eligible for the Section 883 exemption unless we can establish that among those 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of such shares for more than half the number of days during the taxable year. Therefore, we can give no assurances regarding our qualification for this tax exemption or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for such year to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and could result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our assets, income and operations, we do not believe that for our 2006 Year we were, nor do we expect to become, a PFIC with respect to any taxable year. We derive substantially all of our income from time chartering activities and we believe that at least a majority, if not all, such income should be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Such services income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income, in particular, at least a majority, if not all, of our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual shareholders (and certain other U.S. shareholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

In addition, legislation proposed during a preceding legislative session of the U.S. Congress would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings.

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income, and shareholders of a corporation resident in Canada may be subject to Canadian capital gains tax on a disposition of its shares and to Canadian withholding tax on dividends paid in respect of such shares.

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

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships and we charter them pursuant to long-term, fixed-rate time charters to major container liner companies. We currently own and operate a fleet of 23 containerships and have entered into contracts for the purchase of an additional 18 containerships. Customers for our current operating fleet are CSCL Asia, HL USA and APM. Customers for the additional 18 vessels will include MOL, HL USA, CSCL Asia and COSCO Containers Lines Co., Ltd., or COSCON. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 23 vessels in our operating fleet as of December 31, 2006 have an average remaining term of 8.1 years (weighted by TEU capacity) plus certain options.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.	Business Overview

General

Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

We currently own and operate a fleet of 23 containerships and have entered into contracts for the purchase of an additional 18 containerships. The average age of the 23 vessels currently in our fleet is 4.8 years. Please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 12 containerships in our fleet are under time charters with CSCL Asia, as a result of a novation by China Shipping. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. Seven containerships in our current fleet are under time charters with HL USA, a subsidiary of TUI. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company. The 18 containerships that we have contracted to purchase will similarly be chartered on a long-term basis.

Our Manager and certain of its wholly owned subsidiaries provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides assistance with ship design, drawing approval and construction supervision to a number of other vessel owning companies and container liner operators, including its affiliates.

As of December 31, 2006, our Manager and its subsidiaries employed approximately 580 seagoing staff and approximately 50 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability, and reduced personnel work time accidents. These standards are achieved through staff competencies, strategic alliances with suppliers and class societies on training, and information links across a nearly homogeneous fleet. Examples of our Manager’s methods include the following:

•	development of an audited competency standard for seagoing staff;

•	standardization of equipment used throughout the fleet, which brings economies of scale, good familiarization by crew and streamlined logistical support;

•	implementation of voluntary vessel condition monitoring vetted by class (our Manager was the first in the world to achieve accreditation by Det Norske Veritas on its hull planned maintenance system);

•	direct recruitment of officers and ratings through an office in India that has supported the development of a culture of company loyalty and high retention of employees; and

•	implementation of a system that rewards staff for avoiding off-hire incidents and for operating without accidents.

Our Manager’s personnel have experience in overseeing new vessel construction, vessel conversions and general marine engineering. The core management of our Manager has worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Shipping, Safmarine Container Lines and Columbia Ship Management. Our Manager’s staff has skills in all aspects of ship management, including design and operations and marine engineering, among others. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. Our crews are directly selected by our Manager and hired by its crew management affiliate, Seaspan Crew Management Ltd. In all training programs, our Manager places an emphasis on safety, and regularly trains its crew members and other employees in order to ensure that our high standards can continuously be met. Shore-based personnel and crew members are trained to be prepared for, and are ready to respond to, emergencies related to life, property or the environment.

Our Manager is required to perform its services in a commercially reasonable manner and cannot engage in fraud, willful misconduct or act in a reckless or grossly negligent manner in performing its duties. Our Manager is responsible for and will indemnify us for damages resulting from its obligations or liabilities under the management agreement, breaches of the agreement, fraud, willful misconduct, recklessness or gross negligence of our Manager or certain agents (other than the crew) or affiliates of our Manager in the performance of our Manager’s duties.

Our Manager has agreed not to dispose of those wholly owned subsidiaries that provide services to us pursuant to the management agreement.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•

Stability of cash flows through long-term, fixed-rate time charters and fixed vessel operating expenses. Each vessel that we have contracted to purchase is subject to a long-term, fixed-rate time charter. As a result, the revenues from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders and purchased secondhand vessels only when we have concurrently entered into long-term time charters with our customers. In addition, we have fixed the vessel operating expenses for our fleet through December 31, 2008 pursuant to the agreement with our Manager.

•

Built-in growth. We have significantly grown our fleet since our initial public offering in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order. As of December 31, 2006, we had 23 vessels in service and 18 vessels on order. This growth is expected to increase our annual contracted revenue by approximately $142.1 million when all the vessels are delivered to us and are operating.

•

Diverse, high-quality fleet. Our current operating fleet of 23 vessels has an average age of 4.8 years as of December 31, 2006. All of these vessels are built to high specifications, of which 19 vessels were designed by our Manager. The other newbuilding vessels we have agreed to purchase meet our exacting standards for design, construction quality and maintenance. Upon delivery of the vessels we have contracted to purchase, the vessels in our fleet will range in size from 2500 TEU to 9600 TEU.

•

Strong customer relationships. We have long-standing relationships with our initial customers, CSCL Asia and CP Ships Limited, or CP Ships, which was acquired by TUI and amalgamated with its liner subsidiary, Hapag Lloyd in 2006. We believe that we will continue to be a significant provider to CSCL Asia and HL USA, a subsidiary of Hapag Lloyd, as they continue to grow their businesses and outsource capacity to charter owners. Since the completion of our initial public offering, we have expanded our customer base to include COSCON, APM and MOL. We will seek to expand our relationships with our new customers as we believe they will continue to outsource the ownership and operations of their existing and newbuilding vessels. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business and enable us to further diversify our customer base.

•

Experienced management. Both our Chief Executive Officer and Chief Financial Officer have over 25 years of professional experience in the shipping industry. In addition, our Manager’s core management team has experience with many companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Shipping, Safmarine Container Lines and Columbia Ship Management. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. Since our initial public offering, our management has demonstrated a disciplined acquisition approach by significantly increasing the size of the fleet through the purchase of high-quality vessels and concurrently entering into long-term time charters.

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

•

Expand and diversify our customer relationships. Since our initial public offering, we have increased our customer base from two to five customers and have expanded our relationships with our original two customers, CSCL Asia and HL USA. We intend to continue to expand our relationships with CSCL Asia, HL USA, COSCON, APM and MOL, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

•

Actively acquire newly-built and secondhand vessels. We have increased, and intend to further increase, the size of our fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share. We believe that entering into newbuild contracts will provide for the long-term growth of our fleet and continue to reduce the average age of our fleet. In addition, we believe that selectively acquiring high-quality secondhand vessels with long-term charters with leading container liners should provide for near-term growth in our fleet. We intend to continue this strategy to the extent market conditions permit, as we believe that it will enable us to reduce capital costs and enhance returns.

•

Operate under a fixed cost business model. We have entered into, and expect to continue to enter into, fixed-rate contracts for the daily operations of our vessels with our Manager. Further, we have entered into interest rate swap agreements to fix the interest rate on our current and anticipated borrowings under our credit facilities until at least February 2014. We believe that operating under a fixed cost business model will provide for stability of cash flows and dividend payments. Excluding reserves, general and administrative expenses, and potential extraordinary costs, our operating cost structure will be fixed through at least December 2008.

•

Maintain efficient capital structure. We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve the lowest possible capital cost so that we will be able to pursue acquisition and expansion opportunities to take advantage of potential growth opportunities in the future. We intend to use cash from operations to pay dividends, as well as to reinvest in our business and acquire new vessels.

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

Each of the vessels in our fleet is subject to a long-term time charter. Currently, 12 containerships in our fleet are subject to charters with CSCL Asia, a subsidiary of CSCL. Seven containerships are subject to charters with HL USA, a subsidiary of Hapag-Lloyd. CP Ships has provided a guarantee of the obligations and liabilities of HL USA under each time charter and CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter. Four vessels are subject to charters with APM.

Each of the 18 vessels that will be delivered to us over the next 33 months is also subject to a long-term time charter. Eight containerships are subject to charters with CSCL Asia, two are subject to charters with China Shipping, which will novate them to CSCL Asia, four are subject to charters with MOL, two are subject to charters with HL USA and the remaining two containerships are subject to charters with COSCON.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire, as described below. One of our charterers has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of 22 of the vessels in our fleet chartered to CSCL Asia are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The charters for the remaining five 4250 TEU vessels in our current fleet have terms of 12 years. The eight 2500 TEU vessels that will be constructed are also subject to charters of 12 years. The two 9600 TEU vessels under construction are subject to charters with terms of 12 years and the charters will be novated by China Shipping to CSCL Asia upon the vessels’ inspection and delivery to us.

The charter periods of the 4800 TEU vessels that are chartered to APM have initial terms of five years, two consecutive one-year options and a final two-year option.

The charter periods for the two 3500 TEU vessels currently under construction that are chartered to COSCON and the four 5100 TEU vessels currently under construction that are chartered to MOL are 12 years. There is no option to extend beyond the initial term.

The initial term of each of the time charters with HL USA is three years. HL USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless HL USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If HL USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter is extended for the full ten years, HL USA has an option to extend the term for two additional one-year periods.

In the case of our charters with HL USA, while the initial term is only three years, we consider these charters to be long-term charters. Given that HL USA is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term, that the charter hire rates are substantially below those rates presently offered in the spot market and short-term time charter market, and that the charters automatically renew unless terminated upon two years prior notice, we believe it is likely that HL USA will extend the charters beyond the initial term.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire is payable, in advance, in U.S. dollars, as specified in the charter.

If a vessel’s speed is reduced as a result of a defect or breakdown of the hull, machinery or equipment, hire payments under all of our time charters may be reduced by the cost of the time lost and extra fuel consumed. Historically, we have had no instances of hire rate reductions and neither have the VesselCos.

Under the time charters with CSCL Asia, the hire rate is payable in advance every 15 days at the applicable daily rate. Generally, the hire rate is a fixed daily amount which increases by a fixed amount at varying intervals during the term of the charter and/or any extension to the term.

Under the time charters with HL USA, the hire rate is payable monthly in advance at the applicable daily rate. The hire rate consists of two general components: a fixed hire rate component and a fixed payment for services. Pursuant to the management services agreement entered into by certain VesselCos with our Manager and HL USA, which will be assigned to us on completion of our purchase of the vessel owned by each such VesselCo, HL USA has agreed to make certain payments toward operating expenses directly to our Manager under the direction of those VesselCos. Both components are fixed for the first three years of the charters and for the seven extension years and increase for the two subsequent extension terms.

Similarly to the time charters with CSCL Asia, under the time charters with COSCON, the hire rate is payable in advance every 15 days at the applicable fixed daily rate.

The hire rate under the time charters with APM is payable monthly in advance at the applicable fixed daily rate.

The hire rate under the time charters with MOL is payable monthly advance at the applicable fixed daily rate, however for the last half month of the charter, the approximate amount of the hire rate is to be paid day by day as it become due unless a bank guarantee is made by the charterers.

Operations and Expenses

Our Manager operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, which include normally scheduled drydocking of the vessels. Please read “Item 4. Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreement. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

Under all forms of our time charters, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	drydocking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our time charters with HL USA, if a vessel is delayed, detained or arrested for 30 consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. Under our time charter with COSCON, if a vessel is placed off-hire for 30 cumulative days in a 365 day period, COSCON may cancel the time charter with respect to that vessel. CSCL Asia does not have similar rights under its charters with us. Under our time charters with MOL and APM, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel.

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

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under our time charters with HL USA, if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, HL USA has the right to terminate the time charter with respect to that vessel. Under our time charters with COSCON, if a vessel consistently fails to perform to a guaranteed speed and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, COSCON has the right to terminate the time charter with respect to that vessel. Pursuant to the time charter agreements with APM and MOL, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel. CSCL Asia does not have similar rights under its charters with us.

Change of Control

Under our time charters with HL USA, HL USA’s prior consent is required to any material change in our ownership or voting control. HL USA cannot unreasonably withhold such consent. None of CSCL Asia, APM, MOL or COSCON have similar rights under their charters with us.

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

In the event we wish to sell one of the vessels under a time charter with HL USA, we must first notify HL USA and provide HL USA with an opportunity to purchase the vessel. If HL USA refuses to purchase the vessel or if we are unable to reach an agreement with HL USA within 14 days, we will be free to conclude a sale with another party subject to certain terms.

Our time charters with COSCON and MOL allow us to sell the vessels under time charters to any buyer suitable to fulfil the charter, but only when justified by circumstances and subject to charterer’s consent, which cannot be unreasonably withheld.

There is no similar provision in the time charters with APM relating to the sale of the vessels.

Charterers

CSCL Asia is a subsidiary of CSCL, which is currently the sixth largest container shipping company in the world with over 396,000 TEU of capacity. Incorporated in China, CSCL is listed on the Hong Kong Stock Exchange with a market capitalization of approximately $2.3 billion. Currently, CSCL Asia charters 12 of the 23 vessels in our fleet. Each time charter to CSCL Asia has a guarantee provided by CSCL and CSCL Hong Kong to cover the obligations and liabilities of CSCL Asia.

HL USA was formed pursuant to a merger with another subsidiary of CP Ships under the laws of the state of Delaware and is a subsidiary of Hapag Lloyd. CP Ships was acquired by TUI in 2005 and was later amalgamated into its affiliate, Hapag Lloyd, to create the world’s fifth largest container shipping company with a capacity of 457,000 TEU. HL USA currently charters seven vessels in our fleet and will charter an additional two vessels for a total of nine vessels.

COSCON is the container shipping subsidiary of China COSCO Holdings Company Limited, or China COSCO, a Chinese company publicly traded on the Hong Kong Stock Exchange, with a market capitalization of approximately $5.3 billion. China COSCO is one of the leading global providers of integrated container shipping services and COSCON is currently the world’s seventh largest container shipping company. COSCON will charter the two 3500 TEU vessels that we are scheduled to acquire in 2007.

APM is the largest containership company in the world with over 1,750,000 TEU capacity. APM is listed on the Copenhagen Stock Exchange with a market capitalization of approximately $48.0 billion APM currently charters four vessels in our fleet although they have sub-chartered one vessel to Mediterranean Shipping Company, S.A., or MSC, who operates it as the MSC Sweden.

MOL is the 12th largest containership company in the world with over 280,000 TEU of capacity. MOL is listed on the Tokyo Stock Exchange with a market capital of approximately $13.6 billion. MOL will charter a total of four 5100 TEU vessels upon their deliveries in 2009.

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

Management Related Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the management agreement, omnibus agreement and each of the employment agreements with Gerry Wang and Graham Porter. Capitalized words and expressions used herein and defined in the management agreements shall have the same meaning herein or as therein defined. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire management agreement, omnibus agreement and each of the employment agreements between subsidiaries of our Manager, Gerry Wang and Graham Porter incorporated herein by reference.

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

Management Agreement

Under our management agreement, our Manager is responsible for providing us with substantially all of our services, which include the following:

•

technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business (provision of technical services and related costs are paid for by our Manager at its cost and in return for its technical services, our Manager receives the fixed daily technical services fee);

•

administrative services, which include, in each case, at the direction of our board of directors, assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with the U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”)), assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•

strategic services, which include chartering our vessels, managing our relationships with our charter parties, chartering, locating, purchasing, financing and negotiating the purchasing and selling of our vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working closely on the integration of any acquired business, supervising the design and construction of new buildings, licensing to us the tradename “Seaspan” and associated logos, providing pre-delivery service for vessels and such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Our Manager is responsible for paying for all costs associated with the provision of technical services but is not responsible for certain “extraordinary costs and expenses”, which consist of repairs for accidents; non-routine drydocking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and our Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them.

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

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis. The initial fixed fees are $4,500 per day for each 4250 TEU vessel, $5,750 per day for each 4800 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The initial fixed fees are expected to be $4,000 per day for each 2500 TEU vessel, $4,200 per day for each 3500 TEU vessel and $4,800 per day for each 5100 TEU vessel. We believe these are fair market fees. The initial fixed fees for the 4250 TEU, 8500 TEU and 9600 TEU vessels are in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years, provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee. The initial fixed fees for the 3500 TEU vessels and the 4800 TEU vessels are in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years. Similarly, the initial fixed fees for the 2500 TEU vessels and the 5100 TEU vessels are in effect through December 31, 2011, and thereafter will be subject to renegotiation every three years. With respect to fee renegotiation, if our Manager and the board of directors are unable to reach an agreement an arbitrator will determine the fair market fee. In the event that we acquire an additional vessel, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement an arbitrator will determine the fair market fee.

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

In connection with providing us strategic services, our Manager’s affiliate acquired 100 incentive shares for $1,000 concurrently with our initial public offering. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share. Under the terms of the management agreement, we have the right to reacquire the incentive shares from our Manager’s affiliate at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

Omnibus Agreement

We have entered into an agreement with our Manager, certain of our Manager’s subsidiaries that provide services to us, Norsk, a company within the Washington Marine Group, and Seaspan International, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The following discussion describes the provisions of the omnibus agreement.

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of the management agreement, except as provided below. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. In the event that the management agreement is terminated for Manager Cause or Manager Breach or if our Manager elects to terminate the management agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. The non-competition agreement does not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

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

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after the management agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1000 TEU; or

•	providing technical ship management services relating to containerships.

Rights of First Offer on Containerships

Our Manager and Seaspan International and their controlled affiliates have granted us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer does not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer is in effect during the term of the management agreement and, unless termination is for Company Breach or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

Prior to any disposition of assets that fall within the definition of containership business, Seaspan International, our Manager and their controlled affiliates, as appropriate, must deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer or disposition of the assets. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Seaspan International, our Manager or their controlled affiliates, as appropriate, to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, Seaspan International or our Manager, as the case may be, will be able within the next 180 days to sell, transfer or dispose of such assets to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the selling party than those offered pursuant to the written notice.

Our Manager and Seaspan International have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of the management agreement and extending for a period of two years, unless such termination is for Manager Cause, Manager Breach or our Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Employment Agreement with Gerry Wang

Our Chief Executive Officer has entered into an employment agreement with Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager. The employment agreement provides that Mr. Wang receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Wang serves as the Chief Executive Officer of SSML and as our Chief Executive Officer. He devotes substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 180 days and 210 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, our Manager cannot terminate the Chief Executive Officer without our prior consent, which cannot be unreasonably withheld.

Mr. Wang has acknowledged in the agreement that by virtue of his employment, he owes fiduciary obligations to us and to SSML. In such case where our interests and those of SSML conflict, Mr. Wang will act in our best interests and such action or inaction in fulfilling his obligations in our respect will not be a breach of his employment agreement with SSML.

Mr. Wang has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that our Manager is prohibited from engaging in pursuant to the omnibus agreement.

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the management agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Porter serves as the Chief Executive Officer of Seaspan Advisory. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 180 days and 210 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term.

Mr. Porter has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that our Manager is prohibited from engaging in pursuant to the omnibus agreement.

Risk of Loss and Insurance

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. We have not obtained, and will not obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Our $1.0 Billion Credit Facility

The following summary of the material terms of the Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Credit Facility listed as an exhibit to this Annual Report.

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders, including Citibank, N.A., Credit Suisse, DnB Nor Bank ASA, Landesbank Hessen-Thuringen and Fortis Capital Corp. This credit facility will be used in part to fund our acquisition of the vessels that we had contracted to purchase from SCLL at the time of our initial public offering and additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the earlier of (a) the seventh anniversary of the delivery date of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering and any additional containerships we may finance under this facility or (b) October 31, 2014.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Tranche A has been used to fund our acquisition of the vessels that we had contracted to purchase from SCLL at the time of our initial public offering and the 4800 TEU secondhand vessels from APM while Tranche B may be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering. Tranche B had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. We are in the process of refinancing our $1.0 billion credit facility.

Our undrawn credit facility fee is 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. Our credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin (based on certain loan to value ratios) and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. We have entered into hedging arrangements to manage our interest rate exposure from the floating rate under our credit facility.

Our credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A, starting five years and three months from the earlier of the date of the delivery of the last vessel that we had contracted to purchase at the time of our initial public offering and December 31, 2007. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, we are required to prepay all outstanding advances or a portion thereof in certain circumstances.

Amounts outstanding under our credit facility may be prepaid in whole or in part at our election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

Our credit facility provides that the borrowings thereunder will be secured by the following, among others:

•	a first-priority mortgage on the vessels that we had contracted to purchase at the time of our initial public offering and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of our time charters and earnings;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention account; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our tangible net worth (the adjusted amount paid up or credited as paid up on our share capital less intangible assets as further defined in the credit facility) will always exceed $450.0 million;

•

our interest and principal coverage ratio (earnings before interest, taxes, depreciation and amortization to interest and principal payment expense) will at all times be greater than or equal to 1.1 to 1.0;

•	our net interest coverage ratio (earnings before interest, taxes, depreciation and amortization to net interest expense) will at all times be greater then 2.5 to 1.0;

•

if one or both of CSCL Asia and HL USA defaults under 51% or more of the applicable time charters and no suitable replacement charters are procured within 90 days of such default, the market value of the fleet will not be less than 150% of all outstanding advances;

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

Our $365.0 Million Credit Facility

The following summary of the material terms of the Revolving Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Revolving Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Revolving Credit Facility listed as an exhibit to this Annual Report.

On May 19, 2006, we entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders.

The facility is split into two separate tranches, Tranche A to fund the acquisition of the two 3500 TEU container vessels and Tranche B to fund the construction of the eight 2500 TEU container vessels. Our obligations under the facility will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU container vessels. Also, the facility will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008, the total amounts available for borrowing under Tranche A will be reduced semiannually until the maturity date, at which time the facility will terminate. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the total amounts available for borrowing under Tranche B will be reduced semiannually until the maturity date, at which time the facility will terminate.

Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.850% until July 31, 2013, for Tranche A, and August 31, 2015, for Tranche B, and LIBOR + 0.925% thereafter. We incur a commitment fee on the unused portion of the revolving credit facility at a rate of 0.30% per annum.

We are subject to other customary conditions precedent before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

Our $365 million credit facility agreement contains certain financial covenants including covenants requiring us to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios.

The credit agreement contains customary definitions of events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy, and change of control.

Our $218.4 Million Term Loan Facility

The following summary of the material terms of the Term Loan Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Term Loan Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Term Loan Facility listed as an exhibit to this Annual Report

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility.

Beginning thirty six months from the delivery date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea (SOLAS) to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of the 23 vessels in our current fleet is ISM code-certified.

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

OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. Amendments to OPA 90 signed into law on July 11, 2006, however, increased these limits on the liability of responsible parties for any vessel other than a tank vessel to $950 per gross ton or $800,000, whichever is greater.

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

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including container ships, with respect to the fuel used to power such ships. The U.S. Coast Guard has indicated that it intends to propose a rule that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the July amendments to OPA 90 as described above.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Ballast Water Management

The U.S. Environmental Protection Agency (or EPA) had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from the Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceed its authority in crafting an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA has indicated that it will appeal this decision. However, if the exemption is ultimately repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering waters in the United States that are subject to this ruling.

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

Migratory Birds Convention Act

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada—United States treaty designed to protect migrating birds that cross North American land and water areas. Recent amendments to MBCA clarify existing prohibitions, expand the investigative and enforcement powers of Environment Canada and provide the government with the ability to enforce the statute effectively in Canada’s Exclusive Economic Zone.

MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds.” Increased Maximum fines range from C$300,000 to C$1 million or imprisonment from six months to three years, or both, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer. MBCA imposes minimum fines, C$500,000 for an indictable offence and C$100,000 for a summary offence, for offences committed by a vessel in excess of 5,000 tons deadweight. An offence can be committed by a “person” or a “vessel”.

MBCA extends to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits. A foreign vessel may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. MBCA grants discretion to the court, on application by a person who has incurred monetary loss as a result of an offence, to order the convicted party to pay compensation to that person.

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

Recent amendments to CEPA subject owners of ships and directors and offices of corporations that own ships to a duty of care to ensure that ships comply with CEPA provisions and its regulations concerning disposal at sea and with orders and directions made under CEPA. The amendments also expand the jurisdiction of Canadian courts to include the Exclusive Economic Zone of Canada.

An Act To Amend The Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999

An Act To Amend The Migratory Birds Convention Act, 1994, and the Canadian Environmental Protection Act, 1999 clarifies existing prohibitions, expands the investigative and enforcement powers of Environment Canada and provides the government with the ability to enforce the two statutes effectively in Canada’s Exclusive Economic Zone. The Act also creates or amends a number of strict liability offences. Other amendments effected by the Act include:

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

Our Fleet

We currently own and operate a fleet of 23 containerships and have entered into contracts for the purchase of an additional 18 containerships. The average age of our current fleet of 23 vessels is 4.8 years.

In our current fleet, 17 of the vessels have a container capacity of 4250 TEU each. Those vessels are approximately 260.0 meters long, 32.3 meters wide and 19.3 meters deep and have a gross tonnage of 39,941 tons. Two vessels have a container capacity of 8500 TEU each. Those vessels are approximately 334.0 meters long, 42.8 meters wide and 24.6 meters deep. The gross tonnage of each vessel is 90,645 tons. The remaining four vessels have a container capacity of 4800 TEU each. Those vessels are approximately 294.2 meters long, 32.2 meters wide and 12.0 meters deep. The gross tonnage of each vessel is 52,191 tons.

All of our vessels in operation were designed and were constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s. The classification society for our 4250 TEU vessels is Det Norske. The classification society for our 8500 TEU vessels and 4800 TEU vessels is Lloyd’s. All of the vessels have been certified as being “in class” by their respective classification societies.

The following table summarizes key facts regarding the 23 vessels in operation as of December 31, 2006. Each of the vessels listed below was built by Samsung, except for four 4800 TEU vessels. Three of the 4800 TEU vessels were built in 1989 by Odense-Lindo Shipyard Ltd. and the remaining 4800 TEU vessel was built in 1988 by Odense-Lindo Shipyard Ltd.

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in 2005 / Available Days 2005	Operating Days in 2006 / Available Days 2006
						(in thousands)
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	$29.5	(1)	365/365	365/365
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(1)	342/342	365/365
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)	365/365	338/365
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)	365/365	356/365
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)	365/365	363/365
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)	365/365	365/365
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)	365/365	365/365
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0		319/319	365/365
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0		257/257	365/365
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0		220/220	365/365
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0		137/137	365/365
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0		108/108	365/365
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	75/75	341/365
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	363/363
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	313/313
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	269/269
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	173/173
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	73/73
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)	N/A	49/49
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(6)	N/A	56/56
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(6)	N/A	42/42
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(6)	N/A	26/26
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(6)	N/A	10/10

(1)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(2)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(3)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(4)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(5)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(6)	APM has a initial charter for five years at $23,450, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

New Vessel Contracts

In addition to the four remaining containerships that we contracted to purchase at the time of our initial public offering, we have contracted to purchase 14 additional containerships that are currently under construction. These consist of four 5100 TEU vessels, two 3500 TEU vessels and eight 2500 TEU vessels. We expect to take delivery of these 14 containerships over the next 33 months.

We have agreed to acquire four 5100 TEU vessels from HHI as each vessel is delivered and passes inspection. These four vessels will be built by HHI at its shipyard in Ulsan, South Korea. The contractual purchase price is $77.4 million per vessel. Each 5100 TEU vessel is subject to a twelve-year time charter with MOL.

We have agreed to acquire the two 3500 TEU vessels from affiliates of Conti as each vessel is delivered and passes inspection. The contractual purchase price is approximately $46.5 million per vessel. The two 3500 TEU vessels are being built by Zhejiang at its shipyard in Ningbo, China. Each 3500 TEU vessel is subject to a twelve-year time charter with COSCON.

We have also agreed to acquire eight 2500 TEU vessels from Jiangsu as each vessel is delivered and passes inspection. The contractual purchase price is $41.3 million per vessel. These eight vessels will be built by Jiangsu at its shipyards in Jiangsu Province, China. Each 2500 TEU vessel is subject to a twelve-year time charter with CSCL Asia.

The 18 newbuilding containerships that we have contracted to purchase are currently under construction and consist of the following vessels:

Vessel	Vessel Size (TEU)	Length of Time Charter(1)	Charterer	Contractual Delivery Date	Daily Charter Rate		Shipbuilder
					(in thousands)
CSCL Zeebrugge	9600	12 years	China Shipping(2)	5/31/07	$34.0	(3)	Samsung
CSCL Long Beach	9600	12 years	China Shipping(2)	8/31/07	34.0	(3)	Samsung
HHI Hull No. 1970	5100	12 years	MOL	4/20/09	28.9		HHI
HHI Hull No. 1971	5100	12 years	MOL	8/5/09	28.9		HHI
HHI Hull No. 1972	5100	12 years	MOL	11/20/09	28.9		HHI
HHI Hull No. 1973	5100	12 years	MOL	12/23/09	28.9		HHI
Rio de Janeiro Express	4250	3 years + seven 1-year extensions + two 1-year options(4)	HL USA	4/14/07	18.0	(5)	Samsung
Manila Express	4250	3 years + seven 1-year extensions + two 1-year options(4)	HL USA	6/14/07	18.0	(5)	Samsung
Zhejiang Shipbuilding Hull No. 125	3500	12 years	COSCON	2/28/07	19.0		Zhejiang
Zhejiang Shipbuilding Hull No. 126	3500	12 years	COSCON	7/31/07	19.0		Zhejiang
Jiangsu Shipbuilding Hull YZJ 2005-696C	2500	12 years	CSCL Asia	8/30/08	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-716C	2500	12 years	CSCL Asia	11/30/08	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-717C	2500	12 years	CSCL Asia	1/30/09	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-718C	2500	12 years	CSCL Asia	2/28/09	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-719C	2500	12 years	CSCL Asia	5/10/09	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-720C	2500	12 years	CSCL Asia	6/10/09	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-721C	2500	12 years	CSCL Asia	7/10/09	16.8	(6)	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-722C	2500	12 years	CSCL Asia	8/10/09	16.8	(6)	Jiangsu

(1)	Each charter begins upon delivery of the vessel.
(2)	Currently, the time charter is held by China Shipping; however, upon inspection and delivery to us, the charters will be novated to CSCL Asia.
(3)	China Shipping has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(4)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(5)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(6)	CSCL Asia has an initial daily charter rate of $16,750 per day, increasing to $16,900 after six years.

The following chart details the number of vessels in our fleet based on size as we take contractual delivery:

		Forecasted
	As of December 31, 2006	Year Ending December 31,
Vessel Size		2007	2008	2009
9600 TEU Class	—	2	2	2
8500 TEU Class	2	2	2	2
5100 TEU Class	—	—	—	4
4800 TEU Class	4	4	4	4
4250 TEU Class	17	19	19	19
3500 TEU Class	—	2	2	2
2500 TEU Class	—	—	2	8

Operating Vessels	23	29	31	41
Capacity (TEU) (1)	108,473	143,207	148,299	183,923

(1)	Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU and 2546 TEU, respectively.

Four Remaining Containerships That We Have Contracted to Purchase at Our Initial Public Offering

Over approximately the next five months, we expect to acquire the remaining four containerships from VesselCos for an aggregate purchase price of approximately $345.7 million, as each of the containerships is delivered and passes inspection. These are the two 9600 TEU vessels and the two 4250 TEU vessels. Each of the remaining four containerships is being built by Samsung at its shipyard at Koje Island, South Korea, pursuant to a shipbuilding contract with a VesselCo.

We have the option to issue up to $100.0 million of common shares as part of the purchase price for the remaining four containerships that we have contracted to purchase at the time of our initial public offering. We must give 30 days’ notice to exercise this option. Those common shares will be valued at 95% of the initial public offering price of our common shares. The VesselCos are not obligated to accept the shares if we are in a material default under our credit facility. If the VesselCos do not accept the common shares in such a case, we are not obligated to purchase the respective vessel and are released from all liabilities except for certain out-of-pocket expenses. The option also terminates upon a change of control of us. We have declined to exercise the option on two of the four remaining containerships that we have contracted to purchase from the VesselCos.

Item 5.	Operating and Financial Review and Prospects

A.	Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this Annual Report. The financial statement balances for the year ended December 31, 2005 included in this Annual Report as well as in management’s discussion and analysis below include the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of our operations from August 12, 2005, the date of completion of our initial public offering.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

We currently own and operate a fleet of 23 containerships and have entered into contracts for the purchase of an additional 18 containerships. The average age of the 23 vessels currently in our fleet is 4.8 years. Please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 12 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. CSCL is the sixth largest container shipping company in the world and is listed on the Hong Kong Stock Exchange. CSCL has a market capitalization of approximately $2.3 billion. CSCL Asia primarily operates in the China trade routes, which in the past few years have experienced significant growth. Seven containerships in our fleet are under time charters with HL USA, a subsidiary of Hapag Lloyd. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company. The 18 containerships that we have contracted to purchase will similarly be chartered on a long-term basis.

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

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

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

Intangible Assets

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

We do not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Historically, the predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in earnings.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which provides guidance on the accounting for planned major maintenance activities. We are currently using Accrue-in-advance method of accounting to account for dry-dock activities. We will adopt the deferral method of accounting for major maintenance activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled major maintenance. FSP AUG AIR-1 is required to be applied to the first fiscal year beginning after December 15, 2006. The impact of the adoption of FSP AUG AIR-1 is not yet determinable.

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Corporation after November 15, 2006. The impact of SAB 108 is not material for the year ended December 31, 2006.

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

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

The following discussion of our financial condition and results of operations is for the years ended December 31, 2006 and 2005. The year ended December 31, 2005 includes the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the years ended December 31, 2005 and 2006.

	Year Ended December 31, 2005(1)	Year Ended December 31, 2006
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$74,960	$118,489
Operating expenses:
Ship operating	15,985	29,407
Depreciation	17,090	26,878
General and administrative	1,912	4,911

Operating earnings	39,973	57,293
Other expenses (income):
Interest expense	16,262	17,594
Interest income	(141)	(1,542)
Undrawn credit facility fee	1,041	2,803
Amortization of deferred financing fees	1,176	1,966
Change in fair value of financial instruments	(7,308)	908

Net earnings	$28,943	$35,564

Common shares outstanding	35,991,600	47,522,350

	Year Ended December 31, 2005(1)	Year Ended December 31, 2006
Per share data:
Earnings from commencement of operations, basic and diluted in dollars	$0.40	$0.94
Cash dividends paid	$0.23	$1.70

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$43,404	$71,363
Investing activities	(847,192)	(605,652)
Financing activities	818,649	610,798

Net increase in cash and cash equivalents	$14,861	$76,509

Selected balance sheet data:
Cash and cash equivalents	$15,718	$92,227
Vessels	621,163	1,198,782
Fair value of financial instruments	4,799	10,711
Other assets	8,878	13,552

Total assets	$650,558	$1,315,272

Other liabilities	4,226	11,167
Fair value of financial instruments	—	15,831
Long-term debt	122,893	563,203
Shareholders’ equity	523,439	725,071

Total liabilities and shareholders’ equity	$650,558	$1,315,272

Other data:
Number of vessels in operation at period end	13	23
Average age of fleet in years at period end	1.9	4.8
TEU capacity at period end	63,719	108,473
Average remaining initial term on outstanding charters	9.2	8.1
Fleet utilization	100%	99.0%

(1)	Includes the predecessor’s 223 day operating period ended August 11, 2005.

We began the year with 13 vessels in operations that contributed 4,683 operating days for 2006 compared with 3,648 operating days in 2005. During the year, we took delivery of ten vessels consisting of six 4250 TEU vessels and four second hand 4800 TEU vessels. These additional deliveries contributed 1,374 operating days.

Revenue

Revenue for the period was based on contracted daily rates for each vessel. Charter revenue increased by 58.1%, or $43.5 million, to $118.5 million for the year ended December 31, 2006, from $75.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, ten vessels were delivered contributing $25.4 million in revenue and 1,374 operating days. Our vessel utilization was 99.0% in 2006 which is comparable to our 2005 utilization of 100%.

Ship Operating Expenses

Ship operating costs increased by 84.0%, or $13.4 million, to $29.4 million for the year ended December 31, 2006, from $16.0 million for the year ended December 31, 2005. The increase over the prior year is due to an increase in the number of ownership days from 3,648 in 2005 to 6,119 in 2006.

Historically, the predecessor was responsible for and incurred all ship operating expenses. Subsequent to our initial public offering, our ship operating expenses, including crewing, drydocking, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels, are borne by our Manager under our management agreement. Operating expenses for the period are calculated based on contracted daily rates for each vessel, as specified in our management agreement, multiplied by the number of days in which each ships operates in a year. Because these payments are fixed at a contracted daily rate, any volatility in actual ship operating expenses will be absorbed by our Manager. Certain extraordinary costs, however, are not covered by our contracted daily rate. At December 31, 2006, we had 23 vessels in operations which include the additional ten vessels delivered during the year.

Depreciation

Depreciation increased by 57.3%, or $9.8 million, to $26.9 million for the year ended December 31, 2006, from $17.1 million for the year ended December 31, 2005. The increase was primarily due to a full year of amortization for the 2005 deliveries and the impact of the 2006 vessel deliveries.

General and Administrative Expenses

General and administrative expenses increased by 157.6%, or $3.0 million, to $4.9 million for the year ended December 31, 2006, from $1.9 million for the year ended December 31, 2005 due to additional legal, accounting, treasury, rent, securities regulatory compliance, executive salaries, travel, board of directors fees, insurance, audit, agency fees, and other costs normally incurred by a publicly listed company.

Interest Expense

Interest expense increased by 8.2%, or $1.3 million, to $17.6 million for the year ended December 31, 2006, from $16.3 million for the year ended December 31, 2005.

The increase was due to additional draw downs on our $1.0 billion credit facility to fund the 2006 deliveries. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on our LIBOR based payments on our facilities. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities.

The interest on our $365.0 million revolving credit facility and $218.4 million credit facility were capitalized to the eight 2500 TEU vessels and four 5100 TEU vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2006, we incurred $2.8 million in undrawn credit facility fees compared with $1.0 million for the year ended December 31, 2005, an increase of 169.3%. The commitment fee for our $1.0 billion credit facility is 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. The commitment fee on our $365.0 million revolving credit facility and $218.4 million credit facility is 0.3% per annum on the undrawn facility amount. The commitment fees are expensed as incurred.

Interest Income

During the year ended December 31, 2006, we earned interest income of $1.5 million compared with $0.1 million for the year ended December 31, 2005 through investing excess cash balances in highly liquid securities with terms to maturity of three months or less.

Amortization of Deferred Financing Fees

Amortization of deferred financing fees relating to our credit increased by 67.2%, or $0.8 million, to $2.0 million for the year ended December 31, 2006, from $1.2 million for the year ended December 31, 2005. The increase was due to fees and other direct costs incurred for entering into our $365.0 million revolving credit facility and $218.4 million term loan facility. Financing fees are deferred and amortized over the terms of the individual credit facilities using the interest yield basis. The amortization of the deferred financing fees on the $1.0 billion credit facility is expensed as incurred while the amortization of the deferred financing fees on the $365.0 million revolving credit facility and $218.4 million term loan facility are being capitalized to the vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments is $0.9 million loss for the year ended December 31, 2006 compared to $7.3 million income for the year ended December 31, 2005. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. The predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings for the periods ended August 11, 2005 and December 31, 2004.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

The following discussion of our financial condition and results of operations is for the years ended December 31, 2005 and 2004. The year ended December 31, 2005 includes the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The year ended December 31, 2004 reflects the operations of the predecessor. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the years ended December 31, 2004 and 2005.

	Year Ended December 31, 2004	Year Ended December 31, 2005(1)
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$35,933	$74,960
Operating expenses:
Ship operating	7,157	15,985
Depreciation	8,808	17,090
General and administrative	207	1,912

Operating earnings	19,761	39,973
Other expenses (income):
Interest expense	11,804	16,262
Interest income	(53)	(141)
Undrawn credit facility fee	—	1,041
Amortization of deferred financing fees	222	1,176
Change in fair value of financial instruments	(1,416)	(7,308)
Write-off on debt refinancing	3,135	—

Net earnings	$6,069	$28,943

Common shares outstanding	—	35,991,600

Per share data:
Earnings from commencement of operations, basic and diluted in dollars	N/A	$0.40
Cash dividends paid	N/A	$0.23

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$18,540	$43,404
Investing activities	(8,692)	(847,192)
Financing activities	(8,279)	818,649

Net increase in cash and cash equivalents	$1,569	$14,861

Selected balance sheet data:
Cash and cash equivalents	$4,066	$15,718
Vessels	454,862	621,163
Fair value of financial instruments	—	4,799
Other assets	17,393	8,878

Total assets	$476,321	$650,558

Other liabilities	108,960	4,226
Long-term debt	376,999	122,893
Shareholders’ equity (owner’s deficiency)	(9,638)	523,439

Total liabilities and shareholders’ equity	$476,321	$650,558

Other data:
Number of vessels in operation at period end	6	13
Average age of fleet in years at period end	2.3	1.9
TEU capacity at period end	29,733	63,719
Average remaining initial term on outstanding charters	8.0	9.2
Fleet utilization	100%	100%

(1)	Includes the predecessor’s 223 day operating period ended August 11, 2005.

The predecessor operated five 4250 TEU vessels during the year ended December 31, 2004 and took delivery of its first 8500 TEU vessel in December 2004. During the year ended December 31, 2005, the predecessor operated these six vessels and took delivery of one 8500 TEU vessel in January 2005 and three 4250 TEU vessels prior to the IPO on August 12, 2005. Subsequent to the IPO, we acquired three additional 4250 TEU vessels for a total of 13 vessels in operation as at December 31, 2005.

Revenue

Charter revenue increased by 108.6%, or $39.0 million, to $75.0 million for the year ended December 31, 2005, from $35.9 million for the year ended December 31, 2004. The increase was due to the increase in the predecessor’s fleet and the number of operating days from 1,857 in 2004 to 3,648 in 2005.

Ship Operating Expenses

Ship operating costs increased by 123.3%, or $8.8 million, to $16.0 million for the year ended December 31, 2005, from $7.2 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005, increased insurance costs related to those vessels and scheduled repairs and maintenance.

Depreciation

Depreciation expense increased by 94.0%, or $8.3 million, to $17.1 million for the year ended December 31, 2005, from $8.8 million for the year ended December 31, 2004. The increase was due to the additional vessels delivered and operating in 2005.

General and Administrative Expenses

General and administrative expenses increased by 823.7%, or $1.7 million, to $1.9 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. This increase was due to additional legal, accounting, treasury, securities regulatory compliance, executive salaries, board of directors fees and other costs incurred as a result of being a publicly traded company.

Interest Expense and Change in Fair Value of Financial Instruments

Interest expense for the predecessor increased by 37.8%, or $4.5 million, to $16.3 million for the year ended December 31, 2005, from $11.8 million for the year ended December 31, 2004. This increase was due to higher principal balances. All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.

The predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in the earnings for the periods ended August 11, 2005 and December 31, 2004. Changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. Such changes resulted in an increase in gains of $5.9 million, to $7.3 million for the 223 day period ended August 11, 2005, from a gain of $1.4 million for the year ended December 31, 2004, due to market interest rate changes.

Amortization of Deferred Financing Fees and Write Off on Debt Refinancing

Amortization of deferred financing fees for the predecessor increased by 429.7%, or $1.0 million, to $1.2 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. In November 2004, the predecessor also wrote off $3.1 million due to the debt refinancing.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2006, our cash totaled $92.2 million. At December 31, 2006, we have drawn $464.3 million of an available $750.0 million from Tranche A of our credit facility to fund the delivery of our operating vessels and the 4800 TEU secondhand vessels from APM. No amounts have been drawn to date from Tranche B of our credit facility, of which $250.0 million was available to fund the acquisition of any additional new or used containerships. Tranche B had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. We are in the process of refinancing our $1.0 billion credit facility.

All amounts under the Tranche A of our credit facility must be drawn within three months of the delivery of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Any commitment undrawn by the expiration date will be canceled. There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and in certain circumstances, based on the amount of TEU capacity of the vessel and the price at which we acquired the vessel, in respect of which the advance is being made.

The credit facility has a maturity date of the earlier of (a) the seventh anniversary of the final delivery date of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering or (b) October 31, 2014. For more information, please read “Our Credit Facility.”

On May 19, 2006, we entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders. The facility is split into two separate tranches, Tranche A to fund the acquisition of the two 3500 TEU container vessels and Tranche B to fund the construction of the eight 2500 TEU container vessels. Our obligations under the facility will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU container vessels. Also, the facility will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

During the year ended December 31, 2006, we drew $35.4 million of the $283.0 million available in Tranche B to fund the construction of the 2500 TEU vessels. No amounts to date have been drawn from the Tranche A of our revolving credit facility. For more information, please read “Our Revolving Credit Facility.”

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility. The facility maturity date is the earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021.

During the year ended December 31, 2006, we drew $63.4 million to fund the construction of the four 5100 TEU vessels.

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

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We estimate that throughout the period of the delivery of the vessels we have contracted to purchase, we will pay aggregate dividends approximately equal to our operating cash flow surplus. As we complete the acquisition of the vessels we have contracted to purchase and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash for reinvestment in our business while continuing to pay dividends. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal.

In the event our future liquidity needs are greater than currently anticipated, it could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

The remaining cost to complete the acquisition of the 18 additional containerships that we have contracted to purchase is estimated to be approximately $1.0 billion, which we expect to fund primarily from our credit facilities and from the sale of additional common shares. Our obligation to purchase the vessels we have contracted to purchase is not conditional upon our ability to obtain financing for such purchase.

SCLL and certain VesselCos have agreed to our right to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the vessels we have contracted to purchase from SCLL at the time of our initial public offering. We must give 30 days’ notice to exercise this option. Those common shares would be valued at a net price equal to 95% of our initial public offering price. The issuance of the $100.0 million in common shares, plus the amount that will be available at such time under the $750.0 million Tranche A of our credit facility will be sufficient to pay for the purchase price for the vessels that we had contracted to purchase from SCLL at the time of our initial public offering. We have declined to exercise the option on two of the four remaining containerships that we have contracted to purchase from the VesselCos.

All of the vessels that are currently chartered and that we will acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us are and will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia or HL USA were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Operating Activities Cash Flows

Net cash from operating activities increased by $28.0 million, to $71.4 million for the year ended December 31, 2006, from $43.4 million for the year ended December 31, 2005. The increase was primarily attributable to the delivery in of the ten additional vessels in 2006. Cash flow from operating activities for the year ended December 31, 2006 reflects net earning from operations of $35.6 million, non-cash items of $30.9 million and changes in non cash operating working capital of $4.9 million.

Net cash from operating activities for the year ended December 31, 2005 reflects net earnings of $28.9 million, non cash items of $11.0 million and changes in non-cash operating working capital of $3.5 million.

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

Investing Activities Cash Flows

Investing activities cash flow decreased by $241.5 million, to $605.7 million for the year ended December 31, 2006, from $847.2 million for the year ended December 31, 2005. Cash flow for investing activities for the year ended December 31, 2006 consisted solely of net cash payments for vessel deliveries, vessel construction costs, and acquisition of intangible assets.

On completion of our initial public offering, we purchased ten vessels for $664.0 million. On August 17, 2005, we purchased the CSCL Melbourne for $52.7 million, on September 15, 2005, we purchased the CSCL Brisbane for $52.7 million, and on October 18, 2005, we purchased the New Delhi Express for $56.9 million. Prior to the IPO, the predecessor’s cash flow from investing activities consisted solely of net cash payments for vessel construction.

Net cash used for investing activities for the predecessor was $8.7 million during the year ended December 31, 2004, reflecting net cash payments for vessel construction of $7.5 million and repayments to related parties of $1.2 million.

Financing Activities Cash Flows

Net cash from financing activities decreased by $207.8 million, to $610.8 million for the year ended December 31, 2006, from $818.6 million for the year ended December 31, 2005. During the year ended December 31, 2006, we completed our public equity offering of 11,500,000 common shares including the additional 1,150,000 common shares issued pursuant to the underwriters’ exercise of their over-allotment option, for net proceeds of $235.1 million. We incurred $12.1 million in costs in connection with our public equity offering. During the year, we borrowed $440.3 million from our credit facilities to fund the purchase of certain of our delivered vessels and to fund the installment payments and construction costs of the vessels under construction. We also incurred $3.4 million in financing fees and paid cash dividends of $61.2 million.

During the year ended December 31, 2005, we completed our initial public offering, issuing 35,715,100 common shares for net proceeds of $710.5 million. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for net proceeds of $5.8 million. We incurred $45.3 million in costs in connection with our initial public offering. We also incurred an additional $7.3 million in financing fees as a result of obtaining our credit facility and paid a cash dividend of $8.3 million, or $0.23 per share. During the year, we borrowed $122.9 million from our credit facility to fund the purchase of the CSCL Melbourne, CSCL Brisbane and the New Delhi Express. Prior to the IPO, the predecessor’s cash flow from financing activities included a reduction of restricted cash of $11.5 million, issuance of long term debt of $45.3 million, repayment of long term debt of $11.2 million and repayment of amounts due to related part of $21.4 million.

Historically, the financing for vessels occurred at the time the predecessor entered into shipbuilding contracts. For the predecessor, vessels were financed primarily with bank loans and cash advances from the vessel owners. This financing would remain in place after the vessels were delivered. In the year ended December 31, 2006, the predecessor received additional cash under its long-term debt agreements towards the financing of the acquisition of the four 4250 TEU vessels. In November 2004, the predecessor refinanced, for more favorable repayment terms, the five operating 4250 TEU vessels, two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time. As a result of the refinancing in late 2004, the predecessor obtained additional cash and repaid to SCLL a $32.1 million cash advance for vessel construction. As the predecessor’s long-term debt was settled subsequent to our initial public offering and was not assumed by us, the historical cash flow from financing activities of the predecessor are not indicative of what our net cash flow from financing activities are currently, or will be in the future.

Ongoing Capital Expenditures and Dividends

Our operating fleet is less than five years old; as such, no significant capital expenditures for drydocking and maintenance have occurred in the past. In 2006, the CSCL Hamburg incurred approximately $0.1 million in extraordinary drydocking costs related to repairs to the rudder horn. We expect that the CSCL Chiwan will also incur approximately $0.1 million for similar repairs. The repairs which are expected to be performed in the first quarter of 2007 may take up to 10 days, resulting in off-hire of up to $0.2 million in addition to the repair cost of $0.1 million.

During the year, the New Delhi Express, one of our 4250 TEU vessels on charter to HL USA, went aground for approximately two hours at the entrance to Newark Bay, New Jersey, during heavy fog. Subsequent to the grounding, the vessel discharged all her containers and eventually moved, under her own power, to a local drydock for permanent repairs. The vessel sustained damage to her bottom plating on her starboard side. The cost of repairs and other pollution avoidance measures amounted to approximately $1.9 million, of which $1.7 million is covered by insurance and $0.2 million is the insurance deductible. The vessel was placed off-hire for 24 days by HL USA, who deducted approximately $0.5 million from hire payments. Of this $0.5 million, $0.4 million relates to loss of charter hire revenue and $0.1 million to bunker costs. To date, we have incurred a total loss of $0.7 million relating to the $0.5 million loss of hire and $0.2 million insurance deductible.

Our Manager has included the cost of routine drydocking within the technical services fee we pay pursuant to the management agreement. During 2007, three of our 4250 TEU vessels and three of our 4800 TEU vessels are scheduled for their 5-year survey for a total of six routine drydocks.

The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. On an annual basis, we will likely need at some time in the future to retain funds in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•

the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•

future market charter rates for our vessels, particularly with respect to our fleet when the vessels come off charter (this will depend on various factors, including: our existing charters are not expected to expire for approximately 5-12 years from their commencement; the existing charters are at rates substantially below current spot rates and short-term charter rates; but actual market charter rates when the existing charters expire are currently unknown);

•

our future operating and interest costs, particularly after the expiration of the initial management fees and financing arrangements described in this Annual Report (our technical operating costs will be fixed until December 31, 2008 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

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

During the year ended December 31, 2006, we paid cash dividends of $61.2 million, or $1.70 per share. During the year ended December 31, 2005, we paid a cash dividend of $8.3 million, or $0.23 per share for the partial quarter ended September 30, 2005.

C.	Research and Development

Not applicable.

D.	Trend Information

In the containership charter market, there was significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. Demand for containership capacity driven by increases in global container trade underpinned upward market movements, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Midway through 2005, containership charter rates began to fall, as a result of increased capacity and falling freight rates, before stabilizing at the end of 2006.

The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. Since early 2003 newbuilding prices have risen substantially. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $51.0 million at the start of January 2007. Over the same period, for a theoretical 4600 TEU containership the newbuilding price rose from $45.0 million to $73.0 million, while the newbuilding price for a theoretical 6200 TEU containership increased from $60.0 million to $101.0 million. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

E.	Off-Balance Sheet Arrangements

At December 31, 2006, we do not have any off balance-sheet arrangements.

F.	Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of December 31, 2006, including amounts payable under our credit facilities and interest rate swaps, consists of the following:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 years	3-5 years	More Than 5 Years
	(in thousands)
Long-term debt obligations	$563,203	$—	$—	$3,103	$560,100
Purchase obligations for additional vessels	980,013	500,463	479,550	—	—
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	1,291,832	46,986	115,218	141,107	988,521

Total	$2,835,048	$547,449	$594,768	$144,210	$1,548,621

(1)	The technical services portion of the fees are fixed through December 31, 2008 and includes payments for the vessels currently operating in our fleet at December 31, 2006 and fees for the vessels that we have contracted to purchase based on each of their contracted delivery dates. The administrative services portion of the fees are capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have assumed the same rate for 2009 to 2025, the end of the initial term of the management agreement and that vessels continue to be in operation throughout this period. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2006 are listed below:

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors
Gerry Wang	44	Chief Executive Officer and Director
Kevin M. Kennedy	47	Chief Financial Officer and Secretary
David Korbin	65	Director
Peter Lorange	63	Director
Peter S. Shaerf	52	Director
Milton K. Wong	67	Director
Barry R. Pearl	57	Director

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

Kevin M. Kennedy. Kevin M. Kennedy was appointed our Chief Financial Officer and Secretary in May 2005. Mr. Kennedy was appointed as Assistant Secretary effective March 1, 2007. Mr. Kennedy is also a Director of Seaboard Corp. (AMEX), and serves as the financial expert on their Audit Committee. From 1994 to 2001, Mr. Kennedy worked for the GE Capital Services Structured Finance Group Inc., where from 1999 to 2001 he served as the Managing Director and Head of Marine Financing. From 2001 to 2005, Mr. Kennedy served as a Partner in the Great Circle Fund LP, a private equity fund focused on the maritime industry. Mr. Kennedy has an MBA from Columbia University and a B.S., Nautical Science, from the U.S. Merchant Marine Academy.

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

Peter Lorange. Peter Lorange was appointed as a Director in August 2005. Mr. Lorange has been President of IMD since July 1, 1993. He is Professor of Strategy and holds the Nestlé Chair. He was formerly President of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Christiania Eiendomsselskap A/S, StreamServe Inc., Preferred Global Health, Zaruma Resources Inc., Copenhagen Business School and Terra Global Ltd. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University, and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf was appointed as a Director in August 2005. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 30 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. He also operated a small Caribbean liner service while working for a firm of British shipowners. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company that works extensively in the investment community. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corp (NYSE). Since May 2002, he has been a director of TBS International (NASDAQ), and since April 2002, a director of Trailer Bridge (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004. He is also a Director of The Containerization and Intermodal Institute and Vice-Chairman of the Government sponsored Short Sea Shipping

Co-operative (“SCOOP”) and is a member of the Maritime Law Association. Mr. Shaerf received his B.A. in International Business Law from London Guildhall University in London, England.

Milton K. Wong. Milton K. Wong was appointed as a Director in August 2005. Mr. Wong is also a director of Alcan Inc., Genome British Columbia, Pacific Salmon Endowment Fund Society, The Pierre Elliot Trudeau Foundation, The Laurier Institution and The Canada-US Fulbright Program. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited and has been a director of Alcan, Inc. since 2003. He was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Law Doctorate from Simon Fraser University.

Barry R. Pearl. Barry R. Pearl was appointed as a Director in October 2006. Mr. Pearl is President of WesPac Energy Group, a private developer and operator of petroleum infrastructure facilities, and serves as a Director of Kayne Anderson Energy Development Company and Targa Resources Partners, L.P. Mr. Pearl served as President, Chief Executive Officer and Director of TEPPCO Partners, L.P. from May 2002 through 2005 and as President and Chief Operating Officer from February 2001 until his appointment as Chief Executive Officer. Mr. Pearl began his career with Champlin Petroleum Company in 1974, and served in a variety of staff financial and analysis positions until his appointment as Vice President and General Manager of Calnev Pipeline in 1982. Mr. Pearl joined Southern Pacific Pipelines in 1984 and served as Vice President, Operations, Senior Vice President, Business Development and Planning, and Senior Vice President and Chief Financial Officer. From 1998 through 2000, Mr. Pearl was Vice President and Chief Financial Officer of Maverick Tube Corporation. Mr. Pearl has been involved in a number of petroleum industry organizations, including service as Chairman of the Association of Oil Pipelines from 2004 through 2005. He received a Bachelor of Arts degree in Mathematics from Indiana University, and was awarded a Masters of Arts degree in Operations Research from Yale University and a Master of Business Administration degree from the University of Denver.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of Seaspan Management Services Limited and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly owned subsidiaries provide us with technical, administrative and strategic services, pursuant to the management agreement.

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors and Director of our Manager
Gerry Wang	44	Director of our Manager and Director, President and Chief Executive Officer of Seaspan Ship Management Ltd.
Graham Porter	36	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	40	Chief Financial Officer of Seaspan Ship Management Ltd.
Peter Curtis	48	Vice President of Seaspan Ship Management Ltd.

Kyle Washington. Kyle Washington was appointed Director and Chairman of our Manager in August 2005.

Gerry Wang. Gerry Wang was appointed Director of our Manager and director, President and Chief Executive Officer of Seaspan Ship Management Ltd. in August 2005.

Graham Porter. Graham Porter was appointed Managing Director, Deputy Chairman and Director of our Manager in July 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division, and is currently a Director, Managing Director and Secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, Managing Director or Deputy Chairman of certain affiliates of our Manager. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

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

Peter Curtis. Peter Curtis was appointed Vice President of Seaspan Ship Management Ltd. in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by Seaspan Ship Management Ltd., a subsidiary of our Manager. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he joined a firm of consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as normal vessel type of projects. From 1991 to 1999, Mr. Curtis joined Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and Cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining Seaspan Ship Management Ltd. in 2001, Mr. Curtis was based in Cyprus for two years, with Columbia Ship Management as Technical Director. In 1981, he obtained a BSC Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

Recent Equity Incentive Awards

In October 2006, our board of directors, in accordance with our stock incentive plan, approved a grant to our Chief Executive Officer, Gerry Wang, of 99,500 phantom share units, subject to vesting over a three year period beginning January 1, 2007. In addition, our board of directors, in accordance with our stock incentive plan, approved a grant to our Chief Financial Officer, Kevin Kennedy, of 14,500 restricted shares, subject to vesting over a three year period beginning January 1, 2007 and a grant to Barry Pearl, a member of our board of directors, of 1,250 restricted shares that vested on December 31, 2006.

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

In addition, our board of directors has adopted an equity incentive plan as described below and on February 15, 2006, each independent director was awarded an equity incentive award of 3,750 shares of restricted stock. On October 22, 2006, our board of directors, in accordance with our equity incentive plan, approved a grant to the Chief Executive Officer, Gerry Wang, of 99,500 phantom share units, subject to vesting over a three year period beginning January 1, 2007. In addition, our board of directors, in accordance with the our equity incentive plan, approved a grant to the Chief Financial Officer, Kevin Kennedy, of 14,500 restricted shares, subject to vesting over a three year period beginning January 1, 2007 and a grant to Barry Pearl, a member of our board of directors, of 1,250 restricted shares that vested on December 31, 2006.

During the year ended December 31, 2006 and 2005, we paid to our directors and executive officers (seven persons) aggregate cash compensation of $1.0 million and $0.4 million, respectively. We do not have a retirement plan for our officers or directors.

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

The Board consists of seven members. The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Gerry Wang, Peter Lorange and Barry Pearl have terms expiring in 2007 and have been nominated by the Board of Directors for re-election at the 2007 Annual Meeting of Shareholders. Directors Peter S. Shaerf and Milton K. Wong have terms expiring in 2008. Directors Kyle Washington, and David Korbin have terms expiring in 2009.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington and Gerry Wang, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of Seaspan’s director independence standards, which reflect the New York Stock Exchange ,or NYSE, director independence standards as currently in effect and as they may be changed from time to time. The Board has the following two committees: Audit Committee and Compensation Committee. The membership of these committees during 2006 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com. During 2006, the Board held ten meetings, the Audit Committee held five meetings and the Compensation Committee held three meetings. Each director, with the exception of Peter Lorange who attended six Board meetings, attended at least 75% of the Board meetings (held during the period for which such person has been a director) during the last fiscal year. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Until October 2006, our Audit Committee included David Korbin, Peter Lorange and Milton Wong. On October 10, 2006, Barry Pearl replaced Peter Lorange as a member of our Audit Committee. All members of the committee are financially literate and the Board has determined that Mr. Korbin qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

In 2006, our Compensation Committee included Peter Lorange, Peter S. Shaerf and Milton K. Wong. Effective January 1, 2007, Barry Pearl was added as a member of our Compensation Committee. The Compensation Committee: reviews, evaluates, and approves the agreements, plans, policies and programs of the Corporation to compensate the officers and directors of the Corporation, produces a report on executive compensation each year and publishes the report in the Corporation’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of the Corporation’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time.

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

E.	Share Ownership

The following table sets forth information regarding beneficial ownership, as of March 12, 2007, of Seaspan common and subordinated shares by:

•	each of our directors;

•	each of our named executive officers; and

•	all current Seaspan directors and executive officers as a group.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
Kyle Washington (1)	—	—	1,786,250	25.0%	3.8%
Gerry Wang (2)	33,167	*	1,191,071	16.7%	2.5%
Kevin M. Kennedy	17,500	*	—	—	*
David Korbin	7,500	*	—	—	*
Peter Lorange	7,500	*	—	—	*
Peter S. Shaerf	7,500	*	—	—	*
Milton K. Wong	27,500	*	—	—	*
Barry Pearl	5,000	*	—	—	*
All executive officers, directors and director nominees as a group (8 persons)	105,667	0.3%	2,977,321	41.7%	6.3%

(1)	The number of subordinated shares shown for Mr. Washington include those shares beneficially owned by The Kyle R. Washington Trust II.
(2)	The number of subordinated shares shown for Mr. Wang include those shares beneficially owned by 0731455 B.C. Ltd.
*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and subordinated shares by each person known by us to be a beneficial owner of more than 5% of the common or subordinated shares.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
The Kyle R. Washington Trust II (1)	—	—	1,786,250	25.0%	3.8%
The Kevin Lee Washington Trust II (2)	—	—	1,786,250	25.0%	3.8%
Tiger Container Shipping Company Limited (3)	—	—	2,381,429	33.3%	5.0%
Neuberger & Berman L.P. (4)	5,720,449	14.2%	—	—	12.0%
0731455 B.C. Ltd. (5)	—	—	1,191,071	16.7%	2.5%

(1)	This information is based on the Schedule 13D filed with the SEC on March 20, 2006.
(2)	This information is based on the Schedule 13D filed with the SEC on August 12, 2005.
(3)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager. This information is based on the Schedule 13D filed with the SEC on August 12, 2005.
(4)	Includes sole voting power as to 4,840,683 shares and shared dispositive power 5,720,449 shares. This information is based on the Schedule 13G/A filed with the SEC on February 13, 2007.
(5)	0731455 B.C. Ltd., a British Columbia company, is owned by Gerry Wang, our chief executive officer and a member of our board of directors.

The major shareholders in our common shares have the same voting rights as other shareholders in our common shares.

As of December 31, 2006, 34,625 of our common shares were held by 27 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.	Related Party Transactions

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

Registration Rights Agreement

In connection with our initial public offering, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, or Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period and the VesselCos if we exercise our right to issue to them common shares as part of the purchase price for the vessels if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Management Related Agreements

For a description of our management agreement and omnibus agreement, please read “Item 4—B. Business Overview—Management Related Agreements.”

Asset Purchase Agreement

For a description of our asset purchase agreement, please read “Item 4. Information on the Company—D. Property, Plants and Equipment—Four Remaining Containerships That We Have Contracted to Purchase at Our Initial Public Offering.”

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

Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Since our initial public offering, we have paid quarterly dividends of $0.425 per share on our common and subordinated shares until the third quarter of 2006. In January 2007, we declared our quarterly dividend of $0.44625 per share, representing a 5% increase from our previous quarterly dividend, on our common and subordinated shares effective for the fourth quarter 2006 paid on February 13, 2007 to all shareholders of record on January 29, 2007. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We currently pay aggregate dividends approximately equal to our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). As we continue to take delivery of the vessels that we have contracted to purchase, we expect that our operating cash flow will increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Once we have reasonable assurance that we are retaining adequate funds from operations to maintain our capital base over the long-term, and if we make additional accretive acquisitions, our goal is to increase our quarterly dividend. We cannot provide you with any assurances that our dividend will be increased or that we will even be able to maintain our current dividend.

As compensation for providing strategic services, our Manager received 100 incentive shares concurrently with our initial public offering. The purpose of the incentive shares is to incentivize our Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.485 per share as follows:

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

There are a number of factors that could affect our dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, but are not limited to, the following:

•	we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our ability to pay dividends is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•

while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

•

even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•

the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities, and future indebtedness could contain covenants that are even more restrictive. In addition, our credit facility requires us to comply with various financial covenants, and prohibits the payment of dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and

•	our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

Please read “Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves,” “—The amount of cash we have available for dividends on our shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Our common stock is traded on the NYSE under the symbol “SSW.”

The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 9, 2005 to December 31, 2005	$21.51	$17.20
January 1, 2006 to December 31, 2006	23.50	19.51

August 9, 2005 to September 30, 2005	$21.51	$18.60
Fourth quarter 2005	20.49	17.20
First quarter 2006	21.81	19.51
Second quarter 2006	22.40	19.70
Third quarter 2006	22.97	19.90
Fourth quarter 2006	23.50	21.07

July 2006	$21.00	$19.90
August 2006	22.75	20.27
September 2006	22.97	21.50
October 2006	22.75	21.46
November 2006	22.20	21.07
December 2006	23.50	22.12

Item 10.	Additional Information

A.	Share Capital

Under our Articles of Incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share, of which 40,377,250 common shares are issued and outstanding; 25,000,000 subordinated shares (referred to in our Articles of Incorporation as the Class B Common Shares), par value $0.01 per share, of which 7,145,000 shares are issued and outstanding, 100 incentive shares (referred to in our Articles of Incorporation as the Class C Common Shares), par value $0.01 per share, of which 100 shares are issued and outstanding, and 65,000,000 preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our Rule 424(b)(5) prospectus (File No. 333-137051), filed with the SEC on November 3, 2006 and hereby incorporated by reference into this Annual Report and there have been no changes since that date.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Underwriting Agreement among Seaspan Corporation, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., UBS Securities LLC, Fortis Securities LLC, Legg Mason Wood Walker, Incorporated, Wachovia Capital Markets, LLC, DnB NOR Markets, Inc. and Dahlman Rose & Company, LLC, dated as of August 8, 2005, previously filed as Exhibit 1.1 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and is hereby incorporated by reference into this Annual Report.

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

(e) Management Agreement between Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 10.2 to Amendment No. 1 to Form F-1 (File No. 333-126762), filed with the SEC on August 2, 2005, and is hereby incorporated by reference into this Annual Report.

(f) Agreement between Seaspan Corporation and Relational Advisors LLC, dated May 18, 2005, previously filed as Exhibit 10.11 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and is hereby incorporated by reference into this Annual Report.

(g) Underwriting Agreement among Seaspan Corporation, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Dahlman Rose & Company, LLC, DnB NOR Markets, Inc. and Fortis Securities LLC, dated as of November 2, 2006, previously filed as Exhibit 1.1 to Form 6-K (File No. 1-32591) filed with the SEC on November 6, 2006 and is incorporated by reference into this Annual Report.

D.	Exchange Controls

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

United States Federal Income Tax Considerations

The following discussion is based upon the provisions of the Code as in effect on the date of this Annual Report, existing final and temporary U.S. Treasury department regulations promulgated thereunder (“Treasury Regulations”), and current administrative rulings, pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

In addition, the following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. Nor does this discussion comment on all aspects of U.S. federal income taxation which may be important to certain holders of our shares in light of their particular circumstances, such as holders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors, or former citizens or long-term residents of the United States), persons that will hold our shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the pass-through entity. If you are a partner in a pass-through entity holding our shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our shares.

United States Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax.

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

The Net Basis Tax and Branch Profits Tax

During our 2006 Year we did not have, and we do not expect to acquire, a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (“U.S. Effectively Connected Income”).

If we earn U.S. Effectively Connected Income, that income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) unless the Section 883 Exemption (as discussed below) applies. The 4% U.S. federal income tax described above, however, is inapplicable to U.S. Effectively Connected Income.

Unless the Section 883 Exemption applies, a 30% branch profits tax imposed under Section 884 of the Code also would apply to any U.S. Effectively Connected Income earned by us, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a ship that has produced U.S. Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a ship, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

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

(ii)	it satisfies one of the following three ownership tests: (a) the more than 50% ownership test (the “50% Ownership Test”), (b) the controlled foreign corporation test (the “CFC Test”) or (c) the “Publicly Traded Test”; and

(iii)	it meets certain substantiation, reporting, and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not believe that we met the 50% Ownership Test or the CFC Test with respect to our 2006 Year and we do not expect to meet those tests in future years. The analysis of our ability to meet the Publicly Traded Test follows.

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

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During our 2006 Year, our common shares were, and we expect that they will continue to be, “primarily traded” on the New York Stock Exchange.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, will be listed on such market or markets (the “Listing Threshold”) and certain trading volume requirements are met or deemed met as described below. We believe our common shares listed on the New York Stock Exchange represented more than 50% of our outstanding stock by voting power and value during our 2006 Year. Therefore, we believe that we satisfied the Listing Threshold for our 2006 Year.

It is further required with respect to each class of stock relied upon to meet the Listing Threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied these trading frequency and volume tests for our 2006 Year and expect to continue to do so in the future.

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

There is some uncertainty as to whether our common and subordinated shares should be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. For our 2006 Year, regardless of whether they are treated as a single or two separate clauses of stock for this purpose, we believe that we were not subject to the 5% Override Rule and therefore satisfied the Publicly Traded Test and qualified for the Section 883 Exemption. There can be no assurance that we will not be subject to the 5% Override Rule in the future, and there can be no assurance that we will qualify for the Section 883 Exemption at any time in the future.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is an individual U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates (through 2010) provided that: (i) such shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (iii) the U.S. Individual Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

In addition, under legislation proposed in a prior legislative session of the U.S. Congress, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Any dividends paid on our common shares that are not eligible for the preferential rate of tax on qualified dividend income will be taxed as ordinary income to a U.S. Individual Holder. See below for special rules, however, that may be applicable in the event we are treated as a PFIC.

Consequences of Possible CFC Classification

If more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a “CFC Shareholder”), we could be treated as a controlled foreign corporation (“CFC”). CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. Although we do not believe we are a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of Possible PFIC Classification

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or (ii) at least 50% of the average value of the assets held by us during such taxable year is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of determining whether we are a PFIC, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services does not constitute passive income. By contrast, rental income earned by us does generally constitute passive income unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

While there are legal uncertainties involved in this determination, based on the composition of our assets, the source of our income, and the nature of our chartering activities and other operations, we do not believe that we are, nor do we expect to become, a PFIC. This determination is based principally on the position that at least a majority, if not all, of the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, at least a majority, if not all, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year during which a U.S. Holder owns shares, that U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC). Such a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election (a “QEF Election”) to treat us as a “Qualified Electing Fund.” As an alternative to making a QEF Election, a U.S. Holder should be able to make a “Mark-to-Market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC with respect to a U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing Holder”), such U.S. Holder would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC and a Non-Electing Holder who is an individual dies while owning our shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares (other than a partnership or other entity or arrangement treated as a partnership or pass-through entity) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the distributions are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Shares

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common shares is generally the same as described above regarding distributions. However, Non-U.S. Holders who are individuals can also be subject to tax on U.S. source gain resulting from the disposition of our common shares if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

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

If a Non-U.S. Holder sells shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder certifies that he is a non-U.S. person under penalties of perjury or otherwise establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside of the United States, then information reporting and backup withholding generally will not apply to such payment. However, U.S. information reporting requirements (but not backup withholding requirements) will apply to a payment of sales proceeds, even if such payment is made outside of the United States, if a holder sells shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules exceeding such holder’s U.S. federal income tax liability by filing a claim for refund with the IRS.

Marshall Islands Tax Consequences

The following discussion is the opinion of Dennis J. Reeder, Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Bull, Housser & Tupper LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada)

(the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States and who deal at arm’s length with us (U.S. Resident Holders).

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment or fixed base in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. For a further discussion, separate from this opinion, of the tax consequences of us becoming a resident in Canada, please read “Risk Factors—Tax Risks.”

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2006, our floating-rate borrowings totaled $563.2 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $628.6 million. These interest rate swaps have a fair value of $10.7 million in our favor and $15.8 million in the counterparty’s favor.

The tables below provide information about our financial instruments at December 31, 2006 that are sensitive to changes in interest rates. See note 7 to our financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Repayment Dates
	2007	2008	2009	2010	2011	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates	—	—	—	1,502	1,601	$560,100

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

Pursuant to the credit facility agreements, at December 31, 2006 we entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional Amount as at December 31, 2006	Maximum Notional Amount(1)	Effective Date	Ending Date
		(dollars in thousands)
Interest rate swap	4.6325%	$432,671	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	62,680	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	18,784	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	18,500	106,800	July 3, 2006	February 26, 2021(2)
Interest rate swap	5.5150%	—	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

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

We conducted an evaluation of our disclosure under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our evaluation, we concluded that disclosure controls and procedures were effective as of December 31, 2006.

During 2006, we have retained an expert advisor in connection with our financial reporting of hedging transactions in accordance with FAS 133. There was no other change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Management’s Report on Internal Control over Financial Reporting

Management of Seaspan Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes the following:

•	maintaining financial reports that provide accurate and reliable financial reporting to reflect the transactions of the Company;

•

providing reasonable assurance that transactions are appropriately authorized and recorded to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and

•	providing reasonable assurance regarding the safeguarding of assets.

Internal control over financial reporting includes the controls themselves, monitoring and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management concluded that its internal control over financial reporting was effective as of December 31, 2006.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2005 and 2006 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2005 and 2006, the fees rendered by the auditors were as follows:

	2005	2006
Audit Fees	$645,000	$394,000
Audit-Related Fees	8,000	32,000
Tax Fees	18,000	45,000
All Other Fees	—	—

	$671,000	$471,000

Audit Fees

Audit fees for 2006 include fees related to our public offering of our common shares completed in November 2006 in addition to our annual audit, quarterly reviews and accounting consultation. Audit fees for 2005 include fees related to our initial public offering completed in August 2005.

Audit-Related Fees

Audit-related fees for 2006 are for Sarbanes-Oxley Act of 2002 compliance consultation. Audit-related fees for 2005 are primarily for accounting advice.

Tax Fees

Tax fees for 2006 and 2005 are primarily for tax consultation services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2005 and 2006.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

Page
SEASPAN CORPORATION (PREDECESSOR)
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of December 31, 2004 and August 11, 2005	F-2
Predecessor Combined Statement of Operations and Owners’ Equity (Deficiency) for the year ended December 31, 2004 and 223 Day Period Ended August 11, 2005	F-3
Predecessor Combined Statement of Cash Flows for the year ended December 31, 2004 and 223 Day Period Ended August 11, 2005	F-4
Notes to the Financial Statements	F-5

SEASPAN CORPORATION
Management’s Statement of Responsibilities	F-18
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheets as of December 31, 2005 and 2006	F-20
Statements of Operations for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-21
Statements of Shareholders’ Equity for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-22
Statements of Cash Flows for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-23
Notes to the Financial Statements	F-24

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005)

1.2	Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

2.1	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

2.2	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005)

4.1	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on November 6, 2006)

4.2	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.3	Management Agreement between Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Form F-1 (File No. 333-126762), filed with the SEC on August 2, 2005)

4.4	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

4.5	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

4.6	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

4.7	Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thuringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent (incorporated herein by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Form F-1 (File No. 333-126762), filed with the SEC on August 2, 2005)

4.8	Subscription Agreement between Seaspan Corporation and Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd., and Tiger Container Shipping Company Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005)

4.9	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005)

4.10	Asset Purchase Agreement by and among Seaspan Corporation and the VesselCos (incorporated herein by reference to Exhibit 10.9 to the Company’s Amendment No. 1 to Form F-1 (File No. 333-126762), filed with the SEC on August 2, 2005)

Exhibit Number	Description

4.11	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang and Kevin M. Kennedy (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

4.12	Agreement between Seaspan Corporation and Relational Advisors LLC (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

4.13	Sale and Purchase Agreement between Conti 51. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Seaspan Corporation, dated February 10, 2006 (incorporated herein by reference to Exhibit 4.13 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.14	Sale and Purchase Agreement between Conti 52. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Seaspan Corporation, dated February 10, 2006 (incorporated herein by reference to Exhibit 4.14 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.15	Shipbuilding Contract between Seaspan Corporation, Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co. Ltd., for Hull No. YZJ2005-696C, dated February 28, 2006 (incorporated herein by reference to Exhibit 4.15 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.16	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. for Hull No. YZJ2006-716C, dated February 28, 2006 (incorporated herein by reference to Exhibit 4.16 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.17	Shipbuilding Contract between Seaspan Corporation, Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co. Ltd. for Hull No. YZJ2006-717C, dated February 28, 2006 (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.18	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. for Hull No. YZJ2006-718C, dated February 28, 2006 (incorporated herein by reference to Exhibit 4.18 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

4.19	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility between Seaspan Corporation and Arranged by DnB Nor Bank, ASA, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers with DnB Nor Bank ASA as Sole Bookrunner, Administrative Agent and Security Agent and with Landesbank Hessen-Thuringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006)

4.20	Credit Facility Agreement between Seaspan Corporation and Arranged by Sumitomo Mitsui Banking Corporation with Sumitomo Mitsui Banking Corporation Europe Limited as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006)

4.21	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006)

4.22*	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co., Ltd. for Hull No. Y2J 2006-719C, dated July 4, 2006

4.23*	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co., Ltd. for Hull No. Y2J 2006-720C, dated July 4, 2006

4.24*	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co., Ltd. for Hull No. Y2J 2006-721C, dated July 4, 2006

Exhibit Number	Description

4.25*	Shipbuilding Contract between Seaspan Corporation and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Guangdong Machinery Imp. & Exp. Co., Ltd. for Hull No. Y2J 2006-722C, dated July 4, 2006

4.26*	Shipbuilding Contract between Seaspan Corporation and Hyundai Heavy Industries Co., Ltd for Hull No. 1970, dated August 8, 2006

4.27*	Shipbuilding Contract between Seaspan Corporation and Hyundai Heavy Industries Co., Ltd for Hull No. 1971, dated August 8, 2006

4.28*	Shipbuilding Contract between Seaspan Corporation and Hyundai Heavy Industries Co., Ltd for Hull No. 1972, dated August 8, 2006

4.29*	Shipbuilding Contract between Seaspan Corporation and Hyundai Heavy Industries Co., Ltd for Hull No. 1973, dated August 8, 2006

4.30*	Memorandum of Agreement between Seaspan Corporation and A.P. Møller-Mærsk A/S for M.V. Mathilde Mærsk, dated October 11, 2006

4.31*	Memorandum of Agreement between Seaspan Corporation and A.P. Møller-Mærsk A/S for M.V. Margrethe Mærsk, dated October 11, 2006

4.32*	Memorandum of Agreement between Seaspan Corporation and A.P. Møller-Mærsk A/S for M.V. Maren Mærsk, dated October 11, 2006

4.33*	Memorandum of Agreement between Seaspan Corporation and A.P. Møller-Mærsk A/S for M.V. Mette Mærsk, dated October 11, 2006

8.1	Subsidiaries of Seaspan Corporation (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005)

11.1	Code of Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006)

11.2	Compensation Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007)

11.3	Audit Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007)

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Seaspan Corporation Certification of Kevin M. Kennedy, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/S/ KEVIN M. KENNEDY
Kevin M. Kennedy
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Seaspan Corporation

We have audited the accompanying predecessor combined balance sheets of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and the related predecessor combined statements of operations and owner’s equity (deficiency) and cash flows for the 223 day period ended August 11, 2005 and for the year ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

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

In our opinion, the predecessor combined financial statements referred to above present fairly, in all material respects, the financial position of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and the results of their operations and their cash flows for the 223 day period ended August 11, 2005 and for the year ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

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

SEASPAN CORPORATION

Predecessor Combined Statements of Operations and Owner’s Equity (Deficiency)

(Expressed in thousands of United States dollars)

	Year ended December 31, 2004	223 day period ended August 11, 2005
Revenue	$35,933	$40,157

Operating expenses:
Ship operating	7,157	7,733
Depreciation	8,808	9,904
General and administrative	207	218

	16,172	17,855

Operating earnings	19,761	22,302

Other expenses (earnings):
Interest (note 8)	11,804	14,563
Amortization of deferred financing fees	222	450
Write off on debt refinancing (note 6)	3,135	—
Change in fair value of interest rate swaps	(1,416)	(7,308)
Other	(53)	(17)

	13,692	7,688

Net earnings	6,069	14,614
Owner’s equity (deficiency), beginning of period	(15,707)	(9,638)

Owner’s equity (deficiency), end of period	$(9,638)	$4,976

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Predecessor Combined Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended December 31, 2004	223 day period ended August 11, 2005
Cash provided by (used in):

Operating activities:
Net earnings	$6,069	$14,614
Items not involving cash:
Depreciation	8,808	9,904
Amortization of deferred financing fees	222	450
Change in fair value of interest rate swaps	(1,416)	(7,308)
Accrued interest capitalized to interest rate swaps	801	—
Write-off on debt refinancing	3,135	—
Change in non-cash operating working capital (note 9(b))	921	1,629

Cash from operating activities	18,540	19,289

Investing activities:
Vessels	(7,475)	(20,939)
Due from related parties	(1,217)	—
Other	—	—

Cash used in investing activities	(8,692)	(20,939)

Financing activities:
Change in restricted cash	611	(11,515)
Issuance of long-term debt	300,318	45,267
Repayment of long-term debt	(269,629)	(11,215)
Due to related party	—	(21,429)
Repayment of due to related party	(32,061)	571
Financing fees incurred	(7,054)	(862)
Other long-term liabilities	(464)	(24)

Cash from (used in) financing activities	(8,279)	793

Increase (decrease) in cash and cash equivalents	1,569	(857)
Cash and cash equivalents, beginning of period	2,497	4,066

Cash and cash equivalents, end of period	$4,066	$3,209

Supplementary information (note 9(c))

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

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

These predecessor combined financial statements are prepared in accordance with accounting principles generally accepted in the United States and combine the financial position, results of operations and cash flows of the legal entities comprising the Company as discussed in note 1. Owner’s

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

223 day period ended August 11, 2005

equity (deficiency) represents the interest of SCLL in the net carrying value of the assets and liabilities of the Company. All inter-entity transactions and balances have been eliminated.

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

Year ended December 31, 2004

223 day period ended August 11, 2005

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

Year ended December 31, 2004

223 day period ended August 11, 2005

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

For Vessels under construction during the period, Seaspan Ship Management Limited (“SSML”) provided management supervision, insurance arrangements, accounting and treasury, and provisioning services in the amount of $90,000 (2004—$620,000). For Vessels operating or that began operations during the period, SSML provided technical management services, in the amount of $573,000 (2004—$474,000) and Seaspan Crew Management Limited provided crew management services, in the amount of $113,000 (2004—$113,000). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. SSML and SCLL have also negotiated supplier and builder rebates. To August 11, 2005, substantially all supplier rebates have related to vessels under construction. These supplier rebates have been recognized by the Company as a reduction to the capital cost of the applicable Vessel when earned. Included in accounts receivable at August 11, 2005 is nil (2004—$1,852,000) of supplier rebates that are receivable from construction suppliers. Builder rebates, based on fleet volume discounts, are for the account of SCLL.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

223 day period ended August 11, 2005

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

Year ended December 31, 2004

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

$158,815

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

223 day period ended August 11, 2005

The bank term loans are secured by mortgages on the Vessels owned by the CSG I Vessel Companies (the “CSG I Vessels”), assignments of the charter party agreements with China Shipping (Group) Company (“CSG”) and assignments of the retention and earnings bank accounts of each CSG I Vessel Company. The credit agreements also provide restrictions against the use of funds in these bank accounts, which give priority to principal and interest payments and limit the amount of cash available for operations.

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

Subsequent to August 11, 2005, the CSG I Junior loans were repaid.

(c)	Bank term loans—CSG II Vessel Companies

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

Year ended December 31, 2004

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

Year ended December 31, 2004

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

$102,383

The term loans are secured by mortgages on the Vessels to be owned by the CSG III Vessel Companies (the “CSG III Vessels”), assignments of the charter party agreements with CSG after the CSG III Vessel launch date and assignments of the ship building contracts and the Refundment Guarantees

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

223 day period ended August 11, 2005

prior to CSG III Vessel deliveries. The loans are also secured by assignments of certain bank accounts, insurance proceeds of the CSG III Vessel Companies and a pledge of shares.

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

Year ended December 31, 2004

223 day period ended August 11, 2005

8.	Interest expense:

The Company capitalizes interest cost to deposits on Vessels as a component of the cost of construction in progress. The following is a summary of interest cost incurred on long-term debt during each of the years presented:

	December 31, 2004	August 11, 2005
Interest costs incurred	$17,286	$15,715
Less: interest capitalized	(5,482)	(1,152)

Interest expense	$11,804	$14,563

9.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities in the predecessor combined balance sheets are:

	December 31, 2004	August 11, 2005
Trade accounts	$1,792	$1,067
Accrued interest	2,553	2,248
Other accrued liabilities	683	934

	$5,028	$4,249

(b)	Working capital:

The net change in non-cash operating working capital items related to operating activities set out in the predecessor combined statements of cash flows consists of:

	December 31, 2004	August 11, 2005
Cash provided by (used in):
Accounts receivable	$(31)	$2,528
Inventories	49	(440)
Prepaid expenses	(149)	(335)
Accounts payable and accrued liabilities	1,297	(779)
Deferred revenue	(245)	655

	$921	$1,629

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(Tabular amounts expressed in thousands of United States dollars)

Year ended December 31, 2004

223 day period ended August 11, 2005

(c)	Supplementary information to the predecessor combined statements of cash flows consists of:

	December 31, 2004	August 11, 2005
Interest paid, excluding interest capitalized	$10,745	$14,572
Non-cash transactions:
Reclassification of deposits on Vessels to Vessels	74,000	176,788
Accrued and capitalized interest costs, including amortization of deferred financing fees	5,826	216

10.	Commitments and contingent obligations:

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

Year ended December 31, 2004

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

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Seaspan Corporation (the Company) is responsible for the preparation of the accompanying financial statements and the preparation and presentation of information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

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

February 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Seaspan Corporation

We have audited the accompanying balance sheets of Seaspan Corporation as of December 31, 2006 and 2005 and the related statements of earnings, shareholders’ equity and cash flows for the year ended December 31, 2006 and for the period from date of incorporation on May 3, 2005 to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaspan Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2007, except for note 13(c), which is as of March 13, 2007

SEASPAN CORPORATION

Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$92,227	$15,718
Accounts receivable	641	—
Prepaid expenses	3,787	2,352

	96,655	18,070
Vessels (note 5)	1,198,782	621,163
Deferred financing fees (note 6)	7,809	6,526
Intangible assets	1,315	—
Fair value of financial instruments	10,711	4,799

	$1,315,272	$650,558

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10(a))	$5,607	$1,467
Deferred revenue	5,560	2,759

	11,167	4,226
Long-term debt (note 7)	563,203	122,893
Fair value of financial instruments	15,831	—
Shareholders’ equity:
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 40,377,250 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	475	360
Additional paid in capital	748,410	512,229
Retained earnings (deficit)	(19,602)	6,051
Accumulated other comprehensive income (loss)	(4,212)	4,799

	725,071	523,439

	$1,315,272	$650,558

Commitments and contingent obligations (note 11)

Subsequent events (note 13)

Approved on behalf of the Board:

/S/ GERRY WANG	Director	/S/ DAVID KORBIN	Director

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statements of Earnings

(Expressed in thousands of United States dollars, except per share amount)

	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
Revenue	$118,489	$34,803
Operating expenses:
Ship operating (note 4(a))	29,407	8,252
Depreciation	26,878	7,186
General and administrative	4,911	1,694

	61,196	17,132

Operating earnings	57,293	17,671

Other expenses (income):
Interest expense	17,594	1,699
Interest income	(1,542)	(124)
Undrawn credit facility fee	2,803	1,041
Amortization of deferred financing fees (note 6)	1,966	726
Change in fair value of financial instruments	908	—

	21,729	3,342

Net earnings	$35,564	$14,329

Weighted-average shares used in computation of basic and diluted earnings per share	37,692	35,992
Earnings per share, basic and diluted	$0.94	$0.40

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

	Number of common shares			Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Total comprehensive income
	Class A	Class B	Class C
Class A common shares issued on initial public offering	28,570,000	—	—	$286	$599,684	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	71	149,974	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	—	1	—	—	1
Excess of purchase price paid over historical cost on vessel purchase (note 8)	—	—	—	—	(197,904)	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	3	5,804	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	—	(45,330)	—	—	(45,330)
Net earnings	—	—	—	—	—	14,329	—	14,329	$14,329
Other comprehensive net income:
Change in fair value of financial instruments	—	—	—	—	—	—	4,799	4,799	4,799

									$19,128

Dividends on common shares	—	—	—	—	—	(8,278)	—	(8,278)
Balance, December 31, 2005	28,846,500	7,145,000	100	360	512,229	6,051	4,799	523,439
Class A common shares issued on secondary offering (note 8)	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued vested at December 31, 2006	16,250	—	—	—	331	—	—	331
Restricted Class A common shares	14,500	—	—	—	108	—	—	108
Phantom share units	—	—	—	—	743	—	—	743
Net earnings	—	—	—	—	—	35,564	—	35,564	$35,564
Other comprehensive net income:
Change in fair value of financial instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$26,553

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	$475	$748,410	$(19,602)	$(4,212)	$725,071

See accompanying notes to financial statements.

SEASPAN CORPORATION

Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
Cash provided by (used in):

Operating activities:
Net earnings	$35,564	$14,329
Items not involving cash:
Depreciation	26,878	7,186
Share-based compensation (note 9)	1,182	—
Amortization of deferred financing fees (note 6)	1,966	726
Change in fair value of financial instruments	908	—
Changes in non-cash operating working capital:
Prepaid expenses and accounts receivable	(2,076)	(2,352)
Accounts payable and accrued liabilities	4,140	1,467
Deferred revenue	2,801	2,759

Cash from operating activities	71,363	24,115

Financing activities:
Common shares issued, net of share issue costs (note 8)	235,114	710,493
Draws on credit facilities (note 7)	440,310	122,893
Financing fees incurred (note 6)	(3,409)	(7,252)
Dividends on common shares	(61,217)	(8,278)

Cash from financing activities	610,798	817,856

Investing activities:
Expenditures for vessels	(502,363)	(162,237)
Deposits on vessels	(101,974)	—
Vessels acquired at completion of initial public offering (note 2)	—	(664,016)
Intangible assets	(1,315)	—

Cash used in investing activities	(605,652)	(826,253)

Increase in cash and cash equivalents	76,509	15,718
Cash and cash equivalents, beginning of period	15,718	—

Cash and cash equivalents, end of period	$92,227	$15,718

Supplementary information (note 10(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands. These financial statements are for year ended December 31, 2006 and for the period from the date of incorporation on May 3, 2005 to December 31, 2005, includes 142 days of operations from the date of the initial public offering (IPO) on August 12, 2005.

The Company was formed for the purpose of acquiring 10 containerships (the Initial Fleet) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the Predecessor) of Seaspan Container Lines Limited (SCLL) and to enter into an agreement (the Asset Purchase Agreement) to acquire 13 additional containerships from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as VesselCos) on completion of their construction, which completion was scheduled to occur between 2005—2007 (all 23 containerships collectively referred to as the Contracted Fleet). Subsequent to the completion of the IPO, the Company has also entered into agreements to acquire other containerships. The primary activity of the Company is the ownership and operation of the containerships which are engaged in the deep-sea container transportation business.

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

$755,822

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies:

(a)	Basis of presentation:

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

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

Vessels purchased pursuant to the Asset Purchase Agreement are recorded at their cost to the Company, reflecting the predetermined purchase price in the agreement.

Vessels acquired in the secondhand market are recorded at their cost to the Company which consists of the purchase price, acquisition and delivery costs.

Deposits, installment payments, interests, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period for vessels under construction are recorded as vessel deposits.

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is approximately 30 years.

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

(e)	Intangible assets:

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005 lubricants. This contractual right is recorded as an intangible asset at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

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

(i)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005 of the hedge, the Company formally assesses whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Company will discontinue hedge accounting prospectively.

(j)	Share-based compensation:

Share-based compensation awards are accounted for using the fair value method of accounting in accordance with FAS No. 123 (R), Share-Based Payment. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of the share-based awards is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the requisite service period.

(k)	Earnings per share:

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method.

(l)	Use of estimates:

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

(m)	Comparative figures:

Certain of the figures presented have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(n)	Recent accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which provides guidance on the accounting for planned major maintenance activities. The Company is currently using Accrue-in-advance method of accounting to account for dry-dock activities. The Company will adopt the deferral method of accounting for major maintenance activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled major maintenance. FSP AUG AIR-1 is required to be applied to the first fiscal year beginning after December 15, 2006. The impact of the adoption of FSP AUG AIR-1 is not yet determinable.

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005 accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Corporation after November 15, 2006.

4.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 15.0% voting interest in the Company as at December 31, 2006.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services—The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $5,750 per day for each 4800 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the year ended December 31, 2006, the Manager provided technical services at a cost of $28,811,500 (2005—$8,251,000) to the Company. For the New Delhi Express Grounding dry dock repair, the manager provided supervision services in the amount of $27,800 (2005—nil) during the year ended December 31, 2006. These supervision fees are not covered under the fixed technical services fee.

•

Administrative and Strategic Services—The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the year ended December 31, 2006, the Manager provided fixed fee administrative and strategic services at a cost of $72,000, and the Company reimbursed expenses incurred by the Manager in the amount of $836,064 (2005—$313,623).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At December 31, 2006, the incentive shares do not have rights to incremental dividends.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

(b)	Due to related parties:

As at December 31, 2006, $1,116,374 (December 31, 2005—$534,582) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services and acquisition costs paid on the Company’s behalf. As at December 31, 2006, $203,758 (December 31, 2005—nil) is due to the Manager for amounts collected from or deducted by charterers by the Company on the Manager’s behalf. These amounts are to be repaid in the ordinary course of business.

5.	Vessels:

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

December 31, 2005	Cost	Accumulated depreciation	Net book value
Vessels	$628,349	$7,186	$621,163

During the year, the Company capitalized interest costs of $2,411,000 (December 31, 2005—nil) as deposits on vessels.

6.	Deferred financing fees:

	$1 billion credit facility		$365 million revolving credit facility		$218.4 million credit facility
December 31, 2006	Tranche A	Tranche B	Tranche A	Tranche B		Total
Deferred financing fees as at January 1, 2006	$5,217	$1,309	$—	$—	$—	$6,526
Cost incurred	332	—	439	1,516	1,122	3,409
Amortization capitalized	—	—	(41)	(100)	(19)	(160)
Amortization expensed	(657)	(1,309)	—	—	—	(1,966)

Deferred financing fees as at December 31, 2006	$4,892	$—	$398	$1,416	$1,103	$7,809

December 31, 2005
Deferred financing fees beginning of fiscal period	$—	$—	$—	$—	$—	$—
Cost incurred	5,453	1,799	—	—	—	7,252
Amortization expensed	(236)	(490)	—	—	—	(726)

Deferred financing fees as at December 31, 2005	$5,217	$1,309	$—	$—	$—	$6,526

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

7.	Long-term debt:

	December 31, 2006	December 31, 2005
$1.0 billion credit facility	$464,347	$122,893
$365.0 million revolving credit facility	35,420	—
$218.4 million credit facility	63,436	—

Long-term debt	$563,203	$122,893

(a)	$1.0 billion credit facility:

During the fiscal period ended December 31, 2005, the Company entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility is being used in part to fund the acquisition of the fleet from the VesselCos and any additional new or used containerships the Company may decide to acquire. The credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the Contracted Fleet and any additional containerships the Company may acquire or October 31, 2014, whichever is earlier.

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

Tranche A is being used to fund our acquisition of the Contracted Fleet and the 4800 TEU secondhand vessels while Tranche B may be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels comprising the Contracted Fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our Contracted Fleet, if any. Tranche B had an original expiration date of December 31, 2006 but was extended to February 28, 2007. Tranche B expired as of February 28, 2007. Any commitment undrawn by the expiry date will be canceled.

The credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. The margin at any particular date will be based on certain “loan to value ratios”. The “loan to value ratio” as of any particular date is the ratio of the aggregate principal amount of outstanding advances under the credit facility as of that date, less any cash collateral in bank accounts or cash equivalents secured in favor of the lenders, to the aggregate of the market values (as determined on a charter-free basis by the average of two independent appraisers) of those vessels actually delivered. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the credit facility.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

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

The credit facility is secured by the following, among others:

•	a first-priority mortgage on our Contracted Fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of the Company’s time charters and earnings related to the collateral vessels;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention accounts; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(b)	$365.0 million revolving credit facility:

On May 19, 2006, the Company entered into a $365.0 million senior secured revolving credit facility agreement (Revolving Credit Facility) with certain lenders.

The total Revolving Credit Facility amount of $365.0 million is divided into two Tranches: Tranche A, in the maximum amount of $82.0 million and Tranche B, in the maximum amount of $283.0 million. Tranche A will be used to fund the Company’s purchase of the 3500 TEU vessels under construction from affiliates of Conti Holdings GmbH & Co. KG that are being built by Zhejiang Shipbuilding Co. Ltd. and Tranche B is being used to partially fund the purchase of our eight 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding in China. Both Tranche A and Tranche B will be divided into several advances.

The Revolving Credit Facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the facility.

The Revolving Credit Facility requires payments of a commitment fee of 0.3% per annum on the average undrawn facility amount.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

Beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.2% to 3.5% of the amount borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 47% of the amount borrowed is required upon termination of the tranche. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the amounts borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 49% of the amount borrowed is required upon termination of the tranche.

Tranche A of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or July 31, 2017, whichever is earlier. Tranche B of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or August 31, 2019, whichever is earlier.

The Revolving Credit Facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the Revolving Credit Facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a credit facility for $218.4 million. The proceeds of this facility is being used to partially finance the construction of the four 5100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. in South Korea. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The credit facility requires payments of a commitment fees of 0.3% per annum calculated on the undrawn portion of the facility.

Beginning thirty six months from the delivery of the date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or December 23, 2021, whichever is earlier.

The credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(d)	Minimum repayments:

As at December 31, 2006, minimum repayments for the balances outstanding with respect to each credit facility are as follows:

	$1 billion credit facility		$365 million revolving credit facility		$218.4 million credit facility
	Tranche A	Tranche B	Tranche A	Tranche B		Total
2007	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—
2010	—	—	—	1,502	—	1,502
2011	—	—	—	1,601	—	1,601
Thereafter	464,347	—	—	32,317	63,436	560,100

	$464,347	$—	$—	$35,420	$63,436	$563,203

8.	Share capital:

Class A common shares carry certain rights and class B common shares are subordinated to the class A common shares for the fiscal period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company has paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the Subordination Fiscal period).

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

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

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

On November 8, 2006, the Company completed a secondary offering and issued 11,500,000 common shares at $21.50 per share. The net proceeds of $235,114,000 from this offering will be used to fund a portion of the purchase price of the undelivered vessels that the Company has contacted to purchase and for working capital and other general corporate purposes.

9.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the plan, the Company issued the following share-based awards during the year:

(a)	16,250 restricted Class A common shares to its independent directors as compensation for services for 2006. These shares vested on December 31, 2006.

(b)	14,500 restricted Class A common shares to the Chief Financial Officer as compensation for services. These shares vest over 26 months with one third of the award vesting on each of January 1, 2007, January 1, 2008, and January 1, 2009.

(c)	99,500 phantom share units to the Chief Executive Officer as compensation for services. These units vest over 26 months with one third of the award vesting on each of January 1, 2007, January 1, 2008, and January 1, 2009. On January 1, 2007, 33,167 common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	30,750	21.32	99,500	22.40
Vested	16,250	20.35	—	—

December 31, 2006	14,500	$22.40	99,500	$22.40

The above shared-based awards are recognized as compensation costs over the requisite service period in the income statement based on the fair value of the award on the date of grant. During 2006, the Company recognized a total of $1,182,000 (2005—nil) share-based compensation expenses. As at December 31, 2006, there was $1,702,000 of total unrecognized compensation costs relating to the outstanding share based awards, which is expected to be recognized over a weighted average period of two years.

10.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	December 31, 2006	December 31, 2005
Due to related parties (note 4(b))	$1,320	$535
Accrued interest	2,165	297
Other accrued liabilities	2,122	635

	$5,607	$1,467

(b)	Supplementary information to the statement of cash flows consists of:

	December 31, 2006	December 31, 2005
Interest paid	$18,021	$1,390
Interest received	1,500	—
Undrawn credit facility fee paid	2,320	1,034
Non-cash transactions:
Fair value of interest rate swap	3,738	—
Fair value of interest rate swaption	3,738	—
Accrued and capitalized interest costs on vessels under construction, including amortization of deferred financing fees	972	—
Excess of purchase price over carrying value of the Initial Fleet	—	197,904

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

11.	Commitments and contingent obligations:

(a)	As at December 31, 2006, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2007	$500,463
2008	150,050
2009	329,500

$980,013

(b)	As at December 31, 2006, the Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”), a subsidiary of China Shipping (Group) Company (CSCL), HL Ships USA, LLC (“HL USA”), a subsidiary of TUI AG, and A.P. Møller-Mærsk A/S (“APM”) to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

For vessels under construction, the Company is committed under charter party agreements with COSCO Container Lines Co., Ltd., (“COSCON”), CSCL Asia and Mitsui O.S.K. Lines (“MOL”) to supply the vessels on a full-time basis for a fixed daily charter rate, once vessel construction is completed.

As at December 31, 2006, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2007	$194,383
2008	221,992
2009	267,798
2010	309,272
2011	301,028
Thereafter	1,705,356

$2,999,829

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services for the reminder of the current management agreement are as follows:

2007	$46,956
2008	52,631

$99,617

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA and APM are the Company’s only customers as at December 31, 2006. As at December 31, 2006, customers accounting for our total revenues are:

	December 31, 2006	December 31, 2005
CSCL Asia	$86,938	$33,471
HL USA	28,436	1,332
APM	3,115	—

	$118,489	$34,803

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c)	Interest rate risk management agreements:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit facility agreements, at December 31, 2006 the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional amount as at December 31 2006	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$432,671	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	62,680	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	18,784	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	18,500	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	—	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Financial Statements—(Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Year ended December 31, 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

13.	Subsequent events:

(a)	On January 1, 2007, the Company issued 3,750 shares to each independent director for a total of 18,750 shares as compensation for services for 2007. These shares will be recorded at their fair value on the date of issuance, and will be recorded as expense on a straight-line basis as the services are provided.

(b)	On January 23, 2007, the Company declared a cash dividend of $0.44625 per share, representing a total cash distribution of $21,230,000. The cash dividend was paid on February 13, 2007, to all shareholders to record on January 29, 2007.

(c)	On March 13, 2007, the Company drew $12,375,000 under its $365.0 million Revolving Credit Facility to fund the installment payments for three of the 2500 TEU vessels.