Form 20-F
period 2007-12-31
Seaspan CORP
filed 2008-03-24
CIK 1332639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

50,396,833 Class A Common Shares, par value of $0.01 per share

7,145,000 Class B Common Shares, par value of $0.01 per share

100 Class C Common Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEASPAN CORPORATION

i

ii

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and variations of such words and similar expressions are intended to identify forward-looking statements. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Risk Factors.”

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

Unless we otherwise specify, when used in this annual report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services. References to SCLL are to Seaspan Container Lines Limited. References to the VesselCos are to the 23 wholly-owned subsidiaries of SCLL.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 13100 TEU class vessels, 9600 TEU class vessels, 8500 TEU class vessels built by Samsung Heavy Industries Co., Ltd., or Samsung, 8500 TEU class vessels built by Hyundai Heavy Industries Co., Ltd., or HHI, 5100 TEU class vessels, 4800 TEU class vessels, 4500 TEU class vessels, 4250 TEU class vessels built by Samsung, 4250 TEU vessels built by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu, 3500 TEU class vessels, and 2500 TEU class vessels have actual capacities of 13092 TEU, 9580 TEU, 8468 TEU, 8495 TEU, 5087 TEU, 4809 TEU, 4520 TEU, 4253 TEU, 4250 TEU, 3534 TEU and 2546 TEU, respectively.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

	Years Ended December 31,		January 1 to August 11, 2005(1)	August 12 to December 31, 2005 As adjusted(2)	Years Ended December 31,
	2003(1)	2004(1)			2006 As adjusted(2)	2007
Statements of operations data (period ended, in thousands of dollars):
Revenue	$35,011	$35,933	$40,157	$34,803	$118,489	$199,235
Operating expenses:
Ship operating	6,577	7,157	7,733	7,832	27,869	46,174
Depreciation	8,587	8,808	9,904	7,186	26,878	50,162
General and administrative(3)	208	207	218	1,694	4,911	6,006

Operating earnings	19,639	19,761	22,302	18,091	58,831	96,893
Other expenses (income):
Interest expense	12,193	11,804	14,563	1,699	17,594	34,062
Change in fair value of financial instruments(4)	(5,808)	(1,416)	(7,308)	—	908	72,365
Interest income	—	—	—	(124)	(1,542)	(4,074)
Write-off on debt refinancing	—	3,135	—	—	—	635
Undrawn credit facility fee	—	—	—	1,041	2,803	3,057
Amortization of deferred charges	183	222	450	726	1,980	1,256
Other	(36)	(53)	(17)	—	—	—

Net earnings (loss)	$13,107	$6,069	$14,614	$14,749	$37,088	$(10,408)

Common shares outstanding (at period end):				35,991,600	47,522,350	57,541,933
Per share data (in dollars):
Basic and diluted earnings (loss) per share	N/A	N/A	N/A	$0.41	$0.98	$(0.20)
Cash dividends paid per share	N/A	N/A	N/A	$0.23	$1.70	$1.785
Statements of cash flows data (period ended, in thousands of dollars):
Cash flows provided by (used in):

	Years Ended December 31,		January 1 to August 11, 2005(1)	August 12 to December 31, 2005 As adjusted(2)	Years Ended December 31,
	2003(1)	2004(1)			2006 As adjusted(2)	2007
Operating activities	$16,860	$18,540	$19,289	$24,115	$71,363	$113,168
Investing activities	(236,369)	(8,692)	(20,939)	(826,253)	(605,652)	(1,104,704)
Financing activities	212,320	(8,279)	793	817,856	610,798	1,022,443
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents	$2,497	$4,066	$3,209	$15,718	$92,227	$123,134
Current assets	9,100	13,258	22,316	18,070	96,655	130,318
Vessels	452,141	454,862	466,112	621,163	1,198,782	2,424,253
Fair value of financial instruments, asset(4)	—	—	—	4,799	10,711	—
Deferred charges	4,828	8,201	8,548	6,526	7,879	17,240
Total assets	466,069	476,321	496,976	650,978	1,317,216	2,576,901
Current liabilities (excluding current portion of long-term debt)	4,135	5,481	5,357	4,226	11,167	15,716
Current portion of long-term debt(5)	12,848	19,773	26,203	—	—	—
Long-term debt(5)	347,946	376,999	405,495	122,893	563,203	1,339,438
Due to related party	96,883	64,822	43,393	—	—	—
Fair value of financial instruments, liability(4)	19,476	18,860	11,552	—	15,831	135,617
Owner’s equity (deficiency)	(15,707)	(9,638)	4,976	—	—	—
Share capital	—	—	—	360	475	575
Total shareholders’ equity	—	—	—	523,859	725,015	862,326
Other data:
Number of vessels in operation at period end	5	6	10	13	23	29
TEU capacity at period end	21,265	29,733	50,960	63,719	108,473	143,207
Fleet utilization(6)	100.0%	100.0%	99.8%	100.0%	99.0%	99.0%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.
(2)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity. The Company has applied FSP AUG AIR-1 retrospectively, and, as a result, the results for the 142-day period ended December 31, 2005 and the year ended December 31, 2006 have been adjusted.
(3)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial ten container ships, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.
(4)

The predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. For the year ended December 31, 2007, we entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.8700% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap agreements are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

(5)	All predecessor long-term debt was settled on the completion of the initial public offering and was not assumed by us.
(6)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during the period. We use fleet utilization to measure our efficiency in operating our vessels and the amount of days that our vessels are off-hire. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a period during which our vessels actually generate revenues. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affects the amount of vessel operating expenses that we incur.

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

We intend to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	changes in the basis of taxation of our activities in various jurisdictions.

The amount of cash we have available for dividends on our shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facilities or lease arrangements or any future credit agreements or debt securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, must pay a monthly administrative services fee not to exceed $6,000 per month and must reimburse our Manager for all reasonable costs in providing us with administrative and strategic services.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facilities and lease arrangements also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common and subordinated share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common and subordinated shares. On January 24, 2008, we announced a quarterly cash dividend increase to $0.475 per common and subordinated shares. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

We have agreed to acquire an additional 39 containerships over approximately the next 43 months. We have entered into contracts to purchase 34 of those containerships and, as of December 31, 2007, the total purchase price of the 34 vessels was estimated to be approximately $2.6 billion. Our obligation to purchase the 34 vessels is not conditional upon our ability to obtain financing for such purchases. We will lease the remaining five of the 39 vessels from Peony Leasing Limited, or Peony, a subsidiary of Bank of Scotland plc. Under the terms of our lease financing arrangements with Peony, we have the ability to purchase the five vessels from Peony at a price approximately equal to their fair market value at the end of their relevant lease terms. Although we currently intend to purchase all five vessels, we cannot assure you that we will be able to purchase them on terms favorable to us or at all.

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

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If, however, we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. At some time in the future, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will be considered by our board of directors in future decisions regarding the amount of funds to be retained in our business to preserve our capital base. Unless we are successful in making accretive acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

We currently derive the substantial majority of our revenue from four charterers, and the loss of any charterer could result in a significant loss of revenue and cash flow.

Customers for our current operating fleet are China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL; Hapag-Lloyd USA, LLC, or HL USA, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd; COSCO Container Lines Co., Ltd., or COSCON, a subsidiary of China COSCO Holdings Company Limited, or China COSCO, and A.P. Møller-Mærsk A/S, or APM. Currently, CSCL Asia, HL USA, APM and COSCON charter fourteen, nine, four and two vessels from us, respectively. For the year ended December 31, 2007, CSCL Asia, HL USA, APM and COSCON accounted for 51.6%, 27.6%, 16.4% and 4.4% of our containership revenue, respectively. All of our vessels are chartered to charterers under long-term time charters, and these charterers’ payments to us are our primary source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. The loss of any of these charters could materially and adversely affect our results of operations and financial condition.

Under some circumstances, we could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract with each of the relevant shipbuilders;

•	the charterer exercises certain specific limited rights to terminate the charter;

•	upon a change of control of the Company, the charterer fails to consent to such change of control; or

•

the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

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

In 2007, we increased the size of our contracted fleet to 68, which is approximately triple the size of our contracted fleet at the time of our initial public offering. Our Manager’s current operating and financial systems may not be adequate as we continue to implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional administrative and management personnel. We cannot guarantee that our Manager will be able to continue to hire suitable employees as we expand our fleet. In the event of a shortage of experienced labor or if our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its financial and operating systems or to recruit suitable employees as we expand our fleet, our results of operations and customer relationships may be adversely affected.

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

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. If we are required to commence legal proceedings against a charterer or a charter guarantor based in China with respect to the provisions of a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and refund guarantees from a Chinese financial institution for the installment payments that we will make to them. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders with respect to the provisions of the shipbuilding contracts or the warranties, or against the refund guarantor for a refund of our installment payments, we may have difficulties enforcing any judgment obtained in such proceeding in China.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities and lease arrangements impose financial and other restrictions on us, including our ability to pay dividends.

We entered into a $1.3 billion amended and restated secured credit facility, of which we have drawn $757.9 million as of December 31, 2007, for the financing and refinancing of our initial fleet and our 4800 TEU vessels and for general corporate purposes. Under the $1.3 billion credit facility, there are restrictions on the amount that can be advanced to us based on the market value of the vessel or vessels in respect of which the advance is being made. Our $1.3 billion credit facility has a maturity date of May 11, 2014 or May 11, 2015, if we exercise the extension option for that facility.

On June 29, 2007 and on August 7, 2007, we amended our $365.0 million secured revolving credit facility, dated May 19, 2006 for the partial financing of the acquisition of the two 3500 TEU vessels and eight of the ten 2500 TEU vessels. As of December 31, 2007, we have drawn $111.2 million on this facility. The $365.0 million credit facility has a maturity date of (a) for the 2500 vessels, the earlier of (i) the tenth anniversary of the delivery of the final 2500 TEU vessel or (ii) August 31, 2019, or (b) for the 3500 TEU vessels, July 5, 2017.

On October 16, 2006, we entered into a credit facility for $218.4 million to partially finance the construction of the four 5100 TEU vessels being built by HHI. The facility maturity date is the earlier of (a) the anniversary date falling twelve years after the delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021. As of December 31, 2007, we have drawn $83.7 million under this credit facility.

On August 8, 2007, we entered into a secured reducing revolving $920.0 million credit facility to partially finance the construction of two of the ten 2500 TEU vessels under construction by Jiangsu Yangzijiang Shipbuilding Co. Ltd., or Jiangsu, four 4250 TEU vessels under construction at New Jiangsu, eight 8500 TEU vessels under construction at HHI and for general corporate purposes. The $920.0 million credit facility has a maturity date of the earlier of (a) the twelfth anniversary of the delivery date of the vessels referenced in the credit facility or (b) December 31, 2022. As of December 31, 2007, we have drawn $336.6 million under this credit facility.

On December 28, 2007, we entered into a secured reducing revolving $150.0 million credit facility agreement with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., to finance the construction of two of our 13100 TEU vessels and for general corporate purposes. We have drawn $50.0 million from this credit facility as of December 31, 2007. The final maturity date for the $150.0 million credit facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023.

On March 17, 2008, we entered into a $291.2 million credit facility agreement to partially finance the construction of two of our 13100 TEU vessels and for general corporate purposes. The facility has a term loan component, which is divided into two tranches, and a revolving loan component, which is divided into a senior revolver and junior revolver. We have not drawn any amounts under this facility to date. The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2023 and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023.

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

Our credit facilities and lease arrangements also impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•

except in the case of the lease arrangements, pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

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

Therefore, we may need to seek permission from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ or lessors’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreements or lease arrangements, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facilities.

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facilities or future credit facilities. While we intend to refinance amounts drawn under our credit facilities or future credit facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities, future credit facilities, future issuance of debt securities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, future credit facilities, future debt securities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on some of the vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of our acquisition of the remaining 39 containerships that we have contracted to purchase or lease, as the case may be, we will have substantial indebtedness. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We depend on our Manager to operate our business.

We were incorporated in May 2005, and we do not currently have any employees. Pursuant to our management agreements, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and ability to execute our growth strategy will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if any of the management agreements were to be terminated or if their terms were to be altered, our business could be adversely affected as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

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

The fixed fees that we pay our Manager for its technical management of our ships may increase, which would increase our operating costs and could have a material adverse effect on our financial condition and results of operation.

Under the management agreements for all our vessels, we pay our Manager a fixed fee for its technical management of such vessels. Pursuant to the management agreements, the fees are effective until December 31, 2008 and thereafter, we and our Manager are required to renegotiate new fees every three years. If we and our Manager are unable to agree on new fees, the management agreements require that an arbitrator determines a fair market fee. Any increase in these fees will increase our operating costs and could have a material adverse effect on our financial condition and results of operation.

Delays in deliveries of our newly built containerships could harm our operating results.

We are currently under contract to purchase 34 and lease five additional containerships, which are scheduled to be delivered at various times over approximately the next four years. These vessels are being built by Jiangsu, New Jiangsu, HHI, Hyundai Samho Heavy Industries Co., Ltd. (a subsidiary of HHI), or HSHI, and Samsung (individually, the “Shipbuilder” and collectively, the “Shipbuilders”). The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations and financial condition.

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

In addition, each of the shipbuilding contracts for the additional 39 vessels contain “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition.

We will be paying all costs for the four 5100 TEU vessels and eight 8500 TEU vessels that are being built for us by HHI, the ten 2500 TEU vessels that are being built for us by Jiangsu, the four 4250 TEU vessels that are being built for us by New Jiangsu and the eight 13100 TEU vessels being built for us by HHI and HSHI.

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

For eight of the ten 2500 TEU vessels that we have agreed to purchase, we are required to make five payment installments, each consisting of 10% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. We have entered into a $365.0 million long-term credit facility to partially fund the construction of these vessels.

For two of the ten 2500 TEU vessels and the four 4250 TEU vessels that we have agreed to purchase, we are required to make five payment installments, each consisting of 20% of the total contracted purchase price for each vessel. For the eight 8500 TEU vessels that we have agreed to purchase, we are required to make five installments ranging from 5% to 20% of the total contracted purchase price for each vessel and a sixth installment for the final 50% balance remaining outstanding for each vessel. We have entered into a $920.0 million credit facility to partially fund the construction of these vessels.

For the eight 13100 TEU vessels that we have agreed to purchase, we are required to make five payment installments, each consisting of 10% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. We have entered into a $150.0 million credit facility and a $291.2 million credit facility to partially fund the construction of four of the eight 13100 TEU vessels.

If a Shipbuilder is unable to deliver a vessel or if we reject a vessel, we may in certain circumstances be required to pay back a portion of the outstanding balance of the relevant credit facility. Further, if a charterer rejects a vessel, we may in certain circumstances be required to pay back a portion of the outstanding balance of the relevant credit facility. Such an outcome could have a material adverse effect on our business, results of operations and financial condition.

We are relying on Peony, subject to the upper aggregate cap of $400.0 million agreed in the leases, to pay all costs for the five 4500 TEU vessels that we have agreed to lease from Peony upon delivery of the vessels.

We entered into contracts in November and December 2007 to purchase five 4500 TEU vessels from Samsung. We subsequently novated those contracts to Peony, a subsidiary of Bank of Scotland, plc, in connection with the lease financing of the 4500 TEU vessels. Pursuant to the terms of the novation and lease agreements for the vessels, Peony is responsible for all costs relating to the construction and delivery of the five 4500 TEU vessels that we have contracted to lease, but have not yet been delivered, up to a maximum aggregate amount of $400.0 million.

If Peony becomes insolvent or otherwise fails to continue to make construction payments for the 4500 TEU vessels, Samsung has the right to further novate the contracts back to us and we may need to finance the containerships before they begin operating and generating revenue, which could harm our business. Please read “Information on the Company—B. Business Overview—Financing Facilities—Our $400.0 Million UK Lease Facility” in this Annual Report.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our 4800 TEU secondhand vessels have an average age of approximately 18.5 years as of December 31, 2007. Older vessels are typically more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to these 4800 TEU secondhand vessels and may restrict the type of activities in which these vessels may engage. The increased costs associated with these vessels may prevent us from operating them profitably during the remainder of their useful lives.

Under the time charters for certain of our vessels, if a vessel is off-hire for an extended period, the charterer has a right to terminate the charter agreement for that vessel.

Pursuant to most of our time charter agreements, if a vessel is off-hire for an extended period, the charterer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but may be required to pay expenses necessary to maintain the vessel in proper operating condition. Please see “Information on the Company—B. Business Overview—Time Charters.”

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years.

We purchased the four 4800 TEU secondhand vessels from APM in 2006. Simultaneously with the delivery of the four 4800 TEU vessels, we entered into five-year charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. Our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $5,750 per day through December 31, 2008. The daily fixed fee thereafter will be subject to renegotiation every three years. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease during the option years.

Our growth depends upon continued growth in demand for containerships.

Our articles of incorporation limit our business to the chartering or rechartering of containerships to others and any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, although our business purpose may be modified by our board of directors subject to, for as long as the management agreements with our Manager are in effect, the approval of the holders of our incentive shares. Our growth will generally depend on continued growth in world and regional demand for chartering marine container shipping.

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

One of our principal strategies is to enter into additional long-term, fixed-rate container time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed-rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels.

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

There are restrictions on the amount that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made and the price at which we are acquiring or have acquired the vessel or other factors. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facilities, or obtain other financing or incur debt on terms that are acceptable to us or at all. We may also not be able to refinance our debt or obtain additional financing.

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

International container shipping is subject to security and customs inspection and related procedures, or inspection procedures, in countries of origin, destination and trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers.

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

Terrorist attacks such as the attacks on the United States on September 1l, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Hostilities in South Korea could constitute a force majeure event under our contracts with Samsung, HHI and HSHI and could impact the construction of our newbuildings or result in their inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

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

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities and lease agreements, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless directly or indirectly increase our costs.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our 8500 TEU vessels and our 9600 TEU vessels that are chartered to CSCL Asia are enrolled with Lloyd’s Register. Our 4250 TEU vessels that are chartered to HL USA and our 4800 TEU vessels that are chartered to APM are also enrolled with Lloyd’s Register. Our 4250 TEU vessels that are chartered to CSCL Asia and our 3500 TEU vessels that are chartered to COSCON are enrolled with Det Norske Veritas. Upon delivery, each of the 13100 TEU vessels, the 8500 TEU vessels and the ten 2500 TEU vessels that we have contracted to purchase will also be enrolled with Lloyd’s Register. The 4250 TEU vessels that we have contracted to purchase will be enrolled with Germanischer Lloyd. Each of the 5100 TEU vessels that we have contracted to purchase and the 4500 TEU vessels that we have contracted to lease will be enrolled with Det Norske Veritas.

All of the currently operating vessels have been awarded ISM certification and we expect that each of the vessels to be delivered in the future will be awarded ISM certification upon delivery.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection. These vessels have qualified within their respective classification societies for drydocking once every five years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements and our lease agreements for the 4500 TEU vessels. This would negatively impact our revenue.

Our Manager will engage in other businesses and may compete with us.

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd., or Seaspan International, and Norsk Pacific Steamship Company Limited, generally agreed to, and agreed to cause their controlled affiliates (which does not include us), not to engage in the business of chartering or rechartering containerships to others during the term of our Initial Management Agreement (as defined below in “Information on the Company—B. Business Overview—Management Agreements.”) The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us.

Our officers do not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our chief executive officer has entered into an employment agreement with our Manager whereby he has agreed to serve as our chief executive officer for an initial term of three years to December 31, 2008 that is renewable annually thereafter by mutual consent. Pursuant to this employment agreement, our chief executive officer devotes substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer is also employed by our Manager and he also devotes substantially all of his time to us and our Manager. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience in the container shipping industry and has worked with our Manager for many years. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. Although Mr. Wang has an employment agreement with our Manager, he does not have an employment agreement with us. In addition, Mr. Wang’s employment agreement is due to expire at the end of 2008 (or 2009 if the contract is renewed). As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be adversely affected by the loss of such services.

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

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our securities, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our securities. These conflicts include, among others, the following situations:

•

the asset purchase agreement, our Initial Management Agreement and the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were negotiated prior to our initial public offering and were not the result of arm’s-length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

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

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends, even if the purpose or effect of the borrowing is to pay a dividend on the subordinated shares;

•	our officers, including our chief executive officer and our chief financial officer, do not spend all of their time on matters related to our business; and

•	our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

Even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which the management agreements governing the management of our vessels can be terminated by us. On the other hand, our Manager has substantial rights to terminate the management agreements and, under certain circumstances could receive very substantial sums in connection with such termination.

Under the management agreements governing our vessels, our Manager has the right after five years from our initial public offering to terminate the management agreements on twelve months’ notice, although the covenant limiting our Manager’s ability to compete with us continues for two years following such termination. Our Manager also has the right to terminate the management agreements after a dispute resolution if we have materially breached any of the management agreements, in which case none of the covenants would continue to apply to our Manager.

The management agreements will each terminate upon the sale of substantially all our assets to a third party, our liquidation or after any change of control of our company occurs. If the management agreements are terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid the fair market value of the incentive shares as determined by an appraisal process. Any such payment could be substantial.

In addition, our rights to terminate the management agreements are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches one of the agreements, we may not be able to terminate any of the management agreements until 2020. This early termination right requires a two-thirds approval of our independent directors, and if we elect to do so, or if we elect to terminate the management agreements at the end of their initial terms in 2025 or a subsequent renewal term, our Manager will continue to receive dividends on the incentive shares for a five-year period from the date of termination.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager shares in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common and subordinated shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders. Please read “Information on the Company—B. Business Overview—Management Agreements—Compensation of Our Manager.”

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

Each vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respect to all other vessels in its class, thus any material defect in one vessel will likely affect all of our other vessels in such class.

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

There are greater than normal operational risks with respect to the 9600 TEU vessels that we have purchased.

The two 9600 TEU vessels that we have purchased are some of the first vessels of this type to be built. Although one other company before us has built, serviced or operated similar vessels built by Samsung, there are unknown and possibly greater than normal operational risks associated with these vessels. Problems with operation of these vessels could be encountered, which would adversely affect our receipt of revenue under time charters for these vessels as well as their future resale value.

There are greater than normal construction, delivery and operational risks with respect to the 13100 TEU vessels that we have agreed to purchase.

The eight 13100 TEU vessels that we have purchased are some of the first vessels of this type to be built. As such, there are unknown and possibly greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which would adversely affect our receipt of revenue under time charters for these vessels, as well as their future resale value.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common shares.

We may have to pay tax on U.S. source income, which would reduce our earnings.

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

We expect that we qualified for this statutory tax exemption for the year ended December 31, 2007 (our “2007 Year”) and we will take this position for U.S. federal income tax return reporting purposes. However, there are circumstances, including some that are beyond our control, that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, 5% shareholders could acquire and own the majority of our outstanding common shares. This would preclude us from being eligible for the Section 883 exemption unless we can establish that among those 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of such shares for more than half the number of days during the taxable year. Therefore, we can give no assurances regarding our qualification for this tax exemption or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject to a 4% U.S. federal income tax on our gross U.S. source shipping income for such year. The imposition of this taxation could have a negative effect on our business and could result in decreased earnings available for distribution to our shareholders.

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

Based on our assets, income and operations, we do not believe that for our 2007 Year we were a PFIC nor do we expect to become a PFIC with respect to any other taxable year. We derive substantially all of our income from time chartering activities and we believe that at least a majority, if not all, such income should be treated for relevant U.S. federal income tax purposes as services income rather than rental income. Such services income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income, in particular, at least a majority, if not all, of our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

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

In addition, legislation proposed in the U.S. Congress would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation unless the non-U.S. corporation is created or organized under the laws of a foreign country that has a comprehensive income tax system. The Marshall Islands imposes only limited taxes on entities organized under its laws. Consequently, if this legislation were enacted, the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be enacted.

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

Please read “Additional Information—E. Taxation—Canadian Federal Income Tax Consequences” for a discussion of expected material Canadian federal income tax consequences of owning and disposing of our common shares.

Item 4.	Information on the Company

A. History and Development of the Company

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships and we charter them pursuant to long-term, fixed-rate time charters to major container liner companies. We currently own and operate a fleet of 29 containerships and have entered into contracts for the purchase of an additional 34 containerships and contracts to lease an additional five containerships. Customers for our current operating fleet are CSCL Asia, HL USA, APM and COSCON. Customers for the additional 39 vessels will include Mitsui O.S.K. Lines, Ltd., or MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, Compañia Sud Americana De Vapores S.A., or CSAV, CSCL Asia and COSCON. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 29 vessels in our operating fleet as of December 31, 2007 have an average remaining term of 7.7 years plus certain options.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B. Business Overview

General

Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

We currently own and operate a fleet of 29 containerships and have entered into contracts for the purchase of an additional 34 containerships and to lease an additional five containerships. As of December 31, 2007, the average age of the 29 vessels currently in our fleet was 4.7 years. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 14 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. Nine containerships in our current fleet are under time charters with HL USA, an affiliate of TUI AG, or TUI. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company. Our two 3500 TEU vessels are under time charters with COSCON. The 39 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis to well established container liner companies.

Most of our charterers’ container shipping business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Manager and certain of its wholly-owned subsidiaries provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides assistance with ship design, drawing approval and construction supervision to a number of other vessel owning companies and container liner operators, including its affiliates.

As of December 31, 2007, our Manager and its subsidiaries employed approximately 1,100 seagoing staff and approximately 90 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability, and reduced personnel work time accidents. These standards are achieved through staff competencies, strategic alliances with suppliers and class societies on training, and information links across a nearly homogeneous fleet. Examples of our Manager’s methods include the following:

•	development of an audited competency standard for seagoing staff;

•	standardization of equipment used throughout the fleet, which brings economies of scale, good familiarization by crew and streamlined logistical support;

•	implementation of voluntary vessel condition monitoring vetted by class (our Manager was the first in the world to achieve accreditation by Det Norske Veritas on its hull planned maintenance system);

•	direct recruitment of officers and ratings through an office in India that has supported the development of a culture of company loyalty and high retention of employees;

•	implementation of a system that rewards staff for avoiding off-hire incidents and for operating without accidents; and

•	initiation and development of a cadet training program.

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

Our Manager is required to perform its services in a commercially reasonable manner and cannot engage in fraud, willful misconduct or act in a reckless or grossly negligent manner in performing its duties. Our Manager is responsible for and will indemnify us for damages resulting from its obligations or liabilities under the management agreements, breaches of the agreements, fraud, willful misconduct, recklessness or gross negligence of our Manager or certain agents (other than the crew) or affiliates of our Manager in the performance of our Manager’s duties.

Our Manager has agreed not to dispose of those wholly-owned subsidiaries that provide services to us pursuant to the management agreements.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•

Stability of cash flows through long-term, fixed-rate time charters and fixed vessel operating expenses. Each vessel that we have contracted to purchase is subject to a long-term, fixed-rate time charter. As a result, the revenues from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders and purchased secondhand vessels only when we have concurrently entered into long-term time charters with our customers. In addition, we have fixed the vessel operating expenses for our fleet through December 31, 2008 pursuant to the various agreements with our Manager governing the management of our fleet.

•

Built-in growth. We have significantly grown our fleet since our initial public offering in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order. As of December 31, 2007, we had 29 vessels in service and 39 vessels to be delivered.

•

Diverse, high-quality fleet. Our current operating fleet of 29 vessels had an average age of 4.7 years as of December 31, 2007. All of these vessels are built to high specifications, of which 23 vessels were designed by our Manager. The other newbuilding vessels we have agreed to purchase or lease meet our exacting standards for design, construction quality and maintenance. Upon delivery of the vessels we have contracted to purchase or lease, the vessels in our fleet will range in size from 2500 TEU to 13100 TEU.

•

Strong customer relationships. We have long-standing relationships with our initial customers, CSCL Asia and CP Ships Limited, or CP Ships, which was acquired by TUI, and amalgamated with its liner subsidiary, Hapag Lloyd AG, or Hapag Lloyd in 2006. We believe that we will continue to be a significant provider to CSCL Asia and HL USA, a subsidiary of Hapag Lloyd, as they continue to grow their businesses and outsource capacity to charter owners. Since the completion of our initial public offering, we have expanded our customer base to include COSCON, APM, MOL, K-Line and CSAV. We will seek to expand our relationships with our new customers as we believe they will continue to outsource the ownership and operations of their existing and newbuilding vessels. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business and enable us to further diversify our customer base.

•

Experienced management. Our Chief Executive Officer and Chief Financial Officer have over 29 years of professional experience in the shipping industry. In addition, our Manager’s core management team has experience with many companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Shipping, Safmarine Container Lines, Columbia Ship Management and V Ships. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. Since our initial public offering, our management has demonstrated a disciplined acquisition approach by significantly increasing the size of the fleet through the purchase of high-quality vessels and concurrently entering into long-term time charters.

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

•

Expand and diversify our customer relationships. Since our initial public offering, we have increased our customer base from two to seven customers and have expanded our relationships with our original two customers, CSCL Asia and HL USA. We intend to continue to expand our relationships with CSCL Asia, HL USA, COSCON, APM, MOL, K-Line and CSAV, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

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

•

Operate under a fixed cost business model. We have entered into, and expect to continue to enter into, fixed-rate contracts for the daily operations of our vessels with our Manager. Further, we have entered into interest rate swap agreements to fix the interest rate on our current and anticipated borrowings under our credit facilities until at least February 2014. We believe that operating under a fixed cost business model will provide for stability of cash flows and dividend payments. Excluding reserves, general and administrative expenses, and potential extraordinary costs, as defined in the management agreements, our operating cost structure will be fixed through at least December 2008.

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

Time Charters

General

We own containerships and charter them pursuant to long-term, fixed-rate charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage costs.

Each of the vessels in our fleet is subject to a long-term time charter. Currently, 14 containerships in our fleet are subject to charters with CSCL Asia, a subsidiary of CSCL. Nine containerships are subject to charters with HL USA, a subsidiary of Hapag-Lloyd. CP Ships has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd AG has provided a guarantee of the obligations and liabilities of CP Ships under the original guarantee. CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter. Four vessels are subject to charters with APM, and two vessels are subject to time charters with COSCON.

Each of the 39 vessels that will be delivered over approximately the next 43 months is also subject to a long-term time charter. Eight containerships are subject to charters with CSCL Asia, four are subject to charters with MOL, four are subject to charters with CSAV, seven are subject to charters with K-Line and the remaining sixteen containerships are subject to charters with COSCON.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. One of our charterers has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of 14 of the vessels in our current fleet that are chartered to CSCL Asia are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The two charters for the 9600 TEU vessels have terms of 12 years. The charters for the remaining five 4250 TEU vessels in our current fleet chartered to CSCL Asia have terms of 12 years. The eight 2500 TEU vessels that are currently under construction or will be constructed and that are chartered to CSCL Asia are also subject to charters of 12 years.

The charter periods of the four 4800 TEU vessels in our current fleet that are chartered to APM have initial terms of five years, two consecutive one-year options and a final two-year option; provided, however, that APM may declare initial terms on one or two vessels that is up to nine months less than five years; so long as they declare an initial period which is correspondingly greater than five years for the same number of vessels.

The charter periods for the two 3500 TEU vessels in our current fleet that are chartered to COSCON are 12 years. The charter period for each of the eight 8500 TEU vessels that will be constructed and that are chartered to COSCON is 12 years with three one-year options. The charter period for each of the eight 13100 TEU vessels that will be constructed and that are chartered to COSCON is 12 years.

The charter periods for the four 5100 TEU vessels that will be constructed for charter to MOL are 12 years. There is no option to extend beyond the initial term.

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

The charter periods for the five 4500 TEU vessels that will be constructed and chartered to K-Line are 12 years with two three-year options. The charter periods for the two 2500 TEU vessels that will be constructed and chartered to K-Line are 10 years.

The charter periods for the four 4250 TEU vessels that will be constructed and that are chartered to CSAV are 6 years.

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

Under the time charters with HL USA, the hire rate is payable monthly in advance at the applicable daily rate. The hire rate consists of two general components: a fixed hire rate component and a fixed payment for services. Pursuant to the management services agreement entered into by certain VesselCos with our Manager and HL USA, which were assigned to us on completion of our purchase of the vessel owned by each such VesselCo, HL USA agreed to make certain payments toward operating expenses directly to our Manager under the direction of those VesselCos. Both components are fixed for the first three years of the charters and for the seven extension years and increase for the two subsequent extension terms.

Similarly to the time charters with CSCL Asia, under the time charters with COSCON, the hire rate is payable in advance every 15 days at the applicable fixed daily rate.

The hire rate under the time charters with APM and MOL is payable monthly in advance at the applicable fixed daily rate, the hire rate with K-Line is payable semi-monthly in advance at the applicable fixed daily rate and the hire rate with CSAV is payable in advance on the 10th of each month at the applicable fixed daily rate. In each case, for any part of a payment period, the approximate amount of the hire rate is to be paid on the relevant due date with any outstanding balance to be paid day by day as it becomes due unless a bank guarantee or deposit is made by the relevant charterer.

Operations and Expenses

Our Manager operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, which include normally scheduled drydocking of the vessels. Please read “Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreements. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

Under all forms of our time charters, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers;

•	dry-docking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our time charters with HL USA, if a vessel is delayed, detained or arrested for 30 consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. Under our time charters with COSCON for the 3500 TEU vessels, if a vessel is placed off-hire for 30 cumulative days in a 365 day period, COSCON may cancel the time charter with respect to that vessel. Under our time charters with COSCON for the 8500 TEU vessels and the 13100 TEU vessels, if a vessel is placed off-hire for 45 cumulative days in a 365 day period, COSCON may cancel the time charter with respect to that vessel. Under our time charters with MOL and APM, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel. Under our time charters with CSAV, if a vessel is off-hire for more than 15 days and if we estimate that such off-hire is to last longer than 45 days, CSAV has the right to terminate the charter party. If a vessel chartered to K-Line is off-hire more than 50 consecutive days, K-Line has the option to cancel the time charter. CSCL Asia does not have similar rights under its charters with us.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel that includes maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. Our Manager provides these services to us pursuant to the management agreements between us. Please read “Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreements.

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under our time charters with HL USA, if a vessel consistently fails to perform to a warranted speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a warranted amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, HL USA has the right to terminate the time charter with respect to that vessel. Under our time charters with COSCON, if a vessel consistently fails to perform to a specified, mutually agreed to speed, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, COSCON has the right to terminate the time charter with respect to that vessel. APM, MOL, CSCL Asia and CSAV do not have similar rights under their charters with us.

Change of Control

Under our time charters with HL USA, HL USA’s prior consent is required to any material change in our ownership or voting control. HL USA cannot unreasonably withhold such consent. None of CSCL Asia, APM, MOL, COSCON, CSAV or K-Line have similar rights under their charters with us.

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

Our time charters with COSCON, MOL, K-Line and CSAV allow us to sell the vessels under time charters to any buyer suitable to fulfill the charter, but only when justified by circumstances and subject to charterer’s consent, which cannot be unreasonably withheld. In addition, under our time charters with CSAV, we must give CSAV 50 days notice of our intent to transfer ownership.

There is no similar provision in the time charters with APM relating to the sale of the vessels.

Charterers

The following information about our charterers is as of December 28, 2007:

•

CSCL Asia is a subsidiary of CSCL and is the sixth largest container shipping company in the world with over 434,00 TEU of capacity. Incorporated in China, CSCL is listed on the Hong Kong Stock Exchange with a market capitalization of approximately $2.2 billion. Currently, CSCL Asia charters 14 of the 29 vessels in our fleet although they have sub-chartered one 8500 TEU vessel to Mediterranean Shipping Company, S.A., or MSC, who operates it as the MSC Belgium. Each time charter to CSCL Asia has a guarantee provided by CSCL and CSCL Hong Kong to cover the obligations and liabilities of CSCL Asia.

•

HL USA was formed pursuant to a merger with another subsidiary of CP Ships under the laws of the state of Delaware and is a subsidiary of Hapag Lloyd. CP Ships was acquired by TUI in 2005 and was later amalgamated into its affiliate, Hapag Lloyd, to create the world’s fifth largest container shipping company with a capacity of 492,000 TEU and a market capitalization of $7.0 billion. HL USA currently charters nine vessels in our fleet.

•

COSCON is the container shipping subsidiary of China COSCO, a Chinese company publicly traded on the Hong Kong Stock Exchange, with a market capitalization of approximately $7.1 billion. China COSCO is one of the leading global providers of integrated container shipping services. COSCON is the world’s seventh largest container shipping company. COSCON is charterer of our two 3500 TEU vessels and will charter eight of our ten 8500 TEU vessels upon their deliveries in 2009 and 2010 and our 13100 TEU vessels upon their deliveries in 2011.

•

APM is the largest containership company in the world with over 1,873,000 TEU of capacity. APM is listed on the Copenhagen Stock Exchange with a market capitalization of approximately $46.1 billion. APM currently charters four vessels in our fleet although they have sub-chartered one vessel to MSC, who operates it as the MSC Sweden.

•

MOL is the 12th largest containership company in the world with over 329,000 TEU of capacity. MOL is listed on the Tokyo Stock Exchange with a market capitalization of approximately $15.4 billion. MOL will charter a total of four 5100 TEU vessels upon their deliveries in 2009.

•

CSAV is the 17th largest containership company in the world with over 253,000 TEU of capacity. CSAV is listed on the Santiago Stock Exchange with a market capitalization of approximately $1.6 billion. CSAV will charter four of our 4250 TEU vessels upon their deliveries in 2009.

•

K-Line is the 13th largest containership company in the world with over 306,000 TEU of capacity. K-Line is listed on the Tokyo Stock Exchange with a market capitalization of approximately $6.3 billion. K-Line will charter two of our ten 2500 TEU vessels upon their deliveries in 2010 and our five 4500 TEU vessels upon their deliveries in 2010 and 2011.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containership service comes from a number of experienced shipping companies. Some of our competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Management Related Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the management agreements, omnibus agreement and each of the employment agreements with Gerry Wang and Graham Porter. Capitalized words and expressions used herein and defined in the management agreements shall have the same meaning herein or as therein defined. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read each of the management agreements, the entire omnibus agreement and each of the employment agreements between subsidiaries of our Manager, Gerry Wang and Graham Porter incorporated herein by reference.

Certain aspects of our operations, including the management of our fleet, are performed by our Manager under the supervision of our board of directors. Our Chief Executive Officer and our Chief Financial Officer have been made available to us by our Manager to manage our day-to-day operations and affairs. Our Chief Executive Officer, our Chief Financial Officer and others, including our Manager and its affiliated companies, report to our board of directors regarding strategic, administrative and technical management matters.

Our Manager, Seaspan Management Services Limited, is owned primarily by trusts established for members of the Washington family and an entity indirectly owned by Gerry Wang and Graham Porter. Mr. Wang is our Chief Executive Officer and a member of our board of directors. Mr. Porter is a director and officer of both our Manager and SCLL.

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager, the provision of which is currently governed by five management agreements: the amended and restated management agreement for our initial fleet chartered to CSCL Asia and HL USA and the 4800 TEU vessels chartered to APM, or the Initial Management Agreement; the vessel management agreement for the 5100 TEU vessels chartered to MOL, or the 5100 Management Agreement; the vessel management agreement for eight of ten 2500 TEU vessels, which are chartered to CSCL Asia, and the 3500 TEU vessels chartered to COSCON, or the 2500/3500 Management Agreement; the vessel management agreement for two of ten 2500 TEU vessels, which are chartered to K-Line, the four 4250 TEU vessels chartered to CSAV and the eight 8500 TEU vessels chartered to COSCON, or the 2500/4250/8500 Management Agreement; and the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON, or the 13100 TEU Management Agreement, which we entered into on January 28, 2008 and the vessels subject to which are scheduled to be delivered in the first quarter of 2011.

Under our management agreements, our Manager is responsible for providing us with certain services, in each case, at the direction of our board of directors, which include the following:

•

technical services, which include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, and attending to all other technical matters necessary to run our business (provision of technical services and related costs are paid for by our Manager at its cost and in return for its technical services, our Manager receives fixed daily technical services fees);

•

administrative services, which include assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with the U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”)), assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, arranging for the licensing to us of the tradename “Seaspan” and associated logos, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•

strategic services, which include chartering our vessels, managing our relationships with our charter parties, identifying and negotiating the purchase and sale of vessels and arranging for financing of such vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working on the integration of any acquired business, providing pre-delivery services for vessels, including overseeing and supervising the plan approval and construction of new vessels and negotiating shipbuilding contracts and liaising with the shipbuilders, providing such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Generally, our Manager is responsible for paying for all costs associated with the provision of technical services but is not responsible for certain “extraordinary costs and expenses,” which consist of repairs for accidents; non-routine drydocking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and our Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, wilful misconduct, recklessness or gross negligence, our Manager will be responsible for them. For vessels other than those in our initial contracted fleet, we will pay for the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the relevant vessels and for fees associated with the classification society or registration under the relevant flag.

Subject to certain termination rights, the initial term of the management agreements will expire on December 31, 2025. If not terminated, the management agreements shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

Reporting Structure

Our Chief Executive Officer and our Chief Financial Officer have been made available to us by our Manager to manage our day-to-day operations and affairs. Pursuant to his employment agreement described below, our Chief Executive Officer devotes substantially all of his time to us and our Manager on our business and affairs. Our Chief Financial Officer also devotes substantially all of his time to us and our Manager on our business and affairs. Our Manager reports to our board of directors through our Chief Executive Officer and our Chief Financial Officer and operates our business. Our board of directors and our Chief Executive Officer and Chief Financial Officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our Chief Executive Officer and Chief Financial Officer utilize the resources of our Manager to run our business.

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis once the vessels have been delivered. The initial fixed fees are $4,000 per day for each 2500 TEU vessel constructed by Jiangsu and chartered to CSCL Asia; $4,200 per day for each 2500 TEU vessel constructed by Jiangsu and chartered to K-Line; $4,200 per day for each 3500 TEU vessel; $4,500 per day for each 4250 TEU vessel constructed by Samsung and chartered to CSCL Asia; $4,725 per day for each 4250 TEU vessel constructed by New Jiangsu and chartered to CSAV; $5,600 per day for each 4500 TEU vessel; $5,750 per day for each 4800 TEU vessel; $4,800 per day for each 5100 TEU vessel; $6,000 per day for each 8500 TEU vessel; $6,500 per day for each 9600 TEU vessel; and, $6,750 per day for each 13100 TEU vessel. We believe these are fair market fees.

The initial fixed fees are in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years, provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee.

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

In return for providing us with strategic and administrative services, our Manager is entitled to a service fee not exceeding a maximum of $6,000 per month, and to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. Our Manager provides these services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreements provide that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

In connection with providing us strategic services, our Manager’s affiliate acquired 100 incentive shares for $1,000 concurrently with our initial public offering. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share. On January 24, 2008, we announced a quarterly cash dividend increase to $0.475 per common and subordinated shares. Under the terms of the Initial Management Agreement, we have the right to reacquire the incentive shares from our Manager’s affiliate at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

The following table further details this allocation among the common, subordinated and incentive shares:

		Allocation of Incremental Operating Surplus Paid as a Dividend
	Quarterly Common and Subordinated Share Dividend Target Amount	Common and Subordinated Shares	Incentive Shares
Below First Target	up to $0.485	100%	0%
First Target	above $0.485 up to $0.550	90%	10%
Second Target	above $0.550 up to $0.675	80%	20%
Third Target	above $0.675	75%	25%

The table below illustrates the percentage allocations of operating surplus distributed between the common shares, subordinated shares and the incentive shares as a result of certain quarterly dividend amounts per common and subordinated share. The amounts presented below are intended to be illustrative of the way in which the incentive shares are entitled to an increasing share of dividends based on the target dividend levels described above as total dividends increase. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common and Subordinated Share	Common and Subordinated Share Dividend as Percentage of Total Dividends	Incentive Share Dividend as Percentage of Total Dividends
$0.485	100.00	0.00
$0.550	98.70	1.30
$0.675	94.61	5.39
$0.750	92.20	7.80
$1.000	87.20	12.80

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

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of our Initial Management Agreement, except as provided below. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. In the event that our Initial Management Agreement is terminated for Manager Cause or Manager Breach or if our Manager elects to terminate our Initial Management Agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. The non-competition agreement does not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

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

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after our Initial Management Agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1000 TEU; or

•	providing technical ship management services relating to containerships.

Rights of First Offer on Containerships

Our Manager and Seaspan International and their controlled affiliates have granted us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer does not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer is in effect during the term of our Initial Management Agreement and, unless termination is for Company Breach or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

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

Our Manager and Seaspan International have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of our Initial Management Agreement and extending for a period of two years, unless such termination is for Manager Cause, Manager Breach or our Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Employment Agreement with Gerry Wang

Our Chief Executive Officer has entered into an employment agreement with Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager. The employment agreement provides that Mr. Wang receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager, half of which is being reimbursed by us. We reimburse our Manager for a portion of this amount under the Initial Management Agreement. Pursuant to this agreement, Mr. Wang serves as the Chief Executive Officer of SSML and as our Chief Executive Officer. He devotes substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 180 days and 210 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, our Manager cannot terminate the Chief Executive Officer without our prior consent, which cannot be unreasonably withheld.

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

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the Initial Management Agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for one half of this amount under the Initial Management Agreement. Pursuant to this agreement, Mr. Porter serves as the Chief Executive Officer of Seaspan Advisory. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 180 days and 210 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term.

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

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Financing Facilities

Our $1.3 Billion Credit Facility

The following summary of the material terms of this $1.3 Billion Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $1.3 Billion Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $1.3 Billion Credit Facility listed as an exhibit to this Annual Report.

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility was amended and restated on May 11, 2007. The amended and restated credit agreement (the “$1.3 Billion Credit Agreement”) provides for a $1.3 billion single-tranche senior secured seven year revolving credit facility. The borrowings of the facility may be used to finance vessel acquisitions, to refinance vessels already acquired by us and for general corporate purposes. The facility maturity date is May 11, 2014, except that we have the option to extend the facility maturity for one additional year under certain circumstances.

Our obligations under the $1.3 Billion Credit Agreement are secured by, among other things, first and second priority mortgages on the vessels of our initial fleet as well as the 4800 TEU vessels. Also, the facility is secured by a first-priority assignment of earnings related to these same vessels, including time-charter revenues, and a first-priority assignment of insurance proceeds.

Until August 11, 2012, we will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels that are collateralized. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility so long as the loan to value ratio does not exceed 80% (the “Overadvance Loan”).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. We have the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. Under the terms of $1.3 Billion Credit Agreement, we must pay interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum. The $1.3 Billion Credit Agreement requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

In addition to the security granted by us to secure the facility, we are also subject to other customary conditions before we may borrow under the facility, including but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the $1.3 Billion Credit Agreement. In addition, the $1.3 Billion Credit Agreement contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $1.3 Billion Credit Agreement also contains certain financial covenants including but not limited to those that require us to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $1.3 Billion Credit Agreement contains customary events of default, including but not limited to non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $365.0 Million Credit Facility

The following summary of the material terms of the $365 Million Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $365 Million Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $365 Million Credit Facility listed as an exhibit to this Annual Report.

On May 19, 2006, we entered into an agreement for an 11 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders (the “$365 Million Credit Agreement”).

The facility is split into two separate tranches, one to partially fund the acquisition of our two 3500 TEU vessels and the second to partially fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances. Our obligations under the facility are or will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU vessels. Also, the facility is or will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues, and any insurance proceeds and first priority assignments of shipbuilding contracts and related refund guarantees.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning January 5, 2008, the total amounts available for borrowing under the first tranche were reduced and will continue to be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid.

Indebtedness under this revolving credit facility bears interest at a rate equal to LIBOR plus 0.850% until approximately July 5, 2013, for the first tranche, and the earlier of the sixth anniversary of the delivery date of the last 2500 TEU vessel and August 31, 2015, for the second tranche, and LIBOR plus 0.925% thereafter for both tranches. We incur a commitment fee on the undrawn portion of the revolving credit facility at a rate of 0.30% per annum.

We are subject to other customary conditions before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

This revolving credit facility agreement contains certain financial covenants including covenants requiring us to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios similar to the $1.3 Billion Credit Agreement.

The $365 Million Credit Agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy and change of control.

On June 29, 2007, we amended the $365 Million Credit Agreement. The amendments included permitting us to enter into the 2500/3500 Management Agreement and requiring us to provide a first priority assignment of such management agreement in favor of the lenders and converting certain conditions precedent to each pre-delivery drawing into conditions subsequent that may be satisfied within 35 days after the relevant drawing. If we do not comply with the conditions subsequent within the required time periods set out in the amendment, we must immediately repay the relevant advance to which the non-compliance relates and the repayment will cure the non-compliance.

We further amended the $365 Million Credit Agreement on August 7, 2007 to increase the number of days by which we must deliver to our lenders certain financial information of the charterers, charter guarantors or certain related companies for the vessels that are financed under this facility.

Our $218.4 Million Term Loan Facility

The following summary of the material terms of the $218.4 Million Term Loan Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $218.4 Million Term Loan Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $218.4 Million Term Loan Facility listed as an exhibit to this Annual Report.

On October 16, 2006, we entered into an agreement for a $218.4 million credit facility (the “$218.4 Million Credit Agreement”). The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels. The facility maturity date is the earlier of the anniversary date falling twelve years after the delivery date of the fourth 5100 TEU vessel delivered and December 23, 2021.

Our obligations under the facility are secured by first-priority assignments of the shipbuilding contracts and refund guarantees, first-priority assignments of our earnings related to the 5100 TEU vessels, including time-charter revenues, and a first-priority assignment of the management agreement for the 5100 TEU vessels. Also, our obligations under the facility will be secured by first-priority mortgages on each of the vessels and a first-priority assignment of any insurance proceeds.

Beginning thirty-six months from the scheduled delivery date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum. The credit facility requires payment of a commitment fee of 0.3% per annum calculated on the undrawn, uncancelled portion of the facility.

We are subject to other customary conditions before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse change on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; or

•	change the flag, class, or management of our vessels.

The $218.4 Million Credit Agreement also contains covenants, among others, requiring us to maintain:

•	a tangible net worth of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio of 1.1 to 1.0.

The $218.4 Million Credit Agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $920.0 Million Credit Facility

The following summary of the material terms of the $920 Million Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $920 Million Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $920 Million Credit Facility listed as an exhibit to this Annual Report.

On August 8, 2007, we entered into a secured reducing revolving $920.0 million credit facility agreement with certain lenders (the “$920 Million Credit Agreement”). The proceeds of this facility are available to partially finance the construction of two of the 2500 TEU vessels by Jiangsu, the four 4250 TEU vessels by New Jiangsu and the eight 8500 TEU vessels by HHI. After delivery of these vessels, we may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2022. Our obligations under this credit agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $920 Million Credit Agreement, we may borrow up to the lesser of $920.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,250,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date that we must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the credit agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The $920 Million Credit Agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.5% per annum. The credit agreement also requires payment of a commitment fee of 0.20% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. We are also subject to certain conditions subsequent to drawing including, but not limited to, registration of certain refund guarantees with applicable authorities in the People’s Republic of China. In addition, the facility contains various covenants limiting our ability to among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $920 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require us to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $920 Million Credit Agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $150.0 Million Credit Facility

The following summary of the material terms of the $150.0 Million Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $150.0 Million

Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $150.0 Million Credit Facility listed as an exhibit to this Annual Report.

On December 28, 2007, we entered into a secured reducing revolving $150.0 million credit facility agreement (the “$150 Million Credit Agreement”) with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels; one of which is under construction by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023. Our obligations under this credit agreement are or will be secured by, among other things, pre-delivery assignments of the ship building contracts and refund guarantees for the vessels, assignments of time charter and earnings, a pledge of shares in the borrowers by us, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $150 Million Credit Agreement, we may borrow for each vessel up to the lesser of $150.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) for that vessel provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that a vessel is not delivered by October 27, 2011. Commencing on the earlier of six months after the delivery date of the last vessel and April 27, 2012, the facility will reduce by consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date we must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the credit agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The $150 Million Credit Agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.8% per annum. The credit agreement also requires payment of a commitment fee of 0.20% per annum calculated on the undrawn, uncancelled portion of the facility.

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent before borrowing under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. In addition, the facility contains various covenants limiting, our ability and the ability of the borrowers to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $150 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require us to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $150 Million Credit Agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $291.2 Million Credit Facility

The following summary of the material terms of the $291.2 Million Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $291.2 Million Credit Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $291.2 Million Credit Facility listed as an exhibit to this Annual Report.

On March 17, 2008, we entered into a $291.2 million credit facility agreement, or the $291.2 Million Credit Agreement. The facility has a term loan component, which is divided into two tranches, and a revolving loan component, which is divided into a senior revolver and junior revolver. The proceeds of this facility are available to partially finance the construction of two of our 13100 TEU vessels, one of which is under construction by HHI and the other by HSHI. The term loans are available for drawing until a certain period of time following the scheduled delivery date of each vessel. After delivery of these vessels, we may use the revolving loan for general corporate purposes.

The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2023 and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023. The outstanding loans under the facility must be paid in full by the relevant final maturity date.

Our obligations under the $291.2 Million Credit Agreement will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea, or KEXIM.

Under the $291.2 Million Credit Agreement, we may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs (as defined in the credit agreement) and on an individual vessel basis, the lesser of $145.6 million and 80% of the vessel delivered costs for that vessel provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel. Consistent with export-import bank financing under the applicable OECD rules, we must pay 20% of the vessel delivered costs on or prior to the delivery date.

We may prepay the term loans on a repayment date (as defined in the credit agreement) without penalty, other than breakage costs and opportunity costs in certain circumstances. We may prepay the revolving loan on the last day of any interest period except that we are not permitted to prepay the junior revolving loan during the pre-delivery period. Amounts of the revolving loan that are prepaid voluntarily may be re-borrowed up to the amount of the revolving loan. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel, the cancellation of a ship building contract or if the guarantee provided by KEXIM ceases to be valid for certain reasons and KEXIM determines that there has been or could be a material adverse effect on our ability to perform our payment obligations. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans.

The $291.2 Million Credit Agreement requires payment of interest on the outstanding revolving loan at a rate calculated as LIBOR plus 0.85% per annum and payment of interest on the outstanding term loans at a rate calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche, LIBOR plus 0.35% for the second tranche. The credit agreement also requires payment of a commitment fee of 0.30% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent and other restrictions before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. In addition, the facility contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $291.2 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require us to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $291.2 Million Credit Agreement contains certain events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $400.0 Million UK Lease Facility

The following summary of the material terms of the $400.0 Million UK Lease Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $400.0 Million UK Lease Facility. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $400.0 Million UK Lease Facility listed as an exhibit to this Annual Report.

Our wholly-owned subsidiary, Seaspan Finance I Co. Ltd., or the lessee, entered into lease agreements with Peony, also referred to as the lessor, for a UK lease facility in respect of each of the 4500 TEU vessels. The purpose of the lease facility is to finance the acquisition of our 4500 TEU vessels. The facility limit, or the aggregate net capital expenditure allowed for all five 4500 TEU vessels under the terms of the lease agreements, is $400.0 million. The lessee and the lessor entered into lease agreements for all five of the 4500 TEU vessels on December 27, 2007, accompanied by a payment to Samsung by the lessor for three of the 4500 TEU vessels on December 28, 2007 and for the remaining two 4500 TEU vessels on January 8, 2008.

As part of the lease transaction, the lessor acquired each 4500 TEU vessel by way of a novation of the shipbuilding contract so that legal title of each vessel will pass from Samsung directly to the lessor on the delivery date of each vessel. The lessor appointed our Manager as its agent to supervise the construction of the vessels in accordance with the terms of the novated shipbuilding contracts. Our Manager will perform all of the obligations of the lessor under the novated shipbuilding contracts, other than payment of the contract price, which the lessor will be responsible for during the construction period and signature of the protocol of delivery and acceptance (which it may only sign upon instruction and satisfaction of the lease conditions precedent). If the amounts owing to Samsung are in excess of the $400.0 million facility limit, the lessee will contribute towards the lessor’s capital expenditure on each vessel.

On the delivery date of each vessel, the lessor will lease the vessel to the lessee by bareboat charter for a maximum period of four years and 360 days, during which time the lessee will have full possession and use of the vessel with quiet enjoyment except in certain limited circumstances. During the lease period, the lessee will pay to the lessor a rental payment calculated in accordance with a financial schedule appended to the lease agreements. The payments are predicated upon a number of principles and variable assumptions. The lessee bears any change of law risk. To the extent that any variable assumptions are incorrect, the lessor will be entitled to alter the rentals payable under the leases to take account of the failure of, or the change in, the relevant assumption. The obligation of the lessee to pay such rent applies irrespective of any contingency, including but not limited to the unavailability of the relevant vessel for any reason.

The rentals will be paid in large part by equal installments and quarterly in arrears, the first installment payable on the first to occur of January 15, April 15, July 15 and October 15 after delivery from Samsung and the final payment for each vessel, being the lower of 99% of the total vessel cost and $64,000,000, will be due and payable at the end of the lease period. No rental payments will be due to the lessor during the construction period.

The lease agreements require payment of a commitment fee of 0.35% of any undrawn balance of the facility limit payable in arrears on interest payment dates during the construction period.

The lessee’s obligations under the $400.0 million facility are secured by a general assignment of earnings (other than those related to the time charters for the vessels), insurances and requisition hire for each vessel and a corporate guarantee issued by us in respect of the obligations of the lessee and our Manager.

Subject to payment of a termination fee in certain circumstances, the lessee may voluntarily terminate the lease agreements during the construction period if the lease transactions are determined to be economically burdensome or commercially burdensome. Upon a voluntary termination during the construction period, the lessor will further novate the vessel to the lessee. The lessee may also terminate the lease during the lease period after the construction period subject to payment of a termination fee. Upon such termination, the lessor will sell the relevant vessel and appoint the lessee as its sales agent for that purpose. Following the sale, the lessor will pay to the lessee a rebate of rental equal to 99.99% of the proceeds of sale of the vessel (after deduction of any rental or other sums then due and unpaid to the lessor).

The lease agreements may be treated by the lessor as terminated in the event of certain circumstances including the failure of the lessee to pay an installment of rent and the acceleration and non-payment of the financial indebtedness owed by us or the lessee to the lessor or any other subsidiary of Bank of Scotland plc, and failure of the lessee to perform other obligations of a non-financial nature. The lessee will also be required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, including but not limited to a change in law which will result in the lessor incurring a material liability or increased liability arising out of its ownership of the vessel beyond its day-one liabilities that does not entitle the lessor to increase the rental payment. Termination or mandatory prepayment will result in payment by the lessee to the lessor of a termination amount, rental amounts due and payable, broken funding costs and other costs. If the termination or mandatory prepayment event occurs during the lease period, the lessor will have the right to sell the vessel which shall be subject to the above sales agency arrangements unless the lessee has forfeited these.

The lease agreements contain various covenants regarding the use and employment of the vessels, their maintenance and operation, equipment, title and registration and insurances. The lease agreements also contain certain covenants that limit the ability of the lessor to, among other things, create or allow any security interests to arise over the vessels. Certain financial covenants are included in our corporate guarantee that are similar to those in our credit facilities and which include, but are not limited to, those that require us and our subsidiaries to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash and cash equivalents of $25,000,000 if at any time less than 50% of the collateral vessels are subject to time charters having a remaining term of one year or more;

•	a net interest coverage ratio always greater than 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than 1.1 to 1.0.

Subject to the lessee not being in default under the lease agreement at the relevant time, at the end of each lease period and in other prescribed circumstances, the lessor will appoint the lessee as its sole and exclusive agent to sell the relevant vessel to certain acceptable parties, excluding the lessee (but not excluding Seaspan Corporation or one of its other subsidiaries) and K-Line. The sale must be on best terms, including price, that are reasonably obtainable on the open market on an “as is, where is” basis. Following the payment of the sale proceeds to the lessor, the lessor will unconditionally pay to the lessee a rebate of rental equal to 99.99% of the proceeds of sale of the vessel (after deduction of any rental or other sums then due and unpaid to the lessor).

To comply with the lease arrangements, the lessee is a party to the time charters with K-Line, and we have guaranteed the performance of the lessee’s obligations to K-Line.

The lease agreements also provide for a standby loan agreement to be provided by an affiliate of the lessor to a Seaspan company, or a Standby Lender, at the end of the lease period in respect of the vessels. The availability of the standby loan will be determined in the sole discretion of the Standby Lender and on the terms and conditions set out in the lease agreements.

The benefits under the lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor as a result of adverse tax rate changes or rulings, or in the event that we terminate one or more of our leases, the benefits of a reduced financing margin may be lost.

In entering into the lease arrangements, the lessee has taken credit, insolvency and performance risk on the lessor. If the lessor is subject to insolvency or similar proceedings in the UK, the lessee may not be able to obtain full performance of the lease arrangements, and will be subject to the insolvency rules applicable to claims by unsecured creditors. However, the lessee has the benefit of a limited parent support letter from Bank of Scotland plc.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, Canadian Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships (MARPOL) imposes environmental standards on the shipping industry relating to pollution prevention and procedures, technical standards, oil spills management, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of the vessels we have agreed to purchase are generally Annex VI compliant. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The United States in February 2007 proposed a series of amendments to Annex VI regarding emissions of particulate matter, nitrogen oxides, and sulfur oxides emission standards. The emission program described in this proposal would reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in certain coastal areas where air-quality problems are acute. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply. Neither the United States nor Canada have ratified Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea (SOLAS) to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of the 29 vessels in our current fleet is ISM code-certified.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 24, 2008, the BWM Convention has not yet been adopted by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011 were adoption by the requisite number of states to lead to an earlier effective date.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “Bunker Oil.” The Bunker Convention defines “Bunker Oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). As of November 2007, the Bunker Convention has been ratified by a sufficient number of nations for entry into force, and the Bunker Convention will become effective on November 21, 2008. Until the Bunker Convention comes into force, liability for spills or releases of oil from ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships (AFSC) is to come into force, and will prohibit the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels will be required to obtain certification of compliance, which is anticipated to be achievable in due time.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements. What follows will describe such regional regulations.

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

Amendments to OPA 90 signed into law on July 11, 2006 increased the limits on the liability of responsible parties for any vessel other than a tank vessel to $950 per gross ton or $800,000, whichever is greater, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation. OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the act. In 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the then-applicable OPA limitation on liability of $600 per gross ton and the U.S. CERCLA liability limit of $300 per gross ton, as described below. On February 5, 2008, the U.S. Coast Guard proposed a new rule that will increase the applicable amount of required evidence of financial responsibility to $1,250 per gross ton, to reflect the increase in liability limits under OPA pursuant to the recent amendments and CERCLA. Under the U.S. Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. We have obtained the necessary OPA financial assurance certificates for each of our vessels currently in service and trading to the United States.

The Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Each of our vessels has the necessary response plans in place to comply with the requirements of the CGMTA and OPA.

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

Ballast Water Management

The U.S. Environmental Protection Agency, or the EPA, had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from the Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in so exempting ballast water from regulation under the act. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA has appealed this decision, and oral arguments on the appeal were heard by the Ninth Circuit Court of Appeals on August 13, 2007. No decision has yet been issued. However, on June 21, 2007, the EPA provided notice of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited comments. If the exemption is ultimately repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering waters in the United States that are subject to this ruling.

Similarly, on August 15, 2007, a federal district court in the state of Michigan upheld a state environmental law requiring vessels to obtain a ballast water discharge permit to operate in state waters and use certain technologies to prevent the introduction of non-native species into waters of the state. The Michigan Department of Environmental Quality has approved four options for ballast water treatment that involve sodium hypochlorite, chlorine dioxide, ultraviolet light radiation, or de-oxygenation. The use of these technologies may be costly for oceangoing vessels operating in Michigan ports to implement. International shipping entities have appealed the decision. If this decision is upheld, other states may create similar ballast water regulations that could increase the costs of operating in state waters of the United States.

Additionally, on October 10, 2007, the California governor signed into law legislation (A.B. 740) expanding the state’s marine invasive species ballast water regulatory program (A.B. 433, California’s Marine Invasive Species Act, which regulates the discharge and/or exchange of ballast water of vessels coming from outside the exclusive economic zone into a California port) to regulate “hull fouling organisms.” A.B. 740 gives the State Lands Commission until 2012 to adopt regulations requiring vessels owners and operators to use best available and economically feasible “inwater” technology to remove aquatic species from submerged parts of vessels. Until the regulations can be implemented, A.B. 740 specifies that “hull fouling organisms,” such as barnacles, algae, mussels, and worms that attach to the hard parts of ships, must be removed and disposed of on a regular basis. Furthermore, on October 15, 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations will be implemented on a graduated time schedule beginning on January 1, 2009, with a final performance standard of zero detectable living organisms going into effect on January 1, 2020. Other states may create other similar hull cleaning regulations or ballast water performance standards that could increase the costs of operating in state waters of the United States.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in November 2007, EPA issued an Advance Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. The standards under consideration are consistent with the U.S. Government’s proposal to amend Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. Certain emission standards under consideration could take effect as early as 2011. This announcement comes as EPA is defending a lawsuit seeking to require new limits for emissions from Category 3 marine diesel engines on U.S. and foreign-flagged vessels operating in U.S. waters. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

The CAA also requires states to draft State Implementation Plans (SIPs) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from degassing operations by requiring the installation of vapor control equipment on vessels. A risk exists that new regulations could require significant capital expenditures and otherwise increase our costs.

California’s Air Resources Board regulations effective January 1, 2007, set emission limits on particulate matter, sulfur oxides, and nitrogen oxides from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding 0.1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. These regulations were challenged, and a federal District Court in the Eastern District of California issued an order on August 30, 2007 blocking California from enforcing the rule, holding that the EPA, not the state, had authority to regulate ship emissions. California appealed, and the Ninth Circuit lifted the District Court’s stay on October 23, 2007 while the state’s appeal is pending. As of January 16, 2008, the Ninth Circuit had yet to make its decision, and the rule was still in effect.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act, 2001

On July 1, 2001, the Canada Shipping Act, 2001, or CSA 2001, replaced the Canada Shipping Act as the primary legislation governing marine transport, pollution and safety. However, most of the provisions of CSA 2001 did not come into force until July 1, 2007 when certain regulations necessary to implement these provisions came into effect. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada and establishes the primary regulatory and liability regime for oil pollution prevention and response.

CSA 2001 requires ship owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. Failure of a vessel to comply with these requirements can result in a fine of up to C$1.0 million or imprisonment for a term of not more than 18 months, or both. Lesser offenses, such as failing to comply with the directions of a pollution prevention officer, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both.

CSA 2001 also makes it a strict liability offense to discharge a pollutant, including but not limited to, oil from a vessel. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. The maximum fine for marine pollution, or for failing to implement an oil pollution plan, is C$1 million or imprisonment for not more than 18 months, or both. If the discharge of a pollutant continues for more than one day, the person committing the offense may be convicted of a separate offense for each day on which the pollutant is discharged. Lesser offenses, such as failing to comply with directions of the Minister in respect of a pollution incident, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both. Depending upon the circumstances of the offense, a person convicted of an offense may be subject to other penalties, such as being liable to fund the cost of conducting research into the ecological use and disposal of the pollutant in respect of which the offense was committed.

CSA 2001 also provides the authorities with broad discretionary powers to enforce its requirements. The CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offence has been committed.

Migratory Birds Convention Act, 1994

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

MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. Increased maximum fines range from C$300,000 to C$1 million or imprisonment from six months to three years, or both, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer. MBCA imposes minimum fines, C$500,000 for an indictable offence and C$100,000 for a summary offence, for offences committed by a vessel in excess of 5,000 tons deadweight. An offence can be committed by a “person” or a “vessel.”

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

The Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. Insofar as the shipping industry is concerned, CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit.

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

Fisheries Act

The Fisheries Act prohibits the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to counteract, mitigate or remedy any adverse effects resulting from a spill and are subject to maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both.

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

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Maximum penalties for an offence are C$1 million or imprisonment for up to six months, or both. Where a person intentionally causes damage to the environment, the maximum penalties are C$3 million or imprisonment for up to three years, or both.

European Union Requirements

The European Union has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation of member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

In Canada, the British Columbia Legislature passed the Greenhouse Gas Reduction Targets Act in late 2007 and brought it into force on January 1, 2008. It sets a province-wide 33% reduction in the 2007 level of greenhouse gas emissions by 2020. The specific industry restrictions and requirements shall be set out in regulations targeted for the latter part of 2008.

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

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The VesselCos implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and we intend to continue to do so in the future.

C. Organizational Structure

We incorporated three wholly-owned subsidiary companies in 2007: Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. Each of our subsidiary companies was incorporated in the Marshall Islands.

D. Property, Plants and Equipment

Our Fleet

We currently own and operate a fleet of 29 containerships and have entered into contracts to purchase an additional 34 containerships and lease an additional five containerships. As of December 31, 2007, the average age of our fleet of 29 vessels was 4.7 years.

In our current fleet, 19 of the vessels have a container capacity of approximately 4250 TEU each. Those vessels are approximately 260.0 meters long, 32.3 meters wide and 19.3 meters deep and have a gross tonnage of 39,941 tons. Two vessels have a container capacity of approximately 8500 TEU each. Those vessels are approximately 334.0 meters long, 42.8 meters wide and 24.6 meters deep. The gross tonnage of each vessel is 90,645 tons. Four vessels have a container capacity of approximately 4800 TEU each. Those vessels are approximately 294.2 meters long, 32.2 meters wide and 21.5 meters deep. The gross tonnage of each vessel is 52,191 tons. Two of the vessels have a container capacity of approximately 9600 TEU. Those vessels are approximately 336.7 meters long, 45.6 meters wide and 27.2 meters deep and have a gross tonnage of 108,069 tons. Two of the vessels have a container capacity of approximately 3500 TEU. These vessels are approximately 231.0 meters long, 32.2 meters wide and 18.8 meters deep and have a gross tonnage of 35,988 tons.

All of our vessels in operation, except for the 3500 TEU vessels, were designed and were constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s. The 3500 TEU vessels were designed and were constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Germanischer Lloyd. The classification society for our 3500 TEU vessels and our 4250 TEU vessels, except for those chartered to HL USA, is Det Norske. The classification society for our 9600 TEU vessels, 8500 TEU vessels, 4250 TEU vessels chartered to HL USA and 4800 TEU vessels is Lloyd’s Register. All of the vessels have been certified as being “in class” by their respective classification societies.

The following table summarizes key facts regarding the 29 vessels in operation as of December 31, 2007. Each of the vessels listed below was built by Samsung, except for four 4800 TEU vessels, three of which were built in 1989 by Odense-Lindo Shipyard Ltd., and one of which was built in 1988 by Odense-Lindo Shipyard Ltd., and the two 3500 TEU vessels, which were built in 2007 by Zhejiang Shipbuilding Co. Ltd.

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in 2005 / Available Days 2005	Operating Days in 2006 / Available Days 2006	Operating Days in 2007 / Available Days 2007
						(in thousands)
CSCL Zeebrugge	9600	03/15/07	2007	CSCL Asia	12 years	$34.0	(1)	N/A	N/A	292/292
CSCL Long Beach	9600	07/05/07	2007	CSCL Asia	12 years	34.0	(1)	N/A	N/A	180/180
MSC Belgium	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)	365/365	365/365	365/365
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)	342/342	365/365	365/365
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(3)	365/365	338/365	365/365
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(3)	365/365	356/365	355/365
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)	365/365	363/365	354/365
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(4)	365/365	365/365	356/365
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(4)	365/365	365/365	355/365
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0		319/319	365/365	365/365
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0		257/257	365/365	365/365
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0		220/220	365/365	365/365
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0		137/137	365/365	365/365
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0		108/108	365/365	365/365
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	75/75	341/365	365/365
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	363/363	365/365
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	313/313	365/365
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	269/269	365/365
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	173/173	365/365
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	73/73	365/365
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	49/49	365/365
Rio de Janeiro Express	4250	03/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	N/A	279/279
Manila Express	4250	05/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	N/A	223/223
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	56/56	349/365
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	42/42	365/365
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	26/26	339/365
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	10/10	350/365
COSCO Fuzhou	3500	03/27/07	2007	COSCON	12 years	19.0		N/A	N/A	280/280
COSCO Yingkou	3500	07/05/07	2007	COSCON	12 years	19.0		N/A	N/A	179/180

(1)	CSCL Asia has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(3)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(4)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(5)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(6)	HL USA has an initial term of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(7)	APM has a initial term for five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial term which is correspondingly greater than 5 years for the same number of vessels. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

New Vessel Contracts

We have contracted to purchase or lease, as the case may be, 39 additional containerships that are currently or will be under construction. These consist of ten 2500 TEU vessels, four 4250 TEU vessels, five 4500 TEU vessels, four 5100 TEU vessels, eight 8500 TEU vessels and eight 13100 TEU vessels. We expect to take delivery of these 39 containerships over approximately the next four years.

We have agreed to acquire ten 2500 TEU vessels from Jiangsu as each vessel is delivered and passes inspection. These ten vessels will be built by Jiangsu at its shipyard in Jiangsu Province, China. The contractual purchase price for eight of the 2500 TEU vessels that we agreed to acquire is $41.25 million per vessel. These vessels are subject to a twelve-year time charter with CSCL Asia. The purchase price for the remaining two 2500 TEU vessels is $41.75 million. These vessels are subject to ten-year time charters with K-Line.

We have agreed to acquire the four 4250 TEU vessels from New Jiangsu as each vessel is delivered and passes inspection. The contractual purchase price is $61.35 million per vessel. The four 4250 TEU vessels are being built by New Jiangsu at its shipyard in Jiangsu Province, China. Each 4250 TEU vessel is subject to a six-year time charter with CSAV.

We have agreed to acquire four 5100 TEU vessels from HHI as each vessel is delivered and passes inspection. These four vessels will be built by HHI at its shipyard in Ulsan, South Korea. The contractual purchase price is $77.35 million per vessel. Each 5100 TEU vessel is subject to a twelve-year time charter with MOL.

We have also agreed to acquire eight 8500 TEU vessels from HHI as each vessel is delivered and passes inspection. The contractual purchase price is $122.35 million per vessel. These eight vessels will be assembled, launched, completed, commissioned and delivered by HHI at its shipyard in Ulsan, South Korea. Each 8500 TEU vessel is subject to a twelve-year time charter with COSCON with three one-year options.

We have also agreed to acquire eight 13100 TEU vessels, five of which will be built by HHI at its shipyard in Ulsan, South Korea and the other three by HSHI at its shipyard in Samho, South Korea. Again, we will acquire these vessels as they are delivered and pass inspection. The contractual purchase price is $165.284 million per vessel. Each 13100 TEU vessel is subject to a twelve-year time charter with COSCON.

We have also agreed to lease five 4500 TEU vessels from Peony as each vessel is delivered to Peony and passes inspection. These five vessels will be built by Samsung at its shipyard in Geoje Island, South Korea. Each 4500 TEU vessel is subject to a twelve-year time charter with K-Line with two-three year options.

The 34 newbuilding containerships that we have contracted to purchase and the 5 that we have contracted to lease are currently or will be under construction and consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Contractual Delivery Date	Daily Charter Rate	Shipbuilder
					(in thousands)
Hull No. S452	13100	12 years	COSCON	01/05/11	$55.0	HSHI
Hull No. 2177	13100	12 years	COSCON	03/31/11	55.0	HHI
Hull No. S453	13100	12 years	COSCON	04/06/11	55.0	HSHI
Hull No. 2178	13100	12 years	COSCON	05/23/11	55.0	HHI
Hull No. S454	13100	12 years	COSCON	06/22/11	55.0	HSHI

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Contractual Delivery Date	Daily Charter Rate		Shipbuilder
					(in thousands)
Hull No. 2179	13100	12 years	COSCON	07/11/11	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	08/30/11	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	10/20/11	55.0		HHI
Hull No. 2081	8500	12 years + three one- year options	COSCON	11/05/09	42.9	(2)	HHI
Hull No. 2082	8500	12 years + three one- year options	COSCON	12/28/09	42.9	(2)	HHI
Hull No. 2083	8500	12 years + three one- year options	COSCON	02/05/10	42.9	(2)	HHI
Hull No. 2084	8500	12 years + three one- year options	COSCON	06/30/10	42.9	(2)	HHI
Hull No. 2085	8500	12 years + three one- year options	COSCON	08/10/10	42.9	(2)	HHI
Hull No. 2086	8500	12 years + three one- year options	COSCON	09/10/10	42.9	(2)	HHI
Hull No. 2087	8500	12 years + three one- year options	COSCON	09/30/10	42.9	(2)	HHI
Hull No. 2088	8500	12 years + three one- year options	COSCON	11/10/10	42.9	(2)	HHI
Hull No. 1970	5100	12 years	MOL	4/20/09	28.9		HHI
Hull No. 1971	5100	12 years	MOL	8/5/09	28.9		HHI
Hull No. 1972	5100	12 years	MOL	11/20/09	28.9		HHI
Hull No. 1973	5100	12 years	MOL	12/23/09	28.9		HHI
Hull No. 1851	4500	12 years + two three-year options	K-Line	09/30/10	34.3	(3)	Samsung
Hull No. 1852	4500	12 years + two three-year options	K-Line	12/30/10	34.3	(3)	Samsung
Hull No. 1853	4500	12 years + two three-year options	K-Line	02/28/11	34.3	(3)	Samsung
Hull No. 1854	4500	12 years + two three-year options	K-Line	04/28/11	34.3	(3)	Samsung
Hull No. 1855	4500	12 years + two three-year options	K-Line	07/28/11	34.3	(3)	Samsung
Hull No.YZJ2007-767	4250	6 years	CSAV	03/31/09	25.9		New Jiangsu
Hull No.YZJ2007-768	4250	6 years	CSAV	04/30/09	25.9		New Jiangsu
Hull No.YZJ2007-769	4250	6 years	CSAV	08/31/09	25.9		New Jiangsu
Hull No.YZJ2007-770	4250	6 years	CSAV	09/30/09	25.9		New Jiangsu
Hull No. YZJ 2005-696C (to be named CSCL Panama)	2500	12 years	CSCL Asia	5/14/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-716C (to be named CSCL Montevideo)	2500	12 years	CSCL Asia	11/30/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-717C (to be named CSCL San Paulo)	2500	12 years	CSCL Asia	9/5/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-718C (to be named CSCL Lima)	2500	12 years	CSCL Asia	10/21/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-719C (to be named CSCL Santiago)	2500	12 years	CSCL Asia	11/30/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-720C (to be named CSCL San Jose)	2500	12 years	CSCL Asia	12/15/08	16.8	(4)	Jiangsu
Hull No. YZJ 2006-721C (to be named Callao)	2500	12 years	CSCL Asia	4/1/09	16.8	(4)	Jiangsu
Hull No. YZJ 2006-722C (to be named CSCL Manzanillo)	2500	12 years	CSCL Asia	9/21/09	16.8	(4)	Jiangsu
Hull No.YZJ2007-771	2500	10 years	K-Line	03/2/10	17.9		Jiangsu
Hull No.YZJ2007-772	2500	10 years	K-Line	06/1/10	17.9		Jiangsu

(1)	Each charter begins upon delivery of the vessel.
(2)	COSCON has an initial charter period of twelve years with a charter rate of $42,900 per day, and $43,400 per day for the three one-year options.
(3)	K-Line has an initial charter rate of $34,250 per day for years one to six, increasing to $34,500 per day for years seven to twelve, and $37,500 for the first three-year option period and $42,500 for the second three-year option period.
(4)	CSCL Asia has an initial daily charter rate of $16,750 per day, increasing to $16,900 after six years.

The following chart details the number of vessels in our fleet based on size as we take contractual delivery:

			Forecasted
TEU Vessel Size			Year Ending December 31,
Class	Actual	As of December 31, 2007	2008	2009	2010	2011
13100	13092	—	—	—	—	8
9600	9580	2	2	2	2	2
8500	8468	2	2	2	2	2
8500	8495	—	—	2	8	8
5100	5087	—	—	4	4	4
4800	4809	4	4	4	4	4
4500	4520	—	—	—	2	5
4250	4253	19	19	19	19	19
4250	4250	—	—	4	4	4
3500	3534	2	2	2	2	2
2500	2546	—	6	8	10	10

Operating Vessels		29	35	47	57	68

Actual Capacity (TEU)		143,207	158,483	217,913	283,015	401,311

Item 5.	Operating and Financial Review and Prospects

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this Annual Report. The consolidated financial statement balances for the year ended December 31, 2007 included in this Annual Report as well as in management’s discussion and analysis below include the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of our operations from August 12, 2005, the date of completion of our initial public offering.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

We currently own and operate a fleet of 29 containerships and have entered into contracts for the purchase or lease, as the case may be, of an additional 39 containerships. As of December 31, 2007, the average age of the 29 vessels currently in our fleet was 4.7 years. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 14 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. CSCL, the sixth largest container shipping company in the world based on TEU capacity as of December 28, 2007, is listed on the Hong Kong Stock Exchange. CSCL Asia primarily operates in the China trade routes, which in the past few years have experienced significant growth. Nine containerships in our fleet are under time charters with HL USA, which is an affiliate of Hapag Lloyd, the fifth largest container shipping company in the world by TEU capacity as of December 28, 2007. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company based on TEU capacity as of December 28, 2007. Two container ships are currently chartered to

COSCON, the world’s seventh largest container shipping company based on TEU capacity as of December 28, 2007. The 39 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

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

Vessel Lives

Our vessels represent our most significant assets. The initial fleet of 10 vessels is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

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

While the hedged level of interest anticipates borrowings in excess of current levels, we believe such future borrowings and interest payments are probable based on the financing requirements for ships currently under contract. Our ongoing ability to employ hedge accounting is dependent on our ability to demonstrate that the hedges continue to be highly effective in offsetting the interest rate variability associated with the hedged interest payments. The effectiveness of these hedges is dependent on a variety of factors, including the amount of variable rate debt, the timing of borrowings (which is based on vessel construction payments), the interest reset terms, and the timing and frequency of interest payments.

If the Company de-designates a hedging relationship and discontinues hedge accounting, the Company evaluates the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation are recognized in earnings when the actual settlements under the interest rate swap occur.

Other interest rate swap agreements and the swaption agreement that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

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

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. Seaspan intends to defer the adoption of SFAS 157 with respect to certain non-financial assets and liabilities as permitted. The Company is currently evaluating the potential impact of the partial adoption of SFAS 157 on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- including an Amendment of FASB Statement No. 115 (“SFAS 159”), which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for us beginning January 1, 2008. We are currently evaluating the potential impact of the adoption of SFAS 159 on our consolidated financial position, results of operations and cash flows.

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

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a Special Survey.

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

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

The following discussion of our financial condition and results of operations is for the years ended December 31, 2007 and 2006. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2006 and 2007.

	Year Ended December 31, 2006	Year Ended December 31, 2007
Statement of operations data (in thousands of dollars):	(as adjusted)(1)
Revenue	$118,489	$199,235
Operating expenses:
Ship operating	27,869	46,174
Depreciation	26,878	50,162
General and administrative	4,911	6,006

Operating earnings	58,831	96,893
Other expenses (income):
Interest expense	17,594	34,062
Interest income	(1,542)	(4,074)
Undrawn credit facility fee	2,803	3,057
Amortization of deferred charges	1,980	1,256
Write-off on debt refinancing	—	635
Change in fair value of financial instruments	908	72,365

Net earnings (loss)	$37,088	$(10,408)

Common shares outstanding at year end:	47,522,350	57,541,933
Per share data (in dollars):
Basic and diluted earnings (loss) per share	$0.98	$(0.20)
Cash dividends paid per share	$1.70	$1.785
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$71,363	$113,168
Investing activities	(605,652)	(1,104,704)
Financing activities	610,798	1,022,443

Net increase in cash and cash equivalents	$76,509	$30,907

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$92,227	$123,134
Vessels	1,198,782	2,424,253

	Year Ended December 31, 2006	Year Ended December 31, 2007
	(as adjusted)(1)
Fair value of financial instruments	10,711	—
Other assets	15,496	29,514

Total assets	$1,317,216	$2,576,901

Other liabilities	11,167	15,716
Fair value of financial instruments	15,831	135,617
Long-term debt	563,203	1,339,438
Other long-term liability	—	223,804
Shareholders’ equity	727,015	862,326

Total liabilities and shareholders’ equity	$1,317,216	$2,576,901

Other data:
Number of vessels in operation at period end	23	29
Average age of fleet in years at period end	4.8	4.7
TEU capacity at period end	108,473	143,207
Average remaining initial term on outstanding charters	8.1	7.7
Fleet utilization	99.0%	99.0%

(1)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity. The Company has applied FSP AUG AIR-1 retrospectively, and, as a result, the results for the 142-day period ended December 31, 2005 and the year ended December 31, 2006 have been adjusted.

We began the year with 23 vessels in operation and took delivery of six newbuilding vessels during 2007 for a total of 29 vessels in operation at December 31, 2007. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

	Year Ended December 31,		Increase
	2007	2006	Days	%
Operating days	9,731	6,057	3,674	60.7%
Ownership days	9,829	6,119	3,710	60.6%

Revenue

Revenue increased by 68.1%, or $80.7 million, to $199.2 million for the year ended December 31, 2007, compared with $118.5 million for the year ended December 31, 2006, which was primarily due to the six vessels delivered during 2007 and a full year of operations in 2007 for the ten vessels delivered in 2006. The delivery of these six vessels contributed 1,433 of the 9,731 operating days, which increased revenue by $33.6 million for the year ended December 31, 2007. We incurred 98 days of off-hire for the year, which impacted revenue by $2.1 million. Vessel utilization was 99.0% for the year ended December 31, 2007, consistent with the year ended December 31, 2006.

Ship Operating Expenses

Ship operating costs increased by 65.7%, or $18.3 million, to $46.2 million for the year ended December 31, 2007, from $27.9 million for the year ended December 31, 2006. The increase over the prior year is due to an increase in the number of ownership days from 6,119 in 2006 to 9,829 in 2007.

Depreciation

Depreciation increased by 86.6%, or $23.3 million, to $50.2 million for the year ended December 31, 2007, from $26.9 million for the year ended December 31, 2006. The increase was primarily due to a full year of amortization for the 2006 vessel deliveries and the impact of the 2007 vessel deliveries.

General and Administrative Expenses

General and administrative expenses increased by 22.3%, or $1.1 million, to $6.0 million for the year ended December 31, 2007, from $4.9 million for the year ended December 31, 2006. This increase is primarily due to increased costs to support growth initiatives through strategic planning and investor relation activities. The increase is also due to $0.3 million increase in share based compensation expense that reflected an increase in the share price on a year over year basis

Interest Expense

Interest expense increased by 93.6%, or $16.5 million, to $34.1 million for the year ended December 31, 2007, from $17.6 million for the year ended December 31, 2006. The increase was due to the additional funds drawn under the operating credit facility to fund the six new operating vessels delivered during 2007 and the full year of operation for the ten vessels delivered in 2006. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on our LIBOR based payments on our facilities. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities.

The interest on our $365.0 million revolving credit facility, $218.4 million credit facility and $920.0 million credit facility were capitalized to vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2007, we incurred $3.1 million in undrawn credit facility fees compared with $2.8 million for the year ended December 31, 2006, an increase of 9.1%. The commitment fee for our $1.3 Billion Credit Facility is 0.2625% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. The commitment fee on our $365.0 million revolving credit facility and $218.4 million credit facility is 0.3% per annum on the undrawn facility amount. The commitment fee on our $920.0 million credit facility is 0.2% per annum on the undrawn credit facility amount. The commitment fees are expensed as incurred.

Interest Income

During the year ended December 31, 2007, we earned interest income of $4.1 million compared with $1.5 million for the year ended December 31, 2006 through investing excess cash balances in highly liquid securities with terms to maturity of three months or less.

Amortization of Deferred Charges

Amortization of deferred charges decreased 36.6%, or $0.7 million, to $1.3 million for the year ended December 31, 2007, from $2.0 million for the year ended December 31, 2006.

Amortization of deferred charges relating to our financing fees decreased by 49.0%, or $1.0 million, to $1.0 million for the year ended December 31, 2007, from $2.0 million for the year ended December 31, 2006. The decrease was due to the amortization of deferred financing fees on Tranche B of the original $1.3 billion credit facility which expired on February 28, 2007. Financing fees are deferred and amortized over the terms of the individual credit facilities using the interest yield basis. The amortization of the deferred financing fees on the $1.3 Billion Credit Agreement and Tranche A of the $365.0 million revolving credit facility are expensed as incurred while the amortization of the deferred financing fees on Tranche B of the $365.0 million revolving credit facility, the $218.4 million term loan facility and the $920.0 million credit facility are being capitalized to the vessels under construction.

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity. Amortization of deferred charges relating to dry-docking increased to $0.2 million for the year ended December 31, 2007, from $14,000.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments is $72.4 million loss for the year ended December 31, 2007 compared to $0.9 million loss for the year ended December 31, 2006. We experienced a significant decline in the fair value of our undesignated interest rate swaps due to significant decreases in short term LIBOR rates. The change in fair value of financial instruments is included in other expenses, which is not part of operating earnings and has no cash impact. The financial instruments consist entirely of fixed interest rate swaps and swaptions that we enter into to lock in the return on our acquisitions and provide predictable long term cash earnings and distributions to our shareholders. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

The following discussion of our financial condition and results of operations is for the years ended December 31, 2006 and 2005. The year ended December 31, 2005 includes the predecessor’s 223 day operating period ended August 11, 2005 and 142 days of operations beginning on August 12, 2005, the date of completion of our initial public offering. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the years ended December 31, 2005 and 2006.

	Year Ended December 31, 2005(1)	Year Ended December 31, 2006
Statement of operations data (in thousands of dollars):	(as adjusted)(2)	(as adjusted) (2)
Revenue	$74,960	$118,489
Operating expenses:
Ship operating	15,565	27,869
Depreciation	17,090	26,878
General and administrative	1,912	4,911

Operating earnings	40,393	58,831
Other expenses (income):
Interest expense	16,262	17,594
Interest income	(141)	(1,542)
Undrawn credit facility fee	1,041	2,803
Amortization of deferred charges	1,176	1,980
Change in fair value of financial instruments	(7,308)	908

Net earnings	$29,363	$37,088

Common shares outstanding at year end:	35,991,600	47,522,350
Per share data (in dollars):
Basic and diluted earnings (loss) per share	$0.41	$0.98
Cash dividends paid	$0.23	$1.70

	Year Ended December 31, 2005(1)	Year Ended December 31, 2006
Statement of cash flows data (in thousands of dollars):	(as adjusted)(2)	(as adjusted)(2)
Cash flows provided by (used in):
Operating activities	$43,404	$71,363
Investing activities	(847,192)	(605,652)
Financing activities	818,649	610,798

Net increase in cash and cash equivalents	$14,861	$76,509

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$15,718	$92,227
Vessels	621,163	1,198,782
Fair value of financial instruments	4,799	10,711
Other assets	9,298	15,496

Total assets	$650,978	$1,317,216

Other liabilities	4,226	11,167
Fair value of financial instruments	—	15,831
Long-term debt	122,893	563,203
Shareholders’ equity	523,859	727,015

Total liabilities and shareholders’ equity	$650,978	$1,317,216

Other data:
Number of vessels in operation at period end	13	23
Average age of fleet in years at period end	1.9	4.8
TEU capacity at period end	63,719	108,473
Average remaining initial term on outstanding charters	9.2	8.1
Fleet utilization	100%	99.0%

(1)	Includes the predecessor’s 223 day operating period ended August 11, 2005.
(2)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity. The Company has applied FSP AUG AIR-1 retrospectively, and, as a result, the results for the 142-day period ended December 31, 2005 and the year ended December 31, 2006 have been adjusted.

We began the year with 13 vessels in operation that contributed 4,683 operating days for 2006 compared with 3,648 operating days in 2005. During the year, we took delivery of ten vessels consisting of six 4250 TEU vessels and four second hand 4800 TEU vessels. These additional deliveries contributed 1,374 operating days.

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

Ship Operating Expenses

Ship operating costs increased by 79.0%, or $12.3 million, to $27.9 million for the year ended December 31, 2006, from $15.6 million for the year ended December 31, 2005. The increase over the prior year is due to an increase in the number of ownership days from 3,648 in 2005 to 6,119 in 2006.

Historically, the predecessor was responsible for and incurred all ship operating expenses. Subsequent to our initial public offering, our ship operating expenses, including crewing, dry-docking, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels, are borne by our Manager under our management agreement. Operating expenses for the period are calculated based on contracted daily rates for each vessel, as specified in our management agreement, multiplied by the number of days in which each ships operates in a year. Because these payments are fixed at a contracted daily rate, any volatility in actual ship operating expenses will be absorbed by our Manager. Certain extraordinary costs, however, are not covered by our contracted daily rate. At December 31, 2006, we had 23 vessels in operations which include the additional ten vessels delivered during the year.

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

Amortization of Deferred Charges

Amortization of deferred charges increased 68.4%, or $0.8 million, to $2.0 million for the year ended December 31, 2006, from $1.2 million for the year ended December 31, 2005.

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

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

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

B. Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2007, our cash and cash equivalents totaled $123.1 million. At December 31, 2007, we have drawn $757.9 million of an available $1.3 billion under our $1.3 Billion Credit Agreement to fund the delivery of and pay certain installments for certain of our vessels.

There are restrictions on the amount that can be advanced to us under the $1.3 Billion Credit Agreement based on the market value of the vessel or vessels in respect of which the advance is being made. This facility has a maturity date of May 11, 2014, except that we have the option to extend the facility maturity for one additional year under certain circumstances. For more information, please read “Our $1.3 Billion Credit Facility.”

We entered into our $365 Million Credit Agreement on May 19, 2006. This facility is split into two separate tranches, one to fund the acquisition of the 3500 TEU vessels and the second to fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances.

During the year ended December 31, 2007, we drew $111.2 million of the $283.0 million available in the second tranche under the $365 Million Credit Agreement to fund the construction of the 2500 TEU vessels. No amounts to date have been drawn from the first tranche of this credit facility. For more information, please read “Our $365 Million Credit Facility.”

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility are being used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. During the year ended December 31, 2007, we drew $83.7 million available under this credit facility to fund the construction of the 5100 TEU vessels. For more information on this facility, please read “Our $218.4 Million Credit Facility.”

On August 8, 2007, we entered into the $920 Million Credit Agreement, the proceeds of which have been used to finance the construction of two of the ten 2500 TEU vessels under construction by Jiangsu, the four 4250 TEU vessels to be constructed by New Jiangsu and the eight 8500 TEU vessels to be constructed by HHI. After delivery of these vessels, we may use the facility for general corporate purposes. During the year ended December 31, 2007, we drew $336.6 of the $920 million available under this facility. See “Our $920 Million Credit Facility” for more information on this facility.

We also entered into the $150 Million Credit Agreement on December 28, 2007 with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels; one of which is under construction by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes.

As of December 31, 2007, we drew $50.0 million of the $150 million available under this facility. For more information, please read “Our $150 Million Credit Facility.”

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Although it is our goal to further grow our dividend through accretive acquisitions of additional vessels, there can be no assurance that we will be successful in meeting this goal. If our future liquidity needs are greater than currently anticipated, we could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy. Please read “Financial Information—Dividend Policy.”

As of December 31, 2007, the total purchase price of the 34 vessels that we have contracted to purchase was estimated to be approximately $2.6 billion, which we expect to fund primarily from our credit facilities and from the sale of additional common shares. Our obligation to purchase the vessels we have contracted to purchase is not conditional upon our ability to obtain financing for such purchase.

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

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, HL USA, APM or COSCON were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Operating Activities Cash Flows

Net cash from operating activities increased by $41.8 million, to $113.2 million for the year ended December 31, 2007, from $71.4 million for the year ended December 31, 2006. The increase was primarily attributable to the delivery of 6 additional vessels in 2007. Cash flow from operating activities for the year ended December 31, 2007 reflects net loss from operations of $10.4 million, non-cash items of $125.8 million and decrease in assets and liabilities of $2.2 million.

The predecessor’s net cash flow from operating activities was exposed to fluctuations in operating expenses. Our operating expenses are borne by our Manager pursuant to our management agreements. We pay our

Manager a contracted daily operating expense rate per vessel for technical services it provides to us. In return for providing us with strategic and administrative management, our Manager is entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services plus a monthly administrative services fee not to exceed $6,000 per month. As such, we expect that our operating cash flow will increase at a stable incremental rate as the size of our fleet increases, with minor fluctuations for normal changes in working capital balances, vessel off-hire periods, such as dry-docking and repairs and maintenance activity and general and administrative expenses.

Net cash from operating activities was $71.4 million during the year ended December 31, 2006, reflecting net earnings from operations of $37.1 million, non-cash items of $30.9 million and increase in assets and liabilities of $3.3 million.

Net cash from operating activities for the year ended December 31, 2005 reflects net earnings of $29.4 million, non-cash items of $11.0 million and changes in assets and liabilities of $3.1 million.

Investing Activities Cash Flows

Cash used in investing activities increased by $499.1 million, to $1.1 billion for the year ended December 31, 2007, from $605.7 million for the year ended December 31, 2006. Cash used in investing activities for the year ended December 31, 2007 consisted solely of net cash payments for vessel deliveries, vessel construction costs, and acquisition of intangible assets. Please read “Results of Operations—Critical Accounting Estimates—Intangible Assets” in this Annual Report.

Cash used in investing activities was $605.7 million for the year ended December 31, 2006, which consisted solely of net cash payments for vessel deliveries, vessel construction costs, and acquisition of intangible assets.

Cash used in investing activities was $847.2 million for the year ended December 31, 2005. On completion of our initial public offering, we purchased ten vessels for $664.0 million. On August 17, 2005, we purchased the CSCL Melbourne for $52.7 million, on September 15, 2005, we purchased the CSCL Brisbane for $52.7 million, and on October 18, 2005, we purchased the New Delhi Express for $56.9 million. Prior to the IPO, the predecessor’s cash flow from investing activities consisted solely of net cash payments for vessel construction.

Financing Activities Cash Flows

Net cash from financing activities increased by $411.6 million, to $1.0 billion for the year ended December 31, 2007, from $610.8 million for the year ended December 31, 2006. During the year ended December 31, 2007, we completed two public equity offerings. The April 2007 offering was of 5,475,000 common shares, including the additional 475,000 common shares issued pursuant to the underwriters’ exercise of their over-allotment options, for net proceeds of approximately $154.4 million. The August 2007 offering was of 4,500,000, for net proceeds of approximately $142.4 million. During the year, we borrowed $424.9 million and $600.3 million, respectively, from our credit facilities to fund the purchase of certain of our delivered vessels and to fund the installment payments and construction costs of the vessels under construction. We incurred another long-term liability of $53.1 million for the deposits on vessels under construction for the vessels to be leased from Peony. We also made $249.0 million of repayments under our $1.3 Billion Credit Agreement to reduce our operating debt. We also incurred $9.4 million in financing fees and paid cash dividends of $94.3 million.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is less than five years; as such, no significant capital expenditures for dry-docking and maintenance have occurred in the past. During the first quarter of 2007, the CSCL Chiwan incurred approximately 9 days of off-hire for repairs to its rudder-horn.

Our Manager has included the cost of routine dry-docking within the technical services fee we pay pursuant to the management agreement. During 2007, three of our 4250 TEU vessels and three of our 4800 TEU vessels underwent their 5-year survey for a total of six dry-docks. There are no scheduled 5-year surveys in 2008.

The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. During 2007, we incurred approximately $0.8 million of additional costs and expenses, which are not covered by the technical services fee. These costs include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

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

During the year ended December 31, 2007, we paid cash dividends of $94.3 million, or $1.785 per share. During the year ended December 31, 2006, we paid a cash dividend of $61.2 million, or $1.70 per share. During the year ended December 31, 2005, we paid a cash dividend of $8.3 million or $0.23 per share for the partial quarter ended September 30, 2005.

C. Research and Development

Not applicable.

D. Trend Information

In the containership charter market, there was significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. Demand for containership capacity driven by increases in global container trade underpinned upward market movements, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Midway through 2005, containership charter rates began to fall as a result of increased capacity and falling freight rates, before stabilizing at the end of 2006.

The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. Since early 2003 newbuilding prices have risen substantially. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $53.0 million at the start of January 2008. Over the same period, for a theoretical 4700 TEU containership the newbuilding price rose from $45.0 million to $81.0 million, while the newbuilding price for a theoretical 6350 TEU containership increased from $60.0 million to $107.0 million. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

E. Off-Balance Sheet Arrangements

At December 31, 2007, we do not have any off balance-sheet arrangements.

F. Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of December 31, 2007, including amounts payable under our credit facility and interest rate swaps, consists of the following:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 years	3-5 years	More Than 5 Years
	(in thousands)
Long-term debt obligations	$1,339,438	$—	$4,715	$50,574	$1,284,149
Purchase obligations for additional vessels(1)	2,777,010	704,750	1,303,639	768,621	—
Fixed payments to the Manager for technical and administrative services under our management agreements(2)	54,427	54,427	—	—	—

Total	$4,170,875	$759,177	$1,308,354	$819,195	$1,284,149

(1)	These obligations are for the 34 vessels that we have contracted to purchase and include the payments to be made on our behalf for the 5 vessels we have agreed to lease.

(2)	The technical services portion of the fees are fixed through December 31, 2008 and includes payments for the vessels currently operating in our fleet at December 31, 2007 and fees for the vessels that we have contracted to purchase based on each of their contracted delivery dates. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have only included the fixed payments under our current management agreements which fix the technical services fee until December 31, 2008. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2007 are listed below:

Name	Age	Position
Kyle Washington	37	Chairman of the Board of Directors
Gerry Wang	45	Chief Executive Officer and Director
Sai W. Chu	41	Chief Financial Officer
David Korbin	66	Director
Peter Lorange	64	Director
Peter S. Shaerf	53	Director
Milton K. Wong	68	Director
Barry R. Pearl	58	Director

Kyle Washington. Kyle Washington was appointed our Chairman of the Board in May 2005. He is also a Director and the Executive Chairman of the Board of SCLL and each of the VesselCos and he is a Director and Chairman of our Manager and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was responsible for the overall corporate strategy of the Washington Marine Group and was active in developing senior level customer, supplier, competitor and governmental relationships. Within the Washington Marine Group, he was a Director and the Executive Chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. Mr. Washington has been a director of bioLytical Laboratories Inc. since 2005, a company that develops and manufactures a rapid HIV diagnostic product, and he is a principal of Copper Lion Capital, a $100 million private equity fund he recently started. He was also Chairman of 2003 World Weightlifting Championships and is an active supporter of the Steve Nash Foundation. Mr. Washington is a graduate of the University of Montana with a degree in business administration.

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

Sai W. Chu. Sai W. Chu was appointed our Chief Financial Officer in June 2007. Mr. Chu was appointed Chief Financial Officer of Seaspan Ship Management Ltd., SCLL and Seaspan Crew Management Ltd. in May 2005 and each of the VesselCos in June 2005 after joining Seaspan Ship Management Ltd. as Corporate Controller in September 2004 and the Washington Marine Group as Corporate Controller in April 2004. Mr. Chu qualified as a Chartered Accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a Certified Management Accountant in 1990. From 1995 to 1998, he was the Assistant Corporate Controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America, which, at the time, was listed on the Toronto Stock Exchange. From 1998 to 1999, Mr. Chu was Manager, Financial Reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility, which, at the time, was listed on the Toronto Stock Exchange. From 2000 to April 2004, he was Controller of Datawest Solutions Inc., a technology provider of banking and payment solutions, which, at the time, was listed on the Toronto Stock Exchange.

David Korbin. David Korbin was appointed as a Director in August 2005. Mr. Korbin has been a Director of Ivanhoe Mines Ltd. (NYSE) since May 2006 and was appointed Chair of the audit committee for that company in May 2007. From 2001 to May 2007, he was a Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, serving as Chair of the board of directors from 2004 and as Chair of the audit committee from 2002 to 2003. From 1992 to 2000, he served as Director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Vancouver General Hospital audit committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a Chartered Accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992, he was managing partner of Deloitte Touche. Mr. Korbin was also on the National Board of both Deloitte Haskins and Sells and Deloitte Touche during his tenure as managing partner.

Peter Lorange. Peter Lorange was appointed as a Director in August 2005. Mr. Lorange has been President of IMD since July 1, 1993. He is Professor of Strategy and holds the Nestlé Chair. He was formerly President of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Christiania Eiendomsselskap A/S, StreamServe Inc., Preferred Global Health, Zaruma Resources Inc. and Omniwatt GmbH. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University, and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf was appointed as a Director in August 2005. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 33 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corporation (NYSE). Since May 2002, he has been a director of TBS International (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004 and Trailer Bridge (NASDAQ) from 2002to 2007. He served four years as Vice-Chairman of the Government sponsored Short Sea Shipping Co-operative (SCOOP) from 2003 to 2007 and has recently been appointed Chairman of NYMAR (New York Maritime Inc.,) a trade association formed to promote New York as a major maritime center. Mr. Shaerf received his B.A. in International Business Law from London Metropolitan University in London, England.

Milton K. Wong. Milton K. Wong was appointed as a Director in August 2005. Mr. Wong is also a director of The Pierre Elliot Trudeau Foundation, International Institute for Sustainable Development and the International Dragon Boat Festival. He is a past Director of Alcan and now serves on the advisory committee for the Rio Tinto Alcan Canada Forum. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited. He was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Doctorate of Law from Simon Fraser University.

Barry R. Pearl. Barry R. Pearl was appointed as a Director in October 2006. Mr. Pearl is a Principal of Kealine LLC, a private developer and operator of petroleum infrastructure facilities, and serves as a Director of Kayne Anderson Energy Development Company and Targa Resources Partners, L.P. Mr. Pearl served as President, Chief Executive Officer and Director of TEPPCO Partners, L.P. from May 2002 through 2005 and as President and Chief Operating Officer from February 2001 until his appointment as Chief Executive Officer. Mr. Pearl began his career with Champlin Petroleum Company in 1974, and served in a variety of staff financial and analysis positions until his appointment as Vice President and General Manager of Calnev Pipeline in 1982. Mr. Pearl joined Southern Pacific Pipelines in 1984 and served as Vice President, Operations, Senior Vice President, Business Development and Planning, and Senior Vice President and Chief Financial Officer. From 1998 through 2000, Mr. Pearl was Vice President and Chief Financial Officer of Maverick Tube Corporation. Mr. Pearl has been involved in a number of petroleum industry organizations, including service as Chairman of the Association of Oil Pipelines from 2004 through 2005. He received a Bachelor of Arts degree in Mathematics from Indiana University, and was awarded a Masters of Arts degree in Operations Research from Yale University and a Master of Business Administration degree from the University of Denver.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of Seaspan Management Services Limited and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly-owned subsidiaries provide us with technical, administrative and strategic services, pursuant to the management agreements.

Name	Age	Position
Kyle Washington	37	Chairman of the Board of Directors and Director of our Manager
Gerry Wang	45	Director of our Manager and Director, President and Chief Executive Officer of Seaspan Ship Management Ltd.
Graham Porter	37	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	41	Chief Financial Officer of Seaspan Ship Management Ltd.
Peter Curtis	49	Vice President of Seaspan Ship Management Ltd.

Kyle Washington. Kyle Washington was appointed Director and Chairman of our Manager in August 2005.

Gerry Wang. Gerry Wang was appointed Director of our Manager in August 2005. He has been a Director of Seaspan Ship Management Ltd. since 2000 and was appointed President and Chief Executive Officer of in July 2004.

Graham Porter. Graham Porter was appointed Managing Director, Deputy Chairman and Director of our Manager in August 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division, and is currently a Director, Managing Director and Secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, Managing Director or Deputy Chairman of certain affiliates of our Manager. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu. Sai W. Chu was appointed Chief Financial Officer of Seaspan Ship Management Ltd., SCLL, and Seaspan Crew Management Ltd. in May 2005 and each of the VesselCos in June 2005.

Peter Curtis. Peter Curtis was appointed Vice President of Seaspan Ship Management Ltd. in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by Seaspan Ship Management Ltd., a subsidiary of our Manager. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he joined a firm of consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as normal vessel type of projects. From 1991 to 1999, Mr. Curtis joined Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and Cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining Seaspan Ship

Management Ltd. in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as Technical Director. In 1981, he obtained a BSC Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

B. Compensation

Each independent member of our board of directors and Peter Lorange receives an annual cash retainer of $45,000 payable in equal quarterly installments and pro rated for the initial term. In addition, the chairperson of the Audit Committee receives an annual payment of $15,000, the chairperson of the Compensation Committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Except for Peter Lorange, who is an officer of our subsidiary companies, officers who also serve as directors will not receive compensation for their services as directors.

In October 2007, the board of directors approved a travel stipend payable to the independent directors and Peter Lorange effective as of January 1, 2008 in the amount of $4,000 per board meeting if the eligible recipient travels transoceanic to attend the meeting in person and $3,000 if the eligible recipient travels transcontinental to attend the meeting in person. The travel stipend will be paid to the independent directors and Peter Lorange in addition to the reimbursement of out-of-pocket expenses for attending board meetings.

Equity Incentive Plan

In December 2005, our board of directors and Peter Lorange adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock based awards as may be determined by our board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire 10 years from the date of its adoption.

On January 1, 2007, each of our independent directors was awarded an equity incentive award under this plan of 3,750 restricted stock, which vested on December 31, 2007. On January 1, 2008, each of our independent directors and Peter Lorange was awarded an equity incentive award under this plan of 3,750 restricted stock, which are to vest on December 31, 2008.

Our board of directors approved a grant of 7,000 restricted shares to our former Chief Financial Officer, Kevin M. Kennedy, who resigned from the Company in June 2007. This grant of restricted shares was made in accordance with our stock incentive plan and was subject to a three-year vesting period commencing May 10, 2007. Two thousand three hundred and thirty three of the restricted shares vested with Mr. Kennedy before his resignation was effective on June 8, 2007.

Our board of directors approved a grant of 15,000 phantom share units to our Chief Financial Officer, Sai W. Chu. The grant, made on June 8, 2007, was in accordance with our stock incentive plan, and one-third of the phantom share units will vest on each of January 1, 2008, January 1, 2009 and January 1, 2010.

In December 2007, our board of directors, also in accordance with our stock incentive plan, approved a grant to our Chief Executive Officer, Gerry Wang, of 135,000 phantom share units, with one-third vesting on each of December 21, 2008, December 21, 2009 and December 21, 2010.

During the years ended December 31, 2007 and 2006, we paid to our directors and executive officers (nine persons) aggregate cash compensation of approximately $0.9 million and $1.0 million respectively. We do not have a retirement plan for our officers or directors.

C. Board Practices

The Board consists of seven members. The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Peter S. Shaerf and Milton K. Wong have terms that expire in 2008 and have been nominated by the Board of Directors for re-election at the 2008 Annual Meeting of Shareholders. Directors Kyle Washington and David Korbin have terms expiring in 2009. Directors Gerry Wang, Peter Lorange and Barry R. Pearl have terms expiring in 2010.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington, Gerry Wang and Peter Lorange, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange, or NYSE, director independence standards as currently in effect and as they may be changed from time to time. As a result of his appointment as an officer of our subsidiary companies, Peter Lorange no longer meets our standard for independence.

The Board has the following two committees: Audit Committee and Compensation Committee. The membership of these committees during 2007 and the function of each of the committees are described below. The Audit Committee is currently comprised entirely of independent members. Of the four directors that make up the Compensation Committee, all but one, Peter Lorange, is independent. Both the Audit Committee and the Compensation Committee operate under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com. During 2007, the Board held eleven meetings, the Audit Committee held six meetings and the Compensation Committee held four meetings. Each director, with the exception of Peter Lorange who attended six Board meetings, attended at least 75% of the Board meetings (held during the period for which such person has been a director) during the last fiscal year. Each director, with the exception of Peter Lorange who attended one Compensation Committee meeting, attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. In 2007, our Audit Committee members were David Korbin, Barry R. Pearl and Milton K. Wong. All members of the committee are financially literate and the Board has determined that Mr. Korbin qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

In 2007, our Compensation Committee included Peter Lorange, Peter S. Shaerf, Milton K. Wong and Barry R. Pearl. The Compensation Committee: reviews, evaluates, and approves our agreements, plans, policies and programs to compensate our officers and directors, produces a report on executive compensation each year and publishes the report in our annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of our officers and directors, and performs such other functions as the Board may assign to the Committee from time to time.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempted from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements;

•	in lieu of a nominating committee, the full board of directors regulates nominations as set forth in our Bylaws; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full board of directors approves such adoption.

U.S. issuers are required to have a Compensation Committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a Compensation Committee. Our Compensation Committee consists of four directors, three of whom satisfy NYSE standards for independence.

D. Employees

We do not have any employees. Our Manager provides us with all of our staff and all of our other officers. Our Board of Directors has the authority to hire employees as it deems necessary.

E. Share Ownership

The following table sets forth information regarding beneficial ownership, as of March 7, 2008, of Seaspan common and subordinated shares by:

•	each of our directors;

•	each of our named executive officers; and

•	all current Seaspan directors and executive officers as a group.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
Kyle Washington(1)	—	—	1,786,250	25.0%	3.1%
Gerry Wang(2)	66,934	*	1,191,071	16.7%	2.2%
Sai W. Chu	13,835	*	—	—	*
David Korbin	11,250	*	—	—	*
Peter Lorange	41,250	*	—	—	*
Peter S. Shaerf	11,250	*	—	—	*
Milton K. Wong	27,500	*	—	—	*
Barry R. Pearl	5,000	*	—	—	*
All executive officers, directors and director nominees as a group (8 persons)	177,019	0.4%	2,977,321	41.7%	5.5%

(1)	The number of subordinated shares shown for Mr. Washington includes those shares beneficially owned by The Kyle R. Washington Trust II.
(2)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family and the Gerry Wang Family Trust. The number of subordinated shares shown for Mr. Wang includes those shares beneficially owned by 0731455 B.C. Ltd.
*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and subordinated shares by each person known by us to be a beneficial owner of more than 5% of the common or subordinated shares.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
The Kyle R. Washington Trust II (1)	—	—	1,786,250	25.0%	3.1%
The Kevin Lee Washington Trust II(2)	—	—	1,786,250	25.0%	3.1%
Tiger Container Shipping Company Limited(3)	349,300	*	2,381,429	33.3%	4.7%
Neuberger & Berman L.P.(4)	6,090,114	12.1%	—	—	10.6%
0731455 B.C. Ltd.(5)	—	—	1,191,071	16.7%	2.1%

(1)	This information is based on the Schedule 13D filed with the SEC on March 20, 2006 and on information provided to Seaspan by Kyle Washington on March 13, 2008.
(2)	This information is based on the Schedule 13D filed with the SEC on August 12, 2005 and on information provided to Seaspan by The Kevin Lee Washington Trust II on March 13, 2008.
(3)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager. This information is based on the Schedule 13D filed with the SEC on August 12, 2005 and information provided to Seaspan by Tiger Container Shipping Limited on March 12, 2008.
(4)	Includes sole voting power as to 5,369,077 shares and shared dispositive power as to 6,090,114 shares. This information is based on the Schedule 13G/A filed with the SEC on February 12, 2008.
(5)	0731455 B.C. Ltd., a British Columbia company, is owned by Gerry Wang, our chief executive officer and a member of our board of directors.

The major shareholders in our common shares have the same voting rights as other shareholders in our common shares.

As of December 31, 2007, 58,948 of our Class A common shares were held by 58 holders of record in the United States. As of December 31, 2007, 3,572,500 of our Class B common shares were held by 2 holders of record in the United States. As of December 31, 2007, 100% of our Class C common shares were held by our Manager.

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

Registration Rights Agreement

In connection with our initial public offering, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, or Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Management Related Agreements

For a description of our management agreements and omnibus agreement, please read “Item 4—B. Business Overview—Management Related Agreements.”

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

Dividend Policy

Since our initial public offering, we have paid cumulative dividends of $4.19 per share on our common and subordinated shares. In January 2008, we declared our quarterly dividend of $0.475 per share on our common and subordinated shares effective for the fourth quarter 2007, which dividend was paid on February 15, 2008 to all shareholders of record on February 1, 2008. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal. In the event our future liquidity needs are greater than currently anticipated, it could reduce the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy. We cannot provide you with any assurances that our dividend will be increased or that we will even be able to maintain our current dividend.

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

•

the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities and future indebtedness could contain covenants that are even more restrictive. In addition, our credit facility requires us to comply with various financial covenants, and prohibits the payment of dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

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

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

Our common stock is traded on the NYSE under the symbol “SSW.”

The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 9, 2005 to December 31, 2005	$21.51	$17.20
January 1, 2006 to December 31, 2006	23.20	19.51
January 1, 2007 to December 31, 2007	37.73	19.65
First quarter 2006	21.81	19.51

	High	Low
Second quarter 2006	22.40	19.70
Third quarter 2006	22.97	19.90
Fourth quarter 2006	23.20	21.15
First quarter 2007	27.45	19.65
Second quarter 2007	32.77	26.80
Third quarter 2007	37.73	27.25
Fourth quarter 2007	33.09	23.50
September 2007	33.25	30.24
October 2007	33.09	30.31
November 2007	31.96	25.22
December 2007	28.04	23.50
January 2008	30.35	24.02
February 2008	31.40	28.10
March 2008 (March 1 through March 20)	28.65	26.50

Item 10.	Additional Information

A. Share Capital

Under our Articles of Incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share; 25,000,000 subordinated shares (referred to in our Articles of Incorporation as the Class B Common Shares), par value $0.01 per share, 100 incentive shares (referred to in our Articles of Incorporation as the Class C Common Shares), par value $0.01 per share, and 65,000,000 preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share. As of March 7, 2008, 50,453,750 Class A common shares, 7,145,000 Class B common shares and 100 Class C common shares were issued and outstanding. As of March 7, 2008 there were no preferred shares issued and outstanding.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Underwriting Agreement among Seaspan Corporation, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Dahlman Rose & Company, LLC, DnB NOR Markets, Inc. and Fortis Securities LLC dated as of November 2, 2006, previously filed as Exhibit 1.1 to Form 6-K (File No. 1-32591) filed with the SEC on November 6, 2006 and is incorporated by reference into this Annual Report.

(b) Underwriting Agreement among Seaspan Corporation and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the Several Underwriters listed therein dated as of April 19, 2007, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on April 20, 2007 and is incorporated by reference into this Annual Report.

(c) Underwriting Agreement among Seaspan Corporation and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Representatives of the Several Underwriters listed therein dated as of August 14, 2007, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on August 14, 2007 and is incorporated by reference into this Annual Report.

(d) Amended and Restated Management Agreement dated as of the 8th day of August, 2005 as amended and restated as of the 4th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

(e) Vessel Management Agreement for 2500 TEU / 3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

(f) Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

(g) Vessel Management Agreement for Two 2500 TEU K-Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

(h) Vessel Management Agreement for Two 13100 TEU Vessels dated as of the 28th day of January 2008, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisors Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

(i) Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital Corp., with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

(j) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

(k) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank,

ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

(l) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent.

(m) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

(n) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

(o) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent.

(p) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008.

(q) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851;

(r) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852;

(s) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853;

(t) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854;

(u) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855; and

(v) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

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

U.S. Federal Income Tax Considerations

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

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax.

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States unless the exemption provided under Section 883 of the Code (the “Section 883 Exemption”) applies (as more fully described below under “The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo and thus includes time charter or bareboat charter income. The U.S. source portion of our Transportation Income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the

United States is treated as U.S. source, and consequently none of the Transportation Income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of Transportation Income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any Transportation Income from voyages that begin and end in the United States.

The Net Basis Tax and Branch Profits Tax

During our 2007 Year we did not have, and we do not expect to acquire, a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (“ U.S. Effectively Connected Income”).

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

Regarding the second requirement for the Section 883 Exemption, we do not believe that we met the 50% Ownership Test or the CFC Test with respect to our 2007 Year and we do not expect to meet those tests in future years. The analysis of our ability to meet the Publicly Traded Test follows.

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

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During our 2007 Year, our common shares were, and we expect that they will continue to be, “primarily traded” on the New York Stock Exchange.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, will be listed on such market or markets (the “Listing Threshold”) and certain trading volume requirements are met or deemed met as described below. We believe our common shares listed on the New York Stock Exchange represented more than 50% of our outstanding stock by voting power and value during our 2007 Year. Therefore, we believe that we satisfied the Listing Threshold for our 2007 Year.

It is further required with respect to each class of stock relied upon to meet the Listing Threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied these trading frequency and volume tests for our 2007 Year and expect to continue to do so in the future.

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

There is some uncertainty as to whether our common and subordinated shares should be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. For our 2007 Year, regardless of whether they are treated as a single or two separate classes of stock for this purpose, we believe that we were not subject to the 5% Override Rule and therefore satisfied the Publicly Traded Test and qualified for the Section 883 Exemption. There can be no assurance that we will not be subject to the 5% Override Rule in the future, and there can be no assurance that we will qualify for the Section 883 Exemption at any time in the future.

U.S. Federal Income Taxation of U.S. Holders

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

In addition, under legislation proposed in the U.S. Congress, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation unless the non-U.S. corporation is created or organized under the laws of a foreign country that has a comprehensive income tax system. The Marshall Islands imposes only limited taxes on corporations organized under its laws. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be enacted.

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

U.S. Federal Income Taxation of Non-U.S. Holders

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

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Blake, Cassels & Graydon, LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States and who deal at arm’s length with us (U.S. Resident Holders). A holder that is a United States limited liability company may not be considered resident in the United States for purposes of the Canada-U.S. Treaty; accordingly, such holders should consult their own tax advisors.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at the offices of Seaspan Ship Management Ltd. at 2600-200 Granville Street, Vancouver, British Columbia. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2007, our floating-rate borrowings totaled $1.3 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $1.4 billion. These interest rate swaps have a $135.6 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2007 that are sensitive to changes in interest rates. See note 8 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Repayment Dates
	2008	2009	2010	2011	2012	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates	—	—	4,715	5,027	45,547	1,284,149

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

Pursuant to the credit facility agreements, at December 31, 2007 we entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances. The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

	Fixed LIBOR	Notional Amount as at December 31, 2007	Maximum notional amount(1)	Effective Date	Ending Date
Interest rate swap	4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.6400%	254,382	714,500	August 31, 2007	August 31, 2017
Interest rate swap	5.2500%	82,303	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.3150%	53,523	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	43,250	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

In addition, the Company has the following interest rate swaps that are not designated as hedges:

	Fixed LIBOR	Notional Amount as at December 31, 2007	Maximum notional amount(1)	Effective Date	Ending Date
Interest rate swap	5.2000%	$96,000	$96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.4200%	69,122	438,462	September 6, 2007	May 31, 2024
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.1700%	17,820	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.8700%	—	620,390	August 31, 2017	November 30, 2025
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swaps are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2007 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2007, we have retained an expert advisor in connection with our financial reporting of hedging transactions in accordance with FAS 133. There was no other change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that director and Chair of the Audit Committee, David Korbin, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that include a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder. Please contact Sai W. Chu for any such request.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2007 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2006 and 2007, the fees rendered by the auditors were as follows:

	2006	2007
Audit Fees	$394,000	$506,000
Audit-Related Fees	32,000	—
Tax Fees	45,000	57,000
All Other Fees	—	—

	$471,000	$563,000

Audit Fees

Audit fees for 2007 include fees related to our public offerings of our common shares completed in April and August 2007 in addition to our annual audit, quarterly reviews and accounting consultation. Audit fees for 2006 include fees related to our public offering of our common shares completed in November 2006 in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

Audit-related fees for 2006 are for Sarbanes-Oxley Act of 2002 compliance consultation.

Tax Fees

Tax fees for 2007 and 2006 are primarily for tax consultation services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006 and 2007.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

Page
SEASPAN CORPORATION (PREDECESSOR)
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of December 31, 2004 and August 11, 2005	F-2
Predecessor Combined Statement of Operations and Owners’ Equity (Deficiency) for the year ended December 31, 2004 and the 223 Day Period Ended August 11, 2005	F-3
Predecessor Combined Statement of Cash Flows for the year ended December 31, 2004 and the 223 Day Period Ended August 11, 2005	F-4
Notes to the Financial Statements	F-5

SEASPAN CORPORATION
Management’s Statement of Responsibilities	F-18
Report of Independent Registered Public Accounting Firm	F-19
Report of Independent Registered Public Accounting Firm	F-21
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-22
Consolidated Statements of Earnings for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Years Ended December 31, 2006 and 2007	F-23
Consolidated Statements of Shareholders’ Equity for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Years Ended December 31, 2006 and 2007	F-24
Consolidated Statements of Cash Flows for the Period from Date of Incorporation on May 3, 2005 to December 31, 2005 and the Years Ended December 31, 2006 and 2007	F-26
Consolidated Notes to the Financial Statements	F-27

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Consolidated Notes to the Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.1	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.2	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2.3	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.1	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on November 6, 2006).

4.2	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 20, 2007).

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on August 14, 2007).

4.4	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.5	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.6	Vessel Management Agreement for 2500 TEU / 3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

4.7	Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

4.8	Vessel Management Agreement for Two 2500 TEU K-Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on October 29, 2007).

Exhibit Number	Description
4.9*	Vessel Management Agreement for Two 13100 TEU Vessels among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007.

4.10	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.11	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.12	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.13	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby and Ken Low (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.14	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.15	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.16	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

Exhibit Number	Description
4.17*	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent.

4.18	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.19	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.20*	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent.

4.21*	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008.

4.22*	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

4.23*	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

4.24*	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

4.25*	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

4.26*	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

4.27*	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd.

Exhibit Number	Description
4.28	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

8.1*	Subsidiaries of Seaspan Corporation.

11.1	Code of Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

11.2	Compensation Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

11.3	Audit Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

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

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Seaspan Corporation (the “Company”) is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

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

The consolidated financial statements have been reviewed by the audit committee, which has recommended their approval by the Board of Directors. The Company’s independent auditors, KPMG LLP, have examined the financial statements and their report follows.

/s/ Gerry Wang	/s/ Sai W. Chu
Chief Executive Officer	Chief Financial Officer

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended and for the period from the date of incorporation on May 3, 2005 to December 31, 2005, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended and for the period from the date of incorporation on May 3, 2005 to December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and for the period from the date of incorporation on May 3, 2005 to December 31, 2005 in conformity with US generally accepted accounting principles.

As discussed in Note 3(p) to the consolidated financial statements, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 17, 2008

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2007 and 2006

	2007	2006
		(As adjusted - note 3(p))
Assets
Current assets:
Cash and cash equivalents	$123,134	$92,227
Accounts receivable	2,527	641
Prepaid expenses	4,657	3,787

	130,318	96,655
Vessels (note 5)	2,424,253	1,198,782
Deferred charges (note 6)	17,240	7,879
Other assets (note 7)	5,090	3,189
Fair value of financial instruments	—	10,711

	$2,576,901	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$8,516	$5,607
Deferred revenue	7,200	5,560

	15,716	11,167
Long-term debt (note 8)	1,339,438	563,203
Other long-term liability (note 12(d))	223,804	—
Fair value of financial instruments	135,617	15,831

Shareholders’ equity:
Share capital (note 9)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 50,396,833 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	575	475
Additional paid in capital	1,046,412	748,410
Deficit	(122,317)	(17,658)
Accumulated other comprehensive loss	(62,344)	(4,212)

	862,326	727,015

	$2,576,901	$1,317,216

Commitments and contingent obligations (note 12)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Gerry Wang	Director	/s/ David Korbin	Director

SEASPAN CORPORATION

Consolidated Statements of Earnings

(Expressed in thousands of United States dollars, except per share amount)

	Year ended December 31, 2007	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
		(As adjusted - note 3(p))	(As adjusted - note 3(p))
Revenue	$199,235	$118,489	$34,803

Operating expenses:
Ship operating (note 4(a))	46,174	27,869	7,832
Depreciation	50,162	26,878	7,186
General and administrative	6,006	4,911	1,694

	102,342	59,658	16,712

Operating earnings	96,893	58,831	18,091

Other expenses (income):
Interest expense	34,062	17,594	1,699
Interest income	(4,074)	(1,542)	(124)
Undrawn credit facility fees	3,057	2,803	1,041
Amortization of deferred charges (note 6)	1,256	1,980	726
Change in fair value of financial instruments	72,365	908	—
Financing fee write-off (note 6)	635	—	—

	107,301	21,743	3,342

Net earnings (loss)	$(10,408)	$37,088	$14,749

Weighted-average shares used in computation of basic and diluted earnings per share (in thousands)	53,008	37,692	35,992

Earnings (loss) per share, basic and diluted	$(0.20)	$0.98	$0.41

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

	Number of common shares
	Class A	Class B	Class C	Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Total comprehensive income
						(As adjusted - note 3(p))		(As adjusted - note 3(p))	(As adjusted - note 3(p))
Class A common shares issued on initial public offering	28,570,000	—	—	$286	$599,684	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	71	149,974	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	—	1	—	—	1
Excess of purchase price paid over historical cost on vessel purchase (note 9)	—	—	—	—	(197,904)	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	3	5,804	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	—	(45,330)	—	—	(45,330)
Net earnings	—	—	—	—	—	14,749	—	14,749	$14,749
Other comprehensive net income:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—	—	—	—	4,799	4,799	4,799

									$19,548

Dividends on common shares	—	—	—	—	—	(8,278)	—	(8,278)

Balance, December 31, 2005	28,846,500	7,145,000	100	360	512,229	6,471	4,799	523,859
Class A common shares issued on secondary offering (note 9)	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 10):
Restricted Class A common shares and phantom share units issued	30,750	—	—	—	1,182	—	—	1,182
Net earnings	—	—	—	—	—	37,088	—	37,088	$37,088
Other comprehensive net loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$28,077

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	$475	$748,410	$(17,658)	$(4,212)	$727,015

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity, Continued

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

	Number of common shares
	Class A	Class B	Class C	Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Total comprehensive income (loss)
						(As adjusted - note 3(p))		(As adjusted - note 3(p))	(As adjusted - note 3(p))
Balance, December 31, 2006	40,377,250	7,145,000	100	$475	$748,410	$(17,658)	$(4,212)	$727,015
Class A common shares issued on secondary offering (note 9)	9,975,000	—	—	100	309,864	—	—	309,964
Fees and expenses in connection with issuance of common shares	—	—	—	—	(13,202)	—	—	(13,202)
Share-based compensation expenses (note 10):
Restricted Class A common shares and phantom share units issued	44,583	—	—	—	1,340	—	—	1,340
Net loss	—	—	—	—	—	(10,408)	—	(10,408)	(10,408)
Other comprehensive net loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—	—	—	—	(58,132)	(58,132)	(58,132)

									$(68,540)

Dividends on common shares	—	—	—	—	—	(94,251)	—	(94,251)

Balance, December 31, 2007	50,396,833	7,145,000	100	$575	$1,046,412	$(122,317)	$(62,344)	$862,326

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended December 31, 2007	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
		(As adjusted - note 3(p))	(As adjusted - note 3(p))
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(10,408)	$37,088	$14,749
Items not involving cash:
Depreciation	50,162	26,878	7,186
Share-based compensation (note 10)	1,340	1,182	—
Amortization of deferred charges (note 6)	1,256	1,980	726
Write-off on debt refinancing (note 6)	635	—	—
Change in fair value of financial instruments	72,365	908	—
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(2,756)	(2,076)	(2,352)
Other assets and deferred charges	(3,975)	(1,538)	(420)
Accounts payable and accrued liabilities	2,909	4,140	1,467
Deferred revenue	1,640	2,801	2,759

Cash from operating activities	113,168	71,363	24,115

Financing activities:
Common shares issued, net of share issue costs (note 9)	296,762	235,114	710,493
Draws on credit facilities (operating vessels) (note 8)	424,912	279,574	122,893
Draws on credit facilities (vessels under construction) (note 8)	600,323	160,736	—
Other long-term liability	53,106	—	—
Repayment of credit facility	(249,000)	—	—
Financing fees incurred (note 6)	(9,409)	(3,409)	(7,252)
Dividends on common shares	(94,251)	(61,217)	(8,278)

Cash from financing activities	1,022,443	610,798	817,856

Investing activities:
Expenditures for operating vessels	(447,089)	(502,363)	(162,237)
Deposits on vessels under construction	(657,380)	(101,974)	—
Vessels acquired at completion of initial public offering (note 2)	—	—	(664,016)
Intangible assets	(235)	(1,315)	—

Cash used in investing activities	(1,104,704)	(605,652)	(826,253)

Increase in cash and cash equivalents	30,907	76,509	15,718
Cash and cash equivalents, beginning of period	92,227	15,718	—

Cash and cash equivalents, end of period	$123,134	$92,227	$15,718

Supplementary information (note 11(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

1.	General:

Seaspan Corporation was incorporated on May 3, 2005 in the Marshall Islands. These consolidated financial statements are for years ended December 31, 2007 and 2006 and for the period from the date of incorporation on May 3, 2005 to December 31, 2005, includes 142 days of operations from the date of the initial public offering (IPO) on August 12, 2005.

Seaspan Corporation was formed for the purpose of acquiring 10 containerships (the Initial Fleet) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the Predecessor) of Seaspan Container Lines Limited (SCLL) and to enter into an agreement (the Asset Purchase Agreement) to acquire 13 additional containerships from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as VesselCos) on completion of their construction, which completion was scheduled to occur between 2005 - 2007 (all 23 containerships collectively referred to as the Contracted Fleet). Subsequent to the completion of the IPO, Seaspan Corporation has also entered into agreements to acquire other containerships. The primary activity of Seaspan Corporation is the ownership and operation of the containerships which are engaged in the deep-sea container transportation business.

During the year ended December 31, 2007, Seaspan Corporation incorporated Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd., and Seaspan Finance III Co. Ltd., for the purpose of entering into financing lease and credit facility agreements in connection with the construction of certain containerships. These entities are fully consolidated in the financial statements as at and for the year ended December 31, 2007. In these consolidated financial statements, the Company refers to Seaspan Corporation and its wholly owned subsidiaries.

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

$755,822

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

2.	Initial public offering (continued):

Use of proceeds from sale of common shares:
Purchase of Initial Fleet	$664,016
Underwriting and structuring fees paid to third parties	37,847
Repayment of advances from SCLL	1,411
Professional fees and other offering expenses to third parties	7,483
Credit facility costs	7,252
Partial funding of purchase price of the CSCL Melbourne	34,671
Working capital	3,142

$755,822

3.	Summary of significant accounting policies:

(a)	Basis of presentation:

This summary of significant accounting policies is presented to assist in understanding the consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its majority owned subsidiaries (collectively, the Company). In accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46R), the Company also consolidates any variable interest entities (VIE’s) of which it is the primary beneficiary, as defined. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Foreign currency translation:

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

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(e)	Vessels:

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

Deposits, installment payments, interest, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period for vessels under construction are recorded as vessel deposits.

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is approximately 30 years from the date of completion. The Company calculates depreciation based on the remaining useful life and the expected salvage value of the vessel.

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

(f)	Intangible assets:

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset and included in other assets at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(g)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of credit facilities. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

(h)	Income taxes:

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

(i)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(j)	Derivative financial instruments:

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

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(j)	Derivative financial instruments (continued):

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

During the life of the hedge, the Company formally assesses whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Company will discontinue hedge accounting prospectively.

If the Company de-designates a hedging relationship and discontinues hedge accounting, the Company evaluates the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation are recognized in earnings when the actual settlements under the inter rate swap occur.

(k)	Share-based compensation:

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

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(l)	Earnings per share:

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method.

(m)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel lives and the recoverability of the carrying value of vessels, which are subject to future market events. Actual results could differ from those estimates.

(n)	Comparative figures:

Certain of the figures presented have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(o)	Recent accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. Seaspan intends to defer the adoption of SFAS 157 with respect to certain non-financial assets and liabilities as permitted. The Company is currently evaluating the potential impact of the partial adoption of SFAS 157 on its consolidated financial position, results of operations and cash flows.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

3.	Summary of significant accounting policies (continued):

(o)	Recent accounting pronouncements (continued):

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- including an Amendment of FASB Statement No. 115 (SFAS 159), which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 159 on its consolidated financial position, results of operations and cash flows.

(p)	Accounting for dry-dock activities:

Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 and 2005 results. The impact of this adjustment on the consolidated financial statements is as follows:

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189
Deficit, December 31, 2006	(19,602)	1,944	(17,658)

For the year ended December 31, 2006:
Ship operating expenses	$29,407	$(1,538)	$27,869
Amortization of deferred charges	1,966	14	1,980
Net earnings	35,564	1,524	37,088
Earnings per share, basic and diluted	0.94	0.04	0.98

As at December 31, 2005:
Retained earnings, December 31, 2005	$6,051	$420	$6,471

Period from date of incorporation on May 3, 2005 to December 31, 2005:
Ship operating expenses	$8,252	$(420)	$7,832
Net earnings	14,329	420	14,749
Earnings per share, basic and diluted	0.40	0.01	0.41

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

4.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 12.4% voting interest in the Company as at December 31, 2007.

The Management Agreement was entered into on August 8, 2005 for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company previously issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At December 31, 2007, the incentive shares do not have rights to incremental dividends.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services—The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items.

•

Administrative and Strategic Services—The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company.

On May 4, 2007, the Management Agreement (the Amended Management Agreement) was amended and restated to include the second hand vessels chartered to A.P. Moller Mærsk A/S (the Mærsk vessels). Under the original Management Agreement, the Manager provides technical, strategic and administrative services (the Services) to the Company for the 23 vessels that made up the Company’s contracted fleet at the time of the IPO (the IPO vessels). These Services will continue to be provided to the Company under the Amended Management Agreement for the IPO vessels, Mærsk vessels, and any other new build or second hand vessel that the Company may, with the prior approval of the Manager, add to the Amended Management Agreement.

Under the Amended Management Agreement, for vessels other than the IPO vessels, the Company will fund at its own expense pre-delivery purchases and services to ensure the seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

4.	Related party transactions (continued):

(a)	Management Agreement (continued):

On May 18, 2007 and September 28, 2007, the Company entered into separate Management Agreements with the Manager to provide technical services for the vessels that it has acquired to date other than those in its initial contracted fleet or the Mærsk Vessels. Under these Management Agreements, the Company pays to the Manager an initial technical services fee for the management of those vessels once the relevant vessel is delivered. The initial technical service fee under each of the Management Agreements, as summarized below, is fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years:

Date of Management Agreement	Vessels subject to Management Agreement	Initial Technical Services Fees (per vessel per day)
May 4, 2007 (Amended Management Agreement)	• IPO vessels
	- 4250 TEU	$4,500
	- 8500 TEU	6,000
	- 9600 TEU	6,500
	• Mærsk vessels
	- 4800 TEU	5,750

May 18, 2007
(2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	4,200
	• Eight of the ten 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	4,000

May 18, 2007 (5100 Management Agreement)	• Four 5100 TEU vessels that will be constructed by Hyundai Heavy Industries Co., Ltd., or HHI	4,800

September 28, 2007
(2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels that will be constructed by Jiangsu	4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	4,725
	• Eight 8500 TEU vessels that will be constructed by HHI	6,000

For vessels operating or that began operations during the year ended December 31, 2007, the Manager provided technical services at a cost of $47,956,500 (2006—$28,811,500; 2005—$8,251,000) to the Company. During the year ended December 31, 2007, $2,566,000 (2006—$1,538,000; 2005—$420,000) of dry-dock activities, that forms a portion of the technical services fee, was paid to the Manager.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

4.	Related party transactions (continued):

(a)	Management Agreement (continued):

During the year ended December 31, 2007, the Manager provided fixed fee administrative and strategic services at a cost of $72,000 (2006—$72,000; 2005—$27,871), and the Company reimbursed expenses incurred by the Manager in the amount of $1,526,000 (2006 - $836,064; 2005—$313,628).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to/from related parties:

As at December 31, 2007, $1,584,000 (2006—$1,116,000) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services, dry-dock costs paid and acquisition costs paid on the Company’s behalf. As at December 31, 2007, $73,000 (2006—$204,000; 2005—nil) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are included in accounts payable and are to be repaid in the ordinary course of business. As at December 31, 2007, $2,135,000 (2006—nil) is due from related parties.

5.	Vessels:

December 31, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,577,801	$84,226	$1,493,575
Deposits on vessels under construction	930,678	—	930,678

	$2,508,479	$84,226	$2,424,253

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels under construction	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

5.	Vessels (continued):

During the year, the Company capitalized interest costs of $19,030,000 (December 31, 2006 and 2005 - $2,411,000 and nil, respectively) as deposits on vessels.

6.	Deferred charges:

	Dry-docking	Financing fees	Total
	(As adjusted - note 3(p))		(As adjusted - note 3(p))
December 31, 2005	—	6,526	6,526
Cost incurred	84	3,409	3,493
Amortization expensed	(14)	(1,966)	(1,980)
Amortization capitalized	—	(160)	(160)

December 31, 2006	70	7,809	7,879
Cost incurred	2,309	9,409	11,718
Amortization expensed	(253)	(1,003)	(1,256)
Amortization capitalized	—	(466)	(466)
Write-off on debt refinancing	—	(635)	(635)

December 31, 2007	$2,126	$15,114	$17,240

During the year ended December 31, 2007, the Company refinanced the $1.0 billion credit facility, as described in note 8. As a result, $635,000 of previously deferred costs incurred in connection with the $1.0 billion credit facility were expensed.

7.	Other assets:

	December 31, 2007	December 31, 2006
		(As adjusted - note 3(p))
Prepaid expenses	$3,540	$1,874
Intangible assets	1,550	1,315

Other assets	$5,090	$3,189

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt:

	December 31, 2007	December 31, 2006
Long-term debt (operating vessels): $1.3 billion revolving credit facility (2006 - $1.0 billion credit facility)	$640,259	$464,347

Long-term debt (operating vessels)	$640,259	$464,347

Long-term debt (vessels under construction): $1.3 billion revolving credit facility (2006 - $1.0 billion credit facility)	$117,631	$—
$920.0 million revolving credit facility	336,607	—
$365.0 million revolving credit facility	111,207	35,420
$218.4 million credit facility	83,734	63,436
$150.0 million revolving credit facility	50,000	—

Long-term debt (vessels under construction)	$699,179	$98,856

Long-term debt	$1,339,438	$563,203

(a)	$1.3 billion revolving credit facility:

On May 11, 2007, the Company amended and restated its $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement is a $1.3 billion single-tranche senior secured seven-year revolving credit facility (the $1.3 billion revolving credit facility). The borrowings of this facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. The facility maturity date is May 11, 2014, except that the Company has the option to extend the facility maturity for one additional year under certain circumstances.

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among other things:

•

First and second priority mortgages on the 23 vessels in the Company’s initial contracted fleet as well as the four 4800 TEU vessels which the Company purchased from A. P. MøIler-Mærsk A/S between October and December 2006; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(a)	$1.3 billion revolving credit facility (continued):

Until August 11, 2012, the Company will be able to borrow up to $1.3 billion without adding additional collateral provided that the total outstanding balance remains below 70% of the market value of the vessels that are collateralized. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the facility so long as the loan to value ratio does not exceed 80% (the Overadvance Loan).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction beginning on May 11, 2014, the maximum facility amount will be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. The Company has the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LlBOR plus 1.0% per annum.

The $1.3 billion revolving credit facility requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

The $1.3 billion revolving credit facility contains certain financial covenants including but not limited to covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(b)	$365.0 million revolving credit facility:

On May 19, 2006, the Company entered into a $365.0 million senior secured revolving credit facility agreement (the $365.0 million revolving credit facility) with certain lenders.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(b)	$365.0 million revolving credit facility (continued):

The $365.0 million revolving credit facility is divided into two Tranches: Tranche A, in the maximum amount of $82.0 million and Tranche B, in the maximum amount of $283.0 million. No amounts have been drawn on Tranche A. Tranche B is being used to partially fund the purchase of our eight 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding in China. Both Tranche A and Tranche B will be divided into several advances.

The $365.0 million revolving credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the facility.

The $365.0 million revolving credit facility requires payments of a commitment fee of 0.3% per annum on the average undrawn facility amount.

Beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008, the principal amount borrowed under Tranche A will be reduced semiannually by amounts ranging from 2.2% to 3.5% of the amount borrowed until the maturity date, at which time Tranche A will terminate. A final payment of approximately 47% of the amount borrowed is required upon termination of the tranche. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the principal amount borrowed under Tranche B will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the amounts borrowed until the maturity date, at which time Tranche B will terminate. A final payment of approximately 49% of the amount borrowed is required upon termination of Tranche B.

Tranche A of the facility has a maturity date of the tenth anniversary of the delivery date of the last vessel or July 31, 2017, whichever is earlier. Tranche B of the facility has a maturity date of the tenth anniversary of the delivery date of the vessel or August 31, 2019, whichever is earlier.

The $365.0 million revolving credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $365.0 million revolving credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(b)	$365.0 million revolving credit facility (continued):

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a credit facility for $218.4 million (the $218.4 million credit facility). The proceeds of this facility are being used to partially finance the construction of the four 5100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. in South Korea. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The $218.4 million credit facility requires payments of commitment fees of 0.3% per annum calculated on the undrawn portion of the facility.

Beginning thirty six months from the delivery date of the last vessel securing the $218.4 million credit facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or December 23, 2021, whichever is earlier.

The $218.4 million credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $218.4 million credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(c)	$218.4 million credit facility (continued):

The $218.4 million credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(d)	$920.0 million revolving credit facility:

On August 8, 2007, the Company entered into a secured reducing revolving $920.0 million credit facility (the $920.0 million revolving credit facility).

The proceeds of this facility may be used by the Company to partially finance the construction of two of the Company’s 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding Co., Ltd., four of the Company’s 4250 TEU vessels under construction by Jiangsu New Yangzi Shipbuilding Co., Ltd. and the Company’s eight 8500 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. After delivery of the vessels, the Company may use this facility for general corporate purposes.

The final maturity date for the $920.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last collateral vessel delivered and December 31, 2022. The Company’s obligations under this credit agreement are secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $920.0 million revolving credit facility, the Company may borrow up to the lesser of $920.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,250,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered to the Company by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(d)	$920.0 million revolving credit facility (continued):

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the $920.0 million revolving credit facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $920.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The $920.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.5% per annum. The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loan balance.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth and interest and principal coverage ratios.

(e)	$150.0 million revolving credit facility:

On December 28, 2007, the Company entered into a secured reducing revolving $150.0 million credit facility (the $150.0 million revolving credit facility).

The proceeds of this facility are being used by the Company to finance the construction of two of the Company’s 13100 TEU vessels, one of which will be built by Hyundai Heavy Industries Co., Ltd., and the other by Hyundai Samho Heavy Hyundai Industries Co., Ltd.

The final maturity date for the $150.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023. The Company’s obligations under this credit agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(e)	$150.0 million revolving credit facility (continued):

Under this facility, the Company may borrow up to the lesser of $150.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered to the Company by October 27, 2011. Commencing on the earlier of 6 months after the delivery date of the last vessel and April 27, 2012, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $150.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a Vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The $150.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.8% per annum. The $150.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn, uncancelled portion of the facility.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth and interest and principal coverage ratios.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

8.	Long-term debt (continued):

(f)	Minimum repayments:

As at December 31, 2007, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2008	$—
2009	—
2010	4,715
2011	5,027
2012	45,547
Thereafter	1,284,149

$1,339,438

9.	Share capital:

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

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

9.	Share capital (continued):

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

On November 8, 2006, the Company completed a secondary offering and issued 11,500,000 common shares at $21.50 per share. The net proceeds of $235,114,000 from this offering were used to fund a portion of the purchase price of the undelivered vessels that the Company had contracted to purchase and for working capital and other general corporate purposes.

On April 24, 2007, the Company completed an equity offering and issued 5,000,000 common shares at $29.45 per share. On April 30, 2007, an additional 475,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. The net proceeds of $154,361,000 from this offering were used to fund vessel acquisitions.

On August 17, 2007, the Company completed an equity offering and issued 4,500,000 common shares at $33.05 per share. The net proceeds of $142,401,000 from this offering were used to repay indebtedness under the $1.3 billion revolving credit facility.

10.	Share-based compensation:

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

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

10.	Share-based compensation (continued):

Under the plan, the Company granted the following share-based awards during the year ended December 31, 2007:

(a)	18,750 restricted Class A common shares to its independent directors as compensation for services for 2007. These shares vested on December 31, 2007.

(b)	2,333 Class A common shares to the former Chief Financial Officer as additional compensation for services for 2007.

(c)	15,000 phantom share units to the Chief Financial Officer as compensation for services. One third of the award vests on each of January 1, 2008, January 1, 2009, and January 1, 2010. On January 1, 2008, 5,000 common shares were issued in exchange for the cancellation of the 5,000 vested phantom share units.

(d)	135,000 phantom share units to the Chief Executive Officer as compensation for services. One third of the award vests on each of December 21, 2008, December 21, 2009 and December 21, 2010.

During the year ended December 31, 2007, the following share-based awards vested:

(e)	On January 1, 2007, one third of the phantom share units issued to the Chief Executive Officer as compensation for services, vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The 66,333 phantom share units outstanding as at December 31, 2007 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest. On January 1, 2008, 33,167 common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units.

(f)	On January 1, 2007, one third of the 14,500 restricted Class A common shares issued to the former Chief Financial Officer as compensation for services vested. The remaining two thirds of the 14,500 restricted Class A common shares issued were cancelled as the grantee is no longer in the service of the Company.

Under the plan, the Company granted the following share-based awards during the year ended December 31, 2006:

(i)	16,250 restricted Class A common shares to its independent directors as compensation for services for 2006. These shares vested on December 31, 2006.

(ii)	14,500 restricted Class A common shares to the former Chief Financial Officer as compensation for services. One third of the award vests on each of January 1, 2007, January 1, 2008, and January 1, 2009.

(iii)	99,500 phantom share units to the Chief Executive Officer as compensation for services. One third of the award vests on each of January 1, 2007, January 1, 2008, and January 1, 2009.

No awards were issued under the plan in 2005.

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

10.	Share-based compensation (continued):

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	30,750	21.32	99,500	22.40
Vested	(16,250)	20.35	—	—

December 31, 2006	14,500	22.40	99,500	22.40
Granted	21,083	24.43	150,000	25.10
Vested	(25,916)	24.43	(33,167)	22.40
Cancelled	(9,667)	22.40	—	—

December 31, 2007	—	$—	216,333	$24.27

The above shared-based awards are recognized as compensation costs over the requisite service period in the consolidated income statement based on the fair value of the award on the date of grant. During 2007, the Company recognized a total of $1,514,000 (2006 - $1,182,000 - 2005 - nil) share-based compensation expenses. As at December 31, 2007, there was $4,359,000 (2006 - $1,702,000) of total unrecognized compensation costs relating to the outstanding share based awards, which is expected to be recognized over the term of the awards.

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	December 31, 2007	December 31, 2006
Due to related parties (note 4(b))	$1,657	$1,320
Accrued interest	3,735	2,165
Other accrued liabilities	3,124	2,122

	$8,516	$5,607

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

11.	Other information (continued):

(b)	Supplementary information to the statement of cash flows consists of:

	December 31, 2007	December 31, 2006	December 31, 2005
Interest paid	$34,038	$18,021	$1,390
Interest received	4,099	1,500	—
Undrawn credit facility fee paid	1,473	2,320	1,034
Non-cash transactions:
Other long-term liability for vessels under construction	170,698	—	—
Fair value of interest rate swap	—	3,738	—
Fair value of interest rate swaption	—	3,738	—
Excess of purchase price over carrying value of the Initial Fleet	—	—	197,904

12.	Commitments and contingent obligations:

(a)	As of December 31, 2007, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 12(d), as follows:

2008	$704,750
2009	631,405
2010	672,234
2011	768,621

$2,777,010

(b)	As at December 31, 2007, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2008	$229,446
2009	296,695
2010	429,841
2011	619,214
2012	653,364
Thereafter	5,090,366

$7,318,926

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

12.	Commitments and contingent obligations (continued):

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services under the current management agreement for 2008 is $54,427,000.

(d)	On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by Samsung Heavy Industries Co., Ltd. (Samsung). The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). The Company also entered into agreements with the SPE to lease the five 4500 TEU vessels upon completion of the construction terms. Under the lease agreements, the Company will pay lease payments of 20% of the value of the vessels over the term of the first five years and a balloon payment at the termination of the leases for the remaining 80% of the value. Upon termination of the leases, the Company has the ability to purchase the vessels at the fair market value at that time. Under the lease agreements, the Company receives a rental rebate equal to 99.9% of the proceeds from the sale of each vessel.

All obligations under the lease are guaranteed by the Company. Under the terms of these arrangements, the novation of the shipbuilding contracts to the SPE does not constitute a sale-leaseback of the vessels. As a result, the Company will continue to recognize the amounts paid under the contracts with Samsung as Deposits on Vessels under Construction and the amounts paid by the SPE as Other Long-Term Liability in the financial statements.

13.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers as at December 31, 2007. As at December 31, 2007, customers accounting for our total revenues are:

	December 31, 2007	December 31, 2006	December 31, 2005
CSCL Asia	$102,886	$86,938	$33,471
HL USA	54,963	28,436	1,332
APM	32,738	3,115	—
COSCON	8,648	—	—

	$199,235	$118,489	$34,803

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

13.	Financial instruments (continued):

(b)	Fair value:

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

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to movements in interest rates.

As at December 31, 2007, the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances.

The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

	Fixed LIBOR	Notional amount as at December 31, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.6400%	254,382	714,500	August 31, 2007	August 31, 2017
Interest rate swap	5.2500%	82,303	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.3150%	53,523	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	43,250	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

In addition, the Company has the following interest rate swaps that are not designated as hedges:

	Fixed LIBOR	Notional amount as at December 31, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	5.2000%	$96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.4200%	69,122	438,462	September 6, 2007	May 31, 2024
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.1700%	17,820	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.8700%	—	620,390	August 31, 2017	November 30, 2025
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020

SEASPAN CORPORATION

Notes to Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2007 and 2006

Period from date of incorporation on May 3, 2005 to December 31, 2005

13.	Financial instruments (continued):

(c)	Interest rate risk management agreements (continued):

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

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

14.	Subsequent events:

(a)	On January 1, 2008, the Company issued 3,750 shares to each independent director for a total of 18,750 shares as compensation for services for 2008. These shares vest on December 31, 2008.

(b)	On January 8, 2008, the SPE made $113,956,000 of installment payments for two of the 4500 TEU vessels under construction.

(c)	On January 24, 2008, the Company declared a cash dividend of $0.475 per share, representing a total cash distribution of $27,359,000. The cash dividend was paid on February 15, 2008 to all shareholders of record on February 1, 2008.

(d)	On January 28, 2008, the Company entered into a separate Management Agreement with the Manager to provide technical services for two of its 13100 TEU vessels. Under the Management Agreement, the Company pays to the Manager an initial technical service fee for the management of those vessels once the relevant vessel is delivered. The initial technical service fee under the agreement is $6,750 per vessel per day and is fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years.

(e)	Subsequent to the year ended December 31, 2007, the Company drew $155,947,000 on its credit facilities to fund installment payments for vessels under construction. The Company also repaid $138,000,000 of debt under the $1.3 billion revolving credit facility.

(f)	On January 31, 2008, the Company de-designated two interest rate swaps: the pay fixed LIBOR of 5.64% with an effective date of August 31, 2007 and the pay fixed LIBOR of 5.315% with an effective date of August 15, 2006. The impact of these de-designations will result in recognition of a $2 million charge to earnings out of accumulated other comprehensive loss at the date of de-designation.

During the period subsequent to December 31, 2007, significant changes to the projected LIBOR rates occurred as a result of economic factors. As a result of these changes, the fair value of the liability related to the Company’s interest rate swaps and swaption has increased by $80 million from December 31, 2007 to February 29, 2008. The Company will test the effectiveness of designated interest rate swaps at March 31, 2008 and will record changes in fair value to earnings or accumulated other comprehensive loss, as appropriate.

(g)	On March 17, 2008, the Company entered into a $291,200,000 credit facility agreement (the “$291.2 million credit agreement”). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $291.2 million credit agreement, the Company may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel.

The facility has a term loan component of $232,960,000, which is divided into two tranches, and a revolving loan component of $58,240,000. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea (KEXIM). The $291.2 million credit agreement requires payment of interest on the outstanding revolving loan at a rate calculated as LIBOR plus 0.85% per annum, payment of interest on the outstanding term loan tranches at a rate calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. The credit agreement also requires payment of a commitment fee of 0.30% per annum calculated on the undrawn, uncancelled portion of the total facility.

The Company can draw on the term loans for a specified period of time following the scheduled delivery date of each vessel. After delivery of these vessels, the Company may use the revolving loan for general corporate purposes.

The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel and December 31, 2023 and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023.

The Company may prepay the term loans on a repayment date without penalty, other than breakage costs and opportunity costs in certain circumstances. The Company may prepay the revolving loan on the last day of any interest period except that the Company is not permitted to prepay a certain portion of the revolving loan during the pre-delivery period. Amounts of the revolving loan that are prepaid voluntarily may be re-borrowed up to the amount of the revolving loan. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel, the cancellation of a ship building contract or if the guarantee provided by KEXIM ceases to be valid for certain reasons and KEXIM determines that there has been or could be a material adverse effect on the Company’s ability to perform its payment obligations. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 24, 2008