Form 20-F/A
period 2007-12-31
Seaspan CORP
filed 2008-04-07
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT NO. 1

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTES

This Form 20-F/A is being filed by Seaspan Corporation (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 24, 2008 (the “2007 20-F”), solely to include the consent of KPMG LLP to the incorporation by reference of their reports in respect of the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 that were included in the 2007 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2007 20-F or reflect any events that have occurred after the 2007 20-F was filed on March 24, 2008. The filing of this Form 20-F/A should not be understood to mean that any other statements contained in the 2007 20-F are true and complete as of any date subsequent to March 24, 2008.

i

Item 19. Exhibits

The following exhibits are filed as part of this Report and are in addition to those exhibits previously filed as exhibits to the 2007 Annual Report:

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2007

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 7, 2008

2

INDEX TO EXHIBITS

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2007

*	Filed herewith.

3