Form 20-F
period 2008-12-31
Seaspan CORP
filed 2009-03-31
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: 604-638-2575

Facsimile: 604-648-9782

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

66,800,041 Class A Common Shares, par value of $0.01 per share

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as Issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

SEASPAN CORPORATION

ii

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

This Annual Report on Form 20-F for the year ended December 31, 2008 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	potential liability from future litigation; and

•	other factors detailed in this Annual Report and from time to time in our periodic reports.

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

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services. References to SSML are to Seaspan Ship Management Ltd., our Manager’s ship management affiliate. References to SCML are to Seaspan Crew Management Ltd., our Manager’s crew management affiliate. References to SCLL are to Seaspan Container Lines Limited.

References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzjiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. The following table sets forth the actual capacities of the vessels in our fleet by class and shipbuilder.

Vessel Class (TEU)	Shipbuilder	Actual Capacity (TEU)
13100	HHI and HSHI	13,092 (1)
9600	Samsung	9,580
8500	Samsung	8,468
8500	HHI	8,495 (1)
5100	HHI	5,087 (1)
4800	Odense-Lindo	4,809
4500	Samsung	4,520 (1)
4250	Samsung	4,253
4250	New Jiangsu	4,250 (1)
3500	Zhejiang	3,534
2500	Jiangsu	2,546

(1)	The actual capacities listed for the vessels that have not yet been delivered to us are based on the technical specifications provided in the shipbuilding contracts for such vessels.

RECENT DEVELOPMENTS

As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the equity capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 33 vessels which we have contracted to acquire over the next three years. In this regard, we have entered into options and related agreements with some of our shipyards with respect to approximately 15 vessels. In order to exercise the options and therefore implement the delayed delivery of these vessels, we will need to acquire, during the relevant option period described below, the consent of the parties who have agreed to charter these vessels from us, as well as our lenders who have agreed to provide the debt financing for the purchase of these vessels. If we elect not to exercise the options, then such consents are not required.

Although we strongly believe that delaying delivery of these vessels is in the best interest of all parties involved, we cannot give you assurances that we will receive the necessary consents to exercise all of the options and implement the delayed deliveries. Further, with respect to the relevant lenders, they may take the opportunity to request an increase in the interest margin provided in their committed loan facilities or fees in exchange for providing their consent or even attempt to assert that entering into the options and related agreements required their prior consent. Any of these actions could be materially adverse to us. We believe our relations with all relevant parties are good and that we should be able to acquire the necessary consents on terms which will make it beneficial for us to effect the delivery delays. If we are unable to do so, we would not exercise the options.

Under the option agreements, we have until a date in July or August, 2009, depending on the vessel, to exercise the deferral option. Under certain of the option agreements, we will be required to pay the relevant shipyard a fee if we are unable to exercise the deferral option as a result of our failure to obtain lender consent, charter party consent or otherwise. If we do obtain the necessary consents and therefore exercise the options, the final installment payment will be increased in order to compensate the shipyards for their costs and expenses related to the deferral.

In connection with certain of the option agreements, the shipyards have begun to mitigate the current costs of construction. Accordingly, if we do not exercise certain of the options, we have agreed to indemnify the shipyards for their reasonable costs and expenses incurred as a result of changes to their production schedules, including late deliveries. The shipyards have agreed to use reasonable efforts to deliver the respective vessel as close to the originally schedule delivery date as their production schedule permits; however, if certain of the options are not exercised and a contract is terminated for delay, we have agreed to purchase the vessel under a new contract.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

	Year Ended December 31,			August 12 to December 31, 2005	January 1 to August 11, 2005 (1)	Year Ended December 31, 2004 (1)
	2008	2007	2006
Statements of operations data (period ended, in thousands of dollars):
Revenue	$229,405	$199,235	$118,489	$34,803	$40,157	$35,933
Operating expenses:
Ship operating	54,416	46,174	27,869	7,832	7,733	7,157
Depreciation	57,448	50,162	26,878	7,186	9,904	8,808
General and administrative (2)	8,895	6,006	4,911	1,694	218	207

Operating earnings	108,646	96,893	58,831	18,091	22,302	19,761
Other expenses (income):
Interest expense	33,035	34,062	17,594	1,699	14,563	11,804
Change in fair value of financial instruments (3)	268,575	72,365	908	—	(7,308)	(1,416)
Interest income	(694)	(4,074)	(1,542)	(124)	—	—
Write-off on debt refinancing	—	635	—	—	—	3,135
Undrawn credit facility fee	5,251	3,057	2,803	1,041	—	—
Amortization of deferred charges	1,825	1,256	1,980	726	450	222
Other	—	—	—	—	(17)	(53)

Net earnings (loss)	$(199,346)	$(10,408)	$37,088	$14,749	$14,614	$6,069

Common shares outstanding (at period end):	66,800,141	57,541,933	47,522,350	35,991,600
Per share data (in dollars):

Basic and diluted earnings (loss) per class A and B common share	$(3.12)	$(0.20)	$0.98	$0.41	N/A	N/A
Dividends paid per class A and B common share	$1.90	$1.785	$1.70	$0.23	N/A	N/A
Basic and diluted earnings (loss) per class C common share	$—	$—	$—	$—	N/A	N/A
Dividends paid per class C common share	$—	$—	$—	$—	N/A	N/A

	Year Ended December 31,			August 12 to December 31, 2005	January 1 to August 11, 2005 (1)	Year Ended December 31, 2004 (1)
	2008	2007	2006
Statements of cash flows data (period ended, in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$124,752	$113,168	$71,363	$24,115	$19,289	$18,540
Investing activities	(634,782)	(1,104,704)	(605,652)	(826,253)	(20,939)	(8,692)
Financing activities	523,181	1,022,443	610,798	817,856	793	(8,279)
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents	$136,285	$123,134	$92,227	$15,718	$3,209	$4,066
Current assets	141,711	130,318	96,655	18,070	22,316	13,258
Vessels	3,126,489	2,424,253	1,198,782	621,163	466,112	454,862
Fair value of financial instruments, asset (3)	—	—	10,711	4,799	—	—
Deferred charges	20,306	17,240	7,879	6,526	8,548	8,201
Total assets	3,296,872	2,576,901	1,317,216	650,558	496,976	476,321
Current liabilities (excluding current portion of long-term debt)	23,654	15,716	11,167	4,226	5,357	5,481
Current portion of long-term debt (4)	—	—	—	—	26,203	19,773
Long-term debt (4)	1,721,158	1,339,438	563,203	122,893	405,495	376,999
Due to related party	—	—	—	—	43,393	64,822
Fair value of financial instruments, liability (3)	414,769	135,617	15,831	—	11,552	18,860
Owner’s equity (deficiency)	—	—	—	—	4,976	(9,638)
Share capital	668	575	475	360	—	—
Total shareholders’ equity	746,360	862,326	725,015	523,439	—	—

Other data:
Number of vessels in operation at period end	35	29	23	13	10	6
TEU capacity at period end	158,483	143,207	108,473	63,719	50,960	29,733
Fleet utilization (5)	99.3%	99.0%	99.0%	100.0%	99.8%	100.0%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.

(2)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial ten container ships, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.

(3)

The predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. Subsequent to the initial public offering, we entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.8700% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap agreements were reported in accumulated other comprehensive income. The fair value will change as market interest rates change. For designated swaps amounts payable or receivable under the interest rate swaps are included in earnings when and where the designated interest payments are included. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings. On January 31, 2008, we de-designated two of our interest swaps for which we were obtaining hedge accounting. On September 30, 2008, we elected to prospectively de-designate all interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all of our interest rate swap agreements and the swaption agreement are marked to market subsequent to this date and the changes in the fair value of these instruments are recorded in earnings.

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

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of expenses and the establishment of any reserves.

Our policy since our initial public offering has been to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends in the future. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters and the ability of our charterers to perform their obligations under their respective time charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service our current and future indebtedness;

•	our ability to raise additional equity to satisfy our capital needs; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

The amount of cash we have available for dividends on our shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facilities or lease arrangements or any future credit agreements or debt securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, and a monthly administrative services fee not to exceed a total of $6,000 per month and reimburse our Manager for all reasonable costs in providing us with administrative and strategic services. We will also be required to reimburse our Manager for certain extraordinary costs and capital expenditures as provided for in our management agreements.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facilities and lease arrangements also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common shares. On January 16, 2009, we announced a quarterly cash dividend of $0.475 per common share. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from meeting our future capital needs.

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The debt and equity capital markets have been exceedingly distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain financing.

In particular, the cost of raising money in the equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Although we have debt financing in place, after taking into consideration the $200 million proceeds from the sale of our Series A 12% Cumulative Preferred Shares, par value $0.01 per share, or our Series A Preferred Shares, we will require in the range of approximately $500 to $600 million in equity capital or other capital to fund the remaining portion of the purchase price of the vessels we have contracted to purchase. We must raise this capital over an approximate two year period commencing in 2010. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Although we have committed credit facilities in place to satisfy our short, medium and long-term debt needs and have not experienced any difficulties drawing on those facilities to date, we may be unable to obtain adequate funding under our current credit facilities in the future because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs.

In addition, the global economic recession could limit our ability to borrow funds under one of our credit facilities by causing a reduction in the market values of our vessels. While our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level, a decline in the market value of certain vessels could impair our ability to draw the full amount available under our $1.3 Billion Credit Facility, which contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We are able to draw down funds under that facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, calculated on a without-charter basis does not exceed 70%. We may be unable to obtain an appraisal as to our vessels due to current market conditions and the unwillingness of valuators to provide them. The last vessel valuation we obtained was in July of 2008, and in light of the recent economic downturn, vessel valuations in the marketplace have declined significantly. As a result, we may be unable to borrow additional funds under our $1.3 Billion Credit Facility. As of December 31, 2008, we have drawn approximately $1.0 billion of our $1.3 Billion Credit Facility.

Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

The business and activity levels of many of our charterers, shipbuilders and related parties and their respective ability to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be impacted by the current deterioration in the credit markets.

All of our vessels that are currently chartered and those that we will acquire will be chartered to customers under long-term time charters. Payments to us under those charters are and will be our sole source of operating cash flow. Many of our charterers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there has been a significant decline in the credit markets and the availability of credit. Additionally, the equity value of many of our charterers has substantially declined. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. To date we have not experienced any difficulties in the ability of our charterers to make charter payments to us nor have we received any requests from our charterers to renegotiate our charters. If our charterers are unable to make charter payments to us in the future or if there are material changes to the terms of our charters, our results of operations, financial condition and ability to pay dividends may be materially and adversely affected.

Similarly, the shipbuilders with whom we have contracted may be affected by the instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. As well, the refund guarantors under our ship building contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at attractive costs may materially affect our results of operations, financial condition and ability to pay dividends.

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase over approximately the next three years, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

We have agreed to acquire an additional 33 containerships over approximately the next three years. We have entered into contracts to purchase 28 of those containerships and, as of December 31, 2008, the total purchase price of the 28 vessels was estimated to be approximately $3.0 billion. Our obligation to purchase the 28 vessels is not conditional upon our ability to obtain financing for such purchases. We will lease the remaining five of the 33 vessels from Peony Leasing Limited, or Peony, an affiliate of Bank of Scotland plc and Lloyds Banking Group. Under the terms of our lease financing arrangements with Peony, we have the ability to purchase the five vessels from Peony at a price approximately equal to their fair market value at the end of their relevant lease terms. Although we currently intend to purchase all five vessels, we cannot assure you that we will be able to purchase them on terms favorable to us or at all.

To fund the remaining portion of these and other capital expenditures, we will use cash from operations, incur borrowings or raise capital through the sale of additional securities. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, poor economic conditions and contingencies and uncertainties that are beyond our control.

To fund the remaining portion of the purchase price of the vessels we have contracted to acquire, we will require in the range of approximately $500 to $600 million in equity capital or other capital. We must raise this capital over an approximate two year period commencing in 2010. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all. In addition, our credit facilities contain “gearing” covenants, which prohibit us from incurring total borrowings in an amount greater than 65% of our total assets. Also, our $1.3 Billion Credit Agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. If the market value of the vessels securing that credit facility declines, the amount that we may borrow thereunder will be limited. Further, even if we are not in breach of the gearing covenants and the market value of our vessels has not declined, lenders under our credit facilities may be unable to meet their funding obligations or may refuse to do so because of poor market conditions or because of their own financial condition. As a result, we may not be able to borrow funds with which to complete the acquisition of the remaining vessels in our contracted fleet or to further expand the size of our fleet.

Our failure to obtain the funds for necessary future capital expenditures would likely have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If, however, we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. At some time in the future, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will be considered by our board of directors in future decisions regarding the amount of funds to be retained in our business to preserve our capital base. Unless we are successful in making accretive acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

Unless we maintain reserves and are able to borrow funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Additionally, any reserves set aside for vessel replacement would not be available for dividends.

We cannot assure you that we will be able to borrow amounts under our credit facilities, and restrictive covenants in our credit facilities and lease arrangements impose financial and other restrictions on us, including our ability to pay dividends.

Prior to each drawdown under our credit facilities, each of our credit facilities requires us, among other things, to meet specified financial ratios and other requirements. Specifically, we are prohibited under each of our credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. In addition, our $1.3 Billion Credit Agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We may be unable to obtain an appraisal of our vessels due to current market conditions and the unwillingness of valuators to provide them. The last valuation we obtained was in July of 2008, and in light of the recent economic downturn, vessel valuations in the marketplace have declined significantly. As a result, we may also be unable to borrow additional funds under our $1.3 Billion Credit Facility. To the extent that we are not able to satisfy the requirements in our credit facilities, we may not be able to draw down under our credit facilities, and to the extent we exceed the specified financial ratios and other requirements, we will be in breach of our credit facilities. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our charterers, experience a change of control.

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

Therefore, we may need to seek permission from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ or lessors’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreements or lease arrangements, our results of operations, financial condition and ability to pay dividends will be materially adversely affected.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facilities.

We intend to finance our future fleet expansion program partially with secured indebtedness drawn under our credit facilities or future credit facilities. The earliest maturity date of our current credit facilities is 2015, and while we intend to refinance amounts drawn under our credit facilities or future credit facilities with the net proceeds of future debt or equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt or equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing arrangements. In addition, debt service payments under our credit facilities, future credit facilities, future issuance of debt securities or alternative financing arrangements may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, future credit facilities, future debt securities or an alternative financing arrangements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on the vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of our acquisition of the remaining 33 containerships that we have contracted to purchase or lease, as the case may be, we will have substantial indebtedness. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

We will be paying all costs for the 28 vessels that we contracted to purchase and have incurred borrowings to fund in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

For each of the vessels that we have agreed to purchase, we are required to make certain payment installments, ranging from 5% to 20% of the total contracted purchase price for each vessel, as well as a final installment payment, generally equal to 50% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of these vessels.

If a shipbuilder is unable to deliver a vessel or if we reject a vessel, we may in certain circumstances be required to pay back a portion of the outstanding balance of the relevant credit facility. Further, if a charterer rejects a vessel, we may in certain circumstances be required to pay back a portion of the outstanding balance of the relevant credit facility. Such an outcome could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

We are relying on Peony, subject to the aggregate cap of $400.0 million agreed in the leases, to pay all costs for the five 4500 TEU vessels that we have agreed to lease from Peony upon delivery of the vessels. If Peony fails to make such payments, we may have to finance the construction of these vessels before they begin generating revenue.

We entered into contracts in November and December 2007 to purchase five 4500 TEU vessels from Samsung. We subsequently novated those contracts to Peony in connection with the lease financing of the 4500 TEU vessels. Pursuant to the terms of the novation and lease agreements for the vessels, Peony is responsible for all costs relating to the construction and delivery of the five 4500 TEU vessels that we have contracted to lease, but have not yet been delivered, up to a maximum aggregate amount of $400.0 million.

If Peony becomes insolvent or otherwise fails to continue to make construction payments for the 4500 TEU vessels, Samsung has the right to further novate the contracts back to us and we may need to finance the containerships before they begin operating and generating revenue, which could adversely affect our results of operations, financial condition or ability to pay dividends. Please read “Information on the Company—B. Business Overview—Financing Facilities—Our $400.0 Million UK Lease Facility” in this Annual Report.

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

The following table shows the number of vessels in our current fleet that are chartered to our four most important charterers and the percentage of our total containership revenue attributable to each charterer for the year ended December 31, 2008:

Charterer	Number of Vessels in our Current Fleet Chartered to such Charterer	Percentage of Total Containership Revenue in 2008
CSCL Asia	20	53.4%
HL USA	9	25.8%
APM	4	14.7%
COSCON	2	6.1%
Total	35	100.0%

All of our vessels are chartered to charterers under long-term time charters, and these charterers’ payments to us are our primary source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us in a timely manner or at all. The loss of any of these charters could materially and adversely affect our results of operations, financial condition and ability to pay dividends.

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

Forty of the vessels in our current or contracted fleet are or will be chartered to Chinese customers. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers could have a material adverse impact on our results of operations, financial condition and ability to pay dividends.

Twenty-two of the 68 vessels in our current or contracted fleet are or will be chartered to CSCL Asia, and 18 vessels are or will be chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers are subject to various risks as a result of uncertainties in Chinese law, including (i) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals. The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. If we are required to commence legal proceedings against a bank, a charterer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and refund guarantees from a Chinese financial institution for the installment payments that we will make to them. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders with respect to the provisions of the shipbuilding contracts or the warranties, or against the refund guarantor for a refund of our installment payments, we may have difficulties enforcing any judgment obtained in such proceeding in China.

A decrease in the level of China’s export of goods or an increase in trade protectionism will have a material adverse impact on our charterers’ business and, in turn, affect our business, results of operations and ability to pay dividends.

China exports considerably more goods than it imports. Most of our charterers’ container shipping business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping.

Our international operations expose us to the risk that increased trade protectionism will adversely affect our business. If the global economic crisis continues, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have an adverse impact on our results of operations, financial condition and ability to pay dividends.

Worsening economic conditions throughout the world, and especially in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy that emerged in 2008 have continued to worsen in recent months. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our financial condition, results of operations and ability to pay dividends.

In particular, because a significant number of the port calls made by our vessels will continue to involve the loading or discharging of containerships in ports in the Asia Pacific region, continued economic turmoil in that region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Like the rest of the world, however, China and Japan have experienced declines in their gross domestic product, or GDP. Data released on October 20, 2008 showed that China’s GDP expanded by 9% in the third quarter of 2008, down from 10.1% for the second quarter. Based on information released in February 2009, Japan’s GDP contracted at a larger-than-expected 3.3% in the fourth quarter of 2008 from the previous quarter due to a decline in demand for its exports. This decline represented the biggest drop in Japan’s GDP since 1974. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition, results of operations and ability to pay dividends will likely be materially and adversely affected by a continuing or worsening economic downturn in any of these countries.

Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional containerships over the mid to long-term and as market conditions allow in conjunction with entering into additional long-term, fixed-rate time charters for such ships. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. This increased competition may cause greater price competition for time charters. In addition, the recent deterioration in the global economy has caused and may continue to cause a decrease in demand for shipping. As a result of this decreased demand, containership owners may face increased competition to secure time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

If a more active short-term or spot container shipping market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate container time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed-rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot container shipping market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Under the time charters for certain of our vessels, if a vessel is off-hire for an extended period, the charterer has a right to terminate the charter agreement for that vessel.

Pursuant to most of our time charter agreements, if a vessel is not available for service, or off hire, for an extended period, the charterer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but may be required to pay expenses necessary to maintain the vessel in proper operating condition. Please see “Information on the Company—B. Business Overview—Time Charters.”

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our results of operations, financial condition and ability to pay dividends.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenue, which could result in reduction in the market price of our securities and materially affect our results of operations, business condition and ability to pay dividends. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. The M/V Sirius Star is classified as a very large crude carrier and has the capacity to carry over 2.0 million barrels of crude oil. Pirate attacks on any of our vessels could also result in loss of life, the kidnapping of our crew or the theft, damage or destruction of our vessels or of cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Any of these events may materially adversely effect our charterers, impairing their ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations, financial condition and ability to pay dividends.

Terrorist attacks such as the attacks on the United States on September 1l, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our results of operations, financial condition and ability to pay dividends. The continuing conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

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

Our growth depends upon continued growth in demand for containerships, and the recent global economic slowdown may impede our ability to continue to grow our business.

Our articles of incorporation limit our business to the chartering or rechartering of containerships to others and any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, although our business purpose may be modified by our board of directors subject to the approval of the holders of a majority of our Series A Preferred Shares and, for as long as the management agreements with our Manager are in effect, the approval of the holders of our incentive shares. Our growth will generally depend on continued growth in world and regional demand for chartering marine container shipping, and the recent global economic slowdown may impede our ability to continue to grow our business.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Rates have fallen significantly and are now estimated to be at late 2001 levels, with further pressure expected through at least 2009. In the future, rates may continue to decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming to conserve fuel;

•	the number of containerships that are out of service; and

•	port congestion and canal closures.

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

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the total fleet capacity as of December 31, 2008, were under construction. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a containership, we may incur a loss or we may not be able to dispose of such containership at all.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and adversely affect our results of operations, financial condition and ability to pay dividends.

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

The operation of our containerships is also affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

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

All of our currently operating vessels have been awarded certification under the ISM Code and we expect that each of the vessels to be delivered in the future will be awarded certification under the ISM Code upon delivery.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection. These vessels have qualified within their respective classification societies for dry-docking once every five years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements and our lease agreements for the 4500 TEU vessels. This could negatively impact our results of operations, financial condition and ability to pay dividends.

Delays in deliveries of our newly built containerships could harm our operating results.

We are currently under contract to purchase 28 and lease five additional containerships, which are scheduled to be delivered at various times over approximately the next three years. These vessels are being built by Jiangsu, New Jiangsu, HHI, HSHI and Samsung (individually, the “Shipbuilder” and collectively, the “Shipbuilders”). The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations, financial condition and ability to pay dividends.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other events that disrupt any of the Shipbuilders’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of any of the Shipbuilders;

•	a backlog of orders at any of the Shipbuilders;

•	hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the Shipbuilders; or

•	the failure of our banks to provide debt financing.

In addition, each of the shipbuilding contracts for the additional 33 vessels contain “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations, financial condition and ability to pay dividends.

Due to our lack of diversification, adverse developments in our containership transportation business could have an adverse effect on our results of operations, financial condition and ability to pay dividends.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the container shipping industry may have a significantly greater impact on our financial condition, results of operations and ability to pay dividends than if we maintained more diverse assets or lines of business.

The age of our 4800 TEU secondhand vessels will result in increased operating costs, which could adversely affect our results of operations, financial condition or ability to pay dividends.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our 4800 TEU secondhand vessels have an average age of approximately 20 years as of December 31, 2008. Older vessels are typically more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to these 4800 TEU secondhand vessels and may restrict the type of activities in which these vessels may engage. The increased costs associated with these vessels may prevent us from operating them profitably during the remainder of their useful lives and may adversely affect our results of operations, financial condition and ability to pay dividends.

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years, and if APM does not exercise its options to extend, we may not be able to recharter these vessels at favorable rates or at all.

We purchased the four 4800 TEU secondhand vessels from APM in 2006. Simultaneously with the delivery of the four 4800 TEU vessels, we entered into five-year charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. Our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $7,848 per day through December 31, 2011. The daily fixed fee thereafter will be subject to renegotiation every three years. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease during the option years. In addition, the 4800 TEU vessels are approximately 20 years old, which is relatively old for containerships. If APM does not exercise its options to extend these time charters, the age of these vessels may prevent us from rechartering them at rates favorable to us or at all. If we are unable to recharter our 4800 TEU vessels, we may attempt to sell them. The age of the 4800 TEU vessels may prevent us from being able to sell them at a profit or at all.

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

We depend on our Manager to operate our business, and if our Manager fails to satisfactorily perform its management services, our results of operations, financial condition and ability to pay dividends may be harmed.

We were incorporated in May 2005, and we do not currently have any employees. Pursuant to our management agreements, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and our ability to grow will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if any of the management agreements were to be terminated or if their terms were to be altered, our business could be adversely affected as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

Our ability to compete for and to enter into new charters and expand our relationships with our charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

As we expand our business, our Manager may need to improve its operating and financial systems and expand our commercial and technical management staff and it will need to recruit suitable employees and crew for our vessels.

Since our initial public offering, we increased the size of our existing and contracted fleet to 68, which is approximately triple the size of our contracted fleet at the time of our initial public offering. Our Manager’s current operating and financial systems may not be adequate if we further expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, if we expand our fleet, our Manager will need to recruit suitable additional administrative and management personnel. We cannot guarantee that our Manager will be able to continue to hire suitable employees as we expand our fleet. In the event of a shortage of experienced labor or if our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If we expand our fleet and our Manager is unable to grow its financial and operating systems or to recruit suitable employees, our results of operations and customer relationships may be adversely affected.

The fixed fees that we pay our Manager for its technical management of our ships have increased since our initial public offering and may continue to increase over time. Additional increases in our technical management fees would increase our operating costs and could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

Under the management agreements for all our vessels, we currently pay our Manager a fixed fee for its technical management of such vessels. The fixed fees that we pay our Manager for its technical management of our fleet have increased and may continue to increase in the future. Pursuant to the management agreements, the current fee structure is effective until December 31, 2011 and thereafter, we and our Manager are required to renegotiate new fees every three years. If we and our Manager are unable to agree on new fees, the management agreements require that an arbitrator determines a fair market fee. Any increase in these fees will increase our operating costs and could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

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

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our securities, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our securities. These conflicts include, among others, the following situations:

•

the asset purchase agreement, our management agreements, the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were not the result of arm’s-length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

•

our chief executive officer and certain of our directors also serve as executive officers or directors of our Manager and our chief financial officer serves as an executive officer of certain of our Manager’s affiliates;

•

our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional securities and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on the incentive shares;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends;

•	our officers, including our chief executive officer and our chief financial officer, do not spend all of their time on matters related to our business; and

•	our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

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

Our Manager shares in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders. Please read “Information on the Company—B. Business Overview—Management Agreements—Compensation of Our Manager.”

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

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd., or Seaspan International, and Norsk Pacific Steamship Company Limited, or Norsk, generally agreed to, and agreed to cause their controlled affiliates (which does not include us), not to engage in the business of chartering or rechartering containerships to others during the term of our Initial Management Agreement (as defined below in “Information on the Company—B. Business Overview—Management Agreements.”) The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us. For instance, in certain circumstances these entities are permitted to acquire and operate containerships to the extent that such containership assets were part of an acquired business, provided that (i) a majority of the fair market value of the total assets of the acquired business is not attributable to the containership business and (ii) such entity has offered to sell to us the containership assets of the acquired business.

Our officers do not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to the employment agreement of our chief executive officer, Gerry Wang, Mr. Wang is to devote substantially all of his time to us and our Manager on our business and affairs. Mr. Wang’s employment contract will expire in 2013 unless it is renewed. Our chief financial officer is also employed by our Manager and he also devotes substantially all of his time to us and our Manager. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience in the container shipping industry and has worked with our Manager for many years. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. Although Mr. Wang has an employment agreement with our Manager, he does not have an employment agreement with us. In addition, Mr. Wang’s employment agreement is due to expire at the end of 2013 unless it is renewed. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be adversely affected by the loss of such services.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions of existing businesses or vessels may harm our results of operations, financial condition and ability to pay dividends.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership related assets and container shipping business over the mid to long term and as market conditions allow. Factors that may limit the number of acquisition opportunities in the containership industry include the ability to access capital to fund such acquisitions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations or pay dividends.

Our four 4800 TEU vessels were acquired secondhand. The purchase of existing, secondhand vessels has inherent risks that are not present when purchasing newbuilding vessels. Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

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

In addition, as a result of our recent offering of our Series A Preferred Shares, holders of our Series A Preferred Shares were granted the power to vote as a single class to approve certain major corporate changes, including any merger, consolidation, asset sale or other disposition of all or substantially all of our assets. These shareholders could exercise this power to block a change of control that might otherwise be beneficial to holders of our common shares. Please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering” in this Annual Report.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our securities and your ability to realize any potential change of control premium.

Substantial future sales of our common shares in the public market could cause the price of our common shares to fall.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. In connection with our Series A Preferred Share Offering, we have granted registration rights to the holders of our Series A Preferred Shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of common shares that are issuable upon the conversion of the Series A Preferred Shares. In addition, in connection with our initial public offering, the holders of our class B common shares were granted similar registration rights with respect to the class A common shares issuable upon their conversion. The class B common shares converted into class A common shares in 2008. Following their sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common shares.

We, or any of our vessel-owning subsidiaries, may become subject to U.S. federal income taxation on our U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source transportation income. Such income generally is subject to a 4% U.S. federal income tax without allowance for deduction or, if such income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35%) as well as a branch profits tax (presently imposed at a 30% rate on effectively connected earnings), unless the corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or the Section 883 Exemption.

We believe that we and each of our subsidiaries qualified for the Section 883 Exemption for the year ended December 31, 2008, or our 2008 Year, and we will take this position for U.S. federal income tax return reporting purposes. However, there are legal uncertainties involved in this determination, and therefore, no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position. Further, we can give no assurance regarding our continued qualification for the Section 883 Exemption due to the factual nature of determining whether the exemption applies for any taxable year. If we or our subsidiaries are not entitled to the Section 883 Exemption for a taxable year, we or our subsidiaries generally would be subject to a 4% U.S. federal gross income tax on our U.S. source transportation income for such year. The imposition of this taxation would result in decreased earnings available for distribution to our shareholders and could have a negative effect on our business. Please refer to “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company” for additional information related to the Section 883 Exemption.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income.” For purposes of these tests, “passive income” includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) and does not include income derived from the performance of services.

Based on the current and expected composition of our assets and income (and that of our subsidiaries), we believe that we were not a PFIC for our 2008 Year, and we do not expect to become a PFIC with respect to any other taxable year. However, there are legal uncertainties involved in this determination, and therefore, no assurance can be given that the IRS will accept our position. Further, our PFIC status for any taxable year will not be determinable until after the end of such taxable year, and accordingly, there can be no assurance that we will not be treated as PFIC for any future taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Shareholders—PFIC Status and Significant Tax Consequences.”

The preferential tax rates applicable to qualified dividend income are temporary.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to individual U.S. shareholders (and certain other U.S. shareholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. shareholders in tax years beginning on January 1, 2011 or later will be taxed at graduated tax rates applicable to ordinary income.

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

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

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

We, or any of our subsidiaries, may become subject to income tax in one or more non-U.S. jurisdictions, including Hong Kong, which would reduce our earnings, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business in such jurisdiction or earn income that is considered to be sourced in such jurisdiction and we do not or such subsidiary does not qualify for an exemption.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption.

The question of whether we or our subsidiaries will be treated as carrying on a trade or business, or generating income that is sourced, in any particular jurisdiction, including Hong Kong, will be largely a question of fact to be determined based upon an analysis of our contractual arrangements and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Hong Kong or any other jurisdiction may change in a manner that causes that jurisdiction’s taxing authorities to determine that we are carrying on a trade or business in, or generating income that is sourced in, such jurisdiction and are subject to its taxation laws. Any taxes imposed on us or our subsidiaries will reduce our earnings.

Item 4.	Information on the Company

A.    History and Development of the Company

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships and we charter them pursuant to long-term, fixed-rate time charters to major container liner companies. We currently own and operate a fleet of 35 containerships and have entered into contracts for the purchase of an additional 28 containerships and contracts to lease an additional five containerships. Customers for our current operating fleet are CSCL Asia, HL USA, APM and COSCON. Customers for the additional 33 vessels will include Mitsui O.S.K. Lines, Ltd., or MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, Compañia Sud Americana De Vapores S.A., or CSAV, CSCL Asia and COSCON. Our primary objective is to continue to grow our business through accretive acquisitions over the mid to long-term and as market conditions allow.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of December 31, 2008, the charters on the 35 vessels in our operating fleet had an average remaining term of 7.6 years plus certain options.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions over the mid to long-term and as market conditions allow. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

We currently own and operate a fleet of 35 containerships and have entered into contracts to purchase an additional 28 containerships and to lease an additional five containerships. As of December 31, 2008, the average age of the 35 vessels in our fleet was 4.8 years. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 20 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. Nine containerships in our current fleet are under time charters with HL USA, an affiliate of TUI AG, or TUI. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company. Our two 3500 TEU vessels are under time charters with COSCON. The 33 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis to well established container liner companies.

Most of our charterers’ container shipping business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Manager and certain of its wholly-owned subsidiaries provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing supplies, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides limited ship management services to Dennis Washington’s personal vessel owning companies.

As of December 31, 2008, our Manager and its subsidiaries employed approximately 1,400 seagoing staff and approximately 90 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability and safety. Our Manager achieves its standards by employing the following methods, among others:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus, promoting efficiency and economies of scale;

•

implementing a voluntary vessel condition and maintenance monitoring program (our Manager was the first in the world to achieve accreditation by Det Norske Veritas on its hull planned maintenance system);

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our Manager’s personnel have experience in overseeing new vessel construction, vessel conversions and general marine engineering. The core management of our Manager has worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Shipping, Safmarine Container Lines and Columbia Ship Management. Our Manager’s staff has skills in all aspects of ship management, including design and operations and marine engineering, among others. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. Our crews are directly selected by our Manager and hired by its crew management affiliate, SCML. In all training programs, our Manager places an emphasis on safety and regularly trains its crew members and other employees in order to ensure that our high standards can continuously be met. Shore-based personnel and crew members are trained to be prepared for, and are ready to respond to, emergencies related to life, property or the environment.

Our Manager is required to perform its services in a commercially reasonable manner. Our Manager is responsible for and will indemnify us for damages resulting from its obligations or liabilities under the management agreements, breaches of the agreements, fraud, willful misconduct, recklessness or gross negligence of our Manager or certain agents (other than the crew) or affiliates of our Manager in the performance of its duties.

Our Manager has agreed not to dispose of those wholly-owned subsidiaries that provide services to us pursuant to the management agreements.

Time Charters

General

We charter our vessels under long-term, fixed-rate time charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage costs.

Each of the vessels in our fleet is subject to a long-term time charter. Currently, 20 containerships in our fleet are subject to charters with CSCL Asia, a subsidiary of CSCL. Nine containerships are subject to charters with HL USA, a subsidiary of Hapag-Lloyd. CP Ships has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd AG has provided a guarantee of the obligations and liabilities of CP Ships under the original guarantee. CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter. Four vessels are subject to charters with APM, and two vessels are subject to time charters with COSCON.

Each of the 33 vessels that will be delivered over approximately the next three years is also subject to a long-term time charter. Two containerships are subject to charters with CSCL Asia, four are subject to charters with MOL, four are subject to charters with CSAV, seven are subject to charters with K-Line and the remaining sixteen containerships are subject to charters with COSCON.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. APM has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of the 22 vessels in our current or contracted fleet that are or will be chartered to CSCL Asia are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The two charters for the 9600 TEU vessels have terms of 12 years. The charters for the remaining five 4250 TEU vessels in our current fleet chartered to CSCL Asia have terms of 12 years. The six 2500 TEU vessels in our current fleet and the two 2500 TEU vessels that are currently under construction and that are chartered or will be chartered to CSCL Asia, as the case may be, are also subject to charters of 12 years.

The charter periods of the four 4800 TEU vessels in our current fleet that are chartered to APM have initial terms of five years, two consecutive one-year options and a final two-year option; however, APM may reduce initial terms on one or two vessels by up to nine months from the five year term, so long as they increase an initial period which is correspondingly beyond five years for the same number of vessels.

The charter periods for the two 3500 TEU vessels in our current fleet that are chartered to COSCON are 12 years. The charter period for each of the eight 8500 TEU vessels that will be constructed and chartered to COSCON is 12 years with three one-year options. The charter period for each of the eight 13100 TEU vessels that will be constructed and chartered to COSCON is 12 years with no option to extend beyond the initial term.

The charter periods for the four 5100 TEU vessels that are under construction or will be constructed for charter to MOL are 12 years. There is no option to extend beyond the initial term.

The initial term of each of the time charters with HL USA for nine of our 4250 TEU vessels is three years. HL USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless HL USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If HL USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter is extended for the full ten years, HL USA has an option to extend the term for two additional one-year periods.

In the case of our charters with HL USA, while the initial term is only three years, we consider these charters to be long-term charters. This is because HL USA is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term and the charters automatically renew unless terminated upon two years prior notice. We have not received notice of termination from HL USA for the vessels whose initial term has expired.

The charter periods for the five 4500 TEU vessels that will be constructed and chartered to K-Line are 12 years with two three-year options. The charter periods for the two 2500 TEU vessels that are under construction and will be chartered to K-Line are 10 years.

The charter periods for the four 4250 TEU vessels that are under construction and will be chartered to CSAV are six years.

Recently, there have been a number of incidents in the shipping industry of customers attempting to renegotiate existing time charters down to lower rates. Although none of our customers have attempted to renegotiate our time charter rates, it is important to recognize this possibility. For more information on risks associated with customer recognition, please see “Risk Factors—Risks Related to Our Business—The business and activity levels of many of our charterers, shipbuilders and related parties and their respective ability to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be impacted by the current deterioration in the credit markets,” “—We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops,” “—Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition” and “—Forty of the vessels in our current or contracted fleet are or will be chartered to Chinese customers. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers could have a material adverse impact on our results of operations, financial condition and ability to pay dividends.”

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter.

In the case of all of our time charters, if a vessel’s speed is reduced as a result of a defect or breakdown of the hull, machinery or equipment, hire rates under that particular time charter may be reduced by the cost of the time lost and extra fuel consumed for that particular incident. Historically, we have had no instances of hire rate reductions.

Under the time charters with CSCL Asia, the hire rate is payable in advance every 15 days at the applicable daily rate. Generally, the hire rate is a fixed daily amount that increases by a fixed amount at varying intervals during the term of the charter and/or any extension to the term.

Under the time charters with HL USA, the hire rate is payable monthly in advance at the applicable daily rate. The hire rate consists of two general components: a fixed hire rate component and a fixed payment for services. Pursuant to the management services agreement entered into by certain of the 23 subsidiaries previously owned by SCLL, but which were subsequently sold to a third party, or the VesselCos., with our Manager and HL USA, HL USA agreed to make certain payments toward operating expenses directly to our Manager under the direction of the VesselCos. These rights were assigned to us on completion of our purchase of the vessel owned by each such VesselCo. Both components are fixed for the first three years of the charters and for the seven extension years and increase for the two subsequent extension terms.

Similarly to the time charters with CSCL Asia, under the time charters with COSCON, the hire rate is payable in advance every 15 days at the applicable fixed daily rate.

The hire rate under the time charters with MOL is payable monthly in advance at the applicable fixed daily rate, the hire rate with K-Line is payable semi-monthly in advance at the applicable fixed daily rate and the hire rate with APM and CSAV is payable in advance on the 10th of each month at the applicable fixed daily rate. In each case, for any part of a payment period, the approximate amount of the hire rate is to be paid on the relevant due date with any outstanding balance to be paid day by day as it becomes due unless a bank guarantee or deposit is made by the relevant charterer.

Operations and Expenses

Our Manager operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, which include normally scheduled dry-docking of the vessels. Please read “Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreements. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

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

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under our time charters with HL USA, if a vessel consistently fails to perform to a warranted speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a warranted amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, HL USA has the right to terminate the time charter with respect to that vessel. Under our time charters with COSCON, if a vessel consistently fails to perform to a specified, mutually agreed speed, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, COSCON has the right to terminate the time charter with respect to that vessel. APM, MOL, CSCL Asia, CSAV and K-Line do not have similar rights under their charters with us.

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

Charterers

The following information about our charterers is as of December 23, 2008:

•

CSCL Asia is a subsidiary of CSCL and is the eighth largest container shipping company in the world with over 450,000 TEU of capacity. Incorporated in China, CSCL is listed on the Hong Kong Stock Exchange with a market capitalization of approximately $1.7 billion. Currently, CSCL Asia charters 20 of the 35 vessels in our fleet although they have sub-chartered one 8500 TEU vessel to Mediterranean Shipping Company, S.A., or MSC, who operates it as the MSC Belgium. Each time charter to CSCL Asia has a guarantee provided by CSCL and CSCL Hong Kong to cover the obligations and liabilities of CSCL Asia.

•

HL USA was formed pursuant to a merger with another subsidiary of CP Ships and is a subsidiary of Hapag Lloyd. CP Ships was acquired by TUI in 2005 and was later amalgamated into its affiliate, Hapag Lloyd, to create the world’s fifth largest container shipping company with a capacity of 495,000

TEU. TUI has a market capitalization of $2.6 billion. HL USA currently charters nine vessels in our fleet. On March 27, 2009, TUI sold Hapag Lloyd to ‘Albert Ballin’ Holding GmbH & Co. KG, of which TUI is now a shareholder.

•

COSCON is the container shipping subsidiary of China COSCO, a Chinese company publicly traded on the Hong Kong Stock Exchange, with a market capitalization of approximately $6.6 billion. COSCON is the world’s sixth largest container shipping company. COSCON currently charters our two 3500 TEU vessels and will charter eight of our ten 8500 TEU vessels and our 13100 TEU vessels upon their deliveries.

•

APM is the largest containership company in the world with over 2,031,000 TEU of capacity. APM is listed on the Copenhagen Stock Exchange with a market capitalization of approximately $21.4 billion. APM currently charters four vessels in our fleet although they have sub-chartered two vessels to MSC, who operates them as the MSC Sweden and the MSC Ancona, and one to Hamburg Süd who operates the vessel as the Cap York.

•

MOL is the 10th largest containership company in the world with over 375,000 TEU of capacity. MOL is listed on the Tokyo Stock Exchange with a market capitalization of approximately $7.2 billion. MOL will charter a total of four 5100 TEU vessels upon their deliveries.

•

CSAV is the 16th largest containership company in the world with over 289,000 TEU of capacity. CSAV is listed on the Santiago Stock Exchange with a market capitalization of approximately $0.5 billion. CSAV will charter four of our 4250 TEU vessels upon their deliveries.

•

K-Line is the 13th largest containership company in the world with over 317,000 TEU of capacity. K-Line is listed on the Tokyo Stock Exchange with a market capitalization of approximately $2.7 billion. K-Line will charter two of our ten 2500 TEU vessels upon their deliveries and our five 4500 TEU vessels upon their deliveries.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containership service comes from a number of experienced shipping companies. Some of our competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. In addition, a potential oversupply of containerships, resulting from the relatively large number of newbuildings currently on order, coupled with a decrease in demand for containerships, resulting from the recent global economic downturn, may further increase the competition for time charters.

Seasonality

Our vessels operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Management Related Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the management agreements, omnibus agreement, the employment agreement with Gerry Wang, as amended, the employment agreement with Graham Porter and the change of control plan. Capitalized words and expressions used herein and defined in the management agreements shall have the same meaning herein as therein defined. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read each of the management agreements, the entire omnibus agreement, the employment agreement with Gerry Wang, as amended, the employment agreement with Graham Porter and the change of control agreement, each of which is incorporated herein by reference.

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

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager, the provision of which is currently governed by seven management agreements: the amended and restated management agreement for our initial fleet chartered to CSCL Asia and HL USA and the 4800 TEU vessels chartered to APM, or the Initial Management Agreement; the vessel management agreement for the 5100 TEU vessels chartered to MOL, or the 5100 Management Agreement; the vessel management agreement for eight of ten 2500 TEU vessels, which are chartered to CSCL Asia, and the 3500 TEU vessels chartered to COSCON, or the 2500/3500 Management Agreement; the vessel management agreement for two of ten 2500 TEU vessels, which are chartered to K-Line, the four 4250 TEU vessels chartered to CSAV and the eight 8500 TEU vessels chartered to COSCON, or the 2500/4250/8500 Management Agreement; the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2177 and S452, or the 2177/S452 Management Agreement; the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2178 and S453, or the 2178/S453 Management Agreement; and the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2179 and S454, or the 2179/S454 Management Agreement.

Under our management agreements, our Manager is responsible for providing us with certain services, in each case, at the direction of our board of directors, which include the following:

•

technical services, which include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, and attending to all other technical matters necessary to run our business (provision of technical services and related costs are paid for by our Manager at its cost and in return for its technical services, our Manager receives fixed daily technical services fees);

•

administrative services, which include assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with the U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the SEC pursuant to the Exchange Act, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, arranging for the licensing to us of the tradename “Seaspan” and associated logos, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•

strategic services, which include chartering our vessels, managing our relationships with our charter parties, identifying and negotiating the purchase and sale of vessels and arranging for financing of such vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working on the integration of any acquired business, providing pre-delivery services for vessels, including overseeing and supervising the plan approval and construction of new vessels and negotiating shipbuilding contracts and liaising with the shipbuilders, providing such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Generally, our Manager is responsible for paying for all costs associated with the provision of technical services but is not responsible for certain “extraordinary costs and expenses,” which consist of repairs for accidents; non-routine dry-docking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and our Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them. For vessels other than those in our initial contracted fleet, we will pay for the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the relevant vessels and for fees associated with the classification society or registration under the relevant flag.

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

Reporting Structure

Our chief executive officer and our chief financial officer have been made available to us by our Manager to manage our day-to-day operations and affairs. Pursuant to his employment agreement described below, our chief executive officer devotes substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer also devotes substantially all of his business time to us and our Manager on our business and affairs. Our Manager reports to our board of directors through our chief executive officer and our chief financial officer and operates our business. Our board of directors and our chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer utilize the resources of our Manager to run our business.

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis once the vessels have been delivered. During 2008, in accordance with the terms of the management agreements, we negotiated with the Manager and agreed to the fixed fees for the three year period commencing January 1, 2009. Effective January 1, 2009, the fixed fees are as follows:

Vessel Class (TEU)	Shipbuilder	Charterer	Daily Fixed Fee per Vessel
13100	HHI and HSHI	COSCON	$8,336
9600	Samsung	CSCL Asia	$7,406
8500	Samsung	CSCL Asia	$6,699
8500	HHI	COSCON	$7,410
5100	HHI	MOL	$6,482
4800	Odense-Lindo	APM	$7,848
4500	Samsung	K-Line	$6,916
4250	Samsung	CSCL Asia	$5,526	(1)
4250	Samsung	CSCL Asia and HL USA	$5,423	(2)
4250	New Jiangsu	CSAV	$5,411
3500	Zhejiang	COSCON	$5,242
2500	Jiangsu	K-Line	$5,187
2500	Jiangsu	CSCL Asia	$5,118

(1)	This rate applies to each of the 4250 TEU vessels constructed by Samsung and chartered to CSCL Asia with a hull number ranging from 1342 through 1349.

(2)	This rate applies to each of the 4250 TEU vessels constructed by Samsung and chartered to CSCL Asia or HL USA with a hull number ranging from 1493 to 1552.

The fixed fees listed above are in effect through December 31, 2011 and thereafter will be subject to renegotiation every three years. We believe these are fair market fees.

With respect to fee renegotiation, if our Manager and the board of directors are unable to reach an agreement, an arbitrator will determine the fair market fee. In the event that we acquire an additional vessel, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement, an arbitrator will determine the fair market fee.

In return for providing us with strategic and administrative services, our Manager is entitled to a service fee not exceeding a maximum of $6,000 per month, and, except for certain supervisory services, to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. With respect to the reimbursement of certain costs and expenses for the provision of certain services related to the supervision of construction of our vessels, the Manager is paid a fixed amount per vessel, which fee is based on vessel class and has been agreed upon with our Manager. Our Manager provides these supervisory services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreements provide that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

In connection with providing us strategic services, our Manager’s affiliate acquired 100 incentive shares for $1,000 concurrently with our initial public offering. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common shares reach certain specified targets, beginning with the first target of $0.485 per share, and the Company has an adequate operating surplus to pay such a dividend. On January 16, 2009, we announced a quarterly cash dividend of $0.475 per common share.

Under the terms of the Initial Management Agreement, we have the right to reacquire the incentive shares from our Manager’s affiliate at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

The following table further details this allocation among the common and incentive shares:

		Allocation of Incremental Operating Surplus Paid—as a Dividend
	Quarterly Common Share Dividend—Target Amount	Common Shares	Incentive Shares
Below First Target	up to $0.485	100%	0%
First Target	above $0.485 up to $0.550	90%	10%
Second Target	above $0.550 up to $0.675	80%	20%
Third Target	above $0.675	75%	25%

The table below illustrates the percentage allocations of operating surplus distributed between the common shares and the incentive shares as a result of certain quarterly dividend amounts per common share. The amounts presented below are intended to be illustrative of the way in which the incentive shares are entitled to an increasing share of dividends based on the target dividend levels described above as total dividends increase. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common Share	Common Share Dividend as Percentage of Total Dividends	Incentive Share Dividend as Percentage of Total Dividends
$0.485	100.00	0.00
$0.550	98.70	1.30
$0.675	94.61	5.39
$0.750	92.20	7.80
$1.000	87.20	12.80

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

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of our Initial Management Agreement, except as provided below. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. In the event that our Initial Management Agreement is terminated as a result of the breach thereof by our Manager or if our Manager elects to terminate our Initial Management Agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. The non-competition agreement does not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

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

Our Manager and Seaspan International have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of our Initial Management Agreement and extending for a period of two years, unless such agreement is terminated as a result of the breach thereof by our Manager or if our Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Employment Agreement with Gerry Wang

Our chief executive officer has entered into an employment agreement with SSML, a subsidiary of our Manager. In connection with our recent offering of Series A Preferred Shares, or our Series A Preferred Share Offering, Mr. Wang and SSML entered into an amended employment agreement to extend the initial term of his employment until December 31, 2013. The employment agreement, as amended, provides that Mr. Wang receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager, half of which is being reimbursed by us under the Initial Management Agreement. Pursuant to this agreement, Mr. Wang serves as the chief executive officer of SSML and as our chief executive officer. He devotes substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2013. However, unless written notice is provided between 180 days and 210 days prior to the termination date, the agreement automatically renews on December 31, 2013, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, our Manager cannot terminate the chief executive officer without our prior consent, which cannot be unreasonably withheld.

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

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the Initial Management Agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for one half of this amount under the Initial Management Agreement. Pursuant to this agreement, Mr. Porter serves as the chief executive officer of Seaspan Advisory. The initial term of the agreement expired on December 31, 2008, on which date it automatically renewed for a term of one year. The agreement will automatically renew on December 31, 2009 and on December 31 of each subsequent year for an additional one-year term unless written notice of termination is provided between 180 days and 210 days prior to such date.

Mr. Porter has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that our Manager is prohibited from engaging in pursuant to the omnibus agreement.

Change of Control Plan

We established a change of control severance plan, or the Change of Control Plan, for certain employees of our ship manager, SSML, effective as of January 1, 2009. We do not currently have any employees and we rely on the technical, administrative and strategic services provided by our Manager and its affiliates, including SSML. The purpose of the Change of Control Plan is to allow SSML to recruit qualified employees and limit the loss or distraction of such qualified employees that may result from the possibility of a change of control.

Under the terms of the Change of Control Plan, certain employees of SSML, or the Participants, are entitled to receive from us a severance benefit if their employment is terminated due to a qualifying termination. A qualifying termination means a termination by either SSML (if the Participant is terminated for reasons other than cause, death or disability) or by the Participant (if the Participant resigns for good reason, which includes a reduction in base salary or a material diminution in responsibilities, among other things) within a certain period of time following a change of control. A change of control includes:

•	the sale or other disposition of all or substantially all of our assets in certain circumstances;

•	a transaction where certain persons become the beneficial owner of more than a majority of our common shares;

•	a change in our directors after which a majority of our board are not continuing directors (as defined in the Change of Control Plan); or

•	the consolidation or merger of us with or into any person in certain circumstances.

A change of control does not include certain events involving certain of the original founders of SCLL including Dennis Washington, Kyle Washington, Kevin Washington, Gerry Wang or Graham Porter or any of their respective affiliates.

The time period during which a Participant will be entitled to any benefits under the Change of Control Plan following a change of control and the severance benefit to which he or she will be entitled on a qualifying termination is dependent on the tier in which the Participant is placed in the Change of Control Plan. The Change of Control Plan is composed of three tiers of Participants and the chief executive officer of SSML may add or remove Participants from the Change of Control Plan at any time with our prior written consent.

Tier 1 Participants are entitled to severance benefits on a qualifying termination for a two year period following a change of control and they will receive from us 30 months of their current base salary and bonuses. Tier 2 and Tier 3 Participants are entitled to severance benefits on a qualifying termination for a one year period following a change of control and will receive from us 18 months and 9 months, respectively, of their current base salary and bonus. All Participants will also become fully vested in all outstanding incentive awards in addition to receiving their severance benefits. Participants will also receive certain other benefits, including but not limited to health, dental and life insurance benefits for a three month period subject to the permission of the benefits carrier.

We will require any entity who is our successor to assume and agree to perform our obligations under the Change of Control Plan. The Participants will only be entitled to benefits under the Change of Control Plan upon providing us and SSML with a release and waiver.

Please read the above summary of our Change of Control Plan in conjunction with the Change of Control Plan itself, which is filed as an exhibit hereto.

Risk of Loss and Insurance

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this by maintaining nominal increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. We have not obtained, and will not obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

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

Our protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

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

Financing Facilities

Our $1.3 Billion Credit Facility

The following summary of the material terms of our $1.3 billion revolving credit facility, or the $1.3 Billion Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $1.3 Billion Credit Agreement as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $1.3 Billion Credit Agreement listed as an exhibit to this Annual Report.

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This agreement was amended and restated on May 11, 2007. The amended and restated credit agreement, or the $1.3 Billion Credit Agreement, provides for a $1.3 billion single-tranche senior secured, seven year revolving credit facility. The borrowings of the facility may be used to finance vessel acquisitions, to refinance vessels already acquired by us and for general corporate purposes. The original facility maturity date was May 11, 2014, however in the second quarter of 2008 we exercised our option to extend the facility maturity for one additional year to May 11, 2015.

Our obligations under the $1.3 Billion Credit Agreement are secured by, among other things, first and second priority mortgages on the vessels of our initial fleet as well as the 4800 TEU vessels. Also, the facility is secured by a first-priority assignment of earnings related to these same vessels, including time-charter revenues, and a first-priority assignment of insurance proceeds.

Until August 11, 2012, we will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels that are collateralized. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to purchase additional vessels so long as the loan to value ratio does not exceed 80%, or the Overadvance Loan. The vessels purchased will then become additional security under the facility.

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014. In addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. We have the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. Under the terms of the $1.3 Billion Credit Agreement, we must pay interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum. The $1.3 Billion Credit Agreement requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

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

The $1.3 Billion Credit Agreement also contains certain financial covenants including but not limited to those that require Seaspan Corporation to maintain:

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

Our $365.0 Million Credit Facility

The following summary of the material terms of our 11 to 13 year $365.0 million senior secured revolving credit facility, or the $365 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $365 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $365 Million Credit Agreement listed as an exhibit to this Annual Report.

On May 19, 2006, we entered into a senior secured, $365.0 million revolving credit facility agreement with certain lenders, or the $365 Million Credit Agreement.

The $365 Million Credit Facility is split into two separate tranches, one to partially fund the acquisition of our two 3500 TEU vessels and the second to partially fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances. Our obligations under the $365 Million Credit Facility are or will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU vessels. Also, the facility is or will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues, and any insurance proceeds and first priority assignments of shipbuilding contracts and related refund guarantees.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning March 31, 2008, the total amounts available for borrowing under the first tranche were reduced and will continue to be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid.

Indebtedness under the $365 Million Credit Facility bears interest at a rate equal to LIBOR plus 0.850% until approximately July 5, 2013, for the first tranche, and the earlier of the sixth anniversary of the delivery date of the last 2500 TEU vessel and August 31, 2015, for the second tranche, and LIBOR plus 0.925% thereafter for both tranches. We incur a commitment fee on the undrawn portion of the $365 Million Credit Facility at a rate of 0.30% per annum.

We are subject to other customary conditions before we may borrow under the $365 Million Credit Facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the $365 Million Credit Facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

The $365 Million Credit Facility contains certain financial covenants including covenants requiring Seaspan Corporation to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios similar to the $1.3 Billion Credit Agreement.

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

Our $218.4 Million Credit Facility

The following summary of the material terms of our $218.4 million term loan facility, or the $218.4 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $218.4 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $218.4 Million Credit Agreement listed as an exhibit to this Annual Report.

On October 16, 2006, we entered into a $218.4 million credit facility agreement, or the $218.4 Million Credit Agreement. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels. The facility maturity date is the earlier of the anniversary date falling twelve years after the delivery date of the fourth 5100 TEU vessel delivered and December 23, 2021.

Our obligations under the $218.4 Million Credit Facility are secured by first-priority assignments of the shipbuilding contracts and refund guarantees, first-priority assignments of our earnings related to the 5100 TEU vessels, including time-charter revenues, and a first-priority assignment of the management agreement for the 5100 TEU vessels. Also, our obligations under the facility will be secured by first-priority mortgages on each of the vessels and a first-priority assignment of any insurance proceeds.

Beginning thirty-six months from the scheduled delivery date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% to 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. The $218.4 Million Credit Facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum, and payment of a commitment fee of 0.3% per annum calculated on the undrawn, uncancelled portion of the facility.

We are subject to other customary conditions before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse change on our ability to perform our payment obligations under the facility. In addition, the $218.4 Million Credit Facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; or

•	change the flag, class, or management of our vessels.

The $218.4 Million Credit Agreement also contains covenants, among others, requiring Seaspan Corporation to maintain:

•	a tangible net worth of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.5 to 1.0; and

•	an interest and principal coverage ratio of 1.1 to 1.0.

The $218.4 Million Credit Agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $920.0 Million Credit Facility

The following summary of the material terms of our $920.0 million reducing revolving credit facility, or the $920 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $920 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $920 Million Credit Agreement listed as an exhibit to this Annual Report.

On August 8, 2007, we entered into a secured reducing revolving $920.0 million credit facility agreement with certain lenders, or the $920 Million Credit Agreement. The proceeds of this facility are available to partially finance the construction of two of the 2500 TEU vessels by Jiangsu, the four 4250 TEU vessels by New Jiangsu and the eight 8500 TEU vessels by HHI. After delivery of these vessels, we may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2022. Our obligations under the $920 Million Credit Facility are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $920 Million Credit Facility, we may borrow up to the lesser of $920.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,250,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date that we must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

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

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. We are also subject to certain conditions subsequent to drawing including, but not limited to, registration of certain refund guarantees with applicable authorities in China. In addition, the $920 Million Credit Agreement contains various covenants limiting our ability to among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $920 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require Seaspan Corporation to maintain:

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

Our $150.0 Million Credit Facility

The following summary of the material terms of our $150.0 million reducing revolving credit facility, or the $150 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $150 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $150 Million Credit Agreement listed as an exhibit to this Annual Report.

On December 28, 2007, we entered into a secured reducing revolving $150.0 million credit facility agreement, or the $150 Million Credit Agreement, with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels; one of which will be constructed by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023. Our obligations under the $150 Million Credit Facility are or will be secured by, among other things, pre-delivery assignments of the ship building contracts and refund guarantees for the vessels, assignments of time charter and earnings, a pledge of shares in the borrowers by us, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $150 Million Credit Agreement, we may borrow for each vessel up to the lesser of $75 million and 65% of the vessel delivered costs (as defined in the credit agreement) for that vessel, provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that a vessel is not delivered by October 27, 2011. Commencing on the earlier of six months after the delivery date of the last vessel and April 27, 2012, the $150 Million Credit Facility will reduce by consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date we must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

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

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent before borrowing under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. In addition, the $150 Million Credit Agreement contains various covenants limiting our ability and the ability of the borrowers to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $150 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require Seaspan Corporation to maintain:

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

Our $291.2 Million Credit Facility

The following summary of the material terms of our $291.2 million term loan and credit facility, or the $291.2 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $291.2 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $291.2 Million Credit Agreement listed as an exhibit to this Annual Report.

On March 17, 2008, we entered into a $291.2 million credit facility agreement, or the $291.2 Million Credit Agreement. The facility has a term loan component, which is divided into two tranches, and a revolving loan component, which is divided into a senior revolver and junior revolver. The proceeds of this facility are available to partially finance the construction of two of our 13100 TEU vessels, one of which will be constructed by HHI and the other by HSHI. The term loans are available for drawing until a certain period of time following the scheduled delivery date of each vessel. After delivery of these vessels, we may use the revolving loan for general corporate purposes.

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

Our obligations under the $291.2 Million Credit Agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea, or KEXIM.

Under the $291.2 Million Credit Facility, we may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs (as defined in the credit agreement) and on an individual vessel basis, the lesser of $145.6 million and 80% of the vessel delivered costs for that vessel, provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel. Consistent with export-import bank financing under the applicable Organization for Economic Co-operation and Development rules, we must pay 20% of the vessel delivered costs on or prior to the delivery date.

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

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent and other restrictions before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the $291.2 Million Credit Agreement. In addition, the $291.2 Million Credit Agreement contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $291.2 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require Seaspan Corporation to maintain:

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

In accordance with the guidance in Emerging Issues Task Force Issue No. 96-21, we include the value of the leased vessels and the liability related to the lease commitment on our books during the construction period and over the subsequent lease period.

Our $235.3 Million Credit Facility

The following summary of the material terms of our $235.3 million term loan facility, the $235.3 Million Credit Facility, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the $235.3 Million Credit Agreement, as defined below. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire $235.3 Million Credit Agreement listed as an exhibit to this Annual Report.

On March 31, 2008, we entered into a $235.3 million credit facility agreement, or the $235.3 Million Credit Agreement. The proceeds of the facility are available to partially finance the construction, acquisition and vessel delivered costs (as defined in the credit agreement) of two of our 13100 TEU vessels, one of which will be constructed by HHI and the other by HSHI.

The final maturity date for the $235.3 Million Credit Facility is the earlier of the twelfth anniversary of the delivery date of the last vessel relating to the facility delivered and February 6, 2024. Our obligations under the credit agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the facility, we may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs (as defined in the credit agreement) and on an individual vessel basis, the lesser of $117.65 million and 65% of the vessel delivered costs for that vessel; however, amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1.5 million per vessel, except that it may be increased to an amount of up to $2.5 million per vessel with the consent of the facility agent.

Beginning six months from the actual delivery date of the last delivered vessel securing the $235.3 Million Credit Facility, the amount borrowed with respect to that vessel will be reduced in 24 semi-annual payments of $2,693,750 until the maturity date. A final repayment of $53.0 million of the amount borrowed with respect to that vessel is required upon the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the $235.3 Million Credit Agreement may be re-borrowed. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies, or the KEIC Insurance, cease to be valid or enforceable in any material respect other than in certain circumstances.

The $235.3 Million Credit Agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.7% per annum on the portion of the facility covered by the KEIC Insurance and LIBOR plus 1.0% per annum on the portion of the facility that is not covered by the KEIC Insurance. The $235.3 Million Credit Agreement also requires payment of a commitment fee of 0.35% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a $235.3 Million Credit Agreement vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security granted by us to secure the $235.3 Million Credit Agreement, we are also subject to other customary conditions precedent before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. The $235.3 Million Credit Agreement contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $235.3 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require Seaspan Corporation to maintain:

•	a tangible net worth in excess of $450.0 million;

•	cash on hand and cash equivalents of $25.0 million if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of greater than 2.5 to 1.0; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $235.3 Million Credit Agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Recent Equity Offerings

Public Offering of Common Shares April 2008

On April 16, 2008, we issued 7,663,300 common shares at a public offering price of $27.25 per share. This amount includes 7,000,000 common shares sold in an underwritten public offering and 663,300 shares sold directly to certain executive officers and directors, certain affiliates of our Manager and certain of their executive officers and Dennis Washington in a concurrent sale. On May 5, 2008, we issued 1,050,000 common shares as a result of the underwriters’ exercise of the entire over-allotment option granted to them in connection with the April 2008 public common share offering. Our net proceeds from the underwritten public offering, including the exercise of the over-allotment option, after deducting underwriting discounts but before offering expenses, were $210.6 million. The net proceeds from the concurrent sale were $18.1 million. We used the net proceeds from the public offering and the concurrent sale for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions.

Our Dividend Reinvestment Plan

On May 29, 2008, we instituted a dividend reinvestment plan. The plan allows interested shareholders to reinvest all or a portion of their cash dividends in our common shares without paying any brokerage commission or service charge. In the year ended December 31, 2008, 440,391 shares were issued through the participation in the dividend reinvestment plan resulting in the re-investment of $5.8 million.

Our Series A Preferred Share Offering

The following summary of the material terms of our Series A Preferred Share Offering and the other transactions incidental thereto does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Statement of Designation, the Registration Rights Agreement, the Amendment to the Rights Agreement, the Preferred Share Purchase Agreement and the Amendment to the Gerry Wang Employment Agreement (as defined below). Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Statement of Designation, the Registration Rights Agreement, the Amendment to the Rights Agreement, the Preferred Share Purchase Agreement and the Amendment to the Gerry Wang Employment Agreement, each of which are listed as exhibits to this Annual Report.

On January 22, 2009, we entered into a preferred stock purchase agreement, or the Preferred Share Purchase Agreement, to issue and sell shares of 12% Cumulative Preferred Stock—Series A, par value $0.01 per share, to Dennis R. Washington, Kevin L. Washington, Kyle Washington, who is our chairman, and Graham Porter, through certain of their respective affiliates, or the Investors, for $200 million. Under the Preferred Share Purchase Agreement, the Series A Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. The second tranche of $100 million aggregate amount of the Series A Preferred Shares is expected to close in the fourth quarter of 2009, subject to closing conditions provided in the Preferred Share Purchase Agreement. The Series A Preferred Shares have not been registered under the Securities Act.

In connection with the closing of the transactions contemplated by the Preferred Share Purchase Agreement, we filed a statement of designation, or the Statement of Designation, on January 29, 2009, creating the Series A Preferred Shares and establishing the designations, preferences and other rights of the Series A Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands.

The Statement of Designation sets the initial liquidation preference of the Series A Preferred Shares at $1,000 per share, subject to adjustment. No dividend will be payable in respect of the Series A Preferred Shares in the first five years. Instead, the liquidation preference of the Series A Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. As a result, this will not reduce our distributable cash available to common shareholders during the next five years. The Series A Preferred Shares will automatically convert into the common shares at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30 trading days of the common shares is equal to or greater than $15.00. If at any time on or after January 31, 2014 the average closing price over the trailing 30 trading days of our common shares is less than $15.00, we have the option to convert the Series A Preferred Shares at a conversion price of $15.00 and pay the Investors 115% of the difference between the conversion price and average closing price of the trailing 30 trading days of the common shares, payable in cash or common shares at our option. If on January 31, 2014 the Series A Preferred Shares have not converted to common shares, the liquidation preference of the Series A Preferred Shares will increase at a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Series A Preferred Shares at the holder’s option.

Upon any liquidation or dissolution of the company, holders of the Series A Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series A Preferred Shares, including any accrued but unpaid dividends, after satisfaction of all liabilities to our creditors but before any distribution is made to or set aside for the holders of junior stock, including common shares.

In general, the holders of the Series A Preferred Shares will be entitled to vote together with the holders of common shares on an as-converted basis on any matter submitted for a vote of common shares. In addition, the holders of the Series A Preferred Shares, voting as a separate class, will have the right to approve any future issuance of senior or parity stock (except that we may freely issue additional Series A Preferred Shares up to an aggregate amount of $115 million), any redemption of our capital stock, any amendment of our articles of incorporation, bylaws or the Statement of Designation or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, sale or other disposition of all or substantially all of our assets. In addition, subject to certain exceptions, the holders of the Series A Preferred Shares have preemptive rights to prevent dilution and the right to elect up to two members of our board of directors.

In addition, on January 30, 2009, as contemplated by the Preferred Share Purchase Agreement, we entered into a registration rights agreement, or the Registration Rights Agreement, with the Investors pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale of the common shares issuable upon conversion of the Series A Preferred Shares.

Pursuant to the Preferred Share Purchase Agreement, on January 30, 2009, we entered into an amendment to our shareholders rights agreement, or the Amendment to the Rights Agreement, in order to exempt from the shareholders rights agreement the Investors as to the transactions contemplated by the Preferred Share Purchase Agreement and any conversion of the Series A Preferred Shares into common shares.

In connection with the closing of the transactions contemplated by the Preferred Share Purchase Agreement, Gerry Wang, our chief executive officer, entered into an amendment to his employment agreement with SSML, or the Amendment to the Gerry Wang Employment Agreement, in order to extend the initial term of his employment to December 31, 2013. Thereafter, his employment agreement automatically extends on December 31 of each year unless a prior written notice of non-renewal is delivered by either party no earlier than 210 days and no later than 180 days prior to such date.

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

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag administration.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to pollution prevention and procedures, technical standards, oil spills management, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of the vessels we have agreed to purchase are generally Annex VI compliant. Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States. Once the president delivers the instrument of ratification to the IMO, the United States will become a party to Annex VI within 90 days. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels. These amendments call for a new interim fuel standard beginning in 2010, the use of low sulfur fuel by 2015, and the use of advanced technology engines designed to reduce emissions of nitrogen oxide by 2016. These requirements could require modifications to our vessels to achieve compliance. The Company is evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of the 29 vessels in our current fleet is ISM code-certified.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 4, 2009, the BWM Convention has not yet been adopted by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011 were adopted by the requisite number of states to lead to an earlier effective date.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “Bunker Oil.” The Bunker Convention defines “Bunker Oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention took effect on November 21, 2008.

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance.

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

Amendments to OPA signed into law on July 11, 2006 increased the limits on the liability of responsible parties for any vessel other than a tank vessel to $950 per gross ton or $800,000, whichever is greater, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

The Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Each of our vessels has the necessary response plans in place to comply with the requirements of the CGMTA and OPA.

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

Ballast Water Management

The U.S. Environmental Protection Agency, or the EPA, had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from the Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in so exempting ballast water from regulation under the act. On September 18, 2006, the court issued an order invalidating the exclusion in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels must comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations.

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States waters through ballast water taken on by vessels in foreign ports. The Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering United States waters. The Coast Guard is developing a proposal to establish standards for ballast water discharge, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, Michigan has approved a law requiring vessels to obtain a ballast water discharge permit to operate in state waters and use certain technologies to prevent the introduction of non-native species into waters of the state. The Michigan Department of Environmental Quality has approved four options for ballast water treatment that involve sodium hypochlorite, chlorine dioxide, ultraviolet light radiation, or de-oxygenation. The use of these technologies may be costly for oceangoing vessels operating in Michigan ports to implement. The Sixth Circuit rejected a challenge to this law in November 2007, and it is unclear if it will be challenged on other grounds

Similarly, on October 10, 2007, the California governor signed into law legislation, or A.B. 740, expanding the state’s marine invasive species ballast water regulatory program (A.B. 433, California’s Marine Invasive Species Act, which regulates the discharge and/or exchange of ballast water of vessels coming from outside the exclusive economic zone into a California port) to regulate “hull fouling organisms.” A.B. 740 gives the State Lands Commission until 2012 to adopt regulations requiring vessels owners and operators to use best available and economically feasible “inwater” technology to remove aquatic species from submerged parts of vessels. Until the regulations can be implemented, A.B. 740 specifies that “hull fouling organisms,” such as barnacles, algae, mussels, and worms that attach to the hard parts of ships, must be removed and disposed of on a regular basis. Furthermore, on October 15, 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations will be implemented on a graduated time schedule beginning on January 1, 2009, with a final performance standard of zero detectable living organisms going into effect on January 1, 2020. Other states may create other similar hull cleaning regulations or ballast water performance standards that could increase the costs of operating in state waters of the United States.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the

2004 model year. More recently, in November 2007, the EPA issued an Advance Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. The standards under consideration are consistent with the U.S. Government’s proposal to amend Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. Certain emission standards under consideration could take effect as early as 2011. This announcement comes as the EPA is defending a lawsuit seeking to require new limits for emissions from Category 3 marine diesel engines on U.S. and foreign-flagged vessels operating in U.S. waters. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from degassing operations by requiring the installation of vapor control equipment on vessels. A risk exists that new regulations could require significant capital expenditures and otherwise increase our costs.

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels. CARB expects the regulations to become legally effective in early 2009.

California also approved regulations on December 3, 2008 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations became effective January 2, 2009 and require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect to the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. These requirements may increase our operating costs while in California ports.

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

Regulations that relate primarily to environmental matters under the CSA 2001 include the Regulations for the Prevention of Pollution from Ships and for Dangerous Chemicals, which contain provisions to enable Canada to complete accession to annex IV (sewage), V (garbage) and VI (air) of the International Convention for the Prevention of Pollution from Ships, the Ballast Water Control and Management Regulations and the Response Organizations and Oil Handling Facilities Regulations. It is expected that the Response Organizations and Oil Handling Facilities Regulations are to be replaced at a future date by new Environmental Response Regulations.

CSA 2001 requires ship owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. Failure of a vessel to comply with these requirements can result in a fine of up to C$1 million or imprisonment for a term of not more than 18 months, or both. Lesser offenses, such as failing to comply with the directions of a pollution prevention officer, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both.

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

CSA 2001 also provides the authorities with broad discretionary powers to enforce its requirements. The CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offence has been committed. In addition, CSA 2001 provides authorities with the power to issue administrative monetary penalties for contraventions of the legislation. The Administrative Monetary Penalties Regulations, which came into force on April 3, 2008 and apply to all vessel types except pleasure crafts, allow for the imposition of penalties up to C$25,000 outside of the formal court process.

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

Recent amendments to CEPA subject owners of ships and directors and officers of corporations that own ships to a duty of care to ensure that ships comply with CEPA provisions and its regulations concerning disposal at sea and with orders and directions made under CEPA. The amendments also expand the jurisdiction of Canadian courts to include the Exclusive Economic Zone of Canada.

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

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at lease 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance of the organization becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this Directive, our vessels may need to make expenditures to comply with the sulfur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. The EU has also issued a directive adopting the IMO’s standards for the maximum sulfur content of marine fuels used in special SOx Emission Control Areas, or ECAs, in the Baltic Sea, North Sea, and for any other seas or ports the IMO may designate as SOx ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

In response to the sinking of the MT Prestige and resulting oil spill in 2003, the EU adopted a directive requiring member states to impose criminal sanctions for certain pollution discharges committed intentionally, recklessly, or by serious negligence. Penalties may include fines, imprisonment, permanent or temporary disqualification from engaging in commercial activities, placement under judicial supervision, or exclusion from access to public benefits or aid.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on ship owners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage.

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority. The trend, however, is towards increasing regulation and our prediction is that, if true, requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our costs of operating, potentially affecting financial performance.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States, and the newly elected President Obama has indicated that climate policy will be a priority of his administration. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

In Canada, the British Columbia Legislature passed the Greenhouse Gas Reduction Targets Act in late 2007 and brought it into force on January 1, 2008. It sets a province-wide 33% reduction in the 2007 level of greenhouse gas emissions by 2020. While a draft regulation on the reporting of greenhouse gas emissions is expected in 2009 as part of British Columbia’s plan to implement the Western Climate Initiatives cap-and-trade system, certain sectors will be exempt from the initial phase of the reporting regulation, including air and marine transportation.

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

D.    Property, Plants and Equipment

Our Fleet

We currently own and operate a fleet of 35 containerships and have entered into contracts to purchase or lease an additional 33 containerships. As of December 31, 2008, the average age of our fleet of 35 vessels was 4.8 years.

In our current fleet, 19 of the vessels have a container capacity of approximately 4250 TEU each. Those vessels are approximately 260.0 meters long, 32.3 meters wide and 19.3 meters deep and have a gross tonnage of 39,941 tons. Two vessels have a container capacity of approximately 8500 TEU each. Those vessels are approximately 334.0 meters long, 42.8 meters wide and 24.6 meters deep. The gross tonnage of each vessel is 90,645 tons. Four vessels have a container capacity of approximately 4800 TEU each. Those vessels are approximately 294.2 meters long, 32.2 meters wide and 21.5 meters deep. The gross tonnage of each vessel is 52,191 tons. Two of the vessels have a container capacity of approximately 9600 TEU. Those vessels are approximately 336.7 meters long, 45.6 meters wide and 27.2 meters deep and have a gross tonnage of 108,069 tons. Two of the vessels have a container capacity of approximately 3500 TEU. These vessels are approximately 231.0 meters long, 32.2 meters wide and 18.8 meters deep and have a gross tonnage of 35,988 tons. Six of the vessels have a container capacity of 2500 TEU. These vessels are approximately 208.9 meters long, 29.8 meters wide and 16.4 meters deep and have a gross tonnage of 26,404 tons.

All of our vessels in operation, except for the 3500 TEU vessels, were designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s Register of Shipping, or Lloyd’s. The 3500 TEU vessels were designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Germanischer Lloyd. The classification society for our 3500 TEU vessels and our 4250 TEU vessels, except for those chartered to HL USA, is Det Norske Veritas. The classification society for our 9600 TEU vessels, 8500 TEU vessels, 4250 TEU vessels chartered to HL USA and 4800 TEU vessels is Lloyd’s. All of the vessels have been certified as being “in class” by their respective classification societies.

The following table summarizes key facts regarding the 35 vessels in operation as of December 31, 2008. Each of the vessels listed below was built by Samsung, except for four 4800 TEU vessels, three of which were built in 1989 by Odense-Lindo Shipyard Ltd., and one of which was built in 1988 by Odense-Lindo Shipyard Ltd., the two 3500 TEU vessels, which were built in 2007 by Zhejiang and six 2500 TEU vessels, which were built in 2008 by Jiangsu.

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(1)
MSC Belgium	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
Cap York	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (6)	18.0	(7)
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/15/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Montevideo	2500	9/6/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL São Paulo	2500	8/11/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Lima	2500	10/15/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Santiago	2500	11/8/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL San Jose	2500	12/1/08	2008	CSCL Asia	12 years	16.8	(8)

(1)	CSCL Asia has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(2)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.

(3)	APM has a initial term of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial term which is correspondingly greater than 5 years for the same number of vessels. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

(4)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(5)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(6)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for the New Delhi Express, the Dubai Express and the Jakarta Express have expired, and these charters have automatically extended pursuant to their terms.

(7)	HL USA has an initial term of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

(8)	CSCL Asia has an initial charter rate of $16,750 per day for the first six years of the charter period, increasing to $16,900 per day for years seven through 12.

New Vessel Contracts

We have contracted to purchase or lease, as the case may be, 33 additional containerships that are currently or will be under construction. These consist of four 2500 TEU vessels, four 4250 TEU vessels, five 4500 TEU vessels, four 5100 TEU vessels, eight 8500 TEU vessels and eight 13100 TEU vessels. We expect to take delivery of these 33 containerships over approximately the next three years. To fund the acquisition of the remaining vessels that we have agreed to acquire, we will require in the range of approximately $500 to $600 million in equity capital or other capital over approximately a two year period beginning in 2010.

As previously discussed, we have entered into options and related agreements with some of our shipyards with respect to approximately 15 vessels. In order to exercise the options and therefore implement the delayed delivery of these vessels, we will need to acquire, during the relevant option period described below, the consent of the parties who have agreed to charter these vessels from us, as well as our lenders who have agreed to provide the debt financing for the purchase of these vessels. If we elect not to exercise the options, then such consents are not required. Under the option agreements, we have until a date in July or August, 2009, depending on the vessel, to exercise the deferral option. Under certain of the option agreements, we will be required to pay the relevant shipyard a fee if we are unable to exercise the deferral option as a result of our failure to obtain lender consent, charter party consent or otherwise. If we do obtain the necessary consents and therefore exercise the options, the final installment payment will be increased in order to compensate the shipyards for their costs and expenses related to the deferral. In connection with the option agreements, the shipyards have begun to mitigate the current costs of construction. Accordingly, if we do not exercise certain of the options, we have agreed to indemnify the shipyards for their reasonable costs and expenses incurred as a result of changes to their production schedules, including late deliveries. The shipyards have agreed to use reasonable efforts to deliver the respective vessel as close to the originally scheduled delivery date as their production schedule permits; however, if certain of the options are not exercised and a contract is terminated for delay, we have agreed to purchase the vessel under a new contract.

We previously agreed to acquire ten 2500 TEU vessels from Jiangsu as each vessel is delivered and passes inspection, each vessel to be built at Jiangsu’s shipyard in Jiangsu Province, China. The average contractual purchase price for these 2500 TEU vessels is $41.4 million per vessel. Six of these vessels were delivered in

2008 and are currently operating under twelve-year time charters with CSCL Asia. Two of the remaining vessels will be subject to twelve-year time charters with CSCL Asia, commencing upon delivery. The remaining two vessels will be subject to ten-year time charters with K-Line, commencing upon delivery.

We have agreed to acquire the four 4250 TEU vessels from New Jiangsu as each vessel is delivered and passes inspection. The contractual purchase price is $61.4 million per vessel. The four 4250 TEU vessels are being built by New Jiangsu at its shipyard in Jiangsu Province, China. Each 4250 TEU vessel will be subject to a six-year time charter with CSAV, commencing upon delivery.

We have agreed to acquire four 5100 TEU vessels from HHI as each vessel is delivered and passes inspection. These four vessels will be built by HHI at its shipyard in Ulsan, South Korea. The contractual purchase price is $77.4 million per vessel. Each 5100 TEU vessel will be subject to a twelve-year time charter with MOL, commencing upon delivery.

We have also agreed to acquire eight 8500 TEU vessels from HHI as each vessel is delivered and passes inspection. The contractual purchase price is $122.4 million per vessel. These eight vessels will be assembled, launched, completed, commissioned and delivered by HHI at its shipyard in Ulsan, South Korea. Each 8500 TEU vessel will be subject to a twelve-year time charter with COSCON with three one-year options, commencing upon delivery.

We have also agreed to acquire eight 13100 TEU vessels, five of which will be built by HHI at its shipyard in Ulsan, South Korea and the other three by HSHI at its shipyard in Samho, South Korea. Again, we will acquire these vessels as they are delivered and pass inspection. The contractual purchase price is $165.3 million per vessel. Each 13100 TEU vessel will be subject to a twelve-year time charter with COSCON, commencing upon delivery.

We have also agreed to lease five 4500 TEU vessels from Peony as each vessel is delivered to Peony and passes inspection. These five vessels will be built by Samsung at its shipyard in Geoje Island, South Korea. Each 4500 TEU vessel will be subject to a twelve-year time charter with K-Line with two-three year options, commencing upon delivery.

The 28 newbuilding containerships that we have contracted to purchase and the five that we have contracted to lease are currently or will be under construction and consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Daily Charter Rate		Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		HHI
Hull No. S453	13100	12 years	COSCON	55.0		HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		HHI
Hull No. S454	13100	12 years	COSCON	55.0		HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	55.0		HHI
COSCO Japan	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Korea	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Philippines	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Malaysia	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Indonesia	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Thailand	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Pakistan	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Vietnam	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
MOL Emerald	5100	12 years	MOL	28.9		HHI
MOL Eminence	5100	12 years	MOL	28.9		HHI
MOL Emissary	5100	12 years	MOL	28.9		HHI
MOL Empire	5100	12 years	MOL	28.9		HHI
Hull No. 1851	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Hull No. 1852	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Hull No. 1853	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Hull No. 1854	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Hull No. 1855	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
CSAV Loncomilla	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lumaco	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lingue	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lebu	4250	6 years	CSAV	25.9		New Jiangsu
CSCL Callao	2500	12 years	CSCL Asia	16.8	(4)	Jiangsu
CSCL Manzanillo	2500	12 years	CSCL Asia	16.8	(4)	Jiangsu
Guayaquil Bridge	2500	10 years	K-Line	17.9		Jiangsu
Calicanto Bridge	2500	10 years	K-Line	17.9		Jiangsu

(1)	Each charter begins upon delivery of the vessel to the relevant charterer.

(2)	COSCON has an initial charter period of twelve years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.

(3)	K-Line has an initial charter rate of $34,250 per day for years one to six, increasing to $34,500 per day for years seven to twelve, and $37,500 for the first three-year option period and $42,500 for the second three-year option period.

(4)	CSCL Asia has an initial daily charter rate of $16,750 per day, increasing to $16,900 after six years.

The following chart details the estimated number of vessels in our fleet as we take contractual delivery (1):

		Forecasted
	Year Ended December 31,
	2008	2009	2010	2011
Deliveries	6	12	10	11

Operating Vessels	35	47	57	68

Total Capacity (TEU)	158,483	217,913	283,015	401,311

(1)	This table contains estimates based on the original contractual delivery dates for the newbuildings that we have agreed to purchase. As discussed, we have options to defer the delivery of some of our newbuildings. If requisite consents are obtained it is possible that we could exercise options in order to defer the delivery of up to four of the vessels that were originally scheduled to be delivered in 2009.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Since our initial public offering, our primary objective has been to continue to grow our business through accretive acquisitions over the mid to long term and as market conditions allow in order to increase our dividend per share.

We currently own and operate a fleet of 35 containerships and have entered into contracts for the purchase or lease, as the case may be, of an additional 33 containerships. As of December 31, 2008, the average age of the 35 vessels currently in our fleet was 4.8 years. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 20 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. CSCL, the eighth largest container shipping company in the world based on TEU capacity as of December 23, 2008, is listed on the Hong Kong Stock Exchange. CSCL Asia primarily operates in the China trade routes. Nine containerships in our fleet are under time charters with HL USA, which is an affiliate of Hapag Lloyd, the fifth largest container shipping company in the world by TEU capacity as of December 23, 2008. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company based on TEU capacity as of December 23, 2008. Two containerships are currently chartered to COSCON, the world’s sixth largest container shipping company based on TEU capacity as of December 23, 2008. The 33 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis. For more information on our charterers and the provisions of our time charter contracts, please read “Information on the Company—B. Business Overview—Time Charters.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Amortization of Dry-Docking Activities

We defer costs incurred for dry-docking activities. The costs incurred by us are limited to the fees paid by us to our Manager. Dry-docking of our vessels is performed every five years and includes major overhaul activities that are comprehensive and all encompassing. Regular repairs and maintenance during operations on the other hand are limited in scope.

Repairs and maintenance normally performed on an operational vessel either at port or at sea is limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised.

Major overhaul performed during dry-docking is differentiated from normal operating repairs and maintenance by these factors: safety, operational priorities, dry-dock specific equipment, shore contractor skills, time and earnings capability. A vessel at dry-dock under the requirements of a classification society must perform certain assessments, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems. Such shutdowns are either not allowed during a regular port call or are operationally difficult to effect and extremely unsafe at sea. Below water inspection and overhaul (such as hull steel replacement, painting/resurfacing of the hull, rudder, propeller, thrusters), examination of internal tanks, engine casing integrity and internal engine components requires access to areas normally filled or enveloped with water, lubes or fuel and are extremely hazardous during vessel operations even at port. Other areas not accessible for major overhaul during vessel operations include cargo holds, hatch covers, and main switchboard which are continuously involved in the vessel’s activities. Additional specialized equipment required to access and maneuver vessel components such as hatch covers, which weigh approximately 32 tons, and engine room blowers are not available at regular ports and such activities have an impact on revenue.

A regular port visit requires a vessel to continuously unload and reload containers and must clear the port within a short timeframe. Major overhauls during dry-dock where components are dismantled, examined, altered, replaced, resealed and refinished may take days to complete far beyond the duration of a port call. Additionally, specialized shore skills from contractors and dry-dock specific equipment are required to perform a major comprehensive overhaul. Examination of large complex engine components, electrical systems, pipes and valves, internal tanks, the aggregate of which encompasses a vast portion of the vessel are unsafe to examine during continuous vessel operations and are, therefore, deferred to a safe dry-dock environment. Minimizing container port stay mitigates the risk of off-hire and reduced revenues, while a major overhaul during dry-dock which may include technological changes, can help control future costs and, in combination, enhance long term profitability.

The major components of dry-docking costs include: 1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs that includes steel work, anchors, chains, valves, tanks, and hatches, and engine components such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery, 2) non-yard costs which includes the paint, technician service costs and parts ordered specifically for dry-dock and 3) other costs associated with communications costs, pilots, tugs, survey fees, port fees and classification fees.

Any fluctuations in the dry-docking costs are borne by the Manager except to the extent that dry-docking activities are considered extraordinary.

We currently defer dry-docking amounts based on the costs budgeted under the management agreements. At the date of our initial public offering, certain amounts were paid by our predecessor to our Manager for expected dry-docking liabilities relating to vessels currently in operation. These amounts are not included in our consolidated financial statements as they are recorded by our Manager. As of December 31, 2008, we estimate that the five-year China based dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.6 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-docking costs were deferred, the expected annual amortization of dry-docking costs would be approximately $3.3 million for the 35 vessels. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability, and changes in trade routes made by the Charterer, which may cause actual costs to be materially different than current estimates.

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

Vessel Lives

Our vessels represent our most significant assets. Our initial fleet of 10 vessels purchased at the time of our initial public offering is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of our initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased by us subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of our vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of our vessels exceeds the undiscounted estimated future cash flows, our vessels would be written down to their fair value.

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

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when and where the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively. Furthermore, for hedges that may be highly effective or may continue to be highly effective for accounting purposes, we may not elect to apply hedge accounting or may prospectively discontinue hedge accounting for such hedges.

We believe our future borrowings and interest payments are probable based on the financing requirements for ships currently under contract. Our ongoing ability to employ hedge accounting is dependent on our ability to demonstrate that the hedges continue to be highly effective in offsetting the interest rate variability associated with the hedged interest payments. The effectiveness of these hedges is dependent on a variety of factors, including the amount of variable rate debt, the timing of borrowings (which is based on vessel construction payments), the interest reset terms, and the timing and frequency of interest payments.

If we de-designate a hedging relationship and discontinue hedge accounting, we evaluate the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation date are recognized in earnings when the related settlements under the interest rate swap occur.

Other interest rate swap agreements and the swaption agreement that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

On January 31, 2008, we de-designated two of our interest rate swap hedges when we changed our forecasts of probable outstanding debt as a result of certain changes in economic factors and capital structuring.

On September 30, 2008, we elected to prospectively de-designate the remainder of our designated interest rate swaps. This election was made due to the compliance burden associated with this accounting policy. The amounts included in other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the interest payments will be recognized.

We do not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Historically, our predecessor did not designate their interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, and recognized changes in the fair value of the interest rate swaps in earnings.

Recent Accounting Pronouncements

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact of SFAS 161 on its disclosures.

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

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line and other normally inaccessible areas of the vessel. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships generally occur once every five years, at which time a special survey may be conducted.

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

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following discussion of our financial condition and results of operations is for the years ended December 31, 2008 and 2007. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2008 and 2007.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Statement of operations data (in thousands of dollars):
Revenue	$229,405	$199,235
Operating expenses:
Ship operating	54,416	46,174
Depreciation	57,448	50,162
General and administrative	8,895	6,006

Operating earnings	108,646	96,893
Other expenses (income):
Interest expense	33,035	34,062
Interest income	(694)	(4,074)
Undrawn credit facility fee	5,251	3,057
Amortization of deferred charges	1,825	1,256
Write-off on debt refinancing	—	635
Change in fair value of financial instruments	268,575	72,365

Net loss	$(199,346)	$(10,408)

Common shares outstanding at year end:	66,800,141	57,541,933
Per share data (in dollars):
Basic and diluted loss per class A and B common share	$(3.12)	$(0.20)
Dividends paid per class A and B common share	$1.90	$1.785
Basic and diluted earnings (loss) per class C common share	$—	$—
Dividends paid per class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$124,752	$113,168
Investing activities	(634,782)	(1,104,704)
Financing activities	523,181	1,022,443

Net increase in cash and cash equivalents	$13,151	$30,907

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$136,285	$123,134
Vessels	3,126,489	2,424,253
Other assets	34,098	29,514

Total assets	$3,296,872	$2,576,901

Other liabilities	23,654	15,716
Fair value of financial instruments	414,769	135,617
Long-term debt	1,721,158	1,339,438
Other long-term liability	390,931	223,804
Shareholders’ equity	746,360	862,326

Total liabilities and shareholders’ equity	$3,296,872	$2,576,901

Other data:
Number of vessels in operation at period end	35	29
Average age of fleet in years at period end	4.8	4.7
TEU capacity at period end	158,483	143,207
Average remaining initial term on outstanding charters	7.6	7.7
Fleet utilization	99.3%	99.0%

We began 2008 with 29 vessels in operation and took delivery of six newbuilding vessels during 2008 for a total of 35 vessels in operation at December 31, 2008. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

	Year Ended December 31,		Increase
	2008	2007	Days	%
Operating days	11,195	9,731	1,464	15.0%
Ownership days	11,277	9,829	1,448	14.7%

Revenue

Revenue increased by 15.1%, or $30.2 million, to $229.4 million for the year ended December 31, 2008, compared with $199.2 million for the year ended December 31, 2007, which was primarily due to the six vessels delivered during 2008 and a full year of operations in 2008 for the six vessels delivered in 2007. The twelve vessel deliveries contributed 1,424 of the 1,464 additional operating days for the year ended December 31, 2008. We incurred 82 days of net off-hire for the year, which impacted revenue by $1.6 million. Vessel utilization was 99.3% for the year ended December 31, 2008, compared to 99.0% for the prior year.

Ship Operating Expenses

Ship operating costs increased by 17.8%, or $8.2 million, to $54.4 million for the year ended December 31, 2008, from $46.2 million for the year ended December 31, 2007. The increase for the year ended December 31, 2008 was due to a full year of ownership in 2008 for the six vessels delivered in 2007, in addition to the six vessels delivered in 2008. Stated in ownership days, these twelve deliveries contributed 1,424 of the 1,448 additional ownership days for the year ended December 31, 2008 and an additional $6.2 million in ship operating expenses.

Depreciation

Depreciation expense increased by 14.5%, or $7.3 million, to $57.4 million for the year ended December 31, 2008, from $50.2 million for the comparable period last year. The increase was primarily due to a full year of amortization for the 2007 vessel deliveries and the impact of the 2008 vessel deliveries.

General and Administrative Expenses

General and administrative expenses increased by 48.1%, or $2.9 million, to $8.9 million for the year ended December 31, 2008, from $6.0 million for the prior period last year. Of the $2.9 million, approximately $1.4 million relates to share-based compensation for directors and officers, $0.6 million is professional fees accounting and legal services, and $0.9 million for increased overhead costs to support growth and corporate governance costs.

Interest Expense

Interest expense decreased by 3.0%, or $1.0 million, to $33.0 million for the year ended December 31, 2008, from $34.1 million for the comparable period last year. The decrease is attributable to lower overall average operating debt outstanding during 2008 compared to 2007. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on the LIBOR based payments on our facilities. As a result, the decrease in the average LIBOR from 5.3% in 2007 to 2.9% in 2008 has not significantly impacted our interest expense as the majority of our operating debt for the 2007 fiscal year and the period up to October 1, 2008 was hedged under fixed rate terms with interest rate swaps that were designated and tested as effective hedges for accounting purposes. During 2008, we de-designated all interest rate swaps for which we were applying hedge accounting treatment. The amounts recorded in other comprehensive loss relating to the de-designated swaps will be recognized in earnings when and where the interest payments will be recognized.

The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2008, we incurred $5.3 million in undrawn credit facility fees compared with $3.1 million for the year ended December 31, 2007, an increase of 71.8% or $2.2 million. The increase is primarily due to the new credit facilities entered into at the end of 2007. The commitment fees on undrawn credit facilities ranges from 0.20% to 0.35% per annum on undrawn credit facility amounts. The commitment fees are expensed as incurred.

Interest Income

During the year ended December 31, 2008, we earned interest income of $0.7 million compared with $4.1 million for the year ended December 31, 2007, a decrease of 83.0% or $3.4 million. This interest income was earned through investing excess cash balances in highly liquid securities with terms to maturity of three months or less. The decrease from the prior year is due to having smaller average cash balances and lower average interest rates in the year ended December 31, 2008.

Amortization of Deferred Charges

Amortization of deferred charges increased 45.3%, or $0.6 million, to $1.8 million for the year ended December 31, 2008, from $1.3 million for the year ended December 31, 2007.

Amortization of deferred charges relating to our financing fees increased by 29.4%, or $0.3 million, to $1.3 million for the year ended December 31, 2008, from $1.0 million for the year ended December 31, 2007. The increase was due to the amortization of deferred financing fees on Tranche B of the $365.0 Million Credit Facility for the six vessels delivered in 2008. Financing fees are deferred and amortized over the terms of the individual credit facilities using the interest yield basis. The amortization of the deferred financing fees on the $1.3 Billion Credit Facility and Tranche A of the $365.0 Million Credit Facility are expensed as incurred while the amortization of the deferred financing fees on Tranche B of the $365.0 Million Credit Facility, the $218.4 Million Credit Facility, the $920.0 Million Credit Facility, the $291.2 Million Credit Facility, and the $235.3 Million Credit Facility are being capitalized to the vessels under construction.

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-docking activity. Amortization of deferred charges relating to dry-docking increased to $0.5 million for the year ended December 31, 2008, from $0.3 million for the year ended December 31, 2007.

Change in Fair Value of Financial Instruments

Change in fair value of financial instruments (a loss) increased by $196.2 million, to $268.6 million for the year ended December 31, 2008, from $72.4 million for the comparable period last year. The increase is primarily due to decreases in the forward LIBOR curves and overall market changes in credit risk of our non-designated interest rate swaps. The financial instruments consist entirely of fixed interest rate swaps and a swaption that we enter into to lock in the return on our acquisitions and provide predictable long term cash earnings and distributions to our shareholders. Certain of our interest rate swaps were accounted for as hedging instruments in accordance with the requirements in accounting literature. The change in fair value of financial instruments includes the ineffective portion of our interest rate swap agreements that were accounted for as hedging instruments. During the year ended December 31, 2008 and 2007, the change in fair value of financial instruments includes losses of $1.6 million and $0.1 million, respectively, of ineffectiveness on interest rate swaps designated as hedges. Also, included in the change in fair value of financial instruments is a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

On September 30, 2008, we elected to prospectively de-designate all interest swaps for which we were applying hedge accounting treatment due to the compliance burden associated with this accounting policy. Subsequent to this date, all of our interest rate swap agreements and the swaption agreement are marked to market and the changes in the fair value of these instruments are recorded in earnings.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

The following discussion of our financial condition and results of operations is for the years ended December 31, 2007 and 2006. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2006 and 2007.

	Year Ended December 31, 2007	Year Ended December 31, 2006
Statement of operations data (in thousands of dollars):
Revenue	$199,235	$118,489
Operating expenses:
Ship operating	46,174	27,869
Depreciation	50,162	26,878
General and administrative	6,006	4,911

Operating earnings	96,893	58,831
Other expenses (income):
Interest expense	34,062	17,594
Interest income	(4,074)	(1,542)
Undrawn credit facility fee	3,057	2,803
Amortization of deferred charges	1,256	1,980
Write-off on debt refinancing	635	—
Change in fair value of financial instruments	72,365	908

Net earnings (loss)	$(10,408)	$37,088

Common shares outstanding at year end:	57,541,933	47,522,350
Per share data (in dollars):
Basic and diluted earnings (loss) per class A and B common share	$(0.20)	$0.98
Cash dividends paid per class A and B common share	$1.785	$1.70
Basic and diluted earnings (loss) per class C common share	$—	$—
Dividends paid per class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$113,168	$71,363
Investing activities	(1,104,704)	(605,652)
Financing activities	1,022,443	610,798

Net increase in cash and cash equivalents	$30,907	$76,509

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$123,134	$92,227
Vessels	2,424,253	1,198,782
Fair value of financial instruments	—	10,711
Other assets	29,514	15,496

Total assets	$2,576,901	$1,317,216

Other liabilities	15,716	11,167
Fair value of financial instruments	135,617	15,831
Long-term debt	1,339,438	563,203
Other long-term liability	223,804	—
Shareholders’ equity	862,326	727,015

Total liabilities and shareholders’ equity	$2,576,901	$1,317,216

Other data:
Number of vessels in operation at period end	29	23
Average age of fleet in years at period end	4.7	4.8
TEU capacity at period end	143,207	108,473
Average remaining initial term on outstanding charters	7.7	8.1
Fleet utilization	99.0%	99.0%

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

General and Administrative Expenses

General and administrative expenses increased by 22.3%, or $1.1 million, to $6.0 million for the year ended December 31, 2007, from $4.9 million for the year ended December 31, 2006. This increase is primarily due to increased costs to support growth initiatives through strategic planning and investor relation activities. The increase is also due to $0.3 million increase in share based compensation expense that reflected an increase in the share price on a year over year basis.

Interest Expense

Interest expense increased by 93.6%, or $16.5 million, to $34.1 million for the year ended December 31, 2007, from $17.6 million for the year ended December 31, 2006. The increase was due to the additional funds drawn under the operating credit facility to fund the six new operating vessels delivered during 2007 and the full year of operation for the ten vessels delivered in 2006. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on our LIBOR based payments on our facilities. The interest expense received or paid on these designated interest rate swaps are netted with or added to interest expense on our credit facilities.

As we have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on the LIBOR based payments on our facilities, the increase in the average LIBOR from

5.1% in 2006 to 5.3% in 2007 did not significantly impact our interest expense as the majority of our operating debt for both fiscal years was hedged under fixed rate terms with interest rate swaps that were designated and tested as effective hedges for accounting purposes.

The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

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

Amortization of deferred charges relating to our financing fees decreased by 49.0%, or $1.0 million, to $1.0 million for the year ended December 31, 2007, from $2.0 million for the year ended December 31, 2006. The decrease was due to the amortization of deferred financing fees on Tranche B of the original $1.3 Billion Credit Facility which expired on February 28, 2007. Financing fees are deferred and amortized over the terms of the individual credit facilities using the interest yield basis. The amortization of the deferred financing fees on the $1.3 Billion Credit Agreement and Tranche A of the $365.0 Million Credit Facility are expensed as incurred while the amortization of the deferred financing fees on Tranche B of the $365.0 Million Credit Facility, the $218.4 Million Credit Facility and the $920.0 Million Credit Facility are being capitalized to the vessels under construction.

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-docking activity. Amortization of deferred charges relating to dry-docking increased to $0.2 million for the year ended December 31, 2007, from $14,000.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments is $72.4 million loss for the year ended December 31, 2007 compared to $0.9 million loss for the year ended December 31, 2006. During the year ended December 31, 2007 and 2006, the change in fair value of financial instruments includes losses of $0.1 million and $0.3 million, respectively, of ineffectiveness on interest rate swaps designated as hedges. We experienced a significant decline in the fair value of our undesignated interest rate swaps due to significant decreases in short term LIBOR rates. The change in fair value of financial instruments is included in other expenses, which is not part of operating earnings and has no cash impact. The financial instruments consist entirely of fixed interest rate swaps and swaptions that we enter into to lock in the return on our acquisitions and provide predictable long term cash earnings and distributions to our shareholders. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting.

B.    Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2008, our cash and cash equivalents totaled $136.3 million. At December 31, 2008, we have drawn $1.0 billion of an available $1.3 billion under our $1.3 Billion Credit Facility for general corporate purposes, including to fund the delivery of and pay certain installments for certain of our vessels. This facility has a maturity date of May 11, 2015.

There are restrictions on the amount that can be advanced to us under the $1.3 Billion Credit Facility based on the market value of the vessel or vessels that are provided as collateral for the facility. For instance, our $1.3 Billion Credit Facility contains a loan to market value ratio requirement that must be met before we can borrow funds under it. We are able to draw down funds so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, calculated on a without-charter basis does not exceed 70%. We may be unable to obtain an appraisal as to the market value of our vessels due to current market conditions and the unwillingness of valuators to provide them. The last valuation we obtained was in July of 2008, and in light of the recent economic downturn, vessel valuations in the marketplace have declined significantly. As a result, we may be unable to borrow the additional $300 million under our $1.3 Billion Credit Facility. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to fund the purchase of additional vessels, so long as the loan to market value ratio does not exceed 80%, and in that case such vessels will then become additional security under the facility. For more information, please read “Our $1.3 Billion Credit Facility.”

We entered into our $365 Million Credit Facility on May 19, 2006. This facility is split into two separate tranches, one to fund the acquisition of the 3500 TEU vessels and the second to fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances.

As at December 31, 2008, we have drawn $126.7 million of the $283.0 million available in the second tranche under the $365 Million Credit Facility to fund the construction of eight of our ten 2500 TEU vessels. No amounts to date have been drawn from the first tranche of this credit facility. For more information, please read “Our $365 Million Credit Facility.”

On October 16, 2006, we entered into our $218.4 Million Credit Facility. The proceeds of this facility are being used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. As at December 31, 2008, we have drawn $110.9 million of an available $218.4 million under this credit facility to fund the construction of the 5100 TEU vessels. For more information on this facility, please read “Our $218.4 Million Credit Facility.”

On August 8, 2007, we entered into the $920 Million Credit Facility, the proceeds of which have been used to finance the construction of two of the ten 2500 TEU vessels under construction by Jiangsu, the four 4250 TEU vessels to be constructed by New Jiangsu and the eight 8500 TEU vessels to be constructed by HHI. After delivery of these vessels, we may use the facility for general corporate purposes. As at December 31, 2008, we have drawn $450.8 million of the $920.0 million available under this facility. See “Our $920 Million Credit Facility” for more information on this facility.

We also entered into the $150 Million Credit Facility on December 28, 2007 with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels; one of which is under construction by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes. As of December 31, 2008, no amounts were drawn on the $150.0 million available under this facility. For more information, please read “Our $150 Million Credit Facility.”

On March 17, 2008, we entered into our $291.2 Million Credit Facility. The proceeds of this facility are being used to partially finance the construction of two of our 13100 TEU vessels, one of which is being built by HHI and the other by HSHI. The $291.2 Million Credit Facility has a term loan component, which is divided into two tranches, and a revolving loan component. During the year ended December 31, 2008, we drew none of the amounts available under this facility. For more information on this facility, please read “Our $291.2 Million Credit Facility.”

On March 31, 2008, we entered into our $235.3 Million Credit Facility. The proceeds of this facility are being used to partially finance the construction of two of our 13100 TEU vessels, one of which is being built by HHI and the other by HSHI. During the year ended December 31, 2008, we drew none of the available $235.3 million under this credit facility to fund the construction of the 13100 TEU vessels. For more information on this facility, please read “Our $235.3 Million Credit Facility.”

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs to fund our newbuild program through the remainder of 2009. Our 2010 liquidity needs will require us to raise additional equity capital, or other forms of capital, or alternatively, our board of directors may elect to reduce or eliminate our quarterly dividend to help finance our newbuilding program.

As of December 31, 2008, the estimated remaining installments of the 33 vessels we contracted to purchase was approximately $2.1 billion, which we expect to fund primarily from our credit facilities and from additional equity offerings. Our obligation to purchase the vessels we contracted to purchase is not conditional upon our ability to obtain financing for such purchases. To fund the remaining portion of the purchase price of these vessels, we will require in the range of $500 to $600 million in other equity capital or other capital, which must be raised over approximately a two year period beginning in 2010. These amounts assume that the second tranche of the Series A Preferred Stock is consummated in the fourth quarter of 2009. The current state of global financial markets and current economic conditions may adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude from us from issuing equity at all.

As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the equity capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 33 vessels which we have contracted to acquire over the next three years. In this regard, we have entered into options and related agreements with some of our shipyards with respect to approximately 15 vessels. In order to exercise the options and therefore implement the delayed delivery of these vessels, we will need to acquire, during the relevant option period described below, the consent of the parties who have agreed to charter these vessels from us, as well as our lenders who have agreed to provide the debt financing for the purchase of these vessels. If we elect not to exercise the options, then such consents are not required.

Although we strongly believe that delaying delivery of these vessels is in the best interest of all parties involved, we cannot give you assurances that we will receive the necessary consents to exercise all of the options and implement the delayed deliveries. Further, with respect to the relevant lenders, they may take the opportunity to request an increase in the interest margin provided in their committed loan facilities or fees in exchange for providing their consent or even attempt to assert that entering into the options and related agreements required their prior consent. Any of these actions could be materially adverse to us. We believe our relations with all relevant parties are good and that we should be able to acquire the necessary consents on terms which will make it beneficial for us to effect the delivery delays. If we are unable to do so, we would not exercise the options.

Under the option agreements, we have until a date in July or August, 2009, depending on the vessel, to exercise the deferral option. Under certain of the option agreements we will be required to pay the relevant shipyard a fee if we are unable to exercise the deferral option as a result of our failure to obtain lender consent, charter party consent or otherwise. If we do obtain the necessary consents and therefore exercise the options, the final installment payment will be increased in order to compensate the shipyards for their costs and expenses related to the deferral. In connection with the option agreements, the shipyards have begun to mitigate the current costs of construction. Accordingly, if we do not exercise certain of the options, we have agreed to indemnify the shipyards for their reasonable costs and expenses incurred as a result of changes to their production schedules, including late deliveries. The shipyards have agreed to use reasonable efforts to deliver the respective vessel as close to the originally schedule delivery date as their production schedule permits; however, if certain options are not exercised and a contract is terminated for delay, we have agreed to purchase the vessel under a new contract.

We currently have seven credit facilities and one tax lease, with an approximate combined borrowing capacity of $3.9 billion. Our diversified international banking group is composed of 25 banks holding between 1% to 13% of the total borrowing capacity. There are six banks that hold 5% or more of the total borrowing capacity: HBOS plc (13%); DnB Nor Bank ASA (12%); Credit Suisse (9%); Sumitomo Mitsui Banking Corporation (9%); Industrial and Commercial Bank of China Limited (8%); and Fortis Capital Corp. (5%).

Due to the current deterioration of the global credit markets, we may not be able to obtain funding under our current credit facilities or may not be able to obtain funds at the interest rate agreed in such facilities. Although we have credit facilities committed to satisfy our short, medium and long-term debt needs and although we have not experienced any difficulties drawing on those facilities to date, we may be unable to obtain adequate funding under our current credit facilities in the future because our lenders may be unwilling or unable to meet their funding obligations. Our credit facilities contain standard provisions with respect to a “market disruption” of LIBOR and if certain circumstances occur, including that the lenders can no longer obtain matching deposits at the published LIBOR rate, our lenders may require that the interest rate under the facilities be increased, for the applicable term only, so as to be equivalent to their cost of funding or an alternate rate to which we agree. In response to the deterioration in the credit markets, central banks and governments worldwide are working together to address credit market issues. For more information about liquidity risks associated with the current state of the global financial markets, please read “Risk Factors—The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from meeting our future capital needs.”

Our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level. However, a decline in the market value of certain vessels could impair our ability to draw the full amount available under one of our facilities. Our $1.3 billion credit facility agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We are able to draw down funds under that facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to fund the purchase of additional vessels, so long as the loan to market value ratio does not exceed 80%, and in that case, such vessels will then become additional security under the facility. Under all of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events such as a termination of a charter or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Our credit facilities also contain “gearing” covenants which prohibit us from incurring total borrowings in an amount greater than 65% of our total assets.

Our dividend policy heavily impacts our future liquidity needs. At the time of our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Based on a dividend of $0.475 per quarter, our annualized dividend on the current number of shares outstanding is approximately $128 million. We have equity capital requirements of approximately $500 to $600 million over a two year period commencing in 2010. Based on these equity needs, the current global economic downturn and the uncertainty of the capital markets, our board of directors is evaluating our dividend policy. If it becomes necessary to provide assurance that we will be able to meet our liquidity needs for these new vessel orders, our board of directors may elect to reduce or eliminate our quarterly dividend. Please read “Financial Information—Dividend Policy.”

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

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, HL USA, APM or COSCON were terminated, based on current charter rates, we do not believe we could recharter such vessels at rates equal to or higher than our existing rates over similar time periods. If our existing charters are terminated and market rates continue to decline, we may recharter our vessels at lower rates, adversely affecting our results of operations, financial condition and ability to pay dividends. We believe that our charterers are financially strong and will be able to meet their obligations to us under our time charters.

Operating Activities Cash Flows

Net cash from operating activities increased by $11.6 million, to $124.8 million for the year ended December 31, 2008, from $113.2 million for the year ended December 31, 2007. The increase was primarily attributable to the delivery of 6 additional vessels in 2008. Cash flow from operating activities for the year ended December 31, 2008 reflects net loss from operations of $199.3 million, non-cash items of $317.0 million and increase in assets and liabilities of $7.1 million. The increase of $11.6 million for the year-ended December 31, 2008 is due to an increase in net loss of $188.9 million compared to the prior year and an increase in the change in assets and liabilities of $9.3 million, offset by the following non-cash items: increase of $7.3 million in depreciation, increase of $1.2 million in share-based compensation, increase of $0.6 million in amortization of deferred charged, decrease of $0.6 million from write-off on debt refinancing, increase of $2.2 million from amounts reclassified from other comprehensive income, and an increase of $180.7 million for change in fair value of financial statements.

Our predecessor’s net cash flow from operating activities was exposed to fluctuations in operating expenses. Our operating expenses are borne by our Manager pursuant to our management agreements. We pay our Manager a contracted daily operating expense rate per vessel for technical services it provides to us. In return for providing us with strategic and administrative management, our Manager is entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services plus a monthly administrative services fee not to exceed a total of $6,000 per month. As such, we expect that our operating cash flow will increase at a stable incremental rate as the size of our fleet increases, with minor fluctuations for normal changes in working capital balances, vessel off-hire periods, such as dry-docking and repairs and maintenance activity and general and administrative expenses.

Net cash from operating activities was $71.4 million during the year ended December 31, 2006, reflecting net earnings from operations of $37.1 million, non-cash items of $30.9 million and increase in assets and liabilities of $3.3 million.

Investing Activities Cash Flows

Cash used in investing activities decreased by $469.9 million, to $634.8 million for the year ended December 31, 2008, from $1.1 billion for the year ended December 31, 2007. The decrease of $469.9 million for the year ended December 31, 2008 compared to the prior year is due to a decrease of $185.2 million in expenditures for vessels, a decrease of $292.5 million in deposits on vessels under construction, an increase of $7.1 million in cash payments on interest rate swaps, and an increase of $0.6 million in cash invested related to intangible assets. Please read “Results of Operations—Critical Accounting Estimates—Intangible Assets” in this Annual Report.

Cash used in investing activities was $605.7 million for the year ended December 31, 2006, which consisted solely of net cash payments for vessel deliveries, vessel construction costs, and acquisition of intangible assets.

Financing Activities Cash Flows

Net cash from financing activities decreased by $499.3 million, to $523.2 million for the year ended December 31, 2008, from $1.0 billion for the year ended December 31, 2007. The decrease of $499.3 million is due to a decrease of $69.3 million in common shares issued, decrease of $260.5 million in draws on credit facilities, decrease in financing fees incurred of $3.6 million, increase in repayment of credit facilities of $134.0 million, increase of $21.3 million in dividends paid compared to the prior year, and a decrease of $17.7 million in reimbursements from Peony for the deposits on vessels under construction to be leased from Peony Leasing Limited.

During the year ended December 31, 2008, we completed one public equity offering and we established a dividend reinvestment plan. The April 2008 offering was of 8,713,300 common shares, including the additional 1,050,000 common shares issued pursuant to the underwriters’ exercise of their over-allotment option, and 663,300 common shares sold directly to certain executive officers and directors, certain affiliates of our Manager and certain of their executive officers and Dennis Washington in a concurrent sale, for net proceeds of approximately $228.7 million after deducting underwriting discounts but before offering expenses.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is less than five years; as such, no significant capital expenditures for dry-docking and maintenance have occurred in the past. During 2008, the CSCL Hamburg collided with a bulk carrier in the South China Sea on March 5, 2008. Both vessels sustained damage as a result of the collision. The CSCL Hamburg was off-hire for 60 days while it underwent repairs for 50 days for damage sustained from the collision and 10 days for other routine dry-docking work. The vessel went back into operation on May 5, 2008. During the first quarter of 2007, the CSCL Chiwan incurred approximately 9 days of off-hire for repairs to its rudder-horn.

Our Manager has included the cost of routine dry-docking within the technical services fee we pay pursuant to the management agreement. In 2008, the CSCL Hamburg underwent 10 days of routine dry-docking work. There were no other scheduled 5-year surveys in 2008. During 2007, three of our 4250 TEU vessels and three of our 4800 TEU vessels underwent their 5-year survey for a total of six dry-dockings. There are scheduled 5-year surveys in 2009 for the MSC Belgium and CSCL Africa. The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. During 2008, we incurred approximately $2.7 million of additional costs and expenses, which are not covered by the technical services fee. These costs include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

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

•

our future operating and interest costs, particularly after the expiration of the initial management fees and financing arrangements described in this Annual Report (our technical operating costs will be fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

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

During the year ended December 31, 2008, dividends of $121.4 million, or $1.90 per share, were declared on common shares. Because we adopted a dividend reinvestment plan, or DRIP, for the year ended December 31, 2008 the actual amount of cash dividends paid was $115.6 million and $5.8 million was reinvested through the DRIP. During the year ended December 31, 2007, we paid cash dividends of $94.3 million, or $1.785 per share. During the year ended December 31, 2006, we paid a cash dividend of $61.2 million, or $1.70 per share.

C.    Research and Development

Not applicable.

D.    Trend Information

In the containership charter market, there was significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. Demand for containership capacity driven by increases in global container trade underpinned upward market movements, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Midway through 2005, containership charter rates began to fall as a result of increased capacity and falling freight rates, before stabilizing at the end of 2006. Containership charter rates generally stayed strong until mid 2008 when the effects of the credit crisis affected global container trade adversely. Current rates are now estimated to be at late 2001 levels with further pressure expected through at least 2009.

The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. Since early 2003, newbuilding prices have risen substantially but have recently declined. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $53.0 million at the start of January 2008 but has decreased to $45.0 million in January 2009. Over the same period, for a theoretical 4700 TEU containership the newbuilding price rose from $45.0 million to $81.0 million and has now declined to $72.5 million in January 2009, while the newbuilding price for a theoretical 6350 TEU containership increased from $60.0 million to $107.0 million and has now decreased to $95.0 million in January 2009. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

E.    Off-Balance Sheet Arrangements

At December 31, 2008, we do not have any off-balance sheet arrangements.

F.    Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of December 31, 2008, including amounts payable under our credit facilities, consists of the following:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$1,721,158	$—	$11,103	$176,809	$1,533,246
Purchase obligations for additional vessels (1)	2,076,181	635,325	1,440,856
Fixed payments to the Manager for technical, construction supervision and administrative services under our management agreements (2)	347,515	87,067	260,448	—	—
Total	$4,144,854	$722,392	$1,712,407	$176,809	$1,533,246

(1)	These obligations are for the 33 vessels that we have contracted to purchase and include the payments to be made on our behalf for the five vessels we have agreed to lease. These obligations are based on the contractual delivery dates under the shipbuilding contracts with our shipyards. As previously discussed, we have options to defer the delivery of some of our newbuildings. If requisite consents are obtained, it is possible that we could exercise options in order to defer the delivery of up to four of the vessels that were originally scheduled to be delivered in 2009.

(2)	Under the management agreements, the Manager provides services to us for fixed fees. On December 31, 2008, we negotiated the adjusted technical services fee for the period commencing January 1, 2009 and ending on December 31, 2011 for the vessels that are subject to the management agreements and the initial technical service fee for the same period for the vessels to be delivered but are not yet subject to management agreements. These will then be subject to re-negotiation with our Manager. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates. Our Manager provides construction supervision services under fixed fee arrangements of $250,000 to $350,000 per vessel. For purposes of this table only, we have only included fixed payments based on the adjusted technical services fee and the initial technical service fee until December 31, 2011. The amounts presented above are based on the adjusted technical services fees for the vessels currently operating in our fleet at December 31, 2008 and for the vessels that we have contracted to purchase based on each of their contractual delivery dates in addition to the remaining fees for construction supervision services for the vessels under construction. The amounts do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

On April 26, 2008, our board of directors increased the size of the board from seven to eight directors and appointed John C. Hsu to serve as the eighth member of the board. The board has determined that Mr. Hsu meets the standards for independence established by the New York Stock Exchange, or NYSE.

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2008 are listed below:

Name	Age	Position
Kyle Washington	38	Chairman of the Board of Directors
Gerry Wang	46	Chief Executive Officer and Director
Sai W. Chu	42	Chief Financial Officer
David Korbin	67	Director
Peter Lorange	65	Director
Peter S. Shaerf	54	Director
Milton K. Wong	69	Director
Barry R. Pearl	59	Director
John C. Hsu	45	Director

Kyle Washington. Kyle Washington was appointed as chairman of the board in May 2005. He is also a director and the executive chairman of the board of SCLL and a director and chairman of our Manager and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was responsible for the overall corporate strategy of the Washington Marine Group and was active in developing senior level customer, supplier, competitor and governmental relationships. Within the Washington Marine Group, he was a director and the executive chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. Mr. Washington has been a director of bioLytical Laboratories Inc. since 2005, a company that develops and manufactures a rapid HIV diagnostic product, and he is a principal of CopperLion Capital, a $100 million private equity fund he started in 2007. He was also chairman of 2003 World Weightlifting Championships and is an active supporter of the Steve Nash Foundation. Mr. Washington is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed our chief executive officer and director in May 2005. Mr. Wang joined the Offshore Division of Seaspan International Ltd. in early 1990 and is currently a director, chief executive officer and president of SCLL. Mr. Wang is also a director and chief executive officer of certain affiliates of our Manager. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his MBA degree from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu. Sai W. Chu was appointed our chief financial officer in June 2007. Mr. Chu was appointed chief financial officer of SSML, SCLL and SCML in May 2005 after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange.

David Korbin. David Korbin was appointed as a director in August 2005. Mr. Korbin has been a director of Ivanhoe Mines Ltd. (NYSE) since May 2006 and was appointed chairman of the audit committee for that company in May 2007. He has also been a director of Ivanhoe Australia Limited, which is listed on the Australia Securities Exchange, since 2008. From 2001 to May 2007, he was a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, serving as chairman of the board of directors from 2004 and as chairman of the audit committee from 2002 to 2003. From 1992 to 2000, he served as director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as chairman of the Vancouver General Hospital audit committee from 1993 to 1994 and chairman of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a chartered accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins & Sells and from 1990 to 1992, he was managing partner of Deloitte & Touche. Mr. Korbin was also on the National board of both Deloitte Haskins & Sells and Deloitte & Touche during his tenure as managing partner.

Peter Lorange. Peter Lorange was appointed as a director in August 2005. Mr. Lorange was president of IMD from July 1, 1993 to April 1, 2008. He is Professor of Strategy at IMD and holds the Kristian Gerhard Jebsen Chair of International Shipping. He was formerly president of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Marsoft International A/S, Preferred Global Health, Zaruma Resources Inc., Omniwatt GmbH, Global Praxis and Copenhagan Consulting Company (CoCoCo). He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf was appointed as a director in August 2005. Currently, Mr. Shaerf is a managing director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 34 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. From 1998 to April 2002, Mr. Shaerf was a managing director of Poseidon Capital, an independent maritime consulting and investment company. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a director of General Maritime Corporation (NYSE). Since May 2002, he has been a director of TBS International (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004 and Trailer Bridge (NASDAQ) from 2002 to 2007. He served four years as vice-chairman of the government sponsored Short Sea Shipping Co-operative (SCOOP) from 2003 to 2007 and has recently been appointed chairman of NYMAR (New York Maritime Inc.) a trade association formed to promote New York as a major maritime center. Mr. Shaerf received his B.A. in International Business Law from London Metropolitan University in London, England.

Milton K. Wong. Milton K. Wong was appointed as a director in August 2005. Mr. Wong is also a director of The Pierre Elliot Trudeau Foundation, International Institute for Sustainable Development and the International Dragon Boat Festival. He is a past director of Alcan and now serves on the advisory committee for the Rio Tinto Alcan Canada Forum. He founded M.K. Wong & Associates Ltd. (MKW) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the chairman of the board of directors of Perceptronix Medical Inc., and is a director of Day4 Energy Inc. and Genome B.C. Foundation. He was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Doctorate of Law from Simon Fraser University.

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

John C. Hsu. John Hsu was appointed as director in April 2008. He is currently a partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships, through affiliated entities such as Sincere Navigation Corp (Taiwan listed) and Oak Maritime, Inc., for generations. Mr. Hsu is currently a director of Oak Maritime, Inc and is also director of several other private companies, including Kolorific, Inc. (a video IC and software solutions provider) and Convergence Tech Venture (a venture capital fund). From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. From 1993 to 1998, he was responsible for managing the Hsu family’s portfolio of financial securities and various projects in transportation and real estate. Mr. Hsu received his B.A. from Colgate University in 1986 and MBA from Columbia University in 1992, and is fluent in Japanese and Mandarin.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of our Manager and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly-owned subsidiaries provide us with technical, administrative and strategic services pursuant to the management agreements.

Name	Age	Position
Kyle Washington	38	Chairman of the Board of Directors and Director of our Manager and Director and Officer of certain subsidiaries of our Manager
Gerry Wang	46	Director of our Manager and Director, President and Chief Executive Officer of SSML and SCML
Graham Porter	38	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	42	Chief Financial Officer of SSML
Peter Curtis	50	Vice President of SSML

Kyle Washington. Kyle Washington was appointed director and chairman of our Manager in August 2005. He is also a director and officer of certain of our Manager’s operating subsidiaries.

Gerry Wang. Gerry Wang was appointed director of our Manager in August 2005. He has been a director of SSML since 2000 and was appointed president and chief executive officer in July 2004. He is also director, president and chief executive officer of SCML.

Graham Porter. Graham Porter was appointed managing director, deputy chairman and director of our Manager in August 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division and is currently a director, managing director and secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, managing director or deputy chairman of certain affiliates of our Manager. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu. Sai W. Chu was appointed chief financial officer of SSML, SCLL, and SCML in May 2005.

Peter Curtis. Peter Curtis was appointed vice president of SSML in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

B.    Compensation

Each independent member of our board of directors and Peter Lorange receives an annual cash retainer of $45,000. In addition, in 2008, the chairman of the audit committee received an annual payment of $15,000. Beginning in the fiscal year ending December 31, 2009, this annual amount increases to $20,000. The chairman of the compensation committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. The chairman of the conflicts committee, which was established in January 2009, will receive an annual payment of $5,000 and each member of the conflicts committee will receive $1,500 per attended meeting. All annual cash retainers and payments are payable in equal quarterly installments.

During 2008, the board of director approved compensation for members of the management agreement committee. The management agreement committee was established as a special committee of independent directors in 2007 for the sole purpose of negotiating the technical services fees for our vessels for the period from 2009 to 2011. The management agreement committee was comprised entirely of independent directors. The chairman of that committee received a one time payment of $5,000 and each member received $1,500 per attended meeting. A total amount of $45,500 was paid to the chairman and the members of the management agreement committee in 2008.

Except for Peter Lorange, who is an officer of our subsidiary companies, officers who also serve as directors will not receive compensation for their services as directors. In January 2009, the board of directors approved additional compensation for Peter Lorange in recognition of his ongoing service as a director and officer of our subsidiaries. Mr. Lorange received $5,000 in additional compensation for the year ended December 31, 2008 and will receive $5,000 in additional compensation payable in quarterly installments for each year in which he serves as a director and officer of our subsidiaries.

In January 2009, the board of directors approved additional compensation for Milton K. Wong in recognition of the assistance that he has provided to the chairman of the board of directors. Mr. Wong received $5,000 in additional compensation for the year ended December 31, 2008. In 2009, in addition to his ordinary compensation as a director, Mr. Wong will again receive an additional $5,000 payable in quarterly installments for providing the same services.

Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee and, in the case of the 2008 annual meeting, each director was entitled to reimbursement for the travel expenses of their spouses. In addition, each independent board member and Peter Lorange is entitled to receive a travel stipend in the amount of $4,000 per board meeting if the eligible recipient travels transoceanic to attend the meeting in person or $3,000 per board meeting if the eligible recipient travels transcontinental to attend the meeting in person. We paid a total amount of $81,000 to the independent directors and Peter Lorange in travel stipends in 2008.

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire 10 years from the date of its adoption.

On January 6, 2009, each of our independent directors and Peter Lorange was awarded an equity incentive award under the Plan of 6,600 restricted shares, which will vest on January 1, 2010. On January 1, 2008, each of our independent directors and Peter Lorange was awarded an equity incentive award under the Plan of 3,750 restricted shares, which vested on December 31, 2008. On January 1, 2007, each of our independent directors and Peter Lorange was awarded an equity incentive award under the Plan of 3,750 restricted shares, which vested on December 31, 2007.

Our board of directors approved a grant of 7,000 restricted shares to our former chief financial officer, Kevin M. Kennedy, who resigned from the Company in June 2007. This grant of restricted shares was made in accordance with the Plan and was subject to a three-year vesting period commencing May 10, 2007. Two thousand three hundred and thirty three of the restricted shares vested with Mr. Kennedy before his resignation was effective on June 8, 2007. No additional shares will vest with Mr. Kennedy in respect of that grant.

Our board of directors approved a grant of 15,000 phantom share units to Sai W. Chu, our chief financial officer, on March 1, 2009. This grant was made in accordance with the Plan and is subject to a three-year vesting period beginning on January 1, 2010. On June 8, 2007, our board of directors also approved a grant of 15,000 phantom share units to Sai W. Chu in accordance with the Plan. One-third of the phantom share units vested on each of January 1, 2008 and January 1, 2009. The remaining one-third of the phantom share units will vest on January 1, 2010.

Our board of directors approved a grant of 150,000 phantom share units to Gerry Wang, our chief executive officer, on March 1, 2009. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period beginning on January 1, 2010. In December 2007, our board of directors, also in accordance with the Plan, approved a grant to Gerry Wang of 135,000 phantom share units. One-third of these vested on each of December 21, 2007 and December 21, 2008. The remaining one-third will vest on December 21, 2009. In October 2006, our board of directors, in accordance with the Plan, approved a grant to Gerry Wang of 99,500 phantom share units, subject to vesting over a three year period beginning January 1, 2007. The last one-third of those phantom share units vested on January 1, 2009.

On March 1, 2009, Christa Scowby, our corporate secretary and corporate counsel of a subsidiary of our Manager, was awarded 12,000 phantom share units under the Plan. One-third of the phantom share units will vest on each of January 1, 2010, 2011 and 2012.

During the years ended December 31, 2008 and 2007, we paid to our directors and management (eleven persons) aggregate cash compensation of approximately $1.2 million and $1.1 million respectively. We do not have a retirement plan for members of our management team or our directors.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2008 will be included as part of our Proxy Statement, which will be filed with the SEC as a Current Report on Form 6-K.

C.    Board Practices

General

The board of directors consists of eight members. The board of directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Kyle Washington and David Korbin have terms expiring in 2009 and have been nominated by the board of directors for re-election at the 2009 Annual Meeting of Shareholders. Directors Gerry Wang, Peter Lorange and Barry R. Pearl have terms expiring in 2010. Directors Peter S. Shaerf, Milton K. Wong and John C. Hsu have terms that expire in 2011.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The board of directors has determined that each of the current members of the board of directors, other than Kyle Washington, Gerry Wang and Peter Lorange, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards as currently in effect and as they may be changed from time to time. As a result of his appointment as an officer of our subsidiary companies, Peter Lorange no longer meets our standard for independence.

The board of directors has the following three standing committees: audit committee, compensation committee and conflicts committee. The membership of these committees during 2008 and the function of each of the committees are described below. Each of our standing committees is currently comprised entirely of independent members. The audit committee and the compensation committee currently operate under a written charter adopted by the board of directors. The conflicts committee was established in January 2009, and we are currently drafting its charter. All of the committee charters are or will be available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com. During 2008, the board of directors held eight meetings, the audit committee held six meetings and the compensation committee held four meetings. Since its inception in January 2009, the conflicts committee has held four meetings. Each director attended at least 75% of the board of directors meetings (held during the period for which such person has been a director) during the last fiscal year. With the exception of John C. Hsu (who did not attend the one audit committee meeting held during the period for which he was a member of that committee), each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year.

Our audit committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. In 2008, our audit committee members were David Korbin, Barry R. Pearl, Milton K. Wong and John C. Hsu, who was appointed on July 30, 2008. All members of the committee are financially literate, and the board of directors has determined that Mr. Korbin qualifies as the audit committee financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Until July 30, 2008, our compensation committee consisted of Peter Lorange, Peter S. Shaerf, Milton K. Wong and Barry R. Pearl. On July 30, 2008, Peter Lorange resigned as a member of the compensation committee, and John C. Hsu was appointed in his place. The compensation committee reviews, evaluates, and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year it produces a report on executive compensation and publishes the report in our annual report on Form 20-F, otherwise discharges the responsibilities of the board of directors relating to the compensation of our officers and directors and performs such other functions as the board of directors may assign to the committee from time to time.

Our conflicts committee is composed entirely of directors who satisfy applicable NYSE independence standards. Since its creation in January 2009, the members of our conflicts committee have been David Korbin, Barry R. Pearl, Milton K. Wong and Peter S. Shaerf. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

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

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence.

D.    Employees

We do not have any employees. Our Manager provides us with all of our staff and all of our other officers. Our board of directors has the authority to hire employees as it deems necessary.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by:

•	each of our directors;

•	each of our named executive officers; and

•	all current Seaspan directors and executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to Seaspan prior to March 2, 2009.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Kyle Washington (3)	2,389,079	3.6%	6,000	6.0%	3.8%
Gerry Wang (4)	1,374,268	2.1%	—	—	1.9%
Sai W. Chu	31,968	*	—	—	*
David Korbin	17,850	*	—	—	*
Peter Lorange (5)	67,024	*	—	—	*
Peter S. Shaerf	47,207	*	—	—	*
Milton K. Wong (6)	37,850	*	—	—	*
Barry R. Pearl	19,020	*	—	—	*
John C. Hsu	9,200	*	—	—	*
All executive officers, directors and director nominees as a group (9 persons)	3,993,466	6.0%	6,000	6.0%	6.0%

(1)	Percentages are based on the 67,168,559 common shares that were issued and outstanding on March 2, 2009.

(2)	Percentages are based on the 6,732,419 votes that the Series A Preferred Shares were entitled to in the aggregate as of March 2, 2009.

(3)	The number of common and preferred shares shown for Mr. Washington includes shares held by The Kyle R. Washington Trust II and CopperLion Capital (KRW) I Limited Partnership. This information is based on the Schedule 13D filed with the SEC on March 20, 2006 and information provided by Mr. Washington to Seaspan on or about March 2, 2009.

(4)	The number of common shares shown for Mr. Wang includes shares held by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia corporation.

(5)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100.

(6)	The number of common shares shown for Mr. Wong includes shares held by Pip Peri Pembo Management Ltd.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by each person known by us to be a beneficial owner of more than 5% of the common or preferred shares. The information provided in the table is based on information filed with the SEC and on information provided to Seaspan prior to March 2, 2009.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Kyle Washington (3)	2,389,070	3.6%	6,000	6.0%	3.8%
Kevin Lee Washington (4)	2,665,632	4.0%	4,000	4.0%	4.0%
Tiger Container Shipping Company Limited (5)	3,306,249	4.9%	10,000	10.0%	5.4%
Neuberger & Berman L.P. (6)	5,714,635	8.5%	—	—	7.7%
Dennis R. Washington (7)	4,268,026	6.4%	80,000	80.0%	13.1%

(1)	Percentages are based on the 67,168,559 common shares that were issued and outstanding on March 2, 2009.

(2)	Percentages are based on the 6,732,419 votes that the Series A Preferred Shares were entitled to in the aggregate as of March 2, 2009.

(3)	The number of common and preferred shares shown for Mr. Washington includes those shares held by The Kyle R. Washington Trust II and CopperLion Capital (KRW) I Limited Partnership. This information is based on the Schedule 13D filed with the SEC on March 20, 2006 and on information provided to Seaspan by Kyle Washington on or about March 2, 2009.

(4)	The number of common and preferred shares shown for Mr. Washington includes shares owned by The Kevin Lee Washington Trust II and CopperLion Capital (KLW) I Limited Partnership. This information is based on the Schedule 13D filed with the SEC on August 12, 2005 and on information provided to Seaspan on or about March 2, 2009.

(5)	Tiger Container Shipping Co. Ltd., a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager. This information is based on the Schedule 13D/A filed with the SEC on February 23, 2009.

(6)	Includes sole voting power as to 4,979,047 common shares. This information is based on the Schedule 13G/A filed with the SEC on February 12, 2009.

(7)	The number of common and preferred shares shown for Dennis R. Washington includes those shares held by Deep Water Holdings, LLC and the Roy Dennis Washington Revocable Living Trust. This information is based on the Schedule 13D filed with the SEC on February 11, 2009.

The major shareholders in our common shares have the same voting rights as other shareholders in our common shares.

Pursuant to the Preferred Share Purchase Agreement in connection with the Series A Preferred Share Offering, we agreed to issue and sell an aggregate of $200 million of our Series A Preferred Shares to entities owned by Dennis R. Washington, Kyle R. Washington, Kevin L. Washington and Graham Porter in two equal tranches. The first tranche closed on January 30, 2009. As a result, the aforementioned investors acquired an aggregate of 100,000 of our Series A Preferred Shares. The second tranche is expected to close in the fourth quarter of 2009 which will result in such investors acquiring an additional 100,000 Series A Preferred Shares.

As of December 31, 2008, 66,536,920 of our Class A common shares were held by 85 holders of record in the United States. As of December 31, 2008, 100% of our Class C common shares were held by our Manager.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet, the provision of services by our executive officers and the sale and purchase of our common and preferred equity securities. We may enter into related party transactions from time to time in the future. In January 2009, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Transactions Related to Our Initial Public Offering

We, our Manager and certain affiliates entered into various documents and agreements that effected the transactions relating to our formation, our initial public offering and the application of the proceeds from our initial public offering. These agreements were not the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. For more information on the transactions that we entered into in connection with our initial public offering, please read “—Registration Rights Agreements,” “Information on the Company—B. Business Overview—Management Related Agreements,” “—Management Agreements,” “—Omnibus Agreement,” “—Employment Agreement with Gerry Wang,” and “—Employment Agreement with Graham Porter.”

Our Management Agreements

Our Manager provides substantially all of the management services for our vessels under various management agreements. For more information about the agreements with our Manager that govern the provision of management services for our fleet, please read “Information on the Company—B. Business Overview—Management Agreements.”

Change of Control Plan

Effective as of January 1, 2009, we established a change of control severance plan for certain employees of SSML. For more information on the Change of Control Plan, please read “Information on the Company—B. Business Overview—Change of Control Plan.”

Registration Rights Agreements

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

In connection with the Series A Preferred Share Offering, we entered into a registration rights agreement, pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by a holder of the common shares that are issuable upon the conversion of the Series A Preferred Shares unless the sum of the common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under this agreement, we are obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions. For a more detailed discussion of the Series A Preferred Share Offering, see “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering.”

Offering of Common Shares Concurrently with Our April 2008 Equity Offering

In April 2008, in connection with an underwritten public equity offering, we sold 663,300 common shares directly to certain of our executive officers and directors, certain affiliates of our Manager and certain of their executive officers and directors and Dennis Washington. For a description of our April 2008 equity offering and the concurrent sale of common shares to certain affiliates, please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Public Offering of Common Shares April 2008.”

Series A Preferred Share Offering

In January 2009, we entered into various documents and agreements in connection with the issuance and sale of our Series A Preferred Shares to certain investors, including an entity affiliated with the chairman of our board of directors. For a description of our Series A Preferred Share Offering please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering.”

Sale of Subordinated Shares

Concurrently with our initial public offering, we sold 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a purchase price per share equal to the initial public offering price of our common shares. Effective October 1, 2008, the subordinated period ended and the rights and privileges on our subordinated shares became the same as our common shares.

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

Dividend Policy

Since our initial public offering, we have paid cumulative dividends of $6.095 per share on our common and subordinated shares. In January 2009, we declared our quarterly dividend of $0.475 per share on our common shares effective for the fourth quarter 2008, which dividend was paid on February 16, 2009 to all shareholders of record on February 2, 2009. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

At the time of our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal. Based on a dividend of $0.475 per quarter, our annualized dividend on the current number of shares outstanding is approximately $128 million. We have equity capital requirements of $500 to $600 million which must be raised over an approximately two year period beginning in 2010. Based on these equity needs, the current global economic downturn and the uncertainty of the capital markets, our board of directors is evaluating our dividend policy. If it becomes necessary to provide assurance that we will be able to meet our liquidity needs for these new vessel orders, our board of directors may elect to reduce or eliminate our quarterly dividend.

As compensation for providing strategic services, our Manager received 100 incentive shares concurrently with our initial public offering. The purpose of the incentive shares is to incentivize our Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common shares exceed $0.485 per share as follows:

•	first, 90% of incremental dividends to all common shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common share has received a total of $0.550 for that quarter;

•

second, 80% of incremental dividends to all common shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common share has received a total of $0.675 for that quarter; and

•	after that, 75% of the incremental dividends to all common shares, pro rata, and 25% of incremental dividends to the incentive shares.

With respect to the Series A Preferred Shares, no dividend will be payable in respect of those shares until 2014. Instead, the liquidation preference of the Series A Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. As a result, this will not reduce the Company’s distributable cash available to common shareholders during the next five years. The Series A Preferred Shares are convertible on or after January 31, 2014 under certain circumstances. If on January 31, 2014 the Preferred Shares have not converted to common shares, the liquidation preference of the Preferred Shares will increase at a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Preferred Shares at the holder’s option. While, generally, no cash dividend is payable in respect of the Series A Preferred Shares, if at any time after March 31, 2014 the Series A Preferred Shares are outstanding, the Statement of Designations provides that holder of Series A Preferred Shares may make an “Early Payment Election” to receive a cash dividend on all Series A Preferred Shares held by such holder. This payment shall be made prior to and in preference to any declaration or payment of dividends on any junior stock, including our Common Shares.

There are a number of factors that could affect the dividends on our common shares in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, but are not limited to, the following:

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

•

the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities and future indebtedness could contain covenants that are even more restrictive. In addition, our credit facilities require us to comply with various financial covenants, and our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing under our credit facilities or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law;

•

the amount of dividends we pay in respect of our common shares on or after March 31, 2014 will be subject to the rights of our Series A Preferred Shareholders to receive dividend payments pursuant to Early Payment Elections as described above; and

•	our common shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

Please read “Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of expenses and the establishment of any reserves,” “—The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from meeting our future capital needs,” “—The amount of cash we have available for dividends on our shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.    Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Our common stock is traded on the NYSE under the symbol “SSW.”

The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 9, 2005 to December 31, 2005	$21.51	$17.20
January 1, 2006 to December 31, 2006	23.20	19.51
January 1, 2007 to December 31, 2007	37.73	19.65
January 1, 2008 to December 31, 2008	31.40	4.37
First quarter 2007	27.45	19.65
Second quarter 2007	32.77	26.80
Third quarter 2007	37.73	27.25
Fourth quarter 2007	33.09	23.50
First quarter 2008	31.40	24.02
Second quarter 2008	29.14	23.61
Third quarter 2008	26.35	17.90
Fourth quarter 2008	17.99	4.37
September 2008	25.07	17.90
October 2008	17.99	8.90
November 2008	13.10	4.37
December 2008	10.10	5.76
January 2009	13.07	8.25
February 2009	11.50	8.30
March 2009 (March 1 through March 30)	10.35	7.23

Item 10.	Additional Information

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

Effective October 1, 2008, the subordination period for our 7,145,000 subordinated shares, owned by the members of the Washington family, or trusts set up on their behalf, an entity owned by our chief executive officer, Gerry Wang, and an entity owned by Graham Porter, a director of our Manager, ended and the rights and privileges of our subordinated shares became the same as our common shares. Accordingly, the Class B Common Shares are no longer issued and outstanding. As of March 2, 2009, 67,168,559 Class A common shares and 100 Class C Common Shares were issued and outstanding.

As of March 2009, there were 100,000 Preferred Shares issued and outstanding as the result of the closing of the first tranche of the Series A Preferred Share Offering. The Statement of Designation permits us to issue and sell 215,000 additional Series A Preferred Shares, and we anticipate that 100,000 such shares will be issued and sold in the fourth quarter of 2009 in connection with the closing of the second tranche. Pursuant to the Statement of Designation, the Series A Preferred Shares are convertible after five years into Class A Common Shares. If they are converted, we will issue to the holders thereof the number of new Class A Common Shares from our authorized but unissued share capital that is necessary to fulfill our obligations under the Statement of Designation.

The rights, preferences and restrictions attaching to our Class A and Class C Common Shares are described in the section entitled “Description of Capital Stock” of our Rule 424(b)(5) prospectus (File No. 333-137051), filed with the SEC on November 3, 2006 and hereby incorporated by reference into this Annual Report and there have been no changes to those rights, preferences and restrictions since that date. The rights, preferences and restrictions of the Series A Preferred Shares are set forth in the Statement of Designation, which is listed as an exhibit hereto and described more fully in the section of this Annual Report entitled “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering.”

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762 ), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as exhibit 3.2 to Form F-1 (File No. 333-126762 ) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report. In connection with our Series A Preferred Share Offering, we filed a Statement of Designation with respect to our Series A Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statement of Designation is deemed an amendment to our Articles of Incorporation. The Statement of Designation was previously filed as exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws filed as exhibit 3.2 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

We have in place a shareholder rights agreement that would have the effect of delaying, deferring or preventing a change in control of Seaspan. The shareholder rights agreement has been filed as part of our Form 8-A (File No. 001-32591), filed with the SEC on August 2, 2005. In connection with the Series A Preferred Share Offering, we amended the shareholder rights agreement. Amendment No. 1 to the shareholder rights agreement is listed as an exhibit to this Annual Report and was previously filed with the SEC as an exhibit to our Current Report on Form 6-K on February 2, 2009. The shareholder rights agreement, as amended, is hereby incorporated by reference into this Annual Report.

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

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Underwriting Agreement among Seaspan Corporation and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the Several Underwriters listed therein dated as of April 19, 2007, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on April 20, 2007 and is incorporated by reference into this Annual Report.

(b) Underwriting Agreement among Seaspan Corporation and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Representatives of the Several Underwriters listed therein dated as of August 14, 2007, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on August 14, 2007 and is incorporated by reference into this Annual Report.

(c) Underwriting Agreement by and among Seaspan Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman, Sachs & Co. as Representatives of the several underwriters named therein dated April 10, 2008, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on April 11, 2008.

(d) Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to Form 6-K, filed with the SEC on February 2, 2009.

(e) Amended and Restated Management Agreement dated as of the 8th day of August, 2005 as amended and restated as of the 4th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(f) Vessel Management Agreement for 2500 TEU / 3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.3 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(g) Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.2 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(h) Vessel Management Agreement for Two 2500 TEU K-Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on October 29, 2007.

(i) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2177 and Hull No. S452 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 28th day of January 2008, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisors Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(j) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2178 and Hull No. S453 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.2 to Form 6-K, filed with the SEC on April 4, 2008.

(k) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2179 and Hull No. S454 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.3 to the Company’s Form 6-K, filed with the SEC on April 4, 2008.

(l) Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital Corp., with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent dated as of May 11, 2007, previously filed as Exhibit 1.1 to the Company’s Form 6-K, filed with the SEC on May 23, 2007.

(m) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(n) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(o) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(p) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on October 23, 2006.

(q) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(r) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent, previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(s) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008, previously filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(t) U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on April 4, 2008.

(u) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851, previously filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(v) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852, previously filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(w) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853, previously filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(x) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854, previously filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(y) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855, previously filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(z) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd., previously filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(aa) Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 10.2 to Form 6-K, filed with the SEC on February 2, 2009.

(bb) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(cc) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(dd) Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 10.4 to Form 6-K, filed with the SEC on February 2, 2009.

(ee) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, filed herewith.

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

E.    Taxation

U.S. Federal Income Tax Considerations

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us and the ownership and disposition of our common shares. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final and temporary regulations promulgated thereunder, or the Treasury Regulations, administrative rulings and pronouncements and judicial decisions, all as in effect currently and during the year ended December 31, 2008, or our 2008 Year, and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us or an investment in us. No ruling has been or will be requested from the Internal Revenue Service, or the IRS, regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules contained in Section 883 of the Code, a non-U.S. corporation that earns U.S. source “transportation income” is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the net basis tax and branch profits tax or (ii) the 4% gross basis tax. For this purpose, “transportation income” includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter or bareboat charter income. Further, for this purpose, (i) transportation income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be 50% derived from sources within the United States, (ii) transportation income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States, and (iii) transportation income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States.

We believe that we did not earn any U.S. Source Domestic Transportation Income during our 2008 Year, and we expect that we will not earn any such income in future years. However, certain of our activities gave rise to U.S. Source International Transportation Income during our 2008 Year, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and branch profits tax or the 4% gross basis tax, both of which are discussed below.

The Net Basis Tax and Branch Profits Tax

If the Section 883 Exemption does not apply, the U.S. source portion of our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to “regularly scheduled” transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) as well as a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch profits tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis corporate income tax as well as to the 30% branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

We believe that during our 2008 Year we did not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income earned during our 2008 Year is treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may result in our U.S. Source International Transportation Income being treated as Effectively Connected Income and our being subject to the net basis tax and branch profits tax as described above.

The 4% Gross Basis Tax

Provided we are not subject to the net basis tax and the branch profits tax described above, we generally will be subject to a 4% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income (without benefit of deductions) unless the Section 883 Exemption applies (as more fully described below) and we file a U.S. federal income tax return to claim that exemption.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis tax and branch profits tax or the 4% gross basis tax described above on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:

(i)	it is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on the types of U.S. Source International Transportation Income that the non-U.S. corporation earns, or an Equivalent Exemption;

(ii)	it satisfies one of the following three ownership tests: (a) the Qualified Shareholder Test, (b) the Controlled Foreign Corporation test, or (c) the Publicly Traded Test; and

(iii)	it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an exemption from tax to U.S. corporations on the type of income we have earned and are expected to earn; therefore, we meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not believe that we met the Qualified Shareholder Test or the Controlled Foreign Corporation Test with respect to our 2008 Year, and we do not expect to meet those tests in future years. The analysis of our ability to meet the Publicly Traded Test follows.

The Publicly Traded Test

In order to meet the Publicly Traded Test, the stock of the non-U.S. corporation at issue must be “regularly traded” and “primarily traded” on one or more established securities markets either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. Stock of a non-U.S. corporation will be considered to be regularly traded on an established securities market if such stock satisfies certain listing and trading requirements. Generally, the listing requirement will be satisfied if one or more classes of the non-U.S. corporation’s stock that, in the aggregate, represent more than 50% of the vote and value of all of the corporation’s outstanding stock are listed on an established market during such year. The trading volume requirement generally will be satisfied if, with respect to each class of stock relied on to meet the listing requirement, (i) trades in such class are effected, other than in minimal quantities, on an established securities market on at least 60 days during the taxable year and (ii) the aggregate number of shares in such class of stock that are traded on an established securities market during the taxable year is at least 10% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years). Alternatively, if the stock of the non-U.S. corporation is traded during the taxable year on an established securities market in the United States and the stock is “regularly quoted by dealers making a market in the stock” within the meaning of the Section 883 Regulations, the stock will be considered regularly traded on an established securities market in the United States. Notwithstanding these rules, a class of stock will not be treated as regularly traded on an established securities market if, for more than half of the number of days during the taxable year, one or more 5% shareholders (i.e., a shareholder that holds, directly, indirectly or constructively, at least 5% of the vote and value of a class of stock) own in the aggregate 50% or more of the vote and value of that class, unless the corporation can establish that a sufficient proportion of such shareholders are “qualified shareholders” for purposes of the Section 883 Exemption so as to preclude other persons who are 5% shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. For purposes of the Section 883 Exemption, qualified shareholders include individual residents of jurisdictions that grant an Equivalent Exemption and non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test.

The stock of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities market in a given country if, with respect to the class or classes of stock relied on to meet the regularly traded requirement described above, the number of shares of each such class of stock that are traded on established securities markets in that country exceeds the number of shares in such class that are traded during that year on established securities markets in any other single country.

Because our common shares are and have been traded solely on the New York Stock Exchange, which is considered to be an established securities market in the United States, we believe our common shares are and have been primarily traded on an established securities market for purposes of the Publicly Traded Test. Additionally, we believe our common shares represented more than 50% of our outstanding stock by voting power and value during our 2008 Year, our common shares satisfied the listing and trading volume requirements described above for our 2008 Year, and 50% or more of common shares were not owned by 5% shareholders at any time during such year. Consequently, we believe we satisfied the Publicly Traded Test, and therefore qualified for the Section 883 Exemption, for our 2008 Year.

While there can be no assurance that we will continue to meet the requirements of the Publicly Traded Test and while our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test, we expect to continue to satisfy the requirements of the Publicly Traded Test and the Section 883 Exemption for future years.

U.S. Federal Income Taxation of U.S. Shareholders

As used herein, the term “U.S. Shareholder” means a beneficial owner of our common shares that is (i) an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that will hold our common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our common shares.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our common shares. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our common shares.

Distributions on Our Common Shares

Subject to the discussion below regarding the rules applicable to passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a U.S. Shareholder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail in the paragraph below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Shareholder’s tax basis in our common shares on a dollar-for-dollar basis and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Shareholder held the common shares for more than one year. U.S. Shareholders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Dividends received with respect to our common shares by a U.S. Shareholder who is an individual, trust or estate, or a U.S. Individual Shareholder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Shareholder at preferential capital gain tax rates, provided that: (i) our common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are currently traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); and (iii) the U.S. Individual Shareholder has owned our common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Shareholder, and any dividends paid on our common shares that are not eligible for these preferential tax rates generally are taxed as ordinary income to a U.S. Individual Shareholder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on or after January 1, 2011 will be taxed at rates applicable to ordinary income.

Special rules may apply to any amounts received in respect of our common shares that are treated as “extraordinary dividends.” Generally, an extraordinary dividend is a dividend with respect to a common share that is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such common share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Shareholder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Consequences of Possible CFC Classification

If more than 50 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a CFC Shareholder), we could be treated as a controlled foreign corporation, or a CFC. CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. Although we do not believe we are or will become a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion of PFICs, below, a U.S. Shareholder generally recognizes capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the shareholder from such sale, exchange or other disposition and the shareholder’s tax basis in such shares. A U.S. Shareholder’s ability to deduct capital losses is subject to certain limitations.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our common shares will be (i) treated as long-term capital gain or loss if the U.S. Shareholder’s holding period is greater than one year at the time of the sale, exchange or other disposition and (ii) generally treated as U.S. source income or loss, as applicable, for foreign tax credit purposes. Certain U.S. Shareholders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Shareholder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (i) at least 75% of our gross income (including the gross income of our subsidiaries) consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or (ii) at least 50% of the average value of the assets held by us (including the assets of our subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income. For purposes of determining whether we are a PFIC, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.

Based on the composition of our assets and income (and that of our subsidiaries) for our 2008 Year, we believe that we were not a PFIC for such year. Furthermore, based on the expected composition of our assets and income (and that of our subsidiaries), we do not expect to become a PFIC with respect to any future years. Our belief in this regard is based principally on the position that, for purposes of determining whether we are a PFIC, the majority, if not all, of the gross income we derive (or are deemed to derive) from the chartering activities of our wholly owned subsidiaries should constitute service income rather than rental income. Correspondingly, such income should not constitute passive income, and the assets owned and operated by us or our subsidiaries in connection with the production of such income (in particular, the vessels) should not constitute passive assets under the PFIC rules. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. In the absence of any directly applicable legal authority, however, the IRS or a court could disagree with our position.

Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our common shares may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our common shares (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Shareholder generally would be subject to one of three different U.S. income tax regimes, depending on whether the shareholder makes certain elections.

Taxation of U.S. Shareholders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Shareholder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the shareholder’s taxable year regardless of whether the shareholder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The shareholder’s adjusted tax basis in our common shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the shareholder’s adjusted tax basis in our common shares. The shareholder generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

A U.S. Shareholder would make a QEF Election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form.

Taxation of U.S. Shareholders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares are treated as “marketable stock,” then a U.S. Shareholder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the shareholder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the shareholder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over the shareholder’s adjusted tax basis in our common shares. The shareholder also would be permitted an ordinary loss in respect of the excess, if any, of the shareholder’s adjusted tax basis in our common shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The shareholder’s tax basis in our common shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the shareholder.

Taxation of U.S. Shareholders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Shareholder did not make either a QEF Election or a mark-to-market election for that year, the shareholder would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the shareholder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the shareholder in the three preceding taxable years, or, if shorter, the shareholder’s holding period for our common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the shareholder’s aggregate holding period for our common shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the shareholder would be taxed as ordinary income; and

•

the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax.

Additionally, if the shareholder is an individual who dies while owning our common shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Federal Income Taxation of Non-U.S. Shareholders

A beneficial owner of our common shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Shareholder is referred to as a non-U.S. Shareholder.

Distributions on Our Common Shares

In general, a non-U.S. Shareholder is not subject to U.S. federal income tax on distributions received from us with respect to our common shares unless the distributions are effectively connected with the shareholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the shareholder maintains in the United States).

Sale, Exchange or Other Disposition of Our Common Shares

In general, a non-U.S. Shareholder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common shares unless (i) such gain is effectively connected with the shareholder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the shareholder maintains in the United States) or (ii) the shareholder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed (and certain other requirements are met).

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of our common shares to a non-corporate U.S. Shareholder will be subject to information reporting requirements. These payments to a non-corporate U.S. Shareholder also may be subject to backup withholding if the shareholder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Shareholders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing U.S. federal income tax return with the IRS.

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

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Blake, Cassels & Graydon, LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). Holders that are United States limited liability companies should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. For a further discussion, separate from this opinion, of the tax consequences of us becoming a resident in Canada, please read “Risk Factors—Tax Risks.”

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

Documents concerning us that are referred to herein may be inspected at the offices of Seaspan Ship Management Ltd. at 2600-200 Granville Street, Vancouver, British Columbia. Those documents electronically filed with the SEC may be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2008, our floating-rate borrowings totaled $1.7 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $1.8 billion. These interest rate swaps have a $414.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2008 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2009	2010	2011	2012	2013	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates (1)	—	5,374	5,729	60,783	116,026	1,533,246

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

On December 31, 2007, we had certain interest rate swaps designated as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging

Activities, as amended. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows:

Fixed per annum rate swapped for LIBOR	Notional Amount as at December 31, 2008	Maximum Notional Amount(1)	Effective Date	Ending Date	Date of prospective de- designation
5.6400%	$320,435	$714,500	August 31, 2007	August 31, 2017	January 31, 2008(3)
5.3150%	97,830	106,800	August 15, 2007	August 28, 2009	January 31, 2008(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	September 30, 2008
5.2500%	126,890	200,000	September 29, 2006	June 23, 2010	September 30, 2008
5.2600%	95,650	106,800	July 3, 2006	February 26, 2021(2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021	September 30, 2008

We received hedge accounting treatment on certain of our interest rate swaps during the period ended September 30, 2008 that ceased to receive such treatment in subsequent periods based on the prospective de-designation. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swaps were reported in accumulated other comprehensive income. Interest expense was adjusted to include amounts payable or receivable under the designated interest rate swaps. The ineffective portion of the interest rate swaps were recognized immediately in earnings. The amounts included in other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the interest payments will be recognized.

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

In addition, we have the following interest rate swaps that are not designated as hedges:

Fixed per annum rate swapped for LIBOR	Notional Amount as at December 31, 2008	Maximum Notional Amount(1)	Effective Date	Ending Date
5.4200%	$212,401	$438,462	September 6, 2007	May 31, 2024
5.0275%	122,700	158,000	May 31, 2007	September 30, 2015
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	19,160	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.5950%	—	106,800	August 28, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

The fair value of our interest rate swaps and swaption will change as market interest rates change. Since we prospectively de-designated the remaining interest rate swaps for which we were applying hedge accounting on September 30, 2008, all of our interest rate swap agreements are marked to market subsequent to this date. These instruments are recorded on the balance sheet at fair value and the changes in the fair value of these instruments are recorded in earnings.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2008, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in accordance with SFAS 157, Fair Value Measurements, in the fair value of our financial instruments as of December 31, 2008. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

On January 22, 2009, we entered into the Preferred Share Purchase Agreement for the issuance and sale of $200 million aggregate amount of our Series A Preferred Shares. If certain conditions are met, the Series A Preferred Shares are convertible into our Class A Common Shares after five years. While the Series A Preferred Shares are issued and outstanding, the holders thereof have certain voting rights, preemptive rights and certain other rights and preferences that materially affect the rights of the Class A Common Shares. The voting and other powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in the Statement of Designation, which was previously filed with the SEC as Exhibit 3.1 to our Current Report on Form 6-K on February 2, 2009. For more information, please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering.”

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal controls over financial reporting as of December 31, 2008 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2008 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2008, we have retained an expert advisor in connection with our financial reporting of hedging transactions in accordance with FAS 133. There was no other change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that director and chairman of the audit committee, David Korbin, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2008 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2008 and 2007, the fees rendered by the auditors were as follows:

	2008	2007
Audit Fees	$597,300	$506,000
Audit-Related Fees	—	—
Tax Fees	24,700	57,000
All Other Fees	—	—
	$622,000	$563,000

Audit Fees

Audit fees for 2008 include fees related to our public offering of our common shares completed in April 2008 and the prospectus for our dividend reinvestment plan in addition to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2007 include fees related to our public offerings of our common shares completed in April and August 2007 in addition to our annual audit, quarterly reviews and accounting consultation.

Audit-Related Fees

There were no audit-related fees in 2008.

Tax Fees

Tax fees for 2008 and 2007 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2008 and 2007.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements;

•	in lieu of a nominating committee, the full board of directors regulates nominations as set forth in our bylaws; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full board of directors approves such adoption.

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.1	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009

2.2	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.3	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.4	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2.5	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2.7	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.1	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 20, 2007).

4.2	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on August 14, 2007).

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 11, 2008).

4.4	Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.5	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.6	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

Exhibit Number	Description
4.7	Vessel Management Agreement for 2500 TEU / 3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

4.8	Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

4.9	Vessel Management Agreement for Two 2500 TEU K-Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on October 29, 2007).

4.10	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2177 and Hull No. S452 built by Hyundai Heavy Industries Co., Ltd. And Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of January 28, 2008 (incorporated herein by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.11	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2178 and Hull No. S453 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of March 31, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on April 4, 2008).

4.12	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2179 and Hull No. S454 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of March 31, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on April 4, 2008).

4.13	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.14	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.15	Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 2, 2009).

Exhibit Number	Description
4.16	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.17	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.18	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.19	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.20	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.21	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.23	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.24	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
4.25	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.26	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.27	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.28	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.29	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.30	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.31	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.32	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.33	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

4.34*	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009.

8.1	Subsidiaries of Seaspan Corporation (incorporated herein by reference to Exhibit 8.1 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
11.1	Code of Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

11.2	Compensation Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

11.3	Audit Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2008.

*	Filed herewith.

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

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report.

The consolidated financial statements have been reviewed by the audit committee, which has recommended their approval by the Board of Directors. The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ GERRY WANG	/s/ SAI W. CHU
Chief Executive Officer	Chief Financial Officer

February 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (“the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 26, 2009, except for Note 15(c), which is as of March 27, 2009

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2008 and 2007

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$136,285	$123,134
Accounts receivable	172	2,527
Prepaid expenses	5,254	4,657

	141,711	130,318
Vessels (note 4)	3,126,489	2,424,253
Deferred charges (note 5)	20,306	17,240
Other assets (note 6)	8,366	5,090

	$3,296,872	$2,576,901

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12(a))	$15,211	$8,516
Deferred revenue	8,443	7,200

	23,654	15,716
Long-term debt (note 7)	1,721,158	1,339,438
Other long-term liability (note 8)	390,931	223,804
Fair value of financial instruments (note 14(c))	414,769	135,617

Shareholders’ equity:
Share capital (note 9):
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 66,800,041 shares issued and outstanding (2007 — 50,396,833)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2007 — 7,145,000)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2007 — 100)
Preferred shares; $0.01 par value; 65,000,000 shares authorized; nil issued and outstanding (2007 — nil)	668	575
Additional paid in capital	1,282,189	1,046,412
Deficit	(443,081)	(122,317)
Accumulated other comprehensive loss	(93,416)	(62,344)

	746,360	862,326

	$3,296,872	$2,576,901

Commitments and contingent obligations (note 13)

Subsequent events (note 15)

Approved on behalf of the Board:

/S/ DAVID KORBIN	Director	/S/ GERRY WANG	Director

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amount)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Revenue	$229,405	$199,235	$118,489

Operating expenses:
Ship operating (note 3(a))	54,416	46,174	27,869
Depreciation	57,448	50,162	26,878
General and administrative	8,895	6,006	4,911

	120,759	102,342	59,658

Operating earnings	108,646	96,893	58,831

Other expenses (income):
Interest expense	33,035	34,062	17,594
Interest income	(694)	(4,074)	(1,542)
Undrawn credit facility fees	5,251	3,057	2,803
Amortization of deferred charges (note 5)	1,825	1,256	1,980
Change in fair value of financial instruments	268,575	72,365	908
Financing fee write-off (note 5)	—	635	—

	307,992	107,301	21,743

Net earnings (loss)	$(199,346)	$(10,408)	$37,088

Weighted-average shares used in computation of basic and diluted earnings per share (in thousands)	63,801	53,008	37,692
Earnings (loss) per Class A and Class B common share, basic and diluted (note 10)	$(3.12)	$(0.20)	$0.98
Earnings (loss) per Class C common share, basic and diluted (note 10)	$—	$—	$—

Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net earnings (loss)	$(199,346)	$(10,408)	$37,088

Other comprehensive loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	(40,156)	(58,132)	(9,011)
Amounts reclassified to earnings (loss) during the period	9,084	—	—

Other comprehensive loss	(31,072)	(58,132)	(9,011)

Comprehensive income (loss)	$(230,418)	$(68,540)	$28,077

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2008, 2007 and 2006

	Number of common shares			Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Class A	Class B	Class C
Balance, December 31, 2005	28,846,500	7,145,000	100	$360	$512,229	$6,471	$4,799	$523,859
Class A common shares issued on secondary offering (note 9)	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expense (note 11):
Restricted Class A common shares and phantom share units issued	30,750	—	—	—	1,182	—	—	1,182
Net earnings	—	—	—	—	—	37,088	—	37,088
Other comprehensive net loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—	—	—	—	(9,011)	(9,011)
Dividends on Class A and B common shares ($1.70 per share)	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	475	748,410	(17,658)	(4,212)	727,015
Class A common shares issued on secondary offering (note 9)	9,975,000	—	—	100	309,864	—	—	309,964
Fees and expenses in connection with issuance of common shares	—	—	—	—	(13,202)	—	—	(13,202)
Share-based compensation expense (note 11):
Restricted Class A common shares and phantom share units issued	44,583	—	—	—	1,340	—	—	1,340
Net loss	—	—	—	—	—	(10,408)	—	(10,408)
Other comprehensive net loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—	—	—	—	(58,132)	(58,132)
Dividends on Class A and B common shares ($1.785 per share)	—	—	—	—	—	(94,251)	—	(94,251)

Balance, December 31, 2007	50,396,833	7,145,000	100	$575	$1,046,412	$(122,317)	$(62,344)	$862,326

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2008, 2007 and 2006

	Number of common shares			Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Class A	Class B	Class C
Balance, December 31, 2007	50,396,833	7,145,000	100	$575	$1,046,412	$(122,317)	$(62,344)	$862,326
Class A common shares issued on public offering (note 9)	8,713,300	—	—	87	237,350	—	—	237,437
Shares issued through dividend reinvestment program (note 9)	440,391	—	—	5	5,836	—	—	5,841
Fees and expenses in connection with issuance of common shares and dividend reinvestment program	—	—	—	—	(9,963)	—	—	(9,963)
Share-based compensation expense (note 11):
Restricted Class A common shares and phantom share units issued	104,517	—	—	1	2,554	—	—	2,555
Conversion of class B common shares to class A common shares at termination of subordination period (note 9)	7,145,000	(7,145,000)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(199,346)	—	(199,346)
Other comprehensive loss	—	—	—	—	—	—	(31,072)	(31,072)
Dividends on Class A and B common shares ($1.90 per share)	—	—	—	—	—	(121,418)	—	(121,418)

Balance, December 31, 2008	66,800,041	—	100	$668	$1,282,189	$(443,081)	$(93,416)	$746,360

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(199,346)	$(10,408)	$37,088
Items not involving cash:
Depreciation	57,448	50,162	26,878
Share-based compensation (note 11)	2,555	1,340	1,182
Amortization of deferred charges (note 5)	1,825	1,256	1,980
Write-off on debt refinancing (note 5)	—	635	—
Amounts reclassified from other comprehensive loss to interest expense	2,155	—	—
Unrealized change in fair value of financial instruments	253,037	72,365	908
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	1,758	(2,756)	(2,076)
Other assets and deferred charges	(2,618)	(3,975)	(1,538)
Accounts payable and accrued liabilities	6,695	2,909	4,140
Deferred revenue	1,243	1,640	2,801

Cash from operating activities	124,752	113,168	71,363

Financing activities:
Common shares issued, net of share issue costs (note 9)	227,474	296,762	235,114
Draws on credit facilities (note 7)	764,720	1,025,235	440,310
Other long-term liability	35,405	53,106	—
Repayment of credit facility	(383,000)	(249,000)	—
Financing fees incurred (note 5)	(5,841)	(9,409)	(3,409)
Dividends on common shares	(115,577)	(94,251)	(61,217)

Cash from financing activities	523,181	1,022,443	610,798

Investing activities:
Expenditures for operating vessels	(261,914)	(447,089)	(502,363)
Deposits on vessels under construction	(364,869)	(657,380)	(101,974)
Cash payments on interest rate swaps	(7,124)	—	—
Intangible assets	(875)	(235)	(1,315)

Cash used in investing activities	(634,782)	(1,104,704)	(605,652)

Increase in cash and cash equivalents	13,151	30,907	76,509
Cash and cash equivalents, beginning of period	123,134	92,227	15,718

Cash and cash equivalents, end of period	$136,285	$123,134	$92,227

Supplementary information (note 12(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

1.	General:

Seaspan Corporation was incorporated on May 3, 2005 in the Marshall Islands for the purpose of acquiring 10 containerships (the Initial Fleet) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the Predecessor) of Seaspan Container Lines Limited (SCLL) and to enter into an agreement (the Asset Purchase Agreement) to acquire 13 additional containerships from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as VesselCos) on completion of their construction, which completion was scheduled to occur between 2005 - 2007 (all 23 containerships collectively referred to as the Contracted Fleet). Subsequent to the completion of the initial public offering (IPO), Seaspan Corporation has also entered into agreements to acquire other containerships. The primary activity of Seaspan Corporation is the ownership and operation of the containerships which are engaged in the deep-sea container transportation business.

During the year ended December 31, 2007, Seaspan Corporation incorporated Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd., and Seaspan Finance III Co. Ltd., for the purpose of entering into financing lease and credit facility agreements in connection with the construction of certain containerships. These entities are fully consolidated in the financial statements as at and for the years ended December 31, 2008 and 2007. In these consolidated financial statements, the Company refers to Seaspan Corporation and its wholly-owned subsidiaries.

2.	Summary of significant accounting policies:

(a)	Basis of presentation:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

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

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is approximately 30 years from the date of initial completion. The Company calculates depreciation based on the remaining useful life and the expected salvage value of the vessel.

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

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants upon termination of the management agreement. This contractual right is recorded as an intangible asset and included in other assets at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than Hong Kong on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Taxes, fees or levies charged by Hong Kong are included in technical services, as part of the Management Agreements (note 3(a)). Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(i)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(j)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when and where the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur.

During the life of the hedge, the Company formally assesses whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Company will discontinue hedge accounting prospectively.

If the Company de-designates a hedging relationship and discontinues hedge accounting, the Company evaluates the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation are recognized in earnings when and where the interest payments will be recognized.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

(k)	Share-based compensation:

Share-based compensation awards are accounted for using the fair value method of accounting in accordance with FASB Statement No. 123(R), Share-Based Payment. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of the share-based awards is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the requisite service period.

(l)	Earnings per share:

The Company has multiple classes of common shares with different participation rights. In accordance with FASB Statement No. 128, Earnings Per Share, the Company applies the two-class method to compute basic and diluted earnings per share (EPS).

(m)	Accounting for dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company dry-docks its vessels once every five years. Dry-docking costs include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

(n)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel lives and the recoverability of the carrying value of vessels which are subject to future market events and the fair value of interest rate derivative financial instruments. Actual results could differ from those estimates.

(o)	Comparative figures:

Certain of the figures presented have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(p)	Recent accounting pronouncements:

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position,

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

financial performance, and cash flows. SFAS 161 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact of SFAS 161 on its disclosures.

3.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited (the Manager) is owned by a group of individuals through companies and two trusts who also owned the Company’s 7,145,000 Class B common shares. On October 1, 2008, the subordination period for the 7,145,000 subordinated Class B common shares ended and the rights and privileges on the subordinated shares became the same as the Class A common shares.

The Management Agreement was entered into on August 8, 2005 for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services — The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items.

•

Administrative and Strategic Services — The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company.

On May 4, 2007, the Management Agreement (the Amended Management Agreement) was amended and restated to include the second hand vessels chartered to A.P. Møller Mærsk A/S (the Mærsk vessels). Under the original Management Agreement, the Manager provides technical, administrative and strategic services (the Services) to the Company for the 23 vessels that made up the Company’s contracted fleet at the time of the IPO (the IPO vessels). These Services will continue to be provided to the Company under the Amended Management Agreement for the IPO vessels, Mærsk vessels, and any other new build or second hand vessel that the Company may, with the prior approval of the Manager, add to the Amended Management Agreement.

Under the Amended Management Agreement, for vessels other than the IPO vessels, the Company will fund at its own expense pre-delivery purchases and services to ensure the seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag.

On September 28, 2007, January 28, 2008 and March 31, 2008, the Company entered into separate Management Agreements with the Manager to provide technical services for the vessels that it has acquired to date other than those in its initial contracted fleet or the Mærsk Vessels. Under these Management Agreements, the Company pays to the Manager an initial technical services fee for

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

the management of those vessels once the relevant vessel is delivered. The initial technical service fee under each of the Management Agreements, as summarized below, is fixed through December 31, 2008:

Date of Management Agreement	Vessels subject to Management Agreement	Initial Technical Services Fees (per vessel per day)
May 4, 2007 (Amended Management Agreement)	• IPO vessels
	- 4250 TEU	$4,500
	- 8500 TEU	6,000
	- 9600 TEU	6,500
	• Mærsk vessels
	- 4800 TEU	5,750

May 18, 2007 (2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	4,200
	• Eight of the ten 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	4,000

May 18, 2007 (5100 Management Agreement)	• Four 5100 TEU vessels being constructed by Hyundai Heavy Industries Co., Ltd., or HHI	4,800

September 28, 2007 (2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels being constructed by Jiangsu	4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	4,725
	• Eight 8500 TEU vessels that will be constructed by HHI	6,000

January 28, 2008 (13100 Management Agreement, Hull no. 2177 and Hull no. S452)	• Two 13100 TEU vessels that will be constructed by HHI and Hyundai Samho Heavy Industries Co., Ltd., or HSHI	6,750

March 31, 2008 (13100 Management Agreement, Hull no. S453 and Hull no. 2178)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI	6,750

March 31, 2008 (13100 Management Agreement, Hull no. S454 and Hull no. 2179)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI.	6,750

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

During the year, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 as described in note 13(c).

For vessels operating or that began operations during the year ended December 31, 2008, the Manager provided technical services at a cost of $54,623,400 (2007 — $47,956,500; 2006 — $28,811,500) to the Company. During the year ended December 31, 2008, $2,945,000 (2007 — $2,566,000; 2006 —$1,538,000) of dry-dock activities, that forms a portion of the technical services fee, was paid to the Manager.

During the year ended December 31, 2008, the Manager provided fixed fee administrative and strategic services at a cost of $72,000 (2007 — $72,000; 2006 — $72,000), and the Company reimbursed expenses incurred by the Manager in the amount of $2,242,000 (2007 — $1,526,000; 2006 — $836,000). During the year, the Manager provided consulting services at a cost of $40,000 (2007 — nil; 2006 — nil).

During the year ended December 31, 2008, the Manager provided construction supervision services, under fixed fee arrangements of $250,000 to $350,000 per vessel, at a cost of $1,714,000 (2007 — nil; 2006 — nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to/from related parties:

As at December 31, 2008, $1,613,000 (2007 — $1,584,000) is due to related parties for reimbursement of administrative and strategic services expenses, consulting services, supervision services, dry-dock costs paid and acquisition costs paid on the Company’s behalf. As at December 31, 2008, $186,000 (2007 — $73,000) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are included in accounts payable and are to be repaid in the ordinary course of business. As at December 31, 2008, nil (2007 — $2,135,000) is due from related parties.

4.	Vessels:

December 31, 2008	Cost	Accumulated depreciation	Net book value
Vessels	$1,839,715	$141,662	$1,698,053
Vessels under construction	1,428,436	—	1,428,436

	$3,268,151	$141,662	$3,126,489

December 31, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,577,801	$84,226	$1,493,575
Vessels under construction	930,678	—	930,678

	$2,508,479	$84,226	$2,424,253

During the year, the Company capitalized interest costs of $50,052,000 (December 31, 2007 and 2006 —$19,030,000 and $2,411,000, respectively) as vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2006	$70	$7,809	$7,879
Cost incurred	2,309	9,409	11,718
Amortization expensed	(253)	(1,003)	(1,256)
Amortization capitalized	—	(466)	(466)
Write-off on debt refinancing	—	(635)	(635)

December 31, 2007	$2,126	$15,114	$17,240
Cost incurred	217	5,841	6,058
Amortization expensed	(527)	(1,298)	(1,825)
Amortization capitalized	—	(1,167)	(1,167)

December 31, 2008	$1,816	$18,490	$20,306

During the year ended December 31, 2007, the Company refinanced the $1.0 billion credit facility, as described in note 7. As a result, $635,000 of previously deferred costs incurred in connection with the $1.0 billion credit facility were expensed.

6.	Other assets:

	December 31, 2008	December 31, 2007
Prepaid expenses	$5,941	$3,540
Intangible assets	2,425	1,550

Other assets	$8,366	$5,090

7.	Long-term debt:

	December 31, 2008	December 31, 2007
Long-term debt (operating vessels):
$1.3 billion revolving credit facility	$608,118	$640,259
$365.0 million revolving credit facility	95,717	—

Long-term debt (operating vessels)	$703,835	$640,259

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility	$424,627	$117,631
$920.0 million revolving credit facility	450,753	336,607
$365.0 million revolving credit facility	31,027	111,207
$218.4 million credit facility	110,916	83,734
$150.0 million revolving credit facility	—	50,000
$291.2 million credit facility	—	—
$235.3 million credit facility	—	—

Long-term debt (vessels under construction)	$1,017,323	$699,179
Long-term debt	$1,721,158	$1,339,438

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

(a)	$1.3 billion revolving credit facility:

On May 11, 2007, the Company amended and restated its $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement is a $1.3 billion single-tranche senior secured seven-year revolving credit facility (the $1.3 billion revolving credit facility). The borrowings of this facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. During 2008, the Company exercised an option under its $1.3 billion revolving credit facility to extend the final maturity date by twelve months to May 11, 2015 from May 11, 2014.

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

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014. The maximum facility amount will then be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. The Company has the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as one month, two month, three month, or six month LIBOR plus 0.7% per annum, depending on the interest period selected by the Company. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 2.54% at December 31, 2008 (5.72% at December 31, 2007).

The $1.3 billion revolving credit facility requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

The $1.3 billion revolving credit facility contains certain financial covenants including but not limited to covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

(b)	$365.0 million revolving credit facility:

On May 19, 2006, the Company entered into a $365.0 million senior secured revolving credit facility agreement (the $365.0 million revolving credit facility) with certain lenders.

The $365.0 million revolving credit facility is divided into two Tranches: Tranche A, in the maximum amount of $82.0 million and Tranche B, in the maximum amount of $283.0 million. No amounts have been drawn on Tranche A. Tranche B is being used to partially fund the purchase of eight 2500 TEU vessels being constructed by Jiangsu in China. After the delivery of each of the collateral vessels, the Company may use the facility for general corporate purposes.

The $365.0 million revolving credit facility requires payment of interest at a rate per annum, calculated as one month, two month, three month, or six month LIBOR plus 0.850% per annum, depending on the interest period selected by the Company, up to the sixth anniversary of the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The weighted average rate of interest including the margin is 2.28% at December 31, 2008 (5.67% at December 31, 2007).

The $365.0 million revolving credit facility requires payments of a commitment fee of 0.3% per annum on the average undrawn facility amount.

Beginning March 2008, the amount available under Tranche A began to reduce semiannually by amounts ranging from 2.2% to 3.5% of the amount available until the maturity date, at which time Tranche A will terminate. A final payment of approximately 47% of the amount borrowed is required upon termination of the tranche. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the principal amount borrowed under Tranche B will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the amounts borrowed until the maturity date, at which time Tranche B will terminate. A final payment of approximately 49% of the amount borrowed is required upon termination of Tranche B.

Tranche A of the facility has a maturity date of the tenth anniversary of the delivery date of the last vessel or July 31, 2017, whichever is earlier. Tranche B of the facility has a maturity date of the tenth anniversary of the delivery date of the vessel or August 31, 2019, whichever is earlier.

The $365.0 million revolving credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $365.0 million revolving credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a credit facility for $218.4 million (the $218.4 million credit facility). The proceeds of this facility are being used to partially finance the construction of the

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

four 5100 TEU vessels that will be built by HHI in South Korea. The credit facility requires payment of interest at a rate per annum, calculated as one month, two month, three month, or six month LIBOR plus 0.6% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 2.03% at December 31, 2008 (5.42% at December 31, 2007).

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

The $218.4 million credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $218.4 million credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

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

The proceeds of this facility may be used by the Company to partially finance the construction of two of the Company’s 2500 TEU vessels that will be built by Jiangsu, four of the Company’s 4250 TEU vessels under construction by New Jiangsu, and the Company’s eight 8500 TEU vessels that will be built by HHI. After delivery of the vessels, the Company may use this facility for general corporate purposes.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

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

The $920.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as one month, two month, three month, or six month LIBOR plus 0.5% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 2.68% at December 31, 2008 (5.58% at December 31, 2007). The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loan balance.

The $920.0 million revolving credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $920.0 million revolving credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth and interest and principal coverage ratios.

(e)	$150.0 million revolving credit facility:

On December 28, 2007, the Company entered into a secured reducing revolving $150.0 million credit facility (the $150.0 million revolving credit facility).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

The proceeds of this facility are being used by the Company to finance the construction of two of the Company’s 13100 TEU vessels, one of which will be built by HHI and the other by HSHI.

The final maturity date for the $150.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023. The Company’s obligations under this credit facility are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under this facility, the Company may borrow up to the lesser of $150.0 million and 65% of the vessel delivered costs (as defined in the agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered to the Company by October 27, 2011. Commencing on the earlier of 6 months after the delivery date of the last vessel and April 27, 2012, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

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

The $150.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as one month, two month, three month, or six month LIBOR plus 0.8% per annum, depending on the interest period selected by the Company. As no amounts were outstanding under the facility at December 31, 2008, the weighted average rate of interest including the margin is nil at December 31, 2008 (5.64% at December 31, 2007). The $150.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn, uncancelled portion of the facility.

The $150.0 million revolving credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $150.0 million revolving credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth and interest and principal coverage ratios.

(f)	$291.2 million credit facility:

On March 17, 2008, the Company entered into a $291,200,000 credit facility agreement (the $291.2 million credit facility). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $291.2 million credit agreement, the Company may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel.

The facility has a term loan component of $232,960,000, which is divided into two tranches, and a revolving loan component of $58,240,000. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea (KEXIM). The $291.2 million credit facility requires payment of interest on the outstanding revolving loan at a rate calculated as one month, two month, three month, or six month LIBOR plus 0.85% per annum, depending on the interest period selected by the Company. Payment of interest on the outstanding term loan tranches is calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. As the Company had no amounts drawn under the facility at December 31, 2008, the weighted average rate of interest including the margin is nil at December 31, 2008. The credit facility also requires payment of a commitment fee of 0.30% per annum calculated on the undrawn, uncancelled portion of the total facility.

The Company can draw the term loans for a specified period of time following the scheduled delivery date of each vessel. After delivery of these vessels, the Company may use the revolving loan for general corporate purposes.

The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel and December 31, 2023 and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023.

The Company may prepay the term loans on a repayment date without penalty, other than breakage costs and opportunity costs in certain circumstances. The Company may prepay the revolving loan on the last day of any interest period except that the Company is not permitted to prepay a certain portion of the revolving loan during the pre-delivery period. Amounts of the revolving loan that are prepaid voluntarily may be re-borrowed up to the amount of the revolving loan. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel, the cancellation of a shipbuilding contract or if the guarantee provided by KEXIM ceases to be valid for certain reasons and KEXIM determines that there has been or could be a material adverse effect on the Company’s ability to perform its payment obligations. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

The $291.2 million credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $291.2 million credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(g)	$235.3 million credit facility:

On March 31, 2008, the Company entered into a $235,300,000 credit facility agreement (the $235.3 million credit facility). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $235.3 million credit facility, the Company may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,500,000 per vessel, except that it may be increased to $2,500,000 per vessel with the consent of the lender. The financing will be made available in two loans (the “vessel loans”). Each vessel loan has a maximum principal amount of the lesser of (i) $117,650,000, (ii) 65% of the vessel delivered costs relating to each vessel, and (iii) when aggregated with the other vessel loan, $235,300,000.

The facility is partly insured for both political and economic risks by the Korea Export Insurance Corporation (“KEIC”). For each vessel loan, KEIC will insure during the pre-delivery period the sum of the KEIC insurance premium plus 56% of the installments paid to the shipyards (“the KEIC covered portion”). The amount insured will not exceed $94.0 million per vessel on delivery and will reduce progressively down to zero at maturity during the post-delivery period.

The KEIC premium is, for each vessel, the KEIC covered portion multiplied by the KEIC Insurance Premium Rate divided by the difference between 1 minus the Insurance Premium Rate of 1.52%.

The $235.3 million credit facility requires payment of interest on the outstanding loan at a rate calculated as (a) in respect of the uncovered portion, 1% per annum plus one month, two month, three month, or six month LIBOR, depending on the interest period selected by the Company, and (b) in respect of the KEIC covered portion, 0.7% per annum plus LIBOR. As the Company had no amounts drawn under the facility at December 31, 2008, the weighted average rate of interest including the margin is nil at December 31, 2008. The credit facility also requires payment of a commitment fee of 0.35% per annum calculated on the undrawn, uncancelled portion of the total facility.

The Company can draw up to the maximum available loan for a specified period of time from the date of the signing of the agreement to the earlier of the delivery date of the 2nd vessel, the date following 210 days after the scheduled delivery date of the 2nd vessel (scheduled date is July 11, 2011), and February 6, 2012.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

The final maturity date for the credit facility is the earlier of the twelfth anniversary of the delivery date of the vessel which is delivered last and February 6, 2024.

The Company must repay the loans over twenty-four semi-annual repayment dates. The first repayment date will be six months after the delivery date of the last vessel to be delivered. The Company may prepay the loan in whole or from time to time in part on the last day of any period on which interest payable on a loan or an overdue amount is calculated.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the credit agreement may be re-borrowed. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies (the “KEIC Insurance”) cease to be valid or enforceable in any material respect other than in certain circumstances.

A prepayment must be in a minimum amount of $5,000,000 and in integral multiples of $1,000,000. No amounts prepaid may be re-borrowed. The Company may also cancel the unutilized amount of the facility in whole or in part. Partial cancellation must be in a minimum.

The $235.3 million credit facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the $235.3 million credit facility;

•	An assignment of the Company’s time charters and earnings related to the collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(h)	Minimum repayments:

As at December 31, 2008, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2009	$—
2010	5,374
2011	5,729
2012	60,783
2013	116,026
Thereafter	1,533,246

$1,721,158

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

8.	Other long-term liability:

On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by Samsung Heavy Industries Co., Ltd. (Samsung). The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). The Company also entered into agreements with the SPE to lease the five 4500 TEU vessels upon completion of the construction terms. Under the lease agreements, the Company will pay lease payments of 20% of the value of the vessels over the term of the first five years and a balloon payment at the termination of the leases for the remaining 80% of the value. Upon termination of the leases, the Company has the option to purchase the vessels at the fair market value at that time. Under the lease agreements, the Company receives a rental rebate equal to 99.9% of the proceeds from the sale of each vessel. All obligations under the lease are guaranteed by the Company.

The SPE is considered a variable interest entity under FIN 46R. As the Company has an interest in less than 50% of the assets of the SPE, the Company is not considered to be the primary beneficiary and as a result does not consolidate the SPE. The Company’s exposure to the entity is limited to the five 4500 TEU vessels.

Under the terms of these arrangements, the novation of the shipbuilding contracts to the SPE does not constitute a sale-leaseback of the vessels for accounting purposes. As a result, the Company will continue to recognize the value of the vessels and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period.

9.	Share capital:

Class A common shares carry certain rights and class B common shares were subordinated to the class A common shares for the fiscal period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company has paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the Subordination Fiscal period).

On October 1, 2008, the subordination period for the 7,145,000 class B common shares ended and the rights and privileges on the subordinated shares became the same as the class A common shares.

The class C common shares are incentive shares that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares and class B common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and the Company has an operating surplus sufficient to pay such a dividend. The class C common shares will not convert to class A common shares. At December 31, 2008, the incentive shares do not have rights to incremental dividends.

On August 12, 2005 the Company purchased 10 vessels from the Predecessor. The Initial Fleet was recorded at the Predecessor’s historical carrying value, as the Company was formed by SCLL to succeed the Predecessor’s business upon completion of the IPO. As a result, the excess of the purchase price of the Initial Fleet over the historical carrying value was recorded as a charge to shareholders’ equity as follows:

Purchase price of the Initial Fleet paid in cash	$664,016
Vessels at historical carrying value of Predecessor	(466,112)

Charge to additional paid-in capital	$197,904

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

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

On April 16, 2008, the Company completed an equity offering and issued 7,000,000 common shares at a price of $27.25 per share. Certain of the Company’s executive officers and members of the board of directors, certain affiliates of the Manager and certain of their executive officers and an immediate family member of the Chairman of the Board purchased 663,300 common shares directly from the Company at the public offering price concurrently with the closing of this equity offering. On May 5, 2008, an additional 1,050,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. Net proceeds from the underwritten public offering, including the over-allotment, after underwriting discounts but before offering expenses, and from the concurrent sale were $228,663,000 were used to repay indebtedness under the $1.3 billion revolving credit facility.

During the year, the Company adopted a dividend reinvestment program (DRIP). The discount rate is set by the Board of Directors and is currently 3%. During the year, an additional 440,000 shares were issued through the DRIP, representing a non-cash distribution of $5,841,000.

10.	Earnings per share:

As there were no dividend arrearages for the class A common shares, and the class B common shares have received the same level of dividends as the class A common shares, EPS of class A and class B common shares have been presented as one class for purposes of the two-class method. The class B common shares converted to class A common shares during the year and are no longer a separate class of common shares.

To the extent that EPS for class A and class B common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date class C common shares have not participated in earnings.

11.	Share-based compensation:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

Under the Plan, the Company issued the following share-based awards during the year ended December 31, 2008:

(a)	21,350 restricted Class A common shares to its independent directors as compensation for services for 2008. These shares vested on December 31, 2008.

During the year ended December 31, 2008, the following share-based awards vested:

(b)	On January 1, 2008, one third of the phantom share units issued to the Chief Executive Officer as compensation for services vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The remaining 33,166 phantom share units outstanding as at December 31, 2008 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

(c)	On January 1, 2008, one third of the phantom share units issued to the Chief Financial Officer as compensation for services vested. 5,000 Class A common shares were issued in exchange for the cancellation of the 5,000 vested phantom share units. The remaining 10,000 phantom share units outstanding as at December 31, 2008 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

(d)	On December 21, 2008, one third of the phantom share units issued to the Chief Executive Officer as compensation for services vested. 45,000 Class A common shares were issued in exchange for the cancellation of the 45,000 vested phantom share units. The remaining 90,000 phantom share units outstanding as at December 31, 2008 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

Under the plan, the Company granted the following share-based awards during the year ended December 31, 2007:

(a)	18,750 restricted Class A common shares to its independent directors as compensation for services for 2007. These shares vested on December 31, 2007.

(b)	2,333 Class A common shares to the former Chief Financial Officer as additional compensation for services for 2007.

(c)	15,000 phantom share units to the Chief Financial Officer as compensation for services. One third of the award vests on each of January 1, 2008, January 1, 2009, and January 1, 2010. On January 1, 2008, 5,000 common shares were issued in exchange for the cancellation of the 5,000 vested phantom share units.

(d)	135,000 phantom share units to the Chief Executive Officer as compensation for services. One third of the award vests on each of December 21, 2008, December 21, 2009 and December 21, 2010.

During the year ended December 31, 2007, the following share-based awards vested:

(e)	On January 1, 2007, one third of the phantom share units issued to the Chief Executive Officer as compensation for services, vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The 66,333 phantom share units outstanding as at December 31, 2007 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest. On January 1, 2008, 33,167 common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

(f)	On January 1, 2007, one third of the 14,500 restricted Class A common shares issued to the former Chief Financial Officer as compensation for services vested. The remaining two thirds of the 14,500 restricted Class A common shares issued were cancelled as the grantee is no longer in the service of the Company.

Under the plan, the Company granted the following share-based awards during the year ended December 31, 2006:

(a)	16,250 restricted Class A common shares to its independent directors as compensation for services for 2006. These shares vested on December 31, 2006.

(b)	14,500 restricted Class A common shares to the former Chief Financial Officer as compensation for services. One third of the award vests on each of January 1, 2007, January 1, 2008, and January 1, 2009.

(c)	99,500 phantom share units to the Chief Executive Officer as compensation for services. One third of the award vests on each of January 1, 2007, January 1, 2008, and January 1, 2009.

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	Weighted average grant date FV	Number of shares	Weighted average grant date FV
December 31, 2005	—	$—	—	$—
Granted	30,750	21.32	99,500	22.40
Vested	(16,250)	20.35	—	—

December 31, 2006	14,500	$22.40	99,500	$22.40
Granted	21,083	24.43	150,000	25.10
Vested	(25,916)	24.43	(33,167)	22.40
Cancelled	(9,667)	22.40	—	—

December 31, 2007	—	$—	216,333	$24.27
Granted	21,350	24.82	—	—
Vested	(21,350)	24.82	(83,167)	24.02
Cancelled	—	—	—	—

December 31, 2008	—	$—	133,166	$24.42

The above shared-based awards are recognized as compensation costs over the requisite service period in the consolidated income statement based on the fair value of the award on the date of grant. During 2008, the Company recognized a total of $2,555,000 (2007 — $1,340,000; 2006 — $1,182,000) share-based compensation expenses. As at December 31, 2008, there was $2,335,000 (2007 — $4,359,000) of total unrecognized compensation costs relating to the outstanding share based awards issued to the Chief Executive Officer and Chief Financial Officer which are expected to be recognized over a 24 month period.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

12.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	December 31, 2008	December 31, 2007
Due to related parties (note 3(b))	$1,799	$1,657
Accrued interest	8,348	3,735
Other accrued liabilities	5,064	3,124

	$15,211	$8,516

(b)	Supplementary information to the statement of cash flows consists of:

	December 31, 2008	December 31, 2007	December 31, 2006
Interest paid	$26,963	$34,038	$18,021
Interest received	711	4,099	1,500
Undrawn credit facility fee paid	3,088	1,473	2,320
Non-cash transactions:
Dividend reinvestment	5,841	—	—
Other long-term liability for vessels under construction	131,722	170,698	—
Fair value of interest rate swap	—	—	3,738
Fair value of interest rate swaption	—	—	3,738

13.	Commitments and contingent obligations:

(a)	As of December 31, 2008, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 8, as follows:

2009	$635,325
2010	672,235
2011	768,621

$2,076,181

(b)	As at December 31, 2008, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2009	$296,695
2010	429,841
2011	619,214
2012	653,364
2013	640,128
Thereafter	4,449,409

$7,088,651

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

(c)	Under the Management Agreements, the Manager provides services to the Company for fees which are fixed. During 2008, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 and ending on December 31, 2011 (the Period) for the vessels that are subject to the Management Agreements and the initial technical services fee for the vessels to be delivered but are not yet subject to management agreements. Based on the contractual delivery dates of the vessels under construction and the negotiated rates, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services for the Period are as follows:

2009	$87,067
2010	114,052
2011	146,396

$347,515

14.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers as at December 31, 2008 accounting for revenues of:

	December 31, 2008	December 31, 2007	December 31, 2006
CSCL Asia	$122,549	$102,886	$86,938
HL USA	59,283	54,963	28,436
APM	33,702	32,738	3,115
COSCON	13,871	8,648	—

	$229,405	$199,235	$118,489

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As at December 31, 2008, the fair value of long-term debt is equal to $1,581,774,000 (2007 — $1,339,438,000).

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measure of fair value, and expands disclosures about fair value measurements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as quoted prices in active markets for identical instruments; Level 2, defined as observable prices in active markets for similar instruments, prices for identical or similar instruments in non-active markets, directly observable market inputs, or market inputs not directly observable but derived from or corroborated by observable market data; and Level 3, defined as unobservable inputs based on an entity’s own assumptions.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

As of December 31, 2008, the Company held interest rate derivative financial instruments which are required to be measured at fair value on a recurring basis. The fair value of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. See note 14(c) for further information on the Company’s interest rate derivative financial instruments.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates. The fair value of these derivative financial instruments at December 31, 2008 was a liability of $414,769,000 (December 31, 2007 — $135,617,000).

On December 31, 2007, the Company had certain interest rate swaps designated as hedging instruments in accordance with the requirements in SFAS No. 133. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows:

Fixed per annum rate swapped for LIBOR	Notional amount as at December 31, 2008	Maximum notional amount(1)	Effective date	Ending date		Date of prospective de-designation
5.6400%	$320,435	$714,500	August 31, 2007	August 31, 2017		January 31, 2008	(3)
5.3150%	97,830	106,800	August 15, 2006	August 28, 2009		January 31, 2008	(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012		September 30, 2008
5.2500%	126,890	200,000	September 29, 2006	June 23, 2010		September 30, 2008
5.2600%	95,650	106,800	July 3, 2006	February 26, 2021	(2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012		September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021		September 30, 2008

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.
(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

The amounts in accumulated other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the related interest settlements will be recognized in earnings.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

In addition, the Company has the following interest rate swaps that were not designated as hedges:

Fixed per annum rate swapped for LIBOR	Notional amount as at December 31, 2008	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$212,401	$438,462	September 6, 2007	May 31, 2024
5.0275%	122,700	158,000	May 31, 2007	September 30, 2015
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	19,160	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.5950%	—	106,800	August 28, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

During the year ended December 31, 2008, the Company recorded losses of $1,611,000 (2007 — $136,000; 2006 $322,000), to change in fair value of financial instruments for ineffectiveness on interest rate swaps designated as hedges.

15.	Subsequent events:

(a)	On January 16, 2009, the Company declared a dividend of $0.475 per share, representing a total distribution of $31,767,000. The dividend was paid on February 16, 2009 to all shareholders of record on February 2, 2009. Of the $31,767,000 distribution, $28,701,000 was paid in cash and $3,066,000 was reinvested through the DRIP.

(b)	On January 22, 2009, the Company entered into an agreement to issue and sell Series A preferred stock to the Company’s chairman and a group of other investors for $200 million. On January 30, 2009, the Company closed the first tranche of the aggregate $200 million investment. At the closing, the Company issued and sold an aggregate of 100,000 12% preferred shares for a total purchase price of $100 million to the group of investors. The second tranche of $100 million aggregate amount of the preferred shares is expected to close in the fourth quarter of 2009.

(c)	Subsequent to year end, the Company entered into agreements with shipyards whereby it has the option to defer the delivery date for 11 of the vessels that have been contracted for construction. The deferrals range from 2 months to 15 months from the dates that were contracted under the original agreements. The options expire in July 2009. In the event that an option is not exercised, the Company will pay $100,000 per vessel to the shipyard and reimburse the shipyards for reasonable costs incurred due to the option not being exercised, up to a maximum aggregate amount of $7,000,000 or $9,000,000 per vessel, depending on the size of the vessel. In the event that an option is not exercised and the shipbuilding contract is cancelled, the Company will enter into a new contract with the shipyard to purchase the vessel under the same terms and conditions as the original shipbuilding contract. If an option is exercised, the Company will pay an additional amount of $1,333,333 or $1,875,000 per vessel, depending on the size of the vessel, at the deferred delivery date.

Subsequent to year end, the Company also entered into agreements with shipyards whereby it has the option to defer the delivery date for 4 of the vessels that have been contracted for construction. Each of the options must be exercised on or before the date that is 4 months prior to the original contractual

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2008, 2007 and 2006

delivery date. The deferrals are up to 2 months from the dates that were contracted under the original agreements. In the event that an option is not exercised, the Company has no further obligations beyond the original agreements. If an option is exercised, the Company will incur certain costs borne by the shipyards associated with the extended construction period in connection with the deferral. These costs cannot be reasonably estimated at this time.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 31, 2009