Form 20-F
period 2009-12-31
Seaspan CORP
filed 2010-03-19
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

Facsimile: +852 (2540) 1689

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

67,734,811 Class A Common Shares, par value of $0.01 per share

100 Class C Common Shares, par value of $0.01 per share

200,000 Series A Preferred Shares, par value of $0.01 per share

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

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

    Yes  ☐    No  ☐

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

This Annual Report on Form 20-F for the year ended December 31, 2009 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

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

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor, Seaspan Container Lines Limited or SCLL. References to our Manager are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services. References to SSML are to Seaspan Ship Management Ltd., our Manager’s ship management affiliate. References to SCML are to Seaspan Crew Management Ltd., our Manager’s crew management affiliate.

References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders.

References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. The following table sets forth the actual capacities of the vessels in our fleet by class and shipbuilder.

Vessel Class (TEU)	Shipbuilder	Actual Capacity (TEU)
13100	HHI and HSHI	13,092 (1)
9600	Samsung	9,572
8500	Samsung	8,468
8500	HHI	8,495 (1)
5100	HHI	5,087
4800	Odense-Lindo	4,809
4500	Samsung	4,520 (1)
4250	Samsung	4,253
4250	New Jiangsu	4,256
3500	Zhejiang	3,596
2500	Jiangsu	2,546

(1)	The actual capacities listed for the vessels that have not yet been delivered to us are based on the technical specifications provided in the shipbuilding contracts for such vessels.

RECENT DEVELOPMENTS

Since December 31, 2009, we have accepted delivery of three containerships that we agreed to acquire: on January 8, 2010, the MOL Empire, a 5100 TEU vessel built by HHI and chartered by MOL; on March 5, 2010, the COSCO Japan, a 8500 TEU vessel built by HHI and chartered by COSCON; and, on March 5, 2010, the Guayaquil Bridge, a 2500 TEU vessel built by Jiangsu and chartered by K-Line.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

	Year Ended December 31,				August 12 to December 31, 2005	January 1 to August 11, 2005 (1)
	2009	2008	2007	2006
Statements of operations data (period ended, in thousands of dollars):
Revenue	$285,594	$229,405	$199,235	$118,489	$34,803	$40,157
Operating expenses:
Ship operating	80,162	54,416	46,174	27,869	7,832	7,733
Depreciation	69,996	57,448	50,162	26,878	7,186	9,904
General and administrative (2)	7,968	8,895	6,006	4,911	1,694	218

Operating earnings	127,468	108,646	96,893	58,831	18,091	22,302
Other expenses (income):
Interest expense	21,194	33,035	34,062	17,594	1,699	14,563
Change in fair value of financial instruments (3)	(46,450)	268,575	72,365	908	—	(7,308)
Interest income	(311)	(694)	(4,074)	(1,542)	(124)	—
Write-off on debt refinancing	—	—	635	—	—	—
Undrawn credit facility fee	4,641	5,251	3,057	2,803	1,041	—
Amortization of deferred charges	2,042	1,825	1,256	1,980	726	450
Other	1,100	—	—	—	—	(17)

Net earnings (loss)	$145,252	$(199,346)	$(10,408)	$37,088	$14,749	$14,614

Common shares outstanding (at period end):	67,734,811	66,800,141	57,541,933	47,522,350	35,991,600
Per share data (in dollars):
Basic earnings (loss) per class A and B common share	$1.94	$(3.12)	$(0.20)	$0.98	$0.41	N/A
Diluted earnings (loss) per class A and B common share	$1.58	$(3.12)	$(0.20)	$0.98	$0.41	N/A
Dividends paid per class A and B common share	$0.775	$1.90	$1.785	$1.70	$0.23	N/A
Basic and diluted earnings (loss) per class C common share	$—	$—	$—	$—	$—	N/A
Dividends paid per class C common share	$—	$—	$—	$—	$—	N/A

	Year Ended December 31,				August 12 to December 31, 2005	January 1 to August 11, 2005 (1)
	2009	2008	2007	2006
Statements of cash flows data (period ended, in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$94,576	$124,752	$113,168	$71,363	$24,115	$19,289
Investing activities	(409,520)	(634,782)	(1,104,704)	(605,652)	(826,253)	(20,939)
Financing activities	312,059	523,181	1,022,443	610,798	817,856	793
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents	$133,400	$136,285	$123,134	$92,227	$15,718	$3,209
Current assets	146,053	141,711	130,318	96,655	18,070	22,316
Vessels	3,485,350	3,126,489	2,424,253	1,198,782	621,163	466,112
Fair value of financial instruments, asset (3)	—	—	—	10,711	4,799	—
Deferred charges	21,667	20,306	17,240	7,879	6,526	8,548
Total assets	3,664,447	3,296,872	2,576,901	1,317,216	650,558	496,976
Current liabilities (excluding current portion of long-term debt)	30,692	23,654	15,716	11,167	4,226	5,357
Current portion of long-term debt (4)	—	—	—	—	—	26,203
Long-term debt (4)	1,883,146	1,721,158	1,339,438	563,203	122,893	405,495
Due to related party	—	—	—	—	—	43,393
Fair value of financial instruments, liability (3)	280,445	414,769	135,617	15,831	—	11,552
Owner’s equity	—	—	—	—	—	4,976
Share capital	679	668	575	475	360	—
Total shareholders’ equity	1,059,566	746,360	862,326	725,015	523,439	—

Other data:
Number of vessels in operation at period end	42	35	29	23	13	10
TEU capacity at period end	187,456	158,483	143,207	108,473	63,719	50,960
Fleet utilization (5)	99.7%	99.3%	99.0%	99.0%	100.0%	99.8%

(1)	Represents selected financial data for the predecessor for the period prior to our initial public offering.

(2)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of the initial public offering and the acquisition of the initial ten container ships, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of our current expenses.

(3)

The predecessor entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As the predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and not assumed by us on completion of the initial public offering and the acquisition of the initial fleet. Subsequent to the initial public offering, we entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.8700% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap agreements were reported in accumulated other comprehensive income. The fair value will change as market interest rates change. For designated swaps amounts payable or receivable under the interest rate swaps are included in earnings when and where the designated interest payments are included. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings. On January 31, 2008, we de-designated two of our interest swaps for which we were obtaining hedge accounting. On September 30, 2008, we elected to prospectively de-designate all interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all of our interest rate swap agreements and the swaption agreement are marked to market subsequent to this date and the changes in the fair value of these instruments are recorded in earnings.

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

Our policy since our initial public offering has been to pay quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends in the future. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

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

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facilities and lease arrangements also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common shares. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. On January 22, 2010, we announced a quarterly cash dividend of $0.10 per common share for the three months ended December 31, 2009.

The continuation of the recent state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from meeting our future capital needs.

Global financial markets and economic conditions have been, and may continue to be, disrupted and volatile. The debt and equity capital markets have been exceedingly distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the continuation of weak economic conditions have made, and will likely continue to make, it difficult to obtain financing.

In particular, the cost of raising money in the equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Although we have debt financing in place, after taking into consideration the $200 million proceeds from the sale of our Series A 12% Cumulative Preferred Shares, par value $0.01 per share, or our Series A Preferred Shares, we will require in the range of approximately $180 to $240 million in common or other equity capital and or other forms of capital to fund the remaining portion of the purchase price of the vessels we have contracted to purchase. We must raise this capital starting in approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately second quarter of 2012. These amounts are based on a quarterly dividend of $0.10 per common share. The continuation of the recent state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

In addition, these economic conditions could limit our ability to borrow funds under one of our credit facilities by causing a reduction in the market values of our vessels. While our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level, a decline in the market value of certain vessels has impaired our ability to draw the full amount available under our $1.3 Billion Credit Facility, which contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We are able to draw down funds under that facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, calculated on a without charter basis does not exceed 70%. As of December 31, 2009, we have drawn approximately $1.0 billion of our $1.3 Billion Credit Facility. However, based on a valuation of the vessels financed under the $1.3 Billion Credit Facility that was obtained in December of 2009 (which was on a without charter basis as required by our credit facility), we are currently unable to borrow the remaining approximately $267 million available under this facility.

Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

The business and activity levels of many of our charterers, shipbuilders and related parties and their respective ability to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be impacted by the recent deterioration in the credit markets.

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

During 2009, we received requests from certain of our charterers to re-negotiate the terms under certain of our time charters. We have not and do not currently intend to renegotiate hire rates or other material terms of our charter parties. If any of our charterers are unable to make charter payments to us in the future or if worsening economic conditions force us to accept material changes to the terms of our charters, our results of operations, financial condition and ability to pay dividends may be materially and adversely affected. If any of our charterers are in default of their respective charter parties, we may not be able to recharter the relevant vessels at rates equal to the rates in our current charters or at all.

Similarly, the shipbuilders with whom we have contracted may be affected by the instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. As well, the refund guarantors under our shipbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

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

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase over approximately the next two years, which may cause our ability to pay dividends to be diminished, our financial leverage to increase, or our common shares to be diluted.

We have agreed to acquire an additional 26 containerships over approximately the next 30 months. We have entered into contracts to purchase 21 of those containerships and, as of December 31, 2009, the total purchase price of the 21 vessels was estimated to be approximately $2.6 billion. Our obligation to purchase the 21 vessels is not conditional upon our ability to obtain financing for such purchases. We will lease the remaining five of the 26 vessels from Peony Leasing Limited, or Peony, an affiliate of Bank of Scotland plc and Lloyds Banking Group. Under the terms of our lease financing arrangements with Peony, we have the ability to purchase the five vessels from Peony at a price approximately equal to their fair market value at the end of their relevant lease terms. Although we currently intend to purchase all five vessels, we cannot assure you that we will be able to purchase them on terms favorable to us or at all.

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

To fund the remaining portion of the price of the vessels we have contracted to purchase, we need to raise in the range of approximately $180 million to $240 million in common or other equity and or other forms of capital beginning no later than approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately the second quarter of 2012. This amount of capital is based on a quarterly dividend of $0.10 per common share. The amount of capital required decreased from a range of approximately $500 million to $600 million because of the decision of our board of directors to reduce the quarterly dividend from $0.475 to $0.10 per share as announced on April 28, 2009. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. The reduction will enable Seaspan to retain an approximate additional amount of $100 million per year that can be redeployed to fund its newbuilding program.

The continuation of the recent state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all. In addition, our credit facilities contain “gearing” covenants, which prohibit us from incurring total borrowings in an amount greater than 65% of our total assets. Also, our $1.3 Billion Credit Agreement contains a loan to market value ratio requirement that must be met before we can borrow additional funds under that facility. Based on a valuation obtained in December of 2009 (which was on a without charter basis as required by our credit facility), the market decline in the value of the vessels securing that credit facility has impacted our ability to draw under this facility. We are currently unable to borrow the remaining approximately $267 million available under the facility. Further, even if we are not in breach of the gearing covenants and the market value of our vessels has not declined, lenders under our credit facilities may be unable to meet their funding obligations or may refuse to do so because of poor market conditions or because of their own financial condition. As a result, we may not be able to borrow funds with which to complete the acquisition of the remaining vessels in our contracted fleet or to further expand the size of our fleet.

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

Prior to each drawdown under our credit facilities, each of our credit facilities requires us, among other things, to meet specified financial ratios and other requirements. Specifically, we are prohibited under each of our credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. In addition, our $1.3 Billion Credit Agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. The last valuation we obtained was in December of 2009 (which was on a without charter basis as required by our credit facility), and in light of the recent economic environment, vessel valuations in the marketplace have declined significantly since 2008. As a result, we are currently unable to borrow the remaining approximately $267 million available under the $1.3 Billion Credit Facility. To the extent that we are not able to satisfy the requirements in our credit facilities, we may not be able to draw down under our credit facilities, and to the extent we exceed the specified financial ratios and other requirements, we will be in breach of our credit facilities. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our charterers, experience a change of control.

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

Following the completion of our acquisition of the remaining 26 containerships that we have contracted to purchase or lease, as the case may be, we will have substantial indebtedness. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

We will be paying all costs for the 21 vessels that we contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

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

We currently derive the substantial majority of our revenue from six charterers, and the loss of certain or a combination of charterers could result in a significant loss of revenue and cash flow.

Customers for our current operating fleet are: CSCL Asia, HL USA, COSCON, APM, MOL and CSAV.

The following table shows the number of vessels in our current fleet that are chartered to our six charterers and the percentage of our total containership revenue attributable to each charterer for the year ended December 31, 2009:

Charterer	Number of Vessels in our Current Fleet Chartered to such Charterer	Percentage of Total Containership Revenue in 2009
CSCL Asia	22	54.0%
HL USA	9	20.7%
APM	4	11.9%
Other	7	13.4%

Total	42	100.0%

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

The continuation of recent economic conditions throughout the world, and especially in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our financial condition, results of operations and ability to pay dividends.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, continued economic turmoil in that region, especially in Japan and China, may exacerbate the effect on the recent economic slowdown on us. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. Like the rest of the world, however, China and Japan have recently experienced slowed or negative economic growth, and this trend could continue. Moreover, the recent economic slowdown in the United States, the European Union and other Asian countries may further adversely affect demand for shipping. Our financial condition, results of operations and ability to pay dividends will likely be materially and adversely affected by a continuing or worsening economic downturn in any of these countries.

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

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed-rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot container shipping market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

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

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Any of these events may materially adversely affect our charterers, impairing their ability to make payments to us under our charters.

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

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain timely a replacement vessel in the event of a loss. Under the terms of our credit facilities and lease agreements, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless directly or indirectly increase our costs.

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

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Rates have fallen significantly and are now estimated to be lower than late 2001 levels, with the possibility for further pressure through at least 2010. In the future, rates may continue to decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are out of service, idle or laid out of service; and

•	port congestion and canal closures.

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

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 4.8 million TEUs, representing approximately 35% of the total fleet capacity as of December 31, 2009, were under construction. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

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

We are currently under contract to purchase 21 and lease five additional containerships, which are scheduled to be delivered at various times over approximately the next 30 months. These vessels are being built by Jiangsu, New Jiangsu, HHI, HSHI and Samsung (individually, the “Shipbuilder” and collectively, the “Shipbuilders”). The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations, financial condition and ability to pay dividends.

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

In addition, each of the shipbuilding contracts for the additional 26 vessels contain “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations, financial condition and ability to pay dividends.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our 4800 TEU secondhand vessels have an average age of approximately 21 years as of December 31, 2009. Older vessels are typically more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to these 4800 TEU secondhand vessels and may restrict the type of activities in which these vessels may engage. The increased costs associated with these vessels may prevent us from operating them profitably during the remainder of their useful lives and may adversely affect our results of operations, financial condition and ability to pay dividends.

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years, and if APM does not exercise its options to extend, we may not be able to recharter these vessels at favorable rates or at all.

We purchased the four 4800 TEU secondhand vessels from APM in 2006. Simultaneously with the delivery of the four 4800 TEU vessels, we entered into five-year charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. Our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $7,848 per day through December 31, 2011. The daily fixed fee thereafter will be subject to renegotiation every three years. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease during the option years. In addition, the 4800 TEU vessels are approximately 21 years old, which is relatively old for containerships. If APM does not exercise its options to extend these time charters, the age of these vessels may prevent us from rechartering them at rates favorable to us or at all. If we are unable to recharter our 4800 TEU vessels, we may attempt to sell them. The age of the 4800 TEU vessels may prevent us from being able to sell them at a profit or at all.

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

We believe that we and each of our subsidiaries qualified for the Section 883 Exemption for the year ended December 31, 2009, or our 2009 Year, and we will take this position for U.S. federal income tax return reporting purposes. However, there are legal uncertainties involved in this determination, and therefore, no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position. Further, we can give no assurance regarding our continued qualification for the Section 883 Exemption due to the factual nature of determining whether the exemption applies for any taxable year. If we or our subsidiaries are not entitled to the Section 883 Exemption for a taxable year, we or our subsidiaries generally would be subject to a 4% U.S. federal gross income tax on our U.S. source transportation income for such year. The imposition of this taxation would result in decreased earnings available for distribution to our shareholders and could have a negative effect on our business. Please refer to “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company” for additional information related to the Section 883 Exemption.

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

Based on the current and expected composition of our assets and income (and that of our subsidiaries), we believe that we were not a PFIC for our 2009 Year, and we do not expect to become a PFIC with respect to any other taxable year. However, there are legal uncertainties involved in this determination, including Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), in which the United States Court of Appeals for the Fifth Circuit concluded that certain time charters were appropriately characterized as leases rather than service agreements for purposes of the foreign sales corporation provisions of the Internal Revenue Code of 1986, as amended, or the Code. While the court’s conclusion was contrary to the position of the U.S. Internal Revenue Service, or IRS, that the time charters should be treated as services agreements, the Tidewater decision may heighten the risk of a challenge regarding our status and the status of shipping companies that engage in time chartering operations generally. Therefore, no assurance can be given that the IRS will accept our position. Further, our PFIC status for any taxable year will not be determinable until after the end of such taxable year, and accordingly, there can be no assurance that we will not be treated as PFIC for any future taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Shareholders—PFIC Status and Significant Tax Consequences.”

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

A.    History and Development of the Company

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships and we charter them pursuant to long-term, fixed-rate time charters to major container liner companies. As of December 31, 2009, we owned and operated a fleet of 42 containerships and have entered into contracts for the purchase of an additional 21 containerships and contracts to lease an additional five containerships. Customers for our current operating fleet are CSCL Asia, HL USA, APM, COSCON, CSAV and MOL. Customers for the additional 26 vessels will include MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, CSAV, and COSCON. Our primary objective is to continue to grow our business through accretive acquisitions over the mid to long-term and as market conditions allow.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of December 31, 2009, the charters on the 42 vessels in our operating fleet had an average remaining term of 7.1 years plus certain options.

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

As of December 31, 2009 we owned and operated a fleet of 42 containerships and have entered into contracts to purchase an additional 21 containerships and to lease an additional five containerships. The average age of the 42 vessels in our fleet was 4.9 years as of December 31, 2009. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 22 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of CSCL. Nine containerships in our current fleet are under time charters with HL USA, an affiliate of TUI AG, or TUI. Our four 4800 TEU vessels are chartered to APM. Our two 3500 TEU vessels are under time charters with COSCON. Two of our 4250 TEU vessels are under time charters with CSAV. Our three 5100 TEU vessels are under time charters with MOL. The 26 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis to well established container liner companies.

Most of our charterers’ container shipping business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Manager and certain of its wholly-owned subsidiaries provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing supplies, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides limited ship management services to Dennis R. Washington’s personal vessel owning companies.

As of December 31, 2009, our Manager and its subsidiaries employed approximately 1,600 seagoing staff and approximately 100 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability and safety. Our Manager achieves its standards by employing the following methods, among others:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

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

Each of the vessels in our fleet is subject to a long-term time charter. Currently, 22 containerships in our fleet are subject to charters with CSCL Asia, a subsidiary of CSCL. Nine containerships are subject to charters with HL USA, a subsidiary of Hapag-Lloyd. Four vessels are subject to charters with APM, and two vessels are subject to time charters with COSCON. Two of our 4250 TEU vessels are under time charters with CSAV. Our three 5100 TEU vessels are under time charters with MOL.

With respect to the vessels on charter to HL USA, CP Ships has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd AG has provided a guarantee of the obligations and liabilities of CP Ships under the original guarantee. For the vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Each of the 26 vessels that will be delivered over approximately the next 30 months is also subject to a long-term time charter. One containership is subject to a time charter with MOL, two are subject to charters with CSAV, seven are subject to charters with K-Line and the remaining 16 containerships are subject to charters with COSCON.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. APM has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of the 22 vessels in our current fleet that are chartered to CSCL Asia are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The two charters for the 9600 TEU vessels have terms of 12 years, the charters for the remaining five 4250 TEU vessels in our current fleet chartered to CSCL Asia and the eight 2500 TEU vessels in our current fleet that are chartered to CSCL Asia, are all subject to charters of 12 years.

The charter periods of the four 4800 TEU vessels in our current fleet that are chartered to APM have initial terms of five years, two consecutive one-year options and a final two-year option; however, APM had the option to reduce initial terms on one or two vessels by up to nine months from the five year term, so long as it increased an initial period which is correspondingly beyond five years for the same number of vessels. APM did not exercise this option.

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

The charter periods for the three 5100 TEU vessels in our current fleet and the remaining 5100 TEU vessel under construction that are chartered or will be chartered to MOL, as the case may be, are subject to 12 years charters. There is no option to extend beyond the initial term.

The initial term of each of the time charters with HL USA for nine of our 4250 TEU vessels is three years. HL USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless HL USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If HL USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million per vessel. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter is extended for the full ten years, HL USA has an option to extend the term for two additional one-year periods.

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

The charter periods for the two 4250 TEU vessels in our current fleet and the remaining two 4250 TEU vessels that are under construction, which are chartered or will be chartered to CSAV, as the case may be, are six years. There is no option to extend beyond the initial term.

Recently, there have been a number of incidents in the shipping industry of customers attempting to renegotiate existing time charters down to lower rates. In April 2009, we received requests from CSAV to participate in their restructuring plan and renegotiate the payment terms of our charters with them. We declined to participate in the restructuring plan and related renegotiation. On July 30, 2009, we also received a request from Hapag-Lloyd related to the continuation of our charter parties with them on amended terms. We do not intend to renegotiate the main terms of our charter parties with HL USA. Although none of our other customers have attempted to renegotiate our time charter rates, it is important to recognize this possibility. For more information on risks associated with customer renegotiation, please see “Risk Factors—Risks Inherent in Our Business—The business and activity levels of many of our charterers, shipbuilders and related parties and their respective ability to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be impacted by the current deterioration in the credit markets,” “—If a more active short-term or spot container shipping market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates” “—Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition” and “—Forty of the vessels in our current or contracted fleet are or will be chartered to Chinese customers. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers could have a material adverse impact on our results of operations, financial condition and ability to pay dividends.”

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

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. Our Manager provides these services to us pursuant to the management agreements between us. Please read “Information on the Company—B. Business Overview—Management Related Agreements” for a description of the material terms of the management agreements.

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

Change of Control

Under our time charters with HL USA, HL USA’s prior consent is required to make any material change in our ownership or voting control. HL USA cannot unreasonably withhold such consent. None of CSCL Asia, APM, MOL, COSCON, CSAV or K-Line have similar rights under their charters with us.

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

There is no similar provision in the time charters with APM relating to the sale of the vessels.

Charterers

The following information about our charterers is as of December 31, 2009:

Charterer	Number of Vessels in our current operating fleet	Number of Vessels to be delivered	Total vessels upon all deliveries
CSCL Asia	22	—	22
HL USA	9	—	9
APM	4	—	4
COSCON	2	16	18
CSAV	2	2	4
MOL	3	1	4
K-Line	—	7	7

Total	42	26	68

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

Management Related Agreements

The following summary of the material terms of the management related agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the management agreements, omnibus agreement, the employment agreement with Gerry Wang, as amended, the employment agreement with Graham Porter and the change of control plan. Capitalized words and expressions used herein and defined in the management agreements shall have the same meaning herein as therein defined. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read each of the management agreements, the entire omnibus agreement, the employment agreement with Gerry Wang, as amended, the employment agreement with Graham Porter and the change of control agreement, each of which is incorporated herein by reference.

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

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager, the provision of which is currently governed by seven management agreements:

•	the amended and restated management agreement for our initial fleet chartered to CSCL Asia and HL USA and the 4800 TEU vessels chartered to APM, or the Initial Management Agreement;

•	the vessel management agreement for the 5100 TEU vessels chartered to MOL, or the 5100 Management Agreement;

•	the vessel management agreement for eight of ten 2500 TEU vessels, which are chartered to CSCL Asia, and the 3500 TEU vessels chartered to COSCON, or the 2500/3500 Management Agreement;

•

the vessel management agreement for two of ten 2500 TEU vessels, which are chartered to K-Line, the four 4250 TEU vessels chartered to CSAV and the eight 8500 TEU vessels chartered to COSCON, or the 2500/4250/8500 Management Agreement;

•	the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2177 and S452, or the 2177/S452 Management Agreement;

•	the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2178 and S453, or the 2178/S453 Management Agreement; and

•	the vessel management agreement for two of our 13100 TEU vessels chartered to COSCON with hull numbers 2179 and S454, or the 2179/S454 Management Agreement.

Under our management agreements, our Manager is responsible for providing us with certain services, in each case, at the direction of our board of directors, which include the following:

•

technical services, which include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging for the training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, and attending to all other technical matters necessary to run our business (provision of technical services and related costs are paid for by our Manager at its cost and in return for its technical services, our Manager receives fixed daily technical services fees);

•

administrative services, which include assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with the U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the SEC pursuant to the Exchange Act, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, arranging for the licensing to us of the tradename “Seaspan” and associated logos, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•

strategic services, which include chartering our vessels, managing our relationships with our charter parties, identifying and negotiating the purchase and sale of vessels and arranging for financing of such vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working on the integration of any acquired business, providing pre-delivery services for vessels, including overseeing and supervising the plan approval and construction of new vessels and negotiating shipbuilding contracts and liaising with the shipbuilders, and providing such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

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

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis once the vessels have been delivered. During 2008, in accordance with the terms of the management agreements, we negotiated with the Manager and agreed to the fixed fees for the three year period commencing January 1, 2009. Effective January 1, 2009, the fixed fees were as follows:

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

In connection with providing us strategic services, our Manager’s affiliate acquired 100 incentive shares for $1,000 concurrently with our initial public offering. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common shares reach certain specified targets, beginning with the first target of $0.485 per share, and the Company has an adequate operating surplus to pay such a dividend. On January 22, 2010, we announced a quarterly cash dividend of $0.10 per common share. Under the terms of the Initial Management Agreement, we have the right to reacquire the incentive shares from our Manager’s affiliate at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

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

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the Initial Management Agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for one half of this amount under the Initial Management Agreement. Pursuant to this agreement, Mr. Porter serves as the chief executive officer of Seaspan Advisory. While the initial term of the agreement expired on December 31, 2008, the term has continued to automatically renew for a one year period and will continue to do so on December 31 of each subsequent year for an additional one-year term unless written notice of termination is provided between 180 days and 210 days prior to such date. No such termination notice has been provided to date.

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

A change of control does not include certain events involving certain of the original founders of SCLL including Dennis R. Washington, Kyle R. Washington, Kevin L. Washington, Gerry Wang or Graham Porter or any of their respective affiliates.

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

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every five years for special surveys. Should any defects be found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This agreement was amended and restated on May 11, 2007. The amended and restated credit agreement, or the $1.3 Billion Credit Agreement, provides for a $1.3 billion single-tranche senior secured, seven year revolving credit facility. The borrowings of the facility may be used to finance vessel acquisitions, to refinance vessels already acquired by us and for general corporate purposes. The facility maturity date is May 11, 2015.

Our obligations under the $1.3 Billion Credit Agreement are secured by, among other things, first and second priority mortgages on the vessels of our initial fleet as well as the 4800 TEU vessels. Also, the facility is secured by a first-priority assignment of earnings related to these same vessels, including time-charter revenues, and a first-priority assignment of insurance proceeds.

Until August 11, 2012, we will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels, on a without charter basis as required by our credit facility, that are collateralized. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to purchase additional vessels so long as the loan to value ratio does not exceed 80%, or the Overadvance Loan. The vessels purchased will then become additional security under the facility. As of December 31, 2009, we have drawn approximately $1.0 billion of our $1.3 Billion Credit Facility. Based on a valuation of the vessels financed under the $1.3 Billion Credit Facility that was obtained in December of 2009 (which was on a without charter basis as required by our credit facility), we are currently unable to borrow the remaining approximately $267 million available under this facility.

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

The $365 Million Credit Facility is split into two separate tranches, one to partially fund the acquisition of our two 3500 TEU vessels and the second to partially fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances. Our obligations under the $365 Million Credit Facility are secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU vessels. Also, the facility is secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues, and any insurance proceeds and first priority assignments of shipbuilding contracts and related refund guarantees.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning March 31, 2008, the total amounts available for borrowing under the first tranche were reduced and will continue to be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid. Beginning March 18, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually in accordance with the commitment reduction schedule until the maturity date, at which time the outstanding balance shall be repaid.

Indebtedness under the $365 Million Credit Facility bears interest at a rate equal to LIBOR plus 0.850% until approximately July 5, 2013, for the first tranche, and August 31, 2015, for the second tranche, and LIBOR plus 0.925% thereafter for both tranches. We incur a commitment fee on the undrawn portion of the $365 Million Credit Facility at a rate of 0.30% per annum.

We are subject to other customary conditions before we may borrow under the $365 Million Credit Facility, including that no event of default is ongoing and there having been no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the $365 Million Credit Facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

The $365 Million Credit Facility contains certain financial covenants including covenants requiring Seaspan Corporation to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios similar to those of the $1.3 Billion Credit Agreement.

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

On October 16, 2006, we entered into a $218.4 million credit facility agreement, or the $218.4 Million Credit Agreement. The funds drawn under this facility will be used to partially finance the construction of the four 5100 TEU vessels. The facility maturity date is December 23, 2021.

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

Beginning on June 23, 2013, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% to 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

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

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2022. Our obligations under the $920 Million Credit Facility are or will be secured by, among other things, assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

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

We may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the credit agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a shipbuilding contract may only be re-borrowed in certain limited circumstances.

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

On December 28, 2007, we entered into a secured reducing revolving $150.0 million credit facility agreement, as amended, or the $150 Million Credit Agreement, with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels, one of which will be constructed by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023. Our obligations under the $150 Million Credit Facility are or will be secured by, among other things, pre-delivery assignments of the shipbuilding contracts and refund guarantees for the vessels, assignments of time charter and earnings, a pledge of shares in the borrowers by us, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the $150 Million Credit Agreement, we may borrow for each vessel up to the lesser of $75 million and 65% of the vessel delivered costs (as defined in the credit agreement) for that vessel, provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that a vessel is not delivered by November 27, 2012. Commencing on the earlier of six months after the delivery date of the last vessel and October 27, 2012, the $150 Million Credit Facility will reduce by consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date we must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the credit agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a shipbuilding contract may only be re-borrowed in certain limited circumstances.

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

Our obligations under the $291.2 Million Credit Agreement are or will be secured by, among other things, assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea, or KEXIM.

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

The final maturity date for the $235.3 Million Credit Facility is the earlier of the twelfth anniversary of the delivery date of the last vessel relating to the facility delivered and February 6, 2024. Our obligations under the credit agreement are or will be secured by, among other things, assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

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

We may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the $235.3 Million Credit Agreement may be re-borrowed. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies, or the KEIC Insurance, cease to be valid or enforceable in any material respect other than in certain circumstances.

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

Recent Equity Offerings

Public Offering of Common Shares April 2008

On April 16, 2008, we issued 7,663,300 common shares at a public offering price of $27.25 per share. This amount includes 7,000,000 common shares sold in an underwritten public offering and 663,300 shares sold directly to certain executive officers and directors, certain affiliates of our Manager and certain of their executive officers and Dennis R. Washington in a concurrent sale. On May 5, 2008, we issued 1,050,000 common shares as a result of the underwriters’ exercise of the entire over-allotment option granted to them in connection with the April 2008 public common share offering. Our net proceeds from the underwritten public offering, including the exercise of the over-allotment option, after deducting underwriting discounts but before offering expenses, were $210.6 million. The net proceeds from the concurrent sale were $18.1 million. We used the net proceeds from the public offering and the concurrent sale for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions.

Our Dividend Reinvestment Plan

On May 29, 2008, we instituted a dividend reinvestment plan, or the DRIP. The plan allows interested shareholders to reinvest all or a portion of their cash dividends in our common shares without paying any brokerage commission or service charge. During the year ended December 31, 2009, 852,230 shares were issued through the participation in the DRIP resulting in the re-investment of $7.1 million.

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

On January 22, 2009, we entered into a preferred stock purchase agreement, or the Preferred Share Purchase Agreement, to issue and sell shares of 12% Cumulative Preferred Stock—Series A, par value $0.01 per share, to Dennis R. Washington, Kevin L. Washington, Kyle R. Washington, who is our chairman, and Graham Porter, through certain of their respective affiliates, or the Investors, for $200 million. Under the Preferred Share Purchase Agreement, the Series A Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009 and the second tranche closed on October 1, 2009. The Series A Preferred Shares have not been registered under the Securities Act.

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

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to pollution prevention and procedures, technical standards, oil spills management, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of the vessels we have agreed to purchase are generally Annex VI compliant. Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States. The United States deposited its instrument of ratification with IMO on October 8, 2008, and Annex VI entered into force for the United States on January 8, 2009. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels. These amendments call for a new interim fuel standard beginning in

2010, the use of low sulfur fuel by 2015, and the use of advanced technology engines designed to reduce emissions of nitrogen oxide by 2016. These requirements could require modifications to our vessels to achieve compliance. The Company is evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

Shortly after ratifying Annex VI, the United States, along with Canada, proposed the designation of an Emission Control Area (“ECA”) for specific portions of U.S. and Canadian coastal waters in March 2009. This action would control the emission of NOx, SOx, and particulate matter from ocean-going ships. On July 17, 2009, the joint proposal from the United States and Canada to amend MARPOL Annex VI to designate specific areas these coastal waters as an ECA was accepted in principle at the IMO. The proposal will circulate among member states for six months. In March 2010, member states who are parties to MARPOL Annex VI will vote to adopt an amendment designating the North American ECA. The approved ECA may enter into force as early as August 2012. New requirements associated with the ECA may increase the cost of operating our vessels in U.S. and Canadian waters.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our current fleet are ISM code-certified.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 31, 2010, the BWM Convention has not yet been adopted by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011 were adopted by the requisite number of states to lead to an earlier effective date.

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

Ballast Water Management

The U.S. Environmental Protection Agency, or the EPA, had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from the Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in so exempting ballast water from regulation under the act. On September 18, 2006, the court issued an order invalidating the exclusion in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels must comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in early procedural stages of litigation. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations.

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

In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, Michigan has approved a law requiring vessels to obtain a ballast water discharge permit to operate in state waters and use certain technologies to prevent the introduction of non-native species into waters of the state. The Michigan Department of Environmental Quality has approved four options for ballast water treatment that involve sodium hypochlorite, chlorine dioxide, ultraviolet light radiation, or de-oxygenation. The use of these technologies may be costly for oceangoing vessels operating in Michigan ports to implement. The Sixth Circuit rejected a challenge to this law in November 2007, and it is unclear if it will be challenged on other grounds.

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

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in August 2009, the EPA issued a Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. This rule was finalized in December, 2009, and contains standards consistent with Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. The rule’s emission standards apply in two stages: near-term standards for newly-built engines will apply beginning in 2011, and long-term standards requiring an 80 percent reduction in nitrogen dioxides (NOx) will begin in 2016. To the extent that these rules apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

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

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels. These regulations became legally effective on July 1, 2009.

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

Environmental Enforcement Act

The Environmental Enforcement Act, or EEA, received Royal Assent in June 2009 and amends nine existing statutes that are administered by Environment Canada and the Parks Canada Agency, including CEPA and the MBCA. Key provisions of the EEA raise maximum fines and introduce minimum fines for the first time. In particular, the EEA raises maximum fines to as high as $6 million and establishes minimum fines for serious offences which range between $5,000 for individuals and $500,000 for large corporations and vessels or ships of 7,500 tonnes deadweight or over (the minimum fine for serious offences by small corporations and vessels or ships of less than 7,500 tonnes deadweight ranges between $25,000 and $75,000). Furthermore, the EEA provides enforcement officers with new powers to investigate cases and grants courts new sentencing authorities to ensure that penalties reflect the seriousness of the pollution and wildlife offences. The EEA is not yet in force and no coming into force date has been announced.

An Act to Amend the Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999

Passed in 2005, an Act To Amend The Migratory Birds Convention Act, 1994, and the Canadian Environmental Protection Act, 1999 clarifies existing prohibitions, expands the investigative and enforcement powers of Environment Canada and provides the government with the ability to enforce the two statutes effectively in Canada’s Exclusive Economic Zone. The act also creates or amends a number of strict liability offences. Other amendments effected by the act include:

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

Marine Liability Act

The Marine Liability Act, which came into force on August 8, 2001, is the principal legislation dealing with liability of ship owners and operators in relation to passengers, cargo, pollution and property damage. The Marine Liability Act implements the 1992 International Convention on Civil Liability for Oil Pollution Damage (the CLC or Civil Liability Convention) and the 1992 International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage (the IOPC or Fund Convention). The Marine Liability Act creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

In 2009, amendments were made to the Marine Liability Act to enable the implementation of two additional international maritime conventions on pollution liability and compensation, the Supplementary Fund Protocol of 2003 to the 1992 International Oil Pollution Compensation Fund and the International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001. The amendments also introduce the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada, and the establishment of a general limitation period of three years in federal law for maritime claims where a limitation period does not currently exist.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States. In addition, EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by EPA pursuant to this authority have not involved ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

In Canada, the British Columbia Legislature passed the Greenhouse Gas Reduction Targets Act in late 2007 and brought it into force on January 1, 2008. It sets a province-wide 33% reduction in the 2007 level of greenhouse gas emissions by 2020. As part of British Columbia’s plan to implement the Western Climate Initiative’s cap-and-trade system, a regulation requiring the reporting of greenhouse gas emissions was approved under the authority of the Greenhouse Gas Reduction (Cap and Trade) Act in November 2009. The Reporting Regulation came into effect on January 1, 2010 and requires operations that are located in British Columbia and emitting 10,000 tonnes or more of carbon dioxide equivalent per year to report greenhouse gas emissions to the British Columbia Ministry of Environment. Those reporting operations with emissions of 25,000 tonnes or greater are required to have emissions reports verified by a third party. However certain sectors are exempt from the Reporting Regulation, including marine transportation.

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

C.    Organizational Structure

We incorporated three wholly-owned subsidiary companies in 2007: Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. In 2009, we incorporated an additional wholly-owned subsidiary company: Seaspan (Asia) Corporation. Seaspan (Asia) Corporation incorporated three wholly-owned subsidiary companies in 2009: Seaspan Containership 2181 Ltd., Seaspan Containership 2177 Ltd., and Seaspan Containership S452 Ltd. Each of our subsidiary companies, and their wholly owned subsidiaries, was incorporated in the Marshall Islands.

D.    Property, Plants and Equipment

Our Fleet

As of December 31, 2009, we owned and operated a fleet of 42 containerships and have entered into contracts to purchase or lease an additional 26 containerships. The average age of our fleet of 42 vessels was 4.9 years as of December 31, 2009.

The following table summarizes facts regarding the size and capacity for the 42 vessels in operation as of December 31, 2009:

			Approximate Vessel Dimensions and Gross Tonnage				Classification Society
Vessel Class (TEU)	# of Vessels	Shipyard	Length	Width	Depth	Gross Tonnage	Design, Construction & Inspection	Operation
			(in meters)			(tons)
9600	2	Samsung	336.7	45.6	27.2	108,069	Lloyd’s (1)	Lloyd’s (1)
8500	2	Samsung	334.0	42.8	24.6	90,645	Lloyd’s (1)	Lloyd’s (1)
5100	3	HHI	294.1	32.2	22.1	54,940	Lloyd’s (1)	DNV (3)
4800	4	Odense-Lindo	294.2	32.2	21.5	52,191	Lloyd’s (1)	Lloyd’s (1)
4250	19	Samsung	260.0	32.3	19.3	39,941	Lloyd’s (1)	Lloyd’s (1) & DNV (3)
4250	2	New Jiangsu	261.0	32.3	19.3	40,541	Germanischer (2)	DNV (3)
3500	2	Zhejiang	231.0	32.2	18.8	35,988	Germanischer (2)	DNV (3)
2500	8	Jiangsu	208.9	29.8	16.4	26,404	Lloyd’s (1)	Lloyd’s (1)

	42

(1)	Lloyd’s Register of Shipping, or Lloyd’s

(2)	Germanischer Lloyd, or Germanischer

(3)	Det Norske Veritas, or DNV

The following table summarizes key facts regarding the time charters for the 42 vessels in operation as of December 31, 2009:

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(1)
CSCL Oceania (3)	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
MOL Emerald	5100	4/30/09	2009	MOL	12 years	28.9
MOL Eminence	5100	8/31/09	2009	MOL	12 years	28.9
MOL Emissary	5100	11/20/09	2009	MOL	12 years	28.9
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap Victor (5)	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap York	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
MSC Ancona	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(6)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(8)
CSAV Loncomilla	4250	4/28/09	2009	CSAV	6 years	25.9
CSAV Lumaco	4250	5/14/09	2009	CSAV	6 years	25.9
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/15/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Montevideo	2500	9/6/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL São Paulo	2500	8/11/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Lima	2500	10/15/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Santiago	2500	11/8/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL San Jose	2500	12/1/08	2008	CSCL Asia	12 years	16.8	(10)
CSCL Callao	2500	4/10/09	2009	CSCL Asia	12 years	16.8	(10)
CSCL Manzanillo	2500	9/21/09	2009	CSCL Asia	12 years	16.8	(10)

(1)	CSCL Asia has a charter period of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(2)	CSCL Asia has an initial charter period of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.

(3)	The MSC Belgium was renamed CSCL Oceania on or about September 5, 2009 following the end of its sub-charter by CSCL Asia to Mediterranean Shipping Company S.A.

(4)	APM has a initial charter period of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial charter period on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial charter period that is correspondingly greater than 5 years for the same number of vessels. In addition, we pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

(5)	The name of the Maersk Matane was changed to Cap Victor on or about August 7, 2009 in connection with the subcharter of the vessel by APM to Hamburg Süd;

(6)	CSCL Asia has an initial charter period of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(7)	CSCL Asia has an initial charter period of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(8)	HL USA has an initial charter period of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

(9)	For these charters, the initial charter period is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial charter period. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial charter periods of the charters for the New Delhi Express, the Dubai Express, the Jakarta Express, the Saigon Express, the Lahore Express, the Rio Grande Express and the Santos Express have expired, and these charters have automatically extended pursuant to their terms. As at December 31, 2009, no notice of non-renewal has been received for the remaining two vessels.

(10)	CSCL Asia has a charter period of 12 years with a charter rate of $16,750 per day for the first six years of the charter period, increasing to $16,900 per day for the second 6 years.

New Vessel Contracts

At December 31, 2009, we had contracted to purchase or lease, as the case may be, 26 additional containerships that are currently or will be under construction. These consist of two 2500 TEU vessels, two 4250 TEU vessels, five 4500 TEU vessels, one 5100 TEU vessel, eight 8500 TEU vessels and eight 13100 TEU vessels. We expect to take delivery of these 26 containerships over approximately the next 30 months. To fund the remaining portion of the price of the vessels we have contracted to purchase, or lease as the case may be, we need to raise in the range of approximately $180 million to $240 million in common or other equity and or other forms of capital beginning no later than approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately the second quarter of 2012. This amount of capital is based on a quarterly dividend of $0.10 per common share. The amount of capital required decreased from a range of approximately $500 million to $600 million because of the decision of our board of directors to reduce the quarterly dividend from $0.475 to $0.10 per share as announced on April 28, 2009. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. The reduction will enable Seaspan to retain an approximate additional amount of $100 million per year that can be redeployed to fund its newbuilding program.

As a result of the recent economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 26 vessels that we have contracted to purchase or lease, as the case may be, over the next 30 months. In this regard, we entered into agreements with some of our shipyards whereby under certain circumstances we had the option to delay the delivery of up to 15 of the newbuilding vessels that we have contracted to purchase. In July 2009, we exercised the option to delay the delivery of 11 of the 15 vessels and we deferred the delivery dates for those vessels for periods ranging from two to 15 months from the dates agreed to under the original shipbuilding contracts. We did not exercise the option to delay the delivery of the remaining four vessels. As set out in the option agreements, we will compensate the shipyards for their costs and expenses related to the deferral at the time we pay the final installment to the shipyards. The shipbuilding contracts and time charters have been amended to reflect the deferred dates.

Two of our shipyards also agreed to delay the delivery of five additional vessels that were not subject to option agreements. The deferrals are for a period of approximately nine months from the dates that were agreed to under the original shipbuilding contract. The shipbuilding contracts and time charters for these five vessels have been amended to allow for the new delivery dates.

We previously agreed to acquire ten 2500 TEU vessels from Jiangsu as each vessel is delivered and passes inspection, each vessel to be built at Jiangsu’s shipyard in Jiangsu Province, China. The average contractual purchase price for these 2500 TEU vessels is $41.4 million per vessel. Six of these vessels were delivered in 2008 and two were delivered in 2009. These eight vessels are currently operating under twelve-year time charters with CSCL Asia. The remaining two vessels will be subject to ten-year time charters with K-Line, commencing upon delivery.

We previously agreed to acquire four 4250 TEU vessels from New Jiangsu as each vessel is delivered and passes inspection, each vessel to be built by New Jiangsu at its shipyard in Jiangsu Province, China. The contractual purchase price is $61.4 million per vessel. Two of these vessels were delivered in 2009 and are currently operating under six-year time charters with CSAV. The remaining two vessels 4250 will be subject to a six-year time charter with CSAV, commencing upon delivery.

We previously agreed to acquire four 5100 TEU vessels from HHI as each vessel is delivered and passes inspection, each vessel to be built by HHI at its shipyard in Ulsan, South Korea. The contractual purchase price is $77.4 million per vessel. Three of these vessels were delivered in 2009 and are currently operating under twelve-year time charters with MOL. The remaining vessel will be subject to a twelve-year time charter with MOL, commencing upon delivery.

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

We have also agreed to lease five 4500 TEU vessels from Peony as each vessel is delivered to Peony and passes inspection. These five vessels will be built by Samsung at its shipyard in Geoje Island, South Korea. Each 4500 TEU vessel will be subject to a twelve-year time charter with K-Line with two three-year options, commencing upon delivery.

For the exercise of options to defer vessels as described above, we will pay an aggregate additional $19.0 million on our new vessel contracts.

As of December 31, 2009, the 21 newbuilding containerships that we have contracted to purchase and the five that we have contracted to lease are currently or will be under construction and consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Daily Charter Rate		Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		HHI
Hull No. S453	13100	12 years	COSCON	55.0		HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		HHI
Hull No. S454	13100	12 years	COSCON	55.0		HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	55.0		HHI
COSCO Japan	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Korea	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Philippines	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Malaysia	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Indonesia	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Thailand	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Pakistan	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
COSCO Vietnam	8500	12 years + three one- year options	COSCON	42.9	(2)	HHI
MOL Empire	5100	12 years	MOL	28.9		HHI
Brotonne Bridge	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Brevik Bridge	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Bilbao Bridge	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Berlin Bridge	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
Budapest Bridge	4500	12 years + two three- year options	K-Line	34.3	(3)	Samsung
CSAV Lingue	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lebu	4250	6 years	CSAV	25.9		New Jiangsu
Guayaquil Bridge	2500	10 years	K-Line	17.9		Jiangsu
Calicanto Bridge	2500	10 years	K-Line	17.9		Jiangsu

(1)	Each charter begins upon delivery of the vessel to the relevant charterer.

(2)	COSCON has an initial charter period of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.

(3)	K-Line has an initial charter period of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 for the first three-year option period and $42,500 for the second three-year option period.

The following chart details the estimated number of vessels in our fleet as we take contractual delivery (1):

		Forecasted
	Year Ended December 31,
	2009	2010	2011	2012
Deliveries	7	13	9	4

Operating Vessels	42	55	64	68

Total Capacity (TEU)	187,456	266,157	349,075	401,443

(1)	This table reflects the deferred delivery dates of the 16 vessels as previously described.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Since our initial public offering, our primary objective has been to continue to grow our business through accretive acquisitions over the mid to long-term and as market conditions allow in order to increase our dividend per share.

As of December 31, 2009, we owned and operated a fleet of 42 containerships and have entered into contracts to purchase or lease an additional 26 containerships. The average age of our fleet of 42 vessels was 4.9 years as of December 31, 2009. Please read “Information on the Company—D. Property, Plants and Equipment—Our Fleet” for more information.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 22 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia is a subsidiary of CSCL and is listed on the Hong Kong Stock Exchange. CSCL Asia primarily operates in the China trade routes. Nine containerships in our fleet are under time charters with HL USA, which is an affiliate of Hapag-Lloyd. Our four 4800 TEU vessels are chartered to APM. Two containerships are currently chartered to COSCON. Our three 5100 TEU vessels are chartered to MOL, and two of our 4250 TEU containerships are currently chartered to CSAV. The 26 containerships that we have contracted to purchase or lease, as the case may be, are similarly under long-term charters. Sixteen of those vessels are under time charters with COSCON, seven with K-Line, one with MOL and two with CSAV. For more information on our charterers and the provisions of our time charter contracts, please read “Information on the Company—B. Business Overview—Time Charters.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

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

Repairs and maintenance normally performed on an operational vessel either at port or at sea are limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised.

Major overhaul performed during dry-docking is differentiated from normal operating repairs and maintenance by these factors: safety, operational priorities, dry-dock specific equipment, shore contractor skills, time and earnings capability. A vessel at dry-dock under the requirements of a classification society must perform certain assessments, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems. Such shutdowns are either not allowed during a regular port call or are operationally difficult to effect and extremely unsafe at sea. Below water inspection and overhaul (such as hull steel replacement and the painting/resurfacing of the hull, rudder, propeller or thrusters) and the examination of internal tanks, engine casing integrity and internal engine components require access to areas normally filled or enveloped with water, lubes or fuel and are extremely hazardous during vessel operations even at port. Other areas not accessible for major overhaul during vessel operations include cargo holds, hatch covers, and main switchboard, which are continuously involved in the vessel’s activities. Additional specialized equipment required to access and maneuver vessel components such as hatch covers, which weigh approximately 32 tons, and engine room blowers are not available at regular ports and such activities have an impact on revenue.

A regular port visit requires a vessel to continuously unload and reload containers and the vessel must clear the port within a short timeframe. Major overhauls during dry-dock, where components are dismantled, examined, altered, replaced, resealed and refinished, may take days to complete far beyond the duration of a port call. Additionally, specialized shore skills from contractors and dry-dock specific equipment are required to perform a major comprehensive overhaul. Examination of large complex engine components, electrical systems, pipes and valves, internal tanks, the aggregate of which encompasses a vast portion of the vessel, are unsafe to examine during continuous vessel operations and are, therefore, deferred to a safe dry-dock environment. Minimizing container port stay mitigates the risk of off-hire and reduced revenues, while a major overhaul during dry-dock, which may include technological changes, can help control future costs and, in combination, enhance long term profitability.

The major components of dry-docking costs include: 1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); 2) non-yard costs which includes the paint, technician service costs and parts ordered specifically for dry-dock; and 3) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

We currently defer dry-docking amounts based on the costs incurred under the management agreements. At the date of our initial public offering, certain amounts were paid by our predecessor to our Manager for expected dry-docking liabilities relating to certain vessels currently in operation. These amounts are not included in our consolidated financial statements as they are recorded by our Manager. As of December 31, 2009, we estimate that the five-year China based dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.6 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-docking costs were deferred, the expected annual amortization of dry-docking costs would be approximately $3.8 million for the 42 vessels in our fleet as of December 31, 2009. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability and changes in trade routes made by the charterer, which may cause actual costs to be materially different than current estimates. We will reimburse the Manager for the amount of dry-docking costs that are considered to be “extraordinary costs and expenses” as defined in the management agreements.

Vessel Lives

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

Impairment of Long-lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in vessels. At December 31, 2009, the net book value of our vessels was $3.5 billion. We estimate the useful lives of vessels and this is used as the basis for recording depreciation and amortization. Recoverability of vessels is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value.

We test our long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events or changes in circumstances related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which it is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect its value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with its use. To the extent that there has been a general decline in the market value of vessels, we will analyze our vessels for impairment to the extent that the decline in market value is expected to impact the future cash flows of the vessel. In cases where the vessel being analyzed is under a long-term charter party agreement, a decline in the current market value of the vessel may not impact the recoverability of its carrying value.

There are two key variables that impact our estimate of future cash flows: (1) the length and rates of any current time charter and management arrangements, and (2) the terms of any arrangements entered into beyond the current time charter. Cash flow estimates are based on current contractual rates, to the extent such information is available. Longer term rate estimates are based on our view of long-term supply and demand and consideration is given to many factors including but not limited to estimates of changes in general economic conditions, future shipping capacity, and the global industry cost structure. Changes in these assumptions will impact our estimates of future cash flows. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to our vessels.

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

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with guidance on disclosures about derivative instruments and hedging activities (FASB ASC 815), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that qualify for hedge accounting and are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when and where the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively. Furthermore, for hedges that may be highly effective or may continue to be highly effective for accounting purposes, we may not elect to apply hedge accounting or may prospectively discontinue hedge accounting for such hedges.

When we de-designate a hedging relationship and discontinue hedge accounting, we evaluate the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation date are recognized in earnings when the related settlements under the interest rate swap occur.

For interest rate swap agreements and the swaption agreement that are not designated as hedging instruments or have been de-designated, we record changes in the fair value of these instruments in earnings.

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

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance on the consolidation of variable interest entities that the Company will apply prospectively effective January 1, 2010. The new guidance will change the evaluation of when a variable interest entity should be consolidated and requires additional disclosures about a reporting entity’s involvement in variable interest entities. The Company is currently evaluating the impact of this new guidance.

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

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight”.

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class”.

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

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses”.

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

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following discussion of our financial condition and results of operations is for the years ended December 31, 2009 and 2008. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2009 and 2008.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Statement of operations data (in thousands of dollars):
Revenue	$285,594	$229,405
Operating expenses:
Ship operating	80,162	54,416
Depreciation	69,996	57,448
General and administrative	7,968	8,895

Operating earnings	127,468	108,646
Other expenses (income):
Interest expense	21,194	33,035
Interest income	(311)	(694)
Undrawn credit facility fee	4,641	5,251
Amortization of deferred charges	2,042	1,825
Change in fair value of financial instruments	(46,450)	268,575
Other expenses	1,100	—

Net earnings (loss)	$145,252	$(199,346)

Common shares outstanding at year end:	67,734,811	66,800,141
Per share data (in dollars):
Basic earnings (loss) per class A and B common share	$1.94	$(3.12)
Diluted earnings (loss) per class A and B common share	$1.58	$(3.12)
Dividends paid per class A and B common share	$0.775	$1.90
Basic and diluted earnings (loss) per class C common share	$—	$—
Dividends paid per class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$94,576	$124,752
Investing activities	(409,520)	(634,782)
Financing activities	312,059	523,181

Net increase in cash and cash equivalents	$(2,885)	$13,151

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$133,400	$136,285
Vessels	3,485,350	3,126,489
Other assets	45,697	34,098

Total assets	$3,664,447	$3,296,872

Other liabilities	30,692	23,654
Fair value of financial instruments	280,445	414,769
Long-term debt	1,883,146	1,721,158
Other long-term liabilities	410,598	390,931
Shareholders’ equity	1,059,566	746,360

Total liabilities and shareholders’ equity	$3,664,447	$3,296,872

Other data:
Number of vessels in operation at period end	42	35
Average age of fleet in years at period end	4.9	4.8
TEU capacity at period end	187,456	158,483
Average remaining initial term on outstanding charters	7.1	7.6
Fleet utilization	99.7%	99.3%

In 2008, we accepted delivery of six vessels. We began 2009 with 35 vessels in operation and took delivery of seven newbuilding vessels during 2009 for a total of 42 vessels in operation at December 31, 2009. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

	Year Ended December 31,		Increase
	2009	2008	Days	%
Operating days	14,003	11,195	2,808	25.1%
Ownership days	14,041	11,277	2,764	24.5%

Financial Summary (in millions)	Year Ended December 31,		Change
	2009	2008	$	%
Revenue	$285.6	$229.4	$56.2	24.5%
Ship operating expenses	80.2	54.4	25.7	47.3%
Depreciation	70.0	57.4	12.5	21.8%
General and administrative expenses	8.0	8.9	(0.9)	(10.4%)
Interest expense	21.2	33.0	(11.8)	(35.8%)
Change in fair value of financial instruments	(46.5)	268.6	(315.0)	(117.3%)
Other expenses	1.1	—	1.1	100.0%

Revenue

The increase in revenue is due to an increase in operating days and the dollar impact thereof, for the year was due to the following:

	Operating Days impact	$ impact (in millions)
2009 vessel deliveries	1,259	$30.5
Full year contribution for 2008 vessel deliveries	1,534	25.7
Scheduled off-hire	(15)	(0.6)
Other *	30	0.6

Total	2,808	$56.2

*	Other includes the impact of: 59 fewer days of unscheduled off-hire off-set by the 29 day ownership impact due to the leap year in 2008 for the 29 vessels in operation at that time.

Vessel utilization was 99.7% for the year ended December 31, 2009, compared to 99.3% for the prior year.

Ship Operating Expenses

The increase in ship operating expense was partially due to the adjustment of technical services fees for the period commencing January 1, 2009 which increased the fees by approximately 23% from the initial technical services fees.

The increase in ownership days, and the dollar impact thereof, for the year was due to the following:

	Ownership Days impact	$ impact (in millions)
Adjustment of technical services fees *	(29)	$11.5
Full year contribution for 2008 vessel deliveries	1,522	8.2
2009 vessel deliveries	1,271	6.9
Fewer extraordinary ** costs and expenses not covered by the fixed fee	—	(0.9)

Total	2,764	$25.7

*	This 29 day ownership impact is due to the leap year in 2008 for the 29 vessels in operation at that time.

**	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by GAAP.

Depreciation

The increase in depreciation expense was due to the additional ownership days from the seven deliveries in 2009 and a full year for the 2008 deliveries.

General and Administrative Expenses

General and administrative expenses decreased primarily to lower share-based compensation and a reduction in discretionary activities.

Interest Expense

Interest expense is composed of interest at the variable rate plus margin incurred on debt for operating vessels and a non-cash reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Although the average operating debt balance was higher in the year ended December 31, 2009 compared to the prior year, interest expense decreased due to a decrease in LIBOR. The average LIBOR for the year ended December 31, 2009 was 0.4% compared to 3.0% for the prior year. Although we enter into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

The decrease in undrawn credit facility fees is due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 0.35% on our credit facilities, which are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 14.4%, or $0.2 million, to $1.5 million for the year ended December 31, 2009, from $1.3 million for the year ended December 31, 2008. Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. To the extent that the amortization of the deferred financing fees relates to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities are capitalized to the related vessels under construction.

Amortization relating to dry-dock is consistent with the prior year. We apply the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $46.5 million for the year ended December 31, 2009 compared to a loss of $268.6 million for the prior year. The change in fair value gain of $46.5 million for the year ended December 31, 2009 is due to increases in the forward LIBOR curve and overall market changes in credit risk since December 31, 2008. During the year ended December 31, 2009 and 2008, the change in fair value of financial instruments includes losses of $nil and $1.6 million, respectively, for ineffectiveness on interest rate swaps designated as hedges. Also, included in the change in fair value of financial instruments for the year ended December 31, 2008, is a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

On September 30, 2008, due to the compliance and expense burden associated with applying hedge accounting, we elected to prospectively de-designate all interest rate swaps for which we were applying hedge accounting treatment. As a result, from October 1, 2008, all of our interest rate swap agreements and our swaption agreement are marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations. Prior to de-designation on September 30, 2008, approximately 30% of the change in fair value was recorded in “Accumulated other comprehensive loss” in the equity section of our balance sheet for our designated swaps with the change in fair value of our non-designated swaps recorded in “Change in fair value of financial instruments” in the statement of operations.

Change in fair value of derivative financial instruments is a required accounting adjustment under financial reporting standards. At the end of each reporting period, we must record a mark-to-market adjustment for our interest rate swap agreements and swaption agreement as though the instruments were realized as of the reporting date.

Please read “Item 11—Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Other expenses

Additional charges of $1.1 million were accrued for in the three months ended June 30, 2009. This amount is due to the shipyards in connection with the 11 options of $0.1 million each that were exercised. These amounts are due at the deferred delivery date of each vessel and are considered to represent the cost of entering into the delivery deferral options in accordance with financial reporting standards and therefore were accrued for.

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

General and Administrative Expenses

General and administrative expenses increased by 48.1%, or $2.9 million, to $8.9 million for the year ended December 31, 2008, from $6.0 million for the prior period last year. Of the $2.9 million, approximately $1.4 million relates to share-based compensation for directors and officers, $0.6 million relates to professional fees, including accounting and legal services, and $0.9 million for increased overhead costs to support growth and corporate governance costs.

Interest Expense

Interest expense decreased by 3.0%, or $1.0 million, to $33.0 million for the year ended December 31, 2008, from $34.1 million for the comparable period last year. The decrease is attributable to lower overall average operating debt outstanding during 2008 compared to 2007. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on the LIBOR based payments on our facilities. As a result, the decrease in the average LIBOR from 5.3% in 2007 to 2.9% in 2008 has not significantly impacted our interest expense as the majority of our operating debt for the 2007 fiscal year and the period up to October 1, 2008 was hedged under fixed rate terms with interest rate swaps that were designated and tested as effective hedges for accounting purposes. During 2008, we de-designated all interest rate swaps for which we were applying hedge accounting treatment. The amounts recorded in other comprehensive loss relating to the de-designated swaps will be recognized in earnings when and where the previously hedged interest payments will be recognized.

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

Amortization of deferred charges relating to our financing fees increased by 29.4%, or $0.3 million, to $1.3 million for the year ended December 31, 2008, from $1.0 million for the year ended December 31, 2007. The increase was due to the amortization of deferred financing fees on Tranche B of the $365.0 Million Credit Facility for the six vessels delivered in 2008. Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. To the extent that the amortization of the deferred financing fees relates to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities are capitalized to the related vessels under construction.

As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity. Amortization of deferred charges relating to dry-docking increased to $0.5 million for the year ended December 31, 2008, from $0.3 million for the year ended December 31, 2007.

Change in Fair Value of Financial Instruments

Change in fair value of financial instruments (a loss) increased by $196.2 million, to $268.6 million for the year ended December 31, 2008, from $72.4 million for the comparable period last year. The increase is primarily due to decreases in the forward LIBOR curves and overall market changes in credit risk of our non-designated interest rate swaps. The financial instruments consist entirely of fixed interest rate swaps and a swaption that we enter into to lock in the return on our acquisitions and provide predictable long-term cash earnings and distributions to our shareholders. Certain of our interest rate swaps were accounted for as hedging instruments in accordance with the requirements in accounting literature. The change in fair value of financial instruments includes the ineffective portion of our interest rate swap agreements that were accounted for as hedging instruments. During the years ended December 31, 2008 and 2007, the change in fair value of financial instruments includes losses of $1.6 million and $0.1 million, respectively, of ineffectiveness on interest rate swaps designated as hedges. Also, included in the change in fair value of financial instruments is a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

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

B.    Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2009, our cash and cash equivalents totaled $133.4 million.

As at December 31, 2009, we have drawn approximately $1.0 billion of an available $1.3 billion under our $1.3 Billion Credit Facility for general corporate purposes, including to fund the delivery of and pay certain installments for certain of our vessels. This facility has a maturity date of May 11, 2015.

There are restrictions on the amount that can be advanced to us under the $1.3 Billion Credit Facility based on the market value of the vessel or vessels that are provided as collateral for the facility. For instance, our $1.3 Billion Credit Facility contains a loan to market value ratio requirement that must be met before we can borrow funds under it. We are able to draw down funds so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, calculated on a without charter basis does not exceed 70%. We may be unable to obtain an appraisal as to the market value of our vessels due to current market conditions and the unwillingness of valuators to provide them. The last valuation we obtained was in December of 2009, and in light of the recent economic downturn, vessel valuations in the marketplace have declined significantly. As a result, we are currently unable to borrow the remaining approximately $267 million under our $1.3 Billion Credit Facility; however, we do not require this amount to fund the remaining installments for our newbuild fleet. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to fund the purchase of additional vessels, so long as the loan to market value ratio does not exceed 80%, and in that case such vessels will then become additional security under the facility. For more information, please read “Our $1.3 Billion Credit Facility.”

We entered into our $365 Million Credit Facility on May 19, 2006. This facility is split into two separate tranches, one to fund the acquisition of the 3500 TEU vessels and the second to fund the construction of eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes.

As at December 31, 2009, we have drawn $128.6 million of the $283.0 million available in the second tranche under the $365 Million Credit Facility to partially finance eight of our ten 2500 TEU vessels. No amounts to date have been drawn from the first tranche of this credit facility, of which $74.8 million is available as at December 31, 2009. For more information, please read “Our $365 Million Credit Facility.”

On October 16, 2006, we entered into our $218.4 Million Credit Facility. The proceeds of this facility are being used to partially fund the construction of four 5100 TEU vessels, one that is being constructed by HHI and three that have already been delivered. As at December 31, 2009, we have drawn $189.2 million of an available $218.4 million under this credit facility to fund the construction of the 5100 TEU vessels. For more information on this facility, please read “Our $218.4 Million Credit Facility.”

On August 8, 2007, we entered into the $920 Million Credit Facility, the proceeds of which have been used to partially fund the construction of two of the ten 2500 TEU vessels under construction by Jiangsu, the four 4250 TEU vessels constructed or under construction by New Jiangsu and the eight 8500 TEU vessels under construction by HHI. After delivery of these vessels, we may use the facility for general corporate purposes. As at December 31, 2009, we have drawn $495.9 million of the $920.0 million available under this facility. See “Our $920 Million Credit Facility” for more information on this facility.

We entered into the $150 Million Credit Facility on December 28, 2007 with two of our wholly-owned subsidiary companies, Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd., as borrowers. We guaranteed the obligations of our subsidiaries under the terms of the agreement. The proceeds of the facility are available to finance construction of two of our 13100 TEU vessels; one of which is under construction by HHI and the other by HSHI. After delivery of these vessels, we may use the facility for general corporate purposes. As at December 31, 2009, no amounts were drawn on the $150.0 million available under this facility. For more information, please read “Our $150 Million Credit Facility.”

On March 17, 2008, we entered into our $291.2 Million Credit Facility. The proceeds of this facility are being used to partially finance the construction of two of our 13100 TEU vessels, one of which is being built by HHI and the other by HSHI. The $291.2 Million Credit Facility has a term loan component, which is divided into two tranches, and a revolving loan component. As of December 31, 2009, no amounts were drawn under this facility. For more information on this facility, please read “Our $291.2 Million Credit Facility.”

On March 31, 2008, we entered into our $235.3 Million Credit Facility. The proceeds of this facility are being used to partially finance the construction of two of our 13100 TEU vessels, one of which is being built by HHI and the other by HSHI. As at December 31, 2009, we have drawn $36.7 million of an available $235.3 million under this credit facility to fund the construction of the 13100 TEU vessels. For more information on this facility, please read “Our $235.3 Million Credit Facility.”

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs to fund our newbuild program through the remainder of 2010. Our 2011 liquidity needs will require us to raise additional equity capital, or other forms of capital, or alternatively, our board of directors may elect to reduce or eliminate our quarterly dividend to help finance our newbuilding program.

As of December 31, 2009, the estimated remaining installments on the 26 vessels we contracted to purchase, or lease as the case may be, was approximately $1.7 billion, which we expect to fund primarily from our credit facilities, lease obligations, and from additional equity offerings. Our obligation to purchase the vessels we contracted to purchase is not conditional upon our ability to obtain financing for such purchases. To fund the remaining portion of the purchase price of these vessels, we need to raise in the range of approximately $180 million to $240 million in common or other equity and or other forms of capital beginning no later than approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately the second quarter of 2012. This amount of capital is based on a quarterly dividend of $0.10 per common share. The recent state of global financial markets and economic conditions may adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude from us from issuing equity at all.

As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 26 vessels that we have contracted to purchase or lease, as the case may be, over the next 30 months. In this regard, we entered into agreements with some of our shipyards whereby under certain circumstances we had the option to delay the delivery of up to 15 of the newbuilding vessels that we have contracted to purchase. In July 2009, we exercised the option to delay the delivery of 11 of the 15 vessels and we deferred the delivery dates for those vessels for periods ranging from two to 15 months from the dates agreed to under the original shipbuilding contracts. We did not exercise the option to delay the delivery of the remaining four vessels. As set out in the option agreements, we will compensate the shipyards for their costs and expenses related to the deferral at the time we pay the final installment to the shipyards. The shipbuilding contracts and time charters have been amended to reflect the deferred dates.

Two of our shipyards also agreed to delay the delivery of five additional vessels that were not subject to option agreements. The deferrals are for a period of approximately nine months from the dates that were agreed to under the original shipbuilding contract. The shipbuilding contracts and time charters for these five vessels have been amended to allow for the new delivery dates.

We currently have seven credit facilities and one tax lease, with an approximate combined borrowing capacity of $3.6 billion and a commitment of $3.9 billion. Our diversified international banking group is composed of 24 banks holding between 1% to 15% of the total borrowing capacity. There are six banks that hold 5% or more of the total borrowing capacity: Lloyds Banking Group (15%); DnB Nor Bank ASA (12%); Credit Suisse (9%); Sumitomo Mitsui Banking Corporation (10%); Industrial and Commercial Bank of China Limited (8%); and BNP Paribas (6%).

Due to the recent deterioration of the global credit markets, we may not be able to obtain funding under our current credit facilities or may not be able to obtain funds at the interest rate agreed in such facilities. Although we have credit facilities committed to satisfy our short, medium and long-term debt needs and although we have not experienced any difficulties drawing on those facilities to date, we may be unable to obtain adequate funding under our current credit facilities in the future because our lenders may be unwilling or unable to meet their funding obligations. Our credit facilities contain standard provisions with respect to a “market disruption” of LIBOR and if certain circumstances occur, including that the lenders can no longer obtain matching deposits at the published LIBOR rate, our lenders may require that the interest rate under the facilities be increased, for the applicable term only, so as to be equivalent to their cost of funding or an alternate rate to which we agree. In response to the deterioration in the credit markets, central banks and governments worldwide are working together to address credit market issues. For more information about liquidity risks associated with the current state of the global financial markets, please read “Risk Factors—The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from meeting our future capital needs.”

Our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level. However, a decline in the market value of certain vessels could impair our ability to draw the full amount available under one of our facilities. Our $1.3 Billion Credit Agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We are able to draw down funds under that facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to fund the purchase of additional vessels, so long as the loan to market value ratio does not exceed 80%, and in that case, such vessels will then become additional security under the facility. Under all of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events such as a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Our credit facilities also contain “gearing” covenants which prohibit us from incurring total borrowings in an amount greater than 65% of our total assets.

Our dividend policy heavily impacts our future liquidity needs. At the time of our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Based on a dividend of $0.475 per quarter, our annualized dividend on the current number of shares outstanding is approximately $129 million. We have equity capital requirements of approximately $180 to $240 million starting in approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately second quarter 2012. This amount of capital is based on a quarterly dividend of $0.10 per common share. The amount of capital required decreased from a range of approximately $500 million to $600 million because of the decision of our board of directors to reduce the quarterly dividend from $0.475 to $0.10 per share as announced on April 28, 2009. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. The reduction will enable Seaspan to retain an approximate additional amount of $100 million per year that can be redeployed to fund its newbuilding program. If it becomes necessary to provide further assurance that we will be able to meet our liquidity needs for our new vessel orders, our board of directors may elect to further reduce or eliminate our quarterly dividend. Please read “Financial Information—Dividend Policy.”

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

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, HL USA, APM, COSCON, CSAV or MOL were terminated, based on current charter rates, we do not believe we could recharter such vessels at rates equal to the existing rates over similar time periods. If our existing charters are terminated and market rates continue to decline, we may recharter our vessels at lower rates, adversely affecting our results of operations, financial condition and ability to pay dividends.

Operating Activities Cash Flows

Net cash from operating activities decreased by $30.2 million, to $94.6 million for the year ended December 31, 2009, from $124.8 million for the year ended December 31, 2008. Primarily, this net decrease is comprised of higher swap settlements of $61.3 million, net of higher operating earnings before depreciation of $31.3 million in 2009. The higher swap settlements were primarily due to lower LIBOR and higher average notional amounts in the swap agreements in 2009 compared to 2008. The increase in operating earnings before depreciation during the year was due to the delivery of seven additional vessels in 2009.

Net cash from operating activities increased by $11.6 million, to $124.8 million for the year ended December 31, 2008, from $113.2 million for the year ended December 31, 2007. The increase was primarily attributable to the delivery of six additional vessels in 2008, resulting in higher operating earnings.

Investing Activities Cash Flows

Cash used in investing activities decreased by $225.3 million, to $409.5 million for the year ended December 31, 2009, from $634.8 million for the year ended December 31, 2008. The decrease is primarily due to the decrease in the amount of installments scheduled to be paid in 2009 under our shipbuilding contracts.

Cash used in investing activities decreased by $469.9 million, to $634.8 million for the year ended December 31, 2008, from $1.1 billion for the year ended December 31, 2007. The decrease of $469.9 million for the year ended December 31, 2008 compared to 2007 is primarily due to a decrease of $477.7 million in expenditures for vessels due to lower scheduled installments under our shipbuilding contracts.

Financing Activities Cash Flows

Net cash from financing activities decreased by $211.1 million, to $312.1 million for the year ended December 31, 2009, from $523.2 million for the year ended December 31, 2008. The decrease of $211.1 million is primarily comprised of net proceeds received on the issuance of preferred shares of $198.4 million being $29.1 million less than net proceeds of $227.5 million received on the issuance of common shares in 2008, net draws on our credit facilities being $219.7 million less than in 2008 due to less installments under our shipbuilding contracts being due in 2009. Additionally, no amount similar to the $35.4 million reimbursement from Peony for the deposits on vessels under construction to be leased from Peony Leasing Limited was received in 2009 and the amount of dividends paid in 2009 decreased by $70.7 million over the prior year.

Net cash from financing activities decreased by $499.3 million, to $523.2 million for the year ended December 31, 2008, from $1.0 billion for the year ended December 31, 2007. The decrease of $499.3 million is due to a decrease of $69.3 million in common shares issued, a decrease of $260.5 million in draws on credit facilities, a decrease in financing fees incurred of $3.6 million, an increase in repayment of credit facilities of $134.0 million, an increase of $21.3 million in dividends paid compared to the prior year, and a decrease of $17.7 million in reimbursements from Peony for the deposits on vessels under construction to be leased from Peony Leasing Limited.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is less than five years; as such, no significant capital expenditures for dry-docking and maintenance have occurred in the past. On December 31, 2009, the CSCL Hamburg went aground in the Gulf of Aqaba en route to Singapore. Any repair costs are expected to be recovered from insurance, net of the insurance deductible. The vessel is expected to be off-hire for approximately 100 days. Although the vessel was not expected to undergo its next scheduled 5-year survey until 2013, the Company chose to combine the repairs with an earlier dry-docking to achieve savings and defer the next scheduled dry-dock to 2015. On March 5, 2008 the CSCL Hamburg collided with a bulk carrier in the South China Sea. Both vessels sustained damage as a result of the collision. The CSCL Hamburg was off-hire for 60 days while it underwent repairs for 50 days for damage sustained from the collision and 10 days for other routine dry-docking work. The vessel went back into operation on May 5, 2008. During the first quarter of 2007, the CSCL Chiwan incurred approximately 9 days of off-hire for repairs to its rudder-horn.

Our Manager has included the cost of routine dry-docking within the technical services fee we pay pursuant to the management agreement. In 2009, the CSCL Oceania and the CSCL Africa underwent their 5-year survey for a total of two dry-dockings. In 2008, the CSCL Hamburg underwent 10 days of routine dry-docking work. There were no other scheduled 5-year surveys in 2008. During 2007, three of our 4250 TEU vessels and three of our 4800 TEU vessels underwent their 5-year survey for a total of six dry-dockings. There are scheduled 5-year surveys in 2010 for seven of our 4250 TEU vessels.

The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. During 2009, we incurred approximately $1.9 million of additional costs and expenses, which are not covered by the technical services fee. These costs include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

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

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in this Annual Report (our technical services fees are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend to have reasonable assurance that the Company is retaining the funds necessary to preserve our capital base.

During the year ended December 31, 2009, dividends of $52.0 million, or $0.775 per share, were declared on common shares. Because of the adoption of the DRIP, for the year ended December 31, 2009 the actual amount of cash dividends paid was $44.8 million and $7.1 million was reinvested through the DRIP. During the year ended December 31, 2008, dividends of $121.4 million, or $1.90 per share, were declared on common shares. Because of the adoption of the DRIP, for the year ended December 31, 2008, the actual amount of cash dividends paid was $115.6 million and $5.8 million was reinvested through the DRIP.

During the year ended December 31, 2009, dividends of $14.5 million were accrued for Series A preferred shares.

C.    Research and Development

Not applicable.

D.    Trend Information

In the containership charter market, there was significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. Demand for containership capacity driven by increases in global container trade underpinned upward market movements, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Midway through 2005, containership charter rates began to fall as a result of increased capacity and falling freight rates, before stabilizing at the end of 2006. Containership charter rates generally stayed strong until mid 2008 when the effects of the credit crisis affected global container trade adversely. Current rates are now estimated to be at late 2001 levels with further pressure expected through at least 2010.

The charter owner containership sector is also subject to the development of newbuilding prices, which reflect the cost of new containerships paid by owners from the shipyards. Since early 2003, newbuilding prices have risen substantially but have recently declined. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $53.0 million at the start of January 2008 but has decreased to $29.5 million in December 2009. Over the same period, for a theoretical 4700 TEU containership the newbuilding price rose from $45.0 million to $81.0 million and has now declined to $56.3 million in December 2009, while the newbuilding price for a theoretical 6350 TEU containership increased from $60.0 million to $107.0 million and has now decreased to $86.5 million in December 2009. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

E.    Off-Balance Sheet Arrangements

At December 31, 2009, we do not have any off-balance sheet arrangements.

F.    Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of December 31, 2009, including amounts payable under our credit facilities, consists of the following:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations (1)	$1,883,146	$5,452	$64,471	$345,864	$1,467,359
Purchase obligations for additional vessels (2)	1,710,621	669,756	1,040,865	—	—
Fixed payments to the Manager for technical, construction supervision and administrative services under our management agreements (3)	244,268	108,185	136,083	—	—
Lease obligations (4)	545,529	400	73,845	90,504	380,780

Total	$4,383,564	$783,793	$1,315,264	$436,368	$1,848,139

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.5% to 0.925% per annum, for which we have entered into interest rate swap agreements to fix the LIBOR at rates ranging from 4.6325% to 5.87% per annum. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

(2)	These obligations are for the 21 vessels that we have contracted to purchase and include the payments to be made on our behalf for the five vessels we have agreed to lease. These obligations are based on the contractual delivery dates under the shipbuilding contracts with our shipyards.

(3)

Under the management agreements, the Manager provides services to us for fixed fees. On December 31, 2008, we negotiated the adjusted technical services fee for the period commencing January 1, 2009 and ending on December 31, 2011 for the vessels that are subject to the management agreements and the initial technical services fee for the same period for the vessels to be delivered but are not yet subject to management agreements. These will then be subject to re-negotiation with our Manager. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates. Our Manager provides construction supervision services under fixed fee arrangements of $250,000 to $350,000 per vessel. For purposes of this table only, we have only included fixed payments based on the adjusted technical services fee and the initial technical service fee until December 31, 2011. The amounts presented above are based on the adjusted technical services fees for the vessels currently operating in our fleet at December 31, 2009 and for the vessels that we have contracted to purchase based on each of their contractual delivery dates in addition to the remaining fees for construction supervision services for the vessels under construction. The amounts do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

(4)	The Company, through its wholly-owned subsidiary Seaspan Finance I Co. Ltd., has entered into an arrangement with Peony Leasing Limited to lease five 4500 TEU vessels, which are currently under construction, for five year terms commencing on their delivery dates.

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

On July 25, 2009, George H. Juetten was appointed to our board of directors by the Company’s Series A Preferred shareholders. The board has determined that Mr. Juetten meets the standards for independence established by the New York Stock Exchange and that he satisfies the criteria to qualify as a financial expert. Mr. Juetten replaced David Korbin as chair of the audit committee on September 19, 2009 following Mr. Korbin’s resignation as a director of the Company and chair of the audit committee.

On September 19, 2009, Antony S. Crawford was elected as a director of the Company at the 2009 annual shareholder meeting. Mr. Crawford passed away on January 23, 2010.

On October 25, 2009, Milton K. Wong resigned as a member of our board of directors effective as of January 2, 2010.

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2009 are listed below:

Name	Age	Position
Kyle R. Washington	39	Chairman of the Board of Directors
Gerry Wang	47	Chief Executive Officer and Director
Sai W. Chu	43	Chief Financial Officer
George H. Juetten	62	Director
Peter Lorange	66	Director
Peter S. Shaerf	55	Director
Barry R. Pearl	60	Director
John C. Hsu	46	Director

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005. He is also a director and the executive chairman of the board of SCLL and a director and chairman of our Manager and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was responsible for the overall corporate strategy of the Washington Marine Group and was active in developing senior level customer, supplier, competitor and governmental relationships. Within the Washington Marine Group, he was a director and the executive chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan International Ltd. and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Group of Companies. Mr. Washington has also been a director of bioLytical Laboratories Inc. since 2005, a company that develops and manufactures a rapid HIV diagnostic product, and he is a principal of CopperLion Capital, a $100 million private equity fund he started in 2007. Mr. Washington was chairman of 2003 World Weightlifting Championships, an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of the Young Life Organization. He is a graduate of the University of Montana with a degree in business administration.

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

George H. Juetten. George H. Juetten was elected by our Series A Preferred shareholders as a director on July 25, 2009 and has served as chair of our audit committee since September 19, 2009. Prior to his election, Mr. Juetten was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2009. Washington Group International was an integrated engineering, construction and management services company that was listed on the New York Stock Exchange. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), an NYSE company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was an audit partner for Price Waterhouse from 1969 to 1993, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and the College of Idaho and a member of the Board of Directors of the Boise Philharmonic Association. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. As a director elected by our Series A Preferred shareholders, Mr. Juetten is not a member of any of our board’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

Peter Lorange. Peter Lorange was appointed as a director in August 2005. Mr. Lorange is chairman, president and chief executive officer of Lorange Institute of Business Zurich. Mr. Lorange was president of IMD from July 1, 1993 to April 1, 2008, and until July 1, 2009, he was Professor of Strategy at IMD and held the Kristian Gerhard Jebsen Chair of International Shipping. He was formerly president of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Marsoft International A/S, Preferred Global Health, Zaruma

Resources Inc., Global Praxis and Copenhagan Consulting Company (CoCoCo). He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf has served as a director of the Company since August 2005 and is chair of the compensation committee. Since 2002, Mr. Shaerf has been a managing director of AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specializes in the dry cargo and liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He is a director of General Maritime Corporation, a company listed on the New York Stock Exchange, and a director of TBS International, a company listed on the NASDAQ exchange. Mr. Shaerf is chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

Barry R. Pearl. Barry R. Pearl was appointed as a director in October 2006. Mr. Pearl is executive vice-president of Kealine LLC (and its WesPac Energy LLC affiliate), a private developer and operator of petroleum infrastructure facilities, and serves as a director of Kayne Anderson Energy Development Company, Targa Resources Partners, L.P. and Magellan Midstream Partners, L.P. Mr. Pearl served as president, chief executive officer and director of TEPPCO Partners, L.P. from May 2002 through 2005 and as president and chief operating officer from February 2001 until his appointment as chief executive officer. Mr. Pearl began his career with Champlin Petroleum Company in 1974, and served in a variety of staff financial and analysis positions until his appointment as vice president and general manager of Calnev Pipeline in 1982. Mr. Pearl joined Southern Pacific Pipelines in 1984 and served as vice president, operations, senior vice president, business development and planning, and senior vice president and chief financial officer. From 1998 through 2000, Mr. Pearl was vice president and chief financial officer of Maverick Tube Corporation. Mr. Pearl has been involved in a number of petroleum industry organizations, including service as chairman of the Association of Oil Pipelines from 2004 through 2005. He received a Bachelor of Arts degree in Mathematics from Indiana University, and was awarded a Masters of Arts degree in Operations Research from Yale University and a Master of Business Administration degree from the University of Denver.

John C. Hsu. John Hsu was appointed as director in April 2008. He is currently a partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships, through affiliated entities such as Sincere Navigation Corp (Taiwan listed) and Oak Maritime, Inc., for generations. Mr. Hsu is currently a director of Oak Maritime, Inc and is also director of several other private companies, including TSSi, Inc. (a surveillance IC solutions provider) and Convergence Tech Venture (a venture capital fund). From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Since 1993, he has been responsible for managing the Hsu family’s investment portfolio—consisting of financial securities, hedge funds, and private equity investments. Mr. Hsu received his B.A. from Colgate University in 1986 and MBA from Columbia University in 1992, and is fluent in Japanese and Mandarin.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of our Manager and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly-owned subsidiaries provide us with technical, administrative and strategic services pursuant to the management agreements.

Name	Age	Position
Kyle R. Washington	39	Chairman of the Board of Directors and Director of our Manager and Director and Officer of certain subsidiaries of our Manager
Gerry Wang	47	Director of our Manager and Director, President and Chief Executive Officer of SSML and SCML
Graham Porter	39	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	43	Chief Financial Officer of SSML
Peter Curtis	51	Vice President of SSML

Kyle R. Washington. Kyle R. Washington was appointed director and chairman of our Manager in August 2005. He is also a director and officer of certain of our Manager’s operating subsidiaries.

Gerry Wang. Gerry Wang was appointed director of our Manager in August 2005. He has been a director of SSML since 2000 and was appointed president and chief executive officer in July 2004. He is also director, president and chief executive officer of SCML.

Graham Porter. Graham Porter was appointed managing director, deputy chairman and director of our Manager in August 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division and is currently a director, managing director and secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, managing director or deputy chairman of certain affiliates of our Manager. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada. Mr. Porter currently resides in Hong Kong.

Sai W. Chu. Sai W. Chu was appointed chief financial officer of SSML, SCLL, and SCML in May 2005.

Peter Curtis. Peter Curtis was appointed vice president of SSML in April 2001. He is responsible for the overall operations and commercial management of the vessels managed by SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

B.    Compensation

Each independent member of our board of directors and Peter Lorange receives an annual cash retainer of $45,000. In addition, the chair of the audit committee receives an annual payment of $20,000 and each member of the audit committee receives an annual payment of $5,000. The chair of the compensation committee receives an annual payment of $5,000 and each member of the compensation committee also receives an annual payment of $5,000. The chair of the conflicts committee receives an annual payment of $5,000 and each member of the conflicts committee receives an annual payment of $5,000 for the regular quarterly committee meetings and $1,500 per meeting for any other meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments.

Except for Peter Lorange, who is an officer of our subsidiary companies, officers who also serve as directors will not receive compensation for their services as directors. Mr. Lorange receives $5,000 of additional compensation per year payable in quarterly installments in recognition of his ongoing service as a director and officer of our subsidiaries.

In 2009, Milton K. Wong received $5,000 in additional compensation for the year ended December 31, 2009 paid in quarterly installments. This amount was paid to him in recognition of the assistance he provided to the chairman of the Board. Mr. Wong resigned from the Board effective January 2, 2010.

Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee. In addition, each independent Board member and Peter Lorange is entitled to receive a travel stipend in the amount of $4,000 per Board meeting if the eligible recipient travels transoceanic to attend the meeting in person or $3,000 per Board meeting if the eligible recipient travels transcontinental to attend the meeting in person. We paid a total amount of $80,000 to the independent directors and Peter Lorange in travel stipends in 2009.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our Board. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by our Board. The Plan will expire 10 years from the date of its adoption. The following directors have been awarded the following equity incentive awards under the Plan on or subsequent to January 1, 2009:

•

On January 1, 2010, each of our independent directors and Peter Lorange was awarded 7,200 restricted shares, which will vest on January 1, 2011. Those shares granted to Antony S. Crawford vested on January 23, 2010, the date of his death; and

•

On January 6, 2009, each of our independent directors as of that date (including David Korbin, who resigned on September 19, 2009, and Milton K. Wong, who resigned on January 2, 2010) and Peter Lorange was awarded 6,600 restricted shares, which vested on January 1, 2009. Upon their election to the Board, George H. Juetten and Antony S. Crawford were awarded a pro-rata portion of the 6,600 shares (being 2,893 and 1,881 restricted shares respectively) which vested on January 1, 2010. In recognition of Mr. Korbin’s services to the Company and in consideration of his assistance in the transition of the chair of the audit committee to Mr. Juetten, the Board awarded Mr. Korbin the compensation he would have been entitled to if he remained a director and committee member of the Corporation until December 31, 2009, which included the vesting of his 6,600 shares.

Our board of directors approved a grant of 15,000 phantom share units to Sai W. Chu, our chief financial officer, on March 1, 2009. This grant was made in accordance with the Plan and is subject to a three-year vesting period beginning on January 1, 2010. On June 8, 2007, our board of directors also approved a grant of 15,000 phantom share units to Sai W. Chu in accordance with the Plan. One-third of the phantom share units vested on each of January 1, 2008, January 1, 2009 and January 1, 2010.

Our board of directors approved a grant of 150,000 phantom share units to Gerry Wang, our chief executive officer, on March 1, 2009. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period beginning on January 1, 2010. In December 2007, our board of directors, also in accordance with the Plan, approved a grant to Gerry Wang of 135,000 phantom share units. One-third of these vested on each of December 21, 2008 and December 21, 2009 and the remaining one-third will vest on December 21, 2010. In October 2006, our board of directors, in accordance with the Plan, approved a grant to Mr. Wang of 99,500 phantom share units, subject to vesting over a three year period beginning January 1, 2007. The last one-third of those phantom share units vested on January 1, 2009.

On March 1, 2009, Christa Scowby, our corporate secretary and corporate counsel of a subsidiary of our Manager, was awarded 12,000 phantom share units under the Plan. One-third of the phantom share units vested on January 1, 2010 and the remaining two-thirds will vest equally on January 1, 2011 and January 1, 2012.

During the years ended December 31, 2009 and 2008, we paid to our directors and management (13 persons in 2009 and 11 in 2008) aggregate cash compensation of approximately $1.3 million and $1.2 million respectively. We do not have a retirement plan for members of our management team or our directors.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2009 will be included as part of our Proxy Statement, which will be filed with the SEC as a Current Report on Form 6-K.

C.    Board Practices

General

As of March 1, 2010, the Board consisted of seven members. Except for George H. Juetten, who was appointed by our Series A Preferred Shareholders on July 25, 2009 and who does not belong to a class of directors, the Board is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•

Our Class I director is Kyle R. Washington and his term expires in 2012. Antony S. Crawford, who was a Class I director following his election to the Board at the annual shareholder meeting on September 19, 2009, passed away on January 23, 2010. David Korbin, who was also a Class I director, resigned from the Board effective September 19, 2009;

•

Our Class II directors are Gerry Wang, Peter Lorange and Barry R. Pearl. They have terms that expire in 2010. Mr. Wang and Mr. Lorange have each been nominated by the board of directors for re-election at the 2010 annual meeting of shareholders. The Board has nominated Graham Porter for election to the board to replace Mr. Pearl upon the expiration of his term. If elected, Mr. Porter will be a Class II director and will hold office until the next election of Class II directors and until his successor has been elected and qualified. For more information on Mr. Porter, please read “Item 6. A. Directors, Senior Management and Employees—Directors and Senior Management—Directors and Officers of Our Manager” of this Annual Report and “Proposals to be Voted on—Proposal No. 1 Election of Directors” in our Proxy Statement, which will be filed with the SEC as a Current Report on Form 6-K; and

•	Our Class III directors are Peter S. Shaerf and John C. Hsu. They have terms that expire in 2011. Milton K. Wong, who was also a Class III director, resigned from the Board effective January 2, 2010.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The board of directors has determined that each of the current members of the board, other than Kyle R. Washington, Gerry Wang and Peter Lorange, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management and our Manager. Our board has determined that Peter Lorange cannot currently be deemed independent due to his continued service as an officer of our subsidiaries. However, we intend to find a replacement to serve as an officer of our subsidiaries in lieu of Mr. Lorange. We believe that upon stepping down as an officer of our subsidiaries, Mr. Lorange will have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and will be independent from us, a standard that differs from the independence standard for domestic companies that is set forth in the NYSE listed company manual. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

If elected, Graham Porter will not be deemed an independent director due to his relationship with us and our Manager, which existed prior to our initial public offering. Mr. Porter indirectly owns part of our predecessor, SCLL, and, in connection with our initial public offering, we acquired SCLL’s entire existing and future containership business, including the vessels that made up our initial fleet. In addition, an entity indirectly owned by Mr. Porter owns part of our Manager. Mr. Porter currently serves as managing director, deputy chairman and director of our Manager and as director, managing director and secretary of SCLL.

The board of directors has the following three standing committees: audit committee, compensation committee and conflicts committee. The membership of these committees during 2009 and the function of each of the committees are described below. Each of our standing committees is currently comprised entirely of members that have been deemed independent by our board of directors and operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2009, the Board held nine meetings, the audit and compensation committees each held five meetings and the conflicts committee held ten meetings. Each director attended at least 75% of the Board meetings (held during the period for which such person was a director) during the last fiscal year with the exception of Peter Lorange and Antony S. Crawford. Mr. Lorange attended five of the nine board meetings held in 2009 and Mr. Crawford was not able to attend the one board meeting held during the period for which he was a member of the Board. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year with the exception of Peter Shaerf. Mr. Shaerf attended seven of ten conflicts committee meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2009, our audit committee members were Barry R. Pearl, Milton K. Wong, John C. Hsu and George H. Juetten, who was appointed on September 19, 2009 and who replaced David Korbin as a member and chair of the audit committee. Milton K. Wong resigned as a director of the Company effective January 2, 2010 and no other director has been appointed to the audit committee in his place. All members of the committee are financially literate, and the board of directors has determined that Mr. Juetten, Mr. Pearl and Mr. Hsu all qualify as financial experts. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

In 2009, our compensation committee consisted of Peter S. Shaerf, Milton K. Wong, Barry R. Pearl and John C. Hsu. Milton K. Wong resigned as a director of the Company effective January 2, 2010 and no other director has been appointed to the compensation committee in his place. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year it produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors and performs such other functions as the Board may assign to the committee from time to time.

Our conflicts committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. Until the fourth quarter of 2009, the members of our conflicts committee were David

Korbin, Barry R. Pearl, Milton K. Wong and Peter S. Shaerf. David Korbin ceased to be a member of the conflicts committee following his resignation as a director of the Company on September 19, 2009. Milton K. Wong also ceased to be a member of the conflicts committee upon his resignation as a director of the Company effective January 2, 2010. John C. Hsu was subsequently appointed to the conflicts committee on January 28, 2010. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

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

In addition, our board of directors will not have a majority of directors who satisfy the independence standards set forth in the NYSE listed company manual. Unlike domestic companies listed on the NSYE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers is different from the standard that is applicable to domestic issuers.

Our Board has determined that four of our seven current directors (being John C. Hsu, George H. Juetten, Barry R. Pearl and Peter Shaerf) satisfy the NYSE’s independence standards, which are not applicable to us. Although Peter Lorange does not currently qualify as an independent director in accordance with the NYSE independence standards due to his continuing service as an officer of our subsidiaries, we believe that if Mr. Lorange were to step down from these offices, our Board would determine that he would be independent from our management and our sponsor. Under the NYSE independence standards applicable to a domestic issuer, however, Mr. Lorange could not be considered independent from us until three years after he ceased to be an officer of our subsidiaries.

Upon the election of Mr. Porter and the replacement of Mr. Lorange as an officer of our subsidiaries, four of our seven directors will be independent but only three directors (less than a majority of the Board) will be independent under the NYSE’s independence standards.

Finally, U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of three directors, all of whom currently satisfy NYSE standards for independence.

D.    Employees

We do not have any employees. Our Manager provides us with all of our staff and all of our other officers. Our board of directors has the authority to hire employees as it deems necessary.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by:

•	each of our current and former directors;

•	each of our current named executive officers; and

•	all current and former Seaspan directors and all current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to Seaspan prior to February 12, 2010.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Kyle R. Washington (3)	2,589,858	3.8%	12,000	6.0%	4.2%
Gerry Wang (4)	1,414,268	2.1%	—	—	1.7%
Sai W. Chu	35,571	*	—	—	*
David Korbin	17,850	*	—	—	*
Peter Lorange (5)	99,224	*	—	—	*
Peter S. Shaerf	54,407	*	—	—	*
Milton K. Wong (6)	37,850	*	—	—	*
Barry R. Pearl	26,220	*	—	—	*
John C. Hsu	16,400	*	—	—	*
George H. Juetten	35,093	*	—	—	*
Antony S. Crawford (7)	9,081	*	—	—	*
All executive officers and directors as a group (11 persons)	4,335,822	6.4%	12,000	6.0%	6.3%

(1)	Percentages are based on the 67,998,160 common shares that were issued and outstanding on February 12, 2010.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 14,499,754 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 12, 2010.

(3)	The number of common and preferred shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle R. Washington 1999 Trust II and CopperLion Capital (KRW) I Limited Partnership. This information is based on the Schedule 13D filed with the SEC on March 20, 2006 and information provided to Seaspan by Kyle R. Washington on or about February 17, 2010.

(4)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to Seaspan by Mr. Wang on or about February 12, 2010.

(5)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to Seaspan by Mr. Lorange on or about February 23, 2010.

(6)	The number of common shares shown for Mr. Wong includes shares held by Pip Peri Pembo Management Ltd. This information was provided to Seaspan by Mr. Wong on or about March 3, 2010.

(7)	Antony S. Crawford was granted 1,881 restricted common shares, which vested on January 1, 2010, and 7,200 restricted common shares, which vested on January 23, 2010.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by each person known by us to be a beneficial owner of more than 5% of the common or preferred shares. The information provided in the table is based on information filed with the SEC and on information provided to Seaspan prior on or about February 12, 2010.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter (3)	3,981,553	5.9%	20,000	10.0%	6.6%
Dennis R. Washington (4)	9,430,292	13.9%	160,000	80.0%	25.5%

(1)	Percentages are based on the 67,998,160 common shares that were issued and outstanding on February 12, 2010.

(2)	Percentages are based on the 14,499,754 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 12, 2010.

(3)	The number of commons shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Jenstar Ltd., or Jenstar. The number of Series A Preferred Shares shown for Mr. Porter include Series A Preferred Shares beneficially owned by Tiger. Tiger and Jenstar are Cayman Islands companies that are owned by Graham Porter, a managing director and director of our Manager. This information is based on the Schedule 13D filed with the SEC on March 12, 2010 and information provided to Seaspan by Mr. Porter on or about February 18, 2010.

(4)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and the Roy Dennis Washington Revocable Living Trust. This information is based on the Schedule 13D filed with the SEC on October 6, 2009 and information provided to Seaspan by Dennis R. Washington on or about February 15, 2010.

The major shareholders in our common shares have the same voting rights as other shareholders in our common shares.

Pursuant to the Preferred Share Purchase Agreement in connection with the Series A Preferred Share Offering, we agreed to issue and sell an aggregate of $200 million of our Series A Preferred Shares to entities owned by Dennis R. Washington, Kyle R. Washington, Kevin L. Washington and Graham Porter in two equal tranches. The first tranche closed on January 30, 2009. As a result, the aforementioned investors acquired an aggregate of 100,000 of our Series A Preferred Shares. The second tranche closed on October 1, 2009 which resulted in such investors acquiring an additional 100,000 Series A Preferred Shares.

As of December 31, 2009, 13,475,638 of our Class A common shares were held by 71 holders of record in the United States. As of December 31, 2009, 100% of our Class C common shares were held by our Manager.

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

Offering of Common Shares Concurrently with Our April 2008 Equity Offering

In April 2008, in connection with an underwritten public equity offering, we sold 663,300 common shares directly to certain of our executive officers and directors, certain affiliates of our Manager and certain of their executive officers and directors and Dennis R. Washington. For a description of our April 2008 equity offering and the concurrent sale of common shares to certain affiliates, please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Public Offering of Common Shares April 2008.”

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

Arrangement Fee to Tiger Group Investments

In connection with certain financial transactions involving the Company, Tiger Group Investments, or Tiger Group, will receive a fee up to a maximum amount of $4.5 million (payable on a success basis) for certain services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group is controlled by Graham Porter, an officer and director of our Manager and an officer of Seaspan Advisory, a subsidiary of our Manager. The terms of the fee were reviewed and approved by the Conflicts Committee of our board of directors.

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

Dividend Policy

In January 2010, we declared our quarterly dividend of $0.10 per share on our common shares effective for the fourth quarter 2009, which dividend was paid on February 12, 2010 to all shareholders of record on February 1, 2010. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend. Since our initial public offering, and including the dividend paid in February 2010, we have paid cumulative dividends of $6.49 per share on our common and subordinated shares.

At the time of our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance, however, that we will be successful in meeting our goal.

On April 28, 2009, we announced that our board of directors decided to temporarily reduce our quarterly dividends from $0.475 to $0.10 per share. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. This reduction will enable us to retain an approximate additional amount of $100 million per year that can be redeployed to fund our newbuilding program. Based on a dividend of $0.475 per quarter, our annualized dividend on the current number of shares outstanding is approximately $129 million. We have equity capital requirements of $180 to $240 million starting in approximately the fourth quarter of 2010 or first quarter of 2011 and ending in approximately second quarter 2012. These amounts are based on a quarterly dividend of $0.10 per common share. Before the reduction of the dividend, we required approximately $500 million to $600 million in non-debt capital over an approximate two year period beginning in 2010. Based on these equity needs, the recent global economic downturn and the uncertainty of the capital markets, our board of directors is continuing to evaluate our dividend policy. If it becomes necessary to provide assurance that we will be able to meet our liquidity needs for our new vessel orders, our board of directors may elect to reduce or eliminate our quarterly dividend.

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

	High	Low
August 9, 2005 to December 31, 2005	$21.51	$17.20
January 1, 2006 to December 31, 2006	23.20	19.51
January 1, 2007 to December 31, 2007	37.73	19.65
January 1, 2008 to December 31, 2008	31.40	4.37
January 1, 2009 to December 31, 2009	13.07	5.12
First quarter 2008	31.40	24.02
Second quarter 2008	29.14	23.61
Third quarter 2008	26.35	17.90
Fourth quarter 2008	17.99	4.37
First quarter 2009	13.07	7.23
Second quarter 2009	12.00	5.52
Third quarter 2009	10.85	5.12
Fourth quarter 2009	10.23	8.15
September 2009	10.85	6.50
October 2009	10.23	8.25
November 2009	9.89	8.15
December 2009	9.50	8.60
January 2010	11.36	9.27
February 2010	10.88	9.66
March 2010 (March 1 through March 15)	10.70	9.98

Item 10.	Additional Information

A.    Share Capital

Under our Articles of Incorporation and Statement of Designation, our authorized shares consist of:

•	200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share;

•	25,000,000 subordinated shares (referred to in our Articles of Incorporation as the Class B Common Shares), par value $0.01 per share;

•	100 incentive shares (referred to in our Articles of Incorporation as the Class C Common Shares), par value $0.01 per share; and

•

65,000,000 preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share, which includes 315,000 Series A preferred shares (referred to in our Statement of Designation as the Series A Preferred Shares), par value of $0.01 per share.

Effective October 1, 2008, the subordination period for our 7,145,000 subordinated shares, owned by the members of the Washington family, or trusts set up on their behalf, an entity owned by our chief executive officer, Gerry Wang, and an entity owned by Graham Porter, a director of our Manager, ended and the rights and privileges of our subordinated shares became the same as our common shares. Accordingly, the Class B Common Shares are no longer issued and outstanding. As of March 1, 2010, 67,998,160 Class A Common Shares and 100 Class C Common Shares were issued and outstanding.

As of March 2010, there were 200,000 Preferred Shares issued and outstanding as the result of the closing of the first and second tranche of the Series A Preferred Share Offering. The Statement of Designation permits us to issue and sell 115,000 additional Series A Preferred Shares. Pursuant to the Statement of Designation, the

Series A Preferred Shares are convertible after five years into Class A Common Shares. If they are converted, we will issue to the holders thereof the number of new Class A Common Shares from our authorized but unissued share capital that is necessary to fulfill our obligations under the Statement of Designation.

The rights, preferences and restrictions attaching to our Class A and Class C Common Shares are described in the section entitled “Description of Capital Stock” of our Rule 424(b)(5) prospectus (File No. 333-137051), filed with the SEC on November 3, 2006 and hereby incorporated by reference into this Annual Report and there have been no changes to those rights, preferences and restrictions since that date. The rights, preferences and restrictions of the Series A Preferred Shares are set forth in the Statement of Designation and described more fully in the section of this Annual Report entitled “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering.” The Statement of Designation was previously filed as exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report.

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as exhibit 3.2 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report. In connection with our Series A Preferred Share Offering, we filed a Statement of Designation with respect to our Series A Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statement of Designation is deemed an amendment to our Articles of Incorporation. The Statement of Designation was previously filed as exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report.

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

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Underwriting Agreement by and among Seaspan Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman, Sachs & Co. as Representatives of the several underwriters named therein dated April 10, 2008, previously filed as Exhibit 1.1 to Form 6-K, filed with the SEC on April 11, 2008.

(b) Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to Form 6-K, filed with the SEC on February 2, 2009.

(c) Amended and Restated Management Agreement dated as of the 8th day of August, 2005 as amended and restated as of the 4th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(d) Vessel Management Agreement for 2500 TEU/3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.3 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(e) Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.2 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(f) Vessel Management Agreement for Two 2500 TEU K-Line Vessels/Four 4250 TEU CSAV Vessels/Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on October 29, 2007.

(g) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2177 and Hull No. S452 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 28th day of January 2008, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(h) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2178 and Hull No. S453 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.2 to Form 6-K, filed with the SEC on April 4, 2008.

(i) Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2179 and Hull No. S454 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.3 to the Company’s Form 6-K, filed with the SEC on April 4, 2008.

(j) Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital Corp., with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent dated as of May 11, 2007, previously filed as Exhibit 1.1 to the Company’s Form 6-K, filed with the SEC on May 23, 2007.

(k) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(l) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(m) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(n) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on October 23, 2006.

(o) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(p) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent, previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008 as amended on July 20, 2009.

(q) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008, previously filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(r) U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on April 4, 2008.

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

(x) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd., previously filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(y) Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 10.2 to Form 6-K, filed with the SEC on February 2, 2009.

(z) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(aa) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(bb) Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 10.4 to Form 6-K, filed with the SEC on February 2, 2009.

(cc) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, filed herewith.

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

E.    Taxation

U.S. Federal Income Tax Considerations

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us and the ownership and disposition of our common shares. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final and temporary regulations promulgated thereunder, or the Treasury Regulations, administrative rulings and pronouncements and judicial decisions, all as in effect currently and during the year ended December 31, 2009, or our 2009 Year, and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us or an investment in us. No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income during our 2009 Year, and we expect that we will not earn any such income in future years. However, certain of our activities gave rise to U.S. Source International Transportation Income during our 2009 Year, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and branch profits tax or the 4% gross basis tax, both of which are discussed below.

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

We believe that during our 2009 Year we did not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income earned during our 2009 Year is treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may result in our U.S. Source International Transportation Income being treated as Effectively Connected Income and our being subject to the net basis tax and branch profits tax as described above.

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

Regarding the second requirement for the Section 883 Exemption, we do not believe that we met the Qualified Shareholder Test or the Controlled Foreign Corporation Test with respect to our 2009 Year, and we do not expect to meet those tests in future years. The analysis of our ability to meet the Publicly Traded Test follows.

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

Because our common shares are and have been traded solely on the New York Stock Exchange, which is considered to be an established securities market in the United States, we believe our common shares are and have been primarily traded on an established securities market for purposes of the Publicly Traded Test. Additionally, we believe our common shares represented more than 50% of our outstanding stock by voting power and value during our 2009 Year, our common shares satisfied the listing and trading volume requirements described above for our 2009 Year, and 50% or more of common shares were not owned by 5% shareholders at any time during such year. Consequently, we believe we satisfied the Publicly Traded Test, and therefore qualified for the Section 883 Exemption, for our 2009 Year.

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

This discussion applies only to beneficial owners of our common shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that will hold our common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our common shares.

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

Based on the composition of our assets and income (and that of our subsidiaries) for our 2009 Year, we believe that we were not a PFIC for such year. Furthermore, based on the expected composition of our assets and income (and that of our subsidiaries), we do not expect to become a PFIC with respect to any future years. Our belief in this regard is based principally on the position that, for purposes of determining whether we are a PFIC, the majority, if not all, of the gross income we derive (or are deemed to derive) from the chartering activities of our wholly owned subsidiaries should constitute service income rather than rental income. Correspondingly, such income should not constitute passive income, and the assets owned and operated by us or our subsidiaries in connection with the production of such income (in particular, the vessels) should not constitute passive assets under the PFIC rules. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit concluded that certain time charters were appropriately characterized as leases rather than service agreements for purposes of the foreign sales corporation provisions of the Code. While the court’s conclusion was contrary to the IRS’s position that the time charters should be treated as services agreements, the Tidewater decision may heighten the risk of a challenge regarding our status and the status under the PFIC rules of shipping companies that engage in time chartering operations generally.

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

Interest Rate Risk

As of December 31, 2009, our floating-rate borrowings totaled $1.8 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.1 billion. These interest rate swaps have a fair value of $280.4 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2009 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2010	2011	2012	2013	2014	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates (1)	5,452	5,815	58,656	121,893	223,971	1,467,359

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

On December 31, 2007, we had certain interest rate swaps designated as hedging instruments. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows (dollars in thousands):

Fixed per annum rate swapped for LIBOR	Notional Amount as at December 31, 2009	Maximum Notional Amount (1)	Effective Date	Ending Date	Date of prospective de- designation
4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012	September 30, 2008
5.6400%	535,623	714,500	August 31, 2007	August 31, 2017	January 31, 2008 (3)
5.2500%	200,000	200,000	September 29, 2006	June 23, 2010	September 30, 2008
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021 (2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021	September 30, 2008
5.3150%	—	106,800	August 15, 2006	August 28, 2009 (4)	January 31, 2008 (3)

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

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

(4)	Expired during the year.

In addition, we have the following interest rate swaps that are not designated as hedges (dollars in thousands):

Fixed per annum rate swapped for LIBOR	Notional Amount as at December 31, 2009	Maximum Notional Amount (1)	Effective Date	Ending Date
5.4200%	$224,467	$438,462	September 6, 2007	May 31, 2024
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	45,510	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

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

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2009, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2009. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2009 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009 there were no significant changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that all members of the audit committee as of the date of filing of this Annual Report qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder. Please contact Sai W. Chu for any such request.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2009 was KPMG LLP, Chartered Accountants.

In 2009 and 2008, the fees rendered by the auditors were as follows:

	2009	2008
Audit Fees	$399,300	$597,300
Audit-Related Fees	—	—
Tax Fees	221,100	24,700
All Other Fees	—	—

	$620,400	$622,000

Audit Fees

Audit fees for 2009 include fees related to the issuance of the Series A Preferred Shares in addition to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2008 include fees related to our public offering of our common shares completed in April 2008 and the prospectus for the DRIP in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

There were no audit-related fees in 2009 or 2008.

Tax Fees

Tax fees for 2009 and 2008 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2009 and 2008.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.1	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.2	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.3	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares – Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.4	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2.5	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2.7	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 11, 2008).

4.4	Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

4.5	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.6	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.7	Vessel Management Agreement for 2500 TEU / 3500 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

Exhibit Number	Description
4.8	Vessel Management Agreement for 5100 TEU Vessels dated as of the 18th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K/A (File No. 1-32591) filed with the SEC on October 10, 2007).

4.9	Vessel Management Agreement for Two 2500 TEU K-Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 COSCON Vessels dated as of the 28th day of September, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on October 29, 2007).

4.10	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2177 and Hull No. S452 built by Hyundai Heavy Industries Co., Ltd. And Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of January 28, 2008 (incorporated herein by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.11	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2178 and Hull No. S453 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of March 31, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on April 4, 2008).

4.12	Vessel Management Agreement for Two 13100 TEU Vessels with Hull No. 2179 and Hull No. S454 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of March 31, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on April 4, 2008).

4.13	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.14	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.15	Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 2, 2009).

4.16	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

Exhibit Number	Description
4.17	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.18	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.19	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.20	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.21	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.23	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.24	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
4.25	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.26	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.27	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.28	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.29	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.30	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.31	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.32	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.33	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

4.34	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

8.1	Subsidiaries of Seaspan Corporation (incorporated herein by reference to Exhibit 8.1 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
11.1	Code of Ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

11.2	Compensation Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

11.3	Audit Committee Annual Report (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 15, 2007).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2009.

*	Filed herewith.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Seaspan Corporation (the “Company”) is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report thereon.

The accompanying consolidated financial statements have been reviewed by the audit committee, which has recommended their approval by the Board of Directors. The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/S/ GERRY WANG	/S/ SAI W. CHU
Chief Executive Officer	Chief Financial Officer

March 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 4, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 4, 2010, except for note 15(c), which is as of March 5, 2010

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2009 and 2008

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$133,400	$136,285
Accounts receivable	164	172
Prepaid expenses	12,489	5,254

	146,053	141,711
Vessels (note 4)	3,485,350	3,126,489
Deferred charges (note 5)	21,667	20,306
Other assets (note 6)	11,377	8,366

	$3,664,447	$3,296,872

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12(a))	$20,905	$15,211
Deferred revenue	9,787	8,443

	30,692	23,654
Long-term debt (note 7)	1,883,146	1,721,158
Other long-term liabilities (note 8)	410,598	390,931
Fair value of financial instruments (note 14(c))	280,445	414,769

Shareholders’ equity:
Share capital (note 9):
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 67,734,811 shares issued and outstanding (2008—66,800,041)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2008—nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2008—100)
Preferred shares; $0.01 par value; 65,000,000 shares authorized, of which 315,000 are Series A; 200,000 Series A issued and outstanding (2008—nil); liquidation preference of $214,464 (2008—nil)	679	668
Additional paid in capital	1,489,936	1,282,189
Deficit	(349,802)	(443,081)
Accumulated other comprehensive loss	(81,247)	(93,416)

	1,059,566	746,360

	$3,664,447	$3,296,872

Commitments and contingent obligations (note 13)

Subsequent events (note 15)

Approved on behalf of the Board:

/S/ GEORGE H. JUETTEN	Director	/S/ GERRY WANG	Director

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue	$285,594	$229,405	$199,235

Operating expenses:
Ship operating (note 3)	80,162	54,416	46,174
Depreciation	69,996	57,448	50,162
General and administrative	7,968	8,895	6,006

	158,126	120,759	102,342

Operating earnings	127,468	108,646	96,893

Other expenses (income):
Interest expense	21,194	33,035	34,062
Interest income	(311)	(694)	(4,074)
Undrawn credit facility fees	4,641	5,251	3,057
Amortization of deferred charges (note 5)	2,042	1,825	1,256
Change in fair value of financial instruments	(46,450)	268,575	72,365
Financing fee write-off (note 5)	—	—	635
Other expenses (note 8)	1,100	—	—

	(17,784)	307,992	107,301

Net earnings (loss)	$145,252	$(199,346)	$(10,408)

Earnings (loss) per shares (note 10):
Class A and Class B common share, basic	$1.94	$(3.12)	$(0.20)
Class A and Class B common share, diluted	1.58	(3.12)	(0.20)
Class C common share, basic and diluted	—	—	—

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Net earnings (loss)	$145,252	$(199,346)	$(10,408)

Other comprehensive income (loss):
Change in fair value of financial instruments designated as cash flow hedging instruments	—	(40,156)	(58,132)
Amounts reclassified to earnings (loss) during the period	12,169	9,084	—

Other comprehensive income (loss)	12,169	(31,072)	(58,132)

Comprehensive income (loss)	$157,421	$(230,418)	$(68,540)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2009, 2008 and 2007

	Number of common shares			Number of Preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other Comprehensive income (loss)	Total shareholders’ equity
	Class A	Class B	Class C	Series A
Balance, December 31, 2006	40,377,250	7,145,000	100		$475	$	$748,410	$(17,658)	$(4,212)	$727,015
Class A common shares issued on secondary offering (note 9)	9,975,000	—	—		100		309,864	—	—	309,964
Fees and expenses in connection with issuance of common shares	—	—	—		—		(13,202)	—	—	(13,202)
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	44,583	—	—		—		1,340	—	—	1,340
Net loss	—	—	—		—		—	(10,408)	—	(10,408)
Other comprehensive net loss:
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	—		—		—	—	(58,132)	(58,132)
Dividends on Class A and B common shares ($1.785 per share)	—	—	—		—		—	(94,251)	—	(94,251)

Balance, December 31, 2007	50,396,833	7,145,000	100		575		1,046,412	(122,317)	(62,344)	862,326
Class A common shares issued on public offering (note 9)	8,713,300	—	—		87		237,350	—	—	237,437
Shares issued through dividend reinvestment program (note 9)	440,391	—	—		5		5,836	—	—	5,841
Fees and expenses in connection with issuance of common shares and dividend reinvestment program	—	—	—		—		(9,963)	—	—	(9,963)
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	104,517	—	—		1		2,554	—	—	2,555
Conversion of class B common shares to class A common shares at termination of subordination period (note 9)	7,145,000	(7,145,000)	—		—		—	—	—	—
Net loss	—	—	—		—		—	(199,346)	—	(199,346)
Other comprehensive loss	—	—	—		—		—	—	(31,072)	(31,072)
Dividends on class A and B common shares ($1.90 per share)	—	—	—		—		—	(121,418)	—	(121,418)

Balance, December 31, 2008, carried forward	66,800,041	—	100		668		1,282,189	(443,081)	(93,416)	746,360

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity — (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2009, 2008 and 2007

	Number of common shares			Number of Preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Class A	Class B	Class C	Series A
Balance, December 31, 2008, brought forward	66,800,041	—	100	—	$668	—	$1,282,189	$(443,081)	$(93,416)	$746,360
Series A preferred shares issued	—	—	—	200,000	—	2	199,998	—	—	200,000
Shares issued through dividend reinvestment program (note 9)	852,230	—	—	—	8	—	7,124	—	—	7,132
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	(1,558)	—	—	(1,558)
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	82,540	—	—	—	1	—	2,183	—	—	2,184
Net earnings	—	—	—	—	—	—	—	145,252	—	145,252
Other comprehensive income	—	—	—	—	—	—	—	—	12,169	12,169
Dividends on class A common shares ($0.775 per share)	—	—	—	—	—	—	—	(51,973)	—	(51,973)

Balance, December 31, 2009	67,734,811	—	100	200,000	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$145,252	$(199,346)	$(10,408)
Items not involving cash:
Depreciation	69,996	57,448	50,162
Share-based compensation (note 11)	2,184	2,555	1,340
Amortization of deferred charges (note 5)	2,042	1,825	1,256
Write-off on debt refinancing (note 5)	—	—	635
Amounts reclassified from other comprehensive loss to interest expense	12,068	2,155	—
Unrealized change in fair value of financial instruments	(134,324)	253,037	72,365
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(7,227)	1,758	(2,756)
Other assets and deferred charges	(3,553)	(2,618)	(3,975)
Accounts payable and accrued liabilities	5,694	6,695	2,909
Deferred revenue	1,344	1,243	1,640
Other long-term liabilities (note 8)	1,100	—	—

Cash from operating activities	94,576	124,752	113,168

Financing activities:
Series A preferred shares issued, net of share issue costs	198,442	—	—
Common shares issued, net of share issue costs (note 9)	—	227,474	296,762
Draws on credit facilities (note 7)	161,988	764,720	1,025,235
Other long-term liabilities (note 8)	—	35,405	53,106
Repayment of credit facility	—	(383,000)	(249,000)
Financing fees incurred (note 5)	(3,530)	(5,841)	(9,409)
Dividends on common shares	(44,841)	(115,577)	(94,251)

Cash from financing activities	312,059	523,181	1,022,443

Investing activities:
Expenditures for vessels	(408,557)	(626,783)	(1,104,469)
Cash payments on interest rate swaps	—	(7,124)	—
Intangible assets	(963)	(875)	(235)

Cash used in investing activities	(409,520)	(634,782)	(1,104,704)

Increase (decrease) in cash and cash equivalents	(2,885)	13,151	30,907
Cash and cash equivalents, beginning of year	136,285	123,134	92,227

Cash and cash equivalents, end of year	$133,400	$136,285	$123,134

Supplementary information (note 12(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

1.	General:

Seaspan Corporation was incorporated on May 3, 2005 in the Marshall Islands for the purpose of acquiring 10 containerships (the Initial Fleet) from 10 existing Republic of Cyprus incorporated wholly owned subsidiaries (collectively, the Predecessor) of Seaspan Container Lines Limited (SCLL) and to enter into an agreement (the Asset Purchase Agreement) to acquire 13 additional containerships from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as VesselCos) on completion of their construction, which completion was scheduled to occur between 2005 - 2007 (all 23 containerships collectively referred to as the Contracted Fleet). Subsequent to the completion of the initial public offering (IPO), Seaspan Corporation has also entered into agreements to acquire other containerships. The primary activity of Seaspan Corporation is the ownership and operation of the containerships which are engaged in the deep-sea container transportation business.

During the year ended December 31, 2007, Seaspan Corporation incorporated Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd., and Seaspan Finance III Co. Ltd., for the purpose of entering into financing lease and credit facility agreements in connection with the construction of certain containerships. These entities are fully consolidated in the financial statements as at and for the years ended December 31, 2009 and 2008. During the year ended December 31, 2009, Seaspan Corporation incorporated Seaspan (Asia) Corporation for the purpose of entering into lease financing in connection with the construction of certain containerships. This entity is fully consolidated in the financial statements as at and for the year ended December 31, 2009. In these consolidated financial statements, the Company refers to Seaspan Corporation and its wholly owned subsidiaries.

2.	Summary of significant accounting policies:

(a)	Basis of presentation:

This summary of significant accounting policies is presented to assist in understanding the consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its majority owned subsidiaries (collectively, the Company). The Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary, as defined. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Years ended December 31, 2009, 2008 and 2007

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

Vessels under construction include deposits, installment payments, interest, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of initial completion. The Company calculates depreciation based on the remaining useful life and the expected salvage value of the vessel.

Vessels are evaluated for impairment when events or circumstances indicate that their carrying values may not be recovered from future undiscounted cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. When the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

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

Deferred financing fees represent the unamortized costs incurred on issuance of credit facilities. Amortization is provided on the effective interest rate method over the term of the underlying obligation.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

(h)	Income taxes:

There are no taxes on income in the jurisdiction in which the Company is incorporated. The Company is not subject to taxes on income in any other jurisdiction where the Company operates.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than Hong Kong on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Taxes, fees or levies charged by Hong Kong are included in technical services, as part of the Management Agreements (note 3). Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(i)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(j)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. All derivative instruments are recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap and swaption agreements on the balance sheet at their fair value.

On September 30, 2008, the Company de-designated as accounting hedges its derivatives to which hedge accounting was applied (note 14(c)). Subsequent to this date, all changes in fair value of the Company’s derivative instruments are recorded in earnings.

If the Company elects to apply hedge accounting, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when and where the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur.

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

Years ended December 31, 2009, 2008 and 2007

comprehensive income balance pertaining to these amounts is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation are recognized in earnings when and where the interest payments will be recognized.

(k)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(l)	Share-based compensation:

Share-based compensation awards may include options, restricted shares, phantom shares and other share-based awards. Compensation cost of the Company’s share-based compensation awards is measured at their grant date fair values, based on the quoted market price of the Company’s Class A common shares, and recognized straight-line over the requisite service period.

(m)	Earnings per share:

The Company has multiple classes of common shares with different participation rights and applies the two-class method to compute basic earnings per share (EPS). Diluted EPS reflects the dilutive effect of share-based compensation awards for which future service is required as a condition to the delivery of the underlying common shares, as well as the conversion of preferred shares.

(n)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company dry-docks its vessels once

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

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

(o)	Use of estimates:

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

(p)	Recent accounting pronouncements:

In June 2009, the FASB issued guidance on the consolidation of variable interest entities that the Company will apply prospectively effective January 1, 2010. The new guidance will change the evaluation of when a variable interest entity should be consolidated and requires additional disclosures about a reporting entity’s involvement in variable interest entities. The Company is currently evaluating the impact of this new guidance.

3.	Related party transactions:

The owners of Seaspan Management Services Limited (the Manager) also own common shares and preferred shares of the Company. The Manager also has officers in common with the Company.

The Management Agreement was entered into on August 8, 2005 between the Company and the Manager for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 9).

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2011 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services—The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the Management Agreements.

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

Years ended December 31, 2009, 2008 and 2007

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

The initial technical service fee under each of the Management Agreements was fixed through December 31, 2008. During 2008, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 as summarized below. These fees are fixed through December 31, 2011, and thereafter will be subject to renegotiation every three years:

Date of Management Agreement	Vessels subject to Management Agreement	Adjusted Technical Services Fee (in whole amounts, per vessel per day)	Initial Technical Services Fee (in whole amounts, per vessel per day)
May 4, 2007 (Amended Management Agreement)	• 23 IPO vessels constructed by Samsung Heavy Industries Co., Ltd., or SHI

	- Five 4250 TEU	$5,526	$4,500
	- 14 4250 TEU	5,423	4,500
	- Two 8500 TEU	6,699	6,000
	- Two 9600 TEU	7,406	6,500
	• Four 4800 TEU Mærsk vessels constructed by Odense - Lindo Shipyard Ltd.	7,848	5,750

May 18, 2007 (2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	5,242	4,200

	• Eight of the ten 2500 TEU vessels constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	5,118	4,000

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

Date of Management Agreement	Vessels subject to Management Agreement	Adjusted Technical Services Fee (in whole amounts, per vessel per day)	Initial Technical Services Fee (in whole amounts, per vessel per day)
May 18, 2007 (5100 Management Agreement)	• Four 5100 TEU vessels being constructed by Hyundai Heavy Industries Co., Ltd., or HHI	6,482	4,800

September 28, 2007 (2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels being constructed by Jiangsu	5,187	4,200

	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	5,411	4,725
	• Eight 8500 TEU vessels being constructed by HHI	7,410	6,000

January 28, 2008 (13100 Management Agreement, Hull no. 2177 and Hull no. S452)	• Two 13100 TEU vessels that will be constructed by HHI and Hyundai Samho Heavy Industries Co., Ltd., or HSHI	8,336	6,750

March 31, 2008	• Two 13100 TEU vessels that will be constructed by HHI and HSHI	8,336	6,750
(13100 Management Agreement, Hull no. S453 and Hull no. 2178)

March 31, 2008	• Two 13100 TEU vessels that will be constructed by HHI and HSHI.	8,336	6,750
(13100 Management Agreement, Hull no. S454 and Hull no. 2179)

The Company incurred the following costs under the Management Agreements:

	2009	2008	2007
For the year ended December 31:
Technical services	$81,844,000	$54,623,400	$47,956,500
Dry-dock activities included in technical services	3,575,000	2,945,000	2,566,000
Administrative and strategic services	72,000	72,000	72,000
Reimbursed expenses	2,458,000	2,242,000	1,526,000
Construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	3,106,000	1,714,000	nil
Consulting services incurred with the Manager and parties related thereto	240,000	40,000	nil

As of December 31, 2009, amounts due to the Manager totaled $1,235,000 (2008 — $1,799,000).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

4.	Vessels:

December 31, 2009	Cost	Accumulated depreciation	Net book value
Vessels	$2,300,246	$211,557	$2,088,689
Vessels under construction	1,396,661	—	1,396,661

	$3,696,907	$211,557	$3,485,350

December 31, 2008	Cost	Accumulated depreciation	Net book value
Vessels	$1,839,715	$141,662	$1,698,053
Vessels under construction	1,428,436	—	1,428,436

	$3,268,151	$141,662	$3,126,489

During the year, the Company capitalized interest costs of $30,995,880 (December 31, 2008—$50,052,000; 2007—$19,030,000) to vessels under construction.

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2007	$2,126	$15,114	$17,240
Cost incurred	217	5,841	6,058
Amortization expensed	(527)	(1,298)	(1,825)
Amortization capitalized	—	(1,167)	(1,167)

December 31, 2008	1,816	18,490	20,306
Cost incurred	1,505	3,530	5,035
Amortization expensed	(558)	(1,484)	(2,042)
Amortization capitalized	—	(1,632)	(1,632)

December 31, 2009	$2,763	$18,904	$21,667

During the year ended December 31, 2007, the Company refinanced the $1.0 billion credit facility, as described in note 7. As a result, $635,000 of previously deferred costs incurred in connection with the $1.0 billion credit facility were expensed.

6.	Other assets:

	2009	2008
Prepaid expenses	$7,989	$5,941
Intangible assets	3,388	2,425

Other assets	$11,377	$8,366

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

7.	Long-term debt:

	2009	2008
Long-term debt (operating vessels):
$1.3 billion revolving credit facility	$567,461	$608,118
$218.4 million credit facility	163,061	—
$365.0 million revolving credit facility	128,566	95,717
$920.0 million revolving credit facility	77,706	—

Long-term debt (operating vessels)	$936,794	$703,835

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility	$465,284	$424,627
$920.0 million revolving credit facility	418,220	450,753
$218.4 million credit facility	26,107	110,916
$235.3 million credit facility	36,741	—
$365.0 million revolving credit facility	—	31,027
$291.2 million credit facility	—	—
$150.0 million revolving credit facility	—	—

Long-term debt (vessels under construction)	$946,352	$1,017,323

Long-term debt	$1,883,146	$1,721,158

(a)	$1.3 billion revolving credit facility:

On May 11, 2007, the Company amended and restated its $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement is a $1.3 billion single-tranche senior secured seven-year revolving credit facility (the $1.3 billion revolving credit facility). Borrowings under this facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. During 2008, the Company exercised its option to extend the maturity date by twelve months to May 11, 2015.

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among others:

•	First and second priority mortgages on the 23 vessels in the Company’s initial contracted fleet as well as the four Mærsk vessels; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company is able to borrow up to $1.3 billion without providing additional collateral provided that the total outstanding balance remains below 70% of the market value of the vessels that are collateralized. Under these restrictions, as of December 31, 2009, the Company is unable to borrow the additional $267 million under the facility. This restriction does not impact the repayment terms under the facility. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the facility to purchase additional vessels so long as the loan to value ratio does not exceed 80% (the Overadvance Loan). The vessels purchased will then become additional security under the facility.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014. The maximum facility amount will then be reduced by $65.0 million per quarter until its maturity date, when the outstanding loan balance will be due and payable.

Interest is calculated at a rate of one month, two month, three month, or six month LIBOR plus 0.7% per annum, depending on the interest period selected by the Company. In the case of the Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.93% at December 31, 2009 (2.54% at December 31, 2008).

The Company is subject to a commitment fee of 0.2625% per annum calculated on the undrawn amounts under the facility.

The Company may prepay all amounts outstanding without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

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

The $365.0 million revolving credit facility is divided into two Tranches:

(i)	Tranche A, in the maximum amount of $82.0 million ($74.8 million at December 31, 2009; $78.4 million at December 31, 2008)

Beginning in March 2008, the amount available under Tranche A began to reduce semiannually by amounts ranging from 2.2% to 3.5% of the total amounts available until the maturity date, at which time Tranche A will terminate. A final payment of approximately 47% of the total amounts available is required upon maturity of the tranche on July 5, 2017. No amounts have been drawn on Tranche A.

(ii)	Tranche B, in the maximum amount of $283.0 million.

Tranche B was used to partially fund the purchase of eight 2500 TEU vessels constructed by Jiangsu in China. Since the collateral vessels have all been delivered, the Company is using the facility for general corporate purposes.

Beginning in March 2010, the principal amount borrowed under Tranche B will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the total amounts available until the maturity date at which time Tranche B will terminate. A final payment of approximately 49% of the total amounts available is required upon maturity of the tranche on August 31, 2019.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.850% per annum, depending on the interest period selected by the Company, up to the sixth anniversary of the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The weighted average rate of interest including the margin is 1.39% at December 31, 2009 (2.28% at December 31, 2008).

The Company is subject to a commitment fee of 0.3% per annum calculated on the undrawn amounts under the facility.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a secured credit facility for $218.4 million (the $218.4 million credit facility). The proceeds of this facility are being used to partially finance the construction of the four 5100 TEU vessels being constructed by HHI.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.6% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.83% at December 31, 2009 (2.03% at December 31, 2008).

The Company is subject to a commitment fee of 0.3% per annum calculated on the undrawn amounts under the facility.

Beginning in June 2013, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% to 3.3% of the total amounts available until the maturity date. A final repayment of approximately 45% of the amount borrowed is due on the maturity date on December 23, 2021.

(d)	$920.0 million revolving credit facility:

On August 8, 2007, the Company entered into a secured reducing revolving $920.0 million credit facility (the $920.0 million revolving credit facility).

The proceeds of this facility may be used by the Company to partially finance the construction of two of the Company’s 2500 TEU vessels being constructed by Jiangsu, four of the Company’s 4250 TEU vessels being constructed by New Jiangsu, and the Company’s eight 8500 TEU vessels being constructed by HHI. After delivery of the vessels, the Company may use this facility for general corporate purposes.

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

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.5% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.76% at December 31, 2009 (2.68% at December 31, 2008). The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loan balance.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will be reduced by eighteen consecutive semiannual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the maturity date.

The maturity date for the $920.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last collateral vessel delivered and December 31, 2022.

The Company may prepay all amounts outstanding without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the $920.0 million revolving credit facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $920.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a shipbuilding contract may only be re-borrowed in certain limited circumstances.

(e)	$150.0 million revolving credit facility:

On December 28, 2007, the Company entered into a secured reducing revolving $150.0 million credit facility (the $150.0 million revolving credit facility).

The proceeds of this facility are being used by the Company to finance the construction of two of the Company’s 13100 TEU vessels, one of which will be built by HHI and the other by HSHI.

Under this facility, the Company may borrow up to the lesser of $150.0 million and 65% of the vessel delivered costs (as defined in the agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered to the Company by November 27, 2012.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.8% per annum, depending on the interest period selected by the Company. As no amounts were outstanding under the facility at December 31, 2009, the weighted average rate of interest including the margin is nil at December 31, 2009 (nil at December 31, 2008). The Company is subject to a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility.

Commencing on the earlier of six months after the delivery date of the last vessel and October 27, 2012, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the maturity date.

The maturity date for the $150.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and October 17, 2023.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $150.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a Vessel or cancellation of a shipbuilding contract may only be re-borrowed in certain limited circumstances.

(f)	$291.2 million credit facility:

On March 17, 2008, the Company entered into a secured $291.2 million credit facility agreement (the $291.2 million credit facility). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

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

The maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel and December 31, 2023 and the maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023.

Interest on the outstanding term loan tranches is calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. Interest on the outstanding revolving loan is calculated as one month, two month, three month, or six month LIBOR plus 0.85% per annum, depending on the interest period selected by the Company. As the Company had no amounts drawn under the facility at December 31, 2009, the weighted average rate of interest including the margin is nil at December 31, 2009 (December 31, 2008 - nil). The Company is subject to a commitment fee of 0.30% per annum on the undrawn amounts under the facility.

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

Years ended December 31, 2009, 2008 and 2007

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

On March 31, 2008, the Company entered into a secured $235.3 million credit facility agreement (the $235.3 million credit facility). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $235.3 million credit facility, the Company may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,500,000 per vessel, except that it may be increased to $2,500,000 per vessel with the consent of the lender. The financing will be made available in two loans (the vessel loans). Each vessel loan has a maximum principal amount equal to the lesser of (i) $117,650,000, (ii) 65% of the vessel delivered costs relating to each vessel.

The Company can draw up to the maximum available loan for a specified period of time from the date of the signing of the agreement to the earlier of the delivery date of the 2nd vessel, the date following 210 days after the scheduled delivery date of the 2nd vessel, and February 6, 2012.

The facility is partly insured for both political and economic risks by the Korea Export Insurance Corporation (KEIC). For each vessel loan, KEIC will insure during the pre-delivery period the sum of the KEIC insurance premium plus 56% of the installments paid to the shipyards (the KEIC covered portion). The amount insured will not exceed $94.0 million per vessel on delivery and will reduce progressively down to zero at maturity during the post-delivery period.

The KEIC premium is, for each vessel, the KEIC covered portion multiplied by the KEIC Insurance Premium Rate divided by the difference between 1 minus the Insurance Premium Rate of 1.52%.

The Company must repay the loans over twenty-four semi-annual repayment dates. The first repayment date will be six months after the delivery date of the last vessel to be delivered.

The maturity date for the credit facility is the earlier of the twelfth anniversary of the delivery date of the last delivered vessel and February 6, 2024.

The $235.3 million credit facility requires payment of interest on the outstanding loan at a rate calculated as (i) in respect of the uncovered portion, 1% per annum plus one month, two month, three month, or six month LIBOR, depending on the interest period selected by the Company, and (ii) in respect of the KEIC covered portion, 0.7% per annum plus LIBOR. The weighted average rate of interest including the margin is 0.96% at December 31, 2009 (nil at December 31, 2008 as no amounts had been drawn under the facility). The Company is subject to a commitment fee of 0.35% per annum calculated on the undrawn amounts under the facility.

The Company may prepay the loan in whole or from time to time in part on the last day of any period on which interest payable on a loan or an overdue amount is calculated. The Company may prepay all

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

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

A prepayment must be in a minimum amount of $5,000,000 and then in increments of $1,000,000. No amounts prepaid may be re-borrowed. The Company may also cancel the unutilized amount of the facility in whole or in part. Partial cancellation must be in a minimum amount of $5,000,000 and then in increments of $2,500,000.

(h)	General:

The security for each of the Company’s credit facilities, except for the $1.3 billion revolving credit facility, which is described in note 7(a), includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;

•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

•	An assignment of the Company’s related shipbuilding contracts; and

•	A pledge of the related retention accounts.

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events such as a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement.

Each credit facility contains financial covenants requiring the Company to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants.

(i)	Minimum repayments:

As at December 31, 2009, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$5,452
2011	5,815
2012	58,656
2013	121,893
2014	223,971
Thereafter	1,467,359

$1,883,146

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

Minimum repayments are determined based on amounts outstanding at year end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

8.	Other long-term liabilities:

	December 31, 2009	December 31, 2008
Other long-term liability	$409,498	$390,931
Accrual for additional payments to shipyards (note 13)	1,100	—

Other long-term liabilities	$410,598	$390,931

On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by SHI. The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). On delivery, Seaspan Finance I Co. Ltd. (Finance I) will lease the five 4500 TEU vessels from the SPE over a term of five years. Under the lease, Finance I will be required to make lease payments totaling 20% of the cost of the vessels over the five-year lease terms and at the end of each lease term, the Company will be required to pay to the SPE the remaining 80% of the cost of the vessels. At the end of the lease term Finance I will also be appointed sales agent by the lessor to sell the vessels; the Company will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

The SPE is considered a variable interest entity under GAAP. Although the Company has an interest of approximately 50% of the assets of the SPE, the Company is not considered to be the primary beneficiary and as a result does not consolidate the SPE. The Company’s exposure to the entity is limited to the five 4500 TEU vessels.

Under GAAP, the Company is deemed to be the accounting owner of these vessels under construction during the construction period. As a result, the Company will continue to recognize the value of the vessels and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period. Finance I’s obligations under the lease are guaranteed by the Company.

The balance under the leases will be based on the estimated costs of the vessels funded by the SPE. Estimated payments under the leases will be due as follows:

2010	$400
2011	28,593
2012	45,252
2013	45,252
2014	45,252
Thereafter	380,780

$545,529

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

9.	Share capital:

On November 1, 2008, the 7,145,000 class B common shares were converted to class A common shares. Class B common shares were subordinated to the class A common shares during the period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, was at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the Subordination Fiscal period).

The class C common shares are incentive shares that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares and class B common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At December 31, 2009, the incentive shares do not have rights to incremental dividends.

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

During the year ended December 31, 2008, the Company adopted a dividend reinvestment program (DRIP). The program allows interested shareholders to reinvest all or a portion of cash dividends received in the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid. During the year ended December 31, 2009, an additional 852,230 shares were issued through the DRIP (December 31, 2008—440,391), representing a non-cash distribution of $7,132,000 (December 31, 2008—$5,841,000).

During the year ended December 31, 2009, the Company sold 12% cumulative convertible Series A preferred stock (the Series A preferred shares) to the Company’s chairman and a group of other investors

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

(the Investors) for $200 million. The first tranche of 100,000 shares for $100 million was issued on January 30, 2009 and the second tranche of 100,000 shares for $100 million was issued on October 1, 2009. The 12% cumulative dividends are non-cash and accrue until January 31, 2014.

The Series A preferred shares automatically convert to Class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014 the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation value of the Series A preferred shares by 15% per annum.

10.	Earnings per share:

As there were no dividend arrearages for the class A common shares, and the class B common shares have received the same level of dividends as the class A common shares, earnings per share (EPS) of class A and class B common shares have been presented as one class for purposes of the two-class earnings per share method. On November 1, 2008, the class B common shares converted to class A common shares and are no longer a separate class of common shares.

To the extent that EPS for class A and class B common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A and class B common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations for class A and class B common shares.

For the year ended December 31, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$145,252
Less: Series A preferred share dividends	(14,464)

Basic EPS:
Income from continuing operations attributable to common shareholders	$130,788	67,340	$1.94
Effect of dilutive securities:
Convertible Series A preferred shares	14,464	24,638
Share-based compensation	—	37

Diluted EPS:
Income attributable to common shareholders plus assumed conversion	$145,252	92,015	$1.58

For the year ended December 31, 2008	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(199,346)	63,801

Basic and diluted EPS			$(3.12)

For the year ended December 31, 2007	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(10,408)	53,008

Basic and diluted EPS			$(0.20)

11.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires ten years from the date of its adoption.

Upon vesting of restricted shares and phantom share units, class A common shares are issued in exchange for their cancellation. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

A summary of the Company’s restricted shares and phantom share units as of December 31, 2009 and for the year then ended is presented below:

Share-based compensation awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	Weighted average grant date FV	Number of shares	Weighted average grant date FV
December 31, 2006	14,500	$22.40	99,500	$22.40
Granted	21,083	24.43	150,000	25.10
Vested	(25,916)	24.43	(33,167)	22.40
Cancelled	(9,667)	22.40	—	—

December 31, 2007	—	$—	216,333	$24.27
Granted	21,350	24.82	—	—
Vested	(21,350)	24.82	(83,167)	24.02

December 31, 2008	—	$—	133,166	$24.42
Granted	44,374	10.66	177,000	7.75
Vested	—	—	(38,166)	23.35

December 31, 2009	44,374	$10.66	272,000	$13.72

During 2009, the Company recognized a total of $2,185,000 (2008—$2,555,000; 2007—$1,340,000) in share-based compensation expenses. During 2009, the total fair value of shares vested was $357,000 (2008—$1,446,000; 2007—$1,435,000). As at December 31, 2009, there was $1,994,000 of total unrecognized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a 24 month period.

12.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2009	2008
Due to related parties (note 3)	$1,235	$1,799
Accrued interest	11,793	8,348
Other accrued liabilities	7,877	5,064

	$20,905	$15,211

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

(b)	Supplementary information to the statement of cash flows consists of:

	2009	2008	2007
Interest paid on debt	$9,807	$26,963	$34,038
Interest received	290	711	4,099
Undrawn credit facility fee paid	2,400	3,088	1,473
Non-cash transactions:
Dividends on Series A preferred shares	14,464	—	—
Dividend reinvestment	7,132	5,841	—
Increase in other long-term liability for vessels under construction	18,567	131,722	170,698

13.	Commitments and contingent obligations:

(a)	As of December 31, 2009, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 8, as follows:

2010	$669,756
2011	702,797
2012	338,068

$1,710,621

The Company entered into agreements with shipyards whereby it had options to defer the delivery date for 11 of the vessels that have been contracted for construction. The deferrals range from 2 months to 15 months from the dates that were contracted under the original agreements. The options were exercised in July 2009 and the shipbuilding contracts and time charters have been amended to reflect the deferred delivery dates. As a result of exercising these options, the Company will pay an additional amount of $1,333,333 or $1,875,000 per vessel, depending on the size of the vessel, at the deferred delivery date for a total aggregate amount of $19,000,000 for all 11 vessels. During the year ended December 31, 2009, the Company accrued $1,100,000 as additional payments to the shipyards. The $1,100,000 (representing $100,000 for each of the 11 options) would have been due to the shipyards in connection with the options had they not been exercised and is considered to represent the cost of entering into the delivery deferral options (note 8).

The Company also amended shipbuilding contracts with two of its shipyards to delay the delivery of five additional vessels that were not subject to option agreements. The shipbuilding contracts and time charters for these five vessels have been amended to allow for the new delivery dates.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

(b)	As at December 31, 2009, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2010	$405,546
2011	547,346
2012	643,680
2013	643,669
2014	642,605
Thereafter	3,961,640

$6,844,486

(c)	Under the Management Agreements, the Manager provides services to the Company for fees which are fixed. During 2008, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 and ending on December 31, 2011 (the Period) for the vessels that are subject to the Management Agreements and the initial technical services fee for the vessels to be delivered but are not yet subject to management agreements. Based on the contractual delivery dates of the vessels under construction and the negotiated rates, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services for the Period are as follows:

2010	$108,185
2011	136,083

$244,268

14.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	2009	2008	2007
CSCL Asia	$154,286	$122,549	$102,886
HL USA	59,099	59,283	54,963
APM	34,066	33,702	32,738
Other	38,143	13,871	8,648

	$285,594	$229,405	$199,235

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of December 31, 2009, the fair value of long-term debt is equal to $1,715,316,000 (December 31, 2008—$1,581,774,000). The fair value of long-term debt is estimated based on expected interest and principal repayments, discounted by the forward rates plus a margin.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

The Company’s derivative financial instruments which are required to be measured at fair value on a recurring basis. The fair value of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these derivative financial instruments as Level 2. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. See note 14 (c) for further information on the Company’s interest rate derivative financial instruments.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to movements in interest rates.

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at December 31, 2009, the risk of credit loss related to these counterparties is considered to be immaterial at December 31, 2009.

On December 31, 2007, the Company had certain interest rate swaps designated as hedging instruments for accounting purposes. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows:

Fixed per annum rate swapped for LIBOR	Notional amount as at December 31, 2009	Maximum notional amount (1)	Effective date	Ending date		Date of prospective de-designation
4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012		September 30, 2008
5.6400%	535,623	714,500	August 31, 2007	August 31, 2017		January 31, 2008	(3)
5.2500%	200,000	200,000	September 29, 2006	June 23, 2010		September 30, 2008
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012		September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021		September 30, 2008
5.3150%	—	106,800	August 15, 2006	August 28, 2009	(4)	January 31, 2008	(3)

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.
(4)	Expired during the year.

The amounts in accumulated other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the related interest settlements will be recognized.

In addition, the Company holds the following interest rate swaps at the balance sheet date that were not designated as hedges during the year ended December 31, 2009:

Fixed per annum rate swapped for LIBOR	Notional amount as at December 31, 2009	Maximum notional amount (1)	Effective date	Ending date
5.4200%	$224,467	$438,462	September 6, 2007	May 31, 2024
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	45,510	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

During the year ended December 31, 2009, the Company recorded losses of nil (2008—$1,611,111; 2007—$136,000), respectively, to change in fair value of financial instruments for ineffectiveness on interest rate swaps designated as hedges.

The fair value of these liability derivative financial instruments not designated as hedging instruments at December 31, 2009 is summarized below:

	Balance sheet location	Fair value
Interest rate swaps and interest rate swaption	Fair value of financial instruments	$280,445

December 31, 2009	Location of gain or (loss) recognized in earnings	Amount of gain or (loss) recognized in earnings
Interest rate swaps and interest rate rate swaption	Change in fair value of financial instruments	$46,450

December 31, 2009	Location of gain or (loss) reclassified from AOCI into earnings	Amount of gain or (loss) reclassified from AOCI into earnings
Interest rate swaps	Interest expense	$(12,068	) (1)
	Depreciation	(101	) (1)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2009, 2008 and 2007

15.	Subsequent events:

(a)	On January 8, 2010, the Company accepted delivery of the MOL Empire from HHI.

(b)	On January 22, 2010, the Company declared a dividend of $0.10 per share, representing a total distribution of $6,783,000. The dividend was paid on February 12, 2010 to all shareholders of the Company’s class A common stock of record on February 1, 2010. Of the $6,783,000 distribution $5,147,000 was paid in cash and $1,636,000 was reinvested through the DRIP.

(c)	On March 5, 2010, the Company accepted delivery of the COSCO Japan and the Guayaquil Bridge from HHI and Jiangsu, respectively.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/S/ SAI W. CHU

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 18, 2010