Form 20-F
period 2010-12-31
Seaspan CORP
filed 2011-03-30
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

68,601,240 Class A Common Shares, par value of $0.01 per share

100 Class C Common Shares, par value of $0.01 per share

200,000 Series A Preferred Shares, par value of $0.01 per share

260,000 Series B Preferred Shares, par value of $0.01 per share

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

    Yes  ☐    No  ☒

SEASPAN CORPORATION

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These risks and uncertainties include, among others:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with Greater China Intermodal Investments LLC;

•	the negotiation and completion, if at all, of definitive documentation relating to the newbuilding order letter of intent;

•	the potential acquisition of our Manager and change in management fees;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the recent economic downturn and crisis in the global financial markets and potential negative effects of any reoccurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with all of our technical, administrative and strategic services.

Shipbuilders. References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders.

Customers. References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A. References to UASC are to United Arab Shipping Company (S.A.G.).

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP.

	Year Ended December 31,
	2010	2009	2008	2007	2006
Statements of operations data (year ended, in thousands of dollars):
Revenue	$407,211	$285,594	$229,405	$199,235	$118,489
Operating expenses:
Ship operating	108,098	80,162	54,416	46,174	27,869
Depreciation	99,653	69,996	57,448	50,162	26,878
General and administrative	9,612	7,968	8,895	6,006	4,911

Operating earnings	189,848	127,468	108,646	96,893	58,831
Other expenses (income):
Interest expense	28,801	21,194	33,035	34,062	17,594
Change in fair value of financial instruments (1)	241,033	(46,450)	268,575	72,365	908
Interest income	(60)	(311)	(694)	(4,074)	(1,542)
Write-off on debt refinancing	—	—	—	635	—
Undrawn credit facility fee	4,515	4,641	5,251	3,057	2,803
Amortization of deferred charges	3,306	2,042	1,825	1,256	1,980
Other	—	1,100	—	—	—

Net earnings (loss)	$(87,747)	$145,252	$(199,346)	$(10,408)	$37,088

Common shares outstanding (at period end):	68,601,240	67,734,811	66,800,141	57,541,933	47,522,350
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share	$(1.70)	$1.94	$(3.12)	$(0.20)	$0.98
Diluted earnings (loss) per Class A and B common share (2)	$(1.70)	$1.75	$(3.12)	$(0.20)	$0.98
Dividends paid per Class A and B common share (3)	$0.450	$0.775	$1.90	$1.785	$1.70
Basic and diluted earnings (loss) per Class C common share	$—	$—	$—	$—	$—
Dividends paid per Class C common share	$—	$—	$—	$—	$—

Statements of cash flows data (period ended, in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$153,587	$94,576	$124,752	$113,168	$71,363
Investing activities	(782,448)	(409,520)	(634,782)	(1,104,704)	(605,652)
Financing activities	529,680	312,059	523,181	1,022,443	610,798

	Year Ended December 31,
	2010	2009	2008	2007	2006
Selected balance sheet data (at period end, in thousands of dollars):
Cash and cash equivalents	$34,219	$133,400	$136,285	$123,134	$92,227
Current assets	46,764	146,053	141,711	130,318	96,655
Vessels(4)	4,210,872	3,485,350	3,126,489	2,424,253	1,198,782
Fair value of financial instruments, asset	—	—	—	—	10,711
Deferred charges	37,607	21,667	20,306	17,240	7,879
Other assets	81,985	11,377	8,366	5,090	3,189
Total assets	4,377,228	3,664,447	3,296,872	2,576,901	1,317,216
Current liabilities (excluding current portion of other long-term liabilities)	39,090	30,692	23,654	15,716	11,167
Current portion of other long-term liabilities	31,281	—	—	—	—
Long-term debt	2,396,771	1,883,146	1,721,158	1,339,438	563,203
Other long-term liability	512,531	410,598	390,931	223,804	—
Fair value of financial instruments, liability	407,819	280,445	414,769	135,617	15,831
Share capital	691	679	668	575	475
Total shareholders’ equity	989,736	1,059,566	746,360	862,326	725,015

Other data:
Number of vessels in operation at period end	55	42	35	29	23
TEU capacity at period end	265,300	187,456	158,483	143,207	108,473
Fleet utilization (5)	98.7%	99.7%	99.3%	99.0%	99.0%

(1)	Subsequent to our initial public offering, we entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.8700% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap agreements were reported in accumulated other comprehensive income. The fair value will change as market interest rates change. For designated swaps, amounts payable or receivable under the interest rate swaps are included in earnings when and where the designated interest payments are included. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings. On January 31, 2008, we de-designated two of our interest swaps for which we were obtaining hedge accounting. On September 30, 2008, we elected to prospectively de-designate all interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all of our interest rate swap agreements and the swaption agreement are marked to market subsequent to this date and the changes in the fair value of these instruments are recorded in earnings.

(2)	Diluted earnings per share for the year ended December 31, 2009 has been revised primarily to correctly record the impact of the convertible Series A Preferred Shares on the denominator for only the period they were outstanding during the year. Diluted earnings per share for the year ended December 31, 2009 has been revised by an immaterial amount from $1.58 per share (as previously reported) to $1.75 per share.

(3)	Effective October 1, 2008, the subordination period for our 7,145,000 Class B common shares, owned by the members of the Washington family, or trusts set up on their behalf, an entity owned by our chief executive officer and co-chairman of our board of directors, Gerry Wang, and an entity owned by Graham Porter, our director and a director of our Manager, ended and the rights and privileges of our Class B common shares became the same as our Class A common shares.

(4)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends or redeem our Series C Preferred Shares, or the trading price of our shares.

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our Series C Preferred Shares following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series C Preferred Shares. The amount of dividends we can pay or the amount we can use to redeem the Series C Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their respective time charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service our current and future indebtedness;

•	our ability to raise additional equity to satisfy our capital needs; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

In addition, before we can determine the amount of cash available for the payment of dividends or to redeem our Series C Preferred Shares, we must pay fees to our Manager for the technical, commercial, administrative and strategic services. We are also required to reimburse our Manager for certain extraordinary costs and capital expenditures as provided for in our management agreements. For information about fees we pay to our Manager, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

The amount of cash we have available for dividends on our shares or to redeem our Series C Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Series C Preferred Shares will depend on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•

restrictions under our existing or future credit and lease facilities or any future debt securities, including existing restrictions under our credit and lease facilities on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors; and

•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Our ability to obtain additional debt financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive costs, if at all, could harm our business, results of operations, financial condition and ability to pay dividends.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage, dilution of our equity holders’ interests or our decreased ability to pay dividends on our shares or to redeem our Series C Preferred Shares.

We have agreed to acquire an additional 11 newbuilding containerships with scheduled delivery dates through April 2012. We have entered into contracts to purchase seven of those containerships and lease financing arrangements, under which we are the lessee, for four vessels. As of March 25, 2011, the total purchase price of the seven vessels remaining to be paid was estimated to be approximately $701.8 million. Our obligation to purchase the seven vessels is not conditional upon our ability to obtain financing for such purchases. Under the terms of our lease financing arrangements for the remaining four vessels, we may purchase the vessels at the end of their respective lease terms at a price approximately equal to their fair market value at the end of such lease terms for two of the vessels and at a fixed price per vessel for the remaining two vessels. Although we currently intend to purchase all four vessels, we may not be able to purchase them on terms favorable to us or at all.

We intend to significantly expand the size of our fleet beyond our existing contracted newbuilding program. The acquisition of additional newbuilding or existing vessels or businesses will require significant additional capital expenditures.

To fund other and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available for dividends to our shareholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations, financial condition and ability to pay dividends.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could negatively affect our ability to pay dividends on our shares or redeem our Series C Preferred Shares.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If, however, we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. At some time in the future, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay dividends on our shares or to redeem our Series C Preferred Shares.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

Unless we maintain reserves or are able to borrow or otherwise raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income depend upon the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations, financial condition and ability to pay dividends will be harmed. Additionally, any reserves set aside for vessel replacement would not be available for dividends or to redeem our Series C Preferred Shares.

Restrictive covenants in our credit and lease facilities impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to pay dividends.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with GAAP. In addition, although our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a certain level, our $1.3 billion credit agreement contains a loan-to-market-value ratio requirement that must be met before we can borrow funds under that facility. Based on a semi-annual valuation obtained in December 2010 (which was on a without-charter basis as required by our credit facility), the decline in the market value of the vessels as a result of the recent economic slowdown continues to limit our ability to borrow under the facility. We are currently unable to borrow the remaining approximately $267 million otherwise available under the facility. In addition, under this facility, there are certain circumstances that could require us to prepay a portion of the outstanding loan or provide additional acceptable security in order to meet the borrowing base ratio requirement. One of these circumstances includes the termination or expiration of a specified percentage of charters if we do not find suitable charterers or negotiate charter terms acceptable to our lenders. During 2011, we could trigger the borrowing base ratio requirement if, upon the expiration of certain charters for four of our vessels, we are unable to extend or replace the charters for at least three such vessels with charters acceptable to our lenders.

To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our customers, experience a change of control.

Our credit and lease facilities impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•

except in the case of the lease facilities, pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	conduct material transactions with our affiliates except on an arm’s-length basis;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. If we do not comply with the restrictions and covenants in our credit agreements or lease agreements, our results of operations, financial condition and ability to pay dividends will be harmed.

We may not be able to timely repay or be able to refinance any indebtedness incurred under our credit facilities.

We intend to substantially finance our fleet expansion with secured indebtedness drawn under our existing or future credit or lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. The earliest maturity date of our current credit facilities is 2015, and we intend to refinance amounts drawn under our existing or future credit facilities with replacement facilities, the net proceeds of future debt or equity offerings, or a combination thereof. If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek alternative financing plans, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing as vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 25, 2011, we had approximately $2.4 billion outstanding on our credit facilities and lease obligations of approximately $556.1 million. These amounts outstanding under our credit facilities and our lease obligations will increase further following the completion of our acquisition of the 11 newbuilding containerships that we have contracted to purchase and lease. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions in recent years were disrupted and volatile. The debt and equity capital markets were exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our current credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations, financial condition and ability to pay dividends.

The business and activity levels of many of our customers, shipbuilders and related parties and their respective abilities to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be hindered by any deterioration in the credit markets.

Our current vessels are, and those that we will acquire will be, primarily chartered to customers under long-term time charters. Payments to us under those charters are and will be our sole source of operating cash flow. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations, financial condition and ability to pay dividends.

Similarly, the shipbuilders with whom we have contracted may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations, financial condition and ability to pay dividends.

We will be paying all costs for the seven newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, through installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately one year. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments, each ranging from approximately 5% to 20% of the total contracted purchase price for each vessel, as well as a final installment payment, generally equal to approximately 50% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of these vessels. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commences following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our results of operations, financial condition and ability to pay dividends.

We are relying on the lessors under finance leasing arrangements to pay an aggregate amount of up to approximately $450 million of the construction cost for four newbuilding vessels that we have agreed to lease upon delivery of the vessels. If a lessor fails to make its payments under these arrangements, we may be required to finance the construction of these vessels before they begin generating revenue.

In 2007 we entered into vessel construction contracts to purchase five 4500 TEU newbuilding vessels from Samsung, one of which was delivered in October 2010 and two of which were delivered in January 2011. Also in

2007, we entered into vessel construction contracts to purchase two 13100 TEU vessels from HHI. The construction costs of the four vessels that have not yet been delivered are financed through three sale-leaseback transactions. If the lessor under any of these agreements becomes insolvent or otherwise fails to continue to make construction payments for any of these four vessels, we may need to finance such vessel through alternative arrangements before it begins operating and generating revenue. In such a case, we cannot assure you that we would be able to enter into alternative arrangements on terms favorable to us, if at all, which could harm our results of operations, financial condition or ability to pay dividends. Please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Facilities—Our Lease Facilities.”

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows the number of vessels in our operating fleet that are chartered to our eight current customers and the percentage of our total containership revenue attributable to the charters for the year ended December 31, 2010:

Charterer	Number of Vessels in our Current Fleet Chartered to such Charterer	Percentage of Total Containership Revenue in 2010
CSCL Asia	22	38.8%
HL USA	9	14.3%
COSCON	8	17.1%
MOL	4	10.3%
Other	12	19.5%

Total	55	100.0%

All of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations, financial condition and ability to pay dividends.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract with each of the relevant shipbuilders; or

•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters, if we undertake a change of control to which the customer does not consent and if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of the significant financial and economic disruption of the last few years could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations, financial condition and ability to pay dividends.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Rates fell significantly in 2009 into early 2010 to levels below those in 2001. Rates rose throughout 2010, albeit to levels below historical averages. Rates have continued to rise in 2011. In the future, rates may moderate or continue to fluctuate. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are out of service, idle or laid out of service; and

•	port congestion and canal closures.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. The existing time charters for ten of our vessels will expire (excluding options to extend) before 2013. If charter rates are low when our existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our operating results. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

Forty of the vessels in our current or contracted fleet are or will be chartered to Chinese customers. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers could harm our results of operations, financial condition and ability to pay dividends.

As of March 25, 2011, 22 of the 69 vessels in our current or contracted fleet are chartered to CSCL Asia, and 18 vessels are or will be chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

If we are required to commence legal proceedings against a bank, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and refund guarantees from a Chinese financial institution for the installment payments that we will make to them. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and ability to pay dividends.

China exports considerably more goods than it imports. Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Specifically, increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from China, (b) the length of time required to deliver goods from China and (c) the risks associated with exporting goods from China. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our results of operations, financial condition and ability to pay dividends.

Future adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, financial condition, results of operations and ability to pay dividends.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability in the future could harm our business, financial condition, results of operations and ability to pay dividends.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. Like the rest of the world, however, China recently experienced slowed or negative economic growth and this trend could return. Our business, results of operations, financial condition and ability to pay dividends will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The existing time charters for ten of our vessels will expire (excluding options to extend) before 2013. The charterer has exercised its option to extend for two of these vessels. For nine other vessels, the charterer may elect to terminate the charters with two years’ prior written notice upon payment of a termination fee. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	containership experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the ship owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations, financial condition and ability to pay dividends.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operations, financial condition and ability to pay dividends.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership business as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of or investment in a vessel or business may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations or pay dividends.

Our four 4800 TEU vessels were acquired secondhand and we may acquire other existing vessels. The purchase of existing, secondhand vessels has inherent risks that are not present when purchasing newbuilding vessels. Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could harm our business, operating results, financial condition and ability to pay dividends.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of operating leases. The proposals are expected to be finalized in 2011 and implemented in 2013 or later. If the proposals are enacted, they would have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities. This proposed change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition. Please read “Item 4. Information on the Company—B. Business Overview—Time Charters.”

Risks inherent in the operation of ocean-going vessels could harm our business and reputation.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. The frequency of piracy incidents against commercial shipping vessels has increased significantly in recent years, particularly in the Gulf of Aden. We may not be adequately insured to cover losses from these incidents, which could harm our results of operations, financial condition and ability to pay dividends. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters.

Terrorist attacks and international hostilities could harm our results of operations, financial condition and ability to pay dividends.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan and other nations and tensions between North and South Korea (where many of our shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of South Korea, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all, and our ability to pay dividends. In addition, terrorist attacks targeted at sea vessels may in the future also negatively affect our operations and financial condition and directly affect our containerships or customers.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Any hostilities in South Korea could constitute a force majeure event under our contracts with Samsung, HHI and HSHI and could negatively affect the construction of our newbuildings or result in the shipyards’ inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and harm our business, operations results, financial condition and ability to pay dividends.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to timely obtain a replacement vessel. Our credit facilities and lease agreements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations, financial condition and ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

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

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, operating results and financial results.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 4.0 million TEUs, representing approximately 28% of the total fleet capacity as of March 1, 2011, were under construction as of that date. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a containership, we may incur a loss or we may not be able to dispose of such containership at all.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our results of operations, financial condition and ability to pay dividends.

The age of our 4800 TEU secondhand vessels and general aging of our fleet may result in increased operating costs in the future, which could harm our operating results.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our fleet includes four 4800 TEU secondhand vessels that had an average age of approximately 22 years as of March 25, 2011. For these vessels, and as the rest of our fleet ages, and to the extent we acquire any older existing vessels, we will incur increased costs as older vessels are typically more costly to maintain than newer vessels. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to customers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to older vessels and may restrict the type of activities in which these vessels may engage. Increased costs or restrictions on the operation of our older vessels may prevent us from operating them profitably during the remainder of their useful lives and may harm our business, operating results, financial condition and ability to pay dividends.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, operating results, financial condition and ability to pay dividends.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, operating results, financial condition and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys to maintain classification society certification. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery is surveyed periodically over a five-year period. Each of the operating vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations, financial condition and ability to pay dividends.

Delays in deliveries of our newbuilding containerships could harm our business and operating results.

We are currently under contract to purchase seven and lease four additional newbuilding containerships, which are scheduled to be delivered at various times through April 2012. These vessels are being built by HHI, HSHI and Samsung shipyards. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding time charter. Any of such events could harm our results of operations, financial condition and ability to pay dividends.

The delivery of the newbuildings could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in South Korea, where the containerships are being built;

•	weather interference or a catastrophic event, such as a major earthquake, fire or tsunami, such as the events recently affecting Japan;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards; or

•	the failure of our banks to provide debt financing.

In addition, each of the shipbuilding contracts for the 11 newbuilding vessels contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our results of operations, financial condition and ability to pay dividends.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our results of operations, financial condition and ability to pay dividends.

Our articles of incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board or directors, the holders of a majority of our Series A Preferred Shares and, for as long as the management agreements with our Manager are in effect, the approval of the holders of our Class C common shares.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our results of operations, financial condition and ability to pay dividends than if we maintained more diverse assets or lines of business.

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years, and if APM does not exercise its options to extend, we may not be able to recharter these vessels at favorable rates or at all.

We purchased our four 4800 TEU secondhand vessels from APM in 2006. Simultaneously with the delivery of the four 4800 TEU vessels, we entered into five-year charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels in 2011, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease during the option years. In addition, the 4800 TEU vessels are approximately 22 years old, which is relatively old for containerships. If APM does not exercise its options to extend these time charters, the age of these vessels may prevent us from rechartering them at rates favorable to us or at all. If we are unable to recharter our 4800 TEU vessels, we may attempt to sell them. The age of the 4800 TEU vessels may prevent us from being able to sell them at a profit or at all.

Because each existing and newbuilding vessel in our contracted fleet is built or will be built in accordance with standard designs and uniform in all material respect to all other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, operating results, financial condition and ability to pay dividends.

There may be greater than normal operational risks with respect to our 9600 TEU vessels.

The two 9600 TEU vessels that we have purchased are some of the first vessels of this type to be built. There is one other company that operated similar vessels built by Samsung, and there may exist greater than normal operational risks associated with these vessels. Any operational risks arising from these vessels could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

There are greater than normal construction, delivery and operational risks with respect to our 13100 TEU newbuilding vessels and any newbuilding New Panamax 10000 TEU vessels that we may order.

The eight 13100 TEU newbuilding vessels that are under construction are some of the first vessels of this type to be built. In addition, we have entered into a letter of intent to order a significant number of New Panamax 10000 TEU vessels. If this order is completed, these will be the first vessels constructed using this new design and the first vessels constructed of this size at the particular shipyard. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

Increased technological innovation in competing vessels could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our operating results and financial condition could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, operating results, financial condition and ability to pay dividends.

We depend on our Manager to operate our business, and if our Manager fails to satisfactorily perform its management services, our business, results of operations, financial condition and ability to pay dividends may be harmed.

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our chief executive officer) and with all of our services, including technical, commercial, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and our ability to grow depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if any of the management agreements were to be terminated or if their terms were to be amended, our business could be harmed if we could not timely find adequate replacement services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations, financial condition and ability to pay dividends.

As we expand our business or if our Manager provides services to third parties, our Manager may need to improve its operating and financial systems, expand its commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 69 vessels. Our Manager’s current operating and financial systems may not be adequate if we further expand the size of our fleet or if our Manager provides services to third parties and attempts to improve those systems may be ineffective. In March 2011, our Manager agreed to provide technical, commercial and certain administrative services for vessels to Greater China Intermodal Investments LLC, an investment vehicle, or the Vehicle, and to affiliates of Dennis R. Washington for vessels that they may acquire. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Services Agreements.” In addition, if we expand our fleet, or as our Manager provides services to third parties, our Manager will need to recruit suitable additional administrative and management personnel. Our Manager may not be able to continue to hire suitable employees in such circumstances. If there exists a shortage of experienced labor or if our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If we expand our fleet, or our as Manager provides services to third parties and our Manager is unable to grow its financial and operating systems or to recruit suitable employees, our business, results of operations, financial condition and ability to pay dividends may be harmed.

The fees that we pay our Manager for its technical management of our ships have increased since our initial public offering and may continue to increase. Additional increases in our technical management or other existing fees, or the introduction of new fees, could significantly increase our operating costs and harm our results of operations, financial condition and ability to pay dividends.

Under the management agreements for our vessels, we currently pay our Manager fixed fees for the technical management of our vessels. These fixed fees have increased and may continue to increase in the future. Pursuant to our management agreements, the current technical fee structure is effective until December 31, 2011, at which time we will need to renegotiate the fee structure. Based on the technical management fees and additional fees under the management agreement between our Manager and the Vehicle, and disclosure by other public containership companies and third-party management companies, the owners of our Manager are proposing increases to existing fees and the inclusion of additional new fees under our management agreements, which they believe reflect current market practice. Any increase in the technical management fees we pay our Manager and any additional new fees could be substantial and would increase our operating costs and impact our results of operations, financial condition and ability to pay dividends. In addition, we are in discussions with our Manager about potentially acquiring all or a significant portion of our Manager, and any increases or anticipated increases in the fee arrangements under the management agreements could result in an increase to the purchase price of our Manager. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Transactions—Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees.”

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

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our securities, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our securities. These conflicts include, among others, the following situations:

•	our management agreements, the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were not the result of arm’s-length negotiations, and the negotiation of

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

•

our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional securities and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on our outstanding Class C common shares, or the incentive shares, which are currently held by an affiliate of the Manager;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends;

•	our officers, including our chief executive officer and our chief financial officer, do not spend all of their time on matters related to our business; and

•	our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

Even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which the management agreements governing the management of our vessels can be terminated by us. On the other hand, our Manager has substantial rights to terminate the management agreements and, under certain circumstances, could receive substantial sums in connection with such termination.

Under the management agreements governing our vessels, our Manager currently has the right to terminate the management agreements on 12 months’ notice, although the covenant limiting our Manager’s ability to compete with us continues for two years following such termination, and we can elect for our Manager to continue to provide services to us for such two-year period as long as the Manager continues to be in the business of providing services to third parties for similar types of vessels. Our Manager also has the right to terminate the management agreements after a dispute resolution if we have materially breached any of the management agreements, in which case none of the covenants would continue to apply to our Manager.

The management agreements will each terminate upon the sale of substantially all of our assets to a third party, upon our liquidation or after any change of control of our company occurs. If the management agreements terminate as a result of an asset sale, our liquidation or change of control, our Manager may be paid the fair market value of the incentive shares as determined by an appraisal process. Any such payment could be substantial.

In addition, our rights to terminate the management agreements are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches one of the agreements, we may not be able to terminate any of the management agreements until 2020, and only with the approval of two-thirds of our independent directors. Even if we so terminate the management agreements then or at the end of their initial terms in 2025 or a subsequent renewal term, our Manager will continue to receive dividends on the incentive shares for a five-year period from the date of termination, if available.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager shares in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements—Compensation of Our Manager.”

Our Manager is a privately held company and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit depends in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, information about its financial strength is not generally available. As a result, an investor in our securities might have little advance warning of problems affecting our Manager, even though these problems could harm our business, operating results, financial condition and ability to pay dividends. As part of our reporting obligations as a public company, we disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Our Manager will engage in other businesses and may compete with us.

Pursuant to an omnibus agreement entered into in connection with our initial public offering, our Manager, Seaspan Marine Corporation (formerly known as Seaspan International Ltd.), or SIL, and Norsk Pacific Steamship Company Limited, or Norsk, generally agreed to, and agreed to cause their controlled affiliates (which does not include us), not to engage in the business of chartering or rechartering containerships to others during the term of our management agreement with our Manager. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.” The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us. For instance, in certain circumstances these entities are permitted to acquire and operate containerships to the extent that such containership assets were part of an acquired business, provided that (a) a majority of the fair market value of the total assets of the acquired business is not attributable to the containership business and (b) such entity has offered to sell to us the containership assets of the acquired business. In addition, in March 2011, in connection with our participation in the Vehicle, we amended the omnibus agreement to permit our Manager and the other parties to the agreement to provide certain technical, commercial and administrative services to the Vehicle and certain affiliates of it and Dennis R. Washington. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement.”

Our officers do not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to the recent employment agreement between us and our chief executive officer, Gerry Wang, Mr. Wang is permitted to provide services to our Manager, Tiger Management Limited and Greater China Intermodal Investments LLC and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of Greater China Intermodal Investments LLC. Our chief financial officer is also employed by our Manager and he will devote substantially all of his time to us and our Manager. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience and relationships in the containership industry and has worked with our Manager for many years. Mr. Wang has been instrumental in developing our relationships with our customers. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, operating results and financial condition may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through January 1, 2013, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be harmed by the loss of such services.

We may not achieve expected benefits from our participation in the Carlyle investment vehicle.

In March 2011, we agreed to participate in the Vehicle, an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group, or Carlyle, which will invest in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combined scale of our business and the Vehicle, together with current excess capacity at shipyards, will allow us to realize volume discounts for newbuilding orders and to negotiate fuel-efficient design improvements from shipyards that will be attractive to our customers. To the extent excess shipyard capacity decreases, we may be unable to achieve these benefits. In addition, we may be unable to obtain more attractive vessel financing through the Vehicle than otherwise available to us on our own.

The Vehicle intends to compete in our markets, and its entry into the containership market may harm our business, operating results, financial position and ability to pay dividends.

Carlyle is a leading global alternative asset manager with nearly $100 billion of assets under management. The Vehicle intends to invest up to $900 million of equity capital in containership assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in the Vehicle and the amount of funds that the Vehicle may invest in containerships could result in the Vehicle becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2015, subject to earlier termination. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer Agreements.” Our business, operating results, financial condition and ability to pay dividends could be harmed to the extent the Vehicle successfully competes against us for containership opportunities.

We have reduced the fiduciary duties of Gerry Wang and Graham Porter in relation to certain growth opportunities that become subject to our right of first refusal with the Vehicle, which may limit our rights in such growth opportunities to our rights under the right of first refusal.

Pursuant to agreements between us and each of our chief executive officer and co-chairman of our board of directors, Gerry Wang, and our director Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Our rights to such opportunities may be limited to our rights under our right of first refusal with the Vehicle, which would be more restrictive than the rights we otherwise would have relating to such opportunities.

In order to timely exercise our right of first refusal from the Vehicle, we may be required to enter into containership construction contracts without financing arrangements or charter contracts then being in place, which may result in financing on less than favorable terms or employment of the vessels other than on long-term, fixed-rate charters, if at all.

Under our right of first refusal with the Vehicle relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from the Vehicle of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our operating results, financial condition and ability to pay dividends may be harmed.

Certain of our officers and directors or their affiliates will have separate interests in the Vehicle, which may result in conflicts of interest between their interests and those of us and our shareholders relative to the Vehicle.

Our director Graham Porter, through his interest in Tiger Management Limited, is an indirect investor in Greater China Industrial Investments LLC, the member with the largest capital commitment in the Vehicle. An affiliate of Dennis R. Washington, who controls entities that together represent our largest shareholder, has an indirect interest in Tiger Management Limited. As a result, Mr. Porter and the affiliate of Mr. Washington will have an indirect interest in incentive distributions received by Greater China Industrial Investments LLC from the Vehicle. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Gerry Wang, co-chairman of our board of directors and our chief executive officer, may become an indirect investor in Greater China Industrial Investments LLC. Messrs. Wang and Porter are members of the Vehicle’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for the Vehicle. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of the Vehicle’s transaction committee. Mr. Wang is also chairman of the Vehicle’s board of managers. In addition, affiliates of Messrs. Wang and Porter will provide certain transactional and financing services to the Vehicle, for which they will receive compensation. The affiliate of Mr. Washington has a right of first refusal on containership acquisition opportunities available to the Vehicle, which right is subordinate to our right of first refusal.

As a result of these interests relating to the Vehicle, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to the Vehicle.

The return on our investment in the Vehicle will be reduced by various fees and preferential returns.

We have committed to invest up to $100 million in the Vehicle over a five year period. The return on any investment we are required to make in the Vehicle will be reduced by the amount of technical ship management, financing, transaction and other fees payable by the Vehicle under services agreements, including agreements with affiliates of the Vehicle, and by the payment of preferential incentive distributions ranging between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions.

Compensation payable under new employment or services agreements with Gerry Wang, Graham Porter or their affiliates will increase our expenses and may dilute the interests of our equity holders.

In connection with our investment in the Vehicle, we entered into an employment agreement with Gerry Wang, our chief executive officer and co-chairman of our board of directors, and transaction services and financial services agreements with Mr. Wang and an affiliate of our director Graham Porter, respectively. Mr. Wang’s compensation as our chief executive officer was increased significantly under the employment agreement, which included, among other things, for the payment of transactional fees of 1.25% of the value of certain containership orders, sales or acquisitions we may enter into. The transaction services agreement provides for similar fees following termination of Mr. Wang’s employment with us and through the duration of our right of first refusal with the Vehicle but with the amount of the fee increased to 1.5%. The financial services agreement with Mr. Porter provides for fees of 0.8% or 0.4% of the aggregate value of certain debt and lease financing provided by Greater China or non-Greater China banks, respectively. A portion of amount payable under the employment agreement and the services agreements may be paid in our common shares, at our election.

Compensation payable under these agreements will increase our expenses and reduce our operating results. To the extent we issue common shares as partial compensation under these agreements, the interests of our equity holders will be diluted.

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

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the board’s prior approval.

In addition, holders of our Series A Preferred Shares have the power to vote as a single class to approve certain major corporate changes, including any merger, consolidation, asset sale or other disposition of all or substantially all of our assets. These shareholders could exercise this power to block a change of control that might otherwise be beneficial to holders of our common shares. For more information, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Equity Offerings.”

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

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. In connection with our initial public offering, our Series A Preferred Share Offering and our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of our director, Graham Porter, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

We are incorporated in the Republic of the Marshall Islands, which does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Our ability to pay dividends on our shares and to redeem our Series C Preferred Shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our shares and redeem our Series C Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our Series C Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company,” and “Item 10. Additional Information—E. Taxation,” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our shares.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income.” For purposes of these tests, “passive income” includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

The preferential tax rates applicable to qualified dividend income are temporary.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to individual U.S. shareholders (and certain other U.S. shareholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. shareholders in tax years beginning after December 31, 2012 or later will be taxed at graduated tax rates applicable to ordinary income.

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company —Canadian Taxation” and “Item 10. Additional Information—E. Taxation—Canadian Federal Income Tax Consequences.”

Item 4.	Information on the Company

A.    History and Development of the Company

We were incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited, or SCLL. In August 2005, we completed our initial public offering of 28,570,000 Class A Common Shares at a price of $21 per share, and the underwriters subsequently exercised their over-allotment option for an additional 276,500 Class A Common Shares in September 2005. From an initial operating fleet of 10 vessels, as of March 25, 2011, we have grown to an operating fleet of 58 vessels (including three leased vessels) and have entered into contracts to purchase an additional seven containerships and to lease an additional four containerships.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

We are a leading independent charter owner of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters. We seek additional accretive vessel acquisitions as market conditions allow. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

As of March 25, 2011 we operated a fleet of 58 containerships (including three leased vessels) and have entered into contracts to purchase an additional seven containerships and to lease an additional four containerships. The average age of the 58 vessels in our fleet was approximately five years as of March 25, 2011. Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Customers for our operating fleet are CSCL Asia, HL USA, APM, COSCON, CSAV, MOL, K-Line and UASC. Customers for the additional 11 vessels will include K-Line and COSCON. Please read “—Our Fleet” for more information.

Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Manager and certain of its wholly owned subsidiaries provide all of our employees, other than our chief executive officer, and all of the technical, administrative and strategic services necessary to support our business, including purchasing supplies, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. For more information about the agreements with our Manager that govern the provision of management services for our fleet, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

In March 2011, we agreed to participate in the Vehicle, an investment vehicle established by an affiliate of global alternative asset manager Carlyle. The Vehicle will invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. The amount of equity capital will be reduced to the extent that the Carlyle affiliate member of the Vehicle separately invests in non-containership assets. Please read “Item 5. Operating and

Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2011 Recent Developments—Investment in Carlyle Containership-Focused Investment Vehicle” for more information.

In February 2011, we also signed a letter of intent to purchase a significant number of newbuilding containerships to be constructed by a leading Chinese shipyard. This is our first newbuilding order since 2007. There exists only a letter of intent for this order at this time, and there is no assurance that definitive agreements relating to this order will be entered into or that the orders will be completed. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2011 Recent Developments—Newbuilding Order” for more information.

Our Fleet

Our Operating Fleet

The following table summarizes key facts regarding our vessels as of March 25, 2011:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate (in thousands)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(1)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(2)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(2)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three one-year options	42.9	(3)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Maersk Merritt(4)	4800	1989	11/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Cap Victor	4800	1988	11/20/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Cap York	4800	1989	12/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Maersk Moncton(6)	4800	1989	12/22/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Brotonne Bridge(7)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(8)
Brevik Bridge(7)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(8)
Bilbao Bridge(7)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(8)
CSAV Licanten(9)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(10)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(10)
CSCL Ningbo	4250	2002	6/15/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Dalian	4250	2002	9/4/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Felixstowe	4250	2002	10/15/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate (in thousands)
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
UASC Madinah	4250	2009	7/1/10	UASC	2 years	20.5	(14)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(15)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(15)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(15)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(15)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(15)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(15)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(15)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(15)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(2)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(3)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(4)	The name of the MSC Sweden was changed to Maersk Merritt in May 2010 in connection with the termination of a sub-charter from APM to Mediterranean Shipping Company S.A.

(5)	APM has an initial charter of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day.

(6)	The name of the MSC Ancona was changed to Maersk Moncton in August 2010 in connection with the termination of a sub-charter of the vessel from APM to Mediterranean Shipping Company S.A.

(7)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 for the first three-year option period and $42,500 for the second three-year option period.

(9)	The name of the CSCL Hamburg was changed to CSAV Licanten in November 2010, in connection with a sub-charter from CSCL to CSAV.

(10)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the CSAV Licanten and the CSCL Chiwan.

(11)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the two-year option.

(12)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.

(13)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.

(14)	UASC has a charter of two years with a charter rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. In addition, we pay a 1.25% commission to a broker on all hire payments for this charter.

(15)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to acquire additional containerships as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

As of March 25, 2011, we had contracted to purchase seven additional containerships and to lease an additional four, all of which are currently or will be under construction, and have scheduled delivery dates through April 2012.

As of March 25, 2011, the seven newbuilding containerships that we have contracted to purchase and the four newbuilding containerships that we have contracted to lease consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Daily Charter Rate		Scheduled Delivery Date	Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		2012	HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		2011	HHI
Hull No. S453	13100	12 years	COSCON	55.0		2011	HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		2012	HHI
Hull No. S454	13100	12 years	COSCON	55.0		2012	HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		2011	HHI
Hull No. 2180 (2)	13100	12 years	COSCON	55.0		2012	HHI
Hull No. 2181(2)	13100	12 years	COSCON	55.0		2011	HHI
COSCO Vietnam	8500	12 years + three one-year options	COSCON	42.9	(3)	2011	HHI
Berlin Bridge (2)	4500	12 years + two three-year options	K-Line	34.3	(4)	2011	Samsung
Budapest Bridge (2)	4500	12 years + two three-year options	K-Line	34.3	(4)	2011	Samsung

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.

(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(3)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.

(4)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 for the first three-year option period and $42,500 for the second three-year option period.

The following chart details the number of vessels in our fleet based on scheduled delivery dates as of March 25, 2011:

	Year Ending December 31,
	Scheduled
	2011	2012
Deliveries	7	4
Operating Vessels	65	69
Approximate Total Capacity (TEU)	352,700	405,100

Time Charters

General

We charter our vessels primarily under long-term, fixed-rate time charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

The initial term for a time charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.”

The following table presents the number of vessels chartered by each of our customers as of March 25, 2011.

Charterer	Number of vessels in our current operating fleet	Number of vessels scheduled to be delivered	Total vessels upon all deliveries
CSCL Asia	22	—	22
HL USA	9	—	9
COSCON	9	9	18
APM	4	—	4
CSAV	4	—	4
MOL	4	—	4
K-Line	5	2	7
UASC	1	—	1

Total	58	11	69

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd AG has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. For the vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis.

Operations and Expenses

Our Manager operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements” for a description of the material terms of the management agreements. The charterer generally pays the voyage expenses, which include all expenses relating to their particular voyages, including bunker fuel expenses, port costs, pilotage, tugs, all cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire when there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and consumption conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our time charters with HL USA, if a vessel is delayed, detained or arrested for 30 consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. Under our time charters with COSCON for the 3500 TEU vessels, if a vessel is placed off-hire for 30 cumulative days in a 365 day period, COSCON has a right to cancel the time charter with respect to that vessel. Under our time charters with COSCON for the 8500 TEU vessels and the 13100 TEU vessels, if a vessel is placed off-hire for 45 cumulative days in a 365 day period, COSCON has a right to cancel the time charter with respect to that vessel. Under our time charters with MOL and APM, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel. Under our time charters with CSAV, if a vessel is off-hire for more than 15 days and if we estimate that such off-hire is to last longer than 45 days, CSAV has a right to terminate the time charter. Under our time charter with UASC, if the vessel is off-hire for more than 40 consecutive days, excluding time due to blockage, trapping, strikes, boycotts, war, war-like circumstances and port or canal constraints, UASC has a right to terminate the charter agreement with one month prior notice. If a vessel on charter to K-Line is off-hire more than 50 consecutive days, K-Line has an option to cancel the time charter. CSCL Asia does not have similar rights under its charters with us. The periods specified above exclude, in addition to any specific exclusions listed, off-hire for routine dry-dockings, and off-hire for breaches of charter provisions such as voyage under-speed, fuel over-consumption and non-compliance with regulatory obligations.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. Our Manager provides these services to us pursuant to management agreements. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements” for a description of the material terms of the management agreements.

Termination and Suspension

We are generally entitled to withdraw a vessel from service to a charterer if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under our time charters with HL USA, if a vessel consistently fails to perform to a specified speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a specified amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, HL USA has the right to terminate the time charter for that vessel. Under our time charters with COSCON, if a vessel consistently fails to perform to a specified, mutually agreed speed, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, COSCON has the right to terminate the time charter with respect to that vessel. APM, MOL, CSCL Asia, CSAV, UASC and K-Line do not have similar rights under their charters with us.

Change of Control

Under our time charters with HL USA, HL USA’s prior consent is required to make any material change in our ownership or voting control. HL USA cannot unreasonably withhold such consent. None of CSCL Asia, APM, MOL, COSCON, CSAV or K-Line have similar rights under their charters with us. Under our time charter with UASC, we must give UASC notice two months prior to any material change in our ownership.

Sale of Vessels

Several of our time charters with CSCL Asia allow us to sell the time-chartered vessels as long as the warranties and conditions under the time charters remain unaffected. The remaining time charters with CSCL Asia allow us to sell the vessels under the time charters as long as we obtain the charterer’s prior consent, which CSCL Asia cannot unreasonably withhold.

If we seek to sell one of the vessels under a time charter with HL USA, we must first notify HL USA and provide HL USA with an opportunity to purchase the vessel. If HL USA declines to purchase the vessel or if we are unable to reach an agreement with HL USA within 14 days, we may sell the vessel to another party subject to certain terms.

Under our time charter with UASC, we must give UASC notice two months prior to a sale of the vessel.

Our time charters with COSCON, MOL, K-Line and CSAV allow us to sell the vessels under time charters to any buyer suitable to fulfill the charter, but only when justified by circumstances and subject to the charterer’s consent, which cannot be unreasonably withheld. In addition, under our time charters with CSAV, we must give CSAV 50 days notice of our intent to transfer ownership.

The time charters with APM permit the sale of the vessels subject to their prior approval, which cannot be unreasonably withheld.

Sub-charters do not affect our ability to sell our time-chartered vessels.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Risk of Loss and Insurance

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this overall coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

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

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys, and every five years for special surveys. Should any defects be found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Our Manager

Our Manager, Seaspan Management Services Limited, is owned primarily by trusts established for members of the Washington family and an entity indirectly owned by Gerry Wang and Graham Porter. Mr. Wang is our chief executive officer and co-chairman our board of directors. Mr. Porter is a member of our board of directors and a director and officer of both our Manager and SCLL. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our Manager and certain of its wholly owned subsidiaries provide all of the technical, administrative and strategic services necessary to support our business and all of our employees, other than our chief executive officer. Our Manager provides a variety of ship management services, including purchasing supplies, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides limited ship management services to Dennis R. Washington’s personal vessel owning companies.

As of December 31, 2010, our Manager and its subsidiaries employed approximately 2,000 seagoing staff and approximately 140 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

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

Our Manager’s personnel have experience in overseeing new vessel construction, vessel conversions and general marine engineering. The core management of our Manager previously has worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. Our Manager’s staff has skills in all aspects of ship management, including design and operations and marine engineering, among others. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. Our crews are directly selected by our Manager and hired by its crew management affiliate, Seaspan Crew Management Ltd., or SCML. In all training programs, our Manager places an emphasis on safety and regularly trains its crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

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

Our Manager has agreed not to dispose of those wholly owned subsidiaries that provide services to us pursuant to the management agreements. For information about our agreements with the Manager, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

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

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag administration. We rely on our Manager in complying with these standards and requirements.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International

Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to pollution prevention and procedures, technical standards, oil spills management, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of our vessels are Annex VI compliant. Annex VI sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. By means of the Maritime Pollution Prevention Act of 2008, the United States implemented Annex VI in its territorial waters in January 2009. In October 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels. These amendments call for a new interim fuel standard beginning in 2012, incremental reductions in sulfur in fuel between 2012 and 2016, and the use of advanced technology engines designed to reduce emissions of nitrogen oxide by 2016. These requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations. In Europe, an Emission Control Area, or ECA, with similar standards is already in effect and we are already complying by switching to low sulfur fuel when operating in this area.

Shortly after ratifying Annex VI, the United States, along with Canada, proposed the designation of an ECA for specific portions of U.S. and Canadian coastal waters in March 2009. This action would control the emission of nitrogen oxides, sulfur oxides, and particulate matter from ocean-going ships. In July 2009, the joint proposal from the United States and Canada to amend MARPOL Annex VI to designate specific areas these coastal waters as an ECA was accepted in principle at the IMO; the North American ECA was accepted by member states in March 2010. The approved ECA will enter into force in August 2012. New requirements associated with the ECA may increase the cost of operating our vessels in U.S. and Canadian waters.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each ship with a Safety Management System verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM code-certified.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water treatment beginning in 2009, with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 2010, the BWM Convention had not yet been adopted by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011 if the BWM Convention were adopted by the requisite number of states. When this convention is ratified, material costs will be faced to install these ballast water treatment plants on all our vessels before the due date. Presently the due date would be the first docking after 2016.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention took effect in November 2008.

In September 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they are in the relevant regions’ waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements.

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

Effective July 2009, the limits on the liability of responsible parties for any vessel other than a tank vessel increased to $1000 per gross ton or $854,400, whichever is greater, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. In response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including non-tank vessels.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation. OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. The current amount of such financial responsibility for non-tank vessels is $1,250 per gross ton, which includes the CERCLA liability limit of $300 per gross ton, described below. Under the U.S. Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. We have obtained the necessary OPA financial assurance certificates for each of our vessels currently in service and trading to the United States.

The Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Each of our vessels has the necessary response plans in place to comply with the requirements of the CGMTA and OPA.

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

CERCLA

CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited for vessels to the greater of $300 per gross ton or $0.5 million (or $5 million for vessels carrying hazardous substances as cargo or residue) per release of or incident involving a release of hazardous substances. These liability limits do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

Ballast Water Management

The U.S. Environmental Protection Agency, or the EPA, had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from the Clean Water Act permitting requirements. However, in March 2005, a U.S. District Court ruled that the EPA exceeded its authority in so exempting ballast water from regulation under the act. In September 2006, the court issued an order invalidating the exclusion in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling in July 2008. In response, the EPA required compliance, commencing in February 2009, with a Vessel General Permit, or VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal courts to the EPA’s issuance of the VGP; these cases were recently settled, and EPA must issue a new VGP by November 2011, with the final VGP issued by November 2012.

States may also add additional conditions, and many of them have added conditions to their certifications under section 401 of the Clean Water Act. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations.

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States waters through ballast water taken on by vessels in foreign ports. The Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering United States waters. The Coast Guard has issued proposed standards for ballast water discharge, which could set maximum acceptable discharge limits for various invasive species, or lead to requirements for active treatment of ballast water.

In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, Michigan has approved a law requiring vessels to obtain a ballast water discharge permit to operate in state waters and use certain technologies to prevent the introduction of non-native species into waters of the state. The Michigan Department of Environmental Quality has approved four options for ballast water treatment that involve sodium hypochlorite, chlorine dioxide, ultraviolet light radiation, or de-oxygenation. The use of these technologies may be costly for oceangoing vessels operating in Michigan ports to implement. The Sixth Circuit and several state courts have rejected challenges to this law since 2007.

Similarly, in October 2007, the California governor signed into law legislation, or A.B. 740, expanding the state’s marine invasive species ballast water regulatory program to regulate “hull fouling organisms.” A.B. 740 gives the State Lands Commission until 2012 to adopt regulations requiring vessels owners and operators to use best available and economically feasible “inwater” technology to remove aquatic species from submerged parts of vessels. Until the regulations can be implemented, A.B. 740 specifies that “hull fouling organisms,” such as barnacles, algae, mussels, and worms that attach to the hard parts of ships, must be removed and disposed of on a regular basis. In addition, in October 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations are being implemented on a graduated time schedule beginning in January 2009, with a final performance standard of zero detectable living organisms going into effect in January 2020. Other states may create similar hull cleaning regulations or ballast water performance standards that could materially increase the costs of operating in state waters of the United States.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large ocean-going vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in December 2009, the EPA adopted new rules imposing more stringent emission standards and other related provisions for new Category 3 marine engines. This rule contains standards consistent with Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. The rule’s emission standards apply in two stages: near-term standards for newly-built engines will apply beginning in 2011, and long-term standards requiring an 80% reduction in nitrogen oxides will begin in 2016.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Where states fail to present approvable SIPs or SIP revisions by statutory deadlines, the federal government is required to draft a

Federal Implementation Plan. Several SIPs regulate emissions resulting from degassing operations by requiring the installation of vapor control equipment on vessels. A risk exists that new regulations could require significant capital expenditures and otherwise increase our costs.

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board approved regulations that went into effect in July 2009, which apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels.

California also approved regulations that became effective in January 2009 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. These requirements may increase our operating costs while in California ports.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act, 2001

In July 2001, the Canada Shipping Act, 2001, or CSA 2001, replaced the Canada Shipping Act, 1985, as the primary legislation governing marine transport, pollution and safety. However, most of the provisions of CSA 2001 did not come into force until July 2007, when certain regulations necessary to implement these provisions came into effect. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada and establishes the primary regulatory and liability regime for oil pollution prevention and response.

Regulations that relate primarily to environmental matters under the CSA 2001 include the Regulations for the Prevention of Pollution from Ships and for Dangerous Chemicals, which contain provisions to enable Canada to complete accession to annex IV (sewage), V (garbage) and VI (air) of the International Convention for the Prevention of Pollution from Ships, the Ballast Water Control and Management Regulations and the Response Organizations and Oil Handling Facilities Regulations. It is expected that the Response Organizations and Oil Handling Facilities Regulations will be replaced at a future date by new Environmental Response Regulations.

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

CSA 2001 also provides the authorities with broad discretionary powers to enforce its requirements. The CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. In addition, CSA 2001 provides authorities with the power to issue administrative monetary penalties for contraventions of the legislation. The Administrative Monetary Penalties Regulations, which came into force in April 2008 and apply to all vessel types except pleasure crafts, allow for the imposition of penalties up to C$25,000 outside of the formal court process.

Canada’s Department of Transport has also published proposed regulations on ballast water management under CSA 2001. These regulations will require the use of management practices, including mid-ocean ballast water exchange.

Migratory Birds Convention Act, 1994

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada-United States treaty designed to protect migrating birds that cross North American land and water areas. Recent amendments to MBCA clarify existing prohibitions, expand the investigative and enforcement powers of Environment Canada and provide the government with the ability to enforce the statute effectively in Canada’s Exclusive Economic Zone.

MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. Increased maximum fines range from C$300,000 to C$1 million or imprisonment from six months to three years, or both, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer. MBCA imposes minimum fines, C$500,000 for an indictable offense and C$100,000 for a summary offense, for offenses committed by a vessel in excess of 5,000 tons deadweight. An offense can be committed by a “person” or a “vessel.”

MBCA extends to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits. A foreign vessel may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. MBCA grants discretion to the court, on application by a person who has incurred monetary loss as a result of an offense, to order the convicted party to pay compensation to that person.

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

Contravention of CEPA can result in maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both. The penalties may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes civil liability for restoration of the environment, costs and expenses incurred relating to prevention or remedying environmental damage, or an environmental emergency. Limited defenses are provided but generally would not cover violations arising from ordinary vessel operations.

Recent amendments to CEPA subject owners of ships and directors and officers of corporations that own ships to a duty of care to ensure that ships comply with CEPA provisions and its regulations concerning disposal at sea and with orders and directions made under CEPA. The amendments also expand the jurisdiction of Canadian courts to include the Exclusive Economic Zone of Canada.

Environmental Enforcement Act

The Environmental Enforcement Act, or EEA, received Royal Assent in June 2009 and amends nine existing statutes that are administered by Environment Canada and the Parks Canada Agency, including CEPA and the MBCA. Key provisions of the EEA raise maximum fines and introduce minimum fines for the first time. In particular, the EEA raises maximum fines to as high as C$6 million and establishes minimum fines for serious offenses which range between C$5,000 for individuals and C$500,000 for large corporations and vessels or ships of 7,500 tons deadweight or over (the minimum fine for serious offenses by small corporations and vessels or ships of less than 7,500 tons deadweight ranges between C$25,000 and C$75,000). Furthermore, the EEA provides enforcement officers with new powers to investigate cases and grants courts new sentencing authorities to ensure that penalties reflect the seriousness of the pollution and wildlife offenses. The EEA came into force in December 2010, except for provisions related to the penalty schemes of certain statutes, including the CEPA and MBCA. No coming into force date has been announced with respect to these provisions.

An Act To Amend The Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999

Passed in 2005, an Act To Amend The Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999 clarifies existing prohibitions, expands the investigative and enforcement powers of Environment Canada and provides the government with the ability to enforce the two statutes effectively in Canada’s Exclusive Economic Zone. The act also creates or amends a number of strict liability offenses. Other amendments effected by the act include:

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

•

an increased maximum fine of C$1 million or up to three years’ imprisonment, or both, for indictable offenses and an increased maximum fine of C$300,000 or up to six months’ imprisonment for summary offenses, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer;

•	for offenses committed by a vessel in excess of 5,000 tons deadweight, a minimum fine of C$500,000 for an indictable offense and C$100,000 for a summary offense;

•	a provision that an offense can be committed by a person or a vessel; and

•	the grant to a court of the discretion, on application by a person who has incurred monetary loss as a result of an offense, to order the convicted party to pay compensation to that person.

If any of our vessels fails to comply with its provisions, it could have an adverse effect on us.

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

Marine Liability Act

The Marine Liability Act, which came into force in August 2001, is the principal legislation dealing with liability of ship owners and operators in relation to passengers, cargo, pollution and property damage. The Marine Liability Act implements the 1992 International Convention on Civil Liability for Oil Pollution Damage (the CLC or Civil Liability Convention) and the 1992 International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage (the IOPC or Fund Convention). The Marine Liability Act creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

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

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Maximum penalties for an offense are C$1 million or imprisonment for up to six months, or both. Where a person intentionally causes damage to the environment, the maximum penalties are C$3 million or imprisonment for up to three years, or both.

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

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

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this directive, our vessels may need to make expenditures to comply with the sulfur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. The EU has also issued a directive adopting the IMO’s standards for the maximum sulfur content of marine fuels used in special sulfur oxide Emission Control Areas, or ECAs, in the Baltic Sea, the North Sea, and for any other seas or ports the IMO may designate as sulfur oxide ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

In response to the sinking of the MT Prestige and resulting oil spill in 2003, the EU adopted a directive requiring member states to impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence. Penalties may include fines, imprisonment, permanent or temporary disqualification from engaging in commercial activities, placement under judicial supervision, or exclusion from access to public benefits or aid.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on ship owners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage.

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the EU that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority. The trend, however, is towards increasing regulation and we anticipate that requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our costs of operating, potentially adversely affecting our financial condition and operating results.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. At the December 2010 meeting of the United Nations Climate Change Conference in Cancun, the IMO proposed measures to control greenhouse gas emissions from international shipping. The EU has indicated that if the IMO does not decide how to address greenhouse gas emissions from international shipping before December 2011, the EU will include international shipping in its emissions trading scheme. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States. In addition, the EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by the EPA pursuant to this authority have not involved ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, United States or other individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

In British Columbia, Canada, the Greenhouse Gas Reduction Targets Act became effective in 2008. This act sets a province-wide 33% reduction in the 2007 level of greenhouse gas emissions by 2020. As part of British Columbia’s plan to implement the Western Climate Initiative’s cap-and-trade system, a regulation requiring the reporting of greenhouse gas emissions was approved under the authority of the Greenhouse Gas Reduction (Cap and Trade) Act in November 2009. The Reporting Regulation came into effect in January 2010 and requires operations that are located in British Columbia and emitting 10,000 tons or more of carbon dioxide equivalent per year to report greenhouse gas emissions to the British Columbia Ministry of Environment. Those reporting operations with emissions of 25,000 tons or greater are required to have emissions reports verified by a third party. However, certain sectors are exempt from the Reporting Regulation, including marine transportation.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and we intend to continue to do so in the future.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing final and temporary regulations promulgated thereunder, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the IRS regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation, or Transportation Income, includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4% gross basis tax, all of which are discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (ii) satisfies one of three ownership tests, or Ownership Test, described in the Section 883 Regulations and (iii) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our common stock is primarily and regularly traded on an established securities market in the United States within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our common stock subsequent to the date of this offering will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis Tax and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively

Connected Income, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that we do not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

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

Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

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

C.    Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of March 25, 2011.

D.    Property, Plants and Equipment

For information on our fleet and new vessel contracts, please read “Item 4. Information on the Company—B. Business Overview—Our Fleet.” Other than our vessels, we do not have any material property.

Item 5.	Operating and Financial Review and Prospects

A.    General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this report.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters. We seek additional accretive vessel acquisitions as market conditions allow. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

As of March 25, 2011 we operated a fleet of 58 containerships (including three leased vessels) and have entered into contracts to purchase an additional seven containerships and to lease an additional four containerships. The average age of the 58 vessels in our fleet was approximately five years as of March 25, 2011. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2010 Developments

Series B Preferred Shares

In May 2010, we issued 260,000 Cumulative Series B Preferred Shares to Jaccar Holdings Limited, an investor related to Zhejiang, for $26 million. The initial liquidation preference of the Series B Preferred Shares is $100 per share, subject to adjustment. Please read “Recent Equity Offerings—Our Series B Preferred Share Offering.” for more information.

Two Non-Recourse Sale-leaseback Transactions

In February 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of a leading publicly-traded Chinese bank. This vessel is being constructed by HHI and will be under a time charter with COSCON. Upon delivery from HHI, the vessel will be purchased by the affiliate of the Chinese bank, and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s obligations under the sale-leaseback arrangement are non-recourse to Seaspan Corporation.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Crédit Agricole CIB. This vessel is being constructed by HHI and will be under a time charter with COSCON. Upon delivery from HHI, the vessel will be purchased by the affiliate of Crédit Agricole CIB, and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s obligations under the sale-leaseback arrangement are non-recourse to Seaspan Corporation.

Extension of Time Charter

In November 2010, CSCL Asia exercised its option to extend the long-term time charter on one of our 4250 TEU vessels that it has sub-chartered, the CSAV Licanten, upon conclusion of its initial 10-year term. We are currently chartering the vessel to CSCL Asia at a rate of $18,300 per day and the rate for the option period increases to $19,000 per day beginning July 2011, for a term that expires in July 2013.

Guarantee Reduction

One of our wholly owned subsidiaries is the lessee under a lease facility used to finance the acquisition of five 4500 TEU vessels. We provide a guarantee relating to the lease facility. In October 2010, we amended the lease facility to provide that our guarantee of obligations under the lease facility is limited to a significantly reduced fixed amount. As part of this reduction, we have placed $60.0 million in a deposit account over which the lessor has a first priority security interest. Please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Facilities—Our Lease Facilities.”

2011 Recent Developments

Delivery of Three New Vessels

In January 2011, we accepted delivery of the Brevik Bridge and the Bilbao Bridge. Both 4500 TEU vessels are on charter to K-Line under 12-year, fixed-rate time charter contracts, with options to K-Line to extend the contract terms up to an additional six years. In March 2011, we accepted delivery of the COSCO Prince Rupert. This 8500 TEU vessel is on charter to COSCON under a 12-year, fixed-rate time charter contract, with options to COSCON to extend the contract terms up to an additional three years.

Dividend Increase and New Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. Our board expects to declare aggregate dividends of $0.75 per Class A common share for the four quarters ended December 31, 2011, beginning with a $0.1875 per share dividend for the first quarter of 2011. Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. Please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Extension of Time Charter

In March 2011, CSCL Asia exercised its option to extend the long-term time charter for the CSCL Chiwan, upon conclusion of its initial 10-year term. We are currently chartering the vessel to CSCL Asia at a rate of $18,300 per day and the rate for the option period increases to $19,000 per day beginning September 2011, for a term that expires in September 2013.

Investment in Carlyle Containership-Focused Investment Vehicle

In March 2011, we agreed to participate in the Vehicle, an investment vehicle established by an affiliate of Carlyle, which will invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to Greater China. The amount of equity capital will be reduced to the extent that the Carlyle affiliate member of the Vehicle separately invests in non-containership assets. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital will enhance our ability to take advantage of growth opportunities in the containership market.

There currently exists significant excess capacity in Asian shipyards, and we believe that, as a result of this excess capacity, in the near term shipyards are willing to provide pricing and design concessions for large newbuilding construction orders. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in the Vehicle, and especially the right of first refusal we will have on containership investment opportunities available to the Vehicle, as a means of selectively and cost-effectively expanding our fleet. We believe that the combined scale of our business and the Vehicle will allow us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us.

The members of the Vehicle are (i) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (ii) Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, (iii) Tiger Management Limited, an entity owned and controlled by our director Graham Porter, or the Tiger Member, and (iv) Greater China Industrial Investments LLC (a limited liability company owned by affiliates of Carlyle and the Tiger Member), or GC Industrial.

The conflicts committee of our board of directors, with the assistance of financial and legal advisors, reviewed and approved our investment in the Vehicle and the related transactions and agreements, including the right of first refusal and right of first offer. Upon the unanimous recommendation of the conflicts committee, the independent members of our board of directors subsequently approved our investment in the Vehicle and the related transactions and agreements.

For additional information about the transactions and agreements relating to our investment in the Vehicle, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle, —Certain Relationships and Transactions, —Omnibus Agreement, —Employment Agreement and Other Related Agreements with Gerry Wang, —Financial Services Agreement with Tiger Ventures Limited and —Registration Rights Agreements.”

Newbuilding Order

In February 2011, we signed a letter of intent to order a significant number of newbuilding containerships to be constructed by a leading Chinese shipyard. This is our first newbuilding order since 2007. If an order is finalized, the New Panamax 10000 TEU vessels would be constructed using a lightweight and fuel efficient design. We expect that any order resulting from this letter of intent would be made available to the Vehicle and would be subject to our right of first refusal. Please read “Item 7. Major Shareholders and Related Party

Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer Agreements.” We expect to enter into long-term time charters with leading liner companies concurrently with executing any definitive purchase agreement for these vessels. There exists only a letter of intent for this order at this time, and there is no assurance that definitive agreements relating to this order will be entered into or that the orders will be completed.

New Employment Agreement and Other Related Agreements with Gerry Wang and Agreement with Graham Porter

Mr. Wang has served as our chief executive officer and the chief executive officer of Seaspan Ship Management Ltd., or SSML, pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, he will continue to serve as our chief executive officer through January 1, 2013. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. Pursuant to Mr. Wang’s employment agreement and an agreement with our director Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors has decided to such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang and —Graham Porter Agreement” for more information.

Potential Transactions

The discussion of potential transactions or arrangements in this section is prospective and is intended to benefit from the protections described in the discussion regarding forward-looking statements in the beginning of Part I of this Annual Report. For any of the potential transactions or arrangements described below, the transactions or arrangements may not be completed, and the terms of the transactions and arrangements that are completed, if any, may differ materially from those described below.

Potential Non-Recourse Loan Facility Transaction

We are negotiating a transaction that would involve one of our subsidiaries entering into a transaction with affiliates of a leading Chinese and a Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HHI and is currently financed with up to $75 million under one of our revolving credit facilities. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility would be non-recourse to Seaspan Corporation.

Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees

Our Manager and certain of its subsidiaries provide us with all of our technical, administrative and strategic services, together with all of our employees, other than our chief executive officer. We are in discussions with our Manager about potentially acquiring all or a portion of our Manager. It is contemplated that the purchase price would be paid in shares of our capital stock or cash, or a combination thereof.

We believe any such acquisition of our Manager would increase our control over access to the services our Manager provides on a long-term basis. Additionally, based on the technical management fees and additional fees under the management agreement between our Manager and the Vehicle and disclosure by other public containership companies and third-party management companies, the owners of our Manager have proposed increases in existing technical management fees and the inclusion of additional fees under the management agreements, which they believe reflect current market practice. Under the management agreements, the fees for the technical services are scheduled for renegotiation in December 2011. Any increases or anticipated increases in the fee arrangements under our management agreements could result in an increase to the purchase price of our Manager. The conflicts committee of our board of directors is evaluating these proposals with the assistance of financial and legal advisors.

For additional information about the agreements with our Manager that govern the services provided to us, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

Recent Equity Offerings

Our Dividend Reinvestment Plan

On May 29, 2008, we instituted a dividend reinvestment plan, or the DRIP. The plan allows interested shareholders to reinvest all or a portion of their cash dividends in our common shares without paying any brokerage commission or service charge. During the year ended December 31, 2010, 708,325 shares were issued through shareholder participation in the DRIP, resulting in the re-investment of $7.7 million.

Our Series A Preferred Share Offering

In January 2009, we issued a total of 200,000 of our Series A Preferred Shares to certain investors, including an entity affiliated with the chairman of our board of directors. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Series A Preferred Share Offering.” The initial liquidation preference of the Series A Preferred Shares is $1,000 per share, subject to adjustment. In lieu of dividends, the liquidation preference of the Series A Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly, after which the liquidation preference will increase at a rate of 15% per annum, compounded quarterly. Commencing on March 31, 2014, the holders of our Series A Preferred Shares may elect to receive cash dividends in lieu of such guaranteed increases in liquidation preference. The Series A Preferred Shares will automatically convert into Class A common shares at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30 trading days of the Class A common shares is equal to or greater than $15.00. If at any time on or after January 31, 2014, the average closing price over the trailing 30 trading days of our Class A common shares is less than $15.00, we have the option to convert the Series A Preferred Shares at a conversion price of $15.00 and pay the holders of the Series A Preferred Shares 115% of the difference between the conversion price and average closing price of the trailing 30 trading days of the Class A common shares, payable in cash or Class A common shares at our option.

Upon any liquidation or dissolution of us, holders of the Series A Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series A Preferred Shares, including any accrued but unpaid dividends, after satisfaction of all liabilities to our creditors but before any distribution is made to or set aside for the holders of junior stock, including our Series B and C Preferred Shares and Class A common shares.

In general, the holders of the Series A Preferred Shares will be entitled to vote together with the holders of Class A common shares on an as-converted basis on any matter submitted for a vote of Class A common shares. In addition, the holders of the Series A Preferred Shares, voting as a separate class, will have the right to approve certain matters. In addition, subject to certain exceptions, the holders of the Series A Preferred Shares have preemptive rights to prevent dilution and the right to elect up to two members of our board of directors.

Our Series B Preferred Share Offering

In May 2010, we issued 260,000 Cumulative Series B Preferred Shares to Jaccar Holdings Limited, an investor related to shipbuilder Zhejiang, for $26.0 million. The initial liquidation preference of the Series B Preferred Shares is $100 per share, subject to adjustment. The shares are redeemable by us at any time and they carry an annual dividend rate of 5% of the liquidation value until June 30, 2012, 8% from July 1, 2012 to June 30, 2013, and 10% thereafter. The Series B Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. Upon any liquidation or dissolution of us, holders of the Series B Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series B Preferred Shares after satisfaction of all liabilities to our creditors and holders of the Series A Preferred Shares, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. We can redeem the Series B Preferred Shares at any time following their issuance, provided that we provide proper notice to the holders of the Series B Preferred Shares.

Our Series C Preferred Share Offering

In January 2011, we issued 10,000,000 9.5% Series C Cumulative Redeemable Perpetual Preferred Shares. The initial liquidation preference of the Series C Preferred Shares is $25 per share, subject to adjustment. The shares are redeemable by us at any time on or after January 30, 2016. The shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants (ii) we experience certain defaults under any of our credit facilities (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears or (iv) the Series C Preferred Shares are not redeemed in whole by January 30, 2017. The Series C Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series C Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series A Preferred Shares, at the same time distribution is made to or set aside for the holders of the Series B Preferred Shares and before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

Trend Information

The containership charter market experienced significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005 due to increased demand for containership capacity driven by increases in global container trade. Midway through 2005, containership charter rates began to fall as a result of increased capacity and falling freight rates, before stabilizing at the end of 2006. However, the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid fall in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of 2009. In 2010, containership charter rates registered an upward trend over the year as a whole, although rates remain below long term averages.

The charter owner containership sector is also subject to the development of newbuilding prices, which reflect the cost of new containerships paid by owners from the shipyards. The development of containership newbuilding prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards. Economies of scale in containership building means that the cost per TEU involved in building larger containerships is less than for ships with smaller TEU capacity. The newbuilding price for a theoretical 6200 TEU containership increased from $60.0 million at the start of 2003 to a peak of $108.0 million in the period of June to September 2008. However, following the economic downturn, this figure fell to $66.0 million at the end of January 2010. By the end of February 2011, the newbuilding price for a theoretical 6200 TEU containership had increased to $76.0 million. The average price for a 6200 TEU containership newbuilding since March 2001 is approximately $83.5 million.

B.    Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following discussion of our financial condition and results of operations is for the years ended December 31, 2010 and 2009. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2010 and 2009.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Statement of operations data (in thousands of dollars):
Revenue	$407,211	$285,594
Operating expenses:
Ship operating	108,098	80,162
Depreciation	99,653	69,996
General and administrative	9,612	7,968

Operating earnings	189,848	127,468
Other expenses (income):
Interest expense	28,801	21,194
Interest income	(60)	(311)
Undrawn credit facility fee	4,515	4,641
Amortization of deferred charges	3,306	2,042
Change in fair value of financial instruments	241,033	(46,450)
Other expenses	—	1,100

Net earnings (loss)	$(87,747)	$145,252

Common shares outstanding at year end:	68,601,240	67,734,811
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share	$(1.70)	$1.94
Diluted earnings (loss) per Class A and B common share(1)	$(1.70)	$1.75
Dividends paid per class A and B common share(2)	$0.450	$0.775
Basic and diluted earnings (loss) per Class C common share	$—	$—
Dividends paid per Class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$153,587	$94,576
Investing activities	(782,448)	(409,520)
Financing activities	529,680	312,059

Net (decrease) in cash and cash equivalents	$(99,181)	$(2,885)

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$34,219	$133,400
Vessels	4,210,872	3,485,350
Other assets	132,137	45,697

Total assets	$4,377,228	$3,664,447

Other liabilities	70,371	30,692
Fair value of financial instruments	407,819	280,445
Long-term debt (3)	2,396,771	1,883,146
Other long-term liabilities	512,531	410,598
Shareholders’ equity	989,736	1,059,566

Total liabilities and shareholders’ equity	$4,377,228	$3,664,447

	Year Ended December 31, 2010	Year Ended December 31, 2009
Other data:
Number of vessels in operation at period end	55	42
Average age of fleet in years at period end	4.7	4.9
TEU capacity at period end	265,300	187,456
Average remaining initial term on outstanding charters	6.9	7.1
Fleet utilization	98.7%	99.7%

(1)	Diluted earnings per share for the year ended December 31, 2009 has been revised primarily to correctly record the impact of the convertible Series A Preferred Shares on the denominator for only the period they were outstanding during the year. Diluted earnings per share for the year ended December 31, 2009 has been revised by an immaterial amount from $1.58 per share (as previously reported) to $1.75 per share.

(2)	Effective October 1, 2008, the subordination period for our 7,145,000 Class B common shares, owned by the members of the Washington family, or trusts set up on their behalf, an entity owned by our co-chairman and chief executive officer, Gerry Wang, and an entity owned by Graham Porter, our director and a director of our Manager, ended and the rights and privileges of our Class B common shares became the same as our Class A common shares.

(3)	Long-term debt related to operating vessels was $1.8 billion as at December 31, 2010 ($0.9 billion at December 31, 2009).

We accepted delivery of seven vessels during the year ended December 31, 2009. We began 2010 with 42 vessels in operation and, during the year ended December 31, 2010, accepted delivery of 13 vessels, bringing our fleet to a total of 55 vessels in operation as at December 31, 2010. We have accepted delivery of three additional vessels between December 31, 2010 and March 25, 2011. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Year Ended December 31,		Increase
	2010	2009	Days	%
Operating days	17,951	14,003	3,948	28.2%
Ownership days	18,184	14,041	4,143	29.5%

Financial Summary (in millions)	Year Ended December 31,		Change
	2010	2009	$	%
Revenue	$407.2	$285.6	$121.6	42.6%
Ship operating expenses	108.1	80.2	27.9	34.8%
Depreciation	99.7	70.0	29.7	42.4%
General and administrative expenses	9.6	8.0	1.6	20.6%
Interest expense	28.8	21.2	7.6	35.9%
Change in fair value of financial instruments (gain/loss)	241.0	(46.5)	(287.5)	(618.9%)
Other expenses	—	1.1	(1.1)	(100.0%)

Revenue

The increase in revenue was due to an increase in operating days, and the dollar impact thereof, for the year ended December 31, 2010 was due to the following:

	Operating Days Impact	$ Impact (in millions)
2010 vessel deliveries	2,854	$92.5
Full year contribution for 2009 vessel deliveries	1,289	32.3
Scheduled off-hire	(94)	(1.3)
Unscheduled off-hire	(101)	(1.9)

Total	3,948	$121.6

Vessel utilization was 98.7% for the year ended December 31, 2010, compared to 99.7% for the prior year. This decrease in vessel utilization for the year ended December 31, 2010 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSCL Hamburg (currently the CSAV Licanten) in the Gulf of Aqaba on December 31, 2009. CSCL Hamburg’s next dry-docking was originally scheduled for 2013; however we combined the repairs of the CSCL Hamburg with the scheduled dry-docking, which defers the vessel’s next scheduled dry-docking to 2015. This dry-docking resulted in 12 days of scheduled off-hire. The CSCL Hamburg returned to service in April 2010. During 2010, we also completed the dry-dockings for the CSCL Vancouver, CSCL Sydney, CSCL New York, CSCL Melbourne, New Delhi Express, CSCL Brisbane and Dubai Express. These dry-dockings resulted in a total of 119 days of scheduled off-hire. Our vessel utilization since our initial public offering August 2005 is 99.1%.

Ship Operating Expenses

The increase in ship operating expenses was mainly due to the increase in ownership days, and the dollar impact thereof, for the year ended December 31, 2010 was due to the following:

	Ownership Days Impact	$ Impact (in millions)
2010 vessel deliveries	2,854	$17.8
Full year contribution for 2009 vessel deliveries	1,289	7.3
Changes in extraordinary* costs and expenses not covered by the fixed fee	—	2.8

Total	4,143	$27.9

*	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards.

Depreciation

The increase in depreciation expense for the year ended December 31, 2010 was due to the additional ownership days from the 13 deliveries in 2010 and a full period for the seven deliveries in 2009.

General and Administrative Expenses

The increase in general and administrative expenses for the year ended December 31, 2010 was primarily due to the increase in non-cash share based compensation resulting from higher share prices at the awards’ grant dates and increased costs to support growth.

Interest Expense

Interest expense was composed of interest at the variable rate plus margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increase in interest expense for the year ended December 31, 2010, was primarily due to higher average operating debt balances as compared to the year ended December 31, 2009. The average LIBOR for the year ended December 31, 2010 was 0.4% which was consistent with the prior year. Although we enter into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction was capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

The decrease in undrawn credit facility fees was due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 0.35% on our credit facilities, which were expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 30.3%, or $0.5 million, to $1.9 million for the year ended December 31, 2010, from $1.5 million for the year ended December 31, 2009. Financing fees on leases were deferred and amortized using the effective interest rate method over the term of the underlying obligation. Financing fees on credit facilities were deferred and amortized on a straight-line basis over the term of the facility based on amounts available under the facilities. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities were capitalized to the related vessels under construction.

Amortization relating to dry-dock was consistent with the prior year. We applied the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $241.0 million for the year ended December 31, 2010 compared to a gain of $46.5 million for the prior year. The change in fair value loss of $241.0 million for the year ended December 31, 2010 was due to decreases in the forward LIBOR curve and overall market changes in credit risk since December 31, 2009.

All of our interest rate swap agreements and our swaption agreement were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Other expenses

Additional charges of $1.1 million were accrued for in the three months ended June 30, 2009. This amount is due to the shipyards in connection with the 11 options of $0.1 million each that were exercised. These amounts are due at the deferred delivery date of each vessel and are considered to represent the cost of entering into the delivery deferral options.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following discussion of our financial condition and results of operations is for the years ended December 31, 2009 and 2008. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2009 and 2008.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Statement of operations data (in thousands of dollars):
Revenue	$285,594	$229,405
Operating expenses:
Ship operating	80,162	54,416
Depreciation	69,996	57,448
General and administrative	7,968	8,895

Operating earnings	127,468	108,646
Other expenses (income):
Interest expense	21,194	33,035
Interest income	(311)	(694)
Undrawn credit facility fee	4,641	5,251
Amortization of deferred charges	2,042	1,825
Change in fair value of financial instruments	(46,450)	268,575
Other expenses	1,100	—

Net earnings (loss)	$145,252	$(199,346)

Common shares outstanding at year end:	67,734,811	66,800,141
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share	$1.94	$(3.12)
Diluted earnings (loss) per Class A and B common share(1)	$1.75	$(3.12)
Dividends paid per Class A and B common share	$0.775	$1.90
Basic and diluted earnings (loss) per Class C common share	$—	$—
Dividends paid per Class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$94,576	$124,752
Investing activities	(409,520)	(634,782)
Financing activities	312,059	523,181

Net increase (decrease) in cash and cash equivalents	$(2,885)	$13,151

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$133,400	$136,285
Vessels	3,485,350	3,126,489
Other assets	45,697	34,098

Total assets	$3,664,447	$3,296,872

Other liabilities	30,692	23,654
Fair value of financial instruments	280,445	414,769
Long-term debt	1,883,146	1,721,158
Other long-term liabilities	410,598	390,931
Shareholders’ equity	1,059,566	746,360

Total liabilities and shareholders’ equity	$3,664,447	$3,296,872

Other data:
Number of vessels in operation at period end	42	35
Average age of fleet in years at period end	4.9	4.8
TEU capacity at period end	187,456	158,483
Average remaining initial term on outstanding charters	7.1	7.6
Fleet utilization	99.7%	99.3%

(1)	Diluted earnings per share for the year ended December 31, 2009 has been revised primarily to correctly record the impact of the convertible Series A Preferred Shares on the denominator for only the period they were outstanding during the year. Diluted earnings per share for the year ended December 31, 2009 has been revised by an immaterial amount from $1.58 per share (as previously reported) to $1.75 per share.

In 2008, we accepted delivery of six vessels. We began 2009 with 35 vessels in operation and took delivery of seven newbuilding vessels during 2009 for a total of 42 vessels in operation at December 31, 2009. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

	Year Ended December 31,		Increase
	2009	2008	Days	%
Operating days	14,003	11,195	2,808	25.1%
Ownership days	14,041	11,277	2,764	24.5%

Financial Summary (in millions)	Year Ended December 31,		Change
	2009	2008	$	%
Revenue	$285.6	$229.4	$56.2	24.5%
Ship operating expenses	80.2	54.4	25.7	47.3%
Depreciation	70.0	57.4	12.5	21.8%
General and administrative expenses	8.0	8.9	(0.9)	(10.4%)
Interest expense	21.2	33.0	(11.8)	(35.8%)
Change in fair value of financial instruments (gain)/loss	(46.5)	268.6	(315.0)	(117.3%)
Other expenses	1.1	—	1.1	100.0%

Revenue

The increase in revenue was due to an increase in operating days, and the dollar impact thereof, for the year ended December 31, 2009 was due to the following:

	Operating Days Impact	$ Impact (in millions)
2009 vessel deliveries	1,259	$30.5
Full year contribution for 2008 vessel deliveries	1,534	25.7
Scheduled off-hire	(15)	(0.6)
Other*	30	0.6

Total	2,808	$56.2

*	Other includes the impact of: 59 fewer days of unscheduled off-hire off-set by the 29 day ownership impact due to the leap year in 2008 for the 29 vessels in operation at that time.

Vessel utilization was 99.7% for the year ended December 31, 2009, compared to 99.3% for the prior year.

Ship Operating Expenses

The increase in ship operating expense was partially due to the adjustment of technical services fees for the period commencing January 1, 2009 which increased the fees by approximately 23% from the initial technical services fees.

The increase in ownership days, and the dollar impact thereof, for the year ended December 31, 2009 was due to the following:

	Ownership Days Impact	$ Impact (in millions)
Adjustment of technical services fees*	(29)	$11.5
Full year contribution for 2008 vessel deliveries	1,522	8.2
2009 vessel deliveries	1,271	6.9
Fewer extraordinary** costs and expenses not covered by the fixed fee	—	(0.9)

Total	2,764	$25.7

*	This 29 day ownership impact was due to the leap year in 2008 for the 29 vessels in operation at that time.

**	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by GAAP.

Depreciation

The increase in depreciation expense for the year ended December 31, 2009 was due to the additional ownership days from the seven deliveries in 2009 and a full year for the 2008 deliveries.

General and Administrative Expenses

The decrease in general and administrative expenses for the year ended December 31, 2009 was primarily due to lower share-based compensation and a reduction in discretionary activities.

Interest Expense

Interest expense was composed of interest at the variable rate plus margin incurred on debt for operating vessels and a non-cash reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Although the average operating debt balance was higher in the year ended December 31, 2009 compared to the prior year, interest expense decreased due to a decrease in LIBOR. The average LIBOR for the year ended December 31, 2009 was 0.4% compared to 3.0% for the prior year. Although we enter into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt was recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction was capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

The decrease in undrawn credit facility fees was due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 0.35% on our credit facilities, which were expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 14.4%, or $0.2 million, to $1.5 million for the year ended December 31, 2009, from $1.3 million for the year ended December 31, 2008. Financing fees were deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization was expensed while the amortization of the deferred financing fees relating to our construction facilities were capitalized to the related vessels under construction.

Amortization relating to dry-dock was consistent with the prior year. We applied the deferral method of accounting for dry-docking activities whereby actual costs incurred were deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $46.5 million for the year ended December 31, 2009, compared to a loss of $268.6 million for the prior year. The change in fair value gain of $46.5 million for the year ended December 31, 2009 was due to increases in the forward LIBOR curve and overall market changes in credit risk since December 31, 2008. During the year ended December 31, 2009 and 2008, the change in fair value of financial instruments includes losses of $nil and $1.6 million, respectively, for ineffectiveness on interest rate swaps designated as hedges. Also, included in the change in fair value of financial instruments for the year ended December 31, 2008, was a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

On September 30, 2008, due to the compliance and expense burden associated with applying hedge accounting, we elected to prospectively de-designate all interest rate swaps for which we were applying hedge accounting treatment. As a result, from October 1, 2008, all of our interest rate swap agreements and our swaption agreement were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations. Prior to de-designation on September 30, 2008, approximately 30% of the change in fair value was recorded in “Accumulated other comprehensive loss” in the equity section of our balance sheet for our designated swaps with the change in fair value of our non-designated swaps recorded in “Change in fair value of financial instruments” in the statement of operations.

Change in fair value of derivative financial instruments is a required accounting adjustment under financial reporting standards. At the end of each reporting period, we must record a mark-to-market adjustment for our interest rate swap agreements and swaption agreement as though the instruments were realized as of the reporting date.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Other expenses

Additional charges of $1.1 million were accrued for in the three months ended June 30, 2009. This amount is due to the shipyards in connection with the 11 options of $0.1 million each that were exercised. These amounts are due at the deferred delivery date of each vessel and are considered to represent the cost of entering into the delivery deferral options.

C.    Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2010, our cash and cash equivalents totaled $34.2 million. Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. As of December 31, 2010, the estimated remaining installments on the 14 vessels we had contracted to purchase, or lease as the case may be, was approximately $975 million, which we will fund primarily from our credit facilities, lease obligations, and cash from operations. As a result of the reduction of the corporate guarantee and non-recourse sale-leaseback for Hull No. 2180 signed in October 2010, we believe the availability under our credit and lease facilities and current and anticipated operating cash flows less dividends are sufficient to fund the remaining payments for our contracted newbuilding program. We do not believe we will need to issue any additional equity in order to permit us to fund our contracted $1.0 billion newbuilding program. Future equity issuances may be considered for growth so long as our strict return requirements are met.

Our dividend policy heavily impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our credit and lease facilities as of December 31, 2010. In addition, our credit and lease facilities are described in Notes 7 and 8, respectively, to our consolidated financial statements included in this report.

Name	Amount Outstanding (millions)	Amount Committed (millions)	Amount Available (millions)
$1.3 billion credit facility (1)	$1,032.7	$1,300.0	$—
$920.0 million revolving credit facility	718.7	920.0	201.3
$365.0 million revolving credit facility – Tranche A	65.0	70.8	5.8
$365.0 million revolving credit facility – Tranche B	258.6	271.0	12.4
$291.2 million credit facility	—	291.2	291.2
$235.3 million credit facility	104.1	235.3	131.2
$218.4 million credit facility	217.7	217.7	—
$150.0 million credit facility	—	150.0	150.0

	2,396.8	3,456.0	791.9

$400.0 million lease (limited recourse to Seaspan Corporation) (2)	383.8	400.0	16.2
$150.0 million lease (non-recourse to Seaspan Corporation) (3)	82.1	150.0	67.9
$150.0 million lease (non-recourse to Seaspan Corporation) (3)	21.0	150.0	129.0

	486.9	700.0	213.1

	2,883.7	4,156.0	1,005.0

(1)	We are able to draw additional funds under this facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in December 2010 (which was on a without-charter basis as required by our credit facility), we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts borrowed.

(2)	The amount outstanding of $383.8 million represents amounts funded by the lessor. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes. On October 21, 2010, the amount of the lease guaranteed by Seaspan Corporation was significantly reduced.

(3)	Amounts outstanding are owed by a wholly owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 61 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignment of management agreements for the vessels.

As of December 31, 2010, our revolving credit facilities and term loans provided for borrowings of up to $3.5 billion, of which $2.4 billion was outstanding. Approximately $267 million of such $3.5 billion was not available to us as of that date. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.85% as of December 31, 2010. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or where the ratio of the loan-to-market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions, including, in one credit facility, requirements for a loan-to-value ratio condition to advances. Certain of our revolving credit facilities also require a commitment fee per annum calculated on the undrawn, uncancelled portion of the facility, where such fee ranges from 0.2% to 0.3%.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.35% and 1.0% as of December 31, 2010 or, for a portion of one of our term loans, KEXIM plus margins, which was 0.65% as of December 31, 2010. We may prepay all term loans without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Our term loans also require a commitment fee per annum calculated on the undrawn, uncancelled portion of the facility, where such fee is 0.3% on one term loan and 0.35% on the other.

Our Lease Facilities

As at December 31, 2010, we had lease obligations of approximately $543 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, the lessee may voluntarily terminate a lease agreement during or after the construction period if the lease transactions are determined to be economically or commercially burdensome. The lessee will also be required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, including, among others, a change in law which will result in the lessor incurring a material liability or increased liability arising out of its ownership of the vessel beyond its day-one liabilities that does not entitle the lessor to increase the rental payment.

Our wholly owned subsidiary Seaspan Finance I Co. Ltd. was a party, as lessee, to lease agreements with Peony, as lessor, for a lease facility used to finance the acquisition of five 4500 TEU vessels. The first vessel was delivered in October 2010. This vessel has commenced, and the remaining four vessels will commence, operations under 12-year fixed-rate time charters with K-Line upon delivery. The lessee is and will be a party to each of the time charters with K-Line, and we have guaranteed the performance of the lessee’s obligations to K-Line.

The lessee’s obligations under this facility are secured by a general assignment of earnings (other than those related to the time charters for the vessels), insurances and requisition hire for each vessel and a corporate guarantee issued by us in respect of the obligations of the lessee and our Manager. In October 2010, the lessee amended this facility to provide that our guarantee of scheduled rental and termination amounts is limited to a significantly reduced fixed amount of the lessee’s obligations. As part of this reduction, we have placed $60.0 million in a deposit account over which the lessor has a first priority interest.

In February 2010, we entered into a sale-leaseback transaction with an affiliate of a leading Chinese bank for a 12-year sale-leaseback of one of our 13100 TEU newbuilding vessels in an amount up to $150.0 million. This transaction involves a vessel that we had previously contracted to purchase from HHI and will be under a time charter with COSCON. Following the sale, the purchaser chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered to us through an inter-company operating charter. We will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Crédit Agricole CIB. This vessel is being constructed by HHI and will be under a time charter with COSCON. Upon delivery from HHI, the vessel will be purchased by the affiliate of Crédit Agricole CIB, and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

Standard Terms under our Credit and Lease Facilities

We are subject to customary conditions before we may borrow under our credit and lease facilities, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the facilities. Under one of our revolving credit facilities, we are also subject to certain conditions subsequent to drawing including, among others, registration of certain refund guarantees with applicable authorities in China.

Our credit and lease facilities also contain various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the vessels securing the facility.

Certain of our credit and lease facilities may also contain financial covenants, including, among others, those that require Seaspan Corporation and its subsidiaries to maintain:

•	a tangible net worth in excess of $450 million;

•

total borrowings at less than 65% of the total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with GAAP;

•	cash on hand and cash equivalents of $25 million if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio greater than 2.50 to 1.0; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

Our credit and lease facilities contain customary events of default, including, among others, for non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year ended December 31, 2010 (in thousands)	Year ended December 31, 2009 (in thousands)
Net cash flow from operating activities	$153,587	$94,576
Net cash flow used in investing activities	(782,448)	(409,520)
Net cash flow from in financing activities	529,680	312,059

Operating Cash Flows

Net cash flows from operating activities increased to $153.6 million for the year ended December 31, 2010, from $94.6 million for the year ended December 31, 2009. The increase of $59.0 million was primarily due to higher operating earnings before depreciation, which were partially offset by (1) increased swap settlement payments, (2) increased interest expense, net of amounts capitalized and (3) working capital changes, as shown below:

Year ended December 31, 2010 (in millions)
Higher operating earnings before depreciation	$92.0
Higher swap settlements	(25.8)
Higher cash interest expense, net of amounts capitalized	(6.9)
Working capital changes	(0.7)
Other	0.4

Increase in net cash from operating activities over the same period in the prior year	$59.0

The higher operating earnings before depreciation resulted from the delivery of 13 additional vessels in 2010. The increase in swap settlement payments were primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Net cash flow from operating activities decreased to $94.6million for the year ended December 31, 2009, from $124.8 million for the year ended December 31, 2008. The decrease of $30.2 million was primarily due to increased swap settlement payments, which were partially offset by higher operating earnings before depreciation, as show below:

Year ended December 31, 2009
(in millions)
Higher operating earnings before depreciation	$31.3
Higher swap settlements	(61.3)
Other	(0.2)

Increase in net cash from operating activities over the same periods in the prior year	$(30.2)

The higher swap settlement payments were primarily due to lower LIBOR and higher average notional amounts in the swap agreements in 2009 compared to 2008. The increase in operating earnings before depreciation during the year ended December 31, 2009 was due to the delivery of seven additional vessels in 2009.

Investing Cash Flows

Cash used in investing activities increased to $782.4 million for the year ended December 31, 2010, from $409.5 million for the year ended December 31, 2009. The increase of $372.9 million was primarily due to the increase in the amount of installments paid in 2010 under our shipbuilding contracts and $60.0 million which we have placed in a deposit account as part of the guarantee reduction to our lease facility used to finance the acquisition of five 4500 TEU vessels.

Cash used in investing activities decreased to $409.5 million for the year ended December 31, 2009, from $634.8 million for the year ended December 31, 2008. The decrease of $225.3 million for the year ended December 31, 2009 as compared to 2008 is primarily due to the decrease in the amount of installments paid in 2009 under our shipbuilding contracts.

Financing Cash Flows

Net cash flow from financing activities increased to $529.7 million for the year ended December 31, 2010, from $312.1 million for the year ended December 31, 2009. The increase of $217.6 million was primarily due to net draws on our credit facilities and reduced dividend payments. Net draws on our credit facilities were $351.6 million more than in 2009 due to more installments under our shipbuilding contracts being due in 2010. We also reduced the amount of dividends we paid in 2010 by $21.1 million over the prior year. The increased cash flow from these financing activities was partially offset by a decrease in net proceeds from equity issuances and the absence of certain lease-related payments to us. In 2010 we raised net proceeds of $25.9 million from the issuance of Series B Preferred Shares, which was $172.5 million less than net proceeds of $198.4 million we raised from the issuance of Series A Preferred Shares in 2009. In addition, we did not receive an amount similar to the $21.3 million we received in 2010 as part of the ICBC leasing arrangement.

Net cash flow from financing activities decreased to $312.1 million for the year ended December 31, 2009, from $523.2 million for the year ended December 31, 2008. The decrease of $211.1 million was primarily due to decreased net draws on our credit facilities and lower proceeds from our equity issuances. Net draws on our credit facilities were $219.7 million less than in 2008 due to fewer installments under our shipbuilding contracts being due in 2009. Our net proceeds of $198.4 million from the issuance of Series A Preferred Shares in 2009 was $29.1 million less than the net proceeds of $227.5 million we raised from the issuance of common shares in 2008. Our cash flow from financing also decreased because we did not receive an amount similar to the $35.4 million reimbursement we received in 2008 as part of the leasing arrangement we entered into with Peony. The decreased cash flow from these financing activities was partially offset by our reduced dividend payments. The amount of dividends we paid in 2009 decreased by $70.7 million over the prior year.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately five years; as such, no significant capital expenditures for dry-docking and maintenance have occurred in the past. On December 31, 2009, the CSCL Hamburg (currently the CSAV Licanten) went aground in the Gulf of Aqaba en route to Singapore. No personal injuries or pollution resulted from the incident. All repair costs are expected to be covered by insurance, net of the insurance deductible. The vessel was off-hire for approximately 100 days and returned to service on April 12, 2010. Although the vessel was not expected to undergo its next scheduled 5-year survey until 2013, we chose to combine the repairs with the scheduled dry-docking to achieve savings and defer the next scheduled dry-docking to 2015.

Our Manager has included the cost of routine dry-docking within the technical services fee we pay pursuant to the management agreement. In 2010, the CSCL Vancouver, CSCL Sydney, CSCL New York, CSCL Melbourne, New Delhi Express, CSCL Brisbane and Dubai Express underwent their 5-year survey for a total of eight dry-dockings, including the CSCL Hamburg. In 2009, the CSCL Oceania and the CSCL Africa underwent their 5-year survey for a total of two dry-dockings. In 2008, the CSCL Hamburg underwent 10 days of routine dry-docking work. There were no other scheduled 5-year surveys in 2008. There are scheduled 5-year surveys in 2011 for six of our 4250 TEU vessels and one of our 4800 TEU vessels. In addition, although the CSCL Sao Paulo was not scheduled to undergo its next 5-year survey until 2013, we chose to combine the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking for this vessel to 2016.

The technical services fee does not cover extraordinary costs or expenses. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. During 2010, we incurred approximately $4.7 million of additional costs and expenses, which are not covered by the technical services fee. These costs include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness or maintain our dividends. We will likely need at some time in the future to retain funds to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in this Annual Report (our technical services fees are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; however, future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that the Company is retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued:

	Year Ended December 31,
	2010	2009
	(dollars in thousands, except per share amounts)
Dividends on class A common shares
Declared, per share	$0.450	$0.775
Paid in cash	22,958	44,841
Reinvested in common shares through DRIP	7,700	7,132

	$30,658	$51,973

Dividends on preferred shares
Series A, accrued	$26,918	$14,464

Series B, paid in cash	$777	$—

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Dividends on our Series C Preferred Shares have accrued at a rate of 9.5% per annum from the date of issuance of such shares in January 2011. This rate is subject to adjustment pursuant to the Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C.

D.    Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

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

The major components of dry-docking costs include: (1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (2) non-yard costs which includes the paint, technician service costs and parts ordered specifically for dry-dock; and (3) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

We currently defer dry-docking amounts based on the costs incurred under the management agreements. At the date of our initial public offering, certain amounts were paid by our predecessor to our Manager for expected dry-docking liabilities relating to certain vessels currently in operation. These amounts are not included in our consolidated financial statements as they are recorded by our Manager. As of December 31, 2010, we estimate that the five-year China based dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.6 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-docking costs were deferred, the expected annual amortization of dry-docking costs would be approximately $5.3 million for the 55 vessels in our fleet as of December 31, 2010. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability and changes in trade routes made by the charterer, which may cause actual costs to be materially different than current estimates. We will reimburse the Manager for the amount of dry-docking costs that are considered to be “extraordinary costs and expenses” as defined in the management agreements.

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

Impairment of Long-lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in vessels. At December 31, 2010, the net book value of our vessels was $4.2 billion. We estimate the useful lives of vessels and this is used as the basis for recording depreciation and amortization. Recoverability of vessels is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value.

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

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, the Company has classified the fair value of the interest rate swap and swaption agreements within Level 2 of the fair value hierarchy as defined by GAAP.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive income.

By September 30, 2008, the Company had de-designated all of its interest rate swaps as accounting hedges. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

The Company evaluates whether any of the previously hedged interest payments are remote of occurring. The Company has concluded that the previously hedged interest payments are not remote of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments were to be identified as being remote of occurring, the accumulated other comprehensive income balance pertaining to these amounts would be reversed through earnings immediately.

Recent Accounting Pronouncements

Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a variable interest entity, or VIE. The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The adoption of the revised guidance did not have an impact on the Company’s financial position, financial performance, or cash flows.

Glossary

We use a variety of operational terms and concepts in this Annual Report. These include the following:

Annual Survey. The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the ship is not laden with cargo.

Bareboat Charter. A charter of a ship under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

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

Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters.

Hire rate. The payment to the shipowner from the charterer for the use of the vessel.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey. The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each special survey.

Newbuilding. A new ship under construction or just completed.

Off-hire. The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a ship as scrap metal.

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

E.    Research and Development

Not applicable.

F.    Off-Balance Sheet Arrangements

As at December 31, 2010, we do not have any off-balance sheet arrangements.

G.    Contractual Obligations

Our long-term undiscounted contractual obligations as of December 31, 2010, including amounts payable under our credit facilities, consists of the following:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations (1)	$2,396,771	$16,069	$209,182	$1,022,423	$1,149,097
Purchase obligations for additional vessels (2)	780,874	527,323	253,551	—	—
Fixed payments to the Manager for technical, construction supervision and administrative services under our management agreements (3)	138,071	138,071	—	—	—
Lease obligations (4)	936,362	33,409	141,580	276,536	484,837

Total	$4,252,078	$714,872	$604,313	$1,298,959	$1,633,934

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.5% to 0.925% per annum, for which we have entered into interest rate swap agreements to fix the LIBOR at rates ranging from 4.6325% to 5.87% per annum. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

(2)	These obligations are expenditures for remaining vessels yet to be delivered under our contracted newbuilding program and exclude amounts that will be funded by our sale-leaseback transactions. Amounts due under our sale-leaseback transactions are included in this table in the lease obligations row.

(3)	Under the management agreements, the Manager provides services to us for fixed fees. On December 31, 2008, we negotiated the adjusted technical services fee for the period commencing January 1, 2009 and ending on December 31, 2011 for the vessels that are subject to the management agreements and the initial technical services fee for the same period for the vessels to be delivered but are not yet subject to management agreements. These will then be subject to re-negotiation with our Manager. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates. Our Manager provides construction supervision services under fixed fee arrangements of $250,000 to $350,000 per vessel. For purposes of this table only, we have only included fixed payments based on the adjusted technical services fee and the initial technical service fee until December 31, 2011. The amounts presented above are based on the adjusted technical services fees for the vessels currently operating in our fleet at December 31, 2010 and for the vessels that we have contracted to purchase based on each of their contractual delivery dates in addition to the remaining fees for construction supervision services for the vessels under construction. The amounts do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

(4)	The Company, through wholly owned subsidiaries, has agreed to enter into leaseback transactions for certain of its vessels where the lease term commences upon the delivery dates of the vessels. The amounts in this row represent payments due to the lessors assuming the maximum amounts committed are funded and, therefore, include payments for amounts not yet funded as of December 31, 2010.

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2010 are listed below:

Name	Age	Position
Kyle R. Washington	40	Co-Chairman of the Board of Directors
Gerry Wang	48	Chief Executive Officer and Co-Chairman of the Board of Directors
Sai W. Chu	44	Chief Financial Officer
John C. Hsu	47	Director
George H. Juetten	63	Director
Peter Lorange	67	Director
Nicholas Pitts-Tucker	59	Director
Graham Porter	40	Director
Peter S. Shaerf	56	Deputy Chair of the Board of Directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. He was also appointed as a director and the chairman of the board of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was responsible for the overall corporate strategy of the Washington Marine Group and was active in developing senior level customer, supplier, competitor and governmental relationships. Within the Washington Marine Group, he was a director and the executive chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan International Ltd. and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Group of Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of the Young Life Organization. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan International Ltd. in early 1990 and is currently a director, chief executive officer and president of Seaspan Crew Management Ltd., or SCML. Mr. Wang was appointed as a director of our Manager in August 2005 and president and chief executive officer of SSML. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Sai W. Chu. Sai W. Chu was appointed as our chief financial officer in June 2007. Mr. Chu was appointed chief financial officer of SSML, SCLL, and SCML in May 2005 after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange.

John C. Hsu. John C. Hsu was appointed as director in April 2008 and as chair of the compensation committee in February 2011. He is currently a partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships, through affiliated entities such as Sincere Navigation Corp. (Taiwan listed) and Oak Maritime, Inc., for generations. Mr. Hsu is currently a director of Oak Maritime, Inc., and is also director of several other private companies, including TSSi, Inc. (a surveillance IC solutions provider) and Convergence Tech Venture (a venture capital fund). From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Since 1993, he has been responsible for managing the Hsu family’s investment portfolio, consisting of financial securities, hedge funds, and private equity investments. Mr. Hsu received his B.A. from Colgate University in 1986 and his MBA from Columbia University in 1992, and is fluent in Japanese and Mandarin.

George H. Juetten. George H. Juetten was elected by our Series A Preferred shareholders as a director in July 2009 and has served as chair of our audit committee since September 2009. Prior to his election, Mr. Juetten was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2009. Washington Group International was an integrated engineering, construction and management services company that was listed on the New York Stock Exchange. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE-listed company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was an audit partner for Price Waterhouse from 1969 to 1993, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and the College of Idaho and a member of the board of directors of the Boise Philharmonic Association. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is member of the American Institute of Certified Public Accountants. As a director elected by our Series A Preferred shareholders, Mr. Juetten is not a member of any of our board’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

Peter Lorange. Peter Lorange was appointed as a director in August 2005. Mr. Lorange is chairman, president and chief executive officer of Lorange Institute of Business Zurich. Mr. Lorange was president of International Institute for Management Development, or IMD, from July 1, 1993 to April 1, 2008, and until July 1, 2009, he was Professor of Strategy at IMD and held the Kristian Gerhard Jebsen Chair of International Shipping. He was formerly president of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including Marsoft International A/S, Preferred Global Health, Zaruma Resources Inc., Global Praxis and Quartz & Co. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University and his Doctor of Business Administration degree from Harvard University.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the nominating and corporate governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served as the head of project finance, co-head of the structured finance division of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and co-head of the international finance department of SMBC Europe, with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and now serves as a non-executive director and as a member of the audit committee of SMBC Europe. He also serves as a director of Investors in the Community GP, which governs a trust invested in infrastructure projects in the United Kingdom. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a founder, director and current Head of the Finance Subcommittee of Riders for Health, an organization dedicated to providing reliable transport to remote rural African health networks. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was appointed as a director in April 2010. Mr. Porter has also served as managing director, deputy chairman and director of our Manager since August 2005. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division and is currently a director and secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea containerships. Mr. Porter is also a director, managing director and deputy chairman of our Manager. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, B.C. Canada. Mr. Porter currently resides in Hong Kong.

Peter S. Shaerf. Peter S. Shaerf was appointed as a director in August 2005, is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as Deputy Chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director of AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specializes in the dry cargo and liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He is a director of General Maritime Corporation, a company listed on the New York Stock Exchange, and a director of TBS International, a company listed on the NASDAQ exchange. Mr. Shaerf is chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of our Manager and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly owned subsidiaries provide us with technical, administrative and strategic services pursuant to the management agreements.

Name	Age	Position
Kyle R. Washington	40	Chairman of the Board of Directors and Director of our Manager and Director and Officer of certain subsidiaries of our Manager
Gerry Wang	48	Director of our Manager and Director, President and Chief Executive Officer of SSML and SCML
Graham Porter	40	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	44	Chief Financial Officer of SSML and SCML
Peter Curtis	52	Vice President of SSML

As noted above, several of the directors and executive officers of our Manager or its subsidiaries also serve as our directors or executive officers. The business experience of these individuals is described above.

Peter Curtis. Peter Curtis was appointed vice president of SSML in April 2001. He is responsible for the ship building management, overall operations and commercial management of the vessels managed by SSML, including all of our vessels. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

B.    Compensation

In 2010, each independent member of our board of directors received an annual cash retainer of $45,000. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee received an annual payment of $5,000. The chair of the compensation committee received an annual payment of $5,000 and each member of the compensation committee also received an annual payment of $5,000. The chair of the conflicts committee received an annual payment of $5,000 and each member of the conflicts committee received an annual payment of $5,000 for the regular quarterly committee meetings and $1,500 per meeting for any other meetings attended during the calendar year. In October 2010, the Board established the nominating and corporate governance committee. The chair of the nominating and corporate governance committee received an annual payment of $5,000 and each member of the compensation committee received an annual payment of $5,000. All annual cash retainers and payments are payable in equal quarterly installments.

For 2011, each independent member of our board of directors receives an annual cash retainer of $60,000. In addition, the chair of the audit committee receives an annual payment of $20,000 and each member of the audit committee receives an annual payment of $10,000. The chair of the compensation committee receives an annual payment of $10,000 and each member of the compensation committee also receives an annual payment of $10,000. The chair of the conflicts committee receives an annual payment of $10,000 and each member of the conflicts committee receives an annual payment of $10,000 for the regular quarterly committee meetings and a payment of $1,500 per meeting for other meetings attended during the calendar year. Independent directors who attend committee meetings, other than a regularly scheduled quarterly meeting, at the invitation of the chair of the committee but who are not members of any such committee will receive a payment of $1,500 per meeting. The chair of the nominating and corporate governance committee receives an annual payment of $10,000 and each member of the nominating and corporate governance committee receives an annual payment of $10,000 for the regular quarterly committee meetings and a payment of $1,500 per meeting for other meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments.

Officers who also serve as directors do not receive compensation for their services as directors. However, Peter Lorange received $1,600 of prorated additional compensation in recognition of his service as an interim officer of certain of our subsidiaries through April 25, 2010.

Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee. In addition, in 2010 each independent Board member was entitled to receive a travel stipend in the amount of $4,000 per Board meeting if the eligible recipient travels transoceanic to attend the meeting in person or $3,000 per Board meeting if the eligible recipient travels transcontinental to attend the meeting in person. We paid a total amount of $89,000 to the independent directors in travel stipends in 2010. We do not intend to pay travel stipends in 2011.

Mr. Wang has served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” for more information.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our Board. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our Board. The Plan will expire December 2015. The following directors were awarded the following equity incentive awards under the Plan on or subsequent to January 1, 2010:

•

On January 1, 2010, each of our independent directors was awarded 7,200 restricted shares, which vested on January 1, 2011. Those shares granted to Antony S. Crawford vested on January 23, 2010, the date of his death;

•

On April 25, 2010 and July 24, 2010, Nicholas Pitts-Tucker and Graham Porter were each awarded 4,952 restricted shares, which vested on January 1, 2011, as they were appointed directors in April 2010; and

•	On January 1, 2011, each of our independent directors, and Graham Porter and Peter Lorange, were each awarded 7,200 restricted shares, which will vest January 1, 2012.

We granted 15,000 phantom share units to Sai Chu, our chief financial officer, in April 2010. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period, which began on January 1, 2011. In March 2009, also in accordance with the Plan, we granted to Mr. Chu 15,000 phantom share units. One-third of these vested on each of January 1, 2010 and January 1, 2011 and the remaining one-third on will vest on January 1, 2012. In June 2007, we granted 15,000 phantom share units to Mr. Chu in accordance with the Plan. One-third of the phantom share units vested on each of January 1, 2008, January 1, 2009 and January 1, 2010.

We granted 150,000 phantom share units to Gerry Wang, our chief executive officer and co-chairman of our board of directors, in April 2010. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period beginning on January 1, 2011. In March 2009, also in accordance with the Plan, we granted to Mr. Wang 150,000 phantom share units. One-third of these vested on each of January 1, 2010 and January 1, 2011, and the remaining one-third will vest on January 1, 2012. In January 2008, also in accordance with the Plan, we granted to Mr. Wang 135,000 phantom share units. One-third of these vested on each of December 21, 2008 and December 21, 2009 and December 21, 2010.

During the years ended December 31, 2010 and 2009, we paid to our directors and management (13 persons in 2010 and 13 persons in 2009) aggregate cash compensation of approximately $1.2 million and $1.3 million respectively. We do not have a retirement plan for members of our management team or our directors.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2010 will be included as part of our Proxy Statement, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.    Board Practices

General

As of December 31, 2010, the Board consisted of eight members. Except for George H. Juetten, who was appointed by our Series A Preferred Shareholders on July 25, 2009 and who does not belong to a class of directors, the Board is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	Our Class I directors are Kyle R. Washington and Nicholas Pitts-Tucker and their term expires in 2012;

•	Our Class II directors are Gerry Wang, Peter Lorange and Graham Porter and their term expires in 2013; and

•	Our Class III directors are Peter S. Shaerf and John C. Hsu and their term expires in 2011.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service, however Gerry Wang, our chief executive officer and co-chairman of our board of directors, has entered into employment agreements with us and SSML that provide for certain severance benefits. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

The board of directors has determined that each of the current members of the Board, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management and our Manager. Peter Lorange, who was previously an officer of certain of our subsidiary companies on an interim basis, resigned from that appointment on April 25, 2010 and was replaced with Mr. Porter. Our board of directors has determined that Mr. Lorange has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. The board of directors has also determined that, in spite of his prior interim service as an officer of certain of our subsidiary companies, Mr. Lorange is independent from us, a standard that differs from the independence standard for domestic companies that is set forth in the NYSE listed company manual. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

Committees

The board of directors has the following four committees: audit committee, compensation committee, conflicts committee and nominating and corporate governance committee (which was established in October 2010). The membership of these committees during 2010 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2010, the board of directors held eight meetings, the audit committee held four meetings, the compensation committee held eight meetings, the conflicts committee held 14 meetings, and the nominating and corporate governance committee held one meeting. Each director attended at least 75% of the board meetings (held during the period for which such person was a director) during the last fiscal year. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year with the exception of Peter Lorange, who attended five of 14 conflicts committee meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. As of December 31, 2010, our audit committee members were George H. Juetten, John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the board of directors has determined that all members qualify as financial experts. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. As of December 31, 2010, our compensation committee consisted of Peter S. Shaerf, John C. Hsu and George H. Juetten. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year the committee produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors, and performs such other functions as the Board may assign to the committee from time to time.

As of December 31, 2010, our conflicts committee consisted of Peter S. Shaerf, Peter Lorange and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee currently satisfies applicable NYSE independence standards, other than Mr. Lorange, whom the board of directors has determined has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us and has been deemed by our board of directors to be independent from us.

Our nominating and corporate governance committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. As of December 31, 2010, our nominating and corporate governance committee consisted of Nicholas Pitts-Tucker, George H. Juetten and John C. Hsu. The nominating and corporate governance committee assists the Board with: corporate governance practices; identifying qualified individuals to become members of the Board; the process of recommending director nominees to the Board for election at annual meetings of the shareholders or to fill vacancies on the Board; and the results of period performance evaluations of the members of the Board and making any recommendations on consequent improvements that have been identified during such evaluations.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that four of our eight current directors (being John C. Hsu, George H. Juetten, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies. Our board of directors has also determined that Peter Lorange, who has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, is independent from us. This is the general NYSE independence standard. Our board of directors has not applied the NYSE three-year look-back test relating to Mr. Lorange’s interim service as an officer of certain of our subsidiary companies in deeming Mr. Lorange to be independent.

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee and a nominating and corporate governance committee that each consists of three directors, all of whom currently satisfy NYSE standards for independence.

D.    Employees

Pursuant to our management agreements, our Manager and certain of its affiliates provide us with all of our employees (other than our chief executive officer). Our board of directors has the authority to hire other employees as it deems necessary.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by:

•	each of our current directors;

•	each of our current named executive officers; and

•	all current Seaspan directors and all current named executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to Seaspan prior to February 16, 2011.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter (3)	4,409,051	6.4%	20,000	10.0%	7.1%
Kyle R. Washington (4)	2,675,291	3.9%	12,000	6.0%	4.3%
Gerry Wang (5)	1,573,946	2.3%	—	—	1.8%
Peter Lorange (6)	106,424	*	—	—	*
Peter S. Shaerf	61,607	*	—	—	*
Sai W. Chu	58,559	*	—	—	*
George H. Juetten	42,293	*	—	—	*
John C. Hsu	23,600	*	—	—	*
Nicholas Pitts-Tucker	12,307	*	—	—	*
All executive officers and directors as a group (9 persons)	8,963,078	13.0%	32,000	16.0%	13.6%

(1)	Percentages are based on the 68,808,033 common shares that were issued and outstanding on February 15, 2011.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 16,335,470 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 15, 2011.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Jenstar Ltd., or Jenstar. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger and Jenstar are Cayman Islands companies that are owned by Mr. Porter, a managing director and director of our Manager. This information is based on prior SEC filings and information provided to Seaspan by Mr. Porter on or about February 16, 2011.

(4)	The number of common and preferred shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle R. Washington Trust II (1999). This information is based on prior SEC filings and information provided to Seaspan by Kyle R. Washington on or about February 8, 2011.

(5)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to Seaspan by Mr. Wang on or about February 16, 2011.

(6)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to Seaspan by Mr. Lorange on or about February 10, 2011.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by each person known by us to be a beneficial owner of more than 5% of the common or preferred shares. The information provided in the table is based on information filed with the SEC and on information provided to Seaspan prior on or about Feburary 16, 2011.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Dennis R. Washington (3)	11,051,648	16.1%	160,000	80.0%	28.3%
Graham Porter (4)	4,409,051	6.4%	20,000	10.0%	7.1%

(1)	Percentages are based on the 68,808,033 common shares that were issued and outstanding on February 15, 2011.

(2)	Percentages are based on the 16,335,470 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 15, 2011.

(3)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and the Roy Dennis Washington Revocable Living Trust. This information is based on prior SEC filings and information provided to Seaspan by Dennis R. Washington on or about February 14, 2011.

(4)	The number of commons shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Jenstar Ltd., or Jenstar. The number of Series A Preferred Shares shown for Mr. Porter include Series A Preferred Shares beneficially owned by Tiger. Tiger and Jenstar are Cayman Islands companies that are owned by Graham Porter, a managing director and director of our Manager. This information is based on prior SEC filings and information provided to Seaspan by Mr. Porter on or about February 16, 2011.

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

As of December 31, 2010, 15,292,016 of our Class A common shares were held by 63 holders of record in the United States. As of December 31, 2010, 100% of our Class C common shares were held by our Manager.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet, the provision of services by our executive officers, the sale and purchase of our common and preferred equity securities and our investment in the Vehicle. We may enter into related party transactions from time to time in the future. In January 2009, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer and co-chairman of our board of directors is also an executive officer and director of our Manager and certain of its subsidiaries, and will provide services to the Vehicle, GC Industrial and the Tiger Member. Mr. Wang is a co-owner of our Manager, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington, and may become an indirect investor in GC Industrial. Our Manager provides us with all of our technical, administrative and strategic services and will provide technical and commercial management services with respect to the vessel investments made by the Vehicle. Please read “—Our Management Agreements” and “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Services Agreements.” In addition, Mr. Wang serves as chairman of the board of managers of the Vehicle and is a voting member of the Transaction Committee of the Vehicle.

Kyle R. Washington, co-chairman of our board of directors, is also the chairman of our Manager and certain of its subsidiaries. Mr. Washington is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. An affiliated entity of Kyle R. Washington is also a co-owner of our Manager, together with affiliated entities of his brother Kevin L. Washington, Graham Porter and Gerry Wang. Our Manager provides us with all of our technical, administrative and strategic services and will provide technical and commercial management services with respect to the vessel investments made by the Vehicle. Please read “—Our Management Agreements” and “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle —Greater China Intermodal Investments LLC Agreement—Services Agreements.” The Washington Member, which is an affiliate of Dennis R. Washington, has an indirect interest in the Tiger Member, which is a member of GC Industrial. Accordingly, the Washington Member will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Distributions.” In addition, the Vehicle has granted the Washington Member a right of first refusal on containership investment opportunities, which applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements—Washington Member Right of First Refusal.” Mr. Washington serves on the board of the Vehicle as the representative of the Washington Member and is a non-voting member of the Transaction Committee of the Vehicle.

Graham Porter, one of our directors, is an executive officer and director of our Manager and its subsidiary Seaspan Advisory Services Limited, or SASL. Previously, Mr. Porter served as chief executive officer of SASL. He resigned from this position in July 2010. In March 2011, we entered into an agreement with Mr. Porter, SASL and SSML that terminated a restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction. Mr. Porter is also a co-owner of our Manager and of the Tiger Member. Our Manager provides us with all of our technical, administrative and strategic services and our Manager and the Tiger Member will provide technical and commercial management services with respect to the vessel investments made by the Vehicle. Please read “—Our Management Agreements” and “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle —Greater China Intermodal Investments LLC Agreement—Services Agreements.” Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial and the Vehicle. Accordingly, he will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Distributions.” Mr. Porter also serves on the board of managers of the Vehicle and is a voting member of the Transaction Committee of the Vehicle. In addition, Mr. Porter and his affiliates own Tiger Ventures Limited, which provides certain financial services to us pursuant to a services agreement. Please read “—Financial Services Agreement with Tiger Ventures Limited.”

Sai W. Chu, our chief financial officer, is also the chief financial officer of certain subsidiaries of our Manager that provide services to us.

During the year ended December 31, 2010, because Mr. Wang was an employee of SSML, a subsidiary of our Manager, his compensation (other than any awards under our long-term incentive plan) was set and paid by such subsidiary. In March 2011, Mr. Wang entered into an amended and restated employment agreement with SSML and a new employment agreement with us. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang.” Mr. Chu is also an employee of certain subsidiaries of our Manager, and his compensation (other than any awards under our long-term incentive plan) is also set and paid by such subsidiaries. Pursuant to an agreement with our Manager, we have agreed to reimburse our Manager or its applicable subsidiaries for time spent by our executive officers on our management matters.

Our Management Agreements

Substantially all of the management services for our vessels are provided by our Manager, the provision of which is currently governed by the amended and restated management agreement that we entered into in 2007, as amended, or the Amended and Restated Management Agreement, and eleven additional management agreements relating to specific vessels. We are in discussions with our Manager about potentially acquiring all or a portion of our Manager. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Transactions—Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees.” Under our current management agreements, our Manager is responsible for providing us with certain services, in each case, at the direction of our board of directors, which include the following:

•

Technical Services, which include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging for the training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, and attending to all other technical matters necessary to run our business;

•

Administrative Services, which include assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the SEC pursuant to the Exchange Act, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, arranging for the licensing to us of the tradename “Seaspan” and associated logos, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•

Strategic Services, which include chartering our vessels, managing our relationships with our customers, identifying and negotiating the purchase and sale of vessels and arranging for financing of such vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working on the integration of any acquired business, providing pre-delivery services for vessels, including overseeing and supervising the plan approval and construction of new vessels and negotiating shipbuilding contracts and liaising with the shipbuilders, and providing such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Generally, our Manager is responsible for paying for all costs associated with the provision of technical services but is not responsible for certain “extraordinary costs and expenses,” which consist of: repairs for accidents; non-routine dry-docking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and our Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but our insurance may not be adequate to cover all extraordinary costs and expenses. If any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them. Except for newbuilding vessels covered under the Amended and Restated Management Agreement, we pay for the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the vessels and for fees associated with the classification society or registration under the relevant flag.

Term and Termination Rights

Subject to certain termination rights, the initial term of the management agreements will expire on December 31, 2025, except for four management agreements pertaining to four vessels financed under lease facilities, which are scheduled to expire at the end of the applicable charter. If not terminated, the management agreements (except for those pertaining to the four vessels described above) shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

We may terminate a management agreement in certain circumstances, including, if:

•

our Manager materially breaches a management agreement (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or experiences a change of control to which we do not consent;

•	we provide notice in the fourth quarter of 2019 after two-thirds of our board of directors elects to terminate a management agreement, which termination would be effective on December 31, 2020; or

•

except for the two management agreements pertaining to the two vessels described above that are financed under lease facilities, we provide notice in the fourth quarter of 2024, which termination would be effective on December 31, 2025. If a management agreement is extended pursuant to its terms, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

If we elect to terminate the Amended and Restated Management Agreement under the first circumstance described above, we may purchase the Manager’s Class C common shares for $100 at the time of termination. If we elect to terminate the Amended and Restated Management Agreement under either of the second or third circumstances described above, our Manager or its affiliates shall continue to receive dividends on the Class C common shares for a period of five years from the date of actual termination of the agreement, and at the end of such five year period the Class C common shares shall be surrendered to us at no cost to us. Please read “—Compensation of Our Manager,” which describes our grant of Class C common shares to our Manager.

Our Manager may terminate a management agreement prior to the end of its term under either of the following two circumstances:

•	after August 12, 2010 with 12 months’ notice; or

•	if we materially breach a management agreement and the matter is unresolved after a 90-day dispute resolution period.

If our Manager elects to terminate the Amended and Restated Management Agreement under the first circumstance described above, we may purchase its Class C common shares for $100 at the time of termination.

If our Manager elects to terminate a management agreement under the first circumstance described above, at our option, our Manager will continue to provide technical services to us for up to an additional two-year period from termination, provided that our Manager or its affiliates continue in the business of providing such services to third parties for similar types of vessels. The omnibus agreement (as described below) shall remain in effect and binding on the parties thereto for a two-year period from the date of such termination of the agreement.

If our Manager elects to terminate the Amended and Restated Management Agreement under the second circumstance described above, our Manager or its affiliates shall continue to receive dividends on its Class C common shares for a period of five years from the date of actual termination of the agreement, and at the end of such five year period the Manager’s Class C common shares shall be surrendered to us at no cost to us.

The management agreements will terminate automatically and immediately if we experience any of certain changes of control. Upon any such termination, we may purchase the Manager’s Class C common shares or the Manager may cause us, or our successor, to purchase its Class C common shares for the fair market value of such shares, which is to be determined by an appraisal process.

Reporting Structure

Our chief executive officer and our chief financial officer manage our day-to-day operations and affairs. Pursuant to his employment agreements with us and our Manager, our chief executive officer devotes the amount of time to us and our Manager that is reasonably necessary to perform his duties. Our chief financial officer devotes substantially all of his business time to us and our Manager on our business and affairs. Our Manager reports to our board of directors through our chief executive officer and our chief financial officer and operates our business. Our board of directors and our chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer utilize the resources of our Manager to run our business.

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis once the vessels have been delivered. During 2008, in accordance with the terms of the management agreements, we negotiated with the Manager and agreed to the fixed fees ranging from $5,118 to $8,336, depending on vessel size, for the three year period commencing January 1, 2009. Pursuant to the existing terms of the management agreements, these fixed fees are in effect through December 31, 2011 and thereafter will be subject to renegotiation every three years (except for one vessel financed under a lease facility). We are currently in discussions with our Manager about potentially acquiring all or a portion of our Manager, or changing the amount and types of fees payable under the management agreements. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Transactions—Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees.”

With respect to fee renegotiation for the applicable vessels, if our Manager and our board of directors are unable to reach an agreement, an arbitrator will determine the fair market fee for technical services. If we acquire an additional vessel financed under an existing credit agreement, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement, an arbitrator will determine the fair market fee.

In return for providing us with strategic and administrative services, our Manager is entitled to a service fee not exceeding $6,000 per month, and, except for certain supervisory services, to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. With respect to the reimbursement of certain costs and expenses for the provision of certain services related to the supervision of construction of our vessels, the Manager is paid a fixed amount per vessel, which fee is based on vessel class and has been agreed upon with our Manager. Our Manager provides these supervisory services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreements provide that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

We incurred the following aggregate costs under these various management agreements:

	Year ended December 31,
	2010	2009	2008
Technical services	$108,046,000	$81,844,000	$54,623,400
Dry-dock activities included in technical services	4,637,000	3,575,000	2,945,000
Administrative and strategic services	72,000	72,000	72,000
Reimbursed expenses	3,087,000	2,458,000	2,242,000
Construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	1,864,000	3,106,000	1,714,000
Consulting services incurred with the Manager and parties related thereto	192,000	240,000	40,000
Arrangement fee	1,500,000	nil	nil

To provide an incentive for our Manager in its provision of strategic services to us, in connection with our initial public offering in 2005, we issued to our Manager’s affiliate 100 Class C common shares. The Class C common shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our Class A common shares reach certain specified targets, beginning with the first target of $0.485 per share, and we have an adequate operating surplus to pay such a dividend. Under the terms of the Amended and Restated Management Agreement, we have the right to reacquire the Class C common shares from our Manager’s affiliate at a nominal price under specified circumstances and we have the obligation to reacquire such shares at a price determined by independent parties under other specified circumstances.

The following table further details this allocation among the Class A common shares and Class C common shares:

		Allocation of Incremental Operating Surplus Paid—as a Dividend
	Quarterly Common Share Dividend—Target Amount	Class A Common Shares	Class C Common Shares
Below First Target	up to $0.485	100%	0%
First Target	above $0.485 up to $0.550	90%	10%
Second Target	above $0.550 up to $0.675	80%	20%
Third Target	above $0.675	75%	25%

The table below illustrates the percentage allocations of operating surplus distributed between the Class A common shares and the Class C common shares as a result of certain quarterly dividend amounts per Class A common share. The amounts presented below are intended to be illustrative of the way in which the Class C common shares are entitled to an increasing share of dividends based on the target dividend levels described above as total dividends increase. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Class A Common Share	Class A Common Share Dividend as Percentage of Total Dividends	Class C Common Share Dividend as Percentage of Total Dividends
$0.485	100.00	0.00
$0.550	98.70	1.30
$0.675	94.61	5.39
$0.750	92.20	7.80
$1.000	87.20	12.80

Omnibus Agreement

In connection with our initial public offering, we entered into an omnibus agreement with our Manager, certain of our Manager’s subsidiaries that provide services to us, Norsk and SIL. We amended this agreement in March 2011 in connection with our investment in the Vehicle. The following discussion describes the provisions of the omnibus agreement, as amended.

Non-competition

Our Manager, Norsk and SIL have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of our Amended and Restated Management Agreement, except as provided below. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. If our Amended and Restated Management Agreement is terminated as a result of the breach thereof by our Manager or if our Manager elects to terminate our Amended and Restated Management Agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. The non-competition agreement does not prevent SIL, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

•

acquiring and subsequently operating assets that are within the definition of containership business as part of a business if a majority of the fair market value of the acquisition is not attributable to the containership business; however, if at any time a party completes such an acquisition, it must offer to sell the assets that are attributable to the containership business to us for their fair market value plus any additional tax or other similar costs to the acquiring party that would be required to transfer such assets to us separately from the acquired business;

•

solely with respect to SIL, acquiring and subsequently operating assets that are within the definition of containership business that relate to discussions, negotiations or agreements that occurred prior to the date of our initial public offering; provided, however, that Seaspan International must offer to sell the assets to us within one year from the acquisition date valued at their “fully built-up cost,” which represents the aggregate expenditures incurred by Seaspan International to acquire and bring such assets to the condition and location necessary for our intended use;

•

collectively with Gerry Wang, Graham Porter and the controlled affiliates of SIL, Norsk and our Manager, acquiring up to a 9.9% equity ownership, voting or profit participation for investment purposes only in any publicly traded entity that is engaged in the containership business;

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after our Amended and Restated Management Agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1000 TEU; or

•	providing technical ship management services relating to containerships.

In March 2011, we entered into an amendment under which the non-competition provisions of the omnibus agreement do not prevent SIL, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities (including Gerry Wang and Graham Porter), from making investments in, and providing services to, the Vehicle, GC Industrial, their subsidiaries and successors, or acting as an employee or consultant to, designating any director or manager of, or assisting in any other manner, the Vehicle, GC Industrial, their subsidiaries and successors. SIL, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities, are also permitted to make investments in, and provide services to, the Washington Member and its affiliates, or act as an employee or consultant to, designate any director or manager of, or assist in any other manner, the Washington Member and its affiliates in connection with any vessels that the Washington Member or an affiliate acquires pursuant to the right of first refusal granted to it by the Vehicle. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle —Rights of First Refusal and Offer Agreements—Washington Member Right of First Refusal.”

Rights of First Offer on Containerships

Our Manager and SIL and their controlled affiliates have granted us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer does not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer is in effect during the term of our Amended and Restated Management Agreement and, unless the agreement is terminated as a result of a breach by us, or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

Prior to any disposition of assets that fall within the definition of containership business, SIL, our Manager and their controlled affiliates, as appropriate, must deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer or disposition of the assets. During the 30-day period after the delivery of such notice, we will negotiate in good faith with SIL, our Manager or their controlled affiliates, as appropriate, to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, SIL or our Manager, as the case may be, will be able within the next 180 days to sell, transfer or dispose of such assets to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the selling party than those offered pursuant to the written notice.

Our Manager and SIL have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of our Amended and

Restated Management Agreement and extending for a period of two years, unless such agreement is terminated as a result of the breach thereof by our Manager or if our Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle

Greater China Intermodal Investments LLC Agreement

Purpose, Members and Exclusivity

Formed in March 2011, the Vehicle will invest primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. It is anticipated that the investments will be made over a five-year period.

The members of the Vehicle are (i) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (ii) Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, (iii) Tiger Management Limited, an entity owned and controlled by our director Graham Porter, or the Tiger Member, and (iv) Greater China Industrial Investments LLC (a limited liability company owned by affiliates of Carlyle and the Tiger Member), or GC Industrial.

Until the earliest of (i) the fifth anniversary of the date of the LLC agreement, (ii) dissolution of the Vehicle and (iii) consummation of a sale of the Vehicle, GC Industrial and its subsidiaries shall only invest in containerships through the Vehicle.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900 million. GC Industrial has committed up to $775 million ($750 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25 million and the Seaspan Member has committed up to $100 million. The Tiger Member will contribute services to the Vehicle, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in the Vehicle.

GC Industrial’s capital commitment will be reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced. We believe that containership opportunities currently are more favorable than those for tankers and bulkers.

Distributions

The Vehicle’s available cash will be distributed as and when determined by the Vehicle’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial. Accordingly, he will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle.

Governance

The Vehicle will be governed by a board of managers initially consisting of up to nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who shall initially be Gerry Wang and Graham Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman of our board of directors, Mr. Wang, and our director, Mr. Porter, will each provide services to the Vehicle and GC Industrial and pursue investment opportunities for the Vehicle and GC Industrial.

The Vehicle will have a Transaction Committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The voting members of the Transaction Committee will initially consist of Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on the Vehicle’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member will not have a designee on the Transaction Committee, although Mr. Washington will provide to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

Our Manager, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of the Vehicle. Pursuant to a management agreement, our Manager will provide technical and commercial management services with respect to the vessel investments made by the Vehicle for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member will provide the Vehicle with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally will be entitled to (1) charter fees equal to 1.0% of the monthly gross charter revenue from the Vehicle vessels, (2) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (3) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. A portion of these fees will be reinvested in the Vehicle and the equity issued in connection with such re-investment will be held by the Tiger Member. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle as described above in “Greater China Intermodal Investments LLC Agreement—Distributions.” Carlyle will also be entitled to transaction, financing and management fees pursuant to a consulting agreement.

Tag-Along, Drag-Along, Preemptive and Registration Rights

•

Each member of the Vehicle has customary “tag-along” rights on sales of interests in the Vehicle by any other member. If any member proposes to transfer any of its interests in the Vehicle to a third party purchaser, each other member will have the right to sell a share of the interests to be transferred to the third party based on the members’ respective interests in the Vehicle. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.” These provisions do not apply to transfers of the Vehicle interests in connection with, or following the consummation of, an initial public offering or related reorganization.

•

GC Industrial will have customary “drag-along” rights, which will permit it to require other members to join in on sales by it to a third party of a majority of the Vehicle interests. In this case, each member will be required to transfer a percentage of their interest based on the members’ respective interests in the Vehicle, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

•

Each member has preemptive rights on issuances by the Vehicle of certain new securities, which will permit such member to acquire a portion of such new securities based on such member’s respective percentage interest in the Vehicle. Prior to the issuance of any applicable new securities, the Vehicle shall give each member written notice of such proposed issuance, describing the amount and terms of the new securities. Each member will have 10 business days to determine whether to purchase its pro rata share of the new securities on such terms specified in the notice. The members’ preemptive rights terminate upon consummation of any initial public offering or the sale of the Vehicle.

•

GC Industrial has demand registration rights, which it may exercise at any time following 180 days after an initial public offering of the Vehicle or its successor entity in order to register with the SEC, or in accordance with the securities laws of any applicable jurisdiction, equity shares of the Vehicle or such successor, and all members have “piggy-back” registration rights if the Vehicle or its successor entity proposes to register shares of equity securities with the SEC, or in accordance with the securities laws of any other applicable jurisdiction, at any time after the initial public offering.

Dissolution

The Vehicle will be dissolved upon the first to occur of the following: (a) 18 months after the effective date of the Greater China Intermodal Investments LLC agreement if no investments have been made at that time, unless otherwise determined by the Transaction Committee; (b) the approval of the board of managers and the Transaction Committee; (c) the first date on which the Vehicle no longer holds any investments and the Vehicle cannot call capital from its members; and (d) any other event causing dissolution by law.

Rights of First Refusal and First Offer Agreements

We have a right of first refusal relating to the Vehicle’s containership investment opportunities, or Container Investment Opportunities. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. “Please read —Termination of Right of First Refusal.” The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Washington Member Right of First Refusal.” Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by the Vehicle. In addition, we have rights of first offer relating to certain containerships that the Vehicle and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Right of First Refusal Mechanics

For each Container Investment Opportunity, the Vehicle will deliver to us a notice of the summary transaction terms (including vessel terms and charter terms to the extent known to the Vehicle at the time of delivery, and indicative financing terms) and a copy of a letter of intent for the construction or acquisition of the vessel that the Vehicle is prepared to enter into, or the Negotiated Vessel Purchase Contract, and, if applicable, a copy of any letter of intent for the chartering of the vessels, or the Negotiated Charter Contract. The Negotiated Vessel Purchase Contract and the Negotiated Charter Contract are referred to herein as the Negotiated Vessel Contracts. Generally, we will have 12 business days from the date of the Vehicle’s notice in which to elect to exercise our right of first refusal, in whole or in part, and four business days from the date of delivery of the Negotiated Vessel Contracts, to sign and return such agreements to the Vehicle for delivery to the applicable shipyard or charterer. These time periods will be extended if there are changes to the material terms of the transaction.

After we have executed the Negotiated Vessel Contracts, the Vehicle will use commercially reasonable efforts for a period of five business days to cause the other party or parties to the Negotiated Vessel Contracts to enter into the contracts with us. If the other party or parties to the agreements do not enter into the Negotiated Vessel Contracts with us during the five-business day period, the applicable vessels will no longer be considered to be vessels on which we have exercised our right of first refusal. If it is a charterer that refuses or fails to enter into Negotiated Charter Contract, we may still elect to acquire the vessel pursuant to the Negotiated Vessel Purchase Contract. If the other party or parties to the Negotiated Vessel Contracts inform the Vehicle that a Negotiated Vessel Contract must be executed prior to the otherwise applicable deadlines agreed upon by the

Vehicle, the Washington Member and us, the Vehicle will have the right to execute such contracts and acquire the applicable vessels. However, if we subsequently exercise our right of first refusal on these vessels, the Vehicle will assign its right under such contracts to us, or we will purchase the vessels from the Vehicle on the same terms and conditions as set forth in the Negotiated Vessel Purchase Contract and, if applicable, charter the vessels pursuant to the Negotiated Charter Contract.

Right of First Refusal Scope

Prior to August 15, 2014, we may exercise our right of first refusal with respect to 100% of the vessels comprising a Container Investment Opportunity, and on or after August 15, 2014 with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

•	50% of the vessels comprising a Container Investment Opportunity plus

•	a number of vessels equal to:

•

(a) the total number of vessels with respect to which we previously exercised our right of first refusal, but which vessels were not purchased by us due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

•	(b) the excess of:

•	(i) the total number of vessels with respect to which we previously exercised our right of first refusal on or after August 15, 2014 and subsequently purchased, over

•	(ii) 50% of the aggregate number of all vessels comprising all previous Container Investment Opportunities on or after August 15, 2014.

We have a similar right of first refusal with respect to the acquisition of companies that own containerships which comprise more than 50% of such company’s assets.

Termination of Right of First Refusal

Our right of first refusal will terminate upon the earlier of:

•	March 31, 2015;

•	the date on which the Vehicle is dissolved or liquidated;

•

the Vehicle’s election to terminate, given in writing to us and the Washington Member at any time after any of August 15, 2011, 2012, 2013 or 2014, if we have exercised our right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if we have provided notice to the Vehicle of such event, the Vehicle must notify us whether it elects to terminate the right of first refusal within 90 days after receipt of our notice), provided, that (i) we shall not be deemed to have exercised our right to acquire any vessel that is subject to a Negotiated Vessel Contract that is not exercised by the other party of such contract within five business days (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) and (ii) the vessels with respect to which we have exercised our right of first refusal will include any vessels on which the Washington Member has exercised its right of first refusal (described below in “—Washington Member Right of First Refusal”) if such vessel is subsequently transferred to us or a controlled affiliate and such transfer is within one year of delivery or the Washington Member intended at the time of delivery to eventually so transfer;

•

consummation of an initial public offering of any equity securities of the Vehicle or any of its subsidiaries; provided, however, that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to the Vehicle and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of the Vehicle or of assets representing at least 75% of the consolidated net asset value of the Vehicle and its subsidiaries.

Washington Member Right of First Refusal

The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. If we do not exercise our right of first refusal with respect to all vessels in a Container Investment Opportunity, the Washington Member has an additional three business days (15 business days total) to inform the Vehicle whether it will exercise its right of first refusal with respect to the vessels remaining in such Container Investment Opportunity, or the Seaspan Declined Vessels, on the same terms and conditions as offered to us.

Prior to August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the sum of:

•	25% of the Seaspan Declined Vessels in a Container Investment Opportunity, plus

•	a number of vessels equal to:

•

(a) the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal, but which vessels were not purchased by it due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) minus

•	(b) the excess of:

•	(i) the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal and subsequently purchased, over

•	(ii) 25% of the aggregate number of Seaspan Declined Vessels for all previous Container Investment Opportunities.

On or after August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the greater of (a) 25% of the Seaspan Declined Vessels in a Container Investment Opportunity and (b) 12.5% of the vessels comprising the Container Vessel Opportunity.

The Washington Member does not have a right of first refusal with respect to the acquisition of companies that own containerships.

Rights of First Offer

We have certain rights of first offer if the Vehicle intends to sell or otherwise dispose of one or more containerships (other than in connection with an initial public offering or a sale of the Vehicle). We must exercise this right of first offer within 12 business days after receiving notice of such opportunity, which notice shall describe the vessels in reasonable detail, the related charter terms (including a copy of the charter documents) and any existing financing that may be assumed upon transfer of the vessel (including a copy of the loan documents). The Vehicle may accept or reject our offer, which must set forth all material terms and conditions (including price) on which we would be willing to purchase the applicable vessels, in its sole discretion. If the Vehicle rejects our offer, it may only sell the vessels to a third party, generally within 180 days of its notice to us, and only for consideration greater than that offered by us. This right of first offer terminates upon the termination of our right of first refusal described above.

Our right of first offer on Washington Member vessels is generally similar to our right of first offer on Vehicle vessels, and applies to certain transfers or sales of any containerships acquired by the Washington Member pursuant to its right of first refusal from the Vehicle. The Washington Member right of first offer terminates after 10 years.

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang has served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, he will continue to serve as our chief executive officer. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. The term of the combined agreements lasts until the termination of the right of first refusal granted to us by the Vehicle, which is scheduled to expire on March 31, 2015, unless earlier terminated. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements” for more information.

Mr. Wang’s employment agreement with us provides that he will receive an annual base salary of $1.2 million and an annual target performance bonus of $1.5 million, payable 50% in cash and 50% in our common shares. In addition, Mr. Wang will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang. However, the amount of this fee will be reduced by the amount of any similar fee we pay to a nationally recognized investment bank retained with the approval of our board of directors (including a majority of the independent directors) in connection with the transaction. The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. Mr. Wang will devote the amount of his time to us that is reasonably necessary to perform his duties, with the understanding that he will also be the chief executive officer of SSML, and provide services to the Vehicle, GC Industrial and the Tiger Member. Pursuant to the employment agreement, we have reduced Mr. Wang’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity.

The initial term of Mr. Wang’s employment agreement expires on January 1, 2013; however, either party may terminate the agreement at any time, with or without cause. If during the period of Mr. Wang’s employment, the right of first refusal granted to us by the Vehicle is terminated, Mr. Wang has agreed to resign from our board of directors at our request and Mr. Wang may resign thereafter with immediate effect. Under Mr. Wang’s employment agreement with us, the restrictive covenant agreement, dated August 8, 2005, among SSML, us and Mr. Wang, is terminated, including a post-employment two-year non-competition restriction.

Upon the termination of his employment agreement with us, Mr. Wang will continue to provide certain strategic services pursuant to a transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive 1.5% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. However the amount of this fee will be reduced by the amount of any similar fee we pay to a nationally recognized investment bank retained with the approval of our board of directors (including a majority of the independent directors) in connection with the transaction. The 1.5% transaction fee will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to our omnibus agreement (which contains exceptions for the provision of services to the Vehicle and GC Industrial, among other entities) he may also compete with us. Please read “—Omnibus Agreement.” The transaction services agreement will expire upon the termination of the right of first refusal granted to us by the Vehicle, which is scheduled to expire on March 31, 2015, unless earlier terminated, but may be terminated earlier by either party, with or without cause. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements.”

1,397,190 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their existing shares for three years, and 25% of such shares for a fourth year.

Mr. Wang’s amended employment agreement with SSML provides that he receive an annual salary of $600,000, which is the same as the original agreement. Mr. Wang serves as SSML’s chief executive officer and owes fiduciary obligations to SSML. He devotes the amount of his time to SSML that is reasonably necessary to perform his duties, with the understanding that he will also be our chief executive officer, and will provide services to the Vehicle, GC Industrial and the Tiger Member. The initial term of the amended employment agreement expires on January 1, 2013; however, either party may terminate the agreement at any time, with or without cause. The initial term of the original agreement expired on December 31, 2013.

We have agreed to register the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Financial Services Agreement with Tiger Ventures Limited

In March 2011, in connection with our investment in the Vehicle, we entered into a financial services agreement with Tiger Ventures Limited, an entity owned and controlled by our director, Mr. Porter and his affiliates. Under the financial services agreement, Tiger Ventures Limited will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels, and other strategic, financial and advisory services that we may request.

Tiger Ventures Limited will receive fees of (i) 0.80% of the aggregate principal amount of any debt or operating lease financing provided to us by a bank or financial institution that is headquartered or has its principal place of business in Greater China, and (ii) 0.40% of the aggregate principal amount of debt or operating lease financing provided by a bank or financial institution other than a bank or financial institution located in Greater China. These financing fees will be paid to Tiger Ventures Limited either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. A portion of such shares will be subject to a four-year lock-up agreement. The financial services agreement will expire upon the expiration of the right of first refusal granted to us by the Vehicle, but may be terminated earlier by either party, with cause. We have agreed to register the shares Tiger Ventures Limited earns under this agreement with the SEC. Please read “—Registration Rights Agreements.”

Graham Porter Agreement

In March 2011, in connection with our investment in the Vehicle, we entered into an agreement with our director Graham Porter pursuant to which we have reduced Mr. Porter’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements.”

Arrangement Fee to Tiger Group Investments

In connection with certain financial transactions involving the Company, Tiger Group Investments, or Tiger Group, will receive a fee up to a maximum amount of $4.5 million (payable on a success basis) for certain services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group is controlled by Graham Porter, an officer and director of our Manager and an officer of Seaspan Advisory, a subsidiary of our Manager. The terms of the fee were reviewed and approved by the Conflicts Committee of our board of directors. During the year ended December 31, 2010, we paid $1.5 million to Tiger Group as an arrangement fee.

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

In connection with the Series A Preferred Share Offering, we entered into a registration rights agreement, pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by a holder of the common shares that are issuable upon the conversion of the Series A Preferred Shares unless the sum of the common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under this agreement, we are obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions. For a more detailed discussion of the Series A Preferred Share Offering, see “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Equity Offerings—Our Series A Preferred Share Offering.”

In March 2011, in connection with our investment in the Vehicle, we entered into a new employment agreement with Gerry Wang, pursuant to which we agreed to register the shares Mr. Wang earns as a performance bonus or as transaction fees on a Form S-8 registration statement filed with the SEC. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang” for more information.

In March 2011, in connection with our investment in the Vehicle, we also entered a transaction services agreement with Gerry Wang and a financial services agreement with Tiger Ventures Limited, pursuant to which we entered into registration rights agreements with each of Mr. Wang and Tiger Ventures Limited. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang, and Financial Services Agreement with Tiger Ventures Limited” for more information. Under these registration rights agreements, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by Mr. Wang or Tiger Ventures Limited of the common shares earned pursuant to the transaction services agreement or financial services agreement, as applicable. Mr. Wang and Tiger Ventures Limited also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under these agreements, we are obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions.

Offering of Common Shares Concurrently with Our April 2008 Equity Offering

In April 2008, in connection with an underwritten public equity offering, we sold 663,300 common shares directly to certain of our executive officers and directors, certain affiliates of our Manager and certain of their executive officers and directors and Dennis R. Washington.

Series A Preferred Share Offering

In January 2009, we entered into various documents and agreements in connection with the issuance and sale of our Series A Preferred Shares to certain investors, including an entity affiliated with the chairman of our board of directors. For a description of our Series A Preferred Share Offering please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Equity Offerings—Our Series A Preferred Share Offering.”

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

A change of control does not include certain transactions or events involving certain of the original founders of SCLL, including Dennis R. Washington, Kyle R. Washington, Kevin L. Washington, Gerry Wang or Graham Porter or any of their respective affiliates.

The time period during which a Participant will be entitled to any benefits under the Change of Control Plan following a change of control and the severance benefit to which he or she will be entitled on a qualifying termination depends on the tier in which the Participant is placed in the Change of Control Plan. The Change of Control Plan is composed of three tiers of Participants and the chief executive officer of SSML may add or remove Participants from the Change of Control Plan at any time with our prior written consent.

Tier 1 Participants are entitled to severance benefits on a qualifying termination for a two-year period following a change of control and they will receive from us 30 months of their current base salary and bonuses.

Tier 2 and Tier 3 Participants are entitled to severance benefits on a qualifying termination for a one year period following a change of control and will receive from us 18 months and 9 months, respectively, of their current base salary and bonus. All Participants will also become fully vested in all outstanding incentive awards in addition to receiving their severance benefits. Participants will also receive certain other benefits, including but not limited to health, dental and life insurance benefits for a three-month period subject to the permission of the benefits carrier.

We will require any entity who is our successor to assume and agree to perform our obligations under the Change of Control Plan. The Participants will only be entitled to benefits under the Change of Control Plan upon providing us and SSML with a release and waiver.

C.    Potential Related Party Transactions

For information about certain proposed transactions we are considering, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Transactions.”

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

Dividend Policy

From 2005 (the date of our initial public offering) to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share. From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, and since the second quarter of 2010, our quarterly dividend has been $0.125 per share.

Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to increase our dividend through accretive acquisitions of additional vessels. There can be no assurance, however, that we will be successful in meeting our goal.

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2011 Recent Developments—Dividend Increase and New Dividend Policy.”

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

Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of expenses and the establishment of any reserves,” “—Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs,” “—The amount of cash we have available for dividends on our shares will not depend solely on our profitability,” “—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could negatively affect our ability to pay dividends on our shares,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage, dilution of our equity holders’ interests or our decreased ability to pay dividends on our shares” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.    Significant Changes

In March 2011, we agreed to participate in an investment vehicle established by an affiliate of Carlyle. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2011 Recent Developments—Investment in Carlyle Containership-Focused Investment Vehicle” for more information.

In February 2011, we also signed a letter of intent to purchase a significant number of newbuilding containerships to be constructed by a leading Chinese shipyard. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2011 Recent Developments—Newbuilding Order” for more information.

Item 9.	The Offer and Listing.

Our common stock is traded on the NYSE under the symbol “SSW”. The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
January 1, 2006 to December 31, 2006	23.20	19.51
January 1, 2007 to December 31, 2007	37.73	19.65
January 1, 2008 to December 31, 2008	31.40	4.37
January 1, 2009 to December 31, 2009	13.07	5.12
January 1, 2010 to December 31, 2010	15.05	9.22
First quarter 2009	13.07	7.23
Second quarter 2009	12.00	5.52
Third quarter 2009	10.85	5.12
Fourth quarter 2009	10.23	8.15
First quarter 2010	11.36	9.22
Second quarter 2010	13.78	9.30
Third quarter 2010	12.63	9.45
Fourth quarter 2010	15.05	11.89
September 2010	12.63	10.96
October 2010	15.05	12.25
November 2010	13.89	12.41
December 2010	13.14	11.89
January 2011	14.61	12.53
February 2011	16.21	14.42
March 2011 (March 1 through March 25)	17.93	14.19

Item 10.	Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as Exhibit 3.2 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report. In connection with our Series A Preferred Share Offering, Series B Preferred Share Offering and Series C Preferred Share Offering, we filed Statements of Designation with respect to our Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our Articles of Incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws filed as Exhibit 3.2 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005 and are hereby incorporated by reference into this Annual Report.

We have in place a shareholder rights agreement that would have the effect of delaying, deferring or preventing a change in control of Seaspan. The shareholder rights agreement has been filed as exhibit 10.7 to our Form F-1/A (File No. 333-126762), filed with the SEC on August 4, 2005. In connection with the Series A Preferred Share Offering, we amended the shareholder rights agreement. Amendment No. 1 to the shareholder rights agreement is listed as an exhibit to this Annual Report and was previously filed with the SEC as an exhibit to our Report on Form 6-K on February 2, 2009. The shareholder rights agreement, as amended, is hereby incorporated by reference into this Annual Report.

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

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to Form 6-K, filed with the SEC on February 2, 2009.

(b) Amended and Restated Management Agreement dated as of the 8th day of August, 2005 as amended and restated as of the 4th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007, as amended as of August 5, 2008.

(c) Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital Corp., with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent dated as of May 11, 2007, previously filed as Exhibit 1.1 to the Company’s Form 6-K, filed with the SEC on May 23, 2007.

(d) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(e) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(f) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(g) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on October 23, 2006.

(h) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(i) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent, previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008 as amended on July 20, 2009.

(j) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008, previously filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(k) U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on April 4, 2008.

(l) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851, previously filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(m) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852, previously filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(n) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853, previously filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(o) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854, previously filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(p) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855, previously filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(q) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd., previously filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(r) Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 10.2 to Form 6-K, filed with the SEC on February 2, 2009.

(s) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(t) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(u) Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 10.4 to Form 6-K, filed with the SEC on February 2, 2009.

(v) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, previously filed as Exhibit 4.34 to the Company’s Form 20-F, filed with the SEC on March 31, 2009.

(w) Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on March 14, 2011.

(x) Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on March 14, 2011.

(y) Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on March 14, 2011.

(z) Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on March 14, 2011.

(aa) Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on March 14, 2011.

(bb) Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on March 14, 2011.

(cc) Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on March 14, 2011.

(dd) Amendment to Omnibus Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, dated March 14, 2011, previously filed as Exhibit 4.8 to Form 6-K, filed with the SEC on March 14, 2011.

(ee) Graham Porter Letter Agreement, dated March 14, 2011, previously filed as Exhibit 4.9 to Form 6-K, filed with the SEC on March 14, 2011.

(ff) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

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

E.    Taxation

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to our shareholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing final and temporary regulations promulgated thereunder, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our shares.

No ruling has been requested from the Internal Revenue Service, or IRS, regarding any matter affecting us or our stockholders. Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our shares. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is a U.S. citizen or U.S. resident alien, a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Distributions on shares

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail in the paragraph below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S.

Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year). In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2012 will be taxed at rates applicable to ordinary income.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of preferred stock that is equal to or in excess of 5% of a preferred shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such preferred share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain U.S. Individual Holders will be subject to a 3.8% tax on certain investment income, including dividends, for taxable years beginning after December 31, 2012.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our shares will be (i) treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and (ii) generally treated as U.S. source income or loss, as applicable, for foreign tax credit purposes. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders will be subject to a 3.8% tax on certain investment income, including gain from the disposition of our shares, for taxable years beginning after December 31, 2012.

Consequences of Possible CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (i) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or (ii) at least 50% of the average value of the assets held by us (including the assets of certain of our subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income. For purposes of determining whether we are a PFIC, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in the taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares), and (ii) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If the U.S. Holder is an individual who dies while owning our shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares. In addition, if we were treated as a PFIC, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to the U.S. Holder’s shares.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. individuals that hold certain specified foreign financial assets, which include stock in a foreign corporation, may be subject to additional U.S. return disclosure obligations (and related penalties for failure to disclose). Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States).

Sale, Exchange or Other Disposition

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (i) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the shareholder maintains in the United States) or (ii) the shareholder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed (and certain other requirements are met).

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of our shares to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

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

Marshall Islands Tax Consequences

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

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

Canadian Federal Income Tax Consequences

The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this Annual Report, that we believe are relevant to holders of shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). Holders that are United States limited liability companies should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

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

Interest Rate Risk

As of December 31, 2010, our floating-rate borrowings totaled $2.5 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.4 billion. These interest rate swaps have a fair value of $407.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2010 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2011	2012	2013	2014	2015	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates (1)	16,069	71,128	138,054	251,501	770,922	1,149,098
Lease Facilities:
Bearing interest at variable interest rates (2)	4,980	23,430	27,437	27,712	28,006	278,745

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

(2)	Includes repayments for amounts yet to be funded of $204.5 million.

As of December 31, 2010, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of December 31, 2010	Maximum Notional Amount (1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	314,154	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2010, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2010. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

In January 2009, we entered into the Preferred Share Purchase Agreement for the issuance and sale of $200 million aggregate amount of our Series A Preferred Shares. If certain conditions are met, the Series A Preferred Shares are convertible into our Class A Common Shares after five years. While the Series A Preferred Shares are issued and outstanding, the holders thereof have certain voting rights, preemptive rights and certain other rights and preferences that materially affect the rights of the Class A Common Shares. The voting and other powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was previously filed with the SEC as Exhibit 3.1 to our Report on Form 6-K on February 2, 2009.

In May 2010, we issued 260,000 Cumulative Series B Preferred Shares. The Series B Preferred Shares are not convertible into Class A Common Shares. While the Series B Preferred Shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A Common Shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was previously filed with the SEC as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010.

In January 2011, we issued 10 million 9.5% Series C Cumulative Redeemable Perpetual Preferred Shares. The Series C Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series C Preferred Shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A Common Shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was previously filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011.

For more information, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Equity Offerings.”

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal controls over financial reporting as of December 31, 2010 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2010 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2010, we incorporated additional internal controls over the preparation of our consolidated financial statements to reflect the increased complexity in the company’s financial reporting structure. We also revised our internal controls over the reporting of financial statement values related to sale-leaseback financing to reflect the delivery of ships under lease arrangements. The first ship delivery under a sale-leaseback arrangement occurred in October 2010. There were no other significant changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2010 was KPMG LLP, Chartered Accountants.

In 2010 and 2009, the fees rendered by the accountants were as follows:

	2010	2009
Audit Fees	$519,500	$399,300
Audit-Related Fees	—	—
Tax Fees	179,000	221,100
All Other Fees	—	—

	$698,500	$620,400

Audit Fees

Audit fees for 2010 include fees related to the issuance of our Series B Preferred Shares, the public offering of our Series C Preferred Shares (completed in January 2011), and the annual audit of one of our indirectly wholly owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2009 include fees related to the issuance of the Series A Preferred Shares in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

There were no audit-related fees in 2010 or 2009.

Tax Fees

Tax fees for 2010 and 2009 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2010 and 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that four of our eight current directors (being John C. Hsu, George H. Juetten, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies. Our board of directors has also determined that Peter Lorange, who has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, is independent from us. This is the general NYSE independence standard. Our board of directors has not applied the NYSE three-year look-back test relating to Mr. Lorange’s interim service as an officer of certain of our subsidiary companies in deeming Mr. Lorange to be independent.

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee and a nominating and corporate governance committee that each consists of three directors, all of whom currently satisfy NYSE standards for independence.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

1.3	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

1.4	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.5	Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

2.4	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.5	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Specimen of Share Certificate of Seaspan Corporation Cumulative Preferred Shares—Series B (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

2.7	Specimen of Share Certificate of Seaspan Corporation 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

4.1	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.3	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.4	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

4.5	Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

Exhibit Number	Description
4.6	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.7*	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010.

4.8	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.9*	Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008.

4.10	Omnibus Agreement by and among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan International Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.11	Employment Agreement between Gerry Wang and Seaspan Ship Management Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.12	Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 2, 2009).

4.13	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.14	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.15	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.16	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.17	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

Exhibit Number	Description

4.18	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.19	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.20	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.21	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.23	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.24	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.25	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.26	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description

4.27	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.28	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.29	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.30	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

4.31	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

4.32	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.33	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.34	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.35	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.36	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.37	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.38	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.39	Amendment to Omnibus Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.8 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

Exhibit Number	Description

4.40	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.41	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2010.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2010, and our report dated March 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 30, 2011

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2010 and 2009

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$34,219	$133,400
Accounts receivable	1,017	164
Prepaid expenses	11,528	12,489

	46,764	146,053
Vessels (note 4)	4,210,872	3,485,350
Deferred charges (note 5)	37,607	21,667
Other assets (note 6)	81,985	11,377

	$4,377,228	$3,664,447

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12(a))	$28,394	$20,905
Deferred revenue	10,696	9,787
Current portion of other long-term liabilities (Note 8)	31,281	—

	70,371	30,692
Long-term debt (note 7)	2,396,771	1,883,146
Other long-term liabilities (note 8)	512,531	410,598
Fair value of financial instruments (note 14(c))	407,819	280,445

Shareholders’ equity:
Share capital (note 9):
Preferred shares; $0.01 par value; 65,000,000 shares authorized
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 68,601,240 shares issued and outstanding (2009—67,734,811)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2009—nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2009—100)	691	679
Additional paid in capital	1,526,822	1,489,936
Deficit	(469,616)	(349,802)
Accumulated other comprehensive loss	(68,161)	(81,247)

	989,736	1,059,566

	$4,377,228	$3,664,447

Commitments and contingent obligations (note 13)

Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Revenue	$407,211	$285,594	$229,405

Operating expenses:
Ship operating (note 3)	108,098	80,162	54,416
Depreciation	99,653	69,996	57,448
General and administrative	9,612	7,968	8,895

	217,363	158,126	120,759

Operating earnings	189,848	127,468	108,646

Other expenses (income):
Interest expense	28,801	21,194	33,035
Interest income	(60)	(311)	(694)
Undrawn credit facility fees	4,515	4,641	5,251
Amortization of deferred charges (note 5)	3,306	2,042	1,825
Change in fair value of financial instruments	241,033	(46,450)	268,575
Other expenses	—	1,100	—

	277,595	(17,784)	307,992

Net earnings (loss)	$(87,747)	$145,252	$(199,346)

Earnings (loss) per share (note 10(b)):
Class A common share, basic	$(1.70)	$1.94	$(3.12)
Class A common share, diluted (2009 revised—see note 10(a))	(1.70)	1.75	(3.12)
Class C common share, basic and diluted	—	—	—

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Net earnings (loss)	$(87,747)	$145,252	$(199,346)

Other comprehensive income (loss):
Change in fair value of financial instruments designated as cash flow hedging instruments	—	—	(40,156)
Amounts reclassified to net earnings (loss) during the period	13,086	12,169	9,084

Other comprehensive income (loss)	13,086	12,169	(31,072)

Comprehensive income (loss)	$(74,661)	$157,421	$(230,418)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2010, 2009 and 2008

	Number of common shares			Number of preferred shares		Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class B	Class C	Series A	Series B
Balance, December 31, 2007	50,396,833	7,145,000	100	—	—	$575	$—	$1,046,412	$(122,317)	$(62,344)	$862,326
Class A common shares issued on public offering	8,713,300	—	—	—	—	87	—	237,350	—	—	237,437
Shares issued through dividend reinvestment program (note 9)	440,391	—	—	—	—	5	—	5,836	—	—	5,841
Fees and expenses in connection with issuance of common shares and dividend reinvestment program	—	—	—	—	—	—	—	(9,963)	—	—	(9,963)
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	104,517	—	—	—	—	1	—	2,554	—	—	2,555
Conversion of class B common shares to class A common shares at termination of subordination period (note 9)	7,145,000	(7,145,000)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(199,346)	—	(199,346)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(31,072)	(31,072)
Dividends on class A and B common shares ($1.90 per share)	—	—	—	—	—	—	—	—	(121,418)	—	(121,418)

Balance, December 31, 2008	66,800,041	—	100	—		668	—	1,282,189	(443,081)	(93,416)	746,360
Series A preferred shares issued	—	—	—	200,000	—	—	2	199,998	—	—	200,000
Shares issued through dividend reinvestment program (note 9)	852,230	—	—	—	—	8	—	7,124	—	—	7,132
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	—	(1,558)	—	—	(1,558)
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	82,540	—	—	—	—	1	—	2,183	—	—	2,184
Net earnings	—	—	—	—	—	—	—	—	145,252	—	145,252
Other comprehensive income	—	—	—	—	—	—	—	—	—	12,169	12,169
Dividends on class A common shares ($0.775 per share)	—	—	—	—	—	—	—	—	(51,973)	—	(51,973)

Balance, December 31, 2009, carried forward	67,734,811	—	100	200,000	—	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity — (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2010, 2009 and 2008

	Number of common shares			Number of preferred shares		Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class B	Class C	Series A	Series B
Balance, December 31, 2009, brought forward	67,734,811	—	100	200,000	—	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Series B preferred shares issued	—	—	—		260,000	—	3	25,997	—	—	26,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(104)	—	—	(104)
Shares issued through dividend reinvestment program (note 9)	708,325	—	—	—	—	7	—	7,693	—	—	7,700
Share-based compensation expense (note 11):
Restricted class A common shares and phantom share units issued	158,104	—	—	—	—	2	—	2,668	—	—	2,670
Net earnings	—	—	—	—	—	—	—	—	(87,747)	—	(87,747)
Other comprehensive income	—	—	—	—	—	—	—	—	—	13,086	13,086
Dividends on class A common shares ($0.45 per share)	—	—	—	—	—	—	—	—	(30,658)	—	(30,658)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	632	(1,409)	—	(777)

Balance, December 31, 2010	68,601,240	—	100	200,000	260,000	$686	$5	$1,526,822	$(469,616)	$(68,161)	$989,736

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(87,747)	$145,252	$(199,346)
Items not involving cash:
Depreciation	99,653	69,996	57,448
Share-based compensation (note 11)	2,670	2,184	2,555
Amortization of deferred charges (note 5)	3,306	2,042	1,825
Amounts reclassified from other comprehensive loss to interest expense	12,797	12,068	2,155
Unrealized change in fair value of financial instruments	127,374	(134,324)	253,037
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(4,142)	(7,227)	1,758
Other assets and deferred charges	(8,622)	(3,553)	(2,618)
Accounts payable and accrued liabilities	7,489	5,694	6,695
Deferred revenue	909	1,344	1,243
Other long-term liabilities (note 8)	(100)	1,100	—

Cash provided by operating activities	153,587	94,576	124,752

Financing activities:
Series A preferred shares issued, net of share issue costs	—	198,442	—
Series B preferred shares issued, net of share issue costs	25,896	—	—
Common shares issued, net of share issue costs	—	—	227,474
Draws on credit facilities (note 7)	513,625	161,988	764,720
Other long-term liabilities (note 8)	21,250	—	35,405
Repayment of credit facility	—	—	(383,000)
Financing fees (note 5)	(7,356)	(3,530)	(5,841)
Dividends on common shares	(22,958)	(44,841)	(115,577)
Dividends on Series B preferred shares	(777)	—	—

Cash provided by financing activities	529,680	312,059	523,181

Investing activities:
Expenditures for vessels	(715,640)	(408,557)	(626,783)
Cash payments on interest rate swaps	—	—	(7,124)
Restricted cash	(65,000)	—	—
Intangible assets	(1,808)	(963)	(875)

Cash used in investing activities	(782,448)	(409,520)	(634,782)

Increase (decrease) in cash and cash equivalents	(99,181)	(2,885)	13,151
Cash and cash equivalents, beginning of year	133,400	136,285	123,134

Cash and cash equivalents, end of year	$34,219	$133,400	$136,285

Supplementary information (note 12(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

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

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and all of its subsidiaries, which are wholly-owned. The Company’s subsidiaries were formed to secure financing for the Company. As of December 31, 2010, the following subsidiaries, which are directly or indirectly wholly-owned, are counterparties to financing:

•	Seaspan Finance I Co. Ltd.

•	Seaspan Containership 2181 Ltd.

•	Seaspan Containership 2180 Ltd.

The Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary. Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a VIE. The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. No changes were required to be made to the Company’s financial position, financial performance, or cash flows upon adoption of the revised guidance. The impact of the consolidation of these VIEs is described in note 8.

All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(d)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Vessels purchased from the predecessor upon completion of the Company’s initial public offering were initially recorded at the predecessor’s carrying value.

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

(e)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

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

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease facilities. Amortization of deferred financing fees on leases is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees on credit facilities is provided on a straight-line basis over the term of the facility based on amounts available under the facilities.

(h)	Income taxes:

The Company is not subject to taxes on income in any jurisdiction where the Company operates. As a result, no provision for income taxes is recorded in the Company’s consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

(i)	Revenue recognition:

Revenue from charter hire is recognized each day the vessel is on-hire and when collection is reasonably assured. Cash received in excess of earned revenue is recorded as deferred revenue.

(j)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and a swaption to reduce the Company’s exposure to changing interest rates on its credit and lease facilities.

All of the Company’s derivatives are measured to their fair value at the end of each period. For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive income.

By September 30, 2008, the Company had de-designated all of its interest rate swaps as accounting hedges. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

The Company evaluates whether the occurrence of any of the previously hedged interest payments are considered to be remote. When the previously hedged interest payments are not considered remote of occurring, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments are identified as being remote, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately.

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

The Company has granted restricted shares and phantom share units to officers and directors as compensation. Compensation cost of the Company’s share-based compensation awards is measured at

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

their grant date fair values, based on the quoted market price of the Company’s Class A common shares, and recognized straight-line over the requisite service period.

(m)	Earnings per share:

The Company has multiple classes of common shares with different participation rights and applies the two-class method to compute basic earnings per share (EPS).

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted EPS is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method is used to compute the dilutive effect of the Company’s Series A preferred shares. Under this method, dividends applicable to the Series A preferred shares are added back to income attributable to common shareholders and the Series A preferred shares and paid-in kind dividends are assumed to have been converted at the share price applicable at the end of the period. The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive.

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

3.	Related party transactions:

The ultimate beneficial owners of Seaspan Management Services Limited (the Manager) also directly and indirectly own common shares, or common shares and preferred shares, of the Company. The Manager and its subsidiaries also have certain officers and directors in common with the Company.

The Company has entered into Management Agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services—The Manager is responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the Management Agreements.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

The following are technical service fees under the Management Agreements:

Vessel Class (TEU)	Number of Vessels	Weighted-average Technical Services Fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	1	6,916
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	7	8,455

The Company incurred the following costs under the Management Agreements:

For the year ended December 31,	2010	2009	2008
Costs incurred under the Management Agreements
Technical services	$108,046	$81,844	$54,623
Dry-dock activities included in technical services	4,673	3,575	2,945
Administrative and strategic services	72	72	72
Reimbursed expenses	3,087	2,458	2,242
Construction supervision	1,864	3,106	1,714
Costs incurred with the Manager and parties related thereto
Consulting services	192	240	40
Arrangement fee	1,500	—	—

4.	Vessels:

December 31, 2010	Cost	Accumulated depreciation	Net book value
Vessels	$3,502,655	$310,921	$3,191,734
Vessels under construction	1,019,138	—	1,019,138

	$4,521,793	$310,921	$4,210,872

December 31, 2009	Cost	Accumulated depreciation	Net book value
Vessels	$2,300,246	$211,557	$2,088,689
Vessels under construction	1,396,661	—	1,396,661

	$3,696,907	$211,557	$3,485,350

During the year, the Company capitalized interest costs of $27,871,000 (December 31, 2009—$30,995,880; 2008—$50,052,000) to vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2008	1,816	$18,490	20,306
Cost incurred	1,505	3,530	5,035
Amortization expensed	(558)	(1,484)	(2,042)
Amortization capitalized	—	(1,632)	(1,632)

December 31, 2009	2,763	18,904	21,667
Cost incurred	4,822	16,107	20,929
Amortization expensed	(1,373)	(1,933)	(3,306)
Amortization capitalized	—	(1,683)	(1,683)

December 31, 2010	$6,212	$31,395	$37,607

6.	Other assets:

	2010	2009
Prepaid expenses	$9,282	$7,989
Intangible assets	5,196	3,388
Restricted cash (a)	60,000	—
Restricted cash (b)	5,000	—
Other	2,507	—

Other assets	$81,985	$11,377

(a)	$60 million has been placed in a deposit account over which the Lessor (note 8) has a first priority interest.

(b)	In connection with entering into the lease financing arrangement described in note 8, five million is held in escrow until the vessel delivery, to fund any vessel construction cost overruns.

7.	Long-term debt:

	2010	2009
Long-term debt:
$1.3 billion revolving credit facility	$1,032,745	$1,032,745
$365.0 million revolving credit facility	323,566	128,566
$218.4 million credit facility	217,661	189,168
$920.0 million revolving credit facility	718,723	495,926
$150.0 million revolving credit facility	—	—
$291.2 million credit facility	—	—
$235.3 million credit facility	104,076	36,741

Long-term debt	$2,396,771	$1,883,146

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

(a)	$1.3 billion revolving credit facility:

On August 8, 2005, the Company entered into a senior secured $1.3 billion credit facility (the $1.3 billion credit facility) which was later amended and restated on May 11, 2007.

Borrowings under this facility may be used to fund vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. The maturity date of this facility is May 11, 2015.

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among others:

•	First and second priority mortgages on 23 of the Company’s vessels; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company is able to borrow up to $1.3 billion without providing additional collateral provided that the total outstanding balance remains below 70% of the market value of the vessels that are collateralized. Under these restrictions, as of December 31, 2010, the Company is unable to borrow the remaining $267 million under the facility. This restriction does not impact the repayment terms under the facility. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the facility to purchase additional vessels so long as the loan to value ratio does not exceed 80% (the Overadvance Loan). The vessels purchased will then become additional security under the facility.

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014. The maximum facility amount will then be reduced by $65.0 million per quarter until its maturity date, when the outstanding loan balance will be due and payable.

Interest is calculated at a rate of one month, two month, three month, or six month LIBOR plus 0.7% per annum, depending on the interest period selected by the Company. In the case of the Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.96% at December 31, 2010 (0.93% at December 31, 2009).

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

The $365.0 million revolving credit facility is divided into two Tranches:

(i)	Tranche A, in the maximum amount of $70.8 million ($74.8 million at December 31, 2009). The Company is using this tranche of the facility for general corporate purposes.

Beginning in March 2008, the amount available under Tranche A began to reduce semiannually by amounts ranging from 2.2% to 3.5% of the total amounts available until the maturity date, at which time Tranche A will terminate. A final payment of approximately 47% of the total amounts available is required upon maturity of the tranche on July 5, 2017.

(ii)	Tranche B, in the maximum amount of $271.0 million ($283.0 million at December 31, 2009)

Tranche B was used to partially fund the purchase of eight 2500 TEU vessels. Since the collateral vessels have all been delivered, the Company is using this tranche of the facility for general corporate purposes.

Beginning in March 2010, the principal amount borrowed under Tranche B began to reduce semiannually by amounts ranging from 2.1% to 3.3% of the total amounts available until the maturity date at which time Tranche B will terminate. A final payment of approximately 49% of the total amounts available is required upon maturity of the tranche on August 31, 2019.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.850% per annum, depending on the interest period selected by the Company, up to the sixth anniversary of the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The weighted average rate of interest including the margin is 1.34% at December 31, 2010 (1.39% at December 31, 2009).

The Company is subject to a commitment fee of 0.3% per annum calculated on the undrawn amounts under the facility.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid, may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a secured $218.4 million credit facility agreement (the $218.4 million credit facility).

The proceeds of the $218.4 million credit facility was used to fund the construction of the four 5100 TEU vessels.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.6% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 1.06% at December 31, 2010 (0.83% at December 31, 2009).

The Company is subject to a commitment fee of 0.3% per annum calculated on the undrawn amounts under the facility.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Beginning in June 2013, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% to 3.3% of the total amounts available until the maturity date. A final repayment of approximately 45% of the amount borrowed is due on the maturity date on December 23, 2021.

The Company may prepay all amounts outstanding without penalty, other than breakage costs in certain circumstances. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel where the Company elects not to substitute another vessel.

(d)	$920.0 million revolving credit facility:

On August 8, 2007, the Company entered into a secured reducing revolving $920.0 million credit facility agreement (the $920.0 million revolving credit facility).

The proceeds of this facility may be used by the Company to partially fund the construction of two of the Company’s 2500 TEU vessels, four of the Company’s 4250 TEU vessels, and the Company’s eight 8500 TEU vessels. After delivery of the vessels, the Company may use this facility for general corporate purposes.

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

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.5% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.79% at December 31, 2010 (0.76% at December 31, 2009). The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loan balance.

Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will be reduced by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the maturity date.

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

Years ended December 31, 2010, 2009 and 2008

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

The proceeds of this facility will be used by the Company to fund the construction of two of the Company’s 13100 TEU vessels.

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

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.8% per annum, depending on the interest period selected by the Company. As no amounts were outstanding under the facility at December 31, 2010, the weighted average rate of interest including the margin is nil at December 31, 2010 (nil at December 31, 2009). The Company is subject to a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility.

Commencing on the earlier of six months after the delivery date of the last vessel and October 27, 2012, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. Any outstanding loans under the facility must be paid in full by the maturity date.

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

On March 17, 2008, the Company entered into a secured $291.2 million credit facility agreement (the $291.2 million credit facility). The proceeds of this facility will be used by the Company to partially fund the construction of two of the Company’s 13100 TEU vessels.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Under the $291.2 million credit facility, the Company may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel.

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

Interest on the outstanding term loan tranches is calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. Interest on the outstanding revolving loan is calculated as one month, two month, three month, or six month LIBOR plus 0.85% per annum, depending on the interest period selected by the Company. As the Company had no amounts drawn under the facility at December 31, 2010, the weighted average rate of interest including the margin is nil at December 31, 2010 (December 31, 2009—nil). The Company is subject to a commitment fee of 0.30% per annum on the undrawn amounts under the facility.

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

On March 31, 2008, the Company entered into a secured $235.3 million credit facility agreement (the $235.3 million credit facility). The proceeds of this facility are being used by the Company to partially fund the construction of two of the Company’s 13100 TEU vessels.

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

Years ended December 31, 2010, 2009 and 2008

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

The $235.3 million credit facility requires payment of interest on the outstanding loan at a rate calculated as (i) in respect of the uncovered portion, 1% per annum plus one month, two month, three month, or six month LIBOR, depending on the interest period selected by the Company, and (ii) in respect of the KEIC covered portion, 0.7% per annum plus LIBOR. The weighted average rate of interest including the margin is 1.00% at December 31, 2010 (0.96% at December 31, 2009). The Company is subject to a commitment fee of 0.35% per annum calculated on the undrawn amounts under the facility.

(g)	$235.3 million credit facility (continued):

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

Years ended December 31, 2010, 2009 and 2008

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

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events such as a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement

Each credit facility contains financial covenants requiring the Company maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants.

(i)	Minimum repayments:

As at December 31, 2010, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2011	$16,069
2012	71,128
2013	138,054
2014	251,501
2015	770,922
Thereafter	1,149,097

$2,396,771

The minimum repayments above are determined based on amounts outstanding at year end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

8.	Other long-term liabilities:

	December 31, 2010	December 31, 2009
Other long-term liabilities (a)	$542,812	$409,498
Accrued liabilities (b)	1,000	1,100

Other long-term liabilities	$543,812	$410,598
Current portion	(31,281)	—

	$512,531	$410,598

(a)	Other long-term liabilities:

The Company, through certain of its wholly-owned consolidated subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

In these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing from the delivery of the vessels from the shipyard, lease the vessel back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

The leases in these arrangements are capital leases in the consolidated financial statements and, during the construction period, the lessees are the owners of the vessels under construction for accounting purposes.

In each of the arrangements, the lessors are wholly-owned subsidiaries of financial institutions that are VIEs and whose only assets and operations are to hold the Company’s leases and vessels. The Company, through the Management Agreements (note 2), operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. No gain or loss is recognized upon initial consolidation of the lessors. The liabilities of the lessor are loans due to the associated financial institutions and are non-recourse to the Company. The amounts funded to the lessors materially match the funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to the applicable financial institutions.

The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels

The terms of the leases are five years beginning from each vessel’s delivery dates.

At the end of each lease term, the remaining balances ranging from $64 million to $66 million will be due. At the end of the lease term, the lessee will be appointed sales agent to sell the vessels; the lessee will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

In October 2010, the terms of these five leases were amended such that the amount of the obligations under the lease that are guaranteed by Seaspan Corporation was reduced to a lower fixed amount, plus amounts for any adjustments to the outstanding balance from time to time due to changes in certain tax and related assumptions used to compute the lease payments.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Also in October 2010, the Company’s five leases were transferred from one wholly-owned subsidiary lessor of the financial institution to another wholly-owned subsidiary lessor of the same financial institution. The new lessor’s only assets and activities are to hold the Company’s leases. The Company’s leases comprised only a portion of the previous lessor’s assets and activities.

The Company has placed $60 million in a cash deposit account over which the lessor has a first priority interest.

As of December 31, 2010, the carrying value of the vessels being funded under this facility is $440,208,000 (2009—$409,991,000).

(ii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide financing in an amount equal to the lower of $150 million or 80% of the vessel cost. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin. At the end of the lease term the outstanding balance of up to $45 million will be due and title of the vessel will transfer to the lessee.

As of December 31, 2010, the carrying value of the vessel being funded under this facility is $108,988,000 (2009—$51,737,000).

(iii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide financing in an amount equal to the lower of $150 million or 80% of the delivery valuation amount. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. The outstanding balance of the lease at the end of the lease term will be zero and the lessee will have the option to purchase the vessel from the lessor for $1.

As of December 31, 2010, the carrying value of the vessel being funded under this facility is $69,072,000 (2009—$51,737,000).

Based on maximum amounts funded, payments under the leases would be due to the lessors as follows:

2011	$33,409
2012	68,787
2013	72,793
2014	73,068
2015	203,468
Thereafter	484,837

Less amounts representing:
Interest	(189,097)
Amounts yet to be funded, limited as described above	(204,453)

$542,812

(b)	Accrued Liabilities:

In connection with the deferral of 11 vessel deliveries, the Company will pay an additional amount of $1,333,333 or $1,875,000 per vessel, depending on the size of the vessel, at the deferred delivery date

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

for a total aggregate amount of $19,000,000. The $1,100,000 (representing $100,000 for each of the 11 vessels) would have been due to the shipyards in connection with the deferral options had they not been exercised and is considered to represent the cost of entering into the delivery deferral options. Since one of the 11 vessels delivered during the year, the remaining balance is $1,000,000 as at December 31, 2010.

9.	Share capital:

(a)	Common Shares

The Company has a dividend reinvestment program (DRIP) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At December 31, 2010, the incentive shares do not have rights to incremental dividends.

(b)	Preferred Shares

The Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		December 31, 2010	December 31, 2009
Series	authorized	issued
A	315,000	200,000	$241,382	$214,464
B	260,000	260,000	26,000	—

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014, the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price; or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation preference of the Series A preferred shares by 15% per annum.

The Series B preferred shares were issued for cash and pay cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. The Series B preferred shares are redeemable at any time at the option of the Company at an amount equal to the liquidation preference plus unpaid dividends. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

10.	Earnings per share:

(a)	Revision of 2009 diluted earnings per share

Diluted earnings per share for the year ended December 31, 2009 has been revised primarily, to correctly record the impact of the convertible Series A preferred shares on the denominator for only the period they were outstanding during the year. Diluted earnings per share for the year ended December 31, 2009 has been revised by an immaterial amount from $1.58 per share (as previously reported) to $1.75 per share.

(b)	Earnings per share computation

To the extent that EPS for class A common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

For the year ended December 31, 2010	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(87,747)
Less:
Series A preferred share dividends	(26,918)
Series B preferred share dividends	(1,409)

Basic and diluted EPS (1) :
Loss from continuing operations attributable to common shareholders	$(116,074)	68,195	$(1.70)

(1)	The convertible Series A preferred shares and share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

For the year ended December 31, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$145,252
Less: Series A preferred share dividends	(14,464)

Basic EPS:
Income from continuing operations attributable to common shareholders	$130,788	67,340	$1.94
Effect of dilutive securities:
Convertible Series A preferred shares (revised – note 10(a))	14,464	15,803
Share-based payments	—	23

Diluted EPS:
Income attributable to common shareholders plus assumed conversion (revised – note (10(a))	$145,252	83,166	$1.75

For the year ended December 31, 2008	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(199,346)	63,801

Basic and diluted EPS (2)			$(3.12)

(2)	The share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

11.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock (2009 – 1,000,000) are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Class A common shares are issued in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

A summary of the Company’s outstanding restricted shares and phantom share units as of December 31, 2010 and for the year then ended is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2007	—	$—	216,333	$24.27
Granted	21,350	24.82	—	—
Vested	(21,350)	24.82	—	—
Exchanged for common shares	—	—	(83,167)	24.02

December 31, 2008	—	—	133,166	24.42
Granted	44,374	10.66	177,000	7.75
Vested	—	—	—	—
Exchanged for common shares	—	—	(38,166)	23.35

December 31, 2009	44,374	10.66	272,000	13.72
Granted	53,104	10.00	177,000	10.22
Vested	(51,574)	10.51	—	—
Exchanged for common shares	—	—	(105,000)	16.01

December 31, 2010	45,904	$10.06	344,000	$11.22

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2010, 49,000 (2009—45,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During 2010, the Company recognized a total of $2,670,000 (2009—$2,185,000; 2008—$2,555,000) in share-based compensation expenses. During 2010, the total fair value of shares vested was $542,000 (2009—$357,000; 2008—$1,446,000). As at December 31, 2010, there was $1,663,000 of total unrecognized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average period of 18 months.

12.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2010	2009
Due to related parties (note 3)	$1,450	$1,235
Accrued interest	14,205	11,793
Other accrued liabilities	12,739	7,877

	$28,394	$20,905

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

(b)	Supplementary information to the statement of cash flows consists of:

	2010	2009	2008
Interest paid on debt	$11,881	$9,807	$26,963
Interest received	60	290	711
Undrawn credit facility fee paid	2,311	2,400	3,088
Non-cash transactions:
Dividends on Series A preferred shares	26,918	14,464	—
Dividend reinvestment	7,700	7,132	5,841
Other long-term liabilities for vessels under construction	107,214	18,567	131,722

13.	Commitments and contingent obligations:

(a)	As of December 31, 2010, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 8, as follows:

2011	$636,700
2012	338,068

$974,768

(b)	As of December 31, 2009, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2011	$561,958
2012	654,972
2013	647,568
2014	643,467
2015	626,313
Thereafter	3,330,387

$6,464,665

(c)	Under the Management Agreements, the Manager provides services to the Company for fixed fees. Based on the contractual delivery dates of the vessels under construction and the negotiated rates in the Management Agreements and for the vessels to be delivered but are not yet subject to management agreements, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services are as follows:

2011	$138,587

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

14.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	2010	2009	2008
CSCL Asia	$158,016	$154,286	$122,549
COSCON	69,502	13,868	13,871
HL USA	58,432	59,099	59,283
MOL	41,963	11,865	—
APM	33,857	34,066	33,702
Other	45,441	12,410	—

	$407,211	$285,594	$229,405

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of December 31, 2010, the fair value of the Company’s long-term debt is $2,043,859,000 (December 31, 2009—$1,715,316,000). The fair value of long-term debt is estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are remeasured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at December 31, 2010, the risk of credit loss related to these counterparties is considered to be immaterial at December 31, 2010.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

As of December 31, 2010, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2010	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	(2)
5.4200%	314,154	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	(2)
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

Balance sheet location	December 31, 2010	December 31, 2009
Fair value of financial instruments	$407,819	$280,445

Gain (loss) recognized in income on derivatives:

Location	December 31, 2010	December 31, 2009
Change in fair value of financial instruments	$(241,033)	$46,450

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2010, 2009 and 2008

Gain (loss) reclassified from AOCI into income (1) :

Location	December 31, 2010	December 31, 2009
Interest expense	$(12,797)	$(12,068)
Depreciation	(289)	(101)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

15.	Subsequent events:

(a)	On January 20, 2011, the Company declared a dividend of $0.125 per common share, representing a distribution of $8,581,000. The dividend was paid on February 11, 2011 to all shareholders of record on January 28, 2011. Of the $8,581,000 distribution, $6,251,000 was paid in cash and $2,330,000 was reinvested through the DRIP.

(b)	On January 25, 2011, the Company accepted delivery of the Brevik Bridge from Samsung Heavy Industries Co., Ltd. (SHI).

(c)	On January 28, 2011, the Company accepted delivery of the Bilbao Bridge from SHI.

(d)	On January 28, 2011, the Company issued 10,000,000 Series C preferred shares at $25 per share for gross proceeds of $250 million. Dividends will be payable on the Series C preferred shares at an initial rate of 9.5% per annum of the stated liquidation preference.

(e)	On February 28, 2011, the Company entered into a letter of intent with a leading Chinese shipyard for a significant order of New Panamax 10000 TEU vessels. Any order resulting from this letter of intent will be made available to Greater China Intermodal Investments LLC (note 15(f)), and that any vessels ordered thereunder will be subject to the Company’s right of first refusal.

(f)	On March 14, 2011, the Company entered into an agreement to participate in Greater China Intermodal Investments LLC, (the Vehicle), an investment vehicle established by an affiliate of The Carlyle Group. The Vehicle will invest up to $900 million equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong, and Macau. The Company has agreed to make a minority investment in the Vehicle of up to $100 million during the investment period, which is anticipated to be up to five years.

(g)	On March 21, 2011, the Company accepted delivery of the COSCO Prince Rupert from Heavy Hyundai Industries Co., Ltd.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/S/ SAI W. CHU

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 30, 2011