Form 20-F
period 2011-12-31
Seaspan CORP
filed 2012-03-26
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

Facsimile: +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series C Preferred Shares, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

69,629,060 Class A Common Shares, par value of $0.01 per share

100 Class C Common Shares, par value of $0.01 per share

200,000 Series A Preferred Shares, par value of $0.01 per share

14,000,000 Series C Preferred Shares, par value of $0.01 per share

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

•	the negotiation and completion, if at all, of definitive documentation relating to any potential newbuilding orders;

•	the potential effects of the acquisition of Seaspan Management Services Limited on our operations and results;

•	the amount of any adjustment of the purchase price we paid for Seaspan Management Services Limited and any payments to the former owners of Seaspan Management Services Limited related to fleet growth;

•	the potential extension of the employment term for our chief executive officer;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

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

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

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

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd., or SSML), which provide us with all of our technical, administrative and strategic services. In January 2012, we acquired our Manager.

References to shipbuilders are as follows:

Shipbuilder	Reference
Hyundai Heavy Industries Co., Ltd.	HHI
Hyundai Samho Heavy Industries Co., Ltd. (1)	HSHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

(1)	A subsidiary of HHI

References to customers are as follows:

Customer	Reference
China Shipping Container Lines (Asia) Co., Ltd. (1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd (2).	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd USA, LLC (3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd	MOL
United Arab Shipping Company (S.A.G.)	UASC

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL

(2)	A subsidiary of China COSCO Holdings Company Limited

(3)	A subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd

TEU means twenty-foot equivalent unit, which is the international standard measure for containers and containership capacity.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Statements of operations data (year ended, in thousands of dollars):
Revenue	$564,730	$407,211	$285,594	$229,405	$199,235
Operating expenses:
Ship operating	135,696	108,098	80,162	54,416	46,174
Depreciation	137,987	99,653	69,996	57,448	50,162
General and administrative	16,818	9,612	7,968	8,895	6,006
Loss on vessels	16,237	—	—	—	—

Operating earnings	257,992	189,848	127,468	108,646	96,893
Other expenses (income):
Interest expense	50,849	28,801	21,194	33,035	34,062
Change in fair value of financial instruments (1)	281,027	241,033	(46,450)	268,575	72,365
Interest income	(854)	(60)	(311)	(694)	(4,074)
Interest income from leasing	(880)	—	—	—	—
Write-off on debt refinancing	—	—	—	—	635
Undrawn credit facility fee	4,282	4,515	4,641	5,251	3,057
Amortization of deferred charges	5,788	3,306	2,042	1,825	1,256
Equity loss on investment	1,180	—	—	—	—
Other	—	—	1,100	—	—

Net earnings (loss)	$(83,400)	$(87,747)	$145,252	$(199,346)	$(10,408)

Common shares outstanding (at year end):	69,620,060	68,601,240	67,734,811	66,800,141	57,541,933
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share	$(2.04)	$(1.70)	$1.94	$(3.12)	$(0.20)
Diluted earnings (loss) per Class A and B common share	$(2.04)	$(1.70)	$1.75	$(3.12)	$(0.20)
Dividends paid per Class A and B common share (2)	$0.688	$0.450	$0.775	$1.90	$1.785
Basic and diluted earnings (loss) per Class C common share	$—	$—	$—	$—	$—
Dividends paid per Class C common share	$—	$—	$—	$—	$—

	Year Ended December 31,
	2011	2010	2009	2008	2007
Statements of cash flows data (year ended, in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$239,864	$153,587	$94,576	$124,752	$113,168
Investing activities	(625,253)	(782,448)	(409,520)	(634,782)	(1,104,704)
Financing activities	832,293	529,680	312,059	523,181	1,022,443

Selected balance sheet data (at year end, in thousands of dollars):
Cash and cash equivalents	$481,123	$34,219	$133,400	$136,285	$123,134
Current assets	519,998	46,764	146,053	141,711	130,318
Vessels (3)	4,697,249	4,210,872	3,485,350	3,126,489	2,424,253
Deferred charges	45,917	37,607	21,667	20,306	17,240
Other assets	88,754	81,985	11,377	8,366	5,090
Total assets	5,447,716	4,377,228	3,664,447	3,296,872	2,576,901
Current liabilities (excluding current portion of long-term debt and other long-term liabilities)	70,657	39,090	30,692	23,654	15,716
Long-term deferred revenue	12,503	—	—	—	—
Current portion of long-term debt	81,482	—	—	—	—
Current portion of other long-term liabilities	37,649	19,096	—	—	—
Long-term debt	2,914,247	2,396,771	1,883,146	1,721,158	1,339,438
Other long-term liability	583,263	524,716	410,598	390,931	223,804
Fair value of financial instruments, liability	564,490	407,819	280,445	414,769	135,617
Share capital	838	691	679	668	575
Total shareholders’ equity	1,183,425	989,736	1,059,566	746,360	862,326

Other data:
Number of vessels in operation at year end	65	55	42	35	29
TEU capacity at year end	352,700	265,300	187,456	158,483	143,207
Fleet utilization (4)	99.3%	98.7%	99.7%	99.3%	99.0%

(1)	Subsequent to our initial public offering, we entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% to 5.8700% based on expected drawdowns and outstanding debt until at least February 2014. Interest rate swap agreements are recorded on the balance sheet at their respective fair values. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap agreements were reported in accumulated other comprehensive income. The fair value will change as market interest rates change. For designated swaps, amounts payable or receivable under the interest rate swaps are included in earnings when and where the designated interest payments are included. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings. On January 31, 2008, we de-designated two of our interest swaps for which we were obtaining hedge accounting. On September 30, 2008, we elected to prospectively de-designate all interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all of our interest rate swap agreements and the swaption agreement are marked to market subsequent to this date and the changes in the fair value of these instruments are recorded in earnings.

(2)	Effective October 1, 2008, the subordination period for our 7,145,000 Class B common shares ended and the rights and privileges of our Class B common shares converted into Class A common shares on a one-for-one basis.

(3)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.

(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

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

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our Series C Preferred Shares following the payment of expenses.

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series C Preferred Shares. The amount of dividends we can pay or the amount we can use to redeem the Series C Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	The rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their respective time charters;

•	The level of our operating costs;

•	The cost of providing technical services for our fleet;

•	The number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	Delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	Prevailing global and regional economic and political conditions;

•	The effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	Changes in the basis of taxation of our activities in various jurisdictions;

•	Our ability to service our current and future indebtedness;

•	Our ability to raise additional equity to satisfy our capital needs; and

•	Our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

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

As of March 15, 2012, we had agreed to purchase an additional five newbuilding containerships with scheduled delivery dates through July 2014. As of March 15, 2012, the total purchase price of the five vessels remaining to be paid was estimated to be approximately $414.1 million. Our obligation to purchase the five vessels is not conditional upon our ability to obtain financing for such purchases.

We intend to significantly expand the size of our fleet beyond our existing contracted newbuilding program. The acquisition of additional newbuilding or existing vessels or businesses will require significant additional capital expenditures.

To fund other and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available for dividends to our shareholders or to redeem our Series C Preferred Shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends or redeem our Series C Preferred Shares. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

Unless we have funds available for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

Unless we have funds available for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income depend upon the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations, financial condition and ability to pay dividends will be harmed.

Restrictive covenants in our credit and lease facilities impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to pay dividends or redeem our Series C Preferred Shares.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with GAAP. In addition, although our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a certain level, our $1.3 billion credit agreement contains a loan-to-market-value ratio requirement that must be met before we can borrow funds under that facility. Based on a semi-annual valuation obtained in December 2011 (which was on a without-charter basis as required by our credit facility), the decline in the market value of the vessels as a result of the economic slowdown continues to limit our ability to borrow under the facility. We are currently unable to borrow the remaining approximately $267 million otherwise available under the facility. In addition, under this facility, there are certain circumstances that could require us to prepay a portion of the outstanding loan or provide additional acceptable security in order to meet the borrowing base ratio requirement. One of these circumstances includes the termination or expiration of a specified percentage of charters if we do not find suitable charterers or negotiate charter terms acceptable to our lenders.

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

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. If we do not comply with the restrictions and covenants in our credit agreements or lease agreements, our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares will be harmed.

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

As of December 31, 2011, we had approximately $3.0 billion outstanding on our credit facilities and lease obligations of approximately $620.5 million. These amounts outstanding under our credit facilities and our lease obligations will increase further following the completion of our acquisition of the five remaining newbuilding containerships that we have contracted to purchase as of March 15, 2012. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

We may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders or redeem our Series C Preferred Shares;

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

Global financial markets and economic conditions in recent years were disrupted and volatile. The debt and equity capital markets were exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Our ability to obtain additional debt financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive costs, if at all, could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Similarly, the shipbuilders with whom we have contracted may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We will be paying all costs for the five newbuilding vessels that we have contracted to purchase at March 15, 2012, and have incurred borrowings to fund, in part, through installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately one year. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments, generally equal to about 10% of the total contracted purchase price for each vessel, as well as a final installment payment, ranging from 50% to 59% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of these vessels. We are required to make these payments to the shipbuilders and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commences following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows the number of vessels in our operating fleet that are chartered to our eight current customers and the percentage of our total containership revenue attributable to the charters for the year ended December 31, 2011:

Charterer	Number of Vessels in our Current Fleet Chartered to such Charterer	Percentage of Total Containership Revenue in 2011
CSCL Asia	22	28.5%
COSCON	14	29.8%
HL USA	9	10.2%
K-Line	7	11.1%
Other	13	20.4%

Total	65	100.0%

All of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

Any recurrence of the significant financial and economic disruption of the last few years could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the global economic downturn began to affect global container trade. Rates fell significantly in 2009 into early 2010 to levels below those in 2001. In 2010 containership charter rates registered an upward trend over the year as a whole, and made further gains in early 2011 before falling sharply in the second half of 2011. In the future, rates may moderate or continue to fluctuate. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. The existing time charters for six of our vessels will expire (excluding options to extend) before December 31, 2013. For nine other vessels, the charterer may elect to terminate the charters with two years’ prior written notice upon payment of a termination fee. If charter rates are low when our existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our operating results. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

Newbuilding containerships with an aggregate capacity of 4.3 million TEUs, representing approximately 28.1% of the total fleet capacity as of January 1, 2012, were under construction as of that date. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

The majority of the vessels in our current and contracted fleet are and will be chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with constructing vessels in China and chartering vessels to Chinese customers could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

As of December 31, 2011, 22 of the 72 vessels in our current or contracted fleet are chartered to CSCL Asia, and 18 vessels are or will be chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Three of our vessels are under construction by Chinese shipbuilders. Our vessels that are chartered to Chinese customers and our vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

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

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Future adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, financial condition, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability in the future could harm our business, financial condition, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. Like the rest of the world, however, China recently experienced slowed economic growth and this trend could continue or return. Our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The existing time charters for six of our vessels will expire (excluding options to extend) before December 31, 2013. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

Any acquisition of or investment in a vessel or business, including our January 2012 acquisition of our Manager, may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	Fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	Be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	Decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	Incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	Incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	Not be able to service our debt obligations or pay dividends or redeem our Series C Preferred Shares.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of operating leases. The proposals are expected to be finalized in 2013. If the proposals are enacted, they would have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities. This proposed change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition. Please read “Item 4. Information on the Company—B. Business Overview—Our Charters—Time Charters.”

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. The frequency of piracy incidents against commercial shipping vessels has increased significantly in recent years, particularly in the Gulf of Aden. We may not be adequately insured to cover losses from these incidents, which could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters.

Terrorist attacks and international hostilities could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan and other nations and tensions between North and South Korea (where many of our shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of South Korea, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all, and our ability to pay dividends or redeem our Series C Preferred Shares. In addition, terrorist attacks targeted at sea vessels may in the future also negatively affect our operations and financial condition and directly affect our containerships or customers.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Any hostilities in South Korea could constitute a force majeure event under our contracts with HHI and HSHI and could negatively affect the construction of our newbuildings or result in the shipyards’ inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and harm our business, operations results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

Depending on the outcome of a government investigation of container liner companies related to potential antitrust violations, our growth, operating results and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, relating to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Delays in deliveries of our newbuilding containerships could harm our business and operating results.

We are currently under contract to purchase five additional newbuilding containerships, which are scheduled to be delivered at various times through 2014. These vessels are being built by HHI, HSHI, Jiangsu Xinfu and New Jiangsu shipyards. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding time charter. Any of such events could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

The delivery of the newbuildings could be delayed because of:

•	Work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	Quality or engineering problems;

•	Changes in governmental regulations or maritime self-regulatory organization standards;

•	Bankruptcy or other financial crisis of any of the shipyards;

•	A backlog of orders at any of the shipyards;

•	Hostilities or political or economic disturbances in South Korea and China, where the containerships are being built;

•	Weather interference or a catastrophic event, such as a major earthquake, fire or tsunami;

•	Our requests for changes to the original containership specifications;

•	Shortages of or delays in the receipt of necessary construction materials, such as steel;

•	Our inability to obtain requisite permits or approvals;

•	A dispute with any of the shipyards; or

•	The failure of our banks to provide debt financing.

In addition, each of the shipbuilding contracts for the five newbuilding vessels contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Our articles of incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors and the holders of a majority of our Series A Preferred Shares.

We rely primarily on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is built or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

There are greater than normal construction, delivery and operational risks with respect to our New Panamax 10000 and 13100 TEU newbuilding vessels.

The six 13100 TEU newbuilding vessels that have been delivered and the two 13100 TEU newbuilding vessels that are under construction as of March 15, 2012 are some of the first vessels of this type to be built. In addition, as of March 15, 2012, we have contracted to purchase three New Panamax 10000 TEU vessels and may order additional of these vessels in the future. These will be the first vessels constructed using this new design and the first vessels constructed of this size at this particular shipyard. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

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

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We may experience greater operating cost volatility as a result of the acquisition of our Manager.

In January 2012, we acquired our Manager. We believe that the acquisition of our Manager has increased our control over access to the services our Manager provides on a long-term basis. We previously paid fees to our Manager for technical services on a fixed basis, which fees were adjusted every three years. Technical services include, among other items, managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and classification society compliance, purchasing stores, supplies, spares, lubricating oil, and attending to all other technical matters necessary to run our fleet. In March 2011, our Manager agreed to provide technical and certain other services to Greater China Intermodal Investments, LLC, an investment vehicle established by an affiliate of The Carlyle Group, or the Vehicle, and to affiliates of Dennis R. Washington for vessels that they may acquire. As a result of the acquisition of our Manager, our operating costs vary more directly with the actual cost, set by the market, of providing these services for our fleet and for vessels acquired by the Vehicle and affiliates of Mr. Washington. Increased costs for technical services could harm our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Exposure to currency exchange rate fluctuations may result in fluctuations in our operating results.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than

U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our operating results and financial condition although we do not believe it to be material.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 72 vessels. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In March 2011, our Manager, which we acquired in January 2012, agreed to provide certain services for vessels to the Vehicle, and to affiliates of Dennis R. Washington for vessels that they may acquire. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Services Agreements.”

In addition, if we expand our fleet, or as we provide services to third parties, we will need to recruit suitable additional administrative and management personnel. We may not be able to continue to hire suitable employees in such circumstances. If there exists a shortage of experienced labor or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his March 2011 employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management

Limited, an entity owned and controlled by our director Graham Porter, or the Tiger Member, and the Vehicle and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of the Vehicle. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, operating results and financial condition may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through January 1, 2013, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be harmed by the loss of such services.

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

The Vehicle intends to compete in our markets, and its entry into the containership market may harm our business, operating results, financial position and ability to pay dividends or redeem our Series C Preferred Shares.

Carlyle is a leading global alternative asset manager. The Vehicle intends to invest equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in the Vehicle and the amount of funds that the Vehicle may invest in containerships could result in the Vehicle becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2015, subject to earlier termination. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer Agreements.” Our business, operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares could be harmed to the extent the Vehicle successfully competes against us for containership opportunities.

We have reduced the fiduciary duties of Gerry Wang and Graham Porter in relation to certain growth opportunities that become subject to our right of first refusal with the Vehicle, which may limit our rights in such growth opportunities to our rights under the right of first refusal.

Pursuant to agreements between us and each of our chief executive officer and co-chairman of our board of directors, Gerry Wang, and our director Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors decides to reject such opportunity or we fail to exercise our right of first refusal to pursue such opportunity, (b) we exercise such right but fail to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Our rights to such opportunities may be limited to our rights under our right of first refusal with the Vehicle, which would be more restrictive than the rights we otherwise would have relating to such opportunities.

In order to timely exercise our right of first refusal from the Vehicle, we may be required to enter into containership construction contracts without financing arrangements or charter contracts then being in place, which may result in financing on less than favorable terms or employment of the vessels other than on long-term, fixed-rate charters, if at all.

Under our right of first refusal with the Vehicle relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from the Vehicle of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our operating results, financial condition and ability to pay dividends or redeem our Series C Preferred Shares may be harmed.

Certain of our officers and directors or their affiliates will have separate interests in the Vehicle, which may result in conflicts of interest between their interests and those of us and our shareholders relative to the Vehicle.

Our director Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in the Vehicle. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, has an indirect interest in the Tiger Member. As a result, Mr. Porter and the Washington Member will have an indirect interest in incentive distributions received by GC Industrial from the Vehicle. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Messrs. Wang and Porter are members of the Vehicle’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for the Vehicle. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of the Vehicle’s transaction committee. Mr. Wang is also chairman of the Vehicle’s board of managers. In addition, affiliates of Messrs. Wang and Porter will provide certain transactional and financing services to the Vehicle, for which they will receive compensation. The Washington Member has a right of first refusal on containership acquisition opportunities available to the Vehicle, which right is subordinate to our right of first refusal.

As a result of these interests relating to the Vehicle, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to the Vehicle.

Compensation payable under our employment or services agreements with Gerry Wang, Graham Porter or their affiliates, and the share purchase agreement for the acquisition of our Manager with affiliates of Kyle R. Washington, Dennis R. Washington, Gerry Wang and Graham Porter will increase our expenses and may dilute the interests of our equity holders.

In connection with our investment in the Vehicle, in March 2011 we entered into an employment agreement with Gerry Wang, our chief executive officer and co-chairman of our board of directors, and transaction services and financial services agreements with Mr. Wang and an affiliate of our director Graham Porter, respectively. Mr. Wang’s compensation as our chief executive officer was increased significantly under the employment agreement, which provided, among other things, for the payment of transactional fees of 1.25% of the value of certain containership orders, sales or acquisitions we may enter into. The transaction services agreement provides for similar fees following termination of Mr. Wang’s employment with us and through the duration of our right of first refusal with the Vehicle but with the amount of the fee increased to 1.5%. The financial services agreement with Tiger Ventures Limited provides for fees of 0.8% or 0.4% of the aggregate value of certain debt and lease financing provided by Greater China or non-Greater China banks, respectively. A portion of any amounts payable under the employment agreement and the services agreements may be paid in our common shares, at our election. Compensation payable under these agreements will increase our expenses and reduce our operating results. To the extent we issue common shares as partial compensation under these agreements, the interests of our equity holders will be diluted.

In connection with the acquisition of our Manager in January 2012, we agreed to make payments, or Fleet Growth Payments, to the former owners of our Manager for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) prior to August 15, 2014 by us, the Vehicle, or the Washington Member, or by controlled entities of any such parties, which is to be managed by our Manager or one of our controlled affiliates after the acquisition. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including our co-chairman, Kyle R. Washington, and 49.95% by an entity indirectly owned by Graham Porter and Gerry Wang. For each qualifying containership ordered, acquired or leased after December 12, 2011 and prior to August 15, 2014, the related Fleet Growth Payment will include the issuance to the former owners of our Manager of 39,081 common shares. To the extent we make Fleet Growth Payments, the interests of our equity holders will be diluted.

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

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. In connection with our initial public offering, our Series A Preferred Share Offering, our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of our director, Graham Porter, and the acquisition of our Manager, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year in which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or the IRS, stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

The preferential tax rates applicable to qualified dividend income are temporary.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to individual U.S. shareholders (and certain other U.S. shareholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. shareholders in tax years beginning after December 31, 2012 will be taxed at graduated tax rates applicable to ordinary income.

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” and “Item 10. Additional Information—E. Taxation—Canadian Federal Income Tax Consequences.”

Item 4.	Information on the Company

A.    History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited. In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of March 15, 2012, we have grown to an operating fleet of 67 vessels (including seven leased vessels) and have entered into contracts to purchase an additional five containerships.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 15, 2012 we operated a fleet of 67 vessels (including seven leased vessels) and have entered into contracts to purchase an additional five containerships. The average age of the 67 vessels in our fleet was approximately five years as of March 15, 2012.

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. The following table lists our customers.

Customers for Current Fleet
CSCL Asia
HL USA
COSCON
K-Line
MOL
CSAV
UASC
MSC

Customers for Additional Five Newbuilding Vessels
COSCON
Hanjin

Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services. For more information about the acquisition of our Manager, please read Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Recent Developments—Acquisition of Seaspan Management Services Limited” and for more information about the agreements with our Manager that govern the provision of management services for our fleet, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.”

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 67 operating vessels as of March 15, 2012:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/7/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.0	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique (5)	4800	1989	11/25/11	MSC	5 years	10.0	(6)
MSC Manu (5)	4800	1988	11/15/11	MSC	5 years	10.0	(6)
MSC Leanne (7)	4800	1989	10/19/11	MSC	5 years	10.0	(6)
MSC Carole (7)	4800	1989	10/12/11	MSC	5 years	10.0	(6)
Brotonne Bridge (8)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(9)
Brevik Bridge (8)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(9)
Bilbao Bridge (8)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(9)
Berlin Bridge (8)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(9)
Budapest Bridge (8)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(9)
CSAV Licanten (10)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(11)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(11)
CSCL Ningbo	4250	2002	6/15/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Dalian	4250	2002	9/4/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Felixstowe	4250	2002	10/15/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (13)	18.0	(14)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
UASC Madinah	4250	2009	7/1/10	UASC	2 years	20.5	(15)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(16)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(16)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(16)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(16)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(16)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(16)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(16)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(16)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(5)	The name of the Maersk Merritt was changed to MSC Veronique and the name of the Victor was changed to MSC Manu in November 2011 in connection with the commencement of the bareboat charters of the two vessels to MSC.

(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day, increasing to $14,500 after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(7)	The name of the Maersk Moncton was changed to MSC Carole and the name of the Cap York was changed to MSC Leanne in October 2011 in connection with the commencement of the bareboat charter of the two vessels to MSC.

(8)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(9)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	The name of the CSCL Hamburg was changed to CSAV Licanten in November 2010, in connection with a sub-charter from CSCL Asia to CSAV.

(11)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the CSAV Licanten and the CSCL Chiwan.

(12)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the two-year option.

(13)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.

(14)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.

(15)	UASC has a charter of two years with a charter rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. In addition, we pay a 1.25% commission to a broker on all hire payments for this charter.

(16)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to acquire additional containerships as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

As of March 15, 2012, we had contracted to purchase five additional containerships, all of which were then currently or will be under construction, and have scheduled delivery dates through July 2014. These five newbuilding vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. S452	13100	12 years	COSCON	2012	HSHI
Hull No. 2178	13100	12 years	COSCON	2012	HHI
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.

The following chart indicates the estimated number of vessels in our fleet based on scheduled delivery dates and existing newbuilding contracts as of March 15, 2012:

	Year Ending December 31,
	Scheduled
	2012	2013	2014
Deliveries	2	—	3
Operating Vessels	69	69	72
Approximate Total Capacity (TEU)	405,100	405,100	435,100

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of March 15, 2012.

Charterer	Number of vessels in our current operating fleet	Number of vessels scheduled to be delivered	Total vessels upon all deliveries
CSCL Asia	22	—	22
HL USA	9	—	9
COSCON	16	2	18
CSAV	4	—	4
MOL	4	—	4
K-Line	7	—	7
UASC	1	—	1
Hanjin	—	3	3

Total time charters	63	5	68
MSC	4	—	4

Total bareboat charters	4	—	4
Total charters	67	5	72

Time Charters

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

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis.

Operations and Expenses

Our Manager, which we acquired in January 2012, operates our vessels and is responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

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

Under our time charters with MOL, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel.

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

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. Our Manager, which we acquired in January 2012, and certain of its subsidiaries provide these services. Our Manager also provides limited ship management services to Dennis R. Washington’s personal vessel owning companies and has agreed to provide ship management and construction supervision services to the Vehicle.

We believe we achieve high standards of technical ship management by, among other things:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•

implementing a voluntary vessel condition and maintenance monitoring program (our Manager was the first in the world to achieve accreditation by Det Norske Veritas on its hull planned maintenance system);

•	recruiting officers and ratings through a subsidiary based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and previously worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

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

Sub-charters do not affect our ability to sell our time-chartered vessels.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve total loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable beyond the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Bareboat Charters

Our four 4800 TEU vessels are chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses, such as fuel cost (bunkers), port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

The initial term for a bareboat charter commences on the vessel’s delivery to the charterer. Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for $5.0 million at the end of the five-year bareboat charter terms.

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

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in force in the countries in which our vessels may operate or are registered, including but not limited to those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, Canadian Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and/or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental, safety and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

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

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to pollution prevention and procedures, technical standards, oil spills management, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex V of MARPOL covers the management of garbage from ships. As of January 2013 changes will come into force that will further restrict what can be dumped. Annex VI to MARPOL, which became effective in May 2005, addresses air pollution from ships. All of our vessels are Annex VI compliant. Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. By means of the Maritime Pollution Prevention Act of 2008, the United States implemented Annex VI in its territorial waters in January 2009. In October 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels. These amendments call for a new interim fuel standard beginning in January 2012, incremental reductions in sulfur in fuel between 2012 and 2015, and the use of advanced technology engines designed to reduce emissions of nitrogen oxide by 2016. These amendments could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations. From 2013, Annex VI will include managing carbon emissions from ships. All vessels will be required to have a Ship Energy Efficiency Management Plan (SEEMP) on board. New builds will need to meet the requirements of the Energy Efficiency Design Index (EEDI), which requires the vessel design to be below a certain value depending on the year it is built.

Under Annex VI, ships operating in certain designated geographic areas, or Emission Control Areas (ECAs), are required to comply with more stringent fuel sulfur and engine NOx limits. In Europe, two ECAs have been in effect for a number of years, and the second phase of the fuel sulphur standard begins in 2015. There are no NOx requirements for the European ECAs. Shortly after ratifying Annex VI, in March 2009, the United States and Canada proposed to designate ECAs for specific portions of U.S. and Canadian coastal waters. The North American ECA, which encompasses all waters off North American coasts, was accepted by member states in March 2010. For this area, the effective date of the first-phase fuel sulfur standard is August 1, 2012, and the second phase begins in 2015. Beginning in 2016, NOx reduction requirements will become applicable. On July 15, 2011, the IMO officially designated the U.S. Caribbean ECA, which encompasses waters around Puerto Rico and the U.S. Virgin Islands. For this area, the effective date of the first-phase fuel sulfur standard is 2014, and the second phase begins in 2015. Stringent NOx engine standards begin in 2016. We are taking steps to comply with the new requirements associated with these ECAs. New requirements associated with these ECAs, or other requirements for reducing sulphur caps, may increase the cost of operating our vessels in U.S. and Canadian waters.

In the United States, the Act to Prevent Pollution from Ships , or APPS, implements various provisions of MARPOL and applies to foreign-flag ships over 400 gross tons when operating in U.S. waters. The regulatory mechanism established in APPS to implement MARPOL are separate and distinct from the Clean Water Act and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

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

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water treatment beginning in 2009, with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force, which is not currently expected to occur for at least another year. When this convention is ratified, the Company may incur material costs to install these ballast water treatment plants on all our vessels before the due date. Presently the due date would be the first docking after 2016.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention took effect in November 2008. We comply with the Bunker Convention.

In September 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels have obtained the necessary certifications of compliance.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liabilities that apply to violations of the applicable requirements.

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

Effective July 2009, the limits on the liability of responsible parties for any vessel other than a tank vessel increased to $1,000 per gross ton or $854,400, whichever is greater, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. In response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills were introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including non-tank vessels. As of December 31, 2011, the limits remain unchanged

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation. OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the U. S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. The current amount of such financial responsibility for non-tank vessels is $1,300 per gross ton, which includes the CERCLA liability limit of $300 per gross ton, described below. Under the U.S. Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. We have obtained the necessary OPA financial assurance certificates for each of our vessels currently in service and trading to the United States.

The Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The regulations, which were originally proposed in 2009 and finalized in June 2011, specify the content of a response plan, and among other issues, address the requirement to plan for responding to a worst case discharge and a substantial threat of such a discharge. Additionally, the regulations update International Shipboard Oil Pollution Emergency Plan (SOPEP) requirements that apply to certain non-tank vessels and tank vessels. Vessel owners and operators must submit their vessel response plan control number as part of the notice of arrival information. Each of our vessels has the necessary response plans in place to comply with the requirements of the CGMTA and OPA.

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

CERCLA

CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited for vessels to the greater of $300 per gross ton or $0.5 million (or $5 million for vessels carrying hazardous substances as cargo or residue) per release of or incident involving a release of hazardous substances. These liability limits do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

Clean Water Act

The Clean Water Act (CWA) establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Under the CWA, it is unlawful to discharge any pollutant from a point source into navigable waters without a permit. The U.S. Environmental Protection Agency, or the EPA, requires all non-recreational and non-military vessels over 79 feet in length to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in US waters. Non-recreational vessels of less than 79 feet or commercial fishing vessels of any size discharging ballast water must also comply with certain provisions of the VGP.

We have submitted appropriate Notices of Intent to obtain coverage under the VGP. The current VGP will remain in effect until 2013. The EPA has issued a draft VGP, to become effective in 2012, for public comment. In addition to attempting to reduce administrative and reporting inefficiencies, the draft permit proposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. The proposed ballast water discharge limits are generally consistent with those contained in the IMO’s 2004 Ballast Water Convention. The draft permit also contains updated conditions for mechanical systems that may leak lubricants into the water and exhaust gas scrubber washwater. Failure to meet any requirement of the VGP constitutes an enforceable permit violation. The CWA authorizes civil and criminal penalties for violations of the prohibition against the discharge of a pollutant without a permit, for discharges exceeding an effluent limit, and also allows for citizen suits against violators. States may also add additional conditions, and many of them have added conditions to their certifications under section 401 of the Clean Water Act.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States waters through ballast water taken on by vessels in foreign ports. The Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering United States waters. These regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel.

States have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, in October 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations are being implemented on a graduated time schedule that began in January 2009, with a final performance standard of zero detectable living organisms going into effect in January 2020. Additionally, California requires all ships over 300 gross registered tons to regularly remove hull fouling and submit a Hull

Husbandry Reporting Form once each calendar year if operating in California waters during that year. Revised anti-fouling regulations have been proposed and will be implemented starting January 1, 2014. Other states may create similar hull cleaning regulations or ballast water performance standards that could materially increase the costs of operating in state waters of the United States.

Clean Air Act

The EPA has adopted standards under the Federal Clean Air Act, or the CAA, that subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large ocean-going vessels. On April 30, 2010, EPA also adopted standards that apply to Category 3 engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States that are consistent with Annex VI of MARPOL and establish lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. These emission standards apply in two stages: near-term standards for newly-built engines, which were implemented in 2011, and long-term standards requiring an 80% reduction in nitrogen oxides will begin in 2016.

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

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the U.S. Court of Appeals for the Ninth Circuit, California’s Air Resources Board approved regulations that went into effect in July 2009, which apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations that became effective in January 2009 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. These requirements may increase our operating costs while in California ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject the Company to enforcement action, including payment of civil or criminal penalties and citizen suits.

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

CSA 2001 also provides the authorities with broad discretionary powers to enforce its requirements. The CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. In addition, CSA 2001 provides authorities with the power to issue administrative monetary penalties for contraventions of the legislation. The Administrative Monetary Penalties Regulations, which came into force in April 2008 and apply to all vessel types except pleasure crafts, allow for the imposition of penalties up to C$25,000 outside of the formal court process for violations of CSA 2001 or its regulations.

Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange.

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

China

Pursuant to new regulations that became effective January 1, 2012, prior to our vessels entering any ports in the People’s Republic of China, or the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, receive waste safely and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect minimum percentages (corresponding to their share of the total number of ships calling at ports in the EU and Paris Memorandum of Understanding on Port State Control region ports) of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this directive, our vessels may need to make expenditures to comply with the sulfur fuel content limits, in the marine fuel they use in order to avoid delays or other obstructions to their operations and may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide and nitrogen oxide emissions levels. The EU has also issued a directive adopting the IMO’s standards for the maximum sulfur content of marine fuels used in special sulfur oxide Emission Control Areas, or ECAs, in the Baltic Sea, the North Sea, and for any other seas or ports the IMO may designate as sulfur oxide ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

In response to the sinking of the MT Prestige and resulting oil spill in 2003, the EU adopted a directive requiring member states to take steps to cooperate to detect pollution discharges, to impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call post-pollution discharge. Penalties may include fines, imprisonment, permanent or temporary disqualification from engaging in commercial activities, placement under judicial supervision, or exclusion from access to public benefits or aid.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on ship owners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage.

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted an Integrated Maritime Policy that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport, and in this respect a proposal for monitoring and reporting greenhouse gas emissions was published in November 2011. In March 2009, the EU adopted additional regulations and directives, which are scheduled to be implemented by member states prior to the end of 2012, including incorporating the IMO’s flag state audit scheme into EU law, making the inspection procedures of classification societies more rigorous, increasing the pressure on at-risk ships by reforming the port state control mechanisms and increasing the frequency of port state inspections, requiring the installation of on-board identification and positioning equipment to avoid collisions, adjusting the framework for accident investigation and requiring insurance against third party damage. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU, any individual country or other authority. The trend, however, is towards increasing regulation and we anticipate that requirements will become more extensive and more stringent. If more stringent future requirements are put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our costs of operating, potentially adversely affecting our financial condition and operating results.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol At the December 2011 meeting of the United Nations Climate Change Conference (UNFCCC) in Durban, the members agreed to extend the Kyoto Protocol and committed to a “Platform for Enhanced Action” to set legally binding emission-reduction targets by 2015. At Durban it was recommended that the IMO should continue its work to address emissions from international shipping and continue to report to the UNFCCC. The IMO is looking at achieving further reductions in CO2 emissions from shipping by implementing market based measures (MBMs). The current forecast is that the IMO’s MPEC may adopt a MBM in 2015.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, United States or other individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (ii) satisfies one of three ownership tests described in the Section 883 Regulations, or Ownership Test and (iii) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our common stock and our Series C preferred stock is primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our common stock or Series C preferred stock subsequent to the date of this offering will permit us to continue to qualify for the Section 883 Exemption.

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

We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders. Certain subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of March 15, 2012.

D.    Property, Plants and Equipment

For information on our fleet and new vessel contracts, please read “Item 4. Information on the Company—B. Business Overview—Our Fleet.” Other than our vessels, we do not have any material property.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.    General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this report.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 15, 2012 we operated a fleet of 67 vessels (including seven leased vessels) and have entered into contracts to purchase an additional five containerships. The average age of the 67 vessels in our fleet was approximately five years as of March 15, 2012.

Customers for our operating fleet are CSCL Asia, HL USA, COSCON, CSAV, MOL, K-Line, UASC and MSC. Customers for the additional five newbuilding vessels will include Hanjin and COSCON. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2011 Developments

Series B Repurchase

In November 2011, we repurchased from Jaccar Holdings Limited all of our outstanding Series B Preferred Shares for a total purchase price of approximately $24.6 million.

Mediterranean Shipping Company S.A.

In the third and fourth quarters of 2011, we entered into agreements to bareboat charter to MSC our four 4800 TEU vessels for five-year terms, beginning from vessel delivery dates that occurred in October and November 2011. The charter rates are $10,000 per vessel per day for the first two years increasing to $14,500 per vessel per day for the remaining three years. These are our only bareboat charters, which means that MSC is responsible for the ship operating and voyage expenses of the vessels as well as for their management, including crewing. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. These transactions resulted in a loss on vessels of $16.2 million for the year ended December 31, 2011 as we accounted for these transactions as sales-type capital leases.

Term Loan Financing Transaction

In October 2011, one of our subsidiaries entered into a financing transaction with a leading U.S. bank for the UASC Madinah, one of our 4250 TEU vessels. The vessel has been sold to one of our indirect subsidiaries, funded by a $53 million mortgage-secured term loan from an affiliate of the U.S. bank, and leased by our subsidiary to us, and we continue to time charter the vessel to UASC in accordance with the terms of our original time charter. The term loan agreement is intended to last for the duration of the UASC time charter.

Non-Recourse Loan Facility Transaction

In September 2011, one of our subsidiaries entered into a transaction with affiliates of a leading Chinese and a leading Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HSHI and was previously financed with up to $75 million under one of our revolving credit facilities. The vessel has been removed as security from that revolving credit facility. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will continue to time charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility is non-recourse to Seaspan Corporation.

Newbuilding Order and New Customer

In June 2011, we entered into contracts for the construction of three 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu pursuant to our right of first refusal agreement with Greater China Intermodal Investments LLC, or the Vehicle, an investment vehicle established by an affiliate of global alternative asset manager, The Carlyle Group, or Carlyle, in which we hold an 11% ownership interest. For more information about our arrangement with the Vehicle, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle.” The vessels are being constructed using our fuel efficient New Panamax SAVER design and will be chartered under 10-year, fixed-rate time charters with Hanjin. Hanjin is the largest Korean-based liner company and a new addition to our high-quality customer portfolio. After the initial 10-year charter periods, Hanjin will have options to recharter each ship for an additional two years. The three vessels acquired by us are scheduled for delivery in 2014. We have options to purchase an additional 18 similar newbuilding vessels, which also will be subject to our right of first refusal agreement with the Vehicle. The conflicts committee of our board of directors approved the allocation of the vessels between us and the Vehicle and our acquisition of the three vessels.

Our Series C Preferred Share Offerings

In January 2011, we issued 10 million shares of our 9.5% Series C Cumulative Redeemable Perpetual Preferred Stock, or Series C Preferred Shares, at a price of $25 per share, for net proceeds of $241.3 million. In May 2011, we issued an additional four million Series C Preferred Shares, at a price of $27.15 per share, for net proceeds of $105.2 million, which included accrued dividends to May 25, 2011 of $0.15 per share. Dividends are payable on the Series C Preferred Shares at an initial rate of 9.5% per annum of the stated liquidation preference.

Investment in Carlyle Containership-Focused Investment Vehicle

In March 2011, we agreed to participate in the Vehicle, which invests equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital will enhance our ability to take advantage of growth opportunities in the containership market.

During 2011, the Vehicle issued two capital calls requiring us to make our pro-rata aggregate capital contribution of approximately $2.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. The four vessels are scheduled for delivery in 2014 and upon delivery, will commence operations for Hanjin under 10-year, fixed-rate time charters. After the initial 10-year charter periods, Hanjin will have options to recharter each ship for an additional two years.

For additional information about the transactions and agreements relating to our investment in the Vehicle, including our right of first refusal, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle, —Certain Relationships and Transactions, —Omnibus Agreement, —Employment Agreement and Other Related Agreements with Gerry Wang, and —Financial Services Agreement with Tiger Ventures Limited.”

New Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang has served as our chief executive officer and the chief executive officer of our Manager pursuant to an employment agreement with our Manager. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with our Manager was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, which became effective on January 1, 2011, he will continue to serve as our chief executive officer through January 1, 2013. Mr. Wang has indicated his willingness to consider continuing to serve as our chief executive officer until March 31, 2015, when our right of first refusal arrangement with the Vehicle is scheduled to expire. The compensation committee of our board of directors is considering additional compensation we may offer to Mr. Wang for an extended term of employment. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. For more information, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.

Dividend Increase and New Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at sustainably increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

2012 Recent Developments

Delivery of Vessels

In March 2012, we accepted delivery of the COSCO Excellence and COSCO Faith. Both 13100 TEU vessels are on charter to COSCON under 12-year, fixed-rate time charter contracts.

Extension of Time Charters

In February and March 2012, CSCL did not exercise its options to extend the time charters for the CSCL Ningbo and CSCL Dalian. These vessels will be re-delivered to us between April 2012 and July 2012. We plan to re-charter the vessels subject to market conditions.

Open Market Share Repurchase Plan

In February 2012, our board of directors authorized the repurchase of up to $50.0 million of our Class A common shares. Share repurchases may be effected from time to time through open market purchases or in privately negotiated transactions. We have entered into a Rule 10b5-1 plan in connection with the share repurchase program.

Dividend Increase

In February 2012, our board of directors approved a 33.3% increase in the quarterly common share dividend to $0.25 per share, which dividend will be declared for the quarter ending March 31, 2012. With this dividend, we will have increased our quarterly common share dividend by 150% since March 31, 2010. We expect common share dividends for the four quarters ending December 31, 2012 to total $1.00 per share.

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by Thetis Holdings Ltd. (an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our co-chairman and chief executive officer). The purchase price for the acquisition, excluding potential balance sheet adjustments and any contingent consideration for managed fleet growth payments, was $54 million, which we paid through the issuance of approximately 4.2 million of our Class A common shares, valued on a per share basis equal to $12.794, being the volume-weighted average trading price for the 90 trading days immediately preceding the closing date of the acquisition.

We believe that the acquisition of our Manager increases our control over access to the services our Manager provides on a long-term basis, and reduces certain conflicts between us and our directors who had interests in our Manager. We previously paid fees to our Manager for technical services on a fixed basis, which fees were adjusted every three years. As a result of the acquisition, our costs for these services vary more directly with the actual cost, set by the market, of providing technical services for our fleet. For more information about the acquisition of our Manager, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Acquisition of Seaspan Management Services Limited.

Tender Offer

In January 2012, we repurchased 11,300,000 Class A common shares at a price of $15.00 per share, for an aggregate cost of $169.5 million, excluding fees and expenses relating to the tender offer.

Market Conditions

The containership charter market experienced significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. The market recovered from the falls in charter rates seen in 2001 to levels beyond previous market highs before falling again mid-way through 2005, stabilizing in the first half of 2006, and then slipping further during the second half of 2006. The first half of 2007 saw the containership charter market recover to rate levels similar those seen in late 2005 and early 2006, while early 2008 saw rates rise further. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid fall in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010 containership charter rates registered an upward trend over the year as a whole, and made further gains in early 2011 before falling sharply in the second half of 2011.

The development of containership newbuild prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is less than for vessels with smaller TEU capacity. The total newbuild price for a theoretical 6600 TEU containership increased from $60.0 million at the start of 2003 to peak at $108.0 million in the period June to September 2008. However, following the onset of the downturn, this figure fell to $66.0 million at the end of January 2010. By the end of December 2010 it had increased to $79.5 million. The figure subsequently softened slightly in the first few months of 2011 only to hold relatively steady for the remainder of the year reaching $69.0 million at the end of December 2011. The average price for a 6600 TEU containership newbuild since March 2001 is estimated at $82.5 million.

B.    Results of Operations

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following discussion of our financial condition and results of operations is for the years ended December 31, 2011 and 2010. The consolidated financial statements have been prepared in accordance with GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2011 and 2010.

Year Ended December 31,	2011	2010
Statement of operations data (in thousands of dollars):
Revenue	$564,730	$407,211
Operating expenses:
Ship operating	135,696	108,098
Depreciation	137,987	99,653
General and administrative	16,818	9,612
Loss on vessels	16,237	—

Operating earnings	257,992	189,848
Other expenses (income):
Interest expense	50,849	28,801
Interest income	(854)	(60)
Interest income from leasing	(880)	—
Undrawn credit facility fee	4,282	4,515
Amortization of deferred charges	5,788	3,306
Change in fair value of financial instruments	281,027	241,033
Equity loss on investment	1,180	—

Net loss	$(83,400)	$(87,747)

Common shares outstanding at year end:	69,620,060	68,601,240
Per share data (in dollars):
Basic and diluted loss per Class A common share	$(2.04)	$(1.70)
Dividends paid per class A common share	$0.688	$0.450
Basic and diluted earnings (loss) per Class C common share	$—	$—
Dividends paid per Class C common share	$—	$—

Year Ended December 31,	2011	2010
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$239,864	$153,587
Investing activities	(625,253)	(782,448)
Financing activities	832,293	529,680

Net increase (decrease) in cash and cash equivalents	$446,904	$(99,181)

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$481,123	$34,219
Vessels	4,697,249	4,210,872
Other assets	269,344	132,137

Total assets	$5,447,716	$4,377,228

Other liabilities	189,788	58,186
Fair value of financial instruments	564,490	407,819
Deferred revenue	12,503	—
Long-term debt (1)	2,914,247	2,396,771
Other long-term liabilities	583,263	524,716
Shareholders’ equity	1,183,425	989,736

Total liabilities and shareholders’ equity	$5,447,716	$4,377,228

Other data:
Number of vessels in operation at period end	65	55
Average age of fleet in years at period end	4.9	4.7
TEU capacity at period end	352,700	265,300
Average remaining initial term on outstanding charters	7.1	6.9
Fleet utilization	99.3%	98.7%

(1)	Long-term debt related to operating vessels was $2.7 billion as at December 31, 2011 ($1.8 billion at December 31, 2010).

We accepted delivery of 13 vessels during the year ended December 31, 2010. We began 2011 with 55 vessels in operation and, during the year ended December 31, 2011, accepted delivery of 10 vessels, bringing our fleet to a total of 65 vessels in operation as at December 31, 2011. We accepted delivery of two additional vessels between December 31, 2011 and March 15, 2012. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Year Ended December 31,		Increase
	2011	2010	Days	%
Operating days	21,948	17,951	3,997	22.3%
Ownership days	22,106	18,184	3,922	21.6%

Financial Summary

	Year Ended December 31 ,		Change
	2011	2010	$	%
Revenue	$564,730	$407,211	$157,519	38.7%
Ship operating expenses	135,696	108,098	(27,598)	(25.5)%
Depreciation	137,987	99,653	(38,334)	(38.5)%
General and administrative expenses	16,818	9,612	(7,206)	(75.0)%
Interest expense	50,849	28,801	(22,048)	(76.6)%
Change in fair value of financial instruments	281,027	241,033	(39,994)	(16.6)%
Loss on vessels	16,237	—	(16,237)	(100.0)%
Equity loss on investment	1,180	—	(1,180)	(100.0)%

Revenue

The increase in revenue was due to an increase in operating days, and the dollar impact thereof, for the year ended December 31, 2011 was due to the following:

	Operating Days Impact	$ Impact (in millions)
2011 vessel deliveries	2,270	97.7
Full year contribution for 2010 vessel deliveries	1,891	63.9
Changes due to bareboat charters	(239)	(5.6)
Changes in rates	—	0.3
Scheduled off-hire	(15)	(0.4)
Unscheduled off-hire	90	1.6

Total	3,997	157.5

Vessel utilization was 99.3% for the year ended December 31, 2011, compared to 98.7% for the prior year. This increase in vessel utilization for the year ended December 31, 2011 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSAV Licanten (formerly the CSCL Hamburg) in the Gulf of Aqaba on December 31, 2009. During the year ended December 31, 2011 we completed nine dry-dockings, which resulted in a total of 134 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Sao Paulo (1)	Q1
Jakarta Express	Q1
Saigon Express	Q1
Rio Grande Express	Q1
Lahore Express	Q2
Santos Express	Q2
Victor	Q2
CSCL Chiwan	Q3
Manila Express	Q4

(1)	CSCL Sao Paulo’s next dry-docking was originally scheduled for 2013; however, we combined the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking to 2016.

During the year ended December 31, 2010, we completed eight dry-dockings, which resulted in a total of 119 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Vancouver	Q1
CSAV Licanten (1)	Q2
CSCL Sydney	Q2
CSCL New York	Q2
CSCL Melbourne	Q3
New Delhi Express	Q3
CSCL Brisbane	Q3
Dubai Express	Q3

(1)	CSAV Licanten’s next dry-docking was originally scheduled for 2013; however, we combined the repairs of the vessel with an earlier dry-docking which defers the next scheduled dry-docking to 2015.

Our cumulative vessel utilization since our initial public offering in August 2005 is 99.2%.

Ship Operating Expenses

The increase in ship operating expenses was mainly due to the increase in ownership days, and the dollar impact thereof, for the year ended December 31, 2011 was due to the following:

	Ownership Days Impact	$ Impact (in millions)
2011 vessel deliveries	2,270	$16.2
Full year contribution for 2010 vessel deliveries	1,891	11.7
Changes due to bareboat charters	(239)	(1.8)
Other operating expenses	—	0.2
Changes in extraordinary costs and expenses not covered by the fixed fee (1)	—	1.3

Total	3,922	$27.6

(1)

Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards. The portions of extraordinary costs compared to the fixed technical management fee we paid our Manager were 4.6% of total expenses for the year ended December 31, 2011, as compared to 4.4% in the prior year. The increases were mainly attributable to the increasing size of the operating fleet.

Depreciation

The increase in depreciation expense for the year ended December 31, 2011 was due to the additional ownership days from the 10 deliveries in 2011 and a full period for the 13 deliveries in 2010.

General and Administrative Expenses

The increase in general and administrative expenses for the year ended December 31, 2011 was primarily due to the new employment agreement with our chief executive officer (which had an effective date of January 1, 2011), additional fees paid to the members of our conflicts committee and the other independent members of our board of directors for an increased number of meetings and increased legal costs and professional fees to support financing, growth transactions and the acquisition of our Manager.

Equity loss on investment

We have an 11.1% investment in the Vehicle, which will invest equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. We agreed to make a minority investment in the Vehicle of up to $100 million during the investment period, which is anticipated to be until March 2015. During 2011, we made a capital contribution of $2.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. We account for our 11.1% investment in the Vehicle on the equity method. The equity loss on investment of $1.2 million represents our 11.1% share of losses in the Vehicle.

Interest Expense

Interest expense was comprised of interest at the variable rate plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increase in interest expense for the year ended December 31, 2011, was primarily due to higher average operating debt balances compared to the comparable periods in the prior year. The average LIBOR for the years ended December 31, 2011 and 2010 was 0.4%,. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on long-term debt for our vessels under construction was capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2011, the decrease in undrawn credit facility fees was due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 1.0% on our credit facilities, which are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 61.9%, or $1.2 million, to $3.1 million for the year ended December 31, 2011, from $1.9 million for the year ended December 31, 2010. Financing fees on leases were deferred and amortized using the effective interest rate method over the term of the underlying obligation. Financing fees on credit facilities were deferred and amortized on a straight-line basis over the term of the facility based on amounts available under the facilities. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities are capitalized to the related vessels under construction.

Amortization relating to dry-dockings increased by 72.4%, or $1.0 million, to $2.4 million for the year ended December 31, 2011, from $1.4 million for the year ended December 31, 2010. We applied the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking activity.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $281.0 million for the year ended December 31, 2011, compared to a loss of $241.0 million for the prior year. The change in fair value for the year ended December 31, 2011 was primarily due to decreases in the forward LIBOR curve and overall market changes in credit risk since December 31, 2010. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on the current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $145 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $20 million.

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

The following table presents our operating results for the years ended December 31, 2010 and 2009.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Statement of operations data (in thousands of dollars):
Revenue	$407,211	$285,594
Operating expenses:
Ship operating	108,098	80,162
Depreciation	99,653	69,996
General and administrative	9,612	7,968

Operating earnings	189,848	127,468
Other expenses (income):
Interest expense	28,801	21,194
Interest income	(60)	(311)
Undrawn credit facility fee	4,515	4,641
Amortization of deferred charges	3,306	2,042
Change in fair value of financial instruments	241,033	(46,450)
Other expenses	—	1,100

Net earnings (loss)	$(87,747)	$145,252

Common shares outstanding at year end:	68,601,240	67,734,811
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share	$(1.70)	$1.94
Diluted earnings (loss) per Class A and B common share (1)	$(1.70)	$1.75
Dividends paid per class A and B common share (2)	$0.450	$0.775
Basic and diluted earnings (loss) per Class C common share	$—	$—
Dividends paid per Class C common share	$—	$—

Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$153,587	$94,576
Investing activities	(782,448)	(409,520)
Financing activities	529,680	312,059

Net (decrease) in cash and cash equivalents	$(99,181)	$(2,885)

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$34,219	$133,400
Vessels	4,210,872	3,485,350
Other assets	132,137	45,697

Total assets	$4,377,228	$3,664,447

Other liabilities	58,186	30,692
Fair value of financial instruments	407,819	280,445
Long-term debt (3)	2,396,771	1,883,146
Other long-term liabilities	524,716	410,598
Shareholders’ equity	989,736	1,059,566

Total liabilities and shareholders’ equity	$4,377,228	$3,664,447

	Year Ended December 31, 2010	Year Ended December 31, 2009

Other data:
Number of vessels in operation at period end	55	42
Average age of fleet in years at period end	4.7	4.9
TEU capacity at period end	265,300	187,456
Average remaining initial term on outstanding charters	6.9	7.1
Fleet utilization	98.7%	99.7%

(1)	Diluted earnings per share for the year ended December 31, 2009 has been revised primarily to correctly record the impact of the convertible Series A Preferred Shares on the denominator for only the period they were outstanding during the year. Diluted earnings per share for the year ended December 31, 2009 has been revised by an immaterial amount from $1.58 per share (as previously reported) to $1.75 per share.

(2)	Effective October 1, 2008, the subordination period for our 7,145,000 Class B common shares ended and our Class B common shares converted into Class A common shares on a one-for-one basis.

(3)	Long-term debt related to operating vessels was $1.8 billion as at December 31, 2010 ($0.9 billion at December 31, 2009).

We accepted delivery of seven vessels during the year ended December 31, 2009. We began 2010 with 42 vessels in operation and, during the year ended December 31, 2010, accepted delivery of 13 vessels, bringing our fleet to a total of 55 vessels in operation as at December 31, 2010. We accepted delivery of three additional vessels between December 31, 2010 and March 25, 2011. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Year Ended December 31,		Increase
	2010	2009	Days	%
Operating days	17,951	14,003	3,948	28.2%
Ownership days	18,184	14,041	4,143	29.5%

Financial Summary

	Year Ended December 31,		Change
	2010	2009	$	%
Revenue	$407,211	$285,594	$121,617	42.6%
Ship operating expenses	108,098	80,162	27,936	34.8%
Depreciation	99,653	69,996	29,657	42.4%
General and administrative expenses	9,612	7,968	1,644	20.6%
Interest expense	28,801	21,194	7,607	35.9%
Change in fair value of financial instruments	241,033	(46,450)	(287,483)	(618.9)%
Other expenses	—	1,100	(1,100)	(100.0)%

Revenue

The increase in revenue was due to an increase in operating days, and the dollar impact thereof, for the year ended December 31, 2010 was due to the following:

	Operating Days Impact	$ Impact (in millions)
2010 vessel deliveries	2,854	$92.5
Full year contribution for 2009 vessel deliveries	1,289	32.3
Scheduled off-hire	(94)	(1.3)
Unscheduled off-hire	(101)	(1.9)

Total	3,948	$121.6

Vessel utilization was 98.7% for the year ended December 31, 2010, compared to 99.7% for the prior year. This decrease in vessel utilization for the year ended December 31, 2010 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSAV Licanten (formerly the CSCL Hamburg) in the Gulf of Aqaba on December 31, 2009. CSCL Hamburg’s next dry-docking was originally scheduled for 2013; however we combined the repairs of the CSCL Hamburg with the scheduled dry-docking, which defers the vessel’s next scheduled dry-docking to 2015. This dry-docking resulted in 12 days of scheduled off-hire. The CSCL Hamburg returned to service in April 2010. During 2010, we also completed the dry-dockings for the CSCL Vancouver, CSCL Sydney, CSCL New York, CSCL Melbourne, New Delhi Express, CSCL Brisbane and Dubai Express. These dry-dockings resulted in a total of 119 days of scheduled off-hire. Our vessel utilization since our initial public offering August 2005 was 99.1%.

Ship Operating Expenses

The increase in ship operating expenses was mainly due to the increase in ownership days, and the dollar impact thereof, for the year ended December 31, 2010 was due to the following:

	Ownership Days Impact	$ Impact (in millions)
2010 vessel deliveries	2,854	$17.8
Full year contribution for 2009 vessel deliveries	1,289	7.3
Changes in extraordinary(1) costs and expenses not covered by the fixed fee	—	2.8

Total	4,143	$27.9

(1)	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards

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

C.    Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2011, our cash and cash equivalents totaled $481.1 million. Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreements, debt repayment, lease payments and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment and lease payments. Our long-term liquidity needs primarily relate to vessel acquisitions, debt repayment and lease payments, and the future potential redemption of our Series C Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations, debt or equity financings. As of March 15, 2012, the estimated remaining installments on the five vessels we had contracted to purchase was approximately $414.1 million, which we will fund primarily from our credit facilities, lease obligations, and cash from operations. We believe the availability under our credit and lease facilities and current and anticipated operating cash flows less dividends are sufficient to fund the remaining payments for our contracted newbuilding program and we do not believe we will need to issue any additional equity in order to fund this program. Future equity issuances may be considered for growth so long as our strict return requirements are met.

Our dividend policy heavily impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures, debt repayments and lease payments, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our credit facilities and lease obligations as of December 31, 2011. In addition, our credit facilities and lease obligations are described in Notes 9 and 10, respectively, to our consolidated financial statements included in this report.

Description	Amount Outstanding (millions)		Amount Committed (millions)	Amount Available (millions)
Credit Facilities
$1.3 billion credit facility (1)	$1,032.7		$1,300.0	$—
$920.0 million revolving credit facility	890.3		920.0	29.7
$365.0 million revolving credit facility – Tranche A	65.0		66.6	1.6
$365.0 million revolving credit facility – Tranche B	258.2		258.2	—
$291.2 million credit facility	202.0		280.6	78.6
$235.3 million credit facility	182.2		235.3	53.1
$218.4 million credit facility	217.7		217.7	—
$150.0 million credit facility (non-recourse to Seaspan Corporation)	79.7		150.0	70.3
$150.0 million revolving credit facility (2)	—		150.0	75.0
$53.0 million credit facility (non-recourse to Seaspan Corporation)	53.0		53.0	—
$15.0 million term loans	15.0		15.0	—

Total Credit Facilities	2,995.8	(3)	3,646.4	308.3

Lease Facilities
$400.0 million lease (limited recourse to Seaspan Corporation) (4)	400.0		400.0	—
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	40.5		150.0	109.5
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	141.5		141.5	—

Total Lease Facilities	582.0		691.5	109.5

Total Credit and Lease Facilities	$3,577.8		$4,337.9	$417.8

(1)

We are able to draw additional funds under this facility so long as the loan-to-market value ratio–being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility–does not exceed 70%. The vessels for which we entered into an agreement to bareboat charter to MSC, as described previously, will continue to remain as collateral under this facility. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in December 2011 (which was on a without-charter basis as required by our credit facility), we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts already borrowed. For more information, please read “—Our Credit Facilities.”

(2)	We have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs.

(3)	Long-term debt related to operating vessels was $2.7 billion as at December 31, 2011 and $1.8 billion as at December 31, 2010.

(4)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes.

(5)	Amounts outstanding are owed by a wholly owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 62 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2011, our revolving credit facilities and term loans provided for borrowings of up to approximately $3.6 billion, of which approximately $3.0 billion was outstanding and $308 million was available to be drawn by us. Approximately $267 million of such $3.6 billion was not available to us as of that date. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.85% as of December 31, 2011. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or where the ratio of the loan-to-market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions, including, in one credit facility, requirements for a loan-to-value ratio condition to advances. Our revolving credit facilities also require a commitment fee per annum calculated on the undrawn, uncancelled portion of the facility, where such fee currently ranges from 0.2% to 0.3%.

Interest payments on our term loans, excluding the three term loans totaling $15.0 million, are based on either LIBOR plus margins, which ranged between 0.35% and 4.75% as of December 31, 2011 or, for a portion of one of our term loans, KEXIM plus margins, which was 0.65% as of December 31, 2011. We may prepay all term loans without penalty, other than breakage costs in certain circumstances (and in one case, under certain circumstances, a prepayment fee). We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Our term loans also require a commitment fee per annum calculated on the undrawn, uncancelled portion of the facility, where such fee ranges from 0.2% to 1.0%

In September 2011, one of our subsidiaries entered into a transaction with affiliates of a leading Chinese and a leading Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HSHI and was previously financed with up to $75 million under one of our revolving credit facilities. The vessel has been removed as security from that revolving credit facility. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will continue to time charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility is non-recourse to Seaspan Corporation.

Our Lease Facilities

As at December 31, 2011, we had lease obligations of approximately $620.5 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, the lessee may voluntarily terminate a lease agreement during or after the construction period if the lease transactions are determined to be economically or commercially burdensome. The lessee will also be required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, including, among others, a change in law which will result in the lessor incurring a material liability or increased liability arising out of its ownership of the vessel beyond its day-one liabilities that does not entitle the lessor to increase the rental payment.

Our wholly owned subsidiary Seaspan Finance I Co. Ltd. is a party, as lessee, to lease agreements with Peony Western Leasing Limited (as novatee of Peony Leasing Limited), as lessor, for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company, Lloyds TSB Bank plc (acting through its New York branch). All of those vessels have been delivered and have commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line, and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor, Peony Western Leasing Limited, has a first priority interest, and we have assigned to the lessor the earnings (including under the time charters for the vessels) and requisition hire for each vessel.

In February 2010, we entered into a sale-leaseback transaction with an affiliate of a leading Chinese bank for a 12-year sale-leaseback of one of our 13100 TEU new building vessels in an amount equal to the lower of $150.0 million or 80% of the delivery valuation amount. This transaction involves a vessel that we had previously contracted to purchase from HHI and is now under a time charter with COSCON. Following the sale, the purchaser chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered to us through an inter-company operating charter. We continue to time charter the vessel to COSCON in accordance with the terms of our original time charter. The subsidiary’s financial indebtedness under the transaction is non-recourse to Seaspan Corporation.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Credit Agricole CIB. This transaction involves a vessel that we had previously contracted to purchase from HHI and is now under a time charter with COSCON. Following the sale, the affiliate of Credit Agricole CIB chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered to us through an inter-company operating charter. We continue to time charter the vessel to COSCON in accordance with the terms of our original time charter.

In October 2011, one of our subsidiaries entered into a financing transaction with a leading U.S. bank for the UASC Madinah, one of our 4250 TEU vessels. The vessel has been sold to one of our indirect subsidiaries, funded by a $53 million mortgage-secured term loan from an affiliate of the U.S. bank, leased by our subsidiary to us, and we continue to time charter the vessel to UASC in accordance with the terms of our original time charter. The term loan agreement is intended to last for the duration of the UASC time charter.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year ended December 31, 2011 (in thousands)	Year ended December 31, 2010 (in thousands)	Year ended December 31, 2009 (in thousands)
Net cash flow from operating activities	$239,864	$153,587	$94,576
Net cash flow used in investing activities	(625,253)	(782,448)	(409,520)
Net cash flow from in financing activities	832,293	529,680	312,059

Operating Cash Flows

Net cash flows from operating activities increased to $239.9 million for the year ended December 31, 2011, from $153.6 million for the year ended December 31, 2010. The increase of $86.3 million was primarily due to higher operating earnings before depreciation, which were partially offset by (1) increased swap settlement payments, (2) increased interest expense, net of amounts capitalized and (3) working capital changes, as shown below:

Year ended December 31, 2011 (in thousands)
Higher operating earnings before depreciation	$122.7
Higher swap settlements	(10.7)
Higher cash interest expense, net of amounts capitalized	(23.2)
Working capital changes	(5.1)
Other	2.6

Increase in net cash from operating activities over the same period in the prior year	$86.3

The higher operating earnings before depreciation resulted from the delivery of 10 additional vessels in 2011. The increase in swap settlement payments were primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Net cash flow from operating activities increased to $153.6 million for the year ended December 31, 2010, from $94.6 million for the year ended December 31, 2009. The increase of $59.0 million was primarily due to higher operating earnings before depreciation, which were partially offset by (1) increased swap settlement payments, (2) increased interest expense, net of amounts capitalized and (3) working capital changes, as shown below:

Year ended December 31, 2010 (in thousands)
Higher operating earnings before depreciation	$92.0
Higher swap settlements	(25.8)
Higher cash interest expense, net of amounts capitalized	(6.9)
Working capital changes	(0.7)
Other	0.4

Increase in net cash from operating activities over the same period in the prior year	$59.0

The higher operating earnings before depreciation resulted from the delivery of 13 additional vessels in 2010. The increase in swap settlement payments was primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Investing Cash Flows

Cash used in investing activities decreased to $625.3 million for the year ended December 31, 2011, from $782.4 million for the year ended December 31, 2010. The decrease of $157.2 million was primarily due to the release of $65.0 million in restricted cash which was placed in a deposit account in the prior year and a reduction in expenditures paid on vessels.

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

Financing Cash Flows

Net cash flow from financing activities increased to $832.3 million for the year ended December 31, 2011, from $529.7 million for the year ended December 31, 2010. The increase of $302.6 million was primarily due to net draws on our credit facilities and the issuance of our Series C Preferred Shares. Net draws on our credit facilities were $88.0 million more than in 2010 due to more installments under our shipbuilding contracts being due in 2011. In 2011 we raised combined net proceeds of $344.5 million from the first and second issuances of our Series C Preferred Shares, which was $318.6 million more than net proceeds of $25.9 million we raised from the issuance of Series B Preferred Shares in 2010. The increased cash flow from these financing activities was partially offset by the redemption of the Series B Preferred Shares and an increase in the amount of dividends paid. In 2011 we redeemed the Series B Preferred Shares for $24.6 million. We also increased the amount of dividends we paid in 2011 by $11.4 million over the prior year on our Class A common shares and paid out dividends of $22.2 million on our Series C Preferred Shares.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately five years; as such, no significant capital expenditures for dry-docking and maintenance have occurred in the past. On December 31, 2009, the CSAV Licanten (formerly the CSCL Hamburg) went aground in the Gulf of Aqaba en route to Singapore. No personal injuries or pollution resulted from the incident. All repair costs are expected to be covered by insurance, net of the insurance deductible. The vessel was off-hire for approximately 100 days and returned to service on April 12, 2010. Although the vessel was not expected to undergo its next scheduled 5-year survey until 2013, we chose to combine the repairs with the scheduled dry-docking to achieve savings and defer the next scheduled dry-docking to 2015.

In 2011, the CSCL Sao Paulo, Jakarta Express, Saigon Express, Rio Grande Express, Lahore Express, Santos Express, Victor, CSCL Chiwan and Manila Express each underwent their 5-year survey for a total of nine dry-dockings. In 2010, the CSCL Vancouver, CSCL Sydney, CSCL New York, CSCL Melbourne, New Delhi Express, CSCL Brisbane and Dubai Express each underwent their 5-year survey for a total of eight dry-dockings, including the CSCL Hamburg. In 2009, the CSCL Oceania and the CSCL Africa each underwent their 5-year survey for a total of two dry-dockings. There are scheduled 5-year surveys in 2012 for two of our 3500 TEU vessels, one of our 4250 TEU vessels and two of our 9600 TEU vessels.

During 2011, we incurred approximately $6.2 million of additional costs and expenses, which were not covered by the technical services fee under our management agreements. These costs include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

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

•

Our future operating and interest costs, particularly after the acquisition of our Manager (our initial financing costs are effectively hedged until at least February 2014; however, future operating and financing costs are currently unknown);

•	Our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	Unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued:

	Year Ended December 31,
	2011	2010
	(dollars in thousands, except per share amounts)
Dividends on class A common shares
Declared, per share	$0.688	$0.450
Paid in cash	34,375	22,958
Reinvested in common shares through DRIP	13,039	7,700

	$47,414	$30,658

Dividends on preferred shares
Series A, accrued	$30,295	$26,918

Series B, paid in cash	$972	$777

Series C, paid in cash	$22,206	$—

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

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

We currently defer dry-docking amounts based on the costs incurred under the management agreements. At the date of our initial public offering, certain amounts were paid by our predecessor to our Manager for expected dry-docking liabilities relating to certain vessels currently in operation. These amounts are not included in our consolidated financial statements as they are recorded by our Manager. As of December 31, 2011, we estimate that the five-year China based dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.8 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-docking costs were deferred, the expected annual amortization of dry-docking costs would be approximately $5.9 million for our 61 time-charter vessels in our fleet as of December 31, 2011. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability and changes in trade routes made by the charterer, which may cause actual costs to be materially different than current estimates. We have reimbursed our Manager for the amount of dry-docking costs that were considered to be “extraordinary costs and expenses” as defined in the management agreements.

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

Impairment of Long-lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in vessels. At December 31, 2011, the net book value of our vessels was $4.7 billion. We estimate the useful lives of vessels and this is used as the basis for recording depreciation and amortization. Recoverability of vessels is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value.

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

There are two key variables that impact our estimate of future cash flows: (1) the length and rates of any current time charter and management arrangements; and (2) the terms of any arrangements entered into beyond the current time charter. Cash flow estimates are based on current contractual rates, to the extent such information is available. Longer term rate estimates are based on our view of long-term supply and demand and consideration is given to many factors including but not limited to estimates of changes in general economic conditions, future shipping capacity, and the global industry cost structure. Changes in these assumptions will impact our estimates of future cash flows. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to our vessels.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap and swaption agreements within Level 2 of the fair value hierarchy as defined by GAAP.

We previously designated certain of our interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive income.

By September 30, 2008, we had de-designated all of its interest rate swaps as accounting hedges. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

We evaluate whether any of the previously hedged interest payments are remote of occurring. We have concluded that the previously hedged interest payments are not remote of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments were to be identified as being remote of occurring, the accumulated other comprehensive income balance pertaining to these amounts would be reversed through earnings immediately.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update aimed at increasing the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. In October 2011, the FASB deferred the requirement for separate presentation on the face of the financial statements for items reclassified from other comprehensive income (“OCI”) into net income within both the net income and OCI sections of the financial statements. The guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is in compliance with this guidance, therefore there is no further impact on the Company’s financial statement disclosure.

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

E.    Research and Development

Not applicable.

F.    Off-Balance Sheet Arrangements

As at December 31, 2011, we do not have any off-balance sheet arrangements.

G.    Contractual Obligations

Our long-term undiscounted contractual obligations as of December 31, 2011, including amounts payable under our credit facilities, consists of the following:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations (1)	$2,995,729	$138,888	$439,627	$908,618	$1,508,596
Purchase obligations for additional vessels (2)	583,155	313,275	60,440	209,440	—
Fixed payments to the Manager for technical, construction supervision and administrative services under our management agreements (3)	—	—	—	—	—
Lease obligations (4)	893,110	65,179	143,228	435,495	249,208

Total	$4,471,994	$517,342	$643,295	$1,553,553	$1,757,804

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.35% to 4.75% per annum, for which we have entered into interest rate swap agreements to fix the LIBOR at rates ranging from 4.6325% to 5.87% per annum. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

(2)	These obligations are expenditures for remaining vessels yet to be delivered under our contracted newbuilding program and exclude amounts that will be funded by our sale-leaseback transactions. Amounts due under our sale-leaseback transactions are included in this table in the lease obligations row.

(3)

Under the management agreements, the Manager provides services to us for fixed fees. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates. Our Manager provides construction supervision services under fixed fee arrangements of $250,000 to $350,000 per vessel. For purposes of this table only, we have only included fixed payments based on the adjusted technical services fee and the initial technical service fee until December 31, 2011. The amounts presented above are based on the adjusted technical services fees for the vessels operating in our fleet at December 31, 2011 and for the vessels that we had contracted to purchase based on each of their contractual delivery dates in addition to the remaining fees for construction supervision services for the vessels under construction. The amounts do not include reimbursements that may become payable to our Manager for administrative or strategic services provided. In January 2012, we acquired our Manager.

(4)	We, through wholly owned subsidiaries, have agreed to enter into leaseback transactions for certain of our vessels where the lease term commences upon the delivery dates of the vessels. The amounts in this row represent payments due to the lessors assuming the maximum amounts committed are funded and, therefore, include payments for amounts not yet funded as of December 31, 2011.

Item 6.	Directors, Senior Management and Employees

A.    Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of March 15, 2012, and their ages as of December 31, 2011 are listed below:

Name	Age	Position
Kyle R. Washington	41	Co-Chairman of the Board of Directors
Gerry Wang	49	Chief Executive Officer and Co-Chairman of the Board of Directors
Mark Chu	44	General Counsel and Director, Corporate Finance
Sai W. Chu	45	Chief Financial Officer
Peter Curtis	53	Chief Operating Officer
Rob Grool	54	President, Fleet Management of Seaspan Ship Management Ltd., or SSML
John C. Hsu	48	Director
George H. Juetten	64	Director
Peter Lorange	68	Director
Nicholas Pitts-Tucker	60	Director
Graham Porter	41	Director
Peter S. Shaerf	57	Deputy Chair of the Board of Directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. Mr. Washington serves as a director of our Manager and certain of its operating subsidiaries, and served as chairman of such entities prior to the acquisition of our Manager in January 2012. From 1998 to 2006, Mr. Washington was was a director and the executive chairman of Seaspan Marine Corporation, a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner of CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan Marine Corporation and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Group of Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as a director of MagIndustries Corp. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in

Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Mark Chu. Mark Chu was appointed as our general counsel and director, corporate finance in March 2012. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. He obtained his business degree in 1990 from the Sauder School of Business at the University of British Columbia, and his law degree in 1996 from University of British Columbia Law School at Allard Hall.

Sai W. Chu. Sai W. Chu was appointed as our chief financial officer in June 2007 and as our secretary in January 2011. Mr. Chu was appointed chief financial officer of Seaspan Container Lines Limited in May 2005 and has served as a director and/or executive officer of certain of our Manager’s operating subsidiaries since May 2005, after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange.

Peter Curtis. Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by our Manager, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

Rob Grool. Rob Grool was appointed president, fleet management of SSML in February 2012. Mr. Grool obtained a Master’s degree in marine engineering and maritime economy from Delft University of Technology in Holland. He started his career with shipowners Vroon in Breskens, Holland, and built, operated and chartered livestock carriers in Saudia Arabia between 1982 and 1987. He was subsequently appointed a fleet director at Van Nievelt Goudriaan & Co in Rotterdam. In 1991, Mr. Grool joined third-party ship manager and managing owners Hanseatic Shipping Co. (part of the Schulte Group) in Cyprus as the technical director, and subsequently became joint managing director. In 2002, he joined the Wallem Group Ltd. in Hong Kong, where he was group managing director until December 2011, overseeing a fleet of approximately 400 ships, including tankers, bulkers, containerships, car carriers and reefer ships.

John Hsu. John Hsu was appointed as a director in April 2008 and as chair of our compensation committee in February 2011. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan listed) and Oak Maritime, Inc., of which he is currently a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly listed securities, hedge funds, and private equity investments. He is chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC Solutions provider). From 2003 to 2010, he was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his B.A. from Colgate University in 1986 and his MBA from Columbia University in 1992, and is fluent in Japanese and Mandarin.

George H. Juetten. George H. Juetten was elected by the holders of our Series A Preferred Shares as a director in July 2009 and has served as chair of the audit committee since September 2009. Prior to his election, Mr. Juetten was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2008. Washington Group International was an integrated engineering, construction and management services company that was listed on the New York Stock Exchange. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE-listed company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was an audit partner for Price Waterhouse from 1969 to 1993, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and the College of Idaho. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. As a director elected by the holders of our Series A Preferred Shares, Mr. Juetten is not a member of any of our board’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

Peter Lorange. Peter Lorange was appointed as a director in August 2005. Mr. Lorange is chairman, president and chief executive officer of Lorange Institute of Business Zurich. Mr. Lorange was president of International Institute for Management Development, or IMD, from July 1, 1993 to April 1, 2008, and until July 1, 2009, he was Professor of Strategy at IMD and held the Kristian Gerhard Jebsen Chair of International Shipping. He was formerly president of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including Marsoft International A/S, Preferred Global Health and Global Praxis. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University and his Doctor of Business Administration degree from Harvard University.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the nominating and corporate governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served as the head of project finance, co-head of the structured finance division of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and co-head of the international finance department of SMBC Europe, with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan until April 2010, and as a non-executive director and as a member of the audit committee of SMBC Europe until April 2011. Mr. Pitts-Tucker also served as a director of Investors in the Community GP until April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a founder, director and current Head of the Finance Subcommittee of Riders for Health, an organization dedicated to providing reliable transport to remote rural African health networks. He was recently appointed to the Executive Council of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was appointed as a director in April 2010. Mr. Porter serves as a director of our Manager and certain of its operating subsidiaries, and served as an executive officer of such entities prior to our acquisition of our Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. Mr. Porter is also a director of Jaccar Holdings. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, B.C. Canada. Mr. Porter currently resides in Hong Kong.

Peter S. Shaerf. Peter S. Shaerf was appointed as a director in August 2005 and was appointed as Deputy Chairman in February 2011, and is chair of the conflicts committee. Since 2002, Mr. Shaerf has been a managing director of AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specializes in the dry cargo and liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He is a director of General Maritime Corporation, and has served as director of several publicly listed maritime companies. Mr. Shaerf is chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

B.    Compensation

Our non-employee directors receive cash, and as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2011, each non-employee member of our board of directors, other than Kyle R. Washington, received an annual cash retainer of $60,000. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the nominating and corporate governance committee received an annual payment of $10,000 and each member of the nominating and corporate governance committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee received a payment of $1,500 per meeting. During 2011, non-employee director Kyle Washington declined any compensation for board service.

For 2012, cash retainers and payments for board and committee service are the same as for 2011. During 2012, non-employee director Kyle R. Washington has elected to receive compensation similar to that of other non-employee directors. Mr. Washington will receive $40,000 for his service during 2012 as co-chairman of our board of directors, in addition to the annual cash retainer of $60,000. Peter Shaerf will receive an additional $30,000 for his service during 2012 as deputy chairman of our board of directors.

For 2011, our non-employee directors also received an annual retainer of $90,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plans.” Based on significant efforts expended by non-employee directors during 2011 and anticipated upcoming efforts relating to, among other things, the integration of our Manager with us and interaction with the Vehicle, the board of directors approved an increase from $90,000 to $100,000 in the equity-based annual retainer for non-employee directors for 2012.

Officers who also serve as directors do not receive compensation for their services as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any committee.

Prior to March 2011, Mr. Wang served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” for more information.

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire in December 2015. The following directors were awarded the following equity incentive awards under the Plan on or subsequent to January 1, 2011:

•	On January 1, 2011, each of our non-employee directors, except for Kyle Washington, was awarded 7,200 restricted shares, which vested on January 1, 2012.

•	On January 1, 2012, each of our non-employee directors was awarded 7,900 restricted shares, which will vest on January 1, 2013.

In March 2012, we granted 20,000 phantom share units to Sai Chu, our chief financial officer. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which will begin on January 1, 2013. In May 2011, we granted 20,000 phantom share units to Mr. Chu. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which began on January 1, 2012. In April 2010, we granted to Mr. Chu 15,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2011 and January 1, 2012, and the remaining one-third will vest on January 1, 2013. In March 2009, we granted to Mr. Chu 15,000 phantom share units under the Plan. One-third of these vested on each of January 1, 2010, January 1, 2011 and January 1, 2012. In June 2007, we granted 15,000 phantom share units to Mr. Chu under the Plan. One-third of the phantom share units vested on each of January 1, 2008, January 1, 2009 and January 1, 2010.

In June 2011, we granted 150,000 phantom share units to Gerry Wang, our co-chairman and chief executive officer and co-chairman of our board of directors. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period beginning on January 1, 2012. In April 2010, we granted Mr. Wang 150,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2011 and

January 1, 2012 and the remaining one-third will vest on January 1, 2013. In March 2009, we granted to Mr. Wang 150,000 phantom share units under the Plan. One-third of these vested on each of January 1, 2010, January 1, 2011 and January 1, 2012.

In March 2012, we granted 20,000 phantom share units to Peter Curtis, who has served as vice president of our Manager and was appointed in February 2012 as our chief operating officer. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which will begin on January 1, 2013. In May 2011, we granted 20,000 phantom share units to Mr. Curtis. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period beginning on January 1, 2012.

During the years ended December 31, 2011 and 2010, we paid to our directors and management (11 persons in 2011 and 13 persons in 2010) aggregate cash compensation of approximately $3.3 million1 and $1.2 million, respectively. We do not have a retirement plan for members of our management team or our directors.

Mr. Wang’s employment agreement with us provides that he will receive an annual target performance bonus. For the year ended December 31, 2011, Mr. Wang was awarded a $1.5 million performance bonus, of which 50% was awarded in cash and 50% in our Class A common shares. Included in the $3.3 million above is $0.8 million for the cash component of Mr. Wang’s 2011 performance bonus. For more information about the employment agreement between us and Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang”.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2011 will be included as part of our Proxy Statement, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.    Board Practices

General

As of December 31, 2011, our board of directors consisted of eight members. Except for George H. Juetten, who was appointed by the holders of our Series A Preferred Shares on July 25, 2009 and who does not belong to a class of directors, the board of directors is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•

Our Class I directors are Kyle R. Washington and Nicholas Pitts-Tucker and their term expires in 2012. Mr. Washington and Mr. Pitts-Tucker have each been nominated by our board of directors for re-election at the 2012 annual meeting of shareholders. In addition, in February 2012 our board of directors expanded the size of the board by one director position and nominated David Lyall for election as a Class I director at the 2012 annual meeting of shareholders;

•	Our Class II directors are Gerry Wang, Peter Lorange and Graham Porter and their term expires in 2013; and

•	Our Class III directors are Peter S. Shaerf and John C. Hsu and their term expires in 2014.

Gerry Wang, our co-chairman and chief executive officer, has entered into an employment agreement with us and an employment agreement with SSML, our indirect subsidiary, each of which provide for certain severance benefits. For additional information regarding these arrangements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.” In January 2012, we acquired our Manager. For additional

[1]	Includes a cash bonus paid to Peter Curtis, our chief operating officer, for 2011, for services provided to our Manager prior to our acquisition of our Manager.

information regarding this acquisition, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Recent Developments—Acquisition of Seaspan Management Services Limited.”

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management. Peter Lorange, who was previously an officer of certain of our subsidiary companies on an interim basis, resigned from that appointment on April 25, 2010 and was replaced with Mr. Porter. The board of directors has determined that Mr. Lorange has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. The Board has also determined that, in spite of his prior interim service as an officer of certain of our subsidiary companies, Mr. Lorange is independent from us, a standard that differs from the NYSE independence standard for U.S. domestic companies. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by U.S. domestic companies.

Committees

The board of directors has the following four committees: audit committee, compensation committee, conflicts committee and nominating and corporate governance committee. The membership of these committees during 2011 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2011, the board of directors held ten meetings, the audit committee held six meetings, the compensation committee held eight meetings, the conflicts committee held 40 meetings, and the nominating and corporate governance committee held six meetings. The conflicts committee was actively involved with our transaction with Carlyle in early 2011, and the recent acquisition of our Manager. Each director attended at least 75% of the board meetings (held during the period for which such person was a director) during the last fiscal year. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year with the exception of Peter Lorange, who attended 20 of 40 conflicts committee meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2011, our audit committee members were George H. Juetten, John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the board of directors has determined that all members qualify as financial experts. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. Our compensation committee consists of John C. Hsu, George H. Juetten and Peter S. Shaerf. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year the committee produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the board’s responsibilities relating to the compensation of our officers and directors, and performs such other functions as the Board may assign to the committee from time to time.

Our conflicts committee consists of Peter S. Shaerf, Peter Lorange and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee currently satisfies applicable NYSE independence standards, other than Mr. Lorange, whom the board of directors has determined has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us and has been deemed by the board of directors to be independent from us. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

Our nominating and corporate governance committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. Our nominating and corporate governance committee consists of Nicholas Pitts-Tucker, John C. Hsu and George H. Juetten. The nominating and corporate governance committee assists the board of directors with: corporate governance practices; identifying qualified individuals to become members of the board of directors; the process of recommending director nominees to the board of directors for election at annual meetings of the shareholders or to fill vacancies on the board of directors; and the results of periodic performance evaluations of the members of the board of directors and making any recommendations on consequent improvements that have been identified during such evaluations.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies:

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

D.    Employees

During the year ended December 31, 2011, pursuant to our management agreements, our Manager and certain of its subsidiaries provided us with all of our employees (other than our chief executive officer). As of December 31, 2011, our Manager and its subsidiaries employed approximately 2,400 seagoing staff and approximately 200 shore staff.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by:

•	each of our current directors;

•	each of our current named executive officers; and

•	all our current directors and all current named executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to March 15, 2012.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter (3)	5,621,662	8.9%	20,000	10.0%	9.2%
Kyle R. Washington (4)	3,867,355	6.1%	12,000	6.0%	6.1%
Gerry Wang (5)	1,704,961	2.7%	—	—	2.1%
Peter Lorange (6)	114,324	*	—	—	*
Peter S. Shaerf	69,507	*	—	—	*
Sai W. Chu	77,243	*	—	—	*
George H. Juetten	50,193	*	—	—	*
John C. Hsu	31,500	*	—	—	*
Nicholas Pitts-Tucker	20,738	*	—	—	*
Peter Curtis (7)	16,970	*	—	—	*
Mark Chu (8)	1,000	*	—	—	*
All executive officers and directors as a group (11 persons)	11,575,453	18.4%	32,000	16.0%	17.9%

(1)	Percentages are based on the 62,894,795 common shares that were issued and outstanding on March 15, 2012.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 18,558,395 votes that the Series A Preferred Shares were entitled to in the aggregate as of March 15, 2012.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Thetis Holdings Ltd., or Thetis. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about March 12, 2012.

(4)	The number of common and preferred shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle R. Washington 1999 Trust II and Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about March 13, 2012.

(5)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to us by Mr. Wang on or about March 15, 2012.

(6)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to us by Mr. Lorange on or about January 21, 2012.

(7)	Mr. Curtis was appointed as our chief operating officer on February 8, 2012. This information is based on information provided to us by Mr. Curtis on or about March 2, 2012.

(8)	Mr. Chu was appointed as our general counsel and director, corporate finance on March 1, 2012. This information is based on information provided to us by Mr. Chu on or about March 15, 2012.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and Series A Preferred Shares by each person known by us to be a beneficial owner of more than 5% of the common shares or Series A Preferred Shares. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about March 15, 2012.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares (1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Dennis R. Washington (3)	13,458,641	21.4%	160,000	80.0%	34.8%
Graham Porter (4)	5,621,662	8.9%	20,000	10.0%	9.2%
Copper Lion, Inc. (5)	7,917,895	12.6%	—	—	9.7%

(1)	Percentages are based on the 62,894,795 common shares that were issued and outstanding on March 15, 2012.

(2)	Percentages are based on the 18,558,395 votes that the Series A Preferred Shares were entitled to in the aggregate as of March 15, 2012.

(3)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about March 13, 2012.

(4)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Thetis Holdings Ltd., or Thetis. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about March 12, 2012.

(5)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 1999 Trust II. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about March 13, 2012.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

In January 2012, in connection with the acquisition of our Manager, we issued 1,055,182 common shares to The Kevin Lee Washington 1999 Trust II, 1,055,182 common shares to the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and 2,110,364 to Thetis. Upon closing of the acquisition and pursuant to a letter agreement between Thetis and Deep Water, Thetis sold to Deep Water 1,055,182 of such common shares.

In 2009, we sold an aggregate of $200 million of our Series A Preferred Shares to entities owned by Dennis R. Washington, Kyle R. Washington, Kevin L. Washington and Graham Porter.

As of December 31, 2011, 16,255,402 of our Class A common shares were held by 57 holders of record in the United States. As of December 31, 2011, 100% of our Class C common shares were held by our Manager. In January 2012, we acquired our Manager and cancelled all of our outstanding Class C common shares. For additional information regarding this acquisition, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Recent Developments—Acquisition of Seaspan Management Services Limited.” We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet (prior to the acquisition of our Manager in January 2012), the provision of services by our executive officers, the sale and purchase of our common and preferred equity securities, our investment in the Vehicle and the acquisition of our Manager. We may enter into related party transactions from time to time in the future. In January 2009, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer and co-chairman of our board of directors is also an executive officer and director of our Manager, which we acquired in January 2012, and certain of its subsidiaries, and provides services to the Vehicle, GC Industrial and the Tiger Member. Mr. Wang was a co-owner of our Manager, until our acquisition of our Manager in January 2012, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington. Please read “—Our Management Agreements” and “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Services Agreements.” In addition, Mr. Wang serves as chairman of the board of managers of the Vehicle and is a voting member of the Transaction Committee of the Vehicle.

Kyle R. Washington, co-chairman of our board of directors, is also a director of our Manager and certain of its subsidiaries. Mr. Washington is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. An affiliated entity of Kyle R. Washington was also a co-owner of our Manager, until our acquisition of our Manager in January 2012, together with affiliated entities of his brother Kevin L. Washington, Graham Porter and Gerry Wang. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Distributions.” In addition, the Vehicle has granted the Washington Member a right of first refusal on containership investment opportunities, which applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements—Washington Member Right of First Refusal.” Mr. Washington serves on the board of the Vehicle as the representative of the Washington Member and is a non-voting member of the Transaction Committee of the Vehicle.

Graham Porter, one of our directors, is also a director of our Manager and certain of its subsidiaries. In March 2011, we entered into an agreement with Mr. Porter, Seaspan Advisory Services Limited and SSML that terminated a restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction. An affiliated entity of Mr. Porter was also a co-owner of our Manager until our acquisition of our Manager in January 2012, and an affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by the Vehicle. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle —Greater China Intermodal Investments LLC Agreement—Services Agreements.” Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial and the Vehicle. Accordingly, he has an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Greater China Intermodal Investments LLC Agreement—Distributions.” Mr. Porter also serves on the board of managers of the Vehicle and is a voting member of the Transaction Committee of the Vehicle. In addition, Mr. Porter and his affiliates own Tiger Ventures Limited, which provides certain financial services to us pursuant to a services agreement. Please read “—Financial Services Agreement with Tiger Ventures Limited.”

Prior to March 2011, Mr. Wang was an employee of SSML, our indirect subsidiary, and his compensation (other than any awards under our long-term incentive plan) was set and paid by such subsidiary. In March 2011, Mr. Wang entered into an amended and restated employment agreement with SSML and a new employment agreement with us, which became effective January 1, 2011. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang.” Mr. Chu is also an employee of certain subsidiaries of our Manager, and his compensation (other than any awards under our long-term incentive plan) is also set and paid by such subsidiaries.

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by Thetis.

The purchase price for the acquisition included a base purchase price of $54 million, plus additional payments, each a Fleet Growth Payment, as described below, for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) after December 12, 2011 and prior to August 15, 2014 by us, the Vehicle or Blue Water Commerce, LLC, or by affiliates of any such parties, and which containerships are to be managed by our Manager or one of our controlled affiliates after the acquisition.

The base purchase price was paid and any Fleet Growth Payments will be paid in shares of our Class A common stock, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition, or the Per Share Value. For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment will include the issuance of 39,081 shares (equal to the quotient of $0.5 million divided by the Per Share Value). Fleet Growth Payments will be paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter.

Shares of Class A common stock issued to the owners of our Manager in payment for the base purchase price for the acquisition are subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments will not be subject to lock–up agreements. Under the lock–up agreements, the owners and certain of their affiliates will be restricted from transferring 100% of these shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years. We will register for resale under the U.S. Securities Act of 1933, as amended, all shares of our Class A common stock issued to the owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments. The portion of such registered shares issued as part of the base purchase price will, however, remain subject to the lock-up agreements to the extent described above.

The owners of our Manager are permitted to transfer all shares from the acquisition among themselves and to Deep Water Holdings, LLC, or Deep Water, which is our largest shareholder and is controlled by Dennis R. Washington. Prior to the closing of the acquisition, we entered into an amendment to our Amended and Restated Shareholders Rights Agreement, which provides that all such shares are exempt from the shareholding thresholds otherwise applicable to Deep Water and other parties as “Excluded Persons” under such agreement. Thetis has entered into an agreement with Deep Water to transfer 50% of the shares it receives in connection with the acquisition to Deep Water.

The conflicts committee of our board of directors, which committee is composed of independent directors, with the assistance of financial and legal advisors, reviewed and approved the acquisition of our Manager on the terms described above. The conflicts committee also received an opinion from an internationally-recognized investment banking firm that the purchase price we paid for our Manager and our outstanding shares of Class C common stock is fair to us from a financial point of view.

Our Management Agreements

Substantially all of the management services for our vessels are provided by our Manager, the provision of which is currently governed by the amended and restated management agreement that we entered into in 2007, as amended, or the Amended and Restated Management Agreement, and 14 additional management agreements relating to specific vessels. In January 2012, we acquired our Manager. For more information about this acquisition, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Recent Developments—Acquisition of Seaspan Management Services Limited.” Prior to the acquisition of our Manager, we incurred the following aggregate costs under these various management agreements:

	Year ended December 31,
	2011	2010	2009
Technical services	$135,381,000	$108,046,000	$81,844,000
Dry-dock activities included in technical services	5,855,000	4,637,000	3,575,000
Administrative and strategic services	72,000	72,000	72,000
Reimbursed expenses	4,074,000	3,087,000	2,458,000
Construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	2,056,000	1,864,000	3,106,000
Consulting services incurred with the Manager and parties related thereto	84,000	192,000	240,000
Arrangement fee	1,832,000	1,500,000	nil
Technical service fee advance	2,947,000	nil	nil
Transaction fee	369,000	nil	nil

Omnibus Agreement

In connection with our initial public offering, we entered into an omnibus agreement with our Manager, certain of our Manager’s subsidiaries, Norsk Pacific Steamship Company Limited, a company within the Washington Marine Group, or Norsk, and Seaspan Marine Corporation, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The omnibus agreement included non-competition provisions that applied to our Manager and its subsidiaries, Norsk and Seaspan Marine Corporation, and certain rights of first offer on containerships for us and the other contracting parties. We amended this agreement in March 2011 in connection with our investment in the Vehicle. In January 2012, in connection with the acquisition of our Manager, we amended and restated the omnibus agreement to provide that the non-competition and other provisions of the original omnibus agreement, as amended, do not apply to our Manager or any of its controlled affiliates. Under the amended and restated omnibus agreement, the non-competition and other provisions apply only to Seaspan Marine Corporation, Norsk and their controlled affiliates.

Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle

Greater China Intermodal Investments LLC Agreement

Purpose, Members and Exclusivity

Formed in March 2011, Greater China Intermodal Investments, LLC, an investment vehicle established by an affiliate of The Carlyle Group, or the Vehicle, invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. It is anticipated that the investments will be made over a five-year period.

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

Until the earliest of (i) March 14, 2016, (ii) dissolution of the Vehicle and (iii) consummation of a sale of the Vehicle, GC Industrial and its subsidiaries shall only invest in containerships through the Vehicle.

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

Distributions

The Vehicle’s available cash is distributed as and when determined by the Vehicle’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial. Accordingly, he has an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle.

Governance

The Vehicle is governed by a board of managers initially consisting of up to nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who are Gerry Wang and Graham Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman of our board of directors, Mr. Wang, and our director, Mr. Porter, each provide services to the Vehicle and GC Industrial and pursue investment opportunities for the Vehicle and GC Industrial.

The Vehicle has a Transaction Committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The voting members of the Transaction Committee are Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on the Vehicle’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member does not have a designee on the Transaction Committee, although Mr. Washington provides to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

Our Manager, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of the Vehicle. Pursuant to a management agreement, our Manager will provide technical and commercial management services with respect to the vessel investments made by the Vehicle for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides the Vehicle with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally is entitled to (1) charter fees equal to 1.0% of the monthly gross charter revenue from the Vehicle vessels, (2) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (3) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. A portion of these fees will be reinvested in the Vehicle and the equity issued in connection with such re-investment will be held by the Tiger Member. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle as described above in “Greater China Intermodal Investments LLC Agreement—Distributions.” Carlyle is also be entitled to transaction, financing and management fees pursuant to a consulting agreement.

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

•

GC Industrial has demand registration rights, which it may exercise at any time following 180 days after an initial public offering of the Vehicle or its successor entity in order to register with the SEC, or in accordance with the securities laws of any other applicable jurisdiction, equity shares of the Vehicle or such successor, and all members have “piggy-back” registration rights if the Vehicle or its successor entity proposes to register shares of equity securities with the SEC, or in accordance with the securities laws of any other applicable jurisdiction, at any time after the initial public offering.

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

Rights of First Refusal and First Offer Agreements

We have a right of first refusal relating to the Vehicle’s containership investment opportunities, or Container Investment Opportunities. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. “Please read—Termination of Right of First Refusal.” The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Washington Member Right of First Refusal.” Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by the Vehicle. In addition, we have rights of first offer relating to certain containerships that the Vehicle and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

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

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang has served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, he will continue to serve as our chief executive officer. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. The term of the combined agreements lasts until the termination of the right of first refusal granted to us by the Vehicle, which is scheduled to expire on March 31, 2015, unless earlier terminated. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements” for more information. The initial term of Mr. Wang’s employment agreement expires on January 1, 2013; however, Mr. Wang has indicated his willingness to consider continuing to serve as our chief executive officer until March 31, 2015, when our right of first refusal is scheduled to expire. The compensation committee of our board of directors is considering additional consideration we may offer to Mr. Wang for an extended term of employment, which consideration may include equity-based compensation.

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

Either party may terminate Mr. Wang’s employment agreement at any time, with or without cause. If during the period of Mr. Wang’s employment, the right of first refusal granted to us by the Vehicle is terminated, Mr. Wang has agreed to resign from our board of directors at our request and Mr. Wang may resign thereafter with immediate effect. Under Mr. Wang’s employment agreement with us, the restrictive covenant agreement, dated August 8, 2005, among SSML, us and Mr. Wang, was terminated, including the post-employment two-year non-competition restriction in the restrictive covenant agreement.

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

A total of 1,397,190 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their existing shares for three years, and 25% of such shares for a fourth year, in each case commencing March 14, 2011.

Mr. Wang’s amended employment agreement with SSML provides that he receive an annual salary of $600,000, which is the same as the original agreement. Mr. Wang serves as SSML’s chief executive officer. The initial term of the amended employment agreement expires on January 1, 2013; however, either party may terminate the agreement at any time, with or without cause.

We have agreed to register the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Financial Services Agreement with Tiger Ventures Limited

In March 2011, in connection with our investment in the Vehicle, we entered into a financial services agreement with Tiger Ventures Limited, an entity owned and controlled by our director, Mr. Porter and his affiliates. Under the financial services agreement, Tiger Ventures Limited provides us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels, and other strategic, financial and advisory services that we may request.

Tiger Ventures Limited receives fees of (i) 0.80% of the aggregate principal amount of any debt or operating lease financing provided to us by a bank or financial institution that is headquartered or has its principal place of business in Greater China, and (ii) 0.40% of the aggregate principal amount of debt or operating lease financing provided by a bank or financial institution other than a bank or financial institution located in Greater China. These financing fees are paid to Tiger Ventures Limited either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. A portion of such shares will be subject to a four-year lock-up agreement. The financial services agreement expires upon the expiration of the right of first refusal granted to us by the Vehicle, but may be terminated earlier by either party, with cause. During the year ended December 31, 2011, we paid $0.1 million in fees to Tiger Ventures Limited. We have agreed to register the shares Tiger Ventures Limited earns under this agreement with the SEC. Please read “—Registration Rights Agreements.”

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

Arrangement Fee to Tiger Group Investments

In connection with certain financial transactions involving the Company, Tiger Group Investments, or Tiger Group, will receive a fee up to a maximum amount of $4.5 million (payable on a success basis) for certain services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group is controlled by Graham Porter, one of our directors. The terms of the fee were reviewed and approved by the Conflicts Committee of our board of directors. During the year ended December 31, 2011, we paid $1.8 million to Tiger Group as arrangement fees.

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

In January 2012, in connection with the acquisition of our Manager, we entered into a registration rights agreement pursuant to which we are obligated to register for resale under the U.S. Securities Act of 1933, as amended, all shares of our common stock issued to the former owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments.

Series A Preferred Share Offering

In January 2009, we entered into various documents and agreements in connection with the issuance and sale of our Series A Preferred Shares to certain investors, including an entity affiliated with the co-chairman of our board of directors.

Change of Control Plan

We established a change of control severance plan, or the Change of Control Plan, for certain employees of our indirect subsidiary, SSML, effective as of January 1, 2009. The purpose of the Change of Control Plan is to allow SSML to recruit qualified employees and limit the loss or distraction of such qualified employees that may result from the possibility of a change of control.

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

A change of control does not include certain transactions or events involving Dennis R. Washington, Kyle R. Washington, Kevin L. Washington, Gerry Wang or Graham Porter or any of their respective affiliates.

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share. From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, and since the first quarter of 2011, our quarterly dividend has been $0.188 per share. In February 2012, our board of directors approved an increase in the quarterly common share dividend to $0.25 per share, which dividend will be subsequently declared for the quarter ending March 31, 2012.

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

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

With respect to the Series A Preferred Shares, no dividend will be payable in respect of those shares until 2014. Instead, the liquidation preference of the Series A Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. As a result, this will not reduce our distributable cash available to common shareholders until 2014. The Series A Preferred Shares are convertible on or after January 31, 2014 under certain circumstances. If on January 31, 2014 the Preferred Shares have not converted to common shares, the liquidation preference of the Preferred Shares will increase at a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Preferred Shares at the holder’s option. While, generally, no cash dividend is payable in respect of the Series A Preferred Shares, if at any time after March 31, 2014 the Series A Preferred Shares are outstanding, the Statement of Designations provides that holder of Series A Preferred Shares may make an “Early Payment Election” to receive a cash dividend on all Series A Preferred Shares held by such holder. This payment shall be made prior to and in preference to any declaration or payment of dividends on any junior stock, including our Common Shares.

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

B.    Significant Changes

In January 2012, we repurchased 11,300,000 Class A common shares. Also in January 2012, we acquired our Manager and cancelled all of our outstanding Class C common shares. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Recent Developments” for more information about these transactions.

Item 9.	The Offer and Listing.

Our common shares are traded on the NYSE under the symbol “SSW”. The following table sets forth the high and low prices for the common shares on the NYSE since the date of listing for the periods indicated.

	High	Low
January 1, 2007 to December 31, 2007	37.75	19.65
January 1, 2008 to December 31, 2008	31.40	4.37
January 1, 2009 to December 31, 2009	13.07	5.12
January 1, 2010 to December 31, 2010	15.05	9.22
January 1, 2011 to December 31, 2011	21.33	10.21
First quarter 2010	11.36	9.22
Second quarter 2010	13.78	9.30
Third quarter 2010	12.63	9.45
Fourth quarter 2010	15.05	11.89
First quarter 2011	20.20	12.53
Second quarter 2011	21.33	14.42
Third quarter 2011	16.68	11.05
Fourth quarter 2011	14.77	10.21
September 2011	14.10	11.43
October 2011	14.77	10.21
November 2011	13.79	10.25
December 2011	13.92	10.21
January 2012	16.25	13.50
February 2012	17.65	14.64
March 2012 (March 1 through March 20)	19.98	17.01

Our Series C Preferred Shares are traded on the NYSE under the symbol “SSW PR C”. The following table sets forth the high and low prices for the Series C Preferred Shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 2, 2011 to December 31, 2011	29.33	25.03
First quarter 2011 (February 2 through March 31)	26.99	25.50
Second quarter 2011	29.33	26.50
Third quarter 2011	28.00	25.03
Fourth quarter 2011	27.90	25.25
September 2011	28.00	26.38
October 2011	27.90	25.25
November 2011	27.55	26.17
December 2011	27.47	26.33
January 2012	28.17	26.91
February 2012	27.98	27.10
March 2012 (March 1 through March 20)	27.30	26.80

Item 10.	Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws are filed as Exhibit 1.2 to this Annual Report. In connection with our Series A Preferred Share Offering, Series B Preferred Share Offering and Series C Preferred Share Offering, we filed Statements of Designation with respect to our Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our Articles of Incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws.

We have in place a shareholder rights agreement that would have the effect of delaying, deferring or preventing a change in control of Seaspan. We entered into the original shareholder rights agreement in August 2005. In April 2011, we amended and restated the shareholder rights agreement. The amended and restated shareholder rights agreement has been filed as Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011. In connection with acquisition of our Manager in January 2012, we amended the amended and restated shareholder rights agreement. Amendment No. 1 to the amended and restated shareholder rights agreement has been filed as Exhibit 4.6 to our Report on Form 6-K filed with the SEC on January 30, 2012. The amended and restated shareholder rights agreement, as amended, is hereby incorporated by reference into this Annual Report.

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

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Amended and Restated Management Agreement dated as of the 8th day of August, 2005 as amended and restated as of the 4th day of May, 2007 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007, as amended as of August 5, 2008.

(b) Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital Corp., with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent dated as of May 11, 2007, previously filed as Exhibit 1.1 to the Company’s Form 6-K, filed with the SEC on May 23, 2007.

(c) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(d) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(e) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(f) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on October 23, 2006.

(g) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(h) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent, previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008 as amended on July 20, 2009.

(i) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008, previously filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(j) U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on April 4, 2008.

(k) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851, previously filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

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

(p) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd., previously filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(q) Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A, filed with the SEC on April 19, 2011.

(r) Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on January 30, 2012.

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

(u) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(v) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

(w) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, previously filed as Exhibit 4.34 to the Company’s Form 20-F, filed with the SEC on March 31, 2009.

(x) Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on March 14, 2011.

(y) Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on March 14, 2011.

(z) Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on March 14, 2011.

(aa) Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on March 14, 2011.

(bb) Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on March 14, 2011.

(cc) Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on March 14, 2011.

(dd) Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on March 14, 2011.

(ee) Graham Porter Letter Agreement, dated March 14, 2011, previously filed as Exhibit 4.9 to Form 6-K, filed with the SEC on March 14, 2011.

(ff) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(gg) Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on January 30, 2012.

(hh) Form of Lockup Agreement, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on January 30, 2012.

(ii) Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on January 30, 2012.

(jj) Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on January 30, 2012.

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

E.    Taxation

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to our shareholders. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our stockholders. Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdication. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

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

Distributions on shares

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail in the paragraph below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income and generally will be treated as “passive category income,” or in the case of certain types of U.S. Holders, “general category income.”

Subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year). In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of preferred stock that is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value upon the shareholder’s election) in such preferred share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Consequences of Possible CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (i) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or (ii) at least 50% of the average value of the assets held by us (including the assets of certain of our subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income. For purposes of determining whether we are a PFIC, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a mark-to-market election for that year would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares), and (ii) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign assets in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return subject to certain exceptions (including an exception for foreign assets held in an account maintained by U.S. financial institutions). Stock in a foreign corporation, including our stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the filing of this form.

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

Canadian Federal Income Tax Consequences

The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this Annual Report, that we believe are relevant to holders of shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). Holders that are United States limited liability companies should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a particular taxation year if our principal business in that year is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for that year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of that year. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

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

Interest Rate Risk

As of December 31, 2011, our floating-rate borrowings totaled $3.1 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.5 billion. These interest rate swaps have a fair value of $564.5 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2011 that are sensitive to changes in interest rates. See note 9 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2012	2013	2014	2015	2016	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates (1)	138,888	158,871	280,756	800,961	107,657	1,508,596
Lease Facilities:
Bearing interest at variable interest rates (2)	20,480	26,849	27,109	27,388	27,664	249,208

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

(2)	Includes repayments for amounts yet to be funded of $108.7 million.

As of December 31, 2011, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of December 31, 2011	Maximum Notional Amount (1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021 (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2011, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2011. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

In January 2011, we issued 10 million 9.5% Series C Cumulative Redeemable Perpetual Preferred Shares. In May 2011, we issued an additional four million Series C Preferred Shares. The Series C Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series C Preferred Shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A common shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was previously filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011.

In April 2011, we amended and restated our shareholder rights agreement. The amended and restated shareholder rights agreement was filed as exhibit 4.1 to our Form 8-A filed with the SEC on April 19, 2011. In connection with acquisition of our Manager in January 2012, we amended the amended and restated shareholder rights agreement. Amendment No. 1 to the amended and restated shareholder rights agreement was filed as exhibit 4.6 to our Form 6-K filed with the SEC on January 30, 2012.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2011 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2011, we incorporated additional internal controls related to the accounting for sales of vessels from our fleet. There were no other significant changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that George Juetten qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2011 was KPMG LLP, Chartered Accountants.

In 2011 and 2010, the fees rendered by the accountants were as follows:

	2011	2010
Audit Fees	$570,000	$519,500
Audit-Related Fees	52,000	—
Tax Fees	290,200	179,000
All Other Fees	49,500	—

	$961,700	$698,500

Audit Fees

Audit fees for 2011 include fees related to the annual audit of one of our indirectly wholly owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations, accounting consultation work on 2011 developments and the public offering of our Series C Preferred Shares. Audit fees for 2010 include fees related to the issuance of our Series B Preferred Shares, the public offering of our Series C Preferred Shares (completed in January 2011), and the annual audit of one of our indirectly wholly owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

Audit related fees for 2011 include Sarbanes-Oxley-related consultation services on the purchase of the Manager and our IT system conversion project. There were no audit related fees in 2010.

Tax Fees

Tax fees for 2011 are primarily for tax consultation services related to Series C preferred shares and our investment in the Vehicle, in addition to general tax consultation services. Tax fees for 2010 are primarily for general tax consultation services.

All Other Fees

All other fees for 2011 relate to consultation services related to enterprise risk management. There were no other fees in 2010.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2011 and 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
January 19, 2012	11,300,000	15.00	—	—

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Consolidated Notes to the Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2*	Amended and Restated Bylaws of Seaspan Corporation.

1.3	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K
(File No. 1-32591), filed with the SEC on February 2, 2009).

1.4	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.5	Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

2.4	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.5	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Specimen of Share Certificate of Seaspan Corporation Cumulative Preferred Shares—Series B (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

2.7	Specimen of Share Certificate of Seaspan Corporation 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

4.1	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.3	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.4	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.5	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

Exhibit Number	Description
4.6	Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.7	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.8	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.9	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.10	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.11	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.12	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.13	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

Exhibit Number	Description
4.14	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.15	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.16	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.17	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.18	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.19	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.20	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.21	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.23	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

Exhibit Number	Description
4.24	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

4.25	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.26	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.27	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.28	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.29	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.30	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.31	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.32	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.33	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.34	Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A (File No. 1-32591), filed with the SEC on April 19, 2011.

4.35	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.36	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.37	Form of Lockup Agreement (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

Exhibit Number	Description
4.38	Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.39	Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.40	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.41	Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011, and our report dated March 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2011 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 23, 2012

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$481,123	$34,219
Accounts receivable	6,837	1,017
Prepaid expenses	17,398	11,528
Gross investment in lease (note 4)	14,640	—

	519,998	46,764
Vessels (note 5)	4,697,249	4,210,872
Deferred charges (note 6)	45,917	37,607
Other assets (note 7)	88,754	81,985
Gross investment in lease (note 4)	95,798	—

	$5,447,716	$4,377,228

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 14(a))	$47,400	$28,394
Current portion of deferred revenue (note 8)	23,257	10,696
Current portion of long-term debt (note 9)	81,482	—
Current portion of other long-term liabilities (Note 10)	37,649	19,096

	189,788	58,186
Long-term deferred revenue (note 8)	12,503	—
Long-term debt (note 9)	2,914,247	2,396,771
Other long-term liabilities (note 10)	583,263	524,716
Fair value of financial instruments (note 16(c))	564,490	407,819

Shareholders’ equity:
Share capital (note 11):
Preferred shares; $0.01 par value; 65,000,000 shares authorized
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 69,620,060 shares issued and outstanding (2010—68,601,240)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2010—nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2010—100)	838	691
Additional paid in capital	1,860,979	1,526,822
Deficit	(622,406)	(469,616)
Accumulated other comprehensive loss	(55,986)	(68,161)

	1,183,425	989,736

	$5,447,716	$4,377,228

Commitments and contingent obligations (note 15)

Subsequent events (note 17)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Revenue	$564,730	$407,211	$285,594

Operating expenses:
Ship operating (note 3)	135,696	108,098	80,162
Depreciation	137,987	99,653	69,996
General and administrative	16,818	9,612	7,968
Loss on vessels (note 4)	16,237	—	—

	306,738	217,363	158,126
Operating earnings	257,992	189,848	127,468

Other expenses (income):
Interest expense	50,849	28,801	21,194
Interest income	(854)	(60)	(311)
Interest income from leasing	(880)	—	—
Undrawn credit facility fees	4,282	4,515	4,641
Amortization of deferred charges (note 6)	5,788	3,306	2,042
Change in fair value of financial instruments	281,027	241,033	(46,450)
Equity loss on investment (note 7)	1,180	—	—
Other expenses	—	—	1,100

	341,392	277,595	(17,784)

Net earnings (loss)	$(83,400)	$(87,747)	$145,252

Earnings (loss) per share (note 12):
Class A common share, basic	$(2.04)	$(1.70)	$1.94
Class A common share, diluted	(2.04)	(1.70)	1.75
Class C common share, basic and diluted	—	—	—

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Net earnings (loss)	$(83,400)	$(87,747)	$145,252

Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period relating to cash flow hedging instruments	12,175	13,086	12,169

Other comprehensive income	12,175	13,086	12,169

Comprehensive income (loss)	$(71,225)	$(74,661)	$157,421

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2011, 2010 and 2009

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Additional paid-in Deficit	loss	Accumulated other comprehensive loss	Total shareholders’
	Class A	Class C	Series A	Series B	Series C
Balance, December 31, 2008	66,800,041	100	—	—		$668	—	$1,282,189	$(443,081)	$(93,416)	$746,360
Series A preferred shares issued	—	—	200,000	—	—	—	2	199,998	—	—	200,000
Shares issued through dividend reinvestment program (note 11)	852,230	—	—	—	—	8	—	7,124	—	—	7,132
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	—	(1,558)	—	—	(1,558)
Share-based compensation expense (note 13):
Restricted class A common shares and phantom share units issued	82,540	—	—	—	—	1	—	2,183	—	—	2,184
Net earnings	—	—	—	—	—	—	—	—	145,252	—	145,252
Other comprehensive income	—	—	—	—	—	—	—	—	—	12,169	12,169
Dividends on class A common shares ($0.775 per share)	—	—	—	—	—	—	—	—	(51,973)	—	(51,973)

Balance, December 31, 2009	67,734,811	100	200,000	—	—	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Series B preferred shares issued	—	—	—	260,000	—	—	3	25,997	—	—	26,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(104)	—	—	(104)
Shares issued through dividend reinvestment program (note 11)	708,325	—	—	—	—	7	—	7,693	—	—	7,700
Share-based compensation expense (note 13):
Restricted class A common shares and phantom share units issued	158,104	—	—	—	—	2	—	2,668	—	—	2,670
Net earnings	—	—	—	—	—	—	—	—	(87,747)	—	(87,747)
Other comprehensive income	—	—	—	—	—	—	—	—	—	13,086	13,086
Dividends on class A common shares ($0.45 per share)	—	—	—	—	—	—	—	—	(30,658)	—	(30,658)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	632	(1,409)	—	(777)

Balance, December 31, 2010, carried forward	68,601,240	100	200,000	260,000	—	$686	$5	$1,526,822	$(469,616)	$(68,161)	$989,736

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2011, 2010 and 2009

	Number of common shares		Number of preferred shares			Common	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C
Balance, December 31, 2010, brought forward	68,601,240	100	200,000	260,000	—	$686	$5	$1,526,822	$(469,616)	$(68,161)	$989,736
Redemption of Series B preferred shares (note 11)	—	—	—	(260,000)	—	—	(3)	(27,470)	2,873	—	(24,600)
Series C preferred shares issued (note 11)	—	—	—	—	14,000,000	—	140	349,860	—	—	350,000
Fees and expenses in connection with preferred shares	—	—	—	—	—	—	—	(9,750)	—	—	(9,750)
Premium on issuance of Series C preferred Shares	—	—	—	—	—	—	—	4,289	—	—	4,289
Shares issued through dividend reinvestment program (note 11)	975,620	—	—	—	—	10	—	13,029	—	—	13,039
Share-based compensation expense (note 13):
Restricted class A common shares and phantom share units issued	43,200	—	—	—	—	—	—	2,528	—	—	2,528
Net loss	—	—	—	—	—	—	—	—	(83,400)	—	(83,400)
Other comprehensive income	—	—	—	—	—	—	—	—	—	12,175	12,175
Dividends on class A common shares ($0.6875 per share)	—	—	—	—	—	—	—	—	(47,414)	—	(47,414)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	841	(1,813)	—	(972)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	(22,206)	—	(22,206)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	830	(830)	—	—

Balance, December 31, 2011	69,620,060	100	200,000	—	14,000,000	$696	$142	$1,860,979	$(622,406)	$(55,986)	$1,183,425

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(83,400)	$(87,747)	$145,252
Items not involving cash:
Depreciation	137,987	99,653	69,996
Share-based compensation (note 13)	3,278	2,670	2,184
Amortization of deferred charges (note 6)	5,788	3,306	2,042
Amounts reclassified from other comprehensive loss to interest expense	11,670	12,797	12,068
Unrealized change in fair value of financial instruments	156,671	127,374	(134,324)
Loss on vessels	16,237	—	—
Equity loss on investment (note 7)	1,180	—	—
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(4,962)	(4,142)	(7,227)
Other assets and deferred charges	(11,860)	(8,622)	(3,553)
Accounts payable and accrued liabilities	13,225	7,489	5,694
Deferred revenue	6,328	909	1,344
Other long-term liabilities (note 10)	(12,278)	(100)	1,100

Cash provided by operating activities	239,864	153,587	94,576

Financing activities:
Series A preferred shares issued, net of share issue costs	—	—	198,442
Series B preferred shares issued, net of share issue costs	—	25,896	—
Series B preferred shares redeemed, net of costs	(24,600)	—	—
Series C preferred shares issued, net of share issue costs	344,539	—	—
Draws on credit facilities (note 9)	601,577	513,625	161,988
Other long-term liabilities (note 10)	—	21,250	—
Repayment of credit facilities	(2,619)	—	—
Repayment on other long-term liabilities	(19,061)	—	—
Financing fees (note 6)	(9,990)	(7,356)	(3,530)
Dividends on common shares	(34,375)	(22,958)	(44,841)
Dividends on Series B preferred shares	(972)	(777)	—
Dividends on Series C preferred shares	(22,206)	—	—

Cash provided by financing activities	832,293	529,680	312,059

Investing activities:
Expenditures for vessels	(621,947)	(715,640)	(408,557)
Restricted cash	—	(65,000)	—
Intangible assets	(1,342)	(1,808)	(963)
Investment in affiliate	(1,964)	—	—

Cash used in investing activities	(625,253)	(782,448)	(409,520)

Increase (decrease) in cash and cash equivalents	446,904	(99,181)	(2,885)
Cash and cash equivalents, beginning of year	34,219	133,400	136,285

Cash and cash equivalents, end of year	$481,123	$34,219	$133,400

Supplementary information (note 14(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

2.	Summary of significant accounting policies:

(a)	Basis of presentation:

These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and all of its subsidiaries, which are wholly-owned. The Company’s subsidiaries were formed to secure financing for the Company. As of December 31, 2011, the following subsidiaries, which are directly or indirectly wholly-owned, are counterparties to financing:

•	Seaspan Finance I Co. Ltd.;

•	Seaspan Containership 2181 Ltd.;

•	Seaspan Containership 2180 Ltd.;

•	Seaspan Containership 2177 Ltd.;

•	Seaspan Containership S452 Ltd.;

•	Seaspan 140 Ltd.;

•	Seaspan YZJ 983 Ltd.;

•	Seaspan YZJ 985 Ltd.; and

•	Seaspan YZJ 993 Ltd.

The Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary. The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 10.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of income (loss) is included in income and added to or deducted from the cost of the investment.

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

Years ended December 31, 2011, 2010 and 2009

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

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the remaining useful life and the expected salvage value of the vessel.

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

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants upon termination of the management agreement. This contractual right is recorded as an intangible asset and included in other assets at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

(g)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease facilities. Amortization of deferred financing fees on leases is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

(h)	Revenue recognition:

Revenue from time charter is recognized each day the vessel is on-hire and when collection is reasonably assured. Cash received in excess of earned revenue is recorded as deferred revenue.

(i)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and a swaption to reduce the Company’s exposure to changing interest rates on its credit and lease facilities.

All of the Company’s derivatives are measured at their fair value at the end of each period. For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive loss.

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

Years ended December 31, 2011, 2010 and 2009

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

The if-converted method is used to compute the dilutive effect of the Company’s Series A preferred shares. Under this method, dividends applicable to the Series A preferred shares are added back to income attributable to common shareholders and the Series A preferred shares and paid-in kind dividends are assumed to have been converted at the share price applicable at the end of the period. The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive. The dividends recorded in the financial statements that are applicable to the Series B preferred shares reduce the income available to common shareholders. The dividends applicable to the Series C preferred share reduce the income available to common shareholders, even if not declared, since the dividends are cumulative.

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

(o)	Recent accounting pronouncement:

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) aimed at increasing the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. In October 2011, the FASB deferred the requirement for separate presentation on the face of the financial statements for items reclassified from other comprehensive income (“OCI”) into net income within both the net income and OCI sections of the financial statements. The guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is in compliance with this guidance, therefore there is no further impact on the Company’s financial statement disclosure.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

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

•

Administrative and Strategic Services—The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 11).

We acquired the Manager in January 2012 (note 17(c)).

The following are technical service fees under the Management Agreements as at December 31, 2011:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in US dollars, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	5	6,916
4800	4	50	*
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	8	8,545

*	Prior to the amendment, the Company was paying $7,848 per vessel per day while the vessel was being time chartered (note 4).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

The Company incurred the following costs under the Management Agreements:

For the year ended December 31,	2011	2010	2009
Costs incurred under the Management Agreements
Technical services	$135,381	$108,046	$81,844
Dry-dock activities included in technical services	5,855	4,673	3,575
Administrative and strategic services	72	72	72
Reimbursed expenses	4,074	3,087	2,458
Construction supervision	2,056	1,864	3,106
Costs incurred with the Manager and parties related thereto
Consulting services	84	192	240
Arrangement fee	1,832	1,500	—
Technical service fees advance	2,947	—	—
Transaction fee	369	—	—

4.	Gross investment in lease:

	December 31, 2011	December 31, 2010
Gross investment in lease	$110,438	—
Current portion	(14,640)	—

	$95,798	$—

The Company entered into an agreement with MSC Mediterranean Shipping Company S.A. (MSC) to bareboat charter four 4800 TEU vessels for a five-year term, beginning from the vessel delivery dates that occurred in October and November 2011. At the end of each five-year lease term, MSC has agreed to purchase the vessel for $5,000,000 each. Each transaction is considered a sales type lease and accounted for as a disposition of vessels upon delivery of each vessel.

The Company recorded gross proceeds of $112,808,000 as a gross investment in lease, $18,551,000 as deferred revenue, $822,000 as broker commissions and legal costs and removed the net book value of the vessels of $109,672,000, resulting in a total loss on vessels of $16,237,000.

5.	Vessels:

December 31, 2011	Cost	Accumulated depreciation	Net book value
Vessels	$4,684,325	$394,994	$4,289,331
Vessels under construction	407,918	—	407,918

	$5,092,243	$394,994	$4,697,249

December 31, 2010	Cost	Accumulated depreciation	Net book value
Vessels	$3,502,655	$310,921	$3,191,734
Vessels under construction	1,019,138	—	1,019,138

	$4,521,793	$310,921	$4,210,872

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

During the year, the Company capitalized interest costs of $12,952,000 (December 31, 2010—$27,871,000; 2009—$30,996,000) to vessels under construction.

See note 4 for description of disposition of vessels.

6.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2009	$2,763	$18,904	$21,667
Cost incurred	4,822	16,107	20,929
Amortization expensed	(1,373)	(1,933)	(3,306)
Amortization capitalized	—	(1,683)	(1,683)

December 31, 2010	$6,212	$31,395	$37,607
Cost incurred	7,251	9,990	17,241
Amortization expensed	(2,367)	(3,421)	(5,788)
Transfer on loss on vessels (note 4)	(1,726)	—	(1,726)
Amortization capitalized	—	(1,417)	(1,417)

December 31, 2011	$9,370	$36,547	$45,917

7.	Other assets:

	2011	2010
Prepaid expenses	$11,203	$9,282
Intangible assets	6,538	5,196
Restricted cash (a)	60,000	60,000
Restricted cash (b)	—	5,000
Restricted cash (c)	5,000	—
Investment in affiliate (d)	784	—
Other	5,229	2,507

Other assets	$88,754	$81,985

(a)	$60 million has been placed in a deposit account over which the lessor (note 10) has a first priority interest.

(b)	In connection with entering into the lease financing arrangement described in (note 10), $5,000,000 was held in escrow until the vessel delivery, to fund any vessel construction cost overruns. At December 31, 2011, the vessel has been delivered therefore the cash is no longer restricted.

(c)	In connection with entering into the credit facility described in note 9(e), $5,000,000 will be held in escrow until the vessel delivery, to fund any vessel construction cost overruns.

(d)

On March 14, 2011 the Company entered into an agreement to participate in Greater China Intermodal Investments LLC, (the Vehicle), an investment vehicle established by an affiliate of The Carlyle Group. The Vehicle will invest up to $900,000,000 equity capital in containership assets strategic to the

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in the Vehicle of up to $100,000,000 during the investment period, which is anticipated to be up to five years. During 2011, the Company made a capital contribution of $1,964,000 related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. The Company accounts for its 11.1% investment in the Vehicle on the equity method. The investment of $784,000 is comprised of its capital contribution of $1,964,000 less its equity loss on investment of $1,180,000.

8.	Deferred revenue:

	December 31, 2011	December 31, 2010
Deferred revenue on time charters	$17,779	$10,696
Deferred interest on lease receivable	17,981	—

Deferred revenue	35,760	10,696
Current portion	(23,257)	(10,696)

	$12,503	$—

9.	Long-term debt:

	2011	2010
Long-term debt:
$1.3 billion revolving credit facility	$1,032,745	$1,032,745
$365.0 million revolving credit facility	323,200	323,566
$218.4 million credit facility	217,661	217,661
$920.0 million revolving credit facility	890,257	718,723
$150.0 million revolving credit facility	79,672	—
$291.2 million credit facility	202,026	—
$235.3 million credit facility	182,168	104,076
$53.0 million term loan credit facility	53,000	—
$15.0 million term loan	15,000	—
$150.0 million credit facility	—	—

Long-term debt	2,995,729	2,396,771
Current portion	(81,482)	—

	$2,914,247	$2,396,771

(a)	$1.3 billion revolving credit facility:

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

Years ended December 31, 2011, 2010 and 2009

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among others:

•	First and second priority mortgages on 23 of the Company’s vessels; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company is able to borrow up to $1.3 billion without providing additional collateral provided that the total outstanding balance remains below 70% of the market value of the vessels that are collateralized. Under these restrictions, as of December 31, 2011, the Company is unable to borrow the remaining $267.0 million under the facility. This restriction does not impact the repayment terms under the facility. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the facility to purchase additional vessels so long as the loan to value ratio does not exceed 80% (the Overadvance Loan). The vessels purchased will then become additional security under the facility.

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014. The maximum facility amount will then be reduced by $65.0 million per quarter until its maturity date, when the outstanding loan balance will be due and payable. As we have not been able to draw the full amount of the facility, no amounts are due in 2012.

Interest is calculated at a rate of one month, two month, three month, or six month LIBOR plus 0.7% per annum, depending on the interest period selected by the Company. In the case of the Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 0.97% at December 31, 2011 (0.96% at December 31, 2010).

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

The $365.0 million revolving credit facility is divided into two Tranches:

(i)	Tranche A, in the maximum amount of $66.6 million ($70.8 million at December 31, 2010). The Company is using this tranche of the facility for general corporate purposes.

Beginning in March 2008, the amount available under Tranche A began to reduce semiannually by amounts ranging from 2.2% to 3.5% of the total amounts available until the maturity date, at which time Tranche A will terminate. A final payment of approximately 47% of the total amounts available is required upon maturity of the tranche on July 5, 2017.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

(ii)	Tranche B, in the maximum amount of $258.2 million ($271.0 million at December 31, 2010)

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

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.850% per annum, depending on the interest period selected by the Company, up to the sixth anniversary of the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The weighted average rate of interest including the margin is 1.33% at December 31, 2011 (1.34% at December 31, 2010).

The Company is subject to a commitment fee of 0.3% per annum calculated on the undrawn amounts under the facility.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid, may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel.

(c)	$218.4 million credit facility:

On October 16, 2006, the Company entered into a secured $218.4 million credit facility agreement (the $218.4 million credit facility).

The proceeds of the $218.4 million credit facility was used to fund the construction of the four 5100 TEU vessels.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.6% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 1.41% at December 31, 2011 (1.06% at December 31, 2010).

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

Years ended December 31, 2011, 2010 and 2009

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

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.5% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 1.02% at December 31, 2011 (0.79% at December 31, 2010). The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loan balance.

Commencing on April 21, 2014, the facility will be reduced by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the maturity date.

The maturity date for the $920.0 million revolving credit facility is December 31, 2022.

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

In September 2011, the Company, through one of its wholly-owned consolidated subsidiaries, entered into a $150.0 million non-recourse credit facility with certain lenders to fund the construction of a 13100 TEU vessel.

The facility is divided into two tranches:

(i)	Tranche A, in the maximum amount of $117.4 million. There are no repayments until the beginning of year eight. A final payment of approximately $28.7 million will be required upon maturity of the tranche in 2024.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

(ii)	Tranche B, in the maximum amount of $32.6 million. There are no repayments until the beginning of year nine. A final payment of approximately $12.3 million will be required upon maturity of the tranche in 2024.

Interest, payable quarterly, is calculated at the LIBOR rate for the relevant three month period plus a margin of 0.99% for tranche A and 4.75% for tranche B. The weighted average rate of interest including the margin is 2.35% at December 31, 2011 (nil at December 31, 2010).

The Company is subject to a commitment fee of 1% per annum calculated on the undrawn amounts under the facility.

(f)	$291.2 million credit facility:

On March 17, 2008, the Company entered into a secured $291.2 million credit facility agreement (the $291.2 million credit facility). The proceeds of this facility are being used by the Company to partially fund the construction of two of the Company’s 13100 TEU vessels.

Under the $291.2 million credit facility, the Company may borrow up to the lesser of $280.6 million and 80% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel.

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

Interest on the outstanding term loan tranches is calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. Interest on the outstanding revolving loan is calculated as one month, two month, three month, or six month LIBOR plus 0.85% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 3.69% at December 31, 2011 (nil at December 31, 2010). The Company is subject to a commitment fee of 0.30% per annum on the undrawn amounts under the facility.

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

Years ended December 31, 2011, 2010 and 2009

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

The $235.3 million credit facility requires payment of interest on the outstanding loan at a rate calculated as (i) in respect of the uncovered portion, 1% per annum plus one month, two month, three month, or six month LIBOR, depending on the interest period selected by the Company, and (ii) in respect of the KEIC covered portion, 0.7% per annum plus LIBOR. The weighted average rate of interest including the margin is 1.21% at December 31, 2011 (1.00% at December 31, 2010). The Company is subject to a commitment fee of 0.35% per annum calculated on the undrawn amounts under the facility.

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

Years ended December 31, 2011, 2010 and 2009

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

(h)	$53.0 million credit facility:

On October 31, 2011, the Company entered into a secured $53.0 million credit facility agreement (the $53.0 million credit facility).

The proceeds of the $53.0 million credit facility was used to fund a 4250 TEU vessel.

Interest, payable quarterly, is calculated at the LIBOR rate for the relevant three month period plus a margin of 4%. The weighted average rate of interest including the margin is 4.43% at December 31, 2011 (nil at December 31, 2010).

The Company will repay the loan in separate repayment instalments with each repayment instalment to be made on the quarter day immediately after the drawdown date.

The maturity date for the $53.0 million credit facility is the earlier of the actual delivery date of the vessel and December 31, 2012.

(i)	$15.0 million term loan:

On August 8, 2011, the Company entered into three term loans of $5.0 million each (the $15.0 million term loan facility). The proceeds of the $15.0 million term loan were used to fund a portion of the construction cost of three 10000 TEU vessels.

The loans are non-interest bearing until the respective delivery dates of the vessels. Upon delivery of the respective vessels, the loans bear interest at 6% per annum, payable quarterly, and are repayable within three years. The Company has the option to extend the term of the loans by two years bearing interest at 7% per annum, payable quarterly.

The Company will repay the funding and other amounts outstanding on the third anniversary date of the delivery date and may prepay the funding in whole or in part at any time without bonus or penalty. The Company may also extend the repayment date to the date which is two years from the repayment date by delivering to the lender written notice of its intention to extend.

(j)	$150.0 million revolving credit facility:

On December 28, 2007, the Company entered into a secured reducing revolving $150.0 million credit facility (the $150.0 million revolving credit facility). During the year, the Company removed one of the two vessels under this facility and is therefore only able to borrow up to a maximum of $75.0 million or 65% of the vessel delivered costs.

The proceeds of this facility will be used by the Company to fund the construction of one of the Company’s 13100 TEU vessels.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

Under this facility, the Company may borrow up to the lesser of $150.0 million and 65% of the vessel delivered costs (as defined in the agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantee for the vessel may not exceed $2,500,000 per vessel. The facility will be proportionately reduced to the extent that the vessel is not delivered to the Company by November 27, 2012.

Interest is calculated as one month, two month, three month, or six month LIBOR plus 0.8% per annum, depending on the interest period selected by the Company. At December 31, 2011, there were no amounts outstanding. The Company is subject to a commitment fee of 0.2% per annum calculated on the undrawn amounts under the facility.

Commencing on the earlier of six months after the delivery date of the vessel and October 27, 2012, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. Any outstanding loans under the facility must be paid in full by the maturity date.

The maturity date for the $150.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the vessel delivered and October 17, 2023.

The Company may prepay the loans without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a shipbuilding contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $150.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a Vessel or cancellation of a shipbuilding contract may only be re-borrowed in certain limited circumstances.

(k)	General:

The security for each of the Company’s credit facilities, except for the $1.3 billion revolving credit facility and the $15.0 million term loan, which is described in note 9(a) and 9(i), includes:

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

Years ended December 31, 2011, 2010 and 2009

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

(l)	Minimum repayments:

As at December 31, 2011, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2012	$138,888
2013	158,871
2014	280,756
2015	800,961
2016	107,657
Thereafter	1,508,596

$2,995,729

The minimum repayments above are determined based on amounts outstanding at year end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

10.	Other long-term liabilities:

	December 31, 2011	December 31, 2010
Other long-term liabilities (a)	$620,512	$542,812
Accrued liabilities (b)	400	1,000

Other long-term liabilities	$620,912	$543,812
Current portion	(37,649)	(19,096)

	$583,263	$524,716

(a)	Other long-term liabilities:

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

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

Years ended December 31, 2011, 2010 and 2009

The leases in these arrangements are capital leases in the consolidated financial statements and, during the construction period, the lessees are the owners of the vessels under construction for accounting purposes.

In certain of the arrangements, the lessors are wholly-owned subsidiaries of financial institutions that are VIEs and whose only assets and operations are to hold the Company’s leases and vessels. The Company, through the Management Agreements (note 2), operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. No gain or loss is recognized upon initial consolidation of the lessors. The liabilities of the lessor are loans due to the associated financial institutions and are non-recourse to the Company. The amounts funded to the lessors materially match the funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to the applicable financial institutions.

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

Under this arrangement, the Company has five capital leases with subsidiaries of a financial institution whose primary assets and activities are to hold the Company’s leases.

As of December 31, 2011, all five of the vessels (December 31, 2010—one) have been delivered.

The Company has placed $60,000,000 in a cash deposit account over which the lessor has a first priority interest.

As of December 31, 2011, the carrying value of the vessels being funded under this facility is $470,770,000 (2010—$440,208,000).

(ii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor has provided $141,545,000 of financing. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin. At the end of the lease term the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the lessee.

As of December 31, 2011, this vessel has been delivered.

As of December 31, 2011, the carrying value of the vessel being funded under this facility is $170,330,000 (2010—$108,988,000).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

(iii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide financing in an amount equal to the lower of $150,000,000 or 80% of the delivery valuation amount. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. The outstanding balance of the lease at the end of the lease term will be zero and the lessee will have the option to purchase the vessel from the lessor for $1.

As of December 31, 2011, the carrying value of the vessel being funded under this facility is $89,790,000 (2010—$69,072,000). The vessel has not yet been delivered.

Based on maximum amounts funded, payments under the leases would be due to the lessors as follows:

2012	$65,179
2013	71,484
2014	71,744
2015	136,155
2016	299,340
Thereafter	249,208

893,110
Less amounts representing:
Interest	(163,943)
Amounts yet to be funded, limited as described above	(108,655)

$620,512

(b)	Accrued liabilities:

In connection with the deferral of 11 vessel deliveries, the Company will pay an additional amount of $1,333,333 or $1,875,000 per vessel, depending on the size of the vessel, at the deferred delivery date for a total aggregate amount of $19,000,000. The $1,100,000 (representing $100,000 for each of the 11 vessels) would have been due to the shipyards in connection with the deferral options had they not been exercised and is considered to represent the cost of entering into the delivery deferral options. Since 7 of the vessels have been delivered, the remaining balance is $400,000 as at December 31, 2011.

11.	Share capital:

(a)	Common shares:

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

Years ended December 31, 2011, 2010 and 2009

$0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At December 31, 2011, the incentive shares do not have rights to incremental dividends.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
			December 31, 2011	December 31, 2010
Series	authorized	issued
A	315,000	200,000	$271,677	$241,382
B	260,000	—	—	26,000
C	40,000,000	14,000,000	350,000	—

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

The Series B preferred shares were issued for cash and paid cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. The Series B preferred shares were redeemable at any time at the option of the Company at an amount equal to the liquidation preference plus unpaid dividends. The Series B preferred shares were not convertible into common shares and were not redeemable at the option of the holder. On November 30, 2011, the outstanding Series B preferred shares were redeemed for $24,600,000.

On January 28, 2011, the Company issued 10,000,000 Series C preferred shares for gross proceeds of $250,000,000. The Series C preferred shares were issued for cash and pay cumulative quarterly

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

dividends at a rate of 9.5% per annum from their date of issuance. At any time on or after January 30, 2016, the Series C preferred shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants, default on any of its credit facilities, fails to pay dividends or if the Series C preferred shares are not redeemed at the option of the Company, in whole by January 30, 2017, the dividend rate payable on the Series C preferred shares increases quarterly, subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend on the Series C preferred shares was paid on May 2, 2011.

On May 25, 2011, the Company issued an additional 4,000,000 Series C preferred shares for gross proceeds of $108,600,000, or $27.15 per share. The gross proceeds include accrued dividends to May 25, 2011. The second issuance of Series C preferred shares were issued for cash and have the same terms as the initial issuance of Series C preferred shares.

12.	Earnings per share:

Earnings per share computation:

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

For the year ended December 31, 2011	Income (loss) (numerator)	Shares (denominator)	Per share amount
Net loss	$(83,400)
Less:
Series A preferred share dividends	(30,295)
Series B preferred share dividends	1,060
Series C preferred share dividends	(28,497)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(141,132)	69,217,000	$(2.04)

(1)	The convertible Series A preferred shares and share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

For the year ended December 31, 2010	Income (loss) (numerator)	Shares (denominator)	Per share amount
Net loss	$(87,747)
Less:
Series A preferred share dividends	(26,918)
Series B preferred share dividends	(1,409)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(116,074)	68,195,000	$(1.70)

(1)	The convertible Series A preferred shares and share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

For the year ended December 31, 2009	Income (loss) (numerator)	Shares (denominator)	Per share amount
Net earnings	$145,252
Less: Series A preferred share dividends	(14,464)

Basic EPS:
Income from continuing operations attributable to common shareholders	$130,788	67,340,000	$1.94
Effect of dilutive securities:
Convertible Series A preferred shares	14,464	15,803,000
Share-based payments	—	23,000

Diluted EPS:
Income attributable to common shareholders plus assumed conversion	$145,252	83,166,000	$1.75

13.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock (2010—2,000,000) are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption. There are 987,972 remaining shares left for issuance under this plan.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

A summary of the Company’s outstanding restricted shares and phantom share units as of December 31, 2011 and for the year then ended is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2008	—	$—	133,166	$24.42
Granted	44,374	10.66	177,000	7.75
Vested	—	—	—	—
Exchanged for common shares	—	—	(38,166)	23.35

December 31, 2009	44,374	10.66	272,000	13.72
Granted	53,104	10.00	177,000	10.22
Vested	(51,574)	10.51	—	—
Exchanged for common shares	—	—	(105,000)	16.01

December 31, 2010	45,904	$10.06	344,000	$11.22
Granted	43,200	13.04	190,000	15.43
Vested	(45,904)	10.06	—	—

December 31, 2011	43,200	$13.04	534,000	$12.72

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2011, 167,000 (2010—49,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During 2011, the Company recognized $2,528,000 (2010—$2,670,000; 2009—$2,185,000) related to restricted share units and phantom share units, and $750,000 (2010—nil; 2009—nil) in share-based compensation expenses related to other stock-based awards. During 2011, the total fair value of shares vested was $462,000 (2010—$542,000; 2009—$357,000). As at December 31, 2011, there was $2,516,000 (December 31, 2010—$1,663,000) of total unrecognized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average period of 18 months.

14.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2011	2010
Due to related parties (note 3)	$1,816	$1,450
Accrued interest	19,592	14,205
Other accrued liabilities	25,992	12,739

	$47,400	$28,394

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

(b)	Supplementary information to the statement of cash flows consists of:

	2011	2010	2009
Interest paid on debt	$33,947	$11,881	$9,807
Interest received	815	60	290
Undrawn credit facility fee paid	1,813	2,311	2,400
Non-cash transactions:
Dividends on Series A preferred shares	30,295	26,918	14,464
Dividend reinvestment	13,039	7,700	7,132
Other long-term liabilities for vessels under construction	108,374	107,214	18,567

15.	Commitments and contingent obligations:

(a)	As of December 31, 2011, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 10, as follows:

2012	$313,275
2013	60,440
2014	209,440

$583,155

(b)	As of December 31, 2011, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2012	$676,211
2013	666,837
2014	694,175
2015	694,452
2016	645,308
Thereafter	3,090,198

$6,467,181

(c)	As of December 31, 2011, the minimum future amounts to be received on committed bareboat charter party agreements are approximately:

2012	$14,640
2013	15,977
2014	21,170
2015	21,170
2016	37,481

$110,438

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

16.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	2011	2010	2009
COSCON	$168,395	$69,502	$13,868
CSCL Asia	161,218	158,016	154,286
K-Line	62,519	11,442	—
HL USA	57,406	58,432	59,099
MOL	42,165	41,963	11,865
APM	27,821	33,857	34,066
Other	45,206	33,999	12,410

	$564,730	$407,211	$285,594

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of their short term to maturity. As of December 31, 2011, the fair value of the Company’s long-term debt is $2,551,222,000 (December 31, 2010 - $2,043,859,000). As of December 31, 2011, the fair value of the Company’s other long-term liabilities is equal to $610,705,000 (December 31, 2010 - $524,499,000). The fair value of long-term debt and other long term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at December 31, 2011, the risk of credit loss related to these counterparties is considered to be immaterial at December 31, 2011.

As of December 31, 2011, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2011	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	(2)
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

Balance sheet location	December 31, 2011	December 31, 2010
Fair value of financial instruments	$564,490	$407,819

Loss recognized in income on derivatives:

Statement of operations location	December 31, 2011	December 31, 2010
Change in fair value of financial instruments	$(281,027)	$(241,033)

Loss reclassified from AOCI into income (1):

Statement of operations location	December 31, 2011	December 31, 2010
Interest expense	$(11,670)	$(12,797)
Depreciation	(505)	(289)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of accumulated other comprehensive income expected to be reclassified into earnings within the next 12 months is $8,571,000.

17.	Subsequent events:

(a)	On January 17, 2012, the Company declared a quarterly dividend of $0.59375 per Series C preferred share, representing a distribution of $8,313,000. The dividend was paid on January 30, 2012 to all shareholders of record on January 27, 2012.

(b)	On January 19, 2012, the Company accepted the re-purchase of 11,300,000 shares of its common stock at a price of $15.00 per share, for an aggregate cost of $169,500,000, excluding fees and expenses relating to the tender offer.

(c)	On January 27, 2012, the Company acquired 100 percent of the outstanding shares of the Manager. The Company’s acquisition of the Manager will increase its control over access to the first-rate services that the Manager provides to the Company on a long-term basis, and reduce certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price, excluding potential balance sheet adjustments, was 4,220,728 of the Company’s Class A common shares, plus additional potential payments of 39,081 of the Company’s Class A common shares for each newbuilding or existing containership ordered, acquired or leased after December, 12, 2011 and prior to August 15, 2014 by the Company, Greater China Intermodal Investments LLC or Blue Water Commerce LLC and which is to be managed by the Manager or the Company. The fair value of the 4,220,728 Class A common shares was $64,282,000 at the close of market on January 27, 2012.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2011, 2010 and 2009

As the Company is in the process of evaluating the transaction, the purchase price remains subject to refinement.

(d)	On February 1, 2012, the Company declared a quarterly dividend of $0.1875 per common share, representing a distribution of $11,735,000. The dividend was paid on February 22, 2012 to all shareholders of record as of February 13, 2012. Of the $11,735,000 distribution, $7,374,000 was paid in cash and $4,361,000 was reinvested through the DRIP.

(e)	On March 7, 2012, the Company accepted delivery of the COSCO Excellence from Hyundai Samho Heavy Industries Co., Ltd.

(f)	On March 14, 2012, the Company accepted delivery of the COSCO Faith from Hyundai Ulsan Heavy Industries Co., Ltd.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ SAI W. CHU

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 23, 2012