Form 20-F/A
period 2011-12-31
Seaspan CORP
filed 2012-04-23
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

    Yes  ☐     No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 26, 2012 (the “2011 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

PART III

Item 19.	Exhibits

Exhibit Number	Description
101

The following financial information from Seaspan Corporation’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2010;

(ii) Consolidated Statements of Operations for the Years ended December 31, 2011, 2010 and 2009;

(iii) Consolidated Statements of Comprehensive Income (Loss) for the Years ended December 31, 2011, 2010 and 2009;

(iv) Consolidated Statements of Shareholders' Equity for the Years ended December 31, 2011, 2010 and 2009;

(v) Consolidated Statements of Cash Flows for the Years ended December 31, 2011, 2010 and 2009; and

(vi) Notes to the Consolidated Financial Statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 23, 2012

4