Form 20-F
period 2012-12-31
Seaspan CORP
filed 2013-03-19
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

Facsimile: +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series C Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

63,042,217 Class A Common Shares, par value of $0.01 per share

200,000 Series A Preferred Shares, par value of $0.01 per share

14,000,000 Series C Preferred Shares, par value of $0.01 per share

3,105,000 Series D Preferred Shares, par value of $0.01 per share

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

Yes  ☐    No    ☒

SEASPAN CORPORATION

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with Greater China Intermodal Investments, LLC, or GCI, an investment vehicle established by an affiliate of The Carlyle Group;

•	the effects of the acquisition of Seaspan Management Services Limited, or our Manager, on our operations and results;

•	the amount of any payments to the former owners of our Manager related to fleet growth;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

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

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors”.

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

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd., or SSML), which provide all of our technical, administrative and strategic services. In January 2012, we acquired our Manager.

References to shipbuilders are as follows:

Shipbuilder	Reference
Hyundai Heavy Industries Co., Ltd...	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2).	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd USA, LLC (3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd	MOL
Yang Ming (UK) Ltd.	Yang Ming
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL

(2)	A subsidiary of China COSCO Holdings Company Limited

(3)	A subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd

We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S.GAAP.

	Year Ended December 31,
	2012		2011	2010	2009	2008
Statements of operations data (year ended, in thousands of dollars):
Revenue		$660,794	$565,610	$407,211	$285,594	$229,405
Operating expenses:
Ship operating		138,655	135,696	108,098	80,162	54,416
Depreciation and amortization		165,541	140,354	101,026	70,554	57,975
General and administrative		24,617	16,818	9,612	7,968	8,895
Operating lease		3,145	—	—	—	—
(Gain) loss on vessels		(9,773)	16,237	—	—	—

Operating earnings		338,609	256,505	188,475	126,910	108,119
Other expenses (income):
Interest expense		71,996	50,849	28,801	21,194	33,035
Change in fair value of financial instruments(1)		135,998	281,027	241,033	(46,450)	268,575
Interest income		(1,190)	(854)	(60)	(311)	(694)
Undrawn credit facility fee		1,516	4,282	4,515	4,641	5,251
Amortization of deferred charges		8,574	3,421	1,933	1,484	1,298
Equity loss on investment		259	1,180	—	—	—
Other		151	—	—	1,100	—

Net earnings (loss)		$121,305	$(83,400)	$(87,747)	$145,252	$(199,346)

Common shares outstanding (at year end):		63,042,217	69,620,060	68,601,240	67,734,811	66,800,141
Per share data (in dollars):
Basic earnings (loss) per Class A and B common share(2)		$0.84	$(2.04)	$(1.70)	$1.94	$(3.12)
Diluted earnings (loss) per Class A and B common share(2)		$0.81	$(2.04)	$(1.70)	$1.75	$(3.12)
Dividends paid per Class A and B common share(2)		$0.938	$0.688	$0.450	$0.775	$1.90
Basic and diluted earnings (loss) per Class C common share(3)	$	N/A	$—	$—	$—	$—
Dividends paid per Class C common share(3)	$	N/A	$—	$—	$—	$—

	Year Ended December 31,
	2012	2011	2010	2009	2008
Statements of cash flows data (year ended, in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$311,183	$239,864	$153,587	$94,576	$124,752
Investing activities	(217,464)	(625,253)	(782,448)	(409,520)	(634,782)
Financing activities	(181,364)	832,293	529,680	312,059	523,181

Selected balance sheet data (at year end, in thousands of dollars):
Cash and cash equivalents	$393,478	$481,123	$34,219	$133,400	$136,285
Current assets	476,030	519,998	46,764	146,053	141,711
Vessels(4)	4,863,273	4,697,249	4,210,872	3,485,350	3,126,489
Deferred charges	43,816	45,917	37,607	21,667	20,306
Gross investment in lease	79,821	95,798	—	—	—
Goodwill	75,321	—	—	—	—
Other assets	71,561	88,754	81,985	11,377	8,366
Fair value of financial instruments, asset	41,031	—	—	—	—
Total assets	5,650,853	5,447,716	4,377,228	3,664,447	3,296,872
Current liabilities (excluding current portion of long-term debt and other long-term liabilities)	75,108	70,657	39,090	30,692	23,654
Long-term deferred revenue	7,903	12,503	—	—	—
Current portion of long-term debt	66,656	81,482	—	—	—
Current portion of other long-term liabilities	38,542	37,649	19,096	—	—
Long-term debt	3,024,288	2,914,247	2,396,771	1,883,146	1,721,158
Other long-term liability	613,049	583,263	524,716	410,598	390,931
Fair value of financial instruments, liability	606,740	564,490	407,819	280,445	414,769
Share capital	804	838	691	679	668
Total shareholders’ equity	1,218,567	1,183,425	989,736	1,059,566	746,360

Other data:
Number of vessels in operation at year end	69	65	55	42	35
TEU capacity at year end	405,100	352,700	265,300	187,456	158,483
Fleet utilization(5)	98.9%	99.3%	98.7%	99.7%	99.3%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Effective October 1, 2008, the subordination period for our 7,145,000 Class B common shares ended and the rights and privileges of our Class B common shares converted into Class A common shares on a one-for-one basis.

(3)	On January 27, 2012, in connection with the acquisition of our Manager, all of the outstanding Class C common shares were cancelled and retired.

(4)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends or redeem our Series C Preferred Shares Preferred Shares, or the trading price of our shares.

Risks Inherent in Our Business

Our ability to obtain additional debt financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations, financial condition and ability to pay dividends.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage, dilution of our equity holders’ interests or our decreased ability to pay dividends or redeem our Series C Preferred Shares.

As of March 1, 2013, we had agreed to acquire an additional eight newbuilding containerships and two existing containerships with scheduled delivery dates through May 2015. As of March 1, 2013, the total purchase price of the ten containerships remaining to be paid was estimated to be approximately $759.5 million. Our obligation to purchase the ten containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available for dividends to our shareholders or to redeem our Series C Preferred Shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could negatively affect our ability to pay dividends or redeem our Series C Preferred Shares.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay dividends or redeem our Series C Preferred Shares.

Restrictive covenants in our credit and lease facilities impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to pay dividends or redeem our Series C Preferred Shares.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our customers, experience a change of control.

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

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. If we do not comply with the restrictions and covenants in our credit or lease facilities, our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. The earliest maturity date of our credit facilities is 2015 and we intend to refinance amounts drawn under our existing or future credit facilities with cash from operations, replacement facilities, proceeds of future debt or equity offerings, or a combination thereof. If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to pay dividends or redeem our Series C Preferred Shares, or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2012, we had approximately $3.1 billion outstanding under our credit facilities and lease obligations of approximately $651.6 million. These amounts outstanding under our existing credit facilities will further increase following the completion of our acquisition of three of the ten containerships that we have contracted to purchase as of March 1, 2013. We plan to enter into additional credit facilities or lease obligations to finance the remaining seven vessels that we have contracted to purchase. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions were disrupted and volatile in recent years. The debt and equity capital markets were exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

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

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We will be paying all costs for the eight newbuilding vessels that we have contracted to purchase as of March 1, 2013 and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately one year. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 60-70% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of three of these vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining newbuilding and existing vessels that we have contracted to purchase.. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at December 31, 2012, the number of vessels in our operating fleet that are chartered to our 10 current customers and the percentage of our total containership revenue attributable to the charters with such customers for the year ended December 31, 2012:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer(1)	Percentage of Total Revenue for the Year Ended December 31, 2012
CSCL Asia	19	23.0%
COSCON	18	42.6%
HL USA	9	8.9%
K-Line	7	11.6%
Other	16	13.9%

Total	69	100.0%

(1)	Customer is as at December 31, 2012. Vessels may have been on time charter to another customer during the year.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters, if we undertake a change of control to which the customer does not consent or if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

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

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly during the last five years. In the future, rates likely will continue to fluctuate. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are off-charter;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. As of March 1, 2013, three of our vessels are currently off-charter and the existing time charters for six of our vessels will expire (excluding options to extend) before December 31, 2014. If charter rates are low when our existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

The majority of our vessels are chartered to Chinese customers and our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

As of December 31, 2012, a total of 19 of the 79 vessels in our current or contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers and our eight newbuilding vessels that are or will be constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

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

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, financial condition, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, financial condition, results of operations and ability to pay dividends or redeem our Series C Preferred Shares.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. Like the rest of the world, however, China recently experienced slowed economic growth and this trend could continue or return. Additionally, the European Union and certain of its member states are facing significant economic and political challenges. Our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. As of March 1, 2013, three of our vessels are currently off-charter and the existing time charters for six of our vessels will expire (excluding options to extend) before December 31, 2014. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the ship owner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containership is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

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

Any acquisition of or investment in a vessel or business, including our January 2012 acquisition of our Manager, may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating the acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations or pay dividends or redeem our Series C Preferred Shares.

We have not completed our assessment of the effectiveness of the Manager’s internal controls over financial reporting.

We are in the process of assessing the internal controls over financial reporting of the Manager, which we acquired in January 2012. Accordingly, we have not yet determined whether such internal controls are effective or if there exist significant deficiencies or material weaknesses in such internal controls. Any such deficiencies or weaknesses could contribute to harm to our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of operating leases. The proposals are not yet finalized. If the proposals are enacted, they would have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities. This proposed change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition. Please read “Item 4. Information on the Company—B. Business Overview—Time Charters and Bareboat Charters”.

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

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Terrorist attacks and international hostilities could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of China and South Korea, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all, and our ability to pay dividends or redeem our Series C Preferred Shares. In addition, terrorist attacks targeted at sea vessels may in the future also negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to timely obtain a replacement vessel. Our credit facilities and lease agreements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

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

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of February 1, 2013, newbuilding containerships with an aggregate capacity of 3.5 million TEUs, representing approximately 21.0% of the total fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Depending on the outcome of an ongoing European Union investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Over time, containership values may fluctuate substantially, which could adversely affect our results of operations or our ability to raise capital.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our Series C and Series D Preferred Shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our Series C Preferred Shares. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We are currently under contract to purchase eight newbuilding and two existing vessels, which are scheduled to be delivered at various times through May 2015. The delivery of these vessels, or any other vessels we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the time charter. Any of such events could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

The delivery of the vessels could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities or political or economic disturbances in China and South Korea, where the newbuilding containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for the eight newbuilding vessels contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Our Articles of Incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors and the holders of a majority of our Series A Preferred Shares.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built or will be built in accordance with standard designs and uniform in all material respects to all other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

There are greater than normal construction, delivery and operational risks with respect to our New Panamax 10000, 13100, and 14000 TEU newbuilding vessels.

Our eight 13100 TEU newbuilding vessels that have been delivered are some of the first vessels of this type to be built. In addition, we have contracted to purchase five New Panamax 10000 TEU vessels and three New Panamax 14000 TEU vessels and may order additional vessels of these types in the future. The 10000 TEU vessels will be the first vessels constructed using this new design and the first vessels constructed of this size at these particular shipyards. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

We may experience greater operating cost volatility as a result of the acquisition of our Manager.

In January 2012 we acquired our Manager. The acquisition of our Manager has increased our control over access to the services our Manager provides on a long-term basis. We previously paid fees to our Manager for technical services on a fixed basis, which fees were adjusted every three years. Technical services include managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and classification society compliance, purchasing stores, supplies, spares and lubricating oil, and attending to all other technical matters necessary to run our fleet. Prior to our acquisition of our Manager, we paid our Manager fixed fees for vessel construction supervision services. As a result of the acquisition of our Manager, our operating costs vary more directly with the actual cost, set by the market, of providing these services for our fleet. Increased costs for technical services or construction supervision services could harm our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares.

Exposure to currency exchange rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

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

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 79 vessels. We have also agreed to provide technical management services to third parties, including GCI, and affiliates of Dennis R. Washington for vessels they may acquire. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If there exists a shortage of experienced labor or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by our director Graham Porter, or the Tiger Member, and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations, financial condition and ability to pay dividends may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations, financial condition and ability to pay dividends may be harmed by the loss of such services. Please read “Item 5. Operating and

Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Developments—Amended and Restated Employment Agreement with CEO Gerry Wang”.

We may not achieve expected benefits from our participation in GCI.

In March 2011, we agreed to participate in GCI, an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group, or Carlyle, which invests in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combined scale of our business and GCI, together with current excess capacity at shipyards, allows us to realize volume discounts for newbuilding orders and to negotiate fuel-efficient design improvements from shipyards that are attractive to our customers. To the extent excess shipyard capacity decreases, we may be unable to achieve these benefits. In addition, we may be unable to obtain more attractive vessel financing through GCI than otherwise available to us on our own.

GCI intends to compete in our markets, and its entry into the containership market may harm our business, results of operations, financial position and ability to pay dividends or redeem our Series C Preferred Shares.

GCI intends to invest equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in GCI and the amount of funds that GCI may invest in containerships could result in GCI becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2015, subject to earlier termination. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares could be harmed to the extent GCI successfully competes against us for containership opportunities.

We have reduced the fiduciary duties of Gerry Wang and Graham Porter in relation to certain growth opportunities that become subject to our right of first refusal with GCI, which may limit our rights in such growth opportunities to our rights under the right of first refusal.

Pursuant to agreements between us and each of our chief executive officer and co-chairman of our board of directors, Gerry Wang, and our director Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors decides to reject such opportunity or we fail to exercise our right of first refusal to pursue such opportunity, (b) we exercise such right but fail to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Our rights to such opportunities may be limited to our rights under our right of first refusal with GCI, which would be more restrictive than the rights based on fiduciary duties we otherwise would have relating to such opportunities.

In order to timely exercise our right of first refusal from GCI, we may be required to enter into containership construction contracts without financing arrangements or charter contracts then being in place, which may result in financing on less favorable terms or employment of the vessels other than on long-term, fixed-rate charters, if at all.

Under our right of first refusal with GCI relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from GCI of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our business, results of operations, financial condition and ability to pay dividends or redeem our Series C Preferred Shares may be harmed.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may result in conflicts of interest between their interests and those of us and our shareholders relative to GCI.

Our director Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, has an indirect interest in the Tiger Member. As a result, Mr. Porter and the Washington Member will have an indirect interest in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Our chief executive officer, Gerry Wang, is the chairman of the board of managers of GCI. Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

As a result of these interests relating to GCI, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to GCI.

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

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

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

Our ability to pay dividends on our shares and to redeem our Series C and Series D Preferred Shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our shares and redeem our Series C and D Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our Series C and Series D Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or to redeem our Series C and Series D Preferred Shares following the payment of expenses.

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series C and Series D Preferred Shares. The amount of dividends we can pay or the amount we can use to redeem the Series C and Series D Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their time charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

The amount of cash we have available to pay dividends on our shares or to redeem our Series C and Series D Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available to pay dividends on our shares or to redeem our Series C and Series D Preferred Shares also depends on many factors, including, among others:

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

•	the amount of any reserves established by our board of directors; and

•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e. retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Unless we have funds available for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

Unless we have funds available for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income primarily depend upon the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be harmed.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year in which either (i) at least 75% of its gross income consists of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or the IRS, stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” and “Item 10. Additional Information—E. Taxation—Canadian Federal Income Tax Considerations.”

Item 4.	Information on the Company

A.    History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited. In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of March 1, 2013, we have grown to an operating fleet of 69 vessels (including eight leased vessels) and have entered into contracts to purchase an additional 10 containerships.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 1, 2013 we operated a fleet of 69 vessels (including eight vessels under long-term leases) and have entered into contracts for the purchase of an additional eight newbuilding containerships and two existing containerships, which have scheduled delivery dates through May 2015. Each of our newbuilding vessels will commence operation under long-term fixed-rate charters upon delivery and the existing vessels will commence operation under short-term fixed-rate charters upon delivery. The average age of the 69 vessels in our operating fleet was approximately six years as of March 1, 2013.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2013, the charters on the 69 vessels in our operating fleet had an average remaining term of approximately six years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 1, 2013 were as follows:

Customers for Current Fleet
COSCON
CSAV
CSCL Asia
HL USA
K-Line
MSC
MOL
Yang Ming

Customers for Additional 10 Vessel Deliveries
Hanjin
MOL
Yang Ming Marine

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

In January 2012, we acquired our Manager, which provides us with all our technical, administrative and strategic services. For more information about the acquisition of our Manager, please read Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Developments—Acquisition of Seaspan Management Services Limited”.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 69 operating vessels as of March 1, 2013:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.0	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
Alianca Itapoa(5)	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands)
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	10.0	(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	10.0	(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	10.0	(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	10.0	(6)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(7)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(7)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(7)
Berlin Bridge(1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(7)
Budapest Bridge(1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(7)
CSAV Licanten(8)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(9)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(9)
Seaspan Ningbo(10)	4250	2002	—	—	—	—
Seaspan Dalian(10)(11)	4250	2002	—	—	—	—
Seaspan Felixstowe(10)(11)	4250	2002	—	—	—	—
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah(1)	4250	2009	6/20/12	Yang Ming	Up to 9 months	Short term rate	(14)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(15)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(15)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(15)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(15)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(15)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(15)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(15)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(15)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(5)	The name of the COSCO Vietnam was changed to Alianca Itapoa in March 2012 in connection with a sub-charter from COSCON to Hamburg Süd.

(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day, increasing to $14,500 after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(7)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(8)	This vessel is on sub-charter from CSCL Asia to CSAV.

(9)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the CSAV Licanten and the CSCL Chiwan.

(10)	This vessel is currently off-charter.

(11)	This vessel is expected to commence a short-term charter in late March 2013.

(12)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.

(13)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.

(14)	This vessel is being chartered at rates applicable to short-term charters.

(15)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 1, 2013, we have contracted to purchase eight additional newbuilding containerships, and two existing 4600 TEU vessels, which have scheduled delivery dates through May 2015. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
MOL Excellence	4600	2 years + one 1-year option	MOL	2013	Mitsubishi Heavy Industries Ltd. (2003)
MOL Efficiency	4600	2 years + one 1-year option	MOL	2013	Mitsubishi Heavy Industries Ltd. (2003)
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.

The estimated number of vessels in our fleet based on existing contracts and scheduled delivery dates as of March 1, 2013 are as follows:

	Scheduled for the Year Ended December 31,
	2013	2014	2015
Deliveries	2	5	3
Operating Vessels	71	76	79
Approximate Total Capacity (TEU)	414,300	464,300	506,300

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of March 1, 2013.

Charterer	Number of vessels in our current operating fleet	Number of vessels scheduled to be delivered	Total vessels upon all deliveries
CSCL Asia	19	—	19
COSCON	18	—	18
HL USA	9	—	9
K-Line	7	—	7
CSAV	4	—	4
MOL	4	4	8
Yang Ming	1	—	1
Yang Ming Marine	—	3	3

Charterer	Number of vessels in our current operating fleet	Number of vessels scheduled to be delivered	Total vessels upon all deliveries
Hanjin	—	3	3

Total time charters	62	10	72
MSC	4	—	4

Total charters	66	10	76
Off-charter	3	—	3

Total charters	69	10	79

Time Charters and Bareboat Charters

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

Our four 4800 TEU vessels are chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “-Our Fleet.” Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for $5.0 million at the end of the five-year bareboat charter terms.

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

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

Our Manager, which we acquired in January 2012, operates our vessels and is responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide limited ship management services to Dennis R. Washington’s personal vessel owning companies and have agreed to provide ship management and construction supervision services to GCI.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•

implementing a voluntary vessel condition and maintenance monitoring program (our Manager was the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on its hull planned maintenance system);

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

Termination; Change of Control

We are generally entitled to withdraw a vessel from service to a charterer if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under some of our time charters, the customer has the right to prior notice of or consent to any material change in our ownership or voting control.

Sale of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this overall loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

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

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys, and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area (the latter to enter into effect on January 1, 2014). Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit for engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit for engines installed on or after 2016 operating in nitrogen oxide ECAs. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO has adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which will be mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which will be mandatory for all vessels.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatments systems on newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first intermediate or renewal survey after January 1, 2016. The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states. If the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each vessel with a Safety Management System verified to be in compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount. Under OPA, liability for non-tank vessels is currently capped at $1,000 per gross ton or $854,400, whichever is greater. Under CERCLA, liability for vessels is generally limited to the greater of $300 per gross ton or $500,000 (or $5 million for vessels carrying hazardous substances) per incident. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard regulation and financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Under the CWA, it is unlawful to discharge any pollutant from a point source into navigable waters without a permit. The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. We have submitted appropriate filings to obtain coverage under the VGP. The scope of the VGP is proposed also to control the release of non-indigenous invasive species in ballast water discharges, the scope of which would be generally consistent with the BWM Convention. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. In March 2012, the Coast Guard amended its ballast water management by establishing a standard for the allowable concentration of living organisms in ballast water discharged from ships in waters of the U.S. The Coast Guard also amended its regulations for engineering equipment by establishing an approval process for ballast water management systems. These regulations require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, California is in the process of setting increased limits on the number of living organisms allowed in ballast water discharge. California also requires larger ships to regularly remove hull fouling and submit appropriate reports annually.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subjects our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented between 2011 and 2016, are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject the Company to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires ship-owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities who incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of ship-owners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross

North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits the deposit of a deleterious substance in waters frequented by fish or the destruction of fish habitat. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

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

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition,, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. Recently, a new directive of the European Parliament and the European Council entered into force, which amends the existing one to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues. The EU Commission’s proposals included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The EU, any individual country or other authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our Class A common shares, our Series C preferred shares, and our Series D preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series C preferred shares or our Series D preferred shares subsequent to the date of this offering will permit us to continue to qualify for the Section 883 Exemption.

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

C.    Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of March 1, 2013.

D.    Property, Plant and Equipment

For information on our fleet and new vessel contracts, please read “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Other than our vessels, we do not have any material property.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.    General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this report.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2013 we operated a fleet of 69 vessels (including eight leased vessels) and have entered into contracts to purchase an additional 10 containerships. The average age of the 69 vessels in our fleet was approximately six years as of March 1, 2013.

Customers for our operating fleet as at March 1, 2013 were CSCL Asia, CSAV, COSCON, HL USA, K-Line, MSC, MOL and Yang Ming. Our customers for the additional 10 vessels that we have contracted to purchase will be Hanjin, MOL and Yang Ming Marine. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2012 Developments

Vessel Deliveries

During the year ended December 31, 2012, we accepted delivery of four vessels, bringing our operating fleet to a total of 69 vessels as of March 1, 2013. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
COSCO Excellence	13100	12 years	COSCON	March 2012
COSCO Faith	13100	12 years	COSCON	March 2012
COSCO Hope	13100	12 years	COSCON	April 2012
COSCO Fortune	13100	12 years	COSCON	April 2012

Time Charters

During the year ended December 31, 2012, four 4250 TEU vessels were re-delivered to us. One of the vessels is currently on short-term charter and two of the vessels are expected to commence short-term charters in late March 2013. The other vessel remains currently off-charter.

Series D Preferred Share Offering

In December 2012, we issued 3.1 million shares of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares, or Series D Preferred Shares, at a price of $25 per share, for net proceeds of approximately $74.7 million. Dividends are payable on the Series D Preferred Shares at the rate of 7.95% per annum of the stated liquidation preference.

Amended and Restated Employment Agreement with CEO Gerry Wang

In December 2012, we entered into amended and restated employment and transaction services agreements with our chief executive officer, Gerry Wang, which supersede the agreements we entered into with Mr. Wang in March 2011 in connection with our investment in GCI.

The primary changes in the amended and restated employment agreement are the extension of Mr. Wang’s employment term until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2015, the granting to Mr. Wang of stock appreciation rights, or SARs, with respect to our common shares and the termination of Mr. Wang’s employment agreement with Seaspan Ship Management Ltd., under which he was paid $600,000 annually. The fee under the transaction services agreement with Mr. Wang that would apply following any termination of employment prior to March 31, 2015 has decreased from 1.5% to 1.25% per transaction.

For additional information about our employment arrangements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

$1.3B Credit Facility Amendment

In July 2012, we amended our $1.3 billion credit facility to (i) reduce the lenders’ commitment from $1.3 billion to $1.0 billion, or by $267.0 million, (the undrawn amount under the facility), and (ii) set out a formula for the amount we are required to repay on the removal of a vessel as security under the facility. As a result of the foregoing reduction in the lenders’ commitment, we will now refer to this as our $1.0 billion facility. We paid an administration fee to the lenders in the aggregate amount of $1.95 million.

2012 Loan Facility Transaction

In July 2012, three of our subsidiaries entered into a transaction with a leading Chinese bank for a loan facility in an amount up to $223.8 million relating to our three 10000 TEU newbuilding vessels. The facility bears interest at LIBOR plus a margin. These vessels are being constructed by New Jiangsu and Jiangsu Xinfu, and are scheduled to be delivered in 2014. The vessels will be chartered to Hanjin for a period of 10 years, plus an additional two years at the option of Hanjin. Certain financial obligations of the subsidiaries to the Chinese bank under this loan facility are supported by our conditional guarantee.

Madinah

In March 2012, United Arab Shipping Company (S.A.G.), or UASC notified us that the time charter for the UASC Madinah would not be extended, and the vessel was returned to us in June 2012. The vessel is currently on a short-term charter.

Prior to June 27, 2012, this vessel was owned by one of our subsidiaries, and was chartered by the subsidiary to us. Our subsidiary financed the vessel with a term loan of $53.0 million from a leading U.S. bank, which matured in June 2012. On June 27, 2012, our subsidiary sold the vessel to the U.S. bank for $52.1 million, the amount then outstanding under the term loan, and the sale proceeds were used to repay the loan in full. The U.S. bank leased the vessel back to our subsidiary for approximately nine years.

Open Market Share Repurchase Plan

In February 2012, our board of directors authorized the repurchase of up to $50.0 million of our Class A common shares. Share repurchases may be effected from time to time through open market purchases or in privately negotiated transactions, and the repurchase program may be suspended, delayed or discontinued at any time. We have entered into a Rule 10b5-1 plan in connection with the share repurchase program. During the year ended December 31, 2012, we repurchased 148,101 Class A common shares on the open market under this share repurchase plan for an aggregate of $2.2 million, or an average of $14.88 per share, leaving $47.8 million outstanding under the plan.

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by Thetis Holdings Ltd. (an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our co-chairman and chief executive officer), or Thetis. The purchase price for the acquisition, excluding any balance sheet adjustments and payments based on the future growth of the fleet managed by our Manager, was $54.0 million, which we paid through the issuance of approximately 4.2 million of our Class A common shares, valued on a per share basis equal to $12.794, being the volume-weighted average trading price for the 90 trading days immediately preceding the closing date of the acquisition. For accounting purposes, under U.S. GAAP, the purchase price is required to be valued at the acquisition date. Therefore, the closing share price on the day prior to acquisition of $15.85 per share was used to value the Class A common shares at $66.9 million.

We believe that the acquisition of our Manager increases our control over access to the services our Manager provides on a long-term basis, and reduces certain conflicts between us and our directors who had interests in our Manager. We previously paid fees to our Manager for technical services on a fixed basis, where fees were adjusted every three years. As a result of the acquisition, our costs for these services vary more directly with the actual cost of providing technical services for our fleet.

Tender Offer

In January 2012, we repurchased 11,300,000 of our Class A common shares at a price of $15.00 per share, for an aggregate cost of $169.5 million, excluding fees and expenses relating to the tender offer.

2013 Recent Developments

Newbuilding Contracts

In January 2013, we signed contracts for the construction of five 14000 TEU newbuilding containerships with HHI. The vessels are scheduled for delivery in 2015, and will be constructed using our fuel efficient SAVER design. Concurrently, we signed 10-year, fixed-rate time charters for these vessels with Yang Ming Marine. After the initial 10-year charter periods, Yang Ming Marine may extend the charter for each vessel for up to two additional years. Pursuant to our right of first refusal agreement with GCI, we will retain three of the 14000 TEU newbuilding containerships and GCI will acquire the remaining two vessels.

In January 2013, we signed contracts for the construction of four 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu. The vessels are scheduled for delivery in 2014 and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long term, fixed-rate time charters for these vessels with MOL. In connection with this transaction, we have also agreed to purchase from MOL four existing 2003-built 4600 TEU vessels, which are scheduled for delivery in late 2013 and early 2014, and have signed two year short-term fixed-rate time charters for these vessels with MOL. Pursuant to our right of first refusal agreement with GCI, we will retain two of the 10000 TEU newbuilding containerships and two of the existing vessels and GCI will acquire the remaining two 10000 TEU newbuilding containerships and two existing vessels.

We intend to fund the construction of our five newbuilding containerships and the acquisition of the two existing vessels initially with a portion of the proceeds from our Series C and D preferred share offerings and subsequently with debt financing. We are considering various sources of debt financing to which we have access. We will supervise the construction of all nine newbuilding vessels and manage all 13 vessels included in these transactions.

2013 Loan Facility Transaction

In January 2013, we entered into a LIBOR-based term loan facility with a leading Chinese bank for loan facilities in the amount of up to $340.0 million to be used towards refinancing of existing vessels. The facilities bear interest at LIBOR plus a margin.

Market Conditions

The containership charter market experienced significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. The market recovered from the falls in charter rates seen in 2001 to levels beyond previous market highs before falling again mid-way through 2005, stabilizing in the first half of 2006, and then slipping further during the second half of 2006. The first half of 2007 saw the containership charter market recover to rate levels similar those seen in late 2005 and early 2006, while early 2008 saw rates rise further. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid fall in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010 containership charter rates registered an upward trend over the year as a whole, and made further gains in early 2011 before falling sharply in the second half of 2011 and remaining depressed through much of 2012.

The development of containership newbuild prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards.

Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is less than for vessels with smaller TEU capacity. The total newbuild price for a theoretical 6600 TEU containership increased from $60.0 million at the start of 2003 to peak at $108.0 million in the period June to September 2008. However, following the onset of the downturn, this figure fell to $66.0 million at the end of January 2010. By the end of December 2010 it had increased to $79.5 million. The figure subsequently softened slightly in 2011, and continued to decrease to $58.5 million at the end of October 2012. The average price for a 6600 TEU containership newbuild since March 2001 is estimated at $81.1 million.

B.    Results of Operations

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following discussion of our financial condition and results of operations is for the years ended December 31, 2012 and 2011. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2012 and 2011.

Year Ended December 31,	2012		2011
Statement of operations data (in thousands of dollars):
Revenue		$660,794	$565,610
Operating expenses:
Ship operating		138,655	135,696
Depreciation and amortization		165,541	140,354
General and administrative		24,617	16,818
Operating lease		3,145	—
(Gain) loss on vessels		(9,773)	16,237

Operating earnings		338,609	256,505
Other expenses (income):
Interest expense		71,996	50,849
Interest income		(1,190)	(854)
Undrawn credit facility fee		1,516	4,282
Amortization of deferred charges		8,574	3,421
Change in fair value of financial instruments		135,998	281,027
Equity loss on investment		259	1,180
Other expenses		151	—

Net earnings (loss)		$121,305	$(83,400)

Common shares outstanding at year end:		63,042,217	69,620,060
Per share data (in dollars):
Basic earnings (loss) per Class A common share		$0.84	$(2.04)
Diluted earnings (loss) per Class A common share		$0.81	$(2.04)
Dividends paid per class A common share		$0.938	$0.688
Basic and diluted earnings (loss) per Class C common share	$	N/A	$—
Dividends paid per Class C common share	$	N/A	$—
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities		$311,183	$239,864
Investing activities		(217,464)	(625,253)
Financing activities		(181,364)	832,293

Net increase (decrease) in cash and cash equivalents		$(87,645)	$446,904

Year Ended December 31,	2012	2011
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$393,478	$481,123
Vessels	4,863,273	4,697,249
Other assets	394,102	269,344

Total assets	$5,650,853	$5,447,716

Other liabilities	180,306	189,788
Fair value of financial instruments	606,740	564,490
Deferred revenue	7,903	12,503
Long-term debt(1)	3,024,288	2,914,247
Other long-term liabilities	613,049	583,263
Shareholders’ equity	1,218,567	1,183,425

Total liabilities and shareholders’ equity	$5,650,853	$5,447,716

Other data:
Number of vessels in operation at period end	69	65
Average age of fleet in years at period end	5.6	4.9
TEU capacity at period end	405,100	352,700
Average remaining initial term on outstanding charters	6.4	7.1
Fleet utilization	98.9%	99.3%

(1)	Long-term debt related to operating vessels was $3.0 billion as at December 31, 2012 ($2.7 billion at December 31, 2011).

We began 2012 with 65 vessels in operation and, during the year ended December 31, 2012, accepted delivery of four vessels, bringing our fleet to a total of 69 vessels in operation as at December 31, 2012. During the year ended December 31, 2011, we accepted delivery of 10 vessels. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2012	2011	Days	%
Operating days	23,152	21,948	1,204	5.5%
Ownership days	23,399	22,106	1,293	5.8%

Financial Summary

	Year Ended December 31,		Change
	2012	2011	$	%
Revenue	$660,794	$565,610	$95,184	16.8%
Ship operating expenses	138,655	135,696	2,959	2.2%
Depreciation and amortization	165,541	140,354	25,187	17.9%
General and administrative expenses	24,617	16,818	7,799	46.4%
Operating lease	3,145	—	3,145	100.0%
(Gain) loss on vessels	(9,773)	16,237	(26,010)	(160.2)%
Interest expense	71,996	50,849	21,147	41.6%
Change in fair value of financial instruments	135,998	281,027	(145,029)	(51.6)%
Equity loss on investment	259	1,180	(921)	(78.1)%

Revenue

The increase in revenue for the year ended December 31, 2011 was due to an increase in operating days. The increase in revenue for the year ended December 31, 2012 was primarily due to an increase in operating days. The increase in operating days and the financial impact thereof for the year ended December 31, 2012 relative to the corresponding period in 2011, is attributable to the following:

	Operating Days Impact	$ Impact (in millions)
2012 vessel deliveries	1,092	$60.9
Full year contribution for 2011 vessel deliveries	1,380	66.1
Changes due to bareboat charters(1)	(1,221)	(24.2)
Change in daily charterhire rate and re-charters	—	(6.4)
Change in charterhire days	41	1.3
Scheduled off-hire	54	0.7
Unscheduled off-hire	(142)	(3.2)

Total	1,204	$95.2

(1)	Commencing in the fourth quarter of 2011, we bareboat chartered four 4800 TEU vessels to MSC. These transactions were accounted for as sales-type leases with the vessels being deemed disposed of and a gross investment in lease recorded, which is being amortized to income through revenue. Prior to the commencement of the bareboat charters, these vessels were on time charter to A.P. Møller-Mærsk. In the comparable periods in the prior year, the hire payments from the time chartering of these vessels to A.P. Møller-Mærsk A/S was included in revenue.

Vessel utilization was 98.9% for the year ended December 31, 2012, compared to 99.3% for the prior year. The decrease in vessel utilization for the year ended December 31, 2012 was primarily due to a 142 day increase in unscheduled off-hire. The unscheduled off-hire includes 118 days for the Seaspan Dalian, Seaspan Felixstowe, and Seaspan Ningbo. While the Seaspan Dalian and the Seaspan Felixstowe were off-charter, their scheduled dry-dockings were completed. There were also 22 days of unscheduled off-hire related to mechanical issues experienced onboard the COSCO Indonesia. During the year ended December 31, 2012 we completed six dry-dockings, which resulted in 80 days of scheduled off-hire for the following vessels:

Vessel	Commenced
Rio de Janeiro Express	Q1
CSCL Zeebrugge	Q1
COSCO Fuzhou	Q1
COSCO Yingkou	Q1
CSCL Long Beach	Q2
Seaspan Ningbo	Q3
Seaspan Dalian(1)	Q3
Seaspan Felixstowe(1)	Q3

(1)	Drydocking for these vessels were completed while the vessels were off-charter, as described above.

During the year ended December 31, 2011, we completed nine dry-dockings, which resulted in a total of 134 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Sao Paulo (1)	Q1
Jakarta Express	Q1
Saigon Express	Q1
Rio Grande Express	Q1
Lahore Express	Q2
Santos Express	Q2
Victor	Q2
CSCL Chiwan	Q3
Manila Express	Q4

(1)	CSCL Sao Paulo’s next dry-docking was originally scheduled for 2013. However, we combined the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking to 2016.

Our cumulative vessel utilization since our initial public offering in August 2005 through December 31, 2012 was 99.1%.

Ship Operating Expenses

Prior to our acquisition of the Manager, ship operating expense was comprised of fixed, daily, per vessel fees paid to the Manager for technical services. The amount of this technical services fee was established every three years. As a result of the acquisition, our consolidated ship operating expense now represents the direct operating costs of the vessels.

Our ship operating expenses, presented on a basis comparable to 2011, are as follows:

(In millions of USD, except per day amounts)	Year Ended December 31,		Change
	2012	2011	%
Ship operating expense, as reported	$138.7	$135.7	2.2%
Add: General and administrative component of technical services fee(1)	10.7	—	100.0%

Adjusted ship operating expense	$149.4	$135.7	10.1%

Ownership days	23,399	22,106	5.8%
Adjusted ship operating expense per day	$6,386	$6,138	4.0%

(1)	Prior to the acquisition of the Manager, the entire technical services fee was classified as ship operating expense. After the acquisition of the Manager, the Manager’s general and administrative expenses that previously would have been included in the technical services fee and reported as ship operating expense are now presented as general and administrative expenses.

Total ship operating expense, as reported, for the year ended December 31, 2012 of $138.7 million consists of $9.3 million of technical services fees paid to the Manager during the pre-acquisition period from January 1 to January 26, 2012, and $129.4 million of direct costs incurred during the post-acquisition period from January 27 to December 31, 2012.

Adjusted ship operating expense for the year ended December 31, 2012 increased by 10.1% compared to the prior year. Of the 10.1% increase, 5.8% was due to an increase in ownership days. The remaining increase was due primarily to an increase in ship operating expenses related to the addition of four 13100 TEU vessels during

2012. Larger TEU vessels are more expensive to operate therefore the increased cost of lubes, insurance and other operating costs associated with these vessels contributed to a higher ship operating expense per day.

Depreciation and Amortization

The increase in depreciation and amortization expense for the year ended December 31, 2012 was due primarily to the increase in the size of our fleet. Four vessels delivered in 2012 and a full year of depreciation was taken for the 10 vessels delivered in 2011. This increase was partially offset by a reduction in depreciation as four vessels were sold to MSC in 2011 and the Madinah was sold in 2012.

General and Administrative Expenses

For the year ended December 31, 2012, general and administrative expenses increased by $7.8 million to $24.6 million from $16.8 million for the same period of 2011. The increase was primarily attributable to a reclassification of $10.7 million in general and administrative expenses that would have been included in ship operating expense prior to the January 2012 acquisition of our Manager. Prior to the acquisition of our Manager, we were charged a portion of the Manager’s general and administrative expenses and the remainder of the Manager’s general and administrative expenses was included in the technical services fee and classified as ship operating expense. After the acquisition, based on the non-operating nature of the expenses, all of the Manager’s general and administrative expenses have been reclassified from ship operating expense to general and administrative expenses.

For the year ended December 31, 2012, stock compensation expense and integration costs increased compared to 2011 but were offset by a decrease in professional fees that were incurred in 2011 related to the acquisition of our Manager. In 2013, we granted SARs to our chief executive officer, Gerry Wang, which are described in “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang”. We expect to incur non-cash compensation expenses of $8.0 million and $3.0 million in 2013 and 2014, respectively, relating to these SARs awards. We expect to grant SARs to other members of management during 2013, which will also increase our non-cash compensation expenses for the applicable periods.

Operating Lease

On June 27, 2012, we sold the Madinah to a U.S. bank and are leasing the vessel back for approximately nine years. Prior to June 27, 2012, we owned the vessel and financed it with a term loan of $53.0 million which we entered into during November 2011. The $53.0 million term loan was repaid using the proceeds from the sale to the U.S. bank. During the year ended December 31, 2012, we incurred operating lease expense of $3.1 million for the six months of 2012 that we leased the Madinah. In 2011, we incurred interest expense of $0.4 million on the $53.0 million term loan instead of operating lease expense.

Gain / Loss on Vessels

The Madinah $53.0 million term loan credit facility matured on June 27, 2012. On June 27, 2012, we sold the Madinah to the U.S. bank for $52.1 million, the amount outstanding under the term loan which resulted in a non-cash gain on vessel of $9.8 million. The proceeds of this sale were used to fully repay the term loan. The loss of $16.2 million in 2011 resulted from the lease and sale of four vessels to MSC. The transactions were considered sales-type leases and were accounted for as a disposition of the vessels upon commencement of each lease.

Interest Expense

As at December 31, 2012, our long-term debt balance was $3.1 billion and our other long-term liabilities were $651.6 million. As at December 31, 2012, our operating debt balance was $3.0 billion. Interest expense was comprised primarily of interest incurred on long-term debt and other long-term liabilities at the variable rate calculated by reference to LIBOR plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The increase in interest expense for the year ended December 31, 2012, was primarily due to higher average operating debt and other long-term liabilities attributed to the delivery of four 13100 TEU newbuilding vessels in 2012. The average LIBOR for both the years ended December 31, 2012 and 2011 was 0.4%. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards.

Undrawn Credit Facility Fee

During the year ended December 31, 2012, the decrease in undrawn credit facility fees compared to 2011 was due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We incurred commitment fees ranging between 0.2% and 1.0% on our credit facilities, which are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 150.6%, or $5.2 million, to $8.6 million for the year ended December 31, 2012, from $3.4 million for the year ended December 31, 2011 primarily due to the delivery of four 13100 TEU newbuilding vessels in 2012 and the impact of the 10 vessel deliveries in 2011. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $136.0 million for the year ended December 31, 2012, compared to a loss of $281.0 million for the prior year. The change in fair value for the year ended December 31, 2012 was primarily due to decreases in the forward LIBOR curve and overall market changes in credit risk since December 31, 2011. The loss in 2011 was greater than the loss in 2012 primarily because the decreases in the forward LIBOR curve during 2011 were significantly larger, for tenors greater than one year, than the decreases in the forward LIBOR curve during 2012. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on the current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $137.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $18.0 million.

All of our interest rate swap agreements and our swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Loss on Investment

We have a 10.5% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2015. During 2011, we made a capital contribution of $2.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. We account for our investment in GCI using the equity method. The equity loss on investment of $0.3 million for the year ended December 31, 2012 represents our share of losses in GCI. Our equity loss in 2011 was $1.2 million due primarily to the organizational costs incurred to establish GCI.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following discussion of our financial condition and results of operations is for the years ended December 31, 2011 and 2010. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2011 and 2010.

Year Ended December 31,	2011	2010
Statement of operations data (in thousands of dollars):
Revenue	$565,610	$407,211
Operating expenses:
Ship operating	135,696	108,098
Depreciation and amortization	140,354	101,026
General and administrative	16,818	9,612
Loss on vessels	16,237	—

Operating earnings	256,505	188,475
Other expenses (income):
Interest expense	50,849	28,801
Interest income	(854)	(60)
Undrawn credit facility fee	4,282	4,515
Amortization of deferred charges	3,421	1,933
Change in fair value of financial instruments	281,027	241,033
Equity loss on investment	1,180	—

Net loss	$(83,400)	$(87,747)

Common shares outstanding at year end:	69,620,060	68,601,240
Per share data (in dollars):
Basic and diluted loss per Class A common share	$(2.04)	$(1.70)
Dividends paid per class A common share	$0.688	$0.450
Basic and diluted earnings (loss) per Class C common share	$—	$—
Dividends paid per Class C common share	$—	$—

Year Ended December 31,	2011	2010
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$239,864	$153,587
Investing activities	(625,253)	(782,448)
Financing activities	832,293	529,680

Net increase (decrease) in cash and cash equivalents	$446,904	$(99,181)

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$481,123	$34,219
Vessels	4,697,249	4,210,872
Other assets	269,344	132,137

Total assets	$5,447,716	$4,377,228

Other liabilities	189,788	58,186
Fair value of financial instruments	564,490	407,819
Deferred revenue	12,503	—
Long-term debt(1)	2,914,247	2,396,771
Other long-term liabilities	583,263	524,716
Shareholders’ equity	1,183,425	989,736

Total liabilities and shareholders’ equity	$5,447,716	$4,377,228

Other data:
Number of vessels in operation at period end	65	55
Average age of fleet in years at period end	4.9	4.7
TEU capacity at period end	352,700	265,300
Average remaining initial term on outstanding charters	7.1	6.9
Fleet utilization	99.3%	98.7%

(2)	Long-term debt related to operating vessels was $2.7 billion as at December 31, 2011 ($1.8 billion at December 31, 2010).

We began 2011 with 55 vessels in operation and, during the year ended December 31, 2011, accepted delivery of 10 vessels, bringing our fleet to a total of 65 vessels in operation as at December 31, 2011. During the year ended December, 31, 2010, we accepted delivery of 13 vessels. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Year Ended December 31,		Increase
	2011	2010	Days	%
Operating days	21,948	17,951	3,997	22.3%
Ownership days	22,106	18,184	3,922	21.6%

Financial Summary

	Year Ended December 31,		Change
	2011	2010	$	%
Revenue	$565,610	$407,211	$158,399	38.9%
Ship operating expenses	135,696	108,098	27,598	25.5%
Depreciation and amortization	140,354	101,026	39,328	38.9%
General and administrative expenses	16,818	9,612	7,206	75.0%
Interest expense	50,849	28,801	22,048	76.6%
Change in fair value of financial instruments	281,027	241,033	39,994	16.6%
Loss on vessels	16,237	—	16,237	100.0%
Equity loss on investment	1,180	—	1,180	100.0%

Revenue

The increase in operating days and the financial impact thereof for the year ended December 31, 2011 relative to the corresponding period in 2010, is attributable to the following:

	Operating Days Impact	$ Impact (in millions)
2011 vessel deliveries	2,270	$97.7
Full year contribution for 2010 vessel deliveries	1,891	63.9
Changes due to bareboat charters(1)	(239)	(4.7)
Change in daily charterhire rate and re-charters	—	0.3
Scheduled off-hire	(15)	(0.4)
Unscheduled off-hire	90	1.6

Total	3,997	$158.4

(1)	Commencing in the fourth quarter of 2011, we bareboat chartered four 4800 TEU vessels to MSC. These transactions were accounted for as sales-type leases with the vessels being deemed disposed of and a gross investment in lease recorded, which is being amortized to income through revenue. Prior to the commencement of the bareboat charters, these vessels were on time charter to A.P. Møller-Mærsk. In the comparable periods in the prior year, the hire payments from the time chartering of these vessels to A.P. Møller-Mærsk A/S was included in revenue.

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

Vessel	Commenced
CSCL Sao Paulo(1)	Q1
Jakarta Express	Q1
Saigon Express	Q1
Rio Grande Express	Q1
Lahore Express	Q2
Santos Express	Q2
Victor	Q2
CSCL Chiwan	Q3
Manila Express	Q4

(1)	CSCL Sao Paulo’s next dry-docking was originally scheduled for 2013; however, we combined the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking to 2016.

During the year ended December 31, 2010, we completed eight dry-dockings, which resulted in a total of 119 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Vancouver	Q1
CSAV Licanten(1)	Q2
CSCL Sydney	Q2
CSCL New York	Q2
CSCL Melbourne	Q3
New Delhi Express	Q3
CSCL Brisbane	Q3
Dubai Express	Q3

(1)	CSAV Licanten’s next dry-docking was originally scheduled for 2013; however, we combined the repairs of the vessel with an earlier dry-docking which defers the next scheduled dry-docking to 2015.

Our cumulative vessel utilization since our initial public offering in August 2005 through December 31, 2011 is 99.2%.

Ship Operating Expenses

The increase in ship operating expenses was mainly due to the increase in ownership days, and the dollar impact thereof, for the year ended December 31, 2011 was due to the following:

	Ownership Days Impact	$ Impact (in millions)
2011 vessel deliveries	2,270	$16.2
Full year contribution for 2010 vessel deliveries	1,891	11.7
Changes due to bareboat charters	(239)	(1.8)
Other operating expenses	—	0.2
Changes in extraordinary costs and expenses not covered by the fixed fee(1)	—	1.3

Total	3,922	$27.6

(2)

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

Depreciation and Amortization

The increase in depreciation and amortization expense for the year ended December 31, 2011 was due to the additional ownership days from the 10 deliveries in 2011 and a full period for the 13 deliveries in 2010.

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

Equity Loss on Investment

During the year ended December 31, 2011 we had an 11.1% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100 million during the investment period, which is anticipated to be until March 2015. During 2011, we made a capital contribution of $2.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. We account for our investment in GCI on the equity method. The equity loss on investment of $1.2 million for the year ended December 31, 2011 represents our share of losses in GCI.

Interest Expense

Interest expense was comprised of interest at the variable rate plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increase in interest expense for the year ended December 31, 2011, was primarily due to higher average operating debt balances compared to the comparable periods in the prior year. The average LIBOR for the years ended December 31, 2011 and 2010 was 0.4%. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on long-term debt for our vessels under construction was capitalized to the respective vessels under construction.

Undrawn Credit Facility Fee

During the year ended December 31, 2011, the decrease in undrawn credit facility fees was due to lower average undrawn balances on our credit facilities due to increased debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 1.0% on our credit facilities, which are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges relating to our financing fees increased by 77.0%, or $1.5 million, to $3.4 million for the year ended December 31, 2011, from $1.9 million for the year ended December 31, 2010. Financing fees on leases were deferred and amortized using the effective interest rate method over the term of the underlying obligation. Financing fees on credit facilities were deferred and amortized on a straight-line basis over the term of the facility based on amounts available under the facilities. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities are capitalized to the related vessels under construction.

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

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further information.

C.    Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2012, our cash and cash equivalents and short-term investments totaled $429.6 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayment, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment, lease payments, and open market repurchases of common shares. Our long-term liquidity needs primarily relate to vessel acquisitions, debt repayment and lease payments, open market repurchases of common shares, and the future potential redemption of our Series C and Series D Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016. The Series D Preferred Shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D Preferred Shares are redeemable by us at any time on or after January 30, 2018.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations, debt or equity financings. As of March 1, 2013, the estimated remaining installments on the 10 vessels we had contracted to purchase was approximately $759.5 million, which we will fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from our preferred share offerings. Future equity issuances may be considered for growth.

Our dividend policy heavily impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our Class A common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures, debt repayments, lease payments, and open market repurchases of common shares, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends on our Class A common shares in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our credit facilities and lease obligations as of December 31, 2012. In addition, our credit facilities and lease obligations are described in Notes 10 and 11, respectively, to our consolidated financial statements included in this report.

	Amount Outstanding(1)	Amount Committed	Amount Available
	(millions)	(millions)	(millions)
Credit Facilities
Revolving credit facilities(2) (3) (4)	$2,287.9	$2,475.2	$112.3
Term loan credit facilities	803.0	1,026.8	223.8

Total Credit Facilities(5)	3,090.9	3,502.0	336.1

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation) (6)	410.4	400.0	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	105.3	105.3	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	135.9	135.9	—

Total Lease Facilities	651.6	641.2	—

Total Credit and Lease Facilities	$3,742.5	$4,143.2	$336.1

(1)	Includes amounts owed by wholly owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.

(2)	During the year, one of our revolving credit facilities was amended to reduce the lenders’ commitment by $267.0 million, the undrawn amount under the facility. For more information about this amendment, please read “—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Developments —$1.3B Credit Facility Amendment”.

(3)	For one of our revolving credit facilities, we have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs.

(4)	Includes a $7.5 million line of credit which was undrawn as at December 31, 2012.

(5)	Long-term debt related to operating vessels was $3.0 billion as at December 31, 2012 and $2.7 billion as at December 31, 2011, with the remaining amount of our long-term debt under our credit facilities as of such dates relating to the construction of newbuilding vessels.

(6)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 64 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2012, our revolving credit facilities and term loans provided for borrowings of up to approximately $3.5 billion, of which approximately $3.1 billion was outstanding and $336.1 million was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of December 31, 2012. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or where the ratio of the loan-to-market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

Interest payments on our term loans, excluding three term loans totaling $15.0 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2012 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus margins, which was 0.7% as of December 31, 2012. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Amounts prepaid in accordance with these provisions may not be reborrowed.

Our Lease Facilities

We primarily use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our eight leased vessels, and are granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. Our operating lease is not included in this discussion of our lease facilities.

As at December 31, 2012, we had lease obligations of approximately $651.6 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, the lessee may voluntarily terminate a lease agreement. The lessee is also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, including, among others, a change in law which results in the lessor incurring a material liability or increased liability arising out of its ownership of the vessel beyond its liabilities on the commencement date of the lease and that does not entitle the lessor to increase the rental payment.

One of our subsidiaries is a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company. All of those vessels have been delivered and have commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line, and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest, and we have assigned to the lessor the earnings (including under the time charters for the vessels) and requisition hire for each vessel.

Certain Terms under our Credit and Lease Facilities

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

Our credit and lease facilities also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. We were in compliance with these covenants as at December 31, 2012.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

Year ended December 31, (In thousands of USD)	2012	2011	2010
Net cash flow from operating activities	$311,183	$239,864	$153,587
Net cash flow used in investing activities	(217,464)	(625,253)	(782,448)
Net cash flow from (used) in financing activities	(181,364)	832,293	529,680

Operating Cash Flows

Net cash flows from operating activities increased to $311.2 million for the year ended December 31, 2012, from $239.9 million for the year ended December 31, 2011. The increase of $71.3 million was primarily due to higher operating earnings before depreciation and working capital changes, which were partially offset by increased interest expense, net of amounts capitalized, as shown below:

Year ended December 31, 2012 (in millions)
Higher operating earnings before depreciation	$81.3
Higher swap settlements	(0.4)
Higher cash interest expense, net of amounts capitalized	(24.5)
Lower undrawn credit facility fees	2.8
Working capital changes	10.5
Other	1.6

Increase in net cash from operating activities over the same period in the prior year	$71.3

The higher operating earnings before depreciation resulted from the delivery of four additional vessels in 2012. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

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

Year ended December 31, 2011 (in millions)
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

Investing Cash Flows

Cash used in investing activities decreased to $217.5 million for the year ended December 31, 2012, from $625.3 million for the year ended December 31, 2011. The decrease of $407.8 million was primarily due to a reduction in expenditures on vessels from fewer deliveries during the year.

Cash used in investing activities decreased to $625.3 million for the year ended December 31, 2011, from $782.4 million for the year ended December 31, 2010. The decrease of $157.2 million was primarily due to the release of $65.0 million in restricted cash which was placed in a deposit account in 2010 and a reduction in expenditures paid on vessels.

Financing Cash Flows

Net cash flow used in financing activities was $181.4 million for the year ended December 31, 2012, compared to cash provided from financing activities of $832.3 million for the year ended December 31, 2011. The decrease in cash provided of $1,013.7 million was primarily due to lower net proceeds from the issuance of Series D Preferred Shares in 2012, compared to the issuance of Series C Preferred Shares in 2011, as well as a reduction of net draws in our credit facilities during 2012. We raised $74.7 million from the issuance of our Series D Preferred Shares in 2012 which was lower than the $344.5 million raised from the issuance of our Series C Preferred shares in 2011. We drew $487.9 million less on our credit facilities as we had fewer vessel deliveries in 2012 compared to 2011 and therefore required less financing. This was partially offset by additional repayments on credit facilities of $42.0 million over 2011. We also used cash of $172.8 million to repurchase 11.3 million of our Class A common shares related to our 2012 tender offer. We had a full year of dividend payments related to our Series C preferred dividends and also increased the dividend on our Class A common shares, resulting in additional cash used of $27.5 million in 2012.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately six years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In 2012 and 2011, we completed eight and nine dry-dockings, respectively. Of the 17 vessels dry-docked, 13 of them relate to vessels who underwent their first five-year dry-dock. In 2013 we expect five and two vessels to undergo their five and 10-year dry-dockings, respectively.

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

The following dividends were paid or accrued:

	Year ended December 31,
	2012	2011
	(dollars in thousands, except per share amounts)
Dividends on Class A common shares
Declared, per share	$0.938	$0.688
Paid in cash	51,772	34,375
Reinvested in common shares through DRIP	7,168	13,039

	$58,940	$47,414

Dividends on preferred shares
Series A, accrued	$34,195	$30,295

Series B, paid in cash	$—	$972

Series C, paid in cash	$33,250	$22,206

Series D, paid in cash	$—	$—

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends on our Class A common shares in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Dividends on our Series C Preferred Shares have accrued at a rate of 9.5% per annum from the date of issuance of such shares in January 2011. This rate is subject to adjustment pursuant to the Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C.

Dividends on our Series D Preferred Shares have accrued at a rate of 7.95% per annum from the date of issuance of such shares in December 2012. This rate is subject to adjustment pursuant to the Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.

D.    Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Amortization of Dry-Docking Activities

We defer costs incurred for dry-docking activities until the next scheduled dry-docking. Dry-docking of our vessels is performed every five years and includes major overhaul activities that are comprehensive and all encompassing. We have adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

The major components of routine dry-docking costs include: (1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (2) non-yard costs which includes the paint, technician service costs and parts ordered specifically for dry-dock; and (3) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

Repairs and maintenance normally performed on an operational vessel either at port or at sea are limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised. All repair and maintenance costs are expensed as incurred.

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

Impairment of Long-lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in vessels. At December 31, 2012, the net book value of our vessels, excluding vessels under construction, was $4.8 billion.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include, among others: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If there has been a general decline in the market value of vessels, we analyze our vessels for impairment to the extent that the decline in market value is expected to impact the future cash flows of the vessel. In cases where the vessel being analyzed is under a long-term charter party agreement, a decline in the current market value of the vessel may not impact the recoverability of its carrying value.

If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimate of undiscounted future cash flows is less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

There are two key variables that impact our estimate of future cash flows: (1) the length and rates of any current and future charters; and (2) the estimated costs of operating the vessels, including any required dry-dock expenditures. Cash flow estimates are based on current contractual rates, to the extent such information is available. Longer term rate estimates are based on our view of long-term supply and demand and consideration is given to various factors including, among others, estimates of changes in general economic conditions, future shipping capacity and the global industry cost structure. Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including costs of labor, insurance and bunkers, and availability of shipyards for dry-docking. Changes in these assumptions impact our estimates of future cash flows. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation rates related to our vessels.

During the past few years, the market values of vessels have experienced significant volatility, with substantial declines in many vessel classes. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying values.

We intend to continue to hold and operate our vessels. Based on our analysis, the estimated undiscounted future net cash flows for each vessel were in excess of each vessel’s carrying value, and accordingly, no impairment was recorded for vessels held for use as of December 31, 2012 and 2011.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2012. The charter-free market value of each of our vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel was sold. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless and until we either decide to sell the vessel for a loss, or determine that the vessel’s carrying amount is not recoverable. We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2012 and accordingly have not recorded an impairment charge.

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2012(1) (in millions)
COSCO Glory	13100	2011	2011	$164.8
COSCO Pride	13100	2011	2011	165.9
COSCO Development	13100	2011	2011	166.7
COSCO Harmony	13100	2011	2011	166.6
COSCO Excellence	13100	2012	2012	170.7
COSCO Faith	13100	2012	2012	170.9
COSCO Hope	13100	2012	2012	170.2
COSCO Fortune	13100	2012	2012	170.9
CSCL Zeebrugge	9600	2007	2007	95.5
CSCL Long Beach	9600	2007	2007	96.5
CSCL Oceania	8500	2004	2004	56.6
CSCL Africa	8500	2005	2005	57.1
COSCO Japan	8500	2010	2010	116.1
COSCO Korea	8500	2010	2010	116.4
COSCO Philippines	8500	2010	2010	116.6
COSCO Malaysia	8500	2010	2010	116.8
COSCO Indonesia	8500	2010	2010	117.4
COSCO Thailand	8500	2010	2010	119.6
COSCO Prince Rupert	8500	2011	2011	122.3
Alianca Itapoa	8500	2011	2011	122.6
MOL Emerald	5100	2009	2009	72.3
MOL Eminence	5100	2009	2009	73.1
MOL Emissary	5100	2009	2009	73.5
MOL Empire	5100	2010	2010	74.0
Brotonne Bridge	4500	2010	2010	88.8
Brevik Bridge	4500	2011	2011	90.3
Bilbao Bridge	4500	2011	2011	89.7
Berlin Bridge	4500	2011	2011	92.5
Budapest Bridge	4500	2011	2011	94.2
CSAV Licanten	4250	2001	2001	27.5
CSCL Chiwan	4250	2001	2001	28.2
Seaspan Ningbo	4250	2002	2002	30.2
Seaspan Dalian	4250	2002	2002	30.8
Seaspan Felixstowe	4250	2002	2002	31.3
CSCL Vancouver	4250	2005	2005	31.3
CSCL Sydney	4250	2005	2005	31.7
CSCL New York	4250	2005	2005	31.9
CSCL Melbourne	4250	2005	2005	40.9
CSCL Brisbane	4250	2005	2005	41.0
New Delhi Express	4250	2005	2005	44.3
Dubai Express	4250	2006	2006	44.7

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2012(1) (in millions)
Jakarta Express	4250	2006	2006	45.0
Saigon Express	4250	2006	2006	45.1
Lahore Express	4250	2006	2006	45.6
Rio Grande Express	4250	2006	2006	46.1
Santos Express	4250	2006	2006	46.2
Rio de Janeiro Express	4250	2007	2007	46.9
Manila Express	4250	2007	2007	47.1
CSAV Loncomilla	4250	2009	2009	56.9
CSAV Lumaco	4250	2009	2009	56.9
CSAV Lingue	4250	2010	2010	59.2
CSAV Lebu	4250	2010	2010	59.3
COSCO Fuzhou	3500	2007	2007	41.5
COSCO Yingkou	3500	2007	2007	42.3
CSCL Panama	2500	2008	2008	37.6
CSCL São Paulo	2500	2008	2008	37.9
CSCL Montevideo	2500	2008	2008	38.0
CSCL Lima	2500	2008	2008	38.0
CSCL Santiago	2500	2008	2008	38.0
CSCL San Jose	2500	2008	2008	38.2
CSCL Callao	2500	2009	2009	38.6
CSCL Manzanillo	2500	2009	2009	39.1
Guayaquil Bridge	2500	2010	2010	39.9
Calicanto Bridge	2500	2010	2010	40.2

Total				4,786.0

(1)	At December 31, 2012, except for the CSCL Oceania and the CSCL Africa, the charter-free market value is lower than the vessel’s carrying value. The aggregate carrying value of those vessels whose charter-free market value is lower than its carrying value is $4.7 billion. The estimated aggregate charter-free market value of these vessels is $2.8 billion. Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters. Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceeds the carrying values of the vessel at December 31, 2012.

Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units is estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of our Manager was tested for impairment at November 30, 2012. Based on the results of this test, the discounted cash flows substantially exceeded the carrying value of the reporting unit, which is considered to be our business as a whole. Key assumptions that impact the fair value of the reporting unit include our ability to utilize the vessels in the fleet and the charter rates the vessels earn when employed. Other key assumptions include the operating life of our vessels and our cost of capital.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap and swaption agreements within Level 2 of the fair value hierarchy as defined by U.S. GAAP.

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

None.

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

Off-charter. The period in which a ship is not in service under a time charter and, accordingly, we do not receive hire.

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

E.    Research and Development

Not applicable.

F.    Off-Balance Sheet Arrangements

As at December 31, 2012, we do not have any off-balance sheet arrangements.

G.    Contractual Obligations

As of December 31, 2012, our long-term undiscounted contractual obligations, including amounts payable under our credit facilities, consist of the following:

	Payments Due by Period (in thousands of dollars)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations(1)	$2,933,794	$53,884	$1,207,002	$257,288	$1,415,620
Purchase obligations for additional vessels	260,040	50,600	209,440	—	—
Lease obligations(2)	761,204	61,366	188,800	316,412	194,626
Operating lease	58,966	6,783	13,867	14,077	24,239

Total	$4,014,004	$172,633	$1,619,109	$587,777	$1,634,485

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.35% to 4.75% per annum, for which we have entered into interest rate swap agreements to fix the LIBOR at rates ranging from 5.0275% to 5.87% per annum. For the purpose of this table, principal repayments are determined based on contractual repayments in commitment reduction schedules for each related facility. Excludes expected interest payments of $29.3 million (less than 1 year), $48.6 million (1-3 years), $32.9 million (3-5 years) and $59.4 million (more than 5 years). Expected interest payments are based on LIBOR plus margins at December 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)	We, through wholly owned subsidiaries, have agreed to enter into leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels.

Item 6.	Directors, Senior Management and Employees

A.    Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of March 1, 2013, and their ages as of December 31, 2012 are listed below:

Name	Age	Position
Kyle R. Washington	42	Co-Chairman of the Board of Directors
Gerry Wang	50	Chief Executive Officer and Co-Chairman of the Board of Directors
Peter Curtis	54	Chief Operating Officer
Sai W. Chu	46	Chief Financial Officer
Mark Chu	45	General Counsel and Director, Corporate Finance
Rob Grool	55	President, Fleet Management of SSML
John C. Hsu	49	Director
George H. Juetten	65	Director
Peter Lorange	69	Director
Harald H. Ludwig	58	Director
David Lyall	56	Director
Nicholas Pitts-Tucker	61	Director
Graham Porter	42	Director
Peter S. Shaerf	58	Deputy Chair of the Board of Directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of our Manager, Seaspan Management Services Limited, and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of the Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of our Manager in August

2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Peter Curtis. Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by our Manager, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

Sai W. Chu. Sai W. Chu was appointed as our chief financial officer in June 2007 and as our corporate secretary in January 2011. Mr. Chu was appointed chief financial officer of Seaspan Container Lines Limited in May 2005 and has served as a director and/or executive officer of certain of our Manager’s operating subsidiaries since May 2005, after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990.

Mark Chu. Mark Chu was appointed as our general counsel and director, corporate finance in March 2012. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

Rob Grool. Rob Grool was appointed president, fleet management of SSML in February 2012. Mr. Grool started his career with shipowners Vroon in Breskens, Holland, and built, operated and chartered livestock carriers for Saudi Livestock Transport & Trading in Saudi Arabia between 1982 and 1987. He was subsequently appointed fleet manager at Van Nievelt Goudriaan & Co in Rotterdam. In 1991, Mr. Grool joined third-party ship manager and managing owners Hanseatic Shipping Co. (part of the Schulte Group) in Cyprus as the technical director, and was later appointed a joint managing director. In 2002, he joined the Wallem Group Ltd. in Hong Kong, where he was group managing director until December 2011, overseeing a fleet of approximately 350 ships, including tankers, bulkers, containerships, car carriers and reefer ships. Mr. Grool obtained a Master’s degree in marine engineering and maritime economy from Delft University of Technology in Holland.

John C. Hsu. John C. Hsu was appointed as a director in April 2008 and is co-chair of our compensation and governance committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan listed) and Oak Maritime, Inc., of which he is currently a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly listed securities, hedge funds, and private equity investments. He is chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC Solutions provider). From 2003 to 2010, he was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and a Master of Business Administration from Columbia University, and is fluent in Japanese and Mandarin.

George H. Juetten. George H. Juetten was elected by our Series A Preferred Shareholders as a director on July 25, 2009 and has served as chair of our audit committee since September 19, 2009. Prior to his election, Mr. Juetten was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2008. Washington Group International was an integrated engineering, construction and management services company that was listed on the New York Stock Exchange. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was with Price Waterhouse from 1969 to 1993 and became an audit partner in 1980, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and the College of Idaho. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is a member of the American Institute of Certified Public Accountants. As a director elected by our Series A Preferred Shareholders, Mr. Juetten is not a member of any of our board of director’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

Peter Lorange. Peter Lorange was appointed as a director in August 2005. Since August 1, 2009, Mr. Lorange is chairman, president and chief executive officer of Lorange Institute of Business Zurich, a leading European business school, focusing on the Executive Master’s segment as well as on Executive Education. He was formerly president of IMD from July 1, 1993 to April 1, 2008, and before that was president of the Norwegian School of Management in Oslo. He was Professor of Strategy at IMD and held the Nestlé Chair of Strategic Management and then the Kristian Gerhard Jebsen Chair of International Shipping. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, The William H. Wurster Center for International Management Studies, and was also The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Marsoft International A/S, Preferred Global Health, and Global Praxis. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University and his Doctor of Business Administration degree from Harvard University.

Harald H. Ludwig. Harald Ludwig was elected by our Series A Preferred shareholders as a director in August 2012. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School. As a director elected by the our Series A Preferred shareholders, Mr. Ludwig is not a member of any of our board’s three classes of directors, which members are elected to hold office for a term of three years or until a successor is elected and qualifies.

David Lyall. David Lyall was appointed as a director in May 2012. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100 percent employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is co-chair of the compensation and governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a founder, director and current Head of the Finance Subcommittee of Riders for Health, an organization dedicated to providing reliable transport to remote rural African health networks. In 2010, Mr. Pitts-Tucker was appointed to the Executive Council of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of our Manager and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of our Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, an investment firm based in Hong Kong which, through its affiliated companies, holds shares in us and in other shipping ventures. He graduated with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia.

Peter S. Shaerf. Peter S. Shaerf was elected as a director in August 2005 and is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as Deputy Chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Mr. Shaerf is Co-Chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. Government sponsored Marine National Advisory Council Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

B.    Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash, and as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2012, each non-employee member of our board of directors received an annual cash retainer of $60,000. Mr. Washington also received $40,000 for his service during 2012 as co-chairman of our board of directors and Peter Shaerf received $30,000 for his service during 2012 as deputy chairman of our board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each conflicts committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the nominating and corporate governance committee received an annual payment of $10,000 and each member of the nominating and corporate governance committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each nominating and governance committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. In July 2012, the nominating and governance committee was dissolved and the board of directors designated the compensation committee as the compensation and governance committee. Each member of the compensation and governance committee was a member of the compensation committee or the nominating and governance committee prior to July 2012, and the co-chairs of the compensation and governance committee were previously the chairs of the compensation committee and the nominating and governance committee, respectively. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee received a payment of $1,500 per meeting.

For 2012, our non-employee directors also received an annual retainer of $100,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plans.”

Officers who also serve as directors do not receive compensation for their services as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any committee.

During the years ended December 31, 2012 and 2011, we paid to our directors and management (14 persons in 2012 and 11 persons in 2011) aggregate cash compensation of approximately $5.0 million and $3.3 million, respectively. The amount for 2012 includes amounts paid to our officers, but does not include amounts to be paid to Mr. Wang for his annual target performance bonus pursuant to his amended and restated employment agreement, which is described below. The amount for 2011 includes a cash bonus paid to Peter Curtis, our chief operating officer for services provided to our Manager prior to our acquisition of our Manager in January 2012. Prior to the acquisition of our Manager in January 2012, we were only allocated a portion of these compensation expenses. We do not have a retirement plan for members of our management team or our directors.

Prior to March 2011, Mr. Wang served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in GCI, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. In December 2012, Mr. Wang’s agreement with SSML was terminated and we entered into an amended and restated employment agreement and transaction services agreement with Mr. Wang. Mr. Wang’s amended and restated employment agreement provides that he will receive an annual target performance bonus. For more information about Mr. Wang’s employment agreement, including information about the award of SARs we granted to Mr. Wang in connection with the amended and restated employment agreement, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire in December 2015. On January 1, 2012, each of our non-employee directors was awarded 7,900 restricted shares, which vested on January 1, 2013 (except for two directors who were appointed during the year and awarded restricted shares on a pro-rata basis). In 2012, we also granted an aggregate of 40,000 phantom share units to our executive officers, other than our chief executive officer, under the Plan. These grants are subject to a three-year annual vesting period which began on January 1, 2013.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2012 will be included as part of our Proxy Statement, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.    Board Practices

General

As of December 31, 2012, our board of directors consisted of 10 members. Except for George H. Juetten and Harald H. Ludwig, who were appointed by the holders of our Series A Preferred Shares on July 25, 2009 and August 1, 2012, respectively, and who do not belong to a class of directors, the board of directors is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	Our Class I directors are Kyle R. Washington, Nicholas Pitts-Tucker and David Lyall and their term expires in 2015;

•

Our Class II directors are Gerry Wang, Peter Lorange and Graham Porter and their term expires in 2013. Mr. Lorange has determined not to stand for re-election as a director. Mr. Wang and Mr. Porter have each been nominated by our board of directors for re-election at the 2013 annual meeting of shareholders. The board also nominated Harald H. Ludwig as a Class II director for election at the 2013 annual meeting of shareholders. Mr. Ludwig has agreed to resign as a director appointed by the holders of our Series A Preferred Shares if he is elected as a Class II director at the 2013 annual meeting of shareholders; and

•	Our Class III directors are Peter S. Shaerf and John C. Hsu and their term expires in 2014.

Our co-chairmen are Gerry Wang and Kyle R. Washington. Our deputy chairman is Peter Shaerf.

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

Committees

The board of directors currently has the following three committees: audit committee, compensation and governance committee and conflicts committee. Until July 2012, the board of directors had separate compensation and nominating and governance committees. In July 2012, the nominating and governance committee was dissolved and the board of directors designated the compensation committee as the compensation and governance committee. The membership of the committees during 2012 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2012, the board of directors held six meetings, the audit committee held four meetings, the compensation and governance committee held four meetings, the compensation committee held nine meetings, the conflicts committee held nine meetings, and the nominating and corporate governance committee held three meetings. The conflicts committee was actively involved in the acquisition of our Manager, in early 2012.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2012, our audit committee members were George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the board of directors has determined that George H. Juetten qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation and governance committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee consists of John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. The compensation and governance committee: (i) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (ii) produces a report on executive compensation which is included in our proxy statement; (iii) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; (iv) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee; and (v) performs such other functions as the board of directors may assign to the committee from time to time .

Prior to July 2012, each of the compensation and nominating and corporate governance committees was composed entirely of directors who satisfied applicable NYSE independence standards. Our compensation committee consisted of John C. Hsu (chair), George H. Juetten and Peter S. Shaerf. Our nominating and corporate governance committee consisted of Nicholas Pitts-Tucker (chair), John C. Hsu and George H. Juetten.

Our conflicts committee consists of Peter S. Shaerf (chair), David Lyall, Peter Lorange and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards, other than Mr. Lorange, whom the board of directors has determined has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us and has been deemed by the board of directors to be independent from us. Please read “—Exemptions from NYSE Corporate Governance Rules”.

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

•

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. As a foreign private issuer these rules do not apply to us. We have a compensation and governance committee that consists of four directors, all of whom satisfy NYSE standards for independence. NYSE standards for domestic companies require that an independent committee evaluate and recommend to the board of directors nominees to serve as directors. Our board of directors, rather than a committee, nominates director candidates.

D.    Employees

As of December 31, 2012, approximately 2,500 seagoing staff serve on the vessels that we manage and approximately 200 staff serve on shore. Prior to the acquisition of our Manager, our Manager and certain of its subsidiaries provided us with all of our employees (other than our chief executive officer).

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common and preferred shares by:

•	each of our current directors;

•	each of our current named executive officers; and

•	all our current directors and all current named executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to March 1, 2013.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter(3)	5,295,519	8.4%	20,000	10.0%	8.8%
Kyle R. Washington(4)	3,881,366	6.1%	12,000	6.0%	6.1%
Gerry Wang(5)	1,864,508	3.0%	—	—	2.2%
Peter Lorange(6)	120,434	*	—	—	*
Sai W. Chu	97,105	*	—	—	*
Peter S. Shaerf	75,617	*	—	—	*
George H. Juetten	56,303	*	—	—	*
John C. Hsu	37,610	*	—	—	*
Nicholas Pitts-Tucker	27,397	*	—	—	*
Peter Curtis(7)	24,076	*	—	—	*
David Lyall(8)	11,161	*	—	—	*
Harald H. Ludwig(9)	9,412	*	—	—	*
Mark Chu(10)	2,000	*	—	—	*
All executive officers and directors as a group (13 persons)	11,502,508	18.2%	32,000	16.0%	17.7%

(1)	Percentages are based on the 63,164,530 common shares that were issued and outstanding on February 15, 2013.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 20,699,890 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 15, 2013.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Thetis Holdings Ltd., or Thetis. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about January 31, 2013.

(4)	The number of common and Series A Preferred Shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle Roy Washington 1999 Trust II and Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 15, 2013.

(5)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to us by Mr. Wang on or about January 31, 2013.

(6)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to us by Mr. Lorange on or about February 8, 2013.

(7)	Mr. Curtis was appointed as our chief operating officer on February 8, 2012. This information is based on information provided to us by Mr. Curtis on or about February 27, 2013.

(8)	Mr. Lyall was appointed as a director on May 12, 2012. This information is based on information provided to us by Mr. Lyall on or about February 15, 2013.

(9)	Mr. Ludwig was appointed as a director on August 1, 2012. This information is based on information provided to us by Mr. Ludwig on or about February 5, 2013.

(10)	Mr. Chu was appointed as our general counsel and director, corporate finance on March 1, 2012. This information is based on information provided to us by Mr. Chu on or about February 4, 2013.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common and Series A Preferred Shares by each person known by us to be a beneficial owner of more than 5% of the common shares or Series A Preferred Shares. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about March 1, 2013.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Dennis R. Washington(3)	15,142,115	24.0%	160,000	80.0%	37.8%
Graham Porter(4)	5,295,519	8.4%	20,000	10.0%	8.8%
Copper Lion, Inc. (5)	7,917,896	12.5%	20,000	10.0%	11.9%

(1)	Percentages are based on the 63,164,530 common shares that were issued and outstanding on February 15, 2013.

(2)	Percentages are based on the 20,699,890 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 15, 2013.

(3)	The number of common and Series A Preferred Shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 15, 2013.

(4)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Thetis Holdings Ltd., or Thetis. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about January 31, 2013.

(5)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 1999 Trust II. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 15, 2013.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares. The major shareholders of our common shares also hold Series A Preferred Shares, which have additional voting rights.

As of December 31, 2012, a total of 22,016,836 of our Class A common shares were held by 56 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the provision of services by our directors and executive officers, the sale and purchase of our common and preferred equity securities, the management of the vessels in our fleet by our Manager and our acquisition of our Manager in January 2012, and our investment in GCI. We may enter into related party transactions from time to time in the future. We have a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member. Until we acquired it in January 2012, Mr. Wang had an ownership interest in our Manager, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington. Please read “—Management Agreements” and “—Acquisition of Seaspan Management Services Limited.” In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.” Prior to March 2011, Mr. Wang was an employee of SSML, our indirect subsidiary, and his compensation (other than any awards under our long-term incentive plan) was set and paid by such subsidiary. In March 2011, Mr. Wang entered into an amended and restated employment agreement with SSML and a new employment agreement with us, which became effective January 1, 2011. We amended and restated Mr. Wang’s employment agreement in December 2012.

Kyle R. Washington, co-founder and co-chairman of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. Affiliated entities of Kyle R. Washington and of his brother Kevin L. Washington had ownership interests in our Manager prior to our acquisition of it in January 2012. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI, and GCI has granted the Washington Member a right of first refusal on containership investment opportunities, which applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Mr. Washington serves on the board of GCI as the representative of the Washington Member and is a non-voting member of the Transaction Committee of GCI.

Graham Porter is one of our directors. In March 2011, we entered into an agreement with Mr. Porter, Seaspan Advisory Services Limited and SSML that terminated a restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction. An affiliated entity of Mr. Porter had ownership interests in our Manager until our acquisition of our Manager in January 2012, and an affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.” Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions.” Mr. Porter also serves on the board of managers of GCI and is a voting member of the Transaction Committee of GCI. In addition, Mr. Porter and his affiliates control Tiger Group Investments, or Tiger Group, and Tiger Ventures Limited, which have provided certain financial services to us. Please read “—Arrangements and Fees with Tiger Group Entities.”

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by Thetis, an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our co-chairman, co-founder and chief executive officer.

The purchase price for the acquisition included a base purchase price of $54.0 million and adjustments for settlement of intercompany balances, plus additional payments, each a Fleet Growth Payment, as described below, for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) after December 12, 2011 and prior to August 15, 2014 by us, GCI or the Washington Member, or by affiliates of any such parties, and which containerships are to be managed by our Manager or one of our controlled affiliates after the acquisition. For accounting purposes, under U.S. GAAP, the purchase price is required to be valued at the acquisition date. Therefore, the closing share price on the day prior to acquisition of $15.85 per share was used to value the Class A common shares at $66.9 million.

The base purchase price was paid and any Fleet Growth Payments are paid in shares of our Class A common stock, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition, or the Per Share Value. For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment includes the issuance of 39,081 shares (equal to the quotient of $0.5 million divided by the Per Share Value). Fleet Growth Payments are paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter.

Shares of Class A common stock issued to the owners of our Manager in payment for the base purchase price are subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments are not subject to lock–up agreements. Under the lock–up agreements, the owners and certain of their affiliates are restricted from transferring 100% of these shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years from our acquisition of our Manager. The owners of our Manager are permitted to transfer all shares from the acquisition among themselves and to Deep Water, which is our largest shareholder and is controlled by Dennis R. Washington.

The conflicts committee of our board of directors, which committee is composed of independent directors, with the assistance of financial and legal advisors, reviewed and approved the acquisition of our Manager on the terms described above.

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager and its subsidiaries. The Manager was owned, prior to our acquisition of it in January 2012, by affiliates of Kyle R. Washington, Gerry Wang and Graham Porter. Prior to the acquisition, we incurred the following aggregate costs under our management agreements with our Manager and its subsidiaries:

	January 1-27,	Year Ended December 31, (in thousands of dollars)
	2012	2011	2010
Technical services	$9,700	$135,381	$108,046
Administrative and strategic services	5	72	72
Reimbursed expenses	305	4,074	3,087
Newbuilding construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	100	2,056	1,864

Omnibus Agreement

In connection with our initial public offering, we entered into an omnibus agreement with our Manager, certain of our Manager’s subsidiaries, Norsk Pacific Steamship Company Limited, a company within the Washington Marine Group, or Norsk, and Seaspan Marine Corporation, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The omnibus agreement included non-competition provisions that applied to our Manager and its subsidiaries, Norsk and Seaspan Marine Corporation, and certain rights of first offer on containerships for us and the other contracting parties. We amended this agreement in March 2011 in connection with our investment in GCI. In January 2012, in connection with the acquisition of our Manager, we amended and restated the omnibus agreement to provide that the non-competition and other provisions of the original omnibus agreement, as amended, do not apply to our Manager or any of its controlled affiliates. Under the amended and restated omnibus agreement, the non-competition and other provisions apply only to Seaspan Marine Corporation, Norsk and their controlled affiliates.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose, Members and Exclusivity

Formed in March 2011, GCI invests primarily in newbuilding and existing maritime containership assets that are primarily strategic to Greater China. The members of GCI are (i) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (ii) the Washington Member, (iii) the Tiger Member and (iv) GC Industrial. As of March 1, 2013, GCI had ordered eight newbuilding vessels and two existing vessels, which are scheduled for delivery during 2014 and 2015. The newbuilding vessels are subject to long-term time-charter contracts with Hanjin, MOL and Yang Ming and the existing vessels are subject to short-term time-charter contracts with MOL.

Until the earliest of (i) March 14, 2016, (ii) dissolution of GCI and (iii) consummation of a sale of GCI, GC Industrial and its subsidiaries shall only invest in containerships through GCI.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. The Tiger Member will contribute services to GCI, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment will be reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced. We believe that containership opportunities currently are more favorable than those for tankers and bulkers.

As at December 31, 2012, the Seaspan Member has made capital contributions of $2.0 million to GCI.

Distributions

GCI’s available cash is distributed as and when determined by GCI’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial. Accordingly, he has an indirect economic interest in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers initially consisting of up to nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who are Gerry Wang and Graham Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman of our board of directors, Mr. Wang, and our director, Mr. Porter, each provide services to GCI and GC Industrial and pursue investment opportunities for GCI and GC Industrial.

GCI has a Transaction Committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The voting members of the Transaction Committee are Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on GCI’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member does not have a designee on the Transaction Committee, although Mr. Washington provides to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

We, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we will provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides GCI with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally is entitled to (1) charter fees equal to 1.0% of the monthly gross charter revenue from GCI vessels, (2) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (3) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. Carlyle is entitled to transaction, financing and management fees pursuant to a consulting agreement.

Drag-Along Rights

GC Industrial will have customary “drag-along” rights, which will permit it to require other members to join in on sales by it to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of their interest based on the members’ respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

Rights of First Refusal and First Offer

Right of First Refusal

We have a right of first refusal relating to GCI’s containership investment opportunities, or Container Investment Opportunities. We believe that all Containership Investment Opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will run through the right of first refusal. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by GCI. In addition, we have rights of first offer relating to certain containerships that GCI and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Prior to August 15, 2014, we may exercise our right of first refusal with respect to 100% of the vessels comprising Container Investment Opportunities, and on or after August 15, 2014 with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

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

Our right of first refusal will terminate upon the earlier of:

•	March 31, 2015;

•	the date on which GCI is dissolved or liquidated;

•

GCI’s election to terminate, given in writing to us and the Washington Member at any time after any of August 15, 2011, 2012, 2013 or 2014, if we have exercised our right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if we have provided notice to GCI of such event, GCI must notify us whether it elects to terminate the right of first refusal within 90 days after receipt of our notice), subject to certain exceptions;

•

consummation of an initial public offering of any equity securities of GCI or any of its subsidiaries; provided, however, that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to GCI and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of GCI or of assets representing at least 75% of the consolidated net asset value of GCI and its subsidiaries.

Rights of First Offer

We have certain rights of first offer if GCI intends to sell or otherwise dispose of one or more containerships (other than in connection with an initial public offering or a sale of GCI). If GCI rejects our offer, it may only sell the vessels to a third party, generally within 180 days of its notice to us, and only for consideration greater than that offered by us. This right of first offer terminates upon the termination of our right of first refusal described above.

Our right of first offer on Washington Member vessels is generally similar to our right of first offer GCI vessels, and applies to certain transfers or sales of any containerships acquired by the Washington Member pursuant to its right of first refusal from GCI. The Washington Member right of first offer terminates after 10 years.

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang serves as our chief executive officer and has previously served as the chief executive officer of SSML. As described above under “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2012 Developments—Amended and Restated Employment Agreement with CEO Gerry Wang” we entered into amended and restated employment and transaction services agreements with Mr. Wang in December 2012, which agreements supersede our previous employment and transaction services agreements with him. Mr. Wang’s employment agreement with SSML was also terminated.

Pursuant to our amended employment agreement with Mr. Wang, he continues to serve as our chief executive officer, with the term of Mr. Wang’s employment with us extended until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated. The amended transaction services agreement becomes effective following any termination of Mr. Wang’s employment with us and also expires upon termination of our right of first refusal with GCI.

Mr. Wang’s amended employment agreement with us provides that he receives an annual base salary of $1.25 million, an annual housing allowance of $0.25 million and an annual target performance bonus of $1.2 million, payable 50% in cash and 50% in our common shares. In addition, Mr. Wang receives transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang. The transaction fees are paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. As of December 31, 2012, Mr. Wang had received transaction fees of approximately $0.5 million.

In connection with the amended employment agreement, we granted to Mr. Wang an award of SARs, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the application base price for such tranche for any 20 consecutive trading days on or before the expiration date for such tranche. Mr. Wang may exercise each vested tranche of SARs and receive common shares with a value equal to the spread between the applicable base price and the fair market value of the common shares on the exercise date.

	Number of SARs	Base Price		Expiration Date
Tranche 1	1,846,154	US$	21.50	December 7, 2015
Tranche 2	1,898,734	US$	24.00	December 7, 2016
Tranche 3	1,929,260	US$	26.50	December 7, 2017

Total:	5,674,148

The SARs are being expensed by tranche over each tranche’s derived service period. We believe we will recognize the compensation expense relating to the SARs prior to expiration of the term of Mr. Wang’s employment.

Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2015 and 120 days after the exercise date with respect to such common shares. If Mr. Wang’s employment is terminated by us with cause or Mr. Wang terminates his employment without good reason, all unvested SARs will be forfeited and all vested SARs will remain exercisable until the applicable expiration date. Upon termination of Mr. Wang’s employment for any other reason, all unvested SARs will remain outstanding and be eligible for future vesting and exercise, and all vested SARs will remain exercisable until their applicable expiration date. Vesting of the SARs would accelerate in the event of a merger, tender offer or similar change of control transaction in which the amount to be paid to holders of common shares in connection with such transaction exceeds the base price for the applicable tranches of SARs.

Mr. Wang devotes the amount of his time to us that is reasonably necessary to perform his duties, with the understanding that he also provides services to GCI, GC Industrial and the Tiger Member. Pursuant to the employment agreement, we have reduced Mr. Wang’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity.

Either party may terminate Mr. Wang’s employment agreement at any time, with or without cause. If during the period of Mr. Wang’s employment, the right of first refusal granted to us by GCI is terminated, Mr. Wang has agreed to resign from our board of directors at our request. Under the agreement that Mr. Wang entered into in March 2011 with us, the restrictive covenant agreement, dated August 8, 2005, among SSML, us and Mr. Wang, was terminated, including a post-employment two-year non-competition restriction.

Upon any termination of Mr. Wang’s employment agreement with us before termination of our right of first refusal with GCI, he will continue to provide certain strategic services pursuant to the transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive fees equal to 1.25% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. The transaction fees will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to our omnibus agreement (which contains exceptions for the provision of services to GCI and GC Industrial, among other entities) he may also compete with us. Please read “—Omnibus Agreement.” The transaction services agreement will expire upon the termination of the right of first refusal granted to us by GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated.

A total of 1,397,190 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement entered into in March 2011 in connection with our investment in GCI. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their existing shares for three years, and 25% of such shares for a fourth year, in each case commencing March 14, 2011. Please read “—Acquisition of Seaspan Management Services Limited” for a description of the lock-up agreement entered into by Mr. Wang in connection with the acquisition of our Manager. In addition, Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2015 and 120 days after the exercise date with respect to such common shares, as described above.

We have agreed to register the SARs Mr. Wang earns under his amended employment agreement and the shares that he earns under the amended transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis, Sai W. Chu, Mark Chu and Rob Grool have employment arrangements with SSML.

Arrangements and Fees with Tiger Group Entities

In connection with certain financial transactions involving us, Tiger Group and Tiger Ventures Limited have received fees for consulting services and certain other services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group and Tiger Ventures Limited are controlled by Graham Porter, one of our directors. During the years ended December 31, 2010, 2011 and 2012, we paid aggregate consulting and arrangement fees of $1.7 million, $1.9 million and $1.8 million, respectively, to Tiger Group and Tiger Ventures Limited.

Graham Porter Agreement

In March 2011, in connection with our investment in GCI, we entered into an agreement with our director Graham Porter pursuant to which we have reduced Mr. Porter’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Please read “—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle —Rights of First Refusal and Offer Agreements.”

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

In March 2011, in connection with our investment in GCI, we also entered a transaction services agreement with Gerry Wang and a financial services agreement with Tiger Ventures Limited, pursuant to which we entered into registration rights agreements with each of Mr. Wang and Tiger Ventures Limited. In December 2012, we amended and restated Mr. Wang’s transaction services agreement. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang” for more information. Under these registration rights agreements, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by Mr. Wang or Tiger Ventures Limited of the common shares earned pursuant to the transaction services agreement or financial services agreement, as applicable. Mr. Wang and Tiger Ventures Limited also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under these agreements, we are obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions.

In January 2012, in connection with the acquisition of our Manager, we entered into a registration rights agreement pursuant to which we are obligated to register for resale under the U.S. Securities Act of 1933, as amended, all shares of our common stock issued to the former owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments.

Series A Preferred Share Offering

In January 2009, we issued a total of 200,000 of our Series A Preferred Shares to certain investors, including entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors. The initial liquidation preference of the Series A Preferred Shares is $1,000 per share, subject to adjustment. No dividend is payable in respect of the Series A Preferred Shares until March 31, 2014. Instead, the liquidation preference of the Series A Preferred Shares increases at a rate of 12% per annum until January 31, 2014, compounded quarterly. If on January 31, 2014, the Series A Preferred Shares have not converted into Class A common shares, the liquidation preference of the Series A Preferred Shares will increase at a rate of 15% per annum, compounded quarterly. Commencing on March 31, 2014, the holders of our Series A Preferred Shares may elect to receive cash dividends in lieu of such guaranteed increases in liquidation preference. The Series A Preferred Shares will automatically convert into Class A common shares at a conversion price of $15.00 per share at any time on or after January 31, 2014 if the average closing price of the trailing 30 trading days of the Class A common shares is equal to or greater than $15.00 per share. If at any time on or after January 31, 2014, the average closing price over the trailing 30 trading days of our Class A common shares is less than $15.00 per share, we have the option to convert the Series A Preferred Shares at a conversion price of $15.00 per share and pay the holders of the Series A Preferred Shares 115% of the difference between the conversion price and average closing price of the trailing 30 trading days of the Class A common shares, payable in cash or Class A common shares at our option.

Upon any liquidation or dissolution of us, holders of the Series A Preferred Shares are generally entitled to receive the cash value of the liquidation preference of the Series A Preferred Shares, including any accrued but unpaid dividends, after satisfaction of all liabilities to our creditors but before any distribution is made to or set aside for the holders of junior stock, including our Series C and D Preferred Shares and Class A common shares.

In general, the holders of the Series A Preferred Shares are entitled to vote together with the holders of Class A common shares on an as-converted basis on any matter submitted for a vote of Class A common shares. In addition, the holders of the Series A Preferred Shares, voting as a separate class, have the right to approve: any future issuance of senior or parity stock (except that we may freely issue additional Series A Preferred Shares up to an aggregate amount of $115 million); certain redemptions of our capital stock; certain amendments of our Articles of Incorporation, bylaws or the statement of designation for the Series A Preferred Shares; or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, sale or other disposition of all or substantially all of our assets. In addition, subject to certain exceptions, the holders of the Series A Preferred Shares have preemptive rights to prevent dilution and the right to elect up to two members of our board of directors, who are currently George H. Juetten and Harald H. Ludwig.

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share. From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, from the first quarter of 2011 to the fourth quarter of 2011, our quarterly dividend was $0.188 per share, and from the first quarter of 2012 to the fourth quarter of 2012, our dividend was $0.25 per share. In February 2013, our board of directors approved an increase in the quarterly common share dividend to $0.3125 per share, which dividend will be subsequently declared for the quarter ending March 31, 2013.

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

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends on our Class A common shares in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

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

There are a number of factors that could affect the dividends on our Class A common shares common shares in the future. Many of these factors could also affect our ability to pay dividends on our Series C and Series D Preferred Shares. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, among others, the following:

•	we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our ability to pay dividends is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•

while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends on our Class A common shares, our board of directors could modify or revoke this policy at any time;

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

Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent In Our Business—” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.    Significant Changes

None.

Item 9.	The Offer and Listing.

Our common shares are traded on the NYSE under the symbol “SSW”. The following table sets forth the high and low prices for the common shares on the NYSE for the periods indicated.

	High	Low
January 1, 2008 to December 31, 2008	31.40	4.37
January 1, 2009 to December 31, 2009	13.07	5.12
January 1, 2010 to December 31, 2010	15.05	9.22
January 1, 2011 to December 31, 2011	21.33	10.21
January 1, 2012 to December 31, 2012	19.98	13.50
First quarter 2011	19.74	12.53
Second quarter 2011	21.33	14.42
Third quarter 2011	16.68	11.05
Fourth quarter 2011	14.77	10.21
First quarter 2012	19.98	13.50
Second quarter 2012	17.99	14.20
Third quarter 2012	18.00	14.50
Fourth quarter 2012	17.20	14.73
September 2012	17.00	15.58
October 2012	16.49	15.60
November 2012	17.20	14.73
December 2012	16.97	15.75
January 2013	18.90	16.46
February 2013	20.15	18.73
March 1 through March 15 2013	20.95	18.86

Our Series C Preferred Shares are traded on the NYSE under the symbol “SSW PR C”. The following table sets forth the high and low prices for the Series C Preferred Shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 2, 2011 to December 31, 2011	29.33	25.03
First quarter 2011 (February 2 through March 31)	26.99	25.50
Second quarter 2011	29.33	26.50
Third quarter 2011	28.00	25.03
Fourth quarter 2011	27.90	25.25
First quarter 2012	28.17	26.80
Second quarter 2012	28.09	26.50
Third quarter 2012	28.22	26.60
Fourth quarter 2012	29.02	26.95
September 2012	28.17	27.50
October 2012	29.02	27.55
November 2012	28.30	26.95
December 2012	28.09	27.12
January 2013	28.08	27.25
February 2013	27.87	26.51
March 1 through March 15 2013	27.95	27.59

Our Series D Preferred Shares are traded on the NYSE under the symbol “SSW PR D”. The following table sets forth the high and low prices for the Series D Preferred Shares on the NYSE since the date of listing for the periods indicated.

	High	Low
December 21, 2012 to December 31, 2012	25.35	24.97
January 2013	25.84	25.20
February 2013	25.75	25.42
March 1 through March 15 2013	25.77	25.58

Item 10.	Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws are filed as Exhibit 1.2 to this Annual Report. In connection with our Series A Preferred Share Offering, Series B Preferred Share Offering, Series C Preferred Share Offering and Series D Preferred Share Offering, we filed Statements of Designation with respect to our Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. In connection with our shareholder rights agreement, we filed a Statement of Designation with respect to our Series R Participating Preferred Stock. Under the BCA, the Statements of Designation are deemed amendments to our Articles of Incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Bylaws.

We have in place a shareholder rights agreement that would have the effect of delaying, deferring or preventing a change in control of Seaspan. We entered into the original shareholder rights agreement in August 2005. In April 2011, we amended and restated the shareholder rights agreement. The amended and restated shareholder rights agreement, including the Series R Statement of Designation, has been filed as Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011. In connection with acquisition of our Manager in January 2012, we amended the amended and restated shareholder rights agreement. Amendment No. 1 to the amended and restated shareholder rights agreement has been filed as Exhibit 4.6 to our Report on Form 6-K filed with the SEC on January 30, 2012. Amendment No. 2 to the amended and restated shareholder rights agreement has been filed on Form 8-A12B filed with the SEC on December 27, 2012. The amended and restated shareholder rights agreement, as amended, is hereby incorporated by reference into this Annual Report.

Pursuant to the shareholder rights agreement, our board of directors declared a dividend for each outstanding Class A common share of one common share purchase right, or a Right, to purchase following a

Distribution Date (as defined in the shareholder rights agreement) for $25.00, or the Exercise Price, subject to certain exceptions and adjustments, a fraction (1/1000th) of one share of our Series R Participating Preferred Stock, which fraction has similar economic terms as one Class A common share. If (i) a person or a group of persons beneficially owns 20% or more of our common shares or (ii) Dennis R. Washington (our largest shareholder), Kyle R. Washington (our Co-Chairman), Kevin L. Washington, and certain members of their families and their affiliates, in the aggregate, beneficially own 70% or more of our Class A common shares (excluding certain shares issued under our dividend reinvestment plan as described below), then each Right will entitle the holder (other than such 20% or more or 70% or more shareholders) to purchase a number of our Class A common shares with a fair market value equal to twice the product of the Exercise Price multiplied by the number of 1/1000th of Series R Participating Preferred Stock for which such Right could have been exercised. If after such 20% or more or 70% or more ownership threshold has been met, we merge into another company, or we sell more than 50% of our assets or earning power, then each holder of a Right, other than such 20% or 70% or more shareholders, will be entitled to purchase at the Exercise Price, a number of common shares of the surviving entity which has a then current market value of twice the Exercise Price. The Rights will expire on August 8, 2015, unless we extend the expiration date or unless the Rights are earlier redeemed or exchanged by us. The Rights dividend was paid on August 12, 2005 to the shareholders of record on that date and attaches to all subsequently issued Class A common shares.

For the Washington family and affiliates, Class A common shares acquired following January 1, 2013 pursuant to their participation in our dividend reinvestment plan with respect to any cash dividends paid on the Class A common shares or Series A Preferred Shares through and for the quarter ending March 31, 2015 are excluded from the percentage ownership calculation described above. The Washington family has agreed to fully participate in the dividend reinvestment plan until March 15, 2015.

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

(q) Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A, filed with the SEC on April 19, 2011, as amended by Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on January 30, 2012, and Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.3 to Form 8-A12B, filed with the SEC on December 27, 2012.

(r) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(s) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(t) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(u) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

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

(bb) Amended and Restated Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.42 herewith.

(cc) Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on March 14, 2011.

(dd) Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.43 herewith.

(ee) Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.44 herewith.

(ff) Stock Appreciation Rights and Grant Notice between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.45 herewith.

(gg) Letter Agreement Terminating SMSL Employment Agreement between Seaspan Corporation, Seaspan Ship Management Ltd. and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.46 herewith.

(hh) Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on March 14, 2011.

(ii) Graham Porter Letter Agreement, dated March 14, 2011, previously filed as Exhibit 4.9 to Form 6-K, filed with the SEC on March 14, 2011.

(jj) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(kk) Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on January 30, 2012.

(ll) Form of Lockup Agreement, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on January 30, 2012.

(mm) Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on January 30, 2012.

(nn) Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on January 30, 2012.

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

E.    Taxation

Material U.S. Federal Income Tax Considerations

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

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is: (i) a U.S. citizen or U.S. resident alien; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail in the paragraph below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S.

Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim dividends received deductions with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income and generally will be treated as “passive category income,” or in the case of certain types of U.S. Holders, “general category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock that is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our shares will be (i) treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (ii) generally treated as U.S. source income or loss, as applicable, for foreign tax credit purposes. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including gain from the disposition of our shares.

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

Consequences of Possible PFIC Classification

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (i) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income (e.g., dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) or (ii) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce passive income, or are held for the production of passive income. For purposes of determining whether we are a PFIC, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.

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

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends payable on our shares, although ordinary earnings could be allocated to a shareholder in the taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

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

•

the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS and would be required to comply with all other applicable filing requirements with respect to the U.S. Holder’s shares. In addition, if the U.S. Holder is an individual who dies while owning our shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non- U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected with that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (i) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the shareholder maintains in the United States) or (ii) the shareholder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of shares is deemed to be effectively connected with that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of our shares to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or corporate distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against the shareholder’s liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing U.S. federal income tax return with the IRS.

Marshall Islands Tax Considerations

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

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this Annual Report, that we believe are relevant to holders of shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). Holders that are United States limited liability companies should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a particular taxation year if our principal business in that year is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for that year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of that year. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

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

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2012, our floating-rate borrowings totaled $3.2 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.5 billion. These interest rate swaps have a fair value of $41.0 million in our favor and $606.7 million the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2012 that are sensitive to changes in interest rates. See notes 10 and 11 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
	2013	2014	2015	2016	2017	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	53,884	262,934	944,069	108,186	149,102	1,415,620
Lease Facilities:
Bearing interest at variable interest rates(2)	11,427	13,684	14,534	15,419	16,408	169,748

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

(2)	Includes repayments for amounts yet to be funded of $nil.

As of December 31, 2012, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of December 31, 2012 (in thousands of dollars)	Maximum Notional Amount(1) (in thousands of dollars)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.1750%	644,649	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021(3)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(3)(4)
5.2000%	94,080	96,000	December 18, 2006	October 2, 2015
5.4975%	59,700	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)	Prospectively de-designated as an accounting hedge on January 31, 2008.

(3)	Prospectively de-designated as an accounting hedge on September 30, 2008.

(4)	We have entered into a swaption agreement with a bank (“Swaption Counterparty A”) whereby Swaption Counterparty A has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

We have entered into swaption agreements with a bank (“Swaption Counterparty B”) whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2012, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2012. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

In December 2012, we issued 3.1 million 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. The Series D Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series D Preferred Shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A common shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012.

In connection with acquisition of our Manager in January 2012, we amended our amended and restated shareholder rights agreement. Amendment No. 1 to the amended and restated shareholder rights agreement was filed as Exhibit 4.6 to our Form 6-K filed with the SEC on January 30, 2012. In December 2012, we entered into Amendment No. 2 to our amended and restated shareholder rights agreement, which was filed as Exhibit 4.3 to our Form 8-A12B filed with the SEC on December 27, 2012.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

As permitted by SEC guidance, we did not include our January 2012 acquisition of the Manager in our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2012. As of December 31, 2013, we will be required to assess the effectiveness of the internal controls of the Manager, in addition to those of our existing business. Prior to its acquisition by us, the Manager was a privately held company. The Manager had net assets of $52.6 million, revenues of nil and operating expenses of $135.8 million, which we included in our consolidated financial statements as of and for the year ended December 31, 2012.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal controls over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2012 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2012, we implemented a new accounting system. The new accounting system was implemented to achieve a consistent and integrated financial reporting system and further strengthens the company’s internal controls over financial reporting. There were no other significant changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that George Juetten qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder. Please contact our chief financial officer Sai W. Chu for any such request at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong China, Fax: +852-2540-1689.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2012 was KPMG LLP, Chartered Accountants.

In 2012 and 2011, the fees rendered by the accountants were as follows:

	2012	2011
Audit Fees	$731,600	$570,000
Audit-Related Fees	5,000	52,000
Tax Fees	157,000	290,200
All Other Fees	—	49,500

	$893,600	$961,700

Audit Fees

Audit fees for 2012 include fees related to our annual audit, quarterly reviews, procedures related to the acquisition of our Manager, accounting consultations and fees related to the public offering of our Series D Preferred Shares. Audit fees for 2011 include fees related to our annual audit, the annual audit of one of our indirectly wholly owned subsidiaries, quarterly reviews, accounting consultations and fees related to the public offering of our Series C Preferred Shares.

Audit-Related Fees

Audit-related fees for 2012 include Sarbanes-Oxley Act related consultation services related to the acquisition of our Manager. Audit-related fees for 2011 include Sarbanes-Oxley-related consultation services on the purchase of the Manager and our information technology system conversion project.

Tax Fees

Tax fees for 2012 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns. Tax fees for 2011 are primarily for tax consultation services related to Series C preferred shares and our investment in GCI, in addition to general tax consultation services.

All Other Fees

All other fees for 2011 relate to consultation services related to enterprise risk management.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2012 and 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
January 19, 2012	11,300,000	15.00	—	—
May 2012	22,100	14.8289	22,100	49,672,281
July 2012	94,401	14.8698	116,501	48,268,594
November 2012	31,600	14.9349	148,101	47,796,653

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that six of our 10 current directors (being John C. Hsu, George H. Juetten, David Lyall, Harald Ludwig, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies. Our board of directors has also determined that Peter Lorange, who has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, is independent from us. This is the general NYSE independence standard. Our board of directors has not applied the NYSE three-year look-back test relating to Mr. Lorange’s interim service as an officer of certain of our subsidiary companies in deeming Mr. Lorange to be independent.

•

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. As a foreign private issuer these rules do not apply to us. We have a compensation and governance committee that each consists of four directors, all of whom satisfy NYSE standards for independence. NYSE standards for domestic companies require that an independent committee evaluate and recommend to the board of directors nominees to serve as directors. Our board of directors, rather than a committee, nominates director candidates.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

SEASPAN CORPORATION

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Consolidated Notes to the Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Form 20-F (File No. 333-32591), filed with the SEC on March 26, 2012).

1.3	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

1.4	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.5	Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

1.6	Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, dated December 12, 2012 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

1.7	Statement of Designation of the Series R Participating Preferred Stock, dated April 19, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on April 19, 2011).

2.4	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.5	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Specimen of Share Certificate of Seaspan Corporation Cumulative Preferred Shares—Series B (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

2.7	Specimen of Share Certificate of Seaspan Corporation 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

2.8	Specimen of Share Certificate of Seaspan Corporation 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

4.1	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

Exhibit Number	Description
4.3	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.4	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.5	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.6	Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.7	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.8	Amended and Restated Credit Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and Fortis Capital, with Citigroup Global Markets Limited, Credit Suisse, Landesbank Hessen-Thüringen, DnB Nor Bank ASA, Fortis Capital Corp. as Mandated Lead Arrangers with Fortis Capital Corp. as Facility Agent, dated as of May 11, 2007 (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 23, 2007).

4.9	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.10	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.11	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
4.12	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.13	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.14	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.15	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.16	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.17	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.18	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.19	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.20	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description
4.21	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.23	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

4.24	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

4.25	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.26	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.27	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.28	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.29	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.30	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.31	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.32	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.33	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.34	Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A (File No. 1-32591), filed with the SEC on April 19, 2011.

Exhibit Number	Description
4.35	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.36	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.37	Form of Lockup Agreement (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.38	Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.39	Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.40	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.41	Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.41	Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.3 to Form 8-A12B (File No. 1-32591), filed with the SEC on December 27, 2012).

4.42*	Amended and Restated Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012.

4.43*	Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012.

4.44*	Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012.

4.45*	Stock Appreciation Rights Grant Notice and Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012.

4.46*	Letter Agreement Terminating SMSL Employment Agreement between Seaspan Corporation, Seaspan Ship Management Ltd. and Gerry Wang, dated December 7, 2012.

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

Exhibit Number	Description
13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Seaspan Management Services Limited (note 3) during 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, the acquired business internal control over financial reporting associated with net assets of $52.6 million, revenues of $nil million and operating expenses of $135.8 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of these acquired businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012, and our report dated March 18, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

March 18, 2013

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

March 18, 2013

Vancouver, Canada

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2012 and 2011

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$393,478	$481,123
Short-term investments	36,100	—
Accounts receivable	9,573	6,837
Prepaid expenses	20,902	17,398
Gross investment in lease (note 5)	15,977	14,640

	476,030	519,998
Vessels (note 6)	4,863,273	4,697,249
Deferred charges (note 7)	43,816	45,917
Gross investment in lease (note 5)	79,821	95,798
Goodwill (note 3)	75,321	—
Other assets (note 8)	71,561	88,754
Fair value of financial instruments (note 18(b))	41,031	—

	$5,650,853	$5,447,716

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 15(a))	$49,997	$47,400
Current portion of deferred revenue (note 9)	25,111	23,257
Current portion of long-term debt (note 10)	66,656	81,482
Current portion of other long-term liabilities (note 11)	38,542	37,649

	180,306	189,788
Deferred revenue (note 9)	7,903	12,503
Long-term debt (note 10)	3,024,288	2,914,247
Other long-term liabilities (note 11)	613,049	583,263
Fair value of financial instruments (note 18(b))	606,740	564,490

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 65,000,000 shares authorized; 17,305,000 shares issued and outstanding (2011- 14,200,000)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 63,042,217 shares issued and outstanding (2011—69,620,060)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2011—nil)
Class C common shares; $0.01 par value; 100 shares authorized; nil shares issued and outstanding (2011—100)	804	838
Treasury shares	(312)	—
Additional paid in capital	1,859,068	1,860,979
Deficit	(594,153)	(622,406)
Accumulated other comprehensive loss	(46,840)	(55,986)

	1,218,567	1,183,425

	$5,650,853	$5,447,716

Commitments and contingent obligations (note 16)

Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Revenue	$660,794	$565,610	$407,211

Operating expenses:
Ship operating (note 4)	138,655	135,696	108,098
Depreciation and amortization	165,541	140,354	101,026
General and administrative	24,617	16,818	9,612
Operating lease	3,145	—	—
(Gain) loss on vessels (notes 5 and 6)	(9,773)	16,237	—

	322,185	309,105	218,736
Operating earnings	338,609	256,505	188,475

Other expenses (income):
Interest expense	71,996	50,849	28,801
Interest income	(1,190)	(854)	(60)
Undrawn credit facility fees	1,516	4,282	4,515
Amortization of deferred charges (note 7)	8,574	3,421	1,933
Change in fair value of financial instruments (note 18b)	135,998	281,027	241,033
Equity loss on investment (note 8(b))	259	1,180	—
Other expenses	151	—	—

	217,304	339,905	276,222

Net earnings (loss)	$121,305	$(83,400)	$(87,747)

Earnings (loss) per share (note 13):
Class A common share, basic	$0.84	$(2.04)	$(1.70)
Class A common share, diluted	0.81	(2.04)	(1.70)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Net earnings (loss)	$121,305	$(83,400)	$(87,747)

Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period relating to cash flow hedging instruments	9,146	12,175	13,086

Comprehensive income (loss)	$130,451	$(71,225)	$(74,661)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2012, 2011 and 2010

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2009	67,734,811	100	200,000	—	—	—	$677	$2	$—	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Series B preferred shares issued	—	—	—	260,000	—	—	—	3	—	25,997	—	—	26,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	—	(104)	—	—	(104)
Shares issued through dividend reinvestment program (note 12)	708,325	—	—	—	—	—	7	—	—	7,693	—	—	7,700
Share-based compensation (note 14):
Restricted class A common shares and phantom share units issued	158,104	—	—	—	—	—	2	—	—	2,668	—	—	2,670
Net loss	—	—	—	—	—	—	—	—	—	—	(87,747)	—	(87,747)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	13,086	13,086
Dividends on class A common shares ($0.45 per share)	—	—	—	—	—	—	—	—	—	—	(30,658)	—	(30,658)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	—	—	632	(1,409)	—	(777)

Balance, December 31, 2010, carried forward	68,601,240	100	200,000	260,000	—	—	$686	$5	$—	$1,526,822	$(469,616)	$(68,161)	$989,736

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2012, 2011 and 2010

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2010, brought forward	68,601,240	100	200,000	260,000	—	—	$686	$5	$—	$1,526,822	$(469,616)	$(68,161)	$989,736
Redemption of Series B preferred shares (note 12)	—	—	—	(260,000)	—	—	—	(3)	—	(27,470)	2,873	—	(24,600)
Series C preferred shares issued (note 12)	—	—	—	—	14,000,000	—	—	140	—	349,860	—	—	350,000
Fees and expenses in connection with preferred shares	—	—	—	—	—	—	—	—	—	(9,750)	—	—	(9,750)
Premium on issuance of Series C preferred shares	—	—	—	—	—	—	—	—	—	4,289	—	—	4,289
Shares issued through dividend reinvestment program (note 12)	975,620	—	—	—	—	—	10	—	—	13,029	—	—	13,039
Share-based compensation (note 14):
Restricted class A common shares and phantom share units issued	43,200	—	—	—	—	—	—	—	—	2,528	—	—	2,528
Net loss	—	—	—	—	—	—	—	—	—	—	(83,400)	—	(83,400)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	12,175	12,175
Dividends on class A common shares ($0.6875 per share)	—	—	—	—	—	—	—	—	—	—	(47,414)	—	(47,414)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	—	—	841	(1,813)	—	(972)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	—	(22,206)	—	(22,206)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	830	(830)	—	—

Balance, December 31, 2011, carried forward	69,620,060	100	200,000	—	14,000,000	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2012, 2011 and 2010

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2011, carried forward	69,620,060	100	200,000	—	14,000,000	—	$696	$142	—	$1,860,979	$(622,406)	$(55,986)	$1,183,425
Series D preferred shares issued (note 12)	—	—	—	—	—	3,105,000	—	31	—	77,594	—	—	77,625
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	—	(2,929)	—	—	(2,929)
Shares issued through dividend reinvestment program (note 12)	474,249	—	—	—	—	—	5	—	—	7,163	—	—	7,168
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units and stock appreciation rights issued	194,714	—	—	—	—	—	3	—	—	4,025	—	—	4,028
Other share-based compensation	—	—	—	—	—	—	—	—	—	839	—	—	839
Net earnings	—	—	—	—	—	—	—	—	—	—	121,305	—	121,305
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	9,146	9,146
Dividends on class A common shares ($0.9375 per share)	—	—	—	—	—	—	—	—	—	—	(58,940)	—	(58,940)
Shares repurchased, including related expenses	(11,448,101)	—	—	—	—	—	(114)	—	—	(172,698)	—	—	(172,812)
Shares issued and retired on acquisition (note 3)	4,220,728	(100)	—	—	—	—	42	—	—	83,233	—	—	83,275
Treasury shares	(19,433)	—	—	—	—	—	(1)	—	(312)	—	—	—	(313)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	—	(33,250)	—	(33,250)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	862	(862)	—	—

Balance, December 31, 2012	63,042,217	—	200,000	—	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash from (used in):

Operating activities:
Net earnings (loss)	$121,305	$(83,400)	$(87,747)
Items not involving cash:
Depreciation and amortization	165,541	140,354	101,026
Share-based compensation (note 14)	4,779	3,278	2,670
Amortization of deferred charges (note 7)	8,574	3,421	1,933
Amounts reclassified from other comprehensive loss to interest expense	8,310	11,670	12,797
Unrealized change in fair value of financial instruments	11,215	156,671	127,374
(Gain) loss on vessels	(9,773)	16,237	—
Equity loss on investment (note 8(b))	259	1,180	—
Changes in assets and liabilities:
Accounts receivable and prepaid expenses	26,639	(4,962)	(4,142)
Other assets and deferred charges	(5,846)	(11,860)	(8,622)
Accounts payable and accrued liabilities	(18,247)	13,225	7,489
Deferred revenue	(2,746)	6,328	909
Other long-term liabilities (note 11)	1,173	(12,278)	(100)

Cash from operating activities	311,183	239,864	153,587

Financing activities:
Preferred shares issued, net of issue costs (note 12)	74,700	344,539	25,896
Preferred shares redeemed, including costs (note 12)	—	(24,600)	—
Draws on credit facilities (note 10)	113,672	601,577	513,625
Repayment of credit facilities (note 10)	(44,569)	(2,619)	—
Other long-term liabilities (note 11)	(53,516)	(19,061)	21,250
Shares repurchased, including related expenses (note 12)	(172,812)	—	—
Financing fees (note 7)	(3,817)	(9,990)	(7,356)
Dividends on common shares	(51,772)	(34,375)	(22,958)
Dividends on preferred shares	(33,250)	(23,178)	(777)
Swaption premium payment	(10,000)	—	—

Cash from (used in) financing activities	(181,364)	832,293	529,680

Investing activities:
Expenditures for vessels	(209,599)	(621,947)	(715,640)
Short term investments	(35,737)	—	—
Cash acquired on acquisition of Seaspan Management Services Ltd. (note 3)	23,911	—	—
Restricted cash	5,000	—	(65,000)
Intangible assets	(1,039)	(1,342)	(1,808)
Investment in affiliate	—	(1,964)	—

Cash used in investing activities	(217,464)	(625,253)	(782,448)

Increase (decrease) in cash and cash equivalents	(87,645)	446,904	(99,181)
Cash and cash equivalents, beginning of year	481,123	34,219	133,400

Cash and cash equivalents, end of year	$393,478	$481,123	$34,219

Supplementary information (note 15(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

1.	General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

2.	Summary of significant accounting policies:

(a)	Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and all of its subsidiaries, which are wholly-owned. The Company’s subsidiaries were formed to secure financing for the Company. As of December 31, 2012, the following subsidiaries, which are directly or indirectly wholly-owned, are counterparties to financing:

•	Seaspan Finance I Co. Ltd.;

•	Seaspan Containership 2181 Ltd.;

•	Seaspan Containership 2180 Ltd.;

•	Seaspan Containership 2177 Ltd.;

•	Seaspan Containership S452 Ltd.;

•	Seaspan 140 Ltd.;

•	Seaspan YZJ 983 Ltd.;

•	Seaspan YZJ 985 Ltd.; and

•	Seaspan YZJ 993 Ltd.

On January 27, 2012, the Company acquired Seaspan Management Services Limited (“the Manager”). See note 3 for a description of the acquisition. The following additional subsidiaries are being consolidated from the date of acquisition:

•	Seaspan Management Services Limited;

•	Seaspan Ship Management Ltd.;

•	Seaspan Crew Management Ltd.;

•	Seaspan Advisory Services Limited; and

•	Seaspan Crew Management India Private Limited.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings (loss) is included in earnings and added to or deducted from the cost of the investment.

All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Foreign currency translation:

The functional and reporting currency is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the financial reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in earnings.

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the predecessor upon completion of the Company’s initial public offering were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is provided on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

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

(f)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

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

(g)	Goodwill and intangible assets:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

Intangible assets with finite lives are amortized over their useful lives. Intangible assets with finite lives are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

(h)	Deferred financing fees:

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

(i)	Revenue recognition:

Revenue from time charter is recognized each day the vessel is on-hire and when collection is reasonably assured. Cash received in excess of earned revenue is recorded as deferred revenue.

For capital leases that are sales-type leases, the difference between the gross investment in lease and the present value of its components, i.e. the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease.

(j)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and swaptions to reduce the Company’s exposure to changing interest rates on its credit and lease facilities.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

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

By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

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

The Company has granted restricted shares, phantom share units and stock appreciation rights (“SARs”) to certain of its officers and directors as compensation. Compensation cost is measured at their grant date fair values. Under this method, restricted shares and phantom share units are measured based on the quoted market price of the Company’s Class A common shares at date of the grant, and SARs are measured at fair value using the Monte Carlo model. The fair value of each grant is recognized straight-line over the requisite service period.

(m)	Earnings per share:

The Company had multiple classes of common shares with different participation rights and applied the two-class method to compute basic earnings per share (“EPS”) until the acquisition and cancellation of those shares in January, 2012.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted EPS is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method is used to compute the dilutive effect of the Company’s Series A preferred shares. Under this method, dividends applicable to the Series A preferred shares are added back to earnings attributable to common shareholders, and the Series A preferred shares and paid-in kind dividends are assumed to have been converted at the share price applicable at the end of the period. The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive. The dividends recorded in the financial statements that were applicable to the Series B preferred shares reduced the earnings available to common shareholders. The dividends applicable to the Series C and D preferred shares reduce the earnings available to common shareholders, even if not declared, since the dividends are cumulative.

(n)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel useful lives, expected salvage values and the recoverability of the carrying value of vessels which are subject to future market events, carrying value of goodwill and the fair value of interest rate derivative financial instruments and share-based awards. Actual results could differ from those estimates.

(o)	Comparative information:

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

3.	Acquisition of Seaspan Management Services Limited:

On January 27, 2012, the Company acquired 100 percent of the Manager, an affiliated privately owned company that has provided technical, administrative and strategic services to the Company. The Company’s acquisition of the Manager has increased its control over access to the fixed-rate services that the Manager provides to the Company on a long-term basis, and reduced certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price was $106,518,000, including:

4,220,728 of the Company’s Class A common shares	$66,899
Contingent consideration	18,437
Settlement of intercompany balances	20,022
Stock based compensation (note 14)	1,160

Aggregate purchase price	$106,518

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

Under the Share Purchase Agreement, $7,500,000 or 586,212 shares of Class A common shares were deposited in escrow for settlement of potential indemnifiable damages. The escrowed shares were released January 30, 2013, the end of the escrow period.

The value of the Company’s Class A common shares issued was determined based on the closing market price of those common shares on January 26, 2012.

The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, Greater China Intermodal Investments LLC (the “Vehicle”) or Blue Water Commerce, LLC (collectively, the “Contingency Parties”) after December 12, 2011 and prior to August 15, 2014 and which are to be managed by the Manager or the Company. The fair value of the contingent consideration is based on the estimated containership orders and acquisitions of each of the Contingency Parties prior to August 15, 2014. No contingent shares are issuable at December 31, 2012.

For the year ended December 31, 2012, the Company incurred $1,184,000 of acquisition-related costs that have been included in general and administrative expense in the Company’s consolidated statements of operations.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	$23,911
Current assets	34,892
Other assets	5,998
Capital assets	679
Goodwill	75,321

Total assets acquired	140,801
Debt assumed	5,000
Current liabilities	29,124
Other long-term liabilities	159

Net assets acquired	$106,518

The goodwill of $75,321,000 arising from the acquisition is attributable to the workforce of the acquired business and the synergies expected to arise after the Company’s acquisition of the Manager. Goodwill increased from our preliminary estimate of $66,662,000 due primarily to a revision in our estimate of contingent consideration from $9,953,000 to $18,437,000. All of the goodwill was assigned to Seaspan Corporation, which is the reporting unit management has determined the goodwill to be associated with. The goodwill is not expected to be deductible for tax purposes.

(a)	Pro forma information:

If the acquisition of the Manager had occurred as of January 1, 2011, the pro forma operating results would not be materially different from the pre-acquisition results reported by the Company.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

4.	Related party transactions:

Prior to the acquisition of the Manager on January 27, 2012, the ultimate beneficial owners of the Manager directly and indirectly owned common shares, or common shares and preferred shares, of the Company.

The Company had management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services—The Manager was responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee did not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services—The Manager provided administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company also reimbursed all reasonable expenses incurred by the Manager in providing these services to the Company.

The following are technical service fees that were charged under the management agreements in place up to the acquisition date:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	5	6,916
4800	4	50	*
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	8	8,545

*	Prior to the amendment, the Company was paying $7,848 per vessel per day while the vessel was being time chartered (note 5).

The Company incurred the following costs under the management agreements with the Manager which were incurred prior to the date of acquisition:

	2012(1)	2011	2010
Technical services	$9,700	$135,381	$108,046
Dry-dock activities included in technical services	421	5,855	4,673
Administrative and strategic services	5	72	72
Reimbursed expenses	305	4,074	3,087
Construction supervision	100	2,056	1,864

(1)	Relate to the 26 days prior to acquisition

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

The Company incurred the following costs with the Manager and parties related thereto:

	2012	2011	2010
Consulting services	$—	$84	$192
Arrangement fee	1,790	1,832	1,500
Technical service fees advance	—	2,947	—
Transaction fee	123	369	—

As at December 31, 2012, the Company had amounts due from related parties of $1,501,000 (December 31, 2011—nil) included in accounts receivables.

5.	Gross investment in lease:

	2012	2011
Gross investment in lease	$95,798	$110,438
Current portion	(15,977)	(14,640)

	$79,821	$95,798

The Company entered into an agreement with MSC Mediterranean Shipping Company S.A. (“MSC”) to bareboat charter four 4800 TEU vessels for a five-year term, beginning from the vessel delivery dates that occurred in October and November 2011. At the end of each five-year lease term, MSC has agreed to purchase the vessels for $5,000,000 each. Each transaction is considered a sales type lease and accounted for as a disposition of vessels upon delivery of each vessel.

In 2011, the Company recorded gross proceeds of $112,808,000 as a gross investment in lease, $18,551,000 as deferred revenue, $822,000 as broker commissions and legal costs and removed the net book value of the vessels of $109,672,000, resulting in a total loss on vessels of $16,237,000.

6.	Vessels:

December 31, 2012	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,550	$553,582	$4,785,968
Vessels under construction	77,305	—	77,305

Vessels	$5,416,855	$553,582	$4,863,273

December 31, 2011	Cost	Accumulated depreciation	Net book value
Vessels	$4,684,325	$394,994	$4,289,331
Vessels under construction	407,918	—	407,918

Vessels	$5,092,243	$394,994	$4,697,249

During the year, the Company capitalized interest costs of $2,983,000 (2011—$12,952,000; 2010—$27,871,000) to vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

On June 1 2012, the $53,000,000 term loan credit facility with a U.S. bank matured upon expiration of the UASC Madinah time charter. On June 27, 2012, the Company sold the UASC Madinah to that U.S. bank for $52,104,000, the amount outstanding under the term loan resulting in a gain on vessel of $9,773,000. The Company is leasing the vessel back for approximately nine years under an operating lease.

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2010	$6,212	$31,395	$37,607
Cost incurred	7,251	9,990	17,241
Amortization expensed	(2,367)	(3,421)	(5,788)
Transfer on loss on vessels (note 5)	(1,726)	—	(1,726)
Amortization capitalized	—	(1,417)	(1,417)

December 31, 2011	$9,370	$36,547	$45,917
Cost incurred	6,520	4,713	11,233
Amortization expensed	(3,196)	(8,574)	(11,770)
Amortization capitalized	—	(1,564)	(1,564)

December 31, 2012	$12,694	$31,122	$43,816

Amortization of dry-docking amounts is included in Depreciation and amortization. Amortization of financing fees is included in Amortization of deferred charges, unless it qualifies for capitalization.

8.	Other assets:

	2012	2011
Prepaid expenses	$—	$11,203
Intangible assets	2,993	6,538
Restricted cash (a)	60,000	60,000
Restricted cash	—	5,000
Investment in affiliate (b)	525	784
Capital assets	505	—
Other	7,538	5,229

Other assets	$71,561	$88,754

(a)	$60,000,000 has been placed in a deposit account over which the lessor (note 11) has a first priority interest.

(b)

On March 14, 2011, the Company entered into an agreement to participate in Greater China Intermodal Investments LLC, an investment vehicle established by an affiliate of The Carlyle Group. The Vehicle will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in the Vehicle of up to $100,000,000 during the investment period, which is anticipated to be up to five years.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

During 2011, the Company made a capital contribution of $1,964,000 related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. The Company accounts for its 10.5% investment in the Vehicle using the equity method. The investment of $525,000 is comprised of its capital contribution of $1,964,000 less its equity loss on investment of $1,439,000.

9.	Deferred revenue:

	2012	2011
Deferred revenue on time charters	$19,861	$17,779
Deferred interest on lease receivable	12,503	17,981
Other deferred revenue	650	—

Deferred revenue	33,014	35,760
Current portion	(25,111)	(23,257)

Deferred revenue	$7,903	$12,503

10.	Long-term debt:

	2012	2011
Long-term debt:
Revolving credit facilities	$2,287,942	$2,296,572
Term loan credit facilities	803,002	699,157

Long-term debt	3,090,944	2,995,729
Current portion	(66,656)	(81,482)

Long-term debt	$3,024,288	$2,914,247

(a)	Revolving credit facilities:

As of December 31, 2012, the Company had five long-term revolving credit facilities (“Revolvers”) available, which, as at such date provided for aggregate borrowings of up to $2,392,685,000 (2011—$2,678,041,000), of which $104,743,000 (2011—$381,469,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers. During the year, one of the Revolvers was amended to reduce the lenders’ commitment by $267,000,000, the undrawn amount under the facility.

The Revolvers mature between May 11, 2015 and December 31, 2023.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

Based on the Revolvers outstanding at December 31, 2012, the minimum repayments for the balances outstanding are as follows:

2013	$19,100
2014	226,922
2015	907,593
2016	70,417
2017	111,201
Thereafter	952,709

$2,287,942

Interest is calculated as one month, two month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2012, the one month LIBOR was 0.2% (2011—one month-0.3%, two month- 0.4% and three month—0.5%) and the margins ranged between 0.5% and 0.9% (2011—0.5% and 0.9%). The weighted average rate of interest, including the margin, was 0.9% at December 31, 2012 (2011—1.1%).

The Company is subject to commitment fees ranging between 0.2%—0.3% calculated on the undrawn amounts under the various facilities.

(b)	Term loan credit facilities:

As of December 31, 2012, the Company had six term loan credit facilities (“Term Loans”) available, which, as at such date provided for aggregate borrowings of up to $1,026,802,000 (2011—$893,333,000), of which $223,800,000 (2011—$194,176,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers. During the year, the Company entered into a new $223,800,000 term loan facility with a Chinese bank relating to three 10000 TEU newbuilding vessels. In addition, the Company repaid $52,104,000, the total amount outstanding under its $53,000,000 term loan that matured in June 2012.

The Term Loans mature between March 12, 2017 and April 18, 2024.

Based on the Term Loans outstanding at December 31, 2012, the minimum repayments for the balances outstanding are as follows:

2013	$47,556
2014	48,785
2015	49,248
2016	50,542
2017	65,673
Thereafter	541,198

$803,002

For certain of our Term Loans with a total principal outstanding of $645,852,000, interest is calculated as three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2012, the three-month and six month LIBOR was 0.3% and 0.7%

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

(2011—two month- 0.4%, three month- 0.5% and six month- 0.8%) and the margins ranged between 0.4% and 4.8% (2011—0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $142,150,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

For certain of our Term Loans with a total principal outstanding of $15,000,000, the loans are non-interest bearing until the relevant vessel is delivered. Subsequent to delivery, the loans bear interest at 6% per annum, increasing to 7% per annum if the term is extended for an additional two years.

The weighted average rate of interest, including the margin, was 2.3% at December 31, 2012 (2011—2.3%).

The Company is subject to commitment fees ranging between 0.3%—1.0% calculated on the undrawn amounts under the various facilities.

The Term Loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of the associated newbuilding.

(c)	General:

The security for each of the Company’s credit facilities, except for $1.0 billion of our Revolvers, includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;

•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

•	An assignment of the Company’s related shipbuilding contracts; and

•	A pledge of the related retention accounts.

The security for $1.0 billion of our Revolvers includes, among others:

•	First and second priority mortgages on 23 of the Company’s vessels; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

The Company may prepay all amounts outstanding without penalty, other than breakage costs in certain circumstances. Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage or where we do not substitute another vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

Each credit facility contains financial covenants requiring the Company maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants as at December 31, 2012.

11.	Other long-term liabilities:

	2012	2011
Long term obligations under capital lease	$651,591	$620,512
Accrued liabilities	—	400

Other long-term liabilities	651,591	620,912
Current portion	(38,542)	(37,649)

	$613,049	$583,263

(a)	Long-term obligations under capital lease

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

The leases are accounted for as capital leases. The vessel under construction is recorded as an asset and the lease obligation is recorded as a liability.

In certain of the arrangements, the lessors are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes.

In certain of the arrangements, the liabilities of the lessor are loans from associated companies of the lessor and are non-recourse to the Company. The amounts funded to the lessors materially match the funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to associated companies of the lessor.

The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels:

Under this arrangement, the Company has five capital leases with a subsidiary of a financial institution. The leases are five-year terms that commence on each vessel’s delivery date, which occurred between October 2010 and August 2011. At the end of each lease term, the remaining balances ranging from $64,000,000 to $66,000,000 will be due. The Company has placed $60,000,000 in a cash deposit account over which the lessor has a first priority interest.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

At the end of each lease term, the Company, who is the lessee, will be appointed to sell the vessels. The Company will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

(ii)	COSCO Pride—13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $144,185,000. The term of the lease is 12 years beginning from the vessel’s delivery date of June 29, 2011. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin. At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company.

(iii)	COSCO Faith—13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The term of the lease is 12 years beginning from the vessel’s delivery date of March 14, 2012. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1.

As of December 31, 2012, the carrying value of the seven vessels funded under these facilities was $794,847,000 (2011—$730,890,000).

(b)	Based on maximum amounts funded, payments due to the lessors would be as follows:

2013	$61,366
2014	62,417
2015	126,383
2016	293,025
2017	23,387
Thereafter	194,626

761,204
Less amounts representing interest	(109,613)

$651,591

12.	Share capital:

(a)	Common shares:

The Company has a dividend reinvestment program (“DRIP”) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that were entitled to share in incremental dividends, based on specified sharing ratios, once dividends

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

on the Company’s class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares were not convertible to class A common shares.

On January 19, 2012, the Company accepted the re-purchase of 11,300,000 class A common shares at a price of $15.00 per share, for an aggregate cost of $170,609,000 including fees and expenses of $1,110,000 relating to the tender offer.

On January 27, 2012, the Company issued 4,220,728 Class A common shares valued at $66,899,000 for the purchase of the Manager (note 3). On January 27, 2012, pursuant to the Share Purchase Agreement, all of the outstanding Class C common shares were cancelled and retired.

On February 26, 2012, the Company adopted an open market share repurchase plan of up to $50,000,000 of its Class A common shares. During year ended December 31, 2012, 148,101 Class A common shares were repurchased via the open market repurchase plan for $2,203,000.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
			December 31, 2012	December 31, 2011
Series	Authorized	Issued
A	315,000	200,000	$305,872	$271,677
B	260,000	—	—	—
C	40,000,000	14,000,000	350,000	350,000
D	20,000,000	3,105,000	77,625	—
R	1,000,000	—	—	—

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to class A common shares at a price of $15.00 per share (the “Exercise Price”) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

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

Years ended December 31, 2012, 2011 and 2010

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

In 2011, the Company issued 14,000,000 Series C preferred shares for gross proceeds of $350,000,000 which excludes accrued dividends to May 25, 2011. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 9.5% per annum from their date of issuance. At any time on or after January 30, 2016, the Series C preferred shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants, default on any of its credit facilities, fails to pay dividends or if the Series C preferred shares are not redeemed at the option of the Company, in whole by January 30, 2017, the dividend rate payable on the Series C preferred shares increases quarterly, subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend on the Series C preferred shares was paid on May 2, 2011.

On December 13, 2012, the Company issued 3,105,000 Series D preferred shares for gross proceeds of $77,625,000. The Series D preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 7.95% per annum from their date of issuance. At any time on or after January 30, 2018, the Series D preferred shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend on the Series D preferred share was paid on January 30, 2013.

On April 19, 2011, the Company authorized 1,000,000 shares of Series R participating preferred stock with a par value of $0.01 per share. Each share of the Series R participating preferred stock entitles the holder to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Series R participating preferred shares rank junior to all other series of the Company’s preferred shares. As of December 31, 2012, there are no Series R participating preferred stock outstanding (2011—nil).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

13.	Earnings per share:

(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the year ended December 31, 2012	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net earnings	$121,305
Less:
Series A preferred share dividends	(34,195)
Series C preferred share dividends	(34,112)
Series D preferred share dividends	(309)

Basic EPS:
Earnings attributable to common shareholders	$52,689	62,923,240	$0.84
Effect of dilutive securities:
Share-based compensation	—	238,000
Contingent consideration (note 3)	—	1,236,000
Shares held in escrow (note 3)	—	545,000

Diluted EPS (1):
Earnings attributable to common shareholders plus assumed conversion	$52,689	64,942,240	$0.81

For the year ended December 31, 2011	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net loss	$(83,400)
Less:
Series A preferred share dividends	(30,295)
Series B preferred share dividends	1,060
Series C preferred share dividends	(28,497)

Basic and diluted EPS (2):
Loss attributable to common shareholders	$(141,132)	69,217,000	$(2.04)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

For the year ended December 31, 2010	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net loss	$(87,747)
Less:
Series A preferred share dividends	(26,918)
Series B preferred share dividends	(1,409)

Basic and diluted EPS (2):
Loss attributable to common shareholders	$(116,074)	68,195,000	$(1.70)

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the year.

(2)	The convertible Series A preferred shares, contingent consideration, shares held in escrow and share-based compensation are not included in the computation of diluted EPS because their effects are anti-dilutive for the year.

14.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock (2011—2,000,000) are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption. At December 31, 2012, there are 884,319 (December 31, 2011—987,972) remaining shares left for issuance under this Plan.

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

A summary of the Company’s outstanding restricted shares and phantom share units as of December 31, 2012 and for the year then ended is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2009	44,374	$10.66	272,000	$13.72
Granted	53,104	10.00	177,000	10.22
Vested	(51,574)	10.51	—	—
Exchanged for common shares	—	—	(105,000)	16.01

December 31, 2010	45,904	10.06	344,000	11.22
Granted	43,200	13.04	190,000	15.43
Vested	(45,904)	10.06	—	—

December 31, 2011	43,200	13.04	534,000	12.72
Granted	63,653	14.17	40,000	17.68
Vested	(43,200)	13.04	—	—

December 31, 2012	63,653	$14.17	574,000	$13.07

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2012, 340,000 (2011—167,000) of the outstanding phantom share units were vested and available for exchange by the holder.

On December 7, 2012, the Company granted 5,674,148 SARs to an executive of the Company which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for each tranche for any 20 consecutive trading days on or before the expiration date of each tranche. The executive may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

Average expected term	1.5 years
Expected volatility	40.12%
Dividend yield	5.74%
Average risk free rate	0.47%

	Number of SARs	Base price	Expiration date
Tranche 1	1,846,154	$21.50	December 7, 2015
Tranche 2	1,898,734	24.00	December 7, 2016
Tranche 3	1,929,260	26.50	December 7, 2017

Total	5,674,148

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

During 2012, the Company recognized $2,838,000 (2011—$2,528,000; 2010—$2,670,000) related to restricted share units and phantom share units, $440,000 (2011—nil; 2010—nil) related to SARs and $750,000 (2011—$750,000; 2010—nil) in share-based compensation expenses related to other stock-based awards. In addition, the Company recognized $246,000 (2011—nil ; 2010—nil) in other stock-based awards that was capitalized to vessels under construction. During 2012, the total fair value of shares vested was $563,000 (2011—$462,000; 2010—$542,000). As at December 31, 2012, there was $12,519,000 (2011—$2,516,000) of total unrecognized compensation costs relating to unvested share-based compensation awards and SARs, which are expected to be recognized over a weighted average period of 15 months.

On January 27, 2012, as part of the acquisition of the Manager, the Company continued the Manager’s long-term incentive plan for certain of its employees (“the Participants”). Under this plan, the Manager has accrued for a bonus to employees to be paid, in part, with shares of the Company. At the acquisition date, $1,160,000 had been recorded related to this plan which has been transferred to additional paid in capital on the acquisition date. This plan was settled and the shares were issued by the Company to the Participants during the year.

15.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2012	2011
Due to related parties (note 4)	$—	$1,816
Accrued interest	20,656	19,592
Other accrued liabilities	29,341	25,992

	$49,997	$47,400

(b)	Supplementary information to the statement of cash flows consists of:

	2012	2011	2010
Interest paid on debt	$64,123	$33,947	$11,881
Interest received	634	815	60
Undrawn credit facility fee paid	900	1,813	2,311
Non-cash transactions:
Dividends on Series A preferred shares	34,195	30,295	26,918
Dividend reinvestment	7,168	13,039	7,700
Other long-term liabilities for vessels under construction	84,787	108,374	107,214
Long-term debt for vessels under construction	71,400	—	—
Acquisition of the Manager excluding cash received	82,607	—	—
Settlement of debt on vessel transfer	52,104	—	—

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

16.	Commitments and contingent obligations:

(a)	As of December 31, 2012, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction as follows:

2013	$50,600
2014	209,440

$260,040

(b)	As of December 31, 2012, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

2013	$668,887
2014	694,175
2015	694,452
2016	665,027
2017	557,683
Thereafter	2,539,602

$5,819,826

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(c)	As of December 31, 2012, the commitment under operating leases is as follows:

2013	$6,783
2014	6,913
2015	6,954
2016	7,024
2017	7,053
Thereafter	24,239

$58,966

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

17.	Concentrations:

The Company’s revenue is derived from the following customers:

	2012	2011	2010
COSCON	$281,469	$168,395	$69,502
CSCL Asia	151,658	161,218	158,016
K-Line	76,359	62,519	11,442
HL USA	58,980	57,406	58,432
MOL	42,011	42,165	41,963
Other	50,317	73,907	67,856

	$660,794	$565,610	$407,211

18.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of December 31, 2012, the fair value of the Company’s long-term debt is $2,641,016,000 (2011—$2,551,222,000). As of December 31, 2012, the fair value of the Company’s other long-term liabilities is $631,041,000 (2011—$610,705,000). The fair value of long-term debt and other long term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that the instruments were primarily in favor of counterparties at December 31, 2012, the risk of credit loss related to these counterparties is considered to be immaterial at December 31, 2012.

As of December 31, 2012, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2012	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.1750%	644,649	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021	(3)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(3) (4)
5.2000%	94,080	96,000	December 18, 2006	October 2, 2015
5.4975%	59,700	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(3)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(4)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

The Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration of March 2, 2027.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

		2012	2011
Fair value of financial instruments asset		$41,031	$—
Fair value of financial instruments liability		606,740	564,490

Loss recognized in earnings on derivatives:
	2012	2011	2010
Change in fair value of financial instruments	$(135,998)	$(281,027)	$(241,033)
Loss reclassified from AOCI into earnings(1):
	2012	2011	2010
Interest expense	$(8,310)	$(11,670)	$(12,797)
Depreciation	(836)	(505)	(289)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of accumulated other comprehensive income expected to be reclassified into earnings within the next 12 months is $6,313,000.

(c)	Foreign exchange derivative instruments:

We are exposed to market risk from foreign currency fluctuations. We have entered into foreign currency forward contracts to manage foreign currency fluctuations. At December 31, 2012, the notional amount of the foreign exchange forward contracts is $7,000,000 (2011—nil) and the fair value liability is $12,000 (2011—nil).

19.	Subsequent events:

(a)	On January 14, 2013, the Company declared a quarterly dividend of $0.59375 and $0.25948 per Series C and Series D preferred share, representing a distribution of $8,313,000 and $806,000 respectively. The dividends were paid on January 30, 2013 to all shareholders of record on January 29, 2013.

(b)	On January 16, 2013, the Company announced that it signed contracts for the construction of five 14000 TEU class newbuilding containerships at Hyundai Heavy Industries Co., Ltd. The vessels are scheduled for delivery in 2015 and will be constructed using the Company’s fuel efficient SAVER design. Concurrently with executing the newbuilding contracts, the Company signed 10-year, fixed-rate time charters for these vessels with Yang Ming Marine Transport Corporation (“Yang Ming”). After the initial 10-year charter periods, Yang Ming may extend the charter for each vessel up to an additional two years. Pursuant to its right of first refusal agreement with the Vehicle, and Blue Water Commerce LLC, the Company will retain three of the 14000 TEU class newbuilding containerships and the Vehicle will acquire the remaining two vessels. With this transaction 195,405 shares became issuable in connection with the acquisition of the Manager (note 3).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2012, 2011 and 2010

(c)	On January 23, 2013, the Company announced that it signed contracts for the construction of four 10000 TEU class newbuilding containerships at Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. The vessels are scheduled for delivery in 2014 and will be constructed using the Company’s fuel efficient SAVER design. Concurrently with executing the newbuilding contracts, the Company signed long term, fixed-rate time charters for these vessels with Mitsui O.S.K. Lines, Ltd. (“MOL”). In connection with this transaction, the Company has also agreed to purchase from MOL four 2003-built 4600 TEU class second hand vessels, for delivery in the second half of 2013 and first quarter of 2014, and has signed two-year short-term fixed-rate time charters for these vessels with MOL. Pursuant to its right of first refusal agreement with the Vehicle, and Blue Water Commerce LLC, the Company will retain two of the 10000 TEU class newbuilding containerships and two of the second hand vessels and the Vehicle will acquire the remaining four vessels. With this transaction 312,648 shares became issuable in connection with the acquisition of the Manager (note 3).

(d)	On January 28, 2013, the Company entered into a LIBOR-based term loan facility with a leading Chinese bank of up to $340,000,000 to be used towards refinancing of existing vessels and swap liabilities. The facilities bear interest at LIBOR plus a margin.

(e)	On February 7, 2013, the Company declared a quarterly dividend of $0.25 per common share, representing a distribution of $15,796,000. The dividend was paid on February 27, 2013 to all shareholders of record as of February 19, 2013. Of the $15,796,000 distribution $9,174,000 was paid in cash and $6,622,000 was reinvested through the DRIP.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 18, 2013