Form 20-F
period 2013-12-31
Seaspan CORP
filed 2014-03-11
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

Facsimile: +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series C Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

69,208,888 Class A Common Shares, par value of $0.01 per share

200,000 Series A Preferred Shares, par value of $0.01 per share

13,665,531 Series C Preferred Shares, par value of $0.01 per share

5,105,000 Series D Preferred Shares, par value of $0.01 per share nil Series E Preferred Shares, par value of $0.01 per share

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

Yes  ☐    No   ☒

SEASPAN CORPORATION

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,”, “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.” When used in this Annual Report, the term “ROFR Vessels” refers to the five 10000 TEU vessels we ordered in September 2013, and the one 10000 TEU vessel we ordered in December 2013 to be chartered to Mitsui O.S.K. Lines, Ltd under long-term time charters. The ROFR Vessels are scheduled for delivery in 2015 and 2016 and remain subject to allocation under our right of first refusal agreement with Greater China Intermodal Investments LLC, or GCI, which is our investment partnership established with an affiliate of global asset manager The Carlyle Group, or Carlyle, and others. For purposes of this Annual Report and unless otherwise set forth herein, we have assumed that, following allocation under the right of first refusal, we will own three of the vessels and GCI will own the remaining three vessels. The ultimate allocation of the vessels between us and GCI may differ from our assumption.

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment, for the four quarters of 2014;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	the effects of the acquisition of Seaspan Management Services Limited, or our Manager, on our operations and results;

•	the effects of grants of stock appreciation rights to our chief executive officer and certain members of management on our general and administrative expenses;

•	the amount of any payments to the former owners of our Manager related to fleet growth;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our existing customers or new customers;

•	the allocation between us and GCI of the ROFR Vessels;

•	the repurchase plan for our Series C preferred shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	our expectations as to any impairment of our vessels;

•	the future valuation of goodwill;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors”.

Forward-looking statements in this Annual Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3D. Risk Factors”.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan”, the “Company”, “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd., or SSML), which provide all of our technical, administrative and strategic services. In January 2012, we acquired our Manager.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2).	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL

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

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Statements of operations data (in thousands of USD):
Revenue	$677,090	$660,794	$565,610	$407,211	$285,594
Operating expenses:
Ship operating	150,105	138,655	135,696	108,098	80,162
Depreciation and amortization	172,459	165,541	140,354	101,026	70,554
General and administrative	34,783	24,617	16,818	9,612	7,968
Operating lease	4,388	3,145	—	—	—
(Gain) loss on vessels	—	(9,773)	16,237	—	—

Operating earnings	315,355	338,609	256,505	188,475	126,910
Other expenses (income):
Interest expense	60,496	71,996	50,849	28,801	21,194
Interest income	(2,045)	(1,190)	(854)	(60)	(311)
Undrawn credit facility fee	2,725	1,516	4,282	4,515	4,641
Amortization of deferred charges	9,477	8,574	3,421	1,933	1,484
Refinancing expenses and costs	4,038	—	—	—	—
Change in fair value of financial instruments(1)	(60,504)	135,998	281,027	241,033	(46,450)
Equity loss on investment	670	259	1,180	—	—
Other expenses	1,470	151	—	—	1,100

Net earnings (loss)	$299,028	$121,305	$(83,400)	$(87,747)	$145,252

Common shares outstanding (at year end):	69,208,088	63,042,217	69,620,060	68,601,240	67,734,811
Per share data (in USD):
Basic earnings (loss) per Class A common share	$3.36	$0.84	$(2.04)	$(1.70)	$1.94
Diluted earnings (loss) per Class A common share	$2.93	$0.81	$(2.04)	$(1.70)	$1.75
Dividends paid per Class A common share	$1.188	$0.938	$0.688	$0.450	$0.775

	Year Ended December 31,
	2013	2012	2011	2010	2009
Statements of cash flows data ( in thousands of USD):
Cash flows provided by (used in):
Operating activities	$328,644	$311,183	$239,864	$153,587	$94,576
Investing activities(2)	(296,133)	(229,564)	(625,253)	(782,448)	(409,520)
Financing activities	62,491	(181,364)	832,293	529,680	312,059

Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents(2)	$476,380	$381,378	$481,123	$34,219	$133,400
Current assets(2)	600,113	463,930	519,998	46,764	146,053
Vessels(3)	4,992,271	4,863,273	4,697,249	4,210,872	3,485,350
Deferred charges	53,971	43,816	45,917	37,607	21,667
Gross investment in lease	58,953	79,821	95,798	—	—
Goodwill	75,321	75,321	—	—	—
Other assets(2)	106,944	83,661	88,754	81,985	11,377
Fair value of financial instruments, asset	60,188	41,031	—	—	—
Total assets	5,947,761	5,650,853	5,447,716	4,377,228	3,664,447
Current liabilities (excluding current portion of long-term debt and other long-term liabilities)	93,317	75,108	70,657	39,090	30,692
Current portion of long-term debt	388,159	66,656	81,482	—	—
Current portion of other long-term liabilities	38,930	38,542	37,649	19,096	—
Long-term deferred revenue	4,143	7,903	12,503	—	—
Long-term debt	2,853,459	3,024,288	2,914,247	2,396,771	1,883,146
Other long-term liabilities	572,673	613,049	583,263	524,716	410,598
Fair value of financial instruments, liability	425,375	606,740	564,490	407,819	280,445
Share capital	882	804	838	691	679
Total shareholders’ equity	1,571,705	1,218,567	1,183,425	989,736	1,059,566

Other data:
Number of vessels in operation at year end	71	69	65	55	42
TEU capacity at year end	414,300	405,100	352,700	265,300	187,456
Fleet utilization(4)	98.0%	98.9%	99.3%	98.7%	99.7%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	The balance sheet and cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and deposits on vessels under construction.

(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends on our shares or redeem our preferred shares, or the trading price of our shares.

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

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage, dilution of our equity holders’ interests or decreased ability to pay dividends on our shares or redeem our preferred shares.

As of February 28, 2014, we have contracted to purchase an additional 16 newbuilding containerships with scheduled delivery dates through May 2016. As of February 28, 2014, the total purchase price of the 16 containerships remaining to be paid was estimated to be approximately $1.3 billion. Our obligation to purchase the 16 containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could negatively affect our ability to pay dividends on our shares or redeem our preferred shares.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay dividends on our shares or redeem our preferred shares.

We may experience greater operating cost volatility as a result of the acquisition of our Manager.

In January 2012, we acquired our Manager. The acquisition of our Manager has increased our control over access to the services our Manager provides on a long-term basis. We previously paid fees to our Manager for technical services on a fixed basis, which fees were adjusted every three years. Technical services include managing crewing and day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and classification society compliance, purchasing stores, supplies, spares and lubricating oil, and attending to all other technical matters necessary to run our fleet. Prior to our acquisition of our Manager, we paid our Manager fixed fees for vessel construction supervision services. As a result of the acquisition of our Manager, our operating costs vary more directly with the actual cost, set by the market, of providing these services for our fleet. Our ship operating expenses have been increasing due primarily to higher crewing compensation costs and additional expenses as vessels age. Increased costs for technical services, including crewing, or construction supervision services, could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Restrictive covenants in our credit and lease facilities and in our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to pay dividends on our shares or redeem our preferred shares.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, under certain of our existing credit facilities, we are prohibited from incurring total borrowings in an amount greater than 65% of our total assets and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our customers, experience a change of control.

Our credit and lease facilities impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan; or

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares. If we do not comply with the restrictions and covenants in our credit or lease facilities or in our preferred shares, our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit and lease facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2013 Developments—2013 Loan Facility Transactions.”

If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to pay dividends on our shares, redeem our preferred shares, or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2013, we had approximately $3.2 billion outstanding under our credit facilities and capital lease obligations of approximately $611.6 million, including approximately $1.0 billion under our $1.0 billion credit facility, or the Facility, which we refinanced in January 2014. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2013 Developments—2013 Loan Facility Transactions”. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the 16 newbuilding containerships that we have contracted to purchase as of February 28, 2014. For the 16 newbuilding containerships that we have contracted to purchase, we have entered into additional credit facilities for six of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining 10 vessels. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be hindered by any deterioration in the credit markets.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately one year. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 60-70% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations, financial condition and ability to pay dividends on our shares, or redeem our preferred shares.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at December 31, 2013, the number of vessels in our operating fleet that were chartered to our then ten customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2013:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2013
COSCON	18	44.6%
CSCL Asia	18	19.9%
K-Line	7	11.2%
Other	28	24.3%

Total	71	100.0%

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

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

Any recurrence of the significant financial and economic disruption of the last few years could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last five years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. As of February 28, 2014, one of our vessels is currently off-charter. If charter rates are low when our existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

The majority of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

As of December 31, 2013, a total of 18 of the 87 vessels in our current and contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers and our eight newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and ability to pay dividends on our shares or redeem our preferred shares.

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

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, financial condition, results of operations and ability to pay dividends on our shares or redeem our preferred shares.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, financial condition, results of operations and ability to pay dividends on our shares or redeem our preferred shares.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to decline during 2014. Additionally, the European Union and certain of its member states are facing significant economic and political challenges. Our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. As of February 28, 2014, one of our vessels is currently off-charter. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of or investment in a vessel or business, including our January 2012 acquisition of our Manager, may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations or pay dividends on our shares or redeem our preferred shares.

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

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition. Please read “Item 4. Information on the Company—B. Business Overview—Time Charters and Bareboat Charters.”

Under the time charters for some of our vessels, the customer has the right to purchase the vessel.

Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. If Yang Ming Marine were to exercise all of these rights, we would not receive delivery of the three vessels or the approximately $0.5 billion of aggregate contracted time charter revenue attributable to them. Yang Ming Marine also has the right to purchase these vessels and an additional two vessels (for a total of five vessels) from us upon expiration of the time charters, at a price that provides an agreed upon minimum rate of return to us.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Terrorist attacks and international hostilities could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all, and our ability to pay dividends on our shares or redeem our preferred shares. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

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

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of February 1, 2014, newbuilding containerships with an aggregate capacity of 4.0 million TEUs, representing approximately 23% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for unprofitable rates, if at all.

Depending on the outcome of an ongoing European Union investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Vessels that are currently not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our preferred shares. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

We are currently under contract to purchase 16 newbuilding containerships, which are scheduled to be delivered at various times through May 2016. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. Any of such events could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in Korea, Taiwan or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Our Articles of Incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

There are greater than normal construction, delivery and operational risks with respect to our New Panamax 10000, 13100, and Neo-Panamax 14000 TEU newbuilding vessels.

Our eight 13100 TEU newbuilding vessels that have been delivered are some of the first vessels of this type to be built. In addition, we have contracted to purchase eight new Panamax 10000 TEU vessels and eight neo-Panamax 14000 TEU vessels and may order additional vessels of these types in the future. The 10000 TEU and 14000 TEU vessels will be the first vessels constructed using this new design and the first vessels constructed of these sizes at some of these shipyards. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Exposure to currency exchange rate fluctuations may result in fluctuations in our results of operations and financial condition and ability to pay dividends on our shares or redeem our preferred shares.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

If our ability to do any of the things described above is impaired, it could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our IPO in 2005, we have increased the size of our contracted fleet from 23 to 87 vessels. We have also agreed to provide technical management services to third and related parties, including GCI and affiliates of Dennis R. Washington for vessels they may acquire. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by one of our directors, Graham Porter, or the Tiger Member, and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees, who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations, financial condition and ability to pay dividends may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through the termination of our right of first refusal with GCI (which is scheduled to expire on March 31, 2015, unless earlier terminated), Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares may be harmed by the loss of such services.

We may not achieve expected benefits from our participation in GCI.

In March 2011, we agreed to participate in GCI, which invests in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combined scale of our business and GCI, together with current excess capacity at shipyards, allows us to realize volume discounts for newbuilding orders and to negotiate fuel-efficient design improvements from shipyards that are attractive to our customers. To the extent excess shipyard capacity decreases, we may be unable to achieve these benefits. In addition, we may be unable to obtain more attractive vessel financing through GCI than otherwise available to us on our own.

GCI intends to compete in our markets, and its entry into the containership market may harm our business, results of operations, financial position and ability to pay dividends on our shares or redeem our preferred shares.

Carlyle, which controls GCI, is a leading global alternative asset manager. GCI intends to invest equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in GCI and the amount of funds that GCI may invest in containerships could result in GCI becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2015, subject to earlier termination. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares could be harmed to the extent GCI successfully competes against us for containership opportunities.

We have reduced the fiduciary duties of Gerry Wang and Graham Porter in relation to certain growth opportunities that become subject to our right of first refusal with GCI, which may limit our rights in such growth opportunities to our rights under the right of first refusal.

Pursuant to agreements between us and each of our chief executive officer and co-chairman of our board of directors, Gerry Wang, and one of our directors, Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors decides to reject such opportunity or we fail to exercise our right of first refusal to pursue such opportunity, (b) we exercise such right but fail to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Our rights to such opportunities may be limited to our rights under our right of first refusal with GCI, which would be more restrictive than the rights based on fiduciary duties we otherwise would have relating to such opportunities.

In order to timely exercise our right of first refusal from GCI, we may be required to enter into containership construction contracts without financing arrangements or charter contracts then being in place, which may result in financing on less favorable terms or employment of the vessels other than on long-term, fixed-rate charters, if at all.

Under our right of first refusal with GCI relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from GCI of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares may be harmed.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may result in conflicts of interest between their interests and those of us and our shareholders relative to GCI.

One of our directors, Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, or Blue Water, an affiliate of Dennis R. Washington, or the Washington Member, has an indirect interest in the Tiger Member. As a result, Mr. Porter and the Washington Member will have an indirect interest in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Our chief executive officer, Gerry Wang, is the chairman of the board of managers of GCI. Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

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

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. In connection with our initial public offering, our issuance of Series A preferred shares, our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of one of our directors, Graham Porter, and the acquisition of our Manager, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

Our ability to pay dividends on our shares and redeem our preferred shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our shares and redeem our preferred shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our preferred shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our preferred shares following the payment of expenses.

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

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

In addition, the conversion on January 30, 2014 of our Series A preferred shares into 23,177,175 Class A common shares will result in additional dividends on these shares.

The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability.

The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares also depends on many factors, including, among others:

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders could face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

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

A.    History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited. In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of February 28, 2014, we have grown to an operating fleet of 71 containerships (including eight vessels under long-term leases) and we have entered into contracts for the purchase an additional 16 newbuilding containerships, which have scheduled delivery dates through May 2016. All 16 of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services.

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of February 28, 2014 we operated a fleet of 71 containerships (including eight vessels under long-term leases) and have entered into contracts for the purchase of an additional 16 newbuilding containerships which have scheduled delivery dates through May 2016. All 16 of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. The average age of the 71 vessels in our operating fleet was approximately seven years as of February 28, 2014. As of February 28, 2014, one of the 71 containerships in our fleet was off-charter.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 28, 2014, the charters on the 71 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at February 28, 2014 were as follows:

Customers for Current Fleet
COSCON
CSAV
CSCL Asia
HL USA
Hapag-Lloyd
K-Line
MSC
MOL

Customers for Additional 16 Vessel Deliveries
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

In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services. Our Manager also manages a limited number of vessels for third parties.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 71 operating vessels as of February 28, 2014:

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE (in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(5)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(5)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(5)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(5)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate	(6)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate	(6)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(7)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(7)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(7)
Berlin Bridge(1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(7)
Budapest Bridge(1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(7)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(6)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(6)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(6)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(6)

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE (in thousands)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(6)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(8)	18.0	(9)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah(1)(10)	4250	2009	—	—	—	—
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(11)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(11)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(11)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(11)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(11)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(11)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(11)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(11)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.

(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(5)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(6)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.

(7)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(8)

For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.

(9)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(10)	This vessel was re-delivered to us in February 2014 and is currently off-charter.

(11)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of February 28, 2014, we have contracted to purchase 16 additional newbuilding containerships which have scheduled delivery dates through May 2016. These vessels consist of the following, excluding our ROFR Vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1037	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

The following chart indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of February 28, 2014, including the ROFR Vessels:

	Scheduled for the year ended December 31,
	2014	2015	2016
Owned and leased vessels, beginning of year	71	76	85
Deliveries	5	9	2

Total, end of year	76	85	87
Managed vessels, beginning of year	2	6	15
Deliveries	4	9	3

Total, end of year	6	15	18
Total Fleet	82	100	105
Approximate Total Capacity (TEU)	513,500	733,500	803,500

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of February 28, 2014.

Charterer	Number of vessels in our current operating fleet	Number of vessels scheduled to be delivered	Total vessels upon all deliveries
COSCON	18	—	18
CSCL Asia	17	—	17
HL USA	9	—	9
K-Line	7	—	7
MOL	6	5	11
Hapag Lloyd	5	—	5
CSAV	4	—	4
Yang Ming Marine	—	8	8
Hanjin	—	3	3
Off-charter	1	—	1

Total time charters	67	16	83
MSC (bareboat charters)	4	—	4

Total fleet	71	16	87

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

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.” Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for $5.0 million at the end of the five-year bareboat charter terms.

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

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide limited ship management services to Dennis R. Washington’s personal vessel owning companies and ship management and construction supervision services to GCI.

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

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time chartered vessels. Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements expire in August 2014. If Yang Ming Marine were to exercise all of these rights, we would not receive delivery of the three vessels or related future charter hire. Yang Ming Marine also has the right to purchase these vessels and an additional two vessels (for a total of five vessels) from us upon expiration of the time charters, at a price that provides an agreed upon minimum rate of return to us.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this overall loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis at then current market rates.

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

Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in nitrogen oxide ECAs. The “Tier III” emission limit may be delayed until 2021, and a decision is currently expected to be made by the IMO in the spring of 2014. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2014 or January 1, 2016 (depending on their year of build and their ballast water capacity). The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage. If the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

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

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

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

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry-docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numerical effluent limitations immediately upon the effective date of the 2013 VGP. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done. We comply with the existing, and intend to comply with the new VGP, and we do not currently believe that the costs associated with obtaining such permits and complying with their obligations will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.5 million to $0.7 million for a Panamax size vessel and below, and from approximately $0.7 million and $0.9 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subjects our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented in two stages (effective in 2011 and 2016, respectively) are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

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

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

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

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits the destruction of fish habitat or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

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

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The introduction of a system of monitoring, reporting and verification of greenhouse gas shipping emissions, or MRV System, is also being considered by the EU. The proposed MRV System may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

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

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our Class A common shares, our Series C preferred shares, our Series D preferred shares, and our Series E preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series C preferred shares, our Series D preferred shares or our Series E preferred shares will permit us to continue to qualify for the Section 883 Exemption.

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

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of its gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and it was not granted articles of continuance in Canada before the end of the year (the International Shipping Residence Exception).

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

Draft legislation was introduced by the Canadian Minister of Finance on July 12, 2013 (the Draft Proposals) that would, if such Draft Proposals become law in the form currently proposed, amend the Canada Tax Act to, generally, (a) limit the foregoing International Shipping Residence Exception to corporations whose principle business is, and who generate substantially all of their gross revenue from, “international shipping,” (b) limit the foregoing International Shipping Income Exclusion to income earned from “international shipping” and (c) define “international shipping” as excluding leasing a ship by a lessor to a lessee that has complete possession, control and command of the ship, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. The Draft Proposals are proposed to apply to taxation years of corporations which begin after July 12, 2013.

Based on our operations, we do not believe that the Draft Proposals would, if enacted into law in the form currently proposed, result in us becoming resident in Canada for purposes of the Canada Tax Act, nor result in our business income becoming subject to Canadian income tax.

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

C.    Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of February 28, 2014.

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 28, 2014 we operated a fleet of 71 vessels (including eight vessels under long-term leases) and we have entered into contracts for the purchase of an additional 16 newbuilding containerships, which have scheduled delivery dates through May 2016. All 16 of the newbuilding containerships will commence operation under long-term, fixed- rate charters upon delivery. As of February 28,

2014, one of the 71 containerships in our fleet was off-charter. The average age of the 71 vessels in our fleet was approximately seven years as of February 28, 2014.

Customers for our operating fleet as at February 28, 2014 were COSCON, CSAV, CSCL Asia, HL USA, Hapag-Lloyd, K-Line, MSC and MOL. The customers for the additional 16 newbuilding containerships are Hanjin, MOL and Yang Ming Marine. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2013 Developments

Vessel Deliveries

During the year ended December 31, 2013, we accepted delivery of two second hand vessels, bringing our operating fleet to a total of 71 vessels. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Excellence	4600	2 years plus one 1-year option	MOL	June 13, 2013
MOL Efficiency	4600	2 years plus one 1-year option	MOL	July 4, 2013

Vessel Re-Deliveries

During the year ended December 31, 2013, six 4250 TEU vessels were re-delivered to us and as of December 31, 2013, all six vessels were on short-term charters at current market rates. In February 2014, one of the six vessels was re-delivered to us and is currently off-charter. We are currently seeking to charter this vessel.

Newbuilding Contracts and Time Charters

In January 2013, we entered into contracts for the construction of five 14000 TEU newbuilding containerships with HHI. The vessels are scheduled for delivery in 2015, and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with Yang Ming Marine. After the initial long-term charter periods, Yang Ming Marine may extend the charter for each vessel for up to two additional years. Pursuant to our right of first refusal agreement with GCI, we retained three of the 14000 TEU newbuilding containerships and GCI acquired the remaining two vessels.

In January 2013, we entered into contracts for the construction of four 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu. The vessels are scheduled for delivery in 2014 and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with MOL. After the initial long-term charter periods, MOL may extend the charter for each vessel for up to an additional two years. In connection with this transaction, we also purchased from MOL four existing 2003-built 4600 TEU vessels and have signed two year short-term fixed-rate time charters for these vessels with MOL. As of December 31, 2013, three of these vessels were delivered and the remaining vessel was delivered in early 2014. Pursuant to our right of first refusal agreement with GCI, we retained two of the 10000 TEU newbuilding containerships and two of the existing vessels and GCI acquired the remaining two 10000 TEU newbuilding containerships and two existing vessels.

On July 19, 2013, we entered into contracts with HHI for the construction of five 14000 TEU newbuilding containerships for an aggregate purchase price of approximately $550 million. These vessels are scheduled for delivery in 2015 and each vessel has a 10-year, fixed rate time charter with Yang Ming Marine. After the initial 10-year charter periods, Yang Ming Marine may extend the charter for each vessel for up to an additional two years.

On August 22, 2013, we entered into contracts with CSBC for the construction of five 14000 TEU newbuilding containerships for an aggregate purchase price of approximately $550 million. These vessels are scheduled for delivery in 2016 and have a minimum time charter term of six years with Yang Ming Marine.

Under the right of first refusal with GCI and Blue Water we retained three of the five 14000 TEU newbuilding containerships to be built by HHI and two of the five 14000 TEU newbuilding containerships to be built by CSBC. We expect to manage all ten of the newbuilding containerships.

Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements will expire in August 2014.

On September 28, 2013, we ordered five 10000 TEU vessels and on December 27, 2013, we ordered an additional 10000 TEU vessel, all of which are to be built by New Jiangsu and Jiangsu Xinfu using our fuel efficient SAVER design and scheduled for delivery in 2015 and 2016.

In February 2014, we signed long-term, fixed-rate time charter contracts with MOL for these vessels. These vessels remain subject to allocation under our right of first refusal agreement with GCI and Blue Water.

2013 Loan Facility Transactions

In January 2013, we entered into a LIBOR-based term loan facility with a Chinese bank for loan facilities in the amount of up to $340.0 million to be used towards refinancing of existing vessels.

On April 25, 2013, we entered into a term loan facility with an Asian bank in the amount of up to $174.0 million to be used to fund the construction of two of our 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine.

On June 20, 2013, we entered into a term loan facility with a U.S. bank and an Australian bank in an amount of up to $30.0 million to be used to fund the purchase price of two 4600 TEU containerships on charter to MOL.

On July 25, 2013, we entered into a term loan facility with a European bank in an amount of up to $83.0 million to fund the construction of one of our 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine.

On December 23, 2013, we entered into an agreement to extend and refinance our $1.0 billion credit facility, or the Facility. Under the terms of the amended Facility, which became effective on January 31, 2014, the maturity date was extended from May 2015 to May 2019, and the outstanding amount of the Facility was reduced to $433.8 million and now bears interest at market rates. In January 2014, we funded this reduction in principal by drawing $340.0 million under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260.0 million of cash on hand.

On December 30, 2013, we entered into our first five-year non-amortizing, fixed-rate, unsecured loan agreement in an amount of up to $125.0 million with a privately held global financial services firm.

Series C Preferred Shares Repurchase and Repurchase Plan

In September 2013, we repurchased 320,000 of our 9.5% Series C preferred shares at $26.50 per share for a total of approximately $8.6 million, including expenses.

Our board of directors also authorized the repurchase of up to $25.0 million of our 9.5% Series C preferred shares. The share repurchase authorization expires in July 2014 and repurchase activity will depend on factors such as working capital requirements, debt repayment obligations, the price of a Series C preferred share and economic and market conditions. Under this plan, 14,469 Series C preferred shares have been repurchased as of December 31, 2013.

Public Equity Offerings

On November 8, 2013, we issued 2,000,000 of our 7.95% Series D preferred shares in a public offering at a price of $25.00 per share for total net proceeds of approximately $47.9 million.

On November 25, 2013, we issued 3,500,000 of our Class A common shares in a public offering at a price of $22.00 per share for total net proceeds of approximately $73.2 million.

2014 Recent Developments

Conversion of Series A Preferred Shares and Resignation and Appointment of Directors

On January 30, 2014, our 200,000 outstanding Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the rights and restrictions attached to our Series A preferred shares. Please read “Item 7. Major Shareholders and Related Party Transactions.” At January 31, 2014 there were 92,755,818 Class A common shares issued and outstanding. The conversion of our Series A preferred shares increased our common share market capitalization by approximately $500.0 million, for an aggregate Class A common share market capitalization of over $2.0 billion at January 31, 2014.

Prior to conversion, the holders of our Series A preferred shares had the right to appoint up to two directors to our board of directors. The Series A preferred shareholders appointed George H. Juetten to the board of directors and he has served as a director since July 2009 and as chair of the audit committee since September 2009. Upon conversion of the Series A preferred shares and termination of the right of the Series A preferred shareholders to appoint Mr. Juetten to our board of directors, (a) David Lyall resigned as a Class I director, (b) the board of directors was expanded to nine members, (c) Mr. Lyall became a Class III director to fill the vacancy arising from the expansion of the board of directors and will serve as a director until the 2014 annual meeting of shareholders and (d) Mr. Juetten became a Class I director to fill the vacancy arising from Mr. Lyall’s resignation as a Class I director and will serve as a director until the 2015 annual meeting of shareholders. Please read “Item 6. Directors, Senior Management and Employees” for certain biographical information about Mr. Juetten and Mr. Lyall.

Results of Special Meeting of Shareholders

We held a special meeting of shareholders on January 28, 2014 to vote on separate proposals to amend our articles of incorporation to (a) increase the number of our authorized shares of preferred stock from 65,000,000 to 150,000,000, with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100 and (b) declassify the board of directors and provide for the annual election of all directors. The proposal to increase the number of our authorized shares of preferred stock and capital stock was approved by shareholders at the meeting; the proposal to declassify the board of directors was not approved by shareholders.

Issuance of Series E Preferred Shares

On February 13, 2014, we issued in a public offering 5,400,000 Series E preferred shares at a price of $25.00 per share for total net proceeds of approximately $130.7 million. Dividends are payable on the Series E preferred shares at a rate of 8.25% per annum of the stated liquidation preference of $25.00 per share. We intend to use the net proceeds for general corporate purposes.

Market Conditions

The containership charter market remained fairly stable during 2013, with time charter rates for benchmark 4000 TEU containerships in the range of approximately $7,750 to $9,200 per day throughout the year. Charter rates for these vessels remain below long-term historical averages due to a combination of factors, including continued low rates of growth in global container trade, which was below 4.0% in 2013, and the delivery of larger vessels that are causing a cascading effect as vessel classes previously serving long-haul trades are displaced. As an example, while the number of container vessels in the global fleet increased by only 15 vessels during 2013, the total global capacity of container vessels increased by 5.7%, or over 900,000 TEU. The increase in the average size of containership vessels in the global fleet is driven by a desire for liners to reduce their fleet operating cost.

The current desire for large, cost-efficient containership vessels is evidenced by the fact that over 80% of the current containership orderbook is for vessels greater than 7500 TEU. Economies of scale in containership building mean that the cost per TEU in building large containerships is less than for vessels with smaller TEU capacity. The total newbuild price for a theoretical 6600 TEU containership, which peaked at $108.0 million in the period June to September 2008, fell to $58.0 million by the end of 2012, and then increased to approximately $65.0 million as of the end of 2013.

B.    Results of Operations

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following discussion of our financial condition and results of operations is for the years ended December 31, 2013 and 2012. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2013 and 2012.

Year Ended December 31,	2013	2012
Statement of operations data (in thousands of USD):
Revenue	$677,090	$660,794
Operating expenses:
Ship operating	150,105	138,655
Depreciation and amortization	172,459	165,541
General and administrative	34,783	24,617
Operating lease	4,388	3,145
Gain on vessel	—	(9,773)

Operating earnings	315,355	338,609
Other expenses (income):
Interest expense	60,496	71,996
Interest income	(2,045)	(1,190)
Undrawn credit facility fee	2,725	1,516
Amortization of deferred charges	9,477	8,574
Refinancing expenses and costs	4,038	—
Change in fair value of financial instruments	(60,504)	135,998
Equity loss on investment	670	259
Other expenses	1,470	151

Net earnings	$299,028	$121,305

Common shares outstanding at year end:	69,208,088	63,042,217
Per share data (in USD):
Basic earnings per Class A common share	$3.36	$0.84
Diluted earnings per Class A common share	$2.93	$0.81
Dividends paid per class A common share	$1.188	$0.938
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$328,644	$311,183
Investing activities(1)	(296,133)	(229,564)
Financing activities	62,491	(181,364)

Net increase (decrease) in cash and cash equivalents	$95,002	$(99,745)

Year Ended December 31,	2013	2012
Selected balance sheet data (in thousands of USD):
Cash and cash equivalents(1)	$476,380	$381,378
Vessels	4,992,271	4,863,273
Other assets(1)	479,110	406,202

Total assets	$5,947,761	$5,650,853

Current liabilities(2)	520,406	180,306
Deferred revenue	4,143	7,903
Long-term debt(2)	2,853,459	3,024,288
Other long-term liabilities	572,673	613,049
Fair value of financial instruments	425,375	606,740
Shareholders’ equity	1,571,705	1,218,567

Total liabilities and shareholders’ equity	$5,947,761	$5,650,853

Other data:
Number of vessels in operation at period end	71	69
Average age of fleet in years at period end	6.7	5.6
TEU capacity at period end	414,300	405,100
Average remaining initial term on outstanding charters	5.5	6.4
Fleet utilization	98.0%	98.9%

(1)	The balance sheet and cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(2)	Current liabilities includes $388.2 million and $66.7 million of current portion of long-term debt as at December 31, 2013 and 2012, respectively. As at December 31, 2013 , our operating borrowings were $3.5 billion ($3.0 billion at December 31, 2012).

At the beginning of 2013, we had 69 vessels in operation. We accepted delivery of two secondhand vessels during the year ended December 31, 2013, bringing our fleet to a total of 71 vessels as of December 31, 2013. During the year ended December 31, 2012, we accepted delivery of four vessels. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2013	2012	Days	%
Operating days	23,632	23,152	480	2.1%
Ownership days	24,109	23,399	710	3.0%

Financial Summary

	Year Ended December 31,		Change
	2013	2012	$	%
Revenue	$677,090	$660,794	$16,296	2.5%
Ship operating expense	150,105	138,655	11,450	8.3%
Depreciation and amortization expense	172,459	165,541	6,918	4.2%
General and administrative expenses	34,783	24,617	10,166	41.3%
Operating lease expense	4,388	3,145	1,243	39.5%
Gain on vessel	—	(9,773)	9,773	100.0%
Interest expense	60,496	71,996	(11,500)	(16.0%)
Amortization of deferred charges	9,477	8,574	903	10.5%
Refinancing expenses and costs	4,038	—	4,038	100.0%
Change in fair value of financial instruments	(60,504)	135,998	(196,502)	(144.5%)
Equity loss on investment	670	259	411	158.7%

Revenue

Revenue increased by 2.5% for the year ended December 31, 2013 over the same period for 2012. This increase is due primarily to the impact of a full period’s contribution of four 13100 TEU newbuilding vessels delivered in 2012, revenue from two 4600 TEU secondhand vessels delivered in 2013, revenue from the management of third party vessels, and a decrease in scheduled off-hire. These increases were partially offset by lower charter rates for six 4250 TEU vessels which were on short-term charters during the year ended December 31, 2013, an increase in unscheduled off-hire, which included 386 off-charter days for six 4250 TEU vessels, and one less day in 2013 due to 2012 being a leap year.

The increase in operating days and the related financial impact for the year ended December 31, 2013 relative to 2012, is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2013 vessel deliveries	383	$7.6
Full year contribution for 2012 vessel deliveries	368	20.6
Change in daily charterhire rate and re-charters	—	(9.1)
One less day due to the 2012 leap year	(61)	(1.7)
Scheduled off-hire	32	1.1
Unscheduled off-hire	(262)	(5.4)
Vessel management revenue	—	3.2
Other	20	—

Total	480	$16.3

Vessel utilization was 98.0% for the year ended December 31, 2013, compared to 98.9% for the prior year. The decrease in vessel utilization for the year ended December 31, 2013, compared to the same period in 2012, was primarily due to a 262 day increase in unscheduled off-hire which was related primarily to more off-charter days for six of our 4250 TEU vessels. During the year ended December 31, 2013, we completed five dry-dockings, which resulted in 48 days of scheduled off-hire compared to the completion of six dry-dockings during 2012, which resulted in 80 days of scheduled off-hire.

During the year ended December 31, 2013 we completed five dry-dockings, which resulted in 48 days of scheduled off-hire for the following vessels:

Vessel	Completed
CSCL Montevideo	Q2
CSCL Panama	Q2
CSCL Lima	Q3
CSCL San Jose	Q3
CSCL Santiago	Q3

During the year ended December 31, 2012, we completed six dry-dockings, which resulted in a total of 80 days of scheduled off-hire for the following vessels:

Vessel	Completed
Rio de Janeiro Express	Q1
CSCL Zeebrugge	Q1
COSCO Fuzhou	Q1
COSCO Yingkou	Q1
CSCL Long Beach	Q2
Seaspan Ningbo	Q3
Seaspan Dalian(1)	Q3
Seaspan Felixstowe(1)	Q3

(1)	Dry-docking for these vessels were completed while the vessels were off-charter.

Our cumulative vessel utilization since our initial public offering in August 2005 through December 31, 2013 was approximately 99.0% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 8.3% to $150.1 million for the year ended December 31, 2013, compared to 2012. The increase in ship operating expense for the year ended December 31, 2013, compared to the same period of 2012 is due primarily to an increase in ownership and managed days of 4.9%, related to the addition of four 13100 TEU vessels during the first half of 2012, two 4600 TEU vessels in 2013 and the management of 4600 TEU vessels for MOL. The larger TEU vessels are more expensive to operate and the increased cost of lubes, insurance and other operating costs associated with these vessels further contributed to higher ship operating expenses. There was also an increase in crew wages and spare parts expense, primarily due to higher spare parts purchases in 2013 compared with 2012 and increased expense due to an expanding and older fleet. We expect ship operating expense to increase as our fleet ages and as the average size of vessels increases.

Depreciation and Amortization Expense

The increase in depreciation and amortization for the year ended December 31, 2013, compared to the same period in 2012, was due to the increase in the size of the fleet. Four vessels were delivered in 2012 and a full period of depreciation was taken for these vessels for the year ended December 31, 2013. There were also two vessel deliveries in 2013.

General and Administrative Expenses

General and administrative expenses increased by 41.3% to $34.8 million for the year ended December 31, 2013, compared to the same period in 2012. The increase of $10.2 million for the year ended December 31, 2013, compared to the same period in 2012, was due primarily to an increase of $10.9 million in share-based compensation expense related to non-cash stock appreciation rights, or “SARs”, granted to our Chief Executive

Officer in December 2012 and to certain members of management in March 2013. The increase was partially offset by lower costs associated with the acquisition and integration of our Manager compared to the same period in 2012. We expect to incur non-cash compensation expenses of $4.1 million and $0.3 million in 2014 and 2015, respectively, relating to these SARs awards.

Operating Lease Expense

On June 27, 2012, we sold the Madinah to a U.S. bank and since that date we have been leasing the vessel back over a nine-year term. Prior to June 27, 2012, we owned the vessel and financed it with a term loan of $53.0 million, which was repaid using the proceeds from the sale to the bank. During the year ended December 31, 2013, we incurred operating lease expenses relating to this arrangement of $4.4 million. During 2012, in addition to operating lease expense of $3.1 million, we incurred interest expense of $0.7 million on the $53.0 million loan prior to June 27, 2012.

Gain on Vessels

The $53.0 million term loan credit facility related to the Madinah matured on June 27, 2012. On June 27, 2012, we sold the Madinah to a U.S. bank for $52.1 million, the amount outstanding under the term loan, which resulted in a non-cash gain on vessel of $9.8 million during 2012. The proceeds from this sale were used to fully repay the term loan.

Interest Expense

As at December 31, 2013, we had total borrowings of $3.9 billion, which consisted of long-term debt of $3.2 billion and other long-term liabilities of $611.6 million. As at December 31, 2013, our operating borrowings were $3.5 billion. Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities relating to operating vessels at the variable rate calculated by reference to LIBOR plus the applicable margin. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The decrease in interest expense for the year ended December 31, 2013 of $11.5 million compared to the same period of 2012 was primarily due to lower operating borrowings as well as a reduction in average LIBOR. The remaining decreases were due to an increase in interest capitalized, a lower reclassification of accumulated other comprehensive loss into earnings, and a repayment of the $53.0 million term loan in 2012 using the proceeds from the sale of the Madinah. The average LIBOR charged on our long-term debt for the year ended December 31, 2013 was 0.2% compared 0.4% for the comparable period in 2012. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments.

Amortization of Deferred Charges

In 2013, amortization of deferred charges relating to our financing fees increased to $9.5 million, from $8.6 million in 2012, primarily due to amortization on financing fees of new facilities entered in 2013. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses and Costs

During the year ended December 31, 2013, we incurred refinancing expenses and costs of $4.0 million, compared to nil in the same period of 2012. These costs were related to refinancing our $1.0 billion credit facility. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2013 Developments—2013 Loan Facility Transactions.”

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $60.5 million for the year ended December 31, 2013, compared to a loss of $136.0 million for the same period in 2012. The change in fair value for the year ended December 31, 2013, compared to the same period in 2012, was primarily due to increases in the forward LIBOR curve, the effect of the passage of time and less discounting of expected future settlements. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $116.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $9.0 million.

All of our interest rate swap agreements and our swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Loss on Investment

We have a 10.3% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2015. The equity loss on investment of $0.7 million for the year ended December 31, 2013 represents our share of losses in GCI. Our equity loss in 2012 was $0.3 million.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following discussion of our financial condition and results of operations is for the years ended December 31, 2012 and 2011. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2012 and 2011.

Year Ended December 31,	2012		2011
Statement of operations data (in thousands of USD):
Revenue		$660,794	$565,610
Operating expenses:
Ship operating		138,655	135,696
Depreciation and amortization		165,541	140,354
General and administrative		24,617	16,818
Operating lease		3,145	—
(Gain) loss on vessels		(9,773)	16,237

Operating earnings		338,609	256,505
Other expenses (income):
Interest expense		71,996	50,849
Interest income		(1,190)	(854)
Undrawn credit facility fee		1,516	4,282
Amortization of deferred charges		8,574	3,421
Change in fair value of financial instruments		135,998	281,027
Equity loss on investment		259	1,180
Other expenses		151	—

Net earnings (loss)		$121,305	$(83,400)

Common shares outstanding at year end:		63,042,217	69,620,060
Per share data (in USD):
Basic earnings (loss) per Class A common share		$0.84	$(2.04)
Diluted earnings (loss) per Class A common share		$0.81	$(2.04)
Dividends paid per class A common share		$0.938	$0.688
Basic and diluted earnings (loss) per Class C common share	$	N/A	$—
Dividends paid per Class C common share	$	N/A	$—

Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities		$311,183	$239,864
Investing activities(1)		(229,564)	(625,253)
Financing activities		(181,364)	832,293

Net increase (decrease) in cash and cash equivalents		$(99,745)	$446,904

Selected balance sheet data (in thousands of USD):
Cash and cash equivalents(1)		$381,378	$481,123
Vessels		4,863,273	4,697,249
Other assets(1)		406,202	269,344

Total assets		$5,650,853	$5,447,716

Current liabilities(2)		180,306	189,788
Fair value of financial instruments		606,740	564,490
Deferred revenue		7,903	12,503
Long-term debt(2)		3,024,288	2,914,247
Other long-term liabilities(2)		613,049	583,263
Shareholders’ equity		1,218,567	1,183,425

Total liabilities and shareholders’ equity		$5,650,853	$5,447,716

Other data:
Number of vessels in operation at period end		69	65
Average age of fleet in years at period end		5.6	4.9
TEU capacity at period end		405,100	352,700
Average remaining initial term on outstanding charters		6.4	7.1
Fleet utilization		98.9%	99.3%

(1)	The balance sheet and cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(2)	Long-term debt related to operating vessels was $3.0 billion as at December 31, 2012 ($2.7 billion at December 31, 2011).

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

	Year Ended December 31,		Increase
	2012	2011	Days	%
Operating days	23,152	21,948	1,204	5.5%
Ownership days	23,399	22,106	1,293	5.8%

Financial Summary

	Year Ended December 31,		Change
	2012	2011	$	%
Revenue	$660,794	$565,610	$95,184	16.8%
Ship operating expense	138,655	135,696	2,959	2.2%
Depreciation and amortization expense	165,541	140,354	25,187	17.9%
General and administrative expenses	24,617	16,818	7,799	46.4%
Operating lease expense	3,145	—	3,145	100.0%
(Gain) loss on vessels	(9,773)	16,237	(26,010)	(160.2%)
Interest expense	71,996	50,849	21,147	41.6%
Change in fair value of financial instruments	135,998	281,027	(145,029)	(51.6%)
Equity loss on investment	259	1,180	(921)	(78.1%)

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

Vessel	Commenced
Rio de Janeiro Express	Q1
CSCL Zeebrugge	Q1
COSCO Fuzhou	Q1
COSCO Yingkou	Q1
CSCL Long Beach	Q2
Seaspan Ningbo	Q3
Seaspan Dalian(1)	Q3
Seaspan Felixstowe(1)	Q3

(1)	Dry-docking for these vessels were completed while the vessels were off-charter, as described above.

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

Ship Operating Expense

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

Depreciation and Amortization Expense

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

For the year ended December 31, 2012, stock compensation expense and integration costs increased compared to 2011 but were offset by a decrease in professional fees that were incurred in 2011 related to the acquisition of our Manager. In 2012, we granted SARs to our chief executive officer, Gerry Wang, which are described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

Operating Lease Expense

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

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Loss on Investment

We had a 10.5% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2015. During 2011, we made a capital contribution of $2.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. We account for our investment in GCI using the equity method. The equity loss on investment of $0.3 million for the year ended December 31, 2012 represents our share of losses in GCI. Our equity loss in 2011 was $1.2 million due primarily to the organizational costs incurred to establish GCI.

C.    Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2013, our cash and cash equivalents and short-term investments totaled $488.1 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment, lease payments, and open market repurchases of common and preferred shares. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, any open market repurchases of securities, and the future potential redemption of our Series C, Series D, and Series E preferred shares. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share and the Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of February 28, 2014, the estimated remaining installments on the 16 vessels we had contracted to purchase was approximately $1.3 billion, which we will fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from our preferred share offerings. Future debt or equity issuances may be considered for growth.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our Class A common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures, debt repayments, lease payments, and open market repurchases of securities, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends on our Class A common shares in a manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our credit facilities and lease obligations as of December 31, 2013. In addition, our credit facilities and lease obligations are described in Notes 10 and 11, respectively, to our audited consolidated financial statements included in this report.

	Amount Outstanding(1)	Amount Committed	Amount Available
	(millions)	(millions)	(millions)
Credit Facilities
Revolving credit facilities(2)(3)(4)	$2,268.8	$2,463.3	$119.5
Term loan credit facilities(5)	972.8	1,739.5	426.7

Total Credit Facilities(4)	3,241.6	4,202.8	546.2

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation)(5)	383.3	383.3	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	98.4	98.4	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	129.9	129.9	—

Total Lease Facilities	611.6	611.6	—

Total Credit and Lease Facilities(6)	$3,853.2	$4,814.4	$546.2

(1)	Includes amounts owed by wholly owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.

(2)	For one of our revolving credit facilities, we have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs. The amount available does not include this $75.0 million.

(3)	Includes a $14.7 million line of credit which was undrawn as at December 31, 2013.

(4)	Excludes the effect of an agreement entered into on December 23, 2013 to extend and refinance the Facility. Under the terms of the amended Facility, which became effective on January 31, 2014, the maturity date was extended from May 2015 to May 2019, the outstanding amount of the Facility was reduced to $433.8 million and now bears interest at market rates. In January 2014, we funded this reduction in principal by drawing $340 million under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260 million of cash on hand.

(5)	For one of our term loan credit facilities, we will not be able to draw on the committed amount of $340.0 million until the related seven vessels are registered as collateral for the loan. The amount available does not include this $340.0 million. In January 2014, we drew the $340.0 million, as described above.

(6)	As at December 31, 2013, our operating borrowings were $3.5 billion (December 31, 2012—$3.0 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 69 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2013, our revolving credit facilities and term loans provided for borrowings of up to approximately $4.2 billion, of which approximately $3.2 billion was outstanding and $546.2 million was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of December 31, 2013. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

Interest payments on our term loans, excluding six term loans totaling $149.0 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2013 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus margins, which was 0.7% as of December 31, 2013. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be reborrowed.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our eight leased vessels, including one operating lease. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. We do not include our operating lease as part of our lease facilities.

As at December 31, 2013, we had lease obligations of approximately $611.6 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

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

Our credit and lease facilities also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. We were in compliance with these covenants as at December 31, 2013.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

Year ended December 31, (In thousands of USD)	2013	2012	2011
Net cash flow from operating activities	$328,644	$311,183	$239,864
Net cash flow used in investing activities(1)	(296,133)	(229,564)	(625,253)
Net cash flow from (used) in financing activities	62,491	(181,364)	832,293

(1)	The cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

Operating Cash Flows

Net cash flows from operating activities were $328.6 million for the year ended December 31, 2013, an increase of $17.5 million over the same period of 2012. The increase in net cash flows from operating activities for the year ended December 31, 2013, compared to the year ended 2012, was primarily due to an increase in net earnings, excluding non-cash items, of $6.6 million, and an increase in cash related to working capital of $10.9 million. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and a decrease in interest expense, partially offset by an increase in ship operating and other expenses. The increases in revenue and ship operating expenses were due primarily to the impact of a full period of contribution of four 13100 TEU vessels delivered in 2012, two second hand 4600 TEU vessels delivered in 2013 and the management of additional third party vessels. The decrease in interest expense was due to lower operating debt and other long-term liabilities as well as a reduction in average LIBOR. The increase in cash related to working capital resulted primarily from timing differences which are in the normal course of our operations.

Net cash flows from operating activities increased to $311.2 million for the year ended December 31, 2012, from $239.9 million for the year ended December 31, 2011. The increase of $71.3 million was primarily due to an increase in net earnings, excluding non-cash items, of $60.8 million, and an increase in cash related to working capital of $10.5 million. The increase in net earnings, excluding non-cash items, was due to an increase in revenue, partially offset by an increase in ship operating, general and administrative, and interest expenses. The increase in revenue and ship operating expenses resulted from the delivery of four additional vessels in 2012. The increase in general administrative expenses was due to a reclassification relating to the acquisition of the Manager in 2012, and an increase in stock compensation expense. The increase in interest expense, net of amounts capitalized, was primarily due to the increase in our debt balances from our increased number of operating vessels. This increase in cash related to working capital of $10.5 million was primarily caused by a reduction in the gross investment in lease due to an increase in the amounts received from four bareboat charters, in addition to increases in working capital related to cash outflows for payments made for other assets in 2011 that were not repeated in 2012. These changes were partially offset by a decrease in the change in the deferred revenue balances between 2012 and 2011. In 2012, the deferred revenue balance decreased due to the timing of receipt of time charter payments as compared to 2011. In 2011the deferred revenue balance increased significantly due to timing of payments and an increase in the number of vessels under time charter. At the time of our acquisition of our Manager in January 2012, our Manager had certain outstanding working capital amounts, which are now eliminated on consolidation. The acquisition of the Manager’s working capital balances are included as part of our investing activities, as they relate to the acquisition of a business. The impact of the acquired company on our operating cash flows in 2012 was limited to changes in these working capital balances since the acquisition date.

Financing Cash Flows

Net cash flows from financing activities were $62.5 million for the year ended December 31, 2013, an increase in cash from financing activities of $243.9 million, compared to the same period of 2012. The increase in cash from financing activities for the year ended December 31, 2013, compared to the prior year, was primarily due to an increase in proceeds from share issuances and net draws on credit facilities as well as lower share repurchases, partially offset by higher debt repayments and financing fees. In the year ended December 31, 2013, we received $73.2 million from the issuance of Class A common shares and $47.9 million from the issuance of Series D preferred shares, compared to $74.7 million from the issuance of Series D preferred shares in the prior year. In the year ended December 31, 2013, we used $9.0 million to repurchase Series C preferred shares compared to the use of $172.8 million to repurchase Class A common shares in 2012. In addition, during the year ended December 31, 2013, net draws on our credit facilities increased due primarily to the full drawdown of our $125.0 million facility entered into in December 2013, which was partially offset by an increase in debt repayments of $22.8 million and an increase in financing fees associated with our new loan facilities of $19.5 million, compared to the prior year.

Net cash flows used in financing activities was $181.4 million for the year ended December 31, 2012, compared to cash provided from financing activities of $832.3 million for the year ended December 31, 2011. The decrease in cash provided of approximately $1.0 billion was primarily due to lower net proceeds from the issuance of Series D Preferred Shares in 2012, compared to the issuance of Series C Preferred Shares in 2011, as well as a reduction of net draws in our credit facilities during 2012. We raised $74.7 million from the issuance of our Series D Preferred Shares in 2012 which was lower than the $344.5 million raised from the issuance of our Series C Preferred shares in 2011. We drew $487.9 million less on our credit facilities as we had fewer vessel deliveries in 2012 compared to 2011 and consequently required less financing. This was partially offset by additional repayments on credit facilities of $42.0 million over 2011. We also used cash of $172.8 million to repurchase 11.3 million of our Class A common shares related to our 2012 tender offer. We had a full year of dividend payments related to our Series C preferred dividends and also increased the dividend on our Class A common shares, resulting in additional cash used of $27.5 million in 2012.

Investing Cash Flows

Net cash flows used in investing activities were $296.1 million for the year ended December 31, 2013, which represents an increase in cash used of $66.6 million compared to the same period of 2012. The increase in cash used in investing activities for the year ended December 31, 2013, compared to the prior year, was primarily due to an increase in amounts recoverable from GCI for vessel installments paid by us on behalf of GCI, an increase in vessel expenditures primarily related to first installments on our newbuilding containerships and the purchase of two second hand vessels, as well as a reduction of cash related to the acquisition of our Manager. In the year ended December 31, 2013, we paid first installments on 13 of our newbuilds while in the prior year we completed delivery installments on three of our vessels. We acquired $23.9 million of cash as part of the acquisition of our Manager in 2012, but there was no comparable amount in 2013. These increases in cash used were partially offset by the proceeds from maturity of short term investments.

Cash used in investing activities decreased to $229.6 million for the year ended December 31, 2012, from $625.3 million for the year ended December 31, 2011. The decrease of $395.7 million was primarily due to a reduction in expenditures on vessels from fewer deliveries during the year.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In 2013 and 2012, we completed five and eight dry-dockings, respectively. All of the vessels dry-docked during the year underwent their first five-year dry-docking. In 2014 we expect seven vessels and one vessel to undergo their five and 10-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	future operating and interest costs, particularly after the acquisition of our Manager in January 2012, now that our operating costs are subject to market fluctuation;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued:

	Year ended December 31,
	2013	2012
	(in thousands of USD, except per share amounts)
Dividends on Class A common shares
Declared, per share	$1.1875	$0.9375
Paid in cash	44,379	51,772
Reinvested in common shares through DRIP	31,961	7,168

	$76,340	$58,940

Dividends on preferred shares
Series A, accrued(1)	$38,390	$34,195

Series C, paid in cash	$33,058	$33,250

Series D, paid in cash	$5,435	$—

(1)	On January 30, 2014, our Series A preferred shares converted into a total of 23,177,175 Class A common shares

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

Dividends on our Series C preferred shares accrue at a rate of 9.5%. This rate is subject to adjustment pursuant to our articles of incorporation.

Dividends on our Series D preferred shares accrue at a rate of 7.95%. This rate is subject to adjustment pursuant to our articles of incorporation.

Dividends on our Series E preferred shares accrue at a rate of 8.25%. This rate is subject to adjustment pursuant to our articles of incorporation.

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

The major components of routine dry-docking costs include: (1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (2) non-yard costs which include the paint, technician service costs and parts ordered specifically for dry-dock; and (3) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

Repairs and maintenance normally performed on an operational vessel either at port or at sea are limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised. All repairs and maintenance costs are expensed as incurred.

Vessel Lives

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase, including acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage, less accumulated depreciation. We depreciate our vessels using the straight-line method over their estimated useful lives. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. We estimate the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include, among others: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If there has been a general decline in the market value of vessels, we analyze our vessels for impairment to the extent that the decline in market value is expected to impact the future cash flows of the vessel. In cases where the vessel being analyzed is under a long-term time charter contract, a decline in the current market value of the vessel may not impact the recoverability of its carrying value.

If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Estimates

Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated useful lives of our vessels.

Revenue assumptions are based on contracted time charter rates up to the end of the life of the current contract of each vessel, as well as an estimated time charter rate for the remaining life of the vessel after the completion of its current contract. The estimated time charter rates for non-contracted revenue days are based on 10-year average time charter rates incorporating historical time charter rate data from an independent third-party maritime research service provider, as well as recent market charter rates relevant to future periods.

Our estimates of vessel utilization, including estimated off-hire time for dry-docking, off-hire time between time charters and equipment or machinery breakdown, are based on historical experience.

Our estimates of operating expenses are based on historical and budgeted operating and dry-docking costs and our expectations of future inflation and operating requirements. Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including, among other things, crewing costs, insurance and bunker costs, and availability of shipyards for dry-docking.

Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate which takes into consideration historical average scrap prices based on information from third-party maritime research services. Although we believe that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective because of the cyclical nature of future demand for scrap steel.

The remaining lives of our vessels used in our estimates of future cash flows are consistent with those used in our calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Impairment Analysis

Based on current market conditions, we intend to continue to hold and operate our vessels. Based on our analysis, we believe the estimated undiscounted future net cash flows for each vessel were in excess of each vessel’s carrying value, and accordingly, no impairment was recorded for vessels held for use as of December 31, 2013 and 2012.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2013. The charter-free market value of each of our vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel was sold. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. In addition, because vessel values can be highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless and until we either decide to sell the vessel for a loss, or determine that the vessel’s carrying amount is not recoverable. We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2013 and, accordingly, have not recorded an impairment charge.

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2013(1) (in millions)	Vessel Carrying Value at December 31, 2012 (in millions)
COSCO Glory	13100	2011	2011	$159.5	$164.8
COSCO Pride	13100	2011	2011	160.6	165.9
COSCO Development	13100	2011	2011	161.3	166.7
COSCO Harmony	13100	2011	2011	161.3	166.6
COSCO Excellence	13100	2012	2012	165.3	170.7
COSCO Faith	13100	2012	2012	165.5	170.9
COSCO Hope	13100	2012	2012	164.9	170.2
COSCO Fortune	13100	2012	2012	165.3	170.9
CSCL Zeebrugge	9600	2007	2007	92.0	95.5
CSCL Long Beach	9600	2007	2007	93.1	96.5
CSCL Oceania	8500	2004	2004	54.5	56.6
CSCL Africa	8500	2005	2005	54.9	57.1

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2013(1) (in millions)	Vessel Carrying Value at December 31, 2012 (in millions)
COSCO Japan	8500	2010	2010	112.3	116.1
COSCO Korea	8500	2010	2010	112.5	116.4
COSCO Philippines	8500	2010	2010	112.7	116.6
COSCO Malaysia	8500	2010	2010	113.1	116.8
COSCO Indonesia	8500	2010	2010	113.6	117.4
COSCO Thailand	8500	2010	2010	115.8	119.6
COSCO Prince Rupert	8500	2011	2011	118.3	122.3
COSCO Vietnam	8500	2011	2011	118.6	122.6
MOL Emerald	5100	2009	2009	69.8	72.3
MOL Eminence	5100	2009	2009	70.6	73.1
MOL Emissary	5100	2009	2009	71.0	73.5
MOL Empire	5100	2010	2010	71.5	74.0
MOL Excellence	4600	2003	2013	23.9	-
MOL Efficiency	4600	2003	2013	24.0	-
Brotonne Bridge	4500	2010	2010	85.8	88.8
Brevik Bridge	4500	2011	2011	87.2	90.3
Bilbao Bridge	4500	2011	2011	86.7	89.7
Berlin Bridge	4500	2011	2011	89.4	92.5
Budapest Bridge	4500	2011	2011	91.1	94.2
Seaspan Hamburg	4250	2001	2001	26.1	27.5
Seaspan Chiwan	4250	2001	2001	27.1	28.2
Seaspan Ningbo	4250	2002	2002	29.0	30.2
Seaspan Dalian	4250	2002	2002	29.7	30.8
Seaspan Felixstowe	4250	2002	2002	30.0	31.3
CSCL Vancouver	4250	2005	2005	30.1	31.3
CSCL Sydney	4250	2005	2005	30.5	31.7
CSCL New York	4250	2005	2005	30.6	31.9
CSCL Melbourne	4250	2005	2005	39.3	40.9
CSCL Brisbane	4250	2005	2005	39.4	41.0
New Delhi Express	4250	2005	2005	42.6	44.3
Dubai Express	4250	2006	2006	43.0	44.7
Jakarta Express	4250	2006	2006	43.2	45.0
Saigon Express	4250	2006	2006	43.4	45.1
Lahore Express	4250	2006	2006	43.9	45.6
Rio Grande Express	4250	2006	2006	44.4	46.1
Santos Express	4250	2006	2006	44.5	46.2
Rio de Janeiro Express	4250	2007	2007	45.3	46.9
Manila Express	4250	2007	2007	45.4	47.1
CSAV Loncomilla	4250	2009	2009	55.1	56.9
CSAV Lumaco	4250	2009	2009	54.9	56.9
CSAV Lingue	4250	2010	2010	57.2	59.2
CSAV Lebu	4250	2010	2010	57.3	59.3
COSCO Fuzhou(2)	3500	2007	2007	40.0	41.5
COSCO Yingkou(2)	3500	2007	2007	40.8	42.3
CSCL Panama(2)	2500	2008	2008	36.2	37.6
CSCL São Paulo(2)	2500	2008	2008	36.5	37.9
CSCL Montevideo(2)	2500	2008	2008	36.7	38.0
CSCL Lima(2)	2500	2008	2008	36.7	38.0
CSCL Santiago(2)	2500	2008	2008	36.7	38.0

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2013(1) (in millions)	Vessel Carrying Value at December 31, 2012 (in millions)
CSCL San Jose(2)	2500	2008	2008	36.8	38.2
CSCL Callao(2)	2500	2009	2009	37.2	38.6
CSCL Manzanillo(2)	2500	2009	2009	37.8	39.1
Guayaquil Bridge(2)	2500	2010	2010	38.6	39.9
Calicanto Bridge(2)	2500	2010	2010	38.8	40.2

Total				4,670.9	4,786.0

(1)	At December 31, 2013, except for the CSCL Africa and the CSCL Oceania, the charter-free market value is lower than the vessel’s carrying value. The aggregate carrying value of those vessels whose charter-free market value is lower than its carrying value is $4.6 billion. The estimated aggregate charter-free market value of these vessels is $2.6 billion. Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters. Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceeds the carrying values of the vessel at December 31, 2013.

(2)	As of December 31, 2013, we believe that all of our vessels will recover their carrying value through the end of their useful lives, based on their estimated undiscounted future cash flows calculated in accordance with our impairment assessment. However, certain vessels that are 3500 TEU or smaller are considered to be at a higher risk for future impairment as the excess of their estimated undiscounted future cash flows over their carrying value is lower than the remainder of the fleet. The aggregate carrying value of these vessels is $452.8 million and their estimated aggregate charter-free market value is $236.1 million.

Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

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

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of our Manager was tested for impairment at November 30, 2013. Based on the results of this test, the discounted cash flows substantially exceeded the carrying value of the reporting unit, which is considered to be our business as a whole. Key assumptions that impact the fair value of the reporting unit include our ability to utilize the vessels in the fleet and the charter rates the vessels earn when employed. Other key assumptions include the operating life of our vessels and our cost of capital.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk related to the credit risk of the counterparties or our non-performance risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap and swaption agreements within Level 2 of the fair value hierarchy as defined by U.S. GAAP.

We previously designated certain of our interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive income.

By September 30, 2008, we had de-designated all of our interest rate swaps as accounting hedges. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

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

Recent Accounting Pronouncements

None.

Glossary

We use a variety of operational terms and concepts in this Annual Report. These include the following:

Annual Survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the ship is not laden with cargo.

Bareboat Charter. A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

Charter. The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that charters a vessel.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-docking. The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State. The country of a vessel’s registry.

Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters.

Hire rate. The payment to the shipowner from the charterer for the use of the vessel.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding. A new ship under construction or just completed.

Off-charter. The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

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

Ship operating expense. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses”.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot market. The market for immediate chartering of a vessel, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Vessel operating expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

E.    Research and Development

Not applicable.

F.    Off-Balance Sheet Arrangements

As at December 31, 2013, we do not have any off-balance sheet arrangements.

G.    Contractual Obligations

As of December 31, 2013, our long-term undiscounted contractual obligations, including amounts payable under our credit facilities, consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations(1)	$2,963,241	$375,387	$354,977	$430,239	$1,802,638
Purchase obligations for additional vessels	1,604,326	476,420	1,127,906	—	—
Lease obligations(2)	697,499	60,079	419,408	47,118	170,894
Operating lease	51,602	6,856	13,752	13,586	17,408

Total	$5,316,668	$918,742	$1,916,043	$490,943	$1,990,940

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.35% to 4.75% per annum, for which we have entered into interest rate swap agreements to fix the LIBOR at rates ranging from 5.0275% to 5.87% per annum. For the purpose of this table, principal repayments are determined based on contractual repayments in commitment reduction schedules for each related facility. Excludes expected interest payments of $45.1 million (less than 1 year), $81.6 million (1-3 years), $66.7 million (3-5 years) and $73.7 million (more than 5 years). Expected interest payments are based on LIBOR plus margins at December 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)	We, through wholly owned subsidiaries, have agreed to enter into leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels.

Item 6.	Directors, Senior Management and Employees

A.    Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of February 28, 2014, and their ages as of December 31, 2013 are listed below:

NAME	AGE	POSITION
Kyle R. Washington	43	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	51	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	55	Chief Operating Officer
Sai W. Chu	47	Chief Financial Officer
Mark Chu	46	General Counsel and Director, Corporate Finance
Rob Grool	56	President, Fleet Management of Seaspan Ship Management Limited (SSML)
John C. Hsu	50	Director
George H. Juetten	66	Director
Harald H. Ludwig	59	Director
David Lyall	57	Director
Nicholas Pitts-Tucker	62	Director
Graham Porter	43	Director and Co-Founder
Peter S. Shaerf	59	Deputy Chair of the board of directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of our Manager and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of the Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was elected as a director of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

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

Sai W. Chu. Sai W. Chu was appointed as our chief financial officer in June 2007. Mr. Chu was appointed chief financial officer of Seaspan Container Lines Limited, or SCLL, in May 2005 and has served as a director or executive officer of certain of our Manager’s operating subsidiaries since May 2005, after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990.

Mark Chu. Mark Chu was appointed as our general counsel and director, corporate finance in March 2012 and secretary in July 2013. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

Rob Grool. Rob Grool was appointed president, fleet management of SSML in February 2012. Mr. Grool started his career with ship owners Vroon in Breskens, Holland, and built, operated and chartered livestock carriers for Saudi Livestock Transport & Trading in Saudi Arabia between 1982 and 1987. He was subsequently appointed fleet manager at Van Nievelt Goudriaan & Co in Rotterdam. In 1991, Mr. Grool joined third-party ship manager and managing owners Hanseatic Shipping Co. (part of the Schulte Group) in Cyprus as the technical director, and was later appointed a joint managing director. In 2002, he joined the Wallem Group Ltd. in Hong Kong, where he was group managing director until December 2011, overseeing a fleet of approximately 350 ships, including tankers, bulkers, containerships, car carriers and reefer ships. Mr. Grool obtained a Master’s degree in marine engineering and maritime economy from Delft University of Technology in Holland.

John Hsu. John Hsu was appointed director in April 2008 and is co-chair of the compensation and governance committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed), and Oak Maritime, Inc., of which he is currently a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly listed securities, hedge funds, and private equity investments with their family office, OSS Capital. Also, he is currently director of Deltec Capital, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance integrated circuit solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in US-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is fluent in Japanese and Mandarin.

George H. Juetten. George H. Juetten was elected by our Series A preferred shareholders as a director on July 25, 2009 and has served as chair of our audit committee since September 19, 2009. On January 30, 2014, the date of conversion of all of the Series A preferred shares into our common shares and termination of the right of the Series A preferred shareholders to appoint Mr. Juetten to our board, the board of directors appointed Mr. Juetten as a Class I director to serve until the 2015 annual meeting of shareholders. Prior to Mr. Juetten serving on our board of directors, he was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2008. Washington Group International was an integrated engineering, construction and management services company that was listed on the New York Stock Exchange (or NYSE). Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was with Price Waterhouse from 1969 to 1993 and became an audit partner in 1980, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and a director of the Boise State University Foundation. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is a member of the American Institute of Certified Public Accountants.

Harald H. Ludwig. Harald Ludwig has served as a director since August 2012 and is a member of the Conflicts Committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall. David Lyall has served as a director since May 2012. On January 30, 2014, the date of the conversion of the Series A preferred shares, Mr. Lyall resigned as a Class I director, became a Class III director and will serve as a director until the 2014 annual meeting of shareholders. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is co-chair of the compensation and governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. In 2010, Mr. Pitts-Tucker was appointed to the Executive

Council of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton, a leading university in the United Kingdom for Social Enterprise. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

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

Peter S. Shaerf. Peter S. Shaerf was elected as a director in August 2005 and is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers. He is the past Chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

B.    Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2013, each non-employee member of our board of directors received an annual cash retainer of $60,000. Mr. Washington also received $40,000 for his service during 2013 as co-chairman of our board of directors and Peter Shaerf received $30,000 for his service during 2013 as deputy chairman of our board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The co-chairs of the compensation and governance committee each received an annual payment of $10,000 and each member of the compensation and governance committees, including the co-chairs, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation and governance committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each conflicts committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee received a payment of $1,500 per meeting.

For 2013, our non-employee directors also received an annual retainer of $100,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their services as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any committee.

During the years ended December 31, 2013 and 2012, we paid to our directors and management (14 persons in 2013 and in 2012) aggregate cash compensation of approximately $4.6 million and $5.0 million, respectively. We do not have a retirement plan for members of our management team or our directors.

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

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire in December 2015. On January 1, 2013, each of our non-employee directors was awarded 6,110 restricted shares, which vested on January 1, 2014 (except for one director who did not stand for re-election during the year and was awarded restricted shares on a pro-rata basis). In 2013, we also granted an aggregate of 95,000 phantom share units to our executive officers, other than our chief executive officer, under the Plan. These grants are subject to a three-year annual vesting period which began on January 1, 2014.

In 2013, the Company granted 1,664,457 SARs to certain members of management (the “Participants”) which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date. Please see note 14 to our consolidated financial statements included elsewhere herein for additional information about outstanding SARs and phantom share units.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2013 will be included as part of our proxy statement, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.    Board Practices

General

As of February 28, 2014, our board of directors consists of nine members. The board of directors is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	our Class I directors are Kyle R. Washington, George H. Juetten and Nicholas Pitts-Tucker and their term expires in 2015;

•	our Class II directors are Gerry Wang, Harald H. Ludwig and Graham Porter and their term expires in 2016; and

•	our Class III directors are Peter S. Shaerf, John C. Hsu and David Lyall and their term expires in 2014.

Membership in each of the three classes gives effect to the board changes described in “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2014 Recent Developments— Conversion of Series A Preferred Shares and Resignation and Appointment of Directors.”

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The board of directors has the following three committees: audit committee, compensation and governance committee and conflicts committee. The membership of these committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2013, the board of directors held 12 meetings, the audit committee held four meetings, the compensation and governance committee held seven meetings and the conflicts committee held eight meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the board of directors has determined that Mr. Juetten qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation and governance committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee members are John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. The compensation and governance committee: (a) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (b) produces a report on executive compensation which is included in our proxy statement; (c) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; (d) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee; and (e) performs such other functions as the board of directors may assign to the committee from time to time.

Our conflicts committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our conflicts committee members are Peter S. Shaerf (chair), Harald Ludwig, David Lyall and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that six of our nine directors (being John C. Hsu, George H. Juetten, Harald H. Ludwig, David Lyall, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that consists of four directors, all of whom satisfy NYSE standards for independence.

D.     Employees

As of December 31, 2013, approximately 2,800 seagoing staff serve on the vessels that we manage and approximately 250 staff serve on shore. Prior to the acquisition of our Manager in January 2012, our Manager and certain of its subsidiaries provided us with all of our employees, other than our chief executive officer.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;

•	each of our current executive officers, senior management and key employees; and

•	all our current directors and all current executive officers, senior management and key employees as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to February 28, 2014.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Graham Porter(2)	7,681,501	8.3%
Kyle R. Washington(3)	5,781,013	6.2%
Gerry Wang(4)	2,030,276	2.2%
Sai W. Chu	119,561	*
Peter S. Shaerf	81,107	*
George H. Juetten	61,795	*
Peter Curtis	48,302	*
John C. Hsu	43,102	*
Nicholas Pitts-Tucker(5)	25,679	*
David Lyall	16,653	*
Harald H. Ludwig	14,904	*
Mark Chu	13,438	*
Rob Grool	9,379	*
All directors, executive officers, senior management and key employees as a group (13 persons)	15,926,710	17.2%

(1)	Percentages are based on the 92,755,818 common shares that were issued and outstanding on January 30, 2014.

(2)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about February 14, 2014.

(3)	The number of common and shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by The Kyle R. Washington 1999 Trust II, and Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 7, 2014.

(4)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company. This information was provided to us by Mr. Wang on or about February 14, 2014.

(5)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about February 3, 2014.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about February 28, 2014.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Dennis R. Washington(2)	34,862,025	37.6%
Graham Porter(3)	7,681,501	8.3%
Copper Lion, Inc. (4)	11,264,518	12.1%

(1)	Percentages are based on the 92,755,818 common shares that were issued and outstanding on January 30, 2014.

(2)	The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 7, 2014.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about February 14, 2014.

(4)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 1999 Trust II. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 7, 2014.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of February 28, 2014, a total of 89,135,880 of our Class A common shares were held by 54 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.     Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the provision of services by our directors and executive officers, the sale and purchase of our common and preferred equity securities, the management of the vessels in our fleet by our Manager and our acquisition of our Manager in January 2012, and our investment in GCI. We may enter into related party transactions from time to time in the future. Our board of directors has a conflicts committee, comprised entirely of independent members of our board of directors, which must approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger

Member), and the Tiger Member. Until we acquired it in January 2012, Mr. Wang had an ownership interest in our Manager, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington. Please read “—Management Agreements” and “—Acquisition of Seaspan Management Services Limited.” In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.” Prior to March 2011, Mr. Wang was an employee of SSML, our indirect subsidiary, and his compensation (other than any awards under our long-term incentive plan) was set and paid by such subsidiary. In March 2011, Mr. Wang entered into an amended and restated employment agreement with SSML and a new employment agreement with us, which became effective January 1, 2011. In December 2012, we amended and restated Mr. Wang’s employment agreement with us and his employment agreement with SSML terminated. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang.”

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

Graham Porter is one of our directors. In March 2011, we entered into an agreement with Mr. Porter, Seaspan Advisory Services Limited and SSML that terminated a restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction. An affiliated entity of Mr. Porter had ownership interests in our Manager until our acquisition of our Manager in January 2012, and an affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.” Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions.” Mr. Porter also serves on the board of managers of the Vehicle and is a voting member of the Transaction Committee of GCI. In addition, Mr. Porter and his affiliates control Tiger Group Investments, or Tiger Group, and Tiger Ventures Limited, which have provided certain financial services to us. Please read “—Arrangements and Fees with Tiger Group Entities.”

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

The base purchase price was paid and any Fleet Growth Payments are paid, in shares of our Class A common stock, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition, or the Per Share Value. For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment includes the issuance of 39,081 shares (equal to the quotient of $0.5 million divided by the Per Share Value). Fleet Growth Payments are paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter. During the year ended December 31, 2013, 820,700 Class A common shares were issued as Fleet Growth Payments.

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

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager and its subsidiaries. The Manager was owned, prior to our acquisition of it in January 2012, by affiliates of Kyle R. Washington, Gerry Wang and Graham Porter. Prior to the acquisition, we incurred the following aggregate costs under our management agreements with our Manager and its subsidiaries:

In thousands of USD	Year Ended December 31,
	2012(1)	2011
Technical services	$9,700	$135,381
Administrative and strategic services	5	72
Reimbursed expenses	305	4,074
Newbuilding construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	100	2,056

(1)	Relates to the 26 days prior to acquisition on January 27, 2012.

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

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose, Members and Exclusivity

Formed in March 2011, GCI invests primarily in newbuilding and existing maritime containership assets that are primarily strategic to Greater China. The members of GCI are (i) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (ii) the Washington Member, (iii) the Tiger Member and (iv) GC Industrial. As of February 28, 2014, GCI had ordered 16 newbuilding vessels, which are scheduled for delivery during 2014 through 2016, all of which are subject to long-term time charter contracts with Hanjin, MOL and Yang Ming.

Until the earliest of (i) March 14, 2016, (ii) dissolution of GCI and (iii) consummation of a sale of GCI, GC Industrial and its subsidiaries shall only invest in containerships through GCI.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million in GCI. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. The Tiger Member will contribute services to GCI, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment will be reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced.

As at December 31, 2013, the Seaspan Member has made capital contributions of $6.4 million to GCI.

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

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members’ respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

Rights of First Refusal and First Offer

Right of First Refusal

We believe that all of GCI’s containership investment opportunities, or Container Investment Opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to the right of first refusal agreement with GCI. We may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by GCI. In addition, we have rights of first offer relating to certain containerships that GCI and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

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

(a) the total number of vessels with respect to which we previously exercised our right of first refusal, but which vessels were not purchased by us due to the refusal or failure of the other party or parties to the negotiated vessel contracts to execute the contracts (or in cases where such contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

(b) the excess of:

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

Our right of first refusal will terminate upon the earliest to occur of:

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

•

consummation of an initial public offering of any equity securities of GCI or any of its subsidiaries; provided that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to GCI and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and

•

generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of GCI or of assets representing at least 75% of the consolidated net asset value of GCI and its subsidiaries.

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

The term of Mr. Wang’s employment with us continues until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated. The amended transaction services agreement becomes effective following any termination of Mr. Wang’s employment with us and also expires upon termination of our right of first refusal with GCI.

Mr. Wang’s amended employment agreement with us provides that he receives an annual base salary of $1.25 million, an annual housing allowance of $0.25 million and an annual target performance bonus of $1.2 million, with the bonus payable 50% in cash and 50% in our common shares. In addition, Mr. Wang receives transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang. The transaction fees are paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. During the years ended December 31, 2013, 2012 and 2011, Mr. Wang received transaction fees of approximately $3.5 million, $0.1 million and $0.4 million, respectively.

In connection with the amended employment agreement, we granted to Mr. Wang an award of SARs, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for such tranche for any 20 consecutive trading days on or before the expiration date for such tranche. Mr. Wang may exercise each vested tranche of SARs and receive common shares with a value equal to the spread between the applicable base price and the fair market value of the common shares on the exercise date.

	Number of SARs	Base Price		Expiration Date
Tranche 1	1,846,154	US$	21.50	December 7, 2015
Tranche 2	1,898,734	US$	24.00	December 7, 2016
Tranche 3	1,929,260	US$	26.50	December 7, 2017

Total:	5,674,148

The SARs are being expensed by tranche over each tranche’s derived service period. The tranche 1 SARS vested in 2013. We believe we will recognize the compensation expense relating to the remaining SARs prior to expiration of the term of Mr. Wang’s employment.

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

Upon any termination of Mr. Wang’s employment agreement with us before termination of our right of first refusal with GCI, he will continue to provide certain strategic services pursuant to the transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive fees equal to 1.25% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. The transaction fees will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to our omnibus agreement (which contains exceptions for the provision of services to GCI and GC Industrial, among other entities), he may also compete with us. Please read “—Omnibus Agreement.” The transaction services agreement will expire upon the termination of the right of first refusal granted to us by GCI, which is scheduled to expire on March 31, 2015, unless earlier terminated.

A total of 1,397,190 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement entered into in March 2011 in connection with our investment in GCI. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their then existing shares for three years, and 25% of such shares for a fourth year, in each case commencing March 14, 2011. Please read “—Acquisition of Seaspan Management Services Limited” for a description of the lock-up agreement entered into by Mr. Wang in connection with the acquisition of our Manager. In addition, Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2015 and 120 days after the exercise date with respect to such common shares, as described above.

We have agreed to register with the SEC the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis, Sai W. Chu, Mark Chu and Rob Grool, have employment arrangements with SSML.

Arrangements and Fees with Tiger Group Entities

In connection with certain financial transactions involving us, Tiger Group and Tiger Ventures Limited have received fees for consulting services and certain other services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group and Tiger Ventures Limited are controlled by Graham Porter, one of our directors. Pursuant to a financial services agreement we entered into with Tiger Venture Limited in March 2011, Tiger Ventures Limited is entitled to financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions, in each case, to be paid regardless of whether Tiger Ventures Limited assisted in arranging such financing.

During the years ended December 31, 2013, 2012 and 2011, we paid aggregate consulting and arrangement fees of $6.6 million, $1.8 million and $1.9 million, respectively, to Tiger Group and Tiger Ventures Limited.

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

Registration Rights Agreements

In connection with our initial public offering, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

In connection with the Series A Preferred Share Offering, we entered into a registration rights agreement, pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by a holder of the Class A common shares that are issuable upon the conversion of the Series A preferred shares unless the sum of the Class A common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under this agreement, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts or commissions.

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

In January 2012, in connection with the acquisition of our Manager, we entered into a registration rights agreement pursuant to which we are obligated to register for resale under the Securities Act, as amended, all shares of our common stock issued to the former owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments.

Series A Preferred Share Offering

In January 2009, we issued a total of 200,000 of our Series A preferred shares to certain investors, including entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors. The initial liquidation preference of the Series A preferred shares was $1,000 per share, subject to adjustment. No dividend was payable in respect of the Series A preferred shares until March 31, 2014. Instead, the liquidation preference of the Series A preferred shares increased at a rate of 12% per annum until January 31, 2014, compounded quarterly. The Series A preferred shares entitled to the holders to certain voting and other rights.

On January 30, 2014, as a result of the average closing price of our Class A common shares for the preceding 30 trading days exceeding $15.00 per share, our 200,000 outstanding Series A preferred shares automatically converted into a total of 23,177,175 of our Class A common shares pursuant to our articles of incorporation.

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

Tier 1 Participants are entitled to severance benefits on a qualifying termination for a two-year period following a change of control and they will receive from us 30 months of their current base salary and bonuses. Tier 2 and Tier 3 Participants are entitled to severance benefits on a qualifying termination for a one-year period following a change of control and will receive from us 18 months and 9 months, respectively, of their current base salary and bonus. All Participants will also become fully vested in all outstanding incentive awards in addition to receiving their severance benefits. Participants will also receive certain other benefits, including but not limited to health, dental and life insurance benefits for a three-month period subject to the permission of the benefits carrier.

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share. From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, from the first quarter of 2011 to the fourth quarter of 2011, our quarterly dividend was $0.188 per share, from the first quarter of 2012 to the fourth quarter of 2012, our dividend was $0.25 per share, and from the first quarter of 2013 to the fourth quarter of 2013, our dividend was $0.3125 per share. In February 2014, our board of directors approved an increase in the quarterly common share dividend to $0.345 per share, which dividend will be subsequently declared for the quarter ending March 31, 2014.

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

There are a number of factors that could affect the dividends on our Class A common shares in the future. Many of these factors could also affect our ability to pay dividends on our preferred shares. As a result of these factors, you may not receive dividends based on current amounts or at all. These factors include, among others, the following:

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

In February 2014 our board of directors approved a 10.4 % increase in the quarterly common share dividend to $0.345 per share, commencing with the quarter ending March 31, 2014. For the 2014 fiscal year, we expect to pay an annual dividend of $1.38 in the following manner:

Record Date	Payment Date	Amount Per Share
April 21, 2014	April 30, 2014	$0.345
July 21, 2014	July 30, 2014	$0.345
October 20, 2014	October 30, 2014	$0.345
January 20, 2015	January 30, 2015	$0.345

All dividends are subject to declaration by our board of directors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts and manner stated above.

Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent In Our Business” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.    Significant Changes

None.

Item 9.	The Offer and Listing

Our common shares are traded on the NYSE under the symbol “SSW.” The following table sets forth the high and low prices for the common shares on the NYSE for the periods indicated.

	High	Low
January 1, 2009 to December 31, 2009	$13.07	$5.12
January 1, 2010 to December 31, 2010	15.05	9.22
January 1, 2011 to December 31, 2011	21.33	10.21
January 1, 2012 to December 31, 2012	19.98	13.50
January 1, 2013 to December 31, 2013	25.10	16.46
First quarter 2012	19.98	13.50
Second quarter 2012	17.99	14.20
Third quarter 2012	18.00	14.50
Fourth quarter 2012	17.20	14.73
First quarter 2013	20.95	16.46
Second quarter 2013	23.52	19.75
Third quarter 2013	24.66	19.90
Fourth quarter 2013	25.10	19.45
September 2013	24.66	21.52
October 2013	25.10	19.45
November 2013	24.48	20.75
December 2013	23.20	21.06
January 2014	23.69	21.32
February 2014	23.35	21.46
March 1 through March 5, 2014	22.25	21.65

Our Series C preferred shares are traded on the NYSE under the symbol “SSW PR C”. The following table sets forth the high and low prices for the Series C preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 2, 2011 to December 31, 2011	$29.33	$25.03
January 1, 2012 to December 31, 2012	29.02	26.50
January 1, 2013 to December 31, 2013	28.40	25.50
First quarter 2012	28.17	26.80
Second quarter 2012	28.09	26.50
Third quarter 2012	28.22	26.60
Fourth quarter 2012	29.02	26.95
First quarter 2013	28.08	26.51
Second quarter 2013	28.40	25.50
Third quarter 2013	27.71	25.75
Fourth quarter 2013	27.61	26.07
September 2013	27.28	26.42
October 2013	27.61	26.67
November 2013	26.94	26.40
December 2013	26.95	26.07
January 2014	26.94	26.27
February 2014	26.95	26.10
March 1 through March 5, 2014	27.39	26.91

Our Series D preferred shares are traded on the NYSE under the symbol “SSW PR D”. The following table sets forth the high and low prices for the Series D preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
December 21, 2012 to December 31, 2012	$25.35	$24.61
January 1, 2013 to December 31, 2013	27.50	24.55
First quarter 2013	25.94	25.20
Second quarter 2013	27.50	25.00
Third quarter 2013	26.80	24.73
Fourth quarter 2013	26.23	24.55
September 2013	25.41	25.02
October 2013	26.23	25.04
November 2013	25.37	24.55
December 2013	25.10	24.80
January 2014	25.96	25.00
February 2014	25.35	24.71
March 1 through March 5, 2014	25.09	24.95

Our Series E preferred shares are traded on the NYSE under the symbol “SSW PR E”. The following table sets forth the high and low prices for the Series E preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 14 through February 28, 2014	$25.17	$24.90
March 1 through March 5, 2014	25.16	24.98

Item 10.	Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Our Bylaws are filed as Exhibit 1.2 to this Annual Report. In connection with our Series A preferred share offering, Series B preferred share offering, Series C preferred share offering, Series D preferred share offering, Series E preferred share offering, and the authorization of Series R preferred shares with respect to our shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our Articles of Incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report. The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders, are convoked are described in our Bylaws.

We have in place a shareholder rights agreement that may have the effect of delaying, deferring or preventing a change in control of Seaspan. We entered into the original shareholder rights agreement in August 2005. In April 2011, we amended and restated the shareholder rights agreement. The amended and restated shareholder rights agreement, including the Series R preferred share Statement of Designation, has been filed as Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011. In connection with acquisition of our Manager in January 2012, we further amended the shareholder rights agreement. Amendment No. 1 to the amended and restated shareholder rights agreement has been filed as Exhibit 4.6 to our Report on Form 6-K filed with the SEC on January 30, 2012. Amendment No. 2 to the amended and restated shareholder rights agreement has been filed on Form 8-A12B filed with the SEC on December 27, 2012. The amended and restated shareholder rights agreement, as amended, is hereby incorporated by reference into this Annual Report.

Pursuant to the shareholder rights agreement, our board of directors declared a dividend for each outstanding Class A common share of one common share purchase right, or a Right, to purchase following a Distribution Date (as defined in the shareholder rights agreement) for $25.00, or the Exercise Price, subject to certain exceptions and adjustments, a fraction (1/1000th) of one Series R preferred share, which fraction has similar economic terms as one Class A common share. If (i) a person or a group of persons beneficially owns 20% or more of our common shares or (ii) Dennis R. Washington (our largest shareholder), Kyle R. Washington (our Co-Chairman), Kevin L. Washington, and certain members of their families and their affiliates, in the aggregate, beneficially own 70% or more of our Class A common shares (excluding certain shares issued under our dividend reinvestment plan as described below), then each Right will entitle the holder (other than such 20% or more or 70% or more shareholders) to purchase a number of our Class A common shares with a fair market value equal to twice the product of the Exercise Price multiplied by the number of 1/1000th of a Series R preferred share for which such Right could have been exercised. If after such 20% or more or 70% or more ownership threshold has been met, we merge into another company, or we sell more than 50% of our assets or earning power, then each holder of a Right, other than such 20% or 70% or more shareholders, will be entitled to purchase at the Exercise Price, a number of common shares of the surviving entity which has a then current market value of twice the Exercise Price. The Rights will expire on August 8, 2015, unless we extend the expiration date or unless the Rights are earlier redeemed or exchanged by us. The Rights dividend was paid on August 12, 2005 to the shareholders of record on that date and attaches to all subsequently issued Class A common shares.

For the Washington family and affiliates, Class A common shares acquired following January 1, 2013 pursuant to their participation in our dividend reinvestment plan with respect to any cash dividends paid on the Class A common shares through and for the quarter ending March 31, 2015 are excluded from the percentage ownership calculation described above. The Washington family has agreed to fully participate in the dividend reinvestment plan until March 15, 2015.

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

(b) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(c) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007.

(d) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(e) U.S. $218,400,000 Credit Facility Agreement dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on October 23, 2006.

(f) U.S. $920,000,000 Reducing, Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(g) U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd., Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited and with Industrial and Commercial Bank of China Limited as facility agent, previously filed as Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008 as amended on July 20, 2009.

(h) U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008, previously filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(i) U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on April 4, 2008.

(j) Lease Agreement between Peony Leasing Limited and Seaspan Finance I Co. Ltd. dated December 27, 2007 in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851, previously filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

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

(o) Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd., previously filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 24, 2008.

(p) Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A, filed with the SEC on April 19, 2011, as amended by Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on January 30, 2012, and Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.3 to Form 8-A12B, filed with the SEC on December 27, 2012.

(q) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(r) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(s) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(t) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

(u) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, previously filed as Exhibit 4.34 to the Company’s Form 20-F, filed with the SEC on March 31, 2009.

(v) Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on March 14, 2011.

(w) Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on March 14, 2011.

(x) Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on March 14, 2011.

(y) Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on March 14, 2011.

(z) Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on March 14, 2011.

(aa) Amended and Restated Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.42 herewith.

(bb) Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on March 14, 2011.

(cc) Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.43 herewith.

(dd) Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.44 herewith.

(ee) Stock Appreciation Rights and Grant Notice between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.45 herewith.

(ff) Letter Agreement Terminating SMSL Employment Agreement between Seaspan Corporation, Seaspan Ship Management Ltd. and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.46 herewith.

(gg) Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on March 14, 2011.

(hh) Graham Porter Letter Agreement, dated March 14, 2011, previously filed as Exhibit 4.9 to Form 6-K, filed with the SEC on March 14, 2011.

(ii) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(jj) Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on January 30, 2012.

(kk) Form of Lockup Agreement, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on January 30, 2012.

(ll) Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on January 30, 2012.

(mm) Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on January 30, 2012.

(nn) Credit Facility Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013, filed herewith.

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

E.    Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to our shareholders. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (a U.S. Individual Holder); (b) a corporation, or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate (a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock that is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our shares generally will be (a) treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (b) treated as U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. U.S. persons who may obtain a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income and (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce passive income, or are held for the production of passive income. For purpose of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares), and (b) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

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

Additionally, for each during which a U.S. Holder owns shares, we are a PFIC and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder dies while owning our shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year,, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non- U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. It is unclear whether this tax applies to non-U.S. Holders that are estates or trusts and that have one or more U.S. beneficiaries. U.S. Holders and non-U.S. Holders that are estates or trusts with one or more U.S. beneficiaries should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

Information Reporting and Backup Withholding

In general, payments of distributions or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

Interest Rate Risk

As of December 31, 2013, our floating-rate borrowings totaled $3.2 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal of $2.4 billion. These interest rate swaps and swaptions have a fair value of $60.2 million in our favor and $425.1 million the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2013 that are sensitive to changes in interest rates. See notes 10 and 11 to our consolidated financial statements included elsewhere herein, which provides additional information with respect to our existing credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
	2014	2015	2016	2017	2018	Thereafter
	(in thousands of USD)
Credit Facilities:
Bearing interest at variable interest rates(1)	375,387	171,816	183,160	243,151	187,088	1,802,638
Lease Facilities:
Bearing interest at variable interest rates	12,147	14,534	15,419	16,408	17,484	152,264

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

As of December 31, 2013, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of December 31, 2013 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.1750%	569,649	569,649	July 16, 2012	July 15, 2016(3)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	188,000	188,000	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)(3)
5.2000%	86,400	86,400	December 18, 2006	October 2, 2015
5.4975%	57,400	57,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

(2)	Prospectively de-designated as an accounting hedge in 2008.

(3)	On January 30, 2014, this swap was terminated and we entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The outstanding notional amount on the effective date was $281,970,000 and is subject to amortization. The swap’s end date is May 31, 2019.

(4)	We have entered into a swaption agreement with a bank (“Swaption Counterparty A”) whereby Swaption Counterparty A has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

In addition, we have entered into swaption agreements with a bank (“Swaption Counterparty B”) whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2013, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2013. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

At December 31, 2013, we have 5.1 million 7.95% Series D preferred shares outstanding. The Series D preferred shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series D preferred shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A common shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2013, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2013 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2013, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that George H. Juetten qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2013 was KPMG LLP, Chartered Accountants.

In 2013 and 2012, the fees paid to the accountants for services rendered were as follows:

	2013	2012
Audit Fees	$864,110	$731,600
Audit-Related Fees	26,500	5,000
Tax Fees	129,800	157,000
All Other Fees	75,000	—

	$1,095,410	$893,600

Audit Fees

Audit fees for 2013 include fees related to our annual audit, quarterly reviews, accounting consultations and fees related to the public offering of our common and preferred shares. Audit fees for 2012 include fees related to our annual audit, quarterly reviews, procedures related to the acquisition of our Manager, accounting consultations and fees related to the public offering of our Series D preferred shares.

Audit-Related Fees

Audit-related fees for 2013 and 2012 include Sarbanes-Oxley Act related consultation services related to the acquisition of our Manager.

Tax Fees

Tax fees for 2013 and 2012 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

All other fees for 2013 relate to consultation services related to assistance in documenting the current risks and processes related to enterprise and fraud risk management.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013 and 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Class A Common Shares
Period	Total Number of Shares Purchased	Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
January 19, 2012	11,300,000	15.0000	—	—
May 2012	22,100	14.8289	22,100	49,672,281
July 2012	94,401	14.8698	116,501	48,268,594
November 2012	31,600	14.9349	148,101	47,796,653

Series C Preferred Shares
Period	Total Number of Shares Purchased	Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
September 5, 2013	320,000	26.7500	—	—
September 2013	4,810	27.3000	4,810	24,868,687
November 2013	2,782	26.9500	7,592	24,793,712
December 2013	6,877	26.7933	14,469	24,609,436

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that six of our nine directors (being John C. Hsu, George H. Juetten, David Lyall, Harald Ludwig, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies.

•

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that each consists of four directors, all of whom satisfy NYSE standards for independence.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

1.3	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012).

1.4	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

1.5	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.6	Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

1.7	Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, dated December 12, 2012 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

1.8	Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, dated February 6, 2014 (incorporated herein by reference to Exhibit 3.4 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

1.9	Statement of Designation of the Series R Participating Preferred Stock, dated April 19, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on April 19, 2011).

2.4	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.5	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.6	Specimen of Share Certificate of Seaspan Corporation Cumulative Preferred Shares—Series B (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

2.7	Specimen of Share Certificate of Seaspan Corporation 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

2.8	Specimen of Share Certificate of Seaspan Corporation 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

Exhibit Number	Description

4.1	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.3	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.4	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.5	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.6	Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.7	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.8	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.9	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.10	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description

4.11	U.S. $218,400,000 Credit Facility Agreement, dated October 16, 2006, among Seaspan Corporation, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on October 23, 2006).

4.12	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.13	U.S. $150,000,000 Reducing Revolving Credit Facility Agreement dated December 28, 2007, for Seaspan Finance II Co. Ltd. and Seaspan Finance III Co. Ltd. as borrowers with Seaspan Corporation, as guarantor, arranged by Industrial and Commercial Bank of China Limited with Industrial and Commercial Bank of China Limited as facility Agent (incorporated herein by reference to Exhibit 4.20 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.14	U.S. $291,200,000 Credit Facility Agreement for Seaspan Corporation as Borrower, arranged by Fortis Bank S.A./N.V., New York Branch and The Export-Import Bank of Korea with Fortis Bank S.A./N.V., New York Branch as Facility Agent and Security Trustee and Fortis Bank S.A./N.V., New York Branch as Swap Agent dated March 17, 2008 (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.15	U.S. $235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2008).

4.16	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1851 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.22 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.17	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1852 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.18	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1853 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.19	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1854 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description

4.20	Lease Agreement in respect of one 4520 TEU Container Carrier to be Built at Samsung Heavy Industries Co., Ltd. with Hull No. 1855 dated December 27, 2007, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.26 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.21	Amendment Agreement relating to Five Lease Agreements in respect of 4520 TEU Container Carriers to be Built at Samsung Heavy Industries Co., Ltd. with Hull Nos. 1851, 1852, 1853, 1854 and 1855, dated February 4, 2008, among Peony Leasing Limited and Seaspan Finance I Co. Ltd. (incorporated herein by reference to Exhibit 4.27 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

4.22	Form of Securities Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-137051), filed with the SEC on September 1, 2006).

4.23	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

4.24	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.25	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.26	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.27	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.28	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.29	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.30	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.31	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.32	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.33	Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A (File No. 1-32591), filed with the SEC on April 19, 2011.

Exhibit Number	Description

4.34	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.35	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.36	Form of Lockup Agreement (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.37	Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.38	Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.39	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.40	Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.41	Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.3 to Form 8-A12B (File No. 1-32591), filed with the SEC on December 27, 2012).

4.42	Amended and Restated Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.42 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.43	Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.43 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.44	Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.44 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.45	Stock Appreciation Rights Grant Notice and Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.45 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

Exhibit Number	Description

4.46	Letter Agreement Terminating SMSL Employment Agreement between Seaspan Corporation, Seaspan Ship Management Ltd. and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.46 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.47*

Credit Facility Agreement between Seaspan Corporation and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2013, and our report dated March 11, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

March 11, 2014

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2013 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

March 11, 2014

Vancouver, Canada

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2013 and 2012

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$476,380	$381,378
Short-term investments	11,675	36,100
Accounts receivable (note 4)	68,217	9,573
Prepaid expenses	22,671	20,902
Gross investment in lease (note 5)	21,170	15,977

	600,113	463,930
Vessels (note 6)	4,992,271	4,863,273
Deferred charges (note 7)	53,971	43,816
Gross investment in lease (note 5)	58,953	79,821
Goodwill	75,321	75,321
Other assets (note 8)	106,944	83,661
Fair value of financial instruments (note 18(b))	60,188	41,031

	$5,947,761	$5,650,853

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 15(a))	$65,634	$49,997
Current portion of deferred revenue (note 9)	27,683	25,111
Current portion of long-term debt (note 10)	388,159	66,656
Current portion of other long-term liabilities (note 11)	38,930	38,542

	520,406	180,306
Deferred revenue (note 9)	4,143	7,903
Long-term debt (note 10)	2,853,459	3,024,288
Other long-term liabilities (note 11)	572,673	613,049
Fair value of financial instruments (note 18(b))	425,375	606,740

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 65,000,000 shares authorized; 18,970,531 shares issued and outstanding (2012—17,305,000)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 69,208,888 shares issued and outstanding (2012—63,042,217)	882	804
Treasury shares	(379)	(312)
Additional paid in capital	2,023,622	1,859,068
Deficit	(411,792)	(594,153)
Accumulated other comprehensive loss	(40,628)	(46,840)

	1,571,705	1,218,567

	$5,947,761	$5,650,853

Commitments and contingent obligations (note 16)

Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Revenue	$677,090	$660,794	$565,610

Operating expenses:
Ship operating (note 4)	150,105	138,655	135,696
Depreciation and amortization	172,459	165,541	140,354
General and administrative	34,783	24,617	16,818
Operating lease	4,388	3,145	—
(Gain) loss on vessels (notes 5 and 6)	—	(9,773)	16,237

	361,735	322,185	309,105
Operating earnings	315,355	338,609	256,505

Other expenses (income):
Interest expense	60,496	71,996	50,849
Interest income	(2,045)	(1,190)	(854)
Undrawn credit facility fees	2,725	1,516	4,282
Amortization of deferred charges (note 7)	9,477	8,574	3,421
Refinancing expenses and costs (note 7)	4,038	—	—
Change in fair value of financial instruments (note 18(b))	(60,504)	135,998	281,027
Equity loss on investment (note 8(b))	670	259	1,180
Other expenses	1,470	151	—

	16,327	217,304	339,905

Net earnings (loss)	$299,028	$121,305	$(83,400)

Earnings (loss) per share (note 13):
Class A common share, basic	$3.36	$0.84	$(2.04)
Class A common share, diluted	2.93	0.81	(2.04)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Net earnings (loss)	$299,028	$121,305	$(83,400)

Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period relating to cash flow hedging instruments	6,212	9,146	12,175

Comprehensive income (loss)	$305,240	$130,451	$(71,225)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2013, 2012 and 2011

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2010,	68,601,240	100	200,000	260,000	—	—	$686	$5	$—	$1,526,822	$(469,616)	$(68,161)	$989,736
Net loss	—	—	—	—	—	—	—	—	—	—	(83,400)	—	(83,400)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	12,175	12,175
Series C preferred shares issued (note 12(b))	—	—	—	—	14,000,000	—	—	140	—	349,860	—	—	350,000
Premium on issuance of Series C preferred shares	—	—	—	—	—	—	—	—	—	4,289	—	—	4,289
Redemption of Series B preferred shares (note 12(b))	—	—	—	(260,000)	—	—	—	(3)	—	(27,470)	2,873	—	(24,600)
Fees and expenses in connection with preferred shares	—	—	—	—	—	—	—	—	—	(9,750)	—	—	(9,750)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(47,414)	—	(47,414)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	—	—	841	(1,813)	—	(972)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	—	(22,206)	—	(22,206)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	830	(830)	—	—
Shares issued through dividend reinvestment program (note 12(a))	975,620	—	—	—	—	—	10	—	—	13,029	—	—	13,039
Share-based compensation (note 14):
Restricted class A common shares and phantom share units issued	43,200	—	—	—	—	—	—	—	—	2,528	—	—	2,528

Balance, December 31, 2011, carried forward	69,620,060	100	200,000	—	14,000,000	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2013, 2012 and 2011

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2011, carried forward	69,620,060	100	200,000	—	14,000,000	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425
Net earnings	—	—	—	—	—	—	—	—	—	—	121,305	—	121,305
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	9,146	9,146
Shares issued and retired on acquisition (note 3)	4,220,728	(100)	—	—	—	—	42	—	—	83,233	—	—	83,275
Series D preferred shares issued (note 12(b))	—	—	—	—	—	3,105,000	—	31	—	77,594	—	—	77,625
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	—	(2,929)	—	—	(2,929)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(58,940)	—	(58,940)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	—	(33,250)	—	(33,250)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	862	(862)	—	—
Shares issued through dividend reinvestment program (note 12(a))	474,249	—	—	—	—	—	5	—	—	7,163	—	—	7,168
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units and stock appreciation rights issued	194,714	—	—	—	—	—	3	—	—	4,025	—	—	4,028
Other share-based compensation	—	—	—	—	—	—	—	—	—	839	—	—	839
Shares repurchased, including related expenses (note 12(a))	(11,448,101)	—	—	—	—	—	(114)	—	—	(172,698)	—	—	(172,812)
Treasury shares	(19,433)	—	—	—	—	—	(1)	—	(312)	—	—	—	(313)

Balance, December 31, 2012, carried forward	63,042,217	—	200,000	—	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2013, 2012 and 2011

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C	Series D
Balance, December 31, 2012, carried forward	63,042,217	—	200,000	—	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Net earnings	—	—	—	—	—	—	—	—	—	—	299,028	—	299,028
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	6,212	6,212
Series D preferred shares issued (note 12(b))	—	—	—	—	—	2,000,000	—	20	—	49,980	—	—	50,000
Class A common shares issued (note 12(a))	3,500,000	—	—	—	—	—	35	—	—	76,965	—	—	77,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(5,959)	—	—	(5,959)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(76,340)	—	(76,340)
Dividends on Series C and D preferred shares	—	—	—	—	—	—	—	—	—	—	(38,493)	—	(38,493)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	1,174	(1,174)	—	—
Shares issued through dividend reinvestment program (note 12(a))	1,561,838	—	—	—	—	—	16	—	—	31,945	—	—	31,961
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units and stock appreciation rights issued	79,088	—	—	—	—	—	—	—	—	14,004	—	—	14,004
Other share-based compensation	206,200	—	—	—	—	—	2	—	—	4,740	—	—	4,742
Fleet growth payments (note 3)	820,697	—	—	—	—	—	8	—	—	(8)	—	—	—
Preferred Shares repurchased, including related expenses	—	—	—	—	(334,469)	—	—	(3)	—	(8,287)	(660)	—	(8,950)
Treasury shares	(1,152)	—	—	—	—	—	—	—	(67)	—	—	—	(67)

Balance, December 31, 2013	69,208,888	—	200,000	—	13,665,531	5,105,000	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Cash from (used in):

Operating activities:
Net earnings (loss)	$299,028	$121,305	$(83,400)
Items not involving cash:
Depreciation and amortization	172,459	165,541	140,354
Share-based compensation (note 14)	14,604	4,779	3,278
Amortization of deferred charges (note 7)	9,477	8,574	3,421
Amounts reclassified from other comprehensive loss to interest expense	5,330	8,310	11,670
Unrealized change in fair value of financial instruments	(187,522)	11,215	156,671
(Gain) loss on vessels	—	(9,773)	16,237
Equity loss on investment (note 8(b))	670	259	1,180
Refinancing expenses and costs (note 7)	2,017	—	—
Other	720	—	—
Changes in assets and liabilities:
Accounts receivable	12,073	20,413	946
Prepaid expenses	(1,769)	6,226	(5,908)
Other assets and deferred charges	(2,716)	(5,846)	(11,860)
Accounts payable and accrued liabilities	6,071	(18,247)	13,225
Deferred revenue	(1,188)	(2,746)	6,328
Other long-term liabilities (note 11)	(610)	1,173	(12,278)

Cash from operating activities	328,644	311,183	239,864

Financing activities:
Preferred shares issued, net of issuance costs (note 12(b))	47,862	74,700	344,539
Common shares issued, net of issuance costs (note 12(a))	73,179	—	—
Preferred shares redeemed, including costs (note 12(b))	—	—	(24,600)
Draws on credit facilities	164,000	113,672	601,577
Repayment of credit facilities	(67,406)	(44,569)	(2,619)
Other long-term liabilities (note 11)	(39,988)	(53,516)	(19,061)
Shares repurchased, including related expenses (note 12(b))	(8,950)	(172,812)	—
Financing fees (note 7)	(23,334)	(3,817)	(9,990)
Dividends on common shares	(44,379)	(51,772)	(34,375)
Dividends on preferred shares	(38,493)	(33,250)	(23,178)
Swaption premium payment	—	(10,000)	—

Cash from (used in) financing activities	62,491	(181,364)	832,293

Investing activities:
Expenditures for vessels	(255,593)	(209,599)	(621,947)
Short term investments	24,425	(35,737)	—
Cash acquired on acquisition of Seaspan Management Services Ltd. (note 3)	—	23,911	—
Restricted cash	(1,755)	(7,100)	—
Other assets	(3,724)	(1,039)	(1,342)
Recoverable from affiliate (note 4)	(55,042)	—	—
Investment in affiliate (note 8(b))	(4,444)	—	(1,964)

Cash used in investing activities	(296,133)	(229,564)	(625,253)

Increase (decrease) in cash and cash equivalents	95,002	(99,745)	446,904
Cash and cash equivalents, beginning of year	381,378	481,123	34,219

Cash and cash equivalents, end of year	$476,380	$381,378	$481,123

Supplementary information (note 15(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

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

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings (loss).

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

Years ended December 31, 2013, 2012 and 2011

Vessels under construction include deposits, installment payments, interest, financing costs, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

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

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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

Years ended December 31, 2013, 2012 and 2011

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

Project revenue is recorded on the completed contract basis when the project is substantially complete and the collectability of any outstanding funds is reasonably assured. Funds received from customers prior to substantial completion of the contract are recognized as deferred revenue.

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

Years ended December 31, 2013, 2012 and 2011

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

The Company has granted restricted shares, phantom share units and stock appreciation rights (“SARs”) to certain of its officers, members of management and directors as compensation. Compensation cost is measured at their grant date fair values. Under this method, restricted shares and phantom share units are measured based on the quoted market price of the Company’s Class A common shares at date of the grant, and SARs are measured at fair value using the Monte Carlo model. The fair value of each grant is recognized straight-line over the requisite service period.

(m)	Earnings (loss) per share:

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

Years ended December 31, 2013, 2012 and 2011

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

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year. The Company has recast the 2012 consolidated balance sheet and statement of cash flows for the year ended December 31, 2012 to separately present balances of and movements in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the comparative consolidated statements of operations, total assets or shareholders’ equity.

3.	Acquisition of Seaspan Management Services Limited:

On January 27, 2012, the Company acquired 100 percent of Seaspan Management Services Limited (the “Manager”), an affiliated privately owned company that has provided technical, administrative and strategic services to the Company. The Company’s acquisition of the Manager has increased its control over access to the fixed-rate services that the Manager provides to the Company on a long-term basis, and reduced certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price was $106,518,000, including:

4,220,728 of the Company’s Class A common shares	$66,899
Contingent consideration	18,437
Settlement of intercompany balances	20,022
Stock based compensation	1,160

Aggregate purchase price	$106,518

Under the Share Purchase Agreement, $7,500,000 or 586,212 shares of Class A common shares were deposited in escrow for settlement of potential indemnifiable damages. The escrowed shares were released on January 30, 2013, the end of the escrow period.

The value of the Company’s Class A common shares issued was determined based on the closing market price of those common shares on January 26, 2012.

The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, Greater China Intermodal Investments LLC (“GCI”) or Blue Water Commerce, LLC (collectively, the “Contingency Parties”) after December 12, 2011 and prior to

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

August 15, 2014 and which are to be managed by the Manager or the Company. The fair value of the contingent consideration is based on the estimated containership orders and acquisitions of each of the Contingency Parties prior to August 15, 2014. For the year ended December 31, 2013, total shares issued related to this contingent consideration arrangement were 820,701. At December 31, 2013, 273,564 contingent shares are issuable in January 2014.

For the year ended December 31, 2013, no acquisition-related costs (2012—$1,184,000) have been included in general and administrative expense in the Company’s consolidated statements of operations.

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

The Company incurred the following costs under the management agreements with the Manager which were incurred prior to the date of acquisition:

	2013	2012(1)	2011
Technical and other services	$—	$9,700	$135,381
Dry-dock activities included in technical services	—	421	5,855
Other services	—	410	6,202

(1)	Relates to the 26 days prior to acquisition

The Company incurred the following costs with the Manager and other related parties thereto:

	2013	2012	2011
Consulting services	$—	$—	$84
Arrangement fees	6,631	1,790	1,832
Technical service fees advance	—	—	2,947
Transaction fees	3,532	123	369
Reimbursed expenses	72	—	—

Arrangement fees and transaction fees are paid to related parties in connection with debt or lease financing and pursuant to new build contracts, purchase or sale contracts, respectively.

At December 31, 2013, the Company had $56,152,000 (2012—nil) due from GCI of which $54,068,000 is in connection with vessels GCI will acquire pursuant to a right of first refusal which bears interest at 4% per annum. The Company also had $1,614,000 (2012—$1,501,000) due from other related parties included in accounts receivable and $611,000 (2012—nil) due to other related parties included in accounts payable.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

5.	Gross investment in lease:

	2013	2012
Gross investment in lease	$80,123	$95,798
Current portion	(21,170)	(15,977)

	$58,953	$79,821

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

In 2011, the Company recorded gross proceeds of $112,808,000 as a gross investment in lease, $18,551,000 as deferred revenue, $822,000 as broker commissions and legal costs and removed the net book value of the vessels of $109,672,000, resulting in a total loss on vessels of $16,237,000. The gross investment in lease is offset by deferred interest on lease receivable.

6.	Vessels:

December 31, 2013	Cost	Accumulated depreciation	Net book value
Vessels	$5,391,713	$720,814	$4,670,899
Vessels under construction	321,372	—	321,372

Vessels	$5,713,085	$720,814	$4,992,271

December 31, 2012	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,550	$553,582	$4,785,968
Vessels under construction	77,305	—	77,305

Vessels	$5,416,855	$553,582	$4,863,273

Included in vessels under construction is capitalized interest costs of $2,873,000 (2012—$2,983,000; 2011—$12,952,000) to vessels under construction.

On June 1, 2012, the $53,000,000 term loan credit facility with a U.S. bank matured upon expiration of the UASC Madinah time charter. On June 27, 2012, the Company sold the UASC Madinah to that U.S. bank for $52,104,000, the amount outstanding under the term loan resulting in a gain on vessel of $9,773,000. The Company is leasing the vessel back for approximately nine years under an operating lease.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2011	$9,370	$36,547	$45,917
Cost incurred	6,520	4,713	11,233
Amortization expensed	(3,196)	(8,574)	(11,770)
Amortization capitalized	—	(1,564)	(1,564)

December 31, 2012	$12,694	$31,122	$43,816
Cost incurred	3,500	25,131	28,631
Amortization expensed(a)	(3,947)	(9,477)	(13,424)
Refinancing expenses and costs(b)	—	(4,038)	(4,038)
Amortization capitalized	—	(1,014)	(1,014)

December 31, 2013	$12,247	$41,724	$53,971

(a)	Amortization of dry-docking amounts is included in depreciation and amortization. Amortization of financing fees is included in amortization of deferred charges, unless it qualifies for capitalization.

(b)	In December 2013, the Company entered into an agreement to extend and refinance its $1.0 billion revolving credit facility, or the Facility (note 10). In connection with the refinancing, the Company incurred refinancing expenses and costs of approximately $4,038,000.

8.	Other assets:

	2013	2012
Restricted cash(a)	$73,855	$72,100
Equity Investment in affiliate(b)	4,299	525
Intangible assets	2,695	2,993
Capital assets	471	505
Other	25,624	7,538

Other assets	$106,944	$83,661

(a)	Included in this amount is $60,000,000 which has been placed in a deposit account over which the lessor (note 11) has a first priority interest.

(b)	On March 14, 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which is anticipated to be up to five years. The Company accounts for its 10.3% investment in GCI using the equity method. The investment of $4,299,000 is comprised of its capital contribution of $6,408,000 less its cumulative equity loss on investment of $2,109,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

9.	Deferred revenue:

	2013	2012
Deferred revenue on time charters	$21,099	$19,861
Deferred interest on lease receivable (note 5)	7,903	12,503
Other deferred revenue	2,824	650

Deferred revenue	31,826	33,014
Current portion	(27,683)	(25,111)

Deferred revenue	$4,143	$7,903

10.	Long-term debt:

	2013	2012
Long-term debt:
Revolving credit facilities(a)	$2,268,841	$2,287,942
Term loan credit facilities(b)	972,777	803,002

Long-term debt	3,241,618	3,090,944
Current portion	(388,159)	(66,656)

Long-term debt	$2,853,459	$3,024,288

(a)	Revolving credit facilities:

As of December 31, 2013, the Company had five long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $2,388,284,000 (2012—$2,392,685,000), of which $119,443,000 (2012—$104,743,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

In December 2013, the Company had an outstanding balance of approximately $1.0 billion under a revolving credit facility that matures in May 2015. In December 2013, the Company entered into an agreement to extend and refinance the Facility. Effective January 31, 2014, the maturity date for the Facility was extended from May 2015 to May 2019, the outstanding amount of the Facility was reduced to $433,800,000 term loan and the margin was increased. The reduction in the outstanding amount of the Facility was funded by drawing $340,000,000 under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260,000,000 of cash on hand.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

The Revolvers mature between July 5, 2017 and December 31, 2023. Based on the Revolvers outstanding at December 31, 2013, and reflecting the reduction to the Facility and the revised repayment schedule under the amended Facility that will occur in January 2014, the minimum repayments for the balances outstanding are as follows:

2014	$336,374
2015	129,920
2016	139,478
2017	181,794
2018	145,521
Thereafter	1,335,754

$2,268,841

Interest is calculated as one month or three month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2013, the one month and three month LIBOR was 0.2% (2012—one month-0.2% and three month-0.3%) and the margins ranged between 0.5% and 0.9% (2012—0.5% and 0.9%). The weighted average rate of interest, including the margin, was 0.8% at December 31, 2013 (2012—0.9%).

The Company is subject to commitment fees ranging between 0.2%—0.3% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in quarterly or semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership. For one of our Revolvers, payments commence four months after the amendment date of the loan agreement.

As of December 31, 2013, the Company had twelve Term Loans available, which provided for aggregate borrowings of up to $1,739,497,000 (2012—$1,026,802,000), of which $766,720,000 (2012—$223,800,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers.

During the year ended December 31, 2013, the Company entered into several LIBOR based term loans with various banks for a total of $627,000,000 to be used toward the financing of existing vessels and the construction of newbuilding containerships. The loans bear interest at LIBOR plus a margin and are subject to commitment fees of between 0.4% and 1.1% per annum calculated on the undrawn amounts of the loans. At December 31, 2013, $30,000,000 has been drawn under these facilities.

In addition, the Company entered into fixed rate, unsecured, term loans, or Unsecured Term Loans, for a total of $134,000,000 to be used towards the construction of newbuilding containerships and for general corporate purposes. At December 31, 2013, these facilities were fully drawn.

The Term Loans mature between March 12, 2017 and February 27, 2025.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

Based on the Term Loans outstanding at December 31, 2013, the minimum repayments for the balances outstanding are as follows:

2014	$51,785
2015	54,668
2016	56,455
2017	98,129
2018	179,340
Thereafter	532,400

$972,777

For certain of our Term Loans with a total principal outstanding of $694,400,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2013, the one month, three month and six month LIBOR was 0.2%, 0.2% and 0.4%, respectively (2012—one month-0.2%, three month-0.3% and six month-0.7%) and the margins ranged between 0.4% and 4.8% (2012—0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $129,377,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

For certain of our Term Loans with a total principal outstanding of $149,000,000, the loans bear interest between 6% to 7% per annum.

The weighted average rate of interest, including the margin, was 2.7% at December 31, 2013 (2012—2.3%).

The Company is subject to commitment fees ranging between 0.2%—1.1% calculated on the undrawn amounts under the various facilities.

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For certain of our Term Loans with a total principal outstanding of $149,000,000 payments are due on either the third anniversary of the delivery date of the underlying vessel or at maturity.

(c)	General:

The security for each of the Company’s credit facilities, except for the Facility and the Unsecured Term Loans, includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;

•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

•	An assignment of the Company’s related shipbuilding contracts; and

•	A pledge of the related retention accounts.

The security for the Facility includes, among others:

•	First priority mortgages on 23 of the Company’s vessels; and

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

Each credit facility contains financial covenants requiring the Company maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2013.

11.	Other long-term liabilities:

	2013	2012
Long term obligations under capital lease	$611,603	$651,591
Current portion	(38,930)	(38,542)

	$572,673	$613,049

(a)	Long-term obligations under capital lease:

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

Years ended December 31, 2013, 2012 and 2011

funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to associated companies of the lessor.

The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels:

Under this arrangement, the Company has five capital leases with a subsidiary of a financial institution. The leases are five-year terms that commenced on each vessel’s delivery date, which occurred between October 2010 and August 2011. At the end of each lease term, the remaining balances of approximately $64,000,000 will be due. The Company has placed $60,000,000 in a cash deposit account over which the lessor has a first priority interest.

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

As of December 31, 2013, the carrying value of the seven vessels funded under these facilities was $768,652,000 (2012—$794,847,000).

(b)	Based on maximum amounts funded, payments due to the lessors would be as follows:

2014	$60,079
2015	126,383
2016	293,025
2017	23,387
2018	23,731
Thereafter	170,894

697,499
Less amounts representing interest	(85,896)

$611,603

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

12.	Share capital:

(a)	Common shares:

The Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. For each of these classes of common share, there are nil shares issued and outstanding at December 31, 2013 (2012—nil).

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

On November 25, 2013, the Company issued 3,500,000 Class A common shares at a price of $22.00 per share for gross proceeds of approximately $77,000,000.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		December 31, 2013	December 31, 2012
Series	Authorized	Issued
A	315,000	200,000	$344,262	$305,872
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	350,000
D	20,000,000	5,105,000	127,625	77,625
R	1,000,000	—	—	—

(i)	Series A preferred shares:

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

On January 30, 2014, the Company’s outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

(ii)	Series B preferred shares:

The Series B preferred shares were issued for cash and paid cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. On November 30, 2011, the outstanding Series B preferred shares were redeemed for $24,600,000.

(iii)	Series C preferred shares:

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

In September 2013, the Company repurchased 320,000 of its 9.5% Series C Preferred Shares at $26.50 per share for a total of approximately $8,560,000. On September 11, 2013, the Company authorized the repurchase of up to $25,000,000 of its 9.5% Series C preferred shares. The share repurchase authorization expires in July 2014 and repurchase activity will depend on factors such as working capital needs, repayment of debt, Series C preferred share price and economic and market conditions. Share repurchases may be effected from time to time through open market purchases, and the repurchase program may be suspended, delayed or discontinued at any time. During the year ended December 31, 2013, 14,469 Series C preferred shares were repurchased for a total of approximately $390,000 via the open market repurchase plan.

(iv)	Series R preferred shares:

On April 19, 2011, the Company authorized 1,000,000 shares of Series R participating preferred stock with a par value of $0.01 per share. Each share of the Series R participating preferred stock entitles the holder to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Series R participating preferred shares rank junior to all other series of the Company’s preferred shares. As of December 31, 2013, there are no Series R participating preferred stock outstanding (2012—nil).

(v)	Series D preferred shares:

On December 13, 2012, the Company issued 3,105,000 Series D preferred shares for gross proceeds of $77,625,000. On November 8, 2013, the Company issued an additional 2,000,000 Series D preferred shares for gross proceeds of $50,000,000. The Series D preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 7.95% per annum from their date of issuance. At any time on or after January 30, 2018, the Series D preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

13.	Earnings per share:

(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the year ended December 31, 2013	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net earnings	$299,028
Less:
Series A preferred share dividends	(38,390)
Series C preferred share dividends	(34,035)
Series D preferred share dividends	(6,744)
Series C preferred share repurchases	(660)

Basic EPS:
Earnings attributable to common shareholders	$219,199	65,273,000	$3.36
Effect of dilutive securities:
Share-based compensation	—	306,000
Contingent consideration (note 3)	—	567,000
Shares held in escrow (note 3)	—	47,000
Convertible Series A preferred shares	38,390	21,641,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$257,589	87,834,000	$2.93

For the year ended December 31, 2012	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net earnings	$121,305
Less:
Series A preferred share dividends	(34,195)
Series C preferred share dividends	(34,112)
Series D preferred share dividends	(309)

Basic EPS:
Earnings attributable to common shareholders	$52,689	62,923,240	$0.84
Effect of dilutive securities:
Share-based compensation	—	238,000
Contingent consideration (note 3)	—	1,236,000
Shares held in escrow (note 3)	—	545,000

Diluted EPS(1):
Earnings attributable to common shareholders plus assumed conversion	$52,689	64,942,240	$0.81

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

For the year ended December 31, 2011	Earnings (loss) (numerator)	Shares (denominator)	Per share amount
Net loss	$(83,400)
Less:
Series A preferred share dividends	(30,295)
Series B preferred share dividends	1,060
Series C preferred share dividends	(28,497)

Basic and diluted EPS(2):
Loss attributable to common shareholders	$(141,132)	69,217,000	$(2.04)

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the year.

(2)	The convertible Series A preferred shares, contingent consideration, shares held in escrow and share-based compensation are not included in the computation of diluted EPS because their effects are anti-dilutive for the year.

14.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption. At December 31, 2013, there are 738,514 (December 31, 2012—884,319) remaining shares left for issuance under this Plan.

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

A summary of the Company’s outstanding restricted shares, phantom share units and SARs as of December 31, 2013 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV	Number of SARs	W.A grant date FV
December 31, 2010	45,904	$10.06	332,000	$11.26	—	$—
Granted	43,200	13.04	190,000	15.43	—	—
Vested	(45,904)	10.06	—	—	—	—

December 31, 2011	43,200	13.04	522,000	12.78	—	—
Granted	63,653	14.17	40,000	17.68	5,674,148	2.03
Vested	(43,200)	13.04	—	—	—	—

December 31, 2012	63,653	14.17	562,000	13.13	5,674,148	2.03
Granted	54,990	17.01	95,000	19.30	1,664,457	3.51
Vested	(65,578)	14.25	—	—	—	—
Exercised	—	—	—	—	(241,906)	3.65
Cancelled	(4,185)	17.01	—	—	(23,754)	3.51

December 31, 2013	48,880	$17.01	657,000	$14.02	7,072,945	$2.32

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2013, 460,000 (2012—340,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During 2013, the Company recognized $2,688,000 (2012—$2,838,000; 2011—$2,528,000) in compensation cost related to restricted share units and phantom share units.

During 2013, the total fair value of restricted shares vested was $935,000 (2012—$563,000; 2011—$462,000) and the total fair value of shares cancelled was $71,000 (2012—nil; 2011—nil).

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

On March 27, 2013, the Company granted 1,664,457 SARs to certain members of management (the “Participants”) which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for each tranche for any 20 consecutive trading days on or before the expiration date of each tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

At December 31, 2013, there was $6,472,000 (2012—$12,519,000) of total unrecognized compensation costs relating to unvested share-based compensation awards and SARs, which are expected to be recognized over a weighted average period of 18 months.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

	2013	2012
Average expected term	3.8 years	1.5 years
Expected volatility	39.73%	40.12%
Dividend yield	4.97%	5.74%
Average risk free rate	0.50%	0.47%

The following table provides information about the three tranches of SARs granted during the year:

			Number of SARs
	Base price	Expiration date	2013	2012
Tranche 1	$21.50	December 7, 2015	531,885	1,846,154
Tranche 2	24.00	December 7, 2016	556,946	1,898,734
Tranche 3	26.50	December 7, 2017	575,626	1,929,260

Total			1,664,457	5,674,148

During 2013, the first tranche of SARs vested earlier than the estimate derived from the Monte Carlo model used to value the units. As a result, $2,550,000 (2012—nil; 2011—nil) in share-based compensation expense related to the first tranche of SARs was accelerated and recognized during the year ended December 31, 2013. The total share-based compensation expense related to SARs, including the accelerated expense of $2,550,000 described above, for the year ended December 31, 2013 was $11,316,000 (2012—$440,000; 2011—nil).

In addition, the Company recognized $1,543,000 (2012—$246,000; 2011—nil) in transaction fees that were capitalized to vessels under construction and $1,797,000 (2012—$895,000; 2011—nil) in arrangement fees that were capitalized to deferred charges. These fees were paid in class A common shares. The Company also recognized $600,000 (2012—$750,000; 2011—$750,000) in share-based compensation expenses related to other stock-based awards.

15.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2013	2012
Due to related parties (note 4)	$611	$—
Accrued interest	22,273	20,656
Accounts payable and other accrued liabilities	42,750	29,341

	$65,634	$49,997

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

(b)	Supplementary information to the statement of cash flows consists of:

	2013	2012	2011
Interest paid on debt	$59,999	$64,123	$33,947
Interest received	1,265	634	815
Undrawn credit facility fee paid	1,656	900	1,813
Non-cash transactions:
Long-term debt for vessels under construction	54,080	71,400	—
Dividends on Series A preferred shares	38,390	34,195	30,295
Dividend reinvestment	31,961	7,168	13,039
Loan repayment for vessels under construction	6,560	—	—
Arrangement and transaction fees	5,082	957	—
Other long-term liabilities for vessels under construction	—	84,787	108,374
Acquisition of the Manager for shares, excluding cash received	—	82,607	—
Proceeds on sale of vessel	—	52,104	—

16.	Commitments and contingent obligations:

(a)	As of December 31, 2013, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

2014	$714,681
2015	755,982
2016	731,411
2017	670,645
2018	654,960
Thereafter	2,533,145

$6,060,824

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2013, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

2014	$476,420
2015	959,159
2016	168,747

$1,604,326

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

(c)	As of December 31, 2013, the commitment under operating leases is as follows:

2014	$6,856
2015	6,867
2016	6,885
2017	6,941
2018	6,645
Thereafter	17,408

$51,602

17.	Concentrations:

The Company’s revenue is derived from the following customers:

	2013	2012	2011
COSCON	$301,842	$281,469	$168,395
CSCL Asia	134,434	151,658	161,218
K-Line	76,148	76,359	62,519
HL USA	59,115	58,980	57,406
MOL	52,997	42,011	42,165
Other	52,554	50,317	73,907

	$677,090	$660,794	$565,610

18.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of December 31, 2013, the fair value of the Company’s long-term debt is $2,897,650,000 (2012—$2,641,016,000) and the carrying value is $3,241,618,000 (2012—$3,090,944,000). As of December 31, 2013, the fair value of the Company’s other long-term liabilities is $587,733,000 (2012—$631,041,000) and the carrying value is $611,603,000 (2012—$651,591,000). The fair value of long-term debt and other long-term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these derivative instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk, related to the credit risk of the counterparties or our non-performance risk. The fair values of the interest rate derivative financial instruments are

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied are recognized in earnings when and where the related interest is recognized in earnings.

Counterparties to the derivative financial instruments are major financial institutions. As of December 31, 2013, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2013	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.1750%	569,649	569,649	July 16, 2012	July 15, 2016	(3)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	188,000	188,000	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(2)(4)
5.2000%	86,400	86,400	December 18, 2006	October 2, 2015
5.4975%	57,400	57,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	On January 30, 2014, this swap was terminated and the Company entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The outstanding notional amount on the effective date was $281,970,000 and is subject to amortization. The swap’s end date is May 31, 2019.
(4)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

In addition, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration of March 2, 2027.

The swaption agreements with Swaption Counterparty B are subject to a master netting agreement but are each recorded at the gross amount on the balance sheet. At December 31, 2013, these swaptions had asset and liability values of $60,181,000 and $49,534,000, respectively (2012—asset of $41,031,000 and liability of $30,547,000).

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	2013	2012
Fair value of financial instruments asset	$60,188	$41,031
Fair value of financial instruments liability	425,375	606,740

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2013	2012	2011
Gain/(Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$60,504	$(135,998)	$(281,027)
Loss recognized from AOCL to net earnings(1)
Interest expense	$(5,330)	$(8,310)	$(11,670)
Depreciation and amortization	(882)	(836)	(505)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $5,172,000.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations. At December 31, 2013, the notional amount of the foreign exchange forward contracts is $12,200,000 (2012—$7,000,000) and the fair value liability is $286,000 (2012—$12,000).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2013, 2012 and 2011

19.	Subsequent events:

(a)	On January 10, 2014, the Company declared a quarterly dividend of $0.59375 and $0.496875 per Series C and Series D preferred share, representing a total distribution of $10,650,000. The dividends were paid on January 30, 2014 to all shareholders of record on January 29, 2014.

(b)	On January 28, 2014, the Company held a special meeting of shareholders and a proposal was passed to increase the number of the Company’s authorized shares of preferred stock from 65,000,000 to 150,000,000 with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100.

(c)	On January 30, 2014, the Company’s outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

(d)	On February 6, 2014, the Company declared a quarterly dividend of $0.3125 per common share. The dividend was paid on February 26, 2014 to all shareholders of record on February 18, 2014. Of the $28,993,000 distribution, $14,319,000 was paid in cash and $14,674,000 was re-invested through the DRIP.

(e)	On February 13, 2014, the Company issued 5,400,000 Series E Cumulative Redeemable Perpetual Preferred Shares at a price of $25.00 per share for net proceeds of approximately $131,000,000. These proceeds include approximately $9,700,000 from the exercise of the underwriter’s option to purchase additional Series E Preferred Shares. The Company will use the net proceeds from this offering for general corporate purposes.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 11, 2014