Form 20-F
period 2014-12-31
Seaspan CORP
filed 2015-03-10
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of Principal Executive Offices)

Sai W. Chu

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

Facsimile: +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series C Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	New York Stock Exchange
6.375% Senior Unsecured Notes due 2019	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

96,662,928 Class A Common Shares, par value of $0.01 per share

13,665,531 Series C Preferred Shares, par value of $0.01 per share

5,105,000 Series D Preferred Shares, par value of $0.01 per share

5,400,000 Series E Preferred Shares, par value of $0.01 per share

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

Yes  ☐    No   ☒

SEASPAN CORPORATION

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment, for the four quarters of 2015;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with Greater China Intermodal Investments LLC, or GCI;

•	future time charters and vessel deliveries;

•

estimated future capital expenditures needed to preserve our capital base, our expectations regarding future operating expenses, including ship operating expenses and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

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

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including one of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	our expectations as to any impairment of our vessels;

•	the future valuation of goodwill;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

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

•

discussions and negotiations of mutually acceptable terms of any transaction involving GCI, including a possible acquisition, and approval of any such transaction by the conflicts committee of our board of directors; and

•	other factors discussed in the section titled “Risk Factors.”

Forward-looking statements in this Annual Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3—D. Risk Factors.”

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

Unless we otherwise specify, when used in this Annual Report, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our Manager are to our wholly-owned subsidiary Seaspan Management Services Limited and its wholly-owned subsidiaries (including Seaspan Ship Management Ltd., or SSML), which provide us with all of our technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
A.P. Moller Maersk A/S	Maersk
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
COSCO Container Lines Co., Ltd.(2).	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd	MOL
Norasia Container Lines Limited(3)	Norasia
Orient Overseas Container Line Ltd.	OOCL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.

(2)	A subsidiary of China COSCO Holdings Company Limited.

(3)	A subsidiary of Hapag-Lloyd.

We use the term “twenty foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Statements of operations data (in thousands of USD):
Revenue	$717,170	$677,090	$660,794	$565,610	$407,211
Operating expenses:
Ship operating	166,097	150,105	138,655	135,696	108,098
Depreciation and amortization	181,527	172,459	165,541	140,354	101,026
General and administrative	30,462	34,783	24,617	16,818	9,612
Operating leases	9,544	4,388	3,145	—	—
(Gain) loss on vessels	—	—	(9,773)	16,237	—

Operating earnings	329,540	315,355	338,609	256,505	188,475
Other expenses (income):
Interest expense	88,159	60,496	71,996	50,849	28,801
Interest income	(10,653)	(2,045)	(1,190)	(854)	(60)
Undrawn credit facility fee	3,109	2,725	1,516	4,282	4,515
Amortization of deferred charges	10,342	9,477	8,574	3,421	1,933
Refinancing expenses and recoveries	70	4,038	—	—	—
Change in fair value of financial instruments(1)	105,694	(60,504)	135,998	281,027	241,033
Equity (income) loss on investment	(256)	670	259	1,180	—
Other expenses	1,828	1,470	151	—	—

Net earnings (loss)	$131,247	$299,028	$121,305	$(83,400)	$(87,747)

Common shares outstanding:	96,662,928	69,208,888	63,042,217	69,620,060	68,601,240
Per share data (in USD):
Basic earnings (loss) per Class A common share	$0.80	$3.36	$0.84	$(2.04)	$(1.70)
Diluted earnings (loss) per Class A common share	$0.79	$2.93	$0.81	$(2.04)	$(1.70)
Dividends paid per Class A common share	$1.3475	$1.188	$0.938	$0.688	$0.450

Statements of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities(2)	$342,959	$327,669	$311,183	$239,864	$153,587
Financing activities	(79,499)	62,491	(181,364)	832,293	529,680
Investing activities(2) (3)	(538,085)	(295,158)	(229,564)	(625,253)	(782,448)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents(3)	$201,755	$476,380	$381,378	$481,123	$34,219
Current assets(3)	516,926	600,113	463,930	519,998	46,764
Vessels(4)	5,095,723	4,992,271	4,863,273	4,697,249	4,210,872
Deferred charges	64,655	53,971	43,816	45,917	37,607
Gross investment in lease	37,783	58,953	79,821	95,798	—
Goodwill	75,321	75,321	75,321	—	—
Other assets(3)	67,308	106,944	83,661	88,754	81,985
Fair value of financial instruments, asset	37,677	60,188	41,031	—	—
Total assets	5,895,393	5,947,761	5,650,853	5,447,716	4,377,228
Current liabilities	416,937	520,406	180,306	189,788	58,186
Long-term deferred revenue	7,343	4,143	7,903	12,503	—
Long-term debt	3,084,409	2,853,459	3,024,288	2,914,247	2,396,771
Other long-term liabilities	253,542	572,673	613,049	583,263	524,716
Fair value of financial instruments, long-term liability	387,938	425,375	606,740	564,490	407,819
Total shareholders’ equity	1,745,224	1,571,705	1,218,567	1,183,425	989,736

Other data:
Number of vessels in operation at year end	77	71	69	65	55
TEU capacity at year end	474,300	414,300	405,100	352,700	265,300
Fleet utilization(5)	99.0%	98.0%	98.9%	99.3%	98.7%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

(3)	The balance sheet and cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(4)	Vessel amounts include the net book value of vessels in operation and vessels under construction.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our shares or our 6.375% senior unsecured notes due 2019, or our Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to pay interest and principal on our Notes, redeem our preferred shares, or the trading price of our shares or Notes.

Risks Inherent in Our Business

Our ability to obtain additional debt financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage, dilution of our equity holders’ interests or our decreased ability to meet our payment obligations.

As of February 28, 2015, we have contracted to purchase an additional 13 newbuilding containerships with scheduled delivery dates through October 2016. As of February 28, 2015, the total purchase price of the 13 containerships remaining to be paid was estimated to be approximately $1.1 billion. Our obligation to purchase the 13 containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our shares or redeem our preferred shares.

Restrictive covenants in our credit and lease facilities, our Notes and in our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to satisfy our payment obligations related to our securities.

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

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares. If we do not comply with the restrictions and covenants in our credit or lease facilities, our Notes or in our preferred shares, our business, results of operations and financial condition will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit and lease facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2014 Developments—Loan and Lease Facility Transactions.” If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to satisfy payment obligations related to our securities and our credit and lease facilities or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2014, we had approximately $3.4 billion outstanding under our credit facilities and our Notes and capital lease obligations of approximately $214.5 million. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the 13 newbuilding containerships that we have contracted to purchase as of February 28, 2015. For the 13 newbuilding containerships that we have contracted to purchase, we have entered into additional credit facilities or lease financings for five of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining eight vessels. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the charter of our vessels, may be hindered by any deterioration in the credit markets.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the recent financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of the last few years could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to refund all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 18 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 60-80% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at December 31, 2014, the number of vessels in our operating fleet that were chartered to our then 10 customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2014:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2014
COSCON	18	42.3%
CSCL Asia	17	17.6%
Hapag-Lloyd(1)	18	10.8%
K-Line	7	10.6%
Other	17	18.7%

Total	77	100.0%

(1)	Includes vessels chartered to Hapag-Lloyd, HL USA and Norasia subsequent to Hapag-Lloyd’s acquisition of Norasia.

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

Any significant financial or economic disruption could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

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

As of February 1, 2015, newbuilding containerships with an aggregate capacity of 3.4 million TEUs, representing approximately 18.4% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for unprofitable rates, if at all.

A significant number of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

As of February 28, 2015, a total of 17 of the 90 vessels in our current and contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. CSCL Asia and COSCON are subsidiaries of Chinese companies. Our vessels that are chartered to Chinese customers and our five newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

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

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations, and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, financial condition, results of operations and ability to pay dividends on our shares or redeem our preferred shares.

The global economy recently experienced disruption and volatility following adverse changes in global capital markets. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of GDP, which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to decline during 2015. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges. Our business, results of operations, financial condition and ability to satisfy our payment obligations will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

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

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operations and financial condition.

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

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations and other payment obligations related to our securities.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

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

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

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

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

Depending on the outcome of an ongoing EU investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of EU competition (antitrust) rules.

Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations, financial condition and ability to pay dividends on our shares or redeem our preferred shares. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations and financial condition.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Vessels that are currently not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our Series C preferred shares. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase 13 newbuilding containerships, which are scheduled to be delivered at various times through October 2016. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. Any of such events could harm our business, results of operations and financial condition.

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

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

There are greater than normal construction, delivery and operational risks with respect to our New Panamax 10000 and Neo-Panamax 14000 TEU newbuilding vessels.

Six 10000 TEU newbuilding vessels were delivered during 2014 and we have contracted to purchase an additional five new Panamax 10000 TEU vessels and eight neo-Panamax 14000 TEU vessels and may order additional vessels of these types in the future. The 10000 TEU and 14000 TEU vessels are or will be the first vessels constructed using this new design and the first vessels constructed of these sizes at some of these shipyards. As such, there may exist greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which could adversely affect our reputation, the receipt of revenue under time charters for or the operating cost of these vessels, and their future resale value.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

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

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 90 vessels. We have also agreed to provide technical management services to third and related parties, including GCI and affiliates of Dennis R. Washington for vessels they may acquire. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

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

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations, financial condition and ability to pay dividends may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through the termination of our right of first refusal with GCI (which is scheduled to expire on March 31, 2016, unless earlier terminated), Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

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

GCI intends to compete in our markets, and its entry into the containership market may harm our business, results of operations and financial position.

The Carlyle Group, or Carlyle, which controls GCI, is a leading global alternative asset manager. GCI intends to invest equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. The involvement of Carlyle in GCI and the amount of funds that GCI may invest in containerships could result in GCI becoming the owner of a significant fleet of containerships, which could compete with us for growth opportunities, subject to certain rights of first refusal in our favor that may continue up to March 31, 2016, subject to earlier termination. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer.” Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

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

Under our right of first refusal with GCI relating to containership acquisition opportunities, we generally must exercise our right of first refusal within 12 business days of receiving a notice from GCI of the acquisition opportunity. At the time we must exercise our right of first refusal, there may be no financing arrangement or charter commitment relating to the newbuilding or existing containership to be acquired. If we elect to acquire the vessel without a financing arrangement or charter commitment then in place, we may be unable subsequently to obtain financing or charter the vessel on a long-term, fixed-rate basis, on terms that will result in positive cash flow to us from operation of the vessel, or at all. Accordingly, our business, results of operations and financial condition may be harmed.

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

Substantial future sales of our preferred or common shares in the public market could cause the price of such shares to fall.

The market price of our preferred and common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future share offerings. In connection with our initial public offering, our issuance of Series A preferred shares, our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of one of our directors, Graham Porter, and the acquisition of our Manager, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) held shares, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

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

A.    History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited. In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of February 28, 2015, we have grown to an operating fleet of 77 containerships and we have entered into contracts for the purchase of an additional 13 newbuilding containerships, which have scheduled delivery dates through October 2016. In January 2012, we acquired our Manager, which provides us with all of our technical, administrative and strategic services.

We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.    Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of February 28, 2015 we operated a fleet of 77 containerships and have entered into contracts for the purchase of an additional 13 newbuilding containerships which have scheduled delivery dates through October 2016. Of our 13 newbuilding containerships, 12 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into a long-term time charter contract for the remaining newbuilding containership in the near future. The average age of the 77 vessels in our operating fleet was approximately seven years as of February 28, 2015.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 28, 2015, the charters on the 77 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at February 28, 2015 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
MSC
MOL
Norasia
OOCL

Customers for Additional 12 Vessel Deliveries Subject to Charter Contracts
Maersk
MOL
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 77 operating vessels as of February 28, 2015:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(4)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(4)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(5)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(5)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(6)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(6)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(6)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(7)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(7)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(7)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(7)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate	(8)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate	(8)
Brotonne Bridge	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(9)
Brevik Bridge	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(9)
Bilbao Bridge	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(9)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(9)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(9)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(8)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(8)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(8)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(10)	18.0	(11)
CSAV Loncomilla	4250	2009	4/28/09	Norasia(12)	6 years(13)	25.9
CSAV Lumaco	4250	2009	5/14/09	Norasia(12)	6 years(14)	25.9
CSAV Lingue	4250	2010	5/17/10	Norasia(12)	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	Norasia(12)	6 years(15)	25.9
Madinah (1)	4250	2009	11/20/14	OOCL	Up to 12 months	Market rate	(8)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(16)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(16)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands of USD)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(16)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(16)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(16)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(16)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(16)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(16)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.

(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.

(4)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.

(5)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(6)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(7)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(8)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.

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

(11)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(12)

Hapag-Lloyd entered into a business combination agreement with Compañia Sud Americana De Vapores S.A., or CSAV, in April 2014. In November 2014, the time charter agreements were transferred from CSAV to Norasia.

(13)	On March 14, 2015, this vessel is expected to enter into a direct continuation of the time charter with Norasia at market rates for a term of up to five months.

(14)	The term of this time charter has been extended to April 2016.

(15)

This vessel is expected to be re-delivered to us on March 29, 2015 and on April 8, 2015, this vessel is expected to commence a time charter with Hapag-Lloyd at market rates for a term of up to 12 months.

(16)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of February 28, 2015, we have contracted to purchase 13 additional newbuilding containerships which have scheduled delivery dates through October 2016. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1100	10000	8 years + one 2-year option	MOL	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1105	10000	5 years + two one-year options	Maersk	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1120(2)	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1122	10000	—(3)	—(3)	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

(2)

On September 29, 2014, we agreed to reallocate four 10000 TEU vessels with GCI under the terms of the right of first refusal agreement between us, GCI and Blue Water by exchanging two vessels that we were scheduled to receive with two vessels that GCI was scheduled to receive. We acquired the MOL Breeze, Hull No. 1010, on November 12, 2014 and expect to acquire Hull No. 1120 in 2016.

(3)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of February 28, 2015:

	Scheduled for the Year Ended December 31,
	2015	2016	2017
Owned and leased vessels, beginning of year	77	85	90
Deliveries	8	5	—

Total, end of year	85	90	90
Managed vessels, beginning of year	5	15	20
Deliveries	10	5	1

Total, end of year	15	20	21
Total Fleet	100	110	111
Total Capacity (TEU)	733,500	853,500	863,500

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of February 28, 2015.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered	Total Vessels Upon All Deliveries
COSCON	18	—	18
CSCL Asia	17	—	17
MOL	9	2	11
HL USA	9	—	9
K-Line	7	—	7
Hapag Lloyd	5	—	5
Norasia	4	—	4
Hanjin	3	—	3
OOCL	1	—	1
Maersk	—	2	2
Yang Ming Marine	—	8	8

Total time charters	73	12	85
MSC (bareboat charters)	4	—	4

No charter	—	1	1

Total fleet	77	13	90

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

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. Hapag-Lloyd has also guaranteed the obligations and liabilities of Norasia under each of the time charters to which Norasia is a party with us. For the vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

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

Operations and Expenses

Our Manager operates our vessels and is responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

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

Termination or Change of Control

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

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is or was laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2014 or January 1, 2016 (depending on their year of build and their ballast water capacity). The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage. As of January 2015, 42 states representing 32.5% of the world’s shipping tonnage had adopted the BWM Convention. When the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

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

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry-docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the 2013 VGP ballast water numerical effluent limitations. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done. We comply with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in

APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.5 million to $0.7 million for a Panamax size vessel and below, and from approximately $0.7 million and $0.9 million for a post-Panamax size.

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

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive

Economic Zone of Canada. CSA 2001 requires shipowners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

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

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of shipowners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits serious harm to fish (which means causing the death of fish or the permanent alteration or destruction of fish habitat or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

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

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

The EU has recently adopted a regulation which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation seeks to facilitate the ratification of the IMO Recycling Convention. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, the vessels flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessels must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions will begin to apply from December 31, 2014 and certain others from December 31, 2020.

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

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. A proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions, or MRV System, has been published and is being considered by the EU. The proposed MRV System may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

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

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (a) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (b) satisfies one of three ownership tests, or Ownership Tests, described in the Section 883 Regulations and (c) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Tests because our Class A common shares, our Series C preferred shares, our Series D preferred shares, and our Series E preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series C preferred shares, our Series D preferred shares or our Series E preferred shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

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

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions. We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $3 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of U.S. Source International Transportation Income we have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear this cost. The amount of such tax for which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business in that year is “international shipping” (as defined below), all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping,” and it was not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic, including the chartering of ships, provided that, one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of international shipping was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of international shipping, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Certain of our subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

C. Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of February 28, 2015.

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

A. General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 28, 2015 we operated a fleet of 77 vessels and we have entered into contracts for the purchase of an additional 13 newbuilding containerships, which have scheduled delivery dates through October 2016. Of our 13 newbuilding containerships, 12 will commence operation under long-term, fixed- rate charters upon delivery. We expect to enter into a long-term time charter contract for the remaining newbuilding containership in the near future. The average age of the 77 vessels in our fleet was approximately seven years as of February 28, 2015.

Customers for our operating fleet as at February 28, 2015 were COSCON, CSCL Asia, HL USA, Hanjin, Hapag-Lloyd, K-Line, MSC, MOL, Norasia and OOCL. The customers for the additional 12 newbuilding containerships that are under long-term, fixed-rate charters upon delivery are Maersk, MOL and Yang Ming Marine. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2014 Developments

Vessel Deliveries

During the year ended December 31, 2014, we accepted delivery of six 10000 TEU newbuilding containerships, bringing our operating fleet to a total of 77 vessels. These six vessels are the first vessels in our operating fleet constructed by New Jiangsu and Jiangsu Xinfu using our fuel-efficient SAVER design. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
Hanjin Buddha	10000	10 years plus one 2-year option	Hanjin	March 2014
Hanjin Namu	10000	10 years plus one 2-year option	Hanjin	May 2014
Hanjin Tabul	10000	10 years plus one 2-year option	Hanjin	June 2014
MOL Bravo	10000	8 years plus one 2-year option	MOL	July 2014
MOL Brightness	10000	8 years plus one 2-year option	MOL	October 2014
MOL Breeze	10000	8 years plus one 2-year option	MOL	November 2014

Newbuilding Contracts, Time Charters and Option Agreements

On March 31, 2014, we exercised options for the construction of four 10000 TEU newbuilding containerships at New Jiangsu or Jiangsu Xinfu. These vessels are scheduled for delivery through 2016 and will be constructed using our fuel-efficient SAVER design. Pursuant to the right of first refusal agreement among us, GCI and Blue Water, or the ROFR, we retained two of the 10000 TEU newbuilding containerships and GCI will acquire the remaining two vessels. In August 2014, we entered into five-year, fixed-rate time charter contracts with Maersk for these vessels.

In August 2014, Yang Ming Marine confirmed that the term of the fixed-rate time charters for the five 14000 TEU SAVER design containerships currently being constructed at CSBC Corporation will be extended to 10 years with one two-year option. Two of these vessels are allocated to us and three are allocated to GCI under the ROFR.

The option that Yang Ming Marine held to purchase up to five 14000 TEU newbuilding vessels currently being constructed at Hyundai Heavy Industries has expired, and as a result all five of these 14000 TEU newbuilding vessels will also be time chartered to Yang Ming Marine for 10 years with one two-year option. Three of these vessels are allocated to us and two are allocated to GCI under the ROFR.

On August 25, 2014, we entered into an agreement with New Jiangsu and Jiangsu Xinfu under which we converted our remaining options to acquire up to four 10000 TEU fuel-efficient SAVER design vessels to be constructed at those shipyards into options to acquire up to six 10000 TEU or 14000 TEU fuel-efficient SAVER design vessels, with delivery dates in 2017 and 2018. On December 19, 2014, the agreement was amended to allow us to exercise the options by June 30, 2015. We anticipate that such options, if exercised, will be subject to the ROFR.

On December 19, 2014, we entered into contracts with New Jiangsu and Jiangsu Xinfu for the construction of two 10000 TEU newbuilding containerships for an aggregate purchase price of approximately $186.0 million. These vessels are scheduled for delivery in October 2016 and January 2017 and will be constructed using our fuel-efficient SAVER design. Pursuant to the ROFR, we retained one of the 10000 TEU newbuilding containerships and GCI acquired the remaining vessel.

Extensions of the ROFR and Right of First Offer, CEO Employment Agreement and Related Agreements

GCI is an investment vehicle established with an affiliate of Carlyle and others, including affiliates of our director, Graham Porter, and of our largest shareholder, Dennis R. Washington. Pursuant to the ROFR and the right of first offer, or ROFO, we have a right of first refusal on containership investment opportunities available to GCI and a right of first offer for certain containerships GCI may propose to sell. The ROFR and ROFO were previously scheduled to expire on March 31, 2015. On August 11, 2014, the investors in GCI extended the terms of the ROFR and ROFO by one year to March 31, 2016.

In connection with the extension of the ROFR and ROFO, we also extended our employment and transaction services agreements with Gerry Wang and our financial services agreement with Tiger Ventures Limited, an affiliate of our director Graham Porter, through March 31, 2016. In connection with these extensions, Mr. Wang and Tiger Ventures extended contractual lock-up arrangements relating to certain of our common shares they own by an additional year.

For additional information about GCI, the ROFR and the ROFO, as amended, the terms of the employment and transaction services agreements with Mr. Wang and the financial services agreement with Tiger Ventures, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Vessel Reallocation with Greater China Intermodal Investments LLC

On September 29, 2014, we and GCI agreed to reallocate four 10000 TEU vessels under construction by exchanging two vessels that we were scheduled to receive with two vessels GCI was scheduled to receive. As a result, the revised allocation of these vessels between us and GCI is as follows:

Vessel	Original Owner	After Reallocation	Charterer	Delivery Date
Hull No. 1010	GCI	Seaspan	MOL	November 2014
Hull No. 1120	GCI	Seaspan	Maersk	2016
Hull No. 1102	Seaspan	GCI	MOL	2015
Hull No. 1104	Seaspan	GCI	Maersk	2015

Loan and Lease Facility Transactions

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

On May 1, 2014, we entered into a 364-day unsecured, revolving credit facility with various banks for up to $100.0 million to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at market rates. At December 31, 2014, $100.0 million had been drawn under this facility.

On June 30, 2014, we entered into a five-year term loan facility with a European bank for up to $83.0 million to fund the construction of one of our 14000 TEU newbuilding containerships. The facility bears interest at market rates. At December 31, 2014, no amounts had been drawn under this facility.

On July 11, 2014 and November 4, 2014, we entered into lease financing agreements with Asian special purpose companies, or the SPCs, for a total of four 10000 TEU newbuilding vessels that are, or will be, chartered to MOL. The lease financing arrangements are expected to provide gross financing proceeds of approximately $110.0 million per vessel upon delivery of each vessel, or $440.0 million in total. Under the lease financing arrangements, we will sell the vessels to the SPCs and lease the vessels back from the SPCs over an initial term of 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. These lease financing arrangements provide financing at market rates. On July 16, 2014, October 29, 2014 and November 12, 2014, we financed the purchase of the MOL Bravo, MOL Brightness and MOL Breeze, respectively, through these lease financing arrangements and received total gross proceeds of $330.0 million. We expect to finance the purchase of the MOL Beacon, scheduled for delivery during the first quarter of 2015, through these lease financing arrangements.

In December 2014, we negotiated an early termination of the lease financing structure related to five 4500 TEU vessels and, through a series of agreements, regained legal title to the vessels. As a result, we paid the termination amounts, realized a net gain of $3.8 million and wrote off deferred financing fees of $0.9 million.

On December 24, 2014, we entered into a term loan facility for up to $67.0 million to re-finance two 4500 TEU containerships that were previously financed under the early terminated lease financing structure. The loan bears interest at LIBOR plus a margin. At December 31, 2014, $67.0 million had been drawn under this facility.

Issuance of $345.0 Million 6.375% Senior Unsecured Notes Due 2019

On April 3, 2014, we issued in a registered public offering $345.0 million of senior unsecured notes, or our Notes. Our Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per year, payable quarterly. We used a portion of the net proceeds to repay our $125.0 million unsecured credit facility.

Issuance of Series E Preferred Shares

On February 13, 2014, we issued in a registered public offering 5,400,000 Series E preferred shares at a price of $25.00 per share for total net proceeds of approximately $130.4 million. Dividends are payable on the Series E preferred shares at a rate of 8.25% per annum of the stated liquidation preference of $25.00 per share.

At-the-Market Offering of Class A Common Shares

On May 22, 2014, we announced that we had entered into an equity distribution agreement with sales agents under which we may, from time to time, issue Class A common shares in one or more at-the-market, or ATM, offerings up to an aggregate of $75.0 million in gross sales proceeds. Sales of such Class A common shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, at market prices in block transactions, or as otherwise agreed between us and the sales agents. During the year ended December 31, 2014, we issued 206,600 Class A common shares under the ATM program for gross proceeds of approximately $4.7 million and net proceeds of approximately $4.2 million, which we used for general corporate purposes.

Conversion of Series A Preferred Shares

On January 30, 2014, our then outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the terms of the Series A preferred shares. The Series A preferred shares automatically converted to Class A common shares at a price of $15.00 per share.

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

Results of 2014 Annual Meeting of Shareholders

Our 2014 annual meeting of shareholders was held on April 25, 2014. In addition to electing Class III directors and ratifying the appointment of our auditors in the ordinary course, we held a vote on separate proposals to (a) amend our articles of incorporation to (i) increase the size of the board of directors from nine to 11 directors and (ii) declassify the board of directors and provide for the annual election of all directors, and (b) amend our articles of incorporation and our bylaws to decrease the shareholder supermajority voting requirements to amend certain provisions in our articles of incorporation and our bylaws from 80% to 66 2/3%. None of the proposed amendments to our articles of incorporation or our bylaws were approved by shareholders.

Market Conditions

The containership charter market remained fairly stable during 2014, with time charter rates for benchmark 4000 TEU containerships in the range of approximately $7,150 to $10,150 per day throughout the year. Charter rates for these vessels remain below long-term historical averages due to a combination of factors, including continued low rates of growth in global container trade, which was approximately 6.1% in 2014, and the delivery of larger vessels that are causing a cascading effect as vessel classes previously serving long-haul trades are displaced. As an example, while the number of container vessels in the global fleet increased by only 31 vessels during 2014, the total global capacity of container vessels increased by 6.3%, or over 1,000,000 TEU. The increase in the average size of containership vessels in the global fleet is driven by a desire for liners to reduce their fleet operating cost.

The current desire for large, cost-efficient containership vessels is evidenced by the fact that over 80% of the current containership orderbook is for vessels greater than 7500 TEU. Economies of scale in containership building mean that the cost per TEU in building large containerships is less than for vessels with smaller TEU capacity. The total newbuild price for a theoretical 6600 TEU containership, which peaked at $108.0 million in the period June to September 2008, fell to $58.0 million by the end of 2012, and then increased to approximately $67.8 million as of the end of 2014.

B.    Results of Operations

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following discussion of our financial condition and results of operations is for the years ended December 31, 2014 and 2013. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2014 and 2013.

Year Ended December 31,	2014	2013
Statement of operations data (in thousands of USD):
Revenue	$717,170	$677,090
Operating expenses:
Ship operating	166,097	150,105
Depreciation and amortization	181,527	172,459
General and administrative	30,462	34,783
Operating leases	9,544	4,388

Operating earnings	329,540	315,355
Other expenses (income):
Interest expense	88,159	60,496
Interest income	(10,653)	(2,045)
Undrawn credit facility fee	3,109	2,725
Amortization of deferred charges	10,342	9,477
Refinancing expenses and recoveries	70	4,038
Change in fair value of financial instruments	105,694	(60,504)
Equity (income) loss on investment	(256)	670
Other expenses	1,828	1,470

Net earnings	$131,247	$299,028

Common shares outstanding at year end:	96,662,928	69,208,888

Per share data (in USD):
Basic earnings per Class A common share	$0.80	$3.36
Diluted earnings per Class A common share	$0.79	$2.93
Dividends paid per Class A common share	$1.348	$1.188

Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities(1)	$342,959	$327,669
Financing activities	(79,499)	62,491
Investing activities(1)	(538,085)	(295,158)

Net increase (decrease) in cash and cash equivalents	$(274,625)	$95,002

Year Ended December 31,	2014	2013

Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$201,755	$476,380
Vessels	5,095,723	4,992,271
Other assets	597,915	479,110

Total assets	$5,895,393	$5,947,761

Current liabilities	416,937	520,406
Deferred revenue	7,343	4,143
Long-term debt	3,084,409	2,853,459
Other long-term liabilities	253,542	572,673
Fair value of financial instruments	387,938	425,375
Shareholders’ equity	1,745,224	1,571,705

Total liabilities and shareholders’ equity	$5,895,393	$5,947,761

Other data:
Number of vessels in operation at period end	77	71
Average age of fleet in years at period end	7.1	6.7
TEU capacity at period end	474,300	414,300
Average remaining initial term on outstanding charters	4.8	5.5
Fleet utilization	99.0%	98.0%

(1)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

At the beginning of 2014, we had 71 vessels in operation. We accepted delivery of six vessels during 2014, bringing our fleet to a total of 77 vessels as of December 31, 2014. During the year ended December 31, 2013, we accepted delivery of two secondhand vessels. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2014	2013	Days	%
Operating days	25,157	23,632	1,525	6.5%
Ownership days	25,408	24,109	1,299	5.4%

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2014	2013	$	%
Revenue	$717,170	$677,090	$40,080	5.9%
Ship operating expense	166,097	150,105	15,992	10.7%
Depreciation and amortization expense	181,527	172,459	9,068	5.3%
General and administrative expense	30,462	34,783	(4,321)	(12.4%)
Operating lease expense	9,544	4,388	5,156	117.5%
Interest expense	88,159	60,496	27,663	45.7%
Amortization of deferred charges	10,342	9,477	865	9.1%
Refinancing expenses and (recoveries)	70	4,038	(3,968)	(98.3%)
Change in fair value of financial instruments	105,694	(60,504)	166,198	274.7%
Equity (income) loss on investment	(256)	670	(926)	138.2%

Revenue

Revenue increased by 5.9% to $717.2 million for the year ended December 31, 2014 over 2013. This increase is due primarily to the delivery of six 10000 TEU vessels in 2014, a full year of contribution from the delivery of two 4600 TEU secondhand vessels in mid-2013 and a decrease in unscheduled off-hire. These increases were partially offset by lower average charter rates for three of our vessels which were on short-term charters during the year ended December 31, 2014, an increase in scheduled off-hire and a decrease in vessel management revenue.

The increase in operating days and the related financial impact for the year ended December 31, 2014 relative to 2013 is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2014 vessel deliveries	952	$39.4
Full year contribution for 2013 secondhand vessel deliveries	347	6.8
Change in daily charter hire rate and re-charters	—	(3.8)
Scheduled off-hire	(84)	(2.7)
Unscheduled off-hire	310	3.4
Vessel management revenue	—	(2.1)
Other	—	(0.9)

Total	1,525	$40.1

Vessel utilization was 99.0% for the year ended December 31, 2014, compared to 98.0% for the prior year. The increase in vessel utilization was primarily due to a 310-day decrease in unscheduled off-hire. During the year ended December 31, 2014, there were 119 days of unscheduled off-hire, which included 86 off-charter days, compared to 429 days of unscheduled off-hire, which included 386 off-charter days for six 4250 TEU vessels in 2013. During the year ended December 31, 2014, we completed 10 scheduled dry-dockings, which resulted in 132 days of scheduled off-hire compared to the completion of five scheduled dry-dockings that resulted in 48 days of scheduled off-hire in the prior year.

During the year ended December 31, 2014 we completed 10 dry-dockings for the following vessels:

Vessel	Completed
MOL Emerald	Q2
CSAV Loncomilla	Q2
CSAV Lumaco	Q2
CSCL Callao	Q2
CSCL Manzanillo	Q3
CSCL Oceania	Q4
CSCL Africa	Q4
MOL Eminence	Q4
MOL Emissary	Q4
MOL Empire	Q4

During the year ended December 31, 2013 we completed five dry-dockings for the following vessels:

Vessel	Completed
CSCL Montevideo	Q2
CSCL Panama	Q2
CSCL Lima	Q3
CSCL San Jose	Q3
CSCL Santiago	Q3

Our cumulative vessel utilization since our initial public offering in August 2005 through December 31, 2014 was approximately 99.0%, or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 10.7% to $166.1 million for the year ended December 31, 2014, compared to 2013. The increase in ship operating expense was due primarily to an increase in ownership and managed days of 5.4%, related to the delivery of six 10000 TEU vessels in 2014 and two 4600 TEU vessels in mid-2013.

Ship operating expense also rose due to increases in crew wages that occurred in the third quarter of 2013 and in the first quarter of 2014. In 2014, we purchased more stores and spares and incurred higher repairs and maintenance expense for our older vessels. We also incurred higher ship management infrastructure costs to support our expanding fleet. We expect ship operating expense to increase as our fleet expands and ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 5.3% to $181.5 million for the year ended December 31, 2014, compared to 2013. The increase in depreciation and amortization expense was due to the increase in the size of the fleet from the 2014 deliveries and a full period of depreciation was taken for two secondhand vessels that delivered during 2013.

General and Administrative Expense

General and administrative expense decreased by 12.4% to $30.5 million for the year ended December 31, 2014, compared to 2013. The decrease of $4.3 million was primarily due to a net reduction in stock-based compensation expense of $6.3 million. The majority of this reduction was due to a decrease in non-cash stock appreciation rights, or SARs, expense of $7.2 million, partially offset by an increase in other non-cash stock-based awards of $0.9 million. During 2013, $2.6 million of accelerated stock-based compensation was recognized relating to the vesting of the first tranche of SARs. These decreases were partially offset by increases in executive compensation and general corporate expenses of $2.0 million, which included costs relating to the evaluation of strategic options for our investment in GCI.

Operating Lease Expense

Operating lease expense increased to $9.5 million for the year ended December 31, 2014 from $4.4 million in 2013. The increase was due primarily to financing the purchase of three 10000 TEU vessels through new lease financing arrangements in July, October and November 2014. Under these lease financing arrangements, we sold the vessels to the SPCs and are leasing the vessels back over an initial term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. Upon the sale of these vessels, there was a deferred gain of $59.1 million that is being recorded as a reduction of operating leases expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension. These new lease financing arrangements are in addition to the Madinah, which we sold to a U.S. bank on June 27, 2012 and since that date we have been leasing the vessel back over a nine-year term. Prior to June 27, 2012, we owned the Madinah and financed it with a term loan of $53.0 million, which was repaid using the proceeds from the sale to the bank.

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	Year Ended December 31,		Change
	2014	2013	$	%
Long-term debt	$3,382.4	$3,241.6	$140.8	4.3%
Other long-term liabilities, excluding deferred gains	214.5	611.6	(397.1)	(64.9%)

Total borrowings	3,596.9	3,853.2	(256.3)	(6.7%)
Less: Vessels under construction	(282.0)	(321.4)	(39.4)	(12.3%)

Operating borrowings	$3,314.9	$3,531.8	$(216.9)	(6.1%)

Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The increase in interest expense for the year ended December 31, 2014 of $27.7 million, compared to 2013 was primarily due to an increase in the cost of borrowings. The increase in the cost of borrowings were due to the refinancing of our $1.0 billion credit facility in January 2014 at a higher margin than under the original facility, certain of our term loans which have higher margins than the facilities outstanding for the comparative prior periods and our Notes that were issued in April 2014 which have higher interest rates than our other borrowings.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Amortization of Deferred Charges

During the year ended December 31, 2014, amortization of deferred charges relating to our financing fees increased to $10.3 million, from $9.5 million in 2013, primarily due to amortization of financing fees associated with new facilities entered in 2014. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses and Recoveries

During the year ended December 31, 2014, we incurred net refinancing expenses of $0.1 million, compared to $4.0 million in 2013. The costs in 2014 were primarily related to the repayment of a $125.0 million credit facility, partially offset by a net gain of $3.8 million realized on the early termination of the lease financing structure related to five 4500 TEU vessels. The costs in 2013 related to refinancing our $1.0 billion credit facility. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2014 Developments—Loan and Lease Facility Transactions.”

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $105.7 million for the year ended December 31, 2014, compared to a gain of $60.5 million for 2013. The change in fair value was primarily due to decreases in the forward LIBOR curve for instruments with terms greater than eight years and the effect of the passage of time. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $93.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $11.0 million.

All of our interest rate swap and swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Income/Loss on Investment

We have a 10.8% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2016. The equity income of $0.3 million for the year ended December 31, 2014 represents our share of income in GCI. Our equity loss in 2013 was $0.7 million.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following discussion of our financial condition and results of operations is for the years ended December 31, 2013 and 2012. The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2013 and 2012.

Year Ended December 31,	2013	2012
Statement of operations data (in thousands of USD):
Revenue	$677,090	$660,794
Operating expenses:
Ship operating	150,105	138,655
Depreciation and amortization	172,459	165,541
General and administrative	34,783	24,617
Operating lease	4,388	3,145
Gain on vessel	—	(9,773)

Operating earnings	315,355	338,609
Other expenses (income):
Interest expense	60,496	71,996
Interest income	(2,045)	(1,190)
Undrawn credit facility fee	2,725	1,516
Amortization of deferred charges	9,477	8,574
Refinancing expenses and costs	4,038	—
Change in fair value of financial instruments	(60,504)	135,998
Equity loss on investment	670	259
Other expenses	1,470	151

Net earnings	$299,028	$121,305

Common shares outstanding at year end:	69,208,888	63,042,217
Per share data (in USD):
Basic earnings per Class A common share	$3.36	$0.84
Diluted earnings per Class A common share	$2.93	$0.81
Dividends paid per Class A common share	$1.188	$0.938

Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities(1)	$327,669	$311,183
Financing activities	62,491	(181,364)
Investing activities(1)(2)	(295,158)	(229,564)

Net increase (decrease) in cash and cash equivalents	$95,002	$(99,745)

Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents(2)	$476,380	$381,378
Vessels	4,992,271	4,863,273
Other assets(2)	479,110	406,202

Total assets	$5,947,761	$5,650,853

Current liabilities	520,406	180,306
Deferred revenue	4,143	7,903
Long-term debt	2,853,459	3,024,288
Other long-term liabilities	572,673	613,049
Fair value of financial instruments	425,375	606,740
Shareholders’ equity	1,571,705	1,218,567

Total liabilities and shareholders’ equity	$5,947,761	$5,650,853

Other data:
Number of vessels in operation at period end	71	69
Average age of fleet in years at period end	6.7	5.6
TEU capacity at period end	414,300	405,100
Average remaining initial term on outstanding charters	5.5	6.4
Fleet utilization	98.0%	98.9%

(1)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.
(2)	The balance sheet and cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

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

Financial Summary (in thousands of USD)

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

Revenue

Revenue increased by 2.5% to $677.1 million for the year ended December 31, 2013 over 2012. This increase is due primarily to the impact of a full period’s contribution of four 13100 TEU newbuilding vessels delivered in 2012, revenue from two 4600 TEU secondhand vessels delivered in 2013, revenue from the management of third party vessels, and a decrease in scheduled off-hire. These increases were partially offset by lower charter rates for six 4250 TEU vessels which were on short-term charters during the year ended December 31, 2013, an increase in unscheduled off-hire, which included 386 off-charter days for six 4250 TEU vessels, and one less day in 2013 due to 2012 being a leap year.

The increase in operating days and the related financial impact for the year ended December 31, 2013 relative to 2012, is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2013 vessel deliveries	383	$7.6
Full year contribution for 2012 vessel deliveries	368	20.6
Change in daily charter hire rate and re-charters	—	(9.1)
One less day due to the 2012 leap year	(61)	(1.7)
Scheduled off-hire	32	1.1
Unscheduled off-hire	(262)	(5.4)
Vessel management revenue	—	3.2
Other	20	—

Total	480	$16.3

Vessel utilization was 98.0% for the year ended December 31, 2013, compared to 98.9% for the prior year. The decrease in vessel utilization was primarily due to a 262 day increase in unscheduled off-hire which was related primarily to more off-charter days for six of our 4250 TEU vessels. During the year ended December 31, 2013, we completed five dry-dockings, which resulted in 48 days of scheduled off-hire compared to the completion of six dry-dockings during 2012, which resulted in 80 days of scheduled off-hire.

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

During the year ended December 31, 2012, we completed six dry-dockings, which resulted in a total of 80 days of scheduled off-hire for the following vessels:

Vessel	Completed
Rio de Janeiro Express	Q1
CSCL Zeebrugge	Q1
COSCO Fuzhou	Q1
COSCO Yingkou	Q1
CSCL Long Beach	Q2
Seaspan Ningbo	Q3
Seaspan Dalian(1)	Q3
Seaspan Felixstowe(1)	Q3

(1)	Dry-docking for these vessels was completed while the vessels were off-charter.

Our cumulative vessel utilization since our initial public offering in August 2005 through December 31, 2013 was approximately 99.0% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 8.3% to $150.1 million for the year ended December 31, 2013, compared to 2012. The increase in ship operating expense was due primarily to an increase in ownership and managed days of 4.9%, related to the addition of four 13100 TEU vessels during the first half of 2012, two 4600 TEU vessels in 2013 and the management of 4600 TEU vessels for MOL. The larger TEU vessels are more expensive to operate and the increased cost of lubes, insurance and other operating costs associated with these vessels further contributed to higher ship operating expenses. There was also an increase in crew wages and spare parts expense, primarily due to higher spare parts purchases in 2013 compared with 2012 and increased expense due to an expanding and older fleet.

Depreciation and Amortization Expense

The increase in depreciation and amortization for the year ended December 31, 2013, compared to 2012, was due to the increase in the size of the fleet. Four vessels were delivered in 2012 and a full period of depreciation was taken for these vessels for the year ended December 31, 2013. There were also two vessel deliveries in 2013.

General and Administrative Expense

General and administrative expense increased by 41.3% to $34.8 million for the year ended December 31, 2013, compared to 2012. The increase of $10.2 million was due primarily to an increase of $10.9 million in share-based compensation expense related to stock appreciation rights, or SARs, granted to our chief executive officer in December 2012 and to certain members of management in March 2013. The increase was partially offset by lower costs associated with the acquisition and integration of our Manager compared to 2012.

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

The decrease in interest expense for the year ended December 31, 2013 of $11.5 million compared to 2012 was primarily due to lower operating borrowings as well as a reduction in average LIBOR. The remaining decreases were due to an increase in interest capitalized, a lower reclassification of accumulated other comprehensive loss into earnings, and a repayment of the $53.0 million term loan in 2012 using the proceeds from the sale of the Madinah. The average LIBOR charged on our long-term debt for the year ended December 31, 2013 was 0.2% compared 0.4% for the comparable period in 2012.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Amortization of Deferred Charges

During the year ended December 31, 2013, amortization of deferred charges relating to our financing fees increased to $9.5 million, from $8.6 million in 2012, primarily due to amortization on financing fees of new facilities entered in 2013. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses and Costs

During the year ended December 31, 2013, we incurred refinancing expenses and costs of $4.0 million, compared to nil in 2012. These costs were related to refinancing our $1.0 billion credit facility. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2014 Developments—Loan and Lease Facility Transactions.”

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $60.5 million for the year ended December 31, 2013, compared to a loss of $136.0 million for 2012. The change in fair value was primarily due to increases in the forward LIBOR curve, the effect of the passage of time and less discounting of expected future settlements. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

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

All of our interest rate swap and swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Loss on Investment

We had a 10.3% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2016. The equity loss on investment of $0.7 million for the year ended December 31, 2013 represents our share of losses in GCI. Our equity loss in 2012 was $0.3 million.

C.    Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2014, our cash and cash equivalents and short-term investments totaled $203.0 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, lease payments, open market repurchases of common shares and the potential redemption of our Series C preferred shares. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, open market repurchases of common shares, and the future potential redemption of our Series D, and Series E preferred shares. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share and the Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share and the Series E preferred shares are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of February 28, 2015, the estimated remaining installments on the 13 vessels we had contracted to purchase was approximately $1.1 billion, which we expect to fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from our preferred share offerings. Future debt or equity issuances may be considered for growth.

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

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of December 31, 2014. In addition, our long-term debt and lease obligations are described in notes 10 and 11, respectively, within our consolidated financial statements included in this Annual Report.

	Amount Outstanding(1)	Amount Committed	Amount Available
	(millions)	(millions)	(millions)
Long-Term Debt
Revolving credit facilities(2)	$1,301.9	$1,307.0	$5.1
Term loan credit facilities	1,735.5	2,075.5	340.0
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	3,382.4	3,727.5	345.1

Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	91.1	91.1	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	123.4	123.4	—

Total Lease Facilities	214.5	214.5	—

Total Long-Term Debt and Lease Facilities(3)	$3,596.9	$3,942.0	$345.1

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.

(2)	Includes a $5.1 million line of credit which was undrawn as at December 31, 2014.

(3)	As at December 31, 2014, our operating borrowings were $3.3 billion (2013—$3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 72 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2014, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $3.7 billion, of which approximately $3.4 billion was outstanding and $345.1 million was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of December 31, 2014. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans, excluding one term loan of $4.5 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2014 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2014. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our six leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At December 31, 2014, we had lease and other long-term obligations of approximately $214.5 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

One of our subsidiaries was a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor retained title to the vessels and remained our subsidiary’s counterparty but transferred its entire leasing business to its parent company. All of those vessels delivered during 2010 and 2011 and were operating under 12-year fixed-rate time charters with K-Line. In December 2014, we negotiated an early termination of the lease financing structure related to these five 4500 TEU vessels and, through a series of agreements, regained legal title to the vessels. As a result, we paid the termination amounts, realized a net gain of $3.8 million and wrote-off deferred financing fees of $0.9 million.

Certain Terms under our Long-Term Debt and Lease Facilities

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

Our credit and lease facilities also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. We were in compliance with these covenants as at December 31, 2014. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

Year Ended December 31, (In thousands of USD)	2014	2013	2012
Net cash flow from operating activities	$342,959	$327,669	$311,183
Net cash flow from (used in) financing activities	(79,499)	62,491	(181,364)
Net cash flow used in investing activities(1)	(538,085)	(295,158)	(229,564)

(1)	The cash flow data for 2012 has been recast to separately present balances of and movement in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

Operating Cash Flows

Net cash flows from operating activities were $343.0 million for the year ended December 31, 2014, an increase of $15.3 million over 2013. The increase in net cash flows from operating activities for the year ended December 31, 2014, compared to the prior year, was primarily due to an increase in net earnings, excluding non-cash items, of $14.4 million, and an increase in cash related to working capital of $0.9 million. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and interest income, partially offset by an increase in ship operating expense and interest expense. The increase in cash related to working capital resulted primarily from timing differences, which are in the normal course of our operations.

Net cash flows from operating activities were $327.7 million for the year ended December 31, 2013, an increase of $16.5 million over 2012. The increase in net cash flows from operating activities for the year ended December 31, 2013, compared to the year ended 2012, was primarily due to an increase in net earnings, excluding non-cash items, of $6.6 million, and an increase in cash related to working capital of $9.9 million. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and a decrease in interest expense, partially offset by an increase in ship operating and other expenses. The increase in cash related to working capital resulted primarily from timing differences which are in the normal course of our operations.

For further discussion of changes in revenue and expenses, please read “Results of Operations.”

Financing Cash Flows

Net cash flows used in financing activities were $79.5 million for the year ended December 31, 2014, an increase in cash used in financing activities of $142.0 million, compared to 2013. The increase in cash used in financing activities for the year ended December 31, 2014, compared to 2013, was primarily due to an increase in repayments on credit facilities, early termination of the lease financing structure related to five 4500 TEU vessels, an increase in dividend payments and a reduction in common share issuances, partially offset by proceeds from the issuance of our Notes and Series E preferred shares, drawdown of our credit facilities and proceeds from the sale-leaseback of three 10000 TEU vessels.

Net cash flows from financing activities were $62.5 million for the year ended December 31, 2013, an increase in cash from financing activities of $243.9 million, compared to 2012. The increase in cash from financing activities for the year ended December 31, 2013, compared to the prior year, was primarily due to an increase in proceeds from share issuances and net draws on credit facilities as well as lower share repurchases, partially offset by higher debt repayments and financing fees. In the year ended December 31, 2013, we received $73.2 million from the issuance of Class A common shares and $47.9 million from the issuance of Series D preferred shares, compared to $74.7 million from the issuance of Series D preferred shares in the prior year. In the year ended December 31, 2013, we used $9.0 million to repurchase Series C preferred shares compared to the use of $172.8 million to repurchase Class A common shares in 2012. In addition, during the year ended December 31, 2013, net draws on our credit facilities increased due primarily to the full drawdown of our $125.0 million facility entered into in December 2013, which was partially offset by an increase in debt repayments of $22.8 million and an increase in financing fees associated with our new loan facilities of $19.5 million, compared to the prior year.

Investing Cash Flows

Net cash flows used in investing activities were $538.1 million for the year ended December 31, 2014, an increase in cash used of $242.9 million, compared to 2013. The increase in cash used in investing activities for the year ended December 31, 2014, compared to the prior year, was due primarily to an increase in loans to GCI related primarily to newbuilding installment payments paid by us on behalf of GCI, an increase in vessel expenditures due to the increased size of our newbuilding fleet and an increase in purchases of other assets. The increases in cash used were partially offset by cash flows from the release of restricted cash associated with the early termination of the lease financing structure for five 4500 TEU vessels and a reduction in cash used to purchase short-term investments.

Net cash flows used in investing activities were $295.2 million for the year ended December 31, 2013, which represents an increase in cash used of $65.6 million compared to 2012. The increase in cash used in investing activities for the year ended December 31, 2013, compared to the prior year, was due primarily to an increase in loans to GCI for vessel installments paid by us on behalf of GCI, an increase in vessel expenditures primarily related to first installments on our newbuilding containerships and the purchase of two secondhand vessels, as well as a reduction of cash related to the acquisition of our Manager. In the year ended December 31, 2013, we paid first installments on 13 of our newbuilds while in the prior year we completed delivery installments on three of our vessels. We acquired $23.9 million of cash as part of the acquisition of our Manager in 2012, but there was no comparable amount in 2013. These increases in cash used were partially offset by the proceeds from maturity of short term investments.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In 2014 we completed 10 dry-dockings, compared to five dry-dockings in 2013. In 2014, a total of 10 vessels dry-docked, of which eight underwent their first five-year dry-docking and two underwent their 10-year dry-docking. In 2015, we expect 12 vessels, five vessels and four vessels to undergo their five-year, 10-year and 15-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;

•	future operating and interest costs;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

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

The following dividends were paid or accrued:

	Year Ended December 31,
	2014	2013
	(in thousands of USD, except per share amounts)
Dividends on Class A common shares
Declared, per share	$1.3475	$1.1875
Paid in cash	62,310	44,379
Reinvested in common shares through a dividend reinvestment program	64,696	31,961

	$127,006	$76,340

Dividends on preferred shares
Series A, accrued(1)	$3,395	$38,390

Series C, paid in cash	$32,456	$33,058

Series D, paid in cash	$10,146	$5,435

Series E, paid in cash	$7,951	$—

(1)	On January 30, 2014, our Series A preferred shares converted into a total of 23,177,175 Class A common shares.

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

Dividends on our Series C preferred shares accrue at a rate of 9.5% per annum. This rate is subject to adjustment pursuant to our articles of incorporation. Dividends on our Series D and E preferred shares accrue at a rate per annum of 7.95% and 8.25%, respectively.

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

The major components of routine dry-docking costs include: (a) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (b) non-yard costs which include the paint, technician service costs and parts ordered specifically for dry-dock; and (c) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

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

Our estimates of operating expenses are based on historical and budgeted operating and dry-docking costs and our expectations of future inflation and operating requirements. Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including, among other things, crewing costs, insurance and bunker costs and availability of shipyards for dry-docking.

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

Impairment Analysis

Based on current market conditions, we intend to continue to hold and operate our vessels. Based on our analysis, we believe the estimated undiscounted future net cash flows for each vessel were in excess of each vessel’s carrying value, and accordingly, no impairment was recorded for vessels held for use as of December 31, 2014 and 2013.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2014. The charter-free market value of each of our vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel was sold. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. In addition, because vessel values can be highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless and until we either decide to sell the vessel for a loss, or determine that the vessel’s carrying amount is not recoverable. We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2014 and, accordingly, have not recorded an impairment charge.

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2014(1) (in millions of USD)	Vessel Carrying Value at December 31, 2013 (in millions of USD)
COSCO Glory	13100	2011	2011	$154.1	$159.5
COSCO Pride	13100	2011	2011	155.2	160.6
COSCO Development	13100	2011	2011	156.0	161.3
COSCO Harmony	13100	2011	2011	155.9	161.3
COSCO Excellence	13100	2012	2012	160.3	165.3
COSCO Faith	13100	2012	2012	160.4	165.5
COSCO Hope	13100	2012	2012	159.9	164.9
COSCO Fortune	13100	2012	2012	160.2	165.3
Hanjin Buddha	10000	2014	2014	100.2	—
Hanjin Namu	10000	2014	2014	100.4	—
Hanjin Tabul	10000	2014	2014	100.3	—
CSCL Zeebrugge	9600	2007	2007	88.6	92.0
CSCL Long Beach	9600	2007	2007	90.1	93.1
CSCL Oceania	8500	2004	2004	52.4	54.5
CSCL Africa	8500	2005	2005	52.7	54.9
COSCO Japan	8500	2010	2010	108.5	112.3
COSCO Korea	8500	2010	2010	108.7	112.5
COSCO Philippines	8500	2010	2010	108.8	112.7
COSCO Malaysia	8500	2010	2010	109.2	113.1
COSCO Indonesia	8500	2010	2010	109.8	113.6
COSCO Thailand	8500	2010	2010	111.9	115.8
COSCO Prince Rupert	8500	2011	2011	114.4	118.3
COSCO Vietnam	8500	2011	2011	114.7	118.6
MOL Emerald	5100	2009	2009	67.3	69.8
MOL Eminence	5100	2009	2009	68.2	70.6
MOL Emissary	5100	2009	2009	68.6	71.0
MOL Empire	5100	2010	2010	69.2	71.5
MOL Excellence	4600	2003	2013	23.0	23.9
MOL Efficiency	4600	2003	2013	23.2	24.0
Brotonne Bridge	4500	2010	2010	82.9	85.8

Vessel Name	Vessel Class (TEU)	Year Built	Year Purchased	Vessel Carrying Value at December 31, 2014(1) (in millions of USD)	Vessel Carrying Value at December 31, 2013 (in millions of USD)
Brevik Bridge	4500	2011	2011	84.3	87.2
Bilbao Bridge	4500	2011	2011	83.7	86.7
Berlin Bridge	4500	2011	2011	86.4	89.4
Budapest Bridge	4500	2011	2011	88.1	91.1
Seaspan Hamburg	4250	2001	2001	25.3	26.1
Seaspan Chiwan	4250	2001	2001	25.9	27.1
Seaspan Ningbo	4250	2002	2002	28.0	29.0
Seaspan Dalian	4250	2002	2002	29.0	29.7
Seaspan Felixstowe	4250	2002	2002	29.3	30.0
CSCL Vancouver	4250	2005	2005	28.9	30.1
CSCL Sydney	4250	2005	2005	29.3	30.5
CSCL New York	4250	2005	2005	29.4	30.6
CSCL Melbourne	4250	2005	2005	37.8	39.3
CSCL Brisbane	4250	2005	2005	37.8	39.4
New Delhi Express	4250	2005	2005	41.0	42.6
Dubai Express	4250	2006	2006	41.3	43.0
Jakarta Express	4250	2006	2006	41.5	43.2
Saigon Express	4250	2006	2006	41.7	43.4
Lahore Express	4250	2006	2006	42.2	43.9
Rio Grande Express	4250	2006	2006	42.7	44.4
Santos Express	4250	2006	2006	42.8	44.5
Rio de Janeiro Express	4250	2007	2007	43.8	45.3
Manila Express	4250	2007	2007	43.7	45.4
CSAV Loncomilla(2)	4250	2009	2009	53.6	55.1
CSAV Lumaco(2)	4250	2009	2009	53.2	54.9
CSAV Lingue(2)	4250	2010	2010	55.4	57.2
CSAV Lebu(2)	4250	2010	2010	55.7	57.3
COSCO Fuzhou	3500	2007	2007	38.5	40.0
COSCO Yingkou	3500	2007	2007	39.2	40.8
CSCL Panama(2)	2500	2008	2008	34.9	36.2
CSCL São Paulo(2)	2500	2008	2008	35.3	36.5
CSCL Montevideo(2)	2500	2008	2008	35.4	36.7
CSCL Lima(2)	2500	2008	2008	35.4	36.7
CSCL Santiago(2)	2500	2008	2008	35.4	36.7
CSCL San Jose(2)	2500	2008	2008	35.5	36.8
CSCL Callao(2)	2500	2009	2009	36.0	37.2
CSCL Manzanillo(2)	2500	2009	2009	36.5	37.8
Guayaquil Bridge(2)	2500	2010	2010	37.2	38.6
Calicanto Bridge(2)	2500	2010	2010	37.5	38.8

Total				$4,813.7	$4,670.9

(1)	At December 31, 2014, except for the CSCL Africa and the CSCL Oceania, the charter-free market value is lower than the vessel’s carrying value. The aggregate carrying value of those vessels whose charter-free market value is lower than its carrying value is $4.7 billion. The estimated aggregate charter-free market value of these vessels is $2.8 billion. Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters. Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceed the carrying values of the vessel at December 31, 2014.

(2)	As of December 31, 2014, we believe that all of our vessels will recover their carrying value through the end of their useful lives, based on their estimated undiscounted future cash flows calculated in accordance with our impairment assessment. However, certain of our 4250 TEU vessels and our 2500 TEU vessels are considered to be at a higher risk for future impairment as the excess of their estimated undiscounted future cash flows over their carrying value is lower than the remainder of the fleet. The aggregate carrying value of these vessels is $577.0 million and their estimated aggregate charter-free market value is $254.0 million.

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

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of our Manager, which is tested annually for impairment, was tested for impairment at November 30, 2014. Based on the results of this test, the discounted cash flows substantially exceeded the carrying value of the reporting unit, which is considered to be our business as a whole. Key assumptions that impact the fair value of the reporting unit include our ability to utilize the vessels in the fleet and the charter rates the vessels earn when employed. Other key assumptions include the operating life of our vessels and our cost of capital.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk related to the credit risk of the counterparties or our non-performance risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap and swaption agreements within Level 2 of the fair value hierarchy as defined by U.S. GAAP. Changes in the fair value of our interest rate swaps are recorded in earnings.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU 2014-09, Revenue from Contracts with Customers, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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

Charter hire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charter hire paid under a voyage charter is also known as “freight.”

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

E.    Research and Development

Not applicable.

F.    Off-Balance Sheet Arrangements

As at December 31, 2014, we do not have any off-balance sheet arrangements.

G.    Contractual Obligations

As of December 31, 2014, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Fixed-rate long-term debt obligations	$466,105	$12,772	$30,045	$370,545	$52,743
Variable-rate long-term debt obligations(1)	2,916,315	285,238	456,538	751,153	1,423,386
Purchase obligations for additional vessels	1,054,091	651,469	402,622	—	—
Lease obligations(2)	261,283	20,226	46,431	47,832	146,794
Operating leases(3)	328,331	32,794	66,583	65,910	163,044

Total	$5,026,125	$1,002,499	$1,002,219	$1,235,440	$1,785,967

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.35% to 4.75% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 5.0275% to 5.945% per annum. For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $50.5 million (less than 1 year), $89.2 million (1-3 years), $65.4 million (3-5 years) and $65.8 million (more than 5 years). Expected interest payments are based on LIBOR plus margins at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)	Represents payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at variable rates of LIBOR plus margins ranging from 2.60% to 3.00% per annum. Expected interest payments are based on LIBOR plus margins at the date our lease facilities were entered into.

(3)	Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.50% to 3.00% per annum. Expected interest payments are based on either LIBOR plus margins at the date our operating leases were entered into, or at December 31, 2014.

Item 6.	Directors, Senior Management and Employees

A.    Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of February 28, 2015, and their ages as of December 31, 2014 are listed below:

Name	Age	Position
Kyle R. Washington	44	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	52	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	56	Chief Operating Officer
Sai W. Chu	48	Chief Financial Officer
Mark Chu	47	General Counsel and Director of Corporate Finance
Rob Grool	57	President, Fleet Management of Seaspan Ship Management Limited (SSML)
John C. Hsu	51	Director
George H. Juetten	67	Director
Harald H. Ludwig	60	Director
David Lyall	58	Director
Nicholas Pitts-Tucker	63	Director
Graham Porter	44	Director and Co-Founder
Peter S. Shaerf	60	Deputy Chair of the board of directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of our Manager, Seaspan Marine Services Ltd., and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

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

Peter Curtis. Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by our Manager, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. Mr. Curtis has served on the board of directors of The North England P&I Association Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his Bachelor of Science in business from Stellenbosch University in South Africa.

Sai W. Chu. Sai W. Chu was appointed as our chief financial officer in June 2007. Mr. Chu was appointed chief financial officer of Seaspan Container Lines Limited, or SCLL, in May 2005 and has served as a director and/or executive officer of certain of our Manager’s operating subsidiaries since May 2005, after joining SSML as corporate controller in September 2004 and the Washington Marine Group as corporate controller in April 2004. From 2000 to April 2004, he was controller of Datawest Solutions Inc., a technology provider of banking and payment solutions. From 1998 to 1999, Mr. Chu was manager, financial reporting, of BC Gas Inc. (now Fortis BC Inc.), a natural gas and oil transmission and distribution utility. From 1995 to 1998, he was the assistant corporate controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America. All of Mr. Chu’s previous employers subsequent to 1995 and prior to joining us were companies listed on the Toronto Stock Exchange. Mr. Chu qualified as a chartered accountant in 1992 having articled with KPMG LLP’s Vancouver office and also qualified as a certified management accountant in 1990.

Mark Chu. Mark Chu was appointed as our general counsel and director of corporate finance in March 2012 and secretary in July 2013. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

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

John C. Hsu. John C. Hsu was appointed director in April 2008 and is co-chair of the compensation and governance committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly-listed securities, hedge funds, and private equity investments with their family office, OSS Capital. Also, he is currently a director of Isola Capital, based in Hong Kong which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is fluent in Japanese and Mandarin.

George H. Juetten. George H. Juetten was elected by our Series A preferred shareholders as a director on July 25, 2009 and has served as chair of our audit committee since September 19, 2009. On January 30, 2014, the date of conversion of all of the Series A preferred shares into our common shares and termination of the right of the Series A preferred shareholders to appoint Mr. Juetten to our board, the board of directors appointed Mr. Juetten as a Class I director to serve until the 2015 annual meeting of shareholders. Prior to Mr. Juetten serving on our board of directors, he was executive vice president and chief financial officer of Washington Group International (URS Corporation) from 2001 to 2008. Washington Group International was an integrated engineering, construction and management services company that was listed on NYSE. Prior to that, Mr. Juetten was with Dresser Industries, Inc. (Halliburton Company), a NYSE company that provided technology, products and services for developing energy and natural resources. He served as vice president controller from 1993 to 1996 and as executive vice president and chief financial officer from 1996 to 1999. Mr. Juetten was with Price Waterhouse from 1969 to 1993 and became an audit partner in 1980, serving in several jurisdictions including a three-year tour of duty in The Hague. He is a trustee of St. Alphonsus Regional Medical Centre and a director of the Boise State University Foundation. Mr. Juetten received a Bachelor of Science degree in Accounting from the Marquette University, Milwaukee, Wisconsin and is a member of the American Institute of Certified Public Accountants.

Harald H. Ludwig. Harald H. Ludwig has served as a director since August 2012 and is a member of the conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall. David Lyall has served as a director since May 2012 and is a member of the conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently the vice-chairman, a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is co-chair of the compensation and governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of Sumitomo Masuí Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton (a leading university for the study of social enterprise in the United Kingdom). Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of our Manager and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of our Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, a Cayman Islands investment firm which, through affiliates, holds shares in us and in other shipping ventures. He graduated with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia. Mr. Porter resides in Hong Kong.

Peter S. Shaerf. Peter S. Shaerf was elected as a director in August 2005 and is chair of the conflicts committee and during 2010 was chair of the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a Managing Director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company. He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a Bachelor of Arts degree in international business law from the London Metropolitan University.

B.    Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2014, each non-employee member of our board of directors received an annual cash retainer of $60,000. Mr. Washington also received an additional $40,000 for his service during 2014 as co-chairman of our board of directors and Peter Shaerf received an additional $30,000 for his service during 2014 as deputy chairman of our board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The co-chairs of the compensation and governance committee each received an annual payment of $10,000 and each member of the compensation and governance committees, including the co-chairs, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation and governance committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each conflicts committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee received a payment of $1,500 per meeting.

For 2014, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their services as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any committee.

During the years ended December 31, 2014 and 2013, we paid to our directors and management (13 persons in 2014 and 14 persons in 2013) aggregate cash compensation of approximately $4.9 million and $4.6 million, respectively. We do not have a retirement plan for members of our management team or our directors.

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

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire in December 2015. On January 1, 2014, each of our non-employee directors was awarded 5,492 restricted shares, which vested on January 1, 2015. In 2014, we also granted an aggregate of 70,000 phantom share units to our executive officers, other than our chief executive officer and our chief financial officer, under the Plan. These grants are subject to a three-year annual vesting period which began on January 1, 2015.

SSML has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2014, SSML granted awards to our executive officers comprised of an aggregate of $0.2 million cash and 19,672 common shares of Seaspan.

In 2013, the Company granted 1,664,457 SARs to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date. Please see note 14 to our consolidated financial statements included in this Annual Report for additional information about outstanding SARs and phantom share units.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2014 will be included as part of our proxy statement, which will be filed with the SEC as a Report on Form 6-K.

C.    Board Practices

General

As of February 28, 2015, our board of directors consists of nine members. The board of directors is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	our Class I directors are Kyle R. Washington, George H. Juetten and Nicholas Pitts-Tucker and their term expires in 2015;

•	our Class II directors are Gerry Wang, Harald H. Ludwig and Graham Porter and their term expires in 2016; and

•	our Class III directors are Peter S. Shaerf, John C. Hsu and David Lyall and their term expires in 2017.

Membership in each of the three classes gives effect to the board changes described in “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2014 Developments— Conversion of Series A Preferred Shares.”

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

During 2014, the board of directors held 10 meetings, the audit committee held five meetings, the compensation and governance committee held four meetings and the conflicts committee held 11 meetings.

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

Our conflicts committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our conflicts committee members are Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

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

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that consists of four directors, all of whom satisfy applicable NYSE standards for independence for domestic companies.

D.    Employees

As of December 31, 2014, approximately 3,400 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;

•	each of our current executive officers, senior management and key employees; and

•	all our current directors and all current executive officers, senior management and key employees as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to February 28, 2015.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Graham Porter(2)	7,060,778	7.2%
Kyle R. Washington(3)	6,340,149	6.5%
Gerry Wang(4)	2,332,614	2.4%
Sai W. Chu	*	*
Peter S. Shaerf	*	*
George H. Juetten	*	*
Peter Curtis	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker(5)	*	*
David Lyall	*	*
Harald H. Ludwig	*	*
Mark Chu	*	*
Rob Grool	*	*
All directors, executive officers, senior management and key employees as a group (13 persons)	16,395,707	16.8%

(1)	Percentages are based on the 97,696,880 common shares that were issued and outstanding on February 28, 2015.

(2)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about February 9, 2015.

(3)	The number of common and shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 11, 2015.

(4)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company. This information was provided to us by Mr. Wang on or about February 9, 2015.

(5)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 20, 2015.

(6)	Please see note 14 to our consolidated financial statements included in this Annual Report for a description of SARs granted to our executive officers and senior management.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about February 28, 2015.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Dennis R. Washington(2)	37,909,576	38.8%
Graham Porter(3)	7,060,778	7.2%
Copper Lion, Inc. (4)	12,335,808	12.6%

(1)	Percentages are based on the 97,696,880 common shares that were issued and outstanding on February 28, 2015.

(2)	The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 11, 2015.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information is based on prior SEC filings and information provided to us by Mr. Porter on or about February 10, 2015.

(4)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 11, 2015.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of February 28, 2015, a total of 49,047,363 of our Class A common shares were held by 48 holders of record in the United States.

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

The base purchase price was paid and Fleet Growth Payments were paid, in shares of our Class A common stock, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition, or the Per Share Value. For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment includes the issuance of 39,081 shares (equal to the quotient of $0.5 million divided by the Per Share Value). Fleet Growth Payments were paid quarterly, based on newbuilding orders or existing vessel acquisitions that occurred during a quarter. During the year ended December 31, 2013 and 2014, 820,697 and 468,968 Class A common shares were issued as Fleet Growth Payments, respectively. No additional Fleet Growth Payments will be made for newbuilding orders or existing vessel acquisitions after August 15, 2014.

Shares of Class A common stock issued to the owners of our Manager in payment for the base purchase price are subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments are not subject to lock–up agreements. Under the lock–up agreements, the owners and certain of their affiliates are restricted from transferring 100% of these shares for one year, 75% of such shares for two years, 50% of such shares for three years and 25% of such shares for four years from our acquisition of our Manager. The owners of our Manager are permitted to transfer all shares from the acquisition among themselves and to Deep Water, which is our largest shareholder and is controlled by Dennis R. Washington.

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

Management Agreements

Substantially all of the management services for our vessels are provided by our Manager and its subsidiaries. The Manager was owned, prior to our acquisition of it in January 2012, by affiliates of Kyle R. Washington, Gerry Wang and Graham Porter. Prior to the acquisition, we incurred the following aggregate costs under our management agreements with our Manager and its subsidiaries:

In thousands of USD	Year Ended December 31, 2012
Technical services	$9,700
Dry-dock activities included in technical services	421
Administrative and strategic services	5
Reimbursed expenses	305
Newbuilding construction supervision (under fixed fee arrangements of $250,000 to $350,000 per vessel)	100

(1)	Relates to the 26 days prior to acquisition on January 27, 2012.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose, Members and Exclusivity

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. As of February 28, 2015, GCI has six vessels in operation and 15 newbuilding vessels to be delivered.

Until the earliest of (a) March 14, 2016, (b) dissolution of GCI and (c) consummation of a sale of GCI, GC Industrial and its subsidiaries shall only invest in containerships through GCI.

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

As at December 31, 2014, the Seaspan Member had made capital contributions of $21.4 million to GCI.

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

Services Agreements

We, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides GCI with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally is entitled to (a) charter fees equal to 1.0% of the monthly gross charter revenue from GCI vessels, (b) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (c) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. Carlyle is entitled to transaction, financing and management fees pursuant to a consulting agreement.

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

Rights of First Refusal and First Offer

Right of First Refusal

We believe that all of GCI’s containership investment opportunities, or Container Investment Opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to the ROFR. We may exercise this right until March 31, 2016, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by GCI. In addition, we have rights of first offer relating to certain containerships that GCI and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Prior to August 15, 2014, we were entitled to exercise our right of first refusal with respect to 100% of the vessels comprising Container Investment Opportunities. As of August 15, 2014, we are entitled to exercise our right of first refusal with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

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

Our right of first refusal will terminate upon the earliest to occur of:

•	March 31, 2016;

•	the date on which GCI is dissolved or liquidated;

•

GCI’s election to terminate, given in writing to us and the Washington Member at any time after any of August 15, 2011, August 15, 2012, August 15, 2013, August 15, 2014, November 15, 2014, February 15, 2015, May 15, 2015, August 15, 2015, November 15, 2015 or February 15, 2016, if we have exercised our right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if we have provided notice to GCI of such event, GCI must notify us whether it elects to terminate the right of first refusal within 90 days after receipt of our notice), subject to certain exceptions;

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

Related Party Loans

Please see note 4 to our consolidated financial statements included in this Annual Report for a description of loans to affiliates.

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

The term of Mr. Wang’s employment with us continues until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2016, unless earlier terminated. The amended transaction services agreement becomes effective following any termination of Mr. Wang’s employment with us and also expires upon termination of our right of first refusal with GCI.

Mr. Wang’s amended employment agreement with us provides that he receives an annual base salary of $1.25 million, an annual housing allowance of $0.25 million and an annual target performance bonus of $1.2 million, with the bonus payable 50% in cash and 50% in our common shares. In addition, Mr. Wang receives transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang. The transaction fees are paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. During the years ended December 31, 2014, 2013 and 2012, Mr. Wang received transaction fees of approximately $7.3 million, $3.5 million and $0.1 million, respectively.

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

Upon any termination of Mr. Wang’s employment agreement with us before termination of our right of first refusal with GCI, he will continue to provide certain strategic services pursuant to the transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive fees equal to 1.25% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. The transaction fees will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to certain exceptions, he may also compete with us. The transaction services agreement will expire upon the termination of the right of first refusal granted to us by GCI, which is scheduled to expire on March 31, 2016, unless earlier terminated.

As at December 31, 2014, a total of 809,926 of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a five-year lock-up agreement entered into in March 2011, as amended, in connection with our investment in GCI. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their then existing shares for three years, and 25% of such shares for years four and five, in each case commencing March 14, 2011. Please read “—Acquisition of Seaspan Management Services Limited” for a description of the lock-up agreement entered into by Mr. Wang in connection with the acquisition of our Manager. In addition, Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2016 and 120 days after the exercise date with respect to such common shares, as described above.

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

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis, Sai W. Chu, Mark Chu and Rob Grool, have employment arrangements with SSML.

Arrangements and Fees with Tiger Group Entities

In connection with certain financial transactions involving us, Tiger Group and Tiger Ventures Limited have received fees for consulting services and certain other services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group and Tiger Ventures Limited are controlled by Graham Porter, one of our directors. Pursuant to a financial services agreement we entered into with Tiger Venture Limited in March 2011, Tiger Ventures Limited is entitled to financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions, in each case, to be paid regardless of whether Tiger Ventures Limited assisted in arranging such financing. The arrangement fees are paid either in cash or, at our discretion, a combination of cash and up to 50% in our common shares

During the years ended December 31, 2014, 2013 and 2012, we incurred aggregate consulting and arrangement fees of $4.5 million, $6.6 million and $1.8 million, respectively, to Tiger Group and Tiger Ventures Limited.

Graham Porter Agreement

In March 2011, in connection with our investment in GCI, we entered into an agreement with our director Graham Porter pursuant to which we have reduced Mr. Porter’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and Offer Agreements.”

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share. From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, from the first quarter of 2011 to the fourth quarter of 2011, our quarterly dividend was $0.188 per share, for each quarter of 2012, our dividend was $0.25 per share, for each quarter of 2013, our dividend was $0.3125 per share, and for each quarter of 2014, our dividend was $0.345 per share. In February 2015, our board of directors approved an increase in the quarterly common share dividend to $0.375 per share, which dividend will be declared for the quarter ending March 31, 2015.

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

In February 2015, our board of directors approved an 8.7% increase in the quarterly common share dividend to $0.375 per share, commencing with the quarter ending March 31, 2015. For the 2015 fiscal year, we expect to pay an annual dividend of $1.50, in the following manner:

Record Date	Payment Date	Amount Per Share
April 20, 2015	April 30, 2015	$0.375
July 20, 2015	July 30, 2015	$0.375
October 20, 2015	October 30, 2015	$0.375
January 20, 2016	February 1, 2016	$0.375

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

	High	Low
January 1, 2010 to December 31, 2010	$15.05	$9.27
January 1, 2011 to December 31, 2011	21.33	10.21
January 1, 2012 to December 31, 2012	19.98	13.50
January 1, 2013 to December 31, 2013	25.10	16.46
January 1, 2014 to December 31, 2014	24.36	16.81
First quarter 2013	20.95	16.46
Second quarter 2013	23.52	19.75
Third quarter 2013	24.66	19.90
Fourth quarter 2013	25.10	19.45
First quarter 2014	23.69	21.32
Second quarter 2014	24.08	21.10
Third quarter 2014	24.36	21.45
Fourth quarter 2014	21.44	16.81
September 2014	23.34	21.45
October 2014	21.44	16.81
November 2014	20.88	19.54
December 2014	20.01	17.76
January 2015	18.49	17.04
February 2015	18.86	17.65
March 1 through March 5, 2015	19.10	18.53

Our Series C preferred shares are traded on the NYSE under the symbol “SSW PR C”. The following table sets forth the high and low prices for the Series C preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 2, 2011 to December 31, 2011	$29.33	$25.03
January 1, 2012 to December 31, 2012	29.02	26.50
January 1, 2013 to December 31, 2013	28.40	25.50
January 1, 2014 to December 31, 2014	28.10	25.52
First quarter 2013	28.08	26.51
Second quarter 2013	28.40	25.50
Third quarter 2013	27.71	25.75
Fourth quarter 2013	27.61	26.07
First quarter 2014	27.89	26.10
Second quarter 2014	27.90	26.50
Third quarter 2014	28.10	25.95
Fourth quarter 2014	27.87	25.52
September 2014	27.04	25.95
October 2014	27.54	25.52
November 2014	26.80	26.25
December 2014	27.87	25.65
January 2015	27.35	26.57
February 2015	26.84	26.09
March 1 through March 5, 2015	27.02	26.75

Our Series D preferred shares are traded on the NYSE under the symbol “SSW PR D”. The following table sets forth the high and low prices for the Series D preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
December 21, 2012 to December 31, 2012	$25.35	$24.61
January 1, 2013 to December 31, 2013	27.50	24.55
January 1, 2014 to December 31, 2014	27.34	24.25
First quarter 2013	25.94	25.20
Second quarter 2013	27.50	25.00
Third quarter 2013	26.80	24.73
Fourth quarter 2013	26.23	24.55
First quarter 2014	25.96	24.71
Second quarter 2014	26.64	25.15
Third quarter 2014	27.34	25.90
Fourth quarter 2014	26.89	24.25
September 2014	26.97	26.25
October 2014	26.89	24.25
November 2014	26.33	25.35
December 2014	25.84	24.43
January 2015	26.34	25.35
February 2015	26.30	25.55
March 1 through March 5, 2015	26.25	25.75

Our Series E preferred shares are traded on the NYSE under the symbol “SSW PR E”. The following table sets forth the high and low prices for the Series E preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 10, 2014 through December 31, 2014	$26.95	$24.25
February 10, 2014 to March 31, 2014	25.67	24.60
Second quarter 2014	26.65	25.47
Third quarter 2014	26.95	25.90
Fourth quarter 2014	26.60	24.25
September 2014	26.50	26.10
October 2014	26.60	24.25
November 2014	26.03	25.29
December 2014	25.71	24.27
January 2015	26.07	25.10
February 2015	26.09	25.50
March 1 through March 5, 2015	26.15	25.80

Our Notes are traded on the NYSE under the symbol “SSWN”. The following table sets forth the high and low prices for our Notes on the NYSE since the date of listing for the periods indicated.

	High	Low
April 8, 2014 through December 31, 2014	$25.94	$23.90
April 8, 2014 through June 30, 2014	25.79	25.00
Third quarter 2014	25.94	24.66
Fourth quarter 2014	25.75	23.90
September 2014	25.82	25.27
October 2014	25.75	23.90
November 2014	25.75	25.05
December 2014	25.42	24.76
January 2015	25.50	24.35
February 2015	25.30	24.86
March 1 through March 5, 2015	25.99	25.19

Item 10.	Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our articles of incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. An amendment to our articles of incorporation was previously filed as Exhibit 3.2 to Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014. Our amended and restated bylaws have previously been filed as Exhibit 1.2 to Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012 and are hereby incorporated by reference into this Annual Report. In connection with our Series A preferred share offering, Series B preferred share offering, Series C preferred share offering, Series D preferred share offering, Series E preferred share offering, and the authorization of Series R preferred shares with respect to our shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of

Designation are deemed amendments to our articles of incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report. The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

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

Pursuant to the shareholder rights agreement, our board of directors declared a dividend for each outstanding Class A common share of one common share purchase right, or a Right, to purchase following a Distribution Date (as defined in the shareholder rights agreement) for $25.00, or the Exercise Price, subject to certain exceptions and adjustments, a fraction (1/1000th) of one Series R preferred share, which fraction has similar economic terms as one Class A common share. If (a) a person or a group of persons beneficially owns 20% or more of our common shares or (b) Dennis R. Washington (our largest shareholder), Kyle R. Washington (our Co-Chairman), Kevin L. Washington, and certain members of their families and their affiliates, in the aggregate, beneficially own 70% or more of our Class A common shares (excluding certain shares issued under our dividend reinvestment plan as described below), then each Right will entitle the holder (other than such 20% or more or 70% or more shareholders) to purchase a number of our Class A common shares with a fair market value equal to twice the product of the Exercise Price multiplied by the number of 1/1000th of a Series R preferred share for which such Right could have been exercised. If after such 20% or more or 70% or more ownership threshold has been met, we merge into another company, or we sell more than 50% of our assets or earning power, then each holder of a Right, other than such 20% or 70% or more shareholders, will be entitled to purchase at the Exercise Price, a number of common shares of the surviving entity which has a then current market value of twice the Exercise Price. The Rights will expire on August 8, 2015, unless we extend the expiration date or unless the Rights are earlier redeemed or exchanged by us. The Rights dividend was paid on August 12, 2005 to the shareholders of record on that date and attaches to all subsequently issued Class A common shares.

For the Washington family and affiliates, Class A common shares acquired following January 1, 2013, pursuant to their participation in our dividend reinvestment plan with respect to any cash dividends paid on the Class A common shares through and for the quarter ending March 31, 2015, are excluded from the percentage ownership calculation described above. The Washington family has agreed to fully participate in the dividend reinvestment plan until March 15, 2015.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our articles of incorporation or bylaws.

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are, and have been for the two years immediately preceding the date of this Annual Report, a party:

(a) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006.

(b) Amended and Restated Management Agreement dated as of May 4, 2007, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007, as amended by Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008, previously filed as Exhibit 4.9 to Form 20-F, filed with the SEC on March 30, 2011.

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

(e) U.S. $920,000,000 Reducing Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(f) Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A, filed with the SEC on April 19, 2011, as amended by Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on January 30, 2012, and Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.3 to Form 8-A12B, filed with the SEC on December 27, 2012.

(g) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(h) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(i) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(j) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

(k) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, previously filed as Exhibit 4.34 to the Company’s Form 20-F, filed with the SEC on March 31, 2009.

(l) Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on March 14, 2011.

(m) Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on March 14, 2011.

(n) Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on March 14, 2011.

(o) Amended and Restated Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.42 to Form 20-F, filed with the SEC on March 18, 2013.

(p) Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.43 to Form 20-F, filed with the SEC on March 18, 2013.

(q) Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.44 to Form 20-F, filed with the SEC on March 18, 2013.

(r) Stock Appreciation Rights and Grant Notice between Seaspan Corporation and Gerry Wang, dated December 7, 2012, filed as Exhibit 4.45 to Form 20-F, filed with the SEC on March 18, 2013.

(s) Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011, previously filed as Exhibit 4.7 to Form 6-K, filed with the SEC on March 14, 2011.

(t) Graham Porter Letter Agreement, dated March 14, 2011, previously filed as Exhibit 4.9 to Form 6-K, filed with the SEC on March 14, 2011.

(u) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(v) Form of Lockup Agreement, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on January 30, 2012.

(w) U.S. $1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013, filed as Exhibit 4.47 to Form 20-F, filed with the SEC on March 11, 2014.

(x) Amendment to Right of First Refusal Agreement dated August 11, 2014 among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, filed as Exhibit 4.30 herewith.

(y) Amendment to Amended and Restated Executive Employment Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang, filed as Exhibit 4.31 herewith.

(z) Amendment to Amended and Restated Transaction Services Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang, filed as Exhibit 4.32 herewith.

(aa) Amendment to Financial Services Agreement dated August 19, 2014 between Seaspan Corporation and Tiger Ventures Limited, filed as Exhibit 4.33 herewith.

(bb) Amendment to Lock Up Agreement dated August 19, 2014 among Seaspan Corporation and Gerry Wang, filed as Exhibit 4.34 herewith

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder); (b) a corporation, or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate (a Non-Corporate U.S. Holder), generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

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

Consequences of Possible CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2014 and we believe we will be treated as a CFC in 2015. It is unclear whether we would be treated as a CFC in future years.

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

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce passive income, or are held for the production of passive income. For purpose of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision, or AOD 2010-01, that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares) and (b) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

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

Additionally, for each year during which a U.S. Holder owns shares, we are a PFIC and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder dies while owning our shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

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

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Marshall Islands Tax Considerations

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our shareholders. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

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

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax consequences under the Canada Tax Act, as of the date of this Annual Report, that we believe are relevant to holders of shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This disclosure may not apply to United States limited liability companies; accordingly, such holders should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping” (as defined below), all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic, including the chartering of ships, provided that, one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

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

Interest Rate Risk

As of December 31, 2014, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $2.1 billion. These interest rate swaps and swaptions have a fair value of $37.7 million in our favor and $394.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2014 that are sensitive to changes in interest rates. Please see notes 10 and 11 to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Payment Dates
In thousands of USD	2015	2016	2017	2018	2019	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	$285,238	$197,852	$258,686	$203,488	$547,665	$1,423,386
Lease Facilities:
Bearing interest at variable interest rates(2)	12,883	15,419	16,408	17,484	18,587	133,677
Operating Leases:
Bearing interest at variable interest rates(3)	30,477	30,902	31,377	31,859	32,361	163,044

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.

(3)	Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. These operating leases include interest payments based on variable rates.

As of December 31, 2014, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2014 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	266,944	266,944	January 30, 2014	May 31, 2019(3)
5.6000%	175,200	175,200	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	103,500	103,500	August 28, 2009	August 28, 2020
5.2600%	103,500	103,500	July 3, 2006	February 26, 2021(4)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	52,400	52,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

(2)	Prospectively de-designated as an accounting hedge in 2008.

(3)	On January 30, 2014, we terminated the swap that had an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of approximately $4.5 million.

(4)	We entered into a swaption agreement with a bank, or Swaption Counterparty A, whereby Swaption Counterparty A had the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This was a European option and was open for a two hour period on February 26, 2014 after which it expired. The notional amount of the underlying swap was $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercised the swaption, the underlying swap would effectively offset our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

In addition, we have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2014, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2014. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

At December 31, 2014, we had 5.1 million 7.95% Series D preferred shares outstanding. The Series D preferred shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series D preferred shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A common shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012.

At December 31, 2014, we had 5.4 million 8.25% Series E preferred shares outstanding. The Series E preferred shares are not convertible into Class A common shares and are not redeemable by the holder. While the Series E preferred shares are issued and outstanding, the holders thereof have certain rights and preferences that materially affect the rights of the Class A common shares. The powers, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions are fully set forth in a Statement of Designation, which was filed with the SEC as Exhibit 3.3 to our Report on Form 8-A12B filed on February 13, 2014.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the framework set forth in the 1992 report of the Treadway Commission’s Committee of Sponsoring Organizations.

In 2013, the Treadway Commission’s Committee of Sponsoring Organizations released an updated version of its internal control framework. Management intends to evaluate the effectiveness of our internal control over financial reporting as of December 31, 2015 using the updated 2013 framework.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal controls over financial reporting as of December 31, 2014 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2014 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2014, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that George H. Juetten qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder. Please contact our chief financial officer Sai W. Chu for any such request at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong China, Fax: +852-2540-1689.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 was KPMG LLP, Chartered Accountants.

In 2014 and 2013, the fees paid to the accountants for services rendered were as follows:

	2014	2013
Audit Fees	$677,400	$864,110
Audit-Related Fees	—	26,500
Tax Fees	115,900	129,800
All Other Fees	25,900	75,000

	$819,200	$1,095,410

Audit Fees

Audit fees for 2014 include fees related to our annual audit, quarterly reviews, accounting consultations and fees related to the public offering of our common and preferred shares and our Notes. Audit fees for 2013 include fees related to our annual audit, quarterly review, accounting consultations and fees related to the public offering of our common and preferred shares.

Audit-Related Fees

Audit-related fees for 2013 include Sarbanes-Oxley Act related consultation services related to the acquisition of our Manager.

Tax Fees

Tax fees for 2014 and 2013 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

All other fees for 2014 relate to consultation services related to assistance with an information technology assessment project. All other fees for 2013 relate to consultation services related to assistance in documenting the current risks and processes related to enterprise and fraud risk management.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2014 and 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Class A Common Shares
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
January 19, 2012	11,300,000	$15.0000	—	$—
May 2012	22,100	14.8289	22,100	49,672,281
July 2012	94,401	14.8698	116,501	48,268,594
November 2012	31,600	14.9349	148,101	47,796,653

Series C Preferred Shares
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
September 5, 2013	320,000	$26.7500	—	$—
September 2013	4,810	27.3000	4,810	24,868,687
November 2013	2,782	26.9500	7,592	24,793,712
December 2013	6,877	26.7933	14,469	24,609,436

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

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

•

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that each consists of four directors, all of whom satisfy applicable NYSE standards for independence for domestic companies.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

1.3	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012).

1.4	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

1.5	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.6	Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

1.7	Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, dated December 12, 2012 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

1.8	Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, dated February 6, 2014 (incorporated herein by reference to Exhibit 3.4 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

1.9	Statement of Designation of the Series R Participating Preferred Stock, dated April 19, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on April 19, 2011).

2.1	Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.2	Specimen of Share Certificate of Seaspan Corporation 12% Cumulative Preferred Shares—Series A (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

2.3	Specimen of Share Certificate of Seaspan Corporation Cumulative Preferred Shares—Series B (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

2.4	Specimen of Share Certificate of Seaspan Corporation 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

2.5	Specimen of Share Certificate of Seaspan Corporation 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

Exhibit Number	Description

2.6	Specimen of Share Certificate of Seaspan Corporation 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

4.1	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

4.3	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

4.4	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.5	Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.6	Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.7	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.8	Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 12, 2006).

4.9	Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.10	Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007 among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen- Thüringen as documentation agent (incorporated herein by reference to Exhibit 4.17 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 24, 2008).

Exhibit Number	Description

4.11	U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.12	Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 31, 2009).

4.13	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.14	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.15	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.16	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.7 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.17	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.18	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.19	Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-A (File No. 1-32591), filed with the SEC on April 19, 2011).

4.20	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.21	Form of Lockup Agreement (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.22	Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.23	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.24	Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.3 to Form 8-A12B (File No. 1-32591), filed with the SEC on December 27, 2012).

Exhibit Number	Description

4.25	Amended and Restated Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.42 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.26	Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.43 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.27	Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.44 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.28	Stock Appreciation Rights Grant Notice and Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.45 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.29

$1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thuringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013 (incorporated herein by reference to Exhibit 4.47 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 11, 2014).

4.30*	Amendment to Right of First Refusal Agreement dated August 11, 2014 among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC.

4.31*	Amendment to Amended and Restated Executive Employment Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang.

4.32*	Amendment to Amended and Restated Transaction Services Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang.

4.33*	Amendment to Financial Services Agreement dated August 19, 2014 between Seaspan Corporation and Tiger Ventures Limited.

4.34*	Amendment to Lock Up Agreement dated August 19, 2014 among Seaspan Corporation and Gerry Wang.

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Sai W. Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101*	The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 formatted in XBRL: (1) the Consolidated Balance Sheets; (2) the Consolidated Statements of Operations; (3) the Consolidated Statements of Comprehensive Income; (4) the Consolidated Statements of Shareholders’ Equity; (5) the Consolidated Statements of Cash Flows; and (6) Notes to Consolidated Financial Statements.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2014, and our report dated March 10, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

March 10, 2015

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2014 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

March 10, 2015

Vancouver, Canada

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2014 and 2013

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$201,755	$476,380
Short-term investments	1,212	11,675
Accounts receivable (note 4)	23,742	14,149
Loans to affiliate (note 4)	237,908	54,068
Prepaid expenses	31,139	22,671
Gross investment in lease (note 5)	21,170	21,170

	516,926	600,113
Vessels (note 6)	5,095,723	4,992,271
Deferred charges (note 7)	64,655	53,971
Gross investment in lease (note 5)	37,783	58,953
Goodwill	75,321	75,321
Other assets (note 8)	67,308	106,944
Fair value of financial instruments (note 18(d))	37,677	60,188

	$5,895,393	$5,947,761

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 15(a))	$65,208	$65,634
Current portion of deferred revenue (note 9)	27,671	27,683
Current portion of long-term debt (note 10)	298,010	388,159
Current portion of other long-term liabilities (note 11)	18,543	38,930
Fair value of financial instruments (note 18(d))	7,505	—

	416,937	520,406
Deferred revenue (note 9)	7,343	4,143
Long-term debt (note 10)	3,084,409	2,853,459
Other long-term liabilities (note 11)	253,542	572,673
Fair value of financial instruments (note 18(d))	387,938	425,375

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2013—65,000,000); 24,170,531 shares issued and outstanding (2013—18,970,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 96,662,928 shares issued and outstanding (2013—69,208,888)	1,209	882
Treasury shares	(379)	(379)
Additional paid in capital	2,238,872	2,023,622
Deficit	(459,161)	(411,792)
Accumulated other comprehensive loss	(35,317)	(40,628)

	1,745,224	1,571,705

	$5,895,393	$5,947,761

Commitments and contingent obligations (note 16)

Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Revenue	$717,170	$677,090	$660,794

Operating expenses:
Ship operating (note 4)	166,097	150,105	138,655
Depreciation and amortization	181,527	172,459	165,541
General and administrative	30,462	34,783	24,617
Operating leases (note 11(c))	9,544	4,388	3,145
Gain on vessel (notes 6)	—	—	(9,773)

	387,630	361,735	322,185
Operating earnings	329,540	315,355	338,609

Other expenses (income):
Interest expense	88,159	60,496	71,996
Interest income	(10,653)	(2,045)	(1,190)
Undrawn credit facility fees	3,109	2,725	1,516
Amortization of deferred charges (note 7)	10,342	9,477	8,574
Refinancing expenses and recoveries (note 7)	70	4,038	—
Change in fair value of financial instruments (note 18(b))	105,694	(60,504)	135,998
Equity (income) loss on investment (note 8(a))	(256)	670	259
Other expenses	1,828	1,470	151

	198,293	16,327	217,304

Net earnings	$131,247	$299,028	$121,305

Earnings per share (note 13):
Class A common share, basic	$0.80	$3.36	$0.84
Class A common share, diluted	0.79	2.93	0.81

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Net earnings	$131,247	$299,028	$121,305
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 18 (b))	5,311	6,212	9,146

Comprehensive income	$136,558	$305,240	$130,451

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2014, 2013 and 2012

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series C	Series D	Series E
Balance, December 31, 2011	69,620,060	100	200,000	14,000,000	—	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425
Net earnings	—	—	—	—	—	—	—	—	—	—	121,305	—	121,305
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	9,146	9,146
Shares issued and retired on acquisition (note 3)	4,220,728	(100)	—	—	—	—	42	—	—	83,233	—	—	83,275
Series D preferred shares issued (note 12(b))	—	—	—	—	3,105,000	—	—	31	—	77,594	—	—	77,625
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	—	(2,929)	—	—	(2,929)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(58,940)	—	(58,940)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	—	(33,250)	—	(33,250)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	862	(862)	—	—
Shares issued through dividend reinvestment program (note 12(a))	474,249	—	—	—	—	—	5	—	—	7,163	—	—	7,168
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units and stock appreciation rights issued	194,714	—	—	—	—	—	3	—	—	4,025	—	—	4,028
Other share-based compensation	—	—	—	—	—	—	—	—	—	839	—	—	839
Shares repurchased, including related expenses (note 12(a))	(11,448,101)	—	—	—	—	—	(114)	—	—	(172,698)	—	—	(172,812)
Treasury shares	(19,433)	—	—	—	—	—	(1)	—	(312)	—	—	—	(313)

Balance, December 31, 2012, carried forward	63,042,217	—	200,000	14,000,000	3,105,000	—	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2014, 2013 and 2012

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series C	Series D	Series E
Balance, December 31, 2012, carried forward	63,042,217	—	200,000	14,000,000	3,105,000	—	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Net earnings	—	—	—	—	—	—	—	—	—	—	299,028	—	299,028
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	6,212	6,212
Series D preferred shares issued (note 12(b))	—	—	—	—	2,000,000	—	—	20	—	49,980	—	—	50,000
Class A common shares issued (note 12(a))	3,500,000	—	—	—	—	—	35	—	—	76,965	—	—	77,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(5,959)	—	—	(5,959)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(76,340)	—	(76,340)
Dividends on Series C and D preferred shares	—	—	—	—	—	—	—	—	—	—	(38,493)	—	(38,493)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	—	1,174	(1,174)	—	—
Shares issued through dividend reinvestment program (note 12(a))	1,561,838	—	—	—	—	—	16	—	—	31,945	—	—	31,961
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units and stock appreciation rights issued	79,088	—	—	—	—	—	—	—	—	14,004	—	—	14,004
Other share-based compensation	206,200	—	—	—	—	—	2	—	—	4,740	—	—	4,742
Fleet growth payments (note 3)	820,697	—	—	—	—	—	8	—	—	(8)	—	—	—
Preferred Shares repurchased, including related expenses	—	—	—	(334,469)	—	—	—	(3)	—	(8,287)	(660)	—	(8,950)
Treasury shares	(1,152)	—	—	—	—	—	—	—	(67)	—	—	—	(67)

Balance, December 31, 2013, carried forward	69,208,888	—	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2014, 2013 and 2012

	Number of common shares		Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series C	Series D	Series E
Balance, December 31, 2013, carried forward	69,208,888	—	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	—	131,247	—	131,247
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,311	5,311
Conversion of Series A preferred shares (note 12(b))	23,177,175	—	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—
Series E preferred shares issued (note 12(b))	—	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000
Class A common shares issued (note 12(a))	206,600	—	—	—	—	—	2	—	—	4,731	—	—	4,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(5,073)	—	—	(5,073)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(127,007)	—	(127,007)
Dividends on Series C, D and E preferred shares	—	—	—	—	—	—	—	—	—	—	(50,443)	—	(50,443)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	1,166	(1,166)	—	—
Shares issued through dividend reinvestment program (note 12(a))	3,043,731	—	—	—	—	—	31	—	—	64,666	—	—	64,697
Share-based compensation expense (note 14):
Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	214,464	—	—	—	—	—	2	—	—	7,699	—	—	7,701
Other share-based compensation	344,438	—	—	—	—	—	3	—	—	7,350	—	—	7,353
Fleet growth payments (note 3)	468,968	—	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(1,336)	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2014	96,662,928	—	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Cash from (used in):

Operating activities:
Net earnings	$131,247	$299,028	$121,305
Items not involving cash:
Depreciation and amortization	181,527	172,459	165,541
Share-based compensation (note 14)	8,301	14,604	4,779
Amortization of deferred charges (note 7)	10,342	9,477	8,574
Amounts reclassified from other comprehensive loss to interest expense	4,259	5,330	8,310
Unrealized change in fair value of financial instruments	(13,064)	(187,522)	11,215
Gain on vessel	—	—	(9,773)
Equity (income) loss on investment (note 8(a))	(256)	670	259
Refinancing expenses and recoveries (note 7)	(398)	2,017	—
Operating leases (note 11(c))	(1,428)	—	—
Other	10,614	720	—
Changes in assets and liabilities:
Accounts receivable	(9,593)	(4,577)	5,773
Lease receivable	21,170	15,675	14,640
Prepaid expenses	856	(1,769)	6,226
Other assets and deferred charges	(9,380)	(2,716)	(5,846)
Accounts payable and accrued liabilities	9,046	6,071	(18,247)
Deferred revenue	3,188	(1,188)	(2,746)
Other long-term liabilities	(3,472)	(610)	1,173

Cash from operating activities	342,959	327,669	311,183

Financing activities:
Senior unsecured notes issued (note 10(c))	345,000	—	—
Preferred shares issued, net of issuance costs (note 12(b))	130,415	47,862	74,700
Common shares issued, net of issuance costs (note 12(a))	4,245	73,179	—
Draws on credit facilities	507,040	164,000	113,672
Repayment of credit facilities	(872,659)	(67,406)	(44,569)
Repayment of other long-term liabilities (note 11)	(393,382)	(39,988)	(53,516)
Shares repurchased, including related expenses (note 12(b))	—	(8,950)	(172,812)
Financing fees (note 7)	(17,405)	(23,334)	(3,817)
Dividends on common shares	(62,310)	(44,379)	(51,772)
Dividends on preferred shares	(50,443)	(38,493)	(33,250)
Proceeds from sale-leaseback of vessels (note 11(c))	330,000	—	—
Swaption premium payment	—	—	(10,000)

Cash from (used in) financing activities	(79,499)	62,491	(181,364)

Investing activities:
Expenditures for vessels	(371,135)	(255,593)	(209,599)
Short-term investments	10,463	24,425	(35,737)
Cash acquired on acquisition of Seaspan Management Services Ltd.	—	—	23,911
Restricted cash	60,000	(1,755)	(7,100)
Loans to affiliate (note 4)	(210,713)	(93,700)	—
Repayment from loans to affiliate (note 4)	850	39,633	—
Other assets	(27,550)	(3,724)	(1,039)
Investment in affiliate (note 8(a))	—	(4,444)	—

Cash used in investing activities	(538,085)	(295,158)	(229,564)

Increase (decrease) in cash and cash equivalents	(274,625)	95,002	(99,745)
Cash and cash equivalents, beginning of year	476,380	381,378	481,123

Cash and cash equivalents, end of year	$201,755	$476,380	$381,378

Supplemental cash flow information (note 15(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

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

Vessels purchased from the predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

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

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

(i)	Revenue recognition:

The Company derives its revenues primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating or capital lease. For time charters classified as operating leases, revenue for the lease and service components is recognized each day the vessel is on-hire and when collection is reasonably assured.

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

Revenue from vessel management is recognized each day the vessel is managed and when collection is reasonably assured.

Project revenue is recorded on the completed contract basis when the project is substantially complete and the collectability of any outstanding funds is reasonably assured. Funds received from customers prior to substantial completion of the contract are recorded as deferred revenue.

(j)	Leases:

Leases, where the Company is the lessee, are classified as either capital leases or operating leases based on an assessment of the terms of the lease.

For sale-leaseback transactions, the Company, as seller-lessee, would recognize a gain or loss over the term of the lease as an adjustment to the lease expense, unless the loss is required to be recognized immediately by accounting standards. The term of the lease includes the fixed non-cancelable term of the lease plus all renewal periods such that renewal appears reasonably assured.

(k)	Derivative financial instruments:

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

Years ended December 31, 2014, 2013 and 2012

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

(l)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

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

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(m)	Share-based compensation:

The Company has granted restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units to certain of its officers, members of management and directors as compensation. Compensation cost is measured at their grant date fair values. Under this method, restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares at date of the grant, and SARs are measured at fair value using the Monte Carlo model. The fair value of each grant is recognized straight-line over the requisite service period.

(n)	Earnings per share:

The Company had multiple classes of common shares with different participation rights and applied the two-class method to compute basic earnings per share (“EPS”) until the acquisition and cancellation of those shares in January 2012.

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted EPS is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method was used to compute the dilutive effect of the Company’s Series A preferred shares until January 30, 2014, the date the Company’s outstanding 200,000 Series A preferred shares

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

automatically converted into Class A common shares. Under the if-converted method, dividends applicable to the Series A preferred shares were added back to earnings attributable to common shareholders, and the Series A preferred shares and paid-in kind dividends were assumed to have been converted at the share price applicable at the end of the period. The if-converted method was applied to the computation of diluted EPS only if the effect was dilutive.

The dividends applicable to the Series C, D and E preferred shares reduce the earnings available to common shareholders, even if not declared, since the dividends are cumulative.

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

(p)	Comparative information:

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

(q)	Recent accounting pronouncements:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU 2014-09, Revenue from Contracts with Customers, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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

Years ended December 31, 2014, 2013 and 2012

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

For the year ended December 31, 2014, total shares issued related to this contingent consideration arrangement were 195,404 (2013—820,697).

For the year ended December 31, 2014, no acquisition-related costs (2013—nil; 2012—$1,184,000) have been included in general and administrative expense in the Company’s consolidated statements of operations.

4.	Related party transactions:

(a)	At December 31, 2014, the Company had $237,908,000 (2013—$54,068,000) due from GCI recorded as loans to affiliate. This amount includes the following:

•

The Company had $219,841,000 (2013—$53,309,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans, which are due on demand, bear interest at rates ranging from 5% to 7% per annum.

•

In August 2014, GCI issued a promissory note to the Company for $25,000,000 which bears interest at 7% per annum. In September 2014, the Company entered into an agreement with GCI to reallocate two of the Company’s vessels for two of the vessels that GCI had previously selected under the right of first refusal, resulting in a payable to GCI of which $9,780,000 which was applied against the promissory note. In December 2014, the Company made a capital contribution of $6,667,000 which was applied against the promissory note (notes 8(a) and 15(b)).

•	The interest receivable on these amounts is $9,514,000 (2013—$759,000).

The Company also had $8,195,000 (2013—$2,084,000) due from GCI included in accounts receivable and $6,788,000 (2013—$611,000) due to GCI included in accounts payable and accrued liabilities.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

The Company also had $1,454,000 (2013—$1,614,000) due from other related parties included in accounts receivable.

(b)	The Company incurred the following income or expenses with related parties:

	2014	2013	2012
Fees paid:
Arrangement fees	$4,520	$6,631	$1,790
Transaction fees	7,323	3,532	123
Reimbursed expenses	237	72	—
Income received:
Interest income	9,888	1,150	—
Management fees	913	69	—

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to related parties in connection with services associated with debt or lease financing and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.

Transaction fees are paid to related parties in connection with services they provided related to newbuild contracts, purchase or sale contracts and are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 14(iv)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

(c)	Prior to the acquisition of the Manager on January 27, 2012, the Company had management agreements with the Manager for the provision of certain services and incurred costs of $9,700,000 (technical services, including $421,000 relating to dry-dock activities) and $410,000 (other services) for the 26 days prior to acquisition in 2012.

5.	Gross investment in lease:

	2014	2013
Gross investment in lease	$58,953	$80,123
Current portion	(21,170)	(21,170)

	$37,783	$58,953

In 2011, the Company entered into five-year bareboat charters for four of its vessels whereby the lessee will purchase the vessels for $5,000,000 each at the end of each lease term. Each lease is considered a sales type lease and was accounted for as a disposition of the vessel upon its delivery in 2011. The gross investment is offset by deferred interest on lease receivable.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

6.	Vessels:

December 31, 2014	Cost	Accumulated depreciation	Net book value
Vessels	$5,708,685	$894,964	$4,813,721
Vessels under construction	282,002	—	282,002

Vessels	$5,990,687	$894,964	$5,095,723

December 31, 2013	Cost	Accumulated depreciation	Net book value
Vessels	$5,391,713	$720,814	$4,670,899
Vessels under construction	321,372	—	321,372

Vessels	$5,713,085	$720,814	$4,992,271

During the year ended December 31, 2014, the Company capitalized interest costs of $8,184,000 (2013—$2,873,000; 2012—$2,983,000) to vessels under construction.

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

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2012	$12,694	$31,122	$43,816
Cost incurred	3,500	25,131	28,631
Amortization expensed(a)	(3,947)	(9,477)	(13,424)
Refinancing expenses and costs(b)	—	(4,038)	(4,038)
Amortization capitalized	—	(1,014)	(1,014)

December 31, 2013	$12,247	$41,724	$53,971
Cost incurred	11,318	19,445	30,763
Amortization expensed(a)	(5,059)	(10,342)	(15,401)
Refinancing expenses and recoveries(b)	—	(3,279)	(3,279)
Amortization capitalized	—	(1,399)	(1,399)

December 31, 2014	$18,506	$46,149	$64,655

(a)	Amortization of dry-docking amounts is included in depreciation and amortization. Amortization of financing fees is included in amortization of deferred charges, unless it qualifies for capitalization.

(b)	In December 2014, the Company negotiated an early termination of its lease financing structure related to five 4500 TEU vessels. In connection with the early termination, the Company wrote off deferred financing fees of approximately $945,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

On April 3, 2014, the Company issued senior unsecured notes for gross proceeds of $345,000,000. A portion of these proceeds was used to repay its $125,000,000 credit facility. As a result, the Company incurred refinancing expenses and costs of approximately $2,334,000.

In December 2013, the Company entered into an agreement to extend and refinance its $1.0 billion revolving credit facility, or the Facility (note 10). In connection with the refinancing, the Company incurred refinancing expenses and costs of approximately $4,038,000.

8.	Other assets:

	2014	2013
Equity investment in affiliate(a)	$19,555	$4,299
Restricted cash(b)	13,855	73,855
Intangible assets	2,525	2,695
Capital assets	1,579	471
Other	29,794	25,624

Other assets	$67,308	$106,944

(a)	On March 14, 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which is anticipated to be up to five years. The Company accounts for its 10.8% investment in GCI using the equity method. The investment of $19,555,000 is comprised of the Company’s capital contribution of $21,408,000 (2013—$6,408,000) less its cumulative equity loss on investment of $1,853,000 (2013—$2,109,000).

(b)	Included in this amount is nil (2013—$60,000,000) which was placed in a deposit account over which the former lessor had a first priority interest (note 11(a)(i)).

9.	Deferred revenue:

	2014	2013
Deferred revenue on time charters	$21,889	$21,099
Deferred interest on lease receivable	4,143	7,903
Other deferred revenue	8,982	2,824

Deferred revenue	35,014	31,826
Current portion	(27,671)	(27,683)

Deferred revenue	$7,343	$4,143

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

10.	Long-term debt:

	2014	2013
Long-term debt:
Revolving credit facilities(a)	$1,301,920	$2,268,841
Term loan credit facilities(b)	1,735,499	972,777
Senior unsecured notes(c)	345,000	—

Long-term debt	3,382,419	3,241,618
Current portion	(298,010)	(388,159)

Long-term debt	$3,084,409	$2,853,459

(a)	Revolving credit facilities:

As of December 31, 2014, the Company had four long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $1,307,046,000 (2013—$2,388,284,000), of which $5,126,000 (2013—$119,443,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

At December 2013, the Company had an outstanding balance of approximately $1.0 billion under a revolving credit facility that matures in May 2015. In December 2013, the Company entered into an agreement to extend and refinance the Facility. Effective January 31, 2014, the maturity date for the Facility was extended from May 2015 to May 2019, the outstanding amount of the Facility was reduced to $433,800,000 and the margin was increased. The reduction in the outstanding amount of the Facility was funded by drawing $340,000,000 under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260,000,000 of cash on hand.

On March 27, 2014, the Company cancelled its $150,000,000 revolving credit facility. No amounts were drawn under this facility as of that date.

On May 1, 2014, the Company entered into a 364-day unsecured revolving credit facility with various banks for up to $100,000,000. The facility bears interest at LIBOR plus a margin. At December 31, 2014, $100,000,000 has been drawn under this facility.

The Revolvers mature between April 30, 2015 and December 31, 2023.

Based on the Revolvers outstanding at December 31, 2014, the minimum repayments for the balances outstanding are as follows:

2015	$167,593
2016	70,417
2017	111,201
2018	73,355
2019	205,188
Thereafter	674,166

$1,301,920

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

Interest is calculated as one month or three month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2014, the one month and three month LIBOR was 0.2% (2013—0.2%) and the margins ranged between 0.5% and 1.3% (2013—0.5% and 0.9%). The weighted average rate of interest, including the margin, was 0.8% at December 31, 2014 (2013—0.8%).

The Company is subject to commitment fees ranging between 0.2% and 0.4% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in quarterly or semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership.

(b)	Term loan credit facilities:

As of December 31, 2014, the Company had 13 Term Loans available, which provided for aggregate borrowings of up to $2,075,499,000 (2013—$1,739,497,000), of which $340,000,000 (2013—$766,720,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers.

On June 30, 2014, the Company entered into a term loan facility with a European bank for up to $83,000,000 to finance the construction of one newbuilding containership. The loan bears interest at LIBOR plus a margin. At December 31, 2014, no amount has been drawn under this facility.

On December 24, 2014, the Company entered into a term loan facility with a U.S. bank and an Australian bank for up to $67,040,000 to re-finance the purchase of two 4500 TEU containerships. The loan bears interest at LIBOR plus a margin. At December 31, 2014, $67,040,000 has been drawn under this facility.

The Term Loans mature between July 9, 2017 and April 23, 2025.

Based on the Term Loans outstanding at December 31, 2014, the minimum repayments for the balances outstanding are as follows:

2015	$130,417
2016	140,207
2017	164,757
2018	142,905
2019	355,249
Thereafter	801,964

$1,735,499

For certain of our Term Loans with a total principal outstanding of $1,614,394,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2014, the one month, three month and six month LIBOR was 0.2%, 0.2% and 0.3%, respectively (2013—0.2%, 0.2% and 0.4%, respectively) and the margins ranged between 0.4% and 4.8% (2013—0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $116,605,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

For certain of our Term Loans with a total principal outstanding of $4,500,000, the loans bear interest of 6% per annum.

The weighted average rate of interest, including the margin, was 2.8% at December 31, 2014 (2013— 2.7%).

The Company is subject to commitment fees ranging between 0.2% and 1.1% calculated on the undrawn amounts under the various facilities.

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For certain of our Term Loans with a total principal outstanding of $4,500,000 payment is due on the third anniversary of the delivery date of the underlying vessel.

(c)	Senior unsecured notes:

On April 3, 2014, the Company issued 13,800,000 senior unsecured notes (“the Notes”) at a price of $25.00 per note for gross proceeds of $345,000,000. A portion of the Notes were used to repay a $125,000,000 term loan credit facility. The Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per annum, payable quarterly.

(d)	General:

The security for each of the Company’s current credit facilities, except for unsecured term loans, includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;

•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

•	An assignment of the Company’s related shipbuilding contracts; and

•	A pledge of the related retention accounts.

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

In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Each credit facility contains financial covenants requiring the Company maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2014.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

11.	Other long-term liabilities:

	2014	2013
Long term obligations under capital lease(a)	$214,458	$611,603
Deferred gain on sale-leasebacks(c)	57,627	—

Other long-term liabilities	272,085	611,603
Current portion	(18,543)	(38,930)

	$253,542	$572,673

(a)	Long-term obligations under capital lease:

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

Under these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing on the delivery date of the vessels by the shipyard, lease the vessels back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

The leases are accounted for as capital leases. The vessels are recorded as an asset and the lease obligations are recorded as a liability.

In certain of the arrangements, the lessors are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is considered to be the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels:

Under this lease financing arrangement, the Company had five leases with a subsidiary of a financial institution. The leases were five-year terms that commenced between October 2010 and August 2011. In December 2014, the Company negotiated an early termination of the lease financing structure and, through a series of agreements, regained legal title to the vessels. As a result, the Company paid the termination amounts, funded by cash and the $60,000,000 that was in a cash deposit account over which the lessor had a first priority interest, realized a net gain of $3,763,000 and wrote off deferred financing fees of $945,000.

(ii)	COSCO Pride—13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $144,185,000. The term of the lease is 12 years beginning June 29, 2011, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin. At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

(iii)	COSCO Faith—13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The term of the lease is 12 years beginning March 14, 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1.

As of December 31, 2014, the carrying value of the two vessels funded under remaining facilities was $315,600,000 (2013—7 vessels $766,321,000).

(b)	Based on maximum amounts funded, payments due to the lessors would be as follows:

2015	$20,226
2016	23,044
2017	23,387
2018	23,731
2019	24,101
Thereafter	146,794

261,283
Less amounts representing interest	(46,825)

$214,458

(c)	Deferred gain on sale-leaseback:

During 2014, the Company entered into lease financing arrangements with Asian special purpose companies (“SPCs”) for four 10000 TEU newbuilding vessels that are chartered to Mitsui O.S.K. Lines Ltd. (“MOL”). The lease financing arrangements are expected to provide gross financing proceeds of approximately $110,000,000 per vessel or $440,000,000 in total, upon delivery of the vessels. Under the lease financing arrangements, the Company will sell the vessels to the SPCs and lease the vessels back from the SPCs over a term of approximately 8.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years.

During 2014, the Company financed three of the vessels through the lease financing arrangements, received gross proceeds of $330,000,000 and recorded a total deferred gain of $59,055,000 on the sale-leasebacks. The deferred gain will be recorded as a reduction of the related operating lease expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension.

12.	Share capital:

(a)	Common shares:

In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. For each of these classes of common shares, there are nil shares issued and outstanding at December 31, 2014 (2013—nil).

The Company has a dividend reinvestment program (“DRIP”) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

On May 22, 2014, the Company announced that it had entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. Sales of such Class A common shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed between the Company and the sales agents. During the year ended December 31, 2014, the Company issued 206,600 Class A common shares under the ATM program for gross proceeds of $4,733,000.

On November 25, 2013, the Company issued 3,500,000 Class A common shares at a price of $22.00 per share for gross proceeds of approximately $77,000,000.

On February 26, 2012, the Company adopted an open market share repurchase plan of up to $50,000,000 of its Class A common shares. During the year ended December 31, 2012, 148,101 Class A common shares were repurchased via the open market repurchase plan for $2,203,000.

On January 19, 2012, the Company accepted the re-purchase of 11,300,000 Class A common shares at a price of $15.00 per share, for an aggregate cost of $170,609,000 including fees and expenses of $1,110,000 relating to the tender offer.

(b)	Preferred shares:

On January 28, 2014, the Company held a special meeting of shareholders and approved an increase to the number of the Company’s authorized shares of preferred stock from 65,000,000 to 150,000,000 with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100.

As at December 31, 2014, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		December 31, 2014	December 31, 2013
Series	Authorized	Issued
A	315,000	—	$—	$344,262
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	341,638
D	20,000,000	5,105,000	127,625	127,625
E	15,000,000	5,400,000	135,000	—
R	1,000,000	—	—	—

(i)	Series A preferred shares:

On January 30, 2014, the Company’s outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

(ii)	Series C preferred shares:

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

In September 2013, the Company repurchased 320,000 of its 9.5% Series C Preferred Shares at $26.50 per share for a total of approximately $8,560,000. On September 11, 2013, the Company authorized the repurchase of up to $25,000,000 of its 9.5% Series C preferred shares. The share repurchase authorization expired in July 2014. During the year ended December 31, 2014, nil Series C preferred shares (2013—14,469) were repurchased for a total of approximately nil (2013—$390,000) via the open market repurchase plan.

(iv)	Series D preferred shares:

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

(v)	Series E preferred shares:

On February 13, 2014, the Company issued 5,400,000 Series E preferred shares for gross proceeds of $135,000,000. The Series E preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.25% per annum from their date of issuance. At any time on or after February 13, 2019, the Series E preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

13.	Earnings per share:

(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares for those periods prior to the conversion of the Series A preferred shares on January 30, 2014. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the year ended December 31, 2014	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$131,247
Less:
Preferred share dividends:
Series A	(3,395)
Series C	(33,623)
Series D	(10,036)
Series E	(9,776)

Basic EPS:
Earnings attributable to common shareholders	$74,417	93,402,000	$0.80
Effect of dilutive securities:
Share-based compensation	—	131,000
Contingent consideration	—	117,000

Diluted EPS(1):
Earnings attributable to common shareholders	$74,417	93,650,000	$0.79

For the year ended December 31, 2013	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$299,028
Less:
Preferred share dividends:
Series A	(38,390)
Series C	(34,035)
Series D	(6,744)
Series C preferred share repurchases	(660)

Basic EPS:
Earnings attributable to common shareholders	$219,199	65,273,000	$3.36
Effect of dilutive securities:
Share-based compensation	—	306,000
Contingent consideration	—	567,000
Shares held in escrow	—	47,000
Convertible Series A preferred shares	38,390	21,641,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$257,589	87,834,000	$2.93

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

For the year ended December 31, 2012	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$121,305
Less:
Preferred share dividends:
Series A	(34,195)
Series C	(34,112)
Series D	(309)

Basic EPS:
Earnings attributable to common shareholders	$52,689	62,923,240	$0.84
Effect of dilutive securities:
Share-based compensation	—	238,000
Contingent consideration	—	1,236,000
Shares held in escrow	—	545,000

Diluted EPS(1):
Earnings attributable to common shareholders plus assumed conversion	$52,689	64,942,240	$0.81

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period the shares were outstanding.

14.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption. At December 31, 2014, there are 578,598 (2013—764,848) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of December 31, 2014 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2011	43,200	$13.04	522,000	$12.78	—	$—	—	$—
Granted	63,653	14.17	40,000	17.68	5,674,148	2.03	—	—
Vested	(43,200)	13.04	—	—	—	—	—	—

December 31, 2012	63,653	14.17	562,000	13.13	5,674,148	2.03	—	—
Granted	54,990	17.01	95,000	19.30	1,664,457	3.51	—	—
Vested	(65,578)	14.25	—	—	—	—	—	—
Exercised	—	—	—	—	(241,906)	3.65	—	—
Cancelled	(4,185)	17.01	—	—	(23,754)	3.51	—	—

December 31, 2013	48,880	17.01	657,000	14.02	7,072,945	2.32	—	—
Granted	43,936	22.57	70,000	23.04	—	—	72,314	23.03
Vested	(48,880)	17.01	—	—	—	—	(37,238)	23.03
Exercised	—	—	—	—	(1,193,529)	2.42	—	—
Exchanged	—	—	(20,000)	19.00	—	—	—	—
Cancelled

December 31, 2014	43,936	$22.57	707,000	$14.77	5,879,416	$2.30	35,076	$23.03

During 2014, the Company recognized $7,701,000 (2013—$14,004,000; 2012—$3,278,000) in compensation cost related to the above share-based compensation awards.

At December 31, 2014, there was $3,041,000 (2013—$6,472,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 18 months.

(i)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During 2014, the total fair value of restricted shares vested was $831,000 (2013—$935,000; 2012—$563,000) and the total fair value of shares cancelled was nil (2013—$71,000; 2012—nil).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2014, 560,000 (2013—460,000) of the outstanding phantom share units were vested and available for exchange by the holder.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

(ii)	Share appreciation rights:

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

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

	2013	2012
Average expected term	3.8 years	1.5 years
Expected volatility	39.73%	40.12%
Dividend yield	4.97%	5.74%
Average risk free rate	0.50%	0.47%

The following table provides information about the three tranches of SARs granted:

			Number of SARs granted
	Base price	Expiration date	2013	2012
Tranche 1	$21.50	December 7, 2015	531,885	1,846,154
Tranche 2	24.00	December 7, 2016	556,946	1,898,734
Tranche 3	26.50	December 7, 2017	575,626	1,929,260

Total			1,664,457	5,674,148

(iii)	Restricted stock units:

On June 12, 2014, under the Company’s Cash and Share Bonus Plan, the Company granted a total of 72,314 restricted stock units to eligible participants, of which 39,399 restricted stock units relate to 2012 and 32,915 restricted stock units relate to 2013. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive shares.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

(iv)	Other share-based awards:

During the year the Company incurred $7,323,000 (2013—$3,532,000; 2012—$123,000) in transaction fees that were capitalized to vessels of which $3,662,000 (2013—$1,766,000; 2012—$62,000) were paid in Class A common shares.

During the year the Company incurred $4,520,000 (2013—$6,631,000; 2012—$1,790,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $2,260,000 (2013—$2,666,000; 2012—$895,000) were paid in Class A common shares.

The Company also recognized $600,000 (2013—$600,000; 2012—$750,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that are expected to be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements are based on volume weighted average share prices as defined in the underlying agreements.

15.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2014	2013
Due to related parties (note 4)	$6,788	$611
Accrued interest	20,723	22,273
Accounts payable and other accrued liabilities	37,697	42,750

	$65,208	$65,634

(b)	Supplemental cash flow information:

	2014	2013	2012
Interest paid on debt	$91,450	$59,999	$64,123
Interest received	1,211	1,265	634
Undrawn credit facility fee paid	3,512	1,656	900
Non-cash transactions:
Long-term debt for vessels under construction	161,420	54,080	71,400
Dividends on Series A preferred shares	3,395	38,390	34,195
Dividend reinvestment	64,697	31,961	7,168
Loan repayment for vessels under construction	29,680	6,560	—
Arrangement and transaction fees (note 14)	6,753	3,342	1,141
Vessel reallocation (note 4)	11,533	—	—
Fair value of financial instruments	50,278	—	—
Capital contribution through loans to affiliate	15,000	—	—
Other long-term liabilities for vessels under construction	—	—	84,787
Acquisition of the Manager for shares, excluding cash received	—	—	82,607
Proceeds on sale of vessel	—	—	52,104

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

16.	Commitments and contingent obligations:

(a)	As of December 31, 2014, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

2015	$799,800
2016	836,448
2017	786,780
2018	771,564
2019	743,100
Thereafter	2,482,431

$6,420,123

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2014, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

2015	$651,469
2016	402,622

$1,054,091

(c)	As of December 31, 2014, the commitment under operating leases for vessels is $320,020,000 for 2015 to 2025 and office space is $8,311,000 for 2015 to 2019. Total commitments under these leases are as follows:

2015	$32,794
2016	33,079
2017	33,504
2018	33,172
2019	32,738
Thereafter	163,044

$328,331

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

17.	Concentrations:

The Company’s revenue is derived from the following customers:

	2014	2013	2012
COSCON	$303,357	$301,842	$281,469
CSCL Asia	126,399	134,434	151,658
Hapag Lloyd	77,675	65,463	58,980
K-Line	76,130	76,148	76,359
Other	133,609	99,203	92,328

	$717,170	$677,090	$660,794

18.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of December 31, 2014, the fair value of the Company’s Revolving and Term loan credit facilities is $2,911,330,000 (2013—$2,897,650,000) and the carrying value is $3,037,419,000 (2013—$3,241,618,000). As of December 31, 2014, the fair value of the Company’s other long-term liabilities, excluding the deferred gains, is $217,134,000 (2013—$587,733,000) and the carrying value is $214,458,000 (2013—$611,603,000). The fair value of the Revolving credit facilities, Term loan credit facilities and other long-term liabilities, excluding the deferred gains, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of December 31, 2014, the fair value of the Company’s senior unsecured notes is $342,240,000 (December 31, 2013—nil) and the carrying value is $345,000,000 (December 31, 2013—nil). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

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

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied are recognized in earnings when and where the related interest is recognized in earnings.

As of December 31, 2014, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2014	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	266,944	266,944	January 30, 2014	May 31, 2019	(3)
5.6000%	175,200	175,200	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	103,500	103,500	August 28, 2009	August 28, 2020
5.2600%	103,500	103,500	July 3, 2006	February 26, 2021	(2)(4)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	52,400	52,400	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	On January 30, 2014, the Company terminated its swap that had an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of $4,492,000 recorded in change in fair value of financial instruments.
(4)	The Company entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A had the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This was a European option and was open for a two hour period on February 26, 2014 after which it expired. The notional amount of the underlying swap was $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercised the swaption, the underlying swap would effectively offset the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

In addition, the Company entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration of March 2, 2027.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2014	2013	2012
Gain/(Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(105,694)	$60,504	$(135,998)
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(4,259)	$(5,330)	$(8,310)
Depreciation and amortization	(1,052)	(882)	(836)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $4,402,000.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations. At December 31, 2014, the notional amount of the foreign exchange forward contracts is $14,200,000 (2013—$12,200,000) and the fair value liability is $638,000 (2013—$286,000).

Included in short-term investments is $1,100,000 of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	2014	2013
Fair value of financial instruments asset	$37,677	$60,188
Fair value of financial instruments liability	395,443	425,375

The following provides information about the effect of the master netting agreement:

December 31, 2014	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$37,677	$26,625	$11,052
Derivative liabilities	395,443	26,625	368,818

Net asset (liability)	$(357,766)	$—	$(357,766)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2014, 2013 and 2012

December 31, 2013	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$60,188	$49,534	$10,654
Derivative liabilities	425,375	49,534	375,841

Net asset (liability)	$(365,187)	$—	$(365,187)

19.	Subsequent events:

(a)	On January 13, 2015, the Company declared a quarterly dividend of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,435,000. The dividends were paid on January 30, 2015 to all shareholders of record on January 29, 2015.

(b)	On January 13, 2015, the Company declared a quarterly dividend of $0.345 per common share. The dividend was paid on January 30, 2015 to all shareholders of record on January 22, 2015. Of the $33,377,000 distribution, $16,310,000 was paid in cash and $17,067,000 was re-invested through the DRIP.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu

Sai W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 10, 2015