Form 20-F
period 2015-12-31
Seaspan CORP
filed 2016-03-10
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Mark Chu

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

98,645,991 Class A Common Shares, par value of $0.01 per share

13,321,774 Series C Preferred Shares, par value of $0.01 per share

4,981,029 Series D Preferred Shares, par value of $0.01 per share

5,370,600 Series E Preferred Shares, par value of $0.01 per share

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

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our dividend policy and future dividends, including the amount and timing of expected dividend payments, for the four quarters of 2016;
•	our primary sources of funds for our short and medium-term liquidity needs;
•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with Greater China Intermodal Investments LLC, or GCI;

•	future time charters and vessel deliveries;
•	the repurchase plans for common and preferred shares and repurchases under such plan;
•

estimated future capital expenditures needed to preserve our capital base, our expectations regarding future dry-docking and operating expenses, including ship operating expenses, insurance costs and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of goodwill;
•	availability of crew, number of off-hire days and, dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 TEU newbuilding containerships;

•	the potential for early termination or renegotiation of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	the economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation;
•	any potential acquisitions involving GCI; and
•	other factors discussed in the section titled “Risk Factors.”

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

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL Inc.	HHIC

References to customers are as follows:

Customer	Reference
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC (3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Maersk Line A/S (4)	Maersk
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Pacific International Lines (Pte) Ltd.	PIL
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	A subsidiary of China COSCO Holdings Company Limited.
(3)	A subsidiary of Hapag-Lloyd.
(4)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”.  We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class.  However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.     Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Statements of operations data (in thousands of USD):
Revenue	$819,024	$717,170	$677,090	$660,794	$565,610
Operating expenses:
Ship operating	193,836	166,097	150,105	138,655	135,696
Cost of services, supervision fees	1,950	—	—	—	—
Depreciation and amortization	204,862	181,527	172,459	165,541	140,354
General and administrative	27,338	30,462	34,783	24,617	16,818
Operating leases	40,270	9,544	4,388	3,145	—
(Gain) loss on vessels	—	—	—	(9,773)	16,237
Operating earnings	350,768	329,540	315,355	338,609	256,505
Other expenses (income):
Interest expense	97,008	88,159	60,496	71,996	50,849
Interest income	(11,026)	(10,653)	(2,045)	(1,190)	(854)
Undrawn credit facility fee	3,100	3,109	2,725	1,516	4,282
Amortization of deferred charges	11,685	10,342	9,477	8,574	3,421
Refinancing expenses and costs	5,770	70	4,038	—	—
Change in fair value of financial instruments(1)	54,576	105,694	(60,504)	135,998	281,027
Equity (income) loss on investment	(5,107)	(256)	670	259	1,180
Other (income) expenses	(4,629)	1,828	1,470	151	—
Net earnings (loss)	$199,391	$131,247	$299,028	$121,305	$(83,400)
Common shares outstanding:	98,622,160	96,662,928	69,208,888	63,042,217	69,620,060
Per share data (in USD):
Basic earnings (loss) per Class A common share	$1.46	$0.80	$3.36	$0.84	$(2.04)
Diluted earnings (loss) per Class A common share	1.46	0.79	2.93	0.81	(2.04)
Dividends paid per Class A common share	1.4700	1.3475	1.1880	0.9380	0.6880
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$335,872	$342,959	$327,669	$311,183	$239,864
Financing activities(2)	394,527	73,621	62,491	(181,364)	832,293
Investing activities(2)	(716,634)	(691,205)	(295,158)	(229,564)	(625,253)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$215,520	$201,755	$476,380	$381,378	$481,123
Current assets	540,163	516,926	600,113	463,930	519,998
Vessels(3)	5,278,348	5,095,723	4,992,271	4,863,273	4,697,249
Deferred charges	92,640	64,655	53,971	43,816	45,917
Gross investment in lease	—	37,783	58,953	79,821	95,798
Goodwill	75,321	75,321	75,321	75,321	—
Other assets	89,056	67,308	106,944	83,661	88,754
Fair value of financial instruments, asset	33,632	37,677	60,188	41,031	—
Total assets	6,109,160	5,895,393	5,947,761	5,650,853	5,447,716
Current liabilities	425,489	416,937	520,406	180,306	189,788
Long-term deferred revenue	2,730	7,343	4,143	7,903	12,503
Long-term debt	3,099,849	3,084,409	2,853,459	3,024,288	2,914,247
Other long-term liabilities	468,023	253,542	572,673	613,049	583,263
Fair value of financial instruments, long-term liability	336,886	387,938	425,375	606,740	564,490
Total shareholders’ equity	1,776,183	1,745,224	1,571,705	1,218,567	1,183,425
Other data:
Number of vessels in operation at year end	85	77	71	69	65
TEU capacity at year end	578,300	474,300	414,300	405,100	352,700
Fleet utilization(4)	98.5%	99.0%	98.0%	98.9%	99.3%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

The cash flow data for 2014 has been recast to present non-cash debt draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our shares or our 6.375% senior unsecured notes due 2019, or our Notes.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to pay interest and principal on our Notes, ability to redeem our preferred shares, or the trading price of our shares or Notes.

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

As of February 29, 2016, we have contracted to purchase an additional nine newbuilding containerships with scheduled delivery dates through October 2017. As of February 29, 2016, the total purchase price of the nine containerships remaining to be paid was estimated to be approximately $667.1 million. Our obligation to purchase the nine containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

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

Restrictive covenants in our credit and lease facilities, our Notes and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to satisfy our payment obligations related to our securities.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, under certain of our existing credit facilities, we are prohibited from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we experience a change of control.

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

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares and Notes.  If we do not comply with the restrictions and covenants in our credit or lease facilities, our Notes or in our preferred shares, our business, results of operations and financial condition will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit and lease facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2015 Developments—Loan and Lease Facility Transactions.” If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to satisfy payment obligations related to our securities and our credit and lease facilities or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2015, we had an aggregate of approximately $3.4 billion outstanding under our credit facilities and our Notes and capital lease obligations of approximately $342.8 million.  The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the nine newbuilding containerships that we have contracted to purchase as of February 29, 2016. For the nine newbuilding containerships that we have contracted to purchase, we have entered into credit facilities for two of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining seven vessels.  Our level of debt and vessel lease obligations could have important consequences to us, including the following:

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

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008 could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

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

We will be paying all costs for the newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 18 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50-80% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

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

The following table shows, as at December 31, 2015, the number of vessels in our operating fleet that were chartered to our then 12 customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2015:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2015
COSCON	18	36.5%
CSCL Asia	17	15.4
Hapag-Lloyd(1)	16	12.1
MOL	10	12.9
K-Line	7	9.1
Yang Ming Marine	6	6.3
Other	11	7.7
Total	85	100.0%

(1)	Includes vessels chartered to Hapag-Lloyd and HL USA.

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

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may be required to re-charter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of February 1, 2016, newbuilding containerships with an aggregate capacity of 3.9 million TEUs, representing approximately 19.6% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all. As of March 10, 2016, we had three vessels off-charter following charter expiration; we have an additional 12 and 13 vessels subject to existing charters that are scheduled to expire during the remainder of 2016 and 2017, respectively.

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

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;
•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;
•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or
•	not be able to service our debt obligations and other payment obligations related to our securities.

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

As of February 29, 2016, a total of 17 of the 90 vessels in our current and contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. On March 1, 2016, the parent entities of CSCL Asia and COSCON entered into a series of agreements to merge their businesses, including their containership business. Integration of the containership business is expected to take several months. Our vessels that are chartered to Chinese customers and our four newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us.  China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to continue to slow during 2016. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges. Our business, results of operations, financial condition and ability to satisfy our payment obligations will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

Our growth and our ability to re-charter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to re-charter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

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

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

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

If time charter rates do not improve meaningfully from current market rates during the next three to six months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs.  In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value.  Based on information available at December 31, 2015 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2015.

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

We are currently under contract to purchase nine newbuilding containerships, which are scheduled to be delivered at various times through October 2017. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. Any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	bankruptcy or other financial crisis of any of the shipyards;
•	a backlog of orders at any of the shipyards;
•	hostilities, or political or economic disturbances in the Philippines, Taiwan or China, where the containerships are being built;
•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;
•	our requests for changes to the original containership specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals;
•	a dispute with any of the shipyards;
•	the failure of our banks to provide debt financing; or
•	a disruption to the financial markets.

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

Our articles of incorporation currently limit our business to the chartering or re-chartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

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

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by one of our directors, Graham Porter, and in which Mr. Wang has an indirect interest (or the Tiger Member), and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees, who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations, financial condition and ability to pay dividends may be significantly harmed as a result. Although Mr. Wang has an employment agreement with us through the termination of our right of first refusal with GCI (which is scheduled to expire on March 31, 2016, unless earlier terminated), Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services. We are in discussions with Mr. Wang regarding a new employment agreement that would extend beyond March 31, 2016. We can provide no assurances as to whether we and Mr. Wang will enter into a new employment agreement or the terms of any such agreement.

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

If our right of first refusal with GCI expires, our chief executive officer and one of our directors may be subject to increased conflict of interest situations relating to growth opportunities due to their dual capacities with us and GCI.

Our chief executive officer and co-chairman, Gerry Wang, is also an executive officer and director of GCI. Our director Graham Porter is also a director of GCI. If our right of first refusal with GCI expires, which is scheduled for March 31, 2016, conflicts of interest of Messrs. Wang and Porter relating to any potential containership acquisition and chartering opportunities may increase, particularly if they become aware of such opportunities while acting in their capacities as an officer or as directors of GCI. Any such conflicts could cause Messrs. Wang or Porter to decide to terminate their fiduciary roles with us or GCI, and may complicate our and GCI’s claims to such opportunities.

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

One of our directors, Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, or Blue Water, an affiliate of Dennis R. Washington, or the Washington Member, and our chief executive officer, Gerry Wang, have indirect interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member will have indirect interests in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Mr. Wang is the chairman of the board of managers of GCI.  Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

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

Several provisions of our articles of incorporation and our bylaws could make it more difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

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

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

Substantial future sales of our preferred or common shares in the public market could cause the price of such shares to fall.

The market price of our preferred and common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur.  These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future share offerings.  In connection with our initial public offering, our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of one of our directors, Graham Porter, and the acquisition of our Manager, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares.  These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable.  By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	the rates we obtain from our charters or re-charters and the ability of our customers to perform their obligations under their time charters;
•	the level of our operating costs;
•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;
•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	our ability to service and refinance our current and future indebtedness;
•	our ability to raise additional debt and equity to satisfy our capital needs; and
•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, and our board of directors may determine to retain cash rather than to use it to pay dividends.

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

Our board of directors periodically assesses our need to retain funds rather than pay them out as dividends.  Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend to provide reasonable assurance that we are retaining funds necessary to preserve our capital base.

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

A.     History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited.  In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of February 29, 2016, we have grown to an operating fleet of 85 containerships and we have entered into contracts for the purchase of an additional nine newbuilding containerships, which have scheduled delivery dates through October 2017.

We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.     Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of February 29, 2016, we operated a fleet of 85 containerships and have entered into contracts for the purchase of an additional nine newbuilding containerships which have scheduled delivery dates through October 2017. Of our nine newbuilding containerships, seven will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the near future. The average age of the 85 vessels in our operating fleet was approximately eight years as of February 29, 2016.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of February 29, 2016, the charters on the 85 vessels in our operating fleet had an average remaining term of approximately four years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at February 29, 2016 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
Maersk
MSC
MOL
PIL
Yang Ming Marine
ZIM

Customers for Additional Seven Vessel Deliveries Subject to Charter Contracts
Maersk
MOL
MSC
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

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 85 operating vessels as of February 29, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner (1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(3)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9

MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
MOL Excellence	4600	2003	2/20/16	MOL	Up to 3 months(9)	Market rate	(10)
MOL Efficiency	4600	2003	7/15/15	MOL	Up to 9.5 months(11)	Market rate	(10)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(12)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(12)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(12)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(12)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(12)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 18 months(13)	Market rate	(10)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 18 months(13)	Market rate	(10)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 18 months(13)	Market rate	(10)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months	Market rate	(10)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months	Market rate	(10)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months(14)	Market rate	(10)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months(14)	Market rate	(10)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months(15)	18.0
Saigon Express	4250	2006	1/19/16	HL USA	1.5 months(17)	Market rate	(10)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0	(16)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0	(16)
Seaspan Santos	4250	2006	2/1/16	Hapag-Lloyd	Up to 12 months(19)	Market rate	(10)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0	(16)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0	(16)
CSAV Loncomilla	4250	2009	4/28/09	Hapag-Lloyd	7 years(20)	25.9
CSAV Lumaco	4250	2009	5/14/09	Hapag-Lloyd	7 years(20)	25.9
Seaspan Lingue	4250	2010	6/16/15	PIL	Up to 12 months(21)	Market rate	(10)
Seaspan Lebu	4250	2010	10/24/15	Hapag-Lloyd	Up to 14 months(22)	Market rate	(10)
Madinah (1)	4250	2009	12/28/15	ZIM	Up to 7 months(23)	Market rate	(10)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(24)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(24)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(24)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(24)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(24)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(24)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(24)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(24)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.
(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(4)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(9)

In January 2016, we agreed to a direct continuation of the time charter at market rates for a minimum of one month up to a maximum of three months where the exact period is at MOL’s option. This vessel is expected to be re-delivered to us on March 20, 2016 and will be renamed Seaspan Excellence.

(10)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(11)	This vessel was re-delivered to us on March 1, 2016 and is currently off-charter. The vessel was also renamed Seaspan Efficiency.
(12)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(13)

On expiry of current short-term charters that expire between March and June 2016, the vessel will commence a direct continuation at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.

(14)

In June 2015, we agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option. The new rates were in effect from August 2015 for the New Delhi Express and November 2015 for the Dubai Express.

(15)	The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and market rates for the remaining term up to a maximum of 12.5 months.
(16)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(17)

In January 2016, we agreed to a direct continuation of the time charter at market rates for a term of approximately 1.5 months. This vessel was re-delivered to us on March 8, 2016. The vessel is currently off-charter and will be renamed Seaspan Saigon.

(18)

For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.

(19)

This vessel was re-delivered to us on November 30, 2015 and commenced a time charter with Hapag-Lloyd on February 1, 2016 at market rates for a minimum of six months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.

(20)

In February 2016, we agreed to a direct continuation of the time charter at market rates for a minimum of one month up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option. These direct continuations will commence in April 2016.

(21)	This vessel is expected to be re-delivered to us on April 1, 2016.
(22)	In October 2015, we agreed to a direct continuation of the time charter at market rates for a minimum of nine months up to a maximum of 14 months, where the exact period is at Hapag-Lloyd’s option.
(23)

In December 2015, we agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of seven months, where the exact period is at ZIM’s option. The vessel was re-delivered to us on March 7, 2016 and is currently off-charter.

(24)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of February 29, 2016, we have contracted to purchase nine additional newbuilding containerships which have scheduled delivery dates through October 2017. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1120	10000	5 years + two 1-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1122	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of February 29, 2016:

	Scheduled for the Year Ended December 31,
	2015	2016	2017
Owned and leased vessels, beginning of year	77	85	85
Deliveries	8	4	5
Contractual sale(1)	—	(4)	—
Total, end of year	85	85	90
Managed vessels, beginning of year	5	15	20
Deliveries	10	5	4
Total, end of year	15	20	24
Total Fleet	100	105	114
Total Capacity (TEU)	733,500	824,300	919,300

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011.  The charterer has agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms.

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of February 29, 2016.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered (Sold) through 2017	Total Vessels Upon All Deliveries
COSCON	18	—	18
CSCL Asia	17	—	17
MOL	9	1	10
HL USA	8	—	8
K-Line	7	—	7
Hapag Lloyd	9	—	9
Hanjin	3	—	3
PIL	1	—	1
Maersk	1	1	2
Yang Ming Marine	6	2	8
ZIM	1	—	1
Total time charters	80	4	84
MSC (bareboat charters)	—	3	3
MSC (bareboat charters) (1)	4	(4)	—
No charter	1	2	3
Total fleet	85	5	90

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011.  The charterer has agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms.

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

Our four 4800 TEU vessels are chartered by MSC under bareboat charters. Our three 11000 TEU vessels will be chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel's operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.”  Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for $5.0 million at the end of their respective five-year bareboat charter terms.

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. For vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

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

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel (bunkers) cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

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

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

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

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. Our 17-year bareboat charters for three of our newbuilding vessels on order require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is or was laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2014 or January 1, 2016 (depending on their year of build and their ballast water capacity). The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage As of January 2016, the threshold may have been met as the IMO is recounting the percentage of the world’s shipping tonnage owned by the states that have ratified the BWM Convention to determine if the adoption threshold has been met for ratification of the BWM Convention. When the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

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

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. As there are no U.S. Coast Guard approved ballast water treatment systems, all vessels who apply for an extension receive one. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented in two stages (effective in 2011 and 2016, respectively) are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

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

The EU has recently adopted a regulation which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation seeks to facilitate the ratification of the IMO Recycling Convention. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessels must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions will begin to apply from December 31, 2014 and certain others from December 31, 2020.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The EU, any individual country or other legitimate authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement was adopted in 2015. This agreement governs carbon dioxide reduction measures that go into effect in 2020 and seek to limit the global average temperature increase. International shipping was not included in this agreement.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which was published in the Official Journal on May 19, 2015 and went into effect on July 1, 2015. The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish catching or processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of vessel security plans; and
•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions. We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of U.S. Source International Transportation Income we have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear this cost. The amount of such tax for which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of February 29, 2016.

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 29, 2016 we operated a fleet of 85 vessels and we have entered into contracts for the purchase of an additional nine newbuilding containerships, which have scheduled delivery dates through October 2017. Of our nine newbuilding containerships, seven will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the near future. The average age of the 85 vessels in our fleet was approximately eight years as of February 29, 2016.

Customers for our operating fleet as at February 29, 2016 were COSCON, CSCL Asia, HL USA, Hanjin, Hapag-Lloyd, K-Line, Maersk, MSC, MOL, PIL, Yang Ming Marine and ZIM. The customers for the additional seven newbuilding containerships that are under long-term, fixed-rate charters upon delivery are Maersk, MOL, Yang Ming Marine and MSC. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2015 Developments

Vessel Deliveries

During the year ended December 31, 2015, we accepted delivery of six 14000 TEU and two 10000 TEU newbuilding containerships, bringing our operating fleet to a total of 85 vessels.  The six 14000 TEU vessels were constructed at HHI and the two 10000 TEU vessels were constructed at Jiangsu Xinfu, in each case using our fuel-efficient SAVER design. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Beacon	10000	8 years + one 2-year option	MOL	March 2015
YM Wish	14000	10 years + one 2-year option	Yang Ming Marine	April 2015
YM Wellhead	14000	10 years + one 2-year option	Yang Ming Marine	April 2015
YM Winner	14000	10 years + one 2-year option	Yang Ming Marine	June 2015
YM Witness	14000	10 years + one 2-year option	Yang Ming Marine	June 2015
YM Wellness	14000	10 years + one 2-year option	Yang Ming Marine	August 2015
Maersk Guayaquil	10000	5 years + two 1-year options	Maersk	September 2015
YM Warmth	14000	10 years + one 2-year option	Yang Ming Marine	October 2015

Newbuilding Containership Orders

On April 13, 2015, we entered into contracts with HHIC for the construction of five 11000 TEU newbuilding containerships for an aggregate purchase price of approximately $467.5 million. These five vessels are scheduled for delivery throughout 2017 and each vessel will be on a 17-year charter with MSC, at the conclusion of which MSC will purchase each vessel for a pre-determined amount. Pursuant to our right of first refusal agreement with GCI, we retained three of the 11000 TEU newbuilding containerships and GCI acquired the remaining two vessels.

On April 27, 2015, we entered into contracts with Jiangsu Xinfu and New Jiangsu for the construction of two 10000 TEU newbuilding containerships for an aggregate purchase price of approximately $186.0 million. These vessels are scheduled for delivery in 2017 and will be constructed using our fuel-efficient SAVER design. Pursuant to our right of first refusal agreement with GCI, we retained one of the 10000 TEU newbuilding containerships and GCI acquired the remaining vessel.

Loan and Lease Facility Transactions

On March 11, 2015, we entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150.0 million.

On March 24, 2015, we entered into a term loan facility for $115.2 million to finance one 14000 TEU containership.  The loan bears interest at LIBOR plus a margin.

On April 10, 2015, we entered into a term loan facility for up to $195.0 million to finance two of our 14000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

On April 22, 2015, we entered into a 364-day unsecured, revolving loan facility with various banks for up to $200.0 million to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin.

On April 24, 2015, we entered into a term loan facility for up to $227.5 million to finance one of our 14000 TEU newbuilding containerships and two of our 10000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

On May 28, 2015, August 12, 2015 and October 2, 2015, we entered into lease financing arrangements with special purpose companies, or the SPCs, for three 14000 TEU newbuilding vessels, the YM Winner, YM Wellness and YM Warmth, which delivered on June 5, 2015, August 17, 2015 and October 8, 2015, respectively. The lease financing arrangements provided gross financing proceeds of $144.0 million upon delivery of each vessel, or $432.0.0 million in total. Under the lease financing arrangements, we sold the vessels to the SPCs and leased the vessels back from the SPCs over an initial term of 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional 2.5 years. The lease financing arrangements provide financing at market rates.

On September 18, 2015, we entered into a term loan facility for up to $75.0 million to finance one 10000 TEU containership. The loan bears interest at LIBOR plus a margin.

In September 2015, we signed a Framework Cooperation Agreement with the Export-Import Bank of China, or CEXIM, for up to $1.0 billion in export credit facilities which would be made available to us for the purchase and construction of vessels from shipyards in China within the next three years.  The CEXIM credit facilities are subject to approvals by CEXIM, customary closing conditions and the execution of definitive documentation.

On December 9, 2015, we entered into a term loan facility for up to $90.0 million to re-finance four 4250 TEU containerships. The loan bears interest at LIBOR plus a margin.

Common and Preferred Share Repurchase Plans

On April 1, 2015, we renewed our Rule 10b5-1 common share repurchase plan, which now expires in March 2018, for the repurchase of up to $50.0 million of our Class A common shares. We repurchased 944,524 Class A common shares during the year ended December 31, 2015 under this plan.

In June 2015, our board of directors authorized the repurchase of up to $150.0 million of our 9.5% Series C preferred shares.  In September 2015, our board of directors authorized the repurchase of up to $25.0 million of each of our 7.95% Series D preferred shares and 8.25% Series E preferred shares.  In September 2015, we entered into Rule 10b5-1 repurchase plans for up to $75.0 million of our Series C preferred shares and up to $7.5 million for each of our Series D preferred shares and Series E preferred shares.  The share repurchase plans for the preferred shares expired in December 2015. We repurchased 303,757 Series C preferred shares, 123,971 Series D preferred shares, and 29,400 Series E preferred shares under these plans during the year ended December 31, 2015.

In addition, during the year ended December 31, 2015, we repurchased 40,000 of our 9.5% Series C preferred shares at $25.50 per share for a total of approximately $1.0 million, including expenses, in the open market.

Please read “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

Results of Annual Meeting of Shareholders

We held our annual meeting of shareholders on April 24, 2015.  In addition to electing Class I directors and ratifying the appointment of our auditors in the ordinary course, we held a vote on separate proposals to (a) amend our articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors, (b) amend our articles of incorporation to increase the size of the board of directors from nine to 11 directors and (c) amend our articles of incorporation and bylaws to reduce the supermajority voting requirements therein from 80% to 66-2/3%.  Each of these proposals was approved by our shareholders.

Expiration of Shareholder Rights Plan

On July 24, 2015, our board of directors approved an extension of the expiration date of our amended and restated shareholder rights Agreement, dated April 19, 2011, from August 8, 2015 to November 6, 2015. The amended and restated shareholder rights agreement expired without renewal on November 6, 2015.

Market Conditions

The containership charter market was volatile during 2015, with time charter rates for benchmark 4000 TEU containerships declining from a high of nearly $15,000 per day to approximately $6,000 per day by the end of the year. Charter rates for these vessels remain below long-term historical averages due to a combination of factors, including continued low rates of growth in global container trade, which was approximately 1.7% in 2015, and the delivery of larger vessels that are causing a cascading effect as vessel classes previously serving long-haul trades are displaced. As an example, while the number of container vessels in the global fleet increased by only 118 vessels during 2015, the total global capacity of container vessels increased by approximately 8.5%, or over 1500000 TEU. The increase in the average size of containership vessels in the global fleet is driven by a desire for liners to reduce their fleet operating cost.

The current desire for large, cost-efficient containership vessels is evidenced by the fact that over 80% of the current containership orderbook is for vessels greater than 7500 TEU. Economies of scale in containership building mean that the cost per TEU in building large containerships is less than for vessels with smaller TEU capacity.  The total newbuild price for a theoretical 6600 TEU containership, which peaked at $108.0 million in the period June to September 2008, fell to $58.0 million by the end of 2012, and then increased to approximately $66.5 million as of the end of 2015.

B.     Results of Operations

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following discussion of our financial condition and results of operations is for the years ended December 31, 2015 and 2014.  The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2015 and 2014.

Year Ended December 31,	2015	2014
Statement of operations data (in thousands of USD):
Revenue	$819,024	$717,170
Operating expenses:
Ship operating	193,836	166,097
Cost of services, supervision fees	1,950	-
Depreciation and amortization	204,862	181,527
General and administrative	27,338	30,462
Operating leases	40,270	9,544
Operating earnings	350,768	329,540
Other expenses (income):
Interest expense	97,008	88,159
Interest income	(11,026)	(10,653)
Undrawn credit facility fee	3,100	3,109
Amortization of deferred charges	11,685	10,342
Refinancing expenses and costs	5,770	70
Change in fair value of financial instruments(1)	54,576	105,694
Equity income on investment	(5,107)	(256)
Other (income) expenses	(4,629)	1,828
Net earnings	$199,391	$131,247
Common shares outstanding at year end:	98,622,160	96,662,928
Per share data (in USD):
Basic earnings per Class A common share	$1.46	$0.80
Diluted earnings per Class A common share	1.46	0.79
Dividends paid per Class A common share	1.4700	1.3475
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$335,872	$342,959
Financing activities(2)	394,527	73,621
Investing activities(2)	(716,634)	(691,205)
Net increase (decrease) in cash and cash equivalents	$13,765	$(274,625)
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$215,520	$201,755
Vessels(3)	5,278,348	5,095,723
Other assets	615,292	597,915
Total assets	$6,109,160	$5,895,393

Current liabilities	$425,489	$416,937
Deferred revenue	2,730	7,343
Long-term debt	3,099,849	3,084,409
Other long-term liabilities	468,023	253,542
Fair value of financial instruments	336,886	387,938
Shareholders’ equity	1,776,183	1,745,224
Total liabilities and shareholders’ equity	$6,109,160	$5,895,393
Other data:
Number of vessels in operation at year end	85	77
Average age of fleet in years at year end	7.4	7.1
TEU capacity at year end	578,300	474,300
Average remaining initial term on outstanding charters	4.5	4.8
Fleet utilization(4)	98.5%	99.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)

The cash flow data for 2014 has been recast to present non-cash debt draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

At the beginning of 2015, we had 77 vessels in operation. We accepted delivery of eight vessels during 2015, bringing our fleet to a total of 85 vessels as of December 31, 2015.  During the year ended December 31, 2014, we accepted delivery of six vessels.  Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2015	2014	Days	%
Operating days	27,717	25,157	2,560	10.2%
Ownership days	28,133	25,408	2,725	10.7%

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2015	2014	$	%
Revenue	$819,024	$717,170	$101,854	14.2%
Ship operating expense	193,836	166,097	27,739	16.7%
Depreciation and amortization expense	204,862	181,527	23,335	12.9%
General and administrative expense	27,338	30,462	(3,124)	(10.3%)
Operating lease expense	40,270	9,544	30,726	321.9%
Interest expense	97,008	88,159	8,849	10.0%
Amortization of deferred charges	11,685	10,342	1,343	13.0%
Refinancing expenses and costs	5,770	70	5,700	8142.9%
Change in fair value of financial instruments	54,576	105,694	(51,118)	(48.4%)
Equity income on investment	(5,107)	(256)	4,851	1894.9%

Revenue

Revenue increased by 14.2% to $819.0 million for the year ended December 31, 2015 from $717.2 million in 2014. This increase is due primarily to the delivery of eight vessels in 2015 and a full year of contribution from the delivery of six vessels in 2014. These increases were partially offset by lower average charter rates for vessels which were on short-term charters and an increase in scheduled and unscheduled off-hire.

The increase in operating days and the related financial impact for the year ended December 31, 2015 relative to 2014 is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2015 vessel deliveries	1,488	$65.5
Full year contribution for 2014 deliveries	1,237	48.7
Change in daily charter hire rate and re-charters	—	(9.2)
Scheduled off-hire	(134)	(3.8)
Unscheduled off-hire	(31)	(2.2)
Vessel management revenue	—	1.7
Supervision fee revenue	—	2.0
Other	—	(0.8)
Total	2,560	$101.9

Vessel utilization was 98.5% for the year ended December 31, 2015, compared to 99.0% for the prior year. The decrease in vessel utilization was primarily due to a 134-day increase in scheduled off-hire as a result of an increase in scheduled five-year dry-dockings and a 31-day increase in unscheduled off-hire. During the year ended December 31, 2015, we completed 26 scheduled dry-dockings, which resulted in 266 days of scheduled off-hire compared to the completion of 10 scheduled dry-dockings that resulted in 132 days of scheduled off-hire in the prior year. During the year ended December 31, 2015, there were 150 days of unscheduled off-hire, which included 73 off-charter days, compared to 119 days of unscheduled off-hire, which included 86 off-charter days, in the same period of 2014.

During the year ended December 31, 2015 we completed dry-dockings for 26 vessels:

Vessel Class (TEU)	First Quarter	Second Quarter		Third Quarter	Fourth Quarter		Year Ended December 31, 2015
2500	1	1		—	—		2
4250	3	3	(1)	2	4	(1)	12
4500	—	—		—	4		4
8500	—	3		2	2		7
13100	—	—		—	1		1
	4	7		4	11		26

During the year ended December 31, 2014 we completed dry-dockings for 10 vessels:

Vessel Class (TEU)	First Quarter	Second Quarter		Third Quarter	Fourth Quarter	Year Ended December 31, 2014
2500	—	1		1	—	2
4250	—	2	(1)	—	—	2
8500	—	—		—	2	2
5100	—	1		—	3	4
	—	4		1	5	10

(1)  Dry-docking for certain of these vessels was completed between their time charters.

Ship Operating Expense

Ship operating expense increased by 16.7% to $193.8 million for the year ended December 31, 2015, compared to 2014.  The increase in ship operating expense was due primarily to an increase in ownership and managed days of 10.7%, related to the delivery of eight vessels in 2015 and six vessels in 2014. In 2015, we also purchased more stores and spares and incurred higher repairs and maintenance expense for our older vessels. We expect ship operating expense to continue to increase as our fleet expands and ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 12.9% to $204.9 million for the year ended December 31, 2015, compared to 2014.  The increase in depreciation and amortization expense was due to the increase in fleet size from vessel deliveries in 2014 and 2015, write-offs of replaced vessel equipment and an increase in dry-dock amortization due to an increase in the number of vessels dry-docking.

General and Administrative Expense

General and administrative expense decreased by 10.3% to $27.3 million for the year ended December 31, 2015, compared to 2014.  The decrease of $3.1 million was primarily due to a $4.9 million decrease in share-based compensation primarily relating to the grants of share appreciation rights and restricted stock units of $4.2 million. This decrease was partially offset by increased costs relating to general corporate expenditures.

Operating Lease Expense

Operating lease expense increased to $40.3 million for the year ended December 31, 2015 from $9.5 million in 2014.  The increase was due primarily to the purchase of three vessels in 2014 and four vessels in 2015 that were financed through new lease financing arrangements. Under these lease financing arrangements, we sold the vessels to the SPCs and are leasing the vessels back over an initial term of approximately 8.5 or 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease terms will be automatically extended for an additional two or 2.5 years.  The sale of these seven vessels resulted in a deferred gain totaling $174.8 million which is being recorded as a reduction of operating lease expense over 10.5 or 12 years, representing the initial lease term plus extensions.

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2015	2014	$	%
Long-term debt	$3,387.2	$3,382.4	$4.8	0.1%
Other long-term liabilities, excluding deferred gains	342.8	214.5	128.3	59.8
Total borrowings	3,730.0	3,596.9	133.1	3.7
Less: Vessels under construction	(209.1)	(282.0)	72.9	25.9
Operating borrowings	$3,520.9	$3,314.9	$206.0	6.2%

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

The increase in interest expense for the year ended December 31, 2015 of $8.8 million, compared to 2014 primarily relates to vessels delivered in 2014 and 2015, as the interest incurred on these vessels in 2014 was capitalized to vessels under construction and the issuance of our fixed-rate senior unsecured notes issued in April 2014, which have a higher interest rate than our other borrowings. These increases were partially offset by repayment of a fixed-rate term loan in the second quarter of 2014, repayments made on operating borrowings, and the termination of the lease financing structure related to five 4500 TEU vessels which were refinanced in December 2014 and March 2015.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Amortization of Deferred Charges

During the year ended December 31, 2015, amortization of deferred charges relating to our financing fees increased to $11.7 million, from $10.3 million in 2014, primarily due to amortization of financing fees associated with new facilities entered into in 2014 and 2015.  To the extent that the amortization of the deferred financing fees related to our operating credit or lease facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses and Costs

During the year ended December 31, 2015, we incurred net refinancing expenses of $5.8 million, compared to $0.1 million in 2014. The costs in 2015 related to the termination and repayment of term loans. In 2014, we wrote-off deferred financing fees related to the repayment of a fixed-rate loan and recognized a net gain of $3.8 million realized on the early termination of the lease financing structure related to five 4500 TEU vessels.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $54.6 million for the year ended December 31, 2015, compared to a loss of $105.7 million for 2014. The change in fair value was primarily due to decreases in the forward LIBOR curve for instruments with terms greater than four years and the effect of the passage of time.  The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us.  These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments.  Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $77.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

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

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Income on Investment

We had a 10.8% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2016.  The equity income of $5.1 million for the year ended December 31, 2015 represents our share of income in GCI. Our equity income in 2014 was $0.3 million.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following discussion of our financial condition and results of operations is for the years ended December 31, 2014 and 2013.  The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2014 and 2013.

Year Ended December 31,	2014	2013
Statement of operations data (in thousands of USD):
Revenue	$717,170	$677,090
Operating expenses:
Ship operating	166,097	150,105
Depreciation and amortization	181,527	172,459
General and administrative	30,462	34,783
Operating leases	9,544	4,388
Operating earnings	329,540	315,355
Other expenses (income):
Interest expense	88,159	60,496
Interest income	(10,653)	(2,045)
Undrawn credit facility fee	3,109	2,725
Amortization of deferred charges	10,342	9,477
Refinancing expenses and costs	70	4,038
Change in fair value of financial instruments(1)	105,694	(60,504)
Equity (income) loss on investment	(256)	670
Other expenses	1,828	1,470
Net earnings	$131,247	$299,028
Common shares outstanding at year end:	96,662,928	69,208,888
Per share data (in USD):
Basic earnings per Class A common share	$0.80	$3.36
Diluted earnings per Class A common share	0.79	2.93
Dividends paid per Class A common share	1.3475	1.1880
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$342,959	$327,669
Financing activities(2)	73,621	62,491
Investing activities(2)	(691,205)	(295,158)
Net increase (decrease) in cash and cash equivalents	$(274,625)	$95,002
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$201,755	$476,380
Vessels(3)	5,095,723	4,992,271
Other assets	597,915	479,110
Total assets	$5,895,393	$5,947,761

Current liabilities	$416,937	$520,406
Deferred revenue	7,343	4,143
Long-term debt	3,084,409	2,853,459
Other long-term liabilities	253,542	572,673
Fair value of financial instruments	387,938	425,375
Shareholders’ equity	1,745,224	1,571,705
Total liabilities and shareholders’ equity	$5,895,393	$5,947,761
Other data:
Number of vessels in operation at year end	77	71
Average age of fleet in years at year end	7.1	6.7
TEU capacity at year end	474,300	414,300
Average remaining initial term on outstanding charters	4.8	5.5
Fleet utilization(4)	99.0%	98.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

The cash flow data for 2014 has been recast to present non-cash draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

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

	Year Ended December 31,		Increase
	2014	2013	Days	%
Operating days	25,157	23,632	1,525	6.5%
Ownership days	25,408	24,109	1,299	5.4%

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2014	2013	$	%
Revenue	$717,170	$677,090	$40,080	5.9%
Ship operating expense	166,097	150,105	15,992	10.7%
Depreciation and amortization expense	181,527	172,459	9,068	5.3%
General and administrative expense	30,462	34,783	(4,321)	(12.4)%
Operating lease expense	9,544	4,388	5,156	117.5%
Interest expense	88,159	60,496	27,663	45.7%
Amortization of deferred charges	10,342	9,477	865	9.1%
Refinancing expenses and costs	70	4,038	(3,968)	(98.3)%
Change in fair value of financial instruments	105,694	(60,504)	166,198	274.7%
Equity (income) loss on investment	(256)	670	(926)	(138.2)%

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

During the year ended December 31, 2014 we completed dry-dockings for 10 vessels:

Vessel Class (TEU)	First Quarter	Second Quarter		Third Quarter	Fourth Quarter	Year Ended December 31, 2014
2500	—	1		1	—	2
4250	—	2	(1)	—	—	2
8500	—	—		—	2	2
5100	—	1		—	3	4
	—	4		1	5	10

During the year ended December 31, 2013 we completed dry-dockings for five vessels:

Vessel Class (TEU)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31, 2013
2500	—	2	3	—	5
	—	2	3	—	5

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

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2014	2013	$	%
Long-term debt	$3,382.4	$3,241.6	$140.8	4.3%
Other long-term liabilities, excluding deferred gains	214.5	611.6	(397.1)	(64.9)
Total borrowings	3,596.9	3,853.2	(256.3)	(6.7)
Less: Vessels under construction	(282.0)	(321.4)	39.4	12.3
Operating borrowings	$3,314.9	$3,531.8	$(216.9)	(6.1)%

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

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Income/Loss on Investment

We had a 10.8% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period, which is anticipated to be until March 2016.  The equity income of $0.3 million for the year ended December 31, 2014 represents our share of income in GCI. Our equity loss in 2013 was $0.7 million.

C.     Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2015, our cash and cash equivalents and short-term investments totaled $218.9 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, open market repurchases of our common shares, payment of our quarterly dividends, the purchase of the containerships we have contracted to build and the potential redemption of our Series C preferred shares.  The Series C preferred shares carry an annual dividend rate of 9.5% per $25.00 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016.  Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, lease payments and open market repurchases of common shares. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments, lease payments, open market repurchases of common shares and the future potential redemption of our Series D preferred shares, Series E preferred shares and our Notes. The Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and the Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed financings, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of February 29, 2016, the estimated remaining installments on the nine vessels we had contracted to purchase was approximately $667.1 million, which we expect to fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from additional equity offerings. Future debt or equity issuances may be considered for growth.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our Class A common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures, debt repayments, lease payments, and open market repurchases of securities, as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. In February 2011, our board of directors adopted a dividend policy aimed at increasing our dividends on our Class A common shares in a controlled and sustainable manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares over time. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of December 31, 2015. In addition, our long-term debt and lease obligations are described in notes 8 and 9, respectively, within our consolidated financial statements included in this Annual Report.

	Amount Outstanding(1)	Amount Committed	Amount Available
	(millions)	(millions)	(millions)
Long-Term Debt
Revolving credit facilities(2)	$1,057.1	$1,227.1	$170.0
Term loan credit facilities	1,985.1	2,216.4	231.3
Senior unsecured notes	345.0	345.0	—
Total Long-Term Debt	3,387.2	3,788.5	401.3
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	83.4	83.4	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	116.4	116.4	—
Leases for three 4500 TEU vessels	143.0	143.0	—
Total Lease Facilities	342.8	342.8	—
Total Long-Term Debt and Lease Facilities(3)	$3,730.0	$4,131.3	$401.3

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)	Includes a $5.0 million line of credit which was undrawn as at December 31, 2015.
(3)	At December 31, 2015, our operating borrowings were $3.5 billion (2014 — $3.3 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 73 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2015, our revolving credit facilities, term loan credit facilities and our Notes provided for borrowings of up to approximately $3.8 billion, of which approximately $3.4 billion was outstanding and $401.0 million was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of December 31, 2015. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2015 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2015. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears.  In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our five leased vessels.  These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At December 31, 2015, we had lease and other long-term obligations of approximately $342.8 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

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

Our credit and lease facilities also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. We were in compliance with these covenants as at December 31, 2015. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the years presented:

Year Ended December 31, (in thousands of USD)	2015	2014	2013
Net cash flow from operating activities	$335,872	$342,959	$327,669
Net cash flow from financing activities	394,527	73,621	62,491
Net cash flow used in investing activities	(716,634)	(691,205)	(295,158)

Operating Cash Flows

Net cash flows from operating activities were $335.9 million for the year ended December 31, 2015, a decrease of $7.1 million compared to 2014. The decrease in net cash flows from operating activities for the year ended December 31, 2015, compared to the prior year, was primarily due to a decrease in cash related to working capital of $37.9 million, partially offset by an increase in net earnings, excluding non-cash items, of $30.8 million. The decreases in cash related to working capital resulted primarily from timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and a decrease in general and administrative expense, partially offset by an increase in operating lease expenses, ship operating expense, interest expense and refinancing expenses and costs.

Net cash flows from operating activities were $343.0 million for the year ended December 31, 2014, an increase of $15.3 million compared to 2013.  The increase in net cash flows from operating activities for the year ended December 31, 2014, compared to the prior year, was primarily due to an increase in net earnings, excluding non-cash items, of $14.4 million, and an increase in cash related to working capital of $0.9 million.  The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and interest income, partially offset by an increase in ship operating expense and interest expense. The increase in cash related to working capital resulted primarily from timing differences, which are in the normal course of our operations.

For further discussion of changes in revenue and expenses, please read “Results of Operations.”

Financing Cash Flows

Net cash flows from financing activities were $394.5 million for the year ended December 31, 2015, an increase in cash from financing activities of $320.9 million, compared to 2014.  The increase in cash from financing activities for the year ended December 31, 2015, compared to 2014, was primarily due to a reduction in repayment of a lease financing structure, lower repayments of credit facilities, proceeds from the sale leaseback of four vessels and the refinancing of three 4500 TEU vessels. These increases were partially offset by a reduction in debt and equity financings and an increase in dividend payments on our common and preferred shares. Cash dividends on our common shares increased by $43.4 million due to an increase in our common share dividend from $0.345 per share to $0.375 per share and a decrease in reinvestments of cash dividends in our dividend reinvestment program. We also paid $3.3 million more in preferred share dividends, primarily due to the issuance of 5.4 million Series E preferred shares in February 2014.

Net cash flows from financing activities were $73.6 million for the year ended December 31, 2014, an increase in cash from financing activities of $11.1 million, compared to 2013.  The increase in cash from financing activities for the year ended December 31, 2014, compared to 2013, was primarily due to drawdown of our credit facilities, proceeds from the issuance of our Notes and Series E preferred shares, and proceeds from the sale-leaseback of three 10000 TEU vessels, partially offset by an increase in repayments on credit facilities, early termination of the lease financing structure related to five 4500 TEU vessels, an increase in dividend payments and a reduction in common share issuances.

Investing Cash Flows

Net cash flows used in investing activities were $716.6 million for the year ended December 31, 2015, an increase in cash used of $25.4 million, compared to 2014.  The increase in cash used in investing activities for the year ended December 31, 2015, compared to the prior year, was due primarily to an increase in vessel expenditures due to the increased size of our newbuilding fleet, the release of restricted cash associated with the early termination of the lease financing structure for five 4500 TEU vessels in the prior year and an increase in cash used to purchase short-term investments. The increases in cash used were partially offset by the repayment of loans by GCI.

Net cash flows used in investing activities were $691.2 million for the year ended December 31, 2014, an increase in cash used of $396.0 million, compared to 2013.  The increase in cash used in investing activities for the year ended December 31, 2014, compared to the prior year, was due primarily to an increase in vessel expenditures due to the increased size of our newbuilding fleet, an increase in loans to GCI related primarily to newbuilding installment payments paid by us on behalf of GCI, and an increase in purchases of other assets. The increases in cash used were partially offset by cash flows from the release of restricted cash associated with the early termination of the lease financing structure for five 4500 TEU vessels and a reduction in cash used to purchase short-term investments.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately eight years. Capital expenditures primarily relate to our regularly scheduled dry-dockings.  In 2015 we completed 26 dry-dockings, compared to 10 dry-dockings in 2014. In 2015, a total of 26 vessels dry-docked, of which 16 vessels, eight vessels and two vessels underwent their first five-year, 10-year and 15-year drydockings. In 2016, we expect nine vessels and five vessels to undergo their five-year and 10-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	future operating and interest costs;
•	future operating and financing costs are unknown and we use foreign currency forward contracts and interest rate swaps to manage certain foreign currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends.  Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued:

	Year Ended December 31,
	2015	2014
	(in thousands of USD, except per share amounts)
Dividends on Class A common shares
Declared, per share	$1.4700	$1.3475
Paid in cash	105,691	62,310
Reinvested in common shares through our dividend reinvestment program	38,862	64,696
	$144,553	$127,006
Dividends on preferred shares
Series A, accrued(1)	$—	$3,395
Series C, paid in cash	$32,396	$32,456
Series D, paid in cash	$10,124	$10,146
Series E, paid in cash	$11,135	$7,951

(1)	On January 30, 2014, our Series A preferred shares converted into a total of 23,177,175 Class A common shares.

Our board of directors has adopted a dividend policy aimed at increasing our dividends on our Class A common shares in a controlled and sustainable manner that preserves our long-term financial strength and ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares over time. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

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

Revenue assumptions are based on contracted time charter rates up to the end of the life of the current contract of each vessel, as well as an estimated time charter rate, adjusted for future inflation, for the remaining life of the vessel after the completion of its current contract.  The estimated time charter rates for non-contracted revenue days are based on 10-year average time charter rates incorporating historical time charter rate data from an independent third-party maritime research service provider, as well as recent market charter rates relevant to future periods.

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

Impairment Analysis

Based on our analysis, we believe the estimated undiscounted future net cash flows for each vessel were in excess of each vessel’s carrying value, and accordingly, no impairment was recorded for vessels held for use as of December 31, 2015 and 2014.

Based on current market conditions, we intend to continue to hold and operate our vessels. Our impairment risk is higher for our vessels under 5000 TEUs due to the low current market values relative to the vessel prices we paid to acquire them.  We expect that 15 and 13 vessels will come off charter in 2016 and 2017, of which six and eight vessels will come off their long-term charters in 2016 and 2017, respectively.

If time charter rates do not improve meaningfully from current market rates during the next three to six months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs.  In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value.  Based on information available at December 31, 2015 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2015.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2015. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2015 and, accordingly, have not recorded an impairment charge as of that date.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2015(1) (in millions of USD)	Vessel Carrying Value at December 31, 2014 (in millions of USD)
YM Wish	14000	2015	$111.5	$—
YM Wellhead	14000	2015	111.4	—
YM Witness	14000	2015	108.0	—
COSCO Glory	13100	2011	149.0	154.1
COSCO Pride	13100	2011	150.4	155.2
COSCO Development	13100	2011	150.6	156.0
COSCO Harmony	13100	2011	150.5	155.9
COSCO Excellence	13100	2012	154.9	160.3
COSCO Faith	13100	2012	155.0	160.4
COSCO Hope	13100	2012	154.6	159.9
COSCO Fortune	13100	2012	154.6	160.2
Hanjin Buddha	10000	2014	97.6	100.2
Hanjin Namu	10000	2014	97.9	100.4
Hanjin Tabul	10000	2014	97.9	100.3
Maersk Guayaquil	10000	2015	90.4	—
CSCL Zeebrugge	9600	2007	85.1	88.6
CSCL Long Beach	9600	2007	86.6	90.1
CSCL Oceania	8500	2004	50.4	52.4
CSCL Africa	8500	2005	50.6	52.7
COSCO Japan	8500	2010	105.1	108.5
COSCO Korea	8500	2010	105.7	108.7
COSCO Philippines	8500	2010	105.2	108.8
COSCO Malaysia	8500	2010	105.6	109.2
COSCO Indonesia	8500	2010	106.7	109.8
COSCO Thailand	8500	2010	109.0	111.9
COSCO Prince Rupert	8500	2011	111.4	114.4
COSCO Vietnam	8500	2011	110.7	114.7
MOL Emerald	5100	2009	64.9	67.3
MOL Eminence	5100	2009	65.7	68.2
MOL Emissary	5100	2009	66.1	68.6
MOL Empire	5100	2010	66.8	69.2
MOL Excellence	4600	2003	22.2	23.0
MOL Efficiency	4600	2003	22.3	23.2
Brotonne Bridge	4500	2010	79.9	82.9
Brevik Bridge	4500	2011	81.3	84.3
Bilbao Bridge	4500	2011	80.8	83.7
Berlin Bridge	4500	2011	83.4	86.4
Budapest Bridge	4500	2011	85.0	88.1
Seaspan Hamburg	4250	2001	24.1	25.3
Seaspan Chiwan	4250	2001	24.7	25.9
Seaspan Ningbo	4250	2002	26.7	28.0
Seaspan Dalian	4250	2002	27.6	29.0
Seaspan Felixstowe	4250	2002	27.8	29.3
CSCL Vancouver	4250	2005	27.8	28.9
CSCL Sydney	4250	2005	28.1	29.3
CSCL New York	4250	2005	28.3	29.4
CSCL Melbourne	4250	2005	36.2	37.8
CSCL Brisbane	4250	2005	36.3	37.8
New Delhi Express	4250	2005	39.4	41.0

Dubai Express	4250	2006	39.6	41.3
Jakarta Express	4250	2006	39.8	41.5
Saigon Express	4250	2006	40.2	41.7
Lahore Express	4250	2006	40.5	42.2
Rio Grande Express	4250	2006	41.0	42.7
Seaspan Santos	4250	2006	41.1	42.8
Rio de Janeiro Express	4250	2007	42.2	43.8
Manila Express	4250	2007	42.0	43.7
CSAV Loncomilla	4250	2009	51.6	53.6
CSAV Lumaco	4250	2009	51.2	53.2
Seaspan Lingue	4250	2010	53.5	55.4
Seaspan Lebu	4250	2010	53.8	55.7
COSCO Fuzhou	3500	2007	36.9	38.5
COSCO Yingkou	3500	2007	37.7	39.2
CSCL Panama	2500	2008	33.7	34.9
CSCL São Paulo	2500	2008	34.1	35.3
CSCL Montevideo	2500	2008	34.0	35.4
CSCL Lima	2500	2008	34.1	35.4
CSCL Santiago	2500	2008	34.1	35.4
CSCL San Jose	2500	2008	34.2	35.5
CSCL Callao	2500	2009	34.7	36.0
CSCL Manzanillo	2500	2009	35.2	36.5
Guayaquil Bridge	2500	2010	36.0	37.2
Calicanto Bridge	2500	2010	36.2	37.5
Total			$5,069.2	$4,813.7

(1)

At December 31, 2015, except for the YM Wish, YM Wellhead, YM Witness and Maersk Guayaquil, the vessel’s charter-free market value is lower than its carrying value.  The aggregate carrying value of those vessels whose charter-free market value is lower than its carrying value is $4.6 billion.  The estimated aggregate charter-free market value of these vessels is $2.5 billion.  Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.  Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceed their carrying values at December 31, 2015.

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

The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting unit is estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of our Manager, which is tested annually for impairment, was tested for impairment at November 30, 2015.  Based on the results of this test, the discounted cash flows substantially exceeded the carrying value of the reporting unit, which is considered to be our business as a whole.  Key assumptions that impact the fair value of the reporting unit include the charter rates our vessels earn when employed, our ability to utilize the vessels in our fleet, the operating life of our vessels, the inflation rate and our cost of capital.

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

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2016-02, “Leases”.  ASU 2016-02 will require lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016 -01, “Recognition and Measurement of Financial Assets and Financial Liabilities”.  ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The standard does not apply to equity method investments or investments in consolidated subsidiaries.  For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income.  The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements.”  The guidance in ASU 2015-03 (as described below) does not address the presentation or subsequent measurement of debt issuance costs related to line of credit, or LOC, arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs. We are currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers”, by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis.” ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination. ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2015, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2015, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Fixed-rate long-term debt obligations	$448,832	$12,772	$25,545	$370,545	$39,970
Variable-rate long-term debt obligations(1)	2,938,363	274,574	544,670	900,618	1,218,501
Purchase obligations for additional vessels	667,147	373,247	293,900	―	―
Lease obligations(2)	408,675	36,898	79,968	169,496	122,313
Operating leases(3)	827,126	76,993	156,112	157,545	436,476
Total	$5,290,143	$774,484	$1,100,195	$1,598,204	$1,817,260

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.35% to 4.75% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 5.170% to 5.945% per annum.  For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $60.0 million (less than one year), $101.4 million (one to three years), $59.0 million (three to five years) and $60.7 million (more than five years).  Expected interest payments are based on LIBOR plus margins at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Represents payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at variable rates of LIBOR plus margins ranging from 2.60% to 3.00% per annum. Expected interest payments are based on LIBOR plus margins at the date our lease facilities were entered into.

(3)

Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.50% to 3.00% per annum. Expected interest payments are based on either LIBOR plus margins at the date our operating leases were entered into, or at December 31, 2015.

Item 6.	Directors, Senior Management and Employees

A.     Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of February 29, 2016, and their ages as of December 31, 2015 are listed below:

Name	Age	Position
Kyle R. Washington	46	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	53	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	57	Chief Operating Officer
Mark Chu	48	Interim Chief Financial Officer, General Counsel and Vice President, Corporate Development
John C. Hsu	52	Director
Harald H. Ludwig	61	Director
David Lyall	59	Director
Nicholas Pitts-Tucker	65	Director
Graham Porter	45	Director and Co-Founder
Peter S. Shaerf	61	Deputy Chair of the board of directors

Kyle R. Washington.  Kyle R. Washington was appointed as chairman of our board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., our Manager and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of the Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI.  He retired from MagIndustries Corp. in June 2015.  From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Peter Curtis. Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by our Manager, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulk carriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. Mr. Curtis has served on our board of directors of The North England P&I Association Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his Bachelor of Science in business from Stellenbosch University in South Africa.

Mark Chu.  Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013, vice president, corporate development in September 2015 and interim CFO in November 2015. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP.  His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

John C. Hsu.  John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He also is a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director.  Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital.  Also, he is currently director of Isola Capital, a multi-family office based in Hong Kong which manages direct investments in Asian private equity.  From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider).  From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms.  From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in US-listed technology companies.  Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Harald H. Ludwig.  Harald H. Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall.  David Lyall was appointed as a director in May 2012 and is a member of the governance and conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100 percent employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities Inc. has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the audit committee.  He is also a member of the compensation committee as well as the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia.  At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the Board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non‑executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan.  In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton. Mr. Pitts‑Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was elected as a director of the Company in April 2010. Mr. Porter has also served as a director of the Manager and certain of its operating subsidiaries since August 2005,and served as an executive officer of such entities prior to the Company’s acquisition of the Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group Investments Ltd., an investment firm based in the Cayman Islands which, through its affiliated companies, holds shares in the Company and in other shipping ventures. Mr. Porter graduated with a B. Com. degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia. He resides in Hong Kong.

Peter S. Shaerf. Peter S. Shaerf was elected as a director in August 2005 and is chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as Deputy Chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a Managing Director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a U.K based maritime security company.  He is the Chairman Emeritus and past Chairman of New York Maritime Inc.(NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. Government sponsored Marine National Advisory Council.  Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2015, each non-employee member of our board of directors received an annual cash retainer of $60,000. Mr. Washington also received an additional $40,000 for his service during 2015 as co-chairman of our board of directors and Peter S. Shaerf received an additional $30,000 for his service during 2015 as deputy chairman of our board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $20,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. For the period January 1 to April 24, 2015, this payment was split between the co-chairs, Nicholas Pitts-Tucker and John C. Hsu. Each compensation committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the governance and conflicts committee received an annual payment of $20,000 and each member of the governance and conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each governance and conflicts committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, received a payment of $1,500 per meeting.

In addition, in 2015, the chair of the governance and conflicts committee received an additional payment of $100,000 and each other member of the governance and conflicts committee, as well as John C. Hsu, received an additional payment of $50,000 in consideration of extra time and effort expended on business and strategic matters over the course of 2015.

For 2015, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the years ended December 31, 2015 and 2014, we paid to our directors and management (14 persons in 2015 and 14 persons in 2014) aggregate cash compensation of approximately $6.1 million and $4.9 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to Mr. Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement, including information about the award of SARs we granted to Mr. Wang in connection with the amended and restated employment agreement, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang.”

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, which is administered by the board, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our board of directors. In December 2015, we amended and restated the Plan to increase the number of common shares reserved for issuance under the Plan to 3,000,000 and extend the term of the Plan to indefinite. On January 1, 2015, each of our non-employee directors was awarded 6,421 restricted shares, which vested on January 1, 2016.  In 2015, we also granted an aggregate of 100,000 phantom share units to our executive officers, other than our chief executive officer under the Plan.  These grants are subject to a three-year annual vesting period which began on January 1, 2016.

SSML has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2015, SSML granted awards to our executive officers comprised of an aggregate of $0.2 million cash and 9,899 common shares of Seaspan.

In 2013, the Company granted 1,664,457 SARs to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.  Please see note 12 to our consolidated financial statements included in this Annual Report for additional information about outstanding SARs and phantom share units.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2015 will be included as part of our proxy statement, which will be filed with the SEC as a Report on Form 6-K.

C.     Board Practices

General

As of February 29, 2016, our board of directors consists of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. The co-chairmen of our board of directors are Gerry Wang and Kyle R. Washington.  The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of our board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

Our board of directors currently has the following three committees: audit committee, compensation committee, and governance and conflicts committee. The membership of the committees during 2015 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2015, our board of directors held six meetings and the audit committee held four meetings.  In April 2015, the governance function performed by the compensation committee (formerly, the compensation and governance committee) was moved to the governance and conflicts committee (formerly, the conflicts committee). Prior to this change in April 2015, the compensation and governance committee held three meetings and the conflicts committee held five meetings, and after this change, the compensation committee held two meetings and the governance and conflicts committee held 12 meetings.

The audit committee of our board of directors is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. From January 1 to April 24, 2015, the audit committee members were George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. For the remainder of 2015, the audit committee members were Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All current members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence and (4) the performance of our internal audit function and independent auditors.

The compensation committee of our board of directors is composed entirely of directors who satisfy applicable NYSE independence standards. From January 1 to April 24, 2015, the compensation committee (then the compensation and governance committee) consisted of John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. For the remainder of 2015, the compensation committee members were John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf. The compensation committee: (1) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (2) produces a report on executive compensation, which is included in our proxy statement; (3) otherwise discharges our board of director’s responsibilities relating to the compensation of our officers and directors and (4) performs such other functions as our board of directors may assign to the committee from time to time.

The governance and conflicts committee of our board of directors consists of Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (1) assists our board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of our board of directors and (2) reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards.  The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, our board of directors approves such adoption.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that five of our eight directors (being John C. Hsu, Harald H. Ludwig, David Lyall, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee that consist of three members and a governance and conflicts committee that consists of four directors, all of whom satisfy applicable NYSE standards for independence for domestic companies.

D.     Employees

As of December 31, 2015, approximately 4,400 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers, senior management and key employees; and
•	all our current directors and all current executive officers, senior management and key employees as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to February 29, 2016.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Kyle R. Washington(2)	6,472,716	6.6%
Graham Porter(3)	6,279,485	6.4%
Gerry Wang(4)	2,150,478	2.2%
Peter S. Shaerf	*	*
Peter Curtis	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker(5)	*	*
David Lyall	*	*
Harald H. Ludwig	*	*
Mark Chu	*	*
All directors, executive officers, senior management and key employees as a group (10 persons)	15,204,114	15.5%

(1)	Percentages are based on the 98,230,536 common shares that were issued and outstanding on February 29, 2016.
(2)

The number of common shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 2, 2016.

(3)

The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., as well as by certain members of his immediate family. Tiger Container Shipping Co. Ltd. is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information was provided to us by Mr. Porter on or about February 3, 2016.

(4)

The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company.  This information was provided to us by Mr. Wang on or about February 3, 2016.

(5)

The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 19, 2016.

(6)	Please see note 12 to our consolidated financial statements included in this Annual Report for a description of SARs granted to our executive officers and senior management.
*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common shares by each person known by us to be a beneficial owner of more than 5% of the common shares.  The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about February 29, 2016.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Dennis R. Washington(2)	38,656,710	39.4%
Copper Lion, Inc.(3)	12,578,331	12.8%
Graham Porter(4)	6,279,485	6.4%

(1)	Percentages are based on the 98,230,536 common shares that were issued and outstanding on February 29, 2016.
(2)

The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 28, 2016.

(3)

The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about January 28, 2016. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our largest shareholder.

(4)

The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., as well as by certain members of his immediate family. Tiger Container Shipping Co. Ltd. is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information was provided to us by Mr. Porter on or about February 3, 2016.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of February 29, 2016, a total of 50,905,690 of our Class A common shares were held by 44 holders of record in the United States.

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

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member and, as of June 2015, has an indirect ownership interest in the Tiger Member. In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.” In December 2012, we entered into an amended and restated employment agreement with Mr. Wang, which we amended in August 2014. Please read “—Employment Agreement and Other Related Agreements with Gerry Wang.”

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

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose, Members and Exclusivity

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. As of February 29, 2016, GCI has 15 vessels in operation and nine newbuilding vessels to be delivered, seven of which newbuilding vessels are subject to long-term charter contracts.

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

As at December 31, 2015, the Seaspan Member had made capital contributions of $40.9 million to GCI.

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

Mr. Wang and Mr. Porter hold economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, they have indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

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

Rights of First Refusal and First Offer

Right of First Refusal

We believe that, until expiration of our right of first refusal agreement with GCI, all of GCI’s containership investment opportunities, or Container Investment Opportunities identified by Gerry Wang, our chief executive officer and the chairman of the board of managers of GCI, will be subject to such right of first refusal. We may exercise this right until March 31, 2016, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by GCI. In addition, we have rights of first offer relating to certain containerships that GCI and the Washington Member may propose to sell or dispose of.  Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Prior to August 15, 2014, we were entitled to exercise our right of first refusal with respect to 100% of the vessels comprising Container Investment Opportunities.  As of August 15, 2014, we became entitled to exercise our right of first refusal with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

•	50% of the vessels comprising a Container Investment Opportunity plus
•	a number of vessels equal to:

(a) the total number of vessels with respect to which we previously exercised our right of first refusal, but which vessels were not purchased by us due to the refusal or failure of the other party or parties to the negotiated vessel contracts to execute the contracts (or in cases where such contracts are in the form of a letter of intent that contemplates definitive agreements, the other party's refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

(b) the excess of:

(i) the total number of vessels with respect to which we previously exercised our right of first refusal on or after August 15, 2014 and subsequently purchased, over

(ii) 50% of the aggregate number of all vessels comprising all previous Container Investment Opportunities on or after August 15, 2014.

We have a similar right of first refusal with respect to the acquisition of companies that own containerships which comprise more than 50% of such company's assets.

The right of first refusal will terminate upon the earliest to occur of:

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

Related Party Loans

Please see note 3 to our consolidated financial statements included in this Annual Report for a description of loans to affiliates.

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang serves as our chief executive officer. We entered into amended and restated employment and transaction services agreements with Mr. Wang in December 2012, which agreement we amended in August 2014.

The term of Mr. Wang’s employment with us continues until the termination of our right of first refusal with GCI, which is scheduled to expire on March 31, 2016, unless earlier terminated.  We are in discussion with Mr. Wang regarding a new employment agreement that would extend beyond March 31, 2016. We can provide no assurances as to whether we and Mr. Wang will enter into a new employment agreement or the terms of any such agreement. The amended transaction services agreement becomes effective following any termination of Mr. Wang’s employment with us and also expires upon termination of our right of first refusal with GCI.

Mr. Wang’s employment agreement with us provides that he receives an annual base salary of $1.25 million, an annual housing allowance of $0.25 million and an annual target performance bonus of $1.2 million, with the bonus payable 50% in cash and 50% in our common shares. In addition, Mr. Wang receives transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang.  The transaction fees are paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares.  During the years ended December 31, 2015, 2014 and 2013, Mr. Wang received transaction fees of approximately $9.5 million, $7.3 million and $3.5 million, respectively.

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

	Number of SARs	Base Price	Expiration Date
Tranche 1	1,846,154	US$21.50	December 7, 2015
Tranche 2	1,898,734	US$24.00	December 7, 2016
Tranche 3	1,929,260	US$26.50	December 7, 2017
Total:	5,674,148

The SARs were expensed by tranche over each tranche’s derived service period.  The tranche 1 SARS vested in 2013.

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

As at December 31, 2015, a total of 887,739 of our common shares owned by Mr. Wang and certain of his family members and affiliates were subject to a five-year lock-up agreement entered into in March 2011, as amended, in connection with our investment in GCI. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their then existing shares for three years, and 25% of such shares for years four and five, in each case commencing March 14, 2011. In addition, Mr. Wang has agreed to retain ownership of 50% of the net after-tax number of common shares received upon exercise of the SARs until the later of March 31, 2016 and 120 days after the exercise date with respect to such common shares, as described above.

We have agreed to register with the SEC the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis and Mark Chu have employment arrangements with SSML.

Arrangements and Fees with Tiger Group Entities

In connection with certain financial transactions involving us, Tiger Group and Tiger Ventures Limited have received fees for consulting services and certain other services rendered in connection with the arrangement, structuring and negotiation of the transactions. Tiger Group and Tiger Ventures Limited are controlled by Graham Porter, one of our directors. Pursuant to a financial services agreement we entered into with Tiger Venture Limited in March 2011, Tiger Ventures Limited is entitled to financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions, in each case, to be paid regardless of whether Tiger Ventures Limited assisted in arranging such financing. The arrangement fees are paid either in cash or, at our discretion, a combination of cash and up to 50% in our common shares

During the years ended December 31, 2015, 2014 and 2013, we incurred aggregate consulting and arrangement fees of $8.6 million, $4.5 million and $6.6 million, respectively, to Tiger Group and Tiger Ventures Limited.

Graham Porter Agreement

In March 2011, in connection with our investment in GCI, we entered into an agreement with our director Graham Porter pursuant to which we have reduced Mr. Porter’s fiduciary duties in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with GCI and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle —Rights of First Refusal and First Offer.”

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI and our acquisition of our Manager in 2012, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors, as well as Gerry Wang, our chief executive officer and co-chairman, are parties to one or more of these agreements. Certain of the registration rights agreements give the counterparties piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

Tier 1 Participants are entitled to severance benefits on a qualifying termination for a two-year period following a change of control and they will receive from us 30 months of their current base salary and bonuses. Tier 2 and Tier 3 Participants are entitled to severance benefits on a qualifying termination for a one-year period following a change of control and will receive from us 18 months and nine months, respectively, of their current base salary and bonus. All Participants will also become fully vested in all outstanding incentive awards in addition to receiving their severance benefits. Participants will also receive certain other benefits, including but not limited to health, dental and life insurance benefits for a three-month period subject to the permission of the benefits carrier.

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share.  From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, from the first quarter of 2011 to the fourth quarter of 2011, our quarterly dividend was $0.188 per share, for each quarter of 2012,  our dividend was $0.25 per share, for each quarter of 2013,  our dividend was $0.3125 per share, for each quarter of 2014,  our dividend was $0.345 per share and for each quarter of 2015,  our dividend was $0.375.

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

Our board of directors has adopted a dividend policy aimed at increasing our dividends on our Class A common shares in a controlled and sustainable manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares over time, while continuing to permit us to pursue our growth strategy and accommodating for the economic climate. It is our goal to increase our dividend over time through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

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

•

the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities and future indebtedness could contain covenants that are even more restrictive;  in addition, our credit facilities require us to comply with various financial covenants, and our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing under our credit facilities or if the payment of the dividend would result in an event of default;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and
•	our common shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

For the 2016 fiscal year, we expect to pay an annual dividend of $1.50, in the following manner:

Record Date	Payment Date	Amount Per Share
April 20, 2016	May 2, 2016	$0.375
July 20, 2016	August 1, 2016	0.375
October 20, 2016	October 31, 2016	0.375
January 20, 2017	January 30, 2017	0.375

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

	High	Low
January 1, 2011 to December 31, 2011	$21.33	$10.21
January 1, 2012 to December 31, 2012	19.98	13.50
January 1, 2013 to December 31, 2013	25.10	16.46
January 1, 2014 to December 31, 2014	24.36	16.81
January 1, 2015 to December 31, 2015	20.87	14.02
First quarter 2014	23.69	21.32
Second quarter 2014	24.08	21.10
Third quarter 2014	24.36	21.45
Fourth quarter 2014	21.44	16.81
First quarter 2015	19.10	17.04
Second quarter 2015	20.87	18.11
Third quarter 2015	19.70	14.80
Fourth quarter 2015	17.28	14.02
September 2015	17.39	14.95
October 2015	17.28	15.06
November 2015	16.77	14.92
December 2015	16.38	14.02
January 2016	16.98	13.67
February 2016	17.18	14.97
March 1 through March 4, 2016	18.36	16.95

Our Series C preferred shares are traded on the NYSE under the symbol “SSW PR C.”.  The following table sets forth the high and low prices for the Series C preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 2, 2011 to December 31, 2011	$29.33	$25.03
January 1, 2012 to December 31, 2012	29.02	26.50
January 1, 2013 to December 31, 2013	28.40	25.50
January 1, 2014 to December 31, 2014	28.10	25.52
January 1, 2015 to December 31, 2015	27.35	24.06
First quarter 2014	27.89	26.10
Second quarter 2014	27.90	26.50
Third quarter 2014	28.10	25.95
Fourth quarter 2014	27.87	25.52
First quarter 2015	27.35	26.09
Second quarter 2015	27.27	25.37
Third quarter 2015	26.33	24.06
Fourth quarter 2015	26.03	24.10
September 2015	25.50	24.65
October 2015	26.03	25.21
November 2015	25.76	24.89
December 2015	25.34	24.10
January 2016	25.20	22.00
February 2016	24.95	23.10
March 1 through March 4, 2016	24.63	24.30

Our Series D preferred shares are traded on the NYSE under the symbol “SSW PR D.”.  The following table sets forth the high and low prices for the Series D preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
December 21, 2012 to December 31, 2012	$25.35	$24.61
January 1, 2013 to December 31, 2013	27.50	24.55
January 1, 2014 to December 31, 2014	27.34	24.25
January 1, 2015 to December 31, 2015	26.67	21.28
First quarter 2014	25.96	24.71
Second quarter 2014	26.64	25.15
Third quarter 2014	27.34	25.90
Fourth quarter 2014	26.89	24.25
First quarter 2015	26.67	25.35
Second quarter 2015	26.60	24.90
Third quarter 2015	25.10	21.28
Fourth quarter 2015	24.94	22.05
September 2015	23.41	21.28
October 2015	24.94	22.85
November 2015	24.35	23.34
December 2015	24.40	22.05
January 2016	24.80	22.08
February 2016	24.75	20.73
March 1 through March 4, 2016	23.20	22.23

Our Series E preferred shares are traded on the NYSE under the symbol “SSW PR E.”.  The following table sets forth the high and low prices for the Series E preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 10, 2014 through December 31, 2014	$26.95	$24.25
January 1, 2015 to December 31, 2015	26.56	20.79
February 10, 2014 to March 31, 2014	25.67	24.60
Second quarter 2014	26.65	25.47
Third quarter 2014	26.95	25.90
Fourth quarter 2014	26.60	24.25
First quarter 2015	26.41	25.10
Second quarter 2015	26.56	24.95
Third quarter 2015	25.66	20.79
Fourth quarter 2015	25.68	22.82
September 2015	24.23	22.80
October 2015	25.68	23.87
November 2015	25.11	24.25
December 2015	24.95	22.82
January 2016	24.12	21.15
February 2016	23.26	19.45
March 1 through March 4, 2016	22.40	21.40

Our Notes are traded on the NYSE under the symbol “SSWN.”. The following table sets forth the high and low prices for our Notes on the NYSE since the date of listing for the periods indicated.

	High	Low
April 8, 2014 through December 31, 2014	$25.94	$23.90
January 1, 2015 to December 31, 2015	25.99	22.00
April 8, 2014 through June 30, 2014	25.79	25.00
Third quarter 2014	25.94	24.66
Fourth quarter 2014	25.75	23.90
First quarter 2015	25.99	24.35
Second quarter 2015	25.72	24.75
Third quarter 2015	25.65	24.76
Fourth quarter 2015	25.20	22.00
September 2015	25.23	24.76
October 2015	25.20	24.76
November 2015	24.95	24.06
December 2015	24.79	22.00
January 2016	24.50	22.75
February 2016	24.25	22.95
March 1 through March 4, 2016	24.73	23.75

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our articles of incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report.  Amendments to our articles of incorporation were previously filed as Exhibit 3.2 to Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014 and as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015. Our amended and restated bylaws were previously filed as Exhibit 1.2 to Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012, and an amendment to our amended and restated bylaws was previously filed as Exhibit 3.5 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015, and are hereby incorporated by reference into this Annual Report.  In connection with our Series A preferred share offering, Series B preferred share offering, Series C preferred share offering, Series D preferred share offering, Series E preferred share offering, and the authorization of Series R preferred shares with respect to our shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of Corporations of the Republic of the Marshall Islands.  Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation.  The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report.  The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report.  The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report.  The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders, are convened are described in our bylaws.

We previously had in place a shareholder rights agreement that could have had the effect of delaying, deferring or preventing a change in control of Seaspan. The shareholder rights agreement was originally adopted in August 2005 and expired in November 2015.

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

(c) Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to Form 6-K/A, filed with the SEC on October 10, 2007.

(d) Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to Form 20-F, filed with the SEC on March 24, 2008.

(e) U.S. $920,000,000 Reducing Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(f) Amended and Restated Shareholders Rights Agreement dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.1 to Form 8-A, filed with the SEC on April 19, 2011, as amended by Amendment No. 1 to Amended and Restated Shareholders Rights Agreement dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.6 to Form 6-K, filed with the SEC on January 30, 2012, Amendment No. 2 to Amended and Restated Shareholders Rights Agreement dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.3 to Form 8-A12B, filed with the SEC on December 27, 2012 and Amendment No. 3 to Amended and Restated Shareholders Rights Agreement dated July 30, 2015, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on July 31, 2015.

(g) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

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

(k) Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of January 1, 2009, previously filed as Exhibit 4.34 to Form 20-F, filed with the SEC on March 31, 2009.

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

(o) Amended and Restated Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, previously filed as Exhibit 4.42 to Form 20-F, filed with the SEC on March 18, 2013.

(p) Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, previously filed as Exhibit 4.43 to Form 20-F, filed with the SEC on March 18, 2013.

(q) Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, previously filed as Exhibit 4.44 to Form 20-F, filed with the SEC on March 18, 2013.

(r) Stock Appreciation Rights and Grant Notice between Seaspan Corporation and Gerry Wang, dated December 7, 2012, previously filed as Exhibit 4.45 to Form 20-F, filed with the SEC on March 18, 2013.

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

(v) Form of Lockup Agreement, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on January 30, 2012.

(w) U.S. $1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013, previously filed as Exhibit 4.47 to Form 20-F, filed with the SEC on March 11, 2014.

(x) Amendment to Right of First Refusal Agreement dated August 11, 2014 among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, previously filed as Exhibit 4.30 to Form 20-F, filed with the SEC on March 10, 2015.

(y) Amendment to Amended and Restated Executive Employment Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang, previously filed as Exhibit 4.31 to Form 20-F, filed with the SEC on March 10, 2015.

(z) Amendment to Amended and Restated Transaction Services Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang, previously filed as Exhibit 4.32 to Form 20-F, filed with the SEC on March 10, 2015.

(aa) Amendment to Financial Services Agreement dated August 19, 2014 between Seaspan Corporation and Tiger Ventures Limited, previously filed as Exhibit 4.33 to Form 20-F, filed with the SEC on March 10, 2015.

(bb) Amendment to Lock Up Agreement dated August 19, 2014 among Seaspan Corporation and Gerry Wang, previously filed as Exhibit 4.34 to Form 20-F, filed with the SEC on March 10, 2015.

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

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2015 and we believe we will be treated as a CFC in 2016. It is unclear whether we would be treated as a CFC in future years.

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

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of passive income. For the purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision, or AOD 2010-01, that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC.  Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

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

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, exceeding certain thresholds, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

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

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

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

Interest Rate Risk

As of December 31, 2015, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $1.8 billion.  These interest rate swaps and swaptions have a fair value of $33.6 million in our favor and $336.9 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2015 that are sensitive to changes in interest rates.  Please see notes 8 and 9 to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In thousands of USD	2016	2017	2018	2019	2020	Thereafter
Credit facilities(1)	$274,574	$270,092	$274,578	$558,441	$342,177	$1,218,501
Lease facilities(2)	13,645	16,408	17,484	18,587	19,753	113,923
Operating leases(3)	75,011	76,003	77,008	78,055	79,130	436,476

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

As of December 31, 2015, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2015 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$694,987	$694,987	August 31, 2007	August 31, 2017(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	243,542	243,542	January 30, 2014	May 31, 2019
5.6000%	162,400	162,400	June 23, 2010	December 23, 2021(2)
5.5950%	95,500	95,500	August 28, 2009	August 28, 2020(3)
5.2600%	95,500	95,500	July 3, 2006	February 26, 2021(2)
5.4975%	47,100	47,100	July 31, 2012	July 31, 2019(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	―	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	Swap counterparty has an early termination right in 2016 which may require us to settle the swap at the early termination date.

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

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. At December 31, 2015, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2015. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

We adopted a shareholder rights agreement in August 2005. The agreement expired in November 2015.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2015, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal controls over financial reporting as of December 31, 2015 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2015 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2015, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com).  We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder.  Please contact our chief financial officer Mark Chu for any such request at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong China, Fax: +852-2540-1689.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2015 was KPMG LLP, Chartered Accountants.

In 2015 and 2014, the fees billed to us by the accountants for services rendered were as follows:

	2015	2014
Audit Fees	$618,400	$677,400
Audit-Related Fees	―	―
Tax Fees	104,900	115,900
All Other Fees	―	25,900
	$723,300	$819,200

Audit Fees

Audit fees for 2015 include fees related to our annual audit, quarterly reviews and accounting consultations.

Audit fees for 2014 include fees related to our annual audit, quarterly reviews, accounting consultations and fees related to the public offering of our common and preferred shares and our Notes.

Tax Fees

Tax fees for 2015 and 2014 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

All other fees for 2014 relate to consultation services related to assistance with an information technology assessment project. No other fees for 2015 were paid to our principal accountants.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Class A Common Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 2015	16,724	$14.9983	16,724	$47,545,515
November 2015	79,088	14.9918	95,812	46,358,270
December 2015	848,712	14.6889	944,524	33,911,105

Series C Preferred Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
September 23 to 25, 2015	40,000	$25.4230	—	$—
October 2015	65,068	25.6878	65,068	73,329,163
November 2015	87,189	25.3017	152,257	71,119,913
December 2015	151,500	24.9354	303,757	67,340,465

Series D Preferred Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 2015	47,540	$23.7149	47,540	$23,871,510
November 2015	24,131	23.9409	71,671	23,293,114
December 2015	52,300	23.4239	123,971	22,070,387

Series E Preferred Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 2015	3,500	$23.9982	3,500	$24,915,877
December 2015	25,900	23.5426	29,400	24,305,241

(1)	The total number of shares purchased is based on the settlement date.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.
•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. However, our board of directors has determined that five of our eight directors (being John C. Hsu, David Lyall, Harald Ludwig, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies.

•

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee that consists of three directors and a governance and conflicts committee that consists of four directors, all of whom satisfy applicable NYSE standards for independence for domestic companies.

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

1.3

Second Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015).

1.4	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012).

1.5

First Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.5 to the Company’s Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015).

1.6

Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

1.7

Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on June 4, 2010).

1.8

Statement of Designation of the 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, dated January 27, 2011 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on January 28, 2011).

1.9

Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, dated December 12, 2012 (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on December 13, 2012).

1.10

Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, dated February 6, 2014 (incorporated herein by reference to Exhibit 3.4 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

1.11

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

4.3*	Seaspan Corporation Stock Incentive Plan dated December 23, 2015.

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

4.8

Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Peter Shaerf and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

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

4.14

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

4.16

Amendment to Right of First Refusal Agreement dated August 11, 2014 among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC (incorporated herein by reference to Exhibit 4.30 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 10, 2015).

4.17

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

4.19

Amendment to Financial Services Agreement dated August 19, 2014 between Seaspan Corporation and Tiger Ventures Limited (incorporated herein by reference to Exhibit 4.33 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 10, 2015).

4.20	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.21	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.26

Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.27	Form of Lockup Agreement (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

Exhibit Number	Description
4.28

Registration Rights Agreement, dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.29

Amended and Restated Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.42 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.30

Amendment to Amended and Restated Executive Employment Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang (incorporated herein by reference to Exhibit 4.31 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 10, 2015).

4.31

Amended and Restated Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.43 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.32

Amendment to Amended and Restated Transaction Services Agreement dated August 19, 2014 between Seaspan Corporation and Gerry Wang (incorporated herein by reference to Exhibit 4.32 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 10, 2015).

4.33

Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.44 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.34

Amendment to Lock Up Agreement, dated August 19, 2014 among Seaspan Corporation and Gerry Wang (incorporated herein by reference to Exhibit 4.34 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 10, 2015).

4.36

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

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Mark Chu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 10, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants

March 10, 2016

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Professional Accountants

March 10, 2016

Vancouver, Canada

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2015 and 2014

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$215,520	$201,755
Short-term investments	3,415	1,212
Accounts receivable (note 3)	24,065	23,742
Loans to affiliate (note 3)	219,649	237,908
Prepaid expenses	39,731	31,139
Gross investment in lease	37,783	21,170
	540,163	516,926
Vessels (note 4)	5,278,348	5,095,723
Deferred charges (note 5)	92,640	64,655
Gross investment in lease	—	37,783
Goodwill	75,321	75,321
Other assets (note 6)	89,056	67,308
Fair value of financial instruments (note 16(d))	33,632	37,677
	$6,109,160	$5,895,393
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13(a))	$76,386	$65,208
Current portion of deferred revenue (note 7)	22,199	27,671
Current portion of long-term debt (note 8)	287,346	298,010
Current portion of other long-term liabilities (note 9)	38,298	18,543
Fair value of financial instruments (note 16(d))	1,260	7,505
	425,489	416,937
Deferred revenue (note 7)	2,730	7,343
Long-term debt (note 8)	3,099,849	3,084,409
Other long-term liabilities (note 9)	468,023	253,542
Fair value of financial instruments (note 16(d))	336,886	387,938
Shareholders’ equity:
Share capital (note 10):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 23,673,403 shares issued and outstanding (2014 – 24,170,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 98,622,160 shares issued and outstanding (2014 – 96,662,928)	1,223	1,209
Treasury shares	(356)	(379)
Additional paid in capital	2,266,661	2,238,872
Deficit	(460,425)	(459,161)
Accumulated other comprehensive loss	(30,920)	(35,317)
	1,776,183	1,745,224
	$6,109,160	$5,895,393

Commitments and contingent obligations (note 14)

Subsequent events (note 17)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Revenue	$819,024	$717,170	$677,090
Operating expenses:
Ship operating	193,836	166,097	150,105
Cost of services, supervision fees	1,950	—	—
Depreciation and amortization	204,862	181,527	172,459
General and administrative	27,338	30,462	34,783
Operating leases (note 9(c))	40,270	9,544	4,388
	468,256	387,630	361,735
Operating earnings	350,768	329,540	315,355
Other expenses (income):
Interest expense	97,008	88,159	60,496
Interest income	(11,026)	(10,653)	(2,045)
Undrawn credit facility fees	3,100	3,109	2,725
Amortization of deferred charges (note 5)	11,685	10,342	9,477
Refinancing expenses (note 5)	5,770	70	4,038
Change in fair value of financial instruments (note 16(d))	54,576	105,694	(60,504)
Equity (income) loss on investment (note 6(a))	(5,107)	(256)	670
Other (income) expenses	(4,629)	1,828	1,470
	151,377	198,293	16,327
Net earnings	$199,391	$131,247	$299,028
Earnings per share (note 11):
Class A common share, basic	$1.46	$0.80	$3.36
Class A common share, diluted	1.46	0.79	2.93

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net earnings	$199,391	$131,247	$299,028
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 16 (d))	4,397	5,311	6,212
Comprehensive income	$203,788	$136,558	$305,240

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2015, 2014 and 2013

	Number of										Accumulated
	common	Number of							Additional		other	Total
	shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2012	63,042,217	200,000	14,000,000	3,105,000	—	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Net earnings	—	—	—	—	—	—	—	—	—	299,028	—	299,028
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	6,212	6,212
Series D preferred shares issued (note 10(b))	—	—	—	2,000,000	—	—	20	—	49,980	—	—	50,000
Class A common shares issued	3,500,000	—	—	—	—	35	—	—	76,965	—	—	77,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,959)	—	—	(5,959)
Dividends on class A common shares	—	—	—	—	—					(76,340)		(76,340)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(38,493)	—	(38,493)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	1,174	(1,174)	—	—
Shares issued through dividend reinvestment program	1,561,838	—	—	—	—	16	—	—	31,945	—	—	31,961
Share-based compensation expense (note 12): Restricted class A common shares, phantom share units and stock appreciation rights issued	79,088	—	—	—	—	—	—	—	14,004	—	—	14,004
Other share-based compensation	206,200	—	—	—	—	2	—	—	4,740	—	—	4,742
Fleet growth payments	820,697	—	—	—	—	8	—	—	(8)	—	—	—
Preferred shares repurchased, including related expenses	—	—	(334,469)	—	—	—	(3)	—	(8,287)	(660)	—	(8,950)
Treasury shares	(1,152)	—	—	—	—	—	—	(67)	—	—	—	(67)
Balance, December 31, 2013, carried forward	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2015, 2014 and 2013

	Number of										Accumulated
	common	Number of							Additional		other	Total
	shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2013, carried forward	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	131,247	—	131,247
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	5,311	5,311
Conversion of Series A preferred shares	23,177,175	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—
Series E preferred shares issued (note 10(b))	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000
Class A common shares issued (note 10(a))	206,600	—	—	—	—	2	—	—	4,731	—	—	4,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,073)	—	—	(5,073)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(127,007)	—	(127,007)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(50,443)	—	(50,443)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	1,166	(1,166)	—	—
Shares issued through dividend reinvestment program	3,043,731	—	—	—	—	31	—	—	64,666	—	—	64,697
Share-based compensation expense (note 12): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	214,464	—	—	—	—	2	—	—	7,699	—	—	7,701
Other share-based compensation	344,438	—	—	—	—	3	—	—	7,350	—	—	7,353
Fleet growth payments	468,968	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(1,336)	—	—	—	—	—	—	—	—	—	—	—
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2015, 2014 and 2013

	Number of										Accumulated
	common	Number of							Additional		other	Total
	shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 12): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	—	(343,757)	(123,971)	(29,400)	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015	98,622,160	—	13,321,774	4,981,029	5,370,600	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Cash from (used in):
Operating activities:
Net earnings	$199,391	$131,247	$299,028
Items not involving cash:
Depreciation and amortization	204,862	181,527	172,459
Share-based compensation (note 12)	4,528	8,301	14,604
Amortization of deferred charges (note 5)	11,685	10,342	9,477
Amounts reclassified from other comprehensive loss to interest expense	3,319	4,259	5,330
Unrealized change in fair value of financial instruments	(53,252)	(13,064)	(187,522)
Equity (income) loss on investment (note 6(a))	(5,107)	(256)	670
Refinancing expenses and recoveries (note 5)	5,148	(398)	2,017
Amortization of deferred gain (note 9(c))	(9,795)	(1,428)	—
Other income	(6,600)	—	—
Other	7,759	10,614	720
Changes in assets and liabilities:
Accounts receivable	(323)	(9,593)	(4,577)
Lease receivable	21,170	21,170	15,675
Prepaid expenses	(15,960)	856	(1,769)
Other assets and deferred charges	(31,011)	(9,380)	(2,716)
Accounts payable and accrued liabilities	10,231	9,046	6,071
Deferred revenue	(10,085)	3,188	(1,188)
Other long-term liabilities	(88)	(3,472)	(610)
Cash from operating activities	335,872	342,959	327,669
Financing activities:
Senior unsecured notes issued (note 8(c))	—	345,000	—
Preferred shares issued, net of issuance costs (note 10(b))	—	130,415	47,862
Common shares issued, net of issuance costs (note 10(a))	—	4,245	73,179
Draws on credit facilities	534,325	660,160	164,000
Repayment of credit facilities	(607,174)	(872,659)	(67,406)
Draws on other long-term liabilities	150,000	—	—
Repayment of other long-term liabilities	(21,691)	(393,382)	(39,988)
Shares repurchased, including related expenses (note 10)	(26,188)	—	(8,950)
Financing fees (note 5)	(17,399)	(17,405)	(23,334)
Dividends on common shares	(105,691)	(62,310)	(44,379)
Dividends on preferred shares	(53,655)	(50,443)	(38,493)
Proceeds from sale-leaseback of vessels (note 9(c))	542,000	330,000	—
Cash from financing activities	394,527	73,621	62,491
Investing activities:
Expenditures for vessels	(712,663)	(524,255)	(255,593)
Short-term investments	(2,203)	10,463	24,425
Restricted cash	—	60,000	(1,755)
Loans to affiliate (note 3)	(201,865)	(210,713)	(93,700)
Repayment of loans to affiliate (note 3)	200,680	850	39,633
Other assets	(583)	(27,550)	(3,724)
Investment in affiliate (note 6(a))	—	—	(4,444)
Cash used in investing activities	(716,634)	(691,205)	(295,158)
Increase (decrease) in cash and cash equivalents	13,765	(274,625)	95,002
Cash and cash equivalents, beginning of year	201,755	476,380	381,378
Cash and cash equivalents, end of year	$215,520	$201,755	$476,380

Supplemental cash flow information (note 13(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

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

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 9.

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

Years ended December 31, 2015, 2014 and 2013

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

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

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

(g)	Goodwill:

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

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease facilities. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on capital leases is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

(i)	Revenue recognition:

The Company derives its revenue primarily from the charter of its vessels.  Each charter agreement is evaluated and classified as an operating or capital lease.  For time charters classified as operating leases, revenue for the lease and service components is recognized each day the vessel is on-hire and when collection is reasonably assured.

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

During 2015, the Company changed its method of accounting for project revenue from completed contract to percentage of completion because reasonably dependable estimates are now available.  Previously, the Company had applied the completed contract method because there was a lack of dependable estimates.  Under the percentage of completion method, the Company measures progress on a contract using the output method, where the output is performance of the contracted services.  The change which was applied retrospectively to all prior periods, had no impact on the amounts reported in the Company’s current or prior period financial statements.  Funds received from customers prior to substantial completion of the contract continue to be recorded as deferred revenue.

(j)	Leases:

Leases, where the Company is the lessee, are classified as either capital leases or operating leases based on an assessment of the terms of the lease.

For sale-leaseback transactions, the Company, as seller-lessee, would recognize a gain or loss over the term of the lease as an adjustment to the lease expense, unless the loss is required to be recognized immediately by accounting standards. The term of the lease includes the fixed non-cancelable term of the lease plus all renewal periods where that renewal appears reasonably assured.

(k)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and swaptions to reduce the Company’s exposure to changing interest rates on its credit facilities.

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

Years ended December 31, 2015, 2014 and 2013

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

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted earnings per share (“EPS”) is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method was used to compute the dilutive effect of the Company’s Series A preferred shares until January 30, 2014, the date the Company’s outstanding 200,000 Series A preferred shares automatically converted into Class A common shares. Under the if-converted method, dividends applicable to the Series A preferred shares were added back to earnings attributable to common shareholders, and the Series A preferred shares and paid-in kind dividends were assumed to have been converted at the share price applicable at the end of the period.  The if-converted method was applied to the computation of diluted EPS only if the effect was dilutive.

The dividends applicable to the Series C, D and E preferred shares reduce the earnings available to common shareholders, even if not declared, since the dividends are cumulative.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

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

In February 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2016-02, “Leases”.  ASU 2016-02 will require lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”.  ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The standard does not apply to equity method investments or investments in consolidated subsidiaries.  For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income.  The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements”. The guidance in ASU 2015-03 as described below does not address the presentation or subsequent measurement of debt issuance costs related to line of credit (“LOC”) arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to a LOC arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the LOC arrangement, regardless of whether there are outstanding borrowings.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements

3.	Related party transactions:
(a)	At December 31, 2015, the Company had $219,649,000 (2014 – $237,908,000) due from Greater China Intermodal Investments LLC (“GCI”) recorded as loans to affiliate. This amount includes the following:
•

The Company had $209,982,000 (2014 – $219,841,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum (2014 – 5% to 7%). The Company may request repayment of these loans with 45 days notice.

•	A promissory note issued by GCI for $8,000,000 which bears interest at 7% per annum was repaid on December 1, 2015 (2014 - $8,553,000).
•	The interest receivable on these amounts is $9,667,000 (2014 – $9,514,000).

The Company had $4,530,000 (2014 – $8,195,000) due from GCI included in accounts receivable and $1,500,000 (2014 – $6,788,000) due to GCI included in accounts payable and accrued liabilities.

The Company had $588,000 (2014 – $1,454,000) due from other related parties included in accounts receivable and $265,000 (2014 – nil) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	2015	2014	2013
Fees paid:
Arrangement fees	$8,627	$4,520	$6,631
Transaction fees	9,506	7,323	3,532
Reimbursed expenses	33	237	72
Income earned:
Interest income	10,614	9,888	1,150
Management fees	3,154	913	69
Supervision fees	1,950	—	—

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

Arrangement fees are paid to a company controlled by one of our directors in connection with services associated with debt or lease financing and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts, purchase or sale contracts and are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 12(iv)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

4.	Vessels:

December 31, 2015	Cost	Accumulated depreciation	Net book value
Vessels	$6,149,625	$1,080,396	$5,069,229
Vessels under construction	209,119	—	209,119
Vessels	$6,358,744	$1,080,396	$5,278,348

December 31, 2014	Cost	Accumulated depreciation	Net book value
Vessels	$5,708,685	$894,964	$4,813,721
Vessels under construction	282,002	—	282,002
Vessels	$5,990,687	$894,964	$5,095,723

During the year ended December 31, 2015, the Company capitalized interest costs of $5,361,000 (2014 – $8,184,000; 2013 – $2,873,000) to vessels under construction.

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2013	$12,247	$41,724	$53,971
Costs incurred	11,318	19,445	30,763
Amortization expensed (a)	(5,059)	(10,342)	(15,401)
Refinancing expenses (b)	—	(3,279)	(3,279)
Amortization capitalized	—	(1,399)	(1,399)
December 31, 2014	$18,506	$46,149	$64,655
Costs incurred	32,837	21,712	54,549
Amortization expensed (a)	(8,569)	(11,685)	(20,254)
Refinancing expenses (b)	—	(5,148)	(5,148)
Amortization capitalized	—	(1,162)	(1,162)
December 31, 2015	$42,774	$49,866	$92,640

(a)	Amortization of dry-docking costs is included in depreciation and amortization. Amortization of financing fees is included in amortization of deferred charges, unless it qualifies for capitalization.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

(b)

During 2015, the Company refinanced four term loans to finance one 10000 TEU and four 14000 TEU vessels.  In connection with the refinancing, the Company wrote off deferred financing fees totaling approximately $5,148,000.

During 2014, the Company negotiated an early termination of its lease financing structure related to five 4500 TEU vessels.  As a result, the Company wrote off deferred financing fees of approximately $945,000.  In addition, the Company incurred refinancing expenses and costs of approximately $2,334,000 related to its issuance of senior unsecured notes.

In December 2013, the Company entered into an agreement to extend and refinance its $1.0 billion revolving credit facility, or the Facility. In connection with the refinancing, the Company incurred refinancing expenses and costs of approximately $4,038,000.

6.	Other assets:

	2015	2014
Equity investment in affiliate (a)	$44,106	$19,555
Restricted cash	13,858	13,855
Intangible assets	2,471	2,525
Capital assets	2,288	1,579
Other	26,333	29,794
Other assets	$89,056	$67,308

(a)

On March 14, 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which is anticipated to be up to five years.  The Company accounts for its 10.8% (2014 – 10.8%) investment in GCI using the equity method. The investment of $44,106,000 (2014 - $19,555,000) is comprised of the Company’s capital contribution of $40,852,000 (2014 – $21,408,000) and its cumulative equity income on investment of $3,254,000 (2014 – cumulative loss of $1,853,000).

7.	Deferred revenue:

	2015	2014
Deferred revenue on time charters	$14,271	$21,889
Deferred interest on lease receivable	1,428	4,143
Other deferred revenue	9,230	8,982
Deferred revenue	24,929	35,014
Current portion	(22,199)	(27,671)
Deferred revenue	$2,730	$7,343

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

8.	Long-term debt:

	2015	2014
Long-term debt:
Revolving credit facilities (a)	$1,057,093	$1,301,920
Term loan credit facilities (b)	1,985,102	1,735,499
Senior unsecured notes (c)	345,000	345,000
Long-term debt	3,387,195	3,382,419
Current portion	(287,346)	(298,010)
Long-term debt	$3,099,849	$3,084,409

(a)	Revolving credit facilities:

As of December 31, 2015, the Company had four long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $1,227,115,000 (2014 – $1,307,046,000), of which $170,022,000 (2014 – $5,126,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

On April 22, 2015, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $200,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin. At December 31, 2015, $35,000,000 has been drawn under this facility.

The Revolvers mature between April 30, 2016 and December 31, 2023.

Based on the Revolvers outstanding at December 31, 2015, the minimum repayments for the balances outstanding are as follows:

2016	$98,789
2017	104,183
2018	65,923
2019	197,320
2020	53,281
Thereafter	537,597
$1,057,093

Interest is calculated as one month LIBOR plus a margin per annum. At December 31, 2015, the one month LIBOR was 0.3% (2014 – one month and three month LIBOR 0.2%) and the margins ranged between 0.5% and 1.3% (2014 – 0.5% and 1.3%). The weighted average rate of interest, including the margin, was 0.9% at December 31, 2015 (2014 – 0.8%). Interest payments are made monthly.

The Company is subject to commitment fees ranging between 0.2% and 0.4% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership for the secured facilities.  For certain of our Revolvers with a principal outstanding of $93,240,000 payment is due in full at maturity.

(b)	Term loan credit facilities:

As of December 31, 2015, the Company had 15 Term Loans available, which provided for aggregate borrowings of up to $2,216,352,000 (2014 – $2,075,499,000), of which $231,250,000 (2014 – $340,000,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

During the year ended December 31, 2015, the Company entered into five term loan facilities for a total of $702,700,000 to finance three 10000 TEU, four 4250 TEU and four 14000 TEU containerships.  During the year, the Company terminated a portion of a term loan facility to finance one 14000 TEU containership.  As a result, $97,500,000 is no longer available.  Each loan bears interest at LIBOR plus a margin.  At December 31, 2015, $366,577,000 was drawn under these facilities.

The Term Loans mature between December 11, 2016 and July 6, 2025.

Based on the Term Loans outstanding at December 31, 2015, the minimum repayments for the balances outstanding are as follows:

2016	$188,557
2017	178,682
2018	221,427
2019	373,893
2020	301,669
Thereafter	720,874
$1,985,102

For certain of our Term Loans with a total principal outstanding of $1,881,270,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2015, the one month, three month and six month LIBOR was 0.3%, 0.5% and 0.5%, respectively (2014 – 0.2%, 0.2% and 0.3%, respectively) and the margins ranged between 0.4% and 4.8% (2014 – 0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $103,832,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.0% at December 31, 2015 (2014 – 2.8%). Interest payments are made in monthly, quarterly or semi-annual payments.

The Company is subject to commitment fees ranging between 0.7% and 0.8% calculated on the undrawn amounts under the various facilities.

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For one of our Term Loans with a total principal outstanding of $90,000,000, payment is due on the first and third anniversary of the drawdown date.

(c)	Senior unsecured notes:

On April 3, 2014, the Company issued 13,800,000 senior unsecured notes (“the Notes”) at a price of $25.00 per note for gross proceeds of $345,000,000. A portion of the Notes were used to repay a $125,000,000 term loan credit facility. The Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per annum, payable quarterly.

(d)	General:

The security for each of the Company’s current secured credit facilities includes:

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

Years ended December 31, 2015, 2014 and 2013

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

Each credit facility contains financial covenants requiring the Company maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2015.

9.	Other long-term liabilities:

	2015	2014
Long term obligations under capital lease (a) (b)	$342,767	$214,458
Deferred gain on sale-leasebacks (c)	163,554	57,627
Other long-term liabilities	506,321	272,085
Current portion	(38,298)	(18,543)
Other long-term liabilities	$468,023	$253,542

(a)

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

(i)	COSCO Pride - 13100 TEU vessel:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

(ii)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The term of the lease is 12 years beginning March 14, 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1.

(b)

On March 11, 2015, the Company entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150,000,000.  Under the arrangements, the Company sold the vessels and is leasing the vessels back over a five year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The leases are accounted for as capital leases.  The vessels are recorded as an asset and the lease obligations are recorded as a liability.

Previously, these containerships along with two other 4500 TEU containerships were financed by five leases with a subsidiary of a financial institution.  The leases were five-year terms that commenced between October 2010 and August 2011.  In December 2014, the Company negotiated an early termination of the lease financing structure and, through a series of agreements, regained legal title to the vessels.  As a result, the Company paid the termination amounts, funded by cash and the $60,000,000 that was in a cash deposit account over which the lessor had a first priority interest, realized a net gain of $3,763,000 and wrote off deferred financing fees of $945,000.

The weighted average rate of interest, including the margin, was 4.5% at December 31, 2015 (2014 – 3.9%).

As of December 31, 2015, the carrying value of the five vessels funded under these facilities was $547,401,000 (2014 – two vessels $315,600,000).

Based on maximum amounts funded, payments due to the lessors for all five vessels would be as follows:

2016	$36,898
2017	39,812
2018	40,156
2019	40,526
2020	128,970
Thereafter	122,314
408,676
Less amounts representing interest	(65,909)
$342,767

(c)	Deferred gain on sale-leasebacks:

During 2015, the Company financed one 10000 TEU and three 14000 TEU newbuilding vessels through lease financing arrangements with Asian special purpose companies (“SPCs”). The lease financing arrangements provided total gross financing proceeds of $542,000,000.  Under the lease financing arrangements, the Company sold the vessels to the SPCs and is leasing the vessels back from the SPCs over an initial term of approximately 8.5 or 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease terms will be automatically extended for an additional two or 2.5 years.  The sale of these four vessels resulted in a deferred gain totaling approximately $117,482,000 which is being recorded as a reduction of the related operating lease expense over 10.5 years or 12 years, representing the initial lease term plus extensions.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

During 2014, the Company financed three 10000 TEU vessels through lease financing arrangements with SPCs, received gross proceeds of $330,000,000 and recorded a total deferred gain of $59,055,000 on the sale-leasebacks. The deferred gain will be recorded as a reduction of the related operating lease expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension.

10.	Share capital:
(a)	Common shares:

In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. As at December 31, 2015, there are no Class B or Class C common shares outstanding (2014 – nil).

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

On May 22, 2014, the Company announced that it had entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds.  Sales of such Class A common shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed between the Company and the sales agents.  During the year ended December 31, 2015, the Company issued nil (2014 – 206,600)  Class A common shares under the ATM program for gross proceeds of nil (2014 – $4,733,000).

On April 1, 2015, the Company renewed its Rule 10b5-1 repurchase plan for up to $50,000,000 of its Class A common shares, which expires in March 2018.  The Company repurchased 944,524 Class A common shares for approximately $13,885,000 during the year ended December 31, 2015.

(b)	Preferred shares:

As at December 31, 2015, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		December 31,	December 31,
Series	Authorized	Issued	2015	2014
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	13,321,774	333,044	341,638
D	20,000,000	4,981,029	124,526	127,625
E	15,000,000	5,370,600	134,265	135,000
R	1,000,000	—	—	—

In June 2015, the Company’s board of directors authorized the repurchase of up to $150,000,000 of its Series C preferred shares.  In September 2015, the Company’s board of directors authorized the repurchase of up to $25,000,000 of each of its Series D and Series E preferred shares

In September 2015, the Company entered into Rule 10b5-1 repurchase plans for up to $75,000,000 of its Series C preferred shares, and up to $7,500,000 for each of its Series D and Series E preferred shares.  The share repurchase plans for the preferred shares expired in December 2015.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

During the year ended December 31, 2015, the Company repurchased 303,757 Series C, 123,971 Series D and 29,400 Series E preferred shares for a total of approximately $7,660,000, $2,929,000 and $694,000, respectively, via the repurchase plans.

In addition, during the year ended December 31, 2015, the Company repurchased 40,000 of its 9.5% Series C preferred shares at $25.50 per share for a total of approximately $1,020,000 in the open market.

(i)	Series C preferred shares:

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

(ii)	Series D preferred shares:

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

(iii)	Series E preferred shares:

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

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2015.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

11.	Earnings per share:
(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares for those periods prior to the conversion of the Series A preferred shares on January 30, 2014. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the year ended	Earnings	Shares	Per share
December 31, 2015	(numerator)	(denominator)	amount
Net earnings	$199,391
Less preferred share dividends:
Series C	(33,537)
Series D	(10,086)
Series E	(11,121)
Series C preferred share repurchases	(100)
Basic EPS:
Earnings attributable to common shareholders	$144,547	99,217,000	$1.46
Effect of dilutive securities:
Share-based compensation	—	61,000
Diluted EPS:
Earnings attributable to common shareholders	$144,547	99,278,000	$1.46

For the year ended	Earnings	Shares	Per share
December 31, 2014	(numerator)	(denominator)	amount
Net earnings	$131,247
Less preferred share dividends:
Series A	(3,395)
Series C	(33,623)
Series D	(10,036)
Series E	(9,776)
Basic EPS:
Earnings attributable to common shareholders	$74,417	93,402,000	$0.80
Effect of dilutive securities:
Share-based compensation	—	131,000
Contingent consideration	—	117,000
Diluted EPS(1):
Earnings attributable to common shareholders	$74,417	93,650,000	$0.79

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

For the year ended	Earnings	Shares	Per share
December 31, 2013	(numerator)	(denominator)	amount
Net earnings	$299,028
Less preferred share dividends:
Series A	(38,390)
Series C	(34,035)
Series D	(6,744)
Series C preferred share repurchases	(660)
Basic EPS:
Earnings attributable to common shareholders	$219,199	65,273,000	$3.36
Effect of dilutive securities:
Share-based compensation	—	306,000
Contingent consideration	—	567,000
Shares held in escrow	—	47,000
Convertible Series A preferred shares	38,390	21,641,000
Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$257,589	87,834,000	$2.93

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period the shares were outstanding.

12.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000 (2014 – 2,000,000). The Plan was also amended to an indefinite term (2014 – ten years) from the date of its adoption. At December 31, 2015, there are 1,418,715 (2014 – 578,598) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of December 31, 2015 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV
December 31, 2012	63,653	$14.17	562,000	$13.13	5,674,148	$2.03	—	$—
Granted	54,990	17.01	95,000	19.30	1,664,457	3.51	—	—
Vested	(65,578)	14.25	—	—	—	—	—	—
Exercised	—	—	—	—	(241,906)	3.65	—	—
Cancelled	(4,185)	17.01	—	—	(23,754)	3.51	—	—
December 31, 2013	48,880	17.01	657,000	14.02	7,072,945	2.32	—	—
Granted	43,936	22.57	70,000	23.04	—	—	72,314	23.03
Vested	(48,880)	17.01	—	—	—	—	(37,238)	23.03
Exercised	—	—	—	—	(1,193,529)	2.42	—	—
Exchanged	—	—	(20,000)	19.00	—	—	—	—
Cancelled	—	—	—	—	—	—	—	—
December 31, 2014	43,936	22.57	707,000	14.77	5,879,416	2.30	35,076	23.03
Granted	51,368	18.39	100,000	18.24	—	—	38,142	20.21
Vested	(45,924)	22.39	—	—	—	—	(35,195)	22.01
Exchanged	—	—	(110,000)	16.21	—	—	—	—
Cancelled	(4,433)	18.39	(49,999)	19.66	(2,605)	3.65	(5,195)	21.86
December 31, 2015	44,947	$18.39	647,001	$14.73	5,876,811	$2.30	32,828	$21.03

During 2015, the Company recognized $3,928,000 (2014 – $7,701,000; 2013 – $14,004,000) in compensation cost related to the above share-based compensation awards.

At December 31, 2015, there was $1,956,000 (2014 – $3,041,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 17 months.

(i)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.  During 2015, the total fair value of restricted shares vested was $1,028,000 (2014 – $831,000; 2013 – $935,000) and the total fair value of shares cancelled was $82,000 (2014 – nil; 2013 – $71,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2015, 547,001 (2014 – 560,334) of the outstanding phantom share units were vested and available for exchange by the holder.

(ii)	Share appreciation rights:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

2013
Average expected term	3.8 years
Expected volatility	39.73%
Dividend yield	4.97%
Average risk free rate	0.50%

The following table provides information about the three tranches of SARs granted:

			Number of SARs granted
	Base price	Expiration date	2013
Tranche 1	$21.50	December 7, 2015	531,885
Tranche 2	24.00	December 7, 2016	556,946
Tranche 3	26.50	December 7, 2017	575,626
Total			1,664,457

(iii)	Restricted stock units:

Under the Company’s Cash and Share Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive class A common shares.

(iv)	Other share-based awards:

During 2015, the Company incurred $9,506,000 (2014 – $7,323,000; 2013 – $3,532,000) in transaction fees that were capitalized to vessels of which $4,753,000 (2014 – $3,662,000; 2013 – $1,766,000) were paid in Class A common shares.

During 2015, the Company incurred $8,627,000 (2014 – $4,520,000; 2013 – $6,631,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $4,314,000 (2014 – $2,260,000; 2013 – $2,666,000) were paid in Class A common shares.

The Company also recognized $600,000 (2014 – $600,000; 2013 – $600,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that are expected to be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

13.	Other information:
(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2015	2014
Due to related parties (note 3)	$1,765	$6,788
Accrued interest	19,841	20,723
Accounts payable and other accrued liabilities	54,780	37,697
	$76,386	$65,208

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

(b)	Supplemental cash flow information:

	2015	2014	2013
Interest paid on debt	$97,724	$91,450	$59,999
Interest received	10,853	1,211	1,265
Undrawn credit facility fee paid	2,865	3,512	1,656
Non-cash transactions:
Long-term debt for vessels under construction	77,625	8,300	54,080
Dividends on Series A preferred shares	—	3,395	38,390
Dividend reinvestment	38,862	64,697	31,961
Loan repayment for vessels under construction	—	29,680	6,560
Arrangement and transaction fees (note 12)	9,191	6,753	3,342
Vessel reallocation	—	11,533	—
Fair value of financial instruments	—	50,278	—
Capital contribution through settlement of loans to affiliate	19,444	15,000	—

14.	Commitments and contingent obligations:
(a)	As of December 31, 2015, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

2016	$869,010
2017	805,062
2018	794,182
2019	765,268
2020	724,742
Thereafter	1,981,112
$5,939,376

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2015, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

2016	$373,247
2017	293,900
$667,147

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

(c)

As of December 31, 2015, the commitment under operating leases for vessels is $821,684,000 for 2016 to 2027 and office space is $5,442,000 for 2016 to 2019.  Total commitments under these leases are as follows:

2016	$76,993
2017	77,932
2018	78,180
2019	78,415
2020	79,130
Thereafter	436,476
$827,126

15.	Concentrations:

The Company’s revenue is derived from the following customers:

	2015	2014	2013
COSCON	$298,658	$303,357	$301,842
CSCL Asia	125,900	126,399	134,434
MOL	105,676	65,633	52,997
Hapag Lloyd	98,811	77,675	65,463
K-Line	74,542	76,130	76,148
Other	115,437	67,976	46,206
	$819,024	$717,170	$677,090

16.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.  As of December 31, 2015, the fair value of the Company’s Revolving and Term loan credit facilities is $2,999,746,000 (2014 – $2,911,330,000) and the carrying value is $3,042,195,000 (2014 – $3,037,419,000).  As of December 31, 2015, the fair value of the Company’s other long-term liabilities, excluding the deferred gains, is $346,138,000 (2014 – $217,134,000) and the carrying value is $342,767,000 (2014 – $214,458,000). The fair value of the Revolving credit facilities, Term loan credit facilities and other long-term liabilities, excluding the deferred gains, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company.  Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of December 31, 2015, the fair value of the Company’s senior unsecured notes is $335,340,000 (2014 – $342,240,000) and the carrying value is $345,000,000 (2014 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

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

As of December 31, 2015, the Company had the following outstanding interest rate derivatives:

Fixed per annum	Notional	Maximum
rate swapped for	amount as of	notional
LIBOR	December 31, 2015	amount(1)	Effective date	Ending date
5.6400%	$694,987	$694,987	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	243,542	243,542	January 30, 2014	May 31, 2019
5.6000%	162,400	162,400	June 23, 2010	December 23, 2021	(2)
5.5950%	95,500	95,500	August 28, 2009	August 28, 2020	(3)
5.2600%	95,500	95,500	July 3, 2006	February 26, 2021	(2)
5.4975%	47,100	47,100	July 31, 2012	July 31, 2019	(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	Swap counterparty has an early termination right in 2016 which may require the Company to settle the swap at the early termination date

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

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations.  At December 31, 2015, the notional amount of the foreign exchange forward contracts is $15,200,000 (2014 – $14,200,000) and the fair value liability is $1,260,000 (2014 – $638,000).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

Included in short-term investments is $2,095,000 (2014 - $1,100,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	2015	2014
Fair value of financial instruments asset	$33,632	$37,677
Fair value of financial instruments liability	338,146	395,443

	Gross amounts
	of recognized	Amounts subject
	assets and	to master netting
December 31, 2015	liabilities	agreement	Net amount
Derivative assets	$33,632	$21,964	$11,668
Derivative liabilities	338,146	21,964	316,182
Net liability	$(304,514)	$—	$(304,514)

	Gross amounts
	of recognized	Amounts subject
	assets and	to master netting
December 31, 2014	liabilities	agreement	Net amount
Derivative assets	$37,677	$26,625	$11,052
Derivative liabilities	395,443	26,625	368,818
Net liability	$(357,766)	$—	$(357,766)

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2015	2014	2013
Gain/(Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(54,576)	$(105,694)	$60,504
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(3,319)	$(4,259)	$(5,330)
Depreciation and amortization	(1,078)	(1,052)	(882)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $3,963,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2015, 2014 and 2013

17.	Subsequent events:
(a)

On January 12, 2016, the Company declared a quarterly dividend of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,154,000. The dividends were paid on February 1, 2016 to all shareholders of record on January 29, 2016.

(b)

On January 12, 2016, the Company declared a quarterly dividend of $0.375 per common share. The dividend was paid on February 1, 2016 to all shareholders of record on January 20, 2016. Of the $36,889,000 distribution, $35,580,000 was paid in cash and $1,309,000 was re-invested through the DRIP.

(c)	In January 2016, the Company repurchased 545,570 Class A common shares under its open market repurchase plan for a total of approximately $7,977,000 excluding related expenses.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

By:	/s/ Mark W. Chu

Mark W. Chu
Chief Financial Officer (Principal Financial and Accounting Officer)