Form 20-F
period 2016-12-31
Seaspan CORP
filed 2017-03-06
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

David Spivak

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone:  +852 (2540) 1686

Facsimile:  +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series G Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series H Preferred Shares, par value of $0.01 per share	New York Stock Exchange
6.375% Senior Unsecured Notes due 2019	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

105,749,016 Class A Common Shares, par value of $0.01 per share

4,981,029 Series D Preferred Shares, par value of $0.01 per share

5,370,600 Series E Preferred Shares, par value of $0.01 per share

5,600,000 Series F Preferred Shares, par value of $0.01 per share

7,800,000 Series G Preferred Shares, par value of $0.01 per share

9,000,000 Series H Preferred Shares, par value of $0.01 per share

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

    Yes  ☐    No  ☒

SEASPAN CORPORATION

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our primary sources of funds for our short and medium-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of goodwill;
•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with Greater China Intermodal Investments LLC, or GCI;

•	discussions regarding a potential transaction involving GCI, including an acquisition of GCI or the assets of GCI;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	the effect on us, our operating results and charters arising from Hanjin Shipping Co., Ltd.’s bankruptcy in South Korea;
•	future time charters and vessel deliveries including future charters for vessels that are currently off- charter or on short-term charters;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 “twenty foot equivalent unit” newbuilding containerships;

•	the economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expenses and general and administrative expenses;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our senior unsecured notes and our preferred shares;
•	conditions in the public equity market and the price of our shares;
•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	availability of crew, number of off-hire days and, dry-docking requirements;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors discussed in the section titled “Risk Factors.”

Forward-looking statements in this Annual Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors.”

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

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL Inc.	HHIC

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
New Golden Sea Pte. Ltd. (5)	COSCO New Golden Sea
Hanjin Shipping Co., Ltd.(6)	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC (7)	HL USA
Kawasaki Kisen Kaisha Ltd.(8)	K-Line
Maersk Line A/S (9)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(8)	MOL
Orient Overseas Container Line Ltd.	OOCL
Simatech Marine S.A.	Simatech Marine
Yang Ming Marine Transport Corp.	Yang Ming Marine
Yang Ming (UK) Ltd.(10)	Yang Ming
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCO Shipping Lines Co., Ltd.
(6)

Hanjin ceased to be a customer in October 2016. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Developments—Hanjin Shipping Bankruptcy.”

(7)	A subsidiary of Hapag-Lloyd.
(8)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(9)	A subsidiary of A.P. Moeller Maersk A/S.
(10)	A subsidiary of Yang Ming Marine Transport Corp.

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

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.     Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Statements of operations data (in thousands of USD):
Revenue	$877,905	$819,024	$717,170	$677,090	$660,794
Operating expenses:
Ship operating	192,327	193,836	166,097	150,105	138,655
Cost of services, supervision fees	7,390	1,950	—	—	—
Depreciation and amortization	216,098	204,862	181,527	172,459	165,541
General and administrative	32,118	27,338	30,462	34,783	24,617
Operating leases	85,910	40,270	9,544	4,388	3,145
Loss (gain) on vessels	31,876	—	—	—	(9,773)
Expenses related to customer bankruptcy	19,732	—	—	—	—
Vessel impairments	285,195	—	—	—	—
Operating earnings	7,259	350,768	329,540	315,355	338,609
Other expenses (income):
Interest expense and amortization of deferred financing fees	119,882	108,693	98,501	69,973	80,570
Interest income	(8,455)	(11,026)	(10,653)	(2,045)	(1,190)
Undrawn credit facility fee	2,673	3,100	3,109	2,725	1,516
Refinancing expenses	1,962	5,770	70	4,038	—
Change in fair value of financial instruments(1)	29,118	54,576	105,694	(60,504)	135,998
Equity (income) loss on investment	(188)	(5,107)	(256)	670	259
Other expense (income)	1,306	(4,629)	1,828	1,470	151
Net earnings (loss)	$(139,039)	$199,391	$131,247	$299,028	$121,305
Common shares outstanding:	105,722,646	98,622,160	96,662,928	69,208,888	63,042,217
Per share data (in USD):
Basic earnings (loss) per Class A common share	$(1.89)	$1.46	$0.80	$3.36	$0.84
Diluted earnings (loss) per Class A common share	$(1.89)	1.46	0.79	2.93	0.81
Dividends paid per Class A common share	1.5000	1.4700	1.3475	1.1880	0.9380
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$311,087	$335,872	$342,959	$327,669	$311,183
Financing activities	106,907	394,527	73,621	62,491	(181,364)
Investing activities	(265,613)	(716,634)	(691,205)	(295,158)	(229,564)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$367,901	$215,520	$201,755	$476,380	$381,378
Current assets	510,109	540,163	516,926	600,113	463,930
Vessels(2)	4,883,849	5,278,348	5,095,723	4,992,271	4,863,273
Deferred charges	68,099	57,299	26,606	12,247	12,694
Gross investment in lease	—	—	37,783	58,953	79,821
Goodwill	75,321	75,321	75,321	75,321	75,321
Other assets	120,451	89,056	67,308	106,944	83,661
Fair value of financial instruments, asset	—	33,632	37,677	60,188	41,031
Total assets(3)	5,657,829	6,073,819	5,857,344	5,906,037	5,619,731
Current liabilities(3)	484,844	423,801	415,795	519,175	179,224
Long-term deferred revenue	1,528	2,730	7,343	4,143	7,903
Long-term debt(3)	2,569,697	3,072,058	3,052,941	2,820,583	3,004,192
Long-term obligations under capital lease(3)	459,395	314,078	196,136	565,057	603,106
Fair value of financial instruments, long-term liability	200,012	336,886	387,938	425,375	606,740
Total shareholders’ equity	1,747,249	1,776,183	1,745,224	1,571,705	1,218,567
Other data:
Number of vessels in operation at year end	87	85	77	71	69
TEU capacity at year end	620,650	578,300	474,300	414,300	405,100
Fleet utilization(4)	96.0%	98.5%	99.0%	98.0%	98.9%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)

Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $35.3 million (December 31, 2015), $38.0 million (December 31, 2014), $41.7 million (December 31, 2013) and $31.2 million (December 31, 2012) from the amounts previously presented.

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

Risk Inherent in Our Business

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the majority of our revenue.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in 2016. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of significant financial and economic disruption, or any other negative developments affecting our customers generally or specifically (such as the bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs and incurring losses) could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Developments—Hanjin Shipping Bankruptcy.”

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at December 31, 2016, the number of vessels in our operating fleet that were chartered to our then 12 customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2016:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2016
COSCON(1)(2)	21	34.3%
CSCL Asia(1)	14	14.0
Yang Ming Marine(3)	9	13.8
MOL(4)	10	13.4
K-Line(4)	7	8.6
Hapag-Lloyd(5)	12	7.9
Other	14	8.0
Total	87	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.
(2)	Includes vessels chartered to COSCON and COSCO Mercury.
(3)	Includes vessels chartered to Yang Ming Marine and Yang Ming.
(4)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(5)	Includes vessels chartered to Hapag-Lloyd and HL USA.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies, such as our customers, consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters.  The loss of any of these long-term charters, the increase in number of vessel on short-term charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability (including bankruptcy), disagreements with us, defaults on a payment or otherwise;
•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of significant financial and economic disruptions could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Charter party-related defaults under certain of our secured credit or capital lease facilities or our operating leases could permit the financiers to accelerate outstanding obligations under and terminate the facilities, or terminate the operating leases and subject us to termination penalties.

Most of our vessel financing credit facilities and capital lease arrangements, as well as our operating leases, are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Developments—Hanjin Shipping Bankruptcy.”

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities and capital and operating lease arrangements.

We have financed a substantial portion of our fleet with secured indebtedness drawn under our existing credit and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and operating lease arrangements, both prior to and at maturity, including approximately $956.1 million in 2017 and an additional $1,360.6 million through to 2019. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, our Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities or capital or operating lease arrangements, our lenders or lessors could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2016, we had an aggregate of approximately $2.9 billion outstanding under our credit facilities and our Notes, and capital lease obligations of approximately $498.8 million.  In addition, at December 31, 2016, we had total commitments under vessel operating leases from 2017 to 2028 of approximately $1.3 billion. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the eight newbuilding containerships that we have contracted to purchase. As of February 20, 2017, for the eight newbuilding containerships that we have contracted to purchase, we have entered into lease facilities for five of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining three vessels.  Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, potential capital calls related to our investment in GCI, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations, our ability to access or raise capital or our ability to pay interest or principal on our Notes or dividends on our shares.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;
•	a substantial or extended decline in world trade;
•	increases or decreases in containership capacity; and
•

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of February 20, 2017, we had nine vessels off-charter. Subsequent to February 20, 2017, eight of these vessels have commenced or will be commencing short-term charters at market rates. We have an additional four vessels subject to existing long-term charters that are scheduled to expire during the remainder of 2017. In addition, we do not have charters for our two newbuilding 10000 TEU vessels scheduled for delivery in 2017. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities or our Notes. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay dividends.

During the year ended December 31, 2016, we determined that the estimated undiscounted cash flows of certain vessels did not exceed the carrying value of the respective vessel over its remaining useful life and, accordingly, recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, including four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

If time charter rates do not improve meaningfully from current market rates during the next 12 months, we expect that we would recognize further impairment charges beyond 2016, including 2017, related to certain of our vessels less than 5100 TEU in size. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2016.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of February 1, 2017, newbuilding containerships with an aggregate capacity of 3.2 million TEUs, representing approximately 15.6% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook is expected to result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all. As of February 20, 2017, we had nine vessels off-charter. Subsequent to February 20, 2017, eight of these vessels have commenced or will be commencing short-term charters at market rates. We have an additional four vessels subject to existing long-term charters that are scheduled to expire during the remainder of 2017. In addition, we do not have charters for our two newbuilding 10000 TEU vessels scheduled for delivery in 2017. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and lower rates in the spot market. As a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Our ability to obtain additional financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

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

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

As of February 20, 2017, we have contracted to purchase an additional eight newbuilding containerships with scheduled delivery dates through October 2017. As of February 20, 2017, the total purchase price of the eight containerships remaining to be paid was estimated to be approximately $469.0 million. Our obligation to purchase the eight containerships is not conditional upon our ability to obtain financing for such purchases. We have financing for five of the eight containerships for up to $240.0 million of the purchase price remaining to be paid. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources.  Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our equity securities or redeem our preferred shares.

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

We will pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	our ability to charter ships that are currently off-charter, on short-term charter or coming off long-term charter;
•	the rates we obtain from our charters or re-charters and the ability of our customers to perform their obligations under their charters;
•	the level of our operating costs;
•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;
•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	our ability to service and refinance our current and future indebtedness;
•	our ability to raise additional debt and equity to satisfy our capital needs;
•	dividend and redemption payments applicable to other senior or parity equity securities; and
•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

On February 28, 2017, we announced our intention to reduce our quarterly dividend to $0.125 per common share commencing with the first quarter of 2017.

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

The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares also depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, debt and lease repayment requirements, working capital requirements and other cash needs;
•

restrictions under our existing or future credit and lease facilities or any future debt securities, including existing restrictions under our credit, capital lease and operating lease facilities on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

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

Our board of directors periodically assesses our need to retain funds rather than pay them out as dividends.  On February 28, 2017, we announced our intention to reduce our quarterly dividend to $0.125 per common share commencing with the first quarter of 2017. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to further reduce, or possibly eliminate, our dividend to provide reasonable assurance that we are retaining funds necessary to preserve our capital base.

Restrictive covenants in our financing and lease arrangements, our Notes and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.

To borrow funds under our existing debt facilities and capital and operating lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and capital and operating lease arrangements from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and capital and operating lease arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities and lease arrangements. If we are not in compliance with specified financial ratios or other requirements in our credit facilities, Notes or lease arrangements, we may be in breach, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities, Notes and lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases.

Our credit and capital lease facilities, Notes and our operating leases, impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•

pay dividends if an event of default has occurred and is continuing under one of our credit facilities and capital and operating lease arrangements or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;
•	create liens on our assets;
•	sell our vessels without replacing such vessels or prepaying a portion of our loan or lease arrangements; or
•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants for our preferred shares.  If we do not comply with the restrictions and covenants in our credit facilities, capital and operating lease arrangements, our Notes or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our preferred shares will be harmed.

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

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 18 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50-80% of the total vessel purchase price. We have entered into long-term lease facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may be required to re-charter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operation, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

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

As of February 20, 2017, a total of 34 of the 96 vessels in our current and contracted fleet were chartered to Chinese customers. Our vessels that are chartered to Chinese customers and our newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

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

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures.  Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to continue to slow during 2017. The United States have indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our competitors have significantly greater financial resources than we do and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities. This new standard will become effective for fiscal years beginning after December 15, 2018.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. We may not receive any revenue from that vessel, but may be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

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

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business, results of operations and financial condition.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, Syria, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us, or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to obtain a replacement vessel on a timely basis. Our credit facilities and lease arrangements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

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

In July 2016 the European Commission completed its investigations of certain major container liner companies, including some of our existing customers, related to potential violations of EU competition (antitrust) rules. The liner companies under investigation offered to enter into the following binding commitments regarding their future conduct for a period of three years, starting December 7, 2016;

•	the carriers will stop publishing and communicating General Rate Increase announcements, i.e., changes to prices expressed solely as an amount or percentage of the change;
•

in order for any future price announcements to be useful for customers, the carriers will announce figures that include at least the five main elements of the total price (base rate, bunker charges, security charges, terminal handling charges and peak season charges if applicable);

•	price announcements will be binding on the carriers as maximum prices for the announced period of validity (but carriers will remain free to offer prices below these ceilings);
•

price announcements will not be made more than 31 days before their entry into force, which corresponds to the period when customers usually start booking in significant volumes (typically, customers plan their shipments between four weeks and one week before they need to move their consignments).

Although we have no basis for assessing the effect of these commitments, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could harm our business, results of operations and financial condition.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Maritime Organization’s, or IMO, International Convention for the Safety of Life at Sea, or SOLAS.  In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase eight newbuilding containerships, which are scheduled to be delivered at various times through October 2017. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	bankruptcy or other financial crisis of any of the shipyards;
•	a backlog of orders at any of the shipyards;
•	hostilities, or political or economic disturbances in South Korea, the Philippines, Taiwan or China, where the containerships are being built;
•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;
•	our requests for changes to the original containership specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals;
•	a dispute with any of the shipyards;
•	the failure of our banks to provide debt financing; or
•	a disruption to the financial markets.

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

Exposure to currency exchange rate or interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

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

As at December 31, 2016 we had an aggregate of approximately $2.9 billion outstanding under our credit facilities and our Notes, and capital lease obligations of approximately $498.8 million and total commitments under vessel operating leases from 2017 to 2028 of approximately $1.3 billion. The majority of the credit facilities, capital leases and operating leases are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 96 vessels as of February 20, 2017. We have also agreed to provide technical management services to third and related parties, including GCI and affiliates of Dennis R. Washington for vessels they may acquire. In addition, we currently manage GCI’s fleet of 15 operating vessels. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective.  In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or recruit suitable employees, our business, results of operations and financial condition may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, or the Tiger Member, an entity owned and controlled by one of our directors, Graham Porter, and in which Mr. Wang has an indirect interest, and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is a member of the board of managers of each of GCI and Greater China Industrial Investments LLC, or GC Industrial.

Our business depends upon certain employees, who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations and financial condition may be harmed. Although Mr. Wang has an employment agreement with us which is scheduled to expire on May 31, 2021, unless earlier terminated, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

GCI competes in our markets, and its operation in the containership market may harm our business, results of operations and financial position.

The Carlyle Group, or Carlyle, which controls GCI, is a leading global alternative asset manager. GCI invests equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. GCI has become the owner of a significant fleet of containerships, which could compete with us for growth opportunities. Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may conflict with those of us and our shareholders relative to GCI.

Our chief executive officer and co-chairman, Gerry Wang and our director, Graham Porter, are members of the board of managers of each of GCI and GC Industrial. Due to these various capacities, potential conflicts of interest of Messrs. Wang and Porter relating to any potential containership acquisition or sale or chartering opportunities may arise.

Graham Porter, through his interest in the Tiger Member, is an indirect investor in GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, or Blue Water, an affiliate of Dennis R. Washington, or the Washington Member, and our chief executive officer, Gerry Wang, have indirect interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member will have indirect interests in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

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

The market price of our preferred and common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur.  These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future share offerings.  In connection with our initial public offering, our entry into employment or services agreements with our chief executive officer, Gerry Wang, and an affiliate of one of our directors, Graham Porter, and the acquisition of Seaspan Management Services Limited, or SMSL, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares.  These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable.  By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

A.     History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited.  In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of February 20, 2017, we have grown to an operating fleet of 88 containerships and we have entered into contracts for the purchase of an additional eight newbuilding containerships, which have scheduled delivery dates through October 2017.

We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.     Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of February 20, 2017, we operated a fleet of 88 containerships and have entered into contracts for the purchase of an additional eight newbuilding containerships which have scheduled delivery dates through October 2017. Of our eight newbuilding containerships, six will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining two newbuilding containerships in the future. As of February 20, 2017, the average age of the 88 vessels in our operating fleet was approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of February 20, 2017, the charters on the 88 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at February 20, 2017 were as follows:

Customers for Current Fleet
ANL
CMA CGM
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
HL USA
Hapag-Lloyd
K-Line
Maersk
MOL
Yang Ming Marine
Yang Ming
ZIM

Customers for Additional Six Vessel Deliveries Subject to Charter Contracts
MSC
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

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 88 operating vessels as of February 20, 2017:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Seaspan Ganges(2)	10000	2014	—	—	—	—
Seaspan Yangtze	10000	2014	11/20/16	Yang Ming	Minimum 2 months and up to 4 months(3)	Market rate	(4)
Seaspan Zambezi(2)	10000	2014	—	—	—	—
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(5)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(5)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(5)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(5)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(5)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(5)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Genoa(1)	10000	2016	9/12/16	Maersk	5 years + two 1-year options	37.2	(6)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(7)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(7)
CSCL Oceania	8500	2004	10/18/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(4)
CSCL Africa	8500	2005	11/25/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(4)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(8)

COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(9)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(9)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(9)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(9)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(9)
Seaspan Chiwan	4250	2001	6/29/16	Hapag-Lloyd	Minimum 11 months and up to 18 months	Market rate	(4)
Seaspan Hamburg	4250	2001	5/3/16	Hapag-Lloyd	Minimum 11 months and up to 18 months(10)	Market rate	(4)
Seaspan Ningbo	4250	2002	2/7/17	Hapag-Lloyd	Minimum one month and up to five months	Market rate	(4)
Seaspan Dalian	4250	2002	12/16/16	Hapag-Lloyd	Minimum 2.5 months and up to nine months	Market rate	(4)
Seaspan Felixstowe	4250	2002	12/24/16	Hapag-Lloyd	Minimum two months and up to nine months	Market rate	(4)
CSCL Vancouver	4250	2005	2/19/17	COSCO New Golden Sea	Five months	Market rate	(4)
CSCL Sydney(11)	4250	2005	—	—	—	—
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years(12)	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	2/1/17	Hapag-Lloyd	Minimum two months and up to seven months	Market rate	(4)
Dubai Express	4250	2006	11/4/15	HL USA	Minimum 18 months and up to 24 months	Market rate	(4)
Jakarta Express	4250	2006	1/29/17	Hapag-Lloyd	Minimum one month and up to 12 months	Market rate	(4)
Seaspan Saigon	4250	2006	1/23/17	Hapag-Lloyd	Minimum one month and up to 12 months	Market rate	(4)
Seaspan Lahore(13)	4250	2006	—	—	—	—
Rio Grande Express	4250	2006	12/22/16	Hapag-Lloyd	Minimum two months and up to 13.5 months	Market rate	(4)
Seaspan Santos	4250	2006	2/14/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(4)
Seaspan Rio de Janeiro(14)	4250	2007	—	—	—	—
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(15)	18.0	(16)
Seaspan Alps	4250	2009	1/29/17	ZIM	Minimum two months and up to 10 months(17)	Market rate	(4)
Seaspan Kenya(18)	4250	2008	—	—	—	—
Seaspan Grouse(19)	4250	2009	—	—	—	—
Seaspan Mourne(20)	4250	2009	—	—	—	—
Seaspan Loncomilla	4250	2009	10/28/16	ANL	Minimum 1.5 months and up to 12 months	Market rate	(4)
Seaspan Lumaco	4250	2009	2/14/17	CMA CGM	Minimum six months and up to 12 months	Market rate	(4)
Seaspan Lingue	4250	2010	1/5/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(4)
Seaspan Lebu	4250	2010	1/12/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(4)
Seaspan Fraser(1)(21)	4250	2009	—	—	—	—
Kota Mawar	3500	2007	3/27/07	COSCON	12 years	19.0
Kota Maju	3500	2007	7/5/07	COSCON	12 years	19.0

CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(22)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(22)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(22)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(22)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(22)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(22)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(22)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(22)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)

This vessel will commence a short-term time charter with Hapag-Lloyd in April 2017 at market rates for a minimum of five months up to a maximum of 12 months where the exact period is at Hapag-Lloyd’s option. Hapag-Lloyd has an option for an additional period for a minimum of 10 months up to a maximum of 12 months, if 12 months is selected for the firm period.

(3)

This vessel commenced a short-term time charter with Yang Ming in November 2016 at market rates for a minimum of two months up to a maximum of four months where the exact period was at Yang Ming’s option. This vessel is expected to be re-delivered to us in March 2017 and will commence a short-term time charter with Hapag-Lloyd in April 2017 at market rates for a minimum of five months up to a maximum of 12 months where the exact period is at Hapag-Lloyd’s option. Hapag-Lloyd has an option for an additional period for a minimum of 10 months up to a maximum of 12 months, if 12 months is selected for the firm period.

(4)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(5)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(6)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(7)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)

This vessel will commence a direct continuation of the time charter with Hapag-Llyod in April 2017 at market rates for a minimum of one month up to a maximum of five months, where the exact period is at Hapag-Llyod’s option.

(11)

This vessel re-delivered to us in February 2017 and commenced a short-term time charter with COSCO Mercury in February 2017 at market rates for a minimum of two months up to a maximum of 10 months, where the exact period is at COSCO Mercury’s option.

(12)

This vessel will commence a direct continuation of the time charter with COSCO Mercury in March 2017 at market rates for a minimum of two months up to a maximum of 10 months, where the exact period is at COSCO Mercury’s option.

(13)	This vessel commenced a short-term time charter with OOCL in March 2017 at market rates for a minimum of 1.5 months up to a maximum of four months, where the exact period is at OOCL’s option.
(14)

This vessel commenced a short-term time charter with Hapag-Lloyd in March 2017 at market rates for a minimum of two months up to a maximum of 9.5 months, where the exact period is at Hapag-Lloyd’s option. This vessel was also renamed Seaspan Rio de Janeiro in February 2017.

(15)

For this charter, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charter with two years’ prior written notice. In February 2017, we agreed to a direct continuation of this time charter at market rates for a minimum of 1.5 months up to a maximum of 2.5 months, where the exact period is at HL USA’s option.

(16)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charter with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option.

(17)	This vessel was acquired in January 2017 and commenced a short-term time charter with ZIM in January 2017 at market rates.
(18)	This vessel will commence a short-term time charter with ZIM in March 2017 at market rates for a minimum of two months up to a maximum of nine months, where the exact period is at ZIM’s option.
(19)	This vessel was acquired in December 2016 and is currently off-charter.
(20)

This vessel will commence a short-term time charter with Simatech Marine in March 2017 at market rates for a minimum of 2.5 months up to a maximum of six months, where the exact period is at Simatech Marine’s option.

(21)

This vessel re-delivered to us in June 2016 and will commence a short-term time charter with CNC in March 2017 at market rates for a minimum of three months up to a maximum of 12 months, where the exact period is at CNC’s option. This vessel was renamed Seaspan Fraser in November 2016.

(22)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of February 20, 2017, we have contracted to purchase eight additional newbuilding containerships which have scheduled delivery dates through October 2017. Details of the newbuilding containerships are as follows:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	— (2)	— (2)	2017(3)	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	— (2)	— (2)	2017(3)	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 146	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 148	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the future.
(3)	We are in discussions with the shipbuilder to defer delivery to 2018.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of February 20, 2017:

	Scheduled for the Year Ended December 31,
	2016	2017
Owned and leased vessels, beginning of year	85	87
Deliveries	8	9
Disposals(1)	(2)	—
Contractual sale(2)	(4)	—
Total, end of year	87	96
Managed vessels, beginning of year	15	15
Deliveries	2	3
Disposals	(2)	—
Total, end of year	15	18
Total Fleet	102	114
Total Capacity (TEU)	790,650	917,900

(1)

We sold the Seaspan Excellence and Seaspan Efficiency in August and December 2016, respectively. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Developments—Vessel Disposals.”

(2)

In October and November 2016, four 4800 TEU vessels, the MSC Manu, MSC Leanne, MSC Carole and MSC Veronique, completed their respective five-year bareboat charter terms and were sold to MSC for $5.0 million per vessel. Please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2016 Developments—Vessel Sales.”

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of February 20, 2017.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered through 2017	Total Vessels Upon All Deliveries
ANL	1	—	1
CMA CGM	4	—	4
COSCON	18	—	18
COSCO Mercury	2	—	2
COSCO New Golden Sea	1	—	1
CSCL Asia	13	—	13
MOL	10	—	10
HL USA	2	—	2
K-Line	7	—	7
Hapag-Lloyd	9	—	9
Maersk	2	—	2
Yang Ming	1	—	1
Yang Ming Marine	8	1	9
ZIM	1	—	1
Total time charters	79	1	80
MSC (bareboat charters)	—	5	5
No charter	9	2	11
Total fleet	88	8	96

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

Our five 11000 TEU vessels will be chartered by MSC under bareboat charters. Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

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

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our long-term time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis.  The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption.  We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions. Our ship operating expenses have been decreasing due primarily to cost management initiatives.

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
•

implementing a voluntary vessel condition and maintenance monitoring program (Seaspan Ship Management Ltd., or SSML was the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on its hull planned maintenance system);

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

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. Our 17-year bareboat charters for five of our newbuilding vessels on order require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles per vessel per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

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

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations.

With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO approved a measure to require ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy in 2018.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2017. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of SOLAS to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified.

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

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

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

The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. The vessel general permit is written to include existing U.S. Coast Guard management and ballast water exchange requirements.

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Our vessels are all in compliance with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of January 1, 2017, there are three U.S. Coast Guard approved ballast water treatment systems. Consequently, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible, and most vessels dry-docking in 2017 and 2018 have received extensions until their next dry-dock.

The U.S. Coast Guard regulations also require vessels to maintain a vessel-specific ballast water management plan that addresses training and safety procedures, fouling maintenance and sediment removal procedures. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a U.S. Coast Guard-approved ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which were implemented in two stages (effective in 2011 and 2016, respectively) are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

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

The PRC has their own Emission Control Areas for 0.5% sulphur fuel and has identified three areas, Pearl River Delta, Yangtzy River Delta and Bohai Rim Area.  From 2016 to 2019, the PRC is phasing in requirements in these areas that vessels change over to 0.5% sulphur fuel, beginning in a few key ports in 2016 and expanding over time until this requirement applies to all waters within these three areas during 2019.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Also, another EU directive requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has recently adopted a regulation which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation seeks to facilitate the ratification of the IMO Recycling Convention. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply not later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2˚ Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Tests because our Class A common shares, our Series D preferred shares, our Series E preferred shares, our Series G preferred shares, and our Series H preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series D preferred shares, our Series E preferred shares, our Series G preferred shares, or our Series H preferred shares will permit us to continue to qualify for the Section 883 Exemption.

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

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of February 20, 2017.

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 20, 2017 we operated a fleet of 88 vessels and we have entered into contracts for the purchase of an additional eight newbuilding containerships, which have scheduled delivery dates through October 2017. Of our eight newbuilding containerships, six will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the future. As of February 20, 2017, the average age of the 88 vessels in our fleet was approximately six years, on a TEU weighted basis.

Customers for our operating fleet as at February 20, 2017 were ANL, CMA CGM, COSCON, COSCO Mercury, COSCO New Golden Sea, CSCL Asia, HL USA, Hapag-Lloyd, K-Line, Maersk, MOL, Yang Ming, Yang Ming Marine, and ZIM. The customers for the additional six newbuilding containerships that are under long-term, fixed-rate charters upon delivery are Yang Ming Marine and MSC. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2016 Developments

Vessel Deliveries

During the year ended December 31, 2016, we accepted delivery of two 10000 TEU and one 14000 TEU newbuilding containerships.  The two 10000 TEU vessels were constructed at Jiangsu Xinfu and the 14000 TEU vessel was constructed at CSBC, in each case using our fuel-efficient SAVER design.

In April 2016, we entered into a lease financing arrangement with third parties for one 10000 TEU newbuilding vessel, the MOL Beyond. The vessel is being leased from the third parties over a term of 11 years, with an option to purchase the vessel at the nine-year anniversary of the lease for a pre-determined fair value purchase price. We received the eight-year time charter contract with MOL for the MOL Beyond from GCI for no consideration.

In May 2016, we entered into a lease financing arrangement with third parties for one 14000 TEU newbuilding vessel, the YM Window. The vessel is being leased from the third parties over a term of 12 years, with an option to purchase the vessel at the 9.5-year anniversary of the lease for a pre-determined fair value purchase price. We received the 10-year time charter contract with Yang Ming for the YM Window from GCI for no consideration.

In December 2016, we entered into agreements to purchase four 4250 TEU vessels formerly operated by Hanjin and under the control of Hanjin’s creditors, for a total purchase price of $20.8 million. Three of these vessels delivered to us in December 2016 and one vessel delivered to us in January 2017.

The additions to our operating fleet for the year ended December 31, 2016 are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Benefactor	10000	8 years + one 2-year option	MOL	March 2016
MOL Beyond	10000	8 years + one 2-year option	MOL	April 2016
YM Window	14000	10 years + one 2-year option	Yang Ming Marine	May 2016
YM Width	14000	10 years + one 2-year option	Yang Ming Marine	May 2016
Maersk Genoa	10000	5 years + two 1-year option	Maersk	September 2016
Seaspan Grouse	4250	—	—	December 2016
Seaspan Kenya	4250	—	—	December 2016
Seaspan Mourne	4250	—	—	December 2016

Vessel Acquisitions

In June 2016, we acquired two 11000 TEU newbuilding vessels from GCI for a total purchase price of $195.6 million. These vessels will commence 17-year bareboat charters with MSC upon their deliveries scheduled in 2017.

MSC is obligated to purchase the vessels for a pre-determined amount at the end of their respective charters. These two vessels are sister ships to our three 11000 TEU vessels also scheduled for delivery in 2017 and chartered to MSC.

Vessel Disposals

In August and December 2016, we sold two 4600 TEU vessels, the Seaspan Excellence and Seaspan Efficiency, for recycling at an ISO certified recycler for total net sale proceeds of approximately $12.1 million, resulting in a total loss on disposition of approximately $31.9 million. In connection with these sales, we repaid the outstanding principal balance of a debt facility used to finance the acquisition of these vessels.

Vessel Sales

In 2011, we entered into agreements to bareboat charter four 4800 TEU vessels to MSC, each for a five-year term and MSC agreed to purchase the vessels for $5.0 million each at the end of the bareboat charters. In the fourth quarter of 2016, all four 4800 TEU vessels, the MSC Manu, MSC Leanne, MSC Carole and MSC Veronique, completed their five-year bareboat charter terms and were sold to MSC for $5.0 million per vessel.

Equity Financings

In May 2016, we issued to a third-party Asian investor 5,600,000 of our 6.95% Series F preferred shares at a price of $25.00 per share for net proceeds of $136.4 million. The holder of the Series F preferred shares has the right to convert these shares into common shares at a conversion price of $18.00 per share. The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date up to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017. We have the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends at any time after the dividend increases above 6.95%.

In May 2016, we issued 5,750,000 of our Class A common shares in a public offering for net proceeds of approximately $81.1 million before expenses. Concurrently with the closing of the public offering, our chief executive officer and affiliates of one of our directors and of Dennis Washington purchased directly from us, in a private placement and at the public offering price, an aggregate of $15.0 million of additional Class A common shares.

In June 2016, we issued in a registered public offering 4,600,000 of our 8.2% Series G preferred shares at a price of $25.00 per share for net proceeds of approximately $111.4 million before expenses. In August 2016, we issued an additional 3,200,000 Series G preferred shares in a follow-on public offering at a price of $25.00 per share for net proceeds of approximately $76.5 million before expenses. Dividends are payable on the Series G preferred shares at a rate of 8.2% per annum on the stated liquidation preference of $25.00 per share.

In August 2016, we issued 9,000,000 of our 7.875% Series H preferred shares in a public offering at a price of $25.00 per share for net proceeds of approximately $217.7 million before expenses. Dividends are payable on the Series H preferred shares at a rate of 7.875% per annum on the stated liquidation preference of $25.00 per share.

Redemption of Series C Preferred Shares

In June 2016, we redeemed 13,321,774 of our Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, using net proceeds from the Series F preferred share issuance, the Class A common share public offering and concurrent private placement and existing liquidity.

At-the-Market Offering of Preferred Shares

In November 2016, we entered into an equity distribution agreement with our sales agent under which we may, from time to time, issue Series D, Series E, Series G and Series H preferred shares in one or more at-the-market, or ATM, offerings of up to an aggregate of $150.0 million in gross sales proceeds.  During the year ended December 31, 2016, we did not issue any preferred shares under the ATM program.

Revolving Credit Facility

In April 2016, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks to a total commitment of $150.0 million. In August 2016, we increased this loan facility by $10.0 million to a total commitment of $160.0 million. The facility includes features providing for a further commitment of $20.0 million, enabling a total facility size of up to $180.0 million. The revolving loan facility bears interest at LIBOR plus a margin.

Lease Financings

In 2016, we entered into 17-year financing arrangements with an Asian-based leasing company, consisting of leases with commitments totaling approximately $420.8 million to fund the construction and delivery of five 11000 TEU newbuilding containerships. These financing arrangements bear interest at LIBOR plus a margin. The five 11000 TEU newbuilding containerships will commence 17-year bareboat charters upon their deliveries, scheduled during 2017.

In March, May and September 2016, we entered into lease financing arrangements with special purpose companies, or the SPCs, for the MOL Benefactor, YM Width and Maersk Genoa for total gross proceeds of $354.0 million. Under the leases for the MOL Benefactor and the YM Width, we sold the vessels to the SPCs and leased the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary for a pre-determined fair value purchase price. Under the lease for the Maersk Genoa, we sold the vessel to the SPCs and leased the vessel back over a nine-year term, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term may be extended for an additional two years, at the option of the SPCs.

Hanjin Shipping Bankruptcy

On August 31, 2016, Hanjin filed for bankruptcy in South Korea, or the Hanjin Proceeding. As at August 31, 2016, Hanjin chartered three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. Hanjin also chartered one of our 4600 TEU vessels, the Seaspan Efficiency. During the quarter ended December 31, 2016, the charters for all eight vessels were cancelled, the vessels were returned and Hanjin ceased to be a customer. In February 2017, Hanjin commenced liquidation proceedings in South Korea.

As at August 31, 2016, we had approximately $18.9 million of past due accounts receivable from Hanjin. As a result of the Hanjin Proceeding, we recognized a full reserve for these past due accounts receivable, which reduced our net earnings for the year ended December 31, 2016 by approximately $18.9 million. On September 1, 2016, after Hanjin declared bankruptcy, we stopped recognizing revenue on the vessels chartered to Hanjin.

In addition to the consequences of the Hanjin Proceeding described above, it is possible we may incur costs or liabilities resulting from third party claims for unpaid goods and services provided to the vessels while on charter to Hanjin and from other Hanjin related claims made prior to or after the date of the announcement of the Hanjin Proceeding. In the course of the Hanjin Proceeding, we made a claim against Hanjin for any such costs and liabilities, and we also intend to make a claim under our insurance policies for recovery; however, some or all of these costs and liabilities ultimately may not be recovered.

We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained a waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In January 2017, we entered into a supplement to the secured loan agreement with the other lender, extending the grace period for securing an acceptable replacement charter for the third vessel to the fourth quarter of 2018. If acceptable replacement charters are not secured by the fourth quarter of 2017 and the fourth quarter of 2018, as applicable, the loans may become due and payable.

One of these 10000 TEU vessels commenced a short-term charter at market rates in November 2016 and is expected to be redelivered to us in March 2017.  All three 10000 TEU vessels will commence time charters with Hapag-Lloyd at market rates in April 2017 for a minimum of five months up to a maximum of 12 months where the exact period is at Hapag-Lloyd’s option.  Hapag-Lloyd has an option for an additional period for a minimum of ten months up to a maximum of 12 months, if 12 months is selected for the firm period. The Seaspan Efficiency was sold for recycling in December 2016.

Market Conditions

The containership charter market was depressed during 2016, with time charter rates for benchmark 4000 TEU class containerships declining from a high of $6,000 per day to approximately $4,200 per day by the end of the year. Charter rates for these vessels remain below long-term historical averages due to a combination of factors, including continued low rates of growth in global container trade, which was approximately 1.5% in 2016, the delivery of larger vessels that are causing a cascading effect as vessel classes previously serving long-haul trades are displaced and an oversupply of containerships of approximately 4000 TEU in size. As an example, while the number of container vessels in the global fleet decreased by 41 vessels during 2016 due to record-high levels of vessel scrapping, the total global capacity of container vessels increased by approximately 1.7%, or over 333000 TEU, due to the delivery of larger vessels. The increase in the average size of containership vessels in the global fleet is driven by a desire for liners to reduce their fleet operating cost on a per TEU basis.

The current desire for large, cost-efficient containership vessels is evidenced by the fact that over 80% of the current containership orderbook is for vessels greater than 7500 TEU. Economies of scale in containership building mean that the cost per TEU in building large containerships is less than for vessels with smaller TEU capacity.  The total newbuild price for a theoretical 10000 TEU containership, which peaked at $109.0 million in September 2010, fell to $85.3 million by the beginning of 2013, and then increased to approximately $93.0 million as of the end of 2016.

B.     Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

The following discussion of our financial condition and results of operations is for the years ended December 31, 2016 and 2015.  The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2016 and 2015.

Year Ended December 31,	2016	2015
Statement of operations data (in thousands of USD):
Revenue	$877,905	$819,024
Operating expenses:
Ship operating	192,327	193,836
Cost of services, supervision fees	7,390	1,950
Depreciation and amortization	216,098	204,862
General and administrative	32,118	27,338
Operating leases	85,910	40,270
Loss on disposals	31,876	—
Expenses related to customer bankruptcy	19,732	—
Vessel impairments	285,195	—
Operating earnings	7,259	350,768
Other expenses (income):
Interest expense and amortization of deferred financing fees	119,882	108,693
Interest income	(8,455)	(11,026)
Undrawn credit facility fee	2,673	3,100
Refinancing expenses	1,962	5,770
Change in fair value of financial instruments(1)	29,118	54,576
Equity income on investment	(188)	(5,107)
Other (income) expenses	1,306	(4,629)
Net earnings (loss)	$(139,039)	$199,391
Common shares outstanding at year end:	105,722,646	98,622,160
Per share data (in USD):
Basic and diluted earnings (loss) per Class A common share	$(1.89)	$1.46
Dividends paid per Class A common share	1.50	1.47
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$311,087	$335,872
Financing activities(2)	106,907	394,527
Investing activities(2)	(265,613)	(716,634)
Net increase in cash and cash equivalents	$152,381	$13,765
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$367,901	$215,520
Vessels(3)	4,883,849	5,278,348
Other assets(4)	406,079	579,951
Total assets(4)	$5,657,829	$6,073,819

Current liabilities(4)	$484,844	$423,801
Deferred revenue	1,528	2,730
Long-term debt(4)	2,569,697	3,072,058
Long-term obligations under capital lease(4)	459,395	314,078
Other long-term liabilities	195,104	148,083
Fair value of financial instruments	200,012	336,886
Shareholders’ equity	1,747,249	1,776,183
Total liabilities and shareholders’ equity	$5,657,829	$6,073,819
Other data:
Number of vessels in operation at year end	87	85
Average age of fleet (TEU weighted basis) in years at year end	5.6	5.9
TEU capacity at year end	620,650	578,300
Average remaining initial term on outstanding charters (TEU weighted basis)	4.9	5.6
Fleet utilization(5)	96.0%	98.5%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

The cash flow data for 2014 has been recast to present non-cash debt draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)

Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities as of December 31, 2015 decreased by $35.3 million from the amounts previously presented.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

At the beginning of 2016, we had 85 vessels in operation. We accepted delivery of three newbuilding vessels, leased in two vessels, acquired three 4250 TEU vessels, sold two 4600 TEU vessels and sold four 4800 TEU vessels upon completion of their five-year bareboat charters, bringing our operating fleet to a total of 87 vessels as at December 31, 2016.  Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2016	2015	Days	%
Ownership days(1)	30,593	28,133	2,460	8.7%
Operating days(1)	29,384	27,717	1,667	6.0%

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2016	2015	$	%
Revenue	$877,905	$819,024	$58,881	7.2%
Ship operating expense	192,327	193,836	(1,509)	(0.8%)
Depreciation and amortization expense	216,098	204,862	11,236	5.5%
General and administrative expense	32,118	27,338	4,780	17.5%
Operating lease expense	85,910	40,270	45,640	113.3%
Interest expense and amortization of deferred financing fees	119,882	108,693	11,189	10.3%
Refinancing expenses	1,962	5,770	(3,808)	(66.0%)
Loss on disposals	31,876	—	31,876	100.0%
Expenses related to customer bankruptcy	19,732	—	19,732	100.0%
Vessel impairments	285,195	—	285,195	100.0%
Change in fair value of financial instruments	29,118	54,576	(25,458)	(46.6%)

Revenue

Revenue increased by 7.2% to $877.9 million for the year ended December 31, 2016 from $819.0 million in 2015. This increase is primarily due to the delivery of newbuilding vessels in 2015 and 2016 and the addition of two leased in vessels in 2016. These increases were partially offset by lower average charter rates for vessels that were on short-term charters, a reduction in revenue on three 10000 TEU vessels as we stopped recognizing revenue on these vessels on September 1, 2016 after Hanjin declared bankruptcy and an increase in unscheduled off-hire, primarily relating to vessels being off-charter, including the three vessels previously chartered to Hanjin.

The increase in operating days and the related financial impact for the year ended December 31, 2016 relative to 2015 is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2016 vessel deliveries	1,101	$43.5
Full year contribution for 2015 deliveries	1,432	63.3
Change in daily charter hire rate and re-charters	—	(31.4)
Additional days due to leap year	81	2.1
Scheduled off-hire	147	2.0
Unscheduled off-hire(1)	(940)	(20.7)
Supervision fee revenue	—	5.8
Vessel management revenue	—	1.1
Customer bankruptcy	—	(4.5)
Vessel disposals	(154)	(2.3)
Total	1,667	$58.9

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Vessel utilization was 96.0% for the year ended December 31, 2016, compared to 98.5% for the prior year. The decrease in utilization is primarily due to an increase in off-charter days from a weakened market and the termination of Hanjin charters.

During the year ended December 31, 2016 we completed dry-dockings for 15 vessels:

Vessel Class (TEU)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	Year Ended December 31, 2016
2500	—		—		1		—	1
3500	—		—		1		—	1
4250	2	(1)	1	(1)	1	(1)	—	4	(1)
4500	1		—		—		—	1
8500	1		—		—		—	1
13100	5		2				—	7
	9		3		3		—	15

During the year ended December 31, 2015 we completed dry-dockings for 26 vessels:

Vessel Class (TEU)	First Quarter	Second Quarter		Third Quarter	Fourth Quarter		Year Ended December 31, 2015
2500	1	1		—	—		2
4250	3	3	(1)	2	4	(1)	12	(1)
4500	—	—		—	4		4
8500	—	3		2	2		7
13100	—	—		—	1		1
	4	7		4	11		26

(1)  Dry-docking for certain of these vessels was completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 0.8% to $192.3 million for the year ended December 31, 2016, compared to 2015 primarily due to cost savings initiatives. This decrease was partially offset by an 8.7% increase in ownership days due to the delivery of newbuilding vessels in 2015 and 2016, and the addition of two leased in vessels in 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 5.5% to $216.1 million for the year ended December 31, 2016, compared to 2015.  The increase in depreciation and amortization expense was due to the increase in fleet size from vessel deliveries in 2015, an increase in dry-dock amortization during 2015 and 2016 from increased dry-docking activities and write-off of replaced vessel equipment. The increases were partially offset by lower depreciation due to impairment of ten vessels as of September 30, 2016 and the disposal of two 4600 TEU vessels.

General and Administrative Expense

General and administrative expense increased by 17.5% to $32.1 million for the year ended December 31, 2016, compared to 2015. The increase was primarily due to an increase in non-cash stock-based compensation expense related to grants of restricted and performance stock units, professional fees and other corporate expenses incurred.

Operating Lease Expense

Operating lease expense increased to $85.9 million for the year ended December 31, 2016 from $40.3 million in 2015.  The increase was primarily due to the delivery of four vessels in 2015 and three vessels in 2016 that were financed through sale leaseback transactions and the two leases entered into in 2016 with third parties for a 10000 TEU vessel, the MOL Beyond and a 14000 TEU vessel, the YM Window. Under these transactions, we sold the vessels to SPCs and are leasing the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary of the lease for a pre-determined fair value purchase price. The unamortized portion of the deferred gain, which is being amortized as a reduction of the related operating lease expense, on all sale-leasebacks was $194.3 million as at December 31, 2016.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2016	2015	$	%
Long-term debt, excluding deferred financing fees	$2,903.4	$3,387.2	$(483.8)	(14.3)%
Long-term obligations under capital lease, excluding deferred financing fees	498.8	342.8	156.0	45.5
Total borrowings	3,402.2	3,730.0	(327.8)	(8.8)
Less: Vessels under construction	(306.2)	(209.1)	(97.1)	(46.4)
Operating borrowings	$3,096.0	$3,520.9	$(424.9)	(12.1)%

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and long-term obligations under capital lease, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and long-term obligations under capital lease for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense and amortization of deferred financing fees increased by $11.2 million to $119.9 million for the year ended December 31, 2016, compared to 2015. The increase in interest expense was due to an increase in operating borrowings primarily related to certain vessels that delivered in 2015, an increase in LIBOR, higher amortization of deferred financing fees and higher interest due to the full period impact of the March 2015 refinancing of three 4500 TEU vessels. The increases were partially offset by repayments made on existing operating borrowings.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Refinancing Expenses

Refinancing expenses decreased by $3.8 million to $2.0 million for the year ended December 31, 2016, compared to 2015. In 2016 and 2015, we wrote-off deferred financing fees related to the termination and repayment of term loans.

Loss on Disposals

Loss on disposals was $31.9 million for the year ended December 31, 2016 due to the sale of the Seaspan Excellence and Seaspan Efficiency for recycling at an ISO certified recycler, for total net sale proceeds of approximately $12.1 million.

Expenses Related to Customer Bankruptcy

Expenses related to customer bankruptcy were $19.7 million for the year ended December 31, 2016, which included a full reserve for $18.9 million of past due accounts receivables from Hanjin as a result of their bankruptcy filing in August 2016.

Vessel Impairments

For the year ended December 31, 2016, we recognized non-cash vessel impairments of $285.2 million, compared to nil for 2015. The impairment related to 16 vessels held for use, including ten 2500 TEU, four 4250 TEU and two 3500 TEU vessels. We performed an impairment test of our vessels at September 30, 2016 and December 31, 2016 due to the continued weakness in current market rates and declines in the vessels’ market values. Please read “Item 5. Operating and Financial Review and Prospects — D. Critical Accounting Policies and Estimates — Impairment of Long-lived Assets.”

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $29.1 million for the year ended December 31, 2016, compared to a loss of $54.6 million for 2015. The change in fair value was primarily due to the impact of swap settlements, partially offset by an increase in the forward LIBOR curve.  The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us.  These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments.  Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $60.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $6.0 million.

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

The following table presents our operating results for the years ended December 31, 2015 and 2014.

Year Ended December 31,	2015	2014
Statement of operations data (in thousands of USD):
Revenue	$819,024	$717,170
Operating expenses:
Ship operating	193,836	166,097
Cost of services, supervision fees	1,950	—
Depreciation and amortization	204,862	181,527
General and administrative	27,338	30,462
Operating leases	40,270	9,544
Operating earnings	350,768	329,540
Other expenses (income):
Interest expense and amortization of deferred financing fees	108,693	98,501
Interest income	(11,026)	(10,653)
Undrawn credit facility fee	3,100	3,109
Refinancing expenses and costs	5,770	70
Change in fair value of financial instruments(1)	54,576	105,694
Equity (income) loss on investment	(5,107)	(256)
Other expenses	(4,629)	1,828
Net earnings	$199,391	$131,247
Common shares outstanding at year end:	98,622,160	96,662,928
Per share data (in USD):
Basic earnings per Class A common share	$1.46	$0.80
Diluted earnings per Class A common share	1.46	0.79
Dividends paid per Class A common share	1.4700	1.3475
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$335,872	$342,959
Financing activities(2)	394,527	73,621
Investing activities(2)	(716,634)	(691,205)
Net increase (decrease) in cash and cash equivalents	$13,765	$(274,625)
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$215,520	$201,755
Vessels(3)	5,278,348	5,095,723
Other assets(4)	579,951	559,866
Total assets(4)	$6,073,819	$5,857,344

Current liabilities(4)	$423,801	$415,795
Deferred revenue	2,730	7,343
Long-term debt(4)	3,072,058	3,052,941
Long-term obligations under capital lease(4)	314,078	196,136
Other long-term liabilities	148,083	51,967
Fair value of financial instruments	336,886	387,938
Shareholders’ equity	1,776,183	1,745,224
Total liabilities and shareholders’ equity	$6,073,819	$5,857,344
Other data:
Number of vessels in operation at year end	85	77
Average age of fleet (TEU weighted basis) in years at year end	5.9	6.0
TEU capacity at year end	578,300	474,300
Average remaining initial term on outstanding charters (TEU weighted basis)	5.6	5.8
Fleet utilization(5)	98.5%	99.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)

The cash flow data for 2014 has been recast to present non-cash debt draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)

Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $35.3 million (December 31, 2015) and $38.0 million (December 31, 2014) from the amounts previously presented.

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

	Year Ended December 31,		Increase
	2015	2014	Days	%
Ownership days	28,133	25,408	2,725	10.7%
Operating days	27,717	25,157	2,560	10.2%

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2015	2014	$	%
Revenue	$819,024	$717,170	$101,854	14.2%
Ship operating expense	193,836	166,097	27,739	16.7%
Depreciation and amortization expense	204,862	181,527	23,335	12.9%
General and administrative expense	27,338	30,462	(3,124)	(10.3)%
Operating lease expense	40,270	9,544	30,726	321.9%
Interest expense and amortization of deferred financing fees	108,693	98,501	10,192	10.3%
Refinancing expenses and costs	5,770	70	5,700	8142.9%
Change in fair value of financial instruments	54,576	105,694	(51,118)	(48.4)%
Equity income on investment	(5,107)	(256)	4,851	1894.9%

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

Vessel utilization was 98.5% for the year ended December 31, 2015, compared to 99.0% for the prior year. The decrease in vessel utilization was primarily due to a 134-day increase in unscheduled off-hire as a result of an increase in scheduled five-year dry-dockings and a 31-day increase in unscheduled off-hire.  During the year ended December 31, 2015, we completed 26 scheduled dry-dockings, which resulted in 266 days of scheduled off-hire compared to the completion of 10 scheduled dry-dockings that resulted in 132 days of scheduled off-hire in the prior year. During the year ended December 31, 2015, there were 150 days of unscheduled off-hire, which included 73 off-charter days, compared to 119 days of unscheduled off-hire, which included 86 off-charter days, in the same period of 2014.

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

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2015	2014	$	%
Long-term debt, excluding deferred financing fees	$3,387.2	$3,382.4	$4.8	0.1%
Long-term obligations under capital lease, excluding deferred financing fees	342.8	214.5	128.3	59.8
Total borrowings	3,730.0	3,596.9	133.1	3.7
Less: Vessels under construction	(209.1)	(282.0)	72.9	25.9
Operating borrowings	$3,520.9	$3,314.9	$206.0	6.2%

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and long-term obligations under capital lease relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and long-term obligations under capital lease for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The increase in interest expense and amortization of deferred financing fees for the year ended December 31, 2015 of compared to 2014 primarily relates to vessels delivered in 2014 and 2015, as the interest incurred on these vessels in 2014 was capitalized to vessels under construction and the issuance of our fixed-rate senior unsecured notes issued in April 2014, which have a higher interest rate than our other borrowings. These increases were partially offset by repayment of a fixed-rate term loan in the second quarter of 2014, repayments made on operating borrowings, and the termination of the lease financing structure related to five 4500 TEU vessels which were refinanced in December 2014 and March 2015.

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

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Equity Income on Investment

We had a 10.8% investment in GCI, which invests equity capital in containership assets strategic to Greater China. We agreed to make a minority investment in GCI of up to $100.0 million during the investment period through March 2016.  The equity income of $5.1 million for the year ended December 31, 2015 represents our share of income in GCI for such period. Our equity loss in 2014 was $0.3 million.

C.     Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2016, our cash and cash equivalents and short-term investments totaled $368.3 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, lease payments, debt repayments including repayment of our Notes, and the potential future redemption of our Series D, Series E, Series F, Series G and Series H preferred shares.

Our Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares carry an annual dividend rate of 6.95% per $25.00 of liquidation preference per share but will increase by 1.0% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Our Series G preferred shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares carry an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $469.0 million on the eight vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our Class A common shares, while also reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures, debt repayments and lease payments as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of December 31, 2016. In addition, our long-term debt and lease obligations are described in notes 10 and 11, respectively, within our consolidated financial statements included in this Annual Report.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$958.3	$1,118.3	$160.0
Term loan credit facilities	1,600.1	1,600.1	—
Senior unsecured notes	345.0	345.0	—
Total Long-Term Debt	2,903.4	3,063.4	160.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	75.3	75.3	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	108.9	108.9	—
Leases for three 4500 TEU vessels	133.8	133.8	—
Leases for five 11000 TEU vessels	180.8	420.8	240.0
Total Lease Facilities	498.8	738.8	240.0
Total Long-Term Debt and Lease Facilities(3)	$3,402.2	$3,802.2	$400.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation a portion of which are non-recourse to Seaspan Corporation.
(2)

Includes a $160.0 million revolver, which was undrawn as at December 31, 2016. This revolver includes features providing for a further potential increase in commitments of $20.0 million, enabling a total facility size of up to $180.0 million.

(3)	At December 31, 2016 our operating borrowings were $3.1 billion (December 31, 2015 — $3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery be, secured by first-priority mortgages granted on 66 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2016, our revolving credit facilities, term loan credit facilities and our Notes provided for borrowings of up to approximately $3.1 billion, of which approximately $2.9 billion was outstanding and $160.0 million was available to be drawn by us.

Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of December 31, 2016. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2016 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2016. We may prepay all term loans without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances. Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the charter termination, as applicable. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained a waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In January 2017, we entered into a supplement to the secured loan agreement with the other lender, extending the grace period for securing an acceptable replacement charter for the third vessel to the fourth quarter of 2018. If acceptable replacement charters are not secured by the fourth quarter of 2017 and the fourth quarter of 2018, as applicable, the loans may become due and payable.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears.  In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the Notes), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels.  These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2016, our lease facilities provided for borrowings of approximately $738.8 million, of which approximately $498.8 million was outstanding and $240.0 million was available to be drawn by us. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). In addition, if we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

Operating Leases

We have entered into 13 vessel operating lease arrangements. Under 12 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As at December 31, 2016, we had total commitments under vessel operating leases from 2017 to 2028 of approximately $1.3 billion.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Certain Terms under our Long-Term Debt and Lease Arrangements

We are subject to customary conditions before we may borrow under our credit and lease arrangements, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the arrangements.

Our credit and lease arrangements also contain various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;
•	enter into mergers with other entities;
•	conduct material transactions with affiliates; or
•	change the flag, class or management of the vessels securing the facility.

Our credit and lease arrangements also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities and lease arrangements, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit and capital and operating lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at December 31, 2016. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the years presented:

	Year Ended December 31,
(in thousands of USD)	2016	2015	2014
Net cash flow from operating activities	$311,087	$335,872	$342,959
Net cash flow from financing activities	106,907	394,527	73,621
Net cash flow used in investing activities	(265,613)	(716,634)	(691,205)

Operating Cash Flows

Net cash flows from operating activities were $311.1 million for the year ended December 31, 2016, a decrease of $24.8 million compared to 2015.  The decrease in net cash flows from operating activities for the year ended December 31, 2016, compared to the prior year, was primarily due to a decrease in cash related to working capital of $28.3 million, partially offset by an increase in net earnings, excluding non-cash items, of $3.5 million. The decreases in cash related to working capital resulted primarily from swap terminations partially offset by non-cash timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and a decrease in swap settlements, partially offset by increases in operating lease expense, interest expense, ship operating expense and general and administrative expense.

Net cash flows from operating activities were $335.9 million for the year ended December 31, 2015, a decrease of $7.1 million compared to 2014. The decrease in net cash flows from operating activities for the year ended December 31, 2015, compared to the prior year, was primarily due to a decrease in cash related to working capital of $37.9 million, partially offset by an increase in net earnings, excluding non-cash items, of $30.8 million. The decreases in cash related to working capital resulted primarily from timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue and a decrease in general and administrative expense, partially offset by an increase in operating lease expenses, ship operating expense, interest expense and refinancing expenses and costs

For further discussion of changes in revenue and expenses, please read “Results of Operations.”

Financing Cash Flows

Net cash flows from financing activities were $106.9 million for the year ended December 31, 2016, a decrease in cash from financing activities of $287.7 million, compared to 2015.  The decrease in cash from financing activities for the year ended December 31, 2016, compared to 2015, was primarily due to cash used to redeem our Series C preferred shares, lower draws and higher repayments on credit facilities, lower proceeds received from sale-leaseback financings, and an increase of dividend payments on our common and our Series F, Series G and Series H preferred shares. The decreases were partially offset by proceeds received from the issuance of our Series F, Series G and Series H preferred shares, an increase in draws on lease facilities, a decrease in dividends paid on our Series C preferred shares as a result of the redemption and lower repurchases of preferred and common shares.

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

Investing Cash Flows

Net cash flows used in investing activities were $265.6 million for the year ended December 31, 2016, a decrease in cash used of $451.0 million, compared to 2015.  The decrease in cash used for the year ended December 31, 2016, was primarily due to a decrease in installment payments on newbuilding vessels, a decrease in loans made to GCI, proceeds received from the sale of the four 4800 TEU MSC vessels and two 4600 TEU vessels, and a decrease in purchases of short-term investments. These decreases were partially offset by lower loan repayments from GCI.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately six years, on a TEU weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In 2016 we completed 15 dry-dockings, compared to 26 dry-dockings in 2015. Of the 2016 dry-dockings, nine vessels and six vessels underwent their first five-year and 10-year dry-dockings, respectively. In 2017, we expect seven vessels to undergo their 10-year and 15-year dry-dockings.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs are unknown and we use foreign currency contracts and interest rate swaps to manage certain currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends.  On February 28, 2017, we announced our intention to reduce our quarterly dividend to $0.125 per common share commencing with the first quarter of 2017. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to further reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base. Messrs. Dennis R. Washington, Kyle R. Washington, Graham Porter and Gerry Wang and their respective associates and affiliates, which collectively hold over 55% of our common shares as of the date hereof, have advised us they intend to fully participate in our dividend reinvestment plan for the first quarter 2017 dividend payment.

The following dividends were paid or accrued:

	Year Ended December 31,
(in thousands of USD, except per share amounts)	2016	2015

Dividends on Class A common shares
Declared, per share	$1.5000	$1.4700
Paid in cash	148,556	105,691
Reinvested in common shares through our dividend reinvestment program	4,359	38,862
	$152,915	$144,553
Dividends on preferred shares
Series C, paid in cash(1)	$19,665	$32,396
Series D, paid in cash	$9,990	$10,124
Series E, paid in cash	$11,077	$11,135
Series F, paid in cash	$4,405	$—
Series G, paid in cash	$5,150	$—
Series H, paid in cash	$3,888	$—

(1)	In June 2016, we redeemed all of the issued and outstanding Series C preferred shares.

For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Dividends on our Series D, E, F, G and H preferred shares accrue at a rate per annum of 7.95%, 8.25%, 6.95%, 8.20% and 7.875% respectively.

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

Amortization of Dry-Docking Activities

We defer costs incurred for dry-docking activities until the next scheduled dry-docking.  Dry-docking of our vessels is generally performed every five years and includes major overhaul activities that are comprehensive and all encompassing.  We have adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

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

Estimates

Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels.

Revenue assumptions are based on contracted time charter rates up to the end of the life of the current contract of each vessel, as well as an estimated time charter rate, adjusted for future inflation, for the remaining life of the vessel after the completion of its current contract.  The estimated time charter rates for non-contracted revenue days are based on 10-year average time charter rates incorporating historical time charter rate data from an independent third-party maritime research service provider, as well as recent market charter rates relevant to future periods. We consider 10-year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels since such historical average generally represents a full shipping cycle that captures the highs and lows of the market.

Our estimates of vessel utilization, including estimated off-hire time for dry-docking, off-hire time between time charters and equipment or machinery breakdown, are based on historical experience.

Our estimates of operating and dry-docking expenses are based on historical and budgeted operating and dry-docking costs and our expectations of future inflation and operating requirements.  Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including, among other things, crewing costs, insurance and bunker costs and availability of shipyards for dry-docking.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life.  Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values.  We believe the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made.  We can make no assurances however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Impairment Analysis

We performed impairment tests of our vessels at September 30, 2016 and December 31, 2016 as we concluded that there were circumstances that indicated the carrying amount of our vessels may not be recoverable.  These indicators included the deterioration and decline in current market charter rates and declines in the vessels’ market values.  During the year ended December 31, 2016, we determined that the estimated undiscounted cash flows of certain vessels did not exceed the carrying value of the respective vessel over its remaining useful life and, accordingly, recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, including four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

No impairment was recorded for vessels held for use as of December 31, 2015.

Based on current market conditions, we intend to continue to hold and operate our vessels. If time charter rates remain at their current levels, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows which are less than the carrying value of certain of our vessels less than 5100 TEU in size.  If this occurs we will be required to recognize further non-cash impairment charges beyond 2016, including 2017, equal to the excess of the impacted vessels’ carrying value over their fair value.  The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel values and other assumptions, which may differ materially from those used in our estimates at December 31, 2016.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2016. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2016 and, accordingly, have not recorded an impairment charge related to those vessels as of that date.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2016(1) (in millions of USD)	Vessel Carrying Value at December 31, 2015 (in millions of USD)
YM Wish	14000	2015	$109.4	$111.5
YM Wellhead	14000	2015	108.3	111.4
YM Witness	14000	2015	105.0	108.0
COSCO Glory	13100	2011	144.3	149.0
COSCO Pride	13100	2011	144.3	150.4
COSCO Development	13100	2011	145.9	150.6
COSCO Harmony	13100	2011	145.8	150.5
COSCO Excellence	13100	2012	150.0	154.9
COSCO Faith	13100	2012	150.1	155.0
COSCO Hope	13100	2012	149.3	154.6
COSCO Fortune	13100	2012	149.7	154.6
Seaspan Ganges	10000	2014	94.4	97.6
Seaspan Yangtze	10000	2014	94.8	97.9
Seaspan Zambezi	10000	2014	94.7	97.9
Maersk Guayaquil	10000	2015	87.0	90.4
CSCL Zeebrugge	9600	2007	81.5	85.1
CSCL Long Beach	9600	2007	83.0	86.6
CSCL Oceania	8500	2004	48.7	50.4
CSCL Africa	8500	2005	48.8	50.6
COSCO Japan	8500	2010	101.2	105.1
COSCO Korea	8500	2010	101.7	105.7

COSCO Philippines	8500	2010	101.9	105.2
COSCO Malaysia	8500	2010	102.2	105.6
COSCO Indonesia	8500	2010	102.9	106.7
COSCO Thailand	8500	2010	105.0	109.0
COSCO Prince Rupert	8500	2011	107.6	111.4
COSCO Vietnam	8500	2011	107.7	110.7
MOL Emerald	5100	2009	62.4	64.9
MOL Eminence	5100	2009	63.2	65.7
MOL Emissary	5100	2009	63.6	66.1
MOL Empire	5100	2010	64.4	66.8
Seaspan Excellence	4600	2003	-	22.2
Seaspan Efficiency	4600	2003	-	22.3
Brotonne Bridge	4500	2010	77.0	79.9
Brevik Bridge	4500	2011	78.3	81.3
Bilbao Bridge	4500	2011	77.8	80.8
Berlin Bridge	4500	2011	80.3	83.4
Budapest Bridge	4500	2011	81.9	85.0
Seaspan Hamburg	4250	2001	22.9	24.1
Seaspan Chiwan	4250	2001	23.3	24.7
Seaspan Ningbo	4250	2002	25.3	26.7
Seaspan Dalian	4250	2002	26.1	27.6
Seaspan Felixstowe	4250	2002	26.4	27.8
CSCL Vancouver	4250	2005	26.6	27.8
CSCL Sydney	4250	2005	26.9	28.1
CSCL New York	4250	2005	27.1	28.3
CSCL Melbourne	4250	2005	34.6	36.2
CSCL Brisbane	4250	2005	34.7	36.3
New Delhi Express	4250	2005	37.6	39.4
Dubai Express	4250	2006	37.8	39.6
Jakarta Express	4250	2006	38.1	39.8
Seaspan Saigon	4250	2006	38.5	40.2
Seaspan Lahore	4250	2006	38.8	40.5
Rio Grande Express	4250	2006	39.2	41.0
Seaspan Santos	4250	2006	39.4	41.1
Seaspan Rio de Janeiro	4250	2007	40.4	42.2
Manila Express	4250	2007	40.2	42.0
Seaspan Kenya	4250	2008	5.3	—
Seaspan Loncomilla	4250	2009	21.9	51.6
Seaspan Lumaco	4250	2009	22.2	51.2
Seaspan Grouse	4250	2009	5.3	—
Seaspan Mourne	4250	2009	5.3	—
Seaspan Lingue	4250	2010	22.7	53.5
Seaspan Lebu	4250	2010	22.3	53.8
Kota Mawar	3500	2007	18.2	36.9
Kota Maju	3500	2007	20.0	37.7
CSCL Panama	2500	2008	19.8	33.7
CSCL São Paulo	2500	2008	20.0	34.1
CSCL Montevideo	2500	2008	18.6	34.0
CSCL Lima	2500	2008	18.8	34.1
CSCL Santiago	2500	2008	19.0	34.1
CSCL San Jose	2500	2008	19.1	34.2
CSCL Callao	2500	2009	19.8	34.7

CSCL Manzanillo	2500	2009	20.7	35.2
Guayaquil Bridge	2500	2010	20.1	36.0
Calicanto Bridge	2500	2010	20.7	36.2
Total			$4,577.7	$5,069.2

(1)

At December 31, 2016, except for the YM Wish, YM Wellhead and YM Witness, the vessel’s charter-free market value is lower than its carrying value.  The aggregate carrying value of those vessels whose charter-free market value is lower than its carrying value is $4.3 billion.  The estimated aggregate charter-free market value of these vessels is $1.8 billion.  Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.  Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceed their carrying values at December 31, 2016.

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

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of SMSL, which is tested annually for impairment, was tested for impairment at November 30, 2016.  Based on the results of this test, the discounted cash flows substantially exceeded the carrying value of the reporting unit, which is considered to be our business as a whole.  Key assumptions that impact the fair value of the reporting unit include the charter rates our vessels earn when employed, our ability to utilize the vessels in our fleet, the operating life of our vessels, the inflation rate and our cost of capital. The amount, if any, and timing of any goodwill impairment charges we may recognize in the future will depend upon then-current assumptions, which may differ materially from those used at November 30, 2016.

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

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment.  The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  We are evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230):  Restricted Cash.”  ASU 2016-18 requires an entity to include those amounts that are deemed to be restricted cash and cash equivalents in its cash and cash-equivalent balances in the statement of cash flows. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.  We are evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows.”  ASU 2016-15 provides guidance for eight specific cash flow issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, proceeds from settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle.  The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2017.  We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The standard does not apply to equity method investments or investments in consolidated subsidiaries. For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2016, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2016, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	2017	2018-2019	2020-2021	Thereafter
Fixed-rate long-term debt obligations	$436,060	$12,772	$370,545	$25,545	$27,198
Variable-rate long-term debt obligations(1)	2,467,329	303,159	626,767	527,501	1,009,902
Purchase obligations for additional vessels	468,982	468,982	―	―	―
Lease obligations(2)	549,833	40,923	99,709	172,919	236,282
Operating leases(3)	1,349,710	130,265	263,538	268,680	687,227
Total	$5,271,914	$956,101	$1,360,559	$994,645	$1,960,609

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.35% to 4.75% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 5.26% to 5.945% per annum. For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $55.8 million (less than one year), $90.5 million (one to three years), $60.8 million (three to five years) and $38.4 million (more than five years).  Expected interest payments are based on LIBOR plus margins at December 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Represents payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at variable rates of LIBOR plus margins ranging from 2.60% to 3.00% per annum. Expected interest payments are based on LIBOR plus margins at the date our lease facilities were entered into.

(3)

Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.50% to 3.00% per annum. Expected interest payments are based on either LIBOR plus margins at the date our operating leases were entered into, or at December 31, 2016.

Item 6.	Directors, Senior Management and Employees

A.     Directors, Senior Management and Key Employees

Our directors, senior management and key employees as of February 20, 2017, and their ages as of December 31, 2016 are listed below:

Name	Age	Position
Kyle R. Washington	46	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	54	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	58	Chief Operating Officer
David Spivak	49	Chief Financial Officer
Mark Chu	49	General Counsel and Chief Development Officer
John C. Hsu	53	Director
Harald H. Ludwig	62	Director
David Lyall	60	Director
Nicholas Pitts-Tucker	65	Director
Graham Porter	46	Director and Co-Founder
Peter S. Shaerf	62	Deputy Chair of the board of directors

Kyle R. Washington.  Kyle R. Washington was appointed as chairman of our board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., SMSL and certain of SMSL’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver, British Columbia, Canada and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang.  Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005 and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. In 2011, he was elected as lead director of MagIndustries Corp. and as a member of the board of managers of each of GCI and GC Industrial.  He retired from MagIndustries Corp. in June 2015. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. Mr. Wang also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, British Columbia, Canada.

Peter Curtis.  Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by SMSL, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander and was in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, South Africa working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulk carriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management, where he served as technical director. Mr. Curtis has served on the board of directors of The North England P&I Association Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in Mechanical Engineering at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College London in London, United Kingdom and his Bachelor of Science in business from Stellenbosch University in South Africa.

David Spivak.  David Spivak was appointed as our chief financial officer in May 2016. From 2013 to 2016, Mr. Spivak was president and founder of Brockstreet Consulting, where he advised companies on corporate finance matters. From 1995 to 2012, Mr. Spivak worked at Citigroup, serving in various roles, including as a managing director in the Investment Banking and Equity Capital Markets Groups, as well as the Canadian head of global capital structuring and chief operating officer of Citigroup Global Markets Canada. From 2005 to 2009, he was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and special-purpose acquisition companies sectors. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in their Financial Advisory Services Group. Mr. Spivak holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago. He is a Certified Public Accountant (inactive) and currently serves as a Director of Höegh LNG Partners LP.

Mark Chu.  Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013, vice president, corporate development in September 2015 and chief development officer in February 2017. Mr. Chu served as our interim CFO from November 2015 until May 2016. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009, he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

John C. Hsu.  John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He is also a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director.  Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital.  Also, he is currently a director of Isola Capital, a multi-family office based in Hong Kong which manages direct investments in Asian private equity.  From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider).  From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms.  From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S. -listed technology companies.  Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Harald H. Ludwig.  Harald Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee.  Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as former co-chairman and director of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd.  Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is also a member of the Advisory Board of Tennenbaum Capital Partners, LLC. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall.  David Lyall was appointed as a director in May 2012 and is a member of the governance and conflicts committee.  Mr. Lyall has more than 30 years of experience in the financial services industry and is head of institutional sales as well as being Vice Chairman and Director at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia, Canada. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver British Columbia, Canada and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100 percent employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5.0 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker.  Nicholas Pitts-Tucker was appointed as a director in April 2010 and as chair of the audit committee in April 2015.  He is also a member of the compensation committee and of the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia.  At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010 and also retired as a non‑executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan.  In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts‑Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter.  Graham Porter was elected as a director of the Company in April 2010. Mr. Porter has also served as a director of SMSL and certain of its operating subsidiaries since August 2005,and served as an executive officer of such entities prior to our acquisition of SMSL in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group Investments Ltd., an investment firm based in the Cayman Islands which, through its affiliated companies, holds shares in us and in other shipping ventures. Mr. Porter graduated with a B. Com. degree in business, majoring in transportation and logistics and minoring in accounting, from the University of British Columbia in Vancouver, British Columbia.

Peter S. Shaerf.  Peter S. Shaerf was elected as a director in August 2005 and is deputy chair of our board of directors and chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our board of directors in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company.  He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York, New York, United States as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council.  Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2016, each non-employee member of the board of directors received an annual cash retainer of $70,000. Mr. Washington also received an additional $40,000 for his service during 2016 as co-chairman of the board of directors and Peter S. Shaerf received an additional $30,000 for his service during 2016 as deputy chairman of the board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the governance and conflicts committee received an annual payment of $20,000 and each member of the governance and conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each governance and conflicts committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.

In addition, in 2016 the chair of the governance and conflicts committee received an additional payment of $150,000 and each other member of the governance and conflicts committee, as well as John C. Hsu, received an additional payment of $75,000, in consideration for extra time and effort expended on business and strategic matters over the course of 2016.

For 2016, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the years ended December 31, 2016 and 2015, we paid to our directors and management (11 persons in 2016 and 14 persons in 2015) aggregate cash compensation of approximately $5.8 million and $6.1 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to Mr. Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement, including information about the restricted stock units, or RSUs and performance stock units, or PSUs we granted to Mr. Wang in connection with the employment agreement, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Gerry Wang.”

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), which is administered by our board of directors, under which our officers, employees and directors may be granted options, restricted shares, phantom share units and other stock based awards as may be determined by our board of directors. A total of 3,000,000 common shares are reserved for issuance under the Plan. On January 1, 2016, each of our non-employee directors was awarded 8,123 restricted shares, which vested on January 1, 2017. In 2016, we also granted an aggregate 60,000 phantom share units to our executive officers, other than our chief executive officer and chief financial officer, under the Plan, of which 10,000 phantom share units vested immediately and the remaining 50,000 are subject to a three-year annual vesting period which began on January 1, 2017.

SSML has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2016, SSML granted awards to our executive officers under the Cash and Share Bonus Plan comprised of an aggregate of $0.1 million cash and 8,198 common shares of Seaspan.

In 2013, we granted 1,664,457 SARs to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.  Please see note 15 to our consolidated financial statements included in this Annual Report for additional information about outstanding SARs and phantom share units.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2016 will be included as part of our proxy statement, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.     Board Practices

General

As of February 20, 2017, our board of directors consists of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The co-chairmen of our board of directors are Gerry Wang and Kyle R. Washington.  The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of our board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

Our board of directors currently has the following three committees: audit committee, compensation committee, and governance and conflicts committee. The membership of the committees during 2016 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2016, our board of directors held nine meetings, the audit committee held four meetings, the compensation committee held four meetings and the governance and conflicts committee held 20 meetings. The governance and conflicts committee was actively involved in business and strategic matters over the course of 2016.

The audit committee of our board of directors is composed entirely of directors who currently satisfy applicable New York Stock Exchange, or NYSE, and SEC audit committee independence standards. In 2016, the audit committee members were Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; and (4) the performance of our internal audit function and independent auditors.

The compensation committee of our board of directors is composed entirely of directors who satisfy applicable NYSE independence standards. The compensation committee consists of John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf. The compensation committee: (1) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (2) produces a report on executive compensation, which is included in our proxy statement; (3) otherwise discharges our board of directors’ responsibilities relating to the compensation of our officers and directors and (4) performs such other functions as our board of directors may assign to the committee from time to time.

The governance and conflicts committee of our board of directors consists of Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (1) assists our board of directors with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of our board of directors and (2) reviews and, if appropriate, approves transactions between us and our directors, our officers and other related parties involving potential conflicts of interest. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards.  The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) our board of directors, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.

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

D.     Employees

As of December 31, 2016, approximately 4,100 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers, senior management and key employees; and
•	all our current directors and all current executive officers, senior management and key employees as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to February 20, 2017.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Percentage of Total Voting Securities(2)
Kyle R. Washington(3)(4)	6,485,453	6.1%	5.7%
Graham Porter(4)(5)	6,132,260	5.8%	5.4%
Gerry Wang(4)(6)	2,852,289	2.7%	2.5%
Peter S. Shaerf	*	*	*
Peter Curtis	*	*	*
John C. Hsu	*	*	*
Nicholas Pitts-Tucker(7)	*	*	*
David Lyall	*	*	*
Harald H. Ludwig	*	*	*
Mark Chu	*	*	*
David Spivak	*	*	*
All directors, executive officers, senior management and key employees as a group (11 persons)(8)	15,896,015	15.0%	14.0%

(1)	Percentages are based on the 105,893,684 common shares that were issued and outstanding on February 20, 2017.
(2)

Total voting securities include our common shares and our Series F preferred shares. The 5,600,000 Series F preferred shares outstanding are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares. Percentages are based on the number of our outstanding common shares, which provide for one vote per share, and the 7,777,777 votes that the Series F preferred shares were entitled to in the aggregate as of February 20, 2017. The holders of our Series F preferred shares generally are entitled to vote together as a single class, with the holders of our common shares. None of our directors, executive officers, senior management or key employees holds any Series F preferred shares.

(3)

The number of common shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 7, 2017.

(4)

In May 2016, Messrs. Kyle R. Washington, Porter and Wang and their respective associates and affiliates entered into a shareholders agreement pursuant to which the parties agreed to certain rights and obligations with respect to, among other things, the voting and transfer of our common shares then owned or thereafter acquired by them. The number of common shares shown for each of Messrs. Washington, Porter and Wang excludes common shares held by each other party that may be deemed, by virtue of the voting arrangements set forth in the shareholders agreement, to be beneficially owned by Messrs. Washington, Porter or Wang, respectively. Please refer to the Schedule 13D filings of such parties dated May 18 and May 19, 2016 for further information about and a copy of the shareholders agreement.

(5)

The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd. and Seaspan Financial Services Limited, or SFSL, as well as by certain members of his immediate family. Tiger Container Shipping Co. Ltd. is an investment holding company that is indirectly wholly-owned by Mr. Porter. SFSL is an entity owned and controlled by Mr. Porter. This information was provided to us by Mr. Porter on or about February 10, 2017.

(6)

The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company and excludes common shares issuable to Mr. Wang upon vesting of restricted stock units.  This information was provided to us by Mr. Wang on or about February 10, 2017.

(7)

The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 11, 2017.

(8)

Includes an aggregate 555,000 common shares issuable upon the exchange of phantom share units granted to certain executive officers and members of senior management; excludes common shares issuable on the exercise of SARs and common shares issuable to Mr. Wang upon vesting of restricted stock units. Please see note 15 to our consolidated financial statements included in this Annual Report for a description of these awards.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Class A common shares and Series F preferred shares, respectively, by each person known by us to be a beneficial owner of more than 5% of the common shares or Series F preferred shares, respectively. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about February 20, 2017.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series F Preferred Shares(2)	Percentage of Series F Preferred Shares	Percentage of Total Voting Securities(3)
Dennis R. Washington(4)(5)	39,532,117	37.3%	―	―	34.8%
Copper Lion, Inc.(5)(6)	12,578,331	11.9%	―	―	11.1%
Pleasant Way Analyse Developments Limited	―	―	5,600,000	100%	6.8%
Graham Porter(5)(7)	6,132,260	5.8%	―	―	5.4%

(1)	Percentages are based on the 105,893,684 common shares that were issued and outstanding on February 20, 2017.
(2)	The Series F preferred shares are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares.
(3)

Total voting securities include our common shares and our Series F preferred shares. The 5,600,000 Series F preferred shares outstanding are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares. Percentages are based on the number of our outstanding common shares, which provide for one vote per share, and the 7,777,777 votes that the Series F preferred shares were entitled to in the aggregate as of February 20, 2017. The holders of our Series F preferred shares are entitled to vote together as a single class, with the holders of our common shares.

(4)

The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 24, 2017.

(5)

In May 2016, Messrs. Dennis R. Washington, Kyle R. Washington, Graham Porter and Gerry Wang and their respective associates and affiliates entered into a shareholders agreement pursuant to which the parties agreed to certain rights and obligations with respect to, among other things, the voting and transfer of our common shares then owned or thereafter acquired by them. The number of common shares shown for each of Mr. Dennis R. Washington, Copper Lion, Inc. and Mr. Porter excludes common shares held by each other party (and their respective affiliates) that may be deemed, by virtue of the voting arrangements set forth in the shareholders agreement, to be beneficially owned by them. Please refer to the Schedule 13D filings of such parties dated May 18 and May 19, 2016 for further information about and a copy of the shareholders agreement.

(6)

The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about January 20, 2017. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our largest shareholder.

(7)

The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd. and SFSL, as well as by certain members of his immediate family. Tiger Container Shipping Co. Ltd. is an investment holding company that is indirectly owned by Mr. Porter. SFSL is an entity owned and controlled by Mr. Porter. This information was provided to us by Mr. Porter on or about February 10, 2017.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of February 20, 2017, a total of 49,010,078 of our Class A common shares were held by 43 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control other the shareholders agreement described in the Schedule 13Ds filed by each of the Washington family and Messrs. Wang and Porter on May 18 and May 19, 2016, pursuant to which, among other things, the parties have agreed to certain procedures for the election of directors and amendments to our articles of incorporation.

B.     Related Party Transactions

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our investment in GCI and other matters. We may enter into related party transactions from time to time in the future. We have a governance and conflicts committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member and, as of June 2015, has an indirect ownership interest in the Tiger Member. In addition, Mr. Wang serves on the board of managers of each of GCI and GC Industrial. Until the expiry of our right of first refusal with GCI, or the ROFR, Mr. Wang was a voting member of the transaction committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Kyle R. Washington, co-founder and co-chairman of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Until the expiry of the ROFR, Mr. Washington served on the board of managers of GCI and was a non-voting member of the transaction committee of GCI.

Graham Porter is one of our directors. Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions.” In addition, Mr. Porter and his affiliates control entities which provide and have provided certain financial services to us. Please read “—Financial Services Agreement.” Mr. Porter serves on the board of managers of each of GCI and GC Industrial. Until expiry of the ROFR, Mr. Porter was a voting member of the transaction committee of GCI. An affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain services with respect to the vessel investments made by GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.”

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose and Members

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. GCI’s fleet of 18 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water and three newbuildings with delivery dates scheduled through the end of 2017.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million in GCI. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. Pursuant to an expired management agreement with GCI, the Tiger

Member contributed services to GCI and 50% of the fees for such services was and is, to the extent still payable, paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment is reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members are proportionately reduced.

As at December 31, 2016, the Seaspan Member had made capital contributions of $44.7 million to GCI.

Distributions

GCI’s available cash is distributed as and when determined by GCI’s board of managers. Distributions are made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Messrs. Wang and Porter hold economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, they have indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers that currently comprises seven members, including four GC Industrial designees, one Seaspan designee and two Tiger designees who are Messrs. Wang and Porter. In addition, Messrs. Wang and Porter each provide services to GCI and GC Industrial. Until the expiry of the ROFR, Mr. Washington was a member of the GCI board of managers.

GCI has a transaction committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The transaction committee is currently comprised of two GC Industrial designees.

Services Agreements

We have agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member previously provided GCI with financial and strategic services pursuant to a management agreement. While this agreement has expired, the Tiger Member continues to provide services to GCI on an ad hoc basis, for which it receives compensation at a negotiated rate. The Tiger Member also continues to receive compensation for services rendered prior to the expiry of the management agreement.

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

Rights of First Refusal

Our ROFR with GCI expired on March 31, 2016. The ROFR was established in March 2011 and provided for the allocation of certain containership newbuilding and acquisition opportunities between us and GCI. Following expiration of the ROFR, there are no binding arrangements between us and GCI relating to any such future containership opportunities.

Related Party Loans

Please see note 4 to our consolidated financial statements included in this Annual Report for a description of loans to affiliates.

Employment Agreement with Gerry Wang

On May 16, 2016, we entered into an employment agreement, or the Employment Agreement, with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the Employment Agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021. The Employment Agreement provides that Mr. Wang will receive an annual base salary of $1.2 million in cash, an annual target performance bonus of $1.2 million, payable in cash or in our Class A common shares, at Mr. Wang’s discretion, and an annual cash housing allowance of $250,000. In addition, Mr. Wang generally will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we enter into to construct, sell or acquire a vessel (or vessel-owning businesses). The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. During the years ended December 31, 2014, 2015 and 2016, we paid aggregate transaction fees of $7.3 million, $9.5 million and $6.3 million, respectively, to Mr. Wang under his employment agreements with us. If (a) there is a Change of Control (as defined in the Employment Agreement) of us and (b) Mr. Wang thereafter is terminated by us other than for “Just Cause” or if he terminates with or without “Good Reason” (as each term is defined in the Employment Agreement), Mr. Wang will be entitled to certain transaction fees for transactions entered into by us after his termination. If we terminate Mr. Wang’s employment for “Just Cause” or if Mr. Wang terminates his employment without “Good Reason,” he will forfeit a portion of any earned but unpaid transaction fees.

The initial term of the Employment Agreement expires on May 31, 2021, unless terminated earlier by the parties as permitted by the Employment Agreement. If we terminate Mr. Wang’s employment other than for “Just Cause” or if Mr. Wang terminates his employment for “Good Reason,” we will pay Mr. Wang severance equal to three times the aggregate amount of his annual base salary, target performance bonus and housing allowance. Payments will be made in equal installments over 12 months.

In connection with the Employment Agreement, on May 20, 2016 we granted to Mr. Wang awards of RSUs, with an aggregate grant date fair value of $8.04 million, and PSUs, also with an aggregate grant date fair value of $8.04 million, in each case related to the contemplated full five-year employment period discussed below.

The RSUs will vest and become exercisable in five equal tranches on May 31 of each of the next five years, commencing on May 31, 2017, subject to Mr. Wang’s continued employment with us. The number of Class A common shares underlying the RSU grant was determined by dividing (i) the total value of the RSU grant by (ii) the closing stock price on the grant date of $16.76. Upon (a) any Change in Control (as defined in the Employment Agreement) or (b) a termination of Mr. Wang’s employment by us other than for Just Cause, by Mr. Wang for Good Reason or due to Death or Disability (as such terms are defined in the Employment Agreement), all unvested RSUs will vest and become payable. Upon a termination of Mr. Wang’s employment by us for Just Cause or by Mr. Wang without Good Reason, all unvested RSUs will be forfeited.

The PSUs will consist of five tranches of equal value, with the number of Class A common shares underlying each tranche being determined by dividing (i) the value of the tranche by (ii) the fair value of a unit in the tranche on the grant date. Each tranche will vest when both its time and performance vesting hurdles are met. Time vesting will occur for a given tranche of PSUs if Mr. Wang is employed with us on May 31 of a particular year over each of the next five years, commencing on May 31, 2017. Performance vesting will occur for a given tranche of PSUs if the fair market value of a Class A common share equals or exceeds the applicable performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021. The performance vesting share price for a tranche is set at a particular percentage above the closing stock price of a Class A common share on the grant date. The vesting hurdles for the five tranches of PSUs are set forth in the following table. Upon any Change in Control (as defined in the Employment Agreement) or termination of Mr. Wang’s employment by us other than for Just Cause (as defined in the Employment Agreement), by Mr. Wang for Good Reason (as defined in the Employment Agreement) or due to Death or Disability (as defined in the Employment Agreement), PSUs for which the performance hurdle has been satisfied will vest and become payable, and PSUs for which the performance hurdle has not been satisfied will be forfeited in exchange for a number of Class A common shares based on the fair value of the unvested PSUs and our common stock price on the date of the Change in Control or termination, as applicable. Upon a termination of Mr. Wang’s employment by the Company for Just Cause or by Mr. Wang without Good Reason, all unvested PSUs will be forfeited.

	Performance Vesting
Tranche	Vesting Price per Share	% of Closing Common Share Price of $16.76 on the Grant Date	Time Vesting (continued employment)
1	$17.60	105.00%	May 31, 2017
2	$18.48	110.25%	May 31, 2018
3	$19.40	115.76%	May 31, 2019
4	$20.37	121.55%	May 31, 2020
5	$21.39	127.63%	May 31, 2021

Mr. Wang will be permitted to pursue certain containership investment or business opportunities if, after he communicates any such opportunity to our board of directors, we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. Mr. Wang has agreed to maintain beneficial ownership of shares of our Class A common stock owned by him and by certain of his family members and affiliates during the term of the Employment Agreement in an amount equal to the greater of (a) 1,480,000 shares of common stock (approximately 1.5% of our outstanding common shares as of December 31, 2015) and (b) that number of shares having a value equal to 6 times his base salary. We have agreed to register with the SEC the estimated maximum number of our shares that may be earned by Mr. Wang under the Employment Agreement. We have agreed to register with the SEC the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC. Please read “—Registration Rights Agreements.”

We have agreed to register with the SEC the shares Mr. Wang earns under his employment agreement. Please read “—Registration Rights Agreements.”

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement, or the Financial Services Agreement, with SFSL, an entity owned and controlled by our director Mr. Porter, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels.

 SFSL generally will receive fees of 0.60% or 0.80% of the aggregate principal amount of any debt or lease financing provided to us, depending upon the nature of the financing. The audit committee of our board of directors may approve financing fees of up to 1.25% of the aggregate principal amount of debt or lease financings if it determines that the financing is a significant innovation which improves our capital structure or lowers our weighted average cost of capital. SFSL is entitled to financing fees whether or not it proposes or initiates the debt or lease financings. Public offerings and certain private placements of debt securities are excluded from the transactions subject to the Financial Services Agreement. In addition, SFSL may from time to time provide business development, advisory or other services as may be reasonably requested by us and agreed to by SFSL, with the compensation to SFSL for any such additional services to be mutually agreed by us and SFSL and approved by the governance and conflicts committee.

Financing fees will be paid to SFSL either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. A portion of such shares will be subject to a four-year lock-up agreement. The Financial Services Agreement will expire on May 31, 2021 unless terminated earlier by either party in accordance with the terms of the agreement. We may terminate the agreement at any time upon providing SFSL advance notice. If we terminate the agreement other than (a) because Graham Porter no longer controls SFSL or (b) due to a breach by or insolvency event involving SFSL, we must pay to SFSL a cash termination payment of $6.25 million.

Under the terms of the Financial Services Agreement, SFSL will present to our board of directors for consideration certain containership investment or other containership business opportunities known to SFSL and which opportunities are consistent with our business. SFSL will be permitted to pursue any of these opportunities if we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. We have agreed to register with the SEC the shares SFSL earns under the Financial Services Agreement.

During the years ended December 31, 2014, 2015 and 2016, we paid aggregate arrangement fees of $4.5 million, $8.6 million and $7.6 million, respectively, to affiliates of Mr. Porter under the Financial Services Agreement and a prior financial services agreement.

Employment Agreements with Senior Management

Our senior managers, other than Mr. Wang, including Peter Curtis, David Spivak and Mark Chu have employment arrangements with SSML.

Private Placement of Class A Common Shares

On May 27, 2016, we issued an aggregate of 1,020,408 of our Class A common shares in a private placement to our chief executive officer and to affiliates of our director Graham Porter and of Dennis Washington, respectively, at a price of $14.70 per share. This was the same price per share at which we sold Class A common shares to the public in our concurrent public offering.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI,  our acquisition of SMSL in 2012, the Employment Agreement, SFSL and the Series F preferred share private placement, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Shareholders entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors, as well as Gerry Wang, our chief executive officer and co-chairman. Certain of the registration rights agreements give the counterparties piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

Dividend Policy

From our initial public offering in 2005 to 2008, our quarterly dividend on Class A and B common shares was $0.475 per share.  From 2009 to the first quarter of 2010, our quarterly dividend on Class A common shares was $0.10 per share, from the second quarter of 2010 to the fourth quarter of 2010, our quarterly dividend was $0.125 per share, from the first quarter of 2011 to the fourth quarter of 2011, our quarterly dividend was $0.188 per share, for each quarter of 2012,  our dividend was $0.25 per share, for each quarter of 2013,  our dividend was $0.3125 per share, for each quarter of 2014, our dividend was $0.345 per share for each quarter of 2015 and for 2016, our quarterly dividend was $0.375.

In February 2017, our Board of Directors approved management’s recommendation to declare a quarterly cash dividend of $0.125 per each Class A common share, commencing with the quarter ending March 31, 2017.  However, there can be no assurance that we will pay regular quarterly dividends in the amount set out above, or at all.

We intend to use a significant portion of our internally generated cash flow to fund our capital requirements and reduce our debt levels.

Our dividend reinvestment plan provides holders of our Class A common shares an opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common shares at a discount from the applicable market price of the shares, as described in the plan. Messrs. Dennis R. Washington, Kyle R. Washington, Graham Porter and Gerry Wang and their respective associates and affiliates, which collectively hold over 55% of our common shares as of the date hereof, have advised us they intend to fully participate in our dividend reinvestment plan for the first quarter 2017 dividend payment.

There are a number of factors that could affect the dividends on our Class A common shares in the future.  Many of these factors could also affect our ability to pay dividends on our preferred shares.  As a result of these factors, you may not receive dividends based on current amounts or at all.  These factors include, among others, the following:

•

we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, capital commitments to GCI, credit and capital lease repayment obligations, working capital requirements and other cash needs;

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

•

the amount of dividends that we may distribute is limited by restrictions under our credit and lease facilities and future indebtedness could contain covenants that are even more restrictive;  in addition, our credit and lease facilities require us to comply with various financial covenants, and our credit and lease facilities prohibit the payment of dividends if an event of default has occurred and is continuing under our credit and lease facilities or if the payment of the dividend would result in an event of default;

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

	High	Low
January 1, 2012 to December 31, 2012	$ 19.98	$ 13.50
January 1, 2013 to December 31, 2013	25.10	16.46
January 1, 2014 to December 31, 2014	24.36	16.81
January 1, 2015 to December 31, 2015	20.87	14.02
January 1, 2016 to December 31, 2016	20.00	8.08
First quarter 2015	19.10	17.04
Second quarter 2015	20.87	18.11
Third quarter 2015	19.70	14.80
Fourth quarter 2015	17.28	14.02
First quarter 2016	20.00	13.67
Second quarter 2016	18.36	13.53
Third quarter 2016	15.49	13.16
Fourth quarter 2016	13.67	8.08
September 2016	14.55	13.16
October 2016	13.67	12.21
November 2016	12.67	8.08
December 2016	10.03	8.70
January 2017	11.76	9.16
February 2017	9.00	6.62

Our Series D preferred shares are traded on the NYSE under the symbol “SSW PR D.” —The following table sets forth the high and low prices for the Series D preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
December 21, 2012 to December 31, 2012	$25.35	$24.61
January 1, 2013 to December 31, 2013	27.50	24.55
January 1, 2014 to December 31, 2014	27.34	24.25
January 1, 2015 to December 31, 2015	26.67	21.28
January 1, 2016 to December 31, 2016	26.90	16.19
First quarter 2015	26.67	25.35
Second quarter 2015	26.60	24.90
Third quarter 2015	25.10	21.28
Fourth quarter 2015	24.94	22.05
First quarter 2016	24.80	20.73
Second quarter 2016	25.73	23.75
Third quarter 2016	26.90	24.52
Fourth quarter 2016	25.45	16.19
September 2016	25.63	24.52
October 2016	25.45	23.16
November 2016	24.00	16.19
December 2016	21.40	19.56
January 2017	24.36	20.42
February 2017	23.21	19.11

Our Series E preferred shares are traded on the NYSE under the symbol “SSW PR E.” —The following table sets forth the high and low prices for the Series E preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 10, 2014 through December 31, 2014	$26.95	$24.25
January 1, 2015 to December 31, 2015	26.56	20.79
January 1, 2016 to December 31, 2016	26.50	17.72
First quarter 2015	26.41	25.10
Second quarter 2015	26.56	24.95
Third quarter 2015	25.66	20.79
Fourth quarter 2015	25.68	22.82
First quarter 2016	24.12	19.45
Second quarter 2016	25.79	23.14
Third quarter 2016	26.50	24.55
Fourth quarter 2016	25.31	17.72
September 2016	25.68	24.55
October 2016	25.31	24.25
November 2016	24.62	17.72
December 2016	21.30	19.87
January 2017	24.48	20.57
February 2017	23.43	20.17

Our Series G preferred shares are traded on the NYSE under the symbol “SSW PR G.” —The following table sets forth the high and low prices for the Series G preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
June 21, 2016 through December 31, 2016	$26.20	$18.03
Second quarter 2016	25.25	24.83
Third quarter 2016	26.20	24.55
Fourth quarter 2016	25.48	18.03
September 2016	25.55	24.55
October 2016	25.48	24.11
November 2016	24.76	18.03
December 2016	20.80	19.01
January 2017	23.53	20.13
February 2017	22.55	19.90

Our Series H preferred shares are traded on the NYSE under the symbol “SSW PR H.” —The following table sets forth the high and low prices for the Series H preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 11, 2016 through December 31, 2016	$25.75	$17.50
Third quarter 2016	25.75	23.70
Fourth quarter 2016	25.32	17.50
September 2016	25.39	23.70
October 2016	25.32	22.57
November 2016	23.32	17.50
December 2016	20.19	18.50
January 2017	23.00	19.52
February 2017	21.91	19.16

Our Notes are traded on the NYSE under the symbol “SSWN.” —The following table sets forth the high and low prices for our Notes on the NYSE since the date of listing for the periods indicated.

	High	Low
April 8, 2014 through December 31, 2014	$25.94	$23.90
January 1, 2015 to December 31, 2015	25.99	22.00
January 1, 2016 to December 31, 2016	26.46	22.75
First quarter 2015	25.99	24.35
Second quarter 2015	25.72	24.75
Third quarter 2015	25.65	24.76
Fourth quarter 2015	25.20	22.00
First quarter 2016	25.39	22.75
Second quarter 2016	26.46	24.61
Third quarter 2016	26.08	24.77
Fourth quarter 2016	25.75	23.75
September 2016	25.82	25.16
October 2016	25.75	25.16
November 2016	25.49	23.75
December 2016	25.26	24.56
January 2017	25.50	24.95
February 2017	25.44	23.50

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our articles of incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Amendments to our articles of incorporation were previously filed as Exhibit 3.2 to Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014 and as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015. Our amended and restated bylaws were previously filed as Exhibit 1.2 to Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012, and an amendment to our amended and restated bylaws was previously filed as Exhibit 3.5 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015, and are hereby incorporated by reference into this Annual Report. In connection with our issuance of series of our preferred shares and the authorization of Series R preferred shares with respect to our now terminated shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report. The Series F Statement of Designation was previously filed as Exhibit 4.1 to Form 6-K filed on May 4, 2016 and is hereby incorporated by reference into this Annual Report. The Series G Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on June 16, 2016 and is hereby incorporated by reference into this Annual Report. The Series H Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on August

11, 2016 and is hereby incorporated by reference into this Annual Report. The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders, are convened are described in our bylaws.

C.     Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Registration Rights Agreement dated August 8, 2005, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.1 to Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(b) Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein, previously filed as Exhibit 10.3 to Form 6-K, filed with the SEC on February 2, 2009.

(c) Seaspan Corporation Stock Incentive Plan dated December 23, 2015, previously filed as Exhibit 4.3 to the Company’s Form 20-F, filed with the SEC on March 10, 2016.

(d) Amended and Restated Management Agreement dated as of May 4, 2007, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to the Company’s Form 6-K/A, filed with the SEC on October 10, 2007, as amended by Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008, previously filed as Exhibit 4.9 to Form 20-F, filed with the SEC on March 30, 2011.

(e) Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Peter Shaerf and John Hsu, previously filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, filed with the SEC on July 21, 2005.

(f) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to the Company’s Form 6-K, filed with the SEC on June 12, 2006, as amended by Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to Form 6-K/A, filed with the SEC on October 10, 2007, and Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to Form 20-F, filed with the SEC on March 24, 2008.

(g) U.S. $920,000,000 Reducing Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to the Company’s Form 6-K, filed with the SEC on August 9, 2007.

(h) Amended and Restated Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of March 1, 2017, filed herewith.

(i) Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on March 14, 2011.

(j) Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on March 14, 2011.

(k) Financial Services Agreement between Seaspan Corporation and Seaspan Financial Services Ltd., dated May 16, 2016, previously filed as Exhibit 10.2 to Form 6-K, filed with the SEC on May 19, 2016).

(l) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(m) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(n) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

(o) Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated May 16, 2016, previously filed as Exhibit 10.1 to Form 6-K, filed with the SEC on May 19, 2016.

(p) Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012, previously filed as Exhibit 4.44 to Form 20-F, filed with the SEC on March 18, 2013.

(q) U.S. $1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013, previously filed as Exhibit 4.47 to Form 20-F, filed with the SEC on March 11, 2014.

(r) Registration Rights Agreement, dated March 27, 2016, by and among Seaspan Corporation and Pleasant Way Analyse Development Limited, filed herewith.

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

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

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

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2016 and we believe that we will be treated as a CFC in 2017. It is unclear whether we would be treated as a CFC in future years.

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

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

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

Additionally, for each year during which (a) a U.S. Holder owns shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder dies while owning our shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

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

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This conclusion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping” (as defined below), all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic, including the chartering of ships, provided that, one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion of the tax consequences of us becoming a resident of Canada.

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

Interest Rate Risk

As of December 31, 2016, our variable-rate credit facilities totaled $2.5 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $1.4 billion.  These interest rate swaps and swaptions have a fair value of $11.3 million in our favor and $230.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2016 that are sensitive to changes in interest rates.  Please see notes 10 and 11 to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In thousands of USD	2017	2018	2019	2020	2021	Thereafter
Credit facilities(1)	$303,159	$207,458	$419,310	$227,412	$300,089	$1,009,902
Lease facilities(2)	18,308	27,473	28,100	29,266	30,541	231,312
Operating leases(3)	128,349	129,661	131,029	132,433	134,220	684,358

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
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of December 31, 2016, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2016 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$645,970	$645,970	August 31, 2007	August 31, 2017(2)
5.4200%	416,053	416,053	September 6, 2007	May 31, 2024
5.6000%	148,800	148,800	June 23, 2010	December 23, 2021(2)
5.9450%	131,544	131,544	January 30, 2014	May 31, 2019
5.2600%	87,100	87,100	July 3, 2006	February 26, 2021(2)(3)
5.8700%	―	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)

Swap counterparty has an early termination right in 2017 which may require settlement of the swap at the early termination date. The fair value liability as of December 31, 2016 for this swap is $9.0 million.

In addition, we have entered into two swaption agreements (Swaption A and Swaption B) with a bank. Under

Swaption A, we have the option of entering into an interest rate swap on March 2, 2017 under which we would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank. Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay us a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from us. The interest rate swaps underlying both swaptions have notional amounts of $200.0 million and the same expiration dates. During the year ended December 31, 2016, we restructured the swaption agreements which resulted in an asset to us of $11.3 million.

Counterparties to these financial instruments may expose us to credit-related losses in the event of nonperformance. As of December 31, 2016, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of December 31, 2016. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2016, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our internal controls over financial reporting as of December 31, 2016 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2016 consolidated annual financial statements, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2016, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com).  We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder.  Please contact our chief financial officer David Spivak for any such request at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong China, Fax: +852-2540-1689.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2016 was KPMG LLP, Chartered Accountants.

In 2016 and 2015, the fees billed to us by the accountants for services rendered were as follows:

	2016	2015
Audit Fees	$708,100	$618,400
Audit-Related Fees	―	―
Tax Fees	109,900	104,900
All Other Fees	―	―
	$818,000	$723,300

Audit Fees

Audit fees for 2016 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares.

Audit fees for 2015 include fees related to our annual audit, quarterly reviews and accounting consultations.

Tax Fees

Tax fees for 2016 and 2015 were primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

No other fees for 2016 or 2015 were paid to our principal accountants.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016 and 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Class A Common Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
March 2016	564,270	$14.7347	$1,508,794	$25,642,308

Series C Preferred Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
June 2016	13,321,774	25.00	—	(2)	—

(1)	The total number of shares purchased is based on the settlement date.
(2)

All of issued and outstanding Series C preferred shares were redeemed by us in three installments on June 7, 2016, June 13, 2016 and June 20, 2016 pursuant to our right to redeem such shares at the redemption price set forth in the statement of designation for our Series C preferred shares. We announced our plan to redeem our Series C preferred shares by press releases issued on May 23, 2016, May 27, 2016 and June 3, 2016.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•

We are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.

•	Our board of directors, rather than a nominating committee of independent directors, evaluates and approves director nominees.
Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

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

1.8

Statement of Designation of the 6.95% Cumulative Convertible Perpetual Preferred Shares—Series F, dated May 4, 2016 (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on May 19, 2016).

1.9

Statement of Designation of the 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G, dated June 15, 2016 (incorporated herein by reference to Exhibit 3.6 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on June 16, 2016).

1.10

Statement of Designation of the 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, dated August 10, 2016 (incorporated herein by reference to Exhibit 3.6 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on August 11, 2016).

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

2.3

Specimen of Share Certificate of Seaspan Corporation 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

2.4

Specimen of Share Certificate of Seaspan Corporation 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on June 16, 2016).

Exhibit Number	Description

2.5

Specimen of Share Certificate of Seaspan Corporation 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on August 11, 2016).

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

4.3	Seaspan Corporation Stock Incentive Plan dated December 23, 2015 (incorporated herein by reference to Exhibit 4.3 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 10, 2016).

4.4

Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.5

Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

4.6

Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Peter Shaerf and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

4.7

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

4.8

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

4.9

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

4.10

U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 9, 2007).

4.11*	Amended and Restated Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of March 1, 2017.

Exhibit Number	Description
4.12

Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.13

Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.14

Financial Services Agreement between Seaspan Corporation and Seaspan Financial Services Ltd., dated May 16, 2016 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on May 19, 2016).

4.15	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.17

Registration Rights Agreement, dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.18

Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated May 16, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on May 19, 2016).

4.19

Lock Up Agreement between Seaspan Corporation and Gerry Wang, dated December 7, 2012 (incorporated herein by reference to Exhibit 4.44 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 18, 2013).

4.20

1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013 (incorporated herein by reference to Exhibit 4.47 to the Company’s Form 20-F (File No. 1-32591) filed with the SEC on March 11, 2014).

4.21*

Registration Rights Agreement, dated March 27, 2016, by and among Seaspan Corporation and Pleasant Way Analyse Development Limited, or Pleasant Way, providing Pleasant Way with certain rights relating to registration under the Securities Act of shares of the Company’s Class A common stock issuable upon conversion of the Series F preferred shares.

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Gerry Wang, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of David Spivak, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited Seaspan Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 6, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants

March 6, 2017

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, the Company has retrospectively changed its method of accounting for debt issuance costs in its year ended December 31, 2016 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

/s/ KPMG LLP

Chartered Professional Accountants

March 6, 2017

Vancouver, Canada

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2016 and 2015

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$367,901	$215,520
Short-term investments	411	3,415
Accounts receivable (note 4 and 5)	30,793	24,065
Loans to affiliate (note 4)	62,414	219,649
Prepaid expenses	37,252	39,731
Gross investment in lease	—	37,783
Fair value of financial instruments (note 19(d))	11,338	—
	510,109	540,163
Vessels (note 6)	4,883,849	5,278,348
Deferred charges (note 7)	68,099	57,299
Goodwill	75,321	75,321
Other assets (note 8)	120,451	89,056
Fair value of financial instruments (note 19(d))	—	33,632
	$5,657,829	$6,073,819
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 16(a))	$62,157	$76,386
Current portion of deferred revenue (note 9)	28,179	22,199
Current portion of long-term debt (note 10)	314,817	285,783
Current portion of long-term obligations under capital lease (note 11)	27,824	22,702
Current portion of other long-term liabilities (note 12)	21,115	15,471
Fair value of financial instruments (note 19(d))	30,752	1,260
	484,844	423,801
Deferred revenue (note 9)	1,528	2,730
Long-term debt (note 10)	2,569,697	3,072,058
Long-term obligations under capital lease (note 11)	459,395	314,078
Other long-term liabilities (note 12)	195,104	148,083
Fair value of financial instruments (note 19(d))	200,012	336,886
Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,751,629 shares issued and outstanding (2015 – 23,673,403)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 105,722,646 shares issued and outstanding (2015 – 98,622,160)	1,385	1,223
Treasury shares	(367)	(356)
Additional paid in capital	2,580,274	2,266,661
Deficit	(807,496)	(460,425)
Accumulated other comprehensive loss	(26,547)	(30,920)
	1,747,249	1,776,183
	$5,657,829	$6,073,819

Commitments and contingent obligations (note 17)

Subsequent events (note 20)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Revenue	$877,905	$819,024	$717,170
Operating expenses:
Ship operating	192,327	193,836	166,097
Cost of services, supervision fees	7,390	1,950	—
Depreciation and amortization	216,098	204,862	181,527
General and administrative	32,118	27,338	30,462
Operating leases (note 12)	85,910	40,270	9,544
Loss on disposals (note 6)	31,876	—	—
Expenses related to customer bankruptcy (note 5)	19,732	—	—
Vessel impairments (note 6)	285,195	—	—
	870,646	468,256	387,630
Operating earnings	7,259	350,768	329,540
Other expenses (income):
Interest expense and amortization of deferred financing fees	119,882	108,693	98,501
Interest income	(8,455)	(11,026)	(10,653)
Undrawn credit facility fees	2,673	3,100	3,109
Refinancing expenses	1,962	5,770	70
Change in fair value of financial instruments (note 19(d))	29,118	54,576	105,694
Equity income on investment (note 8)	(188)	(5,107)	(256)
Other expense (income)	1,306	(4,629)	1,828
	146,298	151,377	198,293
Net earnings (loss)	$(139,039)	$199,391	$131,247
Earnings (loss) per share (note 14):
Class A common share, basic	$(1.89)	$1.46	$0.80
Class A common share, diluted	(1.89)	1.46	0.79

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net earnings (loss)	$(139,039)	$199,391	$131,247
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 19(d))	4,373	4,397	5,311
Comprehensive income (loss)	$(134,666)	$203,788	$136,558

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2016, 2015 and 2014

	Number of
	common	Number of												Accumulated
	shares	preferred shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2013	69,208,888	200,000	13,665,531	5,105,000	—	—	—	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	131,247	—	131,247
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	5,311	5,311
Conversion of Series A preferred shares	23,177,175	(200,000)	—	—	—	—	—	—	232	(2)	—	(230)	—	—	—
Series E preferred shares issued	—	—	—	—	5,400,000	—	—	—	—	54	—	134,946	—	—	135,000
Class A common shares issued	206,600	—	—	—	—	—	—	—	2	—	—	4,731	—	—	4,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	—	(5,073)	—	—	(5,073)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	—	—	(127,007)	—	(127,007)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(50,443)	—	(50,443)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	—	1,166	(1,166)	—	—
Shares issued through dividend reinvestment program	3,043,731	—	—	—	—	—	—	—	31	—	—	64,666	—	—	64,697
Share-based compensation expense (note 15): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	214,464	—	—	—	—	—	—	—	2	—	—	7,699	—	—	7,701
Other share-based compensation	344,438	—	—	—	—	—	—	—	3	—	—	7,350	—	—	7,353
Fleet growth payments	468,968	—	—	—	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(1,336)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	—	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2016, 2015 and 2014

	Number of
	common	Number of												Accumulated
	shares	preferred shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	—	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 15): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	—	(343,757)	(123,971)	(29,400)	—	—	—	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015, carried forward	98,622,160	—	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2016, 2015 and 2014

	Number of
	common	Number of												Accumulated
	shares	preferred shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015, carried forward	98,622,160	—	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	286,009	—	—	—	—	—	—	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense (note 15): Restricted class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	446,643	—	—	—	—	—	—	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(2,539)	—	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016	105,722,646	—	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Cash from (used in):
Operating activities:
Net earnings (loss)	$(139,039)	$199,391	$131,247
Items not involving cash:
Depreciation and amortization	216,098	204,862	181,527
Share-based compensation (note 15)	6,378	4,528	8,301
Amortization of deferred financing fees	14,181	11,685	10,342
Amounts reclassified from other comprehensive loss to interest expense	3,407	3,319	4,259
Unrealized change in fair value of financial instruments	(53,998)	(53,252)	(13,064)
Equity income on investment (note 8)	(188)	(5,107)	(256)
Refinancing expenses and recoveries	1,677	5,148	(398)
Operating leases (note 12)	(19,003)	(9,795)	(1,428)
Vessel impairments	285,195	—	—
Expenses related to customer bankruptcy (note 5)	18,883	—	—
Loss on disposals	31,876	—	—
Other income	—	(6,600)	—
Other	34	7,759	10,614
Changes in assets and liabilities:
Accounts receivable	(21,711)	(323)	(9,593)
Lease receivable	17,783	21,170	21,170
Prepaid expenses	2,108	(15,960)	856
Other assets and deferred charges	(17,468)	(31,011)	(9,380)
Accounts payable and accrued liabilities	(15,293)	10,143	5,574
Deferred revenue	4,778	(10,085)	3,188
Other long-term liabilities	6,600	—	—
Fair value of financial instruments	(31,211)	—	—
Cash from operating activities	311,087	335,872	342,959
Financing activities:
Senior unsecured notes issued	—	—	345,000
Preferred shares issued, net of issuance costs (note 13(b))	541,694	—	130,415
Common shares issued, net of issuance costs (note 13(a))	95,978	—	4,245
Draws on credit facilities	220,485	534,325	660,160
Repayment of credit facilities	(704,291)	(607,174)	(872,659)
Draws on long-term obligations under capital lease	180,750	150,000	—
Repayment of long-term obligations under capital lease	(24,733)	(21,691)	(393,382)
Common shares repurchased, including related expenses	(8,269)	(13,885)	—
Preferred shares redeemed, including related expenses	(333,074)	—	—
Preferred shares repurchased, including related expenses (note 13)	—	(12,303)	—
Financing fees	(12,992)	(17,399)	(17,405)
Dividends on common shares	(148,556)	(105,691)	(62,310)
Dividends on preferred shares	(54,085)	(53,655)	(50,443)
Proceeds from sale-leaseback of vessels (note 12)	354,000	542,000	330,000
Cash from financing activities	106,907	394,527	73,621
Investing activities:
Expenditures for vessels	(343,552)	(712,663)	(524,255)
Short-term investments	3,004	(2,203)	10,463
Net proceeds from vessel disposals	12,078	—	—
Proceeds from sale of leased vessels	20,000	—	—
Restricted cash	(201)	—	60,000
Loans to affiliate (note 4)	(18,096)	(201,865)	(210,713)
Repayment of loans to affiliate (note 4)	67,831	200,680	850
Other assets	(6,677)	(583)	(27,550)
Cash used in investing activities	(265,613)	(716,634)	(691,205)
Increase (decrease) in cash and cash equivalents	152,381	13,765	(274,625)
Cash and cash equivalents, beginning of year	215,520	201,755	476,380
Cash and cash equivalents, end of year	$367,901	$215,520	$201,755

Supplemental cash flow information (note 16(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

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

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.

(c)	Recently adopted accounting pronouncements

Effective January 1, 2016, the Company retrospectively adopted, as required, Accounting Standards Update, or ASU, 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the related debt liability rather than as a deferred asset.  Amortization of the costs is reported as interest expense.

The impact on the consolidated statement of operations for the years ended December 31, 2015 and 2014 was a reclassification of $11,685,000 and $10,342,000, respectively, from amortization of deferred charges to interest expense.  There was no impact on net earnings.

The impact on the consolidated balance sheet at December 31, 2015 was a reduction of deferred financing fees of $35,341,000, which was reclassified to reduce the current and long-term portions of long term debt by $1,563,000 and $27,791,000, respectively, and to reduce the current and long-term portions of long-term obligations under capital lease by $125,000 and $5,862,000, respectively.

(d)	Foreign currency translation:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(e)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(f)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

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

(g)	Dry-dock activities:

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

(h)	Goodwill:

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(i)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease arrangements. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on capital leases is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term.

(j)	Revenue recognition:

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

Revenue from vessel management is recognized each day the vessel is managed and when collection is reasonably assured.

(k)	Leases:

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

(l)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and swaptions to reduce the Company’s exposure to changing interest rates on its credit facilities.

All of the Company’s derivatives are measured at their fair value at the end of each period.  Derivatives that mature within one year are classified as current.  For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

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

Years ended December 31, 2016, 2015 and 2014

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

(m)	Fair value measurement:

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

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(n)	Share-based compensation:

The Company has granted restricted shares, phantom share units, performance share units, stock appreciation rights (“SARs”) and restricted stock units to certain of its officers, members of management and directors as compensation. Compensation cost is measured at their grant date fair values.  Under this method, restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares on the date of the grant. SARs and performance share units are measured at fair value using the Monte Carlo model and the fair value of each grant is recognized on a straight-line basis over the requisite service period.

(o)	Earnings per share:

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted earnings per share (“EPS”) is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method was used to compute the dilutive effect of the Company’s convertible preferred shares. Under the if-converted method, dividends applicable to the convertible preferred shares were added back to earnings attributable to common shareholders, and the convertible preferred shares and paid-in kind dividends were assumed to have been converted at the share price applicable at the end of the period.  The if-converted method was applied to the computation of diluted EPS only if the effect was dilutive.

The dividends applicable to the Series C, D, E, F, G and H preferred shares reduce the earnings available to common shareholders, even if not declared, since the dividends are cumulative.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(p)	Use of estimates:

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

(q)	Comparative information:

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

(r)	Recent accounting pronouncements:

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU 2017-04”), “Simplifying the Test for Goodwill Impairment”.  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment.  The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230):  Restricted Cash”.  ASU 2016-18 requires an entity to include those amounts that are deemed to be restricted cash and cash equivalents in its cash and cash-equivalent balances in the statement of cash flows. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows”.  ASU 2016-15 provides guidance for eight specific cash flow issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, proceeds from settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle.  The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2017.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

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

3.	Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries:

In June 2016, the Company acquired 100 percent of each of two Greater China Intermodal Investments LLC subsidiaries (“the GCI Subsidiaries”).  Through the acquisition of the GCI Subsidiaries, the Company acquired two newbuilding 11000 TEU vessels scheduled for delivery in 2017 and their associated 17-year bareboat charters with MSC Mediterranean Shipping Company S.A. that will commence upon the delivery of the respective vessel.  The Company assumed a total of approximately $88,100,000 in remaining instalments under the shipbuilding contracts for these vessels.

The aggregate purchase price was $107,500,000, which was settled by a reduction of the Company’s demand loan with Greater China Intermodal Investments LLC (“GCI”), its equity investee, and was allocated to the assets acquired as follows:

Vessels under construction	$90,802
Other assets (bareboat charters)	12,798
Accounts receivable	3,900
Assets acquired	$107,500

4.	Related party transactions:
(a)	At December 31, 2016, the Company had $62,414,000 (2015 – $219,649,000) due from GCI recorded as loans to affiliate. This amount includes the following:
•

The Company had $57,266,000 (2015 – $209,982,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days notice.  In June 2016, $107,500,000 was repaid in connection with the purchase of the GCI Subsidiaries (note 3).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

•	The interest receivable on these amounts is $5,148,000 (2015 – $9,667,000).

At December 31, 2016, the Company had $6,385,000 (2015 – $4,530,000) due from GCI included in accounts receivable and $2,780,000 (2015 – $1,500,000) due to GCI included in accounts payable and accrued liabilities.

At December 31, 2016, the Company had $655,000 (2015 – $588,000) due from other related parties included in accounts receivable and $1,395,000 (2015 – $265,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	2016	2015	2014
Fees paid:
Arrangement fees	$7,598	$8,627	$4,520
Transaction fees	6,317	9,506	7,323
Income earned:
Interest income	7,513	10,614	9,888
Management fees	4,266	3,154	913
Supervision fees	7,800	1,950	—

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by one of our directors in connection with services associated with debt or lease financings and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.  In addition, pursuant to a financial services agreement, the Company paid an advisory fee of 1% of the gross proceeds of the Series G preferred shares issued in August 2016.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 15(d)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

(c)

The Company entered into leases with third parties for two vessels, the MOL Beyond, a 10000 TEU vessel, and the YM Window, a 14000 TEU vessel.  The vessels are being leased from the third parties over a term of 11 or 12 years, with an option to purchase the vessels at either the nine or 9.5 year anniversary of the lease.  The eight-year time charter contract with Mitsui O.S.K. Lines, Ltd. for the MOL Beyond and the ten-year time charter contract with Yang Ming Marine Transport Corp. for the YM Window were novated to the Company from GCI for no consideration.

The Company recorded the fair value of the time charter contracts as an intangible asset of $16,200,000 and the fair value of the bareboat charter contracts as other long-term liabilities of $16,200,000.  The intangible asset and the other long-term liabilities are being amortized over the term of the related time charters and bareboat charters as a reduction of revenue and operating lease expense, respectively.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

5.	Accounts receivable:

On August 31, 2016, Hanjin, one of the Company’s customers, filed for bankruptcy in Korea.  As a result of the bankruptcy filing, the Company wrote off $18,883,000, representing the total accounts receivable due from Hanjin as at August 31, 2016.  The Company did not record any revenue from chartering vessels to Hanjin after September 1, 2016.  The charters for all three 10000 TEU and one 4600 TEU vessels were terminated and the vessels were returned to the Company.

6.	Vessels:

December 31, 2016	Cost	Accumulated depreciation	Net book value
Vessels	$6,126,220	$1,548,553	$4,577,667
Vessels under construction	306,182	—	306,182
Vessels	$6,432,402	$1,548,553	$4,883,849

December 31, 2015	Cost	Accumulated depreciation	Net book value
Vessels	$6,149,625	$1,080,396	$5,069,229
Vessels under construction	209,119	—	209,119
Vessels	$6,358,744	$1,080,396	$5,278,348

During the year ended December 31, 2016, the Company capitalized interest costs of $8,161,000 (2015 – $5,361,000; 2014 – $8,184,000) to vessels under construction.

In August and December 2016, the Company sold the Seaspan Excellence and Seaspan Efficiency, each a 2003-built 4600 TEU vessel for net sale proceeds of $12,078,000 resulting in a loss on disposition of $31,876,000.

The Company performed an impairment test of its vessels during the year ended December 31, 2016, due to the deterioration in current market rates and declines in the vessels’ market values.  The Company compared estimated undiscounted future cash flows expected to be generated by each vessel over its remaining useful life to its carrying value.  For 16 of our vessels less than 5000 TEU in size, the estimated undiscounted future cash flows were less than the vessel’s carrying amount, therefore an impairment charge was recorded for the amount by which the net book value of the vessel exceeded its fair value.  Fair value was calculated as the net present value of estimated future cash flows which approximate the estimated market value of each vessel.

As of December 31, 2016, the Company recorded non-cash vessel impairments of $285,195,000 for 16 vessels held for use, including four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2014	$18,506	$8,100	$26,606
Costs incurred	32,837	7,113	39,950
Amortization expensed (1)	(8,569)	(525)	(9,094)
Amortization capitalized	—	(163)	(163)
December 31, 2015	$42,774	$14,525	$57,299
Costs incurred	19,119	6,305	25,424
Amortization expensed (1)	(12,856)	(1,768)	(14,624)
December 31, 2016	$49,037	$19,062	$68,099

(1)

Amortization of dry-docking costs is included in depreciation and amortization.  Amortization of financing fees is included in interest expense and amortization of deferred financing fees, unless it qualifies for capitalization.

8.	Other assets:

	2016	2015
Equity investment in affiliate (1)	$48,182	$44,106
Intangible assets	29,812	2,471
Restricted cash	14,059	13,858
Capital assets	1,615	2,288
Other	26,783	26,333
Other assets	$120,451	$89,056

(1)

In March 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau.  The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which ended March 31, 2016.  The Company accounts for its 10.8% (2015 – 10.8%) investment in GCI using the equity method. The investment of $48,182,000 (2015 - $44,106,000) is comprised of the Company’s capital contribution of $44,740,000 (2015 – $40,852,000) and its cumulative equity income on investment of $3,442,000 (2015 – $3,254,000).

9.	Deferred revenue:

	2016	2015
Deferred revenue on time charters	$26,879	$14,271
Deferred interest on lease receivable	—	1,428
Other deferred revenue	2,828	9,230
Deferred revenue	29,707	24,929
Current portion	(28,179)	(22,199)
Deferred revenue	$1,528	$2,730

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

10.	Long-term debt:

	2016	2015
Long-term debt:
Revolving credit facilities (a)	$958,304	$1,057,093
Term loan credit facilities (b)	1,600,085	1,985,102
Senior unsecured notes (c)	345,000	345,000
Deferred financing fees	(18,875)	(29,354)
Long-term debt	2,884,514	3,357,841
Current portion	(314,817)	(285,783)
Long-term debt	$2,569,697	$3,072,058

(a)	Revolving credit facilities:

As of December 31, 2016, the Company had four long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $1,118,315,000 (2015 – $1,227,115,000), of which $160,011,000 (2015 – $170,022,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

In April 2016, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $150,000,000 to be used to fund vessels under construction and for general corporate purposes.  In August 2016, the revolving loan facility was increased to $160,000,000.  The facility bears interest at LIBOR plus a margin. At December 31, 2016, nil has been drawn under this facility.

The Revolvers mature between April 2017 and December 2023.

Based on the Revolvers outstanding at December 31, 2016, the minimum repayments for the balances outstanding are as follows:

2017	$104,183
2018	65,923
2019	197,320
2020	53,281
2021	56,416
Thereafter	481,181
$958,304

Interest is calculated as one month LIBOR plus a margin per annum. At December 31, 2016, the one month LIBOR was 0.8% (2015 – 0.3%) and the margins ranged between 0.5% and 1.3% (2015 – 0.5% and 1.3%). The weighted average rate of interest, including the margin, was 1.4% at December 31, 2016 (2015 – 0.9%). Interest payments are made monthly.

The Company is subject to commitment fees ranging between 0.2% and 0.4% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership for the secured facilities.  For certain of our Revolvers with a principal outstanding of $58,240,000 payment is due in full at maturity.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(b)	Term loan credit facilities:

As of December 31, 2016, the Company had 13 Term Loans available, which provided for aggregate borrowings of up to $1,600,085,000 (2015 – $2,216,352,000), of which nil (2015 – $231,250,000) was undrawn. One of the Term Loans has a revolving loan component and this component has been included in the Revolvers.

During the year ended December 31, 2015, the Company entered into five term loan facilities for a total of $702,700,000 to finance three 10000 TEU, four 4250 TEU and four 14000 TEU containerships.  During 2015, the Company terminated a portion of a term loan facility to finance one 14000 TEU containership.  As a result, $97,500,000 is no longer available.  Each loan bears interest at LIBOR plus a margin.  At December 31, 2015, $366,577,000 was drawn under these facilities.

The Term Loans mature between December 2018 and July 2025.

Based on the Term Loans outstanding at December 31, 2016, the minimum repayments for the balances outstanding are as follows:

2017	$211,748
2018	154,307
2019	234,762
2020	186,903
2021	256,446
Thereafter	555,919
$1,600,085

For certain of our Term Loans with a total principal outstanding of $1,509,025,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2016, the one month, three month and six month LIBOR was 0.8%, 1.0% and 1.2%, respectively (2015 – 0.3%, 0.5% and 0.5%, respectively) and the margins ranged between 0.4% and 4.8% (2015 – 0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $91,060,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.2% at December 31, 2016 (2015 – 3.0%). Interest payments are made in monthly, quarterly or semi-annual payments.

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For one of our Term Loans with a total principal outstanding of $49,200,000, payment is due on the third anniversary of the drawdown date.

(c)	Senior unsecured notes:

The Company has 13,800,000 senior unsecured notes (the “Notes”) issued and outstanding.  The Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per annum, payable quarterly.

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

Years ended December 31, 2016, 2015 and 2014

•	An assignment of the Company’s related shipbuilding contracts; and
•	A pledge of the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time), termination of a shipbuilding contract or a change of control. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.  In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement.

Each credit facility contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2016.

(e)	Refinancing expenses:

During the year ended December 31, 2016, the Company refinanced two of its term loan facilities.  As a result, the Company wrote-off deferred financing fees of approximately $1,962,000, which is included in refinancing expenses.

11.	Long-term obligations under capital lease:

	2016	2015
Long-term obligations under capital lease	$498,784	$342,767
Deferred financing fees	(11,565)	(5,987)
Long-term obligations under capital lease	487,219	336,780
Current portion	(27,824)	(22,702)
Long-term obligations under capital lease	$459,395	$314,078

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

Years ended December 31, 2016, 2015 and 2014

(i)	COSCO Pride - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $144,185,000.  The 12-year lease term began on June 29, 2011, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin.  At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company.

(ii)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The 12-year lease term began on March 14, 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1.

(b)

In May 2016, the Company entered into arrangements with an Asian-based leasing company to provide $420,750,000 of financing for five 11000 TEU newbuilding vessels.  Under the arrangement, the Company will receive pre-delivery financing and at delivery will sell and lease the vessels back over a 17 year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The Company is subject to 0.8% commitment fees calculated on the undrawn amounts.  The vessels are recorded as an asset and the lease obligations are recorded as a liability.  The lease financing bears interest at LIBOR plus a margin.

In March 2015, the Company entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150,000,000.  Under the arrangements, the Company sold the vessels and is leasing the vessels back over a five year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The leases are accounted for as capital leases.  The vessels are recorded as an asset and the lease obligations are recorded as a liability.

The weighted average rate of interest, including the margin, was 4.5% at December 31, 2016 (2015 – 4.5%).

As of December 31, 2016, the carrying value of the five vessels and five vessels under construction funded under these facilities was $761,291,000 (2015 – five vessels $547,401,000).

Based on maximum amounts funded, payments due to the lessors for all ten vessels would be as follows:

2017	$40,923
2018	49,670
2019	50,039
2020	138,484
2021	34,435
Thereafter	236,282
549,833
Less amounts representing interest	(51,049)
$498,784

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

12.	Other long-term liabilities:

	2016	2015
Deferred gain on sale-leasebacks (a)	$194,322	$163,554
Other	21,897	—
Other long-term liabilities	216,219	163,554
Current portion	(21,115)	(15,471)
Other long-term liabilities	$195,104	$148,083

(a)	Deferred gain on sale-leasebacks:

In March and May 2016, the Company entered into sale-leaseback transactions with Asian special purpose companies (“SPCs”), for one 10000 TEU vessel, the MOL Benefactor, and one 14000 TEU vessel, the YM Width. The sale-leaseback transactions provided total gross proceeds of $254,000,000 upon delivery of the vessels. Under the transactions, the Company sold the vessels to the SPCs and leased the vessels back from the SPCs over a term of 11 or 12 years, with an option to purchase the vessel at the nine year or nine year and six month anniversary of the lease for a pre-determined fair value purchase price.

In September 2016, the Company entered into a sale-leaseback transaction with SPCs for one 10000 TEU vessel, the Maersk Genoa, for gross proceeds of $100,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of nine years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price.  If the purchase option is not exercised, the lease term may be extended for an additional two years, at the option of the SPCs.

The sale of these three vessels resulted in a deferred gain totaling approximately $50,921,000 which is being recorded as a reduction of the related operating lease expense over the 11 or 12 year lease term.

During 2015, the Company financed one 10000 TEU and three 14000 TEU newbuilding vessels through lease financing arrangements with Asian SPCs. The lease financing arrangements provided total gross financing proceeds of $542,000,000.  Under the lease financing arrangements, the Company sold the vessels to the SPCs and is leasing the vessels back from the SPCs over an initial term of approximately 8.5 or 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease terms will be automatically extended for an additional two or 2.5 years.  The sale of these four vessels resulted in a deferred gain totaling approximately $117,482,000 which is being recorded as a reduction of the related operating lease expense over 10.5 years or 12 years, representing the initial lease term plus extensions.

13.	Share capital:
(a)	Common shares:

In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. As at December 31, 2016, there are no Class B or Class C common shares outstanding (2015 – nil).

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

In April 2015, the Company renewed the Rule 10b5-1 repurchase plan for up to $50,000,000 of its Class A common shares.  During the years ended December 31, 2016 and 2015, the Company repurchased 564,270 and 944,524 Class A common shares, respectively, for approximately $8,269,000 and $13,885,000, respectively.  This plan was cancelled in May 2016.

In May 2016, the Company issued 6,770,408 Class A common shares at a price of $14.70 per share for gross proceeds of $99,525,000.

(b)	Preferred shares:

As at December 31, 2016, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		December 31,	December 31,
Series	Authorized	Issued	2016	2015
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	—	—	333,044
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
F	20,000,000	5,600,000	140,000	—
G	15,000,000	7,800,000	195,000	—
H	15,000,000	9,000,000	225,000	—
R	1,000,000	—	—	—

Preferred share repurchase plans

In 2015, the Company’s board of directors authorized the repurchase of up to $150,000,000 of its Series C preferred shares and up to $25,000,000 of each of its Series D and Series E preferred shares.

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

During the year ended December 31, 2015, the Company also repurchased 40,000 of its 9.5% Series C preferred shares at $25.50 per share for a total of approximately $1,020,000 in the open market.

At-the-market offering of preferred shares

In November 2016, the Company entered into an equity distribution agreement with a sales agent under which the Company may, from time to time, issue Series D, Series E, Series G and Series H preferred shares in one or more at-the-market, or ATM, offerings up to an aggregate of $150,000,000 in gross sales proceeds.  During the year ended December 31, 2016, the Company did not issue any preferred shares under the ATM program.

(i)	Series C preferred shares:

In June 2016, the Company redeemed 13,321,774 of its Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, at $25.00 per share for a total of approximately $333,074,000 including related expenses.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(ii)	Series D preferred shares:

In December 2012, the Company issued 3,105,000 Series D preferred shares for gross proceeds of $77,625,000. In November 2013, the Company issued an additional 2,000,000 Series D preferred shares for gross proceeds of $50,000,000.  The Series D preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 7.95% per annum from their date of issuance.  At any time on or after January 30, 2018, the Series D preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

(iii)	Series E preferred shares:

In February 2014, the Company issued 5,400,000 Series E preferred shares for gross proceeds of $135,000,000. The Series E preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.25% per annum from their date of issuance.  At any time on or after February 13, 2019, the Series E preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends.  The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

(iv)	Series F preferred shares:

In May 2016, the Company issued 5,600,000 Series F preferred shares for gross proceeds of $140,000,000.  The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if the Company does not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%.

(v)	Series G preferred shares:

In June 2016, the Company issued 4,600,000 Series G preferred shares for gross proceeds of $115,000,000.  In August 2016, the Company issued an additional 3,200,000 Series G preferred shares for gross proceeds of $80,000,000 including accrued dividends to August 25, 2016.  The Series G preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.20% per annum.  At any time on or after June 16, 2021, the Series G preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends.  The Series G preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

(vi)	Series H preferred shares:

In August 2016, the Company issued 9,000,000 Series H preferred shares for gross proceeds of $225,000,000.  The Series H preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 7.875% per annum.  At any time on or after August 11, 2021, the Series H preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends.  The Series H preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2016.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

14.	Earnings per share:
(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A and Series F preferred shares for those periods prior to the conversion of the shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the year ended	Earnings	Shares	Per share
December 31, 2016	(numerator)	(denominator)	amount
Net loss	$(139,039)
Less preferred share dividends:
Series C	(14,420)
Series D	(9,900)
Series E	(11,077)
Series F	(6,055)
Series G	(7,404)
Series H	(6,841)
Basic EPS:
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)
Effect of dilutive securities:
Share-based compensation	—	—
Diluted EPS(1):
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)

For the year ended	Earnings	Shares	Per share
December 31, 2015	(numerator)	(denominator)	amount
Net earnings	$199,391
Less preferred share dividends:
Series C	(33,537)
Series D	(10,086)
Series E	(11,121)
Series C preferred share repurchases	(100)
Basic EPS:
Earnings attributable to common shareholders	$144,547	99,217,000	$1.46
Effect of dilutive securities:
Share-based compensation	—	61,000
Diluted EPS:
Earnings attributable to common shareholders	$144,547	99,278,000	$1.46

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

For the year ended	Earnings	Shares	Per share
December 31, 2014	(numerator)	(denominator)	amount
Net earnings	$131,247
Less preferred share dividends:
Series A	(3,395)
Series C	(33,623)
Series D	(10,036)
Series E	(9,776)
Basic EPS:
Earnings attributable to common shareholders	$74,417	93,402,000	$0.80
Effect of dilutive securities:
Share-based compensation	—	131,000
Contingent consideration	—	117,000
Diluted EPS(2):
Earnings attributable to common shareholders	$74,417	93,650,000	$0.79

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the year.
(2)	The convertible Series A preferred shares are not included in the computation of diluted EPS because its effects are anti-dilutive for the year.

15.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000. The Plan was also amended to an indefinite term from the date of its adoption. At December 31, 2016, there are 1,253,635 (2015 – 1,418,715) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of December 31, 2016 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV
December 31, 2013	48,880	$17.01	657,000	$14.02	7,072,945	$2.32	—	$—
Granted	43,936	22.57	70,000	23.04	—	—	72,314	23.03
Vested	(48,880)	17.01	—	—	—	—	(37,238)	23.03
Exercised	—	—	—	—	(1,193,529)	2.42	—	—
Exchanged	—	—	(20,000)	19.00	—	—	—	—
December 31, 2014	43,936	22.57	707,000	14.77	5,879,416	2.30	35,076	23.03
Granted	51,368	18.39	100,000	18.24	—	—	38,142	20.21
Vested	(45,924)	22.39	—	—	—	—	(35,195)	22.01
Exchanged	—	—	(110,000)	16.21	—	—	—	—
Cancelled	(4,433)	18.39	(49,999)	19.66	(2,605)	3.65	(5,195)	21.86
December 31, 2015	44,947	18.39	647,001	14.73	5,876,811	2.30	32,828	21.03
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57
Vested	(44,947)	18.39	—	—	—	—	(37,374)	18.56
Exchanged	—	—	(70,000)	19.91	—	—	—	—
Expired	—	—	—	—	(3,438,614)	2.26	—	—
Cancelled	—	—	—	—	—	—	(299)	20.21
December 31, 2016	56,861	$15.48	637,001	$14.55	2,438,197	$2.29	523,387	$16.71

At December 31, 2016, there was $14,527,000 (2015 – $1,956,000) of total unamortized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 27 months.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.  During 2016, the total fair value of restricted shares vested was $827,000 (2015 – $1,028,000; 2014 – $831,000) and the total fair value of shares cancelled was nil (2015 – 82,000; 2014 – nil).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2016, 537,001 (2015 – 547,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Restricted stock units:

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

In May 2016, 479,714 restricted stock units were granted to the Company’s chief executive officer.  Each equal tranche will vest if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(c)	Performance stock units:

In May 2016, 786,147 performance stock units were granted to the Company’s chief executive officer.  The weighted average grant date fair value was $10.23 per unit.  Each tranche will vest when both its time and performance vesting hurdles are met.  Time vesting will occur for a given tranche of performance stock units if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017.  Performance vesting will occur for a given tranche of performance stock units if the stock price of a Class A common share equals or exceeds the target performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021.  Upon vesting of the performance stock units, the executive will receive Class A common shares.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the performance stock units were as follows:

Average expected term	3.03 years
Expected volatility	32.25%
Dividend yield	8.95%
Average risk free rate	1.38%

The following table provides information about the performance stock units granted:

		Performance Vesting Price	Time Vesting
Tranche	Number of PSUs	per Share	(continued employment)
1	127,316	$17.60	May 31, 2017
2	140,806	$18.48	May 31, 2018
3	155,212	$19.40	May 31, 2019
4	171,612	$20.37	May 31, 2020
5	191,201	$21.39	May 31, 2021
	786,147

During the year ended December 31, 2016, the Company amortized $6,228,000 (2015 – $3,928,000; 2014 – $7,701,000) in compensation cost related to the above share-based compensation awards.

(d)	Other share-based awards:

During 2016, the Company incurred $6,317,000 (2015 – $9,506,000; 2014 – $7,323,000) in transaction fees that were capitalized to vessels of which $3,159,000 (2015 – $4,753,000; 2014 – $3,662,000) were paid in Class A common shares.

During 2016, the Company incurred $7,598,000 (2015 – $8,627,000; 2014 – $4,520,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $3,799,000 (2015 – $4,314,000; 2014 – $2,260,000) were paid in Class A common shares.

The Company also amortized $600,000 (2015 – $600,000; 2014 – $600,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

16.	Other information:
(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2016	2015
Due to related parties (note 4)	$4,175	$1,765
Accrued interest	16,270	19,841
Accounts payable and other accrued liabilities	41,712	54,780
	$62,157	$76,386

(b)	Supplemental cash flow information:

	2016	2015	2014
Interest paid on debt	$109,272	$97,724	$91,450
Interest received	8,041	10,853	1,211
Undrawn credit facility fee paid	2,856	2,865	3,512
Non-cash transactions:
Dividend reinvestment	4,359	38,862	64,697
Arrangement and transaction fees (note 15)	6,393	9,191	6,753
Acquisition of time charters through novation from GCI (note 4(c))	16,200	—	—
Recognition of fair value of bareboat charters (note 4(c))	16,200	—	—
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	107,500	—	—
Capital contribution through settlement of loans to affiliate	—	19,444	15,000
Dividends on Series A preferred shares	—	—	3,395
Loan repayment for vessels under construction	—	—	29,680
Long-term debt for vessels under construction	—	77,625	8,300
Vessel reallocation	—	—	11,533
Fair value of financial instruments	—	—	50,278

17.	Commitments and contingent obligations:
(a)	As of December 31, 2016, the minimum future revenues to be received on committed time charter party agreements and interest income from direct financing leases are approximately:

2017	$795,386
2018	790,366
2019	762,699
2020	722,489
2021	650,781
Thereafter	1,445,727
$5,167,448

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2016, based on the contractual delivery dates, the Company has outstanding commitments of $468,982,000 in 2017 for installment payments for vessels under construction.

(c)

As of December 31, 2016, the commitment under operating leases for vessels is $1,340,050,000 for 2017 to 2028 and office space is $9,660,000 for 2017 to 2024.  Total commitments under these leases are as follows:

2017	$130,265
2018	131,209
2019	132,329
2020	133,432
2021	135,248
Thereafter	687,227
$1,349,710

18.	Concentrations:

The Company’s revenue is derived from the following customers:

	2016	2015	2014
COSCON(1)	$301,655	$298,658	$303,357
CSCL Asia(1)	123,151	125,900	126,399
Yang Ming	121,576	51,899	8
MOL	117,891	105,676	65,633
K-Line	75,862	74,542	76,130
Hapag-Lloyd	69,661	98,811	77,675
Other	68,109	63,538	67,968
	$877,905	$819,024	$717,170

(1)	While the Company continues to charter the vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

19.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.  As of December 31, 2016, the fair value of the Company’s Revolving and Term loan credit facilities, excluding deferred financing fees, is $2,418,586,000 (2015 – $2,999,746,000) and the carrying value is $2,558,389,000 (2015 – $3,042,195,000).  As of December 31, 2016, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $498,357,000 (2015 – $346,138,000) and the carrying value is $498,784,000 (2015 – $342,767,000). The fair value of the Revolving credit facilities, Term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company.  Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

As of December 31, 2016, the fair value of the Company’s senior unsecured notes is $347,898,000 (2015 – $335,340,000) and the carrying value is $345,000,000 (2015 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

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

The Company’s vessels held for use with a carrying amount of $619,521,000 were written down to their fair value of $334,326,000 resulting in a non-cash impairment charge of $285,195,000 which was included in earnings for the year ended December 31, 2016.  The estimated fair value, measured on a non-recurring basis, of the Company’s vessels held for use is calculated based on discounted cash flows using inputs, other than quoted prices in active markets, that are observable either directly or indirectly.  Therefore the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt.  Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied are recognized in earnings when and where the related interest is recognized in earnings.  If interest rates remain at their current levels, the Company expects that $31,601,000 would be settled in cash in the next 12 months on instruments maturing after 2017.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

As of December 31, 2016, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2016	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$645,970	$645,970	August 31, 2007	August 31, 2017	(2)
5.4200%	416,053	416,053	September 6, 2007	May 31, 2024
5.6000%	148,800	148,800	June 23, 2010	December 23, 2021	(2)
5.9450%	131,544	131,544	January 30, 2014	May 31, 2019
5.2600%	87,100	87,100	July 3, 2006	February 26, 2021	(2) (3)
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)

Swap counterparty has an early termination right in 2017 which may require the Company to settle the swap at the early termination date.  The fair value liability as of December 31, 2016 for this swap is $8,989,000.

In addition, the Company has entered into two swaption agreements (Swaption A and Swaption B) with a bank.  Under Swaption A, the Company has the option of entering into an interest rate swap on March 2, 2017 under which the Company would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank.  Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay the Company a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from the Company.  The interest rate swaps underlying both swaptions have notional amounts of $200,000,000 and the same expiration dates.  During the year ended December 31, 2016, the Company restructured the swaption agreements which resulted in an asset of $11,300,000 to the Company.

During the year ended December 31, 2016, the Company paid $31,211,000 related to swap terminations.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations.  At December 31, 2016, the notional amount of the foreign exchange forward contracts is $2,800,000 (2015 – $15,200,000) and the fair value asset is $60,000 (December 31, 2015 – nil) and fair value liability is $6,000 (2015 – $1,260,000).

Included in short-term investments is $308,000 (2015 - $2,095,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	2016	2015
Fair value of financial instruments asset	$11,338	$33,632
Fair value of financial instruments liability	230,764	338,146

	Gross amounts
	of recognized	Amounts subject
	assets and	to master netting
December 31, 2016	liabilities	agreement	Net amount
Derivative assets	$11,338	$—	$11,338
Derivative liabilities	230,764	—	230,764
Net liability	$(219,426)	$—	$(219,426)

	Gross amounts
	of recognized	Amounts subject
	assets and	to master netting
December 31, 2015	liabilities	agreement	Net amount
Derivative assets	$33,632	$21,964	$11,668
Derivative liabilities	338,146	21,964	316,182
Net liability	$(304,514)	$—	$(304,514)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2016, 2015 and 2014

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2016	2015	2014
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(29,118)	$(54,576)	$(105,694)
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(3,407)	$(3,319)	$(4,259)
Depreciation and amortization	(966)	(1,078)	(1,052)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $2,194,000.

20.	Subsequent events:
(a)

On January 11, 2017, the Company declared a quarterly dividend of $0.496875,  $0.515625, $0.434375, $0.512500 and $0.492188 per Series D, Series E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $16,104,000. The dividends were paid on January 30, 2017 to all shareholders of record on January 27, 2017.

(b)

On January 11, 2017, the Company declared a quarterly dividend of $0.375 per common share. The dividend was paid on January 30, 2017 to all shareholders of record on January 25, 2017. Of the $39,695,000 distribution, $39,278,000 was paid in cash and $417,000 was re-invested through the DRIP.

(c)	In February 2017, the Company terminated its 5.26% swap for $10,852,000. This amount reduced the asset of $11,294,000 that resulted from restructuring the swaption.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

Date: March 6, 2017	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)