Form 20-F
period 2017-12-31
Seaspan CORP
filed 2018-03-06
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

David Spivak

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone:  +852 (2540) 1686

Facsimile:  +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series G Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series H Preferred Shares, par value of $0.01 per share	New York Stock Exchange
6.375% Senior Unsecured Notes due 2019	New York Stock Exchange
7.125% Senior Unsecured Notes due 2027	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

131,693,049 Class A Common Shares, par value of $0.01 per share

5,030,864 Series D Preferred Shares, par value of $0.01 per share

5,415,937 Series E Preferred Shares, par value of $0.01 per share

5,600,000 Series F Preferred Shares, par value of $0.01 per share

7,800,800 Series G Preferred Shares, par value of $0.01 per share

9,025,105 Series H Preferred Shares, par value of $0.01 per share

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

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of “large accelerated filer” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒   Non-accelerated filer  ☐ Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under time charter contracts and the useful lives of our vessels;

•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our Notes and our preferred shares;
•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	the values of our vessels and other factors or events trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

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

References to shipbuilders are as follows:

Shipbuilder	Reference
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
APL Singapore Pte. Ltd.(1)	APL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
COSCO Shipping Lines (Europe) GmbH.(5)	COSCO Europe
New Golden Sea Pte. Ltd. (5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MCC Transport Singapore Pte. Ltd.(8)	MCC
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(7)	A subsidiary of A.P. Moeller Maersk A/S.
(8)	A subsidiary of Maersk.

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

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.     Selected Financial Data

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Statements of operations data (in thousands of USD):
Revenue	$831,324	$877,905	$819,024	$717,170	$677,090
Operating expenses:
Ship operating	183,916	192,327	193,836	166,097	150,105
Cost of services, supervision fees	1,300	7,390	1,950	—	—
Depreciation and amortization	199,938	216,098	204,862	181,527	172,459
General and administrative	40,091	32,118	27,338	30,462	34,783
Operating leases	115,544	85,910	40,270	9,544	4,388
Loss (gain) on disposals	(13,604)	31,876	—	—	—
Expenses related to customer bankruptcy	1,013	19,732	—	—	—
Vessel impairments	—	285,195	—	—	—
Operating earnings	303,126	7,259	350,768	329,540	315,355
Other expenses (income):
Interest expense and amortization of deferred financing fees	116,389	119,882	108,693	98,501	69,973
Interest income	(4,558)	(8,455)	(11,026)	(10,653)	(2,045)
Undrawn credit facility fee	2,173	2,673	3,100	3,109	2,725
Refinancing expenses	—	1,962	5,770	70	4,038
Change in fair value of financial instruments(1)	12,631	29,118	54,576	105,694	(60,504)
Equity (income) loss on investment	(5,835)	(188)	(5,107)	(256)	670
Other expense (income)	7,089	1,306	(4,629)	1,828	1,470
Net earnings (loss)	$175,237	$(139,039)	$199,391	$131,247	$299,028
Common shares outstanding:	131,664,101	105,722,646	98,622,160	96,662,928	69,208,888
Per share data (in USD):
Basic earnings (loss) per Class A common share	$0.94	$(1.89)	$1.46	$0.80	$3.36
Diluted earnings (loss) per Class A common share	0.94	(1.89)	1.46	0.79	2.93
Dividends paid per Class A common share	0.75	1.50	1.47	1.35	1.19
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$323,219	$311,087	$335,872	$342,959	$327,669
Financing activities	(154,087)	106,907	394,527	73,621	62,491
Investing activities	(283,857)	(265,613)	(716,634)	(691,205)	(295,158)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$253,176	$367,901	$215,520	$201,755	$476,380
Current assets	381,405	510,109	540,163	516,926	600,113
Vessels(2)	4,537,216	4,883,849	5,278,348	5,095,723	4,992,271
Deferred charges	62,020	68,099	57,299	26,606	12,247
Gross investment in lease	687,896	—	—	37,783	58,953
Goodwill	75,321	75,321	75,321	75,321	75,321
Other assets	134,284	120,451	89,056	67,308	106,944
Fair value of financial instruments, asset	—	—	33,632	37,677	60,188
Total assets	5,878,142	5,657,829	6,073,819	5,857,344	5,906,037
Current liabilities	443,934	484,844	423,801	415,795	519,175
Long-term deferred revenue	328,681	1,528	2,730	7,343	4,143
Long-term debt	2,192,833	2,569,697	3,072,058	3,052,941	2,820,583
Long-term obligations under capital lease	595,016	459,395	314,078	196,136	565,057
Fair value of financial instruments, long-term liability	168,860	200,012	336,886	387,938	425,375
Total shareholders’ equity	1,949,432	1,747,249	1,776,183	1,745,224	1,571,705
Other data:
Number of vessels in operation at year end	89	87	85	77	71
TEU capacity at year end	665,900	620,650	578,300	474,300	414,300
Fleet utilization(3)	95.7%	96.0%	98.5%	99.0%	98.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our shares or our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and our 5.50% senior notes due 2025, or collectively our Notes.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to pay interest and principal on our Notes, ability to redeem our preferred shares, or the trading price of our shares or Notes.

Risk Inherent in Our Business

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the majority of our revenue.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in 2016. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduces the ability of our customers to make charter payments to us. Any recurrence of significant financial and economic disruption, or any other negative developments affecting our customers generally or specifically (such as the bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs and incurring losses) could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to and may in the future contract to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under future shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this may harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at December 31, 2017, the number of vessels in our operating fleet that were chartered to our then 15 customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2017:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2017
COSCON(1)(2)	27	36.7%
CSCL Asia(1)	10	10.0%
MOL(3)	10	14.8%
Yang Ming Marine	9	17.0%
K-Line(3)	7	9.2%
Other	26	12.3%
	89	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.
(2)	Includes vessels chartered to COSCON, COSCO Mercury and COSCO Europe.
(3)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies (including our existing customers) consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters.  The loss of any of these long-term charters, the increase in number of vessel on short-term charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

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

Most of our vessel financing credit facilities and capital lease facilities, as well as our operating leases, are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities and capital and operating lease arrangements.

We have financed a substantial portion of our fleet with secured indebtedness drawn under our existing credit and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, including approximately $451.8 million in 2018 and an additional $3.9 billion through to 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, our Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities or capital or operating lease arrangements, our lenders or lessors could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2017, we had an aggregate of approximately $2.5 billion outstanding under our credit facilities and our Notes, and capital lease obligations of approximately $648.8 million.  In addition, at December 31, 2017, we had total commitments under vessel operating leases from 2017 to 2029 of approximately $1.4 billion. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the two newbuilding containerships that we have contracted to purchase. As of February 15, 2018, we have entered into a credit facility to finance the two newbuilding containerships that we have contracted to purchase, and we have issued $250 million of our 5.50% senior notes due 2025 (or the Fairfax Notes) in a private placement with affiliates of Fairfax Financial Holdings Limited (or collectively Fairfax).

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of February 15, 2018, we had one vessel off-charter. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities, our Notes and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities or our Notes. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay obligations under our Notes or dividends on our equity securities.

In the past we have recognized, and in the future we may be required to recognize, significant impairment charges.

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

The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. During the year ended December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels. We performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value and concluded no impairment charge was required. The amount, if any, and timing of any impairment charges we may recognize in the future (which may be as early as 2018) will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2017.  Any future impairment charges may be material and would harm our earnings and net asset values. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates—Impairment of Long-lived Assets.”

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of January 1, 2018, newbuilding containerships with an aggregate capacity of 2.7 million TEUs, representing approximately 12.7% of the total worldwide containership fleet capacity as of that date, were under construction, and the global containership fleet is expected to grow over the next two years, based on various estimates. Containership throughput growth exceeded global fleet capacity growth in 2017; however, if containership throughput growth were to drop below the forecast level of fleet capacity growth, it may lead to a reduction in charter hire rates for containership vessels.  If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels. As a result, our cash flow may be subject to instability in the long-term.

A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a long term fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds available to cover our financing costs for related vessels. In recent years, the rates in the short term or spot market have been lower than the rates we have obtained under our long-term, fixed rate charters due to oversupply. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

As a result of these changes, in the future we may be more active in the short-term or spot market, which could possibly involve purchasing existing ships on short term charters or without charters. This may result in additional variability in our cash flow and earnings.

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

We may be required to make substantial capital expenditures to complete the acquisition of future vessels, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

As of February 15, 2018, we have contracted to purchase an additional two newbuilding containerships and one second-hand vessel, with scheduled delivery dates through the second quarter of 2018. As of February 15, 2018, the total purchase price of the two newbuilding containerships remaining to be paid was estimated to be approximately $140.6 million and we have financing in place for a portion of such amount. The total purchase price of the second-hand vessel to be paid is approximately $9.3 million. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay obligations under our Notes, dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources.  Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet including, among other things, to meet future environmental regulatory standards. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term, our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our equity securities or redeem our preferred shares.

Following its recent investment in us, Fairfax will have significant influence over our policies and business.

On February 14, 2018, we issued to Fairfax, in a private placement for an aggregate purchase price of $250 million, an aggregate principal amount of our Fairfax Notes and 38,461,359 warrants, each exercisable into one share of our Class A common stock at an exercise price of $6.50 per share. If the warrants were exercised in full on February 15, 2018, Fairfax’s shareholdings would represent approximately 22.4% of our outstanding common shares on such date. As of the date of this Annual Report, Fairfax has not exercised any of the warrants that it holds. Each warrant is exercisable within seven years and the exercise price and number of shares issuable upon exercise is subject to customary adjustments.  The indenture relating to the Fairfax Notes provides that Fairfax will have the right to designate (i) two members of our board of directors if at least $125 million aggregate principal amount of the Fairfax Notes remains outstanding or (ii) one member of the board of directors if at least $50 million but less than $125 million aggregate principal amount of the Fairfax Notes remains outstanding.  The combination of Fairfax’s board representation and positions as a significant debt and potential equity holder will give it significant influence over our policies and business, and Fairfax’s objectives may conflict with those of other security holders and stakeholders of us.  For additional information about the Fairfax investment, please read “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Private Placement of Debentures and Warrants Exercisable for Class A Common Shares” and our Reports on Form 6-K furnished to the SEC on February 15, 2018 and February 22, 2018.

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our preferred shares following the payment of expenses.

We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

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

Our quarterly dividend is $0.125 per common share. Any increase in such dividend (a) will result in an upward adjustment of the number of shares of our common stock issuable upon exercise of the 38,461,539 warrants we issued to Fairfax as part of the February 2018 private placement, and (b) may be prohibited by the covenants relating to the Fairfax Notes, subject to a restricted payments basket included in the indenture for the notes.  For additional information about the Fairfax investment, please read “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Private Placement of Debentures and Warrants Exercisable for Class A Common Shares.”

The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, and our board of directors may determine to retain cash rather than to use it to pay dividends.

The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares also depend on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, debt and lease repayment requirements, working capital requirements and other cash needs;
•

restrictions under our existing or future credit and lease facilities or any debt securities, including existing restrictions under our credit, capital lease and operating lease facilities and our Notes on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or if the dividend would violate a restricted payments covenant for the Fairfax Notes;

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

In addition, our ability to pay a cash dividend on our common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the Fairfax Notes.

Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and Note holders may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants for our preferred shares.  If we do not comply with the restrictions and covenants in our credit facilities, capital and operating lease arrangements, our Notes or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our preferred shares will be harmed.

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

We generally incur borrowings to fund, in part, installment payments under shipbuilding contracts. If any of newbuilding vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrow.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 24 months. For newbuilding orders, we are required to make payment installments prior to a final installment payment, which final installment payment historically has been approximately 50-80% of the total vessel purchase price. We typically enter into long-term financing to partially fund the construction of our newbuilding vessels. We are required to make these installment payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If for any future newbuilding orders, a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of any related credit facility. Such an outcome could harm our business, results of operations and financial condition.

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

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;

•	environmental and other regulatory developments; and
•	currency exchange rates.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of containerships;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;
•	the number of containerships that are idle; and
•	port and canal infrastructure and congestion.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may not be able to re-charter our vessels at profitable rates or at all, which would harm our results of operations. The same issues will exist if we acquire additional vessels and seek to charter them under short-term or long-term time charter arrangements as part of our growth strategy.

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

As of February 15, 2018, a total of 37 of the 91 vessels in our current and contracted fleet were chartered to Chinese customers and our revenues in 2017 from Chinese customers represented 46.7% of our total revenue in 2017. Our vessels that are chartered to Chinese customers and our newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

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

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. The President of the United States has indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant global economic downturn or increase in protectionist trade policies, both of which would likely lead to a reduction in global trade and demand for containerships.

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

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional fixed-rate time charters for such ships, and to re-charter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months in regard to newbuilding containerships. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our competitors have significantly greater financial resources than we do and may be able to offer better charter rates. Some of our competitors have entered into joint ventures to charter their containerships, and may be able to better satisfy customer demands. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read “Item 4 information on the Company—B. Business Overview—Environmental and Other Regulations”.

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

We are currently under contract to purchase two newbuilding containerships, which are scheduled to be delivered through the second quarter of 2018. Although these newbuilding containerships are substantially complete, other containerships we may order could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

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

In addition, shipbuilding contracts for our newbuilding containerships typically contain “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

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

As of December 31, 2017, we had an aggregate of approximately $2.5 billion outstanding under our credit facilities and our Notes, and capital lease obligations of approximately $648.8 million. These amounts exclude our $250 million Fairfax Notes issued February 2018. In addition, at December 31, 2017, we had total commitments under vessel operating leases from 2017 to 2029 of approximately $1.4 billion. The majority of the credit facilities, capital leases and operating leases are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

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

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 91 vessels as of February 15, 2018. We have also agreed to provide technical management services to third and related parties, including GCI and affiliates of Dennis R. Washington for vessels they may acquire. In addition, we currently manage GCI’s fleet of 16 operating vessels and are contracted to manage GCI’s two newbuilding vessels, scheduled to be delivered through the second quarter of 2018. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective.  In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or recruit suitable employees, our business, results of operations and financial condition may be harmed.

Our former chief executive officer has retired, and we may experience disruption as we transition to our new chief executive officer.

Our former chief executive officer, Gerry Wang, retired on November 3, 2017 and formally ceased employment on December 31, 2017. Mr. Wang had substantial experience and relationships in the containership industry and had been instrumental in developing our relationships with our customers, our business strategy and growing and developing our business. Our new president and chief executive officer, Bing Chen, commenced employment in January 2018. A lack of an effective transition to our new chief executive officer may harm our business, results of operations or financial condition.

Our business depends upon certain employees, who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our new president and chief executive officer, Bing Chen, and certain members of our senior management, including our executive vice president and chief operating officer, Peter Curtis, chief financial officer, David Spivak, and our chief administrative officer and general counsel, Mark Chu. Messrs. Chen, Curtis, Spivak and Chu and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations and financial condition may be adversely affected.

Messrs. Chen, Curtis and Chu have recently entered into new or revised employment agreements with us that have no fixed term, provide for base salary, cash and stock-based performance bonuses, certain clawback rights in favor of us for termination in certain circumstances, and severance payments in favor of the executive of approximately one year of compensation if we terminate employment without “cause” or if he terminates employment for “good reason”. The severance payment will increase to approximately two years of total compensation for any terminations in connection with a “change of control”.

Mr. Spivak’s employment is governed by the agreement entered into in April 2016, which expires in early May 2019, and provides for base salary, housing allowance, cash and stock-based performance bonuses, grants of phantom share units, and severance payments in his favor of approximately 20 months of compensation if we terminate employment without “cause” or if he terminates employment for “good reason”. The severance payment will increase to approximately two years of total compensation for any termination in connection with a “change of control”. Mr. Spivak’s employment agreement also provides for a severance payment of approximately one year of total compensation and accelerated vesting of all stock based compensation if (i) if Mr. Spivak’s employment agreement is not renewed or amended by the parties on or before its scheduled expiration in early May 2019 or (ii) Mr. Spivak terminates his employment within 90 days after none of Gerry Wang, Graham Porter and Kyle Washington is a director or officer of Seaspan. As of the date hereof, neither Gerry Wang nor Graham Porter is an officer or director of Seaspan and Kyle Washington has confirmed that he will not stand for re-election as a director of Seaspan at our annual shareholders’ meeting in April 2018.

Each executive could terminate his employment at any time. It is possible that any executive will determine no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

Several of our directors or their affiliates have a separate interest in or related to GCI, which may conflict with those of us and our shareholders relative to GCI.

Blue Water Commerce, LLC, or Blue Water, an affiliate of Dennis R. Washington, or the Washington Member has an indirect interest in Tiger Management Limited, or the Tiger Member, an entity owned and controlled by Graham Porter, our former director. As a result, the Washington Member will have indirect interests in incentive distributions received by Greater China Industrial Investments LLC, or GC Industrial, from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. As a result of these interests relating to GCI, the interests of Mr. Kyle R. Washington, one of our directors and a son of Dennis R. Washington, and of David Sokol and Lawrence Simkins, who are directors and/or officers of affiliates of the Washington Member, may conflict with those of us or our shareholders relative to GCI.

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

The market price of our preferred and common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur.  These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future share offerings.  In connection with our initial public offering, our entry into employment or services agreements with our former chief executive officer, Gerry Wang, and an affiliate of one of our former directors, Graham Porter, our acquisition of Seaspan Management Services Limited, or SMSL, our February 2018 private placement with Fairfax of notes and warrants to purchase up to 38,461,539 shares of our common stock, and issuance of our Series F preferred shares (which are convertible into shares of our common stock), we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares.  These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable.  By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.

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

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Marshall Islands, our principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States, and we have no operations in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

A non-U.S. corporation will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) held shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

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

A.     History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited.  In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, as of February 15, 2018, we have grown to an operating fleet of 91 containerships and we have entered into contracts for the purchase of an additional two newbuilding containerships and one second-hand containership, which have scheduled delivery dates through the second quarter of 2018.

We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.     Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of February 15, 2018, we operated a fleet of 91 containerships and have entered into contracts for the purchase of an additional two newbuilding containerships and one second-hand vessel which have scheduled delivery dates through the second quarter of 2018. Our two newbuilding containerships and our second-hand vessel will commence operation under long-term, fixed-rate charters upon delivery. As of February 15, 2018, the average age of the 91 vessels in our operating fleet was approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of February 15, 2018, the charters on the 91 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at February 15, 2018 were as follows:

Customers for Current Fleet
ANL
CMA CGM
CNC
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MCC
MSC
MOL
COSCO Europe
Yang Ming Marine
APL

Customers for Additional Three Vessel Deliveries Subject to Charter Contracts
Maersk
CMA CGM

Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 91 operating vessels as of February 15, 2018:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(1)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(1)	11000	2018	01/04/2018	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCON	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCON	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCON	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCON	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCON	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
CSCL Zeebrugge	9600	2007	03/15/2007	CSCL Asia	12 years	34.5	(6)
CSCL Long Beach	9600	2007	07/06/2007	CSCL Asia	12 years	34.5	(6)
Seaspan Oceania(7)	8500	2004	12/04/2017	MSC	Minimum 10 months and up to 23 months	Market rate	(3)
CSCL Africa(8)	8500	2005	11/25/2016	COSCO Mercury	Minimum 13 months and up to 15 months	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Korea	8500	2010	04/05/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Philippines	8500	2010	04/24/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Malaysia	8500	2010	05/19/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Indonesia	8500	2010	07/05/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Thailand	8500	2010	10/20/2010	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCON	12 years + three 1-year options	42.9	(9)
COSCO Vietnam	8500	2011	04/21/2011	COSCON	12 years + three 1-year options	42.9	(9)
MOL Emerald	5100	2009	04/30/2009	MOL	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line	12 years + two 3-year options	34.5	(10)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line	12 years + two 3-year options	34.5	(10)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line	12 years + two 3-year options	34.5	(10)
Berlin Bridge	4500	2011	05/09/2011	K-Line	12 years + two 3-year options	34.5	(10)
Budapest Bridge	4500	2011	08/01/2011	K-Line	12 years + two 3-year options	34.5	(10)
Seaspan Chiwan	4250	2001	12/15/2017	CNC	Minimum six months and up to eight months	Market rate	(3)

Seaspan Hamburg	4250	2001	02/15/2018	COSCO New Golden Sea	Minimum three months and up to 3.5 months	Market rate	(3)
Seaspan Ningbo	4250	2002	01/14/2018	COSCO New Golden Sea	Minimum three months and up to six months	Market rate	(3)
Seaspan Dalian	4250	2002	11/22/2017	ANL	Minimum four months and up to 12 months	Market rate	(3)
Seaspan Felixstowe	4250	2002	02/01/2018	COSCO New Golden Sea	Minimum one month and up to three months	Market rate	(3)
Seaspan Vancouver	4250	2005	11/24/2017	APL	Minimum three months and up to 11 months	Market rate	(3)
CSCL Sydney	4250	2005	12/26/2017	COSCO Mercury	Minimum three months and up to seven months	Market rate	(3)
CSCL New York	4250	2005	01/28/2018	COSCO Mercury	Minimum five months and up to nine months	Market rate	(3)
CSCL Melbourne	4250	2005	06/17/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
CSCL Brisbane	4250	2005	07/18/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
Seaspan New Delhi	4250	2005	01/09/2018	COSCO New Golden Sea	Minimum three months and up to six months	Market rate	(3)
Seaspan Dubai	4250	2006	12/22/2017	Maersk	Minimum four months and up to seven months	Market rate	(3)
Seaspan Jakarta	4250	2006	12/17/2017	COSCO Europe	Minimum three months and up to six months	Market rate	(3)
Seaspan Saigon	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 10 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/08/2017	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 10 months	Market rate	(3)
Seaspan Santos	4250	2006	02/14/2018	CMA CGM	Minimum two months and up to three months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	10/20/2017	Maersk	Minimum two months and up to six months	Market rate	(3)
Seaspan Manila	4250	2007	02/01/2018	MCC	Minimum three months and up to six months	Market rate	(3)
Seaspan Loncomilla	4250	2009	—	—	—	—
Seaspan Lumaco	4250	2009	02/14/2018	CMA CGM	Minimum six months and up to nine months	Market rate	(3)
Seaspan Lingue	4250	2010	01/05/2018	CMA CGM	Minimum seven months and up to 10 months	Market rate	(3)
Seaspan Lebu	4250	2010	01/12/2018	CMA CGM	Minimum three months and up to six months	Market rate	(3)
Seaspan Fraser(1)	4250	2009	03/21/2017	CNC	Minimum three months and up to 12 months	Market rate	(3)
COSCO Fuzhou	3500	2007	03/27/2007	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	07/05/2007	COSCON	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	CSCL Asia	12 years	16.9	(11)
CSCL São Paulo	2500	2008	08/11/2008	CSCL Asia	12 years	16.9	(11)
CSCL Montevideo	2500	2008	09/06/2008	CSCL Asia	12 years	16.9	(11)
CSCL Lima	2500	2008	10/15/2008	CSCL Asia	12 years	16.9	(11)
CSCL Santiago	2500	2008	11/08/2008	CSCL Asia	12 years	16.9	(11)
CSCL San Jose	2500	2008	12/01/2008	CSCL Asia	12 years	16.9	(11)
CSCL Callao	2500	2009	04/10/2009	CSCL Asia	12 years	16.9	(11)
CSCL Manzanillo	2500	2009	09/21/2009	CSCL Asia	12 years	16.9	(11)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line	10 years	17.9
Frisia Hannover	2500	2006	02/05/2018	Maersk	4 years + one 2 year option	8.8
Calicanto Bridge	2500	2010	05/30/2010	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd extended their initial charter for an additional period for a minimum of 10 months up to a maximum of 12 months.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.

(7)	This vessel commenced a short-term charter with MSC in December 2017 at market rates for a minimum of 10 months up to a maximum of 23 months, where the exact period is at MSC’s option.
(8)

This vessel commenced a short-term charter with COSCO Mercury in February 2018 at market rates for a minimum of 12 months up to a maximum of 14 months, where the exact period is at COSCO Mercury’s option.

(9)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(10)

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

Vessel Contracts

As of February 15, 2018, we have contracted to purchase two additional newbuilding containerships and one additional second hand vessel which have scheduled delivery dates through the second quarter of 2018. Details of the containerships to be delivered are as follows:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Scheduled Delivery Date	Shipbuilder
CMA CGM Mundra	10000	3 years + option for up to 3 years	CMA CGM	2018(1)	New Jiangsu and Jiangsu Xinfu
CMA CGM Mumbai	10000	3 years + option for up to 3 years	CMA CGM	2018(1)	New Jiangsu and Jiangsu Xinfu
Frisia Loga	2500	4 years + option for up to 2 years	Maersk	2018(2)	N/A

(1)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.
(2)

In February 2018, we purchased two second-hand 2500 TEU vessels as described in “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of Two Second-hand Vessels.”

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of February 15, 2018:

	Year Ended December 31,	Scheduled for the Year Ended December 31,
	2017	2018
Owned and leased vessels, beginning of year	87	89
Deliveries	6	5	(1)(2)
Contractual sale(3)	(4)	—
Total, end of year	89	94
Managed vessels, beginning of year	15	16
Deliveries	1	2
Total, end of year	16	18
Total Fleet	105	112
Total Capacity (TEU)	849,900	905,900
(1)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.
(2)

In February 2018, we purchased two second-hand 2500 TEU vessels as described in “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of Two Second-hand Vessels.”

(3)	Relates to four 4250 TEU vessels as described in “—Significant Developments—Vessel Sales.”

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of February 15, 2018.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered through 2018	Total Vessels Upon All Deliveries
ANL	1	—	1
CMA CGM	4	2	6
CNC	2	—	2
CSCL Asia	10	—	10
COSCON	18	—	18
COSCO Mercury	5	—	5
COSCO New Golden Sea	4	—	4
Hapag-Lloyd	5	—	5
K-Line	7	—	7
Maersk	5	1	6
MSC	2	—	2
MCC	1	—	1
MOL	10	—	10
COSCO Europe	1	—	1
Yang Ming Marine	9	—	9
APL	1	—	1
Total time charters	85	3	88
MSC (bareboat charters)	5	—	5
No charter	1	—	1
Total fleet	91	3	94

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

Our five 11000 TEU vessels are chartered by MSC under bareboat charters. Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

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

We focus on risk reduction, operational reliability and safety.  We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;
•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;
•	implementing a voluntary vessel condition and maintenance monitoring program;
•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty;
•	implementing an incentive system to reward staff for the safe operation of vessels; and
•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. Our 17-year bareboat charters for five of our vessels require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles, per vessel, per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

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

Compliance with Annex VI for the emission of sulphur oxides can be achieved be means of the primary control of using low sulphur content fuel or through a secondary control by removing the sulphur oxide pollutant by means of exhaust gas cleaning systems. Our existing time charters call for our customers to supply fuel that complies with Annex VI, however, certain of our customers have indicated they will seek to comply with Annex VI for their own ships by installing exhaust gas cleaning systems. The technology for exhaust gas cleaning systems is under development, and the cost estimates for the supply and operation of these systems vary.

These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations.

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. The IMO now requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy in 2018.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

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

The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. The VGP is written to include existing U.S. Coast Guard management and ballast water exchange requirements.

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. Our vessels are all in compliance with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of January 8, 2018, there are six U.S. Coast Guard approved ballast water treatment systems. As the approvals were slow to be given, consequently, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible, and most vessels dry-docking in 2017 and 2018 have received extensions until their next dry-dock.

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

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

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

The PRC has its own Emission Control Areas for 0.5% sulphur fuel and has identified three areas, Pearl River Delta, Yangtze River Delta and Bohai Rim Area.  From 2016 to 2019, the PRC is phasing in requirements in these areas that vessels change over to 0.5% sulphur fuel, beginning in a few key ports in 2016 and expanding over time until this requirement applies to all waters within these three areas during 2019.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16/EC on Port State Control as amended and supplemented from time to time). Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction in accordance with such standards, and carry out regular surveys of ships in service to ensure compliance with such standards. The EU has adopted legislation (Regulation (EC) No 391/2009 and Directive 2009/15/EC, as amended and supplemented from time to time) that provides member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Through Directive 2005/35/EC (as amended by Directive 2009/123/EC and as further amended and supplemented from time to time), the EU requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Directive 2000/59/EC (as amended and supplemented from time to time) requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013)) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013)), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency has been established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force in November 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2˚ Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

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

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of February 15, 2018.

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 15, 2018 we operated a fleet of 91 vessels and we have entered into contracts for the purchase of an additional two newbuilding containerships and one second-hand containership, which have scheduled delivery dates through the second quarter of 2018. Our two newbuilding containerships and our one second-hand containership will commence operation under long-term, fixed-rate charters upon delivery. As of February 15, 2018, the average age of the 91 vessels in our fleet was approximately six years, on a TEU weighted basis.

Customers for our operating fleet as at February 15, 2018 were ANL, CMA CGM, CNC, COSCON, COSCO Mercury, COSCO New Golden Sea, CSCL Asia, Hapag-Lloyd, K-Line, Maersk, MSC, MOL, COSCO Europe, Yang Ming Marine, and APL. The customers for the additional two newbuilding containerships and one second-hand vessel that are under long-term, fixed-rate charters upon delivery are CMA CGM and Maersk. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

2017 Developments

Vessel Acquisitions and Deliveries

In January 2017, we accepted delivery of one 4250 TEU vessel, the Seaspan Alps, that we purchased in December 2016.

In May 2017, we accepted delivery of one 14000 TEU vessel, the YM Wind. The vessel was constructed using our fuel-efficient SAVER design and commenced a 10-year fixed rate time charter with Yang Ming Marine in June 2017.

In August, September and December 2017, we accepted delivery of the MSC Shuba B, the MSC Shreya B, the MSC Nitya B and the MSC Madhu B, each an 11000 TEU vessel. These vessels were constructed at HHIC and each commenced a 17-year fixed-rate bareboat charter with MSC. Upon completion of the bareboat charter period, MSC is obligated to purchase the vessels for a pre-determined amount.

The additions to our operating fleet for the year ended December 31, 2017 are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
Seaspan Alps	4250	—	—	January 2017
YM Wind	14000	10 years + one 2-year option	Yang Ming Marine	May 2017
MSC Shuba B	11000	17 years	MSC	August 2017
MSC Shreya B	11000	17 years	MSC	September 2017
MSC Nitya B	11000	17 years	MSC	September 2017
MSC Madhu B	11000	17 years	MSC	December 2017

Vessel Sales

In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels (the Seaspan Alps, Seaspan Grouse, Seaspan Kenya and Seaspan Mourne) for gross proceeds of approximately $37 million, resulting in a gain on disposition of $13.6 million.

At-the-Market Offerings and Issuances of Class A Common Shares

In March 2017, we entered into an equity distribution agreement under which we could, from time to time, issue Class A common shares in at-the-market, or ATM, offerings for up to an aggregate of $75.0 million.  During the year ended December 31, 2017, we issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $75.0 million.

In August 2017 and in connection with his appointment as our chairman of the board, David Sokol was granted 1,000,000 fully vested Class A common shares by the board of directors, received 1,000,000 Class A common shares transferred to him by our largest shareholder and purchased an additional 1,000,000 Class A common shares from us for a purchase price of $6.0 million, or $6.00 per share.

In November 2017, we entered into a new equity distribution agreement under which we may, from time to time, issue Class A common shares in ATM offerings for up to an aggregate of $100.0 million. During the fourth quarter of 2017, we issued 6,750,000 Class A common shares under the ATM offerings, under this new equity distribution agreement, for gross proceeds of approximately $40.4 million.

In November and December 2017, we issued 121,077 of our Series D, E, G and H preferred shares in ATM offerings for gross proceeds of approximately $3.0 million.

Preferred Share Repurchase Plan

In June 2017, we entered into a preferred share repurchase plan for up to $10.0 million of our Series D, E, G and H preferred shares, which expired in December 2017.  We did not make any repurchases during 2017 under this plan.

6.375% Senior Unsecured Notes Repurchase Plan

In March 2017, we entered into a repurchase plan for up to $10.0 million of our 6.375% Senior Unsecured Notes, or the 2019 Notes, which mature in April 2019. During the year ended December 31, 2017, we repurchased 282,985 of the 2019 Notes under this plan for approximately $7.1 million.

Issuance of $80.0 Million 7.125% Senior Unsecured Notes Due 2027

On October 10, 2017, we issued in a public offering an aggregate principal amount of $80.0 million of senior unsecured notes due 2027, or the 2027 Notes. The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per year, payable quarterly. We used the net proceeds to repay a portion of a secured debt facility.

Debt Financing

In April 2017, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks for a total commitment of up to $120.0 million. The revolving loan facility bears interest at LIBOR plus a margin. In February 2018, we cancelled this revolving loan facility. We had not drawn on this facility.

In December 2017, we entered into a secured term loan credit facility. This facility will be used to finance two 10000 TEU newbuilding containerships on three-year fixed-rate time charters and that are scheduled to deliver in the first half of 2018.

Lease Financings

In May 2017, we entered into a sale-leaseback transaction with special purpose companies, or SPCs, for the YM Wind for gross proceeds of $144.0 million. Under the lease, we sold the vessel to the SPCs and leased the vessel back for 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price. We used approximately $53.2 million of the proceeds to repay a credit facility.

New Time Charters and Vessel Financing

In August 2017, we entered into fixed-rate time charter contracts with CMA CGM for two 10000 TEU newbuilding containerships currently under construction at New Jiangsu and Jiangsu Xinfu. The two vessels are currently scheduled to deliver through the second quarter of 2018 and, upon delivery, will commence three-year fixed-rate time charters with options to extend for up to an additional three years.

In December 2017, we entered into a secured term loan facility agreement for up to $105.6 million to finance the two 10000 TEU vessels.  The credit facility bears interest at LIBOR plus a margin.

Termination of Financial Services Agreement with Seaspan Financial Services Ltd

We and Seaspan Financial Services Ltd., or SFSL, an entity owned and controlled by Graham Porter, entered into an agreement that terminated, effective as of April 10, 2017, the fixed-term Financial Services Agreement, dated May 16, 2016, between the parties (or the Financial Services Agreement). Pursuant to the termination of the Financial Services Agreement, we paid SFSL the required termination payment of $6.3 million in 945,537 shares of our Class A common stock. Any amounts owed to SFSL by us under the Financial Services Agreement prior to termination, and additional amounts to be paid to SFSL for fees earned relating to financings in process as of April 10, 2017 but which are completed prior to December 31, 2017, generally, will be settled by payment in full using shares of our Class A common stock within 30 days of termination of the Financial Services Agreement or completion of the financing, as applicable. As of December 31, 2017 we paid $1.9 million of fees to SFSL for financings that had been in process as of April 10, 2017.

Recent Developments

Dividends

On January 9, 2018, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $33.1 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	October 1, 2017 to December 31, 2017	January 22, 2018	January 30, 2018
Series D preferred shares	SSW PR D	$0.496875	October 30, 2017 to January 29, 2018	January 29, 2018	January 30, 2018
Series E preferred shares	SSW PR E	$0.515625	October 30, 2017 to January 29, 2018	January 29, 2018	January 30, 2018
Series F preferred shares	—	$0.505868	October 30, 2017 to January 29, 2018	January 29, 2018	January 30, 2018
Series G preferred shares	SSW PR G	$0.5125	October 30, 2017 to January 29, 2018	January 29, 2018	January 30, 2018
Series H preferred shares	SSW PR H	$0.492188	October 30, 2017 to January 29, 2018	January 29, 2018	January 30, 2018

Private Placement of Debentures and Warrants Exercisable for Class A Common Shares

On February 14, 2018, we issued to affiliates of Fairfax Financial Holdings Limited, or collectively Fairfax, in a private placement for an aggregate purchase price of $250 million, an aggregate principal amount of our 5.50% interest bearing, debentures due 2025, or the Fairfax Notes, and 38,461,359 warrants, each exercisable into one share of our Class A common stock at an exercise price of $6.50 per share.  Each warrant is exercisable within seven years.  We can elect to require early exercise of the warrants, at any time after February 14, 2022, if the volume weighted average price of our common shares, averaged over a 20-day period, equals or exceeds $13.00 per share. For additional information about this private placement, please read our Reports on Form 6-K furnished to the SEC on February 15, 2018 and February 22, 2018.

Acquisition of Two Second-hand Vessels

In February 2018, we purchased two second-hand 2006-built geared 2500 TEU vessels and entered into fixed-rate time charters with Maersk.  The time charters are for a term of four years with options up to an additional two years at increasing charter rates.  The first vessel was delivered on February 5, 2018 and the second vessel was delivered on February 22, 2018.

Market Conditions

Containerships play an integral role in global trade, facilitating the movement of goods around the world. Gross domestic product (GDP) is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000, and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.1% per annum between 2012 and 2016, as the global economy gradually recovered. In 2017, global economic growth was broad based, and container throughput for the year reached approximately 6.6%, the highest level since 2011. The current idle fleet is approximately 0.9% of the global fleet, as measured by TEU, compared to approximately 6.5% of the global fleet at the same time last year. The reduction in the idle fleet has been driven by improving demand for containerships globally and moderating containership supply growth.

Improving containership demand has also led to an increase in containership charter rates. Charter rates for 4000 TEU panamax vessels, were approximately $9,000 per day in January 2018, compared to an annual average rate of approximately $7,700 per day in 2017, and an average rate below $5,000 per day in 2016. Charter rates for panamax vessels have nearly doubled year over year. This rate improvement, though less significant than in the panamax category, has also been seen in feeder class vessels. Benchmark charter rates for 2500 TEU feeder vessels were approximately $9,250 per day in January 2018 compared to annual average rates of approximately $8,300 per day in 2017 and approximately $5,800 per day in 2016. The improving demand backdrop for containerships has also led to an improvement in asset prices. Benchmark prices for 10 year old panamax vessels were approximately 80% higher at the end of 2017 compared to the end of 2016.

Approximately 83% of the current containership orderbook is for vessels greater than 10000 TEU in size. Vessels less than 3999 TEU in size make up approximately 16% of the global containership orderbook, with the remaining 1% comprised of vessels between 4000 TEU and 9999 TEU in size.

B.     Results of Operations

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

The following discussion of our financial condition and results of operations is for the years ended December 31, 2017 and 2016.  The consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2017 and 2016.

Year Ended December 31,	2017	2016
Statement of operations data (in thousands of USD):
Revenue	$831,324	$877,905
Operating expenses:
Ship operating	183,916	192,327
Cost of services, supervision fees	1,300	7,390
Depreciation and amortization	199,938	216,098
General and administrative	40,091	32,118
Operating leases	115,544	85,910
Loss (gain) on disposals	(13,604)	31,876
Expenses related to customer bankruptcy	1,013	19,732
Vessel impairments	—	285,195
Operating earnings	303,126	7,259
Other expenses (income):
Interest expense and amortization of deferred financing fees	116,389	119,882
Interest income	(4,558)	(8,455)
Undrawn credit facility fee	2,173	2,673
Refinancing expenses	—	1,962
Change in fair value of financial instruments(1)	12,631	29,118
Equity income on investment	(5,835)	(188)
Other expenses	7,089	1,306
Net earnings (loss)	$175,237	$(139,039)
Common shares outstanding at year end:	131,664,101	105,722,646
Per share data (in USD):
Basic and diluted earnings (loss) per Class A common share	$0.94	$(1.89)
Dividends paid per Class A common share	0.75	1.50
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$323,219	$311,087
Financing activities	(154,087)	106,907
Investing activities	(283,857)	(265,613)
Net increase in cash and cash equivalents	$(114,725)	$152,381
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$253,176	$367,901
Vessels(2)	4,537,216	4,883,849
Other assets	1,087,750	406,079
Total assets	$5,878,142	$5,657,829

Current liabilities	$443,934	$484,844
Deferred revenue	328,681	1,528
Long-term debt	2,192,833	2,569,697
Long-term obligations under capital lease	595,016	459,395
Other long-term liabilities	199,386	195,104
Fair value of financial instruments	168,860	200,012
Shareholders’ equity	1,949,432	1,747,249
Total liabilities and shareholders’ equity	$5,878,142	$5,657,829
Other data:
Number of vessels in operation at year end	89	87
Average age of fleet (TEU weighted basis) in years at year end	6.0	5.6
TEU capacity at year end	665,900	620,650
Average remaining initial term on outstanding charters (TEU weighted basis)	5.2	4.9
Fleet utilization(3)	95.7%	96.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

At the beginning of 2017, we had 87 vessels in operation. During 2017, we acquired one 4250 TEU vessel, accepted delivery of one 14000 TEU vessel and four 11000 TEU vessels and sold four 4250 TEU vessels bringing our operating fleet to a total of 89 vessels as at December 31, 2017.  Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2017	2016	Days	%
Ownership days(1)	32,007	30,593	1,414	4.6%
Operating days(1)	30,630	29,384	1,246	4.2%

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2017	2016	$	%
Revenue	$831,324	$877,905	$(46,581)	(5.3%)
Ship operating expense	183,916	192,327	(8,411)	(4.4%)
Depreciation and amortization expense	199,938	216,098	(16,160)	(7.5%)
General and administrative expense	40,091	32,118	7,973	24.8%
Operating lease expense	115,544	85,910	29,634	34.5%
Interest expense and amortization of deferred financing fees	116,389	119,882	(3,493)	(2.9%)
Refinancing expenses	—	1,962	(1,962)	(100.0%)
Loss (gain) on disposals	(13,604)	31,876	(45,480)	(142.7%)
Expenses related to customer bankruptcy	1,013	19,732	(18,719)	(94.9%)
Vessel impairments	—	285,195	(285,195)	(100.0%)
Change in fair value of financial instruments	12,631	29,118	(16,487)	(56.6%)

Revenue

Revenue decreased by 5.3% to $831.3 million for the year ended December 31, 2017, compared to the same period in 2016, primarily due to lower average charter rates for vessels that were on short-term charters and off-charter days that related primarily to three 10000 TEU vessels that were previously on long-term charters and commenced short-term charters with Hapag-Lloyd AG during the first half of 2017. These decreases were partially offset by the delivery of newbuilding vessels in 2016 and 2017.

The increase in operating days and the related financial impact thereof for the year ended December 31, 2017, relative to the same period in 2016, are attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2017 vessel deliveries	452	$10.3
Full year contribution for 2016 deliveries	1,621	32.3
Change in daily charter hire rate and re-charters	—	(73.0)
Fewer days due to leap year	(81)	(2.4)
Unscheduled off-hire(1)	(286)	(14.5)
Scheduled off-hire	119	5.3
Supervision fee revenue	—	(6.4)
Vessel disposals	(579)	(2.8)
Interest income from leasing	—	5.0
Other	—	(0.4)
Total	1,246	$(46.6)

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Vessel utilization decreased for the year ended December 31, 2017, compared to the same period in 2016, primarily due to an increase in off-charter days and the impact of the four 4250 TEU vessels sold.

During the year ended December 31, 2017 we completed dry-dockings for six vessels:

Vessel Class (TEU)	First Quarter		Second Quarter	Third Quarter		Fourth Quarter		Year Ended December 31, 2017
4250	2	(1)	—	1	(1)	3	(1)	6

During the year ended December 31, 2016 we completed dry-dockings for 15 vessels:

Vessel Class (TEU)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	Year Ended December 31, 2016
2500	—		—		1		—	1
3500	—		—		1		—	1
4250	2	(1)	1	(1)	1	(1)	—	4
4500	1		—		—		—	1
8500	1		—		—		—	1
13100	5		2				—	7
	9		3		3		—	15

(1)  Dry-docking for certain of these vessels was completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 4.4% to $183.9 million for the year ended December 31, 2017, compared to the same period in 2016, primarily due to cost savings initiatives achieved while the ownership days increased by 4.6% during the year. As a result, ship operating expense per ownership day declined by 8.6% for the year ended December 31, 2017, compared to the same period in 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by 7.5% to $199.9 million for the year ended December 31, 2017 compared to the same period in 2016, primarily due to lower depreciation on the vessels that were impaired in 2016.

General and Administrative Expense

General and administrative expense increased by 24.8% to $40.1 million for the year ended December 31, 2017 compared to the same period in 2016. The increase was due primarily to an increase in share-based compensation expense of $6.9 million related primarily to the issuance of 1,000,000 million fully-vested Class A common shares to the chairman of the board in the third quarter of 2017.  The chairman will not receive any further cash or share-based compensation for his services through to the end of 2020.  The increase was also due to an increase in share-based compensation expense of $3.6 million related to the vesting of restricted shares and cancelation of performance share units, or PSUs, held by the former CEO.  In exchange for the cancelled PSUs, 200,000 Class A common shares were issued to him.

Operating Lease Expense

Operating lease expense increased by 34.5% to $115.5 million for the year ended December 31, 2017, compared to the same period in 2016. The increase was primarily due to the delivery of three vessels in 2016 and one vessel in 2017 that were financed through sale-leaseback transactions as well as two operating leases which we entered into in 2016.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2017	2016	$	%
Long-term debt, excluding deferred financing fees	$2,468.1	$2,903.4	$(435.3)	(15.0)%
Long-term obligations under capital lease, excluding deferred financing fees	648.8	498.8	150.0	30.0%
Total borrowings	3,116.9	3,402.2	(285.3)	(8.4)%
Less: Vessels under construction	(146.4)	(306.2)	159.8	52.2%
Operating borrowings	$2,970.5	$3,096.0	$(125.5)	(4.1)%

Interest expense and amortization of deferred financing fees decreased by $3.5 million to $116.4 million for the year ended December 31, 2017, compared to the same period in 2016, primarily due to repayments made on existing operating borrowings in 2016 and 2017, partially offset by an increase in LIBOR and financing related to the delivery of newbuilding vessels in 2017.

Although we have entered into fixed interest rate swaps for some of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $12.6 million for the year ended December 31, 2017, compared to a loss of $29.1 million for 2016. The change in fair value was primarily due to the impact of swap settlements, partially offset by an increase in the forward LIBOR curve.  The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us.  These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments.  Our valuation techniques have not changed and they remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $46.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $5.0 million.

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

The following table presents our operating results for the years ended December 31, 2016 and 2015.

Year Ended December 31,	2016	2015
Statement of operations data (in thousands of USD):
Revenue	$877,905	$819,024
Operating expenses:
Ship operating	192,327	193,836
Cost of services, supervision fees	7,390	1,950
Depreciation and amortization	216,098	204,862
General and administrative	32,118	27,338
Operating leases	85,910	40,270
Loss on disposals	31,876	-
Expenses related to customer bankruptcy	19,732	-
Vessel impairments	285,195	-
Operating earnings	7,259	350,768
Other expenses (income):
Interest expense and amortization of deferred financing fees	119,882	108,693
Interest income	(8,455)	(11,026)
Undrawn credit facility fee	2,673	3,100
Refinancing expenses and costs	1,962	5,770
Change in fair value of financial instruments(1)	29,118	54,576
Equity (income) loss on investment	(188)	(5,107)
Other expenses	1,306	(4,629)
Net earnings	$(139,039)	$199,391
Common shares outstanding at year end:	105,722,646	98,622,160
Per share data (in USD):
Basic earnings per Class A common share	$(1.89)	$1.46
Diluted earnings per Class A common share	(1.89)	1.46
Dividends paid per Class A common share	1.50	1.47
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$311,087	$335,872
Financing activities(2)	106,907	394,527
Investing activities(2)	(265,613)	(716,634)
Net increase (decrease) in cash and cash equivalents	$152,381	$13,765
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$367,901	$215,520
Vessels(3)	4,883,849	5,278,348
Other assets(4)	406,079	579,951
Total assets	$5,657,829	$6,073,819

Current liabilities	$484,844	$423,801
Deferred revenue	1,528	2,730
Long-term debt(4)	2,569,697	3,072,058
Long-term obligations under capital lease(4)	459,395	314,078
Other long-term liabilities	195,104	148,083
Fair value of financial instruments	200,012	336,886
Shareholders’ equity	1,747,249	1,776,183
Total liabilities and shareholders’ equity	$5,657,829	$6,073,819
Other data:
Number of vessels in operation at year end	87	85
Average age of fleet (TEU weighted basis) in years at year end	5.6	5.9
TEU capacity at year end	620,650	578,300
Average remaining initial term on outstanding charters (TEU weighted basis)	4.9	5.6
Fleet utilization(5)	96.0%	98.5%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

The cash flow data for 2014 has been recast to present non-cash debt draws as cash transactions, resulting in a reclassification between financing and investing activities. This reclassification, which is immaterial, had no impact on the consolidated statement of operations data.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)

Prior to the adoption on January 1, 2016 of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term obligations under capital lease, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities as of December 31, 2015 decreased by $35.3 million from the amounts previously presented.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

At the beginning of 2016, we had 85 vessels in operation. We accepted delivery of three newbuilding vessels, leased in two vessels, acquired three 4250 TEU vessels, sold two 4600 TEU vessels and sold four 4800 TEU vessels upon completion of their five-year bareboat charters, bringing our fleet to a total of 87 vessels as of December 31, 2016.  Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Year Ended December 31,		Increase
	2016	2015	Days	%
Ownership days	30,593	28,133	2,460	8.7%
Operating days	29,384	27,717	1,667	6.0%

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2016	2015	$	%
Revenue	$877,905	$819,024	$58,881	7.2%
Ship operating expense	192,327	193,836	(1,509)	(0.8)%
Depreciation and amortization expense	216,098	204,862	11,236	5.5%
General and administrative expense	32,118	27,338	4,780	17.5%
Operating lease expense	85,910	40,270	45,640	113.3%
Interest expense and amortization of deferred financing fees	119,882	108,693	11,189	10.3%
Refinancing expenses and costs	1,962	5,770	(3,808)	(66.0)%
Change in fair value of financial instruments	29,118	54,576	(25,458)	(46.6)%
Equity income on investment	(188)	(5,107)	(4,919)	(96.3)%

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

The increase in operating days and the related financial impact for the year ended December 31, 2016 relative to 2015 is attributable to the following:

	Operating Days Impact	$ Impact (in millions of USD)
2016 vessel deliveries	1,101	$43.5
Full year contribution for 2015 deliveries	1,432	63.3
Change in daily charter hire rate and re-charters	—	(31.4)
Additional days due to leap year	81	2.1
Scheduled off-hire	147	2.0
Unscheduled off-hire	(940)	(20.7)
Supervision fee revenue	-	5.8
Vessel management revenue	—	1.1
Customer bankruptcy	—	(4.5)
Vessel disposals	(154)	(2.3)
Total	1,667	$58.9

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

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2016	2015	$	%
Long-term debt, excluding deferred financing fees	$2,903.4	$3,387.2	$(483.8)	(14.3)%
Long-term obligations under capital lease, excluding deferred financing fees	498.8	342.8	156.0	45.5%
Total borrowings	3,402.2	3,730.0	(327.8)	(8.8)%
Less: Vessels under construction	(306.2)	(209.1)	(97.1)	(46.4)%
Operating borrowings	$3,096.0	$3,520.9	$(424.9)	(12.1)%

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

Although we have entered into fixed interest rate swaps for some of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

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

Vessel Impairments

For the year ended December 31, 2016, we recognized non-cash vessel impairments of $285.2 million, compared to nil for 2015. The impairment related to 16 vessels held for use, including ten 2500 TEU, four 4250 TEU and two 3500 TEU vessels. We performed an impairment test of our vessels at September 30, 2016 and December 31, 2016 due to the continued weakness in current market rates and decline in the vessels’ market values.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $29.1 million for the year ended December 31, 2016, compared to a loss of $54.6 million for 2015. The change in fair value was primarily due to the impact of swap settlements, partially offset by an increase in the forward LIBOR curve.  The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap yield curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us.  These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments.  Our valuation techniques remain consistent with prior years.

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

C.     Liquidity and Capital Resources

Liquidity and Cash Needs

At December 31, 2017, our cash and cash equivalents and short-term investments totaled $253.3 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build or acquire. Our medium-term liquidity needs primarily relate to debt repayments and lease payments, repayments of our 2019 Notes and potential future vessel acquisitions. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, lease payments, debt repayments including repayment of our 2027 Notes, the Fairfax Notes and the potential future redemption of our preferred shares.

Our Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares carried an annual dividend rate of 6.95% per $25.00 of liquidation preference per share until December 31, 2017 and increased to 10.5% on January 1, 2018. We now have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends at any time. Our Series G preferred shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares carry an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include, among other things, funding the estimated remaining installments of approximately $140.6 million on the two vessels we have contracted to purchase and the purchase price for the second-hand vessel still to be delivered, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

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

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of December 31, 2017. In addition, our long-term debt and lease obligations are described in notes 10 and 11, respectively, within our consolidated financial statements included in this Annual Report.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$854.1	$974.1	$120.0
Term loan credit facilities	1,196.0	1,301.6	105.6
Senior unsecured notes	418.0	418.0	—
Total Long-Term Debt	2,468.1	2,693.7	225.6
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	66.8	66.8	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	100.9	100.9	—
Leases for three 4500 TEU vessels	124.1	124.1	—
Leases for five 11000 TEU vessels(3)	357.0	404.0	47.0
Total Lease Facilities	648.8	695.8	47.0
Total Long-Term Debt and Lease Facilities(4)	$3,116.9	$3,389.5	$272.6

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation a portion of which are non-recourse to Seaspan Corporation.
(2)	Includes a $120.0 million revolving credit facility, which was undrawn as at December 31, 2017.
(3)	Under the financing arrangements for each vessel, the financier may refuse to make advances for a vessel if there is a lengthy delay in delivery beyond the contractual delivery date.
(4)

At December 31, 2017, our outstanding operating borrowings were $3.0 billion (December 31, 2016 — $3.1 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels. All amounts exclude our $250.0 million Fairfax Notes issued in February 2018.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery be, secured by first-priority mortgages granted on 45 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2017, we had $2.5 billion outstanding under our revolving credit facilities, term loan credit facilities, our 2019 Notes and our 2027 Notes. In addition, there is $120.0 million available to be drawn under a revolving credit facility. In February 2018, we issued $250.0 million principal amount of the Fairfax Notes and cancelled our 364-day $120.0 million revolving credit facility.

Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.40% as of December 31, 2017. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2017 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2017. We may prepay all term loans without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances. Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained an initial waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, we prepaid $7.7 million of the loan balance in September 2017. In January 2017, we entered into a supplement to the secured loan agreement with the other lender for the third vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable. We are currently in discussions with the lender to amend the waiver.

Our Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears.  Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears.  Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020. Our Fairfax Notes, issued in February 2018, mature on February 14, 2025 and bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears.  Our Fairfax Notes are guaranteed by certain of our subsidiaries.  In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and/or our Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable Notes), each holder of such Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase. On or after February 14, 2023, we may, at our option at any time, redeem all or any portion of the Fairfax Notes. The redemption price will equal 100% of the principal amount of the Fairfax Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts.

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

As of December 31, 2017, our lease facilities provided for borrowings of approximately $695.8 million, of which approximately $648.8 million was outstanding and $47.0 million was available to be drawn by us. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). In addition, if we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

Operating Leases

We have entered into 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As at December 31, 2017, we had total commitments, excluding purchase options, under vessel operating leases from 2017 to 2029 of approximately $1.4 billion.

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

Certain Terms under our Long-Term Debt, Lease Arrangements and Notes

We are subject to customary conditions before we may borrow under our credit and lease arrangements, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the arrangements.

Our credit and lease arrangements and our Notes also contain various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;
•	enter into mergers with other entities;
•	conduct material transactions with affiliates; or
•	change the flag, class or management of the vessels securing the facility.

Our ability to pay cash dividends in excess of $0.50 per share annually, when aggregated with all other such cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the Fairfax Notes.

Our credit and lease arrangements also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Our Notes also contain certain financial covenants, including, among others, those that may limit our ability to pay cash dividends on our common shares in excess of $0.50 per share annually. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements under our credit and lease arrangements or our Notes, we may be in breach of the facilities and lease arrangements or the Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit and capital and operating lease arrangements and our Notes if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at December 31, 2017. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the years presented:

	Year Ended December 31,
(in thousands of USD)	2017	2016	2015
Net cash flow from operating activities	$323,219	$311,087	$335,872
Net cash flow from (used in) financing activities	(154,087)	106,907	394,527
Net cash flow used in investing activities	(283,857)	(265,613)	(716,634)

Operating Cash Flows

Net cash flows from operating activities were $323.2 million for the year ended December 31, 2017, an increase of $12.1 million compared to 2016.  The increase in net cash flows from operating activities for the year ended December 31, 2017, compared to the prior year, was primarily due to an increase in cash related to working capital of $50.5 million, partially offset by a decrease in net earnings, excluding non-cash items, of $38.4 million. The increases in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The decrease in net earnings, excluding non-cash items, was primarily due to a decrease in revenue, an increase in operating lease expense and general and administration expense, partially offset by a decrease in ship operating expense.

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

Financing Cash Flows

Net cash flows used in financing activities were $154.1 million for the year ended December 31, 2017, a decrease in cash from financing activities of $261.0 million, compared to 2016.  The decrease in cash from financing activities for the year ended December 31, 2017, compared to 2016, was primarily due to a decrease in preferred shares issued in 2017, lower draws on credit facilities, lower proceeds from sale lease-back financings, and an increase in dividends paid on preferred shares. The decrease was partially offset by lower repayments on credit facilities, proceeds from the issuance of unsecured senior notes, no repurchase of preferred shares in 2017 and a decrease in dividends paid on common shares.

Net cash flows from financing activities were $106.9 million for the year ended December 31, 2016, a decrease in cash from financing activities of $287.6 million, compared to 2015.  The decrease in cash from financing activities for the year ended December 31, 2016, compared to 2015, was primarily due to cash used to redeem our Series C preferred shares, lower draws and higher repayments on credit facilities, lower proceeds received from sale-leaseback financings, and an increase of dividend payments on our common and our Series F, Series G and Series H preferred shares. The decreases were partially offset by proceeds received from the issuance of our Series F, Series G and Series H preferred shares, an increase in draws on lease facilities, a decrease in dividends paid on our Series C preferred shares as a result of the redemption and lower repurchases of preferred and common shares.

Investing Cash Flows

Net cash flows used in investing activities were $283.9 million for the year ended December 31, 2017, an increase in cash used of $18.2 million, compared to 2016.  The increase in cash used for the year ended December 31, 2017, was primarily due to a decrease in loan repayments from GCI, partially offset by a decrease in loans advanced to GCI.

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

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In 2017 we completed six dry-dockings, compared to 15 dry-dockings in 2016. Of the 2017 dry-dockings, three vessels underwent their 10-year dry-dockings and three vessels underwent their 15 year dry-dockings. In 2018, we expect approximately seven vessels to undergo their 10-year dry-dockings.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	Unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business, or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base. Messrs. Dennis R. Washington and Kyle R. Washington and their respective associates and affiliates, and director David Sokol, which collectively hold over 57 million of our common shares as of the date hereof, have advised us they intend to continue to fully participate on our dividend investment plan for the 2018 dividend payments.

The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in thousands of USD, except per share amounts)	2017	2016

Dividends on Class A common shares
Declared, per share	$0.75	$1.50
Paid in cash	61,830	148,556
Reinvested in common shares through our dividend reinvestment plan	21,785	4,359
	$83,615	$152,915
Dividends on preferred shares
Series C, paid in cash(1)	—	$19,665
Series D, paid in cash	$9,900	$9,990
Series E, paid in cash	$11,077	$11,077
Series F, paid in cash	$9,730	$4,405
Series G, paid in cash	$15,990	$5,150
Series H, paid in cash	$17,719	$3,888

(1)	In June 2016, we redeemed all of the issued and outstanding Series C preferred shares.

For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

Dividends on our Series D, E, G and H preferred shares accrue at rates per annum of 7.95%, 8.25%, 8.20% and 7.875% respectively. Dividends on our Series F preferred shares accrued at a rate of 6.95% until December 31, 2017 and increased to 10.5% on January 1, 2018.

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

Vessel Lives

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase, including acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage, less accumulated depreciation.  We depreciate our vessels using the straight-line method over their estimated useful lives. Second-hand vessels are depreciated from their date of acquisition over their remaining estimated useful life.  We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure.  We estimate the useful life of the vessels will be 30 years from the date of initial completion.  Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher.  Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

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

If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value.  If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.  Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, may approximate the estimated market value of the vessel.

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

Impairment Analysis

As of December 31, 2017, we concluded that there were circumstances which could be considered indicators that the carrying amount of our vessels may not be recoverable.  Although current short term time charter rates and vessel market values for our smaller vessels, which are at higher risk of impairment among our fleet, have generally shown improvement during 2017, time charter rates and vessel market values have remained volatile during 2017 and have not stabilized in any meaningful manner.  We believe the continued instability in the market during 2017 to be an indicator of possible impairment.  As a result, we performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

We recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use during the year ended December 31, 2016.

Based on current market conditions, we intend to continue to hold and operate our vessels. If time charter rates remain at their current levels, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows which may be less than the carrying value of certain of our 4250 TEU vessels and requiring us to recognize non-cash impairment charges in the future (which may be as early as 2018) equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel values and other assumptions, which may differ materially from those used in our estimates at December 31, 2017.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2017. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  We believe that the projected undiscounted cash flows exceed the carrying values for those vessels that have carrying values in excess of the charter-free market values as of December 31, 2017 and, accordingly, have not recorded an impairment charge related to those vessels as of that date.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2017(1) (in millions of USD)	Vessel Carrying Value at December 31, 2016 (in millions of USD)
YM Wish	14000	2015	$105.1	$109.4
YM Wellhead	14000	2015	104.9	108.3
YM Witness	14000	2015	101.8	105.0
COSCO Glory	13100	2011	138.9	144.3
COSCO Pride	13100	2011	139.1	144.3
COSCO Development	13100	2011	140.4	145.9
COSCO Harmony	13100	2011	140.4	145.8
COSCO Excellence	13100	2012	144.6	150.0
COSCO Faith	13100	2012	144.7	150.1
COSCO Hope	13100	2012	144.0	149.3
COSCO Fortune	13100	2012	144.4	149.7
Seaspan Ganges	10000	2014	91.9	94.4
Seaspan Yangtze	10000	2014	92.2	94.8
Seaspan Zambezi	10000	2014	92.4	94.7
Maersk Guayaquil	10000	2015	85.4	87.0
CSCL Zeebrugge	9600	2007	78.0	81.5
CSCL Long Beach	9600	2007	79.4	83.0
Seaspan Oceania	8500	2004	46.5	48.7
CSCL Africa	8500	2005	46.6	48.8
COSCO Japan	8500	2010	97.5	101.2
COSCO Korea	8500	2010	98.0	101.7
COSCO Philippines	8500	2010	97.9	101.9
COSCO Malaysia	8500	2010	98.3	102.2
COSCO Indonesia	8500	2010	99.0	102.9
COSCO Thailand	8500	2010	100.9	105.0
COSCO Prince Rupert	8500	2011	103.5	107.6
COSCO Vietnam	8500	2011	103.6	107.7
MOL Emerald	5100	2009	59.9	62.4
MOL Eminence	5100	2009	60.6	63.2
MOL Emissary	5100	2009	61.1	63.6
MOL Empire	5100	2010	61.9	64.4
Brotonne Bridge	4500	2010	73.9	77.0
Brevik Bridge	4500	2011	75.3	78.3
Bilbao Bridge	4500	2011	74.8	77.8
Berlin Bridge	4500	2011	77.2	80.3
Budapest Bridge	4500	2011	78.8	81.9
Seaspan Hamburg	4250	2001	21.5	22.9
Seaspan Chiwan	4250	2001	22.0	23.3
Seaspan Ningbo	4250	2002	24.1	25.3
Seaspan Dalian	4250	2002	24.7	26.1
Seaspan Felixstowe	4250	2002	25.0	26.3
Seaspan Vancouver	4250	2005	25.8	26.6
CSCL Sydney	4250	2005	25.7	26.9
CSCL New York	4250	2005	25.8	27.1
CSCL Melbourne	4250	2005	33.1	34.6
CSCL Brisbane	4250	2005	33.1	34.7
Seaspan New Delhi	4250	2005	35.9	37.6
Seaspan Dubai	4250	2006	36.1	37.8
Seaspan Jakarta	4250	2006	36.4	38.1

Seaspan Saigon	4250	2006	36.7	38.5
Seaspan Lahore	4250	2006	37.0	38.8
Rio Grande Express	4250	2006	37.5	39.2
Seaspan Santos	4250	2006	37.7	39.4
Seaspan Rio de Janeiro	4250	2007	38.7	40.4
Seaspan Manila	4250	2007	38.5	40.2
Seaspan Loncomilla	4250	2009	21.2	21.9
Seaspan Lumaco	4250	2009	21.4	22.2
Seaspan Lingue	4250	2010	21.9	22.7
Seaspan Lebu	4250	2010	21.5	22.3
Seaspan Grouse	4250	2009	—	5.3
Seaspan Mourne	4250	2009	—	5.3
Seaspan Kenya	4250	2008	—	5.3
COSCO Fuzhou	3500	2007	17.6	18.2
COSCO Yingkou	3500	2007	19.3	20.0
CSCL Panama	2500	2008	19.0	19.8
CSCL São Paulo	2500	2008	19.2	20.0
CSCL Montevideo	2500	2008	17.9	18.6
CSCL Lima	2500	2008	18.1	18.8
CSCL Santiago	2500	2008	18.3	19.0
CSCL San Jose	2500	2008	18.6	19.1
CSCL Callao	2500	2009	19.1	19.8
CSCL Manzanillo	2500	2009	19.9	20.7
Guayaquil Bridge	2500	2010	19.4	20.1
Calicanto Bridge	2500	2010	20.0	20.7
Total			$4,390.6	$4,577.7

(1)

At December 31, 2017, except for the YM Wish, YM Wellhead and YM Witness, the vessel’s charter-free market value is lower than its carrying value.  The aggregate carrying value of our vessels, except for the YM Wish, YM Wellhead and YM Witness, is $4.1 billion and the estimated charter-free market value is $1.9 billion.  Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.  Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceed their carrying values at December 31, 2017.

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

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of SMSL, which is tested annually for impairment, was tested for impairment at November 30, 2017.  We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, which is considered to be our business as a whole, is less than its carrying amount, including goodwill.  Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.

As of November 30, 2017, we bypassed the qualitative assessment and used a fair value approach to identify potential impairment.  We determined that the discounted cash flows substantially exceeded the carrying value of the reporting unit and concluded that our goodwill was not impaired.  Key assumptions that impact the fair value of the reporting unit include the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital.  The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used at November 30, 2017.

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

Recent Accounting Pronouncements

In August 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2017-12, or ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”.   ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and requires companies to present all of the elements of hedge accounting that affect earnings in the same income statement line as the hedged item.  The new standard also permits hedge accounting for strategies for which hedge accounting is not permitted today and includes new alternatives for measuring the hedged item for fair value hedges of interest rate risk.  We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment.  The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  We are evaluating the revised guidance to determine the impact it will have on our consolidated financial statements.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

ASU 2014-09 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer (ii) identify the performance obligations in the contract (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur (iv) allocate the transaction price to the respective performance obligations in the contract and (v) recognize revenue when (or as) we satisfy the performance obligation.

ASU 2014-09 is effective for us on January 1, 2018. Entities can use either a full retrospective or modified retrospective method to adopt ASU 2014-09. Under the full retrospective method, all periods presented will be restated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to 2016 will be recorded to retained earnings as of January 1, 2016. Under the modified retrospective approach, the new guidance will be applied to the most current period presented in the financial statements and prior periods will not be restated. Instead, an entity will recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of January 1, 2018. Under the modified retrospective method, an entity may also elect to apply the standard to either (i) all contracts as of January 1, 2018 or (ii) only to contracts that are not completed as of January 1, 2018. We have elected to adopt ASU 2014-09 using the modified retrospective method and apply the new standard only to contracts not completed as of January 1, 2018.

Our revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under current accounting standards, we recognize service revenue when the amounts are fixed or determinable, services have been rendered and collectability is reasonably assured.  Under ASU 2014-09, recognition of such service revenue will occur when the services are provided and the performance obligations are satisfied.  We have evaluated the service revenue under ASU 2014-09 and have determined that the amounts recognized and the pattern of recognition would be substantially the same as the existing revenue standard. Therefore, adoption of ASU 2014-09 is not expected to result in an adjustment to retained earnings on January 1, 2018; however additional disclosure will be required to separately disclose the lease and non-lease revenue.

ASU 2014-09 also includes guidance on the recognition of gains and losses arising from the derecognition of non-financial assets in a transaction with non-customers.  Our ordinary output activities consist primarily of chartering our vessels to customers, not the sales of vessels.  Therefore, sales of vessels qualify as contracts with non-customers under ASU 2014-09.  The existing standards focus on whether the seller retains substantial risks or rewards of ownership as a result of its continuing involvement with the vessel sale.  The derecognition model is based on the transfer of control.  If a vessel sale contract includes ongoing involvement by the seller with the vessel, the seller must evaluate each promised good or service under the contract to determine whether it represents a separate performance obligation, constitutes a guarantee or prevents the transfer of control.  If a good or service is considered a separate performance obligation, an allocated portion of the transaction price should be recognized as revenue as the entity transfers the related good or service to the buyer.  The amount and timing of recognition of a gain or loss on vessel sale may differ under ASU 2014-09.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease.

If the proposed practical expedient mentioned above is adopted and elected, we expect that our time charter revenue and service revenue will be presented under a single lease component presentation. However, without the proposed practical expedient, we expect that our time charter revenue and service revenue will be separated into lease and non-lease components, respectively, resulting in our time charter revenue being accounted for under ASU 2016-02 and our service revenue being accounted for under the new revenue recognition standard as discussed above.

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

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2017, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2017, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	2018	2019-2020	2021-2022	Thereafter
Fixed-rate long-term debt obligations	$496,213	$12,772	$363,470	$25,545	$94,426
Variable-rate long-term debt obligations(1)	1,971,849	246,404	502,515	776,584	446,346
Purchase obligations for additional vessels	140,600	140,600	―	―	―
Lease obligations(2)	686,190	55,860	207,415	88,218	334,697
Operating leases(3)	1,401,103	150,787	302,675	298,866	648,775
Total	$4,695,955	$606,423	$1,376,075	$1,189,213	$1,524,244

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.35% to 4.75% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 5.42% to 5.87% per annum. For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $52.5 million (less than one year), $133.9 million (one to three years), $72.5 million (three to five years) and $17.6 million (more than five years).  Expected interest payments are based on LIBOR plus margins at December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Represents payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at variable rates of LIBOR plus margins ranging from 2.60% to 3.00% per annum. Expected interest payments are based on LIBOR plus margins at the date our lease facilities were entered into.

(3)

Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.50% to 3.00% per annum. Expected interest payments are based on either LIBOR plus margins at the date our operating leases were entered into, or at December 31, 2017.

Item 6.	Directors, Senior Management and Employees

A.     Directors, Senior Management and Key Employees

Our directors and executive officers, as of March 1, 2018, and their ages as of December 31, 2017 are listed below:

Name	Age	Position
David Sokol	61	Chairman of the board of directors
Kyle R. Washington	47	Director, Chairman Emeritus
Bing Chen	51	Director, President and Chief Executive Officer
John C. Hsu	54	Director
Harald H. Ludwig	63	Director
David Lyall	61	Director
Nicholas Pitts-Tucker	66	Director
Peter S. Shaerf	63	Deputy Chair of the board of directors
Lawrence Simkins	56	Director
Mark Chu	50	Executive Vice President, Chief Operating Officer and General Counsel
Peter Curtis	59	Executive Vice President, Chief Commercial and Technical Officer
David Spivak	50	Chief Financial Officer

David Sokol. David Sokol was appointed as a director and a member of the Compensation Committee and Executive Committee in April 2017, and was appointed as chairman in July 2017. Mr. Sokol has founded three companies in his career to date, taken three companies public, and, as Chairman and CEO of MidAmerican Energy Holdings Company, sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March, 2011 in order to manage his family business investments. Mr. Sokol is a director of The Washington Companies which, through its affiliates, is our largest shareholder. Mr. Sokol currently sits on two corporate boards not including boards associated with his family businesses and is a member of the board of directors of the Horatio Alger Association of Distinguished Americans as well as a director of the Horatio Alger Endowment Fund. Over Mr. Sokol’s 38 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses.

Kyle R. Washington.  Kyle R. Washington served as chairman and then co-chairman of our board from May 2005 to July 2017, after which he is recognized as our chairman emeritus. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., SMSL and certain of SMSL’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc., Southern Railway of British Columbia, Ltd. and Dominion Diamond Mines, all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver, British Columbia, Canada and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Bing Chen. Bing Chen was appointed as a director and as our president and chief executive officer in January 2018. Over his twenty-five-year career, Mr. Chen has held executive positions in China, Europe and the United States. From 2014 to December 2017, Mr. Chen was with BNP Paribas (China) Ltd., where most recently he served as chief executive officer, leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

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

Lawrence R. Simkins. Larry Simkins was appointed as a director in April 2017.  Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of our largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the Board of Directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly $3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve

Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the Boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project.  He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Mark Chu.  Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013, and as an executive vice president and our chief operating officer in March 2018. Mr. Chu served as our director, corporate finance from March 2012 to August 2015, vice president, corporate development and chief development officer from September 2015 to September 2017, and chief administrative officer from September 2017 to February 2018. He also served as our interim chief financial officer from November 2015 to May 2016. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009, he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered professional accountant, chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

Peter Curtis.  Peter Curtis was appointed as an executive vice president in July 2017 and as chief commercial and technical officer in March 2018, and served as our chief operating officer from February 2012 to February 2018. He is responsible for ship building programs and commercial management of our owned and managed vessels. From 2001 to 2012, Mr. Curtis was vice president of Seaspan Ship Management Limited. Prior to joining the company in 2001, he was based in Cyprus for two years with Columbia Ship Management as technical director. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handysize and capesize bulkcarriers and also oversaw a number of new building programs. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas, as well as other marine projects. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

David Spivak.  David Spivak was appointed as our chief financial officer in May 2016. From 2013 to 2016, Mr. Spivak was president and founder of Brockstreet Consulting, where he advised companies on corporate finance matters. From 1995 to 2012, Mr. Spivak worked at Citigroup as an investment banker where he held a variety of positions, including serving as a managing director in the investment banking and equity capital markets groups and the Canadian head of global capital structuring. From 2005 to 2009, Mr. Spivak was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Prior to joining Citigroup, he worked at Coopers & Lybrand in their financial advisory services group. Mr. Spivak is a certified public accountant (inactive) and currently serves as a director of Höegh LNG Partners LP. He holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2017, each non-employee member of the board of directors received an annual cash retainer of $70,000. Mr. Washington also received an additional $40,000 for his service during 2017 as co-chairman of the board of directors and Peter S. Shaerf received an additional $30,000 for his service during 2017 as deputy chairman of the board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the governance and conflicts committee received an annual payment of $20,000 and each member of the governance and conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each governance and conflicts committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.

In addition, in 2016 the chair of the governance and conflicts committee received an additional payment of $150,000 and each other member of the governance and conflicts committee, as well as John C. Hsu, received an additional payment of $75,000, in consideration for extra time and effort expended on business and strategic matters over the course of 2016.

In 2017, the chairman of the board was granted 1.0 million fully-vested Class A common shares. The chairman will not receive any further cash or share-based compensation from us for his services through to the end of 2020.

For 2017, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the years ended December 31, 2017 and 2016, we paid to our directors and management (13 persons in 2017 and 11 persons in 2016) aggregate cash compensation of approximately $5.1 million and $5.8 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to our former chief executive officer, Gerry Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement including information about restricted stock units and performance stock units we granted to Mr. Wang in connection with his employment agreement and common shares we issued to Mr. Wang in connection with his retirement, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Gerry Wang.”

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), which is administered by our board of directors and, under which our officers, employees and directors may be granted options, restricted shares, phantom share units and other stock based awards as may be determined by our board of directors. In December 2017, we amended and restated the Plan to increase the number of common shares reserved for issuance under the Plan from 3,000,000 to 5,000,000. On January 1, 2017, each of our non-employee directors was awarded 12,737 restricted shares, which vested on January 1, 2018. On April 24, 2017, Larry Simkins and David Sokol were granted 9,317 and 8,794 restricted shares, respectively, which vested on January 1, 2018. In 2017, we also granted an aggregate of 90,000 phantom share units to our executive officers, other than our chief executive officer under the Plan, which are subject to a three-year annual vesting period which began on January 1, 2018.

In connection with his retirement, and as more fully described below in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions——Employment Agreement with Gerry Wang”, we issued under the Plan 200,000 common shares to Gerry Wang in exchange for the cancellation of outstanding performance stock units granted to him in May 2016. Mr. Wang also received accelerated vesting of the restricted stock units granted to him in May 2016, but this stock was granted outside of the Plan. The 1,000,000 shares of common stock issued to David Sokol in connection with this appointment as chairman of the board wer also issued outside of the Plan.

SSML has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2017, SSML granted awards to our executive officers under the Cash and Share Bonus Plan comprised of an aggregate of $0.2 million cash and 19,136 common shares of Seaspan.

In 2013, we granted 1,664,457 stock appreciation rights, or SARs, to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.  The remaining SARs expired on December 31, 2017. Please see note 15 to our consolidated financial statements included in this Annual Report for additional information about outstanding SARs and phantom share units.

The report of the compensation committee of our board of directors for the fiscal year ended December 31, 2017 will be included as part of our proxy statement for our 2018 annual general meeting, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.     Board Practices

General

As of March 1, 2018, our board of directors consists of nine members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.  The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of our board of directors, other than Kyle R. Washington and Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is, therefore, independent from management.

The independent directors on our board considered the independence of Mr. Sokol and Mr. Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our largest shareholder (including the transfer of 1,000,000 shares of our common stock to Mr. Sokol upon his appointment as our chairman of the board), and their involvement with The Washington Companies and/or Deep Water Holdings LLC, affiliates of Mr. Washington, and determined after thoughtful deliberation that both Mr. Sokol and Mr. Simkins are independent directors in accordance with Seaspan’s independent director standards.

Committees

Our board of directors currently has the following four committees: audit committee, compensation committee, governance and conflicts committee and executive committee. The membership of the committees during 2017 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2017, our board of directors held seven meetings, the audit committee held four meetings, the compensation committee held five meetings, the governance and conflicts committee held five meetings, and the executive committee held five meetings. The governance and conflicts committee was actively involved in business and strategic matters over the course of 2017.

The audit committee of our board of directors is composed entirely of directors who currently satisfy applicable New York Stock Exchange, or NYSE, and SEC audit committee independence standards. In 2017, the audit committee members were Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; and (4) the performance of our internal audit function and independent auditors.

The executive committee of our board of directors was established in April 2017 to support the efficient functioning of the Board by identifying, evaluating and coordinating, on behalf of the Board, such matters as the committee determines should be preliminary considered by the committee prior to consideration of such matters by the full Board, and advising the Board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the Board in handling matters as to which, subject to applicable law, the Board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of Bing Chen, David Sokol and Lawrence Simkins.

The compensation committee of the Board during 2017 was, and is, composed entirely of directors who satisfy applicable NYSE independence standards. The compensation committee consisted from January through April, 2017 of John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf; David Sokol joined the compensation committee in April 2017.

The governance and conflicts committee of the Board during 2017 was, and is, composed of Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

On February 22, 2018, the Board approved the restructuring of the Board committees by combining the formerly separate compensation committee and the governance and conflicts committee into a combined compensation and governance committee effective April 27, 2018. The new compensation and governance committee will: (1) review, evaluate and approve our agreements, plans, policies and programs to compensate our officers and directors; (2) produce a report on executive compensation, which is included in our proxy statement; (3) otherwise discharge the Board’s responsibilities relating to the compensation of our officers and directors; (4) assist the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) perform such other functions as the Board may assign to the committee from time to time. In addition, effective April 27, 2018 the audit committee will have the mandate to oversee certain potential conflicts and related party transactions, which currently resides with the existing governance and conflicts committee.

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

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that seven of our nine directors (being John C. Hsu, Harald H. Ludwig, David Lyall, Nicholas Pitts-Tucker, Peter S. Shaerf, Lawrence Simkins and David Sokol) satisfy the NYSE’s independence standards for domestic companies.

D.     Employees

As of December 31, 2017, approximately 3,900 seagoing staff serve on the vessels that we manage and approximately 200 staff serve on shore.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to February 15, 2018.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Percentage of Total Voting Securities(2)
Kyle R. Washington(3)	7,026,206	5.26%	4.97%
David Sokol	3,012,064	2.26%	2.13%
Bing Chen	*	*	*
Lawrence R. Simkins	*	*	*
Peter S. Shaerf	*	*	*
Peter Curtis	*	*	*
John C. Hsu	*	*	*
Nicholas Pitts-Tucker(4)	*	*	*
David Lyall	*	*	*
Harald H. Ludwig	*	*	*
Mark Chu	*	*	*
David Spivak	*	*	*
All directors, executive officers, senior management and key employees as a group (12 persons)(5)	10,675,399	8.00%	7.56%

(1)	Percentages are based on the 133,505,518 common shares that were issued and outstanding on February 15, 2018.
(2)

Total voting securities include our common shares and our Series F preferred shares. The 5,600,000 Series F preferred shares outstanding are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares. Percentages are based on the number of our outstanding common shares, which provide for one vote per share, and the 7,777,777 votes that the Series F preferred shares were entitled to in the aggregate as of February 15, 2018. The holders of our Series F preferred shares generally are entitled to vote together as a single class, with the holders of our common shares. None of our directors, executive officers, senior management or key employees holds any Series F preferred shares.

(3)

The number of common shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 21, 2018, which was current as of December 31, 2017.

(4)

The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 22, 2018.

(5)

Includes an aggregate 173,334 common shares issuable upon the exchange of phantom share units granted to certain executive officers. Please see note 15 to our consolidated financial statements included in this Annual Report for a description of these awards.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Class A common shares and Series F preferred shares, respectively, by each person known by us to be a beneficial owner of more than 5% of the common shares or Series F preferred shares, respectively. The information provided in the table is based on information filed with the SEC and on information provided to us prior on or about February 25, 2018.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series F Preferred Shares(2)	Percentage of Series F Preferred Shares	Percentage of Total Voting Securities(3)
Dennis R. Washington(4)	40,817,902	30.57%	―	―	28.89%
Fairfax Financial Holdings Limited(5)	38,461,539	22.37%	―	―	21.40%
Copper Lion, Inc.(6)	13,311,433	9.97%	―	―	9.42%
Pleasant Way Analyse Developments Limited	―	―	5,600,000	100%	5.51%

(1)

Percentages are based on the 133,505,518 common shares that were issued and outstanding on February 15, 2018; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on February 15, 2018 and the 38,461,539 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)	The Series F preferred shares are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares.
(3)

Total voting securities include our common shares and our Series F preferred shares. The 5,600,000 Series F preferred shares outstanding are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares. Percentages are based on the number of our outstanding common shares, which provide for one vote per share, and the 7,777,777 votes that the Series F preferred shares were entitled to in the aggregate as of February 15, 2018. The holders of our Series F preferred shares are entitled to vote together as a single class, with the holders of our common shares.

(4)

The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC, or Deep Water, and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 26, 2018. Our director Lawrence R. Simkins is the manager of Deep Water.

(5)

The number of common shares shown for Fairfax Financial Holdings Limited consists of warrants exercisable for up to 38,461,539 common shares. As of the date of this report, Fairfax Financial Holdings Limited has not exercised any of the warrants that it holds. This information is based on a Schedule 13D SEC filing made by Fairfax Financial Holdings Limited and certain affiliates on February 26, 2018. The 13D filing lists other affiliated individuals and entities that beneficially own all or a portion of the 38,461,539 common shares beneficially owned by Fairfax Financial Holdings Limited. The filing also reports that an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One One Zero Nine Holdco Limited, which total shares represent 22.7% of our outstanding common shares (including the 38,461,539 shares issuable upon exercise of the warrants described in this note) and 21.7% of our total voting securities as described in note 3 above and including the 38,461,539 shares issuable upon exercise of the warrants described in this note.

(6)

The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about January 26, 2018. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our largest shareholder.

Our major holders of common shares do not have different voting rights than other holders of our common shareholders.

As of February 15, 2018, a total of 51,784,317 of our Class A common shares were held by 40 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.     Related Party Transactions

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our investment in GCI, our private placement with affiliates of Fairfax Financial Holdings Limited (the transaction by which they became a related party) and other matters. We may enter into related party transactions from time to time in the future. Our board of directors has a governance and conflicts committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer until November 2017, provides services to GCI, GC Industrial Investments LLC, or GC Industrial (a GCI member which is owned by affiliates of The Carlyle Group and by Tiger Management Limited, or the Tiger Member, an entity controlled by our former director Graham Porter), and the Tiger Member, and we understand that Mr. Wang has an indirect ownership interest in the Tiger Member. In addition, Mr. Wang serves on the board of managers of each of GCI and GC Industrial. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Kyle R. Washington, a member of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, is a GCI member and hasan indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions.”

Graham Porter, one of our directors until April 2017, has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Distributions.” In addition, Mr. Porter and his affiliates control entities which previously provided certain financial services to us. Please read “—Financial Services Agreement.” Mr. Porter serves on the board of managers of each of GCI and GC Industrial. The Tiger Member provides certain services to GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.”

David Sokol, chairman of our board of directors, is a director of certain The Washington Companies. The Washington Companies is a group of privately held companies owned by Dennis R. Washington, who controls entities that together represent our largest shareholder.

Lawrence Simkins, one of our directors, also serves as the chief executive officer and president of certain of The Washington Companies. Mr. Simkins also serves as manager of Deep Water Holdings LLC, and as a director on multiple private company boards with Kyle R. Washington and David Sokol. He is a member of the board of directors of Copper Lion, Inc., one of our shareholders, which is the trustee of certain trusts of which Kyle R. Washington is one of the discretionary beneficiaries.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose and Members

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. GCI’s fleet of 18 containerships is comprised primarily of modern large and ultra-large vessels, including 16 on-the-water and two newbuildings with delivery dates scheduled through the end of 2018.

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

As at December 31, 2017, the Seaspan Member had made capital contributions of $51.4 million to GCI.

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

Messrs. Gerry Wang and Graham Porter hold economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, they have indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and accordingly has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers that currently comprises seven members, including four GC Industrial designees, one Seaspan designee who is Peter Curtis, our executive vice president and chief commercial and technical officer, and two Tiger Member designees who are Gerry Wang and Graham Porter, our former chief executive officer and former director, respectively. In addition, Messrs. Wang and Porter provide services to GCI and GC Industrial. Until March 2016, Mr. Kyle Washington was a member of the GCI board of managers.

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

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members’ respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”.

Related Party Loans

Please see note 4 to our consolidated financial statements included in this Annual Report for a description of loans to affiliates, which include loans by us to GCI.

Employment Agreement with Gerry Wang

On May 16, 2016, we entered into an employment agreement, or the Wang Employment Agreement, with Gerry Wang, our former chief executive officer, to replace a prior employment agreement. Pursuant to the Wang Employment Agreement, Mr. Wang had agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021. The Wang Employment Agreement provided that Mr. Wang would receive an annual base salary of $1.2 million in cash, an annual target performance bonus of $1.2 million, payable in cash or in our Class A common shares, at Mr. Wang’s discretion, and an annual cash housing allowance of $250,000. In addition, Mr. Wang generally would receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we entered into to construct, sell or acquire a vessel (or vessel-owning businesses). The transaction fees were paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. In April 2017, we and Mr. Wang amended the Wang Employment Agreement to eliminate any transaction fees to be paid to Mr. Wang for any containership orders, purchases or sales by us entered into after April 9, 2017. Mr. Wang remained entitled to transaction fees payable for transactions entered into prior to April 9, 2017.  In July 2017, Mr. Wang notified the board of directors of his intention to retire as chief executive officer and to resign as a member of the board effective December 31, 2017.

In July 2017, we and Mr. Wang further amended the Wang Employment Agreement to, among other things, provide that (a) any remaining transaction fees relating to transactions entered into prior to April 9, 2017 will be paid solely in shares of our Class A common stock, (b) upon Mr. Wang’s retirement and subject to his execution and delivery of a release of claims, (i) the unvested portion of restricted stock units granted to him in May 2016 would fully vest (which covered a total of 383,773 shares of common stock) and (ii) we would issue to Mr. Wang 200,000 shares of our common stock in exchange for the cancellation of outstanding performance stock units granted to him in May 2016, and (c) subject to our execution and delivery of a release of claims, (i) Mr. Wang will not transfer or sell the shares of common stock described above until January 1, 2019, and (ii) the non-competition and non-solicitation covenants in the Wang Employment Agreement will remain in effect until December 31, 2018.

The releases and stock issuance contemplated by the July 2017 amendment were completed in January 2018. As such, Mr. Wang continues to be subject to certain confidentiality obligations and until December 31, 2018 certain non-competition and non-solicitation obligations as set out in his employment agreement.

During the years ended December 31, 2015, 2016 and 2017, we paid aggregate transaction fees of $9.5 million, $6.3 million and $2.3 million, respectively, to Mr. Wang under his employment agreement with us. We expect to pay additional fees in 2018 of approximately $1.8 million relating to remaining installment payments on our two newbuilding vessels.

Employment Agreement with Current CEO Bing Chen

In October, 2017, we entered into an employment agreement, or the Employment Agreement, with Mr. Bing Chen to serve as our chief executive officer.  Mr. Chen commenced service as our chief executive officer on January 8, 2018.  The Employment Agreement provides that Mr. Chen will receive an annual base salary of approximately $0.85 million, an annual performance-based cash bonus of up to 120% of salary, a restricted stock grant of 500,000 Class A common shares to vest over a five-year period based on performance, as determined by the board of directors in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 Class A common shares at a price of $7.20 per share, vesting in equal tranches over five years. The restricted stock and stock options are subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances.

The Employment Agreement also provides for a signing bonus and retirement plan contribution totaling approximately $0.44 million, which we made during January 2018 (such amounts being fully refundable if we terminate his employment with “cause” or if he terminates his employment without “good reason”, as such terms are defined in the Employment Agreement, within one year after commencement of employment) and limited reimbursements for moving, relocation and related expenses. Mr. Chen will be entitled to severance payments (including partial vesting of restricted stock and stock options) of approximately one year of total compensation if after October 28, 2017 we terminate the Employment Agreement or his employment without “cause” or if he terminates his employment for “good reason”. The severance payments will increase to approximately two years of total compensation for any such terminations in connection with or within 12 months after a “change of control” (as defined in the Employment Agreement).

The Employment Agreement also contains non-competition, non-solicitation, and confidentiality provisions. Cash compensation under the Employment Agreement is designated in Canadian Dollars.  However, dollar amount references included in this report are presented in U.S. Dollars, based on recent exchange rate data for Canadian Dollars.

Financial Services Agreement

In May 2016, we entered into a Financial Services Agreement with an affiliate of our former director Graham Porter. Under the agreement service provider agreed to provide us, up to May 31, 2021, with certain services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels. Upon Mr. Porter’s resignation from our board of directors in April 2017, we and his affiliate terminated the agreement. We paid the service provider the required termination payment of $6,250,000 in 945,537 shares of our Class A common stock and agreed to pay in shares of our common stock any fees earned relating to financings in process as of the termination date but which were completed prior to December 31, 2017.

During the years ended December 31, 2015, 2016 and 2017, and in addition to the termination payment we made in 2017, we paid aggregate arrangement fees of $8.6 million, $7.6 million and $1.9 million, respectively, to affiliates of Mr. Porter under the Financial Services Agreement and a prior financial services agreement.

Employment Agreements with Senior Management

Our senior managers other than Mr. Chen, including Peter Curtis, David Spivak and Mark Chu, have employment arrangements with SSML. For more information about these employment agreements, see “Risk Factors — Risks Inherent in our Business — Our business depends upon certain employees”.

Private Placement of Class A Common Shares

In August 2017, Mr. Sokol, chairman of the board of directors, purchased 1.0 million shares of common stock for a purchase price of $6.0 million or $6.00 per share in a private placement.

Private Placement of Notes and Warrants with Affiliates of Fairfax Financial Holdings Limited

On February 14, 2018, we sold to certain affiliates of Fairfax Financial Holdings Limited (or the Fairfax Investors), in a private placement, $250 million aggregate principal amount of our 5.50% senior notes due 2025 (or the Fairfax Notes) and warrants (or the Fairfax Warrants) to purchase 38,461,539 or of our Class A common shares, for an aggregate purchase price of $250 million. Our chairman David Sokol serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Mr. Sokol and certain affiliates of Fairfax Financial Holdings Limited have significant investments in a North American-based consumer products business. Fairfax became a related party as a result of this private placement.

Fairfax Notes

The Fairfax Notes bear interest at 5.50% per annum. The interest rate will be increased during the continuation of certain registration defaults under a registration rights agreement.  The notes will mature on February 14, 2025 unless earlier repurchased or redeemed. On or after February 14, 2023, we may, at our option, redeem all or any portion of the Fairfax Notes at a redemption price equal 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest. If a Change of Control (as defined in the indenture relating to the Fairfax Notes and which includes, among other things, certain major corporate events) occurs at any time, holders of the notes will have the right, at their option, to require the Company to repurchase for cash any or all of their notes, at a price equal to 101% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest.

The Fairfax Notes are jointly and severally guaranteed, on a full and unconditional basis, by certain of our subsidiaries. In addition, we have pledged our ownership interest in our subsidiary Seaspan Investment I Ltd. as collateral for the Fairfax Notes.

The indenture relating to the Fairfax Notes provides that, subject to certain limitations, (a) the Fairfax Investors will have the right to designate (i) two members of our board of directors if at least $125 million aggregate principal amount of the notes remains outstanding or (ii) one member of the board of directors if at least $50 million but less than $125 million aggregate principal amount of the notes remains outstanding, and (b) we will cause such designees to be duly appointed or elected to our board of directors.  Two designees of the Fairfax Investors are nominees for election to our board at our 2018 annual meeting of shareholders.

Fairfax Warrants

The Fairfax Warrants entitle the holder thereof to purchase one share of our common stock at an exercise price of $6.50 (subject to adjustments), which warrant is exercisable at any time prior to February 14, 2025. At any time after February 14, 2022, we may require all holders of the warrants to exercise their warrants, in whole or in part, if the fair market value of a share of our common stock equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers notice of the required exercise. The number of shares of common stock issuable upon exercise of the warrants is subject to certain anti-dilution adjustments for, among other things: splits or combinations of our common shares; distributions on our common shares paid in shares of our common stock, other securities, property or rights; and dividends on our common stock in excess of the current quarterly rate.

For additional information about the Fairfax investment, please read our Reports on Form  6-K furnished to the SEC on February 15, 2018 and February 22, 2018.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI, our acquisition of SMSL in 2012, the Wang Employment Agreement, the Financial Services Agreement with an affiliate of former director Graham Porter, the Series F preferred share private placement, the August 2017 private placement of common stock to David Sokol and the Fairfax investment in us in February 2018, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Shareholders entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a member our board of directors, David Sokol, chairman of our board of directors, Graham Porter, a former director, Gerry Wang, our former chief executive officer, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

Dividend Policy

Our quarterly dividend is $0.125 per Class A common share. We intend to use a significant portion of our internally generated cash flow to fund our capital requirements and reduce our debt levels, and the dividend policy adopted by Seaspan’s board of directors contemplates the distribution of a portion of our cash available to pay dividends on our Class A common shares. Seaspan offers a dividend reinvestment plan for Class A common shareholders which provides shareholders with the opportunity to purchase additional common shares at a discount from the market price, as described in the prospectus for this plan.

Seaspan’s board of directors could modify or revoke our dividend policy at any time. Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy, and the decision to make any distribution, will remain at all times entirely at the discretion of our board of directors. Accordingly, there can be no assurance that Seaspan will continue to pay regular quarterly dividends on our common shares at the current amount, or at all.

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
•

the amount of dividends that we may distribute is limited by restrictions under our credit and lease facilities, our Notes and future indebtedness could contain covenants that are even more restrictive;  in addition, our credit and lease facilities and Notes require us to comply with various financial covenants, and our credit and lease facilities and Notes prohibit the payment of dividends if an event of default has occurred and is continuing thereunder or if the payment of the dividend would result in an event of default;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands Law; and
•	our common shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

In addition, our ability to pay a cash dividend on our common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the Fairfax Notes.

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

	High	Low
January 1, 2013 to December 31, 2013	$25.10	$16.46
January 1, 2014 to December 31, 2014	24.36	16.81
January 1, 2015 to December 31, 2015	20.87	14.02
January 1, 2016 to December 31, 2016	20.00	8.08
January 1, 2017 to December 31, 2017	11.76	5.02
First quarter 2016	20.00	13.67
Second quarter 2016	18.36	13.53
Third quarter 2016	15.49	13.16
Fourth quarter 2016	13.67	8.08
First quarter 2017	11.76	6.05
Second quarter 2017	7.50	5.02
Third quarter 2017	7.91	6.22
Fourth quarter 2017	7.70	5.63
September 2017	7.49	6.68
October 2017	7.70	6.72
November 2017	7.12	5.64
December 2017	7.18	5.63
January 2018	7.73	6.55
February 2018	7.36	6.10

Our Series D preferred shares are traded on the NYSE under the symbol “SSW PR D.” —The following table sets forth the high and low prices for the Series D preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
January 1, 2013 to December 31, 2013	$27.50	$24.55
January 1, 2014 to December 31, 2014	27.34	24.25
January 1, 2015 to December 31, 2015	26.67	21.28
January 1, 2016 to December 31, 2016	26.90	16.19
January 1, 2017 to December 31, 2017	25.19	19.11
First quarter 2016	24.80	20.73
Second quarter 2016	25.73	23.75
Third quarter 2016	26.90	24.52
Fourth quarter 2016	25.45	16.19
First quarter 2017	24.36	19.11
Second quarter 2017	23.10	20.76
Third quarter 2017	24.16	21.23
Fourth quarter 2017	25.19	23.44
September 2017	24.16	23.14
October 2017	25.19	24.01
November 2017	25.08	23.44
December 2017	24.65	24.00
January 2018	25.20	23.83
February 2018	24.43	24.31

Our Series E preferred shares are traded on the NYSE under the symbol “SSW PR E.” —The following table sets forth the high and low prices for the Series E preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
February 10, 2014 through December 31, 2014	$26.95	$24.25
January 1, 2015 to December 31, 2015	26.56	20.79
January 1, 2016 to December 31, 2016	26.50	17.72
January 1, 2017 to December 31, 2017	25.49	19.75
First quarter 2016	24.12	19.45
Second quarter 2016	25.79	23.14
Third quarter 2016	26.50	24.55
Fourth quarter 2016	25.31	17.72
First quarter 2017	24.48	19.75
Second quarter 2017	23.52	21.39
Third quarter 2017	25.16	22.07
Fourth quarter 2017	25.49	23.65
September 2017	25.16	24.08
October 2017	25.49	24.69
November 2017	25.00	23.65
December 2017	24.85	24.21
January 2018	25.50	24.21
February 2018	24.99	23.33

Our Series G preferred shares are traded on the NYSE under the symbol “SSW PR G.” —The following table sets forth the high and low prices for the Series G preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
June 21, 2016 through December 31, 2016	$26.20	$18.03
Second quarter 2016	25.25	24.83
Third quarter 2016	26.20	24.55
Fourth quarter 2016	25.48	18.03
First quarter 2017	23.53	19.49
Second quarter 2017	23.00	20.61
Third quarter 2017	24.45	20.92
Fourth quarter 2017	25.20	23.24
September 2017	24.45	23.62
October 2017	25.20	24.06
November 2017	24.72	23.24
December 2017	24.37	23.91
January 2018	24.99	23.90
February 2018	24.28	23.09

Our Series H preferred shares are traded on the NYSE under the symbol “SSW PR H.” —The following table sets forth the high and low prices for the Series H preferred shares on the NYSE since the date of listing for the periods indicated.

	High	Low
August 11, 2016 through December 31, 2016	$25.75	$17.50
January 1, 2017 to December 31, 2017
Third quarter 2016	25.75	23.70
Fourth quarter 2016	25.32	17.50
First quarter 2017	23.00	19.16
Second quarter 2017	22.11	20.14
Third quarter 2017	23.96	20.70
Fourth quarter 2017	24.96	23.00
September 2017	23.96	23.10
October 2017	24.96	23.45
November 2017	24.49	23.00
December 2017	23.85	23.25
January 2018	24.55	23.49
February 2018	23.85	22.84

Our 2019 Notes are traded on the NYSE under the symbol “SSWN.” —The following table sets forth the high and low prices for our 2019 Notes on the NYSE since the date of listing for the periods indicated.

	High	Low
April 8, 2014 through December 31, 2014	$25.94	$23.90
January 1, 2015 to December 31, 2015	25.99	22.00
January 1, 2016 to December 31, 2016	26.46	22.75
January 1, 2017 to December 31, 2017	26.01	23.50
First quarter 2016	25.39	22.75
Second quarter 2016	26.46	24.61
Third quarter 2016	26.08	24.77
Fourth quarter 2016	25.75	23.75
First quarter 2017	25.50	23.50
Second quarter 2017	25.54	24.78
Third quarter 2017	26.01	25.10
Fourth quarter 2017	25.99	25.08
September 2017	25.94	25.59
October 2017	25.93	25.08
November 2017	25.63	25.08
December 2017	25.99	25.17
January 2018	25.67	25.21
February 2018	25.50	25.31

Our 2027 Notes are traded on the NYSE under the symbol “SSWA.” —The following table sets forth the high and low prices for our 2027 Notes on the NYSE since the date of listing for the periods indicated.

	High	Low
October 10, 2017 to December 31, 2017	$24.85	$23.40
Fourth quarter 2017	24.85	23.40
October 2017	24.85	24.55
November 2017	24.51	24.03
December 2017	24.45	23.40
January 2018	24.58	23.40
February 2018	24.09	23.40

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our articles of incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Amendments to our articles of incorporation were previously filed as Exhibit 3.2 to Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014 and as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015. Our amended and restated bylaws were previously filed as Exhibit 1.2 to Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012, a first amendment to our amended and restated bylaws was previously filed as Exhibit 3.5 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015, and a second amendment to our amended and restated bylaws was previously filed as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 28, 2017 and each are hereby incorporated by reference into this Annual Report. In connection with our issuances of series of our preferred shares and the authorization of Series R preferred shares with respect to our now terminated shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009 and is hereby incorporated by reference into this Annual Report. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010 and is hereby incorporated by reference into this Annual Report. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011 and is hereby incorporated by reference into this Annual Report. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report. The Series F Statement of Designation was previously filed as Exhibit 4.1 to Form 6-K filed on May 4, 2016 and is hereby incorporated by reference into this Annual Report. The Series G Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on June 16, 2016 and is hereby incorporated by reference into this Annual Report. The Series H Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on August 11, 2016 and is hereby incorporated by reference into this Annual Report. The Series R Statement of Designation is part of Exhibit 4.1 to our Report on Form 8-A12B filed with the SEC on April 19, 2011.

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

(c) Seaspan Corporation Stock Incentive Plan as amended and restated on December 19, 2017, previously filed as Exhibit 99.1 to Form S-8, filed with the SEC on December 21, 2017.

(d) Amended and Restated Management Agreement dated as of May 4, 2007, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., previously filed as Exhibit 99.1 to Form 6-K/A, filed with the SEC on October 10, 2007, as amended by Amendment to Amended and Restated Management

Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008, previously filed as Exhibit 4.9 to Form 20-F, filed with the SEC on March 30, 2011.

(e) Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Peter Shaerf and John Hsu, previously filed as Exhibit 10.10 to Form F-1, filed with the SEC on July 21, 2005.

(f) Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated May 19, 2006, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 1 to Form 6-K, filed with the SEC on June 12, 2006, as amended by Amendment No. 1 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000, dated June 29, 2007, among Seaspan Corporation, DnB Nor Bank, ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 99.4 to Form 6-K/A, filed with the SEC on October 10, 2007, and Amendment No. 2 to Credit Facility Agreement providing for a Senior Secured Reducing Revolving Credit Facility of up to $365,000,000 dated August 7, 2007, among Seaspan Corporation, DnB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers and Landesbank Hessen-Thüringen as documentation agent, previously filed as Exhibit 4.17 to Form 20-F, filed with the SEC on March 24, 2008.

(g) U.S. $920,000,000 Reducing Revolving Credit Facility dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to Form 6-K, filed with the SEC on August 9, 2007.

(h) Amended and Restated Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of March 1, 2017, previously filed as Exhibit 4.11 to Form 20-F, filed with the SEC on March 6, 2017.

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

(k) Form of Registration Rights Agreement, previously filed as Exhibit 4.10 to Form 6-K, filed with the SEC on March 14, 2011.

(l) Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on January 30, 2012.

(m) Registration Rights Agreement dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein, previously filed as Exhibit 4.5 to Form 6-K, filed with the SEC on January 30, 2012.

(n) Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated May 16, 2016, previously filed as Exhibit 10.1 to Form 6-K, filed with the SEC on May 19, 2016.

(o) Amendment to Executive Employment Agreement, dated April 10, 2017, between Seaspan Corporation and Gerry Wang, previously filed as Exhibit 10.2 to Form 6-K (File No. 1-32591) filed with the SEC on April 28, 2017.

(p) Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2014.

(q) First Supplemental Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2014.

(r) U.S. $1,300,000,000 Credit Facility Agreement for Seaspan Corporation as Borrower and Arranged by Citigroup Global Markets Limited and BNP Paribas, with Citigroup Global Markets Limited, Credit Suisse AG, DNB Banks ASA, New York Branch (formerly known as DnB Nor ASA), BNP Paribas, Landesbank Hessen-Thüringen Girozentrale, New York branch as Mandated Lead Arrangers with BNP Paribas as Facility Agent, dated as of August 8, 2005, as amended from time to time and as amended and restated on May 11, 2007 and December 23, 2013, previously filed as Exhibit 4.47 to Form 20-F, filed with the SEC on March 11, 2014.

(s) Registration Rights Agreement, dated March 27, 2016, by and among Seaspan Corporation and Pleasant Way Analyse Development Limited, previously filed as Exhibit 4.21 to Form 20F, filed with the SEC on March 6, 2017.

(t) Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on October 12, 2017.

(u) First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on October 12, 2017.

(v) Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on February 15, 2018.

(w) Warrant Agreement, dated February 14, 2018, among Seaspan Corporation and each of the investors specified on the signature page thereto, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on February 15, 2018.

(x) Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on February 15, 2018.

(y) Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Form 6-K, file with the SEC on February 22, 2018.

(z) Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on February 22, 2018.

(aa) Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol, previously filed as Exhibit 10.1 to Form 6-K (File No. 1-32591), filed with the SEC on August 23, 2017.

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

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, shareholders that own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders.  Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

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

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares will be treated as foreign source income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year). Any dividends received with respect to our publicly traded shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2017 and we believe that we will be treated as a CFC in 2018. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). U.S. persons who own or may obtain a substantial interest in us should consult their tax advisors with respect to the implications of being treated as a CFC Shareholder and the effect of changes to the rules governing CFC Shareholders made by the recently enacted legislation commonly known as the “Tax Cuts and Jobs Act.”

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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
•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and
•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non- U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a trade or business within the United States and the disposition of shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

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

Interest Rate Risk

As of December 31, 2017, our variable-rate credit facilities totaled $2.0 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion.  These interest rate swaps have a fair value of $168.9 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2017 that are sensitive to changes in interest rates.  Please see notes 10 and 11 to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In thousands of USD	2018	2019	2020	2021	2022	Thereafter
Credit facilities(1)	$246,404	$285,752	$216,763	$288,479	$488,104	$446,346
Lease facilities(2)	33,921	37,547	38,713	39,987	41,329	333,209
Operating leases(3)	148,516	149,191	149,849	150,846	145,789	646,833

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

As of December 31, 2017, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2017 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.8700%	$594,069	$594,069	August 31, 2017	November 28, 2025	(2)
5.4200%	390,011	390,011	September 6, 2007	May 31, 2024
5.6000%	135,200	135,200	June 23, 2010	December 23, 2021	(3)

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap early at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of nonperformance. As of December 31, 2017, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by our counterparties in the fair value of our financial instruments as of December 31, 2017. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2017, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our internal controls over financial reporting as of December 31, 2017 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2017 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2017, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2017 was KPMG LLP, Chartered Accountants.

In 2017 and 2016, the fees billed to us by the accountants for services rendered were as follows:

	2017	2016
Audit Fees	$778,900	$708,100
Tax Fees	77,900	109,900
	$856,800	$818,000

Audit Fees

Audit fees for 2017 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares and our 2027 Notes.

Audit fees for 2016 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares.

Tax Fees

Tax fees for 2017 and 2016 were primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017 and 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Class A Common Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
March 2016	564,270	$14.7347	$1,508,794	$25,642,308

Series C Preferred Shares
Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
June 2016	13,321,774	$25.00	—	(2)	—

(1)	The total number of shares purchased is based on the settlement date.
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

SEASPAN CORPORATION – to be updated

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

1.6

Second Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 28, 2017).

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

1.10

Statement of Designation of the 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G, dated June 15, 2016 (incorporated herein by reference to Exhibit 3.6 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on June 16, 2016).

2.1

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

2.4

Specimen of Share Certificate of Seaspan Corporation 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014).

Exhibit Number	Description

2.5

Specimen of Share Certificate of Seaspan Corporation 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-A12B (File No. 1-32591), filed with the SEC on June 16, 2016).

2.6

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

4.3

Seaspan Corporation Stock Incentive Plan, as amended and restated on December 19, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-222216), filed with the SEC on December 21, 2017).

4.4

Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K/A (File No. 1-32591), filed with the SEC on October 10, 2007).

4.5

Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

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

4.11

Amended and Restated Seaspan Corporation Change of Control Severance Plan for Employees of Seaspan Ship Management Ltd., effective as of March 1, 2017 (incorporated herein by reference to Exhibit 4.11 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 6, 2017).

4.12

Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.13

Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

4.14	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).
4.15

Registration Rights Agreement, dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.16

Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated May 16, 2016 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on May 19, 2016).

4.17

Amendment to Executive Employment Agreement, dated April 10, 2017, between Seaspan Corporation and Gerry Wang (incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 6-K (File No. 1-32591) filed with the SEC on April 28, 2017).

4.18

Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2014).

4.19

First Supplemental Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on April 4, 2014).

4.20

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

4.21

Registration Rights Agreement, dated March 27, 2016, by and among Seaspan Corporation and Pleasant Way Analyse Development Limited, or Pleasant Way, providing Pleasant Way with certain rights relating to registration under the Securities Act of shares of the Company’s Class A common stock issuable upon conversion of the Series F preferred shares (incorporated herein by reference to Exhibit 4.21 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 6, 2017)

4.22

Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on October 12, 2017).

Exhibit Number	Description
4.23

First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on October 12, 2017).

4.24

Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 15, 2018).

4.25

Warrant Agreement, dated February 14, 2018, among Seaspan Corporation and each of the investors specified on the signature page thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 15, 2018).

4.26

Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 15, 2018).

4.27

Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 22, 2018).

4.28

Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 6-K (File No. 1-32591) filed with the SEC on February 22, 2018).

4.29

Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on August 23, 2017).

8.1*	Subsidiaries of Seaspan Corporation.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.
13.1*	Seaspan Corporation Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of David Spivak, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG LLP.
101	The following financial information from Seaspan Corporation’s Report on Form 20-F for the year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of December 31, 2017 and December 31, 2016;
(b) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015;
(c) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015;
(d) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015;
(e) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and
(f) Notes to the Interim Consolidated Financial Statements.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Seaspan Corporation's (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2017,and the related notes (collectively referred to as the "financial statements") and our report dated March 6, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, described in “Management’s Report on Internal Control over Financial Reporting” included in Item 15 of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 6, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with U.S generally accepted accounting principles.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada

March 6, 2018

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2017 and 2016

	2017	2016
Assets
Current assets:
Cash and cash equivalents	$253,176	$367,901
Short-term investments	104	411
Accounts receivable (note 4)	11,678	30,793
Loans to affiliate (note 4)	36,100	62,414
Prepaid expenses	44,869	37,252
Gross investment in lease (note 5)	35,478	—
Fair value of financial instruments (note 19(c))	—	11,338
	381,405	510,109
Vessels (note 6)	4,537,216	4,883,849
Deferred charges (note 7)	62,020	68,099
Gross investment in lease (note 5)	687,896	—
Goodwill	75,321	75,321
Other assets (note 8)	134,284	120,451
	$5,878,142	$5,657,829
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 16(a))	$63,220	$62,157
Current portion of deferred revenue (note 9)	55,367	28,179
Current portion of long-term debt (note 10)	257,800	314,817
Current portion of long-term obligations under capital lease (note 11)	43,912	27,824
Current portion of other long-term liabilities (note 12)	23,635	21,115
Fair value of financial instruments (note 19(c))	—	30,752
	443,934	484,844
Deferred revenue (note 9)	328,681	1,528
Long-term debt (note 10)	2,192,833	2,569,697
Long-term obligations under capital lease (note 11)	595,016	459,395
Other long-term liabilities (note 12)	199,386	195,104
Fair value of financial instruments (note 19(c))	168,860	200,012
Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,646	1,385
Treasury shares	(377)	(367)
Additional paid in capital	2,752,988	2,580,274
Deficit	(781,137)	(807,496)
Accumulated other comprehensive loss	(23,688)	(26,547)
	1,949,432	1,747,249
	$5,878,142	$5,657,829

Commitments and contingent obligations (note 17)

Subsequent events (note 20)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Revenue	$831,324	$877,905	$819,024
Operating expenses:
Ship operating	183,916	192,327	193,836
Cost of services, supervision fees	1,300	7,390	1,950
Depreciation and amortization	199,938	216,098	204,862
General and administrative	40,091	32,118	27,338
Operating leases (note 12)	115,544	85,910	40,270
Loss (gain) on disposals (note 6)	(13,604)	31,876	—
Expenses related to customer bankruptcy	1,013	19,732	—
Vessel impairments	—	285,195	—
	528,198	870,646	468,256
Operating earnings	303,126	7,259	350,768
Other expenses (income):
Interest expense and amortization of deferred financing fees	116,389	119,882	108,693
Interest income	(4,558)	(8,455)	(11,026)
Undrawn credit facility fees	2,173	2,673	3,100
Refinancing expenses	—	1,962	5,770
Change in fair value of financial instruments (note 19(c))	12,631	29,118	54,576
Equity income on investment (note 8)	(5,835)	(188)	(5,107)
Other expense (income)	7,089	1,306	(4,629)
	127,889	146,298	151,377
Net earnings (loss)	$175,237	$(139,039)	$199,391
Earnings (loss) per share (note 14):
Class A common share, basic	$0.94	$(1.89)	$1.46
Class A common share, diluted	0.94	(1.89)	1.46

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net earnings (loss)	$175,237	$(139,039)	$199,391
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 19(c))	2,859	4,373	4,397
Comprehensive income (loss)	$178,096	$(134,666)	$203,788

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common												Accumulated
	shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	13,665,531	5,105,000	5,400,000	—	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	(343,757)	(123,971)	(29,400)	—	—	—	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common												Accumulated
	shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	286,009	—	—	—	—	—	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	446,643	—	—	—	—	—	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(2,539)	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common											Accumulated
	shares									Additional		other	Total
	Class	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016, carried forward	105,722,646	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	175,237	—	175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,859	2,859
Preferred shares issued	—	49,835	45,337	—	800	25,105		1		2,956			2,957
Class A common shares issued	19,550,000	—	—	—	—	—	196	—	—	121,152	—	—	121,348
Fees and expenses in connection with issuance of common and preferred shares shares	—	—	—	—	—	—	—	—	—	(2,649)	—	—	(2,649)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(83,615)	—	(83,615)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(64,416)	—	(64,416)
Shares issued through dividend reinvestment program	3,300,537	—	—	—	—	—	33	—	—	21,752	—	—	21,785
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	1,246,604	—	—	—	—	—	13	—	—	17,307	—	—	17,320
Other share-based compensation	1,846,892	—	—	—	—	—	18	—	—	12,196	(847)	—	11,367
Treasury shares	(2,578)	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Balance, December 31, 2017	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Cash from (used in):
Operating activities:
Net earnings (loss)	$175,237	$(139,039)	$199,391
Items not involving cash:
Depreciation and amortization	199,938	216,098	204,862
Share-based compensation (note 15)	17,526	6,378	4,528
Amortization of deferred financing fees	11,899	14,181	11,685
Amounts reclassified from other comprehensive loss to interest expense (note 19(c))	1,927	3,407	3,319
Unrealized change in fair value of financial instruments	(44,060)	(53,998)	(53,252)
Equity income on investment (note 8)	(5,835)	(188)	(5,107)
Refinancing expenses and recoveries	—	1,677	5,148
Operating leases (note 12)	(22,589)	(19,003)	(9,795)
Vessel impairments	—	285,195	—
Expenses related to customer bankruptcy	—	18,883	—
(Gain) loss on disposals	(13,604)	31,876	—
Other income	—	—	(6,600)
Other	6,690	34	7,759
Changes in assets and liabilities:
Accounts receivable	16,584	(21,711)	(323)
Lease receivable	8,141	17,783	21,170
Prepaid expenses	(11,223)	2,108	(15,960)
Other assets and deferred charges	(4,198)	(17,468)	(31,011)
Accounts payable and accrued liabilities	2,270	(8,693)	10,143
Deferred revenue	(7,377)	4,778	(10,085)
Fair value of financial instruments	(8,107)	(31,211)	—
Cash from operating activities	323,219	311,087	335,872
Financing activities:
Preferred shares issued, net of issuance costs (note 13(b))	2,690	541,694	—
Common shares issued, net of issuance costs (note 13(a))	118,966	95,978	—
Draws on credit facilities	—	220,485	534,325
Senior unsecured notes issued (note 10(c))	80,000	—	—
Repayment of credit facilities	(455,005)	(704,291)	(607,174)
Draws on long-term obligations under capital lease	176,254	180,750	150,000
Repayment of long-term obligations under capital lease	(26,198)	(24,733)	(21,691)
Common shares repurchased, including related expenses	—	(8,269)	(13,885)
Preferred shares redeemed, including related expenses	—	(333,074)	—
Preferred shares repurchased, including related expenses	—	—	(12,303)
Senior unsecured notes repurchased, including related expenses	(7,075)	—	—
Financing fees	(8,226)	(12,992)	(17,399)
Dividends on common shares	(61,830)	(148,556)	(105,691)
Dividends on preferred shares	(64,416)	(54,085)	(53,655)
Proceeds from sale-leaseback of vessels	90,753	354,000	542,000
Cash from (used in) financing activities	(154,087)	106,907	394,527
Investing activities:
Expenditures for vessels	(338,518)	(343,552)	(712,663)
Short-term investments	307	3,004	(2,203)
Net proceeds from vessel disposals	37,091	12,078	—
Proceeds from sale of leased vessels	—	20,000	—
Restricted cash	(1)	(201)	—
Loans to affiliate (note 4)	(2,677)	(18,096)	(201,865)
Repayment of loans to affiliate (note 4)	22,325	67,831	200,680
Other assets	(2,384)	(6,677)	(583)
Cash used in investing activities	(283,857)	(265,613)	(716,634)
Increase (decrease) in cash and cash equivalents	(114,725)	152,381	13,765
Cash and cash equivalents, beginning of year	367,901	215,520	201,755
Cash and cash equivalents, end of year	$253,176	$367,901	$215,520

Supplemental cash flow information (note 16(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

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

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease arrangements and are presented as a direct deduction from the related debt liability. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on capital leases is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term. Amortization of deferred financing fees are recorded as interest expense.

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

The Company has granted restricted shares, phantom share units, performance share units, stock appreciation rights (“SARs”) and restricted stock units to certain of its officers, members of management and directors as compensation. Compensation cost is measured at their grant date fair values.  Under this method, restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares on the date of the grant. SARs and performance share units are measured at fair value using the Monte Carlo model and the fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.

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

Years ended December 31, 2017, 2016 and 2015

(p)	Comparative information:

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

(q)	Recent accounting pronouncements:

In August 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2017-12, or ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”.   ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and requires companies to present all of the elements of hedge accounting that affect earnings in the same income statement line as the hedged item.  The new standard also permits hedge accounting for strategies for which hedge accounting is not permitted today and includes new alternatives for measuring the hedged item for fair value hedges of interest rate risk.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment.  The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

ASU 2014-09 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer (ii) identify the performance obligations in the contract (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur (iv) allocate the transaction price to the respective performance obligations in the contract and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

ASU 2014-09 is effective for the Company on January 1, 2018. Entities can use either a full retrospective or modified retrospective method to adopt ASU 2014-09. Under the full retrospective method, all periods presented will be restated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to 2016 will be recorded to retained earnings as of January 1, 2016. Under the modified retrospective approach, the new guidance will be applied to the most current period presented in the financial statements and prior periods will not be restated. Instead, an entity will recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of January 1, 2018. Under the modified retrospective method, an entity may also elect to apply the standard to either (i) all contracts as of January 1, 2018 or (ii) only to contracts that are not completed as of January 1, 2018. The Company has elected to adopt ASU 2014-09 using the modified retrospective method and apply the new standard only to contracts not completed as of January 1, 2018.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under current accounting standards, service revenue is recognized when the amounts are fixed or determinable, services have been rendered and collectability is reasonably assured.  Under ASU 2014-09, recognition of such service revenue will occur when the services are provided and the performance obligations are satisfied.  The Company has evaluated the service revenue under ASU 2014-09 and has determined that the amounts recognized and the pattern of recognition would be substantially the same as the existing revenue standard. Therefore, adoption of ASU 2014-09 is not expected to result in an adjustment to retained earnings on January 1, 2018, however additional disclosure will be required to separately disclose the lease and non-lease revenue.

ASU 2014-09 also includes guidance on the recognition of gains and losses arising from the derecognition of non-financial assets in a transaction with non-customers.  The Company’s ordinary output activities consist primarily of chartering its vessels to customers, not the sales of vessels.  Therefore, sales of vessels qualify as contracts with non-customers under ASU 2014-09.  The existing standards focus on whether the seller retains substantial risks or rewards of ownership as a result of its continuing involvement with the vessel sale.  The derecognition model is based on the transfer of control.  If a vessel sale contract includes ongoing involvement by the seller with the vessel, the seller must evaluate each promised good or service under the contract to determine whether it represents a separate performance obligation, constitutes a guarantee or prevents the transfer of control.  If a good or service is considered a separate performance obligation, an allocated portion of the transaction price should be recognized as revenue as the entity transfers the related good or service to the buyer.  The amount and timing of recognition of a gain or loss on vessel sale may differ under ASU 2014-09.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease.

If the proposed practical expedient mentioned above is adopted and elected, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. However, without the proposed practical expedient, it is expected that time charter revenue and service revenue will be separated into lease and non-lease components, respectively, resulting in time charter revenue being accounted for under ASU 2016-02 and service revenue being accounted for under the new revenue recognition standard as discussed above.

.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

3.	Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries:

In June 2016, the Company acquired 100 percent of each of two Greater China Intermodal Investments LLC subsidiaries (“the GCI Subsidiaries”).  Through the acquisition of the GCI Subsidiaries, the Company acquired two newbuilding 11000 TEU vessels scheduled for delivery in 2017 and their associated 17-year bareboat charters with MSC Mediterranean Shipping Company S.A. (“MSC”) that will commence upon the delivery of the respective vessel.  The Company assumed a total of approximately $88,100,000 in remaining instalments under the shipbuilding contracts for these vessels.

The aggregate purchase price was $107,500,000, which was settled by a reduction of the Company’s demand loan with Greater China Intermodal Investments LLC (“GCI”), its equity investee, and was allocated to the assets acquired as follows:

Vessels under construction	$90,802
Other assets (bareboat charters)	12,798
Accounts receivable	3,900
Assets acquired	$107,500

4.	Related party transactions:
(a)	At December 31, 2017, the Company had $36,100,000 (2016 – $62,414,000) due from GCI recorded as loans to affiliate. This amount includes the following:
•

The Company had $36,100,000 (2016 – $57,266,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days’ notice.

•	There was no outstanding interest receivable on these amounts (2016 – $5,148,000).

At December 31, 2017, the Company had no amounts (2016 – $6,385,000) due from GCI included in accounts receivable and $1,385,500 (2016 – $2,780,000) due to GCI included in accounts payable and accrued liabilities.

At December 31, 2017, the Company had $318,500 (2016 – $655,000) due from other related parties included in accounts receivable and no amounts (2016 – $1,395,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	2017	2016	2015
Fees paid:
Arrangement fees	$1,872	$7,598	$8,627
Transaction fees	2,262	6,317	9,506
Income earned:
Interest income	2,677	7,513	10,614
Management fees	4,447	4,266	3,154
Supervision fees	1,300	7,800	1,950

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors (and a former director) or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by a former director in connection with services associated with debt or lease financings and were generally recorded as deferred financing fees and

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

amortized over the term of the related debt or lease. The former director resigned from the board of directors in April 2017 and the agreement governing the arrangement fees was terminated.  Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017.  In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

Transaction fees were paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels. In April 2017, the chief executive officer’s employment agreement was amended to eliminate transaction fees on future newbuild contracts and purchase or sale contracts entered into after April 9, 2017.

Arrangement fees and transaction fees were generally paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares.  In April 2017, it was agreed that all transaction fees will be paid 100% in the Company’s common shares

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

5.	Gross investment in lease:

	2017	2016
Gross investment in lease	$723,374	$—
Current portion	(35,478)	—
	$687,896	$—

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase the vessels for $32,000,000 each. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

During the year ended December 31, 2017, four of the 11000 TEU vessels delivered and commenced their 17-year bareboat charters.

6.	Vessels:

December 31, 2017	Cost	Accumulated depreciation	Net book value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

December 31, 2016	Cost	Accumulated depreciation	Net book value
Vessels	$6,126,220	$1,548,553	$4,577,667
Vessels under construction	306,182	—	306,182
Vessels	$6,432,402	$1,548,553	$4,883,849

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

During the year ended December 31, 2017, the Company capitalized interest costs of $9,757,000 (2016 – $8,161,000; 2015 – $5,361,000) to vessels under construction.

In 2017, the Company sold the Seaspan Alps, Seaspan Kenya, Seaspan Mourne and Seaspan Grouse, each a 4250 TEU vessel, for net sale proceeds of $37,100,000 resulting in a gain on disposition of $13,604,000.

In 2016, the Company sold the Seaspan Excellence and Seaspan Efficiency, each a 4600 TEU vessel for net sale proceeds of $12,078,000 resulting in a loss on disposition of $31,876,000.

The Company performed an impairment test of its vessels as of December 31, 2017. As of December 31, 2017, the Company concluded that there were circumstances which could be considered indicators that the carrying amount of its vessels may not be recoverable. Although current short-term charter rates and vessel market value for its smaller vessels, which are at the highest risk of impairment among its fleet, have generally shown improvement during 2017, time charter rates and vessel market values have remained volatile during 2017 and have not stabilized in any meaningful manner. The Company believes the continued instability in the market during 2017 to be an indicator of possible impairment. As a result, the Company performed an impairment test of its vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

As of December 31, 2016, the Company recorded non-cash vessel impairments of $285,195,000 for 16 vessels held for use, including four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

No impairment was recorded as of December 31, 2017.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2015	$42,774	$14,525	$57,299
Costs incurred	19,119	6,305	25,424
Amortization expensed (1)	(12,856)	(1,768)	(14,624)
December 31, 2016	$49,037	$19,062	$68,099
Costs incurred	8,708	2,554	11,262
Amortization expensed (1)	(15,209)	(2,132)	(17,341)
December 31, 2017	$42,536	$19,484	$62,020

(1)

Amortization of dry-docking costs is included in depreciation and amortization.  Amortization of financing fees is included in interest expense and amortization of deferred financing fees, unless it qualifies for capitalization.

8.	Other assets:
	2017	2016
Equity investment in affiliate (1)	$60,683	$48,182
Intangible assets	27,486	29,812
Restricted cash	14,060	14,059
Capital assets	3,268	1,615
Other	28,787	26,783
Other assets	$134,284	$120,451

(1)

In March 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau.  The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which ended March 31, 2016.  The Company accounts for its 10.8% (2016 – 10.8%) investment in GCI using the equity method. The investment of $60,683,000 (2016 - $48,182,000) is comprised of the Company’s capital contribution of $51,406,000 (2016 – $44,740,000) and its cumulative equity income on investment of $9,277,000 (2016 – $3,442,000).

9.	Deferred revenue:

	2017	2016
Deferred revenue on time charters	$26,907	$26,879
Deferred interest on lease receivable	355,451	—
Other deferred revenue	1,690	2,828
Deferred revenue	384,048	29,707
Current portion	(55,367)	(28,179)
Deferred revenue	$328,681	$1,528

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

10.	Long-term debt:

	2017	2016
Long-term debt:
Revolving credit facilities (a)	$854,121	$958,304
Term loan credit facilities (b)	1,196,016	1,600,085
Senior unsecured notes (c)	417,925	345,000
Deferred financing fees	(17,429)	(18,875)
Long-term debt	2,450,633	2,884,514
Current portion	(257,800)	(314,817)
Long-term debt	$2,192,833	$2,569,697

(a)	Revolving credit facilities:

As of December 31, 2017, the Company had three long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $974,132,000 (2016 – $1,118,315,000), of which $120,000,000 (2016 – $160,011,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

In April 2017, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $120,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin. At December 31, 2017, no amounts had been drawn under this facility.

The Revolvers mature between April 2018 and December 2023.

Based on the Revolvers outstanding at December 31, 2017, the minimum repayments for the balances outstanding are as follows:

2018	$65,923
2019	197,320
2020	53,281
2021	56,416
2022	422,941
Thereafter	58,240
$854,121

Interest is calculated as one month LIBOR plus a margin per annum. At December 31, 2017, the one month LIBOR was 1.5% (2016 – 0.8%) and the margins ranged between 0.5% and 1.4% (2016 – 0.5% and 1.3%). The weighted average rate of interest, including the margin, was 2.2% at December 31, 2017 (2016 – 1.4%). Interest payments are made monthly.

The Company is subject to commitment fees ranging between 0.2% and 0.4% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership for the secured facilities.  For one of our Revolvers, with a principal outstanding of $58,240,000, payment is due in full at maturity.

(b)	Term loan credit facilities:

As of December 31, 2017, the Company had 12 Term Loans available, which provided for aggregate borrowings of up to $1,301,616,000 (2016 – $1,600,085,000), of which $105,600,000 is undrawn (2016 – nil). One of the Term Loans has a revolving loan component that has been included in the Revolvers.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

The Term Loans mature between December 2018 and January 2030.

Based on the Term Loans outstanding at December 31, 2017, the minimum repayments for the balances outstanding are as follows:

2018	$193,253
2019	101,205
2020	176,254
2021	244,836
2022	77,936
Thereafter	402,532
$1,196,016

For certain of our Term Loans with a total principal outstanding of $1,117,730,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2017, the one month, three month and six month LIBOR was 1.6%, 1.5% and 1.5%, respectively (2016 – 0.8%, 1.0% and 1.2%, respectively) and the margins ranged between 0.4% and 4.8% (2016 – 0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $78,288,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.6% at December 31, 2017 (2016 – 3.2%). Interest payments are made in monthly, quarterly or semi-annual payments.

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For one of our Term Loans with a total principal outstanding of $29,200,000, payment is due on the third anniversary of the drawdown date.

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, the Company prepaid $7,700,000 of the loan balance in September 2017.

For another one of the Company’s term loan credit facilities, the Company entered into a supplement to the loan agreement with the lender for the third vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable. The Company is currently in discussions with the lender to amend the waiver.

(c)	Senior unsecured notes:

During 2014, the Company issued in a public offering, 13,800,000 senior unsecured notes due 2019 at a price of $25.00 per note for gross proceeds of $345,000,000 (the “2019 Notes”). The 2019 Notes will mature on April 30, 2019 and bear interest at a rate of 6.375% per annum payable quarterly. During 2017, the Company repurchased 282,985 of the 2019 Notes for $7,075,000.

On October 10, 2017, the Company issued, in a public offering, 3,200,000 senior unsecured notes due 2027 at a price of $25.00 per note for gross proceeds of $80,000,000 (the “2027 Notes”). The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per annum, payable quarterly.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

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

Each credit facility contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2017.

11.	Long-term obligations under capital lease:

	2017	2016
Long-term obligations under capital lease	$648,840	$498,784
Deferred financing fees	(9,912)	(11,565)
Long-term obligations under capital lease	638,928	487,219
Current portion	(43,912)	(27,824)
Long-term obligations under capital lease	$595,016	$459,395

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

In certain of the arrangements, the lessors are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins or is required to purchase the vessels from the lessor at the end of the lease term. As a result, the Company is considered to be the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes.  The terms of the leases are as follows:

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

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

(iii)

In May 2016, the Company entered into arrangements with an Asian-based leasing company to provide $420,750,000 of financing for five 11000 TEU newbuilding vessels.  Under the arrangement, the Company will receive pre-delivery financing and at delivery will sell and lease the vessels back over a 17 year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The Company is subject to 0.8% commitment fees calculated on the undrawn amounts. The lease financing bears interest at LIBOR plus a margin.

(iv)  In March 2015, the Company entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150,000,000.  Under the arrangements, the Company sold the vessels and is leasing the vessels back over a five year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.

The weighted average rate of interest, including the margin, was 4.8% at December 31, 2017 (2016 – 4.5%).

As of December 31, 2017, the carrying value of the five vessels and one vessel under construction funded under these facilities was $602,695,000 (2016 – for five vessels and five vessels under construction $761,291,000).

Based on maximum amounts funded, payments due to the lessors for all ten vessels would be as follows:

2018	$55,860
2019	59,485
2020	147,930
2021	43,881
2022	44,337
Thereafter	334,697
686,190
Less amounts representing interest	(37,350)
$648,840

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

12.	Other long-term liabilities:

	2017	2016
Deferred gain on sale-leasebacks (a)	$203,737	$194,322
Other	19,284	21,897
Other long-term liabilities	223,021	216,219
Current portion	(23,635)	(21,115)
Other long-term liabilities	$199,386	$195,104

(a)	Deferred gain on sale-leasebacks:

In May 2017, the Company entered into a sale-leaseback transaction with Asian special purpose companies, or SPCs, for one 14000 TEU vessel, the YM Wind, for gross proceeds of $144,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price. The sale of this vessel resulted in a deferred gain totaling approximately $31,611,000 which is being recorded as a reduction of the related operating lease expense over the 12 year lease term.

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

The sale of these three vessels in 2016 resulted in a deferred gain totaling approximately $50,921,000 which is being recorded as a reduction of the related operating lease expense over the 11 or 12 year lease term.

13.	Share capital:
(a)	Common shares:

In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. As at December 31, 2017, there are no Class B or Class C common shares outstanding (2016 – nil).

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. At September 30, 2017, the Company had issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $74,953,000. The ATM offering completed the authorized issuances under the equity distribution agreement.

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to an aggregate of $100,000,000. In November and December 2017, the Company issued a total of 6,750,000 Class A common shares under the ATM offerings for gross proceeds of $40,395,000.

(b)	Preferred shares:

As at December 31, 2017, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	December 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2017	2016
A	315,000	—	—	—	$—	$—
B	260,000	—	—	—	—	—
C	40,000,000	—	—	—	—	—
D	20,000,000	5,030,864	7.95%	January 30, 2018(1)	125,772	124,526
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135,398	134,265
F	20,000,000	5,600,000	6.95%	Note (2)	140,000	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195,020	195,000
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225,628	225,000
R	1,000,000	—	—	—	—	—

(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(2)

The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The dividend rate was initially set at 6.95%, and increased to 10.5% on January 1, 2018 as the Company did not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%

Preferred share repurchase plans

In June 2017, the Company entered into a preferred share repurchase plan for up to $10,000,000 of its Series D, E, G and H preferred shares, which expired in December 2017. The Company did not make any repurchases during the year ended December 31, 2017.

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

Years ended December 31, 2017, 2016 and 2015

During the year ended December 31, 2015, the Company also repurchased 40,000 of its 9.5% Series C preferred shares at $25.50 per share for a total of approximately $1,020,000 in the open market.

At-the-market offering of preferred shares

In November 2016, the Company entered into an equity distribution agreement with a sales agent under which the Company may, from time to time, issue Series D, Series E, Series G and Series H preferred shares in one or more ATM offerings up to an aggregate of $150,000,000 in gross sales proceeds.

During the year ended December 31, 2017, the Company issued an aggregate of 121,077 of its Series D, E, G, and H preferred shares in a follow-on public offering for gross proceeds of $2,957,000.

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2017.

14.	Earnings per share:
(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series F preferred shares for those periods prior to the conversion of the shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

	Earnings	Shares	Per share
For the year ended December 31, 2017	(numerator)	(denominator)	amount
Net earnings	$175,237
Less preferred share dividends:
Series D	(9,925)
Series E	(11,100)
Series F	(9,730)
Series G	(15,990)
Series H	(17,731)
Basic EPS:
Earnings attributable to common shareholders	$110,761	117,524,000	$0.94
Effect of dilutive securities:
Share-based compensation	—	81,400
Diluted EPS:
Earnings attributable to common shareholders(1)	$110,761	117,605,400	$0.94

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	Earnings	Shares	Per share
For the year ended December 31, 2016	(numerator)	(denominator)	amount
Net loss	$(139,039)
Less preferred share dividends:
Series C	(14,420)
Series D	(9,900)
Series E	(11,077)
Series F	(6,055)
Series G	(7,404)
Series H	(6,841)
Basic EPS:
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)
Effect of dilutive securities:
Share-based compensation	—	—
Diluted EPS(1):
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)

	Earnings	Shares	Per share
For the year ended December 31, 2015	(numerator)	(denominator)	amount
Net earnings	$199,391
Less preferred share dividends:
Series C	(33,537)
Series D	(10,086)
Series E	(11,121)
Series C preferred share repurchases	(100)
Basic EPS:
Earnings attributable to common shareholders	$144,547	99,217,000	$1.46
Effect of dilutive securities:
Share-based compensation	—	61,000
Diluted EPS:
Earnings attributable to common shareholders	$144,547	99,278,000	$1.46

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS if their effects are anti-dilutive for the year.

15.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000. The Plan was also amended to an indefinite term from the date of its adoption. In December 2017, the Plan was further amended to increase the total shares of common stock reserved for issuance under the Plan to 5,000,000. At December 31, 2017, there are 2,952,896 (2016 – 1,253,635) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of December 31, 2017 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV
December 31, 2014	43,936	$22.57	707,000	$14.77	5,879,416	$2.30	35,076	$23.03
Granted	51,368	18.39	100,000	18.24	—	—	38,142	20.21
Vested	(45,924)	22.39	—	—	—	—	(35,195)	22.01
Exchanged	—	—	(110,000)	16.21	—	—	—	—
Cancelled	(4,433)	18.39	(49,999)	19.66	(2,605)	3.65	(5,195)	21.86
December 31, 2015	44,947	18.39	647,001	14.73	5,876,811	2.30	32,828	21.03
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57
Vested	(44,947)	18.39	—	—	—	—	(37,374)	18.56
Exchanged	—	—	(70,000)	19.91	—	—	—	—
Expired	—	—	—	—	(3,438,614)	2.26	—	—
Cancelled	—	—	—	—	—	—	(299)	20.21
December 31, 2016	56,861	15.48	637,001	14.55	2,438,197	2.29	523,387	16.71
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93
Vested	(56,861)	15.48	—	—	—	—	(537,216)	16.16
Expired	—	—	—	—	(1,929,260)	2.00	—	—
Cancelled	(12,737)	9.53	—	—	(22,963)	3.40	(3,280)	9.16
December 31, 2017	94,533	$8.89	727,001	$13.60	485,974	$3.40	71,184	$7.80

At December 31, 2017, there was $4,178,000 (2016 – $14,527,000) of total unamortized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 19 months.

In July 2017, the chief executive officer’s (the “CEO”) employment agreement was amended in connection with his announced retirement to provide, among other things, that (i) the CEO will continue with the Company until December 31, 2017, (ii) any remaining transaction fees for transactions entered in to prior to April 9, 2017 will be paid solely in Class A common shares, (iii) upon the CEO’s retirement on December 31, 2017, the unvested portion of restricted stock units granted in May 2016 fully vested and the Company agreed to issue to the CEO 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016. Gerry Wang retired as CEO and Director of the Company effective November 3, 2017, but remained an employee until December 31, 2017.

During the year ended December 31, 2017, the Company amortized $10,400,000 (2016 – $6,228,000; 2015 – $3,928,000) in compensation cost related to the above share-based compensation awards.

In July 2017, 1,000,000 fully vested Class A common shares were granted to the Company’s chairman of the board (the “Chairman”). In addition, in August 2017, the Chairman purchased 1,000,000 Class A common shares for $6.00 per share. As a result of these transactions, the Company recognized $6,920,000 in share-based compensation expense for the year ended December 31, 2017.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.  During 2017, the total fair value of restricted shares vested was $880,000 (2016 – $827,000; 2015 – $1,028,000) and the total fair value of shares cancelled was $121,000 (2016 – nil; 2015 – $82,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2017, 587,001 (2016 – 537,001) of the outstanding phantom share units were vested and available for exchange by the holder.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

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

In May 2016, 479,714 restricted stock units were granted to the Company’s chief executive officer. In December 2017, the unvested portion of restricted stock units granted in May 2016 fully vested.

(c)	Performance stock units:

In May 2016, 786,147 performance stock units were granted to the Company’s chief executive officer.  The weighted average grant date fair value was $10.23 per unit. Upon the CEO’s retirement the Company agreed to issue him 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016. These shares were issued in January 2018.

(d)	Other share-based awards:

During 2017, the Company incurred $2,262,000 (2016 – $6,317,000; 2015 – $9,506,000) in transaction fees that were capitalized to vessels of which $2,231,000 (2016 – $3,159,000; 2015 – $4,753,000) were paid in Class A common shares.

During 2017, the Company incurred $1,872,000 (2016 – $7,598,000; 2015 – $8,627,000) in arrangement fees that were primarily capitalized to deferred financing fees all of which (2016 – $3,799,000; 2015 – $4,314,000) were paid in Class A common shares. In April 2017, the agreement governing the arrangement fees was terminated. Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017. The Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

The Company amortized nil (2016 – $600,000; 2015 – $600,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

16.	Other information:
(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2017	2016
Due to related parties (note 4)	$1,386	$4,175
Accrued interest	14,614	16,270
Accounts payable and other accrued liabilities	47,220	41,712
	$63,220	$62,157

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(b)	Supplemental cash flow information:

	2017	2016	2015
Interest paid on debt	$111,180	$109,272	$97,724
Interest received	6,829	8,041	10,853
Undrawn credit facility fee paid	2,444	2,856	2,865
Non-cash transactions:
Dividend reinvestment	21,785	4,359	38,862
Arrangement and transaction fees (note 15)	4,199	6,393	9,191
Acquisition of time charters through novation from GCI (note 4(c))	—	16,200	—
Recognition of fair value of bareboat charters (note 4(c))	—	16,200	—
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	107,500	—
Capital contribution through settlement of loans to affiliate	6,667	—	19,444
Long-term debt for vessels under construction	—	—	77,625
Offset of swaption against swap liability termination	10,852	—	—
Repayment of debt from sale-leaseback transaction proceeds	53,247	—	—

17.	Commitments and contingent obligations:
(a)	As of December 31, 2017, the minimum future revenues to be received on committed time charter party agreements and interest income from direct financing leases are approximately:

2018	$820,024
2019	786,370
2020	746,188
2021	659,759
2022	546,401
Thereafter	917,854
$4,476,596

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2017, based on the contractual delivery dates, the Company has outstanding commitments of $140,600,000 in 2018 for installment payments for vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(c)

As of December 31, 2017, the commitment under operating leases for vessels is $1,391,024,000 for 2018 to 2029 and office space is $10,079,000 for 2017 to 2024.  Total commitments under these leases are as follows:

2018	$150,787
2019	151,222
2020	151,453
2021	151,946
2022	146,920
Thereafter	648,775
$1,401,103

18.	Concentrations:

The Company’s revenue is derived from the following customers:

	2017	2016	2015
COSCON(1)	$304,457	$301,655	$298,658
Yang Ming	141,518	121,576	51,899
MOL	123,333	117,891	105,676
CSCL Asia(1)	83,223	123,151	125,900
K-Line	76,335	75,862	74,542
Hapag-Lloyd	26,770	69,661	98,811
Other	75,688	68,109	63,538
	$831,324	$877,905	$819,024

(1)	While the Company continues to charter the vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

19.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.  As of December 31, 2017, the fair value of the Company’s Revolving and Term loan credit facilities, excluding deferred financing fees, is $1,940,215,000 (2016 – $2,418,586,000) and the carrying value is $2,050,137,000 (2016 – $2,558,389,000).  As of December 31, 2017, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $653,007,000 (2016 – $498,357,000) and the carrying value is $648,840,000 (2016 – $498,784,000). The fair value of the Revolving credit facilities, Term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company.  Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of December 31, 2017, the fair value of the Company’s senior unsecured notes is $423,184,000 (2016 – $347,898,000) and the carrying value is $417,925,000 (2016 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

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

In 2016 the Company’s vessels held for use with a carrying amount of $619,521,000 were written down to their fair value of $334,326,000 resulting in a non-cash impairment charge of $285,195,000 which was included in earnings for the year ended December 31, 2016.  The estimated fair value, measured on a non-recurring basis, of the Company’s vessels held for use is calculated based on discounted cash flows using inputs, other than quoted prices in active markets, that are observable either directly or indirectly.  Therefore the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt.  Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied are recognized in earnings when and where the related interest is recognized in earnings.  If interest rates remain at their current levels, the Company expects that $38,721,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2017.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

As of December 31, 2017, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2017	Maximum notional amount(1)	Effective date	Ending date
5.8700%	$594,069	$594,069	August 31, 2017	November 28, 2025	(2)
5.4200%	390,011	390,011	September 6, 2007	May 31, 2024
5.6000%	135,200	135,200	June 23, 2010	December 23, 2021	(3)
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008

In March, 2017, the Company offset an asset of $11,300,000 resulting from the restructuring of two swaption agreements in 2016 against the early termination of the 5.26% swap.

During the year ended December 31, 2017, the Company paid $8,107,000 (2016 - $31,211,000) related to swap terminations.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements — (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(c)	Fair value of asset and liability derivatives:
	2017	2016
Fair value of financial instruments asset	$—	$11,338
Fair value of financial instruments liability	168,860	230,764

There are no amounts subject to the master netting arrangements in 2017 and 2016.

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2017	2016	2015
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(12,631)	$(29,118)	$(54,576)
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(1,927)	$(3,407)	$(3,319)
Depreciation and amortization	(932)	(966)	(1,078)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $1,433,000.

20.	Subsequent events:
(a)	On January 4, 2018 the Company accepted delivery of the MSC Yashi B, an 11000 TEU vessel, which commenced a 17-year fixed-rate bareboat charter with MSC.
(b)

On January 9, 2018, the Company declared a quarterly dividend of $0.496875,  $0.515625, $0.505868, $0.5125 and $0.492188 per Series D, Series  E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $16,565,000. The dividends were paid on January 30, 2018 to all shareholders of record on January 29, 2018.

(c)

On January 9, 2018, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on January 30, 2018, to all shareholders of record on January 22, 2018. Of the $16,490,000 distribution, $9,326,000 was paid in cash and $7,164,000 was re-invested through the DRIP.

(d)

On February 14, 2018, the Company issued to affiliates of Fairfax Financial Holdings Limited, in a private placement for an aggregate purchase price of $250,000,000, an aggregate principal amount of the Company’s 5.50% interest bearing, debentures due 2025 and 38,461,359 warrants, each exercisable into one share of the Company’s Class A common stock at an exercise price of $6.50 per share.

(e)	In February 2018, the Company purchased two 2500 TEU vessels and entered into fixed-rate charters with Maersk.
(f)	In February 2018, the Company cancelled its 364-day unsecured $120.0 million revolving loan facility with various banks. The Company had not drawn on this facility.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

Date: March 6, 2018	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)