Form 20-F
period 2018-12-31
Seaspan CORP
filed 2019-03-26
CIK 1332639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

(Address of Principal Executive Offices)

Ryan Courson

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

Telephone:  +852 (2540) 1686

Facsimile:  +852 (2540) 1689

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series G Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series H Preferred Shares, par value of $0.01 per share	New York Stock Exchange
Series I Preferred Shares, par value of $0.01 per share	New York Stock Exchange
6.375% Senior Unsecured Notes due 2019	New York Stock Exchange
7.125% Senior Unsecured Notes due 2027	New York Stock Exchange
5.500% Senior Notes due 2025	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

176,871,891 Class A Common Shares, par value of $0.01 per share

7,017,313 Series D Preferred Shares, par value of $0.01 per share

5,415,937 Series E Preferred Shares, par value of $0.01 per share

7,800,800 Series G Preferred Shares, par value of $0.01 per share

9,025,105 Series H Preferred Shares, par value of $0.01 per share

6,000,000 Series I Preferred Shares, par value of $0.01 per share

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

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
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

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	the values of our vessels and other factors or events that trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.

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

References to shipbuilders are as follows:

Shipbuilder	Reference
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference
Arkas Line	Arkas
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Hyundai Merchant Marine Co., Ltd., Seoul	HMM
Kawasaki Kisen Kaisha Ltd.(1)	K-Line
Korea Marine Transport Co., Ltd.	KMTC
Maersk Line A/S(2)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(1)	MOL
Ocean Network Express Pte. Ltd. (1)	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.
(2)	A subsidiary of A.P. Moeller Maersk A/S.

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

Dry-docking. The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, which must be a “special survey.”

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

A.     Selected Financial Data

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

	Year Ended December 31,
	2018	2017	2016	2015	2014
Statements of operations data (in thousands of USD):
Revenue	$1,096,331	$831,324	$877,905	$819,024	$717,170
Operating expenses:
Ship operating	219,270	183,916	192,327	193,836	166,097
Cost of services, supervision fees	—	1,300	7,390	1,950	—
Depreciation and amortization	245,801	199,938	216,098	204,862	181,527
General and administrative	31,565	40,091	32,118	27,338	30,462
Operating leases	129,747	115,544	85,910	40,270	9,544
Loss (gain) on disposals	—	(13,604)	31,876	—	—
Expenses related to customer bankruptcy	—	1,013	19,732	—	—
Vessel impairments	—	—	285,195	—	—
Operating earnings	469,948	303,126	7,259	350,768	329,540
Other expenses (income):
Interest expense and amortization of deferred financing fees	212,065	116,389	119,882	108,693	98,501
Interest income	(4,197)	(4,558)	(8,455)	(11,026)	(10,653)
Refinancing expenses	—	—	1,962	5,770	70
Acquisition related gain on contract settlement	(2,430)	—	—	—	—
Change in fair value of financial instruments(1)	(15,490)	12,631	29,118	54,576	105,694
Equity income on investment	(1,216)	(5,835)	(188)	(5,107)	(256)
Other expense (income)(2)	2,418	9,262	3,979	(1,529)	4,937
Net earnings (loss)	$278,798	$175,237	$(139,039)	$199,391	$131,247
Common shares outstanding:	176,835,837	131,664,101	105,722,646	98,622,160	96,662,928
Per share data (in USD):
Basic earnings (loss) per Class A common share	$1.34	$0.94	$(1.89)	$1.46	$0.80
Diluted earnings (loss) per Class A common share	1.31	0.94	(1.89)	1.46	0.79
Dividends paid per Class A common share	0.50	0.75	1.50	1.47	1.35
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$483,851	$323,219	$311,087	$335,872	$342,959
Financing activities	206,354	(154,087)	106,907	394,527	73,621
Investing activities(3)	(586,045)	(283,856)	(265,412)	(716,634)	(751,205)

	Year Ended December 31,
	2018	2017	2016	2015	2014
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$357,327	$253,176	$367,901	$215,520	$201,755
Current assets	453,840	381,405	510,109	540,163	516,926
Vessels(4)	5,926,274	4,537,216	4,883,849	5,278,348	5,095,723
Gross investment in lease	817,631	687,896	—	—	37,783
Goodwill	75,321	75,321	75,321	75,321	75,321
Other assets(5)	204,931	196,304	188,550	146,355	131,963
Fair value of financial instruments, short-term and long-term asset	113	—	11,338	33,632	37,677
Total assets	7,477,997	5,878,142	5,657,829	6,073,819	5,857,344
Current liabilities	929,394	443,934	484,844	423,801	415,795
Long-term deferred revenue	376,884	328,681	1,528	2,730	7,343
Long-term debt	2,764,900	2,192,833	2,569,697	3,072,058	3,052,941
Long-term obligations under capital lease	591,372	595,016	459,395	314,078	196,136
Fair value of financial instruments, long-term liability	127,172	168,860	200,012	336,886	387,938
Total shareholders’ equity	2,459,979	1,949,432	1,747,249	1,776,183	1,745,224
Other data:
Number of vessels in operation at year end	112	89	87	85	77
TEU capacity at year end	905,900	665,900	620,650	578,300	474,300
Fleet utilization(6)	97.8%	95.7%	96.0%	98.5%	99.0%

(1)

All of our derivative instruments, including interest rate swap agreements, swaption agreements and put instruments are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year; as a result, other expenses (income) includes undrawn credit facility fees.
(3)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash (“ASU 2016-18”), restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities increased by $60,000,000 (December 31, 2014), decreased by nil (December 31, 2015), decreased by $201,000 (December 31, 2016), and decreased by $1,000 (December 31, 2017) from the amounts previously presented.

(4)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(5)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year; as a result, other assets includes deferred charges.
(6)	Fleet utilization is based on the number of operating days divided by the number of ownership days during the year.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our shares or our 6.375% senior unsecured notes due 2019 (the “2019 Notes”), our 7.125% senior unsecured notes due 2027 (the “2027 Notes”), our 5.50% senior notes due 2025 (the “2025 Notes”) and our 5.50% senior notes due 2026 (the “2026 Notes”) or collectively our “Notes”.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to pay interest and principal on our Notes, ability to redeem our preferred shares, or the trading price of our shares or Notes.

Risk Related to Macroeconomic Conditions and Our Industry Which May Impact Our Company

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the vast majority of our revenue.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in the recent past. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. A reduction in cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities, the limited or lack of availability of debt or equity financing, or a combination of such events, may reduce the ability of our customers to make charter payments to us. Any significant financial and economic disruption, or any other negative developments affecting our customers, or other third parties with which we do business, generally or specifically (such as the bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs or incurring losses) could harm our business, results of operations and financial condition.

Similarly, shipbuilders that we engage to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under future shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this may harm our business, results of operations and financial condition.

As of March 1, 2019, newbuilding containerships with an aggregate capacity of 2.7 million TEUs, representing approximately 12.2% of the total worldwide containership fleet capacity as of that date, were under construction, and the global containership fleet is expected to grow based on various estimates. Global fleet capacity growth exceeded containership throughput growth in 2018, if this continues, it may lead to a reduction in charter hire rates for containership vessels.  If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all.

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

Our operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In 2016, the United Kingdom resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners.  In the United States, the current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners.  For example, on January 23, 2017, the President of the United States signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. On June 1, 2018, the U.S. Government began imposing tariffs on steel and aluminum imports. In response to these tariffs, several major U.S. trading partners have imposed, or announced their intention to impose, tariffs on U.S. goods. On July 6, 2018, the United States and China began imposing tariffs on approximately $34 billion of each other's exports. Subsequently, the United States imposed tariffs on an additional $216 billion in Chinese goods, and China imposed tariffs on an additional $76 billion worth of U.S goods. On December 1, 2018, the United States and China agreed to a 90-day timetable to negotiate a resolution to the trade dispute. On February 24, 2019, the President of the United States announced that, considering progress in trade talks with China, the United States will delay the additional tariffs that were scheduled to begin on March 1, 2019. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. We continue to monitor the potential for any disruption and adverse revenue and/or cost impacts that may result from these actions or future geopolitical economic developments.

Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (1) the cost of goods exported from Asia Pacific, (2) the length of time required to deliver goods from the region and (3) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

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

A significant number of port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product (“GDP”), which has increased the demand for shipping. As described in the risk factor above, the President of the United States has sought to implement more protectionist trade measures to protect and enhance the U.S. domestic economy. Additionally, the European Union (the “EU”), and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant global economic downturn or increase in protectionist trade policies, both of which would likely lead to a reduction in global trade and demand for containerships. Any deterioration in the global economy may cause a decrease in worldwide demand for certain goods and shipping, and economic instability could harm our business, results of operations and financial condition.

Our growth in part, depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly in the past, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity, which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Containership values can fluctuate substantially over time due to a number of different factors, including, but not limited to:

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of March 1, 2019, 31 vessels are subject to short-term charter market rates. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

A reduction in our net assets could result in a breach of certain financial covenants applicable to our credit and lease facilities, our Notes and our preferred shares, which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of our credit facilities or our Notes. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay obligations under our Notes or dividends on our equity securities.

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

A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a long term fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In recent years, the rates in the short term or spot market have been lower than the rates we have obtained under our long-term, fixed rate charters due to oversupply. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

As a result of these changes, we may be more active in the short-term or spot market, which could involve purchasing existing ships on short term charters or without charters. This may result in additional variability in our cash flow and earnings, which could materially harm our business, results of operations and financial condition.

Future disruptions in global capital markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

We rely on the global capital markets, including the credit markets, to satisfy a significant portion our capital requirements. Significant instability or disruptions of the capital markets or deterioration of our financial position due to internal or external factors could restrict or eliminate our access to, and/or significantly increase the cost of, various financing sources, including bank credit facilities and issuance of corporate bonds. This could occur because our lenders could become unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed to in our credit facilities due to market disruption events or increased funding costs. Such instability or disruptions in the capital markets may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

Instability or disruptions of the capital markets and deterioration of our financial position, alone or in combination, could also result in a reduction in our credit rating, which could prohibit or restrict us from accessing external sources of short and long-term debt financing and/or significantly increase the associated costs.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could negatively impact our business, results of operations and financial condition.

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

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	piracy
•	marine disaster;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

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

Compliance with safety and other vessel requirements imposed by flag states may be costly and could harm our business, results of operations and financial condition.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO, International Convention for the Safety of Life at Sea (“SOLAS”).  In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-02, “Leases (Topic 842)” which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants, under their own financing arrangements, which may make them less likely to enter into time charters for our containerships and could reduce our growth opportunities. This new standard will become effective for us in fiscal years beginning after December 15, 2018. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates.”

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

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers. Also, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following a number of recent terrorist attacks in cities across the globe, there has been a heightened level of security and new security procedures could be introduced.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligation on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operation and financial condition.

We face challenges with respect to the uncertainty around “Brexit”.

In June 2016, the United Kingdom (the “U.K.”), held a referendum in which British citizens approved an exit from the European Union (the “E.U.”), which is commonly referred to as “Brexit”. The withdrawal negotiations began in 2017, and remain ongoing. The date of the U.K.’s departure from the E.U. is currently scheduled to occur on April 12, 2019, if the U.K. Parliament rejects the withdrawal agreement, and on May 22, 2019, if the U.K. Parliament approves the withdrawal agreement. The U.K.’s stated intention is to leave the E.U.'s Single Market and Customs Union.  Leaving the Single Market means that free movement of goods, services, people and capital between the U.K. and the E.U. will come to an end. In its place will likely be a trade agreement between the U.K. and E.U., which will provide for more restricted reciprocal access. Leaving the Customs Union means that the U.K. will have its own independent trade policy, but a trade border between the U.K. and the E.U. may arise for the first time in forty or so years, and with that comes the possibility of tariffs and the certainty of customs clearance requirements. The U.K. is preparing for Brexit by passing new legislation to: replace and to an extent replicate all E.U. law; to install new customs rules and procedures; to establish an independent trade policy; and to establish a new immigration policy.

Volatility in foreign currencies and interest rates is expected to continue as the United Kingdom executes its exit from the E.U. If the U.K.’s membership in the E.U. terminates without an agreement, a potential scenario known as a “hard Brexit,” there could be increased costs to shippers from re-imposition of tariffs on trade between the U.K. and E.U. and shipping delays because of the need for customs inspections and procedures and shortages of certain goods. In that event, disruptions in trade due to the imposition of tariffs and volatility in foreign currencies and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties could result in a material impact to our consolidated revenue, earnings and cash flow.

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

All of our vessels are registered and flagged in Hong Kong. The Hong Kong government could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Risk Related to Our Company

We derive our revenue from a limited number of customers, and the loss of any of our long-term charters, further increases in the number of vessels on short-term charters or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

As at December 31, 2018, we had 11 customers and the following table shows the number of vessels in our operating fleet that were chartered to such customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2018:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2018
COSCO	34	37.6%
Yang Ming Marine	16	21.5%
ONE(1)	22	14.8%
Other	40	26.1%
	112	100.0%

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability (including bankruptcy), disagreements with us, defaults on a payment or otherwise;
•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•

the customer exercises certain limited rights to terminate the charter, including (1) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (2) under some charters if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding vessel is delayed for a prolonged period of time.

The majority of our vessels are chartered under long-term charters, and customer payments are the source of nearly all of our operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies (including our existing customers) consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters.  The loss of any of these long-term charters, further increases in the number of vessels on short-term charters or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, our Notes and/or capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, our Notes, as well as capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, of approximately $931.5 million in 2019 and an additional $4.5 billion through to maturity, which extends to 2035. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

Our ability to make payments on our debt and lease arrangements will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt and lease arrangements, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. The market values of our vessels, which fluctuate with market conditions, will affect our ability to obtain financing or refinancing, as our vessels serve as collateral for secured loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

However, we may not be able to complete such refinancing on commercially reasonable terms or at all.  If we are not able to refinance outstanding amounts at interest rates and other terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our credit facilities, our Notes and capital and operating lease arrangements and our equity securities or may require us to delay certain business activities or capital expenditures or investments or cease paying dividends.  If we are not able to satisfy these obligations (whether or not refinanced) under our debt and lease arrangements with cash flow from operations, we may have to seek to restructure our debt and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all.

If we are unable to meet our debt or lease obligations, or if we otherwise default under our debt and lease arrangements, the holders of our debt or our lessors could declare all outstanding indebtedness to be immediately due and payable.  Holders of our secured debt would also have the right to proceed against the collateral granted to them that secures the indebtedness, as follows: (i) in the case of our credit facilities or capital or operating lease arrangements, the vessels securing such indebtedness; and (ii) in the case of the 2025 Notes and 2026 Notes (collectively, the “Fairfax Notes”), the equity of Greater China Intermodal LLC and its subsidiaries (“GCI”), which entity is an intermediate holding company that owns the equity of a number of our indirect vessel-owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument.

We may not be able to repurchase the Fairfax Notes upon the occurrence of a Change of Control (as defined in the indenture governing those securities) or in connection with the exercise by the holders of such securities of their right to call for early redemption

Upon the occurrence of a Change of Control (as defined in the indenture under which the Fairfax Notes were issued), we will be required to offer to purchase all of the Fairfax Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest. If a Change of Control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding Fairfax Notes tendered, and expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the occurrence of a Change of Control may result in an event of default under, or require us to purchase, our other existing or future senior indebtedness. Moreover, the exercise by the holders of their right to require us to purchase the Fairfax Notes could cause a default under our existing or future senior indebtedness, even if the occurrence of a Change of Control itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered Fairfax Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

In addition, each holder of the Fairfax Notes will have the right once a year, at its option, to require us to purchase all of the Fairfax Notes held by such holder at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest.  On September 26, 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date; and on February 20, 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date.  We may not have sufficient funds to pay the purchase price for any part of the Fairfax Notes tendered in connection with an exercise of this option, and may require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. Moreover, the exercise by the holders of their right to require us to purchase the Fairfax Notes could cause a default under our existing or future senior indebtedness, even if the exercise of that right itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered the Fairfax Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2018, we had $3.6 billion in aggregate principal amount of debt outstanding under our credit facilities and Notes, and capital lease obligations of approximately $647.7 million.  Upon adoption of Accounting Standards Update (“ASU”) 2016-12, Leases, it is expected that approximately $1.1 billion of lease liabilities related to the operating leases will be recorded.

In January 2019, we issued $250 million of our 2026 Notes in a private placement with Fairfax.

We have been actively pursuing other sources of financing, including debt financing.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, may be impaired or such financing may not be available on favorable terms, or at all;

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

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may be required to make substantial capital expenditures to complete the acquisition of businesses or assets, which may result in increased financial leverage, dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

We have increased, and intend to further grow, the size of our business over time through acquisitions. We are regularly evaluating opportunities within the containership sector, as well as in the broader maritime and industrial transportation sectors and other sectors, and the acquisition of future businesses or assets will require significant additional capital expenditures.

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

As of December 31, 2018, we had an aggregate of approximately $3.6 billion outstanding under our credit facilities and our Notes, and capital lease obligations of approximately $647.7 million. The majority of our credit facilities, capital leases and operating leases are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our ability to obtain additional financing for future acquisitions of vessels or for general corporate purposes may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing on terms satisfactory to us, if at all, could harm our business, results of operations and financial condition.

Restrictive covenants applicable to our financing and lease arrangements and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.

To borrow funds under our existing debt facilities and capital and operating lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and capital and operating lease arrangements from incurring total borrowings in an amount greater than 65% of our total assets (as defined in the applicable agreement), and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit agreements and capital and operating lease agreements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy the requirements in our credit agreements and capital and operating lease agreements, we may be unable to borrow additional funds under our credit facilities and lease agreements. If we are not in compliance with specified financial ratios or other requirements in our credit facilities, Notes or lease arrangements, we may be in breach, which could require us to repay outstanding borrowings. We may also be required to prepay amounts borrowed under our credit facilities, Notes and lease agreements if we experience a change of control. These events may result in financial penalties to us under our leases.

In addition, our financing and lease arrangements limit our ability to, among other things:

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

Our ability to pay a cash dividend on our common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments covenant included in the indenture governing the Fairfax Notes.

Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and Note holders may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants applicable to our preferred shares.  If we do not comply with the restrictions and covenants applicable to our credit facilities, capital and operating lease arrangements, our Notes or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our preferred shares will be negatively impacted.

Charter party-related defaults under certain of our secured credit facilities, capital lease facilities and our operating leases could permit the counterparties to those arrangements to accelerate our obligations and terminate such facilities or leases, which could subject us to termination penalties.

Most of our vessel financing credit facilities and capital lease facilities, as well as our operating leases, are secured by, among other things, payments from the charter parties for the applicable vessels and contain default provisions relating to non-payment. The prolonged failure of the charterer to pay in full under the charter party agreement or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitutes an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Marshall Islands, our principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

In the past we have recognized, and in the future we may be required to recognize, significant impairment charges.

We are required to review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over the asset’s remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include:

•	A significant decrease in the market price of the asset;
•	A significant adverse change in the extent or manner in which the asset is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
•

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset’s use; or

•	A current expectation that, more likely than not the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values; this volatility is, in part, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate.

The determination of the fair value of vessels depends on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. During the year ended December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels. We performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows of each vessel was expected to be greater than its carrying value and therefore took no impairment charge. At December 31, 2018, we noted that no events or conditions exist that would indicate that the carrying amount of the assets may not be recoverable. Therefore, we concluded that no impairment charge was required. The amount, if any, and timing of any impairment charges we may recognize in the future (which may be as early as 2019) will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ from period to period.  Any future impairment charges may be material and would harm our earnings and net asset values. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates—Impairment of Long-lived Assets.”

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depends significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

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

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our peers have significantly greater financial resources than we do and may be able to offer better charter rates. Some of our peers have entered into joint ventures to charter their containerships, and may be able to better satisfy customer demands. An increasing number of marine transportation companies have entered the containership sector, including many with strong brand recognition and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

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

We may be unable to attract and retain qualified, skilled crew on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Disruptions and security threats to our technology systems could negatively impact our business.

In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our fleet; tracking container contents and delivery; maintaining vessel infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.

Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Despite our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, cyber-attacks may occur that could have a material impact on our financial performance, reputation and continuous operations. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability.

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

We conducted a substantial amount of business in China or with Chinese counterparties. As of March 1, 2019, a total of 34 of the 112 vessels in our current fleet were chartered to Chinese customers and our revenues in 2018 from Chinese customers represented 37.6% of our total revenue in 2018. Many of our vessels regularly call to ports in China. Additionally, we have entered into financing arrangements with certain Chinese financial institutions.

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

Our vessels that are chartered to Chinese customers are subject to various risks as a result of uncertainties in Chinese law, including (1) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (2) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

Although our charter parties and many of our financing arrangements are governed by English law, if we are required to commence legal proceedings against a customer, a charter guarantor or a lender based in China with respect to the provisions of a time charter, a time charter guarantee or a credit agreement, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

Such charters, shipbuilding agreements and financing agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China has enacted a recent tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The recent law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels being built at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

We depend on our key personnel and changes in our management team may adversely affect our operations.

Over the last two years, we have experienced turnover or changes in our senior management. In January 2018, Bing Chen was appointed as our Chief Executive Officer (“CEO”), replacing Gerry Wang who had resigned in November 2017; in May 2018, Ryan Courson was appointed as our Chief Financial Officer (“CFO”), replacing David Spivak, who had resigned that same month; in July 2018, Tina Lai was appointed as our Chief Human Resources Officer; in August 2018, Mark Chu resigned as our General Counsel and Chief Operating Officer; in October 2018, Torsten Holst Pedersen was appointed as Executive Vice-President, Ship Management and Ted Chang was appointed as General Counsel; and in February 2019 Ted Chang stepped down as our General Counsel. While we expect to engage in an orderly transition process as we integrate newly appointed personnel, we face a variety of risks and uncertainties relating to this transition, including diversion of management attention from business concerns, failure to retain other key personnel and loss of institutional knowledge. These risks and uncertainties could result in operational and administrative inefficiencies and added costs, which could adversely impact our business and results of operations.

Our future success depends to a significant extent upon our ability to identify, hire, develop, motivate and retain key personnel, including our senior management and skilled employees. Competition for highly-qualified professionals is intense. If key employees depart, it could prevent or delay the implementation and completion of our strategic objectives, divert management’s attention to seek certain qualified replacements or adversely affect our ability to manage our business effectively and, as a result, our business, results of operations and financial condition may be adversely affected.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet including, among other things, to meet future environmental regulatory standards. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term, our fleet and related charter revenues may diminish, and we will not be able to continue to refinance our indebtedness. As our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our equity securities or redeem our preferred shares.

We may seek acquisition or investment opportunities in business adjacent to the ownership and operation of containerships, which may or may not be outside of our management’s area of expertise.

As part of our capital allocation strategy, we will consider acquisition or investment opportunities in businesses adjacent to the ownership and operation of containerships (which businesses may or may not be within our management’s areas of expertise) if an acquisition or investment opportunity is presented to us and we determine that it enhances the long-term value of our company and offers attractive risk-adjusted returns.

For example, in October 2018, we entered into a binding term sheet to invest up to $200.0 million in Swiber Holdings Limited (“Swiber”), a Singaporean offshore engineering, procurement and construction business that owns five maritime vessels. Subject to the terms and conditions to be set forth in the definitive transaction agreement, upon closing, Seaspan anticipates acquiring an 80% post-restructured equity interest in Swiber for $10.0 million and, if certain milestones are met, an additional $190.0 million would be invested in Swiber’s LNG-to-power project in Vietnam, in exchange for economic interests in the project. Discussions with Swiber, its judicial managers and secured creditors around the terms of our investment have been ongoing. We anticipate entering into a definitive transaction agreement in the near future.

Although our management will endeavor to evaluate the risks inherent in any particular acquisition or investment opportunity we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in an acquisition or investment opportunity.

Under the charters for most of our vessels, if a vessel is off-hire for an extended period then the customer has a right to terminate the charter agreement for that vessel.

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

An increase in the price of bunkers may adversely affect profits.

While we generally do not bear the cost of bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of bunkers beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of bunkers are unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet of 112 containerships as of March 1, 2019, had an average age (weighted by TEU capacity) of six years. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.

We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

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

Our vessels’ mortgagees or other maritime claimants could arrest our vessels, which could interrupt our charterers’ or our cash flow.

If we default under our credit facilities that are secured by mortgages on our vessels, the lenders that hold those mortgages could arrest some or all of the vessels encumbered by those mortgages and cause them to be sold. We would not receive any proceeds of such sales unless all amounts outstanding under such indebtedness had been repaid in full.  In addition, crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our charterers’ or our business and cash flow and require the charterers or us or our insurance to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada, Hong Kong and the People’s Republic of China which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada, Hong Kong and the People’s Republic of China (the “PRC”), if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” and “Item 10. Additional Information—E. Taxation.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”), for such purposes in any taxable year for which either (1) at least 75% of its gross income consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (the “Code”). However, the Internal Revenue Service (the “IRS”), stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

Risk Related to Our Securities

Following its recent investment in us, Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) will have significant influence over our policies and business.

During 2018 and in January 2019, Fairfax completed a series of investments in our company. For more information about these investments, see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2018 – 2019 Fairfax Investment.”

If the 25,000,000 warrants that were issued to Fairfax in July 2018 were exercised in full, as of March 1, 2019, Fairfax’s shareholdings in our Company including common shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 42.7% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax upon exercise of those warrants.

The indenture relating to the 2025 Notes provided Fairfax with the right to designate (and Fairfax has so designated) (1) two members of our board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes remains outstanding or (2) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes remains outstanding. Lawrence Chin and Stephen Wallace serve as Fairfax’s designees to our board of directors. The combination of Fairfax’s board representation and positions as a significant debt and equity holder gives Fairfax significant influence over our policies and business, and Fairfax’s objectives may conflict with those of other security holders and stakeholders of us.

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our preferred shares following the payment of expenses.

We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by and in the discretion of our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

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

We have recently paid quarterly dividends of $0.125 per common share; for additional information, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends”. Any increase in such dividend (1) will result in an upward adjustment of the number of our common shares issuable upon exercise of the warrants we issued to Fairfax in July 2018 and (2) may be prohibited by the covenants relating to the Fairfax Notes issued to Fairfax, subject to a restricted payments basket included in the indenture for the notes.  For additional information about the Fairfax investment, please read “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairfax Investment.”

The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, as our board of directors may determine to retain cash rather than to use it to pay dividends.

The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, debt and lease repayment requirements, working capital requirements and other cash needs;
•

restrictions under our existing or future credit and lease facilities or any debt securities, including existing restrictions under our credit, capital lease and operating lease facilities and our Notes, may impact our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or if the dividend would violate a restricted payments covenant for the notes issued to Fairfax;

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

Our board of directors periodically assesses our need to retain funds rather than pay them out as dividends.  Our board of directors may decide to further reduce, or possibly eliminate, our dividend in order to retain funds necessary to preserve our capital base.

Substantial future sales of our preferred or common shares in the public market could cause the price of such shares to fall.

The market price of our preferred and common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities at a time and price that we deem appropriate to raise funds. Since the time of our initial public offering, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares and preferred shares. Please refer to our discussion of these registration rights agreements at “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreements”.  These shareholders, which include Fairfax and affiliates of the Washington family, have the right, subject to certain conditions, to require us to file registration statements covering the sale of such common shares or preferred shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares or preferred shares, these shareholders could cause the price of our common shares or preferred shares to decline.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by the exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of independent directors, an audit committee comprised solely of three independent directors and a combined corporate governance, nominating and compensation committee comprised of independent directors. It is possible that, in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of our credit facilities, lease facilities and preferred shares.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.

The majority of our credit and lease facilities bear interest costs at a floating rate based on LIBOR. Uncertainties surrounding changes to the basis of which LIBOR is calculated or the phase-out of LIBOR which may cause a sudden and prolonged increase or decrease in LIBOR could adversely affect our operating results and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. While we use interest swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counter parties will be able to perform their obligations.

If a three-month LIBOR rate is not available, the terms of our various credit and lease facilities, and to the extent applicable, our series of preferred shares will require alternative determination procedures which may result in an interest and/or a dividend rate differing from expectations and could materially affect the value of the such instruments.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Our ability to pay dividends on our shares and redeem our preferred shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our shares and redeem our preferred shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of such shares. In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our preferred shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Item 4.	Information on the Company

A.     History and Development of the Company

Seaspan Corporation was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited.  In August 2005, we completed our initial public offering. From an initial operating fleet of 10 vessels, we have grown to an operating fleet of 112 vessels as of March 1, 2019.

We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

B.     Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 1, 2019, we operated a fleet of 112 containerships that have an average age of approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of March 1, 2019, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately four years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as of March 1, 2019 were as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
HMM
K-Line
KMTC
Maersk
MOL
MSC
ONE
Yang Ming Marine

Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of March 1, 2019:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(1)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(1)	11000	2018	01/04/2018	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCO	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL(15)	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL(15)	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL(15)	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL(15)	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL(15)	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL(15)	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
Seaspan Thames	10000	2014	04/03/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Amazon	10000	2014	04/12/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0
MOL Brilliance	10000	2014	10/17/2014	MOL(15)	8 years + one 2-year option	37.5
MOL Belief	10000	2015	07/03/2015	MOL(15)	8 years + one 2-year option	37.5
MOL Beauty	10000	2015	05/01/2015	MOL(15)	8 years + one 2-year option	37.5
MOL Bellwether	10000	2015	07/23/2015	MOL(15)	8 years + one 2-year option	37.5
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CSCL Zeebrugge	9600	2007	01/15/2019	COSCO	Minimum two months and up to four months	Market rate	(3)
CSCL Long Beach	9600	2007	07/06/2007	COSCO	12 years	34.5	(7)
Seaspan Oceania	8500	2004	10/04/2018	MSC	Minimum 10 months and up to 11 months	Market rate	(3)
CSCL Africa	8500	2005	02/25/2018	COSCO	Minimum 12 months and up to 14 months	Market rate	(3)

COSCO Japan	8500	2010	03/09/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	04/30/2009	MOL(15)	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL(15)	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL(15)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL(15)	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line(15)	12 years + two 3-year options	34.5	(9)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line(15)	12 years + two 3-year options	34.5	(9)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line(15)	12 years + two 3-year options	34.5	(9)
Berlin Bridge	4500	2011	05/09/2011	K-Line(15)	12 years + two 3-year options	34.5	(9)
Budapest Bridge	4500	2011	08/01/2011	K-Line(15)	12 years + two 3-year options	34.5	(9)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(3)
Seaspan Hamburg	4250	2001	10/01/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(3)
Seaspan Ningbo	4250	2002	01/13/2019	HMM	Minimum four months and up to 10 months	Market rate	(3)
Seaspan Dalian	4250	2002	01/01/2019	COSCO	Three months	Market rate	(3)
Seaspan Felixstowe	4250	2002	11/03/2018	COSCO	11 months + 11-month option	Market rate	(3)
Seaspan Vancouver(10)	4250	2005	—	—	—	—
CSCL Sydney(11)	4250	2005	—	—	—	—
Seaspan New York	4250	2005	02/28/2019	MSC	Minimum 11 months up to 13 months	Market rate	(3)
Seaspan Melbourne	4250	2005	02/21/2019	KMTC	Minimum four months and up to seven months	Market rate	(3)
CSCL Brisbane	4250	2005	12/06/2018	COSCO	11 months + 11-month option	Market rate	(3)
Seaspan New Delhi(12)	4250	2005	—	—	—	—
Seaspan Dubai	4250	2006	01/02/2019	ONE(15)	Minimum 60 days and up to 200 days	Market rate	(3)
Seaspan Jakarta	4250	2006	09/30/2018	COSCO	Minimum two months and up to five months	Market rate	(3)
Seaspan Saigon	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Lahore	4250	2006	10/17/2018	Arkas	Minimum 7 months and up to 10 months	Market rate	(3)
Rio Grande Express	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Santos	4250	2006	05/25/2018	CMA CGM	Minimum 10 months and up to 13 months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	03/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(3)
Seaspan Manila	4250	2007	12/20/2018	KMTC	Minimum three months and up to six months	Market rate	(3)
Seaspan Loncomilla	4250	2009	07/04/2018	CMA CGM	One year	Market rate	(3)
Seaspan Lumaco	4250	2009	11/14/2018	CMA CGM	Minimum 85 days and up to 170 days	Market rate	(3)
Seaspan Lingue	4250	2010	11/05/2018	CMA CGM	Minimum nine months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(3)
Seaspan Fraser(1)	4250	2009	12/15/2018	COSCO	Minimum three months and up to five months	Market rate	(3)
COSCO Fuzhou	3500	2007	12/29/2018	COSCO	Minimum three months and up to six months	Market rate	(3)
COSCO Yingkou	3500	2007	07/05/2007	COSCO	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	COSCO	12 years	16.9	(13)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(13)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(13)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(13)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(13)
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(13)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(13)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(13)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line(15)	10 years	17.9
Calicanto Bridge	2500	2010	05/30/2010	K-Line(15)	10 years	17.9
Seaspan Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(14)
Seaspan Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(14)

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)

Hapag-Lloyd signed a direct continuation of the charter commencing March 2019 for a period of 12 months and up to 15 months, with an option for a minimum 24-month up to a maximum 27-month period commencing from the 15th month.

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

(6)

CMA CGM has an initial charter of three years with a charter rater of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(7)	COSCO has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(8)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	On March 6, 2019, this vessel commenced its short-term charter with CMA CGM for 12 months at market rate.
(11)	On March 6, 2019, this vessel commenced its short-term charter with COSCO for 5 months at market rate.
(12)	On March 3, 2019, this vessel commenced its short-term charter with COSCO for 6 months at market rate.
(13)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(14)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

(15)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet:

Year Ended December 31,
2018
Owned and leased vessels, beginning of year	89
Deliveries	7
Acquired(1)	16
Total Fleet	112
Total Capacity (TEU)	905,900

(1)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction, which were delivered in May 2018.

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of March 1, 2019.

Charterer	Number of Vessels in Our Current Operating Fleet
Arkas	1
CMA CGM	12
COSCO	35
Hapag-Lloyd	8
HMM	1
KMTC	2
Maersk	7
MSC	1
ONE(1)	22
Yang Ming Marine	16
Total time charters	105
MSC (bareboat charters)	5
No charter	2
Total fleet	112

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. See “Glossary.”

Our five 11000 TEU vessels are chartered by MSC under bareboat charters. See “Glossary.” Under our bareboat charters, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms.

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

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses. See “Glossary.” The charterer generally pays the voyage expenses. See “Glossary.” Our ship operating expenses have been decreasing due primarily to cost management initiatives.

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

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

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. Our 17-year bareboat charters for five of our vessels require the charterer to purchase each vessel upon termination of the bareboat charter at a pre-determined amount.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I associations”), which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand of containerships. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our peers may have greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with positive reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

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

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships (“MARPOL”), imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant, as applicable. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas (“ECAs”). Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea.  For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation.

The global Sulphur cap will come into force on January 1, 2020, following the amendments to Annex VI of MARPOL. This cap requires marine vessels to consume fuels with a maximum Sulphur content of 0.5% as opposed to the current limit of 3.5%, which is a significant reduction. Compliance with Annex VI for the emission of sulphur oxides can be achieved by means of the primary control of using low sulphur content fuel or through a secondary control by removing the sulphur oxide pollutant using an exhaust gas cleaning systems. Our existing time charters call for our customers to supply fuel that complies with Annex VI, however, we have been engaged with our customers to provide them with an option to retrofit exhaust gas scrubbers onboard vessels in active service. To date, two of our leading charterers (Hapag-Lloyd and Yang Ming Marine) have each agreed to retrofit scrubbers onboard five of their respective chartered vessels. The installations will be at the expense and time of charterers. The engineering design, retrofit arrangements, procurement and logistics will be coordinated by our technical management team.

To avoid contamination of fuel grades, the remainder of the vessels in our fleet will be required to clean their fuel tanks prior to replenishing the new compliant fuel.  For continued safe operation of the vessels, modifications to vessel machinery and equipment are also being planned, as recommended by makers.

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

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on some of our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code (the “ISM Code”), provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of SOLAS to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990 (“OPA”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including the assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs.

Under certain conditions, liabilities under OPA and CERCLA may be limited due to base or gross ton caps, which are periodically updated. Liability caps do not apply under OPA and CERCLA if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

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

Clean Water Act and Ballast Water Regulation

The Clean Water Act (“CWA”), establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Civil and criminal penalties are expressly authorized by the CQAS for discharges of pollutants without a permit and the failure to satisfy permit requirements. The Act also authorizes citizens to bring claims against alleged violators under its citizen suit provisions. The CWA also authorizes the Environmental Protection Agency (“EPA”) to impose on responsible parties costs associated with the removal, and remediation of hazardous substances, as well other damages. In this way, the CWA complements the remedies available under OPA and CERCLA. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

Rules relating to ballast water, and specifically, ballast water discharge, have been adopted by the EPA and the United States Coast Guard. In general, these rules require the pre-treatment of ballast water prior to discharge. Additional requirements relating to ballast water management apply to vessels visiting different port facilities. Failure to comply with these rules could restrict our ability to operate within U.S. waters and result in fines, penalties or other sanctions.

As of December 2018, the EPA is regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels pursuant to the Vessel Incidental Discharge Act (“VIDA”), which replaces the 2013 Vessel General Permit (“VGP”) program. VIDA requires the EPA to develop performance standards for discharges within two years of enactment, and requires the U.S Coast Guard to develop complementary regulations within two years of EPA’s promulgation of standards. Under VIDA, existing regulations regarding ballast water treatment remain in effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of the Notice of Intent (“NOI”) or retention of the PARI form and submission of annual reports. We submit the NOIs for our vessels where required. Compliance with these and other regulations could require the installation of ballast water treatment equipment or the implementation of the other port facility disposal procedures at potentially significant costs.

In addition, the Act to Prevent Pollution from Ships (“APPS”), implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act (“NISA”), and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of March 1, 2019, there are six U.S. Coast Guard approved ballast water treatment systems, and additional systems are currently under review or testing. Because   approvals were initially slow to be given, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible.  Many of our vessels dry-docking in 2017 and 2018 received extensions until their next dry-dock.

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

Clean Air Act

The Clean Air Act (the “CAA”), and its implementing regulations impose requirements on our vessels regarding vapor control and establish recovery requirements for cleaning fuel tanks and conducting other operations in regulated port areas.  In addition, the EPA has adopted standards pursuant to the CAA concerning air emissions that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and mandate significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. For example, California has enacted regulations that apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California has also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These, and potential future federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

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

Canada Shipping Act, 2001

The Canada Shipping Act, 2001 (“CSA 2001”), is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires shipowners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act (the “CEPA”), regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act (“MLA”), is the principal legislation dealing with liability of shipowners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act (“MBCA”), implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits serious harm to fish (which means causing the death of fish or the permanent alteration or destruction of fish habitat or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act (“EMA”), governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Prior to our vessels entering any ports in the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

The PRC has its own ECAs for 0.5% sulphur fuel and has identified three areas, Pearl River Delta, Yangtze River Delta and Bohai Rim Area.  From 2016 to 2019, the PRC is phasing in requirements in these areas that vessels change over to 0.5% sulphur fuel, beginning in a few key ports in 2016 and expanding over time until this requirement applies to all waters within these three areas during 2019.

The Chinese Ministry of Transport announced expansion of the geographical scope of China’s sulphur ECAs which now covers all sea areas and ports within China’s territorial sea, effective January 1, 2019. All vessels calling ports in China are now required to consume fuels with sulphur content less than or equal to 0.5%. Authorities in Hong Kong and Taiwan have also imposed similar cap on sulphur content of fuels consumed by vessels calling ports in their respective territories. The sulphur cap in China’s inland ECAs (Key ports) is set to further tighten, beginning January 1, 2020.

Mirroring the IMO and EU’s efforts to monitor and measure carbon footprint from shipping, China introduced its own regulation to monitor energy consumption from ships operating in Chinese ports. Beginning January 1, 2019, all vessels entering or leaving ports in China report to authorities in prescribed format. All our vessels trading in Chinese ports are currently complying with the local regulatory requirements.

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

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas (“SECAs”), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

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

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force in November 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2˚ Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

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

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of vessel security plans; and
•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Any failure to maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

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

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation (“Transportation Income”), includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”), is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”), is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (the “Section 883 Exemption”), applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (1) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (an “Equivalent Exemption”), (2) satisfies one of three ownership tests (“Ownership Tests”), described in the Section 883 Regulations and (3) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Tests because our Class A common shares represent more than 50% of the vote and value of all classes of stock and are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States “Effectively Connected Income”, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

Generally, we believe that we do not have a fixed place of business in the United States. As a result, we believe that substantially none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income without the benefit of deductions. We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of our gross U.S. Source International Transportation Income we have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear this cost. The amount of such tax for which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Canadian Taxation

Under the Income Tax Act (Canada) (the “Canada Tax Act”), a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business in that year is “international shipping” (as defined below), all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping,” and it was not granted articles of continuance in Canada before the end of that year.  International shipping is defined generally as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic, including the chartering of ships, provided that, one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of international shipping was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of international shipping, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada for any purpose under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in a Relevant Jurisdiction is exempt from income tax under the current laws of that Relevant Jurisdiction; and for these purposes, a “Relevant Jurisdiction” is defined as each jurisdiction in which we are, or are deemed for purposes of the Canada Tax Act, to be resident.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of each Relevant Jurisdiction.  If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in laws or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

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

Hong Kong Taxation

The following is a discussion of the expected material Hong Kong profits tax considerations applicable to us. This discussion is based upon the provisions of the Inland Revenue Ordinance (Cap. 112) (the “IRO”) as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the Inland Revenue Department of Hong Kong (the “IRD”). Changes to the IRO or other relevant authorities may cause the Hong Kong profits tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Hong Kong profits tax considerations applicable to us. We believe our central management and control is in Hong Kong.

Profits tax

In general, the IRO provides that profits tax shall be charged for each year of assessment on every person (which includes corporations) carrying on a trade, profession or business in Hong Kong in respect of such person’s assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets) as ascertained in accordance with the IRO. In ascertaining the chargeable profits, applicable deductions are allowed for all costs and expenses to the extent they are incurred by that person during the relevant basis period in the production of chargeable profits.

There are specific provisions in the IRO in relation to the ascertainment of the assessable profits of a ship-owner carrying on business in Hong Kong.

A person is deemed to be carrying on business as an owner of ships in Hong Kong if the business is normally controlled or managed in Hong Kong or the person is a corporation incorporated in Hong Kong, or any ship owned by that person calls at any location within the waters of Hong Kong (except where the IRD is convinced that the call is of a casual nature). In this context, “business as an owner of ships” means a business of chartering or operating ships.

If a corporation is deemed to be carrying on business as an owner of ships in Hong Kong, certain sums received by the corporation will be considered as relevant sums when ascertaining the assessable profits in accordance with the IRO. The relevant sums include, but are not limited to, all the sums derived from any charter hire in respect of the operation of a ship navigating solely or mainly within the waters of Hong Kong and half of the sums derived from any charter hire in respect of the operation of a ship navigating between any location within the waters of Hong Kong and any location within river trade waters.

The IRO also provides that certain sums will be considered as exempted sums, which are exempted from the determination of the relevant sums. In particular, if a ship is registered in Hong Kong, its income from the relevant carriage abroad proceeding to sea from any location within the waters of Hong Kong or any other location within those waters will be exempted.

If we are deemed to be carrying on business as owners of ships in Hong Kong, and if our ships are navigating solely or mainly within the waters of Hong Kong and/or navigating between any location within the waters of Hong Kong and any location within river trade waters, the relevant sums falling within the definition of the IRO are subject to the profits tax, with the exception of the exempted sums. The same will apply to our vessel-holding subsidiaries that are registered as non-Hong Kong companies in Hong Kong (the “vessel-holding subsidiaries”) under the Hong Kong’s Companies Ordinance (Cap. 622) (the “Companies Ordinance”). Based on our operation and our understanding of the relevant provisions of the IRO, we do not believe that our charter hire income is, nor do we expect our charter hire income to be, subject to the profits tax under the IRO, because the ships owned by us and the ships owned by our vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters. While currently the ships owned by us and the ships owned by our vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters, there is no assurance that these ships will not be operating within the said waters in the future, depending on the nature of our future operations.

In the event that the ships owned by us and the ships owned by our vessel-holding subsidiaries do navigate solely or mainly within the waters of Hong Kong and/or navigate between any location within the waters of Hong Kong and any location within river trade waters and our charter hire income does not fall within the definition of exempted sums under the IRO, we are likely to be subject to the profits tax in respect of such income. In such circumstances, for the purpose of ascertaining the profits tax payable, the assessable profits will be calculated as the sum bearing the same ratio to the aggregate of the relevant sums earned by or accrued to the relevant company during the basis period for that year of assessment as that relevant company’s total shipping profits for the basis period bear to the aggregate of the total shipping income earned by or accrued to that relevant company during that basis period for that year of assessment. However, instead of the calculating the assessable profits based on the above, the IRD may assess the profits on a fair percentage of the aggregate of the relevant sums of the relevant basis period.

In respect of other service-providing subsidiaries (which are registered as non-Hong Kong companies under the Companies Ordinance), if the services are performed in Hong Kong, the service fee income will be considered as being arising in or derived from Hong Kong and the corresponding profits will be subject to the profits tax. The profits tax payable will be calculated using the then prevailing profits tax rate.

The People’s Republic of China Taxation

The following is a discussion of the expected material China tax considerations applicable to us.  This discussion is based upon the provisions of the laws and regulations described below as in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the relevant Chinese tax authorities. Changes to these laws and regulations may cause the Chinese tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Chinese tax considerations applicable to us

Corporation Income Tax (“CIT”)

The relevant China tax regulation in respect of the China taxation of our voyage charter and time charter revenue is “Provisional Measures on the Collection of Tax on Non-Resident Taxpayers Engaged in International Transportation Business” (Bulletin of the State Administration of Taxation 2014, No. 37) (“Provisional Measures”).

China imposes CIT on non-resident shipping companies that operate international transportation business with China.  Effective from August 1, 2014, non-resident shipping companies are subject to CIT at the rate of 25% on their China-sourced taxable income derived from the provision of international transportation services.  Such services are defined to include transportation of passengers, goods, mail or other items into and out of China via owned or leased ships, airplanes and shipping spaces, as well as the provision of services such as loading and unloading, warehousing and related services.  Non-resident shipping companies are required to register with Chinese tax authorities and maintain sound accounting records relating to the calculation of taxes.

China-sourced income derived by us and our vessel-owning subsidiaries from voyage charter and time charter of vessels may be treated as international transportation service income and therefore would be subject to the imposition of CIT under the Provisional Measures, unless exempted from China taxation based on the China/HK Tax Treaty (as defined below).

Value-added Tax (“VAT”)

Under the current Chinese VAT regulation, non-resident enterprises that derive income from provision of international transportation services to Chinese customers are subject to VAT, unless exempted under the applicable tax treaty.  The applicable VAT rate is 10% for transportation services and 6% for storage and loading/unloading services.  VAT is generally withheld by the Chinese customers but non-resident shipping companies may also perform their own VAT filings if they have already registered with the competent tax authorities.

We were granted VAT exemption in 2015 (as discussed below).  As such, no China VAT has been paid by us or withheld by Chinese customers since 2015.

Tax exemption

Article 8(1) of the Arrangement between Mainland and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (“China/HK Tax Treaty”) and its Fourth Protocol provides exemptions from CIT and VAT for qualifying taxpayers.  Specifically, according to the China/HK Tax Treaty, China exempts from tax (including CIT and VAT) income and profits derived by a Hong Kong tax resident conducting international transportation business in China.  The tax exemption treatment based on the China/HK Tax Treaty is not automatically applied on international transportation service income of a Hong Kong tax resident, but is subject to registration with the competent tax authorities.

We obtained the CIT and VAT exemption treatments pursuant to Article 8(1) of the China/HK Tax Treaty for the years 2015 through 2017 from the competent Shanghai tax authority.  For the years 2018 through 2020, we are in the process of completing in the ordinary course the registration to obtain the tax exemption treatment with the competent tax authorities.

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of March 1, 2019.

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

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2019 we operated a fleet of 112 vessels that have an average age of approximately six years, on a TEU weighted basis.

Customers for our operating fleet as of March 1, 2019 were Arkas, CMA CGM, COSCO, Hapag-Lloyd, HMM, K-Line, KMTC, Maersk, MSC, MOL, ONE and Yang Ming Marine. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

Recent Developments in 2018 and 2019

Vessel Acquisitions and Deliveries

In 2018, we accepted delivery of five new building vessels, purchased two second-hand vessels and acquired 16 operating vessels and two new building vessels with the acquisition of GCI.

The additions to our operating fleet for the year ended December 31, 2018 are summarized below:

Vessel	Vessel Class (TEU)	Length of Charter	Charterer	Delivery Date
MSC Yashi B	11000	17 years	MSC	January 2018
Seaspan Loga	2500	4 years + option for up to 2 years	Maersk	February 2018
Seaspan Hannover	2500	4 years + option for up to 2 years	Maersk	February 2018
Seaspan Thames	10000	Minimum 22 months and up to two years(1)	Hapag-Lloyd	March 2018(2)
Seaspan Amazon	10000	Minimum 22 months and up to two years(1)	Hapag-Lloyd	March 2018(2)
Seaspan Hudson	10000	2 years + one 1-year option(1)	Yang Ming Marine	March 2018(2)
CMA CGM Tuticorin	10000	3 years + option for up to 3 years(1)	CMA CGM	March 2018(2)
MOL Brilliance	10000	8 years + one 2-year option(1)	MOL	March 2018(2)
MOL Belief	10000	8 years + one 2-year option(1)	MOL	March 2018(2)
MOL Beauty	10000	8 years + one 2-year option(1)	MOL	March 2018(2)
MOL Bellwether	10000	8 years + one 2-year option(1)	MOL	March 2018(2)
Maersk Guatemala	10000	5 years + two 1-year options(1)	Maersk	March 2018(2)
Maersk Gibraltar	10000	5 years + two 1-year options(1)	Maersk	March 2018(2)
YM World	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
YM Wondrous	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
YM Wholesome	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
YM Worth	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
YM Welcome	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
YM Wreath	14000	10 years + one 2-year option(1)	Yang Ming Marine	March 2018(2)
CMA CGM Mundra	10000	3 years + option for up to 3 years	CMA CGM	May 2018
CMA CGM Mumbai	10000	3 years + option for up to 3 years	CMA CGM	May 2018
CMA CGM Cochin	10000	3 years + option for up to 3 years	CMA CGM	May 2018(1)
CMA CGM Chennai	10000	3 years + option for up to 3 years	CMA CGM	May 2018(1)

(1)  The charter was in place at the date that we acquired GCI on March 13, 2018.

(2)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction, which were delivered in May 2018.

Fairfax Investment

On February 14, 2018, we issued to Fairfax, in a private placement, $250.0 million aggregate principal amount of our 2025 Notes and 38,461,539 warrants (the “2018 Warrants”), each exercisable for one Class A common share at an exercise price of $6.50 per share (subject to customary anti-dilutive adjustments) (the “First Fairfax Investment”).

On March 13, 2018, we and Fairfax entered into a subscription agreement pursuant to which we agreed to sell, and Fairfax agreed to purchase, $250.0 million in aggregate principal amount of our 2026 Notes and warrants (the “2019 Warrants”) to purchase 38,461,539 Class A common shares at an exercise price of $6.50 per share, subject to customary anti-dilutive adjustments, for an aggregate purchase price of $250.0 million in January 2019 (the “Second Fairfax Investment”).

On May 31, 2018, we entered into an agreement with Fairfax for us to receive $500.0 million equity investment through the early exercise of the 2018 Warrants (the “May 2018 Agreement”). The May 2018 Agreement closed on July 16, 2018. Pursuant to the May 2018 Agreement, on July 16, 2018, Fairfax immediately exercised all of the 2018 Warrants to acquire 38,461,539 Class A common shares at an exercise price of $6.50 per share in cash, for an aggregate exercise price of $250.0 million. In addition, Fairfax agreed pursuant to the May 2018 Agreement to exercise the 2019 Warrants upon issuance in January 2019. The Second Fairfax Investment closed on January 15, 2019, and the 2019 Warrants were immediately exercised to acquire 38,461,539 Class A common shares at an exercise price of $6.50 per share in cash, pursuant to the May 2018 Agreement.

Pursuant to the May 2018 Agreement, in consideration for Fairfax early exercising the 2018 and 2019 Warrants in advance of their seven-year terms, on July 16, 2018 we issued to Fairfax warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share. These warrants are exercisable for a period of seven years following the date of issuance and are subject to customary anti-dilutive adjustments. Fairfax may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing, at the option of Fairfax. In addition, in accordance with the May 2018 Agreement, the terms of the 2025 Notes and 2026 Notes were amended to allow Fairfax to call for early redemption of some or all of the 2025 and 2026 Notes on each respective anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date. On September 26, 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date. On February 20, 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date.

On January 15, 2019, we closed its previously announced transaction with Fairfax Financial Holdings Limited, whereby we received proceeds of $500 million in exchange for $250 million aggregate principal amount of the 2026 Notes, and 38.5 million Class A Common Shares, which were issued in exchange for Fairfax’s immediate exercise of the 2019 Warrants. The aggregate purchase price of the 2026 Notes and the 2019 Warrants was $250 million and the proceeds from exercise of the 2019 Warrants was an additional $250 million.

Upon the issuance of the 2025 and 2026 Notes and exercise of the 2018 and 2019 Warrants, Fairfax’s total investment in us increased to $1.0 billion, consisting of $500.0 million of Class A common shares and $500.0 million in senior notes.

Summary of Fairfax Investments(1)

Investment	Date Issued/Exercised	Gross Proceeds to Seaspan
2025 Notes(2)	February 14, 2018	$250 million
2018 Warrants(2)	July 16, 2018	$250 million
2026 Notes(3)	January 15, 2019	$250 million
2019 Warrants(3)	January 15, 2019	$250 million

__________________________________

(1)	Excludes seven year warrants, which are outstanding as of the date of this Annual Report, to purchase 25,000,000 of our Class A common shares.
(2)	Issued in connection with First Fairfax Investment.

(3)	Issued in connection with Second Fairfax Investment.

Acquisition of GCI

On March 13, 2018, we acquired the remaining 89.2% non-controlling interest that we did not previously own in GCI from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 vessels, including two newbuilding vessels, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price of $498.1 million includes the following:

Cash	$331,904
1,986,449 of the Company's Series D preferred shares	47,158
2,514,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Debt Financing

In March 2018, we closed and drew on a secured credit facility for $100.0 million at an interest rate of LIBOR plus a margin is secured by 11 previously unencumbered vessels, with proceeds used for general corporate purposes.

In August 2018, we closed on a revolving credit facility for up to $150.0 million, subject to certain limitations, where any amounts borrowed under this facility must be repaid in full on August 31, 2020 (the “Two Year Revolving Credit Facility”). The Two Year Revolving Credit Facility bears interest at LIBOR plus a margin and the proceeds are to be used for general corporate purposes. As of the date of this filing, the Two Year Revolving Credit Facility remains undrawn.

Vessel Financing

In April 2018, we entered into a secured term loan facility for up to $120.0 million to finance the purchase of CMA CGM Chennai and CMA CGM Cochin. We drew the full $120.0 million facility in May 2018, when the vessels were delivered.

Redemption of Series F Preferred Shares

In July 2018, we redeemed all of our outstanding 10.5% Series F preferred shares for $140.0 million plus $3.4 million of accrued dividends.

Debt Repayment

During 2018, we made prepayments on certain secured term loan facilities in an aggregate amount of $166.6 million, unencumbering a total of 12 vessels.

On January 16, 2019, we repaid $147.0 million for the remaining principal balance on a revolving credit facility. As a result of the repayment, eight vessels will be unencumbered, subject to the completion of the associated collateral release documentation. As of March 1, 2019, we had 32 unencumbered vessels (with collateral in the process of being released with respect to eight of these).

Restructuring of Charter Arrangements

During the normal course of business, we restructured our charter arrangements with one of our top 5 customers. As a result of such restructurings, we expect to receive a settlement payment approximating the remaining payments due on the existing time charters.

Equity Financing

In September 2018, we issued in an underwritten public offering 6,000,000 of our Series I fixed-to-floating rate preferred shares at a price of $25.00 per share for net proceeds of $145.3 million. Dividends will be payable on the Series I preferred shares at a fixed rate of 8.00% per annum up to, but excluding October 30, 2023 and, if not redeemed at any time thereafter, at a floating rate from and including October 30, 2023 based on three-month LIBOR plus a margin of 5.008%.

Investment in Swiber

In October, 2018, we entered into a binding term sheet (the “Swiber Term Sheet”) to invest up to $200.0 million in Swiber. Pursuant to the Swiber Term Sheet, and subject to the terms and conditions to be set forth in definitive transaction agreements, upon closing, we anticipate acquiring an 80% post-restructured equity interest in Swiber for $20.0 million and, if certain milestones are met, an additional $180.0 million would be invested in Swiber’s LNG-to-power project in Vietnam, in exchange for economic interests in the project.  Discussions with Swiber, its judicial managers and secured creditors around the terms of our investment have been ongoing. We anticipate entering into a definitive transaction agreement in the near future.

Senior Unsecured Notes

In December 2018, we repurchased approximately $17.5 million aggregate principal amount of our 2019 Notes.  Subsequently, in 2019, we further repurchased an aggregate principal amount of approximately $9.0 million of our 2019 Notes.

Recent Additions to Senior Management

In January 2018, Bing Chen was appointed as our CEO. In May 2018, David Spivak resigned as CFO and Ryan Courson was appointed to this position. In July 2018, we announced the appointment of Tina Lai as Chief Human Resources Officer. In August 2018, Mark Chu resigned as General Counsel and Chief Operating Officer. In October 2018, we announced the appointment of Torsten Holst Pedersen as Executive Vice-President, Ship Management and Ted Chang as General Counsel. Mr. Chang stepped down in February 2019 for personal reasons.
Dividends

On January 4, 2019, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $39.8 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	October 1, 2018 to December 31, 2018	January 14, 2019	January 30, 2019
Series D preferred shares	SSW PR D	$0.496875	October 30, 2018 to January 29, 2019	January 29, 2019	January 30, 2019
Series E preferred shares	SSW PR E	$0.515625	October 30, 2018 to January 29, 2019	January 29, 2019	January 30, 2019
Series G preferred shares	SSW PR G	$0.5125	October 30, 2018 to January 29, 2019	January 29, 2019	January 30, 2019
Series H preferred shares	SSW PR H	$0.492188	October 30, 2018 to January 29, 2019	January 29, 2019	January 30, 2019
Series I preferred shares	SSW PR I	$0.50	October 30, 2018 to January 29, 2019	January 29, 2019	January 30, 2019

Registration of Washington Family Class A Common Shares

On January 14, 2019, we entered into a registration rights agreement (the “Washington Registration Rights Agreement”) with various affiliates of the Washington family (the “Washington Shareholders”). Pursuant to the Washington Registration Rights Agreement, we agreed to file a registration statement covering the resale of the Washington Shareholders’ Class A Common Shares, and a registration statement on Form F-3 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 18, 2019. For additional information regarding the Washington Registration Rights Agreement, please read our Report on Form 6-K furnished to the SEC on January 15, 2019.

Market Conditions

Containerships play an integral role in global trade, facilitating the movement of goods around the world. Gross domestic product (“GDP”) is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000, and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2018, global economic expansion continued, and container throughput growth for the year reached approximately 4.4%, marginally restrained by global trade tensions. The idle fleet for December 2018 was approximately 2.8% of the global fleet, as measured by TEU, compared to approximately 2.2% of the global fleet at the same time last year. The increase in the idle fleet is consistent with the decrease in throughput growth and the increase in fleet capacity by 5.8%.

Even though containership demand has decreased, containership charter rates have increased. For example, charter rates for 4000 TEU Panamax vessels, were approximately $9,500 per day in December 2018, compared to approximately $7,800 per day in December 2017.

Approximately 80% of the current containership orderbook is for vessels greater than 10000 TEU in size. Vessels less than 4000 TEU in size make up approximately 20% of the global containership orderbook, with no vessels between 4000 TEU and 9999 TEU in size.

B.     Results of Operations

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

The following discussion of our financial condition and results of operations is for the years ended December 31, 2018 and 2017.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in U.S. dollars.

The following table presents our operating results for the years ended December 31, 2018 and 2017.

Year Ended December 31,	2018	2017
Statement of operations data (in thousands of USD):
Revenue	$1,096,331	$831,324
Operating expenses:
Ship operating	219,270	183,916
Cost of services, supervision fees	—	1,300
Depreciation and amortization	245,801	199,938
General and administrative	31,565	40,091
Operating leases	129,747	115,544
Gain on disposals	—	(13,604)
Expenses related to customer bankruptcy	—	1,013
Operating earnings	469,948	303,126
Other expenses (income):
Interest expense and amortization of deferred financing fees	212,065	116,389
Interest income	(4,197)	(4,558)
Acquisition related gain on contract settlement	(2,430)	—
Change in fair value of financial instruments(1)	(15,490)	12,631
Equity income on investment	(1,216)	(5,835)
Other expenses(2)	2,418	9,262
Net earnings	$278,798	$175,237
Common shares outstanding at year end:	176,835,837	131,664,101
Per share data (in USD):
Basic earnings per Class A common share	$1.34	$0.94
Diluted earnings per Class A common share	$1.31	$0.94
Dividends paid per Class A common share	0.50	0.75
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$483,851	$323,219
Financing activities	206,354	(154,087)
Investing activities(3)	(586,045)	(283,856)
Net increase in cash and cash equivalents	$104,160	$(114,724)
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$357,327	$253,176
Vessels(4)	5,926,274	4,537,216
Other assets(5)	1,194,396	1,087,750
Total assets	$7,477,997	$5,878,142

Current liabilities	$929,394	$443,934
Deferred revenue	376,884	328,681
Long-term debt	2,764,900	2,192,833
Long-term obligations under capital lease	591,372	595,016
Other long-term liabilities	180,157	199,386
Fair value of financial instruments(1)	127,172	168,860
Puttable preferred shares	48,139	—
Shareholders’ equity	2,459,979	1,949,432
Total liabilities, puttable preferred shares and shareholders’ equity	$7,477,997	$5,878,142
Other data:
Number of vessels in operation at year end	112	89
Average age of fleet (TEU weighted basis) in years at year end	5.9	6.0
TEU capacity at year end	905,900	665,900
Average remaining initial term on outstanding charters (TEU weighted basis)	4.4	5.2
Fleet utilization(6)	97.8%	95.7%

(1)

All of our derivative instruments, including interest rate swap agreements, swaption agreements and put instruments are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year, as a result, other expenses includes undrawn credit facility fee.
(3)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, or ASU 2016-18, restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities decreased by $1,000 (December 31, 2017) from the amounts previously presented.

(4)	Vessel amounts include the net book value of vessels in operation.
(5)	Other assets represent our assets other than cash and cash equivalents and vessels.
(6)	Fleet utilization is based on the number of operating days divided by the number of ownership days during the year.

Financial Summary (in thousands of USD, except for per share amount)

	Year Ended December 31,		Change
	2018	2017	$	%
Revenue	$1,096,331	$831,324	$265,007	31.9%
Ship operating expense	219,270	183,916	35,354	19.2%
Depreciation and amortization expense	245,801	199,938	45,863	22.9%
General and administrative expense	31,565	40,091	(8,526)	(21.3%)
Operating lease expense	129,747	115,544	14,203	12.3%
Operating earnings	469,948	303,126	166,822	55.0%
Interest expense and amortization of deferred financing fees	212,065	116,389	95,676	82.2%
Net earnings	278,798	175,237	103,561	59.1%
Net earnings to common shareholders	278,798	175,237	103,561	59.1%
Earnings per share, diluted	1.31	0.94	0.37	39.4%
Cash from operating activities	483,851	323,219	160,632	49.7%

Ownership Days, Operating Days and Vessel Utilization

Ownership days are the number of days a vessel is owned and available for charter. Operating days are the number of days a vessel is available to the charterer for use.

The primary driver of ownership days are the increases or decreases in the number of vessels owned, while the drivers of operating days are the ownership days and the number of days the vessels are off-hire.

Ownership days increased by 5,257 days for the year ended December 31, 2018, compared to 2017, primarily due to the addition of 16 vessels acquired through the GCI acquisition, which contributed 4,688 days. The remainder of the increase was due to 2018 vessel deliveries and acquisitions and partially offset by vessel disposals.

Vessel utilization represents the number operating days as a percentage of ownership days.

The following table summarizes our vessel utilization for the year ended December 31, 2018 and 2017:

	2017				2018				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2017	2018
Vessel Utilization:
Ownership Days(1)	7,917	8,037	8,148	7,905	8,030	9,546	9,844	9,844	32,007	37,264
Less Off-hire Days:
Scheduled 5-Year Survey	—	—	—	—	(104)	—	(8)	(22)	—	(134)
Unscheduled Off-hire(2)	(662)	(142)	(254)	(319)	(149)	(137)	(146)	(240)	(1,377)	(672)
Operating Days(1)	7,255	7,895	7,894	7,586	7,777	9,409	9,690	9,582	30,630	36,458
Vessel Utilization	91.6%	98.2%	96.9%	96.0%	96.8%	98.6%	98.4%	97.3%	95.7%	97.8%

(1)Operating and ownership days include leased vessels and exclude vessels under bareboat charter.

(2)Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the year ended December 31, 2018, compared to 2017, primarily due to a large decrease in the number of unscheduled off-hire days in combination with the higher utilization of vessels acquired from GCI.

During the year ended December 31, 2018, we completed dry-dockings for seven 2500 TEU vessels, one 3500 TEU vessel and one 4250 TEU vessel, one of which occurred while the vessel was off-charter. During the year ended December 31, 2017 we completed dry-dockings for six vessels, two of which occurred while the vessels were off-charter.

Revenue

Revenue increased by 31.9% to $1,096.3 million for the year ended December 31, 2018, compared to 2017. The increase in revenue was primarily due to the additional operating days from the acquisition of new vessels from the GCI transaction, 2018 vessel deliveries and higher average charter rates for vessels that were on short-term charters.

The increase in operating days and the related financial impact thereof for the year ended December 31, 2018, relative to 2017, are attributable to the following:

	Ownership Day Impact	Operating Days Impact	$ Impact (in millions of USD)
Addition of 16 vessels from acquisition of GCI	4,688	4,688	$169.9
2018 vessel deliveries and acquisitions	1,551	1,551	31.7
Changes in daily charter hire rates and re-charters	—	—	31.0
Full period contribution for 2017 vessel deliveries	152	152	6.9
Unscheduled off-hire	—	705	8.1
Scheduled off-hire	—	(134)	(2.1)
Vessel disposals	(1,134)	(1,134)	(3.9)
Interest income from leasing	—	—	28.9
Other	—	—	(5.5)
Total	5,257	5,828	$265.0

Ship Operating Expense

Ship operating expense increased by 19.2% to $219.3 million for the year ended December 31, 2018, compared to 2017. The increase was primarily due to an increase in ownership days from the acquisition of new vessels from the GCI transaction and 2018 vessel deliveries and an increase in planned maintenance required for certain vessels less than 8500 TEU in size.

	2017				2018				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2017	2018
Operating Cost:
Ownership Days(1)	7,917	8,037	8,148	7,905	8,030	9,546	9,844	9,844	32,007	37,264
Vessel Operating Costs (in millions of US dollars)	$45.6	$44.8	$45.4	$48.1	$49.5	$58.8	$55.4	$55.6	$183.9	$219.3
Operating Cost per Ownership Day	$5,761	$5,577	$5,569	$6,086	$6,170	$6,156	$5,624	$5,648	$5,746	$5,884

(1)Ownership days include leased vessels and exclude vessels under bareboat charter.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 22.9% to $245.8 million for the year ended December 31, 2018, compared to 2017. The increase was primarily due to an increase in ownership days from the acquisition of new vessels from the GCI transaction and 2018 vessel deliveries.

General and Administrative Expense

General and administrative expense decreased by 21.3% to $31.6 million for the year ended December 31, 2018, compared to 2017.  The decrease was primarily due to share-based compensation expense to the chairman of the board and the former CEO in 2017, partially offset by a transition payment to the former CFO in 2018.

Operating Lease Expense

Operating lease expense increased by 12.3% to $129.7 million for the year ended December 31, 2018, compared to 2017. The increase was primarily due to an increase in LIBOR.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As of December 31,
	2018	2017
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$788.2	$854.1
Term loan credit facilities	2,158.7	1,196.0
Senior unsecured notes	400.4	418.0
Senior notes due 2025	250.0	—
Debt discount and fair value adjustment	(85.7)	—
Long-term obligations under capital lease, excluding deferred financing fees	647.7	648.8
Total borrowings	4,159.3	3,116.9
Less: Vessels under construction	—	(146.4)
Operating borrowings	$4,159.3	$2,970.5

Interest expense and amortization of deferred financing fees increased by $95.7 million to $212.1 million for the year ended December 31, 2018, compared to 2017. The increase was primarily due to debt assumed as part of the acquisition of GCI, an increase in operating debt for delivered vessels, the issuance of the 2025 Notes to Fairfax and an increase in LIBOR.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $15.5 million for the year ended December 31, 2018, which was primarily due to an increase in the forward LIBOR curve as it relates to interest swaps. Included in the change in fair value is an unrealized gain of $57.4 million for the year ended December 31, 2018, compared to $44.1 million in 2017.

The fair value of interest rate swaps is subject to change based on our company specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $36.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $3.0 million.

The fair value of our Fairfax derivative put instrument is subject to changes in our company specific credit risk and the risk-free yield curve. Please read “—C. Liquidity and Capital Resources” for further discussion. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our derivative instruments, including interest rate swap and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Consolidated Statement of Operations.

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

The following table presents our operating results for the years ended December 31, 2017 and 2016.

Year Ended December 31,	2017	2016
Statement of operations data (in thousands of USD):
Revenue	$831,324	$877,905
Operating expenses:
Ship operating	183,916	192,327
Cost of services, supervision fees	1,300	7,390
Depreciation and amortization	199,938	216,098
General and administrative	40,091	32,118
Operating leases	115,544	85,910
Loss (gain) on disposals	(13,604)	31,876
Expenses related to customer bankruptcy	1,013	19,732
Vessel impairments	—	285,195
Operating earnings	303,126	7,259
Other expenses (income):
Interest expense and amortization of deferred financing fees	116,389	119,882
Interest income	(4,558)	(8,455)
Refinancing expenses and costs	—	1,962
Change in fair value of financial instruments(1)	12,631	29,118
Equity income on investment	(5,835)	(188)
Other expenses(2)	9,262	3,979
Net earnings (loss)	$175,237	$(139,039)
Common shares outstanding at year end:	131,664,101	105,722,646
Per share data (in USD):
Basic and diluted earnings (loss) per Class A common share	$0.94	$(1.89)
Dividends paid per Class A common share	0.75	1.50
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities	$323,219	$311,087
Financing activities(3)	(154,087)	106,907
Investing activities(3)	(283,856)	(265,412)
Net increase (decrease) in cash and cash equivalents	$(114,724)	$152,582
Selected balance sheet data (at year end, in thousands of USD):
Cash and cash equivalents	$253,176	$367,901
Vessels(4)	4,537,216	4,883,849
Other assets(5)	1,087,750	406,079
Total assets	$5,878,142	$5,657,829

Current liabilities	$443,934	$484,844
Deferred revenue	328,681	1,528
Long-term debt	2,192,833	2,569,697
Long-term obligations under capital lease	595,016	459,395
Other long-term liabilities	199,386	195,104
Fair value of financial instruments	168,860	200,012
Shareholders’ equity	1,949,432	1,747,249
Total liabilities and shareholders’ equity	$5,878,142	$5,657,829
Other data:
Number of vessels in operation at year end	89	87
Average age of fleet (TEU weighted basis) in years at year end	6.0	5.6
TEU capacity at year end	665,900	620,650
Average remaining initial term on outstanding charters (TEU weighted basis)	5.2	4.9
Fleet utilization(6)	95.7%	96.0%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Certain information has been reclassified to conform with the financial statement presentation adopted for the current year, as a result, other expenses includes undrawn credit facility fee.
(3)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, or ASU 2016-18, restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities decreased by $1,000 (December 31, 2017) and decreased by $201,000 (December 31, 2016) from the amounts previously presented.

(4)	Vessel amounts include the net book value of vessels in operation.
(5)	Other assets represent our assets other than cash and cash equivalents and vessels.
(6)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

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

	Year Ended December 31,		Changes
	2017	2016	Days	%
Vessel Utilization:
Ownership Days(1)	32,007	30,593	1,414	4.6%
Less Off-hire Days:
Scheduled 5-Year Survey	—	(119)	119	100.0%
Unscheduled Off-hire(2)	(1,377)	(1,090)	(287)	26.3%
Operating Days(1)	30,630	29,384	1,246	4.2%
Vessel Utilization	95.7%	96.0%

(1)Operating and ownership days include leased vessels and exclude vessels under bareboat charter.

(2)Unscheduled off-hire includes days related to vessels being off-charter.

Financial Summary (in thousands of USD)

	Year Ended December 31,		Change
	2017	2016	$	%
Revenue	$831,324	$877,905	$(46,581)	(5.3%)
Ship operating expense	183,916	192,327	(8,411)	(4.4%)
Depreciation and amortization expense	199,938	216,098	(16,160)	(7.5%)
General and administrative expense	40,091	32,118	7,973	24.8%
Operating lease expense	115,544	85,910	29,634	34.5%
Interest expense and amortization of deferred financing fees	116,389	119,882	(3,493)	(2.9%)
Refinancing expenses	—	1,962	(1,962)	(100.0%)
Loss (gain) on disposals	(13,604)	31,896	(45,500)	(142.7%)
Expenses related to customer bankruptcy	1,013	19,732	(18,719)	(94.9%)
Vessel impairments	—	285,195	(285,195)	(100.0%)
Change in fair value of financial instruments	12,631	29,118	(16,487)	(56.6%)

Revenue

Revenue decreased by 5.3% to $831.3 million for the year ended December 31, 2017, compared to 2016, primarily due to lower average charter rates for vessels that were on short-term charters and off-charter days that related primarily to three 10000 TEU vessels that were previously on long-term charters and commenced short-term charters with Hapag-Lloyd AG during the first half of 2017. These decreases were partially offset by the delivery of newbuilding vessels in 2016 and 2017.

The increase in operating days and the related financial impact thereof for the year ended December 31, 2017, relative to the same period in 2016, are attributable to the following:

	Ownership Day Impact	Operating Days Impact	$ Impact (in millions of USD)
2017 vessel deliveries	453	452	$10.3
Full year contribution for 2016 deliveries	1,621	1,621	32.3
Change in daily charter hire rate and re-charters	—	—	(73.0)
Fewer days due to leap year	(81)	(81)	(2.4)
Unscheduled off-hire	—	(286)	(14.5)
Scheduled off-hire	—	119	5.3
Supervision fee revenue	—	—	(6.4)
Vessel disposals	(579)	(579)	(2.8)
Interest income from leasing	—	—	5.0
Other	—	—	(0.4)
Total	1,414	1,246	$(46.6)

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Vessel utilization decreased for the year ended December 31, 2017, compared to the same period in 2016, primarily due to an increase in off-charter days and the impact of the four 4250 TEU vessels sold.

During the year ended December 31, 2017 we completed dry-dockings for six vessels:

Vessel Class (TEU)	First Quarter		Second Quarter	Third Quarter		Fourth Quarter	Year ended December 31, 2017
4250	2	(1)	—	1	(1)	3	6

During the year ended December 31, 2016 we completed dry-dockings for 15 vessels:

Vessel Class (TEU)	First Quarter	Second Quarter		Third Quarter		Fourth Quarter	Year ended December 31, 2016
2500	—	—		1		—	1
3500	—	—		1		—	1
4250	2	1	(1)	1	(1)	—	4
4500	1	—		—		—	1
8500	1	—		—		—	1
13100	5	2		—		—	7
	9	3		3		0	15

(1)  Dry-docking for certain of these vessels was completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 4.4% to $183.9 million for the year ended December 31, 2017, compared to 2016, primarily due to cost savings initiatives achieved while the ownership days increased by 4.6% during the year. As a result, ship operating expense per ownership day declined by 8.6% for the year ended December 31, 2017, compared to the same period in 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by 7.5% to $199.9 million for the year ended December 31, 2017 compared to 2016, primarily due to lower depreciation on the vessels that were impaired in 2016.

General and Administrative Expense

General and administrative expense increased by 24.8% to $40.1 million for the year ended December 31, 2017 compared to 2016. The increase was due primarily to an increase in share-based compensation expense of $6.9 million related primarily to the issuance of 1,000,000 million fully-vested Class A common shares to the chairman of the board in the third quarter of 2017.  The chairman will not receive any further cash or share-based compensation for his services through to the end of 2020.  The increase was also due to an increase in share-based compensation expense of $3.6 million related to the vesting of restricted shares and cancelation of performance share units, or PSUs, held by the former CEO.  In exchange for the cancelled PSUs, 200,000 Class A common shares were issued to him.

Operating Lease Expense

Operating lease expense increased by 34.5% to $115.5 million for the year ended December 31, 2017, compared to 2016. The increase was primarily due to the delivery of three vessels in 2016 and one vessel in 2017 that were financed through sale-leaseback transactions as well as two operating leases which we entered into in 2016.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	As at December 31,		Change
	2017	2016	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$854.1	$958.3	$(104.2)	(10.9)%
Term loan credit facilities	1,196.0	1,600.1	(404.1)	(25.3)%
Senior unsecured notes	418.0	345.0	73.0	21.2%
Long-term obligations under capital lease, excluding deferred financing fees	648.8	498.8	150.0	30%
Total borrowings	3,116.9	3,402.2	(285.3)	(8.4)%
Less: Vessels under construction	(146.4)	(306.2)	159.8	52.2%
Operating borrowings	$2,970.5	$3,096.0	$(125.5)	(4.1)%

Interest expense and amortization of deferred financing fees decreased by $3.5 million to $116.4 million for the year ended December 31, 2017, compared to 2016, primarily due to repayments made on existing operating borrowings in 2016 and 2017, partially offset by an increase in LIBOR and financing related to the delivery of newbuilding vessels in 2017.

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

C.     Liquidity and Capital Resources

Liquidity and Cash Needs

Working Capital Deficit

As of December 31, 2018, we had a working capital deficiency of $475.6 million, which included $320.4 million of senior unsecured notes maturing in April 2019. This deficiency was addressed by the closing of the Second Fairfax Investment on January 15, 2019. Pursuant to the Second Fairfax Investment, a second tranche of $250.0 million senior notes and 38,461,539 million warrants to purchase Class A common shares exercisable at $6.50 per share for proceeds of $250.0 million were issued. The warrants were immediately exercised upon issuance, resulting in aggregate proceeds of $500.0 million. We expect that any remaining working capital deficit will be addressed through cash generated from operations, existing sources of funds and additional sources of funds in the capital markets to the extent available, if necessary.

We are confident that the cash on hand, cash flows expected to be generated from operations over the next 12 months and our plans described above will provide the cash flows necessary to fund operations over the next year to March 8, 2020. Our ability to continue as a going concern beyond one year will be dependent on our ability to execute the plans described above, continue to generate cash flows from operations and raise additional financings to fund future operations. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying values of assets and liabilities in the accompanying financial statements and these adjustments could be material.

Fairfax Put

In accordance with the May 2018 Agreement, the terms of the 2025 Notes and 2026 Notes were amended to allow Fairfax to call for early redemption of some or all of the 2025 Notes and 2026 Notes on each respective anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date. On September 26, 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date.

Liquidity

As of December 31, 2018, our cash and cash equivalents and short-term investments totaled $360.0 million. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, debt repayments, including repayment of our 2019 Notes, lease payments, certain balloon payments on secured debt, swap settlements, payment of quarterly dividends, and potential redemption of our puttable preferred shares. Our medium-term liquidity needs primarily relate to debt repayments, lease payments and potential early redemption of the 2025 Notes. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 2027 Notes and our 2025 Notes and the potential future redemption of our preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares have an annual dividend rate of 10.5% per $25.00 of liquidation preference per share and were fully redeemed on July 23, 2018. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. In January 2019, we received $500.0 million in proceeds from the issuance of $250.0 million aggregate principal of 2026 Notes and Fairfax’s immediate exercise of 38,461,539 million warrants. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit and lease facilities and capital markets financings to the extent available.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our Class A common shares, while also reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund acquisitions, other capital expenditures, debt repayments and lease payments as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

In 2019, we intend to focus on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers. Finally, we intend to generate returns for shareholders from growth, while maintaining our current dividend.

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of December 31, 2018. In addition, our long-term debt and long-term obligations under capital lease are described in notes 9 and 10, respectively, within our consolidated financial statements included in this Annual Report.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$788.2	$938.2	$150.0
Term loan credit facilities	2,158.7	2,158.7	—
Senior unsecured notes	400.4	400.4	—
Senior notes due 2025	250.0	250.0	—
Fair value adjustment on term loan credit facilities	(2.3)	(2.3)	—
Debt discount on senior notes due 2025	(83.4)	(83.4)	—
Total Long-Term Debt	3,511.6	3,661.6	150.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	57.8	57.8	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	92.3	92.3	—
Leases for three 4500 TEU vessels	383.6	383.6	—
Leases for five 11000 TEU vessels	114.0	114.0	—
Total Lease Facilities	647.7	647.7	—
Total Long-Term Debt and Lease Facilities(3)	$4,159.3	$4,309.3	$150.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation a portion of which are non-recourse to Seaspan Corporation.
(2)	Includes a $150.0 million revolving credit facility, which was undrawn as of December 31, 2018.
(3)

At December 31, 2018, our outstanding operating borrowings were $4.2 billion (December 31, 2017 — $3.0 billion). The amounts do not include the January 15, 2019 closing of the Second Fairfax Investment, where Fairfax agreed to purchase $250.0 million aggregate principal amount of 2026 Notes and the 2019 Warrants. It also does not reflect the repayment of $147.0 million in January, 2019 for the remaining principal balance on one of our revolving credit facilities.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of December 31, 2018, our credit facilities are secured by first-priority mortgages granted on 70 of our vessels, together with other related security, such as assignments of shipbuilding contracts for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2018, we had $3.6 billion outstanding under our revolving credit facilities, term loan credit facilities, our 2019 Notes, our 2027 Notes and our 2025 Notes. In addition, there is $150.0 million available to be drawn under the Two Year Revolving Credit Facility. In January 2019, we issued the 2026 Notes to Fairfax and made a voluntary prepayment of $147.0 million on the remaining outstanding balance of a secured revolving credit facility.

Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of December 31, 2018. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. In certain other circumstances, a prepayment may be required on a portion of the outstanding loans, such as upon the sale or loss of a vessel (where we do not substitute another appropriate vessel), upon termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or when cash exceeds or falls below specified balances. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of December 31, 2018 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2018. We may prepay all term loans without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances. Under each of our term loan credit facilities, in certain circumstances, a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be prepaid will be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for seven vessels formerly chartered to Hanjin starting in 2016, four of which were GCI vessels (two of these GCI vessels have since been released from security due to prepayment of loan balance). In December 2016, we obtained an initial waiver from lender, extending the grace period for securing acceptable replacement charters for six of the vessels to the fourth quarter of 2017. In September 2017, upon making prepayment of $7.7 million, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If these vessels remain unemployed for a consecutive period of more than 90 days, the waivers will be terminated.

In January 2017, we entered into a supplement to the secured loan agreement with the other lender for the seventh vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, we made further prepayments of $10.0 million and entered into a further supplement to remove the requirement to secure an acceptable replacement charter for this vessel. This facility matures in December 2022.

Our Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In 2018, we repurchased $17,529,000 aggregate principal amount. Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

Our 2025 Notes, issued in February 2018, and our 2026 Notes issued in January 2019, mature on February 14, 2025 and January 15, 2026, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in our subsidiary GCI as collateral for these notes. At any time on or after February 14, 2023 and January 15, 2024, we may elect to redeem all or any portion of the Fairfax Notes. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. On July 16, 2018, we amended the terms of the Fairfax Notes to allow Fairfax to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In September 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the outstanding 2025 and 2026 Notes for their anniversary dates in 2020. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

In the event of certain changes in withholding taxes, at our option, we may redeem our Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indenture relating to the 2025 Notes provided Fairfax with the right to designate (and Fairfax has designated) (i) two members of our board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes remains outstanding or (ii) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes remains outstanding.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2018, borrowings of approximately $647.7 million were outstanding under our lease facilities. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

Operating Leases

As of December 31, 2018, we had 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As of December 31, 2018, we had total commitments, excluding purchase options, under vessel operating leases from 2019 to 2029 of approximately $1.3 billion.

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

Our ability to pay cash dividends in excess of $0.50 per share annually, when aggregated with all other such cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the 2025 Notes and 2026 Notes.

Our credit and lease arrangements also contain certain financial covenants, including, among others, that require Seaspan Corporation to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Our Notes also contain certain financial covenants, including, among others, those that may limit our ability to pay cash dividends on our common shares in excess of $0.50 per share annually. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements under our credit and lease arrangements or our Notes, we may be in breach of the facilities and lease arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit and capital and operating lease arrangements and our Notes if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at December 31, 2018. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the years presented:

	Year Ended December 31,
(in thousands of USD)	2018	2017	2016
Net cash flow from operating activities	$483,851	$323,219	$311,087
Net cash flow from (used in) financing activities	206,354	(154,087)	106,907
Net cash flow used in investing activities	(586,045)	(283,856)	(265,412)

Operating Cash Flows

Net cash flows from operating activities were $483.9 million for the year ended December 31, 2018, an increase of $160.6 million compared to 2017.  The increase in net cash flows from operating activities for the year ended December 31, 2018, compared to the prior year, was primarily due to an increase in net earnings excluding non-cash items of $139.8 million and cash related changes in working capital of $20.8 million. The changes in cash related to changes in working capital resulted primarily from non-cash timing differences, which occurred in the normal course of our operations. The increase in net earnings excluding non-cash items was primarily due to increases in revenue, partially offset by higher ship operating expense and interest expense.

For further discussion of changes in revenue and expenses, please read “Results of Operations.”

Financing Cash Flows

Net cash flows from financing activities were $206.4 million for the year ended December 31, 2018, an increase in cash from financing activities of $360.4 million, compared to 2017.  The increase in cash from financing activities for the year ended December 31, 2018, compared to 2017, was primarily due to the proceeds received from draws on credit facilities, the issuance of the 2025 Notes, the exercise of the 2018 Warrants and the issuance of the Series I preferred shares. These increases were partially offset by an increase in repayments of credit facilities and repurchase of Series F preferred shares, no issuance of common shares and lower draws on long-term obligations under capital lease.

Investing Cash Flows

Net cash flows used in investing activities were $586.0 million for the year ended December 31, 2018, an increase in cash used of $302.2 million, compared to 2017.  The increase in cash used in investing activities for the year ended December 31, 2018 was primarily due to the acquisition of GCI and a reduction in proceeds received for vessel disposals.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures include our regularly scheduled dry-dockings and other upgrades to maintain our competitive capital position. In 2018 we completed nine dry-dockings, compared to six dry-dockings in 2017. In 2018, all nine vessels underwent their 5-year dry-dockings.

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

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business, or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base. The Washington Shareholders hold over 59 million of our common shares and did not participate in our dividend reinvestment plan after July 30, 2018.

The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in thousands of USD, except per share amounts)	2018	2017

Dividends on Class A common shares
Declared, per share	$0.50	$0.75
Paid in cash	49,937	61,830
Reinvested in common shares through our dividend reinvestment plan	22,807	21,785
	$72,744	$83,615
Dividends on preferred shares (paid in cash)
Series D	$12,960	$9,900
Series E	$11,170	$11,077
Series F(1)	$9,938	$9,730
Series G	$15,992	$15,990
Series H	$17,768	$17,719
Series I	$1,367	$—

(1)	In July 2018, we redeemed all of the issued and outstanding Series F preferred shares.

For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

For 2018, dividends on our Series D, E, F, G, H and I preferred shares accrue at rates per annum of 7.95%, 8.25%, 10.50%, 8.20%, 7.875% and 8.00%, respectively.

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

The major components of routine dry-docking costs include: (i) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (ii) non-yard costs which include the paint, technician service costs and parts ordered specifically for dry-dock; and (iii) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

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

Our estimates of operating, dry-docking expenses and capital expenditures are based on historical and budgeted operating and dry-docking costs and our expectations of future inflation and operating requirements.  Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including, among other things, crewing costs, insurance and bunker costs and availability of shipyards for dry-docking.

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

Impairment Analysis

Based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded at December 31, 2018.

Under current market conditions, we intend to continue to hold and operate our vessels. If time charter rates remain at their current levels, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows which may be less than the carrying value of certain of our Panamax-size vessels or below and requiring us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, fleet utilization, residual value, remaining useful life and discount rates.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.

As of December 31, 2017, we concluded that there were circumstances which could be considered indicators that the carrying amount of our vessels may not be recoverable. We determine that although the short term time charter rates and vessel market values had improved in 2017, their volatility was an indicator that short term time charter rates and vessel market values had not stabilized in a meaningful manner. As a result, we performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

In December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2018. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment charge for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2018, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2018.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2018(1) (in millions of USD)	Vessel Carrying Value at December 31, 2017(1) (in millions of USD)
YM Wish	14000	2015	$101.6	$105.1
YM Wellhead	14000	2015	101.4	104.9
YM Witness	14000	2015	98.5	101.8
YM World	14000	2015	96.0	- (2)
YM Wondrous	14000	2015	96.0	- (2)
YM Wholesome	14000	2015	96.0	- (2)
YM Worth	14000	2015	96.0	- (2)
YM Welcome	14000	2016	100.5	- (2)
YM Wreath	14000	2017	105.2	- (2)
COSCO Glory	13100	2011	133.6	138.9
COSCO Pride	13100	2011	133.8	139.1
COSCO Development	13100	2011	135.1	140.4
COSCO Harmony	13100	2011	135.1	140.4
COSCO Excellence	13100	2012	139.3	144.6
COSCO Faith	13100	2012	139.4	144.7
COSCO Hope	13100	2012	138.7	144.0
COSCO Fortune	13100	2012	139.1	144.4
Seaspan Ganges	10000	2014	88.8	91.9
Seaspan Yangtze	10000	2014	89.1	92.2
Seaspan Zambezi	10000	2014	89.7	92.4
Maersk Guayaquil	10000	2015	82.7	85.4
Seaspan Thames	10000	2014	72.1	- (2)
Seaspan Amazon	10000	2014	72.1	- (2)
Seaspan Hudson	10000	2015	75.1	- (2)
CMA CGM Tuticorin	10000	2015	75.1	- (2)
MOL Brilliance	10000	2014	72.1	- (2)
MOL Belief	10000	2015	75.1	- (2)
MOL Beauty	10000	2015	75.1	- (2)
MOL Bellwether	10000	2015	75.1	- (2)
Maersk Guatemala	10000	2015	75.1	- (2)
Maersk Gibraltar	10000	2016	77.8	- (2)
CMA CGM Mundra	10000	2018	94.3	- (2)
CMA CGM Mumbai	10000	2018	93.9	- (2)
CMA CGM Cochin	10000	2018	81.8	- (2)
CMA CGM Chennai	10000	2018	82.1	- (2)
CSCL Zeebrugge	9600	2007	74.4	78.0
CSCL Long Beach	9600	2007	75.9	79.4
Seaspan Oceania	8500	2004	44.8	46.5
CSCL Africa	8500	2005	44.4	46.6
COSCO Japan	8500	2010	93.5	97.5
COSCO Korea	8500	2010	94.0	98.0
COSCO Philippines	8500	2010	93.9	97.9
COSCO Malaysia	8500	2010	94.3	98.3
COSCO Indonesia	8500	2010	95.1	99.0
COSCO Thailand	8500	2010	96.9	100.9
COSCO Prince Rupert	8500	2011	99.5	103.5
COSCO Vietnam	8500	2011	99.6	103.6
MOL Emerald	5100	2009	57.3	59.9
MOL Eminence	5100	2009	58.0	60.6

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2018(1) (in millions of USD)	Vessel Carrying Value at December 31, 2017(1) (in millions of USD)
MOL Emissary	5100	2009	58.6	61.1
MOL Empire	5100	2010	59.3	61.9
Brotonne Bridge	4500	2010	70.9	73.9
Brevik Bridge	4500	2011	72.3	75.3
Bilbao Bridge	4500	2011	71.8	74.8
Berlin Bridge	4500	2011	74.2	77.2
Budapest Bridge	4500	2011	75.7	78.8
Seaspan Hamburg	4250	2001	20.8	21.5
Seaspan Chiwan	4250	2001	20.9	22.0
Seaspan Ningbo	4250	2002	22.8	24.1
Seaspan Dalian	4250	2002	24.0	24.7
Seaspan Felixstowe	4250	2002	23.8	25.0
Seaspan Vancouver	4250	2005	24.6	25.8
CSCL Sydney	4250	2005	24.5	25.7
CSCL New York	4250	2005	24.7	25.8
CSCL Melbourne	4250	2005	31.4	33.1
CSCL Brisbane	4250	2005	31.5	33.1
Seaspan New Delhi	4250	2005	34.1	35.9
Seaspan Dubai	4250	2006	34.3	36.1
Seaspan Jakarta	4250	2006	34.6	36.4
Seaspan Saigon	4250	2006	34.9	36.7
Seaspan Lahore	4250	2006	36.0	37.0
Rio Grande Express	4250	2006	35.8	37.5
Seaspan Santos	4250	2006	36.0	37.7
Seaspan Rio de Janeiro	4250	2007	36.9	38.7
Seaspan Manila	4250	2007	36.9	38.5
Seaspan Loncomilla	4250	2009	21.8	21.2
Seaspan Lumaco	4250	2009	20.8	21.4
Seaspan Lingue	4250	2010	21.1	21.9
Seaspan Lebu	4250	2010	20.7	21.5
COSCO Fuzhou	3500	2007	16.9	17.6
COSCO Yingkou	3500	2007	18.6	19.3
CSCL Panama	2500	2008	18.4	19.0
CSCL São Paulo	2500	2008	18.5	19.2
CSCL Montevideo	2500	2008	17.4	17.9
CSCL Lima	2500	2008	17.5	18.1
CSCL Santiago	2500	2008	17.7	18.3
CSCL San Jose	2500	2008	18.0	18.6
CSCL Callao	2500	2009	18.2	19.1
CSCL Manzanillo	2500	2009	19.3	19.9
Guayaquil Bridge	2500	2010	18.7	19.4
Calicanto Bridge	2500	2010	19.3	20.0
Seaspan Loga	2500	2006	9.1	- (2)
Seaspan Hannover	2500	2006	9.0	- (2)
Total			$5,926.3	$4,390.6

(1)

At December 31, 2018, except for the YM Wish, YM Wellhead, YM Witness, YM World, YM Wonderous, YM Wholesome, YM Worth, YM Welcome, YM Wreath, Seaspan Thames, Seaspan Amazon, Seaspan Hudson, CMA CGM Tuticorin, MOL Brilliance, MOL Belief, MOL Beauty, MOL Bellwether, Maersk Guatemala, Maersk Gibraltar, CMA CGM Cochin, CMA CGM Chennai, Seaspan Loga and Seaspan Hannover, the vessel’s charter-free market value is lower than its carrying value.  The aggregate carrying value of our vessels, except for the aforementioned vessels, is $4.1 billion and the estimated charter-free market value is $2.2 billion.  Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.  Based on our assumptions discussed above, the projected undiscounted future cash flows for each of those vessels exceed their carrying values at December 31, 2018.

(2)	These vessels were acquired in 2018.

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

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of Seaspan Management Services Limited (“SMSL”), which is tested annually for impairment, was tested for impairment at November 30, 2018.  We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, which is considered to be our business as a whole, is less than its carrying amount, including goodwill.  Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.

As of November 30, 2018, we bypassed the qualitative assessment and used a fair value approach to identify potential impairment.  We determined that the discounted cash flows substantially exceeded the carrying value of the reporting unit and concluded that our goodwill was not impaired.  Key assumptions that impact the fair value of the reporting unit include the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital.  The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used at November 30, 2018.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk.  Interest rate swap have been entered into to reduce our exposure to market risks from changing interest rates.  We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments.  The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk related to the credit risk of the counterparties or our non-performance risk.  The inputs used to determine the fair values of these agreements are readily observable.  Accordingly, we have classified the fair value of the interest rate swap Level 2 in the fair value hierarchy as defined by U.S. GAAP. Changes in the fair value of our interest rate swaps are recorded in earnings.

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

In July 2018, we amended our 2025 Notes to provide Fairfax with the right to put such senior notes at each anniversary date of issuance. This put option was considered an embedded derivative that was bifurcated from the host contract and accounted for separately. The derivative put option is re-measured to fair value at the end of each reporting period with changes in fair value recognized in unrealized gains or losses in the period incurred. The fair value of the derivative put instrument at each reporting period is derived from the difference between the fair value of the 2025 Notes and the fair value of a similar debt without a put option. The debt instruments are valued using a trinomial tree with inputs including the risk-free yield curve and our company specific credit risk. The fair value of the 2025 Notes and derivative put instrument is determined based on interest rate inputs that are unobservable. Therefore, we have categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

Effective January 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

Our revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under previous accounting standards, service revenue was recognized when the amounts were fixed or determinable, services had been rendered and collectability was reasonably assured.  Under ASU 2014-09, recognition of such service revenue occurs when the services are provided and the performance obligations are satisfied.  We evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition are substantially the same as under the previous revenue standard. We adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There was no impact on our consolidated financial statements.

Definition of a Business

Effective January 1, 2018, we adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses.  We analyzed our March 13, 2018 acquisition of GCI under this standard (see note 3 to our consolidated financial statements included in this Annual Report).

Statement of Cash Flows – Restricted Cash

Effective January 1, 2018, we adopted ASU 2016-18, “Statement of Cash Flows – Restricted Cash”, which requires that a statement of cash flows explain the change during the period in cash, cash equivalents and restricted cash.  In addition, the amounts of restricted cash and nature of the restrictions are required to be disclosed.  Our consolidated statements of cash flows and supplemental cash flow note in our consolidated financial statements included in this Annual Report reflect the changes as required.

Equity-Linked Financial Instruments with Down Round Features

Effective January 1, 2018, we elected to early adopt ASU 2017-11, “Earnings per Share”, which changes the classification analysis of certain equity-linked financial instruments with down round features.  When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.  There was no impact on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all rights and obligations created by those leases, including operating leases, with a term greater than 12 months on the balance sheet.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sales-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In July 2018, the FASB issued ASU 2018-11, “Leases – Targeted Improvements” that allows lessors to elect, as a practical expedient, to not separate lease and non-lease components and allows these components to be accounted for as a single lease component if both (1) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. We intend to elect this expedient upon adoption.

We intend to adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method, whereby a cumulative effect adjustment will be made as of that day with no retrospective effect.  We also intend to elect to apply the package of practical expedients such that for any expired or existing leases it will not reassess lease classification, initial direct costs or whether any expired or existing contracts are or contain leases.

The adoption of ASU 2016-02 will result in a change in the accounting method for certain of our sale-leaseback transactions and office leases.  Under ASU 2016-02, we will recognize a right-of-use asset and a lease liability on the balance sheet for these sale-leaseback transactions and office leases of approximately $1.1 billion based on the present value of the future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized.  The existing deferred gain related to the sale-leaseback transactions of $0.2 billion will be eliminated through a credit directly to retained earnings. The impact on our consolidated balance sheet will be an increase to our assets and liabilities. Operating lease expense related to these sale-leaseback transactions and office leases will be recognized on a straight-line basis over the term of the lease, adjusted for changes in interest rate-based variable lease payments in the period of change. This will result in a timing difference in expense recognition on the consolidated statement of operations.

The adoption of ASU 2016-02 will require us to complete our lease classification assessment at lease commencement rather than when a lease is entered into.  Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost. If such charters were classified as direct financing leases at the time the lease was entered into, no gain or loss was recognized subsequently on commencement of the charter.  On adoption of ASU 2016-02, the fair value of the vessel will be determined based on information available at the lease commencement date, rather than lease inception date, and any difference in the fair value of the vessel upon commencement of the charter and its carrying value will be recognized as a gain or loss upon commencement of the charter.

Measurement of Credit Loss

In June 2016, FASB issued ASU 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal year, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. We are evaluating the revised guidance to determine the impact it will have on our consolidated financial statements.

Fair Value Measurement

In August 2015, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. We are evaluating the revised guidance to determine the impact it will have on our consolidated financial statements.

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2018, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2018, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in thousands of USD)
	Total	2019	2020-2021	2022-2023	Thereafter
Fixed-rate long-term debt obligations	$715,911	$333,169	$275,544	$27,198	$80,000
Variable-rate long-term debt obligations(1)	2,881,425	391,741	761,514	1,249,341	478,829
Long-term obligations under capital lease(2)	647,664	48,532	186,898	130,944	281,290
Operating leases(3)	1,287,475	159,976	317,497	302,456	507,546
Total	$5,532,475	$933,418	$1,541,453	$1,709,939	$1,347,665

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.4% to 4.8% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 1.6% to 5.9% per annum.  For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $152.3 million (for 2019), $218.0 million (for 2020-2021), $141.1 million (for 2022-2023) and $56.3 million (after 2023).  Expected interest payments are based on LIBOR plus margins at December 31, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Represents fixed and variable payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at fixed rates or variable rates of LIBOR plus margins ranging from 2.6% to 3.0% per annum. Expected variable interest payments are based on LIBOR plus margins.

(3)

Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.5% to 3.0% per annum. Expected interest payments on operating leases for our vessels are based on LIBOR, at December 31, 2018, plus margins.

Item 6.	Directors, Senior Management and Employees

A.     Directors, Senior Management and Key

Our directors and executive officers, as of March 1, 2019, and their ages as of December 31, 2018 are listed below:

Name	Age	Position
David Sokol	62	Director and Chairman of the board of directors
Bing Chen	52	Director, President and Chief Executive Officer
Ryan Courson	29	Chief Financial Officer
Peter Curtis	60	Executive Vice President, Chief Commercial and Technical Officer
Tina Lai	42	Chief Human Resources Officer
Torsten Holst Pedersen	48	Executive Vice President, Ship Management
Lawrence Chin	42	Director
John Hsu	55	Director
Nicholas Pitts-Tucker	67	Director
Lawrence Simkins	57	Director
Stephen Wallace	62	Director

David Sokol. David Sokol was appointed as a director in April 2017 and as chairman in July 2017.  Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000.  Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March, 2011, when he left in order to manage his family business investments.  Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans.  Over Mr. Sokol’s 38 year career, he has chaired five corporate boards and over a dozen charitable or community boards.  David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied.  It is a simple business model with a definite focus on developing future leaders.  Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses.
Bing Chen. Bing Chen was appointed as our president and chief executive officer in January 2018. He is also a director and a member of the executive committee.  Over his 25 year career, Mr. Chen has held executive positions in China, Europe and the United States. Most recently, he served as chief executive officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Ryan Courson.  Ryan Courson was appointed as our chief financial officer in April 2018. He joined Seaspan in March 2018 as senior vice president of corporate development. Mr. Courson played a significant role in Seaspan’s acquisition of GCI, working closely with senior executives at Seaspan on all aspects of the transaction. Prior to joining Seaspan, Mr. Courson spent three years at Falcon Edge Capital, a diversified investment firm with over $3 billion in assets under management, where he focused on researching and investing in capital-intensive industrial companies in North America and Asia. Before that, Mr. Courson worked at Teton Capital, a private family office, as an investment professional and as acting CFO of Teton’s Davos Brands. While serving as acting CFO of Davos, Mr. Courson managed all aspects of financial planning and analysis, and worked closely with the company’s executive team and board of directors to help guide strategy, organizational structure, strategic partnerships and other matters. Mr. Courson began his career working at Berkshire Hathaway, where he performed financial analysis and helped structure joint ventures with certain Berkshire portfolio companies and Asian counterparties. Mr. Courson, who is fluent in Mandarin, graduated Summa Cum Laude from Washington University in St. Louis, where he currently serves as a visiting professor.

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

Tina Lai. Tina Lai was appointed as our chief human resources officer in July 2018. This newly-created position provides leadership in all aspects of Seaspan’s functions relating to human capital, including talent acquisition, communications, training & development, and total performance rewards. Prior to joining Seaspan, Ms. Lai spent five years at Metrie, the largest supplier and manufacturer of solid wood and composite molding in North America, with five manufacturing facilities and 26 distribution centers in the United States and Canada. As Vice President, Human Resources, she was part of the senior leadership team there, playing a key role in building out the human resources function, which focused on bringing talent to the forefront of the company’s business strategy. Ms. Lai has 20 years of experience as a results-oriented human resources professional within a number of industries, serving in leadership positions with broad oversight responsibilities, including sales and customer service, channel marketing, corporate communications, culture transformation, and organizational effectiveness. She graduated with a Bachelor of Arts from the University of British Columbia and from the Human Resources Management program at the British Columbia Institute of Technology. Ms. Lai is a Chartered Professional in Human Resources (CPHR) and is an active member of the CPHR BC & Yukon.

Torsten Holst Pedersen. Torsten Holst Pedersen was appointed as our executive vice president, ship management in November 2018. Mr. Pedersen has over 20 years of experience in shipping, logistics and infrastructure, during which he held senior leadership roles and board positions across Europe, Asia, Middle East and Africa. He started his career with the Maersk Group in 1996 and worked in several of the group’s business entities, holding C-level positions in Finance and HR. In 2016, Mr. Pedersen joined Inchcape Shipping Service as regional CEO for Middle East, Africa and South Asia. He then worked as head of Operations for V Group, leading the transformation of the global operations organization of more than 45,000 employees. Prior to joining Seaspan, Mr. Pedersen worked as a strategy consultant, assisting companies with strategy execution and M&A due diligence in the Middle East and South Asia. He holds a Master of Economics from Aalborg University, Denmark, and a Master of International Economics (with Distinction) from University of Essex, U.K. These have been complemented by executive programs at Wharton and London Business School.

Lawrence Chin. Lawrence Chin was appointed as a director in April 2018 and is a member of the compensation and governance committee.  Lawrence Chin has over 19 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately $10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over $3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

John Hsu.  John Hsu was appointed a director in April 2008 and is a member of the audit committee.  For generations, Mr. Hsu’s family have owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group.  Currently, Mr. Hsu is a director of the family’s single family office, OSS Capital, as well as a director of Isola Capital, a multifamily office based in Hong Kong that manages direct investments in private equity.  From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider).  From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm.  From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of U.S. listed technology companies.  Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is also fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker.  Nicholas Pitts-Tucker was appointed as a director in April 2010 and as chair of the audit committee in April 2015.  Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia.  At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan.  In August 2013, Mr Pitts-Tucker was appointed as Governor of the University of Northampton, UK's No 1 University for Social Enterprise.  Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins. Larry Simkins was appointed as a director in April 2017 and is chair of the compensation and governance committee and a member of the executive committee.  Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of our largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly $3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project.  He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Stephen Wallace. Stephen Wallace was appointed as a director in April 2018 and is a member of the audit committee. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2018, each non-employee member of the board of directors received the following annual retainers and fees, prorated for their tenure during 2018. Each non-employee director received an annual cash retainer of $70,000.  The former deputy chairman received an annual payment of $30,000. The chair of the audit committee received an annual payment of $20,000 and each member of the audit committee received an annual payment of $10,000 for the regular quarterly committee meetings (for a total payment to the chair of $30,000). Each audit committee member also received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the executive committee, Mr. Simkins, received an aggregate payment of $30,000 for acting as a member and the chair of the executive committee. Messrs. Sokol and Chen did not receive any fees in respect of their membership on the executive committee.

On February 22, 2018, our board of directors approved a restructuring of the committees of the board to combine the formerly separate compensation committee and the governance and conflicts committee into a combined compensation and governance committee effective April 27, 2018. Prior to this restructuring, the chairs of the governance and conflicts committee and the compensation committee received an annual payment of $20,000 and $10,000, respectively, and each member of the committees received an annual payment of $10,000 (such that the chairs received an aggregate payment of $30,000 and $20,000, respectively). Following the restructuring, the chair of the compensation and governance committee received an annual payment of $20,000 and each member of the compensation and governance committee, other than David Sokol, received an annual payment of $10,000 for the regular quarterly committee meetings (for a total payment to the chair). Each compensation and governance committee member, other than David Sokol, also received a payment of $1,500 for each additional committee meeting attended during the calendar year.

On October 28, 2018, the compensation and governance committee resolved that the chairs of the committees of the board would no longer receive the $10,000 annual payment for attending regular quarterly committee meetings; they will receive only the annual payment for acting as chair. In addition, the compensation and governance committee resolved that Mr. Simkins would no longer receive an annual payment in respect of his membership on the executive committee.

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

For services during the years ended December 31, 2018 and 2017, we paid to our directors and management (18 persons in 2018 and 13 persons in 2017) aggregate cash compensation of approximately $5.6 million and $5.1 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to our former chief executive officer, Gerry Wang pursuant to his employment agreement with us.

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

In 2018, Mr. Chen, our chief executive officer, received a restricted stock grant of 500,000 Class A common shares to vest over a five-year period based on performance, as determined by the board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 Class A common vesting to a maximum amount each year over five years.

In 2018, we granted an aggregate of 110,718 restricted shares, of which 24,976 vested in April 2018, when four directors did not stand for re-election, and 85,742 vested on January 1, 2019. We also granted 30,000 phantom share unites to our former CFO.

SSML had a Cash and Share Bonus Plan under which its key employees were eligible to receive awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan was to align the interests of SSML’s management with our interests. The Cash and Share Bonus Plan expired in June 2018.  In 2018, prior to expiry, SSML granted awards, to our executive officers, under the Cash and Share Bonus Plan comprised of an aggregate of $0.1 million cash and 19,898 common shares of Seaspan. Unvested awards granted prior to the expiry of the Cash and Share Bonus Plan will vest and be paid out in accordance with the terms of the plan, as if it were still in force.

The report of the compensation and governance committee of our board of directors for the fiscal year ended December 31, 2018 will be included as part of our proxy statement for our 2019 annual general meeting, which will be filed with the U.S. Securities and Exchange Commission, or SEC, as a Report on Form 6-K.

C.     Board Practices

General

As of March 1, 2019, our board of directors consists of seven members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.

Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is, therefore, independent from management.

The independent directors on our board considered the independence of Mr. Sokol and Mr. Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our largest shareholder and determined that both Mr. Sokol and Mr. Simkins are independent directors in accordance with Seaspan’s independent director standards.

Committees

Our board currently has three committees, including an audit committee, a compensation and governance committee, and an executive committee. The membership of the committees during 2018 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2018, the board held eight meetings, the audit committee held four meetings, the compensation and governance committee held five meetings, and the executive committee held no meetings. Prior to the committee restructuring, the compensation committee held one meeting and the governance and conflicts committee held one meeting in April 2018.

The audit committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. As of the date hereof, the audit committee members are Nicholas Pitts-Tucker (chair), John Hsu and Stephen Wallace. All members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) since April 2018, potential conflicts and related party transactions.

The compensation and governance committee of the board consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the board; and (5) performing such other functions as the board may assign to the committee from time to time.

The executive committee of our board of directors was established in April 2017 to support the efficient functioning of the board by identifying, evaluating and coordinating, on behalf of the board, such matters as the committee determines should be preliminarily considered by the committee prior to consideration of such matters by the full board, and advising the board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the board in handling matters as to which, subject to applicable law, the board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of David Sokol (chair), Bing Chen and Lawrence Simkins.

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

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.

D.     Employees

As of December 31, 2018, approximately 4300 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers; and

•	all our current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us on or prior to February 21, 2019.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
David Sokol	3,281,621	1.5%
Bing Chen	*	*
Ryan Courson	*	*
Peter Curtis	*	*
Torsten Holst Pedersen	*	*
Tina Lai	*	*
John Hsu	*	*
Lawrence Simkins	*	*
Lawrence Chin	*	*
Stephen Wallace	*	*
Nicholas Pitts-Tucker(2)	*	*
All directors, executive officers, senior management and key employees as a group (11 persons)(3)	3,732,695	1.7%

(1)	Percentages are based on the 215,474,629 common shares that were issued and outstanding on March 1, 2019.
(2)

The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about February 6, 2019.

(3)

Includes an aggregate 100,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and 20,000 common shares issuable upon the exchange of phantom share units granted to certain executive officers. Please see note 14 to our consolidated financial statements included in this Annual Report for a description of these awards.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Class A common shares by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us on or about to March 1, 2019.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Percentage of Total Voting Securities
Dennis R. Washington(2)	45,451,493	21.1%	21.1%
Fairfax Financial Holdings Limited(3)	101,923,078	42.4%	42.4%
Copper Lion, Inc.(4)	14,007,238	6.5%	6.5%

(1)

Percentages are based on the 215,474,629 common shares that were issued and outstanding on March 1, 2019; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 1, 2019 plus 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)

The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 27, 2019. Lawrence Simkins, the manager of Deep Water and a director of the Company, has voting and investment power with respect to the common shares held by Deep Water.

(3)

The number of common shares shown for Fairfax Financial Holdings Limited consists of 76,923,078 common shares and warrants exercisable for up to 25,000,000 common shares. As of the date of this report, Fairfax Financial Holdings Limited has not exercised any of such warrants. This information is based on a Schedule 13D SEC filing made by Fairfax Financial Holdings Limited and certain affiliates on January 17, 2019.  The Schedule 13D filing lists other affiliated individuals and entities that beneficially own all or a portion of the 101,923,078 common shares beneficially owned by Fairfax Financial Holdings Limited. The filing also reports that an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One Zero Nine Holdco Limited, which total shares represent 42.7% of our outstanding common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).

(4)

The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 4, 2019. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence Simkins, a director of the Company, is a director of Copper Lion, Inc.

Our major holders of common shares do not have different voting rights than other holders of our common shareholders.

As of March 1, 2019, a total of 54,990,382 of our Class A common shares were held by 37 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.     Related Party Transactions

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our private placement with affiliates of Fairfax Financial Holdings Limited (the transaction by which they became a related party) and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

David Sokol, chairman of our board, is a director of certain of The Washington Companies and also a director of Copper Lion Inc. The Washington Companies is a group of privately held companies owned by Dennis R. Washington, who controls entities that together represent our second largest shareholder. He is a member of the board of directors of Copper Lion, Inc., one of our shareholders, which is the trustee of certain trusts of which sons of Dennis R. Washington are beneficiaries.

Lawrence Simkins, one of our directors, serves as the chief executive officer and president of certain of The Washington Companies and as manager of Deep Water Holdings LLC, and as a director on multiple private company boards with David Sokol. He is a member of the board of directors of Copper Lion, Inc.

Lawrence Chin, one of our directors, also serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax Financial Holdings Limited. Fairfax is currently our largest shareholder. Mr. Chin is one of the appointees to our board by the holders of the Fairfax Notes.

Stephen Wallace, one of our directors, is the other appointee to our board by the holders of the Fairfax Notes. Mr. Wallace has no employment relationship with Fairfax.

Employment Agreement with Current CEO Bing Chen

In October 2017, we entered into an employment agreement with Mr. Bing Chen to serve as our chief executive officer; this agreement was amended in August 2018 (as amended, the “Employment Agreement”).  Mr.

Chen commenced service as our chief executive officer on January 8, 2018.  The Employment Agreement provides that Mr. Chen will receive an annual base salary of approximately $1.1 million, an annual performance-based cash bonus of up to 120% of salary, a restricted stock grant of 500,000 Class A common shares to vest over a five-year period based on performance, as determined by the board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 Class A common shares at a price of $7.20 per share, vesting in equal tranches over five years. The restricted stock and stock options are subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances.

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

Employment Agreements with Senior Management

Our senior managers other than Mr. Chen, including Peter Curtis, Tina Lai, Torsten Pedersen and Ryan Courson, have employment arrangements with SSML. For more information about these employment agreements, see “Risk Factors — Risks Inherent in our Business — Our business depends upon certain employees”.

Private Placement of Notes and Warrants with Fairfax

During 2018 and 2019, Fairfax completed a series of investments in our company. For more information about these investments, see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2018 – 2019 Fairfax Investment.” Our chairman David Sokol serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Mr. Sokol and certain affiliates of Fairfax Financial Holdings Limited have significant investments in a North American-based consumer products business. Fairfax became a related party as a result of this private placement.

If the 25,000,000 warrants that were issued to Fairfax in July 2018 and the 38,461,539 warrants to be issued to Fairfax in January 2019 were outstanding and exercised in full, as of December 31, 2018, Fairfax’s shareholdings, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 42.7% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our acquisition of GCI, our acquisition of SMSL in 2012, the employment agreements entered into with our former CEO Gerry Wang, the August 2017 private placement of common stock to David Sokol, and the First and Second Fairfax Investments, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Shareholders entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a former member our board, David Sokol, chairman of our board, Gerry Wang, our former CEO, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

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

Dividend Policy

Our quarterly dividend is $0.125 per Class A common share. We intend to use a significant portion of our internally generated cash flow to fund our capital requirements and reduce our debt levels, and the dividend policy adopted by our Board contemplates the distribution of a portion of our cash available to pay dividends on our Class A common shares. We offer a dividend reinvestment plan for Class A common shareholders which provides shareholders with the opportunity to purchase additional common shares at a discount from the market price, as described in the prospectus for this plan.

Our Board could modify or revoke our dividend policy at any time. Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy, and the decision to make any distribution, will remain at all times entirely at the discretion of our Board. Accordingly, there can be no assurance that Seaspan will continue to pay regular quarterly dividends on our common shares at the current amount, or at all.

There are a number of factors that could affect the dividends on our Class A common shares in the future.  Many of these factors could also affect our ability to pay dividends on our preferred shares.  As a result of these factors, you may not receive dividends based on current amounts or at all.  These factors include, among others, the following:

•

we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, credit and capital lease repayment obligations, working capital requirements and other cash needs;

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

All dividends are subject to declaration by our Board.  Our Board may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts and manner stated above.

Please read “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.     Significant Changes

None.

Item 9.	The Offer and Listing

Not applicable.

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our articles of incorporation have previously been filed as Exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005 and are hereby incorporated by reference into this Annual Report. Amendments to our articles of incorporation were previously filed as Exhibit 3.2 to Form 8-A12B (File No. 1-32591), filed with the SEC on February 13, 2014 and as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015. Our second amended and restated articles of incorporation have previously been filed as Exhibit 3.1 to Form F-4 (File No. 333-225681) filed with the SEC on June 15, 2018 and are hereby incorporated by reference into this Annual Report. Our amended and restated bylaws were previously filed as Exhibit 1.2 to Form 20-F (File No. 333-32591), filed with the SEC on March 23, 2012, a first amendment to our amended and restated bylaws was previously filed as Exhibit 3.5 to Form 6-K (File No. 001-32591), filed with the SEC on April 30, 2015, a second amendment to our amended and restated bylaws was previously filed as Exhibit 3.3 to Form 6-K (File No. 001-32591), filed with the SEC on April 28, 2017 and our second amended and restated bylaws were previously filed as Exhibit 3.2 to Form F-4 (File No. 333-225681), filed with the SEC on June 15, 2018, and each are hereby incorporated by reference into this Annual Report. In connection with our issuances of series of our preferred shares and the authorization of Series R preferred shares with respect to our now terminated shareholders rights plan, we filed Statements of Designation with respect to each such series of preferred shares with the Registrar of

Corporations of the Republic of the Marshall Islands. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation. The Series D Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on December 13, 2012 and is hereby incorporated by reference into this Annual Report. The Series E Statement of Designation was previously filed as Exhibit 3.4 to Form 8-A12B filed on February 13, 2014 and is hereby incorporated by reference into this Annual Report. The Series G Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on June 16, 2016 and is hereby incorporated by reference into this Annual Report. The Series H Statement of Designation was previously filed as Exhibit 3.6 to Form 8-A12B filed on August 11, 2016 and is hereby incorporated by reference into this Annual Report. The Series I Statement of Designation was previously filed as Exhibit 3.3 to Form 8-A12B filed on September 19, 2018 and is hereby incorporated by reference into this Annual Report.

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

C.     Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Form of Indemnification Agreement between Seaspan Corporation and each of its directors and officers filed herewith.

(b) Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Form 6-K, filed with the SEC on October 12, 2017.

(c) First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on October 12, 2017.

(d) Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on February 15, 2018.

(e) Warrant Agreement, dated February 14, 2018, among Seaspan Corporation and each of the investors specified on the signature page thereto, previously filed as Exhibit 4.3 to Form 6-K, filed with the SEC on February 15, 2018.

(f) Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.4 to Form 6-K, filed with the SEC on February 15, 2018.

(g) Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Form 6-K, file with the SEC on February 22, 2018.

(h) Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Form 6-K, filed with the SEC on February 22, 2018.

(i) Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol, previously filed as Exhibit 10.1 to Form 6-K (File No. 1-32591), filed with the SEC on August 23, 2017.

(j) Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC, previously filed as Exhibit 4.1 to Form 6-K, furnished to the SEC on March 14, 2018.

(k) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC, previously filed as Exhibit 4.2 to Form 6-K, furnished to the SEC on March 14, 2018.

(l) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC, previously filed as Exhibit 4.7 to Form 6-K, furnished to the SEC on March 14, 2018.

(m) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Blue Water Commerce, LLC, previously filed as Exhibit 4.3.1 to Form 6-K, furnished to the SEC on March 14, 2018.

(n) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Greater China Industrial Investments LLC, previously filed as Exhibit 4.3.2 to Form 6-K, furnished to the SEC on March 14, 2018.

(o) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Tiger Management Limited, previously filed as Exhibit 4.3.3 to Form 6-K, furnished to the SEC on March 14, 2018.

(p) Subscription Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Blue Water Commerce, LLC and Deep Water Holdings, LLC, previously filed as Exhibit 4.6 to Form 6-K, furnished to the SEC on March 14, 2018.

(q) Amended and Restated Seaspan Investment Pledge and Collateral Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent, previously filed as Exhibit 4.9 to Form 6-K, furnished to the SEC on June 11, 2018.

(r) Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.5 to Form 6-K, furnished to the SEC on March 30, 2018.

(s) Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.6 to Form 6-K, furnished to the SEC on March 30, 2018.

(t) Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.7 to Form 6-K, furnished to the SEC on March 30, 2018.

(u) Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Form 6-K, furnished to the SEC on March 30, 2018.

(v) Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd, previously filed as Exhibit 4.9 to Form 6-K, furnished to the SEC on March 30, 2018.

(w) Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Form 6-K, furnished to the SEC on June 11, 2018.

(x) Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent, previously filed as Exhibit 4.9 to Form 6-K, furnished to the SEC on June 11, 2018.

(y) Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Form 6-K, furnished to the SEC on July 16, 2018.

(z) Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.9 to Form 6-K, furnished to the SEC on July 16, 2018.

(aa) Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.10 to Form 6-K, furnished to the SEC on July 16, 2018.

(bb) First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.2 to Form 6-K, furnished to the SEC on August 13, 2018.

(cc) Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.3 to Form 6-K, furnished to the SEC on September 4, 2018.

(dd) Underwriting agreement, dated as of September 12, 2018, by and among Seaspan Corporation, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc., as underwriters, pursuant to which Seaspan Corporation agreed to sell an aggregate of 6,000,000 of its Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share , previously filed as Exhibit 1.1 to Form 6-K, furnished to the SEC on September 19, 2018.

(ee) Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 1.1 to Form 6-K, furnished to the SEC on January 14, 2019.

(ff) Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.9 to Form 6-K, furnished to the SEC on January 17, 2019.

(gg) Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.10 to Form 6-K, furnished to the SEC on January 17, 2019.

(hh) Warrant Agreement, dated January 15, 2019, by and between Seaspan Corporation and the investors specified therein, previously filed as Exhibit 4.11 to Form 6-K, furnished to the SEC on January 17, 2019.

(ii) Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.12 to Form 6-K, furnished to the SEC on January 17, 2019.

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

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”), below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. However, U.S. Holders that are corporations owning at least 10% in vote or value of our stock may be able to deduct a “foreign-source portion” (that is, an amount which bears the same ratio to the dividend as our undistributed foreign-earnings bear to our total undistributed earnings) of the dividend received from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares should be treated as foreign source income.

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs below, a U.S. Holder who is not a CFC Shareholder, as discussed below, generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

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

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We were treated as a CFC in 2015 and 2016 and we believe that we will be treated as a CFC in 2018. It is unclear whether we would be treated as a CFC in future years.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

Generally, U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

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

Material Marshall Islands Tax Considerations

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

Material Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax consequences under the Canada Tax Act, as of the date of this Annual Report, that we believe are relevant to holders of shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This disclosure may not apply to United States limited liability companies or to insurers; accordingly, such holders should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This conclusion is based upon the assumptions that we are not, and are not deemed for any purpose of the Canada Tax Act to be, a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping” (as defined below), all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined generally as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic, including the chartering of ships, provided that, one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Material Hong Kong Tax Considerations

The following is a discussion of the expected material Hong Kong profits tax considerations applicable to U.S. shareholders in respect of the acquisition, holding, disposition or redemption of the shares of Seaspan Corporation. This discussion is based upon the provisions of the Inland Revenue Ordinance (Cap. 112) ("IRO") and the Stamp Duty Ordinance (Cap. 117) ("SDO") as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the Inland Revenue Department of Hong Kong (the "IRD"). Changes to the IRO, SDO or other relevant authorities may cause the Hong Kong profits tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Hong Kong tax considerations applicable to U.S. shareholders.

Tax on Dividends

Hong Kong does not impose withholding tax or otherwise in respect of dividends paid by Seaspan Corporation.

Capital Gain Tax

Hong Kong does not tax capital gains.

Profits Tax

Except for certain income which is deemed to be Hong Kong sourced, profits tax is only chargeable in Hong Kong at the then prevailing profits tax rate if the following conditions are fulfilled:

•	a person carries on trade, profession or business in Hong Kong;

•	profits (excluding profits arising from the sale of capital assets) are generated from such trade, profession or business; and

•	such profits are considered to be arising in or derived from Hong Kong.

Gains arising from the acquisition, holding, disposition or redemption of the shares of Seaspan Corporation effected outside of Hong Kong (e.g. on the New York Stock Exchange or the Registrar of Seaspan Corporation), should not be subject to Hong Kong profits tax.

Stamp Duty

No Hong Kong stamp duty is payable on the purchase and sale of the shares of Seaspan Corporation, which is not considered as Hong Kong stock even though it is registered under Part XVI of the Companies Ordinance (Cap. 622).

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

We are exposed to market risk from changes in interest rates and foreign currency fluctuations.  We use interest rate swaps to manage interest rate price risks.  We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2018, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion.  These interest rate swaps have a fair value of $115.9 million in the counterparties’ favor and $0.1 million in our favor.

The tables below provide information about our financial instruments at December 31, 2018 that are sensitive to changes in interest rates.  Please see notes 9 and 10 to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In thousands of USD	2019	2020	2021	2022	2023	Thereafter
Credit facilities(1)	$391,741	$305,779	$455,735	$687,887	$561,454	$478,829
Lease facilities(2)	37,820	41,184	42,459	43,801	87,143	281,289
Operating leases(3)	158,043	157,361	156,928	150,223	149,693	506,826

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

As of December 31, 2018, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2018 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.8700%	$539,114	$539,114	August 31, 2017	November 28, 2025	(2)
5.4200%	362,437	362,437	September 6, 2007	May 31, 2024
5.6000%	121,600	121,600	June 23, 2010	December 23, 2021	(3)
3.2675%	69,882	69,882	September 8, 2015	September 8, 2020
3.0900%	68,443	68,443	June 5, 2015	June 5, 2020
1.6000%	42,293	42,293	April 7, 2014	March 20, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap early at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of nonperformance. As of December 31, 2018, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by our counterparties in the fair value of our financial instruments as of December 31, 2018. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2018, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal controls over financial reporting as of December 31, 2018 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2018 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the preparation of the interim financial statements for the quarter ended June 30, 2018, management identified a material weakness in our internal controls over financial reporting relating to the timely recording of dividends declared and approved by our board of directors, which resulted in a $35.6 million understatement of current liabilities and deficit in our earnings press release dated August 1, 2018 (the “Earnings Release”).  A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The control deficiency did not result in a misstatement of our previously issued annual or quarterly consolidated financial statements, or of other unrelated financial information contained in the Earnings Release.  The dividend accrual has been correctly recorded in our June 30, 2018 financial statements presented in the Form 6-K filed on August 6, 2018, and in the corrected earnings press release dated August 6, 2018.

During the fourth quarter of fiscal 2018, we successfully completed the testing necessary to conclude that the material weakness has been remediated.

Except as noted above, there has been no change in our internal control over financial reporting as of December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.seaspancorp.com).  We also intend to disclose any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder.  Please contact our Chief Financial Officer for any such request at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong China, Fax: +852-2540-1689.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2018 was KPMG LLP, Chartered Professional Accountants.

In 2018 and 2017, the fees billed to us by the accountants for services rendered were as follows:

	2018	2017
Audit Fees	$1,074,100	$778,900
Tax Fees	404,800	77,900
	$1,478,900	$856,800

Audit Fees

Audit fees for 2018 include fees related to our annual audit, quarterly reviews and audit related fees that relate to the public offerings of our Series I Preferred Shares and various registration statements.

Audit fees for 2017 include fees related to our annual audit, quarterly reviews and audit related fees that relate to the public offerings of our common and preferred shares.

Tax Fees

Tax fees for 2018 and 2017 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018 and 2017.

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

The following financial statements, together with the reports of KPMG LLP, Chartered Accountants thereon, are filed as part of this Annual Report:

SEASPAN CORPORATION

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1

Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to Seaspan Corporation’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

1.2

Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

1.3

Second Articles of Amendment to the Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on April 30, 2015).

1.4	Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to Seaspan Corporation’s Form 20-F (File No. 333-32591), filed with the SEC on March 26, 2012).

1.5

First Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on April 30, 2015).

1.6

Second Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on April 28, 2017).

1.7

Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, dated December 12, 2012 (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on December 13, 2012).

1.8

Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, dated February 6, 2014 (incorporated herein by reference to Exhibit 3.4 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

1.9

Statement of Designation of the 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G, dated June 15, 2016 (incorporated herein by reference to Exhibit 3.6 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on June 16, 2016).

2.1

Statement of Designation of the 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, dated August 10, 2016 (incorporated herein by reference to Exhibit 3.6 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on August 11, 2016).

2.2

Specimen of Share Certificate of Seaspan Corporation (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

2.3

Specimen of Share Certificate of Seaspan Corporation 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on December 13, 2012).

2.4

Specimen of Share Certificate of Seaspan Corporation 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on February 13, 2014).

Exhibit Number	Description
2.5

Specimen of Share Certificate of Seaspan Corporation 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on June 16, 2016).

2.6

Specimen of Share Certificate of Seaspan Corporation 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on August 11, 2016).

2.7

Second Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to Seaspan Corporation’s Form F-4 (File No. 333-225681), filed with the SEC on June 15, 2018).

2.8

Second Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to Seaspan Corporation’s Form F-4 (File No. 333-225681), filed with the SEC on June 15, 2018).

2.9

Statement of Designation of the Seaspan Corporation Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares of Seaspan Corporation—Series H (incorporated herein by reference to Exhibit 3.3 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on September 19, 2018).

3.0

Specimen of Share Certificate of Seaspan Corporation Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares of Seaspan Corporation—Series H (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 8-A12B (File No. 001-32591), filed with the SEC on September 19, 2018).

4.1

Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.2

Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 2, 2009).

4.3

Seaspan Corporation Stock Incentive Plan, as amended and restated on December 19, 2017 (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Registration Statement on Form S-8 (File No. 333-222216), filed with the SEC on December 21, 2017).

4.4

Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Form 6-K/A (File No. 001-32591), furnished to the SEC on October 10, 2007).

4.5

Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 20-F (File No. 001-32591), filed with the SEC on March 30, 2011).

4.6*	Form of Indemnification Agreement between Seaspan Corporation and its directors and officers.

4.7

U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 9, 2007).

Exhibit Number	Description

4.8

Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011, previously filed as Exhibit 4.3 to Form 6-K (incorporated herein by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2011).

4.9	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2011).

4.10

Registration Rights Agreement, dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 30, 2012).

4.11

Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on April 4, 2014).

4.12

First Supplemental Indenture, dated April 3, 2014, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on April 4, 2014).

4.13

Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on October 12, 2017).

4.14

First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on October 12, 2017).

4.15

Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.16

Warrant Agreement, dated February 14, 2018, among Seaspan Corporation and each of the investors specified on the signature page thereto (incorporated herein by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.17

Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.18

Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 22, 2018).

4.19

Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 22, 2018).

4.20

Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2017).

Exhibit Number	Description
4.21

Agreement and plan of merger, dated as of March  13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.22

Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.23

Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC (incorporated by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.24

Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Blue Water Commerce, LLC (incorporated by reference to Exhibit 4.3.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.25

Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.3.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.26

Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Tiger Management Limited (incorporated by reference to Exhibit 4.3.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.27

Subscription Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Blue Water Commerce, LLC and Deep Water Holdings, LLC (incorporated by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.28

Amended and Restated Seaspan Investment Pledge and Collateral Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent (incorporated herein by reference to Exhibit  4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on June 11, 2018).

4.29

Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.30

Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.31

Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.32

Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

Exhibit Number	Description
4.33

Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.34

Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on June 11, 2018).

4.35

Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on June 11, 2018).

4.36

Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.37

Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.38

Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.39

First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 13, 2018).

4.40

Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on September 4, 2018).

4.41

Underwriting agreement, dated as of September 12, 2018, by and among Seaspan Corporation, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc., as underwriters, pursuant to which Seaspan Corporation agreed to sell an aggregate of 6,000,000 of its Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (incorporated by reference to Exhibit 1.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on September 19, 2018).

4.42

Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2019).

4.43

Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

Exhibit Number	Description
4.44

Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.45

Warrant Agreement, dated January 15, 2019, by and between Seaspan Corporation and the investors specified therein (incorporated by reference to Exhibit 4.11 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.46

Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

8.1*	Subsidiaries of Seaspan Corporation.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan’s Chief Financial Officer.

13.1*	Seaspan Corporation Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Seaspan Corporation Certification of Ryan Courson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP, relating to the Company Financial Statements

15.2*	Consent of KPMG LLP, relating to the GCI Financial Statements

101	The following financial information from Seaspan Corporation’s Report on Form 20-F for the year ended December 31, 2018, formatted in Extensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017;
(b) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016;
(c) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016;
(d) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016;
(e) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and
(f) Notes to the Interim Consolidated Financial Statements.

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Seaspan Corporation’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 25, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” included in Item 15 of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion

Definition and Limitations of Internal Control Over Financial Reporting

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

March 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has prospectively changed its method of accounting for acquisitions in the year ended December 31, 2018 due to the adoption of Accounting Standards Update 2017-01, “Clarifying the Definition of a Business”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada

March 25, 2019

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2018 and 2017

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$357,327	$253,176
Short-term investments	2,532	104
Accounts receivable (note 4)	13,001	11,678
Loans to affiliate (note 4)	—	36,100
Prepaid expenses and other	36,519	44,869
Gross investment in lease (note 5)	44,348	35,478
Fair value of financial instruments (note 18(c))	113	—
	453,840	381,405
Vessels (note 6)	5,926,274	4,537,216
Gross investment in lease (note 5)	817,631	687,896
Goodwill	75,321	75,321
Other assets (note 7)	204,931	196,304
	$7,477,997	$5,878,142
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 15(a))	$70,211	$63,220
Current portion of deferred revenue (note 8)	55,915	55,367
Current portion of long-term debt (note 9)	722,641	257,800
Current portion of long-term obligations under capital lease (note 10)	48,384	43,912
Current portion of other long-term liabilities (note 11)	32,243	23,635
	929,394	443,934
Deferred revenue (note 8)	376,884	328,681
Long-term debt (note 9)	2,764,900	2,192,833
Long-term obligations under capital lease (note 10)	591,372	595,016
Other long-term liabilities (note 11)	180,157	199,386
Fair value of financial instruments (note 18(c))	127,172	168,860
Total liabilities	4,969,879	3,928,710

Puttable preferred shares; $0.01 par value; 1,986,449 issued and outstanding (2017 - nil) (notes 3 and 12)	48,139	—

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2017 – 150,000,000); 33,272,706 shares issued and outstanding (2017 – 32,872,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2017 – 200,000,000); 176,835,837 shares issued and outstanding (2017 – 131,664,101)	2,102	1,646
Treasury shares	(371)	(377)
Additional paid in capital	3,126,457	2,752,988
Deficit	(645,638)	(781,137)
Accumulated other comprehensive loss	(22,571)	(23,688)
	2,459,979	1,949,432
	$7,477,997	$5,878,142

Commitments and contingencies (note 16)

Subsequent events (note 20)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
Revenue	$1,096,331	$831,324	$877,905
Operating expenses:
Ship operating	219,270	183,916	192,327
Cost of services, supervision fees	—	1,300	7,390
Depreciation and amortization	245,801	199,938	216,098
General and administrative	31,565	40,091	32,118
Operating leases (note 11)	129,747	115,544	85,910
Loss (gain) on disposals (note 6)	—	(13,604)	31,876
Expenses related to customer bankruptcy	—	1,013	19,732
Vessel impairments	—	—	285,195
	626,383	528,198	870,646
Operating earnings	469,948	303,126	7,259
Other expenses (income):
Interest expense and amortization of deferred financing fees	212,065	116,389	119,882
Interest income	(4,197)	(4,558)	(8,455)
Refinancing expenses	—	—	1,962
Acquisition related gain on contract settlement	(2,430)	—	—
Change in fair value of financial instruments (note 18(c))	(15,490)	12,631	29,118
Equity income on investment (note 7)	(1,216)	(5,835)	(188)
Other expense	2,418	9,262	3,979
	191,150	127,889	146,298
Net earnings (loss)	$278,798	$175,237	$(139,039)
Earnings (loss) per share (note 13):
Class A common share, basic	$1.34	$0.94	$(1.89)
Class A common share, diluted	1.31	0.94	(1.89)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
Net earnings (loss)	$278,798	$175,237	$(139,039)
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 18(c))	1,117	2,859	4,373
Comprehensive income (loss)	$279,915	$178,096	$(134,666)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2018, 2017 and 2016

				Number of non-						Accumulated
	Series D puttable		Number of	puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015, carried forward	—	$—	98,622,160	23,673,403	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	5,600,000	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—		7,800,000	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	—	—	6,770,408	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on Class A common shares ($1.50 per share)	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares (Series C - $1.19 per share; Series D - $1.99 per share; Series E - $2.06 per share; Series F - $0.79 per share; Series G - $0.76 per share; Series H - $0.43 per share)	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	—	—	286,009	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	164,235	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	—	—	446,643	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	—	—	(564,270)	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	—	—	(13,321,774)	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	—	—	(2,539)	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016, carried forward	—	$—	105,722,646	32,751,629	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2018, 2017 and 2016

				Number of non-						Accumulated
	Series D puttable		Number of	puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016, carried forward	—	$—	105,722,646	32,751,629	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	175,237	—	175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	2,859	2,859
Preferred shares issued	—	—	—	121,077	—	1	—	2,956	—	—	2,957
Class A common shares issued	—	—	19,550,000	—	196	—	—	121,152	—	—	121,348
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(2,649)	—	—	(2,649)
Dividends on Class A common shares ($0.75 per share)	—	—	—	—	—	—	—	—	(83,615)	—	(83,615)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series F - $1.74 per share; Series G - $2.05 per share; Series H - $1.97 per share)	—	—	—	—	—	—	—	—	(64,416)	—	(64,416)
Shares issued through dividend reinvestment program	—	—	3,300,537	—	33	—	—	21,752	—	—	21,785
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	1,246,604	—	13	—	—	17,307	—	—	17,320
Other share-based compensation	—	—	1,846,892	—	18	—	—	12,196	(847)	—	11,367
Treasury shares	—	—	(2,578)	—	—	—	(10)	—	—	—	(10)
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2018, 2017 and 2016

				Number of non-						Accumulated
	Series D puttable		Number of	puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	278,798	—	278,798
Other comprehensive income	—	—	—	—	—	—	—	—	—	1,117	1,117
Class A common shares issued	—	—	2,514,996	—	25	—	—	13,883	—	—	13,908
Series D preferred shares issued (note 3)	1,986,449	46,676	—	—	—	—	—	—	—	—	—
Series I preferred shares issued (note 12(b))	—	—	—	6,000,000	—	60	—	149,940	—	—	150,000
Warrants issued (note 12(c))	—	—	—	—	—	—	—	67,523	—	—	67,523
Exercise of warrants (note 12(c))	—	—	38,461,539	—	385	—	—	328,178	—	—	328,563
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(74,339)	—	—	(74,339)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	—	(72,744)	—	(72,744)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series F - $1.77 per share; G - $2.05; Series H - $1.97 per share; Series I - $0.23 per share)	—	—	—	—	—	—	—	—	(68,712)	—	(68,712)
Accretion of preferred shares with holder put option	—	1,463	—	—	—	—	—	—	(1,463)	—	(1,463)
Redemption of Series F preferred shares (note 12(b))	—	—	—	(5,600,000)	—	(56)	—	(139,944)	—	—	(140,000)
Shares issued through dividend reinvestment program	—	—	2,986,159	—	30	—	—	22,777	—	—	22,807
Share-based compensation expense (note 14): Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	325,221	—	3	—	—	3,131	—	—	3,134
Other share-based compensation	—	—	890,927	—	9	—	—	2,320	(380)	—	1,949
Treasury shares	—	—	(7,106)	—	—	—	6	—	—	—	6
Balance, December 31, 2018, carried forward	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(645,638)	$(22,571)	$2,459,979
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
Cash from (used in):
Operating activities:
Net earnings (loss)	$278,798	$175,237	$(139,039)
Items not involving cash:
Depreciation and amortization	245,801	199,938	216,098
Share-based compensation (note 14)	3,134	17,526	6,378
Amortization of deferred financing fees, debt discount and fair value of long-term debt	19,947	11,899	14,181
Amounts reclassified from other comprehensive loss to interest expense (note 18(c))	333	1,927	3,407
Unrealized change in fair value of financial instruments	(57,445)	(44,060)	(53,998)
Acquisition related gain on contract settlement	(2,430)	—	—
Equity income on investment (note 7)	(1,216)	(5,835)	(188)
Refinancing expenses and recoveries	—	—	1,677
Operating leases (note 11)	(23,594)	(22,589)	(19,003)
Amortization of acquired revenue contracts	8,117	4,511	3,273
Vessel impairments	—	—	285,195
Expenses related to customer bankruptcy	—	—	18,883
Loss (gain) on disposals	—	(13,604)	31,876
Other	16	6,690	34
Changes in assets and liabilities:
Accounts receivable	15,495	16,584	(21,711)
Lease receivable	44,275	8,141	17,783
Prepaid expenses and other	17,457	(11,223)	2,108
Deferred dry-dock	(10,264)	(8,709)	(20,741)
Accounts payable and accrued liabilities	(8,288)	2,270	(8,693)
Deferred revenue	(46,806)	(7,377)	4,778
Other long-term liabilities	(1,470)	—	—
Fair value of financial instruments	1,991	(8,107)	(31,211)
Cash from operating activities	483,851	323,219	311,087
Financing activities:
Preferred shares issued, net of issuance costs (note 12(b))	144,375	2,690	541,694
Common shares issued, net of issuance costs (note 12(a))	—	118,966	95,978
Draws on credit facilities	325,600	—	220,485
Repayment of credit facilities	(469,662)	(455,005)	(704,291)
2025 Notes and 2018 Warrants issued	250,000	—	—
Senior unsecured notes issued (note 9)	—	80,000	—
Senior unsecured notes repurchased, including related expenses	(17,529)	(7,075)	—
Draws on long-term obligations under capital lease	46,964	176,254	180,750
Repayment of long-term obligations under capital lease	(48,140)	(26,198)	(24,733)
Common shares repurchased, including related expenses	—	—	(8,269)
Preferred shares redeemed, including related expenses	(143,430)	—	(333,074)
Proceeds from exercise of 2018 Warrants	250,000	—	—
Financing fees	(16,122)	(8,226)	(12,992)
Dividends on common shares	(49,937)	(61,830)	(148,556)
Dividends on preferred shares	(65,765)	(64,416)	(54,085)
Proceeds from sale-leaseback of vessels	—	90,753	354,000
Cash from (used in) financing activities	206,354	(154,087)	106,907
Investing activities:
Expenditures for vessels	(318,740)	(338,518)	(343,552)
Short-term investments	(2,428)	307	3,004
Net proceeds from vessel disposals	—	37,091	12,078
Proceeds from sale of leased vessels	—	—	20,000
Loans to affiliate (note 4)	—	(2,677)	(18,096)
Repayment of loans to affiliate (note 4)	—	22,325	67,831
Other assets	(1,417)	(2,384)	(6,677)
Acquisition of GCI (note 3)	(333,581)	—	—
Cash acquired from GCI acquisition (note 3)	70,121	—	—
Cash used in investing activities	(586,045)	(283,856)	(265,412)
Increase (decrease) in cash and cash equivalents	104,160	(114,724)	152,582
Cash and cash equivalents and restricted cash, beginning of year	267,236	381,960	229,378
Cash and cash equivalents and restricted cash, end of year	$371,396	$267,236	$381,960

Supplemental cash flow information (note 15(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

1.       General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

2.       Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

At December 31, 2018, the Company had a working capital deficiency of $475,554,000 which included $320,396,000 of senior unsecured notes maturing in April 2019. This deficit was fully funded in January 2019 by aggregate proceeds of $500,000,000, received on issuance of $250,000,000 in debentures and warrants to purchase 38,461,539 Class A common shares at $6.50 per share, which were immediately exercised.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

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

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on long-term obligations under capital leases is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term. Amortization of deferred financing fees is recorded as interest expense.

(i)	Revenue recognition:

The Company derives its revenue primarily from the charter of its vessels.  Each charter agreement is evaluated and classified as an operating or capital lease.  For time charters classified as operating leases, revenue for the lease and service components is recognized each day the vessel is on-hire and performance obligations are satisfied.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

For capital leases that are sales-type leases, the difference between the gross investment in the lease and the present value of its components, i.e. the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. Unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease.

Revenue from vessel management is recognized each day the vessel is managed, when services are provided and the performance obligations are satisfied.

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

From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period.  Derivatives that mature within one year are classified as current.  For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

(l)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(m)	Share-based compensation:

The Company has granted restricted shares, phantom share units, performance share units, SARs, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost is measured at the grant date fair values as follows:

•	Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares on the date of the grant.
•	SARs and performance share units are measured at fair value using the Monte Carlo model.
•	Stock options are measured at fair value using the Black-Scholes model.

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

The if-converted method is used to compute the dilutive effect of the Company’s convertible preferred shares. Under the if-converted method, dividends applicable to the convertible preferred shares are added back to earnings attributable to common shareholders, and the convertible preferred shares and paid-in kind dividends are assumed to have been converted at the share price applicable at the end of the period.  The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive.

The cumulative dividends applicable to the Series D, E, F, G, H and I preferred shares reduce the earnings available to common shareholders, even if not declared.

(o)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:

•	reported amounts of assets and liabilities,
•	disclosure of contingent assets and liabilities at the balance sheet dates and
•	reported amounts of revenue and expenses during the reporting fiscal periods.

Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:

•	assessment of going concern;

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

•	assessment of vessel useful lives;
•	expected vessel salvage values;
•	recoverability of the carrying value of vessels which are subject to future market events;
•	carrying value of goodwill; and
•	fair value of interest rate swaps, other derivative financial instruments and share-based awards.
(p)	Comparative information:

Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

(q)	Recently adopted accounting pronouncements:
Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under previous accounting standards, service revenue was recognized when the amounts were fixed or determinable, services had been rendered and collectability was reasonably assured.  Under ASU 2014-09, recognition of such service revenue occurs when the services are provided and the performance obligations are satisfied.  The Company evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition are substantially the same as under the previous revenue standard. The Company adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There is no impact on the Company’s consolidated financial statements.

Definition of a Business

Effective January 1, 2018, the Company adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses.  The Company analyzed its March 13, 2018 acquisition of Greater China Intermodal Investments LLC (“GCI”) under this standard (see note 3).

Statement of Cash Flows – Restricted cash

Effective January 1, 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows – Restricted Cash”, which requires that a statement of cash flows explain the change during the period in cash, cash equivalents and restricted cash.  In addition, the amounts of restricted cash and nature of the restrictions are required to be disclosed.  The Company’s consolidated statements of cash flows and supplemental cash flow note reflect the changes as required.

Equity-Linked Financial Instruments with Down Round Features

Effective January 1, 2018, the Company elected to early adopt ASU 2017-11, “Earnings Per Share”, which changes the classification analysis of certain equity-linked financial instruments with down round features.  When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

(r)	Recent accounting pronouncements:

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases”, which requires lessees to recognize all rights and obligations created by those leases, including operating leases, with a term greater than 12 months on the balance sheet.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

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

In July 2018, the FASB issued ASU 2018-11, “Leases – Targeted Improvements” that allows lessors to elect, as a practical expedient, to not separate lease and non-lease components and allows these components to be accounted for as a single lease component if both (1) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. The Company will elect this expedient upon adoption.

The Company intends to adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method, whereby a cumulative effect adjustment will be made as of that day with no retrospective effect.  The Company also intends to elect to apply the package of practical expedients such that for any expired or existing leases it will not reassess lease classification, initial direct costs or whether any expired or existing contracts are or contain leases.

The adoption of ASU 2016-02 will result in a change in the accounting method for certain of the Company’s sale-leaseback transactions and office leases.  Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these sale-leaseback transactions and office leases of approximately $1.1 billion based on the present value of the future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized.  The existing deferred gain related to the sale-leaseback transactions of $0.2 billion will be eliminated through a credit directly to retained earnings. The impact on the Company’s consolidated balance sheet will be an increase to its assets and liabilities. Operating lease expense related to these sale-leaseback transactions and office leases will be recognized on a straight-line basis over the term of the lease, adjusted for changes in interest rate-based variable lease payments in the period of change. This will result in a timing difference in expense recognition on the consolidated statement of operations.

The adoption of ASU 2016-02 will require the Company to complete its lease classification assessment at lease commencement rather than when a lease is entered into.  Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost. If such charters were classified as direct financing leases at the time the lease was entered into, no gain or loss was recognized subsequently on commencement of the charter.  On adoption of ASU 2016-02, the fair value of the vessel will be determined based on information available at the lease commencement date, rather than lease inception date, and any difference in the fair value of the vessel upon commencement of the charter and its carrying value will be recognized as a gain or loss upon commencement of the charter.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

Measurement of credit loss

In June 2016, FASB issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Fair value measurement

In August 2015, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

3.       Acquisition of GCI:

On March 13, 2018, the Company acquired the remaining 89.2% of equity interest in GCI from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331,904
1,986,449 of the Company's Series D preferred shares	47,158
2,514,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  If there are no claims for indemnification, the escrowed amount will be released within two business days after March 13, 2019.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, the date the acquisition closed. The initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share. Therefore, these Series D preferred shares are recorded as temporary equity.

The Company incurred $1,910,000 of acquisition-related costs that have been capitalized as a cost of the net assets acquired.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.

Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

The following table summarizes the value attributed to the identifiable assets acquired and liabilities assumed;

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407
Total assets acquired	1,581,396
Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150
Net assets acquired	$498,050

As part of the acquisition, the Company purchased certain identifiable contracts (time charters) which had an estimated useful life of 5.3 years and is recorded in Other Assets and Other Long-Term Liabilities.

4.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 3) and consolidated GCI from the date of acquisition. At December 31, 2018, the Company had nil (2017 - $36,100,000) due from GCI recorded as loans to affiliate, relating to payments made in connection with vessels GCI acquired pursuant to a right of first refusal. The loans bore interest at rates from 5% to 6% per annum.

At December 31, 2018, the Company had nil (2017 - $1,385,500) due to GCI included in accounts payable and accrued liabilities.

At December 31, 2018, the Company had $255,000 (2017 - $318,500) due from other related parties included in accounts receivable.

(b)	The Company incurred the following income or expenses with related parties:

	2018	2017	2016
Fees paid:
Interest expense	$19,380	$—	$—
Arrangement fees	—	1,827	7,598
Transaction fees	—	2,262	6,317
Income earned:
Interest income	427	2,677	7,513
Management fees	914	4,447	4,266
Supervision fees	—	1,300	7,800

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

In February 2018, the Company issued to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due in 2025 (“2025 Notes”) and warrants to purchase 38,461,539 of the Company’s Class A common shares for an aggregate purchase price of $250,000,000 (“2018 Warrants”) (note 9). The 2025 Notes are secured by ownership interest in Greater China Intermodal Investments LLC. The proceeds of the 2025 Notes and the 2018 Warrants were allocated to each security on a relative fair value basis.  The indenture relating

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

to the 2025 Notes provides that, subject to certain limitations, the Fairfax investors will have the right to designate a maximum of two members to the Company’s Board of Directors.

On March 13, 2018, the Company and Fairfax entered into a subscription agreement pursuant to which the Company agreed to sell, and Fairfax agreed to purchase, $250,000,000 in aggregate principal amount of 5.50% senior notes due in 2026 (“2026 Notes”) and warrants to purchase 38,461,539 Class A common shares at an exercise price of $6.50 per share in January 2019 (“2019 Warrants”).

On May 31, 2018, the Company entered into an agreement with Fairfax to receive a $500,000,000 equity investment through the early exercise of the 2018 Warrants on July 16, 2018 and 2019 Warrants on January 15, 2019.

In consideration for the early exercise of the 2018 and 2019 Warrants, on July 16, 2018, Fairfax was issued additional seven-year warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share (“New Warrants”). As a result of these transactions, Fairfax became a related party.  Interest expense relates to interest expense on the 2025 Notes.

Arrangement fees were paid to a company controlled by a former director in connection with services associated with debt and lease financings. The former director resigned from the Board of Directors in April 2017 and the agreement governing the arrangement fees was terminated. In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other Expenses in 2017.

During the year ended December 31, 2017, transaction fees were paid to the Company’s former CEO in connection with services he provided relating to new build, purchase or sale contracts. These fees were capitalized to vessels. The obligation was contractually entered into during the former CEO’s employment and was paid in the Company’s common shares during the year ended December 31, 2018. The former CEO’s employment ended on December 31, 2017, at which time he was no longer considered a related party.

Prior to March 13, 2018, interest income earned on the balance due from GCI was included in loans to affiliate. Prior to March 13, 2018, management and supervision fees earned from GCI for the management of GCI’s existing and newbuild vessels, respectively, were included in revenue.

5.       Gross investment in lease:

	2018	2017
Gross investment in lease	$861,979	$723,374
Current portion	(44,348)	(35,478)
	$817,631	$687,896

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase each vessel for $32,000,000. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

In 2017, four of the five 11000 TEU vessels delivered and commenced their 17-year bareboat charters. In January 2018, the fifth 11000 TEU vessel was delivered and commenced its 17-year bareboat charter.

6.      Vessels:

December 31, 2018	Cost	Accumulated depreciation	Net book value
Vessels	$8,004,011	$2,077,737	$5,926,274

December 31, 2017	Cost	Accumulated depreciation	Net book value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

During the year ended December 31, 2018, the Company capitalized interest costs of $769,000 (2017 – $9,757,000) to vessels under construction.

In 2017, the Company sold four 4250 TEU vessels; the Seaspan Alps, Seaspan Kenya, Seaspan Mourne and Seaspan Grouse for net sale proceeds of $37,100,000, resulting in a gain on disposition of $13,604,000.

In 2016, the Company sold two 4600 TEU vessels; the Seaspan Excellence and Seaspan Efficiency for net sale proceeds of $12,078,000, resulting in a loss on disposition of $31,876,000.

At December 31, 2018, the Company did not identify any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded at December 31, 2018.

The Company performed an impairment test of its vessels as of December 31, 2017. As of December 31, 2017, the Company concluded that there were circumstances which could be considered indicators that the carrying amount of its vessels may not be recoverable. Although short-term charter rates and vessel market value for smaller vessels, which are at the highest risk of impairment, had generally shown improvement during 2017, time charter rates and vessel market values had remained volatile during 2017 and did not show indication of being stabilized in any meaningful manner. The Company believed the continued instability in the market during 2017 to be an indicator of possible impairment. As a result, the Company performed an impairment test of its vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

As of December 31, 2016, the Company recorded non-cash vessel impairments of $285,195,000 on 16 vessels held for use, which included four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

7.     Other assets:

	2018	2017
Equity investment in affiliate (a)	$—	$60,683
Intangible assets (b)	111,968	27,486
Deferred dry-dock (c)	36,660	42,536
Deferred financing fees (c)	17,286	19,484
Restricted cash (d)	14,069	14,060
Capital assets	600	3,268
Other	24,348	28,787
Other assets	$204,931	$196,304

(a)	Equity investment in affiliate

In March 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. The Company accounted for its 10.8% investment in                                                  GCI using the equity method. As at December 31, 2017, the equity investment of $60,683,000 was comprised of the Company’s capital contribution of $51,406,000 and its cumulative equity income on investment of $9,277,000. On March 13, 2018, the Company acquired the remaining 89.2% (note 3).

(b)	Intangible assets

Intangible assets primarily comprises of the fair value of time charter contracts acquired. In connection with the acquisition of GCI on March 13, 2018 (note 3), the Company recognized $100,750,000 for the fair value of time charter contracts. During the year ended December 31, 2018, the Company recorded $16,269,000 of amortization expense related to all acquired contracts.

The future amortization expense related to the fair value of all time charter contracts acquired is approximated as follows:

2019	$19,739
2020	19,223
2021	17,658
2022	16,090
2023	12,390
Thereafter	25,199
$110,299

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

(c)	Deferred charges

During the years ended December 31, 2018 and 2017, changes in deferred charges were as follows:

	Dry-docking	Financing fees
December 31, 2016	$49,037	$19,062
Costs incurred	8,708	2,554
Amortization expensed (1)	(15,209)	(2,132)
December 31, 2017	$42,536	$19,484
Costs incurred	10,756	27
Amortization expensed (1)	(16,632)	(2,225)
December 31, 2018	$36,660	$17,286

_____________

(1)

Amortization of dry-docking costs is included in depreciation and amortization. Amortization of financing fees is included in interest expense and amortization of deferred financing fees, unless it qualifies for capitalization.

(d)	Restricted cash

Restricted cash represents amounts required to be set aside by contractual agreement for two of the Company’s capital leases. The restriction will be removed upon termination of the charter agreements.

8.      Deferred revenue:

	2018	2017
Deferred revenue on time charters	$22,318	$26,907
Deferred interest on lease receivable	410,481	355,451
Other deferred revenue	—	1,690
Deferred revenue	432,799	384,048
Current portion of deferred revenue	(55,915)	(55,367)
Deferred revenue	$376,884	$328,681

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

9.      Long-term debt:

	2018	2017
Long-term debt:
Revolving credit facilities (a) (c)	$788,198	$854,121
Term loan credit facilities (b) (c)	2,158,743	1,196,016
Senior unsecured notes (d)	400,396	417,925
2025 Notes (e)	250,000	—
	3,597,337	2,468,062
Fair value adjustment on term loan credit facilities (b)	(2,339)	—
Debt discount on 2025 Notes (e)	(83,392)	—
Deferred financing fees	(24,065)	(17,429)
Long-term debt	3,487,541	2,450,633
Current portion of long-term debt	(722,641)	(257,800)
Long-term debt	$2,764,900	$2,192,833
(a)	Revolving facilities

As of December 31, 2018, the Company had four revolving credit facilities (“Revolvers”) available and a line of credit which provided for aggregate borrowings of up to $938,209,000 (2017 – $974,132,000), of which $150,011,000 (2017 - $120,000,000) was undrawn. One of the term loan facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

In February 2018, the Company cancelled its $120,000,000 364-day, unsecured revolving loan facility, which had not been drawn.

In August 2018, the Company entered into a two-year revolving credit facility to draw up to $150,000,000 for use in general corporate purposes. The facility bears interest at LIBOR plus margin. Under certain events, including receipt of proceeds from various other financings, the Company’s cash balance being outside of a certain range or change of control, prepayments may be required on portions of the outstanding balance. The Company has pledged ownership interest in Greater China Intermodal Investments LLC as collateral for this revolving facility and for the 2025 Notes. As of December 31, 2018, no amounts have been drawn under the revolving facility.

The revolvers mature between August 2019 and December 2023.

The following is a schedule of future minimum repayments of revolving credit facilities as of December 31, 2018:

2019	$197,320
2020	53,281
2021	56,416
2022	422,941
2023	58,240
$788,198

Interest is calculated as one month LIBOR plus a margin per annum. At December 31, 2018, the one month average LIBOR was 2.4% (2017 – 1.5%) and the margins ranged between 0.5% and 1.4% (2017 – 0.5% and 1.4%) for revolving credit facilities. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 3.0% at December 31, 2018 (2017 – 2.2%). Interest payments are made monthly.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

The Company is subject to commitment fees ranging between 0.2% and 0.5% (2017 – 0.2% and 0.4%) calculated on the undrawn amounts under the various facilities.

For secured facilities, revolver loan payments are made in semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership for the secured facilities. One revolving facility, with a principal outstanding of $58,240,000, is due in full at maturity on December 31, 2023.

(b)	Term Loans

As of December 31, 2018, the Company had $2,158,743,000 (2017 - $1,301,616,000) of Term Loans available, of which nil (2017 - $105,600,000) was undrawn. One of the Term Loans has a revolving loan component which has been included in the Revolvers.

In March 2018, the Company entered into a secured Term Loan for $100,000,000 which bears interest at LIBOR plus a margin.  The facility is secured by 11 vessels currently owned by the Company which were previously unencumbered.

As part of the acquisition of GCI on March 13, 2018, the Company assumed long-term debt which was recorded at its fair value of $1,038,081,000 (note 3). The assumed long-term debt consists primarily of 12 Term Loans to finance 16 operating vessels.  The Term Loans bear interest at LIBOR plus a margin.

In April 2018, the Company entered into a secured Term Loan for up to $120,000,000 to finance two 10000 TEU vessels that were delivered in May 2018.  The loan bears interest at LIBOR plus a margin.

In August 2018, the Company made a repayment of $29,200,000 for the remaining principal balance of one of its secured Term Loans. As of December 31, 2018, as a result of the repayment on the secured Term Loan, four vessels were unencumbered. The Company also made a prepayment of $29,000,000 for the remaining balance of another unsecured Term Loan.

In September 2018, the Company made a repayment of $100,900,000 on the principal balance of one of its secured Term Loans. As of December 31, 2018, as a result of the repayment on the secured Term Loan, two of the four vessels under security were unencumbered.

In November 2018, the Company made a repayment of $36,484,000 for the remaining principal balance of another secured Term Loan. As of December 31, 2018, as a result of the repayment on the secured Term Loan, six vessels were in the process of becoming unencumbered (note 20).

Term Loans mature between September 2020 and January 2030.

The following is a schedule of future minimum repayments of Term Loans as of December 31, 2018:

2019	$207,194
2020	265,270
2021	412,091
2022	277,719
2023	517,640
Thereafter	478,829
$2,158,743

Certain Term Loans, with a total principal outstanding of $2,093,228,000, have interest calculated as one month, three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. At December 31, 2018, the one month, three month and six month average LIBOR was 2.4%, 2.6% and 2.5%, respectively (2017 – 1.6%, 1.5% and 1.5%, respectively) and the margins ranged between 0.4% and 4.8% (2017 – 0.4% and 4.8%) for Term Loans.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

One Term Loan, with a total principal outstanding of $65,515,000 (2017 – $78,288,000), has interest calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% (2017 – 0.7%) per annum.

The weighted average rate of interest, including the margin, was 4.8% at December 31, 2018 (2017 – 3.6%) for Term Loans. Interest payments are made in monthly, quarterly or semi-annual payments.

Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date.

Waivers

For one of the Company’s Term Loans, the Company initially obtained a waiver from the lender extending the period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI, also extending the period for securing replacement charters to October 2020. Two of these vessels have since been released from security as the vessel loans have been fully repaid.

For another Term Loan, the Company entered into a supplement to the loan agreement, in which the lender extended the period for securing an acceptable replacement charter for one vessel to the fourth quarter of 2018. In March 2018, the Company entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement the Company prepaid $10,000,000 of the loan balance in March 2018. The final maturity of this facility is December 2022.

(c)	Credit facilities – other terms

As of December 31, 2018, the Company’s credit facilities, including those of GCI, are secured by first-priority mortgages granted on 70 vessels, of which six are in the process of being released from security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  Under each of the credit facilities, a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time), termination of a shipbuilding contract or a change of control. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.  In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

Each credit facility, other than the credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The facilities within GCI are held within special purpose entities, all of which are wholly-owned subsidiaries of GCI. Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these Term Loans including maintaining certain minimum tangle net worth, cash requirements and debt to asset ratios. Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower. The Company is in compliance with these covenants at December 31, 2018.

(d)	Senior unsecured notes

During 2014, the Company issued, in a public offering, 13,800,000 senior unsecured notes due 2019 at a price of $25.00 per note for gross proceeds of $345,000,000. The 2019 Notes will mature on April 30, 2019 and bear interest at a rate of 6.375% per annum payable quarterly. In 2018, the Company repurchased $17,529,000 of senior unsecured notes.

On October 10, 2017, the Company issued, in a public offering, 3,200,000 senior unsecured notes due 2027 at a price of $25.00 per note for gross proceeds of $80,000,000. The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per annum, payable quarterly.

(e)	2025 Notes

In February 2018, the Company issued to Fairfax the 2025 Notes bearing interest at 5.5% for an aggregate principal of $250,000,000 and the 2018 Warrants (notes 4 and 12(c)) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate purchase price of $250,000,000

In March 2018, the Company and Fairfax entered into a subscription agreement pursuant to which the Company agreed to sell and Fairfax agreed to purchase, the 2026 Notes bearing interest at 5.5% for an aggregate principal of $250,000,000 and the 2019 Warrants to purchase 38,461,539 Class A common shares of the Company at $6.50 per share, for an aggregate purchase price of $250,000,000 in January 2019. This transaction closed on January 15, 2019.

The ownership interest in Greater China Intermodal Investments LLC has been pledged as collateral for the Fairfax Notes and for one revolving facility.

In July 2018, the 2025 Notes and 2026 Notes were amended to allow Fairfax to call for early redemption of some or all of the 2025 Notes and 2026 Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. On September 26, 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date.  On February 20, 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date (note 20).

10.    Long-term obligations under capital lease:

	2018	2017
Long-term obligations under capital lease	$647,664	$648,840
Deferred financing fees	(7,908)	(9,912)
Long-term obligations under capital lease	639,756	638,928
Current portion of long-term obligations under capital lease	(48,384)	(43,912)
Long-term obligations under capital lease	$591,372	$595,016

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

Under these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing on the delivery date of the vessels by the shipyard, lease the vessels back from the lessor over the applicable lease term as a capital lease. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

In certain of the arrangements, the lessors are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins or is required to purchase the vessels from the lessor at the end of the lease term. As a result, the Company is considered to be the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

(i)	COSCO Pride - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $144,185,000.  The 12-year lease term began in June 2011, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin.  At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company. As at December 31, 2018, the carrying value of the vessel under this facility was $136,311,000.

(ii)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The 12-year lease term began in March 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1. As at December 31, 2018, the carrying value of the vessel under this facility was $139,407,000. The weighted average rate of interest, including the margin, was 5.64% at December 31, 2018 (2017 – 4.8%).

(iii)	Leases for three 4500 TEU vessels:

Under these arrangements, the lessor provided refinancing of $150,000,000. The five year lease terms began in March 2015. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. As at December 31, 2018, the carrying value of the vessels under these facilities was $215,080,000.

As of December 31, 2018, the carrying value of the five vessels funded under these facilities was $490,798,000 (2017 – for five vessels and one vessel under construction $602,695,000).

(iv)	Leases for five 11000 TEU vessels:

Under these arrangements, the lessor provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 3.3% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions.  At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The Company is subject to 0.8% commitment fees calculated on the undrawn amounts. Upon delivery, these vessels commenced 17-year bareboat charters with MSC.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

Based on amounts funded, payments due to the lessors for all ten vessels would be as follows:

2019	$59,086
2020	150,401
2021	46,352
2022	46,808
2023	88,552
Thereafter	281,370
672,569
Less amounts representing interest	(24,905)
647,664

11.      Other long-term liabilities:

	2018	2017
Deferred gain on sale-leasebacks (a)	$181,053	$203,737
Other	31,347	19,284
Other long-term liabilities	212,400	223,021
Current portion of other long-term liabilities	(32,243)	(23,635)
Other long-term liabilities	$180,157	$199,386

(a)	During the year ended December 31, 2018, the Company did not enter into any sale-leaseback transactions.

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

12.      Puttable preferred shares and share capital:

(a)	Common shares:

At the April 2018 annual general meeting, the Company amended the number of authorized Class A common shares from 200,000,000 to 400,000,000. In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. As at December 31, 2018, there are no Class B or Class C common shares outstanding (2017 – nil and nil).

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. In 2017, the Company issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $74,953,000. The ATM offering completed the authorized issuances under the equity distribution agreement.

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to an aggregate of $100,000,000. In 2017 the Company issued 6,750,000 Class A common shares under the ATM offerings for gross proceeds of $40,395,000. During the year ended December 31, 2018, the Company did not issue any common shares under an ATM offering.

In March 2018, the Company issued 2,514,996 Class A common shares for $13,908,000 as part of the consideration paid for the acquisition of GCI (note 3).

(b)	Preferred shares:

At December 31, 2018, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	December 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2018	2017
A	315,000	—	―	―	$ ―	$ ―
B	260,000	—	―	―	―	―
C	40,000,000	—	―	―	―	―
D	20,000,000	7,017,313(2)	7.95%	January 30, 2018(2)	175,433(1)	125,772
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135,398	135,398
F	20,000,000	― (3)	―	―	― (3)	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225,628	225,628
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150,000	―
R	1,000,000	―	―	―	―	―

      __________

(1)	Includes 1,986,449 puttable preferred shares, with aggregate liquidation preference of $49,661,000.
(2)

Redeemable by the Company, in whole or in part, at a redemption price equal to its liquidation preference of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(3)	In July 2018, the Company redeemed all Series F preferred shares for $140,000,000 plus accrued dividends of $3,430,000.

In September 2018, the Company issued an aggregate of 6,000,000 Series I preferred share for gross proceeds of $150,000,000. Dividends are cumulative at a fixed rate of 8.00% until, but excluding October 30, 2023. From and including October 30, 2023, dividends are based on three-month LIBOR plus a margin of 5.008%.

Preferred share repurchase plans

In June 2017, the Company entered into a preferred share repurchase plan for up to $10,000,000 of its Series D, E, G and H preferred shares, which expired in December 2017. The Company did not make any repurchases under the plan during the years ended December 31, 2017 and 2018.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

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

During the year ended December 31, 2018, the Company did not issue any preferred shares under an ATM offering.

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2018.

Puttable preferred shares

The Company issued 1,986,449 Series D preferred shares as consideration for the acquisition of GCI on March 13, 2018, which are redeemable at the option of the holder for a period, beginning 18 months and ending 19 months after issuance. Upon issuance, these preferred shares were recorded outside of permanent equity at a fair value of $23.74 per share, accreted up to the holder’s redemption value of $24.84 per share until the earliest redemption date. As at December 31, 2018, the accreted value of the puttable Series D preferred shares was $48,139,000 (2017 – nil).

(c)	Warrants:

The 2018 Warrants entitle the holder to purchase one share of the Company’s Class A common shares at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments.  Each warrant is exercisable within seven years. The holder may pay the aggregate exercise price in cash, by redemption of a fixed amount of 2025 Notes or by any combination of the foregoing. The Company can elect to require early exercise of the 2018 Warrants, at any time after February 14, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the 2018 Warrants at that time.

On July 16, 2018, the Company closed an agreement such that Fairfax agreed to exercise the 2018 Warrants immediately to purchase 38,461,539 Class A common shares and to exercise the 2019 Warrants upon issuance in January 2019, both in cash.

In consideration for Fairfax early exercising the 2018 Warrants and the 2019 Warrants, the Company issued New Warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share, subject to customary anti-dilution adjustments. Each warrant is exercisable within seven years. The holder may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing. The Company can elect to require early exercise of the New Warrants, at any time after July 16, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the New Warrants three days prior to the exercise notice. If the 2019 Warrants were not exercised in January 2019, 12,500,000 of the New Warrants or the Class A common shares, if exercised, would be cancelled. The 2019 Warrants were issued on January 15, 2019 and immediately exercised for cash.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

13.     Earnings per share:

	Earnings	Shares	Per share
For the year ended December 31, 2018	(numerator)	(denominator)	amount
Net earnings	$278,798
Less preferred share dividends:
Series D	(14,610)
Series E	(11,170)
Series F	(8,289)
Series G	(15,992)
Series H	(17,768)
Series I	(3,400)
Basic EPS:
Earnings attributable to common shareholders	$207,569	154,848,000	$1.34
Effect of dilutive securities:
Share-based compensation	—	91,000
2018 Warrants and New Warrants	—	3,129,000
Diluted EPS(1):
Earnings attributable to common shareholders(1)	$207,569	158,068,000	$1.31

	Earnings	Shares	Per share
For the year ended December 31, 2017	(numerator)	(denominator)	amount
Net earnings	$175,237
Less preferred share dividends:
Series D	(9,925)
Series E	(11,100)
Series F	(9,730)
Series G	(15,990)
Series H	(17,731)
Basic EPS:
Earnings attributable to common shareholders	$110,761	117,524,000	$0.94
Effect of dilutive securities:
Share-based compensation	—	81,400
Diluted EPS(1):
Earnings attributable to common shareholders(1)	$110,761	117,605,400	$0.94

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Earnings	Shares	Per share
For the year ended December 31, 2016	(numerator)	(denominator)	amount
Net loss	$(139,039)
Less preferred share dividends:
Series C	(14,420)
Series D	(9,900)
Series E	(11,077)
Series F	(6,055)
Series G	(7,404)
Series H	(6,841)
Basic EPS:
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)
Effect of dilutive securities:
Share-based compensation	—	—
Diluted EPS(1):
Earnings attributable to common shareholders(1)	$(194,736)	102,869,000	$(1.89)

  __________________

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

14.     Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000. The Plan was also amended to an indefinite term from the date of its adoption. In December 2017, the Plan was further amended to increase the total shares of common stock reserved for issuance under the Plan to 5,000,000. At December 31, 2018, there are 2,187,420 (2017 – 2,952,896) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of and for the years ended December 31, 2018, 2017 and 2016 are presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV	of options	date FV
December 31, 2015	44,947	$18.39	$647,001	$14.73	$5,876,811	$2.30	$32,828	$21.03	$—	$—
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57	—	—
Vested	(44,947)	18.39	—	—	—	—	(37,374)	18.56	—	—
Exchanged	—	—	(70,000)	19.91	—	—	—	—	—	—
Expired	—	—	—	—	(3,438,614)	2.26	—	—	—	—
Cancelled	—	—	—	—	—	—	(299)	20.21	—	—
December 31, 2016	56,861	15.48	637,001	14.55	2,438,197	2.29	523,387	16.71	—	—
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93	—	—
Vested	(56,861)	15.48	—	—	—	—	(537,216)	16.16	—	—
Expired	—	—	—	—	(1,929,260)	2.00	—	—	—	—
Cancelled	(12,737)	9.53	—	—	(22,963)	3.40	(3,280)	9.16	—	—
December 31, 2017	94,533	8.89	727,001	13.60	485,974	3.40	71,184	7.80	—	—
Granted	664,326	7.68	30,000	6.86	—	—	109,248	9.73	500,000	7.20
Vested	(119,509)	8.52	—	—	—	—	(83,220)	9.87	—	—
Exchanged	—	—	(113,333)	18.80	—	—	—	—	—	—
Expired	—	—	—	—	(485,974)	3.40	—	—	—	—
Cancelled	(53,608)	7.10	(76,666)	7.90	—	—	(12,441)	7.28	—	—
December 31, 2018	585,742	$7.76	567,002	$12.97	—	$—	84,771	$8.33	500,000	$7.20

During the year ended December 31, 2018, the Company amortized $2,989,000 (2017 – $10,400,000; 2016 - $6,228,000) in share-based compensation expense related to the above share-based compensation awards.

At December 31, 2018, there was $1,474,000 (2017 – $4,178,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 24 months.

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

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the year ended December 31, 2018, the fair value of restricted shares vested was $1,018,000 (2017 – $880,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2018, 537,002 (2017 – 587,001) of the outstanding phantom share units were vested and available for exchange by the holder.

In December 2018, 500,000 restricted shares, were granted to the CEO of the Company. These restricted shares vest over five years, up to a maximum amount each year.

(b)	Restricted stock units:

Under the Company’s Cash and Share Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive Class A common shares. This plan expired on June 30, 2018.

During the year ended December 31, 2018, certain former directors and officers of the Company retired resulting in an aggregate of 12,441 restricted stock units, with a weighted average of $7.28 per unit, to be cancelled.

In May 2016, 479,714 restricted stock units were granted to the Company’s former CEO. In December 2017, as part of the terminated employment agreement, the unvested portion of restricted stock units granted in May 2016 fully vested upon his departure.

(c)	Performance stock units:

In May 2016, 786,147 performance stock units were granted to the Company’s former CEO.  The weighted average grant date fair value was $10.23 per unit. Upon the former CEO’s retirement the Company agreed to issue him 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016. These shares were issued in January 2018.

(d)	Stock options:

In January 2018, the Company granted the CEO stock options to acquire 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. As at December 31, 2018, no stock options have been vested.

(e)	Other share-based awards:

During 2018, the Company incurred $2,326,000 (2017 - $2,262,000; 2016 - $6,317,000) in transaction fees that were capitalized to vessels, all of which (2017 - $2,231,000; 2016 - $3,159,000) was paid in Class A common shares.

During 2018, the Company incurred nil (2017 - $1,872,000; 2016 - $7,598,000) in arrangement fees that were primarily capitalized into deferred financing fees, of which nil (2017 - $1,872,000; 2016 - $3,799,000) were paid in Class A common shares. The agreement governing the arrangement fees was terminated in April 2017. Pursuant to the termination of the agreement, the Company paid arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017. The Company paid a termination fee of nil (2017 - $6,250,000; 2016 - nil) with nil (2017 - 945,537; 2016 - nil) of its common shares which is included in other expenses.

15.      Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2018	2017
Due to related parties (note 4)	$—	$1,386
Accrued interest	20,276	14,614
Accounts payable and other accrued liabilities	49,935	47,220
	$70,211	$63,220

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

(b)	Supplemental cash flow information:
	2018	2017	2016
Interest paid on debt	$194,316	$111,180	$109,272
Interest received	3,737	6,829	8,041
Undrawn credit facility fee paid	619	2,444	2,856
Non-cash transactions:
Dividend reinvestment	22,807	21,785	4,359
Arrangement and transaction fees settled in shares (note 14)	2,326	4,199	6,393
Acquisition of time charters through novation from GCI	—	—	16,200
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	—	107,500
Capital contribution through settlement of loans to affiliate	—	6,667	—
Carrying value of previously held equity in GCI settled on acquisition (note 3)	61,891	—	—
Issuance of Class A common shares on acquisition (note 3)	13,908	—	—
Issuance of New Warrants (note 4)	67,523	—	—
Issuance of Series D preferred shares on acquisition (note 3)	47,158	—	—
Offset of swaption against swap liability termination	—	10,852	—
Recognition of fair value of bareboat charters	—	—	16,200
Repayment of debt from sale-leaseback transaction proceeds	—	53,247	—
Settlement of GCI transaction fees paid by the Company (note 3)	15,224	—	—
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 3)	38,849	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2018	2017	2016
Cash and cash equivalents	$357,327	$253,176	$367,901
Restricted cash included in other assets (note 8)	14,067	14,060	14,059
Total cash, cash equivalents and restricted cash	$371,394	$267,236	$381,960

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

16.      Commitments and contingencies:

(a)	At December 31, 2018, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are as follows:

2019	$1,094,608
2020	977,926
2021	844,261
2022	688,537
2023	469,754
Thereafter	751,473
$4,826,559

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)	At December 31, 2018, based on the contractual delivery dates, the Company had nil commitments (2017 – $140,600,000) for installment payments for vessels under construction.

(c)

At December 31, 2018, the commitment under operating leases for vessels is $1,279,074,000 for the remainder of 2019 to 2029 and for office space is $8,401,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

2019	$159,976
2020	159,171
2021	158,326
2022	151,696
2023	150,760
Thereafter	507,546
$1,287,475

17.      Concentrations:

The Company’s revenue is derived from the following customers:

	2018	2017	2016
COSCO	$412,276	$387,680	$424,806
Yang Ming Marine	235,557	141,518	121,576
MOL	162,646	123,333	117,891
Other	285,852	178,793	213,632
	$1,096,331	$831,324	$877,905

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

18.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of December 31, 2018, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,875,691,000 (2017 - $1,940,215,000) and the carrying value is $2,944,602,000 (2017 - $2,050,137,000). As of December 31, 2018, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $660,919,000 (2017 - $653,007,000) and the carrying value is $647,664,000 (2017 - $648,840,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of December 31, 2018, the fair value of the Company’s senior unsecured notes is $400,049,000 (2017 – $423,184,000) and the carrying value is $400,396,000 (2017 – $417,925,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of December 31, 2018, the fair value of the 2025 Notes is $236,349,000 (2017 – nil) and the carrying value is $166,608,000 (2017 – nil). The Annual Put Right included in the 2025 Notes is considered an embedded derivative that is separately accounted for and is re-measured at fair value at the end of each reporting period. The fair value of the derivative put instrument at each reporting period is derived from the difference between the fair value of the 2025 Notes and the fair value of a similar debt without an Annual Put Right, which is calculated using a trinomial tree. The assumptions used include the estimate of the risk-free yield curve, interest volatility and the Company’s specific credit risk. The fair value of the 2025 Notes and derivative put instrument is determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments are calculated by using discounted cash flows of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

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

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

(b)	Interest rate derivative financial instruments:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt.  If interest rates remain at their current levels, the Company expects that $27,022,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2018.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

As of December 31, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2018	Maximum notional amount(1)	Effective date	Ending date
5.8700%	$539,114	$539,114	August 31, 2017	November 28, 2025	(2)
5.4200%	362,437	362,437	September 6, 2007	May 31, 2024
5.6000%	121,600	121,600	June 23, 2010	December 23, 2021	(3)
3.2675%	69,882	69,882	September 8, 2015	September 8, 2020
3.0900%	68,443	68,443	June 5, 2015	June 5, 2020
1.6000%	42,293	42,293	April 7, 2014	March 20, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)

Swap counterparty has an early termination right in August 2019 which may require the Company to settle the swap earlier than the termination date. The fair value liability as of December 31, 2018 for this swap is $68,728,000.

(3)	Prospectively de-designated as an accounting hedge in 2008.

During the year ended December 31, 2018, the Company paid nil (2017 - $8,107,000; 2016 – 31,211,000) related to swap terminations.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	2018	2017
Fair value of financial instruments asset
Interest rate swaps	$113	$—
Fair value of financial instruments liability
Interest rate swaps	115,853	168,860
Derivative put instrument	11,319	—

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

There are no amounts subject to the master netting arrangements in 2018 and 2017.

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2018	2017	2016
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$14,669	$(12,631)	$(29,118)
Change in fair value of derivative put instrument	821	—	—
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(333)	$(1,927)	$(3,407)
Depreciation and amortization	(784)	(932)	(966)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive income are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,051,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

19.     Guarantor financial information:

The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables present consolidating financial information related to the guarantees of the Fairfax Notes:

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$218,903	$32,017	$106,407	$—	$357,327
Short-term investments	—	105	2,427	—	2,532
Accounts receivable	1,926	7,707	3,368	—	13,001
Intercompany accounts receivable	169,170	65,173	2,176	(236,519)	—
Loans to affiliate	36,527	—	—	(36,527)	—
Prepaid expenses and other	24,045	33,388	1,174	(22,088)	36,519
Gross investment in lease	44,348	—	—	—	44,348
Fair value of financial instruments	—	—	113	—	113
	494,919	138,390	115,665	(295,134)	453,840
Vessels	3,813,906	294,305	1,818,786	(723)	5,926,274
Gross investment in lease	817,631	—	—	—	817,631
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	951,062	577,305	—	(1,528,367)	—
Other assets	100,264	18,978	96,168	(10,479)	204,931
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$29,443	$38,620	$2,148	$—	$70,211
Intercompany accounts payable	48,942	38,499	149,078	(236,519)	—
Loans from affiliate	—	—	36,527	(36,527)	—
Current portion of deferred revenue	51,191	20,985	4,724	(20,985)	55,915
Current portion of long-term debt	619,839	—	102,802	—	722,641
Current portion of long-term obligations under capital lease	32,050	16,334	—	—	48,384
Current portion of other long-term liabilities	23,594	—	8,649	—	32,243
	805,059	114,438	303,928	(294,031)	929,394
Deferred revenue	376,884	—	—	—	376,884
Long-term debt	1,732,110	—	1,032,790	—	2,764,900
Long-term obligations under capital lease	459,520	131,852	—	—	591,372
Other long-term liabilities	169,934	15,530	6,433	(11,740)	180,157
Fair value of financial instruments	126,157	—	1,015	—	127,172
	3,669,664	261,820	1,344,166	(305,771)	4,969,879

Puttable preferred shares	48,139	—	—	—	48,139

Shareholders’ equity:
Share capital	2,102	436,669	526,532	(963,201)	2,102
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	3,126,457	233,739	116,127	(349,866)	3,126,457
Retained earnings (deficit)	(645,638)	172,071	43,794	(215,865)	(645,638)
Accumulated other comprehensive loss	(22,571)	—	—	—	(22,571)
	2,459,979	842,479	686,453	(1,528,932)	2,459,979
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$146,328	$77,712	$29,136	$—	$253,176
Short-term investments	—	104	—	—	104
Accounts receivable	37,303	25,347	—	(50,972)	11,678
Loans to affiliate	36,100	—	—	—	36,100
Prepaid expenses and other	29,037	30,348	938	(15,454)	44,869
Gross investment in lease	35,478	—	—	—	35,478
	284,246	133,511	30,074	(66,426)	381,405
Vessels	3,918,672	286,342	332,202	—	4,537,216
Gross investment in lease	687,896	—	—	—	687,896
Goodwill	—	75,321	—	—	75,321
Intercompany accounts receivable (payable)	(11,594)	11,189	405	—	—
Investment in subsidiaries	474,713	59,902	—	(534,615)	—
Other assets	116,154	81,463	9,104	(10,417)	196,304
	$5,470,087	$647,728	$371,785	$(611,458)	$5,878,142
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$35,307	$75,125	$2,789	$(50,001)	$63,220
Current portion of deferred revenue	54,578	16,104	140	(15,455)	55,367
Current portion of long-term debt	239,858	—	17,942	—	257,800
Current portion of long-term obligations under capital lease	28,534	15,378	—	—	43,912
Current portion of other long-term liabilities	23,635	—	—	—	23,635
	381,912	106,607	20,871	(65,456)	443,934
Deferred revenue	327,641	1,040	—	—	328,681
Long-term debt	2,001,504	—	191,329	—	2,192,833
Long-term obligations under capital lease	445,279	149,737	—	—	595,016
Other long-term liabilities	195,459	15,273	—	(11,346)	199,386
Fair value of financial instruments	168,860	—	—	—	168,860
	3,520,655	272,657	212,200	(76,802)	3,928,710

Shareholders’ equity:
Share capital	1,646	41,789	33,299	(75,088)	1,646
Treasury shares	(377)	—	—	—	(377)
Additional paid in capital	2,752,988	233,739	109,488	(343,227)	2,752,988
Retained earnings (deficit)	(781,137)	99,543	16,798	(116,341)	(781,137)
Accumulated other comprehensive loss	(23,688)	—	—	—	(23,688)
	1,949,432	375,071	159,585	(534,656)	1,949,432
	$5,470,087	$647,728	$371,785	$(611,458)	$5,878,142

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$876,894	$266,906	$234,660	$(282,129)	$1,096,331
Operating expenses:
Ship operating	243,311	191,151	42,627	(257,819)	219,270
Depreciation and amortization	181,397	13,846	50,558	—	245,801
General and administrative	33,327	21,586	962	(24,310)	31,565
Operating leases	111,008	5,501	13,238	—	129,747
	569,043	232,084	107,385	(282,129)	626,383
Operating earnings	307,851	34,822	127,275	—	469,948
Other expenses (income):
Interest expense and amortization of deferred financing fees	149,696	8,514	54,200	(345)	212,065
Interest income	(3,812)	(429)	(301)	345	(4,197)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Change in fair value of financial instruments	(15,720)	91	139	—	(15,490)
Equity income on consolidated subsidiaries	(102,650)	(68,582)	—	171,232	—
Equity income on investment	—	(1,216)	—	—	(1,216)
Other expense (income)	1,539	797	82	—	2,418
	29,053	(63,255)	54,120	171,232	191,150
Net earnings (loss)	$278,798	$98,077	$73,155	$(171,232)	$278,798

	Year ended December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$278,798	$98,077	$73,155	$(171,232)	$278,798
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	1,117	—	—	—	1,117
Comprehensive income (loss)	$279,915	$98,077	$73,155	$(171,232)	$279,915

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$797,317	$237,056	$45,086	$(248,135)	$831,324
Operating expenses:
Ship operating	211,966	180,349	10,864	(219,263)	183,916
Cost of services, supervision fees	—	1,300	—	—	1,300
Depreciation and amortization	173,464	13,317	13,157	—	199,938
General and administrative	52,742	16,115	106	(28,872)	40,091
Operating leases	98,175	5,046	12,323	—	115,544
Gain on disposals	(1)	(13,603)	—	—	(13,604)
Expenses related to customer bankruptcy	472	—	541	—	1,013
Vessel impairments	—	—	—	—	—
	536,818	202,524	36,991	(248,135)	528,198
Operating earnings	260,499	34,532	8,095	—	303,126
Other expenses (income):
Interest expense and amortization of deferred financing fees	97,762	7,795	10,832	—	116,389
Interest income	(4,146)	(412)	—	—	(4,558)
Change in fair value of financial instruments	11,894	737	—	—	12,631
Equity income on investment	(29,013)	(12,761)	—	35,939	(5,835)
Other expense	8,765	497	—	—	9,262
	85,262	(4,144)	10,832	35,939	127,889
Net earnings (loss)	$175,237	$38,676	$(2,737)	$(35,939)	$175,237

	Year ended December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$175,237	$38,676	$(2,737)	$(35,939)	$175,237
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash low hedging instruments	2,859	—	—	—	2,859
Comprehensive income (loss)	$178,096	$38,676	$(2,737)	$(35,939)	$178,096

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2016
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$835,851	$250,606	$50,969	$(259,521)	$877,905
Operating expenses:
Ship operating	229,439	185,750	9,967	(232,829)	192,327
Cost of services, supervision fees	—	7,390	—	—	7,390
Depreciation and amortization	188,816	14,172	13,110	—	216,098
General and administrative	42,507	16,189	114	(26,692)	32,118
Operating leases	74,175	4,780	6,955	—	85,910
Loss on disposals	31,876	—	—	—	31,876
Expenses related to customer bankruptcy	7,342	—	12,390	—	19,732
Vessel impairments	285,195	—	—	—	285,195
	859,350	228,281	42,536	(259,521)	870,646
Operating earnings (loss)	(23,499)	22,325	8,433	—	7,259
Other expenses (income):
Interest expense and amortization of deferred financing fees	101,009	7,583	11,290	—	119,882
Interest income	(8,273)	(179)	(3)	—	(8,455)
Refinancing expenses	1,962	—	—	—	1,962
Change in fair value of financial instruments	28,616	502	—	—	29,118
Equity income on investment	(11,176)	(5,500)	—	16,488	(188)
Other expense (income)	3,402	578	—	(1)	3,979
	115,540	2,984	11,287	16,487	146,298
Net earnings (loss)	$(139,039)	$19,341	$(2,854)	$(16,487)	$(139,039)

	Year ended December 31, 2016
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$(139,039)	$19,341	$(2,854)	$(16,487)	$(139,039)
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	4,373	—	—	—	4,373
Comprehensive income (loss)	$(134,666)	$19,341	$(2,854)	$(16,487)	$(134,666)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from (used in) operating activities	$223,936	$19,832	$275,083	$(35,000)	$483,851
Financing activities:
Common shares issued, net of issuance costs	—	—	—	—	—
Preferred shares issued, net of issuance costs	144,375	—	—	—	144,375
Draws on credit facilities	205,600	—	120,000	—	325,600
Repayment of credit facilities	(242,220)	—	(227,442)	—	(469,662)
2025 Notes and 2018 Warrants issued	250,000	—	—	—	250,000
Senior unsecured notes repurchased, including Related expenses	(17,529)	—	—	—	(17,529)
Draws on long-term obligations under capital lease	46,964	—	—	—	46,964
Repayment on long-term obligations under capital lease	(30,504)	(17,636)	—	—	(48,140)
Preferred shares redeemed, including related expenses	(143,430)	—	—	—	(143,430)
Proceeds from exercise of 2018 Warrants	250,000	—	—	—	250,000
Financing fees	(10,057)	—	(6,065)	—	(16,122)
Intercompany dividends paid	—	(23,800)	(12,300)	36,100	—
Dividends on common shares	(49,937)	—	—	—	(49,937)
Dividends on preferred shares	(65,765)	—	—	—	(65,765)
Cash from (used in) financing activities	337,497	(41,436)	(125,807)	36,100	206,354
Investing activities:
Expenditures for vessels	(157,268)	(20,003)	(141,469)	—	(318,740)
Short-term investments	—	(1)	(2,427)	—	(2,428)
Other assets	891	(4,078)	1,770	—	(1,417)
Intercompany dividends received	1,100	—	—	(1,100)	—
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI	—	—	70,121	—	70,121
Cash used in investing activities	(488,858)	(24,082)	(72,005)	(1,100)	(586,045)
Increase (decrease) in cash and cash equivalents	72,575	(45,686)	77,271	—	104,160
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,600	35,308	—	267,236
Cash, cash equivalents and restricted cash, end of period	$218,903	$39,914	$112,579	$—	$371,396

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from (used in) operating activities	$315,803	$10,891	$(8,257)	$4,782	$323,219
Financing activities:
Common shares issued, net of issuance costs	118,966	—	—	—	118,966
Preferred shares issued, net of issuance costs	2,690	—	—	—	2,690
Repayment of credit facilities	(430,271)	—	(24,734)	—	(455,005)
Draws on long-term obligations under capital lease	176,254	—	—	—	176,254
Repayment on long-term obligations under capital lease	(9,649)	(16,549)	—	—	(26,198)
Senior unsecured notes issued	80,000	—	—	—	80,000
Senior unsecured notes repurchased, including related expenses	(7,075)	—	—	—	(7,075)
Proceeds from sale-leaseback of vessels	90,753	—	—	—	90,753
Financing fees	(9,840)	832	784	(2)	(8,226)
Dividends on common shares	(61,830)	(4,950)	—	4,950	(61,830)
Dividends on preferred shares	(64,416)	—	—	—	(64,416)
Advances from related parties	—	6,667	41,510	(48,177)	—
Cash from (used in) financing activities	(114,418)	(14,000)	17,560	(43,229)	(154,087)
Investing activities:
Expenditures for vessels	(329,328)	(7,076)	(2,114)	—	(338,518)
Short-term investments	—	307	—	—	307
Net proceeds from vessel disposals	—	37,091	—	—	37,091
Other assets	2,782	(5,365)	(7)	206	(2,384)
Loans to affiliate	27,376	(2,778)	—	(4,950)	19,648
Capital contribution in subsidiary	(43,188)	(3)	—	43,191	—
Cash used in investing activities	(342,358)	22,176	(2,121)	38,447	(283,856)
Increase (decrease) in cash and cash equivalents	(140,973)	19,067	7,182	—	(114,724)
Cash, cash equivalents and restricted cash, beginning of period	287,301	66,533	28,126	—	381,960
Cash, cash equivalents and restricted cash, end of period	$146,328	$85,600	$35,308	$—	$267,236

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2016
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from (used in) operating activities	$268,780	$45,017	$33,711	$(36,421)	$311,087
Financing activities:
Common shares issued, net of issuance costs	95,978	—	—	—	95,978
Preferred shares issued, net of issuance costs	541,694	—	—	—	541,694
Draws on credit facilities	220,485	—	—	—	220,485
Repayment of credit facilities	(673,128)	—	(31,162)	(1)	(704,291)
Draws on long-term obligations under capital lease	180,750	—	—	—	180,750
Repayment on long-term obligations under capital lease	(9,182)	(15,550)	—	(1)	(24,733)
Proceeds from sale-leaseback of vessels	354,000	—	—	—	354,000
Common shares repurchased, including related expenses	(8,269)	—	—	—	(8,269)
Preferred shares repurchased, including related expenses	(333,074)	—	—	—	(333,074)
Financing fees	(14,912)	975	945	—	(12,992)
Dividends on common shares	(148,555)	(23,100)	(19,366)	42,465	(148,556)
Dividends on preferred shares	(54,085)	—	—	—	(54,085)
Cash from (used in) financing activities	151,702	(37,675)	(49,583)	42,463	106,907
Investing activities:
Expenditures for vessels	(324,962)	(17,891)	(699)	—	(343,552)
Short-term investments	7	2,997	—	—	3,004
Net proceeds from vessel disposals	12,078	—	—	—	12,078
Proceeds from sale of leased vessels	20,000	—	—	—	20,000
Other assets	3,678	(4,896)	583	(6,042)	(6,677)
Loans to affiliate	49,735	—	—	—	49,735
Advances to related parties	(30,466)	(12,000)	—	42,466	—
Dividend recevied from subsidary	30,466	12,000	—	(42,466)	—
Cash used in investing activities	(239,464)	(19,790)	(116)	(6,042)	(265,412)
Increase (decrease) in cash and cash equivalents	181,018	(12,448)	(15,988)	—	152,582
Cash, cash equivalents and restricted cash, beginning of period	106,283	78,981	44,114	—	229,378
Cash, cash equivalents and restricted cash, end of period	$287,301	$66,533	$28,126	$—	$381,960

SEASPAN CORPORATION

Notes to Consolidated Financial Statements – (Continued)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2018, 2017 and 2016

20.      Subsequent events:

(a)

On January 4, 2019, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $17,719,000. The dividends were paid on January 30, 2019 to all shareholders of record on January 29, 2019.

(b)	On January 4, 2019, the Company declared a quarterly dividend of $0.125 per common share. The dividends were paid on January 30, 2019 to all shareholders of record as of January 14, 2019.
(c)

On January 15, 2019, $250,000,000 in 2026 Notes and the 2019 Warrants to purchase 38,461,539 Class A common shares at $6.50 per share were issued to Fairfax, where the 2019 Warrants were immediately exercised for additional proceeds of $250,000,000. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date.  As the right to call for early redemption of the Fairfax Notes is solely within the control of Fairfax, the Fairfax Notes will be reclassified from long-term debt to current liabilities when they become puttable within one year from period end.

(d)

On January 16, 2019, the Company made a repayment of $147,000,000 for the remaining principal balance on a revolving credit facility. As a result of the repayment, eight vessels are in the process of becoming unencumbered.

(e)

During the normal course of business, the Company restructured its charter arrangements with one of its top 5 customers. As a result of such restructurings, the Company expect to receive a settlement payment approximating the remaining payments due on the existing time charters.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Greater China Intermodal Investments LLC:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Greater China Intermodal Investments LLC, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of net income and comprehensive income, members’ equity and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater China Intermodal Investments LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 25, 2019

GREATER CHINA INTERMODAL INVESTMENTS LLC

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2018 and 2017

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$84,157	$55,130
Short term investments	2,426	—
Accounts receivable and prepaid	4,279	4,508
Due from Seaspan (note 3)	315	333
Due from entities under common control (note 3)	—	303
	91,177	60,274

Vessels (note 5)	1,710,197	1,616,337
Other assets (note 6)	12,048	19,947
	$1,813,422	$1,696,558

Liabilities and Members' Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,878	$5,042
Current portion of deferred revenue	4,724	6,633
Due to affiliates (note 3)	—	3,053
Due to Seaspan (note 3)	141,885	784
Current portion of long term debt	84,965	88,162
Loan from Seaspan (note 3)	36,100	36,100
	272,552	139,774

Long-term debt (note 7)	848,264	937,990
Fair value of financial instruments (note 9)	1,015	3,672
	1,121,831	1,081,436
Members' Equity
Members' capital	493,232	477,081
Accumulated income	198,359	138,041
	$1,813,422	$1,696,558

Commitments and contingencies (note 10)
Subsequent events (note 13)

See accompanying notes to consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Consolidated Statements of Net Income and Comprehensive Income

(Expressed in thousands of United States dollars)

Years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
Revenue	$224,468	$188,355	$186,766

Operating expenses:
Ship operating	39,802	35,699	37,497
Depreciation	54,555	48,952	44,067
General and administrative	14,918	3,196	6,236
Expenses related to customer bankruptcy (note 4)	—	351	22,855
Gain on disposals (note 5)	—	—	(21,382)
	109,275	88,198	89,273

Operating earnings	115,193	100,157	97,493

Change in fair value of financial instruments (note 9)	(1,363)	(169)	1,992
Refinancing expense	988	—	—
Interest expense and amortization of deferred financing fees (note 8)	55,459	48,659	41,381
Interest income	(287)	—	—
Other income	(6)	—	—
	54,791	48,490	43,373

Income before income taxes	60,402	51,667	54,120

Income tax expense	84	417	322

Net income and comprehensive income	$60,318	$51,250	$53,798

See accompanying notes to consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Consolidated Statements of Members’ Equity

(Expressed in thousands of United States dollars)

Years ended December 31, 2018, 2017 and 2016

Years ended December 31, 2018, 2017 and 2016
	Members' capital	Accumulated income	Total members' equity

Balance, December 31, 2015	$377,548	$32,993	$410,541

Capital contributions, net	38,225	—	38,225

Net income and comprehensive income	—	53,798	53,798

Balance, December 31, 2016	415,773	86,791	502,564

Capital contributions, net	61,308	—	61,308

Net income and comprehensive income	—	51,250	51,250

Balance, December 31, 2017	477,081	138,041	615,122

Capital contributions, net	16,151	—	16,151

Net income and comprehensive income	—	60,318	60,318

Balance, December 31, 2018	$493,232	$198,359	$691,591

See accompanying notes to consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

For the years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
Cash provided by (used in):

Operating activities:
Net income	$60,318	$51,250	$53,798
Items not involving cash:
Depreciation	54,555	48,952	44,067
Amortization of deferred charges	4,219	3,791	3,900
Refinancing expenses	988	—	—
Unrealized change in fair value of financial instruments	(2,603)	(3,564)	(2,767)
Shares issued to settle charter commissions	183	865	847
Expenses related to customer bankruptcy	—	—	22,855
Amortization of other assets	1,760	1,743	1,697
Gain on disposals	—	—	(21,382)

Changes in operating assets and liabilities
Accounts receivable and prepaid	229	1,775	(22,651)
Due from Seaspan	18	—	—
Due from entities under common control	303	(25)	(22)
Other assets	2,442	(1,236)	(3,205)
Accounts payable and accrued liabilities	(164)	(444)	(1,723)
Tax payable	—	(15)	(1)
Deferred revenue	(1,910)	359	742
Due to Seaspan	9,802	2,715	(110)
Cash provided by operating activities	130,140	106,166	76,045

Investing activities:
Expenditures for vessels	(130,721)	(95,152)	(370,112)
Short-term investments	(2,426)	—	—
Net proceeds from sale of vessels	—	—	11,393
Cash used in investing activities	(133,147)	(95,152)	(358,719)

Financing activities:
Repayment of credit facilities	(81,674)	(96,683)	(109,271)
Repayment of shareholder loan	—	(21,166)	(60,721)
Shareholder loan	—	—	10,583
Proceeds from sale of vessels	—	—	254,000
Draws on credit facilities	120,000	66,000	157,685
Payments for financing fees	(6,292)	(1,874)	(874)
Capital contributions from members	—	60,000	35,000
Cash provided by financing activities	32,034	6,277	286,402

Increase in cash	29,027	17,291	3,728
Cash, beginning of year	55,130	37,839	34,111
Cash, end of year	$84,157	$55,130	$37,839
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

1.	Operations:

Greater China Intermodal Investments LLC (the “Company”) was formed on March 11, 2011 in the Republic of the Marshall Islands, and owns and operates maritime assets, which includes a total of 18 vessels.

On March 13, 2018, a wholly owned subsidiary of Seaspan Corporation (together with all of its wholly owned subsidiaries, “Seaspan”) acquired all of the remaining interest in the Company (the “Acquisition”). Prior to the Acquisition, Seaspan owned approximately 11% of the Company.

The Company monitors its liquidity requirements to ensure that it maintains sufficient cash to meet its requirements in the short and long-term. Management believes that cash flows generated from operations and continued support from Seaspan will sufficiently fund its obligations.

2.	Significant accounting policies:

(a)Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

All financial information is presented in United States dollars unless otherwise stated.

(b)Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)Use of estimates and measurement uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities. Estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances, and are subject to review on a periodic basis and adjusted as necessary.

Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel useful lives, expected salvage values and the recoverability of the carrying value of vessels which are subject to future market events, and the fair value of interest rate derivative financial instruments. Actual results could differ from those estimates.

(d)Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net income.

(e)Cash:

Cash consists of United States dollars and Hong Kong dollars held at various banks.

S-7

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

(f)Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition costs and delivery costs, less accumulated depreciation.

Vessels under construction include deposits, installment payments, interest, financing costs, construction design, supervision costs, transaction fees (see note 3) and other pre-delivery costs incurred during the construction period. Vessel construction commissions earned by the Company are accounted for as a reduction to the vessel under construction.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel in operation, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every 5 years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

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

(g)Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred in obtaining credit facilities and are presented as a direct deduction from the related debt liability. Amortization of deferred financing fees is provided on an effective interest-rate method over the term of the underlying facility and classified as interest expense.

(h)Capitalized interest:

Interest costs, primarily associated with the Company’s vessels under construction, are capitalized as part of the cost of the vessels. Interest costs, which include commitment fees on specified borrowings and the amortization of deferred financing fees, are capitalized based on applying the capitalization rate to the average accumulated vessel expenditures during the period. The capitalization rate is based on the actual or implied rate incurred. Capitalization of interest ceases when the respective project, or discernible portions of the projects, are substantially complete.

(i)Income taxes:

The Company is not subject to income taxes in any jurisdiction where the Company has principal operations, except for its Hong Kong subsidiary which generated taxable income in the period. As a result, a provision for current income taxes is recorded in the Company’s consolidated financial statements. The Company is also subject to paying U.S. Gross Transportation Tax which is payable on the income attributable to any journey travelling to and from the United States of America.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

(j)Revenue recognition:

The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating or financing lease. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessel is on-hire, managed and performance obligations are satisfied.

(k)Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps to reduce the Company’s exposure to changing interest rates on its credit facilities.

All of the Company’s derivatives are measured at their fair value at the end of each period. As the derivatives are not designated as accounting hedges, changes in their fair value are recorded in the consolidated statements of net income and comprehensive income.

(l)Financial instruments and fair value measurement:

(i)	Financial assets and liabilities:

The Company has entered into interest rate swaps to reduce the Company’s exposure to changing interest rates on its credit facilities. These derivative financial instruments are measured at their fair value at the end of each reporting period. Changes in fair value are recorded in net income. Derivatives that mature within one year are classified as current.

Amounts due from Seaspan and entities under common control are initially recognized at cost and subsequently measured at amortized cost, less impairment.

(ii)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Determination of fair value requires the use of observable market data whenever available. Financial instruments are measured at fair value on the balance sheet and are categorized into one of three hierarchy levels based on the transparency of the inputs used to measure the fair values. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value of assets and liabilities.

The three broad levels of inputs within the hierarchy are as follows:

Level 1

-Valuations based on quoted prices of identical instruments in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment;

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

Level 2	-Valuations based on one or more quoted prices that are not active or for which all significant inputs are observable for the asset or liability, either directly or indirectly; and
Level 3	-Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The disclosures required under this framework are disclosed in note 9.

(m)Recent adopted accounting pronouncements:

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. ASU 2014-09 also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption available. The Company used the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There is no impact on the Company’s consolidated financial statements.

(n)Recent accounting pronouncements:

Leases

Effective January 1, 2016, the Company adopted ASU 2016-02, “Leases”, using the modified retrospective method. ASU 2016-02 requires lessees to recognize all rights and obligations created by those leases, including operating leases, with a term greater than 12 months on the balance sheet.  The accounting for lessors remains largely unchanged from the existing accounting standards.

Under ASU 2016-02, each lease agreement is evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement is allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). This does not impact the Company’s consolidated financial statements.

In July 2018, the Financial Accounting Standards Board (the “FASB”) issued ASU 2018-11, “Leases – Targeted Improvements” that allows lessors to elect, as a practical expedient, to not separate lease and non-lease components and allows these components to be accounted for as a single lease component if both (1) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease.  Under this practical expedient, the time charter revenue and service revenue are presented under a single lease component presentation. The Company has elected this expedient. There is no impact on the Company’s consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

Measurement of credit loss

In June 2016, FASB issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal year, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Fair value measurement

In August 2015, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

3.	Related party transactions:

(a)Related party transactions:

The Company has entered into various management and consulting agreements with its members for the provision of certain strategic, financing, construction supervision and administrative services. The Company also entered into commission agreements relating to the shipbuilding contracts.

Seaspan paid $15.2 million in acquisition costs which were settled through equity in 2018. As at December 31, 2018, $141.9 million (2017 – $0.8 million) is due to Seaspan which primarily relates to installment payments for vessels under construction, debt repayments and certain amounts paid under management agreements. The Company’s equity is pledged as collateral to the debentures issued by Seaspan to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”).

	2018	2017	2016
Costs incurred under management and consulting agreements:
Transaction fees, construction supervision fees and interest expense	$771	$4,863	$16,352
Finance fees paid	—	851	—
Ship management fees and charter commissions	5,072	5,984	5,782
General and administrative expenses	—	117	285
Management fees	—	—	475
Vessel modification reimbursements	—	7,550	—

Amounts received and receivable under commission agreements credited to:
Vessels	—	—	7,980

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

	2018	2017
Amounts receivable from (owing to) related parties:
Due from Seaspan	315	333
Due from entities under common control	—	303
Due to affiliates	—	(3,053)
Due to Seaspan (note 3(a))	(141,885)	(784)
Loan from Seaspan (note 3(b))	(36,100)	(36,100)

Transaction fees were paid to affiliates, The Carlyle Group (“Carlyle”) and Tiger Management Limited (“Tiger”), based on the aggregate consideration of a purchase or sale contract for a vessel and are capitalized to vessels.

After the Acquisition on March 13, 2018, Carlyle and Tiger ceased to be related parties.

Construction supervision fees were paid to Seaspan to oversee the construction of the Company’s vessels and are capitalized to vessels.

Interest expense is related to loan from Seaspan.

Finance fees were paid to Carlyle and Tiger for services performed in relation to securing the credit and loan facilities described in note 7. These finance fees are recorded as deferred financing fees and amortized over the term of the related credit and loan facilities.

Ship management fees are paid to Seaspan to manage the operations of the Company’s vessels and are included in ship operating expenses.

Charter commissions were paid to Tiger for services performed to secure time charters and are recorded as ship operating expenses.

General and administrative expenses were paid to Carlyle and Tiger for the Company’s running costs.

The Company paid management fees based on the capital contributions made by its ultimate controlling member to Carlyle. Management fees are recorded as financing fees and are included in the calculation of interest to be capitalized to vessels under construction.

Vessel modification reimbursements were paid to Seaspan to remit to the vendor for vessel upgrades.

Commissions are received from Seaspan and are recorded as a reduction to vessels under construction.

(b)Loan from Seaspan:

In September 2015, one of the Company’s subsidiaries signed a term loan facility with Seaspan for amounts Seaspan has paid to shipyards in connection with vessels under construction that the Company will acquire on or before delivery. The loan bears interest at rates ranging from 5% to 6% per annum. Seaspan may request repayment of this loan with 45-days’ notice.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

4.	Accounts receivable:

On August 31, 2016, Hanjin Shipping Co., Ltd. (“Hanjin”), one of the Company’s customers, filed for bankruptcy in Korea. As a result of the bankruptcy filing, the Company wrote off $22.9 million, representing the total accounts receivable due from Hanjin as at August 31, 2016. During 2017, the Company paid an extra $0.4 million to settle claims for services provided to vessels formerly chartered to Hanjin.

5.	Vessels:

December 31, 2018	Cost	Accumulated depreciation	Net book value

Vessels	$1,887,691	$(177,494)	$1,710,197

December 31, 2017	Cost	Accumulated depreciation	Net book value

Vessels	$1,693,081	$(122,939)	$1,570,142
Vessels under construction	46,195	—	46,195

Vessels	$1,739,276	$(122,939)	$1,616,337

In 2016, the Company sold one 10000 TEU, two 11000 TEU, one 14000 TEU and two 4600 TEU vessels, resulting in a gain on disposition of $21.4 million.

6.	Other assets:

	2018	2017

Other assets	$12,048	$13,626
Bunkers	—	6,321

Other assets	$12,048	$19,947

On August 12, 2014, the Company entered into an agreement with a charterer whereby the charterer amended its charter contracts and gave up its rights to certain purchase options under the related charters. The amount paid to the charterer under this agreement was recorded in other assets and is being amortized on a straight line basis over the term of the related time charters.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

7.	Long-term debt:

	2018	2017

$29.0 million unsecured credit facility (a)	$—	$29,991
Term loan credit facilities (b) (c)	951,429	1,013,304
Deferred financing fees	(18,200)	(17,143)

Long-term debt	933,229	1,026,152

Current portion of long-term debt	(84,965)	(88,162)

Long-term debt	$848,264	$937,990

(a)$29.0 million unsecured credit facility:

On June 8, 2011, the Company’s subsidiaries entered into 4 separate unsecured $5.0 million credit facility agreements. On February 28, 2014, the Company’s subsidiaries entered into two separate unsecured $4.5 million credit facility agreements. Collectively these facilities are the “$29.0 million unsecured credit facility”. The total proceeds of the $29.0 million unsecured credit facility were used to fund the construction of six 10000 TEU vessels.

The Company’s subsidiaries are subject to an interest free period under the facility until such time that each vessel is delivered. Upon delivery of the vessel, the Company pays a fixed-rate cash interest for the remaining duration of the loan. Three vessels were delivered in 2014, and the remaining three vessels were delivered in 2015. During the construction period, interest has been imputed and capitalized to the vessels under construction at the effective interest rate of 2.7% - 3.7% that represents fair and adequate compensation to the lender for use of the related funds.

In August 2018, the Company prepaid the remaining balance of $29.0 million on this unsecured credit facility.

(b)Term loan credit facilities:

On April 6, 2018, the Company entered into a secured term loan facility for up to $120.0 million to finance two 10000 TEU vessels which delivered in May 2018.

At December 31, 2018, the Company’ subsidiaries had 13 term loan facilities available, which provided for aggregate borrowings of up to $951.4 million (2017 - $1,164.7 million) to finance the construction of 18 new building vessels, of which $951.4 million (2017 - $1,013.3 million) was drawn and outstanding.

The term loan credit facilities bear interest rates of three month LIBOR plus a margin per annum that are payable quarterly. At December 31, 2018, the three month average LIBOR was 2.5% (2017 – 1.6%). Term loan credit facilities mature between September 2022 and June 2027.

The subsidiaries of the Company are subject to a commitment fee calculated on the undrawn amounts under the various loan facilities that is payable either semi-annually or quarterly.

Repayment of the principal commences between one month and two years from the date of the first draw for each vessel and is payable in quarterly installments over periods ranging between 5 and 10 years.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

Waiver

For one of the Company’s term loans, the Company initially obtained a waiver from the lender extending the period for securing acceptable replacement charters for four of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. Two of these vessels have since been released from security.

The funds borrowed under certain of our term loan facilities, other than a $298.0 million facility, are secured by:

(i)	deeds of assignment of earnings and insurance from the vessels;
(ii)	ship mortgages;
(iii)	charge over bank accounts; and
(iv)	deeds of charge over the shares of the various subsidiaries.

The funds borrowed under the $298 million facility are secured by:

(i)	deeds of assignment of the shipbuilding contracts, the corresponding refund guarantees, and the earnings from the vessels;
(ii)	deeds of charge over the shares of the various subsidiaries;
(iii)	assignment of charter income and insurance;
(iv)	ship mortgage; and
(v)	charge over bank account.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

The Company must meet certain financial covenants under these term loan facilities, including maintaining certain minimum tangible net worth and debt to asset ratios. At December 31, 2018, the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

(c)	Minimum repayments:

As at December 31, 2018, minimum repayments for the principal balances outstanding with respect to the credit and loan facilities are as follows:

2019	$84,965
2020	88,864
2021	92,261
2022	157,402
2023	330,572
Thereafter	197,365

$951,429

The weighted average rate of interest, including the margin, was 5.1% at December 31, 2018 (2017 - 4.5%). Interest payments are made quarterly.

8.	Interest expense and amortization of deferred financing fees:

	2018	2017	2016

Interest on long-term debt	$51,240	$46,959	$42,460
Commitment fees	—	—	638
Finance fees	—	586	474
Amortization of deferred financing fees	4,248	3,791	3,900
	55,488	51,336	47,472

Financing fees capitalized	(29)	(2,677)	(6,091)

Interest expense and amortization of deferred financing fees	$55,459	$48,659	$41,381

9.	Financial instruments:

(a)Fair value:

The estimated fair values of the Company’s financial instruments are based on information about the instruments as at the balance sheet dates. The determination of fair value involves uncertainties and judgment and may not be relevant in predicting future earnings or cash flows.

The carrying values of cash and cash equivalents, short term investments, accounts receivables and prepaid, due from Seaspan, due from entities under common control, accounts payable and accrued liabilities, due to affiliates, due to Seaspan and loan from Seaspan approximate their fair values because of their short-term to maturity.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

The Company has the following financial instruments remaining:

		December 31, 2018		December 31, 2017
	Fair value hierarchy	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate derivatives:
Fair value of financial instruments - asset	Level 2	$113	$113	$166	$166
Fair value of financial instruments - liability	Level 2	1,015	1,015	3,672	3,672

Other financial liabilities:
Long-term debt excluding deferred financing fees	Level 2	951,429	945,171	1,043,295	1,064,770

Financial instruments – The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flow include the fixed interest rate of the swap and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as financial instruments could vary by material amounts in the near term.

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

The fair values of the interest rate derivative financial instruments are primarily determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

Long-term debt – The fair values of the Company’s variable rate long-term debt, excluding deferred financing fees are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin management considers to be appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

(b)Interest rate derivative financial instruments:

The Company uses interest rate swaps to manage its interest rate risk associated with its variable rate debt by exchanging a receipt of floating rate interest for a payment of fixed interest. Counterparties to the interest rate derivative financial instruments are major financial institutions. During 2017, the Company entered into two interest rate caps related to the loan to one of its subsidiaries. Both interest rate caps were one year instruments which expired in June 2018. If interest rates remain at their current levels, the Company expects that $0.5 million would be settled in cash in the next 12 months on instruments maturing after December 31, 2018.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

As of December 31, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR(1)	Notional amounts as of December 31, 2018	Maximum notional amount	Effective date	Ending date

3.27%	$69,882	$69,882	September 8, 2015	September 8, 2020
3.09%	68,423	68,423	June 5, 2015	June 5, 2020
1.60%	42,292	42,292	April 7, 2014	March 20, 2019

_________________________

(1) Excludes the margin the Company pays on its long-term debt

There are no amounts subject to master netting arrangements in 2018 and 2017.

10.	Commitments and contingencies:

The Company has entered into time charter agreements with charterers and vessel operating and maintenance agreements with a related party (note 3).

As of December 31, 2018, the minimum future revenues to be received on committed time charter agreements excluding time charter agreements where the charterer has an option to purchase the vessel, are as follows:

2019	$244,456
2020	216,348
2021	180,167
2022	149,651
2023	118,196
Thereafter	202,677

$1,111,495

The minimum future revenues are based on 100% utilization, relate to committed time charter agreements currently in effect and assume no renewals or extensions.

11. Concentrations:

	2018	2017	2016
Yang Ming Marine	$108,563	$91,467	$72,450
MOL	54,727	59,321	57,226
Maersk	27,145	27,195	14,983
Other	34,033	10,372	—
Hanjin	—	—	42,107
	$224,468	$188,355	$186,766

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to the Consolidated Financial Statements – (Continued)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Years ended December 31, 2018, 2017 and 2016

12. Supplemental cash flow information:

	2018	2017	2016
Non-cash transactions:
Transaction fees settled by issuance of equity to a member	$744	$443	$2,379
Due to Seaspan settled through increase in member interest	15,224	—	—
Net vessel additions paid by Seaspan	16,921	—	—
Other assets purchased by Seaspan	3,643
Debt repayments made by Seaspan	130,192	—	—
Settlement of loan from Seaspan and accrued interest through sale of subsidiaries	—	—	107,500
Amortization of deferred financing fees capitalized to vessel costs	29	—	55

Interest and tax payments:
Income taxes paid	84	15	15
Interest paid	52,535	51,441	47,375

13.	Subsequent events:

The Company has evaluated subsequent events up to March 25, 2019, the date the financial statements were available to be issued and has determined that no events or transactions require adjustment or disclosure in the financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEASPAN CORPORATION

Date: March 25, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)